Form 20-F
period 2014-12-31
Momo Inc.
filed 2015-04-20
CIK 1610601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36765

Momo Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Jonathan Xiaosong Zhang, Chief Financial Officer

Telephone: +86-10-5731-0567

Email: ir@immomo.com

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 280,869,740 Class A ordinary shares and 96,886,370 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“ADSs” refers to our American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share;

•	“China” or the “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“MAUs” refers to monthly active users. Prior to June 2014, we defined MAUs during a given calendar month as Momo users who were daily active users for at least one day during the 28-day period counting back from the last day of such calendar month. Beginning from June 2014, we define MAUs during a given calendar month as Momo users who were daily active users for at least one day during the 30-day period counting back from the last day of such calendar month. Daily active users are Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform on a given day;

•	“Momo Inc.,” “we,” “us,” “our company,” or “our” refers to our holding company Momo Inc., its subsidiaries and its consolidated affiliated entity and its subsidiaries;

•	“ordinary shares” prior to the completion of our initial public offering in December 2014 refers to our ordinary shares of par value US$0.0001 per share, and upon and after the completion of our initial public offering refers to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of China.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.2046 to US$1.00, the noon buying rate on December 31, 2014 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 10, 2015, the noon buying rate for Renminbi was RMB6.2082 to US$1.00.

Unless the context indicates otherwise, all share and per share data in this annual report give effect to a share split effected on September 12, 2012 in which each of the previously issued ordinary shares and preferred shares were split into 10 ordinary shares and preferred shares, respectively.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of mobile social networking platforms, mobile games and mobile marketing services in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheets data as of December 31, 2012 have been derived from our audited consolidated financial statements for the year ended December 31, 2012, which are not included in this annual report. We have not included financial information for the year ended December 31, 2010 or 2011, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014
	US$
	(in US$ thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues
Membership subscription fees	—	2,808	29,756
Mobile games	—	92	11,237
Other services	—	229	3,762

Total net revenues	—	3,129	44,755
Cost and expenses(1)
Cost of revenues	—	(2,927)	(15,762)
Research and development expenses	(1,454)	(3,532)	(9,264)
Sales and marketing expenses	(419)	(3,018)	(35,538)
General and administrative expenses	(1,969)	(3,010)	(10,354)

Total cost and expenses	(3,842)	(12,487)	(70,918)

Other operating income	—	—	26
Loss from operations	(3,842)	(9,358)	(26,137)
Interest income	3	32	722

Net loss	(3,839)	(9,326)	(25,415)
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(57,663)

Net loss attributable to ordinary shareholders	(6,932)	(17,446)	(83,078)

Net loss per share attributable to ordinary shareholders
Basic	(0.12)	(0.26)	(0.97)
Diluted	(0.12)	(0.26)	(0.97)

Weighted average shares used in computing net loss per ordinary share
Basic	60,103,654	67,190,411	85,293,775
Diluted	60,103,654	67,190,411	85,293,775

(1)	Share-based compensation expenses were allocated in cost and expenses as follows:

	As of December 31,
	2012	2013	2014
	(in US$ thousands)
Cost of revenues	—	34	155
Research and development expenses	39	269	674
Sales and marketing expenses	11	128	736
General and administrative expenses	542	532	5,073

Total	592	963	6,638

The following table presents our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,539	55,374	450,968
Total assets	20,784	63,025	478,504
Total liabilities	143	5,566	38,113
Total mezzanine equity	27,199	80,319	—
Total equity (deficit)	(6,558)	(22,860)	440,391

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our MAUs reached 69.3 million in December 2014, representing an increase of 105.6% from December 2013. Growing our user base and increasing the overall level of user engagement on our social networking platform are critical to our business. If our user growth rate slows down, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or depth of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors; and

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies.

If we are unable to grow our user base or enhance user engagement, our platform will become less attractive to our users, customers and platform partners, which would have a material and adverse impact on our business and operating results.

We are in the early stages of monetization and cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profit.

Our monetization model is new and evolving. We began to generate revenues in the second half of 2013 through membership subscriptions, mobile games and other services, which accounted for approximately 66.5%, 25.1% and 8.4%, respectively, of our net revenues in 2014. We generate membership subscription revenues from users who purchase membership packages for additional functionalities and privileges in our mobile application. For mobile games, we primarily cooperate with third-party game developers to provide their games on our platform and share revenues generated by in-game purchases of virtual items with such developers. In February 2015, we launched our first proprietary game on our platform and started to generate revenues by in-game purchases of virtual items. Our other services include paid emoticons and mobile marketing services. For our mobile marketing services, we recently started to cooperate with 58.com and Alibaba to provide user traffic advertisement services to merchants on their online marketplaces through Momo’s interactive functions. In January 2015, we launched gift mall services that allow users to send gifts to each other. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. As we further expand, we will also seek to develop additional strategic partnerships with third parties, including e-commerce companies, online marketplaces and other content or service providers. There is no assurance that we will be able to develop, maintain or enhance beneficial strategic partnership at reasonable cost, or at all. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or platform partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments, and our business and operating results may suffer as a result.

We have a limited operating history in a dynamic market, which makes it difficult to evaluate our future prospects.

The market for social networking platforms is relatively new, highly dynamic and may not develop as expected. Our users, customers and platform partners may not fully understand the value of our services, and potential new users, customers and platform partners may have difficulty distinguishing our services from those of our competitors. Convincing potential users, customers and platform partners of the value of our services is critical to the growth of our user base and the success of our business.

We launched our Momo mobile application in August 2011, and the relatively short operating history makes it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	increase our number of members and other paying users, which include users who make purchases of emoticons or purchase virtual items in mobile games offered on our platform, as well as the level of user engagement;

•	develop and deploy diversified and distinguishable features and services for our users, customers and platform partners;

•	convince customers of the benefits of our marketing services compared to alternative forms of marketing;

•	develop or implement strategic initiatives to monetize our platform;

•	maintain or develop beneficial relationship with key strategic partners;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our services, if the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past, and we may not be able to achieve or subsequently maintain profitability.

Since our inception, we have incurred significant net losses. As of December 31, 2014, we had an accumulated deficit of US$107.8 million. We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully. In addition, our ability to achieve and sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, mobile games and mobile marketing services in China.

We may continue to incur losses in the near future due to our continued investments in technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

We may not be able to successfully maintain and increase the number of our members or other paying users.

Revenues generated from membership subscription packages, mobile games and paid emoticons historically accounted for substantially all of our total revenues. Our future growth depends on our ability to convert our existing users into members and other paying users of our services and mobile games and retain our current members and paying users. Paying users include our members as well as users who make purchases of emoticons or purchase virtual items in mobile games offered on our platform. However, we cannot assure you that we will be able to retain our members and other paying users or continue to convert existing or new users into members and other paying users, nor can we assure you that we will be able to successfully compete with current and new competitors on members and other paying users. Our efforts to provide greater incentives for our users to subscribe for our membership status may not continue to succeed. Our members and other paying users may discontinue their subscriptions or other spending on our services because we no longer serve their needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our members and other paying users, our business, results of operations and prospects will be adversely affected.

If we fail to launch new games or release upgrades to existing games that attract new players and retain existing players, our business and operating results will be materially and adversely affected.

We have relied on mobile games for a substantial portion of our revenues, and we expect mobile games to continue to be an important part of our revenues. Revenues generated from mobile games contributed 25.1% of our total revenues in 2014. Growing and retaining our user base and converting some of our users into paying users largely depend on our ability to continuously offer new games and game updates that anticipate and effectively respond to changing player interests and preferences. If we cannot maintain our existing partnership with third-party game developers, or source new popular games that retain existing players and attract new players by expanding our network of partnering game developers, our business, results of operations and prospects will be materially and adversely affected.

It is difficult to consistently anticipate player preferences or industry changes, particularly games in new genres. Neither can we assure you that the new games we offer will attract a large number of players and be commercially successful, nor can we guarantee that we will be able to meet our timetable for new game launches. A number of factors, including changing game player preferences and our relationship with existing and new third-party game developers, could affect the popularity of new games or delay the launch of new games on our platform. If the new games we introduce are not commercially successful, we may not be able to recover the expenses we incur in game development, which can be significant.

In addition, new games that we offer may attract game players away from existing games on our platform. If this occurs, it will decrease the player base of our existing games, which could result in decreased revenues from such existing games. Game players of our existing games may also spend less money to purchase virtual items in our new games than they would have spent if they had continued playing our existing games, which could materially and adversely affect our revenues.

Our business is dependent on the strength of our brand and market perception of our brand.

In China, we market our services under the brand “ ” or “Momo.” Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, people may not understand the value of our platform, and there may be a misperception that Momo is used solely as a tool to randomly meet or date strangers. Convincing potential new users, customers and platform partners of the value of our services is critical to increasing the number of our users, customers and platform partners and to the success of our business.

Negative publicity may harm our brand and reputation and have a material adverse effect on our business and operating results.

Negative publicity involving us, our users, our management, our social networking platform or our business model may materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

In November 2014, Mr. Yan Tang, our co-founder, chairman and chief executive officer, received a letter from a PRC law firm on behalf of Wangzhiyi Information Technology (Beijing) Co, Ltd., or Wangzhiyi, a PRC company affiliated with Netease, Inc., or Netease, where Mr. Tang was employed from December 2003 to September 2011. The letter claimed that because Mr. Tang established Beijing Momo in July 2011 and Beijing Momo launched our application in August 2011, all while Mr. Tang was still an employee of Wangzhiyi, that he breached the terms of his employment agreement with Wangzhiyi, and violated his covenants to not compete with and devote himself to Wangzhiyi during the term of his employment. The letter requested that Mr. Tang apologize in writing to Wangzhiyi promptly and reserved Wangzhiyi’s right to pursue further action. Mr. Tang believes the claims lack merit and intends to defend himself against these claims vigorously.

On December 10, 2014, Netease posted a formal statement on its website alleging that Mr. Tang engaged in unethical conduct while employed with Netease. The statement contained several allegations, including those made in the letter described in the preceding paragraph. We note that none of the allegations put forth in Netease’s statement are directed against our company, and the allegations essentially relate to several alleged incidents that occurred before Mr. Tang joined our company. Mr. Tang has informed us that he believes the allegations are malicious and intends to vigorously defend himself against them.

We cannot predict what future action Netease or Wangzhiyi might take with respect to their claims against Mr. Tang. Nor can we predict whether additional public statements will be issued by Netease or any other party containing new allegations against Mr. Tang, other management personnel or our company. In the event that Netease or Wangzhiyi were to pursue these claims by means of court proceedings, we cannot predict the length or outcome of any such proceedings. Any legal action, regardless of its merits, could be time consuming and could divert the attention of Mr. Tang away from our business. Should Netease or Wangzhiyi prevail in any future lawsuit against Mr. Tang, his reputation could be harmed and he may be ordered to pay damages and/or cease any actions deemed to be wrongful by the court. Moreover, although we were not named in the letter, we cannot be sure that Netease or Wangzhiyi will not initiate proceedings against us in the future. Any such proceedings may result in negative publicity for us and divert our management’s attention and could materially and adversely affect our reputation, business and results of operations.

Our brand image, business and operating results may be adversely impacted by user misconduct and misuse of our platform.

Our platform allows mobile users to freely contact and communicate with people nearby. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which has in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being posted or activities from being carried out. Moreover, as we have limited control over the real-time and offline behavior of our users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform. In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. For example, we were recently fined by the PRC government authorities for certain videos and comics containing forbidden contents shared by users in certain groups. See “—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.

As a social networking platform, we are subject to intense competition from providers of similar services, as well as potential new types of online services. Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance and reliability of our services compared to those of our competitors, and the research and development abilities of us and our competitors;

•	changes mandated by, or that we elect to make to address, legislation, regulations or government policies, some of which may have a disproportionate effect on us;

•	acquisitions or consolidation within our industry, which may result in more formidable competitors;

•	our ability to monetize our services;

•	our ability to attract, retain, and motivate talented employees;

•	our ability to manage and grow our operations cost-effectively; and

•	our reputation and brand strength relative to our competitors.

If we fail to keep up with technological developments and evolving user expectations, we may fail to maintain or attract users, customers or platform partners, and our business and operating results may be materially and adversely affected.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, new product and service announcements, new generations of product enhancements and changing user expectations. Accordingly, our performance and the ability to further monetize the services on our platform will depend on our ability to adapt to these rapidly changing technologies and industry standards, and our ability to continually innovate in response to both evolving demands of the marketplace and competitive services. There may be occasions when we may not be as responsive as our competitors in adapting our services to changing industry standards and the needs of our users. Historically, new features may be introduced by one player in the industry, and if they are perceived as attractive to users, they are often quickly copied and improved upon by others.

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the market for mobile devices in China is highly fragmented, and the lower resolution, functionality, operating system compatibility and memory currently associated with the kaleidoscopic models of mobile devices in the Chinese marketplace may make the use of our services through these devices more difficult and impair the user experience. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to use our Momo mobile application. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and operating results.

If we fail to effectively manage our growth and control our costs and expenses, our business and operating results could be harmed.

We have experienced rapid growth in our business and operations and expansion of our platform since our inception in 2011, which places significant demands on our management, operational and financial resources. However, given our limited operating history and the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new talents quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

We expect our costs and expenses to continue to increase in the future as we broaden our user base and increase user engagement, and develop and implement new features and services that require more complexity. In addition, our cost and expenses, such as our research and development expenses, sales and marketing expenses and general and administrative expenses, have grown rapidly as we expanded our business. Historically, our costs have increased each year, and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or subsequently maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations, which could have a material and adverse effect on our business and operating results.

We collect user profile, user location and other personal data from our users in order to better understand our users and their needs and to support our social interest graph engine and our big data analytical capabilities for more targeted services such as interest- or location- based user groups and mobile marketing services. Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users, customers and platform partners and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, customers and platform partners and have an adverse effect on our business and operating results.

Any systems failure or compromise of our security that results in the unauthorized access to or release of the data or chat history of our users, customers or platform partners data or chat history could significantly limit the adoption of our services, as well as harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

We depend on the continued contributions of our senior management, especially the executive officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” section of this annual report, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for qualified talent in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and third-party infringements of our intellectual property rights may adversely affect our business.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. See also “Item 4. Information on the Company—B. Business Overview.” Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

There have been instances where third parties have cloned and launched counterfeits of our Momo mobile application on app stores or internet forums. Some of these counterfeits, once installed inadvertently by mobile users, were reported to automatically download and install other applications to these users’ mobile phones, charging them various fees. These counterfeits may mislead mobile users and negatively affect their perception of our application. Moreover, we may have to expend resources in connection with any legal actions that we take to curb these counterfeiting activities in order to protect our intellectual property rights, user experience and brand perception.

We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

We have been and may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on December 25, 2014, we were served a civil complaint by the Beijing Intellectual Property Court in which the plaintiff claimed that our use of the Chinese characters “ ” in marketing our brand infringed upon its trademark and demanded that we cease using the Chinese characters and pay for the plaintiff’s litigation-related costs and compensation of approximately RMB11 million (US$1.8 million). After consulting with our PRC counsel, we believe that because the scope of business covered by the plaintiff’s trademark class is substantially different from the scope of our business, the likelihood of the plaintiff’s claim prevailing is remote. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload text, graphics, audio, video and other content to our platform and download, share, link to and otherwise access games and other content on our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third-party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

Defending intellectual property litigation is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

People use our platform for real-time communication, socializing and information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our mobile services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access Momo mobile application in a timely fashion, or at all, our user experience may be compromised and the users may seek other mobile social networking tools to meet their needs, and may not return to Momo or use Momo as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of monthly active users of Momo is calculated using internal company data that has not been independently verified. While the number of monthly active users is based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our monthly active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our monthly active users may not accurately reflect the actual number of people using Momo.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Momo, which could negatively affect our business and operating results.

We have granted, and expect to continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted three share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, our wholly owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. As of March 31, 2015, options to purchase 30,787,026 Class A ordinary shares had been granted under the 2012 Plan, 30,684,526 of which remained outstanding. We had granted 40,001 restricted share units under the 2014 Plan as of March 31, 2015. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. In October 2014, we granted to our employees options to purchase 2,963,500 ordinary shares with an exercise price of $0.0002 per share and a vesting period of four years. Given the proximity of the grant to our initial public offering, we used US$6.75, which is the initial public offering price per ordinary share, as the fair value per share underlying the options granted in October 2014. As a result, we expect to incur approximately US$20 million share-based compensation expense in connection with the October 2014 option grant over the four-year vesting period. We believe the granting of share options is of significant importance to our ability to attract and retain our employees, and we will continue to grant share options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In preparing our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 in connection with our initial public offering in December 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The two material weaknesses identified related to lack of accounting personnel with appropriate knowledge of U.S. GAAP, and lack of a comprehensive accounting policies and procedures manual according to U.S. GAAP. In preparing our consolidated financial statements as of and for the year ended December 31, 2014 included in this annual report, we identified certain additional control deficiencies.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for the purposes of identifying and reporting material weaknesses, significant deficiencies and control deficiencies in our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or significant deficiencies may have been identified.

Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. For details of these remedies, see “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. As a public company in the United States, we are subject to Section 404 and the applicable rules and regulations thereunder. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of the ADSs.

We have limited insurance coverage.

The insurance industry in China is still at an early stage of development and business and litigation insurance products offered in China are limited. Other than the directors and officers liability insurance, we do not maintain any third-party liability, property, business interruption or key-man life insurance. The costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, any insurance policies that we maintain may not adequately cover our actual loss and we may not be able to successfully claim our losses under the insurance policies at all or on a timely basis. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

We face risks related to health epidemics and natural disasters.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Momo Information Technology Ltd., or Beijing Momo IT, our wholly owned PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Beijing Momo Technology Ltd., or Beijing Momo, our consolidated affiliated entity, and its subsidiary, based on a series of contractual arrangements by and among Beijing Momo IT, Beijing Momo and its shareholders. As a result of these contractual arrangements, we exert control over Beijing Momo and its subsidiary and consolidate or combine their operating results in our financial statements under U.S. GAAP. Beijing Momo holds the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of our PRC subsidiary and Beijing Momo, and the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Momo IT, or our consolidated affiliated entity and its subsidiaries.

We rely on contractual arrangements with Beijing Momo and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through Beijing Momo and its subsidiary, our consolidated affiliated entity and its subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with Beijing Momo and its shareholders, including the powers of attorney, to control and operate its business.

Our ability to control the consolidated affiliated entity and its subsidiaries depends on the powers of attorney, pursuant to which Beijing Momo IT can vote on all matters requiring shareholder approval in the Beijing Momo. We believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over Beijing Momo and its subsidiary and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Momo” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Beijing Momo and its subsidiary as direct ownership. If Beijing Momo or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a consolidated affiliated entity, should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Beijing Momo and its subsidiary. As a result, we may be unable to consolidate Beijing Momo and its subsidiary in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by Beijing Momo and its subsidiary that are important to the operation of our business if Beijing Momo or its subsidiary declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Beijing Momo and its subsidiary, Chengdu Momo, hold certain assets that are important to our business operations, including the value-added telecommunication service license concerning the internet information service, or the ICP license, and the internet culture operation license. Under our contractual arrangements, the shareholders of Beijing Momo may not voluntarily liquidate Beijing Momo or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate Beijing Momo, or Beijing Momo declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if Beijing Momo or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with Beijing Momo may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Beijing Momo adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing Beijing Momo’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting Beijing Momo to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if Beijing Momo’s tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of Beijing Momo IT, Beijing Momo and Beijing Momo’s subsidiary, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Beijing Momo IT, our PRC subsidiary, Beijing Momo and Beijing Momo’s subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of Beijing Momo may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of Beijing Momo, our consolidated affiliated entity, include Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who are also our shareholders, directors or officers. Conflicts of interest may arise between the roles of Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li as shareholders, directors or officers of our company and as shareholders of Beijing Momo. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of Beijing Momo have executed powers of attorney to appoint Beijing Momo IT, our PRC subsidiary, or a person designated by Beijing Momo IT to vote on their behalf and exercise voting rights as shareholders of Beijing Momo. We cannot assure you that when conflicts arise, shareholders of Beijing Momo will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprises in the PRC, such as Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce of the People’s Republic of China, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later, if the FIE is engaged in the industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Momo.” Under the draft Foreign Investment Law, variable interest entities, or consolidated affiliated entities, that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, our co-founder, chairman and chief executive officer, Mr. Yan Tang, a PRC citizen, possessed and controlled 77.7% of the voting power of our company as of March 31, 2015. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in April 2014, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly launched an “Anti-Pornography and Illegal Publications—Clean Up the Internet 2014” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, the Office of the Anti-Pornography and Illegal Publications Working Group sanctioned six companies, five of which are publicly traded, due to the presence of pornographic content on their respective websites or platforms. The sanctions included public criticisms, fines ranging from RMB50,000 (US$8,116) to RMB5.1 million (US$0.8 million), and the revocation of online publishing and online video licenses. Further, in the case of one privately held company alleged to have directly profited from distributing pornographic and pirated videos via its streaming video player, its chief executive officer was arrested and has been transferred to the prosecuting authorities for further action.

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. Since our inception, we have terminated over 12 million user accounts because we viewed content generated by those users to be indecent and in 2014 we terminated approximately 13.6% of new user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team, licensed third party software, our own data analytics software, and our user tiering system. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change. Although we have not received any government sanctions in connection with content posted on our platform, government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, the suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users, customers or platform partners, our revenues and results of operation may be materially and adversely affected and the price of our ADSs could be dramatically reduced.

Content posted or displayed on our social networking platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

Since our inception, we have designed and implemented procedures to monitor the content on our social networking platform in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Beijing Momo and its subsidiary are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained the ICP licenses for provision of internet information services and internet culture operation licenses for operation of online games. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We are also required to obtain an internet publishing license from SARFT in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this annual report, we have obtained an approval from the SARFT for one game, and we are still in the process of applying with the SARFT for the approvals of the remaining games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have a material adverse effect on our business and results of operations. All domestic online games must be filed with the MOC within 30 days after operation, and all imported online games must be approved by the MOC. As of March 31, 2015, three of the 20 online games we offered had completed the filing with the MOC. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. Although we do not believe our video sharing function in the user groups requires an internet audio/video program transmission license because such function does not constitute an internet audio/video program service under the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, issued by SARFT, in March 2015, we were warned and penalized with a fine of RMB30,000 (US$4,800) by the Beijing Administrative Enforcement General Team on Culture Market for failing to obtain an internet audio/video program transmission license for certain video (containing forbidden contents) sharing activities conducted by our users in certain groups. In addition, certain users circulated comics containing forbidden contents in certain user groups, as a result of which we were penalized with a fine of RMB30,000 (US$4,800) in March 2015 by the Beijing Administrative Enforcement General Team on Culture Market for unauthorized operation of comic and animation products. Accordingly, we will apply for an internet audio/video program transmission license, and will apply to expand the scope of our internet culture operation license to cover the operation of comic and animation products. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Our revenues are substantially generated in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

On February 3, 2015, the SAT issued a Public Notice [2015] No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbour scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There are few guidances and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li have completed SAFE registration in connection with our financings and share transfer.

However, we cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. We are in the process of filing registration with the local SAFE bureau for our employees who are PRC residents and have been granted shares or share options under our 2012 Plan and 2014 Plan and we will follow other procedures set forth in the Circular 7 and other applicable regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiaries, or to make additional capital contributions to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entity and its subsidiaries. We may make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 9, 2010, known as Circular 59, which tightens the examination of the authenticity of settlement of net proceeds from overseas offerings. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from our overseas offerings, including our initial public offering consummated in December 2014, to our PRC subsidiary and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will, upon its effective date as of June 1, 2015, supersedes the SAFE Circular 142. Circular 19 provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments. However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed by other companies; (iv) purchasing real estate properties not for self-use except when the foreign invested company is a company approved to engaging in real estate development business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease five premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between US and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

As of February 28, 2015, the trading price of our ADSs had fluctuated between US$9.7 and US$17.5 since our ADSs became publicly listed on December 11, 2014. The price of our ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 377,756,110 ordinary shares outstanding, including 36,800,000 Class A ordinary shares represented by ADSs and 96,886,370 Class B ordinary shares. All the outstanding ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares and all the Class B ordinary shares outstanding are available for sale in the form of ADSs upon the expiration of the 180-day lock-up period beginning from the date of the prospectus of our initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 77.7% of the aggregate voting power of our company as of March 31, 2015, including 77.5% that was owned through Gallant Future Holdings Limited, a company 100% beneficially owned by Mr. Tang through a family trust. As of March 31, 2015, Gallant Future Holdings Limited held 96,886,370 Class B ordinary shares, which constitutes all of our outstanding Class B ordinary shares.

As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our current income and assets and projections as to the value of our ADSs, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for current the taxable year or any future taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Rules.”

The approval of the China Securities Regulatory Commission may be required in connection with our initial public offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our initial public offering consummated in December 2014 may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this regulation, and (ii) our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited, a company 100% beneficially owned by Yan Tang, our co-founder, chairman and chief executive officer. Mr. Tang beneficially owned 77.7% of the aggregate voting power of our company as of March 31, 2015, including 77.5% of the aggregate voting power owned through Gallant Future Holdings Limited. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we had elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act was irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our currently effective second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Item 4.	Information on the Company

A.	History and Development of the Company

We started our operations in July 2011 when our founders established our consolidated affiliated entity Beijing Momo in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. In December 2011, we established Momo HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Momo HK established a wholly-owned PRC subsidiary, Beijing Momo IT in March 2012. In May 2013, we established Chengdu Momo as a wholly owned subsidiary of Beijing Momo. In March 2014, we formed a Delaware subsidiary, which is currently conducting market research and new product development. In January 2015, we established Shanghai Momo Technology Company Limited, or Shanghai Momo, as a wholly-owned subsidiary of Beijing Momo.

In December 2014, we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market under the symbol “MOMO.”

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 4th Floor, 400 Madison Avenue, New York, New York 10017.

B.	Business Overview

We operate Momo, one of China’s leading mobile-based social networking platforms. We enable users to establish and expand social relationships based on location and interests. Our platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners.

We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on our platform.

Our user base has grown rapidly since we launched Momo in August 2011. Our MAUs reached 69.3 million in December 2014, representing an increase of 105.6% from December 2013. We had 2.9 million members as of December 31, 2014, representing an increase of 383.3% from as of December 31, 2013.

Amid the fast evolving mobile internet market in China, we have focused on building and growing our user base and improving user experience. Our Momo mobile application is free of charge. We began to generate revenues in July 2013 from our membership subscription package, which provides members with additional functions and privileges. We generated 66.5% of our net revenues from membership subscription fees in 2014. We also began to generate revenues from mobile games, paid emoticons and mobile marketing services in the second half of 2013. We generated 25.1% and 8.4% of our net revenues from mobile games and other services in 2014, respectively. Our revenues increased significantly from US$3.1 million in 2013 to US$44.8 million in 2014. We had net losses of US$3.8 million, US$9.3 million and US$25.4 million in 2012, 2013 and 2014, respectively.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android, iOS and Windows platforms, enables users to establish and expand their social relationships based on locations and interests. Momo offers a personal and lively way for users to discover people nearby, and we facilitate the connecting, communicating, interacting, and content sharing with others. Momo features various location and interest-based features, such as Nearby People, Groups, Message Board, Topics and Nearby Events, multi-media instant messaging tools, as well as popular mobile games. Our various functions are connected with each other. For example, our Nearby People function features links to nearby Groups and Nearby Events.

Nearby People. This function allows users to find out the approximate distance from each other in real time and is the primary tool through which users can establish and expand their social relationships.

Once our Momo mobile application is launched on a smartphone, the default page presents a curated list of nearby users with their profile pictures, precise distance from the nearby users and the time they last checked-in on Momo prominently displayed. The list of nearby people is by default ordered by proximity to the application users. All users can customize the list by viewing nearby people by gender and a specific period of time within which the nearby people last checked in. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors. Our members may further filter the list of nearby users by age group, occupation, horoscope and whether the nearby person has linked his or her Momo account with other popular social network applications.

We enhance user stickiness by providing a comprehensive suite of push notifications, which include status updates, greetings from nearby users, chat messages and location of Momo friends. Our application will also notify users when their Momo friends come within close proximity. We also keep users up-to-date on the latest postings in their groups, as well as groups that their Momo friends have joined.

User Profile. This function allows users to share basic personal information and interests and encourage interactions. To begin the Momo experience, after downloading and installing the application, each user is asked to fill out a profile featuring pictures and detailed personal information, such as name, age, horoscope, occupation, employer, school, relationship status, date of registration with Momo, groups and topics joined, interests, accounts at other social network applications, frequent places of appearance and a personal note. Members can also post a voice recording as part of their profile. The profile page also contains a link to a chronologically arranged display of status updates, blogs and pictures posted by the user, allowing the user to share his or her experience and interest.

To further improve user experience, we have developed a tiering system whereby each user is assigned one of six scores based primarily on his or her behavioral patterns, profile credibility, degree of engagement, and quality of interactions with other users. Each user can monitor the score on his or her profile page. A user can generally improve his or her tiering score by demonstrating a pattern of wholesome social behavioral, a credible social profile, active engagement and high quality interactions with other users.

Groups. Our application allows users to create and participate in location-based groups across points of interest (residential complexes, educational institutions and commercial buildings). Location-based groups are generally established around a certain topic of interest. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos and exchange messages. As of December 31, 2014, our users had created 5.1 million groups.

Our users can create groups by first selecting a specific location around which the group is centered, which must be associated with a specific residential complex, educational institution or commercial building, and second, selecting a topic of interest for the group. We limit the size of each group to 100 users in order to foster a closer, more engaged and interactive community. The maximum size of a particular group is determined by whether the group’s creator is a member and the activity level of the group, such as the frequency of messaging among users. Our application displays nearby groups created by users as ranked by proximity. A user must apply to join a nearby group, and membership admission is determined by the creator and managers of the group. In addition to our default distance-based listing of nearby groups, users are also able to search for groups using keywords. To further enhance interaction, we also display who among the people that a user has followed are members of a particular group.

Users can propose and organize offline events for the location-based groups. A separate page will be created for an event containing information about the activity such as type, venue and time, based on which group members can decide whether to join the event and confirm attendance. A list of confirmed attendees will be shown on the activity page as well.

To enhance the synergies between our social functions and mobile games offered on our platform, we have established groups for our mobile games players called Player Unions. Our Player Unions provide users with increased opportunities to interact and foster closer social relationships.

Message Board. An important entry point for users to interact with all other users nearby is our Message Board function. Our Message Board contains status updates, micro-blogs and photos posted by nearby users, facilitating connections between people in the same neighborhoods and among Momo friends. Users can comment on the postings made by others, which are arranged by proximity. Our Message Board function has proven to be an effective means of stimulating interaction and creating social relationships among our users.

Topics. Our Topics is another feature aimed at enabling users to discover other users with common interests. Our Topics present popular themes of interest to all users. Users who have joined a certain Topic , such as Fitness or Pets, can post threads and interact with other users by replying to the threads. Users can view other users who have joined the same Topic , in the order of proximity. We also recommend popular Topics and threads to users based on their profiles. Users can also search for Topics that most interest them.

Topics are created by us based on user feedback. Daily management of a Topic is delegated to the Topics host, who is responsible for selecting priority postings, and monitoring posted content for inappropriate, off-topic or unlawful materials.

Nearby Events. To facilitate offline interaction between our users and to promote our brand, we publicize events taking place in various Chinese cities close to our users, such as concerts, seminars, sport events, plays and exhibitions.

We cooperate with leading event promoters and ticketing platforms in China to upload information about popular events onto Momo. Moreover, event hosts can open a Momo account and promote their events on our platform by submitting a description of the event to us. Once we approve an event submission, it will appear on our Nearby Events page. For highly popular events, our sales team will actively seek to partner with the hosts in order to promote our brand and potentially explore monetization opportunities.

Our users can search and filter events by date, type, distance, popularity and number of attendees. Our users can sign up for the events and view other people who have expressed interest in attending, to whom they may send invitations to attend the event together. After a user has signed up for an event, it is added to his/her Momo event calendar in our application.

Location Roaming. To enrich our service features and make our platform more fun for our users, we introduced the location roaming function, through which users can view other Momo users in a randomly selected city around the world. For our members, our roaming function further allows them to actively select any location around the world and view a curated list of Momo users according to selected criteria. This function also allows travelers to get to know friends in a particular destination in advance.

Instant Messaging. Our application also provides instant messaging function, with which users can send text, emoticons, voice recordings, pictures and video messages to other users. Many of our fun and trendy emoticons are inspired by characters in popular culture. One of the key features of our instant messaging function is that the dialogue window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient. Our instant messaging feature also allows users to turn voice messages into text, share their location information and engage in multi-person group chats. Users can sync their chat histories with multiple devices. We have also embedded third-party applications in order to facilitate more interaction between our users.

Gift Mall. Our gift mall showcases gifts that our users may purchase and send to each other. Gifts in our gift mall currently primarily include flowers, electronic products, food, cosmetics, household fittings and accessories. The gift mall is accessible via users’ personal page, and contains a library of information that facilitates customized gift purchase, including gift recommendation, birthday reminders, gift catalogue with list prices, and friends’ favorites. Users may also send customized message along with a gift. Gifts may only be sent between friends on Momo, and gift recipients may accept or reject the gifts. We currently cooperate with merchants on Alibaba’s marketplaces to deliver physical gift merchandises.

Mobile Games

Our application offers games primarily developed by third-party developers, some of which are customized for our platform and user profile. In February 2015, we launched our first proprietary game on our platform and started to generate revenues by in-game purchases of virtual items. Games on our platform are designed with a variety of themes, cultural characteristics and features to appeal to different segments of the game player community. The games on our platform have rich social features and are developed to be enjoyed, shared and played among Momo friends. Our users log into and play our games with their Momo accounts. Such social features contribute to the high player stickiness of mobile games offered on our platform. As of December 31, 2014, games on our platform had been activated a total of 27.4 million times, with a total number of 19.2 million players.

Monetization Opportunities

We started monetization in July 2013. We currently generate revenues primarily from membership subscription fees, mobile games and other services. Because we started to monetize from the third quarter of 2013 only, we cannot confirm or otherwise describe the seasonality of our business as a result of this very short history of monetization.

Membership Subscription

We provide enhanced membership privileges to users who subscribe to our membership package by paying membership fees. Enhanced privileges include VIP logos, advanced search options, discounts in our emoticon store, higher limits on the maximum number of users group and the number of users that the member can follow, the ability to add a 60 second voice recording to the profile page, to search for Momo users anywhere in the world using our location roaming services, to see a list of recent visitors to their profile page and to appear invisible to specific users. We offer four membership subscription packages to our users, priced at RMB12 (US$2) per month, RMB30 (US$5) per three months, RMB60 (US$10) per six months and RMB108 (US$18) per year, respectively. We offer diverse payment options for users to pay membership subscription fees, including third-party online channels, such as Apple App Store and Alipay, as well as through mobile operators, including prepaid cell-phone recharge cards. We had 2.9 million members as of December 31, 2014. We intend to continue exploring different ways to expand our members-only offerings so as to better serve our members and attract a larger membership base.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users and communication within groups, but also broaden our revenue sources. Such games may be developed by third parties, where we share revenues generated by in-game purchases of virtual items with such developers, or developed in-house.

Other Services

Our other services include paid emoticons and mobile marketing services. Our virtual store currently features free and paid stylish and trendy emoticons designed in-house and by third-parties, many of which are inspired by characters in popular culture. We also design customized emoticons for nearby activities that are being promoted on our platform, for our mobile marketing service customers, as well as emoticons for users living in specific geographical areas.

We seek to provide mobile marketing solutions to enable our customers and platform partners to promote their brands and conduct effective marketing activities on our platform. Our mobile marketing services currently include banner ads placement for brands and the following:

Dao Dian Tong for local merchants. In August 2014, we launched Dao Dian Tong, our marketing solution for local merchants. Through Dao Dian Tong, we allow local merchants to set up business profile pages, including business descriptions and illustrative pictures, on our mobile application. Our dedicated staff verify the authenticity of each local merchant, and certify to our users that each business profile page is genuine. Our users are able to communicate with local merchants using our instant messaging function and archive local businesses that they like. We charge local merchants for our Dao Dian Tong marketing solution based on the number of users that can access their business profile pages.

User traffic advertisement services. In December 2014, we started to cooperate with 58.com to provide Momo users with easy access to 58.com’s online marketplaces through the Discover function on our platform. In January 2015, we started to cooperate with Alibaba to place targeted advertisements of the merchants on Alibaba’s marketplaces on our Nearby People function. We expect to generate marketing revenues from the advertisement services.

We plan to further monetize our user traffic through referring traffic from our platform to e-commerce companies, online marketplaces and other content or service providers. Leveraging our rich user data, our services allow customers to market precisely to their targeted audience. Customers have the ability to improve the relevance of their marketing based on users’ social interest graphs, a collection of data that we create for each user that draws upon a variety of factors, including demographics, social relationships and interests.

Technology

Our proprietary networking protocols ensure fast, reliable and stable mobile communications under different network environments in China. Our architecture focus on providing consistent user experience across different mobile devices, operating systems and network environments, which is particularly necessary in China given the wide variety of choices of mobile devices, operating systems and mobile networks.

Social Interest Graph Recommendation Engine

We have developed a comprehensive database of user social interests from the activities on our platform. We create a social interest profile for each user account based on user actions, such as group and topics memberships, social relationships, as well as demographic data such as age, gender and location. Based on these social interest profiles, our recommendation engine allows us to push content to Momo users who are more likely to find such content interesting and relevant. We believe that social context can improve the relevance of advertisements and make them a more integral part of the user experience, rather than an interruption of it. Therefore, we are continually refining our recommendation engine to improve the relevance of information we push to users.

Leveraging on our social interest graph recommendation engine and our analysis of user behavior data, we have developed a tiering system whereby each user is assigned one of six scores based on his or her behavioral patterns. Each user can monitor his or her tiering system score on our application. Using such a tiering system, we aim to enable users to connect with each other and maintain relationships based on their mutual social preferences and needs, thereby increasing the likelihood of establishing a new relationship and strengthening existing relationships. We use our tiering system to foster a healthy ecosystem and to deter harassment and other undesirable behaviors on our platform.

Scalable Distributed Storage

Our proprietary model optimizes and facilitates cost-effective data storage by building memory on solid state drives. This distributed storage model allows us to efficiently and securely manage a large amount of data while storing data on servers that are easily scalable.

Service Oriented Architecture

Our platform adopts service-oriented architecture that allows efficient software development and frequent upgrading of our services. Our platform is built on technologies that can facilitate cost-effective learning and joint research and development across different coding languages.

Precision in Locating Users

Location is a key attribute of our social networking platform. Our rich experience in location-based technology has allowed us to develop technology capable of precisely locating static or mobile users within units of five meters horizontally. We believe our ability to locate users with this precision is unique in our industry.

Content Management and Monitoring

As of the date of this annual report, we have a dedicated team of over 100 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platform and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, Momo users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

Our corporate policy requires a user to accept our terms of use during the registration process before becoming a Momo user. In the user agreement, the user makes certain acknowledgments and covenants, including, among others, (i) the user is solely responsible for the authenticity, legality, harmlessness and relevancy of all information submitted for registration purpose or delivered to other users, (ii) the user is not impersonating other people or spreading information in the name of others, (iii) the user alone is responsible for any losses or injuries arising from or caused by the content on our platform and (iv) the user agrees to indemnify us for our losses or injuries arising from or caused by the activities of or content generated by the user.

Branding and Marketing

Since our inception, our user base has grown primarily by word-of-mouth which has enabled us to build our brand with relatively low marketing costs. We historically have focused our branding and marketing efforts on online promotions via popular search engines and third-party application stores.

We recently diversified our marketing efforts by sponsoring offline events that are popular among the young generation, such as the Strawberry Music Festival in China, placing outdoor ads in subways, bus stops and taxis in various major Chinese cities, as well as placing television advertisements. We also launched a series of brand promotional videos titled “I Am One of Momo” in the form of tastefully cinematographed micro-films starring trendy Momo users in a variety of modern professions.

Customer Service

As of the date of this annual report, we have a dedicated team of over 60 customer service personnel in our customer service center in Chengdu, China, who support our members and mobile game players. Our dedicated customer service team is well-trained on our membership services and mobile games functionalities. For our users who subscribed to our membership services, our customer service personnel provide around-the-clock support through a members-only toll-free phone number and other online communication channels. Our customer service team helps our members with issues they encounter on our mobile platform, gathers feedback on how to improve our services and receives member complaints and suggestions. Our customer service team also addresses issues that our mobile game players encounter and gathers player feedback on the functionality and popularity of the mobile games we offer.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2014, we had registered 12 trademarks and applied for 47 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have registered 18 software copyrights and 32 copyrights with the PRC National Copyright Administration and applied for registration of four software copyrights and two copyrights with the PRC National Copyright Administration. We have also registered four domain names, including immomo.com, wemomo.com, immomogame.com, and momocdn.com.

Competition

As a mobile social networking platform, we are subject to intense competition from providers of similar services, as well as potential new types of online services.

Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets from customers. We believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our mobile marketing services, our marketing and selling efforts, and the strength and reputation of our brand. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.” We also experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.”

Insurance

We do not maintain property insurance, business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 and 2013, respectively. The Company Law is applicable to our PRC subsidiary and consolidated affiliated entity and its subsidiaries unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalogue went effective on April 10, 2015. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog amended in 2011, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.

To comply with such foreign ownership restrictions, we operate our businesses in China through Beijing Momo, which is owned by PRC citizens. Beijing Momo is controlled by Beijing Momo IT through a series of contractual arrangements. Beijing Momo holds an internet content provider, or ICP, license to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Catalog.

Beijing Momo IT is currently engaged in the business of software development, which is an industry in which foreign investment is “encouraged” under the currently effective Catalog.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunication activities in China. The telecommunications industry in China is governed by a licensing system based on the classifications of the telecommunications services set forth under the Telecommunications Regulations.

The Ministry of Industry and Information Technology, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the Ministry of Industry and Information Technology or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in April 2003, provision of information services through the internet, such as the operation of our immomo.com.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiary. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from January 30, 2012, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business as well.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate internet broadcasting activities pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above referenced business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT and the Ministry of Culture to adopt detailed implementing rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio/video programs into four categories.

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, SARFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release. As of the date of this annual report, we have not obtained an audio/video program transmission license, and we will apply to obtain the license.

Regulations on Online Comics and Internet Cultural Products

The Interim Administrative Provisions on Internet Culture was promulgated by MOC on February 17, 2011 and became effective on April 1, 2011. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained an internet culture operation license and will apply to expand the scope of the license to cover the operation of comic and animation products.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the General Administration of Press and Publication and the Ministry of Industry and Information Technology on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an internet information service provider to select, edit and process content or programs and to make such content or programs available on the internet for the public to read, use and download shall constitute an internet publication. The provision of online games is deemed an internet publication activity and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the Ministry of Culture issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011. According to the Internet Culture Interim Provisions, “internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the Ministry of Culture or its provincial counterpart.

On June 3, 2010, the Ministry of Culture promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. Under the Online Game Measures, all operators of online games, issuers of virtual currencies and providers of virtual currency trading services, or Online Game Business Operators, are required to obtain internet culture operation licenses. An internet culture operation license is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license.

In addition, Online Game Business Operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (i) setting compulsory matters in the online games without game users’ consent; (ii) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (iii) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2015, three of the 20 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

On September 28, 2009, the General Administration of Press and Publication, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-examination and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice reiterates that the General Administration of Press and Publication is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the General Administration of Press and Publication. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. Beijing Momo, as an ICP license holder, is subject to these measures.

Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. As an ICP license holder, Beijing Momo is subject to the laws and regulations relating to information security.

In August 2013, the MOC issued the Administration Measures on Content Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content might lead to material issues, report to provincial branch of MOC.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, the Ministry of Education, the Ministry of Public Security and the Ministry of Industry and Information Technology, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on August 3, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the Ministry of Industry and Information Technology or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology. Our ICP license will expire in February 2017 and we will renew such license prior to its expiration date.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

Regulations Relating to Taxation

Up until December 31, 2007, our PRC subsidiary and consolidated affiliated entity and its subsidiaries were subject to PRC enterprise income tax at the statutory rate of 33% on their PRC taxable income.

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued a Public Notice [2015] No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There are few guidances and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. We currently pay the pilot VAT instead of business taxes for our advertising activities, and for any other parts of our business that are deemed by the local tax authorities to belong to the applicable industries.

Regulations Relating to Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2014, we had registered 18 software copyrights and applied for four software copyrights in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2014, we had 12 registered trademarks and had 47 trademark applications in China.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as the sale or purchase of goods, are not subject to PRC governmental approvals. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used, or the SAFE Circular 142. The circular requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of foreign-invested enterprises converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Furthermore, SAFE promulgated a circular in November 2010, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations may result in severe penalties, such as heavy fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which will, upon its effective date as of June 1, 2015, supersedes the SAFE Circular 142. This circular provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments. However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed by other companies; (iv) purchasing real estate properties not for self-use except when the foreign invested company is a company approved to engaging in real estate development business.

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance effective in 2004, as amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. These reserve funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Yan Tang, Mr. Yong Li, Mr. Xiaoliang Lei and Mr. Zhiwei Li for our financings and share transfer.

M&A Rule and Overseas Listing

In August 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities.

However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for our initial public offering or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

SAFE Regulations on Employee Share Options

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. We are in the process of filing registration with the local SAFE bureau for our employees who are PRC residents and have been granted shares or share options under our 2012 Plan and 2014 Plan and we will follow other procedures set forth in Circular 7 and other applicable regulations. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with PRC regulations on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan and 2014 Plan.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entity and its subsidiaries as of the date of this annual report on Form 20-F.

Note:

(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who hold 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. The shareholders of Beijing Momo are shareholders, directors or officers of Momo Inc.

Contractual Arrangements with Beijing Momo

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiary, Chengdu Momo, over which we exercise effective control through contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over Beijing Momo;

•	receive substantially all of the economic benefits of Beijing Momo; and

•	have an option to purchase all or part of the equity interests in Beijing Momo when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Momo and its subsidiary, and, therefore, have consolidated the financial results of Beijing Momo and its subsidiary in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo, and the shareholders of Beijing Momo.

Business operation agreement. Under the business operation agreement entered into among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo on April 18, 2012, as supplemented on June 9, 2014, the shareholders of Beijing Momo agreed that Beijing Momo would not enter into any transaction that could materially or adversely affect its assets, business, interests or operations without prior written consent from Beijing Momo IT, including conducting business beyond the usual and normal scope, entering into any loan or other debtor-creditor relationship with third party, selling or disposing of assets or rights, including intellectual property rights, and creating guarantees or any other security on any of its assets or intellectual property rights in favor of a third party. In addition, the shareholders of Beijing Momo agreed to vote for or appoint nominees designated by Beijing Momo IT to serve as Beijing Momo’s directors, chairman, general managers, financial controllers and other senior managers. Furthermore, Beijing Momo’s shareholders agreed to accept and implement proposals set forth by Beijing Momo IT regarding employment, day-to-day business operations and financial management. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. These agreements have an initial term of ten years from the date of execution, and may be extended at the discretion of Beijing Momo IT. Beijing Momo IT may terminate this agreement at any time by giving a prior written notice to Beijing Momo and its shareholders. Neither Beijing Momo nor its shareholders may terminate this agreement.

Exclusive call option agreements. Under the exclusive call option agreements between Beijing Momo IT, Beijing Momo and each of the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, each of the shareholders of Beijing Momo irrevocably granted Beijing Momo IT an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Momo for a nominal price of RMB10 or the lowest price permitted under PRC law. In addition, Beijing Momo irrevocably granted Beijing Momo IT an exclusive and irrevocable option to purchase any or all of the assets owned by Beijing Momo at the lowest price permitted under PRC law. Without Beijing Momo IT’s prior written consent, Beijing Momo and its shareholders will not sell, transfer, mortgage or otherwise dispose of Beijing Momo’s material assets, legal or beneficial interests or revenues of more than RMB500,000, or allow an encumbrance on any interest in Beijing Momo. These agreements will remain effective until all equity interests held in Beijing Momo by its shareholders are transferred or assigned to Beijing Momo IT.

Equity interest pledge agreements. Under the equity interest pledge agreements between Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, the shareholders of Beijing Momo pledged all of their equity interests in Beijing Momo (including any equity interest subsequently acquired) to Beijing Momo IT to guarantee the performance by Beijing Momo and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Beijing Momo IT for services provided. If Beijing Momo or any of its shareholders breach their obligations under these contractual arrangements, Beijing Momo IT, as the pledgee, will be entitled to certain rights and remedies, including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Beijing Momo. Beijing Momo IT has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement is registered with the relevant local administration for industry and commerce and will remain binding until Beijing Momo and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity interest pledge agreements with Chaoyang Branch of Beijing Administration for Industry and Commerce in Beijing.

Powers of attorney. Pursuant to the powers of attorney entered into on April 18, 2012 and amended and restated on April 18, 2014, each shareholder of Beijing Momo irrevocably appointed Beijing Momo IT as their attorney-in-fact to act for all matters pertaining to Beijing Momo and to exercise all of their rights as shareholders of Beijing Momo, including attending shareholders’ meetings and designating and appointing legal representatives, directors and senior management members of Beijing Momo. Beijing Momo IT may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of Beijing Momo. Each power of attorney remains in force until the shareholder ceases to hold any equity interest in Beijing Momo.

Spousal consent letters. Under the spousal consent letters, each spouse of the married shareholders of Beijing Momo unconditionally and irrevocably agreed that the equity interest in Beijing Momo held by and registered in the name of their spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement, and the power of attorney. Each spouse agreed not to assert any rights over the equity interest in Beijing Momo held by their spouse. In addition, in the event that the spouses obtain any equity interest in Beijing Momo held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

Exclusive cooperation agreements. Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Beijing Momo on August 31, 2014 to supersede the exclusive technology consulting and management services agreement signed in April 2012 between Beijing Momo IT and Beijing Momo. Under the agreement, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo and receive license fees and service fees as consideration. Without Beijing Momo IT’s prior written consent, Beijing Momo may not engage any third party to provide the same or similar licenses and services provided by Beijing Momo IT under the agreement. Beijing Momo IT also solely and exclusively owns any intellectual property rights arising from the performance of the agreement. Beijing Momo IT agrees to charge the licensing and service fees only if the operating profit rate, as such term is defined in the agreement, of Beijing Momo exceeds a specified threshold, which is initially set at 3.5% and will be adjusted from time to time. Any amount over the operating profit rate will be paid to Beijing Momo IT in the form of licensing and service fees. A breakdown of licensing and service fees will be exchanged between the parties each month and paid within 60 days from the end of such month. The licensing fee for the mobile social networking software owned by Beijing Momo IT will be 12.5% of Beijing Momo’s revenues generated from its principal business, while the licensing fee for the emoticons owned by Beijing Momo IT and licensed to Beijing Momo will be 12.5% of Beijing Momo’s revenues from emoticon sales, both to be adjusted from time to time. The agreement has retrospective effect starting from January 1, 2014 with respect to the licensing and service fees. The agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT. Beijing Momo IT may terminate the agreement at any time with a 30-day notice to Beijing Momo, but Beijing Momo may not terminate the agreement.

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of Beijing Momo IT and Beijing Momo will not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Beijing Momo IT also entered into an exclusive cooperation agreement and a supplemental agreement with Chengdu Momo on August 31, 2014, which agreements are substantially similar to the ones entered into between Beijing Momo IT and Beijing Momo described above.

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We have leased an aggregate of approximately 9,841 square meters of office space in Beijing, Chengdu, Shanghai and San Francisco as of March 31, 2015. These leases vary in duration from two to three years.

The servers that we use to provide our services are primarily maintained at various third-party internet data centers in Beijing and Tianjin.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our paying users, which include our members as well as users who make purchases of emoticons or purchase virtual items in mobile games offered on our platform, which in turn are affected by the growth in our active user base, and strategies we pursue to achieve active user growth that may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception. Currently, membership subscription fees are the largest component of our revenues. The growth of our member base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our users into members.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich content enables us to secure an abundant supply of user profiles and behavioral data, which is essential for our mobile marketing services and our ability to improve our service features, including our user tiering system.

Monetization. We started monetization in the third quarter of 2013, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. We plan to increase the revenues generated through our membership subscription fees by offering more premium services to our members. We plan to partner with third-party game developers and to develop games in-house to offer more games tailored to our platform and our users. We will continue to build our mobile marketing business, including the development of more innovative native advertising and comprehensive mobile marketing solutions. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to further enhance our big data analytical capabilities and develop new features and services for our platform.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 76 as of December 31, 2012 to 209 as of December 31, 2013 and further to 456 as of December 31, 2014. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands is a tax-exempted company.

US

Our subsidiary incorporated in the United States is subject to state income tax and federal income tax at different tax rates, depending on taxable income levels. As our US subsidiary did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2014.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income in 2012, 2013 or 2014.

PRC

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years. However, as Beijing Momo IT was still in accumulated loss position, the applicable tax rate for the years ended December 31, 2012, 2013 and 2014 remained as 25%. The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

As we had net operating losses for the years ended December 31, 2012, 2013 and 2014, we have not incurred any PRC income taxes for those periods.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. All of our entities were subject to the VAT Pilot Program as of December, 2014, or specifically, VAT at rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Momo may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2012	2013		2014
	US$	US$	%	US$	%
	(in US$ thousands, except for percentages)
Net revenues	—	3,129	100.0	44,755	100.0
Membership subscription	—	2,808	89.7	29,756	66.5
Mobile games	—	92	2.9	11,237	25.1
Other services	—	229	7.4	3,762	8.4
Cost and expenses
Cost of revenues	—	(2,927)	(93.5)	(15,762)	(35.2)
Research and development expenses	(1,454)	(3,532)	(112.9)	(9,264)	(20.7)
Sales and marketing expenses	(419)	(3,018)	(96.5)	(35,538)	(79.4)
General and administrative expenses	(1,969)	(3,010)	(96.2)	(10,354)	(23.2)

Total cost and expenses	(3,842)	(12,487)	(399.1)	(70,918)	(158.5)

Other operating income	—	—	—	26	0.1
Loss from operations	(3,842)	(9,358)	(299.1)	(26,137)	(58.4)
Interest income	3	32	1.0	722	1.6

Net loss	(3,839)	(9,326)	(298.1)	(25,415)	(56.8)

Comparison of the Years Ended December 31, 2012, 2013 and 2014

Net revenues

We currently generate revenues primarily from membership subscription, mobile games and other services. Membership subscription and other service revenues are presented net of surcharges and taxes. Mobile games revenues are presented net of revenue sharing with game developers, surcharges and taxes. We started to generate revenues in the second half of 2013. Net revenues increased significantly from US$3.1 million in 2013 to US$44.8 million in 2014, primarily due to a significant increase in net revenues from membership subscription and mobile games.

Membership subscription. Momo users can become members by paying monthly, quarterly, semi-annual or annual membership fees. Momo members are entitled to additional functionalities and privileges on our mobile application. Our membership subscription revenues were US$29.8 million in 2014, compared to US$2.8 million in 2013, all of which were generated in the second half of 2013. The growth in membership subscription fees revenues was primarily driven by the significant increase in the number of our members since we started monetization. Our members increased from 0.6 million as of December 31, 2013 to 2.9 million as of December 31, 2014. The increase in the number of our members was in turn driven by the growth in our active user base and increased user engagement. Our MAUs increased from 33.7 million in December 2013 to 69.3 million in December 2014.

Mobile games. We began to generate mobile games revenues in the fourth quarter of 2013, when we introduced two games on our platform. Our mobile games revenues were US$11.2 million in 2014, compared to US$92,000 in 2013. The growth in mobile games revenues was primarily due to the launch of 11 new games in 2014 resulting in more paying users. As of December 31, 2014, we had two types of mobile game services, namely non-exclusive mobile game services and exclusive mobile game services. For non-exclusive mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and we share user payments with such game developers. Game developers may offer their games on other platforms in addition to ours. For exclusive mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and our platform is the only one through which players can access such games. As of December 31, 2014, we operated nine games on our platform under non-exclusive mobile game services and three game under exclusive mobile game services. We expect the number of games operated under exclusive mobile game services to increase in the future. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

Other services. Our other services include paid emoticons and mobile marketing services. Our virtual store began to generate revenues from stylish and trendy emoticons for sale in the third quarter of 2013. The growth of our paid emoticon revenues was primarily attributable to the increase in our paying users, which is in turn driven by the size of our active user base. We also generated revenues from our mobile marketing services, which as of December 31, 2014 included the setting up of business profile pages by local merchants through our Dao Dian Tong service, the placement of banner displays in our mobile application, and providing user traffic advertisement services to merchants of 58.com’s online marketplace. We began to offer mobile marketing services in the third quarter of 2013. Other services revenues were US$3.8 million in 2014, compared to US$0.2 million in 2013. The growth in other services revenues from 2013 to 2014 was primarily due to increased placement of banner advertisement displays in our mobile application and the launch of our Dao Dian Tong service in the third quarter of 2014.

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including bandwidth costs, commission fees, depreciation, SMS costs and labor costs. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Commission fees are payments made to third-party application stores and other payment channels for distributing our mobile application and membership subscription services. Users can make payments for such services through third-party online and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. SMS costs consist of fees that we pay to telecommunication carriers for text message services provided to our users for verification purpose. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
		(in US$ thousands, except for percentages)
Cost of revenues:
Bandwidth costs	—	—	1,265	43.2	6,425	40.7
Commission fees	—	—	339	11.6	4,202	26.7
Depreciation	—	—	387	13.2	1,748	11.1
SMS costs	—	—	445	15.2	1,493	9.5
Labor costs	—	—	412	14.1	1,395	8.9
Other costs	—	—	79	2.7	499	3.1

Total cost of revenues	—	—	2,927	100.0	15,762	100.0

Our cost of revenues was US$2.9 million in 2013 and US$15.8 million in 2014. The significant increase in cost of revenues was primarily due to our rapid business expansion. Prior to generating revenues in the third quarter of 2013, we recorded US$0.6 million and US$0.8 million of bandwidth costs and SMS costs in general and administrative expenses in 2012 and the first half of 2013, respectively. We expect our cost of revenues to increase in the future as we continue to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team, to further enhance our big data analytical capabilities and develop new features and services for our platform.

2014 compared to 2013. Our research and development expenses increased by 162.3% from US$3.5 million in 2013 to US$9.3 million in 2014. This increase was primarily due to a US$4.6 million increase in salaries and benefits for research and development personnel and a US$0.6 million increase in rental expenses associated with research and development activities as a result of our moving into a new headquarters office in May 2014. Our research and development headcount increased from 101 as of December 31, 2013 to 213 as of December 31, 2014.

2013 compared to 2012. Our research and development expenses increased by 142.9% from US$1.5 million in 2012 to US$3.5 million in 2013. This increase was primarily due to a US$1.7 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 43 as of December 31, 2012 to 101 as of December 31, 2013.

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness and attract new users.

2014 compared to 2013. Our sales and marketing expenses increased from US$3.0 million in 2013 to US$35.5 million in 2014, primarily due to a US$26.2 million increase in marketing and promotional expenses to enhance our brand awareness and a US$4.7 million increase in salaries and other benefits for our sales and marketing personnel. Our sales and marketing headcount increased from 57 as of December 31, 2013 to 148 as of December 31, 2014.

2013 compared to 2012. Our sales and marketing expenses increased from $0.4 million in 2012 to $3.0 million in 2013, primarily due to a US$1.0 million increase in salaries and other benefits for our sales and marketing personnel, and a US$1.0 million increase in marketing and promotional expenses to enhance our brand awareness. Our sales and marketing headcount more than doubled, from 25 as of December 31, 2012 to 57 as of December 31, 2013.

General and administrative expenses

General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows and we comply with our reporting obligations under U.S. securities laws as a public company.

2014 compared to 2013. Our general and administrative expenses increased from US$3.0 million in 2013 to US$10.4 million in 2014. This increase was primarily due to a US$6.6 million increase in salaries and other benefits including share-based compensation expenses for our general and administrative personnel, a US$1.3 million increase in professional fees for legal, auditing and other services, and a US$0.4 million increase of rental expenses as a result of moving into a new headquarters office in May 2014, offset by a decrease in costs associated with the maintenance of our platform. We included bandwidth costs and SMS costs in an amount of US$0.8 million in the first half of 2013 in our general and administrative expenses prior to our monetization in the third quarter of 2013, but have included them in cost of revenues since then.

2013 compared to 2012. Our general and administrative expenses increased by 52.9% from US$2.0 million in 2012 to US$3.0 million in 2013. This increase was primarily due to an increase of US$0.6 million in salaries and other benefits for our general and administrative personnel, and an increase in costs associated with the maintenance of our platform. We included bandwidth costs and SMS costs in total of US$0.6 million in 2012 and US$0.8 million in 2013 in our general and administrative expenses prior to our monetization in the third quarter of 2013, but have included them in cost of revenues since then.

Net loss

2014 compared to 2013. As a result of the foregoing, we recorded net loss of US$9.3 million in 2013 and US$25.4 million in 2014.

2013 compared to 2012. As a result of the foregoing, we recorded net loss of US$3.8 million in 2012 and US$9.3 million in 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, revenues and expenses and contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. We principally derive our revenues from membership subscription services as well as offering the platform for mobile games developed by third parties, and other services, including the use of paid emoticons and mobile marketing services.

Membership Subscription. Membership subscription is a service package that enables members to enjoy additional functions and privileges. The contract periods for the membership subscription are one month, one quarter, six months and one year. All membership subscription is nonrefundable. We collect membership subscription in advance and record it as deferred revenue. Revenues are recognized ratably over the contract period for the membership subscription services.

Mobile Games. We provide game services and generate revenues from offering the platform for mobile games developed by third-party game developers. All of the games that we currently offer are developed by third-party game developers and can be accessed and played by game players directly through our mobile game platform. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We generally collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers and records revenues net of remittances. Purchases of in-game currencies are not refundable after they have been sold unless there are unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenues generated by a game become consistently insignificant. We do not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game.

Mobile game revenue recognition involves certain management judgments, such as determining who is the principal in providing game services to our players, estimating the consumption date of the in-game currencies and the period of player relationship. We concluded that game developers are the principals based on the fact that the games are primarily hosted by the game developers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, and offer customer support to resolve registration, log-in, virtual currency exchange and other related issues. Therefore, we report such revenues net of predetermined revenue-sharing with the game developers.

Non-exclusive mobile games services

We enter into non-exclusive agreements with game developers and offer our mobile game platform for the mobile games developed by such game developers. We have determined that we have no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and deferred until the estimated consumption date by individual games (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from one to six days after purchase of the in-game currencies.

We estimate the in-game virtual currency consumption date based on the consumption behavior of game players for each reporting period. The amount and timing of our game revenues could be materially different for any period if management made different judgments or utilized different estimates. Any adjustments arising from changes in the estimate would be applied prospectively on the basis that such changes are caused by new information indicating a change in the user behavior pattern.

Exclusive mobile games services

We enter into an exclusive agreement with a game developer and provide our mobile game platform for the mobile game developed by the game developer. Under this exclusive agreement, the players can access the game only through our platform, we have determined that we are obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. We believe that our performance for, and obligation to, the game developers correspond to the game developers’ services to the players. We do not have access to the data on the consumption details and the types of virtual items purchased by game players. Therefore, we cannot estimate the economic life of the virtual items. However, we maintain historical data of a particular player when the player makes a purchase and logs into the relevant game. We have adopted a policy to recognize revenues net of remittances to game developers over the estimated period of player relationship on a game-by-game basis.

We estimate the period of player relationship based on an assessment of our historical data, user behavioral patterns as well as industry research data. The period of player relationship is estimated based on data collected from those players who have purchased in-game currencies. We estimate the life of the player relationship to be the average period from the first purchase of in-game currencies to the date the player ceases to play the game.

To estimate the last login date the player plays the game, we selected all paying players that logged into the game during a particular period and continue to track these players’ log-on behaviors over a period to determine if each user is “active” or “inactive,” which is determined based on a review of the period of inactivity or idle period from the user’s last log-in. We observe the behaviors of these players to see whether they subsequently return to a game based on different inactive periods (e.g. not logging in) of one month. The percentage of players calculated that do not log back in is estimated to be the probability that players will not return to the game after a certain period of inactivity.

We consider a paying player to be inactive once he or she has reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. We believe that using an 80% threshold for the likelihood that a player will not return to a game is a reasonable estimate. We have consistently applied this threshold to our analysis.

If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics in the market. As of December 31, 2014, we operated three games under exclusive arrangements and the estimated period of the player relationship ranged from 45 to 69 days.

Future usage patterns may differ from historical usage patterns and therefore the estimated period of player relationship with us may change in the future. The consideration of player relationship with each game is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated period of player relationships on a quarterly basis. Any adjustments arising from changes in the estimated period of player relationships are applied prospectively as such change results from new information indicating a change in the game player’s behavioral patterns.

Paid Emoticons. All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made and download completed by a user. The price of each emoticon is fixed and identifiable. The revenues are recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date when the emoticon is downloaded.

Revenue recognition from emoticons also involves certain management judgments. We estimate the emoticons’ estimated economic life based on the historical data for the period from the first launch in 2013 to March 31, 2014, which period was generally longer than 180 days. We performed the analysis to estimate the usage life of the emoticons based on the historical attrition pattern of the usage frequency per day from the launching date to March 31, 2014, weighted by the sales amount from each selected emoticon sample during such period. We reassess the estimated life periodically. Any adjustments arising from changes in the estimate would be applied prospectively to all existing emoticons which are not fully amortized on the basis that such changes are caused by new information indicating a change in the frequency of usage pattern.

Consolidation of Affiliated Entities

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through Beijing Momo and its subsidiary.

Beijing Momo IT, our wholly-owned PRC subsidiary, holds the power to direct the activities of Beijing Momo and its subsidiary that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of Beijing Momo and its subsidiary through a series of contractual agreements with Beijing Momo and/or their nominee shareholders, including:

•	Exclusive cooperation agreements, as supplemented;

•	Equity interest pledge agreement;

•	Business operation agreement;

•	Exclusive call option agreement;

•	Powers of attorney; and

Based on the advice of Han Kun Law Offices, our PRC legal counsel, we believe above contractual agreements are currently legally enforceable under PRC law and regulations.

More specifically, through these contractual agreements, we believe that the nominee shareholders of Beijing Momo do not have the direct or indirect ability to make decisions regarding the activities of Beijing Momo that could have a significant impact on the economic performance of Beijing Momo because all of the voting rights of Beijing Momo’s nominee shareholders have been contractually transferred to Beijing Momo. Therefore, we have effective control over Beijing Momo. In addition, we believe that our ability to exercise effective control, together with the exclusive cooperation agreements, as supplemented, exclusive call option agreement and equity interest pledge agreement, give us the rights to receive substantially all of the economic benefits from Beijing Momo. Hence, we believe that the nominee shareholders of Beijing Momo do not have the rights to receive the expected residual returns of Beijing Momo, as such rights have been transferred to Beijing Momo. We evaluated the rights we obtained through entering into these contractual agreements and concluded we have the power to direct the activities that most significantly affect Beijing Momo’s economic performance and also have the rights to receive the economic benefits of Beijing Momo that could be significant to Beijing Momo.

Accordingly, we are the primary beneficiary of Beijing Momo and have consolidated the financial results of Beijing Momo and its subsidiary in our consolidated financial statements.

The shareholders of Beijing Momo are also our shareholders, directors or officers and therefore have no current interest in acting contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of Beijing Momo were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing Beijing Momo to not pay service fees under the contractual arrangements when required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Momo and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this annual report.

Uncertainties exist with respect to the application of the New EIT Law to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The useful lives and impairment of property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Judgment is required to determine the estimated useful lives of assets, especially for computer equipment, including determining how long existing equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Fair value of our ordinary shares

Prior to our initial public offering in December 2014, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•	Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

•	Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation awards to non-employees as one of the inputs into determining the grant date fair value of the award and fair value as of each period end thereafter.

In determining the estimated fair value of our ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. These estimates are not necessary to determine the fair value of our ordinary shares after our ADSs began trading.

The following table sets forth the fair value of our ordinary shares estimated at different dates in 2012, 2013 and 2014:

Date	Class of Shares	Fair Value		Purpose of Valuation	DLOM	Discount Rate
April 12, 2012	Ordinary shares	US$	0.01	To determine potential beneficial conversion feature in connection with the issuance of Series A-1 and Series A-2 preferred shares	33.5%	40.0%
June 11, 2012	Ordinary shares	US$	0.03	To determine potential beneficial conversion feature in connection with the issuance of Series A-3 preferred shares	33.5%	38.0%
July 13, 2012	Ordinary shares	US$	0.09	To determine potential beneficial conversion feature in connection with the issuance of Series B preferred shares	33.5%	38.0%
November 1, 2012	Ordinary shares	US$	0.19	Share option grant	33.0%	35.0%
October 8, 2013	Ordinary shares	US$	0.40	To determine potential beneficial conversion feature in connection with the issuance of Series C preferred shares	20.0%	30.0%
March 1, 2014	Ordinary shares	US$	4.00	Share option grant	16.0%	21.0%
April 22, 2014	Ordinary shares	US$	4.22	To determine potential beneficial conversion feature in connection with the issuance of Series D preferred shares	14.0%	21.0%
October 29, 2014	Ordinary shares	US$	6.75	Share option grant	5.0%	18.0%

Note: the fair values of ordinary shares stated above were adjusted by 1:10 share split that occurred in September 2012.

In determining the fair value of our equity interest in 2012, 2013 and 2014 prior to the completion of our initial public offering, we used both the market approach, also known as backsolve method, and the income approach, also known as the discounted cash flow method.

The backsolve method takes into consideration of the rights and preferences of each class of equity and solves for the total equity value that is comparable with a recent transaction in our own securities, considering the rights and preferences of each class of equity. The method was used when we completed financing transactions with investors on arm’s length basis.

The discounted cash flow, or DCF method, incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The DCF method of the income approach involves applying appropriate discount rates to discount the future cash flows forecast to present value. In determining an appropriate discount rate, we have considered (i) the weighted-average cost of capital, or WACC and (ii) the rate of return expected by venture capitalists, or VCR.

Weighted Average Cost of Capital. We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of, the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability in achieving forecasted projections. In deriving the WACCs, certain publicly traded companies involving social network were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the social network, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we planned to list our shares in the United States.

VCR. According to guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” because private enterprises often seek financing from private equity investors, including venture capital firms, the venture capital arena provides an observable market for the cost of capital for privately held enterprises. The expected return from venture capitalists for investing in our company when we were in expansion stage ranges from 35% to 50%. As we progress through early stage of development towards our initial public offering, the expected return from venture capitalists for investing in our company gradually declines when we were in bridge and IPO stage, which generally range from 25% to 35%.

After considering the WACC, VCR, the relative risk of the industry and the characteristics of our company, we used a discount rate of 40% as of the valuation dates in April 2012 and 18% as of October 2014. The decrease in discount rates was primarily due to our business growth and additional funding from multiple series of preferred shares investments.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

Since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we used the option-pricing method to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares based on historical volatility of guideline companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

We also applied a discount for lack of marketability, or DLOM, ranging from 33.5% to 5.0%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of our initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

Since our initial public offering in December 2014, the determination of the fair value of the ordinary shares is based on the market price of our ADSs, each representing two Class A ordinary shares, traded on the NASDAQ Global Select Market.

Share-based Compensation

All share-based awards to employees and non-employee, including share options, restricted shares and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period.

The following table sets forth certain information regarding the share options granted under our 2012 Plan to our employees and advisors at different dates in 2012, 2013 and 2014.

Grant Date	Category	No. of Options Grant	Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Intrinsic Value per Option at the Grant Dates	Type of Valuation
November 1, 2012	Staff	9,050,000	US$0.03	US$0.16	US$0.16	Retrospective
November 1, 2012	Non-employee	100,000	US$0.03	US$0.16	US$0.16	Retrospective
October 10, 2013	Staff	8,580,000	US$0.14	US$0.29	US$0.26	Retrospective
October 10, 2013	Management	5,500,000	US$0.14	US$0.30	US$0.26	Retrospective
March 1, 2014	Management	4,048,660	US$0.14	US$3.87	US$3.86	Retrospective
March 1, 2014	Staff	444,866	US$0.14	US$3.87	US$3.86	Retrospective
March 1, 2014	Non-employee	100,000	US$0.14	US$3.87	US$3.86	Retrospective
October 29, 2014	Staff	2,583,500	US$0.0002	US$6.75	US$6.75	Contemporaneous
October 29, 2014	Management	380,000	US$0.0002	US$6.75	US$6.75	Contemporaneous

We estimated the fair value of share options using the binomial tree or Black-Sholes option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	November 1, 2012	October 10, 2013	March 1, 2014	October 29, 2014
Risk-free interest rate	2.31%	3.09%	3.25%	2.44%
Contractual term (number of years)	10	10	10	10
Expected volatility	61.70%	54.40%	53.70%	57.50%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%

The following table sets forth certain information regarding the restricted share units granted under our 2014 Plan to certain directors on December 11, 2014.

Grant Date	Category	No. of Restricted Share Units Grant	Weighted Average Fair Value per Restricted Share Units at the Grant Date		Type of Valuation
December 11, 2014	Management	40,001	US$	8.51	Contemporaneous

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss is carried forward, a similar tax loss, or a tax credit carry-forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

B.	Liquidity and Capital Resources

As of December 31, 2014, we have financed our operations primarily through the issuance of preferred shares in private placements. As of December 31, 2012 and 2013 and 2014, we had US$18.5 million, US$55.4 million and US$451.0 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiary for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiary. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our consolidated affiliated entity in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. At its discretion, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in capital of our PRC subsidiary, consolidated affiliated entity and its subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our PRC subsidiary, consolidated affiliated entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2014, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$93.5 million. As of December 31, 2014, we held cash and cash equivalents of US$386.9 million in aggregate outside of the PRC and US$64.1 million in aggregate in the PRC, of which US$20.2 million was denominated in RMB and US$43.9 million was in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of US$43.9 million and RMB64.0 million (US$10.3 million), and our consolidated affiliated entity and its subsidiary Chengdu Momo held cash and cash equivalents in the amount of RMB61.2 million (US$9.9 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, and to our consolidated affiliated entity and its subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiaries, or to make additional capital contributions to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary and consolidated affiliated entity when needed. Notwithstanding the forgoing, our PRC subsidiary may use its own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiary to our consolidated affiliated entity or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$0.3 million in 2012, US$1.0 million in 2013 and US$2.6 million in 2014. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in US$ thousands)
Net cash used in operating activities	(4,104)	(5,135)	(5,933)
Net cash used in investing activities	(1,992)	(3,181)	(9,549)
Net cash provided by financing activities	23,551	45,000	412,256
Effect of exchange rate changes on cash and cash equivalents	(34)	151	(1,180)

Net (decrease by) increase in cash and cash equivalents	17,421	36,835	395,594
Cash and cash equivalents at beginning of period	1,118	18,539	55,374

Cash and cash equivalents at end of period	18,539	55,374	450,968

Anticipated Use of Cash

We intend to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have.

Operating Activities

Net cash used in operating activities amounted to US$5.9 million in 2014, which was primarily attributable to a net loss of US$25.4 million, adjusted for non-cash items of US$9.5 million and increase of US$10.0 million in working capital. The non-cash items primarily included US$6.6 million in share-based compensation expenses and US$2.8 million in depreciation on property and equipment. The increase in working capital was primarily attributable to an increase in deferred revenue of US$12.8 million, an increase in accounts payable of US$4.5 million and an increase in accrued expenses and other current liabilities of US$5.9 million, which was partially offset by an increase in prepaid expenses and other current assets of US$7.5 million and an increase in accounts receivable of US$5.2 million. The increase in deferred revenue was mainly attributable to the increase of our members and membership subscription fees that our members paid in advance, as well as the increase in mobile games revenues paid in advance. The increase in accounts payable was mainly attributable to the increase in revenue-sharing payable to game developers. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payroll and welfare payable due to an increased headcount and increased salaries, (ii) an increase in marketing promotional fees payable, and (iii) an increase in fees payable for professional services. The increase in prepaid expenses and other current assets is mainly attributable to (i) an increase in VAT resulting primarily from the purchase of property and equipment as well as advertising activities; (ii) an increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and membership subscription services; and (iii) an increase in advance payment made to third-party game developers.

Net cash used in operating activities amounted to US$5.1 million in 2013, which was primarily attributable to a net loss of US$9.3 million, adjusted for non-cash items of US$1.8 million and increase of US$2.4 million in working capital. The non-cash items included US$1.0 million in share-based compensation expenses and US$0.8 million in depreciation. The increase in working capital was primarily attributable to an increase in deferred revenue of US$3.7 million and an increase in accrued expenses and other current liabilities of US$1.3 million, which was partially offset by an increase in accounts receivable of US$1.9 million and an increase in prepaid expenses and other current assets of US$0.8 million. The increase in deferred revenue was mainly attributable to the increase of our members and membership subscription fees that our members paid in advance. The increase in accrued expenses and other current liabilities was mainly attributable to (i) increase in payroll and welfare payable relating to our increased headcount and increased salaries; and (ii) increased deferred government subsidy. The increase in accounts receivable is mainly attributable for the revenues collected through third-party payment channels. The increase in prepaid expenses and other current assets is mainly attributable to the increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and membership subscription services.

Net cash used in operating activities amounted to US$4.1 million in 2012, which was primarily attributable to a net loss of US$3.8 million, adjusted for non-cash items of US$0.7 million and decrease of US$1.0 million in working capital. The non-cash items include US$0.6 million in share-based compensation expenses and US$0.1 million in depreciation. The decrease in working capital was attributable to increase in accrued expenses and other current liabilities of US$0.7 million and increase in prepaid expenses and other current assets of US$0.3 million.

Investing Activities

Net cash used in investing activities amounted to US$9.5 million in 2014, which was primarily attributable to our purchase of servers, computers and other equipment and payments for leasehold improvements for our new office in Beijing, which we have occupied since June 2014.

Net cash used in investing activities amounted to US$3.2 million in 2013, which was primarily attributable to our purchase of servers, computer and other equipment.

Net cash used in investing activities amounted to US$2.0 million in 2012, which was primarily attributable to our purchase of computer and other equipment, and advance to a related party for a cost-method investment in Smartisan Technology Co., Ltd. (which was completed in April 2013) on behalf of us. See Note 5 to the consolidated financial statements included in this annual report for a description of the cost-method investment.

Financing Activities

Net cash provided by financing activities amounted to US$412.3 million in 2014, which was primarily attributable to proceeds from our issuance of preferred shares to investors and proceeds from our initial public offering.

Net cash provided by financing activities amounted to US$45.0 million in 2013, which was attributable to proceeds from our issuance of preferred shares to investors.

Net cash provided by financing activities amounted to US$23.6 million in 2012, which was attributable to proceeds from our issuance of preferred shares to investors.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$93.5 million as of December 31, 2014.

Capital Expenditures

Our capital expenditures amounted to US$1.0 million, US$3.2 million and US$8.7 million in 2012, 2013 and 2014, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for over 45% of our employees as of December 31, 2014. Most of our engineers and developers are based in our headquarters in Beijing.

In the three years ended December 31, 2012, 2013 and 2014, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$1.5 million, US$3.5 million and US$9.3 million. For the year ended December 31, 2014, our research and development expenditures represented 20.7% of our total revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity for such assets. We do not have any obligation, including a contingent obligation, arising out of a variable interest in any unconsolidated entity that we hold and material to us, where such entity provides financing, liquidity, market risk or credit risk support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$0.4 million, US$0.9 million and US$3.0 million during the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

	Total	2015	2016	2017	2018 and thereafter
	(in US$ thousands)
Operating lease	5,242	3,307	1,516	419	—

Other than the operating lease shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	36	Chairman and Chief Executive Officer
Yong Li	40	Director
Sichuan Zhang	31	Director and President of U.S. Operations
David Ying Zhang	41	Director
Hongping Zhang	51	Director
Neil Nanpeng Shen	47	Director
Feng Yu	51	Director
Benson Bing Chung Tam	51	Independent Director
Dave Daqing Qi	51	Independent Director
Xiaoliang Lei	31	Co-president
Jingping Zhang	40	Co-president
Zhiwei Li	29	Chief Technology Officer
Jonathan Xiaosong Zhang	51	Chief Financial Officer
Li Wang	31	Chief Operating Officer

Mr. Yan Tang is our co-founder and has served as our director and chief executive officer since our inception in July 2011. Mr. Tang was appointed to be the chairman of our board of directors in November 2014. Prior to founding our company, from 2003 to 2011, Mr. Tang worked at NetEase, Inc. (NASDAQ: NTES), or NetEase, initially as editor and later editor-in-chief. Mr. Tang was named by Fortune Magazine as one of its “40 Under 40,” a list of the most powerful, influential and important business elites under the age of 40, in October 2014. Mr. Tang received his bachelor’s of science degree from Chengdu University of Technology in China in 2000.

Mr. Yong Li is our co-founder and has been our director since April 2012. Mr. Li founded Fenbi Inc. (Cayman), a provider of online education services, in May 2011, in which he now serves as a board director and chief executive officer. In April 2012, he founded Beijing Jingguanyu Technology Co., Ltd., a software service company, and has been its chief executive officer since then. From May 2005 to May 2010, Mr. Li was the editor-in-chief and vice president at NetEase, and then the vice president at NetEase and president of NetEase career portal business unit. Between February 2001 and May 2005, Mr. Li served as an executive editor, executive editor-in-chief and then general manager of Global Entrepreneur, a Chinese magazine. Mr. Li is also a director of two privately held companies. Mr. Li received his MBA degree from Peking University in 2004 and bachelor’s degree in law from Renmin University in China in 1996.

Ms. Sichuan Zhang has been our director since April 2012 and the president of our U.S. operations since June 2014. Ms. Zhang joined the company in July 2011 and was responsible for product design, then marketing strategies and executions. Prior to joining our company, from June 2009 to February 2011, she co-founded 4 Degrees Motion Design, an advertising design firm. She was an art director of Modern Media, a Chinese media company, from January 2009 to May 2009, a senior designer of Phoenix New Media Limited (NYSE: FENG) from January 2008 to January 2009, and a web designer of NetEase from March 2006 to April 2007. Ms. Zhang received her bachelor’s degree in South China Normal University in 2005. Ms. Zhang is the wife of Mr. Yan Tang.

Mr. David Ying Zhang has been our director since April 2012. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of the venture capital investment firm’s operations. Mr. Zhang is currently also a director of Cheetah Mobile Inc. (NYSE: CMCM) and iKang Healthcare Group, Inc. (NASDAQ: KANG). In 2002, Mr. Zhang established and has since expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received master of science degree in biotechnology and business from Northwestern University in 1999 and bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Mr. Hongping Zhang has been our director since July 2012. Mr. Zhang is a vice president of Alibaba Group and one of the managing directors on Alibaba’s strategic investment team. He also serves on the board of a number of investee companies of Alibaba Group. Prior to joining Alibaba Group in 2011, Mr. Zhang was engaged in venture capital investments with Northern Light Venture Capital from 2005 to 2011. Between 2000 and 2005, Mr. Zhang worked as a senior director of business development covering the Asia-Pacific region for Lantern Communications, and the general manager covering Greater China for ANDA Networks. In 1998, Mr. Zhang co-founded ServGate Technologies, Inc. in Silicon Valley. From 1995 to 1998, Mr. Zhang worked for China CITIC Group specializing in fund management and strategic consulting. Mr. Zhang received his MBA from the University of San Francisco in 1994, master’s degree in imaging science from Rochester Institute of Technology in 1991, and bachelor’s degree in optical engineering from Tsinghua University in 1986.

Mr. Neil Nanpeng Shen was appointed to be our director in May 2014. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen is a co-founder and director of Ctrip.com International, Ltd. (NASDAQ: CTRP), or Ctrip, a leading online travel services provider in China. Mr. Shen served as the chief financial officer of Ctrip from 2000 to October 2005 and as president from August 2003 to October 2005. Mr. Shen also co-founded Home Inns & Hotels Management Inc (NASDAQ: HMIN), or Home Inns, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, a non-executive director of E-House (China) Holdings Limited (NYSE: EJ), and a director of Qihoo 360 Technology Co. Ltd. (NYSE: QIHU). Mr. Shen received his master’s degree from the Yale University in 1992 and his bachelor’s degree from Shanghai Jiao Tong University in 1988.

Mr. Feng Yu has been our director since May 2014. Mr. Yu is the co-founder and chairman of Yunfeng Capital, a private equity fund established in 2010. Between 2006 and 2008, Mr. Yu was the co-chairman and president of Focus Media Holding Limited, which was previously listed on NASDAQ. Prior to that, in 2003, Mr. Yu founded Shanghai Target Media Co., Ltd., which operated out-of-home television advertising network, and served as its chief executive officer. Mr. Yu currently is also a director of Huayi Brothers Media Group, a company listed on the Shenzhen Stock Exchange (Stock Code: 300027) and Media Asia Group Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 8075). Mr. Yu is also an independent director of ZhongAn Online P&C Insurance Co., Ltd. and Beijing Vantone Real Estate Co., Ltd. listed on the Shenzhen Stock Exchange (Stock Code: 600246). Mr. Yu received an EMBA degree from China Europe International Business School in 2001, master’s degree in philosophy from Fudan University in 1991 and a bachelor’s degree in philosophy from the same university in 1986.

Mr. Benson Bing Chung Tam has served as our independent director since December 2014. Mr. Tam is a chartered accountant. He is the founder and chairman of Venturous Group, a global CEO network based in Beijing. From 2002 to February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures). Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A corporate finance at S.G. Warburg from 1989 to 1992. Mr. Tam is currently a director of several privately held companies. Mr. Tam received his master’s degree in computer science from Oxford University in 1986 and his bachelor’s degree in civil engineering from Imperial College of London University in 1984.

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of the following public companies: Sohu.com (NASDAQ: SOHU), iKang Healthcare Group (NASDAQ: KANG), BONA Film Group Limited (NASDAQ: BONA) and Honghua Group Limited (Hong Kong Stock Exchange). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively. Dr. Qi is currently a member of the American Accounting Association.

Mr. Xiaoliang Lei is our co-founder and has been our co-president since June 2014. Mr. Lei is responsible for product development. Prior to co-founding our company, Mr. Lei was the product management staff then manager at NetEase, from 2008 to 2011. Mr. Lei was an editor in charge of content development and team management at 21CN Game Channel, a game information exchange platform in China from 2004 to 2008. Mr. Lei received his bachelor of science degree in software engineering from South China University of Technology in 2004.

Mr. Jingping Zhang has been our co-president since March 2014. Prior to joining us, Mr. Zhang was a partner at Concord & Partners, a PRC law firm, from June 2012 to March 2014, and a lawyer at King & Wood Mallesons from August 2008 to June 2012. Mr. Zhang had served as a legal counsel for a number of large companies and had participated in private equity fund formation and investments, M&As, corporate restructuring, domestic and offshore initial public offerings, as well as outbound investments by Chinese companies. Mr. Zhang was a journalist, chief reporter, columnist and editor-in-chief at various media organizations, including Nanfang Media Group from August 2007 to August 2009, Economic Observer from August 2005 to August 2007 and Guangzhou Media Group from August 2003 to August 2005. Mr. Zhang received a Ph.D. from Soochow University Law School in July 2007 and a bachelor’s degree of media and mass communication from Anhui Normal University in July 1998.

Mr. Zhiwei Li is our co-founder and has been our chief technology officer since our inception. Mr. Li is in charge of overseeing the technical architecture of our company. From July 2009 to March 2011, Mr. Li was the technology director in the finance channel at NetEase. He received his bachelor of science degree in software engineering from South China University of Technology in 2008.

Mr. Jonathan Xiaosong Zhang has served as our chief financial officer since May 2014. From July 2010 to April 2014, Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited, and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as the chief financial officer of several companies, including BJB Career Education Company Limited from June 2009 to June 2010, and Vimicro International Corporation (NASDAQ: VIMC) from September 2004 to January 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang is also an independent director and the chairman of audit committee of Tarena International Inc. (NASDAQ: TEDU). Mr. Zhang received his master’s degree in accountancy from the University of Illinois in 1994, his master’s degree in meteorology from Saint Louis University in 1992, and his bachelor’s degree in meteorology from Peking University in 1986. Mr. Zhang is a Certified Public Accountant in the State of California.

Mr. Li Wang has been our chief operation officer since June 2014. Mr. Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

B.	Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately US$2.4 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2015, options to purchase 30,787,026 Class A ordinary shares have been granted, 30,684,526 of which remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

Plan Administration. Our board of directors or one or more committees consisting solely of directors designated by our board will administer the 2012 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. The board or such committee(s) may also delegate, to the extent permitted by applicable laws, to one or more officers of our company, its powers under the 2012 Plan to determine the officers and employees who will receive awards, the number of such awards, and the terms and conditions thereof. Subject to the limitations under the 2012 Plan, the plan administrator from time to time may authorize, generally or in specific cases only, for the benefit of any participant, any adjustment in exercise or purchase price, vesting schedule, and regranting of awards by waiver or by other legally valid means.

Award Agreement. Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, provisions and restrictions for each award, which may include the type of award, the term of the award, vesting provisions, the exercise or purchase price, and the provisions applicable in the event that the recipient’s employment or service terminates. Under the plan, each recipient of option award shall duly sign a power of attorney delegating the voting rights and signing rights of ordinary shares issued upon the exercise of the option award.

Eligibility. We may grant awards to our officers, directors, employees, consultants and advisors of our company.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion, accelerate the awards so that they may immediately vest without any forfeiture restrictions, unless the plan administrator has otherwise provided for substitution, assumption, exchange or other continuation or settlement of the award.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each option award, which is stated in the award agreement and shall in no case be lower than the par value of our ordinary shares. Once vested, an option award will remain exercisable until the date of expiration or termination, unless otherwise provided by the plan administrator. However, each option award shall expire no more than 10 years after its date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient, save for certain exceptions including transfers to our company, transfers by gift to an affiliate or an immediately family member, transfer by will or the laws of descent and distribution, and other exceptions provided for by the plan administrator.

Amendment and Termination of the 2012 Plan. Subject to any shareholder approval, our board of directors may, at any time, terminate or, from time to time, amend, modify or suspend this 2012 Plan. Unless terminated earlier, the 2012 Plan will terminate at the close of business on October 31, 2022.

2014 Plan

We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As of March 31, 2015, we have granted 40,001 restricted share units under our 2014 Plan. The following paragraphs summarize the terms of the 2014 Plan.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors, consultants, or other individuals as determined, authorized and approved by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of Class A ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the tenth anniversary after the date of a grant, unless extended by the plan administrator.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.

The following table summarizes, as of March 31, 2015, the outstanding options and restricted share units granted under the 2012 Plan and 2014 Plan to certain officers, directors, employees and consultants. As of March 31, 2015, options to purchase 30,684,526 Class A ordinary shares and 40,001 restricted share units remained outstanding.

Name	Class A Ordinary Shares Underlying Options/RSUs Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	4,500,000	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
Sichuan Zhang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Benson Bing Chung Tam	*	—	December 11, 2014	December 10, 2024
Dave Daqing Qi	*	—	December 11, 2014	December 10, 2024
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
Jingping Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
Zhiwei Li	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
Jonathan Xiaosong Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
Li Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
Other individuals as a group	7,850,000	0.0327	November 1, 2012	October 31, 2022
	4,880,000	0.1404	October 10, 2013	October 9, 2023
	544,866	0.1404	March 1, 2014	February 28, 2024
	2,583,500	0.0002	October 29, 2014	October 28, 2024

Total	30,827,027

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

BVI Plan

In January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. The maximum number of ordinary shares issuable pursuant to awards granted under the BVI Plan is 30,000,000. The BVI Plan is administered by the board of directors of Momo BVI or one or more committees thereof, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BVI Plan, Momo BVI may grant options, restricted shares or unrestricted ordinary shares to directors of Momo BVI, officers or employees of Momo BVI or its affiliates, or consultants to Momo BVI or its affiliates.

In January 2015, Momo BVI granted options to purchase 1,750,000 and 5,000,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly owned subsidiary incorporated in Delaware, with an exercise price of US$0.10 and $0.11 per share, respectively, all of which remained outstanding as of March 31, 2015.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Benson Bing Chung Tam, Dr. Dave Daqing Qi and Yong Li. Mr. Tam is the chairman of our audit committee. We have determined that Mr. Tam and Dr. Qi satisfy the “independence” requirements of the NASDAQ Stock Market and Rule 10A-3 under the Exchange Act, an that each of them qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Yong Li, Benson Bing Chung Tam and Dr. Dave Daqing Qi. Mr. Li is the chairman of our compensation committee. We have determined that Mr. Tam and Dr. Qi satisfy the “independence” requirements of the NASDAQ Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yan Tang, Benson Bing Chung Tam and Dr. Dave Daqing Qi. Mr. Tang is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Tam and Dr. Qi satisfy the “independence” requirements of the NASDAQ Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees

We had 76, 209 and 456 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 456 employees, including 408 employees in Beijing, 34 employees in Chengdu and 14 employees in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2014.

As of December 31, 2014
Function:
Operations	34
Service development	213
General administration and human resources	61
Sales, customer service and marketing	148

Total	456

In addition to our full-time employees, we used 162 contract workers dispatched to us by staffing agencies as of December 31, 2014. These contract workers are primarily responsible for content management and monitoring and for customer service.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our management and service development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation equal to a certain percentage of the employee’s salary during the restriction period in accordance with applicable laws.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2015 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on 377,756,110 total outstanding ordinary shares as of the date of March 31, 2015, representing the sum of 280,869,740 Class A ordinary shares and 96,886,370 Class B ordinary shares of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, in both the numerator and the denominator. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares
Directors and executive officers**:			%(1)	%(2)
Yan Tang(3)	*	96,886,370	26.1	77.7
Yong Li(4)	16,846,899	—	4.5	1.3
Sichuan Zhang(5)	*	96,886,370	26.1	77.7
David Ying Zhang(6)	66,214,647	—	17.5	5.3
Hongping Zhang(7)	—	—	—	—
Neil Nanpeng Shen(8)	18,570,966	—	4.9	1.5
Feng Yu(9)	18,570,966	—	4.9	1.5
Benson Bing Chung Tam(10)	—	—	—	—
Dave Daqing Qi(11)	—	—	—	—
Xiaoliang Lei(12)	9,774,616	—	2.6	*
Jingping Zhang(13)	*	—	*	*
Zhiwei Li(14)	8,215,526	—	2.2	*
Jonathan Xiaosong Zhang(15)	*	—	*	*
Li Wang(16)	*	—	*	*
All directors and executive officers as a group	142,718,285	96,886,370	62.6	88.9

Principal Shareholders:
Gallant Future Holdings Limited(17)	—	96,886,370	25.6	77.5
Alibaba Investment Limited(18)	77,749,140	—	20.6	6.2
Matrix Partners China II Hong Kong Limited(19)	65,970,897	—	17.5	5.3

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Except for Messrs. David Ying Zhang, Hongping Zhang, Neil Nanpeng Shen, Feng Yu, Mr. Benson Bing Chung Tam and Mr. Dave Daqing Qi, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 377,756,110 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2015. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
(3)	Includes (i) 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan, and (iii) Class A ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by Ms. Zhang under our 2012 Plan. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang.
(4)	Represents 16,846,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li.
(5)	Includes (i) 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) Class A ordinary shares that Mr. Yan Tang, the husband of Ms. Zhang, is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan, and (iii) Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by her under our 2012 Plan. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Ms. Zhang’s husband, Mr. Yan Tang.
(6)	Represents (i) 65,970,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited, and (ii) Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.

(7)	The business address of Mr. Zhang is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(8)	Represents (i) 2,063,441 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., a Cayman Islands exempted company, (ii) 11,348,923 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd., a Cayman Islands exempted company, and (iii) 5,158,602 Class A ordinary shares held by SC China Growth III Co-Investment 2014-A, L.P., a Cayman Islands exempted limited partnership. SCC Growth I Holdco A, Ltd., Sequoia Capital China GF Holdco III-A, Ltd. and SC China Growth III Co-Investment 2014-A, L.P. are herein collectively referred to as the Sequoia Funds. The shareholders of SCC Growth I Holdco A, Ltd. are Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “GF I Funds”). The general partner of each of the GF I Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. The general partner of SC China Growth III Co-Investment 2014-A, L.P. is SC China Growth III Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Shen. As a result, Mr. Shen may be deemed to share voting and investment power with respect to the shares held by the Sequoia Funds. The business address of Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road Chaoyang District, Beijing 100027, China.
(9)	Represents 18,570,966 Class A ordinary shares held by Rich Moon Limited. Rich Moon Limited is 77.8% owned by Yunfeng Fund II, L.P., or YF Fund II, and 22.2% owned by Yunfeng Moon Co-invest, L.P., or YF Moon. The general partner of YF Fund II is Yunfeng Investment II, L.P. and the general partner of YF Moon is Yunfeng Moon Co-Invest GP, Ltd. Both general partners are in turn managed by their general partner, Yunfeng Investment GP II, Ltd. Mr. Yu has the sole power to direct the voting and disposition of shares of our company directly or indirectly held by Yunfeng Investment GP II, Ltd. The business address of Mr. Yu is Room 3501, 35/F, 1010 Huaihaizhong Road, Shanghai, People’s Republic of China.
(10)	The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.
(11)	The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.
(12)	Represents (i) Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan, and (ii) 9,587,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei. Part of the Class A ordinary shares held by First Optimal Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Founders.”
(13)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan.
(14)	Represents (i) Class A ordinary shares that Mr. Li is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan, and (ii) 8,028,026 Class A ordinary shares held by Fast Prosperous Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. Part of the Class A ordinary shares held by Fast Prosperous Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Founders.”
(15)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan.
(16)	Represents Class A ordinary shares that Mr. Wang has the right to acquire within 60 days from March 31, 2015 upon exercise of share options held by him under our 2012 Plan.
(17)	Represents 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Part of the Class B ordinary shares held by Gallant Future Holdings Limited remain subject to our repurchase right pursuant to our third amended and restated shareholders’ agreement dated May 15, 2014. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Founders.” Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

(18)	Represents 77,749,140 Class A ordinary shares, including 1,480,000 Class A ordinary shares in the form of ADSs, held by Alibaba Investment Limited, as reported on the Schedule 13G jointly filed by Alibaba Investment Limited and Alibaba Group Holding Limited on February 13, 2015. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2015. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited, which is listed on the New York Stock Exchange. The registered address of Alibaba Investment Limited is Trident Chambers, P.O. Box 146 Road Town, Tortola, British Virgin Islands.
(19)	Represents 65,970,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited, as reported on the Schedule 13G filed by Matrix Partners China II Hong Kong Limited, among others, on February 4, 2015. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2015. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. Mr. Zhang, Mr. Barrows, Mr. Su and Mr. Shao share power to direct the voting and disposition of shares of our company directly or indirectly held by Matrix China II GP GP, Ltd. The registered address of Matrix Partners China II Hong Kong Limited is Suite 3701, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

To our knowledge, on the same basis of calculation as above, approximately 10.6% of our total outstanding Class A ordinary shares were held by four record shareholders in the United States, including approximately 9.7% held by Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our major shareholders have different voting rights apart from any Class B ordinary shares that they may hold in our company.

B.	Related Party Transactions

Contractual Arrangements with Beijing Momo and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in China. As a result, we operate our relevant business through contractual arrangements between Beijing Momo IT, our PRC subsidiary, Beijing Momo and the shareholders of Beijing Momo. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Momo.”

Transactions with our Founders

In 2013, we extended a personal loan of approximately US$0.2 million to Mr. Yan Tang. This loan was interest-free, unsecured and repayable on demand. Mr. Tang fully repaid the loan in June 2014.

On April 22, 2014, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, which are companies wholly owned by family trusts controlled by Yong Li, Xiaoliang Lei and Zhiwei Li, three of our founders, respectively, surrendered a total of 15,651,589 ordinary shares to our company at no consideration. On the same date, we declared a special dividend of US$64.5 million in aggregate to these shareholders, of which US$58.0 million was paid in May 2014. US$6.5 million remained unpaid to these shareholders as of the date of this annual report. The special dividend was approved by the shareholders.

Pursuant to the third amended and restated shareholders’ agreement dated May 15, 2014 executed in connection with the private placement of our Series D preferred shares, each of our founders including Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li agreed to subject the ordinary shares respectively held by their 100% beneficially owned BVI companies, Gallant Future Holdings Limited, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, to our repurchase rights upon termination of employment of the founders with us. The shares subject to our repurchase rights include 96,886,370 ordinary shares held by Gallant Future Holdings Limited, 16,846,899 ordinary shares held by Joyous Harvest Holdings Limited, 9,587,116 ordinary shares held by First Optimal Holdings Limited and 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited. If a founder terminates his employment or consulting relationship with us before April 17, 2015, we are entitled to repurchase 50% of the shares beneficially owned by such founder through the BVI holding company at a price of US$0.0001 per share or the lowest price permitted under applicable laws. If the termination takes place after April 17, 2015 but before April 17, 2016, we are entitled to repurchase 25% of such shares on the same terms. Our repurchase rights survived the completion of our initial public offering, except for those on the ordinary shares held by Joyous Harvest Holdings Limited which has terminated upon the completion of our initial public offering in December 2014.

Private Placements

On May 15, 2014, we issued and sold 2,063,441 Series D preferred shares to SCC Growth Holdco A, Ltd., formerly known as Sequoia Capital China Investment Holdco II, Ltd., for an aggregate consideration of US$10 million, 11,348,923 Series D preferred shares to Sequoia Capital China GF Holdco III-A, Ltd. for an aggregate consideration of US$55 million, 5,158,602 Series D preferred shares to SC China Growth III Co-Investment 2014-A, L.P. for an aggregate consideration of US$25 million, 18,570,966 Series D preferred shares to Rich Moon Limited for an aggregate consideration of US$90 million, and 6,551,424 Series D preferred shares to Tiger Global Eight Holdings for an aggregate consideration of approximately 31.8 million.

Concurrent with the issuance of Series D preferred shares, our board of directors declared a special dividend in favor of Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited in the aggregate amount of approximately US$64.5 million. The special dividend was approved by the shareholders.

Registration Rights

Pursuant to the third amended and restated shareholders agreement that we entered into on May 15, 2014 with all our then shareholders in connection with our issuance of Series D preferred shares prior to our initial public offering, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable upon conversion of our preferred shares, ordinary shares issued as a dividend for our preferred shares, or any other ordinary shares thereafter owned or acquired by purchasers of our preferred shares in our pre-IPO private placements, subject to certain exceptions. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of registrable securities have the right to demand in writing, at any time after the effectiveness of a registration statement for our initial public offering, that we file a registration statement to register their registrable securities and other holders of registrable securities who choose to participate in the offering. We, however, are not obligated to effect a demand registration if we have already effected (i) two demand registrations or (ii) one registration pursuant to the same demand registration rights or the F-3 registration rights within the six-month period preceding the date of such request. We have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than twice in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the holders of at least 10% of the registrable securities then outstanding, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. There is no limit on the number of the registration made pursuant to this registration right. We, however, are not obligated to effect such registration if, among other things, (i) the aggregate anticipated price of such offering is less than US$1,000,000, or (ii) we have, within six months period preceding the date of such request, already effected a registration pursuant to an exercise of demand registration rights or piggyback registration rights. We may defer filing of a registration statement on Form F-3 no more than once during any twelve month period for up to 60 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to a demand registration right, F-3 registration right, an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, and second to each requesting holder of registrable securities on a pro rata basis, subject to certain limitations.

Expenses of Registration. We will pay all registration expenses and all participating holders of registrable securities will pay the underwriting discounts and selling commissions relating to any demand, Form F-3, or piggyback registration. However, we are not obligated to pay any expenses relating to a demand registration if the registration request is subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the date that is five years after the completion of our initial public offering, (ii) the date of the completion of a liquidation event, or (iii) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without restriction pursuant to Rule 144 under the Securities Act.

Shareholders Agreement

We entered into our third amended and restated shareholders agreement on May 15, 2014 with our shareholders, which consisted of holders of ordinary shares, Series A-1 preferred shares, Series A-2 preferred shares, Series A-3 preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares. Under the shareholders agreement, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights. See “—Registration Rights.”

The shareholders agreement also provided for certain preferential rights, including director appointment rights, information rights, right of first offer, drag-along right, right of first refusal and co-sale right, and veto rights on certain corporate matters. Except for the registration rights, all the preferential rights had automatically terminated upon the completion of our initial public offering in December 2014.

Concurrent Private Placement with a Major Shareholder

Concurrently with our initial public offering in December 2014, we issued and sold by private placement 7,407,407 Class A ordinary shares to Alibaba Investment Limited, our existing shareholder who held 20.7% of our shares before the completion of our initial public offering, at the initial public offering price adjusted for ADS-to-ordinary share ratio, or US$6.75 per share. We received a total consideration of approximately US$50.0 million from Alibaba Investment Limited.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

“Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Other than a civil complaint in China, we are currently not a party to any material legal or administrative proceedings. The civil complaint was commenced on December 25, 2014 in the Beijing Intellectual Property Court located in Beijing, China, in which the plaintiff claimed that our use of the Chinese characters “ ” in marketing our brand infringed upon the trademark of the plaintiff, and demanded that we cease using the Chinese characters and pay for the plaintiff’s litigation-related costs in the amount of RMB 11 million (US$1.8 million). After consulting with our PRC counsel, we believe that because the scope of business covered by the plaintiff’s trademark class is substantially different from the scope of our business, the likelihood of the plaintiff’s claim prevailing is remote. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that it is able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

With shareholders’ approval, we declared a special dividend to certain holders of our ordinary shares in the amount of US$64.5 million in April 2014, of which US$58.0 million was paid. The special dividend was paid out of our share premium. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “—Regulation—Regulations Relating to Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

Our ADSs have been listed on The NASDAQ Global Select Market since December 11, 2014. Our ADSs currently trade on The NASDAQ Global Select Market under the symbol “MOMO.” One ADS represented two Class A ordinary shares.

The following table provides the high and low trading prices for our ADSs on the NYSE for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	17.50	10.82

Quarterly Highs and Lows
Fourth Quarter 2014	17.50	10.82

Monthly Highs and Lows
December 2014	17.50	10.82
January 2015	13.63	9.7
February 2015	12.81	9.72
March 2015	12.88	9.83
April 2015 (through April 17, 2015)	12.18	9.50

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since December 11, 2014 under the symbol “MOMO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-199996), as amended, initially filed with the SEC on November 7, 2014. The second amended and restated memorandum and articles of association was adopted by our shareholders by unanimous resolutions on the November 28, 2014, and became effective upon completion of our initial public offering of our Class A ordinary shares represented by ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Momo Inc. meets all of the criteria described above. We believe that none of Momo Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a PRC enterprise or PRC enterprise group, and because their records (including the resolutions of its board of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with China. Our US subsidiary is not an immediate holding company of any of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

On February 3, 2015, the SAT issued a Public Notice [2015] No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbour scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There are few guidances and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar). This discussion, moreover, does not address the United States federal estate, gift, Medicare or alternative minimum tax, or any non-United States, state, or local tax considerations of the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, non-United States income, and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles associated with our active business are taken into account as nonpassive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our current income and assets and projections as to the value of our ADSs , we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not anticipate being a PFIC in the current taxable year or the foreseeable future, there can be no assurance in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. For example, the IRS may challenge the classification of certain of our non-passive revenues as passive royalty income, which would result in a portion of our goodwill as being treated as a passive asset. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Select Market, which is an established securities market in the United States, and the ADSs are readily tradable. Thus, the dividends we pay on our ADSs are expected to satisfy the conditions required for the reduced tax rates, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “People’s Republic of China Taxation” above), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), dividends we pay on our ADSs or ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares are treated as marketable stock on the NASDAQ Global Select Market. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our Class A ordinary shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.immomo.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$3 thousand, US$32 thousand and US$722 thousand for the year ended December 31, 2012, 2013 and 2014, respectively. We had cash and cash equivalents of US$451.0 million as of December 31, 2014. Assuming such amount of cash and cash equivalents are held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$4.5 million. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our net revenues, as denominated in RMB, was RMB275.8 million in 2014. Assuming that we convert the full amount of our net revenues in 2014 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.1603 to US$1.00, which was the average RMB to U.S. dollars exchange rate in 2014, to a rate of RMB6.7763 to US$1.00, will result in a decrease of US$4.1 million in our net revenues in 2014. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.1603 to US$1.00 to a rate of RMB5.5443 to US$1.00, will result in an increase of US$5.0 million in our net revenues in 2014.

Our net loss, as denominated in RMB, was RMB103.9 million in 2014. Assuming that we convert the full amount of our net loss in 2014 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.1603 to US$1.00 to a rate of RMB6.7763 to US$1.00, will result in a decrease of US$1.5 million in our net loss in 2014. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.1603 to US$1.00 to a rate of RMB5.5443 to US$1.00, will result in an increase of US$1.9 million in our net loss in 2014.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Deutsche Bank Trust Company Americas, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s principal office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

Service	Fees

•    To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to receive approximately US$3.1 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-199996), or the Form F-1, in relation to our initial public offering of 18,400,000 ADSs representing 36,800,000 of our Class A ordinary shares, including 2,400,000 ADSs representing 4,800,000 Class A ordinary shares sold pursuant to the full exercise of over-allotment option by the underwriters, at an initial offering price of US$13.50 per ADS. The Form F-1 was declared effective by the SEC on December 10, 2014. Our initial public offering closed in December 2014. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for the offering.

The total expenses incurred for our company’s account in connection with our initial public offering, including the over-allotment option, were approximately US$21.8 million, including underwriting discounts and commissions of approximately US$17.4 million and other expenses of approximately US$4.4 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2014, we had used an insignificant amount of net proceeds received from the initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting / Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012 and 2013 in connection with our initial public offering in December 2014, we and our independent registered public accounting firm identified two material weaknesses as of December 31, 2013. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In preparing our consolidated financial statements as of and for the year ended December 31, 2014 included in this annual report, we identified certain additional control deficiencies in our internal control over financial reporting.

The material weaknesses identified related to (i) the lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) the lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To address our identified material weaknesses, we have adopted several measures to improve our internal control over financial reporting, including (i) establishing a U.S. GAAP financial reporting team in 2014, including hiring a chief financial officer, who is a Certified Public Accountant in the State of California, a financial director and a financial reporting manager, each of whom has extensive U.S. GAAP financial accounting and reporting experience at big four international accounting firms and U.S.-listed public companies based in China; (ii) the periodical evaluation of the sufficiency of our accounting resources and needs for recruiting additional personnel, resulting in the addition of a financial reporting manager in January 2015 who had relevant U.S. GAAP accounting, reporting and auditing experience in big four international accounting firms; (iii) providing our accounting staff with regular and continuous U.S. GAAP accounting and financial reporting training; (iv) establishing an audit committee in December 2014 to oversee our accounting and financial reporting process; and (v) developing and implementing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

We may identify additional control deficiencies in the future. Designing and implementing an effective financial reporting system is a continuous effort that requires us to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. We will continue to implement measures to improve our internal controls over financial reporting in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Benson Bing Chung Tam and Dr. Dave Daqing, each an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our senior officers, including our chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-199996), as amended, initially filed with the SEC on November 7, 2014. The code is also available on our official website under the corporate governance section at our investor relations website http://ir.immomo.com.

We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external accounting firm, for the periods indicated.

	2013		2014
Audit fees(1)	US$	670,000	US$	735,000
Audit-related fees(2)	US$	—	US$	—
Tax fees(3)	US$	—	US$	226,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.
(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee, which was established on December 10, 2014 upon the effectiveness of our registration statement on Form F-1 in connection with our initial public offering, is to preapprove all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None for the year ended December 31, 2014 since the date of our initial public offering.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

We have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Momo Inc., its subsidiaries and its consolidated affiliated entity and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 filed with the SEC on January 30, 2015)

4.1	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Series C preferred share purchase agreement by and among the Registrant, Matrix Partners China II Hong Kong Limited, Gothic Partners, L.P., PJF Acorn I Trust, Gansett Partners, L.L.C, PH momo investment Ltd., Tenzing Holding 2011 Ltd., Alibaba Investment Limited and DST Team Fund Limited, as investors, and other parties thereto, dated October 8, 2013 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Series D preferred share purchase agreement by and among the Registrant, SCC Growth I Holdco A, Ltd. (formerly known as Sequoia Capital China Investment Holdco II, Ltd.), Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.7	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	English translation of business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.9	English translation of exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	English translation of exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.12	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.15	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.16	Subscription agreement by and between the Registrant and 58.com Inc., dated November 28, 2014 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.17	Subscription agreement by and between the Registrant and Alibaba Investment Limited, dated November 28, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

8.1*	List of principal subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name: Yan Tang
Title: Chairman and Chief Executive Officer

Date: April 20, 2015

MOMO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF MOMO INC.

We have audited the accompanying consolidated balance sheets of Momo Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiary (collectively, the “Group”) as of December 31, 2013 and 2014 and the related consolidated statements of operations, comprehensive loss, changes in equity (deficit) and cash flows for the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 20, 2015

MOMO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	$55,374	$450,968
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2013 and 2014, respectively	1,935	7,038
Amount due from a related party	198	—
Prepaid expenses and other current assets	1,204	8,009

Total current assets	58,711	466,015
Property and equipment, net	3,363	9,936
Rental deposits	—	793
Long term investments	951	1,760

Total assets	63,025	478,504

Liabilities, mezzanine equity and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $125 and $3,728 as of December 31, 2013 and 2014, respectively)	344	5,900
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $3,714 and $16,348 as of December 31, 2013 and 2014, respectively)	3,714	16,348
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $684 and $1,100 as of December 31, 2013 and 2014, respectively)	1,508	9,415
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2013 and 2014, respectively)	—	6,450

Total current liabilities	5,566	38,113

Total liabilities	5,566	38,113

Commitments and contingencies (Note14)
Mezzanine equity
Series A-1 and Series A-2 convertible redeemable participating preferred shares ($0.0001 par value; 38,480,677 shares authorized as of December 31, 2013, 38,480,677 shares issued and outstanding as of December 31, 2013, liquidation value of $4,260 as of December 31, 2013)	2,218	—
Series A-3 convertible redeemable participating preferred shares ($0.0001 par value; 19,797,980 shares authorized as of December 31, 2013, 19,797,980 shares issued and outstanding as of December 31, 2013, liquidation value of $4,512 as of December 31, 2013)	4,774	—
Series B convertible redeemable participating preferred shares ($0.0001 par value; 70,037,013 shares authorized as of December 31, 2013, 70,037,013 shares issued and outstanding as of December 31, 2013, liquidation value of $25,661 as of December 31, 2013)	26,892	—
Series C convertible redeemable participating preferred shares ($0.0001 par value; 36,008,642 shares authorized as of December 31, 2013, 36,008,642 shares issued and outstanding as of December 31, 2013, liquidation value of $59,240 as of December 31, 2013)	46,435	—
Equity
Ordinary shares ($0.0001 par value; 835,675,688 shares authorized as of December 31, 2013, 147,000,000 shares issued and outstanding as of December 31, 2013)	15	—
Class A ordinary shares ($0.0001 par value; 800,000,000 shares authorized as of December 31, 2014, 280,869,740 shares issued and outstanding as of December 31, 2014)	—	30
Class B ordinary shares ($0.0001 par value; 100,000,000 shares authorized as of December 31, 2014, 96,886,370 shares issued and outstanding as of December 31, 2014)	—	10
Treasury stock	—	(64,494)
Additional paid-in capital	1,710	613,678
Subscription receivable	(15)	—
Accumulated deficit	(24,728)	(107,806)
Accumulated other comprehensive income (loss)	158	(1,027)

Total equity (deficit)	(22,860)	440,391

Total liabilities, mezzanine equity and equity	$63,025	$478,504

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2012	2013	2014
Net revenues	$—	$3,129	$44,755
Cost and expenses:
Cost of revenues (including share-based compensation of $nil, $34 and $155 in 2012, 2013 and 2014, respectively)	—	(2,927)	(15,762)
Research and development (including share-based compensation of $39, $269 and $674 in 2012, 2013 and 2014, respectively)	(1,454)	(3,532)	(9,264)
Sales and marketing (including share-based compensation of $11, $128and $736 in 2012, 2013 and 2014, respectively)	(419)	(3,018)	(35,538)
General and administrative (including share-based compensation of $542, $532 and $5,073 in 2012, 2013 and 2014, respectively)	(1,969)	(3,010)	(10,354)

Total cost and expenses	(3,842)	(12,487)	(70,918)

Other operating income	—	—	26

Loss from operations	(3,842)	(9,358)	(26,137)
Interest income	3	32	722

Loss before income tax provision	(3,839)	(9,326)	(25,415)
Income tax expenses	—	—	—

Net loss attributable to Momo Inc.	(3,839)	(9,326)	(25,415)
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(57,663)

Net loss attributable to ordinary shareholders	$(6,932)	$(17,446)	$(83,078)

Net loss per share attributable to ordinary shareholders
Basic	$(0.12)	$(0.26)	$(0.97)
Diluted	$(0.12)	$(0.26)	$(0.97)

Weighted average shares used in calculating net loss per ordinary share
Basic	60,103,654	67,190,411	85,293,775
Diluted	60,103,654	67,190,411	85,293,775

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013	2014
Net loss attributable to Momo Inc.	$(3,839)	$(9,326)	$(25,415)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(18)	181	(1,185)

Comprehensive loss attributable to Momo Inc.	$(3,857)	$(9,145)	$(26,600)

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share and share related data)

			Additional				Accumulated other	Total
	Ordinary shares		paid-in	Treasury	Subscription	Accumulated	comprehensive	shareholders’
	Shares	Amount	capital	stock	receivable	deficit	income (loss)	deficit (equity)
Balance as of January 1, 2012	147,000,000	$15	$155	$—	$(15)	$(350)	$(5)	$(200)
Net loss	—	—	—	—	—	(3,839)	—	(3,839)
Share-based compensation	—	—	592	—	—	—	—	592
Deemed dividend to preferred shareholders	—	—	—	—	—	(3,093)	—	(3,093)
Foreign currency translation adjustment	—	—	—	—	—	—	(18)	(18)

Balance as of December 31, 2012	147,000,000	15	747	—	(15)	(7,282)	(23)	(6,558)
Net loss	—	—	—	—	—	(9,326)	—	(9,326)
Share-based compensation	—	—	963	—	—	—	—	963
Deemed dividend to preferred shareholders	—	—	—	—	—	(8,120)	—	(8,120)
Foreign currency translation adjustment	—	—	—	—	—	—	181	181

Balance as of December 31, 2013	147,000,000	15	1,710	—	(15)	(24,728)	158	(22,860)
Net loss	—	—	—	—	—	(25,415)	—	(25,415)
Share-based compensation	—	—	6,638	—	—	—	—	6,638
Repurchase of ordinary shares	(15,651,589)	—	—	(64,494)	—	—	—	(64,494)
Issuance of ordinary shares upon Initial public offering (“IPO”), net of offering costs of $4,361	45,688,888	5	286,646	—	—	—	—	286,651
Conversion of participating convertible redeemable preferred shares to ordinary shares	200,718,811	20	318,684	—	—	—	—	318,704
Deemed dividend to preferred shareholders	—	—	—	—	—	(57,663)	—	(57,663)
Subscription Receivable	—	—	—	—	15	—	—	15
Foreign currency translation adjustment	—	—	—	—	—	—	(1,185)	(1,185)

Balance as of December 31, 2014	377,756,110	$40	$613,678	$(64,494)	$—	$(107,806)	$(1,027)	$440,391

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2012	2013	2014
Cash flows from operating activities
Net loss	$(3,839)	$(9,326)	$(25,415)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	147	842	2,805
Share-based compensation	592	963	6,638
Loss on disposal of property and equipment	—	—	64
Changes in operating assets and liabilities
Accounts receivable	—	(1,906)	(5,205)
Prepaid expenses and other current assets	(304)	(846)	(7,489)
Amount due from a related party	—	(198)	198
Rental deposit	—	—	(797)
Accounts payable	—	338	4,494
Deferred revenue	—	3,657	12,825
Accrued expenses and other current liabilities	(700)	1,341	5,949

Net cash used in operating activities	(4,104)	(5,135)	(5,933)

Cash flows from investing activities
Purchase of property and equipment	(1,041)	(3,181)	(8,740)
Payment for long term investments	(951)	—	(809)

Net cash used in investing activities	(1,992)	(3,181)	(9,549)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable participating preferred shares	23,551	45,000	211,750
Repurchase of convertible redeemable participating preferred shares	—	—	(30,750)
Proceeds from issuance of ordinary shares	—	—	291,012
Payment for IPO costs	—	—	(1,727)
Capital contribution from shareholders	—	—	15
Repurchase of ordinary shares	—	—	(58,044)

Net cash provided by financing activities	23,551	45,000	412,256

Effect of exchange rate on cash and cash equivalents	(34)	151	(1,180)

Net increase in cash and cash equivalents	17,421	36,835	395,594
Cash and cash equivalents at the beginning of year	1,118	18,539	55,374

Cash and cash equivalents at the end of year	$18,539	$55,374	$450,968

Non-cash investing and financing activities
Payable for purchase of property and equipment	—	—	1,105
Payable for deferred IPO cost	—	—	2,634
Payable for repurchase of ordinary shares	—	—	6,450

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Inc. (the “Company”, formerly known as Momo Technology Company Limited) is the holding company for a group of companies, which is incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiary (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its operation in July 2011. The Group started its monetization by introducing fee based membership subscription services and emoticons in the third quarter of 2013 as well as by offering the platform for mobile games in the fourth quarter of 2013.

As of December 31, 2014, details of the Company’s subsidiaries, VIE and VIE’s subsidiary are as follows:

			Percentage
	Date of	Place of	of economic
	incorporation	incorporation	ownership
Subsidiaries
Momo Technology HK Company Limited (“Momo HK”)	December 5, 2011	Hong Kong	100%
Beijing Momo Information Technology Company Limited (“Beijing Momo IT”)	March 9, 2012	PRC	100%
Momo Technology Overseas Holding Company Limited (“Momo BVI”)	March 5, 2014	BVI	100%
Momo Information Technologies Corp. (“Momo US”)	March 7, 2014	US	100%
VIE
Beijing Momo Technology Co., Ltd. (“Beijing Momo”)	July 7, 2011	PRC	N/A *
VIE’s subsidiary
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”)	May 9, 2013	PRC	N/A *

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

The Company was established on November 23, 2011 with share capital of $15, which was 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li, (Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li are collectively referred to “Founders”) as a vehicle for the group reorganization.

The Group commenced its business in China in July 2011 through Beijing Momo which has subsequently become the Group’s VIE through the contractual arrangements described below in “the VIE arrangements”.

Beijing Momo was established by Founders in Beijing, the People’s Republic of China (“PRC”), as a limited liability company on July 7, 2011, which was 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li. Beijing Momo and its subsidiary principally engaged in the provision of substantially all of the Group’s services in the PRC.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company owns 100% of the equity interests in Momo HK, an intermediate holding company incorporated in Hong Kong on December 5, 2011, which owns 100% of the equity interests in Beijing Momo IT, a wholly foreign-owned enterprise (“WFOE”), incorporated in the PRC by the Company on March 9, 2012.

The Company entered into group reorganization by way of entering into a series of contractual arrangements between its WFOE, VIE and the Company on April 18, 2012. Immediately after the reorganization, Founders controlled the Company, WFOE and Beijing Momo; therefore, the reorganization was accounted for as a transaction among entities under common control. Accordingly, the accompanying audited consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to Beijing Momo for all periods presented.

In December, 2014, the Company completed its IPO and a concurrent private placement, upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. The Company newly issued 45,688,888 Class A ordinary shares, consisting of (i) 36,800,000 Class A ordinary shares offered through IPO, and (ii) 8,888,888 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, Series B, Series C and Series D preferred shares were automatically converted upon IPO into 200,718,811 Class A ordinary shares.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, Beijing Momo IT and Beijing Momo’s shareholders entered into various contractual arrangements whereby the shareholders’ claim to the economic benefits of Beijing Momo and their ability to control the activities of Beijing Momo were transferred to Beijing Momo IT.

The Group provides substantially all of its services in China through Beijing Momo and its subsidiary, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Momo are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”).

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The Company obtained control over Beijing Momo through Beijing Momo IT on April 18, 2012 by entering into a series of contractual arrangements between Beijing Momo IT, Beijing Momo and its Nominee Shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company’s rights under the Power of Attorney also provide the Company’s abilities to direct the activities that most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the Exclusive Technology Consulting and Management Services Agreement and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Technology Consulting and Management Services Agreement is executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

To further strengthen the Company’s corporate structure, the Group amended its Power of Attorney, Exclusive Call Option Agreement and Equity Interest Pledge Agreement with the Nominee Shareholders and also entered into the Spousal Consent letters with the Nominee Shareholders in April 2014, and amended Exclusive Cooperation Agreements and Supplemental Agreements in August 2014. There was no substantial change to the term and condition of the VIE agreements and has no effect to the Company’s VIE consolidation.

The following is a summary of the contractual agreements that the Company, through Beijing Momo IT, entered into with Beijing Momo and its Nominee Shareholders, as amended and entered into on April 18, 2014 and August 31, 2014:

Agreements that provide the Company effective control over the VIE:

(1)	Power of Attorney

Pursuant to the Power of Attorney, the Nominee Shareholders of Beijing Momo each irrevocably appointed Beijing Momo IT as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Momo and to exercise all of their rights as a shareholder of Beijing Momo, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. Beijing Momo IT may authorize or assign its rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing Momo. The Company believes the Powers of Attorney can demonstrate the power of its PRC subsidiary (Beijing Momo IT) to direct how the VIE should conduct its daily operations.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(2)	Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement among Beijing Momo IT, Beijing Momo and Nominee Shareholders of Beijing Momo, each of the Nominee Shareholders irrevocably granted Beijing Momo IT or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Momo at the consideration equal to the nominal price or at lowest price as permitted by PRC laws.

Beijing Momo IT or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Momo IT’s written consent, the Nominee Shareholders of Beijing Momo shall not transfer, donate, pledge, or otherwise dispose any equity interests of Beijing Momo in any way. In addition, any consideration paid by Beijing Momo IT to the Nominee Shareholders of Beijing Momo in exercising the option shall be transferred back to Beijing Momo IT or its designated representative(s). This agreement could be terminated when all the shareholders’ equity were acquired by WFOE or its designated representative(s) subject to the law of People’s Republic of China.

In addition, Beijing Momo irrevocably granted Beijing Momo IT an exclusive and irrevocable option to purchase any or all of the assets owned by Beijing Momo at the lowest price permitted under PRC law. Without Beijing Momo IT’s prior written consent, Beijing Momo and its Nominee Shareholders will not sell, transfer, mortgage or otherwise dispose of Beijing Momo’s material assets, legal or beneficial interests or revenues of more than RMB500,000 or allow an encumbrance on any interest in Beijing Momo.

(3)	Spousal Consent Letters

On April 18, 2014, each spouse of the married Nominee Shareholders of Beijing Momo entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in Beijing Momo held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Call Option Agreement, and the Power of Attorney. Each spouse agreed not to assert any rights over the equity interests in Beijing Momo held by their spouse. In addition, in the event that the spouse obtains any equity interests in Beijing Momo held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Cooperation Agreements and Supplemental Agreements

In August 2014, Beijing Momo IT entered into an Exclusive Cooperation Agreements and a Supplemental Agreement with Beijing Momo and Chengdu Momo, respectively, to supersede the Exclusive Technology Consulting and Management Services Agreements signed in April 2012 by Beijing Momo IT and Beijing Momo. Pursuant to the amended agreements, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo and Chengdu Momo and receive service fees and license fees as consideration. Beijing Momo and Chengdu Momo will maintain a pre-determined level of operating profit and remit the excess operating profit, if any, to Beijing Momo IT as the consideration of the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT. The agreements will remain effective for 10 years. At the sole discretion of Beijing Momo IT, the agreements could be renewed on applicable expirations dates, or Beijing Momo IT, Beijing Momo and Chengdu Momo could enter into other exclusive agreements.

For the years ended December 31, 2012, 2013 and 2014, Beijing Momo IT charged Beijing Momo and Chengdu Momo a service fee of $nil, $3,356 and $35,188 at WFOE’s discretion, respectively.

Since Beijing Momo IT has effectively controlled Beijing Momo through Power of Attorney, Equity Interest Pledge Agreement and Exclusive Call Option Agreement, Beijing Momo IT has the right to adjust the service fees at its sole discretion. The agreement shall remain effective in ten years. At the discretion of Beijing Momo IT, this agreement could be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo could enter into another exclusive agreement.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(2)	Equity Interest Pledge Agreement

Under the equity interest pledge agreement among Beijing Momo IT and each of the Nominee Shareholders of Beijing Momo, the Nominee Shareholders pledged all of their equity interests in Beijing Momo to Beijing Momo IT to guarantee Beijing Momo’s and its shareholders’ payment obligations arising from the Exclusive Technology Consulting and Management Service Agreement, Business Operation Agreement and Exclusive Call Option Agreement, including but not limited to, the payments due to Beijing Momo IT for services provided.

If Beijing Momo or any of its Nominee Shareholders breaches its contractual obligations under the above agreements, Beijing Momo IT, as the pledgee, will be entitled to certain rights and entitlements, including receiving priority proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing Momo in accordance with PRC legal procedures. During the term of the pledge, the shareholders of Beijing Momo shall cause Beijing Momo not to distribute any dividends and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by Beijing Momo IT according to the instruction of Beijing Momo IT.

The pledge will remain binding until Beijing Momo and its Nominee Shareholders has fully performed all their obligations under the Exclusive Cooperation Agreements and Supplemental Agreements, Business Operations Agreement and Exclusive Call Option Agreement.

(3)	Business Operations Agreement

Under the Business Operations Agreement among Beijing Momo IT, Beijing Momo and the Nominee Shareholders of Beijing Momo, without the prior written consent of Beijing Momo IT or its designated representative(s), Beijing Momo shall not conduct any transaction that may substantially affect the assets, business, operation or interest of Beijing Momo IT. Beijing Momo and Nominee Shareholders shall also follow Beijing Momo IT’s instructions on management of Beijing Momo’s daily operation, finance and employee matters and appoint the nominee(s) designated by Beijing Momo IT as the director(s) and senior management members of Beijing Momo. In the event that any agreements between Beijing Momo IT and Beijing Momo terminates, Beijing Momo IT has the sole discretion to determine whether to continue any other agreements with Beijing Momo. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. The agreement shall remain effective in 10 years. At the discretion of Beijing Momo IT, this agreement will be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo will enter into another exclusive agreement.

Through these contractual agreements, the Company has the ability to effectively control the VIE and is also able to receive substantially all the economic benefits of the VIE.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that Beijing Momo IT and Beijing Momo’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. Certain shareholders of Beijing Momo are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

However, the Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the beneficial owners and director of the VIE on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the Exclusive Call Option Agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company. The Company relies on the VIE’s shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and the BVI and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE’s shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIE also depends on the Power of Attorney. Beijing Momo IT and Beijing Momo have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Momo IT, or the VIE.

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2013	2014
Cash and cash equivalents	$861	$9,867
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2013 and 2014, respectively	1,935	7,038
Prepaid expenses and other current assets	435	5,306

Total current assets	3,231	22,211

Property and equipment, net	1,189	1,318
Rental deposits	—	312
Long term investments	—	809

Total assets	4,420	24,650

Accounts payable	125	3,728
Deferred revenue	3,714	16,348
Accrued expenses and other current liabilities	684	1,100

Total current liabilities	4,523	21,176

Total liabilities	$4,523	$21,176

	For the years ended December 31,
	2012	2013	2014
Net revenues	$—	$3,129	$44,755
Net (loss) profit	$(2,292)	$(2,179)	$32,945

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

	For the years ended December 31,
	2012	2013	2014
Net cash (used in) provided by operating activities	$(3,005)	$(2,956)	$40,383
Net cash used in investing activities	$(1,039)	$(723)	$(1,921)
Net cash used in financing activities	$—	$—	$—

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized at consolidated balance sheets.

The VIE contributed an aggregate of nil, 100% and 100% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. As of the fiscal years ended December 31, 2013 and 2014, the VIE accounted for an aggregate of 7.0% and 5.2%, respectively, of the consolidated total assets, and 81.3% and 55.6%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by VIE that are important to the operation of business if VIE declare bankruptcy or becomes subject to a dissolution or liquidation proceeding.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Momo Inc., its subsidiaries, its VIE and VIE’s subsidiary. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, the useful lives and impairment of property and equipment, valuation allowance for deferred tax assets, share-based compensation and fair value of the ordinary shares and convertible redeemable participating preferred shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Accounts receivable

Accounts receivable primarily represents the cash due from third-party payment channels, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third party payment channels, current economic conditions and other factors that may affect their ability to pay. No allowance for doubtful accounts as of December 31, 2013 and 2014, respectively, was provided as there was no risk of collecting this account receivable.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, accounts receivable, accounts payable, cost method investments, deferred revenue and amount due from a related party.

The carrying values of cash, and cash equivalents, accounts receivable, accounts payable, deferred revenue and amount due from a related party approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investment because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $3,723 and $20,181 as of December 31, 2013 and 2014, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party payment channels accounting for 10% or more of accounts receivables are as follows:

	December 31,
	2013	2014
A	69%	8%
B	24%	34%
C	6%	26%

No user accounted for 10% or more of accounts receivables for the years ended December 31, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of revenue

The following table summarizes sales generated from games that individually accounting for 10% or more of net revenues:

	For the years ended December 31,
	2012	2013	2014
Game D	—	—	14%

No user accounted for 10% or more of net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

Cost method investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Company reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Equity method investment

The investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

Investee companies in which the Group has equity interest over 50%, but the noncontrolling shareholders have substantive rights to participate in significant operating and financing decisions are accounted for using the equity method.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “loss from equity method investment” in the consolidated statements of operations. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Office equipment	3-5 years
Computer equipment	3 years
Vehicles	5 years
Leasehold improvement	Shorter of the lease term or
estimated useful lives

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group principally derives its revenue from membership subscription services, offering the platform for mobile games developed by third parties and other services, including the use of the paid emoticons and mobile marketing services.

(a)	Membership subscription

Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services.

Net revenues of $nil, $2,808 and $29,756 were recognized for membership subscription for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Mobile games

The Group provides game services and generates revenue from offering the platform for mobile games developed by third-party game developers. All of the games are developed by third-party game developers and can be accessed and played by game players directly through the Group’s mobile game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group generally collects payments from game players in connection with the sale of ingame currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Revenue from the sale of in-game currencies is primarily recorded net of remittances to game developers. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. The Group does not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game.

Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group has determined that it has no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and deferred until the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from one to six days after purchase of the in-game currencies.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Mobile games - continued

Exclusive mobile games services

The Group enters into an exclusive agreement with the game developer and provides the Group’s mobile game platform for such mobile game developed by the game developer. Under this exclusive agreement, the players can access to the game only through the Group’s platform. The Group has determined that it is obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. Hence, the Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the players. The Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. Therefore, the Group cannot estimate the economic life of the virtual item. However, the Group maintains data of when a particular player purchases the virtual items and logs into the game. The Group has adopted a policy to recognize revenues net of remittances to game developers over the estimated period of player relationship on a game-by-game basis. As of December 31, 2014, the Company operated three games under exclusive arrangements and the estimated periods of the player relationship is in a range of 45 to 69 days.

Net revenues of $nil, $92 and $11,237 were recognized for mobile games for the years ended December 31, 2012, 2013 and 2014, respectively.

(c)	Paid emoticons

All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made by a user and completely download. The price of each emoticon is fixed and identifiable. The revenue is recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date of the emoticon is downloaded.

The Group reassesses the estimated lives periodically. If there are indications of any significant changes to their estimated lives, the revised estimates will be applied prospectively in the period of change to all existing emoticons which are not totally amortized.

Net revenues of $nil, $217 and $1,787 were recognized for the use of emoticons on its platform for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising barter transactions

The Group engages in barter transactions where it trades advertising resources with certain third parties for other advertising resources. The Group recognizes revenues and expenses at fair value only if the fair value of the services exchanged in the transaction is determinable based on the Group’s own historical practice of receiving cash or other consideration that is readily convertible to a known amount of cash for similar advertising resources from customers unrelated to the party in the barter transaction. In the year ended December 31, 2014, the Group engaged in one advertising barter transaction with an independent counterparty, for which the Group shall display the counterparty’s brand or product promotion information on its own platform in exchange for advertising to be displayed on the counterparty’s advertising media. The fair value of this transaction was not determinable due to the lack of the Group’s similar historical practice. Therefore, the advertising barter transaction shall be recorded based on the carrying amount of the advertising surrendered, which is the estimated cost to be incurred. As of December 31, 2014, the Group has not provided the services to the counterparty but has received the advertising services provided by the counterparty. However, the Group didn’t record any expenses or deferred revenue because the estimated cost to be incurred is insignificant.

Deferred revenue

Deferred revenue primarily includes cash received in advance from users. The unused cash balances remaining in users’ accounts are recorded as a liability. Deferred revenue related to prepayments from users will be recognized as revenue when all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and benefits paid to employee, commission fee paid to third-party service providers, bandwidth costs, short messaging service charges, and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

Government subsidies

The Group records such government subsidies as a liability when it is received and records it as other operating income when there is no further performance obligation.

The Group received government subsidies $nil, $330 and $nil in relation to a government sponsored project on development and research of games for the years ended December 31, 2012, 2013 and 2014, respectively, and recorded $nil, $nil and $nil government subsidies as other operating income for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of new features for its mobile platform and its self-developed mobile games. The Company has expensed all research and development expenses when incurred.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and subsequently was expanded to ten other provinces and municipalities between August and December 2012. Since September 1, 2012, certain revenue generated from providing services which were previously subject to business tax became subject to VAT and related surcharges by various Chinese local tax authorities at rate of 6.72%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to $nil, $392, and $5,436 for the years ended December 31, 2012, 2013 and 2014, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries and VIE located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statement of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are report as cumulative translation adjustments and are shown as a separate component of comprehensive loss.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $139, $1,162 and $27,408 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Share awards issued to nonemployees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Earnings (loss) per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group’s convertible redeemable participating preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares, preferred shares and nonvested restricted shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the convertible redeemable participating preferred shares and nonvested restricted shares are not contractually obligated to share the loss.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, and stock options, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows. To the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2013	2014
Accounts receivable	$1,935	$7,038
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	$1,935	$7,038

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2013	2014
Advance to game developers	$77	$2,894
VAT input (note 1)	281	2,173
Deferred platform commission cost	315	1,878
Prepaid expenses	—	416
Interest receivable	—	368
Prepaid rental expenses	114	35
Advance to advertisement suppliers	58	3
Rental deposit	308	2
Others	51	240

	$1,204	$8,009

Note 1:	VAT input mainly occurred from the purchasing of property and equipment and advertising activities.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS

	As of December 31,
	2013	2014
Equity method investment
Shanghai Touch Future Network Technology Co., Ltd	$—	$483
Cost method investments
Shanghai Shuanglang Technology Co., Ltd	—	326
Smartisan Technology Co., Ltd.	951	951

	$951	$1,760

On April 27, 2013, the Group acquired 12% equity interest of Smartisan Technology Co., Ltd. for long term investment at total cash consideration of $951 and accounted for the investment using cost method as the Company was unable to exercise significant influence on the investee.

On July 25, 2014, the Group invested a total cash consideration of $326 to Shanghai Shuanglang Technology Co., Ltd for its 10% equity interest and accounted for the investment using cost method as the Company was unable to exercise significant influence on the investee.

On December 3, 2014, the Group invested a total cash consideration of $483 to Shanghai Touch Future Network Technology Co., Ltd. for its 20% equity interest and accounted for the investment using equity method as the Company was able to exercise significant influence over the operating and financing activities of the investee.

The Company determined that there was no impairment on above investments during the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2013	2014
Computer equipment	$3,358	$9,753
Office equipment	270	1,282
Vehicles	36	35
Leasehold improvement	709	2,576
Less: accumulated depreciation	(989)	(3,794)
Exchange difference	(21)	84

	$3,363	$9,936

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 were $147, $842 and $2,805, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2013	2014
Accrued payroll and welfare	$838	$3,693
Accrued Professional services fee	—	2,984
Payable for advertisement	172	1,670
Deferred government subsidy	330	330
Accrued rental expense	—	266
Other tax payables	72	258
Others	96	214

Total	$1,508	$9,415

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

8.	FAIR VALUE

Measured on recurring basis

The Group measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2013 and 2014. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 and Level 3 investments as of December 31, 2013 and 2014, respectively.

Measured on nonrecurring basis

Long term investments are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

9.	INCOME TAXES

Cayman

In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

British Virgin Islands (“BVI”)

Momo BVI is a tax-exempted company incorporated in the BVI.

US

Momo US is incorporated in the United States and is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Momo US did not have taxable income and no income tax expense was provided for the year ended December 31, 2014.

Hong	Kong

Momo HK was established in Hong Kong and is subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC

In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in their first profitable year followed by a tax rate of 12.5% for the succeeding three years. As Beijing Momo IT was still in accumulated loss position, the applicable tax rate for the years ended December 31, 2012, 2013 and 2014 was still 25%.

The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2013 to 2014 of the Group’s PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2014, at the tax authority’s discretion.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2013	2014
Current deferred tax assets:
Advertising expense	$145	$—
Accrued payroll	209	916
Accrued expenses	28	—
Less: valuation allowance	(382)	(916)

Current deferred tax assets, net	—	—

Non-current deferred tax assets:
Advertising expense	—	3,863
Net operating tax losses carry-forward	2,905	3,068
Less: valuation allowance	(2,905)	(6,931)

Non-current deferred tax assets, net	—	—

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

As of December 31, 2014, the tax loss carry-forward for Beijing Momo IT, Beijing Momo and its subsidiary amounted to $9,974 and would expire on various dates between December 31, 2016 and December 31, 2019. As of December 31, 2014, the tax loss carry-forward for Momo HK amounted to $200 and would be carried forward indefinitely and set off against its future taxable profits. As of December 31, 2014, the tax loss carry-forward for Momo US amounted to $1,559 and would be carried forward for twenty years. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to loss before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2012	2013	2014
Net loss before provision for income tax	$(3,839)	$(9,326)	$(25,415)
PRC statutory tax rate	25%	25%	25%

Income tax benefit at statutory tax rate	(960)	(2,332)	(6,354)
Permanent differences	(90)	(285)	99
Change in valuation allowance	842	2,355	4,560
Effect of income tax rate difference in other jurisdictions	208	262	1,695

Provision for income tax	—	—	—

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

10.	ORDINARY SHARES

On November 23, 2011, the Company was authorized to issue a maximum 500,000,000 shares of a single class and issued 147,000,000 ordinary shares with a par value of $0.0001.

On April 12, 2012, the authorized 500,000,000 shares were divided into 446,545,450 ordinary shares and 53,454,550 preferred shares in connection with the issuance of Series A-1 and A-2 convertible redeemable participating preferred shares.

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A convertible redeemable participating preferred shares, whereby all of their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of four years of employment of four founders from April 2012. Notwithstanding the foregoing, the Founders shall exercise all rights and privileges of a holder of ordinary shares of the Company with respect to the Founders’ shares. The Founders shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to the Founders’ shares and for the purpose of exercising any voting rights relating to the Founders’ shares, even if some or all of Founders’ shares have not yet vested and been released from the repurchase rights. Please refer to Note 12 for disclosure of nonvested restricted shares.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

10.	ORDINARY SHARES - continued

On June 11, 2012, the Company decreased its authorized ordinary shares from 446,545,450 shares to 426,747,470 shares in connection with the issuance of Series A-3 convertible redeemable participating preferred shares.

On July 13, 2012, the Company decreased its authorized ordinary shares from 426,747,470 shares to 366,789,830 shares in connection with the issuance of Series B convertible redeemable participating preferred shares.

On September 12, 2012, a 10-for-1 stock split for all ordinary shares, Series A-1, A-2 and A-3 and Series B convertible redeemable participating preferred shares was approved by the shareholders. While the stock split increased the number of shares for each stockholder, the percentage of their ownership in the Company was not affected. This share split has been retrospectively reflected for all periods presented. In addition, the Company increased its authorized ordinary shares from 366,789,830 to 371,684,330 in connection with the preferred share transfer between investors.

On October 8, 2013, the Company was authorized to issue a maximum 1,000,000,000 shares, which was divided into 835,675,688 ordinary shares and 164,324,312 preferred shares in connection with the issuance of Series C convertible redeemable participating preferred shares.

As of December 31, 2013, there were 147,000,000 ordinary shares issued and outstanding of which 58,187,500 were nonvested restricted shares. The holders of these nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares.

On April 22, 2014, the Company was authorized to issue a maximum 1,000,000,000 shares, which was divided into 799,281,189 ordinary shares and 200,718,811 preferred shares in connection with the issuance of Series D convertible redeemable participating preferred shares.

On April 22, 2014, certain ordinary shareholders who are also the senior management of the Company donated an aggregate of 15,651,589 ordinary shares to the Company with no consideration. On the same date, the Group declared a special dividend to these shareholders at an aggregated amount of $64,494, among which $58,044 was paid in May 2014. The remaining $6,450 was recorded as amount due to related parties-current, please refer to Note 15 for disclosure of related party balances and transactions. The Company treated the whole transaction as a repurchase of ordinary shares of which the repurchase price is considerably lower than the fair value of ordinary share. All such shares were recorded as treasury stock.

On November 28, 2014, the Company was authorized to issue a maximum 1,000,000,000 ordinary shares, which was divided into 800,000,000 Class A Ordinary Shares, 100,000,000 Class B Ordinary Shares and 100,000,000 shares of such class designated as the Board may determine.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

10.	ORDINARY SHARES - continued

On December 16, 2014, the Company completed its IPO and a concurrent private placement upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. The Company newly issued 45,688,888 Class A ordinary shares, consisting of (i) 36,800,000 Class A ordinary shares offered through IPO, and (ii) 8,888,888 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, Series B, Series C and Series D preferred shares were automatically converted into 200,718,811 Class A ordinary shares.

As of December 31, 2014, there were 280,869,740 Class A ordinary shares and 96,886,370 Class B ordinary shares issued and outstanding, par value $0.0001 per share, of which 8,807,571 and 48,443,185 were non-vested restricted shares, respectively. The holders of these nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares.

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

On April 12, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 53,454,550 convertible redeemable participating preferred shares Series A-1 (“Series A-1”) and convertible redeemable participating preferred shares Series A-2 (“Series A-2”) to a group of investors for an aggregate consideration of $2,100.

On June 11, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 19,797,980 convertible redeemable participating preferred shares Series A-3 (“Series A-3”) (Series A-1, Series A-2 and Series A-3 are collectively referred to as “Series A”) to a group of investors for a consideration of $4,000.

On July 13, 2012, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 55,063,140 convertible redeemable participating preferred shares Series B (“Series B”) to a group of investors for a consideration of $18,006.

In July 2012, the Group redesignated 4,894,500 Series A-1 preferred shares held by an old investor into Series B preferred shares, and the old investor then transferred 4,894,500 Series B preferred shares to a new investor at the purchase price of $0.286 per share for a total consideration of $1,400 in cash. Also in January 2013, the Group redesignated another 10,079,373 Series A-1 preferred shares of the same old investor into Series B preferred shares, and the old investor then transferred 10,079,373 Series B preferred shares to the same new investor at the purchase price of $0.425 per share for a total consideration of $4,280 in cash. The Group did not receive any proceeds for the transfer between the old investor and the new investor, nor receive any consideration for the redesignation for the shares transferred. The Group accounted for such redesignation as an extinguishment of 4,894,500 and 10,079,373 Series A-1 preferred shares repurchased and recorded $1,361 and $2,766 as deem dividend for the years ended December 31, 2012 and 2013, respectively, based on the difference between the fair value of the consideration transferred to the new investor (i.e., fair value of Series B preferred shares) and the carrying amount of such Series A-1 preferred shares.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

On October 8, 2013, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 36,008,642 convertible redeemable participating preferred shares Series C (“Series C”) to a group of investors for a consideration of $45,000.

On April 22, 2014, the Group entered into the preferred share purchase agreements with a group of investors to issue an aggregate of 43,693,356 convertible redeemable participating preferred shares Series D (“Series D”) to a group of investors for a consideration of $211,750.

On April 22, 2014, the Group entered into the agreements to repurchase 7,298,857 shares of Series A-1 preferred shares from one shareholder for a consideration of $30,750, which was paid in May 2014. The repurchase amount of $30,293 is in excess of the carrying amount of such Series A-1 preferred shares as of April 22, 2014 and was considered as deemed dividend to Series A-1 preferred shareholder and recorded in the accumulated deficit. All the preferred shares repurchased were cancelled on the same date.

On December 16, 2014, Series A, Series B, Series C and Series D preferred shares had been automatically converted into 200,718,811 Class A ordinary shares after the closing of IPO.

Key terms of the preferred shares are summarized as follows:

Voting rights

Shareholders of the preferred shares are entitled to the number of votes equal to the number of ordinary shares into which such preferred shares could be converted at the record date.

Dividends

Whenever a dividend is declared by the board of directors of the Company, the preferred shares holders shall receive, in preference to any dividend on any ordinary shares a cumulative dividend in an amount equal to 8% annually of the Original Issue Price, which was defined as $0.04714, $0.13469, $0.20204, $0.327, $1.2497 and $4.84627 per share for Series A-1, A-2, A-3, B, C and D preferred shares, respectively, as adjusted for stock splits, stock dividends, etc., and shall also participate on an as converted basis with respect to any dividends payable to the ordinary shares. The sequence of dividend participating right of all series of preferred shares was as follows:

(1) Series D

(2) Series C

(3) Series B

(4) Series A-3

(5) Series A-1, A-2

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manners:

(i)	Before any distribution or payment shall be made to the holders of any ordinary shares, Series A preferred shares, Series B preferred shares or Series C preferred shares, each holder of Series D preferred shares shall be entitled to receive an amount equal to one hundred and thirty percent (130%) of the Original Issue Price of Series D preferred shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series D preferred share then held by such holder.

(ii)	After distribution or payment in full of the amount distributable or payable pursuant to (i) and before any distribution or payment shall be made to the holders of any ordinary shares, Series A preferred shares or Series B preferred shares, each holder of Series C preferred shares shall be entitled to receive an amount equal to one hundred and thirty percent (130%) of the Original Issue Price of Series C preferred shares (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series C preferred share then held by such holder.

(iii)	After distribution or payment in full of the amount distributable or payable pursuant to (i) and (ii) and before any distribution or payment shall be made to the holders of any ordinary shares or Series A preferred shares, each holder of Series B preferred shares shall be entitled to receive an amount equal to one hundred percent (100%) of the Original Issue Price of Series B (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series B preferred share then held by such holder.

(iv)	After distribution or payment in full of the amount distributable or payable pursuant to (i), (ii) and (iii) and before any distribution or payment shall be made to the holders of any ordinary shares, Series A-1 preferred shares or Series A-2 preferred shares, each holder of Series A-3 preferred shares shall be entitled to receive an amount equal to one hundred percent (100%) of the Original Issue Price of Series A-3 (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A-3 preferred share then held by such holder.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Liquidation preference - continued

(v)	After distribution or payment in full of the amount distributable or payable pursuant to (i), (ii), (iii) and (iv) and before any distribution or payment shall be made to the holders of any ordinary shares, each holder of Series A-1 preferred shares and each holder of Series A-2 preferred shares shall be entitled to receive on a pari passu basis an amount equal to one hundred fifty percent (150%) of the Original Issue Price of Series A-1 or the Original Issue Price of Series A-2 (as the case may be) (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A-1 preferred share or Series A-2 preferred share, as the case may be, then held by such holder.

(vi)	After distribution or payment in full of the amount distributable or payable on the preferred shares pursuant to (i), (ii), (iii), (iv) and (v), the remaining assets of the Company available for distribution to shareholders shall first be used to pay any accrued but unpaid dividends on other shares and then be distributed ratably among the holders of outstanding ordinary shares and holders of preferred shares on an as-converted basis.

Redemption

At any time after (i) the fourth (4) anniversary of the closing of the Series D preferred share issuance, each holder of the then outstanding Series D preferred shares, or (ii) October 8, 2017, each holder of the then outstanding Series C preferred shares, or (iii) December 31, 2016, each holder of the then outstanding Series A preferred shares and Series B preferred shares, may require that the Company redeem all of its preferred shares.

The redemption price for each Series A-1 and Series A-2 preferred share shall be equal to a price per preferred share which is one hundred and fifty percent (150%) of the applicable Initial Purchase Price (equal to the applicable Original Issue Price), plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

The redemption price for Series A-3, Series B, Series C and Series D preferred shares shall be equal to a price per share which is one hundred and twenty-five percent (125%) of the applicable Initial Purchase Price (equal to the applicable Original Issue Price), plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

The Group assesses the probability of redemption and accrues proper accretion over the period from the date of issuance to the earliest redemption date of Series A-1, Series A-2, Series A-3, Series B, Series C and Series D preferred shares using the effective interest rate method.

The Group recognized $1,732, $5,354 and $57,663 as deemed dividend on Series A, Series B, Series C and Series D preferred shares accretion of redemption premium for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Conversion

Each preferred share shall be convertible, at the option of the holder thereof, at any time after the original date of issuance, into such number of fully paid and nonassessable ordinary shares as determined by dividing the applicable Original Issue Price by then-effective conversion price.

The initial conversion ratio was one for one. The conversion price has a standard anti-dilution adjustment term for items such as stock splits and recapitalization. It also has a down-round provision, under which when the Company issues any additional shares at a price per share that is lower than the conversion price per share then in effect, the conversion price per share is adjusted down. There have been no such adjustments to the conversion price.

Each preferred share would automatically be converted into ordinary shares at the then effective conversion price, upon the closing of a Qualified IPO.

“Qualified IPO” means a firm commitment underwritten registered public offering by the Company of its ordinary Shares on the NASDAQ National Market System in the United States or Hong Kong or any other exchange in any other jurisdiction (on any combination of such exchanges and jurisdictions) acceptable to the majority preferred shareholders to the Company with aggregate offering proceeds (before deduction of fees, commissions or expenses) to the Company and selling shareholders, if any, of not less than $50,000 (or any cash proceeds of other currency of equivalent value).

The Company has determined that there was no beneficial conversion feature attributable to the various series of preferred shares because the initial conversion prices was higher than the fair value of the Company’s ordinary shares on issue date of each series shares.

12.	SHARE-BASED COMPENSATION

Share options

In November 2012, the Company adopted a share incentive plan (“2012 Plan”), which was amended in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 ordinary shares.

On November 1, 2012, the Company granted 9,050,000 and 100,000 share options, respectively, to its employees and consultants with exercise prices of $0.0327 per share, which has a vesting period of 4 years.

On October 10, 2013, the Company granted 8,580,000 and 5,500,000 share options to its employees and executives with exercise prices of $0.1404 per share, which has a vesting period of 4 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options - continued

On March 1, 2014, the Company granted 4,048,660, 444,866 and 100,000 share options to its executives, employees and consultants, respectively, with exercise prices of $0.1404 per share, which has a vesting period of 4 years.

On October 29, 2014, the Company granted 2,963,500 share options to employees with exercise price of $0.0002 per share and vesting period of 4 years.

In November, 2014, the Company adopted the 2014 share incentive plan (“2014 Plan”), pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the Company’s board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, the Company will no longer grant any incentive shares under the 2012 Plan.

The following table summarizes information regarding the stock options granted:

	For the years ended December 31,
	2012			2013			2014
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding at beginning of period	—	—	—	9,150,000	$0.0327	$0.1600	23,230,000	$0.0980	$0.2412
Granted	9,150,000	$0.0327	$0.1600	14,080,000	$0.1404	$0.2939	7,557,026	$0.0854	$4.9994
Exercised	—	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	(67,000)	$0.1258	$0.9649

Outstanding at end of period	9,150,000	$0.0327	$0.1600	23,230,000	$0.0980	$0.2412	30,720,026	$0.0948	$1.4101

There were 8,080,000 vested options, and 22,640,026 options expected to vest as of December 31, 2014. For options expected to vest, the weighted-average exercise price is $0.1003 as of December 31, 2014 and aggregate intrinsic value is $1,775, $7,227 and $133,569 as of December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options - continued

The following table summarizes information with respect to share options outstanding as of December 31, 2014:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2014	Number exercisable	Exercise price per option	Aggregate intrinsic value as of December 31, 2014
November 1, 2012	9,150,000	7.84	$0.0327	$54,601	4,575,000	$0.0327	$27,300
October 10, 2013	14,020,000	8.78	$0.1404	$82,152	3,505,000	$0.1404	$20,538
March 1 ,2014	4,593,526	9.16	$0.1404	$26,916	—	—	—
October 29, 2014	2,956,500	9.83	$0.0002	$17,738	—	—	—

	30,720,026			$181,407	8,080,000		$47,838

The fair value of options granted was estimated on the date of grant using the binomial tree or Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
November 1, 2012	2.31%	10 years	61.7%	—	$0.0327
October 10, 2013	3.09%	10 years	54.4%	—	$0.1404
March 1, 2014	3.25%	10 years	53.7%	—	$0.1404
October 29, 2014	2.44%	10 years	57.5%	—	$0.0002

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

The Company used the original contractual term.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options - continued

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying ordinary shares

Before closing of IPO, The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date. After closing of IPO, the fair value of the ordinary shares is determined as the closing sales price of the ordinary shares as quoted on the principal exchange or system.

For employee stock options, the Group recorded share-based compensation of $56, $586 and $5,848 during the years ended December 31, 2012, 2013 and 2014, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee options the Group recorded share-based compensation of $1, $9 and $437 during the years ended December 31, 2012, 2013 and 2014, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2014, total unrecognized compensation expense relating to unvested share options was $36,127, which will be recognized over 3.44 years. The weighted-average remaining contractual term of options outstanding is 8.65 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A preferred shares, whereby all of their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of their four years of employment. The repurchase price is the par value of the ordinary shares. 25% of the Founders’ shares shall be vested annually. The restricted share agreements were subsequently amended on June 11, 2012 and July 18, 2012, respectively. Pursuant to the agreements, 25% of the Founders’ shares shall vest upon the closing of issuance of Series B preferred shares and the remaining 75% shall be vested monthly in equal installments over the next 36 months. This arrangement has been accounted for as a grant of restricted stock awards subject to service vesting conditions. Because the modification does not affect any of the other terms or conditions of the award, presumably the fair value before and after the modification is the same.

On May 15, 2014, the Company’s four founding shareholders entered into an agreement with the investors to renew the arrangement. The Company considered the amendment of agreement as a modification of vesting of the restricted shares. Pursuant to the agreement, the Company shall be entitled to repurchase 50% and 25% of such shares in the case that founders terminate their employments with the Company before April 17, 2015 and during the period from April 17, 2015 to April 17, 2016, respectively, at a price of US$0.0001 per share or the lowest price permitted under applicable laws. Therefore, the Company considered that 50% of the total restricted shares were vested immediately on the amendment date and 25% shall be vested annually on April 17 in the next two years ending April 17, 2016. Before the modification date, May 15, 2014, there were 131,348,411 ordinary shares, of which 45,937,500 were unvested restricted shares. As the result of modification, 19,736,705 vested ordinary shares were classified to unvested restricted shares on the modification date and the corresponding compensation costs for these unvested restricted shares were amortized over the remaining service period. Because the modification does not affect any of the other terms or conditions of the award, the fair value of the restricted shares before and after the modification is the same.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares - continued

A summary of non-vested restricted share activity during the years ended December 31, 2012, 2013 and 2014 is presented below:

Number of shares
Outstanding as of January 1, 2012	147,000,000
Granted	—
Forfeited	—
Vested	(52,062,500)

Outstanding as of December 31, 2012	94,937,500
Granted	—
Forfeited	—
Vested	(36,750,000)

Outstanding as of December 31, 2013	58,187,500
Granted	—
Modification	19,736,705
Vested	(20,673,449)

Outstanding as of December 31, 2014	57,250,756

The weighted average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470.

The Company recorded compensation expense of $535, $368 and $335 during the years ended December 31, 2012, 2013 and 2014, respectively, related to non-vested restricted shares.

As of December 31, 2014, total unrecognized compensation expense relating to the non-vested restricted shares was $232. The amount is expected to be recognized over 1.30 years using the straight-line method.

Restricted share units (“RSUs”)

On December 11, 2014, the Company granted a total of 40,001 shares of RSUs to employees under the 2014 Plan.

The restricted share units will vest in accordance with the vesting schedule set out in the RSUs award agreement, which is 50% of the RSUs shall vest at the end of every six months since the grant date. The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Restricted share units (“RSUs”) - continued

The fair value of these RSUs is measured on the grant date based on the market price of the ordinary share on the grant date. The following table summarizes information regarding the share units granted:

Number of shares
Outstanding as of January 1, 2014	—
Granted	40,001
Forfeited	—
Vested	—

Outstanding as of December 31, 2014	40,001

The weighted average grant date fair value of RSUs was $8.51 per share and the aggregated fair value was $340.

The intrinsic value of RSUs vested was $nil for the year ended December 31, 2014. The weighted average remaining contractual terms and aggregate instinct value of RSUs, which were expected to vest, as of the year ended December 31, 2014 were 0.95 years and $240, respectively.

The Group recorded share-based compensation of $18 for RSUs during the year ended December 31, 2014, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2014, total unrecognized compensation expense relating to RSUs was $322. The amount is expected to be recognized over a weighted average period of 0.95 years using the straight-line method.

13.	NET LOSS PER SHARE

The Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.	NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the years ended December 31,
	2012	2013	2014
Numerator:
Net loss attributable to Momo Inc	$(3,839)	$(9,326)	$(25,415)
Deemed dividend to Series A-1 and Series A-2 shares	(363)	(524)	(30,910)
Deemed dividend to Series A-3 shares	(265)	(509)	(544)
Deemed dividend to Series B shares	(2,465)	(5,652)	(3,116)
Deemed dividend to Series C shares	—	(1,435)	(5,596)
Deemed dividend to Series D shares	—	—	(17,497)
Undistributed earnings allocated to Series A shares	—	—	—
Undistributed earnings allocated to Series B shares	—	—	—
Undistributed earnings allocated to Series C shares	—	—	—
Undistributed earnings allocated to Series D shares	—	—	—
Undistributed earnings allocated to participating nonvested restricted shares	—	—	—

Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted	$(6,932)	$(17,446)	$(83,078)

Denominator:
Denominator for computing net loss per share-basic:
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic	60,103,654	67,190,411	85,293,775
Weighted average shares used in computing net loss per participating nonvested restricted share	86,896,346	79,809,589	60,951,591
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	36,124,555	38,977,742	32,176,676
Weighted average shares used in computing net income per Series A-3 share	10,980,847	19,797,980	18,990,997
Weighted average shares used in computing net income per Series B share	28,012,996	69,513,767	67,182,243
Weighted average shares used in computing net income per Series C share	—	7,280,436	34,540,898
Weighted average shares used in computing net income per Series D share	—	—	28,348,231

Denominator for computing net loss per share-diluted:
Weighted average shares outstanding used in computing net loss per ordinary share-diluted	60,103,654	67,190,411	85,293,775

Net loss per ordinary share attributable to Momo Inc.
- basic	$(0.12)	$(0.26)	$(0.97)
Net income per participating nonvested restricted share	$—	$—	$—
Net income per Series A-1 and Series A-2 share	$0.01	$0.01	$0.96
Net income per Series A-3 share	$0.02	$0.03	$0.03
Net income per Series B share	$0.09	$0.08	$0.05
Net income per Series C share	$—	$0.20	$0.16
Net income per Series D share	$—	$—	$0.62

Net loss per ordinary share attributable to Momo Inc.
- diluted	$(0.12)	$(0.26)	$(0.97)

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

13.	NET LOSS PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2012, 2013 and 2014, because their effect is anti-dilutive:

	For the years ended December 31,
	2012	2013	2014
Share issuable upon exercise of share options	49,976	1,014,557	21,831,082
Share issuable upon exercise of RSUs	—	—	—
Share issuable upon vesting of nonvested restricted shares	86,896,346	79,809,589	60,951,591
Share issuable upon conversion of Series A-1 and Series A-2 shares	36,124,555	38,977,742	32,176,676
Share issuable upon conversion of Series A-3 shares	10,980,847	19,797,980	18,990,997
Share issuable upon conversion of Series B shares	28,012,996	69,513,767	67,182,243
Share issuable upon conversion of Series C shares	—	7,280,436	34,540,898
Share issuable upon conversion of Series D shares	—	—	28,348,231

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2017 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $446, $937 and $2,995, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2014 were as follows:

2015	$3,307
2016	1,516
2017	419
2018 and after	—

Total	$5,242

Contingencies

There were no material contingencies noted for the years ended December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

	As of December 31,
	2013	2014
Amount due from a related party-current
Amount due from an ordinary shareholder	$198	$—

Amount due to related parties-current
Amount due to ordinary shareholders	$—	$6,450

The amount as of December 31, 2013 represents personal loan provided by the Group to Mr. Yan Tang with no interest charges, and it was fully repaid in June 2014.

The amount as of December 31, 2014 represents the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 10 for repurchase of ordinary shares.

16.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from membership subscription services, offering the platform for mobile games developed by third parties and other services, including the use of the paid emoticons and mobile marketing services. But the Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, The Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group operates in the PRC; most of the Group’s long-lived assets are located in the PRC and all services are provided in the PRC.

Components of revenues are presented in the following table:

	For the years ended December 31,
	2012	2013	2014
Membership subscription	—	$2,808	$29,756
Mobile games	—	92	11,237
Other services	—	229	3,762

Total	—	$3,129	$44,755

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $311, $978 and $2,635 for the years ended December 31, 2012, 2013 and 2014, respectively.

18.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIE located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries and VIE are required to allocate at least 10% of their after tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2014, none of the Group’s PRC subsidiary and VIE had a general reserve that reached the 50% of their registered capital threshold, therefore they will continue to allocate at least 10% of their after tax profits to the general reserve fund.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriation to these reserves by the Group’s PRC subsidiary and VIE was $nil, $nil and $nil for the years ended December 31, 2012, 2013 and 2014 due to accumulated deficit.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiary from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiary’s revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the WFOE, VIE and VIE’s subsidiary in the Group not available for distribution were $455, $12,047 and $93,537 as of December 31, 2012, 2013 and 2014, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars in thousands, except share data)

19.	SUBSEQUENT EVENTS

The Group has evaluated events subsequent to the balance sheet date of December 31, 2014 through April 20, 2015, the date on which the financial statements were available to be issued.

Newly issued share options

In January 2015, Momo BVI granted 1,750,000 and 5,000,000 share options to employees and an executive of its wholly owned subsidiary with an exercise price of $0.10 and $0.11 per share, respectively, with the vesting period of 4 years. The fair value was estimated approximately $0.055 and $0.052 per share for employees and an executive, respectively. The total compensation expense relating to the options was approximately $0.4 million.