Form 20-F
period 2015-12-31
Momo Inc.
filed 2016-04-25
CIK 1610601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 286,865,033 Class A ordinary shares and 96,886,370 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2015.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.4778 to US$1.00, the noon buying rate on December 31, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 15, 2016, the noon buying rate for Renminbi was RMB6.4730 to US$1.00.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of mobile social networking platforms, mobile marketing services, mobile games and online entertainment services in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive (loss) income data for the year ended December 31, 2012 and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2011, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2012, 2013, 2014 and 2015 and cannot be obtained without unreasonable effort or expense. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014	2015
	(in US$ thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues
Membership subscription fees	—	2,808	29,756	58,462
Mobile marketing	—	12	1,975	38,885
Mobile games	—	92	11,237	31,082
Other services	—	217	1,787	5,559

Total net revenues	—	3,129	44,755	133,988
Cost and expenses(1)
Cost of revenues	—	(2,927)	(15,762)	(30,312)
Research and development expenses	(1,454)	(3,532)	(9,264)	(23,265)
Sales and marketing expenses	(419)	(3,018)	(35,538)	(52,631)
General and administrative expenses	(1,969)	(3,010)	(10,354)	(22,879)

Total cost and expenses	(3,842)	(12,487)	(70,918)	(129,087)

Other operating income	—	—	26	713
(Loss) Income from operations	(3,842)	(9,358)	(26,137)	5,614
Interest income	3	32	722	7,805

(Loss) Income before income tax and share of income on equity method investments	—	—	(25,415)	13,419
Income tax expenses	—	—	—	(92)

(Loss) Income before share of income on equity method investments	—	—	(25,415)	13,327
Share of income on equity method investments	—	—	—	370

Net (loss) income attributable to Momo Inc.	(3,839)	(9,326)	(25,415)	13,697
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(57,663)	—

Net (loss) income attributable to ordinary shareholders	(6,932)	(17,446)	(83,078)	13,697

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.12)	(0.26)	(0.97)	0.04
Diluted	(0.12)	(0.26)	(0.97)	0.03

Weighted average shares used in computing net (loss) income per ordinary share
Basic	60,103,654	67,190,411	85,293,775	342,646,282
Diluted	60,103,654	67,190,411	85,293,775	401,396,548

(1)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2012	2013	2014	2015
	(in US$ thousands)
Cost of revenues	—	34	155	915
Research and development expenses	39	269	674	3,502
Sales and marketing expenses	11	128	736	3,780
General and administrative expenses	542	532	5,073	9,185

Total	592	963	6,638	17,382

The following table presents our selected consolidated balance sheet data as of December 31, 2012, 2013, 2014 and 2015.

	As of December 31,
	2012	2013	2014	2015
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,539	55,374	450,968	169,469
Total assets	20,784	63,025	478,504	542,157
Total liabilities	143	5,566	38,113	73,771
Total mezzanine equity	27,199	80,319	—	—
Total (deficit) equity	(6,558)	(22,860)	440,391	468,386

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We experienced a significant decrease in the growth rate of our user base in 2015. If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our MAUs reached 69.8 million in December 2015, representing a 0.7% increase from 69.3 million in December 2014, compared to a 105.6% increase from December 2013. The growth rate of our MAUs significantly decreased in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to. Growing our user base and increasing the overall level of user engagement on our social networking platform are critical to our business. If our user growth rate continues to slows down, as it did in 2015, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of number of smartphone users in China stalls.

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

Our monetization model is new and evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions, but we continue to explore and implement new monetization models. We currently generate revenues through membership subscriptions, mobile marketing services, mobile games, and other services, which accounted for approximately 43.6%, 29.0%, 23.2%, and 4.2%, respectively, of our net revenues in 2015. In 2015, we have continued to strategize to increase monetization of our platform. In January 2015, we launched gift mall services that allow users to send gifts to each other. In February 2015, we launched our first self-developed game on our platform and started to generate revenues by in-game purchases of virtual items. In the second quarter of 2015, we launched our in-feed marketing solutions powered by a proprietary self-serve advertising system, and started to offer brand-oriented display ads and action-driven ad products such as app downloads. In addition, in September 2015, we launched our live music and entertainment broadcasting service which adopts a virtual items-based revenue model. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. Furthermore, as the online music and entertainment industry in China is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely.

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

We launched our Momo mobile application in August 2011, and the relatively short operating history makes it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	increase our number of members and other paying users, which include users who purchase emoticons and virtual gifts or virtual items in mobile games and live music shows offered on our platform, as well as the level of user engagement;

•	develop and deploy diversified and distinguishable features and services for our users, customers and platform partners;

•	convince customers of the benefits of our marketing services compared to alternative forms of marketing, and continue to increase the efficiency of our mobile marketing solutions and expand our network of marketers;

•	develop or implement strategic initiatives to monetize our platform;

•	maintain or develop beneficial relationship with key strategic partners;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our services, if the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We have incurred significant net losses in the past and only recently began to achieve profitability, and we may not be able to subsequently maintain profitability.

We have incurred significant net losses since our inception until 2015, in which we generated a net income of US$13.7 million. As of December 31, 2015, we had an accumulated deficit of US$94.1 million. Our profitability may not sustain. We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully. In addition, our ability to sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, mobile marketing services, mobile games, and online music and entertainment services in China.

We may again incur losses in the near future due to our continued investments in technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

We may not be able to successfully maintain and increase the number of our members or other paying users.

Revenues generated from membership subscription packages, mobile marketing services, mobile games, and other services including paid emoticons and live music and entertainment broadcasting service historically accounted for substantially all of our total revenues. Our future growth depends on our ability to convert our existing users into members and other paying users of our services and mobile games and retain our current members and paying users. Paying users include our members as well as users who purchase emoticons and virtual gifts or virtual items in mobile games and live music shows offered on our platform. However, we cannot assure you that we will be able to retain our members and other paying users or continue to convert existing or new users into members and other paying users, nor can we assure you that we will be able to successfully compete with current and new competitors on members and other paying users. We had 2.9 million members as of December 31, 2015, same as the number of members as of December 31, 2014. Our efforts to provide greater incentives for our users to subscribe for our membership status may not continue to succeed. Our members and other paying users may discontinue their subscriptions or other spending on our services because we no longer serve their needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our members and other paying users, our business, results of operations and prospects will be adversely affected.

We generate an increasing portion of our revenues from mobile marketing services, and the loss of marketers, or reduction in spending by marketers, could seriously harm our business.

Revenues generated from our mobile marketing services have increased significantly from 0.4% and 4.4% of our net revenues in 2013 and 2014, respectively, to 29.0% of our net revenues in 2015. Since we began to offer mobile marketing services in the third quarter of 2013, we have diversified and expanded our mobile marketing service offerings to increasingly monetize our platform. Currently our mobile marketing services primarily comprise brand-oriented display ads and in-feed marketing solutions. As is common in the industry, our marketers do not have long-term advertising commitments with us. Many of our marketers spend only a relatively small portion of their overall advertising budget with us. In addition, marketers may view some of our products as experimental and unproven. Marketers may not continue to do business with us, or they may advertise with us based on terms unfavorable to us, if we do not deliver our marketing solutions in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. For example, failure to maintain or increase the quantity or quality of ads shown to users, or a decrease in user engagement may cause marketers to reduce or cease their spending on our mobile marketing services.

In addition, expenditures by marketers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions can also have a material negative impact on the demand for advertising and cause our marketers to reduce the amounts they spend on advertising, which could adversely affect our revenues and business.

If we fail to launch new games or release upgrades to existing games that attract new players and retain existing players, our business and operating results will be materially and adversely affected.

We have relied on mobile games for a substantial portion of our revenues, and we expect mobile games to continue to be an important part of our revenues. Revenues generated from mobile games contributed 25.1% and 23.2% of our total revenues in 2014 and 2015, respectively. Growing and retaining our user base and converting some of our users into paying users largely depend on our ability to continuously offer new games and game updates that anticipate and effectively respond to changing player interests and preferences. If we cannot maintain our existing partnership with third-party game developers, or source new popular games that retain existing players and attract new players by expanding our network of partnering game developers, our business, results of operations and prospects will be materially and adversely affected.

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

We may not be able to grow our live music and entertainment broadcasting service and achieve the level of profitability that we currently anticipate.

In September 2015, we launched our live music and entertainment broadcasting service with a virtual items-based revenue model whereby users can enjoy live music shows and interact with the singers for free, and have the option of purchasing in-show virtual items. While we plan to continue to invest significantly in expanding our live music and entertainment broadcasting service, we may not be able to achieve the level of profitability based on the virtual items-based revenue model, as we have relatively little experience in operating such service in the online music and entertainment industry. In addition, popular singers may cease to use our service and we may be unable to attract new talent that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

Under our current arrangements with certain popular singers, we share with them a portion of the revenues we derive from the sales of in-show virtual items in our live music and entertainment broadcasting service. In the future, the amount we pay to these singers may increase or we may fail to reach mutually acceptable terms with these singers, which may adversely affect our revenues or cause popular performers to leave our platform. In addition, if our users decide to use live music and entertainment broadcasting services provided by our competitors, we may not be able to expand the user base of our live music and entertainment broadcasting service and achieve or maintain the level of profitability as we currently anticipate.

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

In November 2014, Mr. Yan Tang, our co-founder, chairman and chief executive officer, received a letter from a PRC law firm on behalf of Wangzhiyi Information Technology (Beijing) Co, Ltd., or Wangzhiyi, a PRC company affiliated with Netease, Inc., or Netease, where Mr. Tang was employed from December 2003 to September 2011. The letter claimed that because Mr. Tang established our consolidated affiliated entity Beijing Momo Technology Ltd., or Beijing Momo, in July 2011 and Beijing Momo launched our application in August 2011, all while Mr. Tang was still an employee of Wangzhiyi, that he breached the terms of his employment agreement with Wangzhiyi, and violated his covenants to not compete with and to devote himself to Wangzhiyi during the term of his employment. The letter requested that Mr. Tang apologize in writing to Wangzhiyi promptly and reserved Wangzhiyi’s right to pursue further action. Mr. Tang believes the claims lack merit and intends to defend himself against these claims vigorously.

On December 10, 2014, Netease posted a formal statement on its website alleging that Mr. Tang engaged in unethical conduct while employed by Netease. The statement contained several allegations, including those made in the letter described in the preceding paragraph. We note that none of the allegations put forth in Netease’s statement are directed against our company, and the allegations essentially relate to several alleged incidents that occurred before Mr. Tang joined our company. Mr. Tang has informed us that he believes the allegations are malicious and intends to vigorously defend himself against them.

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

User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

Our platform allows mobile users to freely contact and communicate with people nearby, and our live music and entertainment services allow users to host and view live shows. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which has in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behaviors of our users, to the extent such behaviors are associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. For example, in March 2015 we were fined by the PRC government authorities for certain videos and comics containing forbidden contents shared by users in certain groups. In April 2016, the Ministry of Culture of China investigated certain live broadcasts websites in China that are suspected of hosting videos or live shows containing violent or pornographic content. There can be no assurance that our live music and entertainment shows will not be subject to similar investigations or subsequent penalties if contents contained in such shows are deemed to be illegal or inappropriate under PRC laws and regulations. See “—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.

As a social networking platform that also provides live music and entertainment broadcasting service, we are subject to intense competition from providers of similar services, as well as potential new types of online services. Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

We expect our costs and expenses to continue to increase in the future as we seek to broaden our user base and increase user engagement, and develop and implement new features and services that require more complexity. In addition, our cost and expenses, such as our research and development expenses, sales and marketing expenses and general and administrative expenses, have grown rapidly as we expanded our business. Historically, our costs have increased each year, and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may again incur significant losses in the future and may not be able to maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

Privacy concerns relating to our services and the use of user information could negatively impact our user base or user engagement, or subject us to governmental regulation and other legal obligations, which could have a material and adverse effect on our business and operating results.

We collect user profile, user location and other personal data from our users in order to better understand our users and their needs and to support our social interest graph engine and our big data analytical capabilities for more targeted services such as interest- or location-based user groups and mobile marketing services. Concerns about the collection, use, disclosure or security of personal information or chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users, customers and platform partners and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, customers and platform partners and have an adverse effect on our business and operating results.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we operated and currently operate, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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

People use our platform for real-time communication, socializing, entertainment and information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our mobile services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

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

We have adopted three share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. As of March 31, 2016, options to purchase 30,787,026 Class A ordinary shares had been granted under the 2012 Plan, 23,013,154 of which remained outstanding. In addition, as of March 31, 2016, options to purchase 10,417,782 Class A ordinary shares and 40,001 restricted share units had been granted under the 2014 Plan, of which 9,819,232 options remained outstanding and all restricted share units had vested. Options to purchase an aggregate of 9,600,000 shares of Momo BVI under the BVI Plan remained outstanding as of March 31, 2016. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of US$25.1 million, US$23.9 million and US$22.9 million in 2016, 2017, and after 2017, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management in its annual report that contains management’s assessment of the effectiveness of such company’s internal controls over financial reporting.

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2015. We however were not subject to the requirement to provide an attestation report by our registered public accounting firm regarding internal control over financial reporting as we were an “emerging growth company,” as such term is defined in the JOBS Act as of December 31, 2015.

Once we cease to be an “emerging growth company”, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to maintain effective internal controls over financial reporting in the future, our management and, if applicable, our independent registered public accounting firm, may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Momo Information Technology Ltd., or Beijing Momo IT, our wholly owned PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Beijing Momo, our consolidated affiliated entity, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Momo IT, Beijing Momo and its shareholders. As a result of these contractual arrangements, we exert control over Beijing Momo and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. Beijing Momo and its subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of our PRC subsidiary and Beijing Momo, and the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found to be in violation of any PRC laws or regulations or if the contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders are determined to be illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our consolidated affiliated entity Beijing Momo and its subsidiaries, in which we have no ownership interest. We rely on a series of contractual arrangements with Beijing Momo and its shareholders, including the powers of attorney, to control and operate its business.

Our ability to control the consolidated affiliated entity and its subsidiaries depends on the powers of attorney, pursuant to which Beijing Momo IT can vote on all matters requiring shareholder approval in the Beijing Momo. We believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over Beijing Momo and its subsidiaries and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Momo” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over Beijing Momo and its subsidiaries as direct ownership. If Beijing Momo or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a consolidated affiliated entity, should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by Beijing Momo and its subsidiaries. As a result, we may be unable to consolidate Beijing Momo and its subsidiaries in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by Beijing Momo and its subsidiaries that are important to the operation of our business if Beijing Momo or its subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

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

If the chops of Beijing Momo IT, Beijing Momo and Beijing Momo’s subsidiaries, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of Beijing Momo IT, our PRC subsidiary, Beijing Momo and Beijing Momo’s subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

Through our dual-class share structure, our co-founder, chairman and chief executive officer, Mr. Yan Tang, a PRC citizen, possessed and controlled 77.2% of the voting power of our company as of March 31, 2016. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. Since our inception, we have terminated over 36 million user accounts because we viewed content generated by those users to be indecent and in 2015 we terminated approximately 20% of new user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team, licensed third-party software, our own data analytics software, and our user tiering system. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change. Although we have not received any government sanctions in connection with content posted on our platform, government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, the suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users, customers or platform partners, our revenues and results of operation may be materially and adversely affected and the price of our ADSs could be dramatically reduced.

Content posted or displayed on our social networking platform, including the live music and entertainment shows hosted by us or our users, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

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

We have designed and implemented procedures to monitor content on our social networking platform, including the live music and entertainment shows hosted by us or our users, in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

The internet and mobile industries in China are highly regulated. Beijing Momo and its subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

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

We are also required to obtain an internet publishing license from SARFT in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the SARFT for five games, and we are still in the process of applying with the SARFT for the approvals of the remaining games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have a material adverse effect on our business and results of operations. All domestic online games must be filed with the MOC within 30 days after operation, and all imported online games must be approved by the MOC. As of March 31, 2016, 14 of the 31 online games we offered had completed the filing with the MOC. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. Although we do not believe our video sharing function in the user groups requires an internet audio/video program transmission license because such function does not constitute an internet audio/video program service under the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, issued by SARFT, in March 2015, we were warned and penalized with a fine of RMB30,000 (US$4,800) by the Beijing Administrative Enforcement General Team on Culture Market for failing to obtain an internet audio/video program transmission license for certain video (containing forbidden contents) sharing activities conducted by our users in certain groups. In addition, certain users circulated comics containing forbidden contents in certain user groups, as a result of which we were penalized with a fine of RMB30,000 (US$4,800) in March 2015 by the Beijing Administrative Enforcement General Team on Culture Market for unauthorized operation of comic and animation products. Accordingly, we will apply for an internet audio/video program transmission license, and we have received the approval to expand the scope of our internet culture operation license to cover the operation of comic and animation products. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, among others, to the Chinese controlled offshore incorporated enterprise.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

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

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

To our knowledge, Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li have completed SAFE registration in connection with our financings and share transfer. However, we cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

There can be no assurance that the proposed going private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

Our board of directors received a preliminary non-binding proposal letter dated June 23, 2015 from Yan Tang, our chairman and chief executive officer, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd., or collectively the Buyer Group, to acquire all of our outstanding Class A ordinary shares not already owned by the Buyer Group in a going private transaction for US$18.90 per ADS, or US$9.45 per Class A ordinary share, in cash. Our board of directors formed a special committee consisting of two of our independent directors, namely, Dr. Dave Daqing Qi and Mr. Benson Bing Chung Tam, on June 23, 2015 to consider and evaluate the proposal and any other alternative proposals or other strategic alternatives that may be available to our company, and to negotiate the terms of any potential definitive agreement. On April 5, 2016, Alibaba Investment Limited and Rich Moon Limited joined the Buyer Group for the proposed going private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.” As of April 6, 2016, the Buyer Group and their affiliates beneficially owned an aggregate of approximately 72.6% of all of our company’s issued and outstanding shares, which represented approximately 91.6% of the aggregate voting power of our company. There can be no assurance that the going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated.

The going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 77.2% of the aggregate voting power of our company as of March 31, 2016, including 77.1% that was owned through Gallant Future Holdings Limited, a company 100% beneficially owned by Mr. Tang through a family trust. As of March 31, 2016, Gallant Future Holdings Limited held 96,886,370 Class B ordinary shares, which constitutes all of our outstanding Class B ordinary shares.

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

Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2015 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited, a company 100% beneficially owned by Yan Tang, our co-founder, chairman and chief executive officer. Mr. Tang beneficially owned 77.2% of the aggregate voting power of our company as of March 31, 2016, including 77.1% of the aggregate voting power owned through Gallant Future Holdings Limited. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered by way of continuation under Cayman Islands law.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2015. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

We started our operations in July 2011 when our founders established our consolidated affiliated entity Beijing Momo in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. In December 2011, we established Momo HK, a wholly owned subsidiary, in Hong Kong. Subsequently, Momo HK established a wholly-owned PRC subsidiary, Beijing Momo IT in March 2012. In May 2013, we established Chengdu Momo as a wholly owned subsidiary of Beijing Momo. In March 2014, we formed our Delaware subsidiary, Momo Information Technologies Corp., which conducts market research and new product development. In January 2015, we established Shanghai Momo Technology Co., Ltd., or Shanghai Momo, as a wholly-owned subsidiary of Beijing Momo. In October 2015, we established Chengdu Biyou Technology Co., Ltd., or Chengdu Biyou, as a wholly-owned subsidiary of Chengdu Momo.

In December 2014, we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market under the symbol “MOMO.”

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 4th Floor, 400 Madison Avenue, New York, New York 10017.

Proposed Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated June 23, 2015 from Yan Tang, our chairman and chief executive officer, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd., or collectively the Buyer Group, to acquire all of our outstanding Class A ordinary shares not already owned by the Buyer Group in a going private transaction for US$18.90 per ADS, or US$9.45 per Class A ordinary share, in cash. Our board of directors formed a special committee consisting of two of our independent directors, namely, Dr. Dave Daqing Qi and Mr. Benson Bing Chung Tam, on June 23, 2015 to consider and evaluate the proposal and any other alternative proposals or other strategic alternatives that may be available to our company, and to negotiate the terms of any potential definitive agreement. On April 5, 2016, Alibaba Investment Limited and Rich Moon Limited joined the Buyer Group for the proposed going private transaction.

On April 5, 2016, the Buyer Group (including Alibaba Investment Limited and Rich Moon Limited) executed an amendment to the consortium agreement dated July 6, 2015 among themselves to extend the exclusivity period, pursuant to which the Buyer Group agreed that during the period beginning on July 6, 2015 and ending on the earlier of (i) April 5, 2017 and (ii) the termination of the consortium agreement by mutual written agreement of the members of the Buyer Group, members of the Buyer Group will work exclusively with each other with respect to the going private transaction.

There can be no assurance that the going private transaction will continue to be pursued, approved by sufficient affirmative vote or consummated. See “Item 3. Key Information on the Company—Risks Related to Our ADSs—There can be no assurance that the proposed going private transaction will continue to be pursued, approved by our shareholders or successfully consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.”

B.	Business Overview

We operate Momo, one of China’s leading mobile-based social networking platforms. We enable users to establish and expand social relationships based on location and interests. Our platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners.

We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on our platform. In order to enhance user engagement, we also started to offer live music and entertainment broadcasts on our Momo platform in September 2015.

We have built a large user base on Momo since its launch 2011. Our MAUs were 69.8 million and 69.3 million in December 2015 and December 2014, respectively. We had 2.9 million members as of December 31, 2015, same as the number of members as of December 31, 2014. The growth rate of our MAUs and number of members has slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to.

Amid the fast evolving mobile internet market in China, we have focused on building and growing our user base and improving user experience. Our Momo mobile application is free of charge. We began to generate revenues in July 2013 from our membership subscription package, which provides members with additional functions and privileges. We generated 66.5% and 43.6% of our net revenues from membership subscription fees in 2014 and 2015, respectively. We also began to generate revenues from mobile games, mobile marketing services and paid emoticons in the second half of 2013. Mobile games, mobile marketing services and other services contributed 25.1%, 4.4% and 4.0%, respectively, of our revenues in 2014, and 23.2%, 29.0% and 4.2%, respectively, of our revenues in 2015. Our revenues increased significantly from US$3.1 million in 2013 to US$44.8 million in 2014 and further to US$134.0 million in 2015. We had net losses of US$9.3 million and US$25.4 million in 2013 and 2014, respectively, and net income of US$13.7 million in 2015.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android, iOS and Windows platforms, enables users to establish and expand their social relationships based on locations and interests. Momo offers a personal and lively way for users to discover people nearby, and facilitates the connecting, communicating, interacting, and content sharing with others. Momo features various location and interest-based features, including Nearby functions and other functions. Communications within our platform are supported by multi-media instant messaging tools.

Key features and functionalities offered by our platform include the following:

“Nearby” Functions

Nearby People. This function allows users to find out their approximate distance from each other in real time and is the primary tool through which users can establish and expand their social relationships.

Nearby People is organized under our default tab and presents a curated list of nearby users with their profile pictures, relative distances and the time they last checked-in on Momo. The list of nearby people is by default ordered by proximity to the application users. All users can customize the list by viewing nearby people by gender and a specific period of time within which the nearby people last checked in. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors. Our members may further filter the list of nearby users by age group, occupation, horoscope and whether the nearby person has linked his or her Momo account with other popular social network applications.

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

To further improve user experience, we have developed a tiering system whereby each user is assigned one of six scores based primarily on his or her behavioral patterns, profile credibility, degree of engagement, etc. Each user can monitor the score on his or her profile page. A user can generally improve his or her tiering score by demonstrating a pattern of wholesome social behavioral, a credible social profile and active engagement.

Message Board. An important entry point for users to interact with and learn about all other users nearby is our Message Board function. Our Message Board contains a stream of feeds, including status updates, micro-blogs, photos, videos, music and commentaries posted by nearby users, facilitating connections between people in the same neighborhoods. The order of feeds is defined by our algorithm, which is based on both physical proximity and compatibility of user profiles. For each feed they create, users can control whether the feed may be viewed by all Momo users, only their friends or only themselves. Users can comment on or “like” the postings made by others, which are arranged by proximity. Message Board can also be linked to users’ WeChat, Weibo and QQ accounts, such that users can simultaneously share their Message Board updates with their friends on those accounts. Our Message Board function has proven to be an effective means of stimulating interaction and creating social relationships among our users. As one of the most frequently visited functions by users, the Message Board is currently grouped under our Nearby default tab together with our two other popular functions Nearby People and Groups.

Groups. Our application allows users to create and participate in location-based groups across points of interest, including residential complexes, educational institutions and commercial buildings. Location-based groups are generally established around a certain topic of interest. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos and exchange messages. As of December 31, 2015, our users had created 6.1 million groups.

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

Other Functions

Friends’ Message Board. This function operates in a way similar to Message Board and contains feeds from users’ friends on their contact lists, aimed at facilitating interaction and strengthening relationships between users and their friends.

Topics. Our Topics is another feature aimed at enabling users to discover other users with common interests. Our Topics present popular themes of interest to all users. Users who have joined a certain Topic, such as Fitness or Pets, can post threads and interact with other users by replying to the threads. Users can view other users who have joined the same Topic, in the order of proximity. We also recommend popular Topics and threads to users based on their profiles. Users can also search for Topics that most interest them.

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

Chat Rooms. Chat Rooms allow users to create, organize and participate in group chats based on location and common interest. Compared to Groups, Chat Rooms are open forums where users can easily participate in conversations without pre-approval from creators of relevant chat rooms.

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

Instant Messaging

Our application is supported by instant messaging function, with which users can send text, emoticons, voice recordings, pictures and video messages to other users. Many of our fun and trendy emoticons are inspired by characters in popular culture. One of the key features of our instant messaging function is that the dialogue window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient. Our instant messaging feature also allows users to turn voice messages into text, share their location information and engage in multi-person group chats. Users can sync their chat histories with multiple devices. We have also embedded third-party applications such as WeChat and Alipay red envelopes in order to stimulate interaction between our users.

Live Music and Entertainment Broadcasts

In order to enhance user engagement, we started to offer live music and entertainment broadcasting service in September 2015, creating a brand new way for our users to socialize and have fun on our platform.

Through an entry point in the Momo platform, users are able to enjoy live music and entertainment broadcasts by performers on our platform. Our live music and entertainment broadcasting service currently comprise three major components, Momo Live, PC-based live broadcast and mobile live broadcast, through which users gather and enjoy live music and entertainment shows while interacting with the performers and other users through instant messaging. Momo Live features professionally produced shows broadcasted from a studio room for a limited number of sessions per day. By contrast, PC-based live broadcast and mobile live broadcast, which are broadcasted through simple PC-based video devices and mobile phones, are hosted by performers that we recruit from the public through a selective application process, and are much more flexible in terms of time and venue for the broadcasts. We aim to provide an open platform for ordinary people to show their talents. Users accessing our live music and entertainment shows interact with the performers by sending online messages, which are free of charge, as well as on-screen messages and virtual gifts, which are purchased using virtual currency.

Mobile Games

Our application offers games primarily developed by third-party developers, some of which are customized for our platform and user profile. In February 2015, we launched our first self-developed game on our platform and started to generate revenues by in-game purchases of virtual items. Games on our platform are designed with a variety of themes, cultural characteristics and features to appeal to different segments of the game player community. The games on our platform have rich social features and are developed to be enjoyed, shared and played among Momo friends. Our users log into and play our games with their Momo accounts. Such social features contribute to the high player stickiness of mobile games offered on our platform.

Monetization Opportunities

We started monetization in July 2013. We currently generate revenues primarily from membership subscription fees, mobile marketing services, mobile games, and other services. Because we started to monetize from the third quarter of 2013 only, we cannot confirm or otherwise describe the seasonality of our business as a result of this very short history of monetization.

Membership Subscription

We provide enhanced membership privileges to users who subscribe to our membership package by paying membership fees. Our memberships are currently divided into two tiers, basic and premium. Enhanced privileges for all members include VIP logos, advanced search options, discounts in our emoticon store, higher limits on the maximum number of users group and the number of users that the member can follow, the ability to add a 60 second voice recording to the profile page, to search for Momo users anywhere in the world using our location roaming services, to see a list of recent visitors to their profile page and to appear invisible to specific users. Additional privileges for our premium members include the abilities to check out visitors to their message boards and to remove advertisements from their feeds. We offer four basic membership subscription packages, priced at RMB12 (US$2) per month, RMB30 (US$5) per three months, RMB60 (US$9) per six months and RMB108 (US$17) per year, respectively, and four premium membership subscription packages, priced at RMB30 (US$5) per month, RMB88 (US$14) per three months, RMB168 (US$26) per six months and RMB298 (US$46) per year, respectively. We offer diverse payment options for users to pay membership subscription fees, including third-party online channels, such as Apple App Store and Alipay, as well as through mobile operators, including prepaid cell-phone recharge cards. We had 2.9 million members as of December 31, 2015. We intend to continue exploring different ways to expand our members-only offerings so as to better serve our members and attract a larger membership base.

Mobile Marketing Services

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include brand marketers, local merchants, application developers and other small and medium-sized businesses. Our mobile marketing services currently include the following:

Brand-oriented display ads. We provide brand marketers with various ad formats for them to drive brand awareness through our platform. The forms of advertisements we offer to brand marketers currently include full screen banner ads that appear before the application is loaded, top banners on Message Board, and banners on frequently visited pages on our platform. As the features and functionalities of our platform continue to evolve, we may offer other packages of marketing solutions that integrate multiple ad units such as banners, video ads and sponsorships.

In-feed marketing solutions. We offer advertising units that appear as feeds on Message Board and Nearby People. Powered by a proprietary self-serve advertising system with a real-time bidding mechanism, our in-feed marketing solutions are performance-based, and serve a wide range of marketers including application developers, local businesses, brand owners, as well as other small and medium-sized businesses.

Third-party partnerships. In December 2014, we started to cooperate with 58.com to provide Momo users with easy access to 58.com’s online marketplaces through an entry point on our platform. In January 2015, we started to cooperate with Alibaba Group Holding Limited and its affiliates, or Alibaba, to place advertisements of the merchants on Alibaba’s marketplaces on our Nearby People function.

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

Other Services

Our other services include paid emoticons, gift mall sales and virtual gifts sales through our live music and entertainment broadcasts.

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

Content Management and Monitoring

As of the date of this annual report, we have a dedicated team of over 150 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platform and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, Momo users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

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

Branding and Marketing

We primarily attract our users through word-of-mouth and other free channels. Our brand building activities generally comprise purchasing online advertising in the form of text, banner and video, placing TV commercials, and public relations efforts. We also acquire users directly through online and offline marketing channels such as search engines, application stores and pre-installations.

Customer Service

As of the date of this annual report, we have a dedicated team of over 80 customer service personnel in our customer service center in Chengdu, China, who support our members and mobile game players. Our dedicated customer service team is well-trained on our membership services and mobile games functionalities. For our users who subscribed to our membership services, our customer service personnel provide around-the-clock support through a members-only toll-free phone number and other online communication channels. Our customer service team helps our members with issues they encounter on our mobile platform, gathers feedback on how to improve our services and receives member complaints and suggestions. Our customer service team also addresses issues that our mobile game players encounter and gathers player feedback on the functionality and popularity of the mobile games we offer.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2015, we had four pending patent applications filed with the State Intellectual Property Office of the PRC. We had registered 13 trademarks and had applied for 293 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We had registered 33 software copyrights and 54 copyrights with the PRC National Copyright Administration, and had two pending applications for copyrights filed with the PRC National Copyright Administration. We had also registered 44 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

Competition

As a mobile social networking platform that also provides live music and entertainment broadcasting service, we are subject to intense competition from providers of similar services, as well as potential new types of online services.

Our competitors may have substantially more cash, traffic, technical and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets from customers. We believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, market acceptance of our mobile marketing services and online entertainment services, our marketing and selling efforts, and the strength and reputation of our brand. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.” We also experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.”

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

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from January 30, 2012, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business as well.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, SARFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release. As of the date of this annual report, we have not obtained an audio/video program transmission license, and we plan to apply for the license.

Regulations on Online Comics and Internet Cultural Products

The Interim Administrative Provisions on Internet Culture was promulgated by MOC on February 17, 2011 and became effective on April 1, 2011. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained an internet culture operation license and received the approval to expand the scope of the license to cover the operation of comic and animation products.

Regulations on Internet Publication and Cultural Products

The Administrative Measures for Internet Publication Service, or Internet Publication Measures, were jointly promulgated by the SARFT and the MIIT on February 6, 2016 and became effective on March 10, 2016. The Internet Publication Measures superseded the Tentative Measures for Internet Publication Administration, which were jointly promulgated by the SARFT and the MIIT in 2002. The Internet Publication Measures define internet publication service and internet publication item, and publication of internet publication item via the internet requires an internet publishing license. Pursuant to the Internet Publication Measures, online game constitutes an internet publication item and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2016, 14 of the 31 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the Ministry of Industry and Information Technology or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology. Our ICP license will expire in February 2017 and we plan to renew such license prior to its expiration date.

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

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2015, we had registered 33 software copyrights in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2015, we had 13 registered trademarks and 293 trademark applications in China.

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

In April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which will, upon its effective date as of June 1, 2015, supersedes the SAFE Circular 142. This circular provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments. However, the RMB funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures out of the ordinary course of business; (ii) investing in securities; (iii) extending entrusted loans or paying off loans extended or assumed by other companies; or (iv) purchasing real estate properties not for self-use except when the foreign invested company is a company approved to engaging in real estate development business.

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

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a five-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

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

The following diagram illustrates our corporate structure, including our subsidiaries, consolidated affiliated entity and its subsidiaries as of the date of this annual report.

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

Contractual Arrangements with Beijing Momo

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiaries, over which we exercise effective control through contractual arrangements among Beijing Momo IT, Beijing Momo and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over Beijing Momo;

•	receive substantially all of the economic benefits of Beijing Momo; and

•	have an option to purchase all or part of the equity interests in Beijing Momo when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Beijing Momo and its subsidiaries, and, therefore, have consolidated the financial results of Beijing Momo and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Our headquarters and our principal service development facilities are located in Beijing. We have leased an aggregate of approximately 9,841 square meters of office space in Beijing, Chengdu, Shanghai and San Francisco as of March 31, 2016. These leases vary in duration from two to three years.

The servers that we use to provide our services are primarily maintained at various third-party internet data centers in Beijing.

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

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our paying users, which include our members as well as users who purchase emoticons, virtual gifts or virtual items in mobile games and live music and entertainment shows offered on our platform. The number of our paying users is in turn affected by the growth in our active user base, and strategies we pursue to achieve active user growth that may affect our costs and expenses and results of operations. We have experienced rapid user growth since our inception, although such rate of growth slowed significantly in 2015. Currently, membership subscription fees are the largest component of our revenues. The growth of our member base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our users into members.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich content enables us to secure an abundant supply of user profiles and behavioral data, which is essential for our mobile marketing services and our ability to improve our service features, including our user tiering system.

Monetization. We started monetization in the third quarter of 2013, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium services to our premium members, which contributed to our revenue growth. We plan to continue to partner with third-party game developers and to develop games in-house to offer more games tailored to our platform and our users. To further monetize our large user base, in 2015 we have launched our live music and entertainment broadcasting services and our in-feed marketing solutions. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to further enhance our big data analytical capabilities, and to develop new features and services for our platform.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 209 as of December 31, 2013 to 456 as of December 31, 2014 and further to 779 as of December 31, 2015. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing and large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Taxation

Cayman Islands

We are registered by way of continuation into the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands is a tax-exempted company.

United States

Our subsidiary incorporated in the United States is subject to state income tax and federal income tax at different tax rates, depending on taxable income levels. As our US subsidiary did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2015.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income in 2013, 2014 or 2015.

People’s Republic of China

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years. For the years ended December 31, 2013 and 2014, as Beijing Momo IT was in accumulated loss position, the applicable tax rate was 25%. Beijing Momo IT was eligible for income tax exemptions for 2015 and 2016, followed by a reduced income tax rate of 12.5% for each of 2017, 2018 and 2019. Chengdu Momo qualified as a western China development enterprise and the income tax rate was 15% in 2014. Chengdu Momo applied the same income tax rate in 2015 and we are in the process of renewing Chengdu Momo’s qualification as a western China development enterprise. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25%.

We have recognized income tax expense of nil, nil and $92 for the years ended December 31, 2013, 2014 and 2015, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. All of our entities were subject to the VAT Pilot Program as of December 31, 2015, or specifically, VAT at rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

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

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Net revenues	3,129	100.0	44,755	100.0	133,988	100.0
Membership subscription	2,808	89.7	29,756	66.5	58,462	43.6
Mobile marketing services	12	0.4	1,975	4.4	38,885	29.0
Mobile games	92	2.9	11,237	25.1	31,082	23.2
Other services	217	7.0	1,787	4.0	5,559	4.2
Cost and expenses
Cost of revenues	(2,927)	(93.5)	(15,762)	(35.2)	(30,312)	(22.6)
Research and development expenses	(3,532)	(112.9)	(9,264)	(20.7)	(23,265)	(17.4)
Sales and marketing expenses	(3,018)	(96.5)	(35,538)	(79.4)	(52,631)	(39.3)
General and administrative expenses	(3,010)	(96.2)	(10,354)	(23.2)	(22,879)	(17.0)

Total cost and expenses	(12,487)	(399.1)	(70,918)	(158.5)	(129,087)	(96.3)

Other operating income	—	—	26	0.1	713	0.5
(Loss) Income from operations	(9,358)	(299.1)	(26,137)	(58.4)	5,614	4.2
Interest income	32	1.0	722	1.6	7,805	5.8

(Loss) Income before income tax and share of income on equity method investments	(9,326)	(298.1)	(25,415)	(56.8)	13,419	10.0
Income tax expense	—		—	—	(92)	(0.1)

(Loss) Income before share of income on equity method investments	(9,326)	(298.1)	(25,415)	(56.8)	13,327	9.9
Share of income on equity method investments	—	—	—	—	370	0.3

Net (loss) income	(9,326)	(298.1)	(25,415)	(56.8)	13,697	10.2

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Net revenues

We started to generate revenues in the second half of 2013. We currently generate revenues primarily from membership subscription, mobile marketing services, mobile games, and other services. Membership subscription and other service revenues are presented net of surcharges and taxes. Mobile marketing services are presented net of agency rebates, surcharges and taxes. Mobile games revenues include revenues generated from mobile games developed by third-party game developers and from self-developed mobile game. Mobile games revenues generated by third-party game developers are presented net of revenue sharing with game developers, commission fees made to third-party application stores and other payment channels, surcharges and taxes. Mobile games revenues derived from self-developed game are recorded on a gross basis. Net revenues increased significantly from US$44.8 million in 2014 to US$134.0 million in 2015, primarily due to a significant increase in net revenues from membership subscription, mobile marketing services and mobile games. Net revenues increased significantly from US$3.1 million in 2013 to US$44.8 million in 2014, primarily due to a significant increase in net revenues from membership subscription and mobile games.

Membership subscription

Momo users can become members by paying monthly, quarterly, semi-annual or annual membership fees. Momo members are entitled to additional functionalities and privileges on our mobile application.

2015 compared to 2014. Our membership subscription revenues increased to US$58.5 million in 2015 from US$29.8 million in 2014, primarily driven by the increase in the number of our members and the increase in average revenue per paying user, due to the premium membership introduced in June 2015.

2014 compared to 2013. Our membership subscription revenues were US$29.8 million in 2014, compared to US$2.8 million in 2013, all of which were generated in the second half of 2013. The growth in membership subscription fees revenues was primarily driven by the significant increase in the number of our members since we started monetization. Our members increased from 0.6 million as of December 31, 2013 to 2.9 million as of December 31, 2014. The increase in the number of our members was in turn driven by the growth in our active user base and increased user engagement. Our MAUs increased from 33.7 million in December 2013 to 69.3 million in December 2014.

Mobile marketing services

We began to offer mobile marketing services in the third quarter of 2013. As of December 31, 2015, our mobile marketing services included brand-oriented display ads, in-feed marketing solutions powered by a proprietary self-serve advertising system, and advertising services provided through third-party partnerships.

2015 compared to 2014. Mobile marketing services revenues increased to US$38.9 million in 2015 from US$2.0 million in 2014, primarily due to improving efficiency of our proprietary in-feed marketing system launched in the second quarter of 2015, stronger demand for display banners from brand marketers and, to a lesser extent, increase in mobile marketing revenues from third-party strategic partnerships with Alibaba and 58.com.

2014 compared to 2013. Mobile marketing services revenues were US$2.0 million in 2014, compared to approximately US$12,000 in 2013. The growth in mobile marketing services revenues from 2013 to 2014 was primarily due to increased placement of display banners in our mobile application and the launch of our Dao Dian Tong service in the third quarter of 2014.

Mobile games

We began to generate mobile games revenues in the fourth quarter of 2013, when we introduced two games on our platform. As of December 31, 2015, we had three types of mobile game services, namely, non-exclusive licensed mobile game services, exclusive licensed mobile game services and self-developed mobile game services. For non-exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and we share user payments with such game developers. Game developers may offer their games on other platforms in addition to ours. For exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and our platform is the only one through which players can access such games. In addition to licensed mobile games, we also operate self-developed mobile games on our mobile game platform. As of December 31, 2015, we operated 22 non-exclusive licensed games, seven exclusive licensed games and one self-developed game. We expect the number of games operated on our platform to increase in the future. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

2015 compared to 2014. Our mobile games revenues increased to US$31.1 million in 2015 from US$11.2 million in 2014, primarily due to the launch of 22 new games in 2015 resulting in more paying users.

2014 compared to 2013. Our mobile games revenues were US$11.2 million in 2014, compared to US$92,000 in 2013. The growth in mobile games revenues was primarily due to the launch of 11 new games in 2014 resulting in more paying users.

Other services

Our other services include paid emoticons and our live music and entertainment broadcasting service.

2015 compared to 2014. Other services revenues were US$5.6 million in 2015, compared to US$1.8 million in 2014. The growth in other services revenues from 2014 to 2015 was primarily due to revenues from our live music and entertainment broadcasting services launched in the third quarter of 2015 and increase in revenues from the sale of paid emoticons.

2014 compared to 2013. Other services revenues, which comprised revenues from sales of paid emoticons, were US$1.8 million in 2014, compared to US$0.2 million in 2013. Our virtual store began to generate revenues from stylish and trendy emoticons for sale in the third quarter of 2013. The growth of our paid emoticon revenues was primarily attributable to the increase in our paying users, which was in turn driven by the size of our active user base.

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including bandwidth costs, commission fees, depreciation, SMS costs, labor costs and professional fees. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Commission fees are payments made to third-party application stores and other payment channels for distributing our membership subscription services, self-developed mobile games, paid emotions and our mobile marketing services. Users and customers can make payments for such services through third-party online and mobile phone payment channels. These third-party payment channels typically charge a handling fee for their services. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. SMS costs consist of fees that we pay to telecommunication carriers for text message services provided to our users for verification purpose. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Service fees mainly consist of service costs related to our live music and entertainment broadcasting services. We expect our cost of revenues to increase in the future as we continue to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
		(in US$ thousands, except for percentages)
Cost of revenues:
Bandwidth costs	1,265	43.2	6,425	40.7	8,064	26.6
Commission fees	339	11.6	4,202	26.7	7,348	24.2
Labor costs	412	14.1	1,395	8.9	4,848	16.0
Depreciation	387	13.2	1,748	11.1	4,637	15.3
SMS costs	445	15.2	1,493	9.5	2,007	6.6
Service fees	—	—	40	0.3	1,448	4.8
Other costs	79	2.7	459	2.8	1,960	6.5

Total cost of revenues	2,927	100.0	15,762	100.0	30,312	100.0

2015 compared to 2014. Our cost of revenues increased 92.3% from US$15.8 million in 2014 to US$30.3 million in 2015, primarily due to a US$3.5 million increase in labor costs resulting from an increase in the number of employees involved in the operation of our platform, a US$3.1 million increase in commission fees, which was driven by the growth of our revenues, a US$2.9 million increase in depreciation costs and a US$2.2 million in bandwidth costs and SMS costs, which were driven by strong traffic growth, and a US$1.4 million increase in the service costs related to our newly launched live music and entertainment broadcasting service.

2014 compared to 2013. Our cost of revenues was US$2.9 million and US$15.8 million in 2013 and 2014, respectively. The significant increase in cost of revenues was primarily due to our rapid business expansion. Prior to generating revenues in the third quarter of 2013, we recorded US$0.8 million of bandwidth costs and SMS costs in general and administrative expenses in the first half of 2013.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to further enhance our big data analytical capabilities and to develop new features and services for our platform.

2015 compared to 2014. Our research and development expenses increased by 151.1% from US$9.3 million in 2014 to US$23.3 million in 2015. This increase was primarily due to a US$13.2 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 213 as of December 31, 2014 to 319 as of December 31, 2015.

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

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness, attract new users and promote our new services.

2015 compared to 2014. Our sales and marketing expenses increased from US$35.5 million in 2014 to US$52.6 million in 2015, primarily due to a US$13.7 million increase in salaries and other benefits for our sales and marketing personnel. Our sales and marketing headcount increased from 148 as of December 31, 2014 to 274 as of December 31, 2015.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows and as we comply with our reporting obligations under U.S. securities laws as a public company.

2015 compared to 2014. Our general and administrative expenses increased from US$10.4 million in 2014 to US$22.9 million in 2015. This increase was primarily due to a US$7.7 million increase in salaries and other benefits including share-based compensation expenses for our general and administrative personnel, a US$1.6 million increase in professional fees for legal, auditing and other services and a US$1.4 million increase in expense of writing off prepayments to game developers due to termination of certain game licensing contracts.

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

Net (loss) income

2015 compared to 2014. Primarily as a result of the foregoing, we recorded net income of US$13.7 million in 2015, compared to net loss of US$25.4 million in 2014.

2014 compared to 2013. Primarily as a result of the foregoing, we recorded net loss of US$9.3 million in 2013 and US$25.4 million in 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. We principally derive our revenues from membership subscriptions, mobile marketing services, mobile games, and other services, including the use of paid emoticons and live music and entertainment broadcasting services.

Membership Subscription. Membership subscription is a service package that enables members to enjoy additional functions and privileges. The contract periods for the membership subscription are one month, one quarter, six months and one year. All membership subscription is non-refundable. We collect membership subscription in advance and record it as deferred revenue. Revenues are recognized ratably over the contract period for the membership subscription services.

Mobile Marketing. We provide advertising and marketing solutions to customers, enabling them to promote their brands and to conduct effective marketing activities through our mobile application.

(i) Display-based online advertising services

For display-based online advertising services such as banners and location-based advertising on mobile applications, we recognize revenue ratably over the period that the advertising service is provided commencing on the date the customer’s advertisement is displayed, or on the number of times that the advertisement has been displayed for advertising arrangements based on cost per thousand impressions.

(ii) Performance-based mobile marketing services

We enable advertising customers to place links on our mobile platform on a pay-for-effectiveness basis, which is referred as cost for performance model. We charge fees directly from advertising customers based on the effectiveness of advertising links, which is measured by active clicks. We estimate revenue based on our internal data, which are confirmed by the respective customers.

Our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates, if applicable.

Mobile Games. We publish licensed mobile games developed by third-party game developers and our self-developed mobile games to game players through our mobile application.

Licensed mobile games services

We generate revenue by offering mobile games services developed by third-party game developers. All of the licensed games can be accessed and played by game players directly through our mobile game platform. We primarily view the game developers to be our customers and consider our responsibility under our agreements with the game developers to be promotion of the game developers’ games. We generally collect payments from game players in connection with the sale of in-game virtual currencies and remit certain agreed-upon percentages of the proceeds to the game developers and records revenues net of remittances. Purchases of in-game currencies are not refundable after they have been sold unless there are unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenues generated by a game become consistently insignificant. We do not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game.

Licensed mobile game revenue recognition involves certain management judgments, such as determining who is the principal in providing game services to our players, estimating the consumption date of the in-game currencies and the period of player relationship. We concluded that licensed game developers are the principals based on the fact that the games are primarily hosted by the game developers and such developers are responsible for the maintenance of the games and determination of the prices of the virtual items used in the games. Our primary responsibility is to promote the games of the third-party developers, provide virtual currency exchange services, and offer customer support to resolve registration, log-in, virtual currency exchange and other related issues. Therefore, we report such revenues net of predetermined revenue-sharing with the game developers and commission fees made to third-party application stores and other payment channels.

(i) Non-exclusive licensed mobile games services

We enter into non-exclusive agreements with game developers and offer our mobile game platform for the mobile games developed by such game developers. We have determined that we have no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual games (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from one to six days after purchase of the in-game currencies.

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

(ii) Exclusive licensed mobile games services

We enter into exclusive agreements with game developers and provide our mobile game platform for the mobile games developed by such game developers. Under the exclusive agreements, players can access the games only through our platform. We have determined that we are obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. We believe that our performance for, and obligation to, the game developers correspond to the game developers’ services to the players. We do not have access to the data on the consumption details and the types of virtual items purchased by game players. Therefore, we cannot estimate the economic life of the virtual items. However, we maintain historical data of a particular player when the player makes a purchase and logs into the relevant games. We have adopted a policy to recognize revenues net of remittances to game developers and commission fees made to third-party application stores and other payment channels over the estimated period of player relationship on a game-by-game basis.

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

If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics in the market. As of December 31, 2015, we operated seven games under exclusive arrangements and the estimated period of the player relationship ranged from 20 to 75 days.

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

Self-developed mobile games

In February 2015, we launched the first self-developed game on our platform and started to generate revenues by in-game sales of virtual item. We have determined that we have an implied obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the average playing period of the paying players, and accordingly, we recognize the revenues ratably over the estimated period of player relationship starting from the point in time when the players purchase the virtual items and when all other revenue recognition criteria are met. The estimated period of player relationship of our only self-developed game is 56 days for the year ended December 31, 2015. We recognize revenue derived from our self-developed mobile games on a gross basis as we act as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Paid Emoticons. All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made and download completed by a user. The price of each emoticon is fixed and identifiable. The revenues are recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date when the emoticon is downloaded.

Revenue recognition from emoticons also involves certain management judgments. We performed the analysis to estimate the usage life of the emoticons based on the historical attrition pattern of the usage frequency per day from the launching date to December 31, 2015, weighted by the sales amount from each selected emoticon sample during such period. We reassess the estimated life periodically. Any adjustments arising from changes in the estimate would be applied prospectively to all existing emoticons which are not fully amortized on the basis that such changes are caused by new information indicating a change in the frequency of usage pattern.

Consolidation of Affiliated Entities

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through Beijing Momo and its subsidiaries.

Beijing Momo IT, our wholly-owned PRC subsidiary, holds the power to direct the activities of Beijing Momo and its subsidiaries that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of Beijing Momo and its subsidiaries through a series of contractual agreements with Beijing Momo and/or their nominee shareholders, including:

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

Accordingly, we are the primary beneficiary of Beijing Momo and have consolidated the financial results of Beijing Momo and its subsidiaries in our consolidated financial statements.

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

In determining the estimated fair value of our ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. These estimates are not necessary for determining the fair value of our ordinary shares after our ADSs began trading.

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

The following table sets forth certain information regarding the share options granted under our 2012 Plan and 2014 Plan to our employees and advisors at different dates in 2013, 2014 and 2015.

Grant Date	Category	No. of Options Grant	Exercise Price per Option		Weighted Average Fair Value per Option at the Grant Dates		Intrinsic Value per Option at the Grant Dates		Type of Valuation
October 10, 2013	Staff	8,580,000	US$	0.1404	US$	0.29	US$	0.26	Retrospective
October 10, 2013	Management	5,500,000	US$	0.1404	US$	0.30	US$	0.26	Retrospective
March 1, 2014	Management	4,048,660	US$	0.1404	US$	3.87	US$	3.86	Retrospective
March 1, 2014	Staff	444,866	US$	0.1404	US$	3.87	US$	3.86	Retrospective
March 1, 2014	Non-employee	100,000	US$	0.1404	US$	3.87	US$	3.86	Retrospective
October 29, 2014	Staff	2,583,500	US$	0.0002	US$	6.75	US$	6.75	Contemporaneous
October 29, 2014	Management	380,000	US$	0.0002	US$	6.75	US$	6.75	Contemporaneous
April 22, 2015	Staff	1,680,800	US$	0.0002	US$	5.60	US$	5.60	Contemporaneous
April 22, 2015	Management	1,294,597	US$	0.0002	US$	5.60	US$	5.60	Contemporaneous
May 4, 2015	Staff	2,752,000	US$	0.0002	US$	5.63	US$	5.63	Contemporaneous
August 13, 2015	Staff	476,000	US$	0.0002	US$	7.86	US$	7.86	Contemporaneous
October 15, 2015	Staff	1,535,525	US$	0.0002	US$	6.51	US$	6.51	Contemporaneous
November 13, 2015	Staff	93,000	US$	0.0002	US$	6.34	US$	6.34	Contemporaneous

We estimated the fair value of share options using the binomial tree or Black-Sholes option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	2013	2014	2015
Risk-free interest rate	3.09%	2.44%-3.25%	2.15%-2.19%
Contractual term (number of years)	10	10	10
Expected volatility	54.40%	53.70%-57.50%	55.30%-55.70%
Expected dividend yield	0.00%	0.00%	0.00%

The following table sets forth certain information regarding the restricted share units granted under our 2014 Plan to certain directors on December 11, 2014.

Grant Date	Category	No. of Restricted Share Units Grant	Weighted Average Fair Value per Restricted Share Units at the Grant Date		Type of Valuation
December 11, 2014	Management	40,001	US$	8.51	Contemporaneous

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

As of December 31, 2015, we have financed our operations primarily through the issuance of preferred shares in private placements and net cash provided by operating activities. As of December 31, 2013 and 2014 and 2015, we had US$55.4 million, US$451.0 million and US$169.5 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

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

As a result, our PRC subsidiary, consolidated affiliated entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2015, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$91.0 million. As of December 31, 2015, we held cash and cash equivalents of US$82.4 million in aggregate outside of the PRC and US$87.1 million in aggregate in the PRC, of which US$75.8 million was denominated in RMB and US$11.3 million was in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of US$11.3 million and RMB98.7 million (US$15.3 million), and our consolidated affiliated entity and its subsidiaries held cash and cash equivalents in the amount of RMB392.1 million (US$60.5 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, and to our consolidated affiliated entity and its subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiary and consolidated affiliated entity and its subsidiaries, or to make additional capital contributions to our PRC subsidiary.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary and consolidated affiliated entity when needed. Notwithstanding the foregoing, our PRC subsidiary may use its own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiary to our consolidated affiliated entity or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$1.0 million, US$2.6 million and US$6.5 million in 2013, 2014 and 2015, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in US$ thousands)
Net cash (used in) provided by operating activities	(5,135)	(5,933)	57,252
Net cash used in investing activities	(3,181)	(9,549)	(333,380)
Net cash provided by (used in) financing activities	45,000	412,256	(2,233)
Effect of exchange rate changes on cash and cash equivalents	151	(1,180)	(3,138)

Net increase in (decrease by) cash and cash equivalents	36,835	395,594	(281,499)
Cash and cash equivalents at beginning of period	18,539	55,374	450,968

Cash and cash equivalents at end of period	55,374	450,968	169,469

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

Operating Activities

Net cash provided by operating activities amounted to US$57.3 million in 2015, which was primarily attributable to a net income of US$13.7 million, adjusted for non-cash items of US$23.7 million and an increase of US$19.9 million in working capital. The non-cash items primarily included US$17.4 million in share-based compensation expenses and US$6.6 million in depreciation on property and equipment. The increase in working capital was primarily attributable to an increase in accrued expenses and other current liabilities of US$20.7 million, an increase in deferred revenue of US$13.0 million, an increase in accounts payable of US$5.3 million and an increase in other non-current liabilities of US$1.8 million, which was partially offset by an increase in prepaid expenses and other current assets of US$11.2 million, an increase in accounts receivable of US$8.5 million and an increase in amount due from related parties of US$1.2 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payable to employees for exercise of stock options, (ii) an increase in payroll and welfare payable due to increased headcount and increased salaries, and (iii) an increase in marketing promotional fees payable. The increase in deferred revenue was mainly attributable to the increase of our members and membership subscription fees that our members paid in advance, as well as the increase in mobile games revenues and mobile marketing revenues paid in advance. The increase in accounts payable was mainly attributable to the increase in revenue-sharing payable to game developers. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in interest receivable, (ii) an increase in advance payment made to third-party game developers, (iii) an increase in VAT resulting primarily from the purchase of property and equipment as well as advertising activities; and (iv) an increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and services.

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

Investing Activities

Net cash used in investing activities amounted to US$333.4 million in 2015, which was primarily attributable to purchase of term deposits, purchase of servers, computers and other equipments, and payment and prepayment of long term equity investments.

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

Financing Activities

Net cash used in financing activities amounted to US$2.2 million in 2015, which was primarily attributable to payment of our costs incurred in connection with our initial public offering.

Net cash provided by financing activities amounted to US$412.3 million in 2014, which was primarily attributable to proceeds from our issuance of preferred shares to investors and proceeds from our initial public offering.

Net cash provided by financing activities amounted to US$45.0 million in 2013, which was attributable to proceeds from our issuance of preferred shares to investors.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$91.0 million as of December 31, 2015.

Capital Expenditures

Our capital expenditures amounted to US$3.2 million, US$8.7 million and US$13.5 million in 2013, 2014 and 2015, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for over 40% of our employees as of December 31, 2015. Most of our engineers and developers are based in our headquarters in Beijing.

In the three years ended December 31, 2013, 2014 and 2015, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$3.5 million, US$9.3 million and US$23.3 million. For the year ended December 31, 2015, our research and development expenditures represented 17.4% of our total revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$0.9 million, US$3.0 million and US$3.7 million during the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, future minimum commitments under non-cancelable agreements were as follows:

	Total	2016	2017	2018	2019 and thereafter
	(in US$ thousands)
Operating lease	2,047	1,605	416	26	—

We were also obligated to subscribe US$2.7 million for partnership interest of the equity-method investees under various arrangements as of December 31, 2015.

Other than the operating lease and investment commitments shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2015.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	37	Chairman and Chief Executive Officer
Yong Li	41	Independent Director
Sichuan Zhang	32	Director and President of U.S. Operations
David Ying Zhang	42	Director
Joseph C. Tsai	52	Director
Neil Nanpeng Shen	48	Independent Director
Feng Yu	52	Independent Director
Benson Bing Chung Tam	52	Independent Director
Dave Daqing Qi	52	Independent Director
Xiaoliang Lei	32	Co-president
Jingping Zhang	41	Co-president
Zhiwei Li	30	Chief Technology Officer
Jonathan Xiaosong Zhang	52	Chief Financial Officer
Li Wang	32	Chief Operating Officer

Mr. Yan Tang is our co-founder and has served as our director and chief executive officer since our inception in July 2011. Mr. Tang was appointed to be the chairman of our board of directors in November 2014. Prior to founding our company, from 2003 to 2011, Mr. Tang worked at NetEase, Inc. (NASDAQ: NTES), or NetEase, initially as editor and later editor-in-chief. Mr. Tang was named by Fortune Magazine as one of its “40 Under 40,” a list of the most powerful, influential and important business elites under the age of 40, in October 2014. Mr. Tang received his bachelor of science degree from Chengdu University of Technology in China in 2000.

Mr. Yong Li is our co-founder and has been our director since April 2012 and our independent director since December 2015. Mr. Li founded Fenbi Inc. (Cayman), a provider of online education services, in May 2011, in which he now serves as a board director and chief executive officer. In April 2012, he founded Beijing Jingguanyu Technology Co., Ltd., a software service company, and has been its chief executive officer since then. From May 2005 to May 2010, Mr. Li was the editor-in-chief and vice president at NetEase, and then the vice president at NetEase and president of NetEase career portal business unit. Between February 2001 and May 2005, Mr. Li served as an executive editor, executive editor-in-chief and then general manager of Global Entrepreneur, a Chinese magazine. Mr. Li is also a director of two privately held companies. Mr. Li received his MBA degree from Peking University in 2004 and bachelor’s degree in law from Renmin University in China in 1996.

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

Mr. David Ying Zhang has been our director since April 2012. Mr. Zhang is a founding managing partner of Matrix Partners China, where he oversees all of the venture capital investment firm’s operations. Mr. Zhang is currently also a director of Cheetah Mobile Inc. (NYSE: CMCM). In 2002, Mr. Zhang established and has since expanded WI Harper Group’s Beijing operations and co-managed its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received master of science degree in biotechnology and business from Northwestern University in 1999 and bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.

Mr. Joseph C. Tsai has been our director since February 2016. Mr. Tsai joined Alibaba Group in 1999 as a member of its founding team and has served as Alibaba Group’s executive vice chairman since May 2013. He has been a non-executive director of Alibaba Health Information Technology Limited since September 2015. Mr. Tsai previously served as Alibaba Group’s chief financial officer and has been a member of Alibaba Group’s board of directors since its formation. From 1995 to 1999, Mr. Tsai worked in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, Mr. Tsai was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Mr. Tsai was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Mr. Tsai serves on the boards of directors of several of Alibaba Group’s investee companies. Mr. Tsai is qualified to practice law in the State of New York. He received his bachelor’s degree in economics and East Asian studies from Yale College and a juris doctor degree from Yale Law School.

Mr. Neil Nanpeng Shen has been our director since May 2014 and our independent director since December 2015. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen is a co-founder and director of Ctrip.com International, Ltd. (NASDAQ: CTRP), or Ctrip, a leading online travel services provider in China. Mr. Shen served as the chief financial officer of Ctrip from 2000 to October 2005 and as president from August 2003 to October 2005. Mr. Shen also co-founded Home Inns & Hotels Management Inc. (NASDAQ: HMIN), or Home Inns, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is the co-chairman of Home Inns, a non-executive director of E-House (China) Holdings Limited (NYSE: EJ), and a director of Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) and Noah Holdings Limited (NYSE: NOAH). Mr. Shen received his master’s degree from the Yale University in 1992 and his bachelor’s degree from Shanghai Jiao Tong University in 1988.

Mr. Feng Yu has been our director since May 2014 and our independent director since December 2015. Mr. Yu is the co-founder and chairman of Yunfeng Capital, a private equity fund established in 2010. Between 2006 and 2008, Mr. Yu was the co-chairman and president of Focus Media Holding Limited, which was previously listed on NASDAQ. Prior to that, in 2003, Mr. Yu founded Shanghai Target Media Co., Ltd., which operated out-of-home television advertising network, and served as its chief executive officer. Mr. Yu currently is also a director of Huayi Brothers Media Group, a company listed on the Shenzhen Stock Exchange (Stock Code: 300027) and Media Asia Group Holdings Limited, a company listed on the Hong Kong Stock Exchange (Stock Code: 8075). Mr. Yu is also an independent director of ZhongAn Online P&C Insurance Co., Ltd. and Beijing Vantone Real Estate Co., Ltd. listed on the Shenzhen Stock Exchange (Stock Code: 600246). Mr. Yu received an EMBA degree from China Europe International Business School in 2001, master’s degree in philosophy from Fudan University in 1991 and a bachelor’s degree in philosophy from the same university in 1986.

Mr. Benson Bing Chung Tam has served as our independent director since December 2014. Mr. Tam is a chartered accountant. He is the founder and chairman of Venturous Group, a global CEO network based in Beijing. From 2002 to February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures). Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A corporate finance at S.G. Warburg from 1989 to 1992. Mr. Tam is currently a director of certain privately held companies. Mr. Tam received his master’s degree in computer science from Oxford University in 1986 and his bachelor’s degree in civil engineering from Imperial College of London University in 1984.

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (NASDAQ: SOHU), iKang Healthcare Group (NASDAQ: KANG), Jutal Offshore Oil Services Limited (HKEx: 3303), Wanda Commercial Properties (Group) Co., Limited (HKEx: 0169) and Reorient Group Limited (HKEx: 0376). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively. Dr. Qi is currently a member of the American Accounting Association.

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

Mr. Jonathan Xiaosong Zhang has served as our chief financial officer since May 2014. From July 2010 to April 2014, Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited, and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as the chief financial officer of several companies, including BJB Career Education Company Limited from June 2009 to June 2010, and Vimicro International Corporation (NASDAQ: VIMC) from September 2004 to January 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang is also an independent director, the chairman of audit committee, and a member of the compensation committee and the nominating and corporate governance committee of Tarena International Inc. (NASDAQ: TEDU). Mr. Zhang received his master’s degree in accountancy from the University of Illinois in 1994, his master’s degree in meteorology from Saint Louis University in 1992, and his bachelor’s degree in meteorology from Peking University in 1986. Mr. Zhang is a Certified Public Accountant in the State of California.

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

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately US$2.6 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2016, options to purchase 30,787,026 Class A ordinary shares had been granted under the 2012 Plan, of which options to purchase an aggregate of 23,013,154 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As of March 31, 2016, we have granted options to purchase 10,417,782 Class A ordinary shares and 40,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 9,819,232 Class A ordinary shares remained outstanding and all restricted share units had vested. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2016, the outstanding options under the 2012 Plan and 2014 Plan to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	4,500,000	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
Sichuan Zhang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
Jingping Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
Zhiwei Li	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
Jonathan Xiaosong Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
Li Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
Other individuals as a group	4,174,116	0.0327	November 1, 2012	October 31, 2022
	1,906,496	0.1404	October 10, 2013	October 9, 2023
	262,434	0.1404	March 1, 2014	February 28, 2024
	1,741,448	0.0002	October 29, 2014	October 28, 2024
	1,532,500	0.0002	April 22, 2015	April 21, 2025
	2,502,000	0.0002	May 4, 2015	May 3, 2025
	432,000	0.0002	August 13, 2015	August 12, 2025
	1,379,275	0.0002	October 15, 2015	October 14, 2025
	93,000	0.0002	November 13, 2015	November 12, 2025

Total	32,832,386

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

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

In 2015, Momo BVI granted options to purchase a total of 5,550,000 and 5,000,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly owned subsidiary incorporated in Delaware, respectively, with exercise prices ranging from US$0.10 to US$0.11 per share for the awards granted to the employees and $0.11 per share for the award granted to the executive. Of such awards, options to purchase an aggregate of 9,600,000 shares remained outstanding as of March 31, 2016.

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

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his or her interest at a meeting of the directors. Subject to applicable NASDAQ Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Benson Bing Chung Tam, Dr. Dave Daqing Qi and Yong Li. Mr. Tam is the chairman of our audit committee. We have determined that each member satisfies the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act, and that each of Mr. Tam and Dr. Qi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Yong Li, Benson Bing Chung Tam and Dr. Dave Daqing Qi. Mr. Li is the chairman of our compensation committee. We have determined that each member satisfies the “independence” requirements of the NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yong Li, Benson Bing Chung Tam and Dr. Dave Daqing Qi. Mr. Li is the chairperson of our nominating and corporate governance committee. We have determined that each member satisfies the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.	Employees

We had 209, 456 and 779 employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 779 employees, including 627 employees in Beijing, 88 employees in Chengdu, 55 employees in Shanghai and nine employees in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2015.

As of December 31, 2015
Function:
Operations	108
Service development	319
General administration and human resources	78
Sales, customer service and marketing	274

Total	779

In addition to our full-time employees, we used 196 contract workers dispatched to us by staffing agencies as of December 31, 2015. These contract workers are primarily responsible for content management and monitoring and for customer service.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2016 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on a total of 384,253,289 outstanding ordinary shares of our company as of the date of March 31, 2016, comprising (i) 287,366,919 Class A ordinary shares, excluding the 10,002,822 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 96,886,370 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares
Directors and executive officers**:			%(1)	%(2)
Yan Tang(3)	*	96,886,370	25.9	77.2
Yong Li(4)	14,846,899	—	3.9	1.2
Sichuan Zhang(5)	*	96,886,370	25.9	77.2
David Ying Zhang(6)	66,377,147	—	17.3	5.3
Joseph C. Tsai(7)	—	—	—	—
Neil Nanpeng Shen(8)	18,570,966	—	4.8	1.5
Feng Yu(9)	18,570,966	—	4.8	1.5
Benson Bing Chung Tam(10)	*	—	*	*
Dave Daqing Qi(11)	*	—	*	*
Xiaoliang Lei(12)	9,960,127	—	2.6	*
Jingping Zhang(13)	*	—	*	*
Zhiwei Li(14)	8,401,037	—	2.2	*
Jonathan Xiaosong Zhang(15)	*	—	*	*
Li Wang(16)	*	—	*	*
All directors and executive officers as a group	144,817,949	96,886,370	61.4	88.0

Principal Shareholders:
Gallant Future Holdings Limited(17)	—	96,886,370	25.2	77.1
Alibaba Investment Limited(18)	77,749,140	—	20.2	6.2
Matrix Partners China II Hong Kong Limited(19)	65,970,897	—	17.2	5.3

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Except for Messrs. David Ying Zhang, Joseph C. Tsai, Neil Nanpeng Shen, Feng Yu, Mr. Benson Bing Chung Tam and Mr. Dave Daqing Qi, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 384,253,289 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2016. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
(3)	Includes (i) 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans, and (iii) Class A ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by Ms. Zhang under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang.

(4)	Represents 14,846,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li.
(5)	Includes (i) 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) Class A ordinary shares that Mr. Yan Tang, the husband of Ms. Zhang, is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans, and (iii) Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Ms. Zhang’s husband, Mr. Yan Tang.
(6)	Represents (i) 52,770,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited and (ii) 13,200,000 Class A ordinary shares represented by ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 1 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on April 6, 2016, and (iii) Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.
(7)	The business address of Mr. Tsai is 26/F, Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(8)	Represents, as reported on the Amendment No. 1 to Schedule 13D jointly filed by the Sequoia Funds (as defined below) on April 7, 2016: (i) 2,063,441 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., a Cayman Islands exempted company, (ii) 11,348,923 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd., a Cayman Islands exempted company, and (iii) 5,158,602 Class A ordinary shares held by SC China Growth III Co-Investment 2014-A, L.P., a Cayman Islands exempted limited partnership. SCC Growth I Holdco A, Ltd., Sequoia Capital China GF Holdco III-A, Ltd. and SC China Growth III Co-Investment 2014-A, L.P. are herein collectively referred to as the Sequoia Funds. The shareholders of SCC Growth I Holdco A, Ltd. are Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “GF I Funds”). The general partner of each of the GF I Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. The general partner of SC China Growth III Co-Investment 2014-A, L.P. is SC China Growth III Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Shen. As a result, Mr. Shen may be deemed to share voting and investment power with respect to the shares held by the Sequoia Funds. The business address of Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road Chaoyang District, Beijing 100027, China.
(9)	Represents 18,570,966 Class A ordinary shares held by Rich Moon Limited. Rich Moon Limited is 77.8% owned by Yunfeng Fund II, L.P., or YF Fund II, and 22.2% owned by Yunfeng Moon Co-invest, L.P., or YF Moon. The general partner of YF Fund II is Yunfeng Investment II, L.P. and the general partner of YF Moon is Yunfeng Moon Co-Invest GP, Ltd. Both general partners are in turn managed by their general partner, Yunfeng Investment GP II, Ltd. Mr. Yu has the sole power to direct the voting and disposition of shares of our company directly or indirectly held by Yunfeng Investment GP II, Ltd. The business address of Mr. Yu is Room 3501, 35/F, 1010 Huaihaizhong Road, Shanghai, People’s Republic of China.
(10)	The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.
(11)	The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(12)	Represents (i) Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans, and (ii) 9,587,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei.
(13)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans.
(14)	Represents (i) Class A ordinary shares that Mr. Li is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans, and (ii) 8,028,026 Class A ordinary shares held by Fast Prosperous Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li.
(15)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans.
(16)	Represents Class A ordinary shares that Mr. Wang has the right to acquire within 60 days from March 31, 2016 upon exercise of share options held by him under our share incentive plans.
(17)	Represents 96,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.
(18)	Represents 77,749,140 Class A ordinary shares, including 1,480,000 Class A ordinary shares in the form of ADSs, held by Alibaba Investment Limited, as reported on the Schedule 13D jointly filed by Alibaba Investment Limited and Alibaba Group Holding Limited on April 7, 2016. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2016. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited, which is listed on the New York Stock Exchange. The registered address of Alibaba Investment Limited is Trident Chambers, P.O. Box 146 Road Town, Tortola, British Virgin Islands.
(19)	Represents (i) 52,770,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited and (ii) 13,200,000 Class A ordinary shares represented by ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 1 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on April 6, 2016. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2016. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. Mr. Zhang, Mr. Barrows, Mr. Su and Mr. Shao share power to direct the voting and disposition of shares of our company directly or indirectly held by Matrix China II GP GP, Ltd. The registered address of Matrix Partners China II Hong Kong Limited is Suite 3701, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

To our knowledge, on the same basis of calculation as above, approximately 25.7% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 98,725,728 Class A ordinary shares represented by 49,362,864 ADSs, including 10,002,822 Class A ordinary shares underlying 5,001,411 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Pursuant to the third amended and restated shareholders’ agreement dated May 15, 2014 executed in connection with the private placement of our Series D preferred shares, each of our founders including Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li agreed to subject the ordinary shares respectively held by their 100% beneficially owned BVI companies, Gallant Future Holdings Limited, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, to our repurchase rights upon termination of employment of the founders with us. The shares subject to our repurchase rights include 96,886,370 ordinary shares held by Gallant Future Holdings Limited, 16,846,899 ordinary shares held by Joyous Harvest Holdings Limited, 9,587,116 ordinary shares held by First Optimal Holdings Limited and 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited. If a founder terminates his employment or consulting relationship with us before April 17, 2015, we are entitled to repurchase 50% of the shares beneficially owned by such founder through the BVI holding company at a price of US$0.0001 per share or the lowest price permitted under applicable laws. If the termination takes place after April 17, 2015 but before April 17, 2016, we are entitled to repurchase 25% of such shares on the same terms. Our repurchase rights over the ordinary shares held by Joyous Harvest Holdings Limited has terminated upon the completion of our initial public offering in December 2014. Upon completion of our initial public offering, the 96,886,370 ordinary shares held by Gallant Future Holdings Limited were redesignated as Class B ordinary shares, while the 9,587,116 ordinary shares held by First Optimal Holdings Limited and the 8,028,026 ordinary shares held by Fast Prosperous Holdings Limited were redesignated as Class A ordinary shares.

Transactions with Affiliates of Certain Major Shareholder

In 2015, we provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd. and purchased cloud computing services from Alibaba Cloud Computing Ltd. For the year ended December 31, 2015, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd. was US$6.0 million, and the total amount of service fees to Alibaba Cloud Computing Ltd. was US$0.3 million. Hangzhou Alimama Technology Co., Ltd. and Alibaba Cloud Computing Ltd. are affiliates of Alibaba Investment Limited.

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

Legal Proceedings

Other than a civil complaint in China, we are currently not a party to any material legal or administrative proceedings. On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we operated and currently operate, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totalling approximately RMB10 million (US$1.5 million). Previously, on December 25, 2014, in the Beijing Intellectual Property Court located in Beijing, China, in which the plaintiff claimed that our use of the Chinese characters “ ” in marketing our brand infringed upon the trademark of the plaintiff, and demanded that we cease using the Chinese characters and pay for the plaintiff’s litigation-related costs in the amount of RMB11 million (US$1.8 million). The plaintiff withdrew the complaint in October 2015. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that it is able to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

We are a holding company registered by way of continuation into the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “—Regulation—Regulations Relating to Taxation.”

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	17.50	10.82
2015	19.89	9.50

Quarterly Highs and Lows
Fourth Quarter 2014	17.50	10.82
First Quarter 2015	13.63	9.70
Second Quarter 2015	19.89	9.50
Third Quarter 2015	17.00	10.55
Fourth Quarter 2015	16.59	12.16
First Quarter 2016	16.07	6.72

Monthly Highs and Lows
October 2015	13.64	12.36
November 2015	14.42	12.16
December 2015	16.59	13.57
January 2016	16.07	11.55
February 2016	12.45	6.72
March 2016	14.72	11.09
April 2016 (through April 22, 2016)	16.74	10.57

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since December 11, 2014 under the symbol “MOMO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2015 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future.

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

We previously filed with the SEC our registration statement on Form F-1, as amended, and the related prospectus under the Securities Act of 1933, with respect to our Class A ordinary shares. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$32 thousand, US$722 thousand and US$7.8 million for the years ended December 31, 2013, 2014 and 2015, respectively. We had cash and cash equivalents of US$169.5 million as of December 31, 2015. Assuming such amount of cash and cash equivalents were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$1.7 million. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our net revenues, as denominated in RMB, was RMB843.1 million in 2015. Assuming that we convert the full amount of our net revenues in 2015 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.2925 to US$1.00, which was the average RMB to U.S. dollars exchange rate in 2015, to a rate of RMB6.9217 to US$1.00, will result in a decrease of US$12.2 million in our net revenues in 2015. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.2925 to US$1.00 to a rate of RMB5.6632 to US$1.00, will result in an increase of US$14.9 million in our net revenues in 2015.

Our net income, as denominated in RMB, was RMB189.4 million in 2015. Assuming that we convert the full amount of our net income in 2015 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.2925 to US$1.00 to a rate of RMB6.9217 to US$1.00, will result in a decrease of US$2.7 million in our net income in 2015. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.2925 to US$1.00 to a rate of RMB5.6632 to US$1.00, will result in an increase of US$3.4 million in our net income in 2015.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We did not receive any fee or other direct and indirect payment from the depositary for the year ended December 31, 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering of 18,400,000 ADSs representing 36,800,000 of our Class A ordinary shares, including 2,400,000 ADSs representing 4,800,000 Class A ordinary shares sold pursuant to the full exercise of over-allotment option by the underwriters, at an initial offering price of US$13.50 per ADS, which was completed in December 2014.

After deducting the total expenses of approximately US$17.4 million and other expenses of approximately US$4.4 million, we received net proceeds of approximately US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2015, we had used an insignificant amount of net proceeds received from the initial public offering because the net cash provided by our operations was sufficient to cover our capital needs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2015.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Mr. Benson Bing Chung Tam and Dr. Dave Daqing Qi, independent directors (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

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

	2014		2015
Audit fees(1)	US$	735,000	US$	800,000
Audit-related fees(2)	US$	—	US$	—
Tax fees(3)	US$	226,000	US$	44,157

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.
(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2015. We may, however, hold annual shareholders meetings in the future.

Other than the annual meeting practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Momo Inc., its subsidiaries and its consolidated affiliated entity and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 filed with the SEC on January 30, 2015)

4.1	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Series C preferred share purchase agreement by and among the Registrant, Matrix Partners China II Hong Kong Limited, Gothic Partners, L.P., PJF Acorn I Trust, Gansett Partners, L.L.C, PH momo investment Ltd., Tenzing Holding 2011 Ltd., Alibaba Investment Limited and DST Team Fund Limited, as investors, and other parties thereto, dated October 8, 2013 (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Series D preferred share purchase agreement by and among the Registrant, SCC Growth I Holdco A, Ltd. (formerly known as Sequoia Capital China Investment Holdco II Ltd.), Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	English translation of business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.9	English translation of exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	English translation of exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	English translation of exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.12	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.15	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.16	Subscription agreement by and between the Registrant and 58.com Inc., dated November 28, 2014 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.17	Subscription agreement by and between the Registrant and Alibaba Investment Limited, dated November 28, 2014 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name: Yan Tang
Title: Chairman and Chief Executive Officer

Date: April 25, 2016

MOMO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF MOMO INC.

We have audited the accompanying consolidated balance sheets of Momo Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2014 and 2015 and the related consolidated statements of operations, comprehensive (loss) income, changes in (deficit) equity and cash flows for the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2016

MOMO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31,
	2014	2015
Assets
Current assets
Cash and cash equivalents	$450,968	$169,469
Term deposits	—	300,000
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and 2015, respectively	7,038	14,896
Amount due from related parties	—	1,175
Prepaid expenses and other current assets	8,009	18,297

Total current assets	466,015	503,837
Property and equipment, net	9,936	16,259
Rental deposits	793	743
Long term investments	1,760	19,318
Other non-current assets	—	2,000

Total assets	478,504	542,157

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $3,728 and $9,040 as of December 31, 2014 and 2015, respectively)	5,900	10,445
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $16,348 and $28,274 as of December 31, 2014 and 2015, respectively)	16,348	28,274
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $1,100 and $1,954 as of December 31, 2014 and 2015, respectively)	9,415	26,694
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2014 and 2015, respectively)	6,450	6,532

Total current liabilities	38,113	71,945
Other non-current liabilities	—	1,826

Total liabilities	38,113	73,771

Commitments and contingencies (Note14)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2014 and 2015 respectively; 280,869,740 and 286,865,033 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	30	31
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2014 and 2015, respectively; 96,886,370 and 96,886,370 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	10	10
Treasury stock	(64,494)	(64,494)
Additional paid-in capital	613,678	631,474
Accumulated deficit	(107,806)	(94,109)
Accumulated other comprehensive loss	(1,027)	(4,526)

Total equity	440,391	468,386

Total liabilities and equity	$478,504	$542,157

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2013	2014	2015
Net revenues	$3,129	$44,755	$133,988
Cost and expenses:
Cost of revenues (including share-based compensation of $34, $155 and $915 in 2013, 2014 and 2015, respectively)	(2,927)	(15,762)	(30,312)
Research and development (including share-based compensation of $269, $674 and $3,502 in 2013, 2014 and 2015, respectively)	(3,532)	(9,264)	(23,265)
Sales and marketing (including share-based compensation of $128, $736 and $3,780 in 2013, 2014 and 2015, respectively)	(3,018)	(35,538)	(52,631)
General and administrative (including share-based compensation of $532, $5,073 and $9,185 in 2013, 2014 and 2015, respectively)	(3,010)	(10,354)	(22,879)

Total cost and expenses	(12,487)	(70,918)	(129,087)

Other operating income	—	26	713

(Loss) Income from operations	(9,358)	(26,137)	5,614
Interest income	32	722	7,805

(Loss) Income before income tax and share of income on equity method investments	(9,326)	(25,415)	13,419
Income tax expense	—	—	(92)

(Loss) Income before share of income on equity method investments	(9,326)	(25,415)	13,327
Share of income on equity method investments	—	—	370

Net (loss) income attributable to Momo Inc.	(9,326)	(25,415)	13,697
Deemed dividend to preferred shareholders	(8,120)	(57,663)	—

Net (loss) income attributable to ordinary shareholders	$(17,446)	$(83,078)	13,697

Net (loss) income per share attributable to ordinary shareholders
Basic	$(0.26)	$(0.97)	$0.04
Diluted	$(0.26)	$(0.97)	$0.03

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	67,190,411	85,293,775	342,646,282
Diluted	67,190,411	85,293,775	401,396,548

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2013	2014	2015
Net (loss) income attributable to Momo Inc.	$(9,326)	$(25,415)	$13,697
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	181	(1,185)	(3,499)

Comprehensive (loss) income attributable to Momo Inc.	$(9,145)	$(26,600)	$10,198

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In thousands of U.S. dollars, except share and share related data)

			Additional				Accumulated other	Total
	Ordinary shares		paid-in	Treasury	Subscription	Accumulated	comprehensive	shareholders’
	Shares	Amount	capital	stock	receivable	deficit	income (loss)	(deficit) equity
Balance as of January 1, 2013	147,000,000	15	747	—	(15)	(7,282)	(23)	(6,558)
Net loss	—	—	—	—	—	(9,326)	—	(9,326)
Share-based compensation	—	—	963	—	—	—	—	963
Deemed dividend to preferred shareholders	—	—	—	—	—	(8,120)	—	(8,120)
Foreign currency translation adjustment	—	—	—	—	—	—	181	181

Balance as of December 31, 2013	147,000,000	15	1,710	—	(15)	(24,728)	158	(22,860)
Net loss	—	—	—	—	—	(25,415)	—	(25,415)
Share-based compensation	—	—	6,638	—	—	—	—	6,638
Repurchase of ordinary shares	(15,651,589)	—	—	(64,494)	—	—	—	(64,494)
Issuance of ordinary shares upon Initial public offering (“IPO”), net of offering costs of $4,361	45,688,888	5	286,646	—	—	—	—	286,651
Conversion of participating convertible redeemable preferred shares to ordinary shares	200,718,811	20	318,684	—	—	—	—	318,704
Deemed dividend to preferred shareholders	—	—	—	—	—	(57,663)	—	(57,663)
Subscription Receivable	—	—	—	—	15	—	—	15
Foreign currency translation adjustment	—	—	—	—	—	—	(1,185)	(1,185)

Balance as of December 31, 2014	377,756,110	$40	$613,678	$(64,494)	$—	$(107,806)	$(1,027)	$440,391
Net income	—	—	—	—	—	13,697	—	13,697
Share-based compensation	—	—	17,382	—	—	—	—	17,382
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,995,293	1	414	—	—	—	—	415
Foreign currency translation adjustment	—	—		—	—	—	(3,499)	(3,499)

Balance as of December 31, 2015	383,751,403	$41	$631,474	$(64,494)	$—	$(94,109)	$(4,526)	$468,386

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2013	2014	2015
Cash flows from operating activities
Net (loss) income	$(9,326)	$(25,415)	$13,697
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation of property and equipment	842	2,805	6,646
Share-based compensation	963	6,638	17,382
Share of income on equity method investments	—	—	(370)
Loss on disposal of property and equipment	—	64	5
Changes in operating assets and liabilities
Accounts receivable	(1,906)	(5,205)	(8,538)
Prepaid expenses and other current assets	(846)	(7,489)	(11,247)
Amount due from related parties	(198)	198	(1,218)
Rental deposits	—	(797)	38
Accounts payable	338	4,494	5,274
Deferred revenue	3,657	12,825	12,996
Accrued expenses and other current liabilities	1,341	5,949	20,671
Amount due to related parties	—	—	88
Other non-current liabilities	—	—	1,828

Net cash (used in) provided by operating activities	(5,135)	(5,933)	57,252

Cash flows from investing activities
Purchase of property and equipment	(3,181)	(8,740)	(13,521)
Payment for long term investments	—	(809)	(17,859)
Prepayment for long term investments	—	—	(2,000)
Purchase of term deposits	—	—	(450,000)
Cash received on maturity of term deposits	—	—	150,000

Net cash used in investing activities	(3,181)	(9,549)	(333,380)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable participating preferred shares	45,000	211,750	—
Repurchase of convertible redeemable participating preferred shares	—	(30,750)	—
Proceeds from issuance of ordinary shares	—	291,012	—
Payment for IPO costs	—	(1,727)	(2,634)
Capital contribution from shareholders	—	15	—
Repurchase of ordinary shares	—	(58,044)	—
Proceeds from exercise of share options	—	—	401

Net cash provided by (used in) financing activities	45,000	412,256	(2,233)

Effect of exchange rate on cash and cash equivalents	151	(1,180)	(3,138)

Net increase (decrease) in cash and cash equivalents	36,835	395,594	(281,499)
Cash and cash equivalents at the beginning of year	18,539	55,374	450,968

Cash and cash equivalents at the end of year	$55,374	$450,968	$169,469

Non-cash investing and financing activities
Payable for purchase of property and equipment	—	1,105	765
Payable for deferred IPO cost	—	2,634	—
Payable for repurchase of ordinary shares	—	6,450	6,450

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Inc. (the “Company”, formerly known as Momo Technology Company Limited) is the holding company for a group of companies, which is incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its operation in July 2011. The Group started its monetization by introducing fee based membership subscription services and emoticons in the third quarter of 2013 as well as by offering the platform for mobile games and mobile marketing services in the fourth quarter of 2013.

As of December 31, 2015, details of the Company’s subsidiaries, VIE and VIE’s subsidiaries are as follows:

			Percentage
	Date of	Place of	of economic
	incorporation	incorporation	ownership
Subsidiaries
Momo Technology HK Company Limited (“Momo HK”)	December 5, 2011	Hong Kong	100%
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)	March 9, 2012	PRC	100%
Momo Technology Overseas Holding Company Limited (“Momo BVI”)	March 5, 2014	BVI	100%
Momo Information Technologies Corp. (“Momo US”)	March 7, 2014	US	100%
VIE
Beijing Momo Technology Co., Ltd. (“Beijing Momo”)	July 7, 2011	PRC	N/A	*
VIE’s subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”)	May 9, 2013	PRC	N/A	*
Shanghai Momo Technology Co., Ltd. (“Shanghai Momo”)	January 19, 2015	PRC	N/A	*
Chengdu Biyou Technology Co., Ltd. (“Chengdu Biyou”)	October 16, 2015	PRC	N/A	*

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

The Company was established on November 23, 2011 with share capital of $15, which was 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li, (Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li are collectively referred to as “Founders”) as a vehicle for the group reorganization.

The Group commenced its business in China in July 2011 through Beijing Momo which has subsequently become the Group’s VIE through the contractual arrangements described below in “the VIE arrangements”.

Beijing Momo was established by the Founders in Beijing, the People’s Republic of China (“PRC”), as a limited liability company on July 7, 2011, which was 65% owned by Mr. Yan Tang, 20% owned by Mr. Yong Li, 8% owned by Mr. Xiaoliang Lei, and 7% owned by Mr. Zhiwei Li. Beijing Momo and its subsidiaries principally engaged in the provision of substantially all of the Group’s services in the PRC.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Company entered into group reorganization by way of entering into a series of contractual arrangements between its WFOE, VIE and the Company on April 18, 2012. Immediately after the reorganization, the Founders controlled the Company, WFOE and Beijing Momo; therefore, the reorganization was accounted for as a transaction among entities under common control. Accordingly, the accompanying audited consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to Beijing Momo for all periods presented.

In December 2014, the Company completed its IPO and a concurrent private placement, upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. The Company newly issued 45,688,888 Class A ordinary shares, consisting of (i) 36,800,000 Class A ordinary shares offered through IPO, and (ii) 8,888,888 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, Series B, Series C and Series D shares were automatically converted upon IPO into 200,718,811 Class A ordinary shares.

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

The Group provides substantially all of its services in China through Beijing Momo and Chengdu Momo, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Momo are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”).

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

To further strengthen the Company’s corporate structure, the Group amended its Power of Attorney, Exclusive Call Option Agreement and Equity Interest Pledge Agreement with the Nominee Shareholders and also entered into the Spousal Consent Letters with the Nominee Shareholders in April 2014, and amended the Exclusive Cooperation Agreements and Supplemental Agreements in August 2014. There was no substantial change to the term and condition of the VIE agreements and the change had no impact on to the Company’s VIE consolidation.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

For the years ended December 31, 2013, 2014 and 2015, Beijing Momo IT charged Beijing Momo and Chengdu Momo a service fee of $3,356, $35,188 and $112,043 at the WFOE’s discretion, respectively.

Since Beijing Momo IT has effectively controlled Beijing Momo through Power of Attorney, Equity Interest Pledge Agreement and Exclusive Call Option Agreement, Beijing Momo IT has the right to adjust the service fees at its sole discretion. The agreement shall remain effective for ten years. At the discretion of Beijing Momo IT, this agreement could be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo could enter into another exclusive agreement.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Under the Business Operations Agreement among Beijing Momo IT, Beijing Momo and the Nominee Shareholders of Beijing Momo, without the prior written consent of Beijing Momo IT or its designated representative(s), Beijing Momo shall not conduct any transaction that may substantially affect the assets, business, operation or interest of Beijing Momo IT. Beijing Momo and Nominee Shareholders shall also follow Beijing Momo IT’s instructions on management of Beijing Momo’s daily operation, finance and employee matters and appoint the nominee(s) designated by Beijing Momo IT as the director(s) and senior management members of Beijing Momo. In the event that any agreements between Beijing Momo IT and Beijing Momo terminates, Beijing Momo IT has the sole discretion to determine whether to continue any other agreements with Beijing Momo. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. The agreement shall remain effective for 10 years. At the discretion of Beijing Momo IT, this agreement will be renewed on applicable expiration dates, or Beijing Momo IT and Beijing Momo will enter into another exclusive agreement.

Through these contractual agreements, the Company has the ability to effectively control the VIE and is also able to receive substantially all the economic benefits of the VIE.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

However, the Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the beneficial owners and director of the VIE on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the Exclusive Call Option Agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company. The Company relies on the VIE’s shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and the Cayman and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE’s shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2014	2015
Cash and cash equivalents	$9,867	$60,526
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and 2015, respectively	7,038	14,896
Amount due from related parties	—	1,175
Prepaid expenses and other current assets	5,306	9,495

Total current assets	22,211	86,092

Property and equipment, net	1,318	1,538
Rental deposits	312	244
Long term investments	809	19,318

Total assets	24,650	107,192

Accounts payable	3,728	9,040
Deferred revenue	16,348	28,274
Accrued expenses and other current liabilities	1,100	1,954

Total current liabilities	21,176	39,268

Total liabilities	$21,176	$39,268

	For the years ended December 31,
	2013	2014	2015
Net revenues	$3,129	$44,755	$133,988
Net (loss) income	$(2,179)	$32,945	$118,404

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

	For the years ended December 31,
	2013	2014	2015
Net cash (used in) provided by operating activities	$(2,956)	$40,383	$124,786
Net cash used in investing activities	$(723)	$(1,921)	$(19,435)
Net cash used in financing activities	$—	$—	$—

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized at consolidated balance sheets.

The VIE contributed an aggregate of 100%, 100% and 100% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. As of the fiscal years ended December 31, 2014 and 2015, the VIE accounted for an aggregate of 5.2% and 19.8%, respectively, of the consolidated total assets, and 55.6% and 53.2%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents, and term deposits.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIE that are important to the operation of business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Momo Inc., its subsidiaries, its VIE and VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

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

Term deposits

Term deposits consist of bank deposits with an original maturity of over three months.

Accounts receivable

Accounts receivable primarily represents the cash due from third-party payment channels and advertising customers, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third party payment channels and advertising customers, current economic conditions and other factors that may affect their ability to pay. No allowance for doubtful accounts as of December 31, 2014 and 2015, respectively, was provided as there was no risk of collecting this account receivable.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivable, accounts payable, cost method investments, deferred revenue, amount due from related parties and amount due to related parties.

The carrying values of cash and cash equivalents, term deposits, accounts receivable, accounts payable, deferred revenue, amount due from related parties and amount due to related parties approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $20,181 and $75,759 as of December 31, 2014 and 2015, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party payment channels accounting for 10% or more of accounts receivables are as follows:

	December 31,
	2014	2015
A	34%	31%
B	26%	6%

No user or advertising customer accounted for 10% or more of accounts receivables for the years ended December 31, 2014 and 2015, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of revenue

The following table summarizes sales generated from games that individually accounting for 10% or more of net revenues:

	For the years ended December 31,
	2013	2014	2015
Game C	—	14%	2%

No user or advertising customer accounted for 10% or more of net revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

Cost method investments

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

Equity method investments

The investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group’s influence over the partnership operating and financial policies is more than minor, thus, as subject to equity method as well.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share income or loss on equity method investments” in the consolidated statements of operations. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group principally derives its revenue from membership subscription services, mobile marketing services, mobile games and other services, including the use of the paid emoticons.

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

Net revenues of $2,808, $29,756 and $58,462 were recognized for membership subscription for the years ended December 31, 2013, 2014 and 2015, respectively.

(b)	Mobile marketing

The Group provides advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through its mobile application.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Mobile marketing - continued

Display-based mobile marketing services

For display-based online advertising services such as banners and location-based advertising on the mobile applications, the Group recognizes revenue ratably over the period that the advertising is provided commencing on the date the customer’s advertisement is displayed, or on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Performance-based mobile marketing services

The Group enables advertising customers to place link on its mobile platform on a pay-for-effectiveness basis, which is referred to as the cost for performance model. The Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. Revenue is estimated by the Group based on its internal data, which is confirmed with respective customers.

The Group’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates, if applicable.

Net revenues of $12, $1,975 and $38,885 were recognized for mobile marketing for the years ended December 31, 2013, 2014 and 2015, respectively.

(c)	Mobile games

The Group publishes both licensed mobile games developed by third-party game developers and its self-developed game to the game players through its mobile application.

Licensed mobile games

The Group generates revenue from offering services of mobile games developed by third-party game developers. All of the licensed games can be accessed and played by game players directly through the Group’s mobile game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be promotion of the game developers’ games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers and records revenue net of remittances. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. The Group does not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(c)	Mobile games - continued

Licensed mobile games - Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group has determined that it has no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from one to six days after the purchase of the in-game currencies.

Licensed mobile games - Exclusive mobile games services

The Group enters into exclusive agreements with the game developers and provides the Group’s mobile game platform for the mobile games developed by the game developers. Under the exclusive agreements, the players can access to the games only through the Group’s platform. The Group has determined that it is obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. Hence, the Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the players. The Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. Therefore, the Group cannot estimate the economic life of the virtual item. However, the Group maintains data of when a particular player purchases the virtual items and logs into the games. The Group has adopted a policy to recognize revenues net of remittances to game developers and commission fees made to third-party application stores and other payment channels over the estimated period of player relationship on a game-by-game basis. As of December 31, 2014 and 2015, the Company operated three and seven games under exclusive arrangements and the estimated periods of the player relationship is in a range of 45 to 69 and 20 to 75 days, respectively.

Self-developed mobile game

In February 2015, the Group launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual item. The Group has determined that an obligation exists to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players, and accordingly, recognized the revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items, and all other revenue recognition criteria are met. The estimated average period of player relationship of the self-developed game is 56 days during the year presented.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(c)	Mobile games - continued

Self-developed mobile game - continued

Revenues derived from the self-developed game are recorded on a gross basis as the Group acts as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Net revenues of $92, $11,237 and $31,082 were recognized for mobile games for the years ended December 31, 2013, 2014 and 2015, respectively.

(d)	Paid emoticons

All paid emoticons are durable with indefinite lives and each of them is effective upon purchase payment made by a user and complete download. The price of each emoticon is fixed and identifiable. The revenue is recognized ratably over the estimated usage life of the emoticon (i.e. 180 days) by the user from the date the emoticon is downloaded.

The Group reassesses the estimated lives periodically. If there are indications of any significant changes to their estimated lives, the revised estimates will be applied prospectively in the period of change to all existing emoticons which are not totally amortized.

Net revenues of $217, $1,787 and $3,698 were recognized for the use of emoticons on its platform for the years ended December 31, 2013, 2014 and 2015, respectively.

Advertising barter transactions

The Group engages in barter transactions where it trades advertising resources with certain third parties for other advertising resources. The Group recognizes revenues and expenses at fair value only if the fair value of the services exchanged in the transaction is determinable based on the Group’s own historical practice of receiving cash or other consideration that is readily convertible to a known amount of cash for similar advertising resources from customers unrelated to the party in the barter transaction. The Group engaged in advertising barter transactions with independent counterparties, for which the Group shall display the counterparty’s brand or product promotion information in exchange for advertising to be displayed on the counterparty’s advertising media. The fair value of the transactions were not determinable due to the lack of the Group’s similar historical practice. Therefore, the advertising barter transactions shall be recorded based on the carrying amount of the advertising surrendered, which is the estimated cost to be incurred. For the years ended December 31, 2013, 2014 and 2015, the Group did not record any expenses or revenue because the estimated cost to be incurred is insignificant.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred revenue

Deferred revenue primarily includes cash received in advance from users and advertising customers. The unused cash balances remaining in users’ and advertising customers’ accounts are recorded as a liability. Deferred revenue related to prepayments from users and advertising customers will be recognized as revenue when all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to salaries and benefits paid to employee, commission fee paid to third-party application stores and other payment channels except for those paid related to licensed mobile games which are recorded net of revenue, bandwidth costs, short messaging service charges, and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

Government subsidies

The Group records such government subsidies as a liability when it is received and records it as other operating income when there is no further performance obligation.

The Group received government subsidies $330, $nil and $nil in relation to a government sponsored project on development and research of games for the years ended December 31, 2013, 2014 and 2015, respectively, and recorded $nil, $nil and $nil government subsidies as other operating income for the years ended December 31, 2013, 2014 and 2015, respectively.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) office rental, general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of new features for its mobile platform and its self-developed mobile games. The Group has expensed all research and development expenses when incurred.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to $392, $5,436 and $16,951 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group recognize income tax expense amounted to $nil, $nil and $92 for the years ended December 31, 2013, 2014 and 2015, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

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

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $1,162, $27,408 and $27,793 for the years ended December 31, 2013, 2014 and 2015, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees and executives are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

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

Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, and share options, which could potentially dilute basic earnings (loss) per share in the future. To calculate the number of shares for diluted earnings (loss) per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options is computed using the treasury stock method.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In February 2015, the FASB issued a new pronouncement ASU 2015-02 which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities. In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification (“Codification”) and improves current GAAP by:

•	Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

•	Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

•	Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

The ASU is effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Company early adopted this guidance. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract (s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In January, 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Company is in the process of evaluating the impacts of the adoption of this ASU.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2014	2015
Accounts receivable	$7,038	$14,896
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	$7,038	$14,896

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2014	2015
Interest receivable (i)	$368	$5,412
Advance to game developers	2,894	4,200
VAT input (ii)	2,173	3,485
Deferred platform commission cost	1,878	2,424
Prepaid expenses	416	1,620
Advance to advertisement suppliers	3	296
Prepaid rental expenses	35	189
Rental deposit	2	29
Others	240	642

	$8,009	$18,297

(i)	Interest receivable represented the interests from cash and cash equivalents and term deposits which have not been received by the Group as of year end.

(ii)	VAT input mainly occurred from the purchasing of property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

5.	LONG TERM INVESTMENTS

	As of December 31,
	2014	2015
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	—	3,836
Beijing Autobot Venture Capital L.P. (ii)	—	4,898
Hangzhou Aqua Ventures Investment Management L.P. (iii)	—	7,632
Others (iv)	483	1,060
Cost method investments (v)	1,277	1,892

	$1,760	$19,318

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS - continued

Equity method investments

(i)	On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei at $4,744. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 3.1% as of December 31, 2015. Of the committed subscription amount, $3,586 had been paid as of December 31, 2015. The Group recognized its share of partnership profit in Jingwei of $366 during the year ended December 31, 2015.

(ii)	On February 13, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Beijing Autobot Venture Capital L.P. (“Autobot”). According to the partnership agreement, the Group committed to subscribe 31.9% partnership interest in Autobot at $4,823. Due to Autobot’s further round of financing, the Group’s partnership interest was diluted to 29.7% as of December 31, 2015. The committed subscription amount had been paid as of December 31, 2015. The Group recognized its share of partnership profit in Autobot of $274 during the year ended December 31, 2015.

(iii)	In September 2015, the Group invested $7,930 to Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”) for its 42.7% partnership interest, as a limited partner. The Group recognized its share of partnership loss in Aqua of $89 during the year ended December 31, 2015.

(iv)	Others represents other equity method investments with individual carrying amount less than $1,000 as of December 31, 2014 and 2015, respectively.

Cost method investments

(v)	As of December 31, 2014 and 2015, the Group accounted for several equity investments by cost method in which the Group’s equity percentage was less than 20% and the Group did not have significant influence. All such cost method investments have an individual carrying amount less than $1,000.

The Group determined that there was no impairment on the above investments during the years ended December 31, 2013, 2014 and 2015, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2014	2015
Computer equipment	$9,753	$20,177
Office equipment	1,282	3,073
Vehicles	35	34
Leasehold improvement	2,576	2,914
Less: accumulated depreciation	(3,794)	(10,440)
Exchange difference	84	501

	$9,936	$16,259

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015 were $842, $2,805 and $6,646, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2014	2015
Payable to employees for exercise of share options	$—	$11,297
Accrued payroll and welfare	3,693	7,406
Payable for advertisement	1,670	2,718
Other tax payables	195	1,517
Accrued services fee	2,984	1,506
Deferred ADR deposit income	—	617
VAT payable	63	550
Deferred government subsidy	330	330
Accrued rental expense	266	12
Others	214	741

Total	$9,415	$26,694

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

8.	FAIR VALUE

Measured on recurring basis

The Group measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2014 and 2015. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 and Level 3 investments as of December 31, 2014 and 2015, respectively.

Measured on nonrecurring basis

Long term investments are measured at fair value on a nonrecurring basis and they are recorded at fair value only when an impairment is recognized.

9.	INCOME TAXES

Cayman

In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

BVI

Momo BVI is a tax-exempted company incorporated in the BVI.

The United States (“US”)

Momo US is incorporated in the US and is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Momo US did not have taxable income and no income tax expense was provided for the year ended December 31, 2015.

Hong Kong

Momo HK was established in Hong Kong and is subject to Hong Kong Profits Tax at 16.5% on its profits of business carried on in Hong Kong.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC

In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year followed by a tax rate of 12.5% for the succeeding three years. For the years ended December 31, 2013 and 2014, as Beijing Momo IT was in accumulated loss position, the applicable tax rate was 25%. Beijing Momo IT enjoyed two-year income tax exemptions starting from 2015 to 2016, followed by a reduced income tax rate of 12.5% for the subsequent three years from 2017 to 2019.

Chengdu Momo was qualified as a western China development enterprise and the income tax rate was 15% in 2014. Chengdu Momo applied the same income tax rate in 2015 and the renewal of western China development enterprise status is pending for related tax authorities’ final approval.

The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Cayman, where the Company is incorporated, does not have a tax treaty with PRC.

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2013 to 2015 of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2015, at the tax authority’s discretion.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2014	2015
Current deferred tax assets:
Accrued payroll	$916	$—
Accrued expenses	—	—
Less: valuation allowance	(916)	—

Current deferred tax assets, net	—	—

Non-current deferred tax assets:
Advertising expense	3,863	2,651
Net operating tax losses carry-forward	3,068	2,881
Less: valuation allowance	(6,931)	(5,532)

Non-current deferred tax assets, net	$—	$—

On May 8, 2015, China State Administration of Taxation issued a guidance (Bulletin [2015] No. 34) to clarify the deduction of payroll expenses and employee welfare expenses for enterprise income tax purposes. Based on the guidance, payroll expenses accrued in a calendar year may be deducted in the annual tax return for that year if the salaries are actually paid before the final annual enterprise income tax settlement. The majority of the Group’s payroll expenses accrued in the year ended December 31, 2015 has been paid in the following year and the remaining is expected to be paid before the annual tax return, therefore it did not record the deferred tax assets arising from the accrued payroll as of December 31, 2015.

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

As of December 31, 2015, the tax loss carry-forward for Beijing Momo and its subsidiaries amounted to $3,846, which would expire on various dates between December 31, 2018 and December 31, 2020. As of December 31, 2015, the tax loss carry-forward for Momo HK amounted to $178, which would be carried forward indefinitely and set off against its future taxable profits. As of December 31, 2015, the tax loss carry-forward for Momo US amounted to $5,399, which would be carried forward for twenty years. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2013	2014	2015
Net (loss) income before provision for income tax	$(9,326)	$(25,415)	$13,419
PRC statutory tax rate	25%	25%	25%

Income tax (benefit) expense at statutory tax rate	(2,332)	(6,354)	3,355
Permanent differences	(285)	99	(144)
Change in valuation allowance	2,355	4,560	(2,315)
Effect of income tax rate difference in other jurisdictions	262	1,695	2,754
Effect of tax holidays and preferential tax rates	—	—	(3,558)
Provision for income tax	—	—	92

No significant unrecognized tax benefits was identified for the years ended December 31, 2013, 2014 and 2015. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In 2015, 5,995,293 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees and non-employees under the Company’s share incentive plan (see Note 12).

As of December 31, 2015, there were 286,865,033 Class A ordinary shares and 96,886,370 Class B ordinary shares issued and outstanding, par value $0.0001 per share, of which 4,403,785 and 24,221,593 were non-vested restricted shares, respectively. The holders of these nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group recognized $5,354, $57,663 and $nil as deemed dividend on Series A, Series B, Series C and Series D preferred shares accretion of redemption premium for the years ended December 31, 2013, 2014 and 2015, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Share options granted by the Company

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

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

On April 22, 2015, the Company granted 1,680,800 and 1,294,597 share options, respectively, to its employees and executives with exercise price of $0.0002 per share and vesting period of 4 years.

On May 4, 2015, the Company granted 2,752,000 share options to employees with exercise price of $0.0002 per share and vesting period of 4 years.

On August 13, 2015, the Company granted 476,000 share options to its employees with exercise price of $0.0002 per share and vesting period of 4 years.

On October 15, 2015, the Company granted 1,450,000 share options to its employees with exercise price of $0.0002 per share and vesting period of 2 years, and 85,525 share options to its employees with exercise price of $0.0002 per share and vesting period of 4 years.

On November 13, 2015, the Company granted 93,000 share options to its employees with exercise price of $0.0002 per share and vesting period of 4 years.

The following table summarizes information regarding the share options granted:

	For the years ended December 31,
	2013			2014			2015
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding at beginning of period	9,150,000	$0.0327	$0.1600	23,230,000	$0.0980	$0.2412	30,720,026	$0.0948	$1.4101
Granted	14,080,000	$0.1404	$0.2939	7,557,026	$0.0854	$4.9994	7,831,922	$0.0002	$5.9341
Exercised	—	—	—	—	—	—	(5,955,292)	$0.0700	$0.7297
Forfeited	—	—	—	(67,000)	$0.1258	$0.9649	(1,512,650)	$0.0746	$2.8249

Outstanding at end of period	23,230,000	$0.0980	$0.2412	30,720,026	$0.0948	$1.4101	31,084,006	$0.0767	$2.6115

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

There were 10,523,476 vested options, and 19,444,347 options expected to vest as of December 31, 2015. For options expected to vest, the weighted-average exercise price is $0.0660 as of December 31, 2015 and aggregate intrinsic value is $7,227, $133,569 and $154,465 as of December 31, 2013, 2014 and 2015, respectively.

In May 2015, the Company accelerated the vesting to permit immediate exercise for 235,000 outstanding employee share options granted under the 2012 Plan. The incremental cost resulting from the modification amounted to $162 for the acceleration for the year end of December 31, 2015.

The following table summarizes information with respect to share options outstanding as of December 31, 2015:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2015	Number exercisable	Exercise price per option	Aggregate intrinsic value as of December 31, 2015
November 1, 2012	5,620,990	6.84	$0.0327	$44,840	3,433,490	$0.0327	$27,390
October 10, 2013	11,292,400	7.78	$0.1404	$88,867	4,952,400	$0.1404	$38,973
March 01, 2014	4,370,758	8.16	$0.1404	$34,396	1,854,400	$0.1404	$14,593
October 29, 2014	2,244,736	8.83	$0.0002	$17,980	283,186	$0.0002	$2,268
April 22, 2015	2,910,597	9.31	$0.0002	$23,313	—	—	—
May 4, 2015	2,558,000	9.34	$0.0002	$20,489	—	—	—
August 13, 2015	458,000	9.62	$0.0002	$3,668	—	—	—
October 15, 2015	1,535,525	9.79	$0.0002	$12,299	—	—	—
November 13, 2015	93,000	9.87	$0.0002	$745	—	—	—

	31,084,006			$246,597	10,523,476		$83,224

The fair value of options granted was estimated on the date of grant using the binomial tree or Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
2012	2.31%	10 years	61.7%	—	$0.0327
2013	3.09%	10 years	54.4%	—	$0.1404
2014	2.44%~3.25%	10 years	53.7%~57.5%	—	$0.0002~$0.1404
2015	2.15%~2.19%	10 years	55.3%~55.7%	—	$0.0002

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

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

Before the closing of the IPO, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date. After the closing of the IPO, the fair value of the ordinary shares is determined as the closing sales price of the Shares as quoted on the principal exchange or system.

For employee share options, the Group recorded share-based compensation of $586, $5,848 and $16,026 during the years ended December 31, 2013, 2014 and 2015, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee options the Group recorded share-based compensation of $9, $437 and $756 during the years ended December 31, 2013, 2014 and 2015, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2015, total unrecognized compensation expense relating to unvested share options was $59,175, which will be recognized over 3.03 years. The weighted-average remaining contractual term of options outstanding is 8.14 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by Momo BVI

On January 3, 2015, Momo BVI, a wholly-owned subsidiary of the Group, approved Momo BVI Share Incentive Plan that provides for the issuance of not exceeding 30,000,000 shares. The option plan has a term of ten years unless earlier terminated by Momo BVI’s board of directors.

During the year ended December 31, 2015, Momo BVI granted 10,550,000 share options to its employees and executives with exercise price from $0.10 to $0.11 per share and vesting period of 4 years.

The following table summarizes the Momo BVI’s share option activities with employees:

	For the years ended December 31,
	2015
	Number of options	Weighted average exercise price per option	Weighted average fair value per option at grant date
Outstanding at beginning of period	—	—	—
Granted	10,550,000	$0.1078	$0.0544
Exercised	—	—	—
Forfeited	(350,000)	$0.1000	$0.0539

Outstanding at end of period	10,200,000	$0.1080	$0.0544

There were nil vested options, and 9,680,000 options expected to vest as of December 31, 2015. For options expected to vest, the weighted-average exercise price is $0.1081 as of December 31, 2015 and aggregate intrinsic value is $nil, $nil and $18 as of December 31, 2013, 2014 and 2015, respectively.

The following table summarizes information with respect to share options outstanding as of December 31, 2015:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual term	Exercise price per option	Aggregate intrinsic value as of December 31, 2015	Number exercisable	Exercise price per option	Aggregate intrinsic value as of December 31, 2015
January 3, 2015	6,600,000	9.01	$0.10~$ 0.11	$16	—	—	—
April 9, 2015	200,000	9.27	$0.10	$2	—	—	—
June 19, 2015	200,000	9.47	$0.10	$2	—	—	—
October 01, 2015	3,200,000	9.75	$0.11	$0	—	—	—

	10,200,000			$20	—		—

The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
2015	1.55%~1.82%	10 years	55.3%~57.2%	—	$0.10~$0.11

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of US government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

Momo BVI used the original contractual term.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by Momo BVI - continued

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by Momo BVI based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by Momo BVI’s board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a contemporaneous valuation.

For employee share options, Momo BVI recorded share-based compensation of $98 during the years ended December 31, 2015, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of December 31, 2015, total unrecognized compensation expense relating to unvested share options was $428, which will be recognized over 3.29 years. The weighted-average remaining contractual term of options outstanding is 9.26 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

A summary of non-vested restricted share activity during the years ended December 31, 2013, 2014 and 2015 is presented below:

Number of shares
Outstanding as of January 1, 2013	94,937,500
Granted	—
Forfeited	—
Vested	(36,750,000)

Outstanding as of December 31, 2013	58,187,500
Granted	—
Modification	19,736,705
Vested	(20,673,449)

Outstanding as of December 31, 2014	57,250,756
Granted	—
Forfeited	—
Vested	(28,625,378)

Outstanding as of December 31, 2015	28,625,378

The weighted average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470.

The Company recorded compensation expense of $368, $335 and $180 during the years ended December 31, 2013, 2014 and 2015, respectively, related to non-vested restricted shares.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares - continued

As of December 31, 2015, total unrecognized compensation expense relating to the non-vested restricted shares was $52. The amount is expected to be recognized over 0.30 years using the straight-line method.

Restricted share units (“RSUs”)

On December 11, 2014, the Company granted a total of 40,001 shares of RSUs to management under the 2014 Plan.

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

The fair value of these RSUs is measured on the grant date based on the market price of the ordinary share on the grant date. The following table summarizes information regarding the share units granted:

Number of shares
Outstanding as of January 1, 2014	—
Granted	40,001
Forfeited	—
Vested	—

Outstanding as of December 31, 2014	40,001
Granted	—
Forfeited	—
Vested	(40,001)

Outstanding as of December 31, 2015	—

The weighted average grant date fair value of RSUs was $8.51 per share and the aggregated fair value was $340.

The Group recorded share-based compensation of $18 and $322 for RSUs during the year ended December 31, 2014 and 2015, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

13.	NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2013, 2014 and 2015, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

The calculation of net loss per share is as follows:

	For the years ended December 31,
	2013	2014	2015

Numerator:
Net (loss) income attributable to Momo Inc.	$(9,326)	$(25,415)	$13,697
Deemed dividend to Series A-1 and Series A-2 shares	(524)	(30,910)	—
Deemed dividend to Series A-3 shares	(509)	(544)	—
Deemed dividend to Series B shares	(5,652)	(3,116)	—
Deemed dividend to Series C shares	(1,435)	(5,596)	—
Deemed dividend to Series D shares	—	(17,497)	—
Undistributed earnings allocated to Series A shares	—	—	—
Undistributed earnings allocated to Series B shares	—	—	—
Undistributed earnings allocated to Series C shares	—	—	—
Undistributed earnings allocated to Series D shares	—	—	—
Undistributed earnings allocated to participating nonvested restricted shares	—	—	(1,339)

Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary share-basic and diluted	$(17,446)	$(83,078)	$12,358

Denominator:
Denominator for computing net (loss) income per share-basic:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share-basic	67,190,411	85,293,775	342,646,282
Weighted average shares used in computing net (loss) income per participating nonvested restricted share	79,809,589	60,951,591	37,118,622
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	38,977,742	32,176,676	—
Weighted average shares used in computing net income per Series A-3 share	19,797,980	18,990,997	—
Weighted average shares used in computing net income per Series B share	69,513,767	67,182,243	—
Weighted average shares used in computing net income per Series C share	7,280,436	34,540,898	—
Weighted average shares used in computing net income per Series D share	—	28,348,231	—

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

13.	NET INCOME (LOSS) PER SHARE - continued

The calculation of net loss per share is as follows: - continued

	For the years ended December 31,
	2013	2014	2015
Denominator for computing net (loss) income per share-diluted:
Weighted average shares outstanding used in computing net (loss) income per ordinary share-diluted	67,190,411	85,293,775	401,396,548	(i)

Net (loss) income per ordinary share attributable to Momo Inc.
- basic	$(0.26)	$(0.97)	$0.04
Net income per participating nonvested restricted share	$—	$—	$0.04
Net income per Series A-1 and Series A-2 share	$0.01	$0.96	$—
Net income per Series A-3 share	$0.03	$0.03	$—
Net income per Series B share	$0.08	$0.05	$—
Net income per Series C share	$0.20	$0.16	$—
Net income per Series D share	$—	$0.62	$—

Net (loss) income per ordinary share attributable to Momo Inc.
- diluted	$(0.26)	$(0.97)	$0.03

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss or income per ordinary share for the years ended December 31, 2013, 2014 and 2015, because their effect is anti-dilutive:

	For the years ended December 31,
	2013	2014	2015
Share issuable upon exercise of share options	1,014,557	21,831,082	904,489
Share issuable upon exercise of RSUs	—	—	15,001
Share issuable upon vesting of nonvested restricted shares	79,809,589	60,951,591	—
Share issuable upon conversion of Series A-1 and Series A-2 shares	38,977,742	32,176,676	—
Share issuable upon conversion of Series A-3 shares	19,797,980	18,990,997	—
Share issuable upon conversion of Series B shares	69,513,767	67,182,243	—
Share issuable upon conversion of Series C shares	7,280,436	34,540,898	—
Share issuable upon conversion of Series D shares	—	28,348,231	—

(i)	For the year 2015, an incremental weighted average number of 35,759,066 nonvested restricted shares and an incremental weighted average number of 22,991,200 ordinary shares from the assumed exercise of share options and vesting of restricted share units using the treasury stock method were included.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2018 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were $937, $2,995 and $3,715, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2015 were as follows:

2016	$1,605
2017	416
2018	26

Total	$2,047

Investment commitments

The Group was obligated to subscribe $nil and $2,702 for partnership interest of the equity-method investees under various arrangements as of December 31, 2014 and 2015, respectively.

Contingencies

On October 22, 2015, the Group was served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that the Group operated and currently operates, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that the Group to cease the infringement and pay compensation and legal costs totalling approximately $1,544.

The Group believes the claim made by the plaintiff is without merit, and the Group intends to defend vigorously in the cases. Although the outcome of litigation is inherently uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse final decision, and the Group has not accrued a liability for the matter.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

(1)	Amount due from related parties-current

	As of December 31,
	2014	2015
Hangzhou Alimama Technology Co., Ltd.	$—	$876
Shanghai Touch future Network Technology Co., Ltd.	—	299

Total	—	$1,175

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amount due to related parties-current

	As of December 31,
	2014	2015
Amount due to ordinary shareholders (i)	$6,450	$6,450
Alibaba Cloud Computing Ltd.	—	82

Total	$6,450	$6,532

(i)	The amount as of December 31, 2014 and 2015 represents the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 10 for repurchase of ordinary shares.

(3)	Sales to related parties

	For the years ended December 31,
	2013	2014	2015
Hangzhou Alimama Technology Co., Ltd. (ii)	$—	$—	$6,002

(ii)	The sales to Hangzhou Alimama Technology Co., Ltd. represented mobile marketing services provided.

(4)	Purchase from related parties

	For the years ended December 31,
	2013	2014	2015
Alibaba Cloud Computing Ltd. (iii)	$—	$—	$322

(iii)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

16.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from membership subscription services, mobile marketing services, mobile games and other services, including the use of paid emoticons. The Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group operates in the PRC; most of the Group’s long-lived assets are located in the PRC and all services are provided in the PRC.

Components of revenues are presented in the following table:

	For the years ended December 31,
	2013	2014	2015
Membership subscription	$2,808	$29,756	$58,462
Mobile marketing	12	1,975	38,885
Mobile games	92	11,237	31,082
Other services	217	1,787	5,559

Total	$3,129	$44,755	$133,988

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $978, $2,635 and $6,487 for the years ended December 31, 2013, 2014 and 2015, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In U.S. dollars in thousands, except share data)

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

The appropriation to these reserves by the Group’s PRC subsidiary and VIE was $nil, $nil and $553 for the years ended December 31, 2013, 2014 and 2015.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the WFOE, VIE and VIE’s subsidiaries in the Group not available for distribution were $12,047, $93,537 and $91,008 as of December 31, 2013, 2014 and 2015, respectively.

19.	SUBSEQUENT EVENTS

New investment

In January 2016, the Company invested $7,000 into Xish International Limited for preferred shares. The Company is in the process of evaluating the accounting treatment for this investment on its consolidated financial statements.

Newly issued share options

In March 2016, the Company granted 2,585,860 share options to its executives with an exercise price of $0.0002 per share, with the vesting period of 4 years. The fair value was estimated approximately $5.62 per share. The total compensation expense relating to the options was approximately $14,533.