Form 20-F
period 2016-12-31
Momo Inc.
filed 2017-04-26
CIK 1610601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 292,062,065 Class A ordinary shares and 96,886,370 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“ADSs” refers to our American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share;

•	“China” or the “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excludes Hong Kong, Macau and Taiwan;

•	“MAUs” refers to monthly active users. Prior to June 2014, we defined MAUs during a given calendar month as Momo users who were daily active users for at least one day during the 28-day period counting back from the last day of such calendar month. Beginning from June 2014, we define MAUs during a given calendar month as Momo users who were daily active users for at least one day during the 30-day period counting back from the last day of such calendar month. Daily active users are Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform on a given day. The active users on Hani, our stand-alone live video application, were not included in the MAUs disclosed herein;

•	“Momo Inc.,” “we,” “us,” “our company,” or “our” refers to our holding company Momo Inc., its subsidiaries and its consolidated affiliated entity and its subsidiaries;

•	“ordinary shares” prior to the completion of our initial public offering in December 2014 refers to our ordinary shares of par value US$0.0001 per share, and upon and after the completion of our initial public offering refers to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of China.

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9430 to US$1.00, the noon buying rate on December 30, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 21, 2017, the noon buying rate for Renminbi was RMB6.8845 to US$1.00.

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

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of mobile social networking platforms, live video services, mobile marketing services, mobile games and online entertainment services in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues(1)	—	3,129	44,755	133,988	553,098
Cost and expenses(2)
Cost of revenues	—	(2,927)	(15,762)	(30,312)	(241,463)
Research and development expenses	(1,454)	(3,532)	(9,264)	(23,265)	(31,399)
Sales and marketing expenses	(419)	(3,018)	(35,538)	(52,631)	(97,173)
General and administrative expenses	(1,969)	(3,010)	(10,354)	(22,879)	(38,983)

Total cost and expenses	(3,842)	(12,487)	(70,918)	(129,087)	(409,018)

Other operating income	—	—	26	713	406
(Loss) Income from operations	(3,842)	(9,358)	(26,137)	5,614	144,486
Interest income	3	32	722	7,805	8,194
Impairment loss on long-term investments	—	—	—	—	(5,765)

(Loss) Income before income tax and share of income on equity method investments	—	—	(25,415)	13,419	146,915
Income tax expenses	—	—	—	(92)	(5,136)

(Loss) Income before share of income on equity method investments	—	—	(25,415)	13,327	141,779
Share of income on equity method investments	—	—	—	370	3,471

Net (loss) income attributable to Momo Inc.	(3,839)	(9,326)	(25,415)	13,697	145,250
Deemed dividend to preferred shareholders	(3,093)	(8,120)	(57,663)	—	—

Net (loss) income attributable to ordinary shareholders	(6,932)	(17,446)	(83,078)	13,697	145,250

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.12)	(0.26)	(0.97)	0.04	0.38
Diluted	(0.12)	(0.26)	(0.97)	0.03	0.36
Weighted average shares used in computing net (loss) income per ordinary share
Basic	60,103,654	67,190,411	85,293,775	342,646,282	377,335,923
Diluted	60,103,654	67,190,411	85,293,775	401,396,548	407,041,165

Notes:

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands)
Live video service	—	—	—	1,231	376,925
Value-added service	—	2,808	29,756	58,462	67,603
Mobile marketing	—	12	1,975	38,885	66,339
Mobile games	—	92	11,237	31,082	35,453
Other services	—	217	1,787	4,328	6,778

Total	—	3,129	44,755	133,988	553,098

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands)
Cost of revenues	—	34	155	915	2,785
Research and development expenses	39	269	674	3,502	5,646
Sales and marketing expenses	11	128	736	3,780	5,880
General and administrative expenses	542	532	5,073	9,185	17,395

Total	592	963	6,638	17,382	31,706

The following table presents our selected consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016.

	As of December 31,
	2012	2013	2014	2015	2016
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	18,539	55,374	450,968	169,469	257,564
Total assets	20,784	63,025	478,504	542,157	769,738
Total liabilities	143	5,566	38,113	73,771	135,719
Total mezzanine equity	27,199	80,319	—	—	—
Total (deficit) equity	(6,558)	(22,860)	440,391	468,386	634,019

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Although our MAUs generally grew over time since our inception, there were times when our user base failed to grow as we expected. For example, the growth rate of our MAUs significantly decreased in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users adapt to. Our MAUs was 69.8 million in December 2015, representing a 0.7% increase from 69.3 million in December 2014, compared to a 105.6% growth rate from December 2013 to December 2014. Although our MAUs regained traction and increased by 16.2% from 69.8 million in December 2015 to 81.1 million in December 2016, there is no guarantee that our MAUs will continue to grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down, as it did in 2015, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

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

Our monetization model is new and evolving. We began to generate revenues in the second half of 2013 through primarily membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopts a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2016. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 68.1%, 12.2%, 12.0%, 6.4% and 1.3%, respectively, of our net revenues in 2016. As online social networking and online entertainment industries in China are relatively young, prevailing monetization models similar to as ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in February 2015, we launched our first self-developed game on our platform, which generated revenues through in-game purchases of virtual items. In the second quarter of 2015, we launched our in-feed marketing solutions powered by a proprietary self-serve advertising system, and started to offer brand-oriented display ads and action-driven ad products such as app downloads. In the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

We launched our Momo mobile application in August 2011, and the relatively short operating history as well as our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	expand our paying user base for the various services offered by our platform, including live video service, value-added service, mobile games and others;

•	develop and deploy diversified and distinguishable features and services for our users, customers and platform partners;

•	convince customers of the benefits of our marketing services compared to alternative forms of marketing, and continue to increase the efficiency of our mobile marketing solutions and expand our network of marketers;

•	develop or implement strategic initiatives to monetize our platform;

•	develop beneficial relationship with key strategic partners and talented broadcasters for our live video service;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our services, if the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We currently generate a substantial portion of our revenues from our live video service. We may not be able to continue to grow or continue to achieve profitability from such service.

In September 2015, we launched our live video service with a virtual items-based revenue model whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. We have achieved initial success for this service, which contributed US$1.2 million and US$376.9 million, or 0.9% and 68.1% of our net revenues in 2015 and 2016, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve the level of profitability based on the virtual items-based revenue model, as we have relatively little experience in operating such service. In addition, popular broadcasters may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

Under our current arrangements with our broadcasters, including popular broadcasters and our other users, we share with them a portion of the revenues we derive from the sales of in-show virtual items in our live video service. Although we believe we have a large and diversified pool of talented broadcasters as well as paying users, which allows us to effectively control the risk of revenue concentration, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video service and achieve or maintain the level of revenues and profitability as we currently anticipate.

We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform.

Revenues generated from live video service, value-added service, mobile marketing services, mobile games, and other services historically accounted for substantially all of our total revenues. Our future growth depends on our ability to convert our users into paying users of our services, including live video service, value-added service, mobile games and other services, and our ability to retain our existing paying users. However, we cannot assure you that we will be successful in any of the foregoing initiatives, nor can we assure you that we will be able to successfully compete with current and new competitors on attracting paying users. We had 5.6 million paying users for our live video service in 2016, compared to 0.2 million in 2015. For membership subscription, which is one of our value-added services, we had 3.5 million members as of December 31, 2016, representing a 20.7% increase from 2.9 million members as of December 31, 2015. Our efforts to provide greater incentives for our users to pay for our various services may not continue to succeed. Our paying users may discontinue their spending on our services because they no longer serve their needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our paying users, our business, results of operations and prospects will be adversely affected.

We generate a significant portion of our revenues from mobile marketing services, and the loss of marketers, or reduction in spending by marketers, could seriously harm our business.

Our mobile marketing services generated 4.4%, 29.0% and 12.0% of our revenues in 2014, 2015 and 2016, respectively. Since we began to offer mobile marketing services in the third quarter of 2013, we have diversified and expanded our mobile marketing service offerings to increasingly monetize our platform. Currently our mobile marketing services primarily comprise in-feed marketing solutions and brand-oriented display ads. As is common in the industry, our marketers do not have long-term advertising commitments with us. Many of our marketers spend only a relatively small portion of their overall advertising budget with us. In addition, marketers may view some of our products as experimental and unproven. Marketers may not continue to do business with us, or they may advertise with us based on terms unfavorable to us, if we do not deliver our marketing solutions in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. For example, failure to maintain or increase the quantity or quality of ads shown to users, or a decrease in user engagement may cause marketers to reduce or cease their spending on our mobile marketing services.

In addition, expenditures by marketers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions can also have a material negative impact on the demand for advertising and cause our marketers to reduce the amounts they spend on advertising, which could adversely affect our revenues and business.

We have incurred significant net losses in the past. We may not be able to remain profitable.

We have incurred significant net losses before 2015. Although we generated net income in 2015 and 2016, we may not continue to be profitable. We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications, as well as our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully. In addition, our ability to sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, live video services, mobile marketing services, and mobile games in China.

We may again incur losses in the near future due to our continued investments in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

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

Our platform allows mobile users to freely contact and communicate with people nearby, and our live video service allow users to host and view live shows. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which has in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behaviors of our users, to the extent such behaviors are associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, our live video service may be subject to investigations or subsequent penalties if contents contained in the live videos are deemed to be illegal or inappropriate under PRC laws and regulations. See “—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.

As a social networking platform that provides multiple services, including live video service, value-added service, mobile marketing services and other services, we are subject to intense competition from providers of similar services, as well as potential new types of online services. Our competitors may have substantially more cash, traffic, technical, broadcasters, business networks and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

If we fail to launch new self-developed or licensed games that attract new players and retain existing players, our business, operating results and prospects may be adversely affected.

Historically, we relied on mobile games for a significant portion of revenues. Revenues generated from mobile games contributed 25.1%, 23.2% and 6.4% of our total revenues in 2014, 2015 and 2016, respectively. Although mobile games contributed to a lesser portion of our revenues in 2016, we still see mobile games as an important part of our business and intend to continue to invest in mobile games. Growing and retaining our user base and converting some of our users into paying users depend significantly on our ability to continuously offer new games and game updates that anticipate and effectively respond to changing player interests and preferences.

We have recently started to scale back from licensed mobile game services and instead focus on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. We are relatively new to the development of mobile games. User demand and user preferences for new games is difficult to predict, in part due to relatively short life cycles of online games. If we fail to accurately predict our users’ needs and technological trends or are otherwise unable to complete the development of games in a timely fashion, we may be unable to introduce new self-developed games into the market successfully. The development of new games requires high levels of innovation and significant resources and investments. If the games we develop do not become popular or profitable, we may not be able to recover the investments we have made. In addition, we may not be able to compete effectively for game development talents, who are important for the development of successful games.

Neither can we assure you that the new games we offer, whether self-developed or licensed games, will attract a large number of players and be commercially successful, nor can we guarantee that we will be able to meet our timetable for new game launches. A number of factors, including changing game player preferences and our relationship with existing and new third-party game developers, could affect the popularity of new games or delay the launch of new games on our platform. If we cannot launch new and popular self-developed games or maintain our existing partnership with third-party game developers, and attract new players or retain existing players, our business, results of operations and prospects will be materially and adversely affected.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we operated and currently operate, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.4 million). See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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

Existing or future strategic alliances, long-term investments and acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We have made and intend to continue to make long-term investments in third-party companies. From time to time we evaluate and enter into discussions regarding potential long-term investments. Our existing and any future long-term investments could have a material impact on our financial condition and results of operations. If our long-term investments are unable to implement or remediate the necessary controls, procedures and policies, do not perform as we have expected or become less valuable to our business due to a change in our overall business strategy or other reasons, we may not be able to realize the anticipated benefits of investments and we may have to incur unanticipated liabilities, expenses, impairment charges or write-offs.

We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

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

We have adopted three share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. As of March 31, 2017, options to purchase 30,787,026 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, 14,574,278 of which remained outstanding. In addition, as of March 31, 2017, options to purchase 17,654,048 Class A ordinary shares and 340,001 restricted share units had been granted under the 2014 Plan, of which 13,686,533 options remained outstanding and 237,500 restricted share units remained outstanding. Options to purchase an aggregate of 8,000,000 shares of Momo BVI under the BVI Plan remained outstanding as of March 31, 2017. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of US$40.5 million, US$29.8 million and US$36.4 million in 2017, 2018, and after 2018, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2016. We however were not subject to the requirement to provide an attestation report by our registered public accounting firm regarding internal control over financial reporting as we were an “emerging growth company” as such term is defined in the JOBS Act as of December 31, 2016.

Once we cease to be an “emerging growth company”, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to maintain effective internal controls over financial reporting in the future, our management and, if applicable, our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, our wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Beijing Momo, our consolidated affiliated entity, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Momo IT, Beijing Momo and its shareholders. As a result of these contractual arrangements, we exert control over Beijing Momo and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. Beijing Momo and its subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

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

Beijing Momo and its subsidiaries, including Chengdu Momo, Zhejiang Shengdian Digital Network Co., Ltd., or Zhejiang Shengdian, and Tianjin Heer Technology Co., Ltd., or Tianjin Heer, hold certain assets that are important to our business operations, including the value-added telecommunication service license concerning the internet information service, or the ICP license, the internet culture operation license and the internet audio/video program transmission license. Under our contractual arrangements, the shareholders of Beijing Momo may not voluntarily liquidate Beijing Momo or approve it to sell, transfer, mortgage or dispose of its assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate Beijing Momo, or Beijing Momo declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if Beijing Momo or its subsidiary undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

If the chops of Beijing Momo IT, Beijing Momo and Beijing Momo’s subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

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

Through our dual-class share structure, our co-founder, chairman and chief executive officer, Mr. Yan Tang, a PRC citizen, possessed and controlled 74.4% of the voting power of our company as of March 31, 2017. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We have obtained the ICP licenses for provision of internet information services, internet culture operation license for operation of online games, and internet audio/video program transmission license for our live video service. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business.

We are also required to obtain an internet publishing license from SARFT in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the SARFT for 16 games, and we are still in the process of applying with the SARFT for the approvals of the remaining games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have a material adverse effect on our business and results of operations. All domestic online games must be filed with the MOC within 30 days after operation, and all imported online games must be approved by the MOC. As of March 31, 2017, 24 of the 31 online games we offered had completed the filing with the MOC. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit or pornographic information or content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. The competent government authorities, including the State Internet Information Office, the Ministry of Industry and Information Technology and the Ministry of Public Security, may crack down on illicit and pornographic information and content in the internet information services industry from time to time. Applicable sanctions, including fines, revocation of online publishing and online video licenses, and criminal prosecution, may be imposed on the provider of such information or content or its responsible officers.

We endeavor to eliminate illicit and pornographic information and content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. Since our inception, we have terminated  tens of million user accounts because we viewed content generated by those users to be indecent and we terminated a substantial percentage of new user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team, licensed third-party software, and our own data analytics software. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit and pornographic online information, content or behavior are subject to interpretation and may change. Although we have not received any government sanctions in connection with content posted on our platform, government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit and pornographic content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, the suspension or revocation of our licenses to operate in China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit and pornographic content on our platform. Although our business and operations have not been materially adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users, customers or platform partners, our revenues and results of operation may be materially and adversely affected and the price of our ADSs could be dramatically reduced.

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

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

We have designed and implemented procedures to monitor content on our social networking platform, including the live video shows hosted by us or our users, in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

To our knowledge, Messrs. Yan Tang, Yong Li, Zhiwei Li and Xiaoliang Lei have completed SAFE registration in connection with our financings and share transfer. However, we cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.

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

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on June 9, 2016. According to SAFE Circular 16, the foreign exchange capital of FIEs, foreign debt and funds raised through offshore listings may be settled on a discretionary basis, and can be settled at banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange shall be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 74.4% of the aggregate voting power of our company as of March 31, 2017, including 74.3% that was owned through Gallant Future Holdings Limited, a company 100% beneficially owned by Mr. Tang through a family trust. As of March 31, 2017, all of our outstanding 85,886,370 Class B ordinary shares were held by Gallant Future Holdings Limited.

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

Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2016 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

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

Our PRC counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Select Market because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like our initial public offering are subject to this regulation, and (ii) our wholly-owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited, a company 100% beneficially owned by Yan Tang, our co-founder, chairman and chief executive officer. Mr. Tang beneficially owned 74.4% of the aggregate voting power of our company as of March 31, 2017, including 74.3% of the aggregate voting power owned through Gallant Future Holdings Limited. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered by way of continuation under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2016. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

We started our operations in July 2011 when our founders established Beijing Momo in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The following outlines other major changes to our corporate structure in the past years.

•	In December 2011, we established Momo HK, a wholly-owned subsidiary, in Hong Kong.

•	In March 2012, Beijing Momo IT was established as a wholly-owned subsidiary of Momo HK.

•	In April 2012, we underwent a corporate restructuring, whereby we obtained effective control over Beijing Momo through a series of contractual arrangements among Beijing Momo, Beijing Momo IT and the shareholders of Beijing Momo IT.

•	In May 2013, we established Chengdu Momo as a wholly-owned subsidiary of Beijing Momo.

•	In March 2014, we formed Momo Technology Overseas Holding Company Limited and our Delaware subsidiary, Momo Information Technologies Corp.

•	In January 2015, we established Shanghai Momo Technology Co., Ltd. as a wholly-owned subsidiary of Beijing Momo.

•	In October 2015, we established Chengdu Biyou Technology Co., Ltd., or Chengdu Biyou, as a wholly-owned subsidiary of Chengdu Momo.

•	In March 2016, we established Tianjin Heer as a wholly-owned subsidiary of Beijing Momo.

•	In November 2016, we established Momo Pictures Co., Ltd., as a wholly-owned subsidiary of Beijing Momo, and QOOL Media (Tianjin) Co., Ltd., as a joint venture which is 70% owned by Beijing Momo.

•	In March 2017, we acquired 100% equity interest of Zhejiang Shengdian, upon which it became a subsidiary of Beijing Momo. Zhejiang Shengdian now holds our internet audio/video program transmission license.

In December 2014, we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market under the symbol “MOMO.”

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., of 801 2nd Avenue, Suite 403, New York, NY 10017.

Withdrawal of Proposed Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated June 23, 2015 from Mr. Yan Tang, our chairman and chief executive officer, Matrix Partners China II Hong Kong Limited, Sequoia Capital China Investment Management L.P. and Huatai Ruilian Fund Management Co., Ltd., or collectively the Buyer Group, to acquire all of our outstanding Class A ordinary shares not already owned by the Buyer Group in a going private transaction for US$18.90 per ADS, or US$9.45 per Class A ordinary share, in cash. Our board of directors formed a special committee consisting of two of our independent directors, namely, Dr. Dave Daqing Qi and Mr. Benson Bing Chung Tam, on June 23, 2015 to consider and evaluate the proposal and any other alternative proposals or other strategic alternatives that may be available to our company, and to negotiate the terms of any potential definitive agreement. On April 5, 2016, Alibaba Investment Limited and Rich Moon Limited joined the Buyer Group for the proposed going private transaction.

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

On August 18, 2016, the special committee of our board of directors received a letter from the Buyer Group, stating that the Buyer Group would like to withdraw the non-binding going private proposal with immediate effect.

B.	Business Overview

We operate Momo, one of China’s leading mobile-based social networking platforms. We enable users to establish and expand social relationships based on location and interests. Our platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We also operate a stand-alone video application called Hani, which features the live video content on our core Momo mobile application.

We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, recreational activities such as gaming, as well as the offline social activities promoted on our platform. Enabled by technological development, we believe video creation and sharing is becoming an important way for users to socialize and have fun via the internet. In order to capture the opportunities created by such social trend, in 2016 we introduced various video features and services including live streaming, short video as well as video chat in peer-to-peer and group chatting environment. The various video features and functionalities not only enrich the ways in which our users can express themselves and interact but also provide entertaining contents to our users and help them build more social and recreational activities around it.

We have built a large user base on Momo since its launch in 2011. Our MAUs increased 16.2% to 81.1 million in December 2016 from 69.8 million in December 2015. Our MAUs were 69.3 million in December 2014. The growth rate of our MAUs slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform during 2015 that took time for users to adapt to.

Our Momo mobile application can be downloaded and used free of charge, and we generate our revenues from the various services we offer on the Momo platform. Our revenues increased significantly from US$44.8 million in 2014 to US$134.0 million in 2015 and further to US$553.1 million in 2016. We currently generate our revenues from live video service, value-added service, mobile marketing, mobile games and other services. Our live video service, which was launched in September 2015 and allows users to purchase and send in-show virtual gifts to other users hosting live shows, currently contributes to the largest share of our revenues, generating 68.1% of our net revenues in 2016. We generated 66.5%, 43.6% and 12.2% of our net revenues from value-added service in 2014, 2015 and 2016, respectively, in relation to our membership subscription package that provides members with additional functions and privileges on our platform and, starting in the fourth quarter of 2016, virtual gift service, which allows our users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 4.4%, 25.1% and 4.0%, respectively, of our revenues in 2014, 29.0%, 23.2% and 3.3%, respectively, of our revenues in 2015, and 12.0%, 6.4% and 1.3%, respectively, of our revenues in 2016. We had a net loss of US$25.4 million in 2014, and a net income of US$13.7 million and US$145.3 million in 2015 and 2016, respectively.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android, iOS and Windows platforms, enables users to establish and expand their social relationships based on locations and interests. Momo offers a personal and lively way for users to discover people nearby, and facilitates the connecting, communicating, interacting, and content sharing with others. Momo features various location and interest-based features, including Nearby functions, live broadcast and others. Communications within our platform are supported by multi-media instant messaging tools. Momo’s social features are increasingly integrated with video functions to offer more fun and entertaining contents and to enhance and encourage social interaction between users.

Key features and functionalities offered by the Momo platform include the following:

“Nearby” Functions

Nearby People. This function allows users to find out their approximate distance from each other in real time and is the primary tool through which users can establish and expand their social relationships. Nearby People is organized under our default tab and presents a curated list of nearby users with their profile pictures, relative distances and the time they last checked-in on Momo. The list of nearby people is by default ordered by proximity to the application users. All users can customize the list by viewing nearby people by gender, age and some other attributes. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors.

We also offer Diandian, which appears as a small virtual button overlaid on the Nearby People list. When activated, our recommendation engine will push potential matches to a user based on profile and behavioral data such as interesting places the recommended user has travelled to, favorite books and movies and what interest groups he or she participates in. The user may then swipe left or right to show if he or she is interested in the recommendation. Only users who have mutually shown interests to each other may become Momo friends and message each other.

If a user is interested in finding out more about another user on our platform, he or she can review the User Profile page, which is a function that we offer to provide a quick snapshot of a user. Information featured on this page includes profile pictures, detailed personal information such as name, age, hometown, horoscope, occupation, relationship status, groups joined, interests and favorite books and movies, the user’s historical posts and videos shared as well as the broadcasters that the user follows. Members can also post a voice recording as part of their profile. The profile page also contains a summary providing insights to a user’s behavioral characteristics.

Nearby Video. This is an interactive short video service which allows users to create and share short videos, which can be seen by both nearby users and their followers. Supported by face recognition technology, our short video service also allows users to add fun lenses in the videos, in addition to emoticons, on-screen messages and doodles. Viewers are able to interact with the creator by leaving messages, liking the content, sending virtual gifts, redistributing the content or following the creator.

Message Board. Message Board is an important entry point for users to interact with and learn about other users nearby. It contains a stream of feeds, including status updates, micro-blogs, locations, photos, videos, music and commentaries posted by nearby users, facilitating connections between people in the same neighborhoods. The order of feeds is defined by our algorithm which computes both physical proximity of the content creator and how recent that post is shared. For each feed they create, users can control whether the feed may be viewed by all Momo users, only their friends or only themselves. Users can interact with each other by leaving comments, liking the post or following the creator.

“Live Video” Functions

The Live Video function allows users to live stream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting between broadcasters and viewers. Unlike traditional on-demand video experiences, live video allows the viewers to interact with the broadcasters on a real-time basis and thus facilitates a much more dynamic social experience. For example, a user can request a song from the live broadcaster and a broadcaster can connect a viewer to his or her live video channel through video calls. To provide fun, interactive experience between live broadcasters and viewers, the Live Video function offers interesting features such as customized filters and lenses as well as virtual gifts and associated special effects, some of which are enabled by face recognition and augmented reality technology. For example, a user can pay to put virtual animated cat ears over a broadcaster’s head. Viewers of live video shows may interact with broadcasters using online messages for free or by sending virtual gifts purchased with virtual currency. The live video tab currently consists of “Recommended Live Broadcasts”, which features a curated list of popular performers with certain entertaining talents, “Nearby Live Broadcasts”, which allows users to browse videos streamed by broadcasters nearby, and “New Live Broadcasts”, which presents new broadcasters on the platform.

“Follow” Functions

The Follow tab was introduced in March 2017 to aggregate content that a user chooses to follow and video content our algorithm “thinks” the user might want to follow based his or her interest graph. There are two subsections within the tab. The “Follow” section under the Follow tab contains a stream of feeds created by people followed by the user while the “Recommended” section features premium video content that our recommendation engine, based on the interest graph, believes the user might like or suggests the user to follow.

Other Functions

Other key features and functionalities include the following:

Groups. Our application allows users to create and/or participate in location-based groups created across points of interest and based on residential complexes, educational institutions and commercial buildings. Location-based groups are generally established around a certain topic of interest. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos and exchange messages.

Our users can create groups by first selecting a specific location around which the group is centered, which must be associated with a specific residential complex, educational institution or commercial building, and second, selecting a topic of interest for the group. Our application displays nearby groups created by users as ranked by proximity. A user must apply to join a group, and admission is determined by the creator and managers of the group. In addition to our default distance-based listing of nearby groups, users are also able to search for groups using keywords pertaining to certain points of interest. To further enhance interaction, we also display who among the people that a user has followed are members of a particular group.

Users can propose and organize offline events for the location-based groups. A separate page will be created for an event containing information about the activity such as type, venue and time, based on which group members can decide whether to join the event and confirm attendance. A list of confirmed attendees will be shown on the activity page as well.

Circles. Circles are themed discussion forums that allow users to share feelings and ideas over certain topics. Unlike the Group function, no applications or pre-approvals are needed to participate in discussions in the Circles. Within each of the Circles, a user can create a post or interact with a post by liking it, leaving a comment or redistributing it.

Instant Messaging

Our application is supported by instant messaging function, which allows users to communicate with each other using various forms of messages and expressions including text, emoticons, voice recordings, pictures and video messages, or to engage in real-time communication through a video chat function. Many of our fun and trendy emoticons are inspired by characters in popular culture. One of the key features of our instant messaging function is that the dialogue window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient, and can choose to have their messages removed immediately after being read. Our instant messaging feature also allows users to turn voice messages into text, share their location information, invite other users to games, and send virtual gifts and red envelopes to each other.

Mobile Games

Our application offers games primarily developed by third-party developers, some of which are customized for our platform and user profile. We started to publish games on our platform for third-party developers in 2013, and we launched our first self-developed game in February 2015. As of December 31, 2016, we operated 19 non-exclusive licensed games, six exclusive licensed games and six self-developed games. Games on our platform are designed with a variety of themes, cultural characteristics and features to appeal to different segments of the game player community. Some of the games on our platform have social features and are developed to be enjoyed, shared and played among Momo friends. Our users log into and play our games with their Momo accounts. Such social features contribute to the high player stickiness of mobile games offered on our platform.

Monetization Opportunities

We started monetization in July 2013. We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services.

Live Video Service

We launched our live video service in September 2015. Initially, the service adopted an online live concert format whereby certain talented performers were invited to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. The broadcasters can “go live” and connect with their audience via their mobile phones instead of through professional devices. Their audience will be able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts, for which we shared a portion of the revenues generated with the broadcasters. Until April 2016, we only offered the service to a limited number of talented performers pre-selected carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish.

Value-added Service

Membership Subscription

We provide enhanced membership privileges to users who subscribe to our membership package by paying membership fees. Our memberships are currently divided into two tiers, basic and premium. Enhanced privileges for all members include VIP logos, higher limits on the maximum number of users group and the number of users that the member can follow, access to certain special emoticons, the ability to add a short video and a voice recording to the profile page and to see a list of recent visitors to their profile page, and certain other special features unavailable to the non-members. Additional privileges for our premium members include the abilities to check out visitors to their message boards and to remove advertisements from their feeds.

Virtual Gift Service

We launched our virtual gift service on the Momo platform in the fourth quarter of 2016 to enhance users’ interaction and social networking with each other. Users simultaneously purchase and send the virtual gifts to other users, and we generate revenue from the sales of the virtual gifts.

Mobile Marketing Services

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We provide our customers with analytical tools to enable them to track and improve the effectiveness of their marketing campaigns on our platform. Our advertising and marketing customers include brand marketers, local merchants, application developers and publishers as well as other small and medium-sized businesses and individuals. Our mobile marketing services currently include the following:

In-feed and other marketing solutions. We offer advertising units that appear as feeds on Message Board, Nearby People and Follow. Powered by a proprietary self-serve advertising system with a real-time bidding mechanism, our in-feed marketing solutions are performance-based and serve a wide range of marketers including application developers, local businesses, brand owners, as well as other small and medium-sized businesses and individuals. We offer advertising units in various formats, including text-based content, pictures and video clips. In addition, our advertising system also allows customers to target certain cohorts of users based on their geographic locations, gender, age, type of devices and some other parameters. Our customers can use a combination of the various formats and targeting capabilities to create their marketing campaigns more effectively.

Brand-oriented display ads. We provide brand marketers with various ad formats for them to drive brand awareness through our platform. The forms of advertisements we offer to brand marketers currently include full screen banner ads that appear before the application is loaded and banners on frequently visited pages on our platform.

As the features and functionalities of our platform continue to evolve, we may offer integrated marketing packages that include multiple advertising units such as feeds, banners, video ads and sponsorships in the future.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users and communication within groups, but also broaden our revenue sources. Such games may be developed by third parties, where we share revenues generated by in-game purchases of virtual items with such developers, or developed in-house. We have recently started to scale back from licensed mobile game services and instead focus on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform.

Other Services

Our other services primarily include paid emoticons, gift mall sales and Duobao service, which allows the users to purchase a right to participate in quasi-lucky draw games, in which they have the opportunity of winning physical goods. We generate revenues from Duobao service both through sales of our own inventory and sales of third-party products. We ceased to provide gift mall services and paid emoticons in November 2016 and Duobao service in January 2017, due to the adjustment of our strategic priorities. Our users can still use our emoticons for free, except for certain special emoticons, which only our members can use.

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

Exploration in emerging technological areas

As video continues to gain popularity as a primary way for the users to communicate, share, socialize and have fun on our platform, we are devoting a considerable amount of resources into developing our technological capabilities in areas such as augmented reality, face recognition, image processing including beatification techniques and other emerging territories to make video sharing and streaming a more enjoyable experience for our users.

Content Management and Monitoring

As of the date of this annual report, we have a dedicated team of over 350 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platform and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, Momo users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

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

Branding and Marketing

We primarily attract our users through word-of-mouth and other free channels. Our brand building activities generally comprise purchasing online advertising in the form of text, banner and video, placing TV commercials, and public relations efforts. In January 2017, we hosted our Momo Live Broadcasting 2017 Evening of Surprise, featuring A-list celebrities and popular hosts, in Beijing in order to further promote our brand and live video service. We also acquire users directly through online and offline marketing channels such as search engines, application stores and pre-installations.

Customer Service

As of the date of this annual report, we have a dedicated team of over 60 customer service personnel in our customer service center in Chengdu, China, who support our viewers and broadcasters of live video service, members and mobile game players. Our dedicated customer service team is well-trained on our live video service, membership services and mobile games functionalities. For our users who subscribed to our membership services, our customer service personnel provide around-the-clock support through a members-only toll-free phone number and other online communication channels. Our customer service team helps our members with issues they encounter on our mobile platform, gathers feedback on how to improve our services and receives member complaints and suggestions. Our customer service team also addresses issues that our mobile game players encounter and gathers player feedback on the functionality and popularity of the mobile games we offer.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2016, we had four pending patent applications filed with the State Intellectual Property Office of the PRC. We had registered 132 trademarks and had applied for 154 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We had registered 60 software copyrights and 56 copyrights with the PRC National Copyright Administration. We had also registered 53 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

Seasonality

Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. Historically, there is noticeable downward trends in user activities as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. However, seasonal fluctuations have not historically posed significant operational or financial challenges to us, as such periods tend to be brief and predictable. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Competition

As a mobile social networking platform that also provides live video service, we are subject to intense competition from providers of similar services, as well as potential new types of online services.

Our competitors may have substantially more cash, traffic, technical, performer and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets from customers. We believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our user base, our ad targeting capabilities, our pool of popular live broadcasters, market acceptance of our mobile marketing services and online entertainment services, our marketing and selling efforts, and the strength and reputation of our brand. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.” We also experience significant competition for highly skilled personnel, including management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.”

Insurance

We do not maintain property insurance, business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance.

Regulations

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

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014, and the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises effective in 2016.

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

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog amended in 2015, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.

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

The Ministry of Industry and Information Technology, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the Ministry of Industry and Information Technology or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in March 2016, provision of information services through the internet, such as the operation of our immomo.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from April 10, 2015, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business as well.

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

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended on August 28, 2015. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

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

On April 25, 2016, the SARFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio/Video Program Services, which became effective as of June 1, 2016 and applies to the provision of radio, TV programs and other audio/video programs to targeted audience on TV and all types of handheld electronic equipment. The Provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television (IPTV), private network mobile TV and Internet TV. Anyone who provides private network and targeted transmission audio/video program services must obtain an audio/video program transmission license, with a term of three years, issued by the SARFT and operate its business pursuant to the scope as provided in such license. Foreign-invested enterprises are not allowed to engage in the above referenced business.

On July 7, 2016, the MOC promulgated Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities operating network performance and performers. Entities operating network performance shall be responsible for the service and content post on their website which are provided by performers, perfect the content management mechanism, and shut down the channel and stop the spreading as soon as realize any network performance in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements. The cultural administration authorities or cultural market enforcement authorities of relevant government supervise entities operating network performance and shall investigate all entities operating network performance in their thoroughly and publish any fine or action results or blacklist in time.

On September 2, 2016, the SARFT issued a Notice on Problems regarding Strengthening the Administration of Internet Audio/Video Programs Live Broadcasting Services, which provides that the provision of audio/video live broadcasting of important political, military, economic, social, cultural, sports and other activities and events requires an audio/video program transmission license which covers item (5) under internet audio/video program services category I, and the provision of audio/video live broadcasting of cultural activities by general social organizations, sports events and like activities requires an audio/video program transmission license which covers item (7) under internet audio/video program services category II.

On November 4, 2016, the Cyberspace Administration of China promulgated the Provisions on the Administration of Online Live Broadcasting Services, which became effective as of December 1, 2016. Such Provisions provides that anyone who provides online live broadcasting services through online performances, internet video/audio programs and so forth, shall obtain relevant qualifications as required by laws and regulations.

In November 2016, the SARFT issued a Notice on Strengthening the Administration of Audio/Video Programs Transmission on Weibo, Wechat and Other Internet Social Networking Platforms, which further clarifies that anyone who operates internet audio/video services through Weibo, Wechat and other internet social networking platforms must obtain an audio/video program transmission license and operate its business pursuant to the scope as provided in such license.

As of the date of this annual report, we hold an internet audio/video program transmission license through Zhejiang Shengdian, a wholly-owned subsidiary that we acquired in March 2017.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2017, 24 of the 31 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

On May 24, 2016, the SARFT promulgated the Circular on the Administration over Mobile Game Publishing Services, which became effective as of July 1, 2016. The Circular provides that game publishing service entities shall be responsible for examining the contents of their games and applying for game publication numbers. To apply for publication of domestically-developed mobile puzzle games that are not related to political, military, national or religious topics or contents and have no or simple story lines, entities shall submit the required documents to provincial publication administrative departments at least 20 working days prior to the expected date of online publication (public beta). Entities applying for publication of domestically-developed mobile games that are not included in abovementioned category shall go through stricter procedures, including submitting manager accounts for content review and testing accounts for game anti-indulgence system. Game publishing service entities must set up a specific page to display the information approved by the SARFT, including copyright owner of the game, publishing service entity, approval number, publication number and others, and shall take charge of examining and recording daily updates of the game. For mobile games (including pre-installed mobile games) that have been published and operated online before implementation of this Circular, to maintain the publication and operation of such games online, relevant approval procedures shall be made up by the game publishing service entities and enterprises with the provincial publication administrative departments before December 31, 2016 as required by this Circular. Otherwise, they shall cease to be published or operated online.

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

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the Ministry of Industry and Information Technology or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology. Our ICP license will expire in January 2022.

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

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance, or the MoF, and the State Administration of Taxation, or the SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MoF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MoF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the MoF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 17% for goods sold as of December 31, 2016.

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

Copyright. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and former Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

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

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2016, we had registered 60 software copyrights in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2016, we had 132 registered trademarks and 154 trademark applications in China.

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

On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on June 9, 2016. According to SAFE Circular 16, the foreign exchange capital of FIEs, foreign debt and funds raised through offshore listing may be settled on a discretionary basis, and can be settled at the banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange will be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.

Furthermore, SAFE Circular 16 reiterates that the use of capital by domestic enterprises must adhere to the principles of authenticity and self-use within the business scope of enterprises. The foreign exchange income of capital account and RMB obtained by domestic enterprise from foreign exchange settlement must not be used (i) directly or indirectly for payment beyond the business scope of the enterprises or payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities and investment in wealth management products except for principal-guaranteed bank wealth management products, unless otherwise provided by relevant laws and regulations; (iii) directly or indirectly for extending entrusted loans to non-affiliate enterprises, unless permitted by the scope of business; and/or (iv) for construction or purchase of real estate that is not for self-use, except for foreign-invested real estate enterprises.

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

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Yan Tang, Mr. Yong Li and Mr. Xiaoliang Lei for our financings and share transfer.

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

Notes:

(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who hold 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. The shareholders of Beijing Momo are shareholders, directors or officers of Momo Inc.
(2)	QOOL Media (Tianjin) Co., Ltd. is a joint venture established in November 2016 and has minimum operation as of the date of this annual report.

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

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo, and the shareholders of Beijing Momo. Beijing Momo IT has also entered into an exclusive cooperation agreement and a supplemental agreement with each of Chengdu Momo and Tianjin Heer.

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

Exclusive cooperation agreements. Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Beijing Momo and Chengdu Momo, respectively, on August 31, 2014 to supersede the exclusive technology consulting and management services agreement signed in April 2012 between Beijing Momo IT and Beijing Momo. In May 2016, Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Tianjin Heer. Pursuant to the aforesaid exclusive cooperation agreements, each as amended, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo and Tianjin Heer and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo and Tianjin Heer will maintain a pre-determined level of operating profit and remit any excess operating profit to Beijing Momo IT as consideration for the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT. Each agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT. Beijing Momo IT may terminate the agreement at any time with a 30-day notice to Beijing Momo, Chengdu Momo and Tianjin Heer, as applicable, but Beijing Momo, Chengdu Momo and Tianjin Heer may not terminate the agreement.

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

Beijing Momo IT also entered into an exclusive cooperation agreement and a supplemental agreement with Chengdu Momo and Tianjin Heer on August 31, 2014 and May 1, 2016, respectively, which agreements are substantially similar to the ones entered into between Beijing Momo IT and Beijing Momo described above.

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 17,992 square meters of office space in Beijing, Chengdu, Tianjin, Shanghai, Guangzhou and San Francisco as of March 31, 2017. These leases vary in duration from two to four years.

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

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our paying users for the various services we offer to users, including live video service, value-added service, online games and other services. For 2016, we generated our revenues primarily from live video service, which was launched in September 2015, and membership subscription, which had been our major revenue source until 2016 and forms part of our value-added service. The number of paying users for our live video service increased from 0.2 million in 2015 to 5.6 million in 2016. For membership subscription, which is one of our value-added services, we had 2.9 million members as of December 31, 2015, same as the number of members as of December 31, 2014. Our members increased from 2.9 million as of December 31, 2015 to 3.5 million as of December 31, 2016. The number of paying users of our mobile games on the Momo platform increased from 0.5 million in 2014 to 1.5 million in 2015 and then decreased to 0.8 million in 2016. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and strategies we pursue to achieve active user growth at reasonable costs and expenses.

We have experienced rapid user growth since our inception, although such rate of growth slowed significantly in 2015 and regained growth momentum in 2016. Our MAUs were 69.8 million and 69.3 million in December 2015 and December 2014, respectively. Our MAUs increased from 69.8 million in December 2015 to 81.1 million in December 2016. The growth rates of our MAUs and number of members have slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to. The growth rates of our MAUs and number of members regained momentum in 2016 primarily as a result of the popularity of our recently introduced live video service, as well as other new social functions and entertaining contents on our platform.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.

Monetization. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. For mobile games, we have recently started to scale back from licensed mobile game services and instead focus on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 456 as of December 31, 2014 to 779 as of December 31, 2015 and further to 924 as of December 31, 2016. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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

United States

Our subsidiary incorporated in the United States is subject to state income tax and federal income tax at different tax rates, depending on taxable income levels. As our U.S. subsidiary did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2016.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income in 2014, 2015 or 2016.

People’s Republic of China

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Chengdu Momo qualified as a western China development enterprise and the income tax rate was 15% in 2014 and 2015. Chengdu Momo is in the process of applying for the western China development enterprise status. Chengdu Momo applied the same preferential income tax rate of 15% in 2016 and the renewal of recognition of Chengdu Momo as a western China development enterprise has been accepted by the competent tax authorities recently. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25%.

We have recognized income tax expense of nil, US$0.1 million and US$5.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Effective from May 1, 2016, PRC tax authorities collect VAT in lieu of business tax in all regions and industries. All of our entities were subject to VAT at rate of 6% for services provided and 17% for goods sold as of December 31, 2016. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing PRC tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

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

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Net revenues	44,755	100.0	133,988	100.0	553,098	100.0
Live video service	—	—	1,231	0.9	376,925	68.1
Value-added service	29,756	66.5	58,462	43.6	67,603	12.2
Mobile marketing services	1,975	4.4	38,885	29.0	66,339	12.0
Mobile games	11,237	25.1	31,082	23.2	35,453	6.4
Other services	1,787	4.0	4,328	3.3	6,778	1.3
Cost and expenses
Cost of revenues	(15,762)	(35.2)	(30,312)	(22.6)	(241,463)	(43.7)
Research and development expenses	(9,264)	(20.7)	(23,265)	(17.4)	(31,399)	(5.7)
Sales and marketing expenses	(35,538)	(79.4)	(52,631)	(39.3)	(97,173)	(17.6)
General and administrative expenses	(10,354)	(23.2)	(22,879)	(17.0)	(38,983)	(7.0)

Total cost and expenses	(70,918)	(158.5)	(129,087)	(96.3)	(409,018)	(74.0)

Other operating income	26	0.1	713	0.5	406	0.1
(Loss) Income from operations	(26,137)	(58.4)	5,614	4.2	144,486	26.1
Interest income	722	1.6	7,805	5.8	8,194	1.5
Impairment loss on long-term investments	—	—	—	—	(5,765)	(1.0)

(Loss) Income before income tax and share of income on equity method investments	(25,415)	(56.8)	13,419	10.0	146,915	26.6
Income tax expense	—	—	(92)	(0.1)	(5,136)	(0.9)

(Loss) Income before share of income on equity method investments	(25,415)	(56.8)	13,327	9.9	141,779	25.7
Share of income on equity method investments	—	—	370	0.3	3,471	0.6

Net (loss) income	(25,415)	(56.8)	13,697	10.2	145,250	26.3

Comparison of the Years Ended December 31, 2014, 2015 and 2016

Net revenues

We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from mobile games developed by third-party game developers and from self-developed mobile games. Mobile games revenues generated by third-party game developers are presented net of revenue sharing with game developers, commission fees made to third-party application stores and other payment channels, value-added taxes and surcharges. Mobile games revenues derived from self-developed games are recorded on a gross basis. Net revenues increased significantly from US$134.0 million in 2015 to US$553.1 million in 2016, primarily due to a significant increase in net revenues from live video service, mobile marketing services and value-added service. Net revenues increased significantly from US$44.8 million in 2014 to US$134.0 million in 2015, primarily due to a significant increase in net revenues from value-added service, mobile marketing services and mobile games.

Live video service

We started to offer live video services on our Momo platform in September 2015. We generate revenues when users purchase and send in-show virtual gifts to broadcasters. We launched live video service in September 2015. Initially, the service adopted an online live concert format whereby we invited certain talented performers to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. Until April 2016, we only offered the service to a limited number of talented performers pre-selected carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish. Our live video service revenues increased significantly to US$376.9 million in 2016 from US$1.2 million in 2015, primarily due to the increase in the number of broadcasters and paying users for our live video service as a result of the above-mentioned changes of the service from 2015 to 2016. The number of paying users for our live video service increased from 0.2 million in 2015 to 5.6 million in 2016.

Value-added service

Value-added service comprises membership subscription and virtual gift service. Momo users can become members by paying monthly, quarterly, semi-annual or annual membership fees. Momo members are entitled to additional functionalities and privileges on our mobile application. We offer four basic membership subscription packages, priced at RMB12 (US$1.7) per month, RMB30 (US$4.3) per three months, RMB60 (US$8.6) per six months and RMB108 (US$15.6) per year, respectively. Additionally, in June 2015, we introduced our four premium membership subscription packages, priced at RMB30 (US$4.3) per month, RMB88 (US$12.7) per three months, RMB168 (US$24.2) per six months and RMB298 (US$42.9) per year, respectively, representing an increase in price from the basic membership subscription packages of 150%, 193%, 180% and 176%, respectively. We started to offer virtual gift service on our platform in the fourth quarter of 2016.

2016 compared to 2015. Revenues from our value-added service increased 15.6% to US$67.6 million in 2016 from US$58.5 million in 2015, primarily driven by (i) an increase in membership subscription revenue as a result of an increase in average revenue per member from US$18.3 in 2015 to US$20.0 in 2016, as more members bought our premium membership package, and an increase in the number of our members from 2.9 million as of December 31, 2015 to 3.5 million as of December 31, 2016, and (ii) revenues amounted to US$1.7 million from our virtual gift service, which was launched in the fourth quarter of 2016. Average revenue per member in a year is calculated by dividing (i) the membership subscription revenues in such year by (ii) (A) the sum of the number of members as of March 31, June 30, September 30 and December 31 of such year (B) divided by 4.

2015 compared to 2014. Revenues from our value-added service increased 96.5% to US$58.5 million in 2015 from US$29.8 million in 2014, primarily driven by the increase in average revenue per member, due to the premium membership introduced in June 2015, and, to a lesser extent, the increase in the number of our members. Average revenue per member increased from US$14.5 in 2014 to US$18.3 in 2015. During 2014, the number of members generally increased gradually since the beginning of the year to reach 2.9 million as of December 31, 2014. During the first half of 2015, the number of members continued to generally increase and reached a peak of 3.5 million as of June 30, 2015. The number of members then gradually decreased during the second half of 2015 and reached 2.9 million as of December 31, 2015. Although the number of members remained similar at 2.9 million as of December 31, 2014 and 2015, more members contributed membership subscription revenues in 2015 as compared with 2014. The growth rate of our number of members has slowed down in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that take time for users to adapt to.

Mobile marketing services

Our mobile marketing services currently include in-feed marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.

2016 compared to 2015. Mobile marketing services revenues increased 70.6% to US$66.3 million in 2016 from US$38.9 million in 2015, primarily due to an increase in revenue of US$29.2 million from our in-feed advertising services as a result of an increase in effective cost per mille (eCPM) of our in-feed advertising service as well as better sell-through of our existing advertisement inventories, partially offset by a decrease in revenue of US$1.7 million from our brand-oriented display ads.

2015 compared to 2014. Mobile marketing services revenues increased significantly to US$38.9 million in 2015 from US$2.0 million in 2014, primarily due to an increase in revenue of US$30.3 million from our recently launched advertising services, including the improving efficiency of our proprietary in-feed marketing solutions launched in the second quarter of 2015, and third-party strategic partnerships with Alibaba and 58.com that were launched at the end of 2014. In addition, there was a stronger demand for display banners from brand marketers, which resulted in an increase in revenue of US$6.6 million from our brand-oriented display ads.

Mobile games

As of December 31, 2016, we had three types of mobile game services, namely non-exclusive licensed mobile game services, exclusive licensed mobile game services and self-developed mobile game services. For non-exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and we share user payments with such game developers. Game developers may offer their games on other platforms in addition to ours. For exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and our platform is the only one through which players can access such games. In addition to licensed mobile games, we also operate self-developed mobile games on our mobile game platform. As of December 31, 2016, we operated 19 non-exclusive licensed games, six exclusive licensed games and six self-developed games. We expect the number of games operated on our platform to fluctuate quarter by quarter. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

2016 compared to 2015. Our mobile games revenues increased 14.1% to US$35.5 million in 2016 from US$31.1 million in 2015, primarily due to an increase in revenue from a new self-developed game which we launched in the second quarter of 2016 and for which we recognized revenue on a gross basis, partially offset by a decrease in revenue from existing games. The number of paying users of our mobile games on the Momo platform decreased by 46.7% from 1.5 million in 2015 to 0.8 million in 2016.

2015 compared to 2014. Our mobile games revenues increased significantly to US$31.1 million in 2015 from US$11.2 million in 2014, primarily due to the launch of 22 new games in 2015 resulting in more paying users. The number of paying users of our mobile games on the Momo platform increased from 0.5 million in 2014 to 1.5 million in 2015, representing a 200% increase.

Other services

Our other services include Duobao service, paid emoticons and gift mall sales.

2016 compared to 2015. Other services revenues increased 56.6% to US$6.8 million in 2016 from US$4.3 million in 2015, primarily due to our new business Duobao service.

2015 compared to 2014. Other services revenues were US$4.3 million in 2015, compared to US$1.8 million in 2014. The growth in other services revenues from 2014 to 2015 was primarily due to an increase in revenues from the sale of paid emoticons.

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, commission fees, bandwidth costs, labor costs, depreciation and other costs.

Revenue sharing primarily include payments to broadcasters and agencies for our live video service, self-developed mobile game subcontractors and virtual gift recipients. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video service, self-developed mobile games, paid emotions and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. We expect our cost of revenues to increase in the future as we continue to expand our services, as well as to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2014		2015		2016
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues:
Revenue sharing	—	—	1,099	3.6	173,934	72.0
Commission fees	4,202	26.7	7,348	24.2	21,598	8.9
Bandwidth costs	6,425	40.7	8,064	26.6	17,297	7.2
Labor costs	1,395	8.9	4,848	16.0	10,537	4.4
Depreciation	1,748	11.1	4,637	15.3	5,933	2.5
Other costs	1,992	12.6	4,316	14.3	12,164	5.0

Total cost of revenues	15,762	100.0	30,312	100.0	241,463	100.0

2016 compared to 2015. Our cost of revenues increased significantly from US$30.3 million in 2015 to US$241.5 million in 2016, primarily due to a US$172.8 million increase in revenue sharing resulting from an increase in live video service revenue, a US$14.3 million increase in commission fees resulting from an increase in fees to payment channels due to a higher volume of cash collection through such channels, a US$9.2 million increase in bandwidth costs, a US$5.7 million increase in labor costs resulting from an increase in the number of employees involved in the operation of our platform, and a US$1.3 million increase in depreciation and amortization costs, which were driven by additional services and functions introduced on the Momo platform.

2015 compared to 2014. Our cost of revenues increased 92.3% from US$15.8 million in 2014 to US$30.3 million in 2015, primarily due to a US$3.5 million increase in labor costs resulting from an increase in the number of employees involved in the operation of our platform, a US$3.1 million increase in commission fees which was driven by the growth of our revenues, a US$2.9 million increase in depreciation costs and a US$2.2 million in bandwidth costs, which were driven by strong traffic growth.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and to further enhance our big data analytical capabilities.

2016 compared to 2015. Our research and development expenses increased by 35.0% from US$23.3 million in 2015 to US$31.4 million in 2016. This increase was primarily due to a US$7.4 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 319 as of December 31, 2015 to 367 as of December 31, 2016.

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

2016 compared to 2015. Our sales and marketing expenses increased by 84.6% from US$52.6 million in 2015 to US$97.2 million in 2016, primarily due to a US$27.4 million increase in marketing and promotional expenses to enhance our brand awareness, attract new users and promote our live video service, and a US$14.3 million increase in salaries and other benefits for our sales and marketing personnel. Our sales and marketing headcount increased from 274 as of December 31, 2015 to 337 as of December 31, 2016.

2015 compared to 2014. Our sales and marketing expenses increased from US$35.5 million in 2014 to US$52.6 million in 2015, primarily due to a US$13.7 million increase in salaries and other benefits for our sales and marketing personnel. Our sales and marketing headcount increased from 148 as of December 31, 2014 to 274 as of December 31, 2015.

General and administrative expenses

General and administrative expenses consist primarily of salaries and expenses, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows.

2016 compared to 2015. Our general and administrative expenses increased from US$22.9 million in 2015 to US$39.0 million in 2016. This increase was primarily due to a US$13.1 million increase in salaries and other benefits, including share-based compensation expenses, for our general and administrative personnel, and a US$3.4 million increase in expense of writing off prepayments to game developers due to termination of certain game licensing contracts or inability to recover certain prepaid costs as a result of poor performance of games.

2015 compared to 2014. Our general and administrative expenses increased from US$10.4 million in 2014 to US$22.9 million in 2015. This increase was primarily due to a US$7.7 million increase in salaries and other benefits, including share-based compensation expenses, for our general and administrative personnel, a US$1.6 million increase in professional fees for legal, auditing and other services and a US$1.4 million increase in expense of writing off prepayments to game developers due to termination of certain game licensing contracts.

Net (loss) income

2016 compared to 2015. Primarily as a result of the foregoing, our net income increased from US$13.7 million in 2015 to US$145.3 million in 2016.

2015 compared to 2014. Primarily as a result of the foregoing, we recorded net income of US$13.7 million in 2015, compared to net loss of US$25.4 million in 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Revenue Recognition

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. We principally derive our revenues from live video service, value-added service, mobile marketing services, mobile games, and other services.

Live Video Service. We provide live video service whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual gifts. Broadcasters can either host the performance on their own or join a broadcaster agency. Users purchase virtual gifts from us and simultaneously present them to broadcasters to show their support. We determine the prices of virtual gifts and generate revenue from the sales of virtual gifts upon purchase. Under the arrangements with broadcasters or broadcaster agency, we share with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as we have determined that we act as the principal to fulfill all obligations related to the live video services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues.

Value-added Service. Value-added service comprises membership subscription and virtual gift service. Membership subscription is a service package that enables members to enjoy additional functions and privileges. The contract periods for the membership subscription are one month, one quarter, six months and one year. All membership subscription is non-refundable. We collect membership subscription in advance and record it as deferred revenue. Revenues are recognized ratably over the contract period for the membership subscription services. Virtual gift service was launched on the Momo platform in 2016 to enhance users’ interaction and social networking with each other. Users simultaneously purchase and send the virtual gifts to other users. Revenue recognized related to virtual gift services is insignificant for each of the years presented.

Mobile Marketing. We provide advertising and marketing solutions to customers, enabling them to promote their brands and to conduct effective marketing activities through our mobile application.

(i) Display-based online mobile marketing services

For display-based online mobile marketing services such as banners and location-based advertising on mobile applications, we recognize revenue ratably over the period that the mobile marketing service is provided commencing on the date the customer’s advertisement is displayed, or on the number of times that the advertisement has been displayed for advertising arrangements based on cost per thousand impressions.

(ii) Performance-based mobile marketing services

We enable advertising customers to place links on our mobile platform on a pay-for-effectiveness basis, which is referred as cost for performance model. We charge fees directly from advertising customers based on the effectiveness of advertising links, which is measured by active clicks. We estimate revenue based on our internal data, which are confirmed by the respective customers, or based on a fixed unit price.

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

(i) Non-exclusive licensed mobile games services

We enter into non-exclusive agreements with game developers and offer our mobile game platform for the mobile games developed by such game developers. We have determined that we have no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual games (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from zero to six days after purchase of the in-game currencies.

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

If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics in the market. As of December 31, 2016, we operated six games under exclusive arrangements and the estimated period of the player relationship ranged from 20 to 99 days.

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

Self-developed mobile games

In February 2015, we launched the first self-developed game on our platform and started to generate revenues by in-game sales of virtual item. We have determined that we have an implied obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the average playing period of the paying players, and accordingly, we recognize the revenues ratably over the estimated period of player relationship starting from the point in time when the players purchase the virtual items and when all other revenue recognition criteria are met. The estimated period of player relationship of our six self-developed games ranged from 20 to 110 days for the year ended December 31, 2016. We recognize revenue derived from our self-developed mobile games on a gross basis as we act as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Other Services. Other services primarily include Duobao service and paid emoticons.

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

Share-based Compensation

All share-based awards to employees and management, including share options, restricted shares and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed and recognized over the period the services are provided.

The following table sets forth certain information regarding the share options granted under our 2012 Plan and 2014 Plan to our employees, management and non-employees at different dates in 2014, 2015 and 2016.

Grant Date	No. of Options Grant	Exercise Price per Option		Weighted Average Fair Value per Option at the Grant Dates		Intrinsic Value per Option at the Grant Dates		Type of Valuation
March 1, 2014	4,593,526	US$	0.1404	US$	3.87	US$	3.86	Retrospective
October 29, 2014	2,963,500	US$	0.0002	US$	6.75	US$	6.75	Contemporaneous
April 22, 2015	2,975,397	US$	0.0002	US$	5.60	US$	5.60	Contemporaneous
May 4, 2015	2,752,000	US$	0.0002	US$	5.63	US$	5.63	Contemporaneous
August 13, 2015	476,000	US$	0.0002	US$	7.86	US$	7.86	Contemporaneous
October 15, 2015	1,535,525	US$	0.0002	US$	6.51	US$	6.51	Contemporaneous
November 13, 2015	93,000	US$	0.0002	US$	6.34	US$	6.34	Contemporaneous
March 31, 2016	2,585,860	US$	0.0002	US$	5.62	US$	5.62	Contemporaneous
June 16, 2016	2,330,000	US$	0.0002	US$	5.585	US$	5.585	Contemporaneous
July 6, 2016	1,247,000	US$	0.0002	US$	4.955	US$	4.955	Contemporaneous
October 15, 2016	220,000	US$	0.0002	US$	11.75	US$	11.75	Contemporaneous
December 30, 2016	1,194,262	US$	0.0002	US$	9.19	US$	9.19	Contemporaneous

We estimated the fair value of share options on the date of grant using the binomial tree pricing model before we completed our initial public offering and the Black-Sholes pricing model after we completed our initial public offering. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	2014	2015	2016
Risk-free interest rate	2.44%-3.25%	2.15%-2.19%	1.75%~2.70%
Contractual term (number of years)	10	10	10
Expected volatility	53.70%-57.50%	55.30%-55.70%	52.5%~55.3%
Expected dividend yield	0.00%	0.00%	0.00%

The following table sets forth certain information regarding the restricted share units granted under our 2014 Plan to certain directors.

Grant Date	No. of Restricted Share Units Grant	Weighted Average Fair Value per Restricted Share Units at the Grant Date	Type of Valuation
December 11, 2014	40,001	US$8.51	Contemporaneous
May 17, 2016	200,000	US$6.50	Contemporaneous

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

As of December 31, 2016, we have financed our operations primarily through the issuance of preferred shares in private placements and net cash provided by operating activities. As of December 31, 2014 and 2015 and 2016, we had US$451.0 million, US$169.5 million and US$257.6 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

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

As a result, our PRC subsidiary, consolidated affiliated entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2016, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$109.0 million. As of December 31, 2016, we held cash and cash equivalents of US$11.5 million in aggregate outside of the PRC and US$246.1 million in aggregate in the PRC, of which US$245.9 million was denominated in RMB and US$0.2 million was in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of US$13,396 and RMB1,452.5 million (US$209.2 million), and our consolidated affiliated entity and its subsidiaries held cash and cash equivalents in the amount of US$0.2 million and RMB254.5 million (US$36.7 million).

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

Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$2.6 million, US$6.5 million and US$9.1 million in 2014, 2015 and 2016, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(in US$ thousands)
Net cash (used in) provided by operating activities	(5,933)	57,252	218,311
Net cash used in investing activities	(9,549)	(333,380)	(118,348)
Net cash provided by (used in) financing activities	412,256	(2,233)	14
Effect of exchange rate changes on cash and cash equivalents	(1,180)	(3,138)	(11,882)

Net increase in (decrease by) cash and cash equivalents	395,594	(281,499)	88,095
Cash and cash equivalents at beginning of period	55,374	450,968	169,469

Cash and cash equivalents at end of period	450,968	169,469	257,564

Anticipated Use of Cash

We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have.

Operating Activities

Net cash provided by operating activities amounted to US$218.3 million in 2016, which was primarily attributable to a net income of US$145.3 million, adjusted for non-cash items of US$42.4 million and an increase of US$30.6 million in working capital. The non-cash items primarily included US$31.7 million in share-based compensation expenses, US$8.4 million in depreciation on property and equipment and US$5.8 million in impairment loss on long-term investments, partially offset by US$3.5 million of investing income. The increase in working capital was primarily attributable to an increase in accounts payable of US$32.0 million, an increase in accrued expenses and other current liabilities of US$15.5 million and an increase in deferred revenue of US$15.5 million, which was partially offset by an increase in accounts receivable of US$23.0 million and an increase in prepaid expenses and other current assets of US$15.6 million. The increase in accounts payable was mainly attributable to the increase in revenue-sharing payable to live broadcasters and game developers. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payroll and welfare payable due to increased headcount and increased salaries, and (ii) an increase in marketing promotional fees payable, partially offset by a decrease in payable to employees for exercise of stock options. The increase in deferred revenue was mainly attributable to the increase of number of paying users for our live video service, the increase of our members and membership subscription fees that our members paid in advance, as well as the increase in mobile marketing revenues and mobile games revenues paid in advance. The increase in accounts receivable was mainly attributable to an increase in revenues collected through third-party application store and other payment channels. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in advance payment made to advertisement suppliers, (ii) an increase in customer advance payment at a third-party payment channel, which is cash deposited at the third-party payment channel by us for the broadcasters to withdraw their revenue sharing, (iii) an increase in game promotions fees paid on behalf of game developers and (iv) an increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and services.

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

Investing Activities

Net cash used in investing activities amounted to US$118.3 million in 2016, which was primarily attributable to purchase of term deposits, payment and prepayment of long-term investments, and purchase of servers, computers and other equipment, partially offset by cash received on maturity of term deposits.

Net cash used in investing activities amounted to US$333.4 million in 2015, which was primarily attributable to purchase of term deposits, purchase of servers, computers and other equipment, and payment and prepayment of long-term equity investments.

Net cash used in investing activities amounted to US$9.5 million in 2014, which was primarily attributable to our purchase of servers, computers and other equipment and payments for leasehold improvements for our new office in Beijing, which we have occupied since June 2014.

Financing Activities

Net cash provided by financing activities amounted to US$14,000 in 2016, which was primarily attributable to cash received for exercise of options awarded under our share incentive plans, which was partially offset by a deferred payment on the purchase of fixed assets.

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

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$109.0 million as of December 31, 2016.

Capital Expenditures

Our capital expenditures amounted to US$8.7 million, US$13.5 million and US$7.3 million in 2014, 2015 and 2016, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for approximately 40% of our employees as of December 31, 2016. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2014, 2015 and 2016, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$9.3 million, US$23.3 million and US$31.4 million, respectively. For the year ended December 31, 2016, our research and development expenditures represented 5.7% of our total revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$3.0 million, US$3.7 million and US$4.7 million for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows:

	Total	2017	2018	2019	2020 and thereafter
	(in US$ thousands)
Operating lease	8,847	5,547	2,644	360	296

As of December 31, 2016, we were also obligated to pay US$2.9 million for the subscription of partnership interest and equity interest in certain long-term investees under various arrangements.

Other than the operating lease and investment commitments shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2016.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	38	Chairman and Chief Executive Officer
Yong Li	42	Independent Director
Sichuan Zhang	33	Director and President of U.S. Operations†
David Ying Zhang	43	Director
Joseph C. Tsai	53	Director
Neil Nanpeng Shen	49	Independent Director
Feng Yu	53	Independent Director
Benson Bing Chung Tam	53	Independent Director
Dave Daqing Qi	53	Independent Director
Xiaoliang Lei	33	Co-president
Jonathan Xiaosong Zhang	53	Chief Financial Officer
Li Wang	33	Chief Operating Officer and Co-president

Note:

†	Ms. Zhang will resign from her position as our President of U.S. Operations effective on April 30, 2017, and she will remain as a director of our company.

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

Ms. Sichuan Zhang has been our director since April 2012 and the president of our U.S. operations since June 2014. Ms. Zhang will resign from her position as our President of U.S. Operations effective on April 30, 2017, and she will remain as a director of our company. Ms. Zhang joined the company in July 2011 and was responsible for product design, then marketing strategies and executions. Prior to joining our company, from June 2009 to February 2011, she co-founded 4 Degrees Motion Design, an advertising design firm. She was an art director of Modern Media, a Chinese media company, from January 2009 to May 2009, a senior designer of Phoenix New Media Limited (NYSE: FENG) from January 2008 to January 2009, and a web designer of NetEase from March 2006 to April 2007. Ms. Zhang received her bachelor’s degree in South China Normal University in 2005. Ms. Zhang is the wife of Mr. Yan Tang.

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

Mr. Joseph C. Tsai has been our director since February 2016. Mr. Tsai joined Alibaba Group in 1999 as a member of its founding team and has served as Alibaba Group’s executive vice chairman since May 2013. He has been a non-executive director of Alibaba Health Information Technology Limited (SEHK: 0241) since September 2015. Mr. Tsai previously served as Alibaba Group’s chief financial officer and has been a member of Alibaba Group’s board of directors since its formation. From 1995 to 1999, Mr. Tsai worked in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, Mr. Tsai was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Mr. Tsai was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Mr. Tsai serves on the boards of directors of several of Alibaba Group’s investee companies. Mr. Tsai is qualified to practice law in the State of New York. He received his bachelor’s degree in economics and East Asian studies from Yale College and a juris doctor degree from Yale Law School.

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

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (NASDAQ: SOHU), iKang Healthcare Group (NASDAQ: KANG), Jutal Offshore Oil Services Limited (HKEx: 3303) and Reorient Group Limited (HKEx: 0376), as well as Wanda Commercial Properties Co., Limited. He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively. Dr. Qi is currently a member of the American Accounting Association.

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

Mr. Li Wang has been our chief operation officer since June 2014 and our co-president since April 2017. Mr. Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

B.	Compensation

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately US$6.8 million in cash to our executive officers, and we paid an aggregate of approximately US$290,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2017, options to purchase 30,787,026 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 14,574,278 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 19,865,420 Class A ordinary shares. As of March 31, 2017, we have granted options to purchase 17,654,048 Class A ordinary shares and 340,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 13,686,533 Class A ordinary shares remained outstanding and 237,500 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2017, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	4,500,000	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Sichuan Zhang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	December 30, 2016	December 29, 2026
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Jonathan Xiaosong Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Li Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Other individuals as a group	852,250	0.0327	November 1, 2012	October 31, 2022
	1,186,856	0.1404	October 10, 2013	October 9, 2023
	628,716	0.1404	March 1, 2014	February 28, 2024
	1,127,796	0.0002	October 29, 2014	October 28, 2024
	983,669	0.0002	April 22, 2015	April 21, 2025
	1,297,930	0.0002	May 4, 2015	May 3, 2025
	144,826	0.0002	August 13, 2015	August 12, 2025
	956,513	0.0002	October 15, 2015	October 14, 2025
	70,688	0.0002	November 13, 2015	November 12, 2025
	2,130,000	0.0002	June 16, 2016	June 15, 2026
	1,181,250	0.0002	July 6, 2016	July 5, 2026
	220,000	0.0002	October 15, 2016	October 14, 2026
	296,000	0.0002	December 30, 2016	December 29, 2026
	28,000	0.0002	January 3, 2017	January 2, 2027

Total	28,260,811

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2017, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant	Date of Expiration
Benson Bing Chung Tam	*	May 17, 2016	May 16, 2026
	*	March 7, 2017	March 6, 2027
Dave Daqing Qi	*	May 17, 2016	May 16, 2026
	*	March 7, 2017	March 6, 2027

Total	237,500

BVI Plan

In January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. The maximum number of ordinary shares issuable pursuant to awards granted under the BVI Plan is 30,000,000. The BVI Plan is administered by the board of directors of Momo BVI or one or more committees thereof, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the BVI Plan, Momo BVI may grant options, restricted shares or unrestricted ordinary shares to directors of Momo BVI, officers or employees of Momo BVI or its affiliates, or consultants to Momo BVI or its affiliates.

In 2015, Momo BVI granted options to purchase a total of 10,550,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly-owned subsidiary incorporated in Delaware, with exercise prices ranging from US$0.10 to US$0.11 per share. Of such awards, options to purchase an aggregate of 8,000,000 shares remained outstanding as of March 31, 2017.

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

We had 456, 779 and 924 employees as of December 31, 2014, 2015 and 2016, respectively. Geographically, as of December 31, 2016, we had 738 employees in Beijing, 95 employees in Chengdu, 77 employees in Shanghai, 11 employees in Guangzhou and three employees in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2016.

As of December 31, 2016
Function:
Research and development	367
Customer service, sales and marketing	337
Operations	122
General administration	98

Total	924

In addition to our full-time employees, we used 415 contract workers dispatched to us by staffing agencies as of December 31, 2016. These contract workers are primarily responsible for content management and monitoring and for customer service.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2017 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on a total of 394,312,495 outstanding ordinary shares of our company as of the date of March 31, 2017, comprising (i) 308,426,125 Class A ordinary shares, excluding the 7,446,257 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 85,886,370 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A	Class B
Directors and executive officers**:	Ordinary Shares	Ordinary Shares	%(1)	%(2)
Yan Tang(3)	13,231,306	85,886,370	24.8	74.4
Yong Li(4)	14,646,899	—	3.7	1.3
Sichuan Zhang(5)	13,231,306	85,886,370	24.8	74.4
David Ying Zhang(6)	42,598,741	—	10.8	3.6
Joseph C. Tsai(7)	—	—	—	—
Neil Nanpeng Shen(8)	12,071,130	—	3.1	1.0
Feng Yu(9)	11,643,820	—	3.0	1.0
Benson Bing Chung Tam(10)	—	—	—	—
Dave Daqing Qi(11)	—	—	—	—
Xiaoliang Lei(12)	10,222,911	—	2.6	0.9
Jonathan Xiaosong Zhang(13)	*	—	*	*
Li Wang(14)	*	—	*	*
All directors and executive officers as a group	109,964,956	85,886,370	48.4	82.3

Principal Shareholders:
Gallant Future Holdings Limited(15)	8,000,000	85,886,370	23.8	74.3
Matrix Partners China II Hong Kong Limited(16)	41,719,433	—	10.6	3.6

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Except for Messrs. Yong Li, David Ying Zhang, Joseph C. Tsai, Neil Nanpeng Shen, Feng Yu, Mr. Benson Bing Chung Tam and Mr. Dave Daqing Qi, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 394,312,495 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2017. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
(3)	Includes (i) 8,000,000 Class A ordinary shares represented by ADSs and 85,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 4,393,806 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans, and (iii) 837,500 Class A ordinary shares that Ms. Sichuan Zhang, the wife of Mr. Tang, is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by Ms. Zhang under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang.

(4)	Represents 14,646,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.
(5)	Includes (i) 8,000,000 Class A ordinary shares represented by ADSs and 85,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, a British Virgin Islands company that is wholly owned by a family trust controlled by Mr. Yan Tang, the husband of Ms. Zhang, (ii) 4,393,806 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans, and (iii) 837,500 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by her under our share incentive plans.
(6)	Represents (i) 32,770,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited, and (ii) 8,948,536 Class A ordinary shares represented by ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 5 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on April 7, 2017, (iii) 310,558 Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang, and (iii) Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2017. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.
(7)	The business address of Mr. Tsai is 26/F, Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(8)	Represents, as reported on the Amendment No. 1 to Schedule 13D jointly filed by the Sequoia Funds (as defined below) on March 9, 2017: (i) 1,341,237 Class A ordinary shares held by SCC Growth I Holdco A, Ltd., a Cayman Islands exempted company, (ii) 7,376,801 Class A ordinary shares held by Sequoia Capital China GF Holdco III-A, Ltd., a Cayman Islands exempted company, and (iii) 3,353,092 Class A ordinary shares held by SC China Growth III Co-Investment 2014-A, L.P., a Cayman Islands exempted limited partnership. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2017. SCC Growth I Holdco A, Ltd., Sequoia Capital China GF Holdco III-A, Ltd. and SC China Growth III Co-Investment 2014-A, L.P. are herein collectively referred to as the Sequoia Funds. The shareholders of SCC Growth I Holdco A, Ltd. are Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P. and Sequoia Capital China GF Principals Fund I, L.P. (collectively, the “GF I Funds”). The general partner of each of the GF I Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. The general partner of SC China Growth III Co-Investment 2014-A, L.P. is SC China Growth III Management L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Shen. As a result, Mr. Shen may be deemed to share voting and investment power with respect to the shares held by the Sequoia Funds. The business address of Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road Chaoyang District, Beijing 100027, China.
(9)	Represents 11,643,820 Class A ordinary shares held by Rich Moon Limited. Rich Moon Limited is 77.8% owned by Yunfeng Fund II, L.P., or YF Fund II, and 22.2% owned by Yunfeng Moon Co-invest, L.P., or YF Moon. The general partner of YF Fund II is Yunfeng Investment II, L.P. and the general partner of YF Moon is Yunfeng Moon Co-Invest GP, Ltd. Both general partners are in turn managed by their general partner, Yunfeng Investment GP II, Ltd. Mr. Yu has the sole power to direct the voting and disposition of shares of our company directly or indirectly held by Yunfeng Investment GP II, Ltd. The business address of Mr. Yu is Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong.
(10)	The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.
(11)	The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.
(12)	Represents (i) Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans, and (ii) 5,000,000 Class A ordinary shares represented by ADSs and 9,087,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei.
(13)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans.
(14)	Represents Class A ordinary shares that Mr. Wang has the right to acquire within 60 days from March 31, 2017 upon exercise of share options held by him under our share incentive plans.
(15)	Represents 8,000,000 Class A ordinary shares represented by ADSs and 85,886,370 Class B ordinary shares held by Gallant Future Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

(16)	Represents (i) 32,770,897 Class A ordinary shares held by Matrix Partners China II Hong Kong Limited and (ii) 8,948,536 Class A ordinary shares represented by ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 5 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on April 7, 2017. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2017. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. Mr. Zhang, Mr. Barrows, Mr. Su and Mr. Shao share power to direct the voting and disposition of shares of our company directly or indirectly held by Matrix China II GP GP, Ltd. The registered address of Matrix Partners China II Hong Kong Limited is Suite 3701, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

To our knowledge, on the same basis of calculation as above, approximately 62.7% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 247,062,762 Class A ordinary shares represented by 123,531,381 ADSs, including 7,446,256 Class A ordinary shares underlying 3,723,128 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Transactions with our Founders

On April 22, 2014, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, which are companies wholly-owned by family trusts controlled by Yong Li, Xiaoliang Lei and Zhiwei Li, three of our founders, respectively, surrendered a total of 15,651,589 ordinary shares to our company at no consideration. On the same date, we declared a special dividend of US$64.5 million in aggregate to these shareholders, of which US$58.0 million was paid in May 2014. US$6.5 million remained unpaid to these shareholders as of the date of this annual report. The special dividend was approved by the shareholders.

Pursuant to the third amended and restated shareholders’ agreement dated May 15, 2014 executed in connection with the private placement of our Series D preferred shares, each of our founders including Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li agreed to subject the ordinary shares respectively held by their 100% beneficially owned BVI companies, Gallant Future Holdings Limited, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, to our repurchase rights upon termination of employment of the founders with us. The shares subject to our repurchase rights include 96,886,370 ordinary shares then held by Gallant Future Holdings Limited, 16,846,899 ordinary shares then held by Joyous Harvest Holdings Limited, 9,587,116 ordinary shares then held by First Optimal Holdings Limited and 8,028,026 ordinary shares then held by Fast Prosperous Holdings Limited. If a founder terminates his employment or consulting relationship with us before April 17, 2015, we are entitled to repurchase 50% of the shares beneficially owned by such founder through the BVI holding company at a price of US$0.0001 per share or the lowest price permitted under applicable laws. If the termination takes place after April 17, 2015 but before April 17, 2016, we are entitled to repurchase 25% of such shares on the same terms. Our repurchase rights over the ordinary shares held by Joyous Harvest Holdings Limited has terminated upon the completion of our initial public offering in December 2014 and our repurchase rights over the ordinary shares held by Gallant Future Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited have expired on April 17, 2016.

Transactions with Affiliates of a Major Shareholder

In 2015, we provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd. and purchased cloud computing services from Alibaba Cloud Computing Ltd. For the year ended December 31, 2015, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd. was US$6.0 million, and the total amount of service fees to Alibaba Cloud Computing Ltd. was US$0.3 million.

In 2016, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Taobao (China) Software Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd., (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd. and (iv) purchased marketing services from Taobao (China) Software Co., Ltd. For the year ended December 31, 2016, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Taobao (China) Software Co., Ltd. were US$42,000, US$0.8 million and US$0.2 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd. were US$0.4 million and US$9,000, respectively, and the total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were US$3.4 million and US$0.3 million, respectively. Hangzhou Alimama Technology Co., Ltd., Alibaba Cloud Computing Ltd., Zhejiang Tmall Technology Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Guangzhou UC Network Technology Co., Ltd. and Taobao (China) Software Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders.

Transactions with Certain Other Related Parties

In 2016, we provided mobile marketing services to Shanghai Xisue Network Technology Co., Ltd. For the year ended December 31, 2016, the total amount of service fees from Shanghai Xisue Network Technology Co., Ltd. was US$0.9 million. Shanghai Xisue Network Technology Co., Ltd. is an affiliate of Xish International Limited, a company in which we own 17.3% equity interest and have appointed a member to its board of directors.

For the year ended December 31, 2016, we paid revenue sharing of live video service in the aggregate amount of US$3.9 million to Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% equity interest.

In 2014, we entered into a game agreement with Shanghai Touch Future Network Technology Co., Ltd. in which we own a 20.0% equity interest. For the year ended December 31, 2016, the total amount of remittances to Shanghai Touch Future Network Technology Co., Ltd. was US$0.3 million.

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

Legal Proceedings

Other than a civil complaint in China, we are currently not a party to any material legal or administrative proceedings. On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we operated and currently operate, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totalling approximately RMB10 million (US$1.4 million). We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	17.50	10.82
2015	19.89	9.50
2016	28.44	6.72

Quarterly Highs and Lows
First Quarter 2015	13.63	9.70
Second Quarter 2015	19.89	9.50
Third Quarter 2015	17.00	10.55
Fourth Quarter 2015	16.59	12.16
First Quarter 2016	16.07	6.72
Second Quarter 2016	16.74	9.68
Third Quarter 2016	25.62	8.88
Fourth Quarter 2016	28.44	16.73
First Quarter 2017	36.18	18.30

Monthly Highs and Lows
October 2016	27.00	21.41
November 2016	28.44	19.50
December 2016	21.72	16.73
January 2017	23.64	18.30
February 2017	27.83	22.30
March 2017	36.18	26.10
April 2017 (through April 25, 2017)	39.25	32.32

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since December 11, 2014 under the symbol “MOMO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011 and was further amended on October 1, 2016. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2016 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$722 thousand, US$7.8 million and US$8.2 million for the years ended December 31, 2014, 2015 and 2016, respectively. We had cash and cash equivalents of US$651.3 million as of December 31, 2016. Assuming such amount of cash and cash equivalents were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$6.5 million. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB, whereas our reporting currency is the U.S. dollar. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Our net revenues, as denominated in RMB, was RMB3,707.4 million in 2016. Assuming that we convert the full amount of our net revenues in 2016 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.7029 to US$1.00, which was the average RMB to U.S. dollars exchange rate in 2016, to a rate of RMB7.3732 to US$1.00, will result in a decrease of US$50.3 million in our net revenues in 2016. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.7029 to US$1.00 to a rate of RMB6.0326 to US$1.00, will result in an increase of US$61.5 million in our net revenues in 2016.

Our net income, as denominated in RMB, was RMB1,214.7 million in 2016. Assuming that we convert the full amount of our net income in 2016 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.7029 to US$1.00 to a rate of RMB7.3732 to US$1.00, will result in a decrease of US$15.9 million in our net income in 2016. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.7029 to US$1.00 to a rate of RMB6.0326 to US$1.00, will result in an increase of US$20.7 million in our net income in 2016.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2016, we were entitled to receive approximately US$1.1 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

After deducting the total expenses of approximately US$17.4 million and other expenses of approximately US$4.4 million, we received net proceeds of approximately US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2016, we had used an insignificant amount of net proceeds received from the initial public offering because the net cash provided by our operations was sufficient to cover our capital needs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2016.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	2015		2016
Audit fees(1)	US$	800,000	US$	1,100,000
Audit-related fees(2)	US$	—	US$	20,000
Tax fees(3)	US$	44,157	US$	40,105

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.
(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2016. We may, however, hold annual shareholders meetings in the future.

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 filed with the SEC on January 30, 2015)

4.1	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Series D preferred share purchase agreement by and among the Registrant, SCC Growth I Holdco A, Ltd. (formerly known as Sequoia Capital China Investment Holdco II Ltd.), Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.9	Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.11*	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016

4.12	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.15	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.16	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name: Yan Tang
Title: Chairman and Chief Executive Officer

Date: April 26, 2017

MOMO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF MOMO INC.

We have audited the accompanying consolidated balance sheets of Momo Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2015 and 2016 and the related consolidated statements of operations, comprehensive (loss) income, changes in (deficit) equity and cash flows for the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2017

MOMO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	$169,469	$257,564
Term deposits	300,000	393,759
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and 2016 respectively	14,896	36,078
Amount due from related parties	1,175	88
Prepaid expenses and other current assets	18,297	32,592
Deferred tax assets, current	—	72

Total current assets	503,837	720,153
Property and equipment, net	16,259	13,932
Rental deposits	743	920
Long term investments	19,318	31,932
Other non-current assets	2,000	2,593
Deferred tax assets, non-current	—	208

Total assets	542,157	769,738

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $9,040 and $36,812 as of December 31, 2015 and 2016, respectively)	10,445	40,457
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $28,274 and $41,277 as of December 31, 2015 and 2016, respectively)	28,274	41,277
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $1,954 and $6,632 as of December 31, 2015 and 2016, respectively)	26,694	39,965
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to the Company of $nil and $1,510 as of December 31, 2015 and 2016, respectively)	6,532	8,117
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of $nil and $3,881 as of December 31, 2015 and 2016, respectively)	—	3,881

Total current liabilities	71,945	133,697
Other non-current liabilities	1,826	2,022

Total liabilities	73,771	135,719

Commitments and contingencies (Note14)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2015 and 2016 respectively; 286,865,033 and 292,062,065 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	31	32
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2015 and 2016, respectively; 96,886,370 and 96,886,370 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	10	10
Treasury stock	(64,494)	(64,494)
Additional paid-in capital	631,474	663,498
(Accumulated deficit)/Retained earnings	(94,109)	51,141
Accumulated other comprehensive loss	(4,526)	(16,168)

Total equity	468,386	634,019

Total liabilities and equity	$542,157	$769,738

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2014	2015	2016
Net revenues	$44,755	$133,988	$553,098
Cost and expenses:
Cost of revenues (including share-based compensation of $155, $915 and $2,785 in 2014, 2015 and 2016, respectively)	(15,762)	(30,312)	(241,463)
Research and development (including share-based compensation of $674, $3,502 and $5,646 in 2014, 2015 and 2016, respectively)	(9,264)	(23,265)	(31,399)
Sales and marketing (including share-based compensation of $736, $3,780 and $5,880 in 2014, 2015 and 2016, respectively)	(35,538)	(52,631)	(97,173)
General and administrative (including share-based compensation of $5,073, $9,185 and $17,395 in 2014, 2015 and 2016, respectively)	(10,354)	(22,879)	(38,983)

Total cost and expenses	(70,918)	(129,087)	(409,018)

Other operating income	26	713	406

(Loss) Income from operations	(26,137)	5,614	144,486
Interest income	722	7,805	8,194
Impairment loss on long-term investments	—	—	(5,765)

(Loss) Income before income tax and share of income on equity method investments	(25,415)	13,419	146,915
Income tax expense	—	(92)	(5,136)

(Loss) Income before share of income on equity method investments	(25,415)	13,327	141,779
Share of income on equity method investments	—	370	3,471

Net (loss) income attributable to Momo Inc.	(25,415)	13,697	145,250
Deemed dividend to preferred shareholders	(57,663)	—	—

Net (loss) income attributable to ordinary shareholders	$(83,078)	$13,697	$145,250

Net (loss) income per share attributable to ordinary shareholders
Basic	$(0.97)	$0.04	$0.38
Diluted	$(0.97)	$0.03	$0.36

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	85,293,775	342,646,282	377,335,923
Diluted	85,293,775	401,396,548	407,041,165

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2014	2015	2016
Net (loss) income attributable to Momo Inc.	$(25,415)	$13,697	$145,250
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(1,185)	(3,499)	(11,642)

Comprehensive (loss) income attributable to Momo Inc.	$(26,600)	$10,198	$133,608

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

(In thousands of U.S. dollars, except share and share related data)

			Additional			(Accumulated deficit)/	Accumulated other	Total
	Ordinary shares		paid-in	Treasury	Subscription	Retained	comprehensive	shareholders’
	Shares	Amount	capital	stock	receivable	earning	income (loss)	(deficit) equity
Balance as of January 1, 2014	147,000,000	$15	$1,710	—	$(15)	$(24,728)	$158	$(22,860)
Net loss	—	—	—	—	—	(25,415)	—	(25,415)
Share-based compensation	—	—	6,638	—	—	—	—	6,638
Repurchase of ordinary shares	(15,651,589)	—	—	(64,494)	—	—	—	(64,494)
Issuance of ordinary shares upon Initial public offering (“IPO”), net of offering costs of $4,361	45,688,888	5	286,646	—	—	—	—	286,651
Conversion of participating convertible redeemable preferred shares to ordinary shares	200,718,811	20	318,684	—	—	—	—	318,704
Deemed dividend to preferred shareholders	—	—	—	—	—	(57,663)	—	(57,663)
Subscription Receivable	—	—	—	—	15	—	—	15
Foreign currency translation adjustment	—	—	—	—	—	—	(1,185)	(1,185)

Balance as of December 31, 2014	377,756,110	$40	$613,678	$(64,494)	$—	$(107,806)	$(1,027)	$440,391
Net income	—	—	—	—	—	13,697	—	13,697
Share-based compensation	—	—	17,382	—	—	—	—	17,382
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,995,293	1	414	—	—	—	—	415
Foreign currency translation adjustment		—	—	—	—	—	(3,499)	(3,499)

Balance as of December 31, 2015	383,751,403	$41	$631,474	$(64,494)	$—	$(94,109)	$(4,526)	$468,386
Net income	—	—	—	—	—	145,250	—	145,250
Share-based compensation	—	—	31,706	—	—	—	—	31,706
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,197,032	1	318	—	—	—	—	319
Foreign currency translation adjustment	—	—	—	—	—	—	(11,642)	(11,642)

Balance as of December 31, 2016	388,948,435	$42	$663,498	$(64,494)	$—	$51,141	$(16,168)	$634,019

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2014	2015	2016
Cash flows from operating activities
Net (loss) income	$(25,415)	$13,697	$145,250
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation of property and equipment	2,805	6,646	8,404
Share-based compensation	6,638	17,382	31,706
Share of income on equity method investments	—	(370)	(3,471)
Impairment loss on long-term investments	—	—	5,765
Loss on disposal of property and equipment	64	5	15
Changes in operating assets and liabilities
Accounts receivable	(5,205)	(8,538)	(22,978)
Prepaid expenses and other current assets	(7,489)	(11,247)	(15,634)
Amount due from related parties	198	(1,218)	1,037
Rental deposits	(797)	38	(304)
Accounts payable	4,494	5,274	32,019
Income tax payable	—	—	3,946
Deferred revenue	12,825	12,996	15,546
Accrued expenses and other current liabilities	5,949	20,671	15,456
Deferred tax assets, current	—	—	(73)
Amount due to related parties	—	88	1,642
Deferred tax assets, non-current	—	—	(211)
Other non-current liabilities	—	1,828	196

Net cash (used in) provided by operating activities	(5,933)	57,252	218,311

Cash flows from investing activities
Purchase of property and equipment	(8,740)	(13,521)	(7,026)
Proceeds from disposal of property and equipment	—	—	63
Payment for long term investments	(809)	(17,859)	(14,542)
Prepayment for long term investments	—	(2,000)	(2,635)
Purchase of term deposits	—	(450,000)	(509,612)
Cash received on maturity of term deposits	—	150,000	415,404

Net cash used in investing activities	(9,549)	(333,380)	(118,348)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable participating preferred shares	211,750	—	—
Repurchase of convertible redeemable participating preferred shares	(30,750)	—	—
Proceeds from issuance of ordinary shares	291,012	—	—
Payment for IPO costs	(1,727)	(2,634)	—
Capital contribution from shareholders	15	—	—
Repurchase of ordinary shares	(58,044)	—	—
Deferred payment of purchase of property and equipment	—	—	(319)
Proceeds from exercise of share options	—	401	333

Net cash provided by (used in) financing activities	412,256	(2,233)	14

Effect of exchange rate on cash and cash equivalents	(1,180)	(3,138)	(11,882)

Net increase (decrease) in cash and cash equivalents	395,594	(281,499)	88,095
Cash and cash equivalents at the beginning of year	55,374	450,968	169,469

Cash and cash equivalents at the end of year	$450,968	$169,469	$257,564

Non-cash investing and financing activities
Payable for purchase of property and equipment	1,105	765	623
Payable for deferred IPO cost	2,634	—	—
Payable for repurchase of ordinary shares	6,450	6,450	6,450

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Inc. (the “Company”, formerly known as Momo Technology Company Limited) is the holding company for a group of companies, which is incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its operation in July 2011. The Group started its monetization in the third quarter of 2013, by offering a platform for live video services, value-added service, mobile games and mobile marketing services.

As of December 31, 2016, details of the Company’s subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Date of incorporation	Place of incorporation	Percentage of economic ownership
Subsidiaries
Momo Technology HK Company Limited (“Momo HK”)	December 5, 2011	Hong Kong	100%
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)	March 9, 2012	PRC	100%
Momo Technology Overseas Holding Company Limited (“Momo BVI”)	March 5, 2014	BVI	100%
Momo Information Technologies Corp. (“Momo US”)	March 7, 2014	US	100%
VIE
Beijing Momo Technology Co., Ltd. (“Beijing Momo”)	July 7, 2011	PRC	N/A	*
VIE’s subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”)	May 9, 2013	PRC	N/A	*
Shanghai Momo Technology Co., Ltd. (“Shanghai Momo”)	January 19, 2015	PRC	N/A	*
Chengdu Biyou Technology Co., Ltd. (“Chengdu Biyou”)	October 16, 2015	PRC	N/A	*
Tianjin Heer Technology co., ltd (“Tianjin Heer”)	March 7, 2016	PRC	N/A	*
Momo Pictures Co., Ltd.	November 11, 2016	PRC	N/A	*
QOOL Media (Tianjin) Co., Ltd	November 16, 2016	PRC	N/A	*

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Company entered into a group reorganization by way of entering into a series of contractual arrangements between its WFOE, VIE and the Company on April 18, 2012. Immediately after the reorganization, the Founders controlled the Company, WFOE and Beijing Momo; therefore, the reorganization was accounted for as a transaction among entities under common control. Accordingly, the accompanying audited consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to Beijing Momo for all periods presented.

In December 2014, the Company completed its IPO and a concurrent private placement, upon which the Company’s ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible to Class B ordinary shares under any circumstances. The Company newly issued 45,688,888 Class A ordinary shares, consist of (i) 36,800,000 Class A ordinary shares offered through the IPO, and (ii) 8,888,888 Class A ordinary shares issued in connection with the concurrent private placement. All of the Company’s Series A, Series B, Series C and Series D shares were automatically converted upon IPO into 200,718,811 Class A ordinary shares.

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

The Group provides substantially all of its services in China through Beijing Momo, Chengdu Momo and Tianjin Heer, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Momo are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”).

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that provide the Company effective control over the VIE: - continued

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

Beijing Momo IT or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Momo IT’s written consent, the Nominee Shareholders of Beijing Momo shall not transfer, donate, pledge, or otherwise dispose any equity interests of Beijing Momo in any way. In addition, any consideration paid by Beijing Momo IT to the Nominee Shareholders of Beijing Momo in exercising the option shall be transferred back to Beijing Momo IT or its designated representative(s). This agreement could be terminated when all the shareholders’ equity were acquired by the WFOE or its designated representative(s) subject to the law of People’s Republic of China.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Cooperation Agreements and Supplemental Agreements

In August 2014, Beijing Momo IT entered into an Exclusive Cooperation Agreements and a Supplemental Agreement with Beijing Momo and Chengdu Momo, respectively, to supersede the Exclusive Technology Consulting and Management Services Agreements signed in April 2012 by Beijing Momo IT and Beijing Momo. In May 2016, Beijing Momo IT entered into an Exclusive Cooperation Agreement and a Supplemental Agreement with Tianjin Heer. Pursuant to the agreements, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo and Tianjin Heer and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo and Tianjin Heer will maintain a pre-determined level of operating profit and remit the excess operating profit, if any, to Beijing Momo IT as the consideration of the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT. The agreements will remain effective for 10 years. At the sole discretion of Beijing Momo IT, the agreements could be renewed on applicable expirations dates, or Beijing Momo IT, Beijing Momo, Chengdu Momo and Tianjin Heer could enter into other exclusive agreements.

For the years ended December 31, 2014, 2015 and 2016, Beijing Momo IT charged Beijing Momo, Chengdu Momo and Tianjin Heer a service fee of $35,188, $112,043 and $319,018 at the WFOE’s discretion, respectively.

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements	that transfer economic benefits to the Company: - continued

(2)	Equity Interest Pledge Agreement - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that Beijing Momo IT and Beijing Momo’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of Beijing Momo are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The following consolidated financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2015	2016
Cash and cash equivalents	$60,526	$36,855
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2015 and 2016, respectively	14,896	36,078
Amount due from related parties	1,175	88
Prepaid expenses and other current assets	9,495	20,613
Deferred tax assets, current	—	72

Total current assets	86,092	93,706

Property and equipment, net	1,538	1,854
Rental deposits	244	325
Other non-current assets	—	2,593
Long term investments	19,318	26,541
Deferred tax assets, non-current	—	208

Total assets	107,192	125,227

Accounts payable	9,040	36,812
Deferred revenue	28,274	41,277
Accrued expenses and other current liabilities	1,954	6,632
Amounts due to related parties	—	1,510
Income tax payable	—	3,881

Total current liabilities	39,268	90,112

Total liabilities	$39,268	$90,112

	For the years ended December 31,
	2014	2015	2016
Net revenues	$44,755	$133,988	$553,098
Net income	$32,945	$118,404	$340,366
Net cash provided by operating activities	$40,383	$124,786	$360,433
Net cash used in investing activities	$(1,921)	$(19,435)	$(11,027)
Net cash used in financing activities	$—	$—	$—

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized at consolidated balance sheets.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIE contributed an aggregate of 100%, 100% and 100% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of the fiscal years ended December 31, 2015 and 2016, the VIE accounted for an aggregate of 19.8% and 16.3%, respectively, of the consolidated total assets, and 53.2% and 66.4%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents, and term deposits.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Accounts receivable

Accounts receivable primarily represents the cash due from third-party application stores and other payment channels and advertising customers, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third-party application stores and other payment channels and advertising customers, current economic conditions and other factors that may affect their ability to pay. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. As of December 31, 2015 and 2016, the Company has determined the risk of uncollected receivable is remote.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivable, cost method investments, available-for-sale investments, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties.

Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of term deposits, accounts receivable, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. Available-for-sale investments are reported at fair value, which is discussed in Note 8.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $75,759 and $245,853 as of December 31, 2015 and 2016, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2015	2016
A	31%	40%
B	8%	22%
C	1%	15%

No user or advertising customer accounted for 10% or more of accounts receivables for the years ended December 31, 2015 and 2016, respectively.

Concentration of revenue

The following table summarizes sales generated from games that individually accounting for 10% or more of net revenues:

	For the years ended December 31,
	2014	2015	2016
Game D	14%	2%	less than 1%

No user or advertising customer accounted for 10% or more of net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Equity method investments

The investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group’s influence over the partnership operating and financial policies is determined to be more than minor. Accordingly, the Group accounts for these investments as equity method investments.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share income on equity method investments” in the consolidated statements of operations.

An impairment change is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

The Group estimates the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

Available-for-sale Investments

For investments in investees’ stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Available-for-sale Investments - continued

The Group continually reviews its available-for-sale investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the available-for-sale investee; and other specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the available-for-sale investee is written down to fair value. The Group estimated the fair value of these investee companies based on discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Revenue recognition

The Group recognizes revenue when a persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group principally derives its revenue from live video service, value-added services, mobile marketing services, mobile games and other services.

(a)	Live video service

The Group provides live video service whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. Broadcasters can either host the performance on their own or join a broadcaster agency. Users purchase virtual gifts from the Group and present them simultaneously to broadcasters to show their support. The Group determines the virtual items price and generates revenue from sales of virtual gifts upon purchase. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live video services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues.

Net revenues of $nil, $1,231 and $376,925 were recognized for live video services for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Value-added services

Value-added services revenues include membership subscription revenue and virtual gift service revenues. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services.

Virtual gift services was launched in 2016 to enhance users’ experience of interaction and social networking with each other. Users purchase virtual gifts and send the virtual gifts simultaneously to other users. Revenue recognized related to virtual gift services is insignificant for each of the year presented.

Net revenues of $29,756, $58,462 and $67,603 were recognized for value-added services for the years ended December 31, 2014, 2015 and 2016, respectively.

(c)	Mobile marketing

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

Performance-based mobile marketing services

The Group enables advertising customers to place link on its mobile platform on a pay-for-effectiveness basis, which is referred to as the cost for performance model. The Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. Revenue is estimated by the Group based on its internal data, which is confirmed with respective customers, or is recognized based on a fixed unit price.

The Group’s revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates, if applicable.

Net revenues of $1,975, $38,885 and $66,339 were recognized for mobile marketing for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games

The Group publishes both licensed mobile games developed by third-party game developers and its self-developed games to the game players through its mobile application.

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

Licensed mobile games - Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group has determined that it has no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from zero to six days after the purchase of the in-game currencies.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games - continued

Licensed mobile games - Exclusive mobile games services

The Group enters into exclusive agreements with the game developers and provides the Group’s mobile game platform for the mobile games developed by the game developers. Under the exclusive agreements, the players can access to the games only through the Group’s platform. The Group has determined that it is obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. Hence, the Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the players. The Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. Therefore, the Group cannot estimate the economic life of the virtual item. However, the Group maintains data of when a particular player purchases the virtual items and logs into the games. The Group has adopted a policy to recognize revenues net of remittances to game developers and commission fees made to third-party application stores and other payment channels over the estimated period of player relationship on a game-by-game basis. As of December 31, 2015 and 2016, the Group operated seven and six games under exclusive arrangements and the estimated periods of the player relationship is in a range of 20 to 75 and 20 to 99 days, respectively.

Self-developed mobile game

In February 2015, the Group launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual item. The Group has determined that an obligation exists to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players, and accordingly, recognized the revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items, and all other revenue recognition criteria are met. As of December 31, 2015 and 2016, the Group operated one and six self-developed mobile games and the estimated periods of the player relationship is 56 days and in a range of 20 to 110 days, respectively.

Revenues derived from the self-developed game are recorded on a gross basis as the Group acts as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Net revenues of $11,237, $31,082 and $35,453 were recognized for mobile games for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(e)	Other service

Other service primarily includes Duobao service and paid emoticons.

Advertising barter transactions

The Group engages in barter transactions where it trades advertising resources with certain third parties for other advertising resources and goods. The Group recognizes revenues and expenses at fair value only if the fair value of the services exchanged in the transaction is determinable based on the Group’s own historical practice of receiving cash or other consideration that is readily convertible to a known amount of cash for similar advertising resources from customers unrelated to the party in the barter transaction. When the fair value of the transactions is not determinable due to the lack of the Group’s similar historical practice, the advertising barter transactions shall be recorded based on the carrying amount of the advertising surrendered which is the estimated cost to be incurred, or the fair value of the assets received. Advertising barter transactions were insignificant for all the years presented.

Deferred revenue

Deferred revenue primarily includes cash received in advance from users and advertising customers. The unused cash balances remaining in users’ and advertising customers’ accounts are recorded as a liability. Deferred revenue related to prepayments from users and advertising customers will be recognized as revenue when all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to revenue sharing with the broadcasters and broadcaster agencies related to live video service, commission fee paid to third-party application stores and other payment channels except for those paid related to licensed mobile games which are recorded net of revenue, bandwidth costs, salaries and benefits paid to employee, short messaging service charges and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The Group records government subsidies as other income when received from local government authority and they are not subject to any further performance obligations or future returns. When government subsidies are received and include future performance obligations, the Group recognizes those as liabilities until the performances obligations have been met at which time, those are recognized as other income. Government subsidies recorded as other income amounted to $nil, $nil and $293 for the years ended December 31, 2014, 2015 and 2016.

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

Value added taxes (“VAT”)

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to $5,436, $16,951 and $55,353 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group recognized income tax expense amounted to $nil, $92 and $5,136 for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations.

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the U.S. dollar, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of comprehensive loss.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $27,408, $27,793 and $55,188 for the years ended December 31, 2014, 2015 and 2016, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income, unrealized gain or loss on available-for-sale investments and foreign currency translation adjustments. Comprehensive (loss) income is reported in the consolidated statements of comprehensive (loss) income.

Share-based compensation

Share-based payment transactions with employees and executives are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Share awards issued to consultants are measured at fair value at the earlier of the commitment date or the date the services are completed and recognized over the period the services are provided.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Changes in the terms or conditions of share options are accounted as a modification under which the Group calculates whether there is any excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period of the modification occurred and for unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

Diluted earnings (loss) per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable participating preferred shares, share options and restricted share units, which could potentially dilute basic earnings (loss) per share in the future. To calculate the number of shares for diluted earnings (loss) per ordinary share, the effect of the convertible redeemable participating preferred shares is computed using the as-if-converted method; the effect of the share options and restricted share units is computed using the treasury stock method.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is currently evaluating the impact the adoption of ASU No. 2016-02 will have on its consolidated financial statements, but the Group expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of this adoption.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance was effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2015	2016
Accounts receivable	$14,896	$36,078
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	$14,896	$36,078

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2015	2016
Advance to advertisement suppliers	$296	$5,331
Customer advance at a third-party payment channel (i)	—	4,845
Interest receivable	5,412	4,821
Deferred platform commission cost	2,424	4,571
Input VAT (ii)	3,485	2,968
Prepaid income tax and other expenses	1,620	2,964
Game promotions fees paid on behalf of game developers	—	2,250
Advance to game developers	4,200	1,550
Others	860	3,292

	$18,297	$32,592

(i)	Customer advance at a third party payment channel is the cash deposited in a third party payment channel by the Group for the broadcasters to withdraw their revenue sharing.

(ii)	Input VAT mainly occurred from the purchasing of goods for other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS

	As of December 31,
	2015	2016
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	$3,836	$4,191
Beijing Autobot Venture Capital L.P. (ii)	4,898	6,736
Hangzhou Aqua Ventures Investment Management L.P. (iii)	7,632	9,187
Hunan Qindao Cultural Spread Ltd. (viii)	—	2,016
Others (iv)	1,060	702

Cost method investments
Zya, Inc. (v)	—	1,005
Others (vi)	1,892	829

Available-for-sale investments
Xish International Limited (vii)	—	4,386
Hunan Qindao Cultural Spread Ltd. (viii)	—	2,880

	$19,318	$31,932

Equity method investments

(i)	On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for $4,744. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 3.1% and 2.4% as of December 31, 2015 and 2016, respectively. Of the committed subscription amount, $3,586 had been paid as of December 31, 2016. The Group recognized its share of partnership profit in Jingwei of $366 and $633 during the year ended December 31, 2015 and 2016, respectively.

(ii)	On February 13, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Beijing Autobot Venture Capital L.P. (“Autobot”). According to the partnership agreement, the Group committed to subscribe 31.9% partnership interest in Autobot for $4,823. Autobot had further rounds of financing, of which the Group subscribed for $1,529. Due to Autobot’s further round of financing, the Group’s partnership interest was diluted to 29.7% and 26.7% as of December 31, 2015 and 2016, respectively. The committed subscription and further round of financing subscription amount, $6,352 had been paid for the year ended December 31, 2016. The Group recognized its share of partnership profit in Autobot of $274 and $771 during the year ended December 31, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS - continued

Equity method investments – continued

(iii)	On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for $7,930. The committed subscription amount had been fully paid as of December 31, 2016. The Group recognized its share of partnership loss and profit in Aqua of $89 and $2,134 during the years ended December 31, 2015 and 2016, respectively.

(iv)	Others represents other equity method investments with individual carrying amount less than $1,000 as of December 31, 2015 and 2016, respectively. The Group performed an impairment analysis for these investments and recorded impairment loss of $nil, $nil and $186 during the years ended December 31, 2014, 2015 and 2016, respectively.

Cost method investments

(v)	On December 13, 2016, the Group acquired 15.6% equity interest in Zya, Inc., a Delaware corporation. The total consideration of $1,005 was paid in 2016. The Group applied cost method to account for the investment due to the lack of ability to exercise significant influence.

(vi)	During the years ended December 31, 2015 and 2016, the Group acquired certain equity interests in third-party private companies. The Group accounted for these investments under cost method because the Group ownership percentage is less than 20% and the Group determined that it does not have the ability to exercise significant influence. The Group determined the impairment on the above investments was $nil, $nil and $965 during the years ended December 31, 2014, 2015 and 2016, respectively.

Available-for-sale investments

(vii)	On January 21, 2016, the Group entered into a preferred share subscription agreement to acquire 17.3% equity of Xish International Limited (“Xish”) for a total consideration of $9,000, which had been paid as of December 31, 2016. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. The Group recognized an impairment loss of $4,614 during the year ended December 31, 2016. Please refer to Note 8 for additional information on the fair value measurement related to the impairment loss.

(viii)	On June 8, 2016, the Group entered into a share purchase agreement to acquire 16.0% equity interest of Hunan Qindao Cultural Spread Ltd. (“Qindao”) for a total consideration of $4,441, of which $3,001 had been paid as of December 31, 2016. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. No unrealized holding gains of $nil was reported in other comprehensive income for the year ended December 31, 2016.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS - continued

Available-for-sale investments – continued

On November 17, 2016, the Group entered into another share purchase agreement with two shareholders of Qindao and acquired additional 10.4% equity interests of Qindao for a total consideration of $2,429, of which $2,007 had been paid as of December 31, 2016. The Group accounted for this investment in common share using the equity method as the Group determined that it can exercise significant influence over Qindao.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2015	2016
Computer equipment	$20,177	$23,763
Office equipment	3,073	4,370
Vehicles	34	31
Leasehold improvement	2,914	2,800
Less: accumulated depreciation	(10,440)	(18,844)
Exchange difference	501	1,812

	$16,259	$13,932

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2014, 2015 and 2016 were $2,805, $6,646 and $8,404 respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2015	2016
Accrued payroll and welfare	$7,406	$18,982
Payable for advertisement	2,718	9,871
Other tax payables	1,517	4,694
VAT payable	550	1,919
Accrued professional services fee	1,506	1,438
Payable to employees for exercise of share options	11,297	—
Others	1,700	3,061

Total	$26,694	$39,965

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

8.	FAIR VALUE

Measured on recurring basis

The Group measures its financial assets and liabilities including cash and cash equivalents and available-for-sale investments at fair value on a recurring basis as of December 31, 2015 and 2016. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Available-for-sale investments are debt securities and are measured at fair value on a recurring basis with changes in fair value recorded in unrealized holding gains and losses reported in other comprehensive income.

As of December 31, 2016, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement as of December 31,
Description	2016	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$257,564	$257,564	—	$—
Available-for-sale investments	7,266	—	—	7,266

Total	$264,830	$257,564	—	$7,266

The Group measured the fair value of its available for sales investments using the income approach and consider those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. Specifically, the Group estimates the fair value of these investments based on the discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

8.	FAIR VALUE - continued

Measured on recurring basis - continued

Additional information about the reconciliation of the fair value measurement of available-for-sale investments using significant unobservable inputs (level 3) on a recurring basis are is as follows:

Balance as of December 31, 2015	$—
Purchase	12,001
Other-than-temporary loss recognized	(4,614)
Foreign exchange difference	(121)

Balance as of December 31, 2016	$7,266

Measured on nonrecurring basis

The Group measures its long-term investments (excluding long-term available for sale investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2015 and 2016, the Group performed an impairment test on its cost and equity method investees and recorded an impairment loss of $nil and $1,151, respectively. Such impairment is considered a level 3 fair value measurement because the Group used unobservable inputs such as the respective investee’s growth rate and discount rate. The Group also measures its other non-financial assets such as property and equipment at fair value only if there were determined to be impaired on an other than temporary basis.

9.	INCOME TAXES

Cayman

In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

BVI

Momo BVI is a tax-exempted company incorporated in the BVI.

The United States (“US”)

Momo US is incorporated in the US and is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Momo US did not have taxable income and no income tax expense was provided for the year ended December 31, 2016.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

Hong Kong

Momo HK was established in Hong Kong and is subject to Hong Kong Profits Tax at 16.5% on its profits of business carried on in Hong Kong.

PRC

In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year which was from 2015 to 2016 followed by a tax rate of 12.5% for the succeeding three years which is from 2017 to 2019.

As of December 31, 2016, Chengdu Momo was in the process of filing the western China development enterprise status. The Group believes Chengdu Momo will most likely be qualified as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% in the year 2016. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.

The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2016 of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2016, at the tax authority’s discretion.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2016 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2016, the Group has not declared any dividends.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2015	2016
Current deferred tax assets:
Impairment of loss on long term investments	$—	$72
Less: valuation allowance	—	—

Current deferred tax assets, net	—	72

Non-current deferred tax assets:
Advertising expense	2,651	—
Net operating tax losses carry-forward	2,881	2,852
Impairment of on long term investments	—	208
Less: valuation allowance	(5,532)	(2,852)

Non-current deferred tax assets, net	$—	$208

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

9.	INCOME TAXES - continued

PRC - continued

As of December 31, 2016, the tax loss carry-forward for Beijing Momo’s subsidiaries amounted to $105, which would expire on various dates between December 31, 2020 and December 31, 2021. As of December 31, 2016, the tax loss carryforward for Momo HK amounted to $178, which would be carried forward indefinitely and set off against its future taxable profits. As of December 31, 2016, the tax loss carry-forward for Momo US amounted to $7,992, which would be carried forward for twenty years. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between the expense (benefit) of income taxes computed by applying the PRC tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2014	2015	2016
Net (loss) income before provision for income tax	$(25,415)	$13,419	$146,915
PRC statutory tax rate	25%	25%	25%
Income tax (benefit) expense at statutory tax rate	(6,354)	3,355	36,729
Permanent differences	99	(144)	(75)
Change in valuation allowance	4,560	(2,315)	(2,680)
Effect of income tax rate difference in other jurisdictions	1,695	2,754	7,941
Effect of tax holidays and preferential tax rates	—	(3,558)	(36,779)

Provision for income tax	$—	$92	$5,136

No significant unrecognized tax benefit was identified for the years ended December 31, 2014, 2015 and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

10.	ORDINARY SHARES - continued

On April 22, 2014, certain ordinary shareholders who are also the senior management of the Company donated an aggregate of 15,651,589 ordinary shares to the Company with no consideration. On the same date, the Group declared a special dividend to these shareholders at an aggregated amount of $64,494, among which $58,044 was paid in May 2014. The remaining $5,775 and $675 were recorded as amount due to related parties-current and accrued expenses and other current liabilities respectively, as of December 31, 2016. Please refer to Note 15 for disclosure of related party balances and transactions. The Company treated the whole transaction as a repurchase of ordinary shares of which the repurchase price is considerably lower than the fair value of ordinary share. All such shares were recorded as treasury stock.

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

In 2015 and 2016, 5,995,293 and 5,197,032 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 12), respectively.

As of December 31, 2016, there were 292,062,065 Class A ordinary shares and 96,886,370 Class B ordinary shares issued and outstanding, par value $0.0001 per share.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group recognized $57,663, $nil and $nil as deemed dividend on Series A, Series B, Series C and Series D preferred shares accretion of redemption premium for the years ended December 31, 2014, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

11.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Conversion - continued

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

In November, 2014, the Company adopted the 2014 share incentive plan (“2014 Plan”), pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Starting from 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the Company’s board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, the Company will no longer grant any incentive shares under the 2012 Plan. The time and condition to exercise options will be determined by the Board or a committee of the Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. Under the 2014 Plan, share options are subject to vesting schedules ranging from two to four years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

The following table summarizes the option activity for the year ended December 31, 2016:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding, December 31, 2015	31,084,006	$0.0767	8.14	$246,597

Granted	7,577,122	$0.0002
Exercised	(5,147,032)	$0.0618
Forfeited/cancel	(1,907,630)	$0.0226

Outstanding, December 31, 2016	31,606,466	$0.0641	7.63	288,439

Exercisable at December 31, 2016	15,313,350	$0.0924	6.76	$139,314

There were 15,313,350 vested options, and 15,053,681 options expected to vest as of December 31, 2016. For options expected to vest, the weighted-average exercise price was $0.0384 as of December 31, 2016 and aggregate intrinsic value was $133,569, $154,465 and $137,765 as of December 31, 2014, 2015 and 2016, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2014, 2015, and 2016 was $4.9994, $5.9341 and $6.2405, respectively. Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was $nil, $45,885 and $45,581, respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was $1,396, $13,680 and $27,171, respectively.

In May 2015, the Company accelerated the vesting to permit immediate exercise of 235,000 outstanding employee share options granted under the 2012 Plan. The incremental cost resulting from the modification amounted to $162 for the acceleration for the year end of December 31, 2015.

In July 2016, the Company cancelled 187,500 outstanding employee share options granted under the 2014 Plan for one employee. As a result, the Company immediately recognized the unvested compensation cost attributable to the canceled award amounting to $1,532 in 2016.

The fair value of options granted was estimated on the date of grant using the binomial tree pricing model before the Company completed its IPO and the Black-Sholes pricing model after the Company completed its IPO, respectively, with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
2012	2.31%	10 years	61.7%	—	$0.0327
2013	3.09%	10 years	54.4%	—	$0.1404
2014	2.44%~3.25%	10 years	53.7%~57.5%	—	$0.0002~$0.1404
2015	2.15%~2.19%	10 years	55.3%~55.7%	—	$0.0002
2016	1.75%~2.70%	10 years	52.5%~55.3%	—	$0.0002

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

For employee and executives share options, the Group recorded share-based compensation of $5,848, $16,026 and $28,096 during the years ended December 31, 2014, 2015 and 2016, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee share options the Group recorded share-based compensation of $437, $756 and $3,103 during the years ended December 31, 2014, 2015 and 2016, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2016, total unrecognized compensation expense relating to unvested share options was $68,656, which will be recognized over 2.74 years. The weighted-average remaining contractual term of options outstanding is 7.63 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by Momo BVI

On January 3, 2015, Momo BVI, a wholly-owned subsidiary of the Group, approved Momo BVI Share Incentive Plan that provides for the issuance of not exceeding 30,000,000 share options. The option plan has a term of ten years unless earlier terminated by Momo BVI’s board of directors.

During the year ended December 31, 2015, Momo BVI granted 10,550,000 share options to its employees and executives with exercise prices ranging from $0.10 to $0.11 per share and vesting period of 4 years.

The following table summarizes the option activity for the year ended December 31, 2016:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding , December 31, 2015	10,200,000	$0.1080	9.26	$20

Granted	—	—
Exercised	—	—
Forfeited	(2,200,000)	$0.1055

Outstanding at end of period	8,000,000	$0.1088	8.19	$10

Exercisable at December 31, 2016	3,458,333	$0.1086	8.13	$5

There were 3,458,333 vested options, and 4,224,375 options expected to vest as of December 31, 2016. For options expected to vest, the weighted-average exercise price is $0.1089 as of December 31, 2016 and aggregate intrinsic value was $nil, $18 and $5 as of December 31, 2014, 2015 and 2016, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2014, 2015, and 2016 was $nil, $0.0544, and $nil, respectively. Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was $nil, $nil and $nil, respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was $nil, $nil and $185, respectively.

The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
2015	1.55%~1.82%	10 years	55.3%~57.2%	—	$0.10~$0.11

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by Momo BVI – continued

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

For employee and executives share options, Momo BVI recorded share-based compensation of $98 and $112 during the years ended December 31, 2015 and 2016, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of December 31, 2016, total unrecognized compensation expense relating to unvested share options was $221, which will be recognized over 2.24 years. The weighted-average remaining contractual term of options outstanding is 8.19 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares - continued

A summary of non-vested restricted share activity during the years ended December 31, 2014, 2015 and 2016 is presented below:

Number of shares
Outstanding as of January 1, 2014	58,187,500
Granted	—
Modification	19,736,705
Vested	(20,673,449)

Outstanding as of December 31, 2014	57,250,756
Granted	—
Forfeited	—
Vested	(28,625,378)

Outstanding as of December 31, 2015	28,625,378
Granted	—
Forfeited	—
Vested	(28,625,378)

Outstanding as of December 31, 2016	—

The weighted average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470. The total fair value of non-vested restricted shares vested during the years ended December 31, 2014, 2015 and 2016 was $9, $286 and $286, respectively.

The Company recorded compensation expense of $335, $180 and $52 during the years ended December 31, 2014, 2015 and 2016, respectively, related to non-vested restricted shares.

As of December 31, 2016, total unrecognized compensation expense relating to the non-vested restricted shares was $nil.

Restricted share units (“RSUs”)

On December 11, 2014, the Company granted a total of 40,001 shares of RSUs to independent directors under the 2014 Plan. The restricted share units will vest in accordance with the vesting schedule set out in the RSUs award agreement, which is 50% of the RSUs shall vest at the end of every six months since the grant date.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Restricted share units (“RSUs”) - continued

On May 17, 2016, the Company granted a total of 200,000 shares of RSUs to independent directors under the 2014 Plan and vesting period of 4 years, which began from December 11, 2015.

The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.

The fair value of these RSUs is measured on the grant date based on the market price of the ordinary share on the grant date. The following table summarizes information regarding the share units granted:

Number of shares
Outstanding as of January 1, 2015	40,001
Granted	—
Forfeited	—
Vested	(40,001)

Outstanding as of December 31, 2015	—
Granted	200,000
Forfeited	—
Vested	(50,000)

Outstanding as of December 31, 2016	150,000

The weighted-average grant-date fair value of the restricted share units granted during the years 2014, 2015, and 2016 was $8.51, $nil, and $6.50, respectively. Total intrinsic value of the restricted share units exercised for the years ended December 31, 2014, 2015 and 2016 was $nil, $301 and $511, respectively. The total fair value of the restricted share units vested during the years ended December 31, 2014, 2015 and 2016 was $nil, $340 and $325, respectively. The aggregated fair value of RSUs was $340 and $1,299, respectively, for the grant date of December 11, 2014 and May 17, 2016.

The Group recorded share-based compensation of $18, $322 and $343 for RSUs for the years ended December 31, 2014, 2015 and 2016, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 1, 2016, total unrecognized compensation expense relating to unvested RSUs was $956, which will be recognized over 2.95 years. The weighted-average remaining contractual term of RSUs outstanding is 8.94 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

13.	NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2014, 2015 and 2016, the Group has determined that its convertible redeemable participating preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, the Group uses the two-class method of computing net loss per share, for ordinary shares, nonvested restricted shares and preferred shares according to the participation rights in undistributed earnings.

The calculation of net loss per share is as follows:

	For the years ended December 31,
	2014	2015	2016
Numerator:
Net (loss) income attributable to MomoInc.	$(25,415)	$13,697	$145,250
Deemed dividend to Series A-1 and Series A-2 shares	(30,910)	—	—
Deemed dividend to Series A-3 shares	(544)	—	—
Deemed dividend to Series B shares	(3,116)	—	—
Deemed dividend to Series C shares	(5,596)	—	—
Deemed dividend to Series D shares	(17,497)	—	—
Undistributed earnings allocated to Series A shares	—	—	—
Undistributed earnings allocated to Series B shares	—	—	—
Undistributed earnings allocated to Series C shares	—	—	—
Undistributed earnings allocated to Series D shares	—	—	—
Undistributed earnings allocated to participating nonvested restricted shares	—	(1,339)	(3,197)

Net (loss) income attributed to ordinary shareholders for computing net (loss) income per ordinary share-basic and diluted	$(83,078)	$12,358	$142,053

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

13.	NET INCOME (LOSS) PER SHARE - continued

	For the years ended December 31,
	2014	2015		2016
Denominator:
Denominator for computing net (loss) income per share-basic:
Weighted average ordinary shares outstanding used in computing net (loss) income per ordinary share-basic	85,293,775	342,646,282		377,335,923
Weighted average shares used in computing net (loss) income per participating nonvested restricted share	60,951,591	37,118,622		8,493,244
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	32,176,676	—		—
Weighted average shares used in computing net income per Series A-3 Share	18,990,997	—		—
Weighted average shares used in computing net income per Series B share	67,182,243	—		—
Weighted average shares used in computing net income per Series C Share	34,540,898	—		—
Weighted average shares used in computing net income per Series D share	28,348,231	—		—

Denominator for computing net (loss) income per share-diluted:
Weighted average shares outstanding used in computing net (loss) income per ordinary share-diluted	85,293,775	401,396,548	(i)	407,041,165	(ii)

Net (loss) income per ordinary share attributable to Momo Inc. - basic	$(0.97)	$0.04		$0.38
Net income per participating nonvested restricted share	$—	$0.04		$0.38
Net income per Series A-1 and Series A-2 share	$0.96	$—		$—
Net income per Series A-3 share	$0.03	$—		$—
Net income per Series B share	$0.05	$—		$—
Net income per Series C share	$0.16	$—		$—
Net income per Series D share	$0.62	$—		$—

Net (loss) income per ordinary share attributable to Momo Inc. - diluted	$(0.97)	$0.03		$0.36

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

13.	NET INCOME (LOSS) PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss or income per ordinary share for the years ended December 31, 2014, 2015 and 2016, because their effect is anti-dilutive:

	For the years ended December 31,
	2014	2015	2016
Share issuable upon exercise of share options	21,831,082	904,489	152,500
Share issuable upon exercise of RSUs	—	15,001	50,000
Share issuable upon vesting of nonvested restricted shares	60,951,591	—	—
Share issuable upon conversion of Series A-1 and Series A-2 shares	32,176,676	—	—
Share issuable upon conversion of Series A-3 shares	18,990,997	—	—
Share issuable upon conversion of Series B shares	67,182,243	—	—
Share issuable upon conversion of Series C shares	34,540,898	—	—
Share issuable upon conversion of Series D shares	28,348,231	—	—

(i)	For the year 2015, an incremental weighted average number of 35,759,066 nonvested restricted shares and an incremental weighted average number of 22,991,200 ordinary shares from the assumed exercise of share options and vesting of restricted share units using the treasury stock method were included.

(ii)	For the year 2016, an incremental weighted average number of 7,155,060 nonvested restricted shares and an incremental weighted average number of 22,550,182 ordinary shares from the assumed exercise of share options and vesting of restricted share units using the treasury stock method were included.

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2019 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2014, 2015 and 2016 were $2,995, $3,715 and $4,743, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2016 were as follows:

2017	$5,547
2018	2,644
2019	360
2020	296

Total	$8,847

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

14.	COMMITMENTS AND CONTINGENCIES - continued

Investment commitments

The Group was obligated to subscribe $2,702 and $2,942 for partnership interest and equity interest of certain long-term investees under various arrangements as of December 31, 2015 and 2016, respectively.

Contingencies

On October 22, 2015, the Group was served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that the Group operated and currently operates, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that the Group to cease the infringement and pay compensation and legal costs totalling approximately $1,440. The trail was began proceeding in 2016. The next court hearing date was not determined as of December 31, 2016.

The Group believes the claim made by the plaintiff is without merit, and the Group intends to defend vigorously in the case. Although the outcome of litigation is inherently uncertain, the Group does not believe the possibility of loss is probable. The Group is unable to estimate a range of loss, if any, that could result if there would be an adverse final decision, and the Group has not accrued a liability for the matter.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of the related party	Relationship with the Group
Hangzhou Alimama Technology Co., Ltd.	Affiliates of a Major Shareholder
Guangzhou UC Network Technology Co., Ltd.	Affiliates of a Major Shareholder
Guangzhou Aijiuyou Informational Technology Co., Ltd.	Affiliates of a Major Shareholder
Alibaba Cloud Computing Ltd.	Affiliates of a Major Shareholder
Taobao (China) Software Co., Ltd	Affiliates of a Major Shareholder
Zhejiang Tmall Technology Co., Ltd.	Affiliates of a Major Shareholder
Shanghai Touch Future Network Technology Co., Ltd.	Equity method investment
Hunan Qindao Cultural Spread Ltd.	Available-for-sale investment
Shanghai Xisue Network Technology Co., Ltd.	Affiliate of an available-for-sale investment

(1)	Amount due from related parties-current

	As of December 31,
	2015	2016
Hangzhou Alimama Technology Co., Ltd.	$876	$2
Shanghai Touch Future
Network Technology Co., Ltd.	299	—
Guangzhou UC Network Technology Co., Ltd.	—	5
Guangzhou Aijiuyou Informational
Technology Co., Ltd.	—	81

Total	$1,175	$88

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amount due to related parties - current

	As of December 31,
	2015	2016
Amount due to ordinary shareholders (i)	$6,450	$5,862
Hunan Qindao Cultural Spread Ltd.	—	1,281
Alibaba Cloud Computing Ltd.	82	629
Shanghai Touch Future Network Technology Co., Ltd.	—	229
Taobao (China) Software Co., Ltd.	—	116

Total	$6,532	$8,117

(i)	The amounts of $6,450 and $5,775 as of December 31, 2015 and 2016 represent the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 10 for repurchase of ordinary shares.

(3)	Sales to related parties

	For the years ended December 31,
	2014	2015	2016
Shanghai Xisue Network Technology Co., Ltd. (ii)	$—	$—	$922
Zhejiang Tmall Technology Co., Ltd. (ii)	—	—	820
Guangzhou Aijiuyou Informational Technology Co., Ltd. (iii)	—	—	400
Taobao (China) Software Co., Ltd. (ii)	—	—	249
Hangzhou Alimama Technology Co., Ltd. (ii)	—	6,002	42
Guangzhou UC Network Technology Co., Ltd. (iii)	—	—	9

Total	$—	$6,002	$2,442

(ii)	The sales to related parties represented mobile marketing services provided.

(iii)	The sales to related parties represented mobile game revenue generated through those game operating companies.

(4)	Purchase from related parties

	For the years ended December 31,
	2014	2015	2016
Hunan Qindao Cultural Spread Ltd. (iv)	$—	$—	$3,929
Alibaba Cloud Computing Ltd. (v)	—	322	3,360
Shanghai Touch future Network Technology Co., Ltd.	—	—	347
Taobao (China) Software Co., Ltd.	—	—	323

Total	$—	$322	$7,959

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Purchase from related parties - continued

(iv)	The purchase from Hunan Qindao Cultural Spread Ltd. is the revenue sharing with broadcaster agencies of live video service.

(v)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

16.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from live video service, value-added services, mobile marketing services, mobile games and other services. The Group does not have discrete financial information of costs and expenses between various services in its internal reporting, and reports costs and expenses by nature as a whole. Therefore, the Group has one operating segment.

The table below is only presented at the revenue level with no allocations of direct or indirect cost and expenses. The Group operates in the PRC; most of the Group’s long-lived assets are located in the PRC and all services are provided in the PRC.

Components of revenues are presented in the following table:

	For the years ended December 31,
	2014	2015	2016
Live video service	$—	$1,231	$376,925
Value-added service	29,756	58,462	67,603
Mobile marketing	1,975	38,885	66,339
Mobile games	11,237	31,082	35,453
Other services	1,787	4,328	6,778

Total	$44,755	$133,988	$553,098

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,635, $6,487 and $9,081 for the years ended December 31, 2014, 2015 and 2016, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The appropriations to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were $nil, $553 and $17,969 for the years ended December 31, 2014, 2015 and 2016.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $93,537, $91,008 and $108,977 as of December 31, 2014, 2015 and 2016, respectively.

19.	SUBSEQUENT EVENTS

New acquisition

In February 2017, the Group entered into an agreement to acquire 100% equity interest of Zhejiang Digital Network Technology Co., Ltd to develop live video service business. The total cash consideration is $5,478, of which $4,760 has been paid. The acquisition was completed on March, 31, 2017. The Group is in the process of evaluating the accounting treatment on this acquisition.

Newly issued share options

In March 2017, the Company granted 2,217,004 share options to its executives with an exercise price of $0.0002 per share and 100,000 RSUs to its independent directors, with the vesting period of 4 years. The Group is in the process of finalizing the fair value assessment.