Form 20-F
period 2017-12-31
Momo Inc.
filed 2018-04-26
CIK 1610601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

Telephone: +86-10-5731-0567

Email: ir@immomo.com

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing two Class A ordinary share, par value US$0.0001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Class A ordinary shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 314,060,843 Class A ordinary shares and 84,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If a an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Our reporting and functional currency is U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5063 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 20, 2018, the noon buying rate for Renminbi was RMB 6.2945 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues(1)	3,129	44,755	133,988	553,098	1,318,271
Cost and expenses(2)
Cost of revenues	(2,927)	(15,762)	(30,312)	(241,463)	(649,275)
Research and development expenses	(3,532)	(9,264)	(23,265)	(31,399)	(51,491)
Sales and marketing expenses	(3,018)	(35,538)	(52,631)	(97,173)	(217,437)
General and administrative expenses	(3,010)	(10,354)	(22,879)	(38,983)	(62,581)

Total cost and expenses	(12,487)	(70,918)	(129,087)	(409,018)	(980,784)

Other operating income	—	26	713	406	23,379
(Loss) Income from operations	(9,358)	(26,137)	5,614	144,486	360,866
Interest income	32	722	7,805	8,194	21,635
Impairment loss on long-term investments	—	—	—	(5,765)	(4,386)

(Loss) Income before income tax and share of income on equity method investments	—	(25,415)	13,419	146,915	378,115
Income tax expenses	—	—	(92)	(5,136)	(65,980)

(Loss) Income before share of income on equity method investments	—	(25,415)	13,327	141,779	312,135
Share of income on equity method investments	—	—	370	3,471	5,889
Net (loss) income	(9,326)	(25,415)	13,697	145,250	318,024
Less: net loss attributable to non-controlling interest	—	—	—	—	(542)

Net (loss) income attributable to Momo Inc.	(9,326)	(25,415)	13,697	145,250	318,566
Deemed dividend to preferred shareholders	(8,120)	(57,663)	—	—	—

Net (loss) income attributable to ordinary shareholders	(17,446)	(83,078)	13,697	145,250	318,566

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.26)	(0.97)	0.04	0.38	0.81
Diluted	(0.26)	(0.97)	0.03	0.36	0.77
Weighted average shares used in computing net (loss) income per ordinary share
Basic	67,190,411	85,293,775	342,646,282	377,335,923	394,549,323
Diluted	67,190,411	85,293,775	401,396,548	407,041,165	415,265,078

Notes:

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands)
Live video service	—	—	1,231	376,925	1,102,592
Value-added service	2,808	29,756	58,462	67,603	103,139
Mobile marketing	12	1,975	38,885	66,339	76,178
Mobile games	92	11,237	31,082	35,453	35,619
Other services	217	1,787	4,328	6,778	743

Total	3,129	44,755	133,988	553,098	1,318,271

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands)
Cost of revenues	34	155	915	2,785	2,014
Research and development expenses	269	674	3,502	5,646	8,793
Sales and marketing expenses	128	736	3,780	5,880	11,723
General and administrative expenses	532	5,073	9,185	17,395	27,127

Total	963	6,638	17,382	31,706	49,657

The following table presents our selected consolidated balance sheet data as of December 31, 2013, 2014, 2015, 2016 and 2017.

	As of December 31,
	2013	2014	2015	2016	2017
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	55,374	450,968	169,469	257,564	685,827
Total assets	63,025	478,504	542,157	769,738	1,301,997
Total liabilities	5,566	38,113	73,771	135,719	264,217
Total mezzanine equity	80,319	—	—	—	—
Total (deficit) equity	(22,860)	440,391	468,386	634,019	1,037,780

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits.

As online social networking and online entertainment industries in China are relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2016 and 2017. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 83.6%, 7.8%, 5.8%, 2.7% and 0.1%, respectively, of our net revenues in 2017. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in February 2015, we launched our first self-developed game on our platform, which generated revenues through in-game purchases of virtual items. In the second quarter of 2015, we launched our in-feed marketing solutions powered by a proprietary self-served advertising system, and started to offer brand-oriented display ads and action-driven ad products such as app downloads. In the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

We launched our Momo mobile application in August 2011. The relatively short operating history and our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

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

We currently generate a substantial majority of our revenues from our live video service. We may not be able to continue to grow or continue to achieve profitability from such service.

In September 2015, we launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. We have achieved initial success for this service, which contributed US$376.9 million and US$1,102.6 million to, or 68.1% and 83.6% of, our net revenues in 2016 and 2017, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve the level of profitability based on the virtual items-based revenue model, as we have relatively little experience in operating such service. In addition, popular broadcasters may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

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

Our future growth depends on our ability to convert our users into paying users of our services, including live video service, value-added service, mobile games and other services, and our ability to retain our existing paying users. However, we cannot assure you that we will be successful in any of the foregoing initiatives, nor can we assure you that we will be able to successfully compete with current and new competitors on attracting paying users. We had 10.3 million paying users for our live video service in 2017, compared to 5.6 million in 2016. For value-added services, we had 7.2 million paying users in 2017, compared to 3.7 million in 2016. Our efforts to provide greater incentives for our users to pay for our various services may not continue to succeed. Our paying users may discontinue their spending on our services because they may no longer serve our paying users’ needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our paying users, our business, results of operations and prospects will be adversely affected.

The loss of marketers, or reduction in spending by marketers, could harm our business.

Our mobile marketing services generated 29.0%, 12.0% and 5.8% of our revenues in 2015, 2016 and 2017, respectively. Currently our mobile marketing services primarily comprise in-feed marketing solutions and brand-oriented display ads. As is common in the industry, our marketers do not have long-term advertising commitments with us. Many of our marketers spend only a relatively small portion of their overall advertising budgets with us. In addition, marketers may view some of our products as experimental and unproven. Marketers may not continue to do business with us, or they may advertise with us based on terms unfavorable to us, if we do not deliver our marketing solutions in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. For example, failure to maintain or increase the quantity or quality of ads shown to users, or a decrease in user engagement may cause marketers to reduce or cease their spending on our mobile marketing services.

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

In China, we market our services under the brand “陌陌” or “Momo.” Our business and financial performance are highly dependent on the strength and the market perception of our brand and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

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

Negative publicity involving us, our users, our management, our social networking platform or our business model may tarnish our reputation and materially and adversely harm our brand and our business. We cannot assure you that we will be able to defuse negative publicity about us, our management and/or our services to the satisfaction of our investors, users, customers and platform partners. There has been negative publicity about our company and the misuse of our services, which has adversely affected our brand, public image and reputation. Such negative publicity, especially when it is directly addressed against us, may also require us to engage in defensive media campaigns. This may cause us to increase our marketing expenses and divert our management’s attention and may adversely impact our business and results of operations.

Any legal action, regardless of its merits, could be time consuming and could divert the attention of our management away from our business and a failure of any legal action may bring negative impact on our reputation and cause a loss of our brand equity, which would reduce the use of our platform and demand for our services. Moreover, any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results.

Our platform allows mobile users to freely contact and communicate with people nearby, and our live video service allows users to host and view live shows. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which have in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behaviors of our users, to the extent such behaviors are associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

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

We expect our costs and expenses to continue to increase in the future as we seek to broaden our user base and increase user engagement, and develop and implement new features and services. In addition, our cost and expenses, such as our research and development expenses, sales and marketing expenses and general and administrative expenses, have grown rapidly as we expanded our business. Historically, our costs and expenses have increased each year, and we expect to continue to incur increasing costs and expenses to support our anticipated future growth. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may again incur significant losses in the future and may not be able to maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

We may not be able to remain profitable.

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

We collect user profile, user location and other personal data from our users in order to better understand our users and their needs and to support our social interest graph engine and our big data analytical capabilities for more targeted services such as interest- or location-based user groups and mobile marketing services. Concerns about the collection, use, disclosure or security of personal information, chat history or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users, customers and platform partners and subject us to regulatory investigations, all of which may adversely affect our business. While we strive to comply with applicable data protection laws and regulations, as well as our privacy policies pursuant to our terms of use and other obligations we may have with respect to privacy and data protection, any failure or perceived failure to comply with these laws, regulations or policies may result, and in some cases have resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users, customers and platform partners and have an adverse effect on our business and operating results.

Any system failure or compromise of our security that results in the unauthorized access to or release of the data or chat history of our users, customers or platform partners could significantly limit the adoption of our services, as well as harm our reputation and brand. We expect to continue expending significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer and increase the size of our user base.

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

We depend on the continued contributions of our senior management, especially the executive officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” section of this annual report, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for qualified talents in China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of Xiaoyao Xiyou filed an appeal to Guangzhou Intellectual Property Court. As a result, the first-instance judgement made by Guangzhou Tian He People’s Court did not bind us. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to keep up with the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

Our business and operating results may be harmed by service disruptions, cybersecurity related threats or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

People use our platform for real-time communication, socializing, entertainment and information. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

•	our technology, system, networks and our users’ devices have been subject to, and may continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in an unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees or sensitive information provided by our users, or otherwise disrupt our, our users’ or other third parties’ business operations;

•	we periodically encounter attempts to create false accounts or use our platform to send targeted and untargeted spam messages to our users, or take other actions on our platform for purposes such as spamming or spreading misinformation, and we may not be able to repel spamming attacks;

•	the use of encryption and other security measures intended to protect our systems and confidential data may not provide absolute security, and losses or unauthorized access to or releases of confidential information may still occur;

•	our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and

•	we may be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

Any disruption or failure in our services and infrastructure could also hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

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

We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by a counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions and to the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the governmental authorities in the PRC for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Such use of cash may add significant liquidity pressure on us by materially reducing our existing cash balance and adversely affecting our working capital. The sale of equity or equity linked securities may further dilute our existing shareholders. Debt financings may subject us to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, a social and dating app in China, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash. The acquisition of Tantan exposes us to potential uncertainties and risks. For our acquisition of Tantan, we will pay a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of us and US$600.9 million in cash. As Tantan was founded in 2015 and has a short operating track record, it would be difficult for us to assess its future prospect or forecast its future results and thus we may not be able to achieve the objective of our acquisition of Tantan if Tantan’s business does not develop as we expect. In addition, if Tantan incurs a net loss in the future, we would have to share its net loss as its sole shareholder, the occurrence of which would adversely affect our future profitability. After the consummation of the acquisition, we may face difficulties in integrating the internal control and financial reporting of Tantan and may incur unanticipated costs and expenses relating to such integration.

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

We have adopted three share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. As of March 31, 2018, options to purchase 28,776,804 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, 9,000,326 of which remained outstanding. In addition, as of March 31, 2018, options to purchase 18,552,529 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 340,001 restricted share units had been granted under the 2014 Plan, of which 14,132,881 options remained outstanding and 162,500 restricted share units remained outstanding. Options to purchase an aggregate of 3,000,000 shares of Momo BVI under the BVI Plan remained outstanding as of March 31, 2018. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of US$47.2 million, US$37.6 million and US$39.3 million in 2018, 2019, and after 2019, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management in its annual report that contains management’s assessment of the effectiveness of such company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2017. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are a company registered in the Cayman Islands and Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, our wholly-owned PRC subsidiary, is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through Beijing Momo, our consolidated affiliated entity, and its subsidiaries, based on a series of contractual arrangements by and among Beijing Momo IT, Beijing Momo and its shareholders. As a result of these contractual arrangements, we exert control over Beijing Momo and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. Beijing Momo and its subsidiaries hold the licenses, approvals and key assets that are essential for our business operations.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, Beijing Momo IT, or our consolidated affiliated entity and its subsidiaries.

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

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders or its subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that Beijing Momo adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing Beijing Momo’s tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting Beijing Momo to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary’s loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if Beijing Momo’s tax liabilities increase or if it is subject to late payment fees or other penalties.

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

The shareholders of Beijing Momo, our consolidated affiliated entity, include Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who, except for Zhiwei Li, are also our directors or officers. Conflicts of interest may arise between the roles of Messrs. Yan Tang, Yong Li and Xiaoliang Lei as directors or officers of our company and as shareholders of Beijing Momo. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of Beijing Momo have executed powers of attorney to appoint Beijing Momo IT, our PRC subsidiary, or a person designated by Beijing Momo IT to vote on their behalf and exercise voting rights as shareholders of Beijing Momo. We cannot assure you that when conflicts arise, shareholders of Beijing Momo will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

Through our dual-class share structure, our co-founder, chairman and chief executive officer, Mr. Yan Tang, a PRC citizen, possessed and controlled 71.9% of the voting power of our company as of March 31, 2018. However, the draft Foreign Investment Law has not taken a position on what actions should be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, although a few possible options were proposed at the comment solicitation stage. Moreover, it is uncertain whether the mobile internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We are also required to obtain an internet publishing license from SARFT in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the SARFT for 23 games, and we are still in the process of applying with the SARFT for the approvals of the remaining games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business and results of operations. All domestic online games must be filed with the MOC within 30 days after operation, and all imported online games must be approved by the MOC. As of March 31, 2018, 22 of the 27 online games we offered had completed the filing with the MOC. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

On February 3, 2015, the SAT issued a Public Notice 2015 No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, Circular 698, and further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which constitutes an Indirect Transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under Bulletin 37 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Bulletin 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to fall into the industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB has appreciated significantly in the backdrop of a firming economy and the “restrict capital outflows and promote capital inflows” policy in China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our revenues and costs are mostly denominated in RMB, whereas our reporting currency is the U.S. dollar. Any significant depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position as reported in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. An appreciation of RMB against the U.S. dollar would also make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease ten premises in China, and the landlords of six of these premises have completed the registration of their ownership rights and the landlords of two of these premises have completed the registration of our lease with the relevant authority. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 71.9% of the aggregate voting power of our company as of March 31, 2018. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2017 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

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

Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited and New Heritage Global Limited, both of which are wholly owned by a family trust controlled by Yan Tang, our co-founder, chairman and chief executive officer. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered by way of continuation under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and most of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2017. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

•	In December 2011, we established Momo Technology HK Company Limited, or Momo HK, a wholly-owned subsidiary, in Hong Kong.

•	In March 2012, Beijing Momo IT was established as a wholly-owned subsidiary of Momo HK.

•	In April 2012, we underwent a corporate restructuring, whereby we obtained effective control over Beijing Momo through a series of contractual arrangements among Beijing Momo, Beijing Momo IT and the shareholders of Beijing Momo IT.

•	In May 2013, we established Chengdu Momo as a wholly-owned subsidiary of Beijing Momo.

•	In March 2014, we formed Momo Technology Overseas Holding Company Limited and our Delaware subsidiary, Momo Information Technologies Corp.

•	In January 2015, we established Shanghai Momo Technology Co., Ltd., as a wholly-owned subsidiary of Beijing Momo.

•	In October 2015, we established Chengdu Biyou Technology Co., Ltd., or Chengdu Biyou, as a wholly-owned subsidiary of Chengdu Momo.

•	In March 2016, we established Tianjin Heer as a wholly-owned subsidiary of Beijing Momo.

•	In November 2016, we established Momo Pictures Co., Ltd., as a wholly-owned subsidiary of Beijing Momo, and QOOL Media (Tianjin) Co., Ltd., a company which is 70% owned by Beijing Momo.

•	In March 2017, we acquired 100% equity interest of Zhejiang Shengdian, upon which it became a subsidiary of Beijing Momo. Zhejiang Shengdian now holds our internet audio/video program transmission license.

•	In June 2017, we established Beijing Santi Cloud Union Technology Co., Ltd., or Santi Cloud Union, a company which is 51% owned by Beijing Momo.

•	In July 2017, we established Loudi Momo Technology Co., Ltd., or Loudi Momo, as a wholly-owned subsidiary of Beijing Momo.

•	In September 2017, we established Changsha Heer Network Technology Co., Ltd., or Changsha Heer, as a wholly-owned subsidiary of Beijing Momo, and Beijing Santi Cloud Time Technology Co., Ltd., or Santi Cloud Time, as a wholly-owned subsidiary of Santi Cloud Union.

•	In February 2018, we established QOOL Media Hong Kong Limited, or QOOL Media HK, a company which is 70% owned by Momo HK.

•	In March 2018, we established Hainan Momo Pictures Co., Ltd., or Hainan Momo Pictures, as a wholly-owned subsidiary of Momo Pictures.

•	In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of us and US$600.9 million in cash, of which $229.8 million has been paid. The transaction is expected to close in the second quarter of 2018, subject to customary closing conditions.

In December 2014, we completed our initial public offering and listed our ADSs on the NASDAQ Global Select Market under the symbol “MOMO.”

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 801 2nd Avenue, Suite 403, New York, NY 10017.

B.	Business Overview

We operate Momo, one of China’s leading mobile-based social and entertainment platforms. We enable users to establish and expand social relationships based on location, interests and a variety of recreational activities including live videos, short videos, social games as well as other video- and audio-based interactive experiences. Our platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. We aim to offer our users an authentic social experience by encouraging them to provide detailed personal information on Momo. Leveraging our social interest graph engine and our analysis of user behavior data, we are able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through our private and group communication tools, content creation and sharing functions, recreational activities such as live shows and gaming, as well as the offline social activities promoted on our platform.

We have built a large user base on Momo since its launch in 2011. Our MAUs increased 22.2% to 99.1 million in December 2017 from 81.1 million in December 2016. Our MAUs were 69.8 million in December 2015. The growth rate of our MAUs increased in 2017 primarily due to the enriched product and content offerings and our marketing activities.

Our Momo mobile application can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our Momo platform. Our revenues increased significantly from US$134.0 million in 2015 to US$553.1 million in 2016 and further to US$1,318.3 million in 2017. We currently generate our revenues from live video service, value-added service, mobile marketing, mobile games and other services. Our live video service, which was launched in September 2015 and allows users to purchase and send in-show virtual gifts to other users hosting live shows, currently contributes to the largest share of our revenues, generating 83.6% of our net revenues in 2017. We generated 43.6%,12.2% and 7.8% of our net revenues from value-added services in 2015, 2016 and 2017, respectively, in relation to our membership subscription package that provides members with additional functions and privileges on our platform and, starting in the fourth quarter of 2016, virtual gift service, which allows our users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 29.0%, 23.2% and 3.3%, respectively, of our revenues in 2015, 12.0%, 6.4% and 1.3%, respectively, of our revenues in 2016, and 5.8%, 2.7% and 0.1%, respectively, of our revenues in 2017. We had a net income of US$13.7 million, US$145.3 million and US$318.0 million in 2015, 2016 and 2017, respectively.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android and iOS platforms, enables users to establish and expand their social relationships based on location, interests and a variety of recreational activities including live videos, short videos, social games as well as other video- and audio-based interactive experiences. Momo offers a personal and lively way for users to discover interesting people, and facilitates the connecting, communicating, interacting, and content sharing with others. Momo features various social and entertainment features, including Nearby functions, live video, short video service, and others. Communications within our platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services. Momo’s social features are increasingly integrated with video functions to offer more fun and entertaining contents and to enhance and encourage social interactions between users.

Key features and functionalities offered by the Momo platform include the following:

Nearby People

Nearby People allows users to find out their approximate distance from each other in real time and is one of the primary tools through which users can establish and expand their social relationships on our platform.

Nearby People presents a curated list of nearby users with their profile pictures, relative distances and the time they last checked-in on Momo. The list of nearby people is ordered by our algorithm, which considers both the physical proximity and the recency of check-in of the users. All users can customize the list by viewing nearby people by gender, age and some other attributes. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors.

Nearby Posts

Nearby Posts is an important entry point for users to discover and interact with other users via content sharing and consumption. It contains a stream of feeds, including photos, videos, music, books and other status updates posted by the users. The order of the feeds is defined by our algorithm which computes a number of different factors including physical proximity of the content creator, how recent that post is shared as well as how likely it is for a specific user to interact with such post based on our big data and machine learning technologies. Users can interact with such feeds in a number of different ways such as liking and commenting on the content, as well as checking out the profile pages of the content creators, sending private message and following the creator.

Live Video

The Live Video function allows users to live stream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting between broadcasters and viewers. Unlike traditional on-demand video experiences, live video allows the viewers to interact with the broadcasters on a real-time basis and thus facilitates a much more dynamic social experience. For example, a user can request a song from the live broadcaster and a broadcaster can connect a viewer to his or her live video channel through video calls. To provide fun and interactive experience between live broadcasters and viewers, the Live Video function offers interesting features such as customized filters and lenses as well as virtual gifts and associated special effects, some of which are enabled by facial recognition and augmented reality technology. For example, a user can pay to put virtual animated images over a broadcaster’s head or face to create an interesting visual effect. Viewers of live video shows may interact with broadcasters using text messages or by sending virtual gifts purchased with virtual currency. In August 2017, we launched Momo Radio, an audio extension of our live video service. This new service lowered the barriers for broadcasters and users to participate in real-time interactive experience through our live channels.

“Follow” Functions

The Follow tab was introduced in March 2017 to aggregate content that a user chooses to follow and video content our algorithm “thinks” the user might want to follow based on our big data analytics. There are two subsections within the tab. The “Follow” section under the Follow tab contains a stream of feeds created by people followed by the user while the “Recommended” section features popular video content that our recommendation engine, based on our big data analytics, believes the user might like or suggests the user to follow. The algorithm of the recommendation engine computes and makes recommendations based on a variety of factors including users’ personal preferences as well as the overall popularity of a specific video.

Other Functions

Other key features and functionalities include the following:

Diandian. Diandian is a swipe-based one-to-one matching function that helps our users discover people that they might be interested in. When activated, our recommendation engine will push potential matches to a user based on his or her profile and behavioral data such as interesting places the recommended user has traveled to, favorite books and movies and what interest groups he or she has participated in. The user may then swipe left or right to show if he or she is interested in the recommendation. Only users who have mutually shown interests to each other may become Momo friends and message each other.

Groups. Our application allows users to create and/or participate in groups created across points of interest and based on locations. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos, exchange messages and organize other online and offline events.

User Profile Page

If a user is interested in finding out more about another user on our platform, he or she can review the User Profile page, which is a function that we offer to provide a quick snapshot of a user. Information featured on this page includes profile pictures, detailed personal information such as name, age, hometown, horoscope, occupation, relationship status, groups joined, interests and favorite books and movies, the user’s historical posts and videos shared, the broadcasters that the user follows, as well as the user’s travel footprints. The profile page also contains a summary providing insights to a user’s behavioral characteristics. The User Profile Page is integrated with nearly all the other product modules such as the Nearby People, Nearby Posts, Diandian, Live Video and others.

Instant Messaging

Our application is supported by instant messaging function, which allows users to communicate with each other using various forms of messages and expressions including text, emoticons, voice recordings, pictures and video messages, or to engage in real-time communication through audio and video chat function. One of the key features of our instant messaging function is that the dialog window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient, and can choose to have their messages removed immediately after being read. Our instant messaging feature also allows users to turn voice messages into text, share their location information, invite other users to games, and send virtual gifts and red envelopes to each other.

Mobile Games

Our application offers games developed both internally and by third-party developers, some of which are customized for our platform and user profile. Our self-developed games are designed with themes and features to facilitate social activities among our users. For example, we launched Were Wolf in 2017. Inspired by the popular offline dinner party game “Mafia,” the game allows the users to engage in group live chat and play different roles according to the story line of the game. While playing the game, users can send each other virtual gifts to enhance the interactive experience. Other than internally developed games, we also offer third party developed games to the users to enrich their social and entertainment experience.

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

In-feed marketing solutions. We offer advertising units that appear as feeds on Nearby People, Nearby Posts and Follow. Powered by a self-serve advertising system with a real-time bidding mechanism, our in-feed marketing solutions are performance-based and serve a wide range of marketers including application developers, local businesses, brand owners, as well as other small and medium-sized businesses and individuals. We offer advertising units in various formats, including text-based content, pictures, video clips and function that enables direct application downloads. In addition, our advertising system also allows customers to target certain cohorts of users based on their geographic locations, gender, age, type of mobile operating systems and some other parameters. Our customers can use a combination of the various formats and targeting capabilities to create their marketing campaigns more effectively.

Display ads. We offer a variety of marketing products in display format, including full screen banner ads that appear before the application is loaded, banners on frequently visited pages and other sponsored images displayed elsewhere within our application. Unlike the in-feed ad units, the display ad units are not sold through the bidding system.

We also offer integrated marketing packages that include multiple advertising units such as feeds, banners, video ads and sponsorships in order to serve a broader sets of marketing objectives of our marketing customers. As the features and functionalities of our platform continue to evolve, we may continue to add new ad format and marketing solutions to our mobile marketing product portfolios.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, where we share revenues generated by in-game purchases of virtual items with such developers, or developed in-house. We have recently been scaling back from licensed mobile game services and instead focus on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform.

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

Technology

Our research and development efforts focus on product development, architecture and technological infrastructures, as well as the security and integrity of our platform to protect our user data.

Our product development endeavors revolve around continuous innovations to help users discover and make new connections as well as building effective interactions. As our user base continues to expand and consumer behaviors constantly evolve, the social demands from the users become increasingly diversified. We make significant investments in technology to optimize our existing products and services and to develop new ones so that we can expand the social use offerings to satisfy the diversifying user demands.

In addition, we are also investing in building and maintaining the technological infrastructures to support the delivery and usage of our products and services in a fast and efficient manner within a safe and secured environment.

Content Management and Monitoring

As of the date of this annual report, we have a dedicated team of over 550 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platform and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, Momo users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

Our corporate policy requires a user to accept our terms of use during the registration process before becoming a Momo user. In the user agreement, the user makes certain acknowledgments and covenants, including, among others, (i) the user is solely responsible for the authenticity, legality, harmlessness and relevancy of all information submitted for registration purpose or delivered to other users, (ii) the user is not impersonating other people or spreading information in the name of others, (iii) the user alone is responsible for any losses or injuries arising from or caused by the information provided by other users and/or advertisements published for any third-party suppliers and partners on our platform, unless applicable laws and regulations provide otherwise and (iv) the user agrees to indemnify us for our losses or injuries arising from or caused by the activities of or content generated by the user.

Branding and Marketing

Our brand building activities generally comprise purchasing online advertising in the form of texts, banners and videos, placing TV commercials and public relations efforts. We also conduct branding and promotional activities through offline events. For example, in January 2018, we hosted our Momo Live Broadcasting 2018 Evening of Surprise, featuring A-list celebrities and popular hosts, in Shanghai in order to further promote our brand and live video service. We also acquire users directly through online marketing channels such as application stores, search engines and other online advertising networks.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2017, we had seven pending patent applications filed with the State Intellectual Property Office of the PRC. We had registered 232 trademarks and had applied for 259 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We had registered 82 software copyrights and 66 copyrights with the PRC National Copyright Administration. We had also registered 58 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

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

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000 and 2016, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014, and the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises effective in 2016, as amended in 2017.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The latest version of the Catalog went effective on July 28, 2017. The Catalog divides industries into two categories: encouraged industries and industries subject to the Special Administrative Measures for Admission of Foreign Investments, also known as the Negative List for Admission of Foreign Investments, including restricted and prohibited industries. Industries not listed in the Catalog are generally open to foreign investment.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog amended in 2017, the provision of value-added telecommunications services except for e-commerce falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.

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

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from July 28, 2017, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for e-commerce business as well.

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

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, as further amended on March 10, 2017, which classified internet audio/video programs into four categories.

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, SARFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release.

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

On July 1, 2016, the MOC promulgated Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities operating network performance and performers. Entities operating network performance shall be responsible for the service and content post on their website which are provided by performers, perfect the content management mechanism, and shut down the channel and stop the spreading as soon as realize any network performance in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements. The cultural administration authorities or cultural market enforcement authorities of relevant government supervise entities operating network performance and shall investigate all entities operating network performance in their thoroughly and publish any fine or action results or blacklist in time.

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

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2018, 22 of the 27 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

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

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

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

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

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

On February 3, 2015, the SAT issued a Public Notice [2015] No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, Circular 698, and further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under Bulletin 37 and Public Notice 7.

The PRC tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance, or the MoF, and the State Administration of Taxation, or the SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MoF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MoF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the MoF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 17% for goods sold as of December 31, 2017.

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

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2017, we had registered 82 software copyrights in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2017, we had 232 registered trademarks and 259 trademark applications in China.

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

Notes:

(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, who hold 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. Except for Zhiwei Li, the shareholders of Beijing Momo are shareholders, directors or officers of Momo Inc.
(2)	QOOL Media (Tianjin) Co., Ltd. was established in November 2016.
(3)	Ningbo Hongyi Equity Investment L.P. is a limited partnership organized in September 2015. We invested in it and became a limited partner starting from February 2018.

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

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. Beijing Momo IT has also entered into an exclusive cooperation agreement and a supplemental agreement with each of Chengdu Momo, Tianjin Heer and Loudi Momo.

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

Exclusive cooperation agreements. Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Beijing Momo and Chengdu Momo, respectively, on August 31, 2014 to supersede the exclusive technology consulting and management services agreement signed in April 2012 between Beijing Momo IT and Beijing Momo. In May 2016 and December 2017, Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Tianjin Heer and Loudi Momo, respectively. Pursuant to the aforesaid exclusive cooperation agreements, each as amended, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo will maintain a pre-determined level of operating profit and remit any excess operating profit to Beijing Momo IT as consideration for the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT. Each agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT. Beijing Momo IT may terminate the agreement at any time with a 30-day notice to Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo, as applicable, but Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo may not terminate the agreement.

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

Beijing Momo IT also entered into an exclusive cooperation agreement and a supplemental agreement with Chengdu Momo, Tianjin Heer and Loudi Momo on August 31, 2014, May 1, 2016 and December 1, 2017, respectively, which agreements are substantially similar to the ones entered into between Beijing Momo IT and Beijing Momo described above.

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 27,202 square meters of office space in Beijing, Chengdu, Tianjin, Shanghai and Guangzhou as of March 31, 2018. These leases vary in duration from two to five years.

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

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our paying users for the various services we offer to users, including live video service, value-added service, online games and other services. For 2017, we generated our revenues primarily from live video service, value-added service, mobile marketing and mobile games. The number of paying users for our live video service increased from 0.2 million in 2015 to 5.6 million in 2016 and further to 10.3 million in 2017. For value-added services, our paying users increased from 2.9 million in 2015 to 3.7 million in 2016 and 7.2 million in 2017. The number of paying users of our mobile games on the Momo platform decreased from 1.5 million in 2015 to 0.8 million in 2016 and further to 0.4 million in 2017. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and strategies we pursue to achieve active user growth at reasonable costs and expenses.

Our MAUs increased from 69.8 million in December 2015 to 81.1 million in December 2016 and 99.1 million in December 2017.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.

Monetization. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. Our live video service currently contributes to the largest share of our revenues, generating 83.6% of our net revenues in 2017. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 779 as of December 31, 2015 to 924 as of December 31, 2016 and further to 1,244 as of December 31, 2017. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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

United States

Our subsidiary incorporated in the United States is subject to state income tax and federal income tax at different tax rates, depending on taxable income levels. As our U.S. subsidiary did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2017.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiary had not generated any assessable income in 2015, 2016 or 2017.

People’s Republic of China

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Chengdu Momo qualified as a western China development enterprise and the income tax rate was 15% in 2014, 2015 and 2016. Chengdu Momo has completed its renewal registration with the competent tax authorities in early 2018 to continue to be qualified as a western China development enterprise in the year 2017. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25%.

We have recognized income tax expense of US$0.1 million, US$5.1 million and US$66.0 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Effective from May 1, 2016, PRC tax authorities collect VAT in lieu of business tax in all regions and industries. All of our entities were subject to VAT at rate of 6% for services provided and 17% for goods sold as of December 31, 2017. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing PRC tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders or its subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Momo may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”

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

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Net revenues	133,988	100.0	553,098	100.0	1,318,271	100.0
Live video service	1,231	0.9	376,925	68.1	1,102,592	83.6
Value-added service	58,462	43.6	67,603	12.2	103,139	7.8
Mobile marketing services	38,885	29.0	66,339	12.0	76,178	5.8
Mobile games	31,082	23.2	35,453	6.4	35,619	2.7
Other services	4,328	3.3	6,778	1.3	743	0.1
Cost and expenses
Cost of revenues	(30,312)	(22.6)	(241,463)	(43.7)	(649,275)	(49.3)
Research and development expenses	(23,265)	(17.4)	(31,399)	(5.7)	(51,491)	(3.9)
Sales and marketing expenses	(52,631)	(39.3)	(97,173)	(17.6)	(217,437)	(16.5)
General and administrative expenses	(22,879)	(17.0)	(38,983)	(7.0)	(62,581)	(4.7)

Total cost and expenses	(129,087)	(96.3)	(409,018)	(74.0)	(980,784)	(74.4)

Other operating income	713	0.5	406	0.1	23,379	1.8
Income from operations	5,614	4.2	144,486	26.1	360,866	27.4
Interest income	7,805	5.8	8,194	1.5	21,635	1.6
Impairment loss on long-term investments	—	—	(5,765)	(1.0)	(4,386)	(0.3)

Income before income tax and share of income on equity method investments	13,419	10.0	146,915	26.6	378,115	28.7
Income tax expense	(92)	(0.1)	(5,136)	(0.9)	(65,980)	(5.0)

Income before share of income on equity method investments	13,327	9.9	141,779	25.7	312,135	23.7
Share of income on equity method investments	370	0.3	3,471	0.6	5,889	0.4

Net income	13,697	10.2	145,250	26.3	318,024	24.1

Comparison of the Years Ended December 31, 2015, 2016 and 2017

Net revenues

We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from mobile games developed by third-party game developers and from self-developed mobile games. Mobile games revenues generated by third-party game developers are presented net of revenue sharing with game developers, commission fees made to third-party application stores and other payment channels, value-added taxes and surcharges. Mobile games revenues derived from self-developed games are recorded on a gross basis. Net revenues increased significantly from US$553.1 million in 2016 to US$1,318.3 million in 2017, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues increased significantly from US$134.0 million in 2015 to US$553.1 million in 2016, primarily due to a significant increase in net revenues from live video service and mobile marketing services.

Live video service

We started to offer live video services on our Momo platform in September 2015. We generate revenues when users purchase and send in-show virtual gifts to broadcasters. We launched live video service in September 2015. Initially, the service adopted an online live concert format whereby we invited certain talented performers to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. Until April 2016, we only offered the service to a limited number of talented performers pre-selected carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish. Our live video service revenues increased significantly to US$376.9 million in 2016 from US$1.2 million in 2015, primarily due to the increase in the number of broadcasters and paying users for our live video service as a result of the above-mentioned changes of the service from 2015 to 2016. The number of paying users for our live video service increased from 0.2 million in 2015 to 5.6 million in 2016. Our live video service revenues further increased from US$376.9 million in 2016 to US$1,102.6 million in 2017, primarily due to the increase in paying users and the increase in the average revenues per paying user. The number of paying users for our live video service increased from 5.6 million in 2016 to 10.3 million in 2017.

Value-added service

Value-added service comprises membership subscription and virtual gift service. Momo users can become members by paying monthly, quarterly, semi-annual or annual membership fees. Momo members are entitled to additional functionalities and privileges on our mobile application. We offer four basic membership subscription packages and four premium membership subscription packages. We started to offer virtual gift service on our platform in the fourth quarter of 2016 to enhance users’ interaction and social networking with each other. We start to report revenues from membership subscription and virtual gift services together as value-added services since 2016.

2017 compared to 2016. Revenues from our value-added service increased 52.6% to US$103.1 million in 2017 from US$67.6 million in 2016, primarily due to the increase in the number of paying users as we offered virtual gift service to enrich communication experience among users and the continuous growth of its revenues in 2017. The number of paying users for our value-added service increased from 3.7 million in 2016 to 7.2 million in 2017.

2016 compared to 2015. Revenues from our value-added service increased 15.6% to US$67.6 million in 2016 from US$58.5 million in 2015, primarily attributable to the increase in the number of paying users as more users bought our premium membership package and we offered virtual gift service in the fourth quarter of 2016. The number of paying users for our value-added service increased from 2.9 million in 2015 to 3.7 million in 2016.

Mobile marketing services

Our mobile marketing services currently include in-feed marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.

2017 compared to 2016. Mobile marketing services revenues increased 14.8% to US$76.2 million in 2017 from US$66.3 million in 2016, primarily due to an increase in revenues from our brand-oriented display ads as a result of better sell-through of our existing advertisement inventories as we continue to provide new ad format and marketing solutions to our clients.

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

Mobile games

As of December 31, 2017, we had three types of mobile game services, namely non-exclusive licensed mobile game services, exclusive licensed mobile game services and self-developed mobile game services. For non-exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and we share user payments with such game developers. Game developers may offer their games on other platforms in addition to ours. For exclusive licensed mobile game services, we offer our mobile game platform for mobile games developed by third-party game developers, and our platform is the only one through which players can access such games. In addition to licensed mobile games, we also operate self-developed mobile games on our mobile game platform. As of December 31, 2017, we operated 16 non-exclusive licensed games, six exclusive licensed games and eight self-developed games. We expect the number of games operated on our platform to fluctuate quarter by quarter. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

2017 compared to 2016. Our mobile games revenues slightly increased 0.5% to US$35.6 million in 2017 from US$35.5 million in 2016, primarily due to an increase in revenue from a new self-developed game which we launched in the second quarter of 2016 and for which we recognized revenue on a gross basis, partially offset by a decrease in paying users and revenue from other existing licensed games as we have recently started to scale back from licensed mobile game services and instead focus on self-developed games. The number of paying users of our mobile games on the Momo platform decreased by 50% from 0.8 million in 2016 to 0.4 million in 2017.

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

2017 compared to 2016. Other services revenues decreased 89.0% to US$0.7 million in 2017 from US$6.8 million in 2016, primarily due to the winding down of Duobao and paid emoticons services in 2017.

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

Revenue sharing primarily include payments to broadcasters and agencies for our live video service, self-developed mobile game subcontractors and virtual gift recipients. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video service, value-added service, self-developed mobile games, paid emotions and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. We expect our cost of revenues to increase in the future as we continue to expand our services, as well as to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in US$ thousands, except for percentages)
Cost of revenues:
Revenue sharing	1,099	3.6	173,934	72.0	523,295	80.6
Commission fees	7,348	24.2	21,598	8.9	45,734	7.0
Bandwidth costs	8,064	26.6	17,297	7.2	35,003	5.4
Labor costs	4,848	16.0	10,537	4.4	16,248	2.5
Depreciation	4,637	15.3	5,933	2.5	8,850	1.4
Other costs	4,316	14.3	12,164	5.0	20,145	3.1

Total cost of revenues	30,312	100.0	241,463	100.0	649,275	100.0

2017 compared to 2016. Our cost of revenues increased from US$241.5 million in 2016 to US$649.3 million in 2017, primarily due to a US$349.4 million increase in revenue sharing resulting from an increase in live video service revenue and virtual gift service revenue, a US$24.1 million increase in commission fees resulting from an increase in fees to payment channels due to a higher volume of cash collection through such channels, a US$17.7 million increase in bandwidth costs due to larger scale of live video service, short video services, social games as well as other video- and audio-based interactive functions, a US$5.7 million increase in labor costs resulting from an increase in the number of employees involved in the operation of our platform and a US$2.9 million increase in depreciation and amortization costs, which were driven by additional services and functions introduced on the Momo platform.

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

2017 compared to 2016. Our research and development expenses increased by 64.0% from US$31.4 million in 2016 to US$51.5 million in 2017. This increase was primarily due to a US$18.3 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 367 as of December 31, 2016 to 552 as of December 31, 2017.

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

2017 compared to 2016. Our sales and marketing expenses increased by 123.8% from US$97.2 million in 2016 to US$217.4 million in 2017, primarily due to a US$98.2 million increased expenses as we stepped up marketing efforts to enhance our brand awareness, attract users and promote our live video service and a US$13.2 million increase in salaries and other benefits for our sales and marketing personnel.

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

General and administrative expenses

General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows.

2017 compared to 2016. Our general and administrative expenses increased from US$39.0 million in 2016 to US$62.6 million in 2017. This increase was primarily due to the increase in personnel related salaries and other benefits, including share-based compensation expenses, as a result of our rapidly expanding talent pool and the increase of auditing and other professional service expenses.

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

Net income

2017 compared to 2016. Primarily as a result of the foregoing, our net income increased from US$145.3 million in 2016 to US$318.0 million in 2017.

2016 compared to 2015. Primarily as a result of the foregoing, our net income increased from US$13.7 million in 2015 to US$145.3 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Live Video Service. We provide live video service whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual gifts. Broadcasters can either host the performance on their own or join a broadcaster agency. Users purchase virtual gifts from us and present them to broadcasters to show their support. We determine the prices of virtual gifts and generate revenue from the sales of virtual gifts upon purchase. Under the arrangements with broadcasters or broadcaster agency, we share with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as we have determined that they act as the principal to fulfill all obligations related to the live video services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues.

Value-added Service. Value-added service comprises membership subscription and virtual gift service. Membership subscription is a service package that enables members to enjoy additional functions and privileges. The contract periods for the membership subscription are one month, one quarter, six months and one year. All membership subscription is non-refundable. We collect membership subscription in advance and record it as deferred revenue. Revenues are recognized ratably over the contract period for the membership subscription services. Virtual gift service was launched on the Momo platform in 2016 to enhance users’ interaction and social networking with each other. Users simultaneously purchase and send the virtual gifts to other users while we share with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as we have determined that we act as the principal to fulfill all obligations related to the virtual gift service. The portion paid to gift recipients is recognized as cost of revenues.

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

(i) Non-exclusive licensed mobile games services

We enter into non-exclusive agreements with game developers and offer our mobile game platform for the mobile games developed by such game developers. We have determined that we have no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual games (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from zero to three days after purchase of the in-game currencies. As of December 31, 2017, we operated 16 games under non-exclusive arrangements.

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

If a new game is launched and only a limited period of paying player data is available, then we consider other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics in the market. As of December 31, 2017, we operated six games under exclusive arrangements and the estimated period of the player relationship ranged from 20 days to 101 days.

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

Self-developed mobile games

In February 2015, we launched the first self-developed game on our platform and started to generate revenues by in-game sales of virtual item. We have determined that we have an implied obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the average playing period of the paying players, and accordingly, we recognize the revenues ratably over the estimated period of player relationship starting from the point in time when the players purchase the virtual items and when all other revenue recognition criteria are met. The estimated period of player relationship of our eight self-developed games ranged from 56 to 79 days for the year ended December 31, 2017. We recognize revenue derived from our self-developed mobile games on a gross basis as we act as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

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

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics before 2016. We adopted ASU 2015-17 in the first quarter of 2017 and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2017. We did not retrospectively apply the changes to the prior years.

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

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed and recognized over the period the services are provided

The following table sets forth certain information regarding the share options granted under our 2012 Plan and 2014 Plan to our employees, management and non-employees at different dates in 2015, 2016 and 2017.

Grant Date	No. of Options Grant	Exercise Price per Option		Weighted Average Fair Value per Option at the Grant Dates		Intrinsic Value per Option at the Grant Dates		Type of Valuation
April 22, 2015	2,975,397	US$	0.0002	US$	5.60	US$	5.60	Contemporaneous
May 4, 2015	2,752,000	US$	0.0002	US$	5.63	US$	5.63	Contemporaneous
August 13, 2015	476,000	US$	0.0002	US$	7.86	US$	7.86	Contemporaneous
October 15, 2015	1,535,525	US$	0.0002	US$	6.51	US$	6.51	Contemporaneous
November 13, 2015	93,000	US$	0.0002	US$	6.34	US$	6.34	Contemporaneous
March 31, 2016	2,585,860	US$	0.0002	US$	5.62	US$	5.62	Contemporaneous
June 16, 2016	2,330,000	US$	0.0002	US$	5.585	US$	5.585	Contemporaneous
July 6, 2016	1,247,000	US$	0.0002	US$	4.955	US$	4.955	Contemporaneous
October 15, 2016	220,000	US$	0.0002	US$	11.75	US$	11.75	Contemporaneous
December 30, 2016	1,194,262	US$	0.0002	US$	9.19	US$	9.19	Contemporaneous
January 3, 2017	28,000	US$	0.0002	US$	9.15	US$	9.15	Contemporaneous
March 7, 2017	2,217,004	US$	0.0002	US$	15.00	US$	15.00	Contemporaneous
April 13, 2017	369,000	US$	0.0002	US$	19.09	US$	19.09	Contemporaneous
May 17, 2017	2,358,000	US$	0.0002	US$	20.14	US$	20.14	Contemporaneous
July 13, 2017	84,000	US$	0.0002	US$	20.38	US$	20.38	Contemporaneous
September 1, 2017	250,000	US$	0.0002	US$	19.10	US$	19.10	Contemporaneous
October 13, 2017	76,000	US$	0.0002	US$	16.42	US$	16.42	Contemporaneous
December 5, 2017	269,222	US$	0.0002	US$	11.92	US$	11.92	Contemporaneous
December 29, 2017	120,000	US$	0.0002	US$	12.24	US$	12.24	Contemporaneous

We estimated the fair value of share options on the date of grant using the Black-Sholes pricing model after we completed our initial public offering. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

	2015	2016	2017
Risk-free interest rate	2.15%-2.19%	1.75%~2.70%	2.47%~2.87%
Contractual term (number of years)	10	10	10
Expected volatility	55.30%-55.70%	52.5%~55.3%	50.7%~54.0%
Expected dividend yield	0.00%	0.00%	0.00%

The following table sets forth certain information regarding the restricted share units granted under our 2014 Plan to certain directors.

Grant Date	No. of Restricted Share Units Grant	Weighted Average Fair Value per Restricted Share Units at the Grant Date		Type of Valuation
December 11, 2014	40,001	US$	8.51	Contemporaneous
May 17, 2016	200,000	US$	6.50	Contemporaneous
March 7, 2017	100,000	US$	15.00	Contemporaneous

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

As of December 31, 2017, we have financed our operations primarily through the issuance of preferred shares in private placements and net cash provided by operating activities. As of December 31, 2015, 2016 and 2017, we had US$169.5 million, US$257.6 million and US$685.8 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

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

As a result, our PRC subsidiary, consolidated affiliated entity and its subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2017, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was US$136.4 million. As of December 31, 2017, we held cash and cash equivalents of US$53.2 million in aggregate outside of the PRC and US$632.6 million in aggregate in the PRC, of which US$632.6 million was denominated in RMB and US$14,016 was in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of US$14,007 and RMB3,705.1 million (US$569.5 million), and our consolidated affiliated entity and its subsidiaries held cash and cash equivalents in the amount of US$9 and RMB410.6 million (US$63.1 million).

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

Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were US$6.5 million, US$9.1 million and US$14.1 million in 2015, 2016 and 2017, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in US$ thousands)
Net cash provided by operating activities	57,252	218,311	427,607
Net cash used in investing activities	(333,380)	(118,348)	(27,310)
Net cash (used in) provided by financing activities	(2,233)	14	420
Effect of exchange rate changes on cash and cash equivalents	(3,138)	(11,882)	27,546

Net (decrease by) increase in cash and cash equivalents	(281,499)	88,095	428,263
Cash and cash equivalents at beginning of period	450,968	169,469	257,564

Cash and cash equivalents at end of period	169,469	257,564	685,827

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

Operating Activities

Net cash provided by operating activities amounted to US$427.6 million in 2017, which was primarily attributable to a net income of US$318.0 million, adjusted for non-cash items of US$60.9 million and an increase of US$48.7 million in working capital. The non-cash items primarily included US$49.7 million in share-based compensation expenses, US$11.7 million in depreciation on property and equipment and US$4.4 million in impairment loss on long-term investments, partially offset by US$5.9 million income from equity method investment. The increase in working capital was primarily attributable to an increase in accrued expenses and other current liabilities of US$43.3 million, an increase in accounts payable of US$25.8 million, an increase in income tax payable of US$22.7 million and an increase in deferred revenue of US$20.4 million, partially offset by an increase in prepaid expense and other current assets of US45.8 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payroll and welfare payable due to increased headcount and increased salaries and bonus, (ii) an increase in the balance of users’ virtual accounts, and (iii) and increase in marketing promotional fees payable. The increase in accounts payable was mainly attributable to (i) an increase in revenue-sharing payable to live broadcasters, and (ii) an increase in bandwidth cost payable to IT service suppliers. The increase in income tax payable was mainly because we generated higher profit in 2017 and the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax in 2017. The increase in deferred revenue was mainly attributable to the increase in live video service revenues paid in advance. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in customer payment to our account through third-party channels and cash deposited at the third-party payment channels by us for the broadcasters to withdraw their revenue sharing, (ii) an increase in advance payment made to suppliers for advertising fees and live video broadcasting service fees and (iii) an increase in rental fees we prepaid for our expanding office space.

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

Investing Activities

Net cash used in investing activities amounted to US$27.3 million in 2017, which was primarily attributable to purchase of term deposits and short term investments, purchase of servers, computers and other equipment, payments for leasehold improvements, payment and prepayment of long-term investments, and payments for acquired intangible assets, partially offset by cash received on maturity of term deposits and sales of short term investment.

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

Financing Activities

Net cash provided by financing activities amounted to US$0.4 million in 2017, which was primarily attributable to cash received for exercise of options awarded under our share incentive plans, which was partially offset by a deferred payment on the purchase of fixed assets.

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

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and our consolidated affiliated entity and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were US$136.4 million as of December 31, 2017.

Capital Expenditures

Our capital expenditures amounted to US$13.5 million, US$7.3 million and US$32.3 million in 2015, 2016 and 2017, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for approximately 44% of our employees as of December 31, 2017. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2015, 2016 and 2017, our research and development expenditures, including share-based compensation expenses for research and development staff, were US$23.3 million, US$31.4 million and US$51.5 million, respectively. For the year ended December 31, 2017, our research and development expenditures represented 3.9% of our total revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and rental expenses. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$3.7 million, US$4.7 million and US$8.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

	Total	2018	2019	2020	2021 and thereafter
	(in US$ thousands)
Operating lease	17,153	7,671	4,230	2,990	2,262

As of December 31, 2017, we are obligated to pay US$4.6 million for the subscription of partnership interest in a long-term investee.

Other than the operating lease and investment commitment shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	39	Chairman and Chief Executive Officer
Yong Li	43	Independent Director
David Ying Zhang	44	Director
Neil Nanpeng Shen	50	Independent Director
Benson Bing Chung Tam	54	Independent Director
Dave Daqing Qi	54	Independent Director
Li Wang	34	Director, President and Chief Operating Officer
Xiaoliang Lei	34	President of Game Operations
Jonathan Xiaosong Zhang	54	Chief Financial Officer
Chunlai Wang	31	Chief Technology Officer

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

Mr. Neil Nanpeng Shen has been our director since May 2014 and our independent director since December 2015. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen is a co-founder and director of Ctrip.com International, Ltd. (NASDAQ: CTRP), or Ctrip, a leading online travel services provider in China. Mr. Shen served as the chief financial officer of Ctrip from 2000 to October 2005 and as president from August 2003 to October 2005. Mr. Shen also co-founded Home Inns & Hotels Management Inc. (NASDAQ: HMIN), or Home Inns, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director of PPDAI Group Inc. (NYSE: PPDF) and Noah Holdings Limited (NYSE: NOAH). Mr. Shen received his master’s degree from the Yale University in 1992 and his bachelor’s degree from Shanghai Jiao Tong University in 1988.

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

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (NASDAQ: SOHU), iKang Healthcare Group (NASDAQ: KANG), Jutal Offshore Oil Services Limited (HKEx: 3303), Yunfeng Financial Group Limited (HKEx: 0376), Sinomedia Holding Limited (HKEx: 0623) and Boison Finance Group Limited (HKEx: 0888). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively.

Mr. Li Wang has been our chief operating officer since June 2014 and our president since April 2018. Mr. Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

Mr. Xiaoliang Lei is our co-founder and has been the president of our game operations since April 2018. Mr. Lei is responsible for game operations. Prior to co-founding our company, Mr. Lei was the product management staff then manager at NetEase, from 2008 to 2011. Mr. Lei was an editor in charge of content development and team management at 21CN Game Channel, a game information exchange platform in China from 2004 to 2008. Mr. Lei received his bachelor of science degree in software engineering from South China University of Technology in 2004.

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

Mr. Chunlai Wang has been our chief technology officer since August 2017. Mr. Wang served as our vice president of technology since April 2015. From June 2014 to April 2015, Mr. Wang served as our technology director. Before that, he had been in charge of our technology team since June 2013 and had been actively involved in the development of our key technological infrastructures since he joined us in February 2012. Prior to joining us, Mr. Wang served as an engineer and a senior engineer in NetEase from September 2010 to February 2012. From March 2009 to September 2010, he co-founded a business dedicated to semantic search services. Mr. Wang received his master’s degree in engineering from Peking University in July 2013 and his bachelor’s degree from Beijing Jiaotong University in June 2009.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately US$12.6 million in cash to our executive officers, and we paid an aggregate of approximately US$90,000 in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2018, options to purchase 28,776,804 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 9,000,326 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

Plan Administration. Our board of directors or one or more committees consisting solely of directors designated by our board will administer the 2012 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. The board or such committee(s) may also delegate, to the extent permitted by applicable laws, to one or more officers of our company, its powers under the 2012 Plan to determine the officers and employees who will receive awards, the number of such awards, and the terms and conditions thereof. Subject to the limitations under the 2012 Plan, the plan administrator from time to time may authorize, generally or in specific cases only, for the benefit of any participant, any adjustment in exercise or purchase price, vesting schedule, and re-granting of awards by waiver or by other legally valid means.

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

2014 Plan

We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 25,841,798 Class A ordinary shares. As of March 31, 2018, we have granted options to purchase 18,552,529 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 340,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 14,132,881 Class A ordinary shares remained outstanding and 162,500 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2018, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	4,500,000	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Li Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Jonathan Xiaosong Zhang	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
Chunlai Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	September 1, 2017	August 31, 2027
Other individuals as a group	517,472	0.0327	November 1, 2012	October 31, 2022
	917,280	0.1404	October 10, 2013	October 9, 2023
	569,680	0.1404	March 1, 2014	February 28, 2024
	702,232	0.0002	October 29, 2014	October 28, 2024

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	530,170	0.0002	April 22, 2015	April 21, 2025
	757,696	0.0002	May 4, 2015	May 3, 2025
	120,250	0.0002	August 13, 2015	August 12, 2025
	355,000	0.0002	October 15, 2015	October 14, 2025
	50,088	0.0002	November 13, 2015	November 12, 2025
	0	0.0002	March 31, 2016	March 30, 2026
	1,263,204	0.0002	June 16, 2016	June 15, 2026
	783,670	0.0002	July 6, 2016	July 5, 2026
	140,626	0.0002	October 15, 2016	October 14, 2026
	286,050	0.0002	December 30, 2016	December 29, 2026
	21,000	0.0002	January 3, 2017	January 2, 2027
	365,250	0.0002	April 13, 2017	April 12, 2027
	2,041,000	0.0002	May 17, 2017	May 16, 2027
	80,000	0.0002	July 13, 2017	July 12, 2027
	150,000	0.0002	September 1, 2017	August 31, 2027
	72,000	0.0002	October 13, 2017	October 12, 2027
	269,222	0.0002	December 5, 2017	December 4, 2027
	120,000	0.0002	December 29, 2017	December 28, 2027

Total	10,111,890

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant	Date of Expiration
Benson Bing Chung Tam	*	May 17, 2016	May 16, 2026
	*	March 7, 2017	March 6, 2027
Dave Daqing Qi	*	May 17, 2016	May 16, 2026
	*	March 7, 2017	March 6, 2027

Total	162,500

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

In 2015, Momo BVI granted options to purchase a total of 10,550,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly-owned subsidiary incorporated in Delaware, with exercise prices ranging from US$0.10 to US$0.11 per share. Of such awards, options to purchase an aggregate of 3,000,000 shares remained outstanding as of March 31, 2018.

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

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his or her interest at a meeting of the directors. Subject to applicable NASDAQ Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

We had 779, 924 and 1,244 employees as of December 31, 2015, 2016 and 2017, respectively. Geographically, as of December 31, 2017, we had 1,032 employees in Beijing, 85 employees in Chengdu, 107 employees in Shanghai, ten employees in Guangzhou, nine employees in Tianjin and one employee in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017.

As of December 31, 2017
Function:
Research and development	552
Customer service, sales and marketing	329
Operations	205
General administration	158

Total	1,244

In addition to our full-time employees, we used 648 contract workers dispatched to us by staffing agencies as of December 31, 2017. These contract workers are primarily responsible for content management and monitoring and for customer service.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on a total of 402,129,737 outstanding ordinary shares of our company as of the date of March 31, 2018, comprising (i) 321,765,271 Class A ordinary shares, excluding the 7,817,766 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A	Class B
	Ordinary Shares	Ordinary Shares	%(1)	%(2)
Yan Tang(3)	10,401,449	80,364,466	22.2	71.9
Yong Li(4)	12,246,899	—	3.1	1.1
David Ying Zhang(5)	12,831,421	—	3.1	1.1
Neil Nanpeng Shen(6)	*	—	*	*
Benson Bing Chung Tam(7)	—	—	—	—
Dave Daqing Qi(8)	—	—	—	—
Xiaoliang Lei(9)	10,057,584	—	2.4	0.9
Jonathan Xiaosong Zhang(10)	*	—	*	*
Li Wang(11)	*	—	*	*
Chunlai Wang(12)	*	—	*	*
All directors and executive officers as a group	48,551,541	80,364,466	31.5	75.1

Principal Shareholders:
Gallant Future Holdings Limited(13)	*	72,364,466	19.0	64.7

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Except for Messrs. Yong Li, David Ying Zhang, Neil Nanpeng Shen, Mr. Benson Bing Chung Tam and Mr. Dave Daqing Qi, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 402,129,737 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
(3)	Represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 5,563,949 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans, (iv) 4,000,000 Class A ordinary shares represented by ADSs beneficially owned by Mr. Tang, and (iv) 837,500 Class A ordinary shares that Mr. Tang’s spouse is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
(4)	Represents 12,246,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.
(5)	Represents (i) 11,770,897 Class A ordinary shares and ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018, (ii) 979,274 Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang and (iii) 81,250 Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2018. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.

(6)	The business address of Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road Chaoyang District, Beijing 100027, China.
(7)	The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.
(8)	The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.
(9)	Represents (i) 970,468 Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans, (ii) 1,000,000 Class A ordinary shares represented by ADSs beneficially owned by Mr. Lei and (iii) 8,087,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei.
(10)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans.
(11)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans.
(12)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2018 upon exercise of share options held by him under our share incentive plans.
(13)	Represents 4,000,000 Class A ordinary shares represented by ADSs and 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, on the same basis of calculation as above, approximately 88.8% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 293,608,980 Class A ordinary shares represented by 146,804,490 ADSs, including 7,817,766 Class A ordinary shares underlying 3,908,883 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

In 2016, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Taobao (China) Software Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd.; (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd. and (iv) purchased marketing services from Taobao (China) Software Co., Ltd. For the year ended December 31, 2016, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd and Taobao (China) Software Co., Ltd were US$42,000, US$0.8 million and US$0.2 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd. were US$0.4 million and US$9,000, respectively, and the total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were US$3.4 million and US$0.3 million, respectively. Hangzhou Alimama Technology Co., Ltd., Alibaba Cloud Computing Ltd., Zhejiang Tmall Technology Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Guangzhou UC Network Technology Co., Ltd. and Taobao (China) Software Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders.

In 2017, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Hangzhou Yihong Advertisement Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd.; (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd.; (iv) purchased marketing services from Taobao (China) Software Co., Ltd. and (v) shared mobile game revenue with Guangzhou Jianyue Information Technology Co., Ltd. For the year ended December 31, 2017, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd and Hangzhou Yihong Advertisement Co., Ltd. were US$0.3 million, US$74,000 and US$2.6 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. were US$0.2 million. The total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were US$11.1 million and US$0.3 million, respectively, and the total revenue sharing with Guangzhou Jianyue Information Technology Co., Ltd. was US$0.1 million. Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Hangzhou Yihong Advertisement Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Alibaba Cloud Computing Ltd., Taobao (China) Software Co., Ltd. and Guangzhou Jianyue Information Technology Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders until November 2017.

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

We paid revenue sharing of live video service in the aggregate amount of US$3.9 million and US$29.8 million to Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% equity interest, and its subsidiary, for the year ended December 31, 2016 and 2017, respectively

In 2014, we entered into a game agreement with Shanghai Touch future Network Technology Co., Ltd. in which we own a 20.0% equity interest. For the year ended December 31, 2016, the total amount of remittances to Shanghai Touch future Network Technology Co., Ltd. was US$0.3 million.

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

Legal Proceedings

Other than a civil complaint raised against us in China, we are currently not a party to any material legal or administrative proceedings. On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of Xiaoyao Xiyou filed an appeal to Guangzhou Intellectual Property Court. As a result, the first-instance judgement made by Guangzhou Tian He People’s Court did not bind us. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market for the time periods indicated.

	Trading Price
	High	Low
Annual Highs and Lows
2014	17.50	10.82
2015	19.89	9.50
2016	28.44	6.72
2017	46.69	18.30

Quarterly Highs and Lows
Second Quarter 2016	16.74	9.68
Third Quarter 2016	25.62	8.88
Fourth Quarter 2016	28.44	16.73
First Quarter 2017	36.18	18.30
Second Quarter 2017	45.95	32.32
Third Quarter 2017	46.69	31.12
Fourth Quarter 2017	35.49	22.49
First Quarter 2018	40.45	24.84

Monthly Highs and Lows
October 2017	35.49	28.08
November 2017	33.60	23.35
December 2017	26.29	22.49
January 2018	32.18	24.84
February 2018	35.87	26.21
March 2018	40.45	31.26
April 2018 (through April 23, 2018)	38.07	33.42

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on NASDAQ Global Select Market since December 11, 2014 under the symbol “MOMO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

On February 3, 2015, the SAT issued a Public Notice [2015] No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, Circular 698, and further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under Bulletin 37 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Bulletin 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar). This discussion, moreover, does not address the United States federal estate, gift, Medicare or alternative minimum tax, or any non-United States, state, or local tax considerations of the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, non-United States income, and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2017 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$7.8 million, US$8.2 million and US$21.6 for the years ended December 31, 2015, 2016 and 2017, respectively. We had cash, cash equivalents and term deposits of US$1,059.6 million as of December 31, 2017. Assuming such amount of cash and cash equivalents were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately US$10.6 million. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Our net revenues, as denominated in RMB, was RMB88.9 million in 2017. Assuming that we convert the full amount of our net revenues in 2017 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.7409 to US$1.00, which was the average RMB to U.S. dollars exchange rate in 2017, to a rate of RMB7.4150 to US$1.00, will result in a decrease of US$1.2 million in our net revenues in 2017. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.7409 to US$1.00 to a rate of RMB6.0668 to US$1.00, will result in an increase of US$1.5 million in our net revenues in 2017.

Our net income, as denominated in RMB, was RMB24.8 million in 2017. Assuming that we convert the full amount of our net income in 2017 into U.S. dollars, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.7409 to US$1.00 to a rate of RMB7.4150 to US$1.00, will result in a decrease of US$0.3 million in our net income in 2017. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.7409 to US$1.00 to a rate of RMB6.0668 to US$1.00, will result in an increase of US$0.4 million in our net income in 2017.

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

Up to US$0.05 per ADS issued

• Cancelation of ADSs, including termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2017, we were entitled to receive approximately US$2.3 million (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

After deducting the total expenses of approximately US$17.4 million and other expenses of approximately US$4.4 million, we received net proceeds of approximately US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2017, we had used an insignificant amount of net proceeds received from the initial public offering because the net cash provided by our operations was sufficient to cover our capital needs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MOMO INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Momo Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated April 26, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2018

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	2016		2017
Audit fees(1)	US$	1,100,000	US$	1,650,000
Audit-related fees(2)	US$	20,000	US$	—
Tax fees(3)	US$	40,105	US$	92,238

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.
(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2017. We may, however, hold annual shareholders meetings in the future.

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 filed with the SEC on January 30, 2015)

4.1	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Series D preferred share purchase agreement by and among the Registrant, SCC Growth I Holdco A, Ltd. (formerly known as Sequoia Capital China Investment Holdco II Ltd.), Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.9	Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016

4.12	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.15	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.16	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.17*	Definitive agreement(s) with Tantan Limited, dated February 23, 2018

4.18*	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017

4.19*	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name: Yan Tang
Title: Chairman and Chief Executive Officer

Date: April 26, 2018

MOMO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MOMO INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Momo Inc. (the “Company”), its subsidiaries, its variable interest entity (“VIE”), and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2014.

MOMO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	$257,564	$685,827
Term deposits	393,759	373,794
Accounts receivable, net of allowance for doubtful accounts of $nil and $90 as of December 31, 2016 and 2017 respectively	36,078	39,597
Amount due from related parties	88	5,143
Prepaid expenses and other current assets	32,592	82,717
Deferred tax assets, current	72	—
Short-term investment	—	1,614

Total current assets	720,153	1,188,692
Property and equipment, net	13,932	39,762
Intangible assets	—	7,462
Rental deposits	920	2,651
Long term investments	31,932	44,337
Other non-current assets	2,593	8,495
Deferred tax assets, non-current	208	7,197
Goodwill	—	3,401

Total assets	769,738	1,301,997

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Company of $36,812 and $54,937 as of December 31, 2016 and 2017, respectively)	40,457	74,535
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $41,277 and $64,788 as of December 31, 2016 and 2017, respectively)	41,277	64,865
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $6,632 and $30,802 as of December 31, 2016 and 2017, respectively)	39,965	87,809
Amount due to related parties (including amount due to related parties of the consolidated VIE without recourse to the Company of $1,510 and $29 as of December 31, 2016 and 2017, respectively)	8,117	5,804
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of $3,881 and $11,765 as of December 31, 2016 and 2017, respectively)	3,881	27,033

Total current liabilities	133,697	260,046
Deferred tax liabilities, non-current	—	1,866
Other non-current liabilities	2,022	2,305

Total liabilities	135,719	264,217

Commitments and contingencies (Note14)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2016 and 2017 respectively; 292,062,065 and 314,060,843 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	32	34
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 96,886,370 and 84,364,466 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	10	9
Treasury stock	(64,494)	(64,494)
Additional paid-in capital	663,498	713,721
Retained earnings	51,141	369,707
Accumulated other comprehensive (loss)/ income	(16,168)	15,954
Noncontrolling interest	—	2,849

Total equity	634,019	1,037,780

Total liabilities and equity	$769,738	$1,301,997

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2015	2016	2017
Net revenues	$133,988	$553,098	$1,318,271
Cost and expenses:
Cost of revenues (including share-based compensation of $915, $2,785 and $2,014 in 2015, 2016 and 2017, respectively)	(30,312)	(241,463)	(649,275)
Research and development (including share-based compensation of $3,502, $5,646 and $8,793 in 2015, 2016 and 2017, respectively)	(23,265)	(31,399)	(51,491)
Sales and marketing (including share-based compensation of $3,780, $5,880 and $11,723 in 2015, 2016 and 2017 respectively)	(52,631)	(97,173)	(217,437)
General and administrative (including share-based compensation of $9,185, $17,395 and $27,127 in 2015, 2016 and 2017, respectively)	(22,879)	(38,983)	(62,581)

Total cost and expenses	(129,087)	(409,018)	(980,784)

Other operating income	713	406	23,379

Income from operations	5,614	144,486	360,866
Interest income	7,805	8,194	21,635
Impairment loss on long-term investments	—	(5,765)	(4,386)

Income before income tax and share of income on equity method investments	13,419	146,915	378,115
Income tax expense	(92)	(5,136)	(65,980)

Income before share of income on equity method investments	13,327	141,779	312,135
Share of income on equity method investments	370	3,471	5,889

Net income	13,697	145,250	318,024
Less: net loss attributable to non-controlling interest	—	—	(542)

Net income attributable to Momo Inc.	13,697	145,250	318,566

Net income attributable to ordinary shareholders	$13,697	$145,250	$318,566

Net income per share attributable to ordinary shareholders
Basic	$0.04	$0.38	$0.81
Diluted	$0.03	$0.36	$0.77

Weighted average shares used in calculating net income per ordinary share
Basic	342,646,282	377,335,923	394,549,323
Diluted	401,396,548	407,041,165	415,265,078

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2015	2016	2017
Net income	$13,697	$145,250	$318,024
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(3,499)	(11,642)	32,170

Comprehensive income	10,198	133,608	350,194
Less: comprehensive loss attributed to the non-controlling interest	—	—	(494)

Comprehensive income attributable to Momo Inc.	$10,198	$133,608	$350,688

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data)

			Additional		(Accumulated deficit)/	Accumulated other		Total
	Ordinary shares		paid-in	Treasury	Retained	comprehensive	Non-controlling	shareholders’
	Shares	Amount	capital	stock	earning	income (loss)	interests	equity
Balance as of January 1, 2015	377,756,110	$40	$613,678	$(64,494)	$(107,806)	$(1,027)	$—	$440,391
Net income	—	—	—	—	13,697	—	—	13,697
Share-based compensation	—	—	17,382	—	—	—	—	17,382
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,995,293	1	414	—	—	—	—	415
Foreign currency translation adjustment		—	—	—	—	(3,499)	—	(3,499)

Balance as of December 31, 2015	383,751,403	$41	$631,474	$(64,494)	$(94,109)	$(4,526)	—	$468,386
Net income	—	—	—	—	145,250	—	—	145,250
Share-based compensation	—	—	31,706	—	—	—	—	31,706
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,197,032	1	318	—	—	—	—	319
Foreign currency translation adjustment	—	—	—	—	—	(11,642)	—	(11,642)

Balance as of December 31, 2016	388,948,435	$42	$663,498	$(64,494)	$51,141	$(16,168)	—	$634,019
Net income	—	—	—	—	318,566	—	(542)	318,024
Share-based compensation	—	—	49,657	—	—	—	—	49,657
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	9,476,874	1	566	—	—	—	—	567
Addition in noncontrolling interest of a subsidiary	—	—	—	—	—	—	3,343	3,343
Foreign currency translation adjustment	—	—	—	—	—	32,122	48	32,170

Balance as of December 31, 2017	398,425,309	$43	$713,721	$(64,494)	$369,707	$15,954	$2,849	$1,037,780

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data)

	For the years ended December 31,
	2015	2016	2017
Cash flows from operating activities
Net income	$13,697	$145,250	$318,024
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	6,646	8,404	11,722
Amortization of intangible assets	—	—	714
Share-based compensation	17,382	31,706	49,657
Share of income on equity method investments	(370)	(3,471)	(5,889)
Impairment loss on long-term investments	—	5,765	4,386
Impairment loss on intangible assets	—	—	191
Loss on disposal of property and equipment	5	15	17
Provision of allowance for doubtful accounts	—	—	85
Changes in operating assets and liabilities
Accounts receivable	(8,538)	(22,978)	(1,226)
Prepaid expenses and other current assets	(11,247)	(15,634)	(45,824)
Amount due from related parties	(1,218)	1,037	(4,943)
Deferred tax assets	—	(284)	(6,790)
Rental deposits	38	(304)	(1,590)
Other non-current assets	—	—	(750)
Accounts payable	5,274	32,019	25,778
Income tax payable	—	3,946	22,683
Deferred revenue	12,996	15,546	20,417
Accrued expenses and other current liabilities	20,671	15,456	43,303
Amount due to related parties	88	1,642	(2,496)
Deferred tax liability	—	—	(145)
Other non-current liabilities	1,828	196	283

Net cash provided by operating activities	57,252	218,311	427,607

Cash flows from investing activities
Purchase of property and equipment	(13,521)	(7,026)	(32,314)
Proceeds from disposal of property and equipment	—	63	8
Payment for long term investments	(17,859)	(14,542)	(8,003)
Prepayment for long term investments	(2,000)	(2,635)	(7,561)
Payment for acquired intangible assets	—	—	(2,993)
Purchase of term deposits	(450,000)	(509,612)	(592,432)
Cash received on maturity of term deposits	150,000	415,404	617,566
Payment for short term investments	—	—	(2,367)
Cash received from sales of short term investment	—	—	786

Net cash used in investing activities	(333,380)	(118,348)	(27,310)

Cash flows from financing activities
Payment for IPO costs	(2,634)	—	—
Capital contribution from non-controlling interest shareholder	—	—	73
Deferred payment of purchase of property and equipment	—	(319)	(217)
Proceeds from exercise of share options	401	333	564

Net cash provided by (used in) financing activities	(2,233)	14	420

Effect of exchange rate on cash and cash equivalents	(3,138)	(11,882)	27,546

Net increase (decrease) in cash and cash equivalents	(281,499)	88,095	428,263
Cash and cash equivalents at the beginning of year	450,968	169,469	257,564

Cash and cash equivalents at the end of year	$169,469	$257,564	$685,827

Non-cash investing and financing activities
Payable for purchase of property and equipment	765	623	7,265
Payable for repurchase of ordinary shares	6,450	6,450	6,450

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

As of December 31, 2017, details of the Company’s subsidiaries, VIE and VIE’s subsidiaries are as follows:

	Date of incorporation or acquisition	Place of incorporation	Percentage of economic ownership
Subsidiaries
Momo Technology HK Company Limited (“Momo HK”)	December 5, 2011	Hong Kong	100%
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)	March 9, 2012	PRC	100%
Momo Technology Overseas Holding Company Limited (“Momo BVI”)	March 5, 2014	BVI	100%
Momo Information Technologies Corp. (“Momo US”)	March 7, 2014	US	100%
VIE
Beijing Momo Technology Co., Ltd. (“Beijing Momo”)	July 7, 2011	PRC	N/A	*
VIE’s subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”)	May 9, 2013	PRC	N/A	*
Shanghai Momo Technology Co., Ltd. (“Shanghai Momo”)	January 19, 2015	PRC	N/A	*
Chengdu Biyou Technology Co., Ltd. (“Chengdu Biyou”)	October 16, 2015	PRC	N/A	*
Tianjin Heer Technology Co., Ltd (“Tianjin Heer”)	March 7, 2016	PRC	N/A	*
Momo Pictures Co., Ltd.	November 11, 2016	PRC	N/A	*
QOOL Media (Tianjin) Co., Ltd	November 16, 2016	PRC	N/A	*
Zhejiang Shengdian Digital Network Co., Ltd. (“Zhejiang Shengdian”)	March 31, 2017	PRC	N/A	*
Beijing Santi Cloud Union Technology Co., Ltd. (“Santi”)	June 30,2017	PRC	N/A	*
Loudi Momo Technology Co., Ltd. (“Loudi Momo”)	July 17, 2017	PRC	N/A	*
Changsha Heer Network Co., Ltd. (“Changsha Heer”)	September 20,2017	PRC	N/A	*
Beijing Santi Cloud Time Technology Co., Ltd.	September 26,2017	PRC	N/A	*

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group provides substantially all of its services in China through Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Momo are legally held by certain employees and shareholders of the Company (“Nominee Shareholders”).

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Cooperation Agreements and Supplemental Agreements

In August 2014, Beijing Momo IT entered into an Exclusive Cooperation Agreement and a Supplemental Agreement with Beijing Momo and Chengdu Momo, respectively, to supersede the Exclusive Technology Consulting and Management Services Agreements signed in April 2012 by Beijing Momo IT and Beijing Momo. In May 2016, Beijing Momo IT entered into an Exclusive Cooperation Agreement and a Supplemental Agreement with Tianjin Heer. In December 2017, Beijing Momo IT entered into an Exclusive Cooperation Agreement and a Supplemental Agreement with Loudi Momo. Pursuant to the agreements, Beijing Momo IT has the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo , Tianjin Heer and Loudi Momo and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo , Tianjin Heer and Loudi Momo will maintain a pre-determined level of operating profit and remit the excess operating profit, if any, to Beijing Momo IT as the consideration of the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT. The agreements will remain effective for 10 years. At the sole discretion of Beijing Momo IT, the agreements could be renewed on applicable expirations dates, or Beijing Momo IT, Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo could enter into other exclusive agreements.

For the years ended December 31, 2015, 2016 and 2017, Beijing Momo IT charged Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo a service fee of $112,043, $319,018 and $662,503 at the WFOE’s discretion, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The following consolidated financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2016	2017
Cash and cash equivalents	$36,855	$63,110
Accounts receivable, net of allowance for doubtful accounts of $nil and $90 as of December 31, 2016 and 2017, respectively	36,078	39,597
Amount due from related parties	88	5,143
Prepaid expenses and other current assets	20,613	57,056
Deferred tax assets, current	72	—
Short-term investment	—	1,614

Total current assets	93,706	166,520

Property and equipment, net	1,854	8,080
Intangible assets	—	7,462
Rental deposits	325	1,609
Other non-current assets	2,593	7,685
Long term investments	26,541	43,333
Deferred tax assets, non-current	208	1,062
Goodwill	—	3,401

Total assets	125,227	239,152

Accounts payable	36,812	54,937
Deferred revenue	41,277	64,788
Accrued expenses and other current liabilities	6,632	30,802
Amounts due to related parties	1,510	29
Income tax payable	3,881	11,765

Total current liabilities	90,112	162,321

Deferred tax liabilities, non-current	—	1,866

Total liabilities	$90,112	$164,187

	For the years ended December 31,
	2015	2016	2017
Net revenues	$133,988	$553,098	$1,318,271
Net income	$118,404	$340,366	$724,880
Net cash provided by operating activities	$124,786	$360,433	$740,683
Net cash used in investing activities	$(19,435)	$(11,027)	$(25,810)
Net cash provided by financing activities	$—	$—	$73

The unrecognized revenue-producing assets that are held by the VIE are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized at consolidated balance sheets.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIE contributed an aggregate of 100% of the consolidated net revenues for each of the years ended December 31, 2015, 2016 and 2017, respectively. As of the fiscal years ended December 31, 2016 and 2017, the VIE accounted for an aggregate of 16.3% and 18.4%, respectively, of the consolidated total assets, and 66.4% and 62.1%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIE primarily consist of cash and cash equivalents, and term deposits.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, the useful lives and impairment of property and equipment, valuation allowance for deferred tax assets, and share-based compensation.

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

Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of term deposits, accounts receivable, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s cost method investments because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. Available-for-sale investments are reported at fair value, which is discussed in Note 9.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $245,853 and $632,572 as of December 31, 2016 and 2017, respectively, which were denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2016	2017
A	40%	23%
B	—	21%
C	15%	19%
D	22%	5%

No user or advertising customer accounted for 10% or more of accounts receivables for the years ended December 31, 2016 and 2017, respectively.

Concentration of revenue

No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cost method investments

For investee companies over which the Group neither has significant influence nor control through investment in common shares or in-substance common shares and which do not have readily determinable fair value, the Group accounts for the investments under the cost method, and carries the investments at cost and recognizes as income any dividend received from distribution of the investee’s earnings. The Group reviews its cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Equity method investments

The investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation in the investee’s Board of Directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group’s influence over the partnership operating and financial policies is determined to be more than minor. Accordingly, the Group accounts for these investments as equity method investments.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share of income on equity method investments” in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Copyright	1 year
License	3.2-10 years

Impairment of long-lived assets with finite lives

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group provides live video service whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. Broadcasters can either host the performance on their own or join a broadcaster agency. Users purchase virtual gifts from the Group and present them to broadcasters to show their support. The Group determines the virtual items price and generates revenue from sales of virtual gifts upon purchase. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live video services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues.

Net revenues of $1,231, $376,925 and $1,102,592 were recognized for live video services for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Value-added services

Value-added services revenues include membership subscription revenue and virtual gift service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services.

Virtual gift service was launched in 2016 to enhance users’ experience of interaction and social networking with each other. Users purchase virtual gifts and send the virtual gifts simultaneously to other users, while the Group shares with them a portion of the revenues derived from the sales of virtual gifts. Revenues derived from the sale of virtual gifts are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the virtual gift services. The portion paid to gift recipients is recognized as cost of revenues.

Net revenues of $58,462, $67,603 and $103,139 were recognized for value-added services for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Net revenues of $38,885, $66,339 and $76,178 were recognized for mobile marketing for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Licensed mobile games - Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group has determined that it has no additional performance obligation to the developers or game players upon players’ completion of the corresponding in-game purchase. Therefore, revenues from the sale of in-game currencies are primarily recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels and deferred until the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from zero to three days after the purchase of the in-game currencies.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games - continued

Licensed mobile games - Exclusive mobile games services

The Group enters into exclusive agreements with the game developers and provides the Group’s mobile game platform for the mobile games developed by the game developers. Under the exclusive agreements, the players can access to the games only through the Group’s platform. The Group has determined that it is obligated to provide mobile games services to game players who purchased virtual items to gain an enhanced game-playing experience over an average period of player relationship. Hence, the Group believes that its performance for, and obligation to, the game developers correspond to the game developers’ services to the players. The Group does not have access to the data on the consumption details and the types of virtual items purchased by the game players. Therefore, the Group cannot estimate the economic life of the virtual item. However, the Group maintains data of when a particular player purchases the virtual items and logs into the games. The Group has adopted a policy to recognize revenues net of remittances to game developers and commission fees made to third-party application stores and other payment channels over the estimated period of player relationship on a game-by-game basis. As of December 31, 2016 and 2017, the Group operated six and six games under exclusive arrangements and the estimated periods of the player relationship is in a range of 20 to 99 and 20 to 101 days, respectively.

Self-developed mobile game

In February 2015, the Group launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual item. The Group has determined that an obligation exists to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players, and accordingly, recognized the revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items, and all other revenue recognition criteria are met. As of December 31, 2016 and 2017, the Group operated six and eight self-developed mobile games and the estimated periods of the player relationship is in a range of 20 to 110 days and 56 to 79 days, respectively.

Revenues derived from the self-developed game are recorded on a gross basis as the Group acts as a principal to fulfill all obligations related to the mobile game operation. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Net revenues of $31,082, $35,453 and $35,619 were recognized for mobile games for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to revenue sharing with the broadcasters, broadcaster agencies related to live video service and virtual gift recipients, commission fee paid to third-party application stores and other payment channels except for those paid related to licensed mobile games which are recorded net of revenue, bandwidth costs, salaries and benefits paid to employee, short messaging service charges and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Whereas for the government subsidies with certain future performance obligations, the Group recognizes those as liabilities when received until the performances obligations have been met at which time, those are recognized as other income. Government subsidies recorded as other income amounted to $nil, $293 and $20,977 for the years ended December 31, 2015, 2016 and 2017.

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) technological service fee, office rental and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of new features for its mobile platform and its self-developed mobile games. The Group has expensed all research and development expenses when incurred.

Value added taxes (“VAT”)

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to $16,951, $55,353 and $120,256 for the years ended December 31, 2015, 2016 and 2017, respectively.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics before 2016. The Group adopted ASU 2015-17 in the first quarter of 2017 and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2017. The Group did not retrospectively apply the changes to the prior years.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group recognized income tax expense which amounted to $92, $5,136 and $65,980 for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Group is the United States dollar (“U.S. dollar”). The financial records of the Group’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC are maintained in their local currencies, the RMB, which are also the functional currencies of these entities.

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

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were $27,793, $55,188 and $153,425 for the years ended December 31, 2015, 2016 and 2017, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and nonvested restricted shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the nonvested restricted shares are not contractually obligated to share the loss.

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had share options and restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options and restricted share units is computed using the treasury stock method.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncement adopted

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 simplifies the presentation of deferred taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. The Company prospectively adopted ASU 2015-17 effective January 1, 2017. Therefore, prior periods have not been adjusted to reflect this adoption. The adoption of ASU 2015-17 did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows.

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

In November 2017, the FASB issued a new pronouncement, ASU 2017-14, which amends the Codification to incorporate SEC Staff Accounting Bulletin (SAB) No. 116 and SEC Interpretive Release on Vaccines for Federal Government Stockpiles (SEC Release No. 33-10403) that bring existing SEC staff guidance into conformity with the FASB’s adoption of and amendments to ASC Topic 606, Revenue from Contracts with Customers.

The Group expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. The Group has substantially completed a review of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies. However, certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In May, 2017, FASB issued a new pronouncement, ASU 2017-09, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The new accounting guidance is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2016	2017
Accounts receivable	$36,078	$39,687
Less: allowance for doubtful accounts	—	(90)

Accounts receivable, net	$36,078	$39,597

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2016	2017
Deposit at a third-party payment channel (i)	$4,845	$29,239
Advance to suppliers (ii)	5,331	21,521
Interest receivable	4,821	8,441
Prepaid income tax and other expenses	2,964	8,069
Deferred platform commission cost	4,571	4,292
Input VAT (iii)	2,968	3,714
Game promotions fees paid on behalf of game developers	2,250	2,742
Advance to game developers	1,550	924
Others	3,292	3,775

	$32,592	$82,717

(i)	Deposit at a third party payment channel is the cash deposited in a third party payment channel by the Group for the broadcasters to withdraw their revenue sharing and the customer payment to the Group’s account through a third party payment channel.

(ii)	Advance to suppliers were primarily for advertising fees and live video broadcasting service fees.

(iii)	Input VAT mainly occurred from the purchasing of goods for other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS

	As of December 31,
	2016	2017
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	$4,191	$7,419
Beijing Autobot Venture Capital L.P. (ii)	6,736	8,478
Hangzhou Aqua Ventures Investment Management L.P. (iii)	9,187	12,986
Others (iv)	2,718	3,188

Cost method investments
Hunan Qindao Cultural Spread Ltd. (v)	—	4,611
Others (iv)	1,834	7,655

Available-for-sale investments
Xish International Limited (vi)	4,386	—
Hunan Qindao Cultural Spread Ltd. (v)	2,880	—

	$31,932	$44,337

The Group performed impairment analysis for equity method investments and cost method investments. Impairment loss of $nil, $186 and $nil was recorded for equity method investments during the years ended December 31, 2015, 2016 and 2017, respectively. Impairment loss of $nil, $965 and $nil was recorded for cost method investments during the years ended December 31, 2015, 2016 and 2017, respectively.

(i)	On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for $4,744, which had been paid as of December 31, 2017. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2016 and 2017. The Group recognized its share of partnership profit in Jingwei of $366, $633 and $1,717 during the year ended December 31, 2015, 2016 and 2017, respectively.

(ii)	On February 13, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Beijing Autobot Venture Capital L.P. (“Autobot”). According to the partnership agreement, the Group committed to subscribe 31.9% partnership interest in Autobot for $4,823. Autobot had further rounds of financing, of which the Group subscribed for $1,529. Due to Autobot’s further round of financing, the Group’s partnership interest was diluted to 26.7% as of December 31, 2016 and 2017. The committed subscription and further round of financing subscription amount, $6,352, was paid as of December 31, 2016. The Group recognized its share of partnership profit in Autobot of $274, $771 and $1,239 during the year ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

5.	LONG TERM INVESTMENTS - continued

(iii)	On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for $7,930. The committed subscription amount had been fully paid as of December 31, 2016. The Group recognized its share of partnership profit in Aqua of $89, $2,134 and $3,088 during the years ended December 31, 2015, 2016 and 2017, respectively.

(iv)	Others represent equity method investments or cost method investments that are individually insignificant.

(v)	On June 8, 2016, the Group entered into a share purchase agreement to acquire 16.0% preferred shares of Hunan Qindao Cultural Spread Ltd. (“Qindao”) for a total consideration of $4,441, which was fully paid off as of December 31, 2017. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. No unrealized holding gains was reported in other comprehensive income for the year ended December 31, 2016. On July 7, 2017, the Group signed a supplemental agreement with Qindao to waive the redemption right. The investment was reclassified to cost method investment as a result of the supplemental agreement. The Group recorded $nil of accumulated unrealized holding gain through earnings.

(vi)	On January 21, 2016, the Group entered into a preferred share subscription agreement to acquire 17.3% equity of Xish International Limited (“Xish”) for a total consideration of $9,000, which had been paid as of December 31, 2016. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. The Group recognized an impairment loss of $4,614 and $4,386 during the year ended December 31, 2016 and 2017, respectively. Please refer to Note 9 for additional information on the fair value measurement related to the impairment loss.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2016	2017
Computer equipment	$23,763	$45,580
Office equipment	4,370	12,214
Vehicles	31	189
Leasehold improvement	2,800	10,366
Less: accumulated depreciation	(18,844)	(30,566)
Exchange difference	1,812	1,979

	13,932	$39,762

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 were $6,646, $8,404 and $11,722 respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

7.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

As of December 31,
2017
Licenses*	$8,059
Game copyright	333
Less: accumulated amortization and impairment	(905)
Exchange difference	(25)

Net book value	$7,462

* Licenses mainly consist of the Internet Audio/Video Program Transmission License, which is a requisite permit according to government regulations for the Group’s business operation such as live video service.

Amortization expenses and impairment loss charged to the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 were $nil, $nil and $905 respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2018	$881
2019	881
2020	881
2021	774
2022	771
Thereafter	3,274

$7,462

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2016	2017
Accrued payroll and welfare	$18,982	$34,523
Payable for advertisement	9,871	18,783
Balance of users’ virtual accounts	779	14,175
Other tax payables	4,694	9,457
Accrued professional services fee	1,438	3,417
VAT payable	1,919	1,543
Others	2,282	5,911

Total	$39,965	$87,809

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

9.	FAIR VALUE

Measured on recurring basis

The Group measures its financial assets and liabilities including cash and cash equivalents and available-for-sale investments at fair value on a recurring basis as of December 31, 2016 and 2017. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Available-for-sale investments are debt securities and are measured at fair value on a recurring basis with changes in fair value recorded in unrealized holding gains and losses reported in other comprehensive income.

As of December 31, 2016 and 2017, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement as of December 31,
Description	2016	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$257,564	$257,564	—	$—
Available-for-sale investments	7,266	—	—	7,266

Total	$264,830	$257,564	—	$7,266

	Fair Value Measurement as of December 31,
Description	2017	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$685,827	$685,827	—	$—

Total	$685,827	$685,827	—	$—

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

9.	FAIR VALUE - continued

Measured on recurring basis - continued

Additional information about the reconciliation of the fair value measurement of available-for-sale investments using significant unobservable inputs (level 3) on a recurring basis are is as follows:

Balance as of December 31, 2016	$7,266
Purchase	1,458
Other-than-temporary loss recognized	(4,386)
Reclassification to cost method investment (i)	(4,611)
Foreign exchange difference	273

Balance as of December 31, 2017	$—

(i)	The investment in Qindao was reclassified from available-for-sale investment to cost method investment as of result of the waiver of redemption right in July 2017. Please refer to Note 5 for additional information on the reclassification.

Measured on nonrecurring basis

The Group measures its long-term investments (excluding long-term available for sale investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2016 and 2017, the Group performed an impairment test on its cost and equity method investees and recorded an impairment loss of $1,151 and $nil, respectively.

Such impairments are considered level 3 fair value measurements because the Group used unobservable inputs such as the management projection of discounted future cash flow and the discount rate.

10.	INCOME TAXES

Cayman

In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

BVI

Momo BVI is a tax-exempted company incorporated in the BVI.

The United States (“US”)

Momo US is incorporated in the US and is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Momo US did not have taxable income and no income tax expense was provided for the year ended December 31, 2017.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

10.	INCOME TAXES - continued

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

As of December 31, 2017, Chengdu Momo was in the process of filing the western China development enterprise status. The Group believes Chengdu Momo will most likely be qualified as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% in the year 2017. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.

The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2016 of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries, remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

Under the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Cayman, where the Company is incorporated, does not have a tax treaty with PRC.

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

10.	INCOME TAXES - continued

PRC - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2017 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2017, the Group has not declared any dividends.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group adopted ASU 2015-17 in the first quarter of 2017 and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2017. The Group did not retrospectively apply the changes to prior years. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
Current deferred tax assets:
Impairment of loss on long term investments	$72	$—
Less: valuation allowance	—	—

Current deferred tax assets, net	72	—

Non-current deferred tax assets:
Advertising expense	—	5,957
Net operating tax losses carry-forward	2,852	3,964
Impairment on long term investments and game copyright	208	400
Accrued expenses	—	840
Less: valuation allowance	(2,852)	(3,964)

Non-current deferred tax assets, net	$208	$7,197

Non-current deferred tax liabilities:
Intangible assets acquired	—	1,866

Non-current deferred tax assets, net	$—	$1,866

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

10.	INCOME TAXES - continued

PRC - continued

As of December 31, 2017, the tax loss carry-forward for Beijing Momo’s subsidiaries amounted to $5,431, which would expire on various dates between December 31, 2020 and December 31, 2022. As of December 31, 2017, the tax loss carryforward for Momo HK amounted to $178, which would be carried forward indefinitely and set off against its future taxable profits. As of December 31, 2017, the tax loss carry-forward for Momo US amounted to $8,985, which would be carried forward for twenty years. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the years ended December 31,
	2015	2016	2017
Net income before provision for income tax	$13,419	$146,915	$378,115
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory tax rate	3,355	36,729	94,529
Permanent differences	(144)	(75)	(66)
Change in valuation allowance	(2,315)	(2,680)	1,112
Effect of income tax rate difference in other jurisdictions	2,754	7,941	11,857
Effect of tax holidays and preferential tax rates	(3,558)	(36,779)	(41,452)

Provision for income tax	$92	$5,136	$65,980

If Beijing Momo IT and Chengdu Momo did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2015, 2016 and 2017, the increase in income tax expenses and net income per share amounts would be as follows:

	For the years ended December 31,
	2015	2016	2017
Increase in income tax expenses	$3,558	$36,779	$41,452
Net income per ordinary share attributable to Momo Inc. – basic	0.03	0.28	0.70
Net income per ordinary share attributable to Momo Inc. - diluted	0.03	0.27	0.67

No significant unrecognized tax benefit was identified for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

11.	ORDINARY SHARES

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

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A convertible redeemable participating preferred shares, whereby all of their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of four years of employment of four founders from April 2012. Notwithstanding the foregoing, the Founders shall exercise all rights and privileges of a holder of ordinary shares of the Company with respect to the Founders’ shares. The Founders shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to the Founders’ shares and for the purpose of exercising any voting rights relating to the Founders’ shares, even if some or all of Founders’ shares have not yet vested and been released from the repurchase rights. The restrictions on the ordinary shares were fully released and such shares became fully vested in 2016. Please refer to Note 12 for disclosure of nonvested restricted shares.

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

11.	ORDINARY SHARES - continued

On April 22, 2014, certain ordinary shareholders who are also the senior management of the Company donated an aggregate of 15,651,589 ordinary shares to the Company with no consideration. On the same date, the Group declared a special dividend to these shareholders at an aggregated amount of $64,494, among which $58,044 was paid in May 2014. The remaining $5,775 and $675 were recorded as amount due to related parties-current and accrued expenses and other current liabilities respectively, as of December 31, 2017. Please refer to Note 15 for disclosure of related party balances and transactions. The Company treated the whole transaction as a repurchase of ordinary shares of which the repurchase price is considerably lower than the fair value of ordinary share. All such shares were recorded as treasury stock.

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

In 2015, 2016 and 2017, 5,995,293, 5,197,032 and 9,476,874 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 12), respectively.

As of December 31, 2017, there were 314,060,843 Class A ordinary shares and 84,364,466 Class B ordinary shares issued and outstanding, par value $0.0001 per share.

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

The following table summarizes the option activity for the year ended December 31, 2017:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding as of January 1, 2017	31,606,466	$0.0641	7.63	$288,439

Granted	5,771,226	$0.0002
Exercised	(9,426,874)	$0.0602
Forfeited	(981,527)	$0.0132

Outstanding as of December 31, 2017	26,969,291	$0.0536	7.40	328,658

Exercisable as of December 31, 2017	14,743,283	$0.0952	6.39	$170,053

There were 14,743,283 vested options, and 11,114,843 options expected to vest as of December 31, 2017. For options expected to vest, the weighted-average exercise price was $0.0036 as of December 31, 2017 and aggregate intrinsic value was $137,765 and $136,006 as of December 2016 and 2017, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2015, 2016, and 2017 was $5.93, $6.24 and $17.41, respectively. Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was $45,885, $45,581and $154,233 respectively. The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 was $13,680, $27,171 and $37,979, respectively.

In May 2015, the Company accelerated the vesting to permit immediate exercise of 235,000 outstanding employee share options granted under the 2012 Plan. The incremental cost resulting from the modification amounted to $162 and was recorded as share based compensation during the year ended December 31, 2015.

In July 2016, the Company canceled 187,500 outstanding employee share options granted under the 2014 Plan for one employee. As a result, the Company immediately recognized the unvested compensation cost attributable to the canceled award amounting to $1,532 in 2016.

The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model after the Company completed its IPO, with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price
2015	2.15%~2.19%	10 years	55.3%~55.7%	—	$0.0002
2016	1.75%~2.70%	10 years	52.5%~55.3%	—	$0.0002
2017	2.47%~2.87%	10 years	50.7%~54.0%	—	$0.0002

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The fair value of the ordinary shares is determined as the closing sales price of the Shares as quoted on the principal exchange or system. For employee and executives share options, the Group recorded share-based compensation of $16,026, $28,096 and $42,439 during the years ended December 31, 2015, 2016 and 2017, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee share options the Group recorded share-based compensation of $756, $3,103 and $6,540 during the years ended December 31, 2015, 2016 and 2017, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2017, total unrecognized compensation expense relating to unvested share options was $122,171, which will be recognized over 2.95 years. The weighted-average remaining contractual term of options outstanding is 7.40 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The following table summarizes the option activity for the year ended December 31, 2017:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value
Outstanding as of January 1, 2017	8,000,000	$0.1088	8.19	$10

Granted	—	—
Exercised	—	—
Forfeited	(5,000,000)	$0.1100

Outstanding as of December 31, 2017	3,000,000	$0.1067	7.50	$10

Exercisable as of December 31, 2017	1,812,500	$0.1060	7.45	$7

There were 1,812,500 vested options, and 1,033,125 options expected to vest as of December 31, 2017. For options expected to vest, the weighted-average exercise price is $0.1077 as of December 31, 2017 and aggregate intrinsic value was $18, $5 and $2 as of December 31, 2015, 2016 and 2017, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2015, 2016, and 2017 was $0.0544, $ nil, and $nil, respectively. Total intrinsic value of options exercised was $nil for each of the years ended December 31, 2015, 2016 and 2017. The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 was $nil, $185 and $43, respectively.

For employee and executives share options, Momo BVI recorded share-based compensation of $98, $112 and $59 during the years ended December 31, 2015, 2016 and 2017, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of December 31, 2017, total unrecognized compensation expense relating to unvested share options was $65, which will be recognized over 1.59 years. The weighted-average remaining contractual term of options outstanding is 7.50 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares

In April 2012, the Company’s four founding shareholders entered into an arrangement with the investor in conjunction with the issuance of Series A preferred shares, whereby all of their 147,000,000 ordinary shares (“Founders’ shares”) became subject to service and transfer restrictions. Such Founders’ shares are subject to repurchase by the Company upon early termination of their four years of employment. The repurchase price is the par value of the ordinary shares. 25% of the Founders’ shares shall be vested annually. The restricted share agreements were subsequently amended on June 11, 2012 and July 18, 2012, respectively. Pursuant to the agreements, 25% of the Founders’ shares shall vest upon the closing of issuance of Series B preferred shares and the remaining 75% shall be vested monthly in equal installments over the next 36 months. This arrangement has been accounted for as a grant of restricted stock awards subject to service vesting conditions. Because the modification does not affect any of the other terms or conditions of the award, presumably the fair value before and after the modification is the same. The restrictions on the ordinary shares were fully released and such shares became fully vested in 2016.

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares - continued

A summary of non-vested restricted share activity during the years ended December 31, 2015, 2016 and 2017 is presented below:

Number of shares
Outstanding as of January 1, 2015	57,250,756
Granted	—
Modification	—
Vested	(28,625,378)

Outstanding as of December 31, 2015	28,625,378
Granted	—
Forfeited	—
Vested	(28,625,378)

Outstanding as of December 31, 2016	—

The weighted average grant date fair value of the non-vested restricted shares was $0.01 per share and the aggregated fair value was $1,470. The total fair value of non-vested restricted shares vested during the years ended December 31, 2015, 2016 and 2017 was $286, $286 and $nil, respectively.

The Company recorded compensation expense of $180, $52 and $nil during the years ended December 31, 2015, 2016 and 2017, respectively, related to non-vested restricted shares.

As of December 31, 2017, total unrecognized compensation expense relating to the non-vested restricted shares was $nil.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

12.	SHARE-BASED COMPENSATION - continued

Restricted share units (“RSUs”) - continued

On May 17, 2016, the Company granted a total of 200,000 shares of RSUs to independent directors under the 2014 Plan and vesting period of 4 years, which began from December 11, 2015. On March 7, 2017, the Company granted a total of 100,000 shares of RSUs to independent directors under the 2014 Plan and vesting period of 4 years, which began from March 7, 2017.

The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.

The fair value of these RSUs is measured on the grant date based on the market price of the ordinary share on the grant date. The following table summarizes information regarding the share units granted:

Number of shares
Outstanding as of January 1, 2017	150,000
Granted	100,000
Forfeited	—
Vested	(50,000)

Outstanding as of December 31, 2017	200,000

The weighted-average grant-date fair value of the restricted share units granted during the years 2015, 2016, and 2017 was $ nil, $6.50 and $15.00, respectively. Total intrinsic value of the restricted share units exercised for the years ended December 31, 2015, 2016 and 2017 was $301, $511 and $821, respectively. The total fair value of the restricted share units vested during the years ended December 31, 2015, 2016 and 2017 was $340, $325 and $325, respectively. The aggregated fair value of RSUs was $340, $1,299 and $1,500 respectively, for the grant date of December 11, 2014, May 17, 2016 and March 7, 2017.

The Group recorded share-based compensation of $322, $343 and $619 for RSUs for the years ended December 31, 2015, 2016 and 2017, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2017, total unrecognized compensation expense relating to unvested RSUs was $1,838, which will be recognized over 2.76 years. The weighted-average remaining contractual term of RSUs outstanding is 8.56 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

13.	NET INCOME PER SHARE

For the years ended December 31, 2015 and 2016, the Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and nonvested restricted shares according to the participation rights in undistributed earnings.

The calculation of net income per share is as follows:

	For the years ended December 31,
	2015	2016	2017
Numerator:
Net income attributable to MomoInc.	$13,697	$145,250	$318,566
Undistributed earnings allocated to participating nonvested restricted shares	(1,339)	(3,197)	—

Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	$12,358	$142,053	$318,566

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

13.	NET INCOME PER SHARE - continued

	For the years ended December 31,
	2015	2016	2017
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	342,646,282	377,335,923	394,549,323
Weighted average shares used in computing net income per participating nonvested restricted share	37,118,622	8,493,244	—

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	401,396,548	407,041,165	415,265,078

Net income per ordinary share attributable to Momo Inc. - basic	$0.04	$0.38	$0.81
Net income per participating nonvested restricted share	$0.04	$0.38	$—

Net income per ordinary share attributable to Momo Inc. - diluted	$0.03	$0.36	$0.77

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

13.	NET INCOME PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2015, 2016 and 2017, because their effect is anti-dilutive:

	For the years ended December 31,
	2015	2016	2017
Share issuable upon exercise of share options	904,489	152,500	768,266
Share issuable upon exercise of RSUs	15,001	50,000	—

14.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2022 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were $3,715, $4,743 and $8,744, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2017 were as follows:

2018	$7,671
2019	4,230
2020	2,990
2021	2,262

Total	$17,153

Investment commitments

The Group was obligated to subscribe $2,942 and $ 4,611 for partnership interest and equity interest of certain long-term investees under various arrangements as of December 31, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

14.	COMMITMENTS AND CONTINGENCIES - continued

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Hangzhou Alimama Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou UC Network Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Aijiuyou Informational Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Alibaba Cloud Computing Ltd. (i)	Affiliates of a Major Shareholder
Taobao (China) Software Co., Ltd. (i)	Affiliates of a Major Shareholder
Zhejiang Tmall Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Shanghai Touch Future Network Technology Co., Ltd.	Long-term investee
Shanghai Xisue Network Technology Co., Ltd.	Affiliate of long-term investee
Hunan Qindao Cultural Spread Ltd.	Long-term investee
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of long-term investee
Hangzhou Yihong Advertisement Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Jianyue Information Technology Co., Ltd. (i)	Affiliates of a Major Shareholder

(i)	The parent company of these entities ceased to be a major shareholder of the Group in November 2017.

(1)	Amount due from related parties-current

	As of December 31,
	2016	2017
Hunan Qindao Network Media Technology Co., Ltd. (ii)	$—	$5,143
Hangzhou Alimama Technology Co., Ltd.	2	—
Guangzhou UC Network Technology Co., Ltd.	5	—
Guangzhou Aijiuyou Informational Technology Co., Ltd.	81	—

Total	$88	$5,143

(ii)	The amount of $5,143 as of December 31, 2017 represented the advance payment of revenue sharing of live video service made to Hunan Qindao Network Media Technology Co., Ltd.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amount due to related parties - current

	As of December 31,
	2016	2017
Amount due to ordinary shareholders (iii)	$5,862	$5,775
Hunan Qindao Cultural Spread Ltd.	1,281	—
Alibaba Cloud Computing Ltd.	629	—
Shanghai Touch Future Network Technology Co., Ltd.	229	—
Taobao (China) Software Co., Ltd.	116	—
Others	—	29

Total	$8,117	$5,804

(iii)	The amounts of $5,862 and $5,775 as of December 31, 2016 and 2017 primarily included the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 11 for repurchase of ordinary shares.

(3)	Sales to related parties

	For the years ended December 31,
	2015	2016	2017
Hangzhou Yihong Advertisement Co., Ltd. (iv)	$—	$—	$2,614
Hangzhou Alimama Technology Co., Ltd. (iv)	6,002	42	342
Guangzhou Aijiuyou Informational Technology Co., Ltd. (v)	—	400	184
Zhejiang Tmall Technology Co., Ltd. (iv)	—	820	74
Shanghai Xisue Network Technology Co., Ltd.	—	922	—
Taobao (China) Software Co., Ltd. (iv)	—	249	—
Others	—	9	2

Total	$6,002	$2,442	$3,216

(iv)	The sales to related parties represented mobile marketing services provided.

(v)	The sales to related parties represented mobile game revenue generated through those game operating companies.

(4)	Purchase from related parties

	For the years ended December 31,
	2015	2016	2017
Hunan Qindao Network Media Technology Co., Ltd. (vi)	$—	$—	$20,639
Alibaba Cloud Computing Ltd. (vii)	322	3,360	11,060
Hunan Qindao Cultural Spread Ltd. (vi)	—	3,929	9,131
Taobao (China) Software Co., Ltd.	—	323	338
Guangzhou Jianyue Information Technology Co., Ltd.	—	—	119
Shanghai Touch future Network Technology Co., Ltd.	—	347	—

Total	$322	$7,959	$41,287

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In U.S. dollars in thousands, except share data)

15.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(4)	Purchase from related parties - continued

(vi)	The purchases from Hunan Qindao Network Media Technology Co., Ltd. and Hunan Qindao Cultural Spread Ltd. represent the revenue sharing with broadcaster agencies of live video service.

(vii)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

16.	SEGMENT INFORMATION

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

Components of revenues are presented in the following table:

	For the years ended December 31,
	2015	2016	2017
Live video service	$1,231	$376,925	$1,102,592
Value-added service	58,462	67,603	103,139
Mobile marketing	38,885	66,339	76,178
Mobile games	31,082	35,453	35,619
Other services	4,328	6,778	743

Total	$133,988	$553,098	$1,318,271

17.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $6,487, $9,081 and $14,127 for the years ended December 31, 2015, 2016 and 2017, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The appropriations to these reserves by the Group’s PRC subsidiary, VIE and VIE’s subsidiaries were $553, $17,969 and $27,430 for the years ended December 31, 2015, 2016 and 2017.

Relevant PRC laws and regulations restrict the WFOE, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOE’s accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIE and VIE’s subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiary, VIE and VIE’s subsidiaries in the Group not available for distribution were $91,008, $108,977 and $136,407 as of December 31, 2015, 2016 and 2017, respectively.

19.	SUBSEQUENT EVENTS

New acquisition

On February 23, 2018, the Group reached a definitive agreement with Tantan Limited (“Tantan”) and all of its shareholders, pursuant to which the Group agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5,300,000 newly issued Class A ordinary shares of the Company and $600.9 million in cash, of which $229.8 million has been paid. Tantan primarily operates a social and dating app in China for the young generation. The deal is expected to close in the second quarter of 2018, subject to customary closing conditions. The Group is in the process of evaluating the accounting treatment on this acquisition.