Form 20-F
period 2018-12-31
Momo Inc.
filed 2019-04-26
CIK 1610601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 333,512,014 Class A ordinary shares and 80,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•

“MAUs” refers to monthly active users. We define Momo MAUs during a given calendar month as Momo users who were daily active users for at least one day during the 30-day period counting back from the last day of such calendar month. Momo daily active users are users who accessed our platform through mobile devices and utilized any of the functions on our platform on a given day.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive (loss) income data for the years ended December 31, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
		(in thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues(1)	275,762	843,119	3,707,358	8,886,390	13,408,421	1,950,174
Cost and expenses(2)
Cost of revenues	(97,129)	(190,900)	(1,619,327)	(4,373,377)	(7,182,897)	(1,044,709)
Research and development expenses	(57,054)	(146,292)	(208,647)	(346,144)	(760,644)	(110,631)
Sales and marketing expenses	(219,249)	(330,883)	(647,238)	(1,467,376)	(1,812,262)	(263,583)
General and administrative expenses	(63,939)	(144,135)	(259,712)	(422,005)	(640,023)	(93,087)

Total cost and expenses	(437,371)	(812,210)	(2,734,924)	(6,608,902)	(10,395,826)	(1,512,010)

Other operating income	160	4,474	2,659	156,764	253,697	36,899
(Loss) Income from operations	(161,449)	35,383	975,093	2,434,252	3,266,292	475,063

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
		(in thousands, except share and share-related data)
Interest income	4,443	49,037	54,603	145,568	272,946	39,698
Interest expense	—	—	—	—	(56,503)	(8,218)
Impairment loss on long-term investments	—	—	(39,283)	(30,085)	(43,200)	(6,283)

(Loss) Income before income tax and share of income on equity method investments	(157,006)	84,420	990,413	2,549,735	3,439,535	500,260
Income tax expenses	—	(561)	(34,638)	(445,001)	(699,648)	(101,760)

(Loss) Income before share of income on equity method investments	(157,006)	83,859	955,775	2,104,734	2,739,887	398,500
Share of income on equity method investments	—	2,375	23,194	39,729	48,660	7,077
Net (loss) income	(157,006)	86,234	978,969	2,144,463	2,788,547	405,577
Less: net loss attributable to non-controlling interest	—	—	—	(3,635)	(27,228)	(3,960)

Net (loss) income attributable to Momo Inc.	(157,006)	86,234	978,969	2,148,098	2,815,775	409,537
Deemed dividend to preferred shareholders	(357,673)	—	—	—	—	—

Net (loss) income attributable to ordinary shareholders	(514,679)	86,234	978,969	2,148,098	2,815,775	409,537

Net (loss) income per share attributable to ordinary shareholders
Basic	(6.03)	0.23	2.54	5.44	6.92	1.01
Diluted	(6.03)	0.21	2.41	5.17	6.59	0.96
Weighted average shares used in computing net (loss) income per ordinary share
Basic	85,293,775	342,646,282	377,335,923	394,549,323	407,009,875	407,009,875
Diluted	85,293,775	401,396,548	407,041,165	415,265,078	433,083,643	433,083,643

Notes:

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
	(in thousands)
Live video service	—	7,846	2,534,604	7,429,906	10,709,491	1,557,631
Value-added service	183,378	367,405	449,781	695,798	1,883,150	273,893
Mobile marketing	12,150	245,337	441,644	514,279	500,321	72,769
Mobile games	69,230	195,411	236,238	241,388	130,392	18,965
Other services	11,004	27,120	45,091	5,019	185,067	26,916

Total	275,762	843,119	3,707,358	8,886,390	13,408,421	1,950,174

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
	(in thousands)
Cost of revenues	954	5,772	18,521	13,547	21,661	3,150
Research and development expenses	4,148	22,046	37,455	59,190	152,806	22,225
Sales and marketing expenses	4,531	23,767	39,139	79,032	142,927	20,788
General and administrative expenses	31,291	57,857	115,724	183,204	263,419	38,313

Total	40,924	109,442	210,839	334,973	580,813	84,476

The following table presents our selected consolidated balance sheet data as of December 31, 2014, 2015, 2016, 2017 and 2018.

	As of December 31
	2014 RMB	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2018 US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,798,078	1,097,783	1,788,268	4,462,194	2,468,034	358,961
Total assets	2,968,926	3,511,985	5,344,283	8,471,188	18,965,538	2,758,423
Total liabilities	236,470	477,871	942,289	1,719,088	7,942,679	1,155,214
Total equity	2,732,456	3,034,114	4,401,994	6,752,100	11,022,859	1,603,209

Changing in Reporting Currency and Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Effectively from the fourth quarter of 2018, we changed our reporting currency from U.S. dollar to RMB. The change in reporting currency is to improve investors’ ability to evaluate our financial results against other comparable publicly traded companies in the industry. Prior to the fourth quarter of 2018, we reported our annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in U.S. dollar. In this annual report, the financial results for the year ended December 31, 2018 are stated in RMB. The related financial statements prior to the current period have been recast to reflect RMB as the reporting currency for comparison to the financial results for the year ended December 31, 2018.

Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise stated, all translations of RMB into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be , at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Although our MAUs generally grew over time since our inception, there were times when our user base failed to grow as we expected. For example, the growth rate of our MAUs significantly decreased in 2015 primarily due to the reduced growth of number of smartphone users in China, and upgrades to our platform that were difficult for some of our users to adapt to. There is no guarantee that our MAUs will continue to grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down, as it did in 2015, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

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

As online social networking and online entertainment industries in China are relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2016, 2017 and 2018. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 79.9%, 14.0%, 3.7%, 1.0% and 1.4%, respectively, of our net revenues in 2018. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in February 2015, we launched our first self-developed game on our platform, which generated revenues through in-game purchases of virtual items. In the second quarter of 2015, we launched our in-feed marketing solutions powered by a proprietary self-served advertising system, and started to offer brand-oriented display ads and action-driven ad products such as app downloads. In the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. In 2018, we produced a television program. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

We operate in a highly dynamic market, which makes it difficult to evaluate our future prospects.

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

We launched our Momo mobile application in August 2011. The operating history and our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

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

•	develop or implement strategic initiatives to monetize our platform;

•	develop beneficial relationship with key strategic partners, talented broadcasters and talent agencies for our live video service;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

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

In September 2015, we launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. We have achieved initial success for this service, which contributed RMB2,534.6 million, RMB7,429.9 million and RMB10,709.5 million (US$1,557.6 million) to, or 68.4%, 83.6% and 79.9% of, our net revenues in 2016, 2017 and 2018, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve the level of profitability based on the virtual items-based revenue model, as we have limited experience in operating such service. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

Although we believe we have a large and diversified pool of talented broadcasters, talent agencies as well as paying users (which allows us to manage the risk of revenue concentration) and have entered into multi-year exclusivity agreements with popular broadcasters, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, if we are unable to negotiate acceptable business terms with popular broadcasters or talent agencies, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video service and achieve or maintain the level of revenues and profitability as we currently anticipate. Broadcasters provide live video service on our platform as an individual or as a member of a talent agency. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. However, under our current arrangements with our broadcasters and talent agencies, we share with them a portion of the revenues we derive from the sales of in-show virtual items in our live video service. Payments of revenue sharing to broadcasters and talent agencies for our live video service constitute a major portion of our cost of revenues. If we are required to share a larger portion of our revenues with the broadcasters and talent agencies for competition purpose, our results of profitability may be adversely impacted.

We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform.

Our future growth depends on our ability to convert our users into paying users of our services, including live video service, value-added service, mobile games and other services, and our ability to retain our existing paying users. However, we cannot assure you that we will be successful in any of the foregoing initiatives, nor can we assure you that we will be able to successfully compete with current and new competitors on attracting paying users. We had 17.7 million paying users in 2018 for our live video service and value-added services on Momo application, compared to 13.7 million in 2017 and 8.0 million in 2016 without double counting the overlap of each year. We also had 4.1 million paying users on Tantan application from June 1, 2018 to December 31, 2018. Our efforts to provide greater incentives for our users to pay for our various services may not continue to succeed. Our paying users may discontinue their spending on our services because they may no longer serve our paying users’ needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our paying users, our business, results of operations and prospects will be adversely affected.

The loss of marketers, or reduction in spending by marketers, could harm our business.

Our mobile marketing services generated 11.9%, 5.8% and 3.7% of our revenues in 2016, 2017 and 2018, respectively. Currently our mobile marketing services primarily comprise in-feed marketing solutions and brand-oriented display ads. As is common in the industry, our marketers do not have long-term advertising commitments with us. Many of our marketers spend only a relatively small portion of their overall advertising budgets with us. In addition, marketers may view some of our products as experimental and unproven. Marketers may not continue to do business with us, or they may advertise with us based on terms unfavorable to us, if we do not deliver our marketing solutions in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. For example, failure to maintain or increase the quantity or quality of ads shown to users, or a decrease in user engagement may cause marketers to reduce or cease their spending on our mobile marketing services.

Our business is dependent on the strength of our brands and market perception of our brand.

In China, we market our services under the brands “陌陌” or “Momo” and “探探” or “Tantan.” Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

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

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform.

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

Our acquisition of Tantan, and the subsequent integration of Tantan into our business, creates significant challenges which may affect our ability to realize the benefits of the acquisition and have a material adverse effect on our business, reputation, results of operations and financial condition.

In May 2018, we completed the acquisition of Tantan, a Chinese social and dating app for approximately 5.3 million newly issued Class A ordinary shares of the Company and US$613.2 million in cash. While we currently expect Tantan to remain a stand-alone brand and to largely operate independently, the process of integrating certain aspects of Tantan’s operations into our own operations is still continuing and could result in unforeseen operating difficulties, divert significant management attention and require significant resources that would otherwise have been available for the ongoing development of our existing operations. Challenges and risks from the Tantan acquisition include, among others:

•	the difficulty in retaining Tantan’s users following the acquisition;

•

the need to integrate certain operations, systems, technologies, and personnel of Tantan, the inefficiencies that may result if such integration is delayed or not implemented as expected, and unforeseen difficulties and expenditures that may arise in connection with such integration;

•	the difficulty in successfully evaluating and utilizing Tantan’s technology and features;

•	the difficulty in integrating potentially contrasting corporate cultures and management philosophies;

•	diversion of our management’s and personnel’s attention from our existing businesses and initiatives;

•	the difficulty in retaining employees following the acquisition;

•	the difficulties relating to achieving the expected synergies of the transaction;

•	the incurrence of unforeseen obligations or liabilities, which may entail significant expense; and

•	the difficulty in integrating Tantan’s financial reporting, which may affect our ability to maintain effective controls and procedures over our consolidated financial reporting.

Moreover, we may not be able to achieve our intended strategic goals or attain the synergies from the transaction. If we are unable to successfully integrate Tantan and manage the larger business, or are unable to achieve the expected benefits of the transaction, we may be required to record substantial impairment charges to goodwill. Any such negative development could have a material adverse effect on our business, reputation, results of operations and financial condition.

The mobile social and dating industry is an evolving and competitive market, with low switching costs and a consistent stream of new products and entrants, and innovation by Tantan’s competitors may disrupt its business.

The mobile social and dating industry in China is evolving and competitive, and has experienced a consistent stream of new products and market entrants within recent years. Tantan’s competitors may hold a stronger competitive positions in certain geographical regions or with certain user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer features and services that are more appealing to current users and potential users than our features and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

In addition, within the mobile social and dating industry generally, costs for consumers to switch between products and apps are low, and consumers have demonstrated a propensity to try new approaches to connecting with people. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new app could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to connecting people or some other means. If we are not able to compete effectively against our current or future competitors and other apps, products and services that may emerge, the size and level of engagement of our user base may decrease, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in monetizing Tantan’s social and dating services.

Tantan is a relatively new mobile social and dating app with a limited operating history and track record of monetization of its services. The success of the Tantan acquisition will be significantly affected by our ability to continue to grow the monetization of Tantan. However, we may be unable to do so due to, among other reasons, Tantan’s users ceasing to use mobile technology for dating and socializing, Tantan’s users opting to forgo paid services on the app, perceived or actual privacy concerns, the introduction of new regulations on the use and monetization of user data, and the introduction of competition offering lower cost services or additional or different features. If we are unable to successfully monetize Tantan’s business, we may be unable to achieve the expected benefits of the Tantan acquisition, which could have a material adverse effect on our business, reputation, results of operations and financial condition.

Tantan’s growth and profitability rely, in part, on its ability to attract and retain users, which involves considerable expenditure. Any failure in these efforts could adversely affect our business, financial condition and results of operations.

Tantan commenced monetization of its business in July 2017, and historically has not been profitable. In order to continue to grow its business and eventually become profitable, Tantan will need to continue to attract and retain users for Tantan’s app, which will involve considerable expenditures. Historically, Tantan has had to increase its selling and marketing expenses over time in order to attract and retain users and sustain its growth in users.

Tantan’s marketing expenditures consist primarily of investments in paid marketing channels to acquire more users and drive traffic to the app. To continue to reach potential users and grow the Tantan business, we must identify and devote more of Tantan’s overall marketing expenditures to new and evolving marketing channels, which may include mobile and virtual platforms. The opportunities in and sophistication of newer marketing channels generally are relatively undeveloped and unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, our business may be subject to investigations or subsequent penalties if contents generated by our users are deemed to be illegal or inappropriate under PRC laws and regulations. See “—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer, our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

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

We have experienced rapid growth in our business and operations and expansion of our platform since our inception in 2011, which places significant demands on our management, operational and financial resources. However, given the rapidly evolving market in which we compete, we may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new talents quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

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

We may not be able to remain profitable, and the consolidation of the results of operations of Tantan with ours may negatively impact our financial performance and results of operations.

We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications and our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully, as well as our ability to successfully monetize Tantan’s operations. In addition, our ability to sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, live video services, mobile marketing services, and mobile games in China. We may again incur losses in the near future due to our continued investments in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Furthermore, we completed our acquisition of Tantan in May 2018, and consolidate Tantan’s results starting in the second quarter of 2018. Tantan commenced monetization of its business in July 2017 and historically has not been profitable. If Tantan continues to incur losses, this may also affect our ability to remain profitable. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

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

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

We have been, and may in the future be, subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We have faced, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of Xiaoyao Xiyou filed an appeal to the Guangzhou Intellectual Property Court. On September 27, 2018, Guangzhou Intellectual Property Court ruled a civil judgement of final-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB4.0 million (US$0.6 million) to the plaintiff. We paid the compensation in full to the plaintiff on October 10, 2018. The plaintiff filed a re-trial application with the Guangdong Provincial Higher People’s Court for revoking the civil judgement of final-instance ruled by the Guangzhou Intellectual Property Court and remaining the civil judgement of first-instance ruled by the Guangzhou Tian He People’s Court. The re-trail hearing has yet to be carried out as of the date of this annual report. On February 20, 2019, we were served four civil complaints by Shenzhen Intermediate People’s Court in which the plaintiff claimed that our app infringed upon the plaintiff’s four patents. The plaintiff demanded that we cease the infringement and compensate its loss and legal costs totaling approximately RMB 4 million (US$0.6 million) in relation to the four patents under the four complaints. The hearings have yet to be carried out as of the date of this annual report. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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

In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, a social and dating app in China, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash. The acquisition of Tantan, which closed in May 2018, exposes us to potential uncertainties and risks. For our acquisition of Tantan, we paid a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of us and US$613.2 million in cash. As Tantan was founded in 2014 and has a short operating track record, it would be difficult for us to assess its future prospect or forecast its future results and thus we may not be able to achieve the objective of our acquisition of Tantan if Tantan’s business does not develop as we expect. In addition, if Tantan continues to incur losses in the future, we would have to consolidate its losses as its sole shareholder, the occurrence of which would adversely affect our future profitability. After the consummation of the acquisition, we may face difficulties in integrating the internal control and financial reporting of Tantan and may incur unanticipated costs and expenses relating to such integration.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The respective number of monthly active users of Momo and Tantan is calculated using internal company data that has not been independently verified. While the number of monthly active users is based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our monthly active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our monthly active users may not accurately reflect the actual number of people using Momo and Tantan.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Momo or Tantan, which could negatively affect our business and operating results.

We have granted, and expect to continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted three share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. As of March 31, 2019, options to purchase 28,769,414 Class A ordinary shares (excluding those already forfeited) had been granted under the 2012 Plan, 5,466,618 of which remained outstanding. In addition, as of March 31, 2019, options to purchase 23,462,705 Class A ordinary shares (excluding those already forfeited and cancelled) and 440,001 restricted share units had been granted under the 2014 Plan, of which 15,404,425 options remained outstanding and 187,500 restricted share units remained outstanding. As of March 31, 2019, options to purchase an aggregate of nil shares of Momo BVI under the BVI Plan remained outstanding. As of March 31, 2019, there were 22,046,890 ordinary shares of Tantan outstanding, and options to purchase 1,308,541 ordinary shares of Tantan (excluding those that have been forfeited) had been granted under the Tantan 2015 Plan, all of which remained outstanding, and options to purchase 4,160,240 ordinary shares of Tantan (excluding those that have been forfeited) had been granted under the Tantan 2018 Plan, all of which remained outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB749.3 million, RMB683.2 million and RMB715.5 million in 2019 and 2020, and after 2020, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2018. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content and online game operations. Specifically, foreign ownership of an internet content provider may not exceed 50%. Internet content and online game operations, which are critical to our business, are provided through a number of our PRC incorporated consolidated affiliated entities. Contractual arrangements between us and the consolidated affiliated entities and their respective shareholders allow us to exert effective control over each of these consolidated affiliated entities and enable us to obtain substantially all of the economic benefits arising from these consolidated affiliated entities and consolidate their financial results into our results of operations. Although the structure we have adopted is consistent with the longstanding industry practice and is commonly adopted by comparable companies in China, the PRC government may not agree that these contractual arrangements comply with existing PRC licensing, registration or other regulatory requirements or policies, or requirements or policies that may be adopted in the future.

In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of our PRC subsidiaries and consolidated affiliated entities are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found to be in violation of any PRC laws or regulations or if the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders are determined to be illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities and their subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entities and their subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, our PRC subsidiaries, or our consolidated affiliated entities and their subsidiaries.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through a number of our consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate its business.

Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which our PRC subsidiaries can vote on all matters requiring shareholder approval in the consolidated affiliated entities. We believe this power of attorney is legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders” for more details about these contractual arrangements.

Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our consolidated affiliated entities as direct ownership. If our consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a consolidated affiliated entity, should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities and may lose control over the assets owned by our consolidated affiliated entities. As a result, we may be unable to consolidate our consolidated affiliated entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if consolidated affiliated entities declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our consolidated affiliated entities hold certain assets that are important to our business operations, including the value-added telecommunication service license concerning the internet information service, or the ICP license, the internet culture operation license and the internet audio/video program transmission license. Under our contractual arrangements, the respective shareholders of our consolidated affiliated entities may not voluntarily liquidate our consolidated affiliated entities or approve them to sell, transfer, mortgage or dispose of their respective assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our consolidated affiliated entities, or our consolidated affiliated entities declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their respective shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing the tax expenses of our PRC subsidiaries, subjecting our consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiaries’ loss of their preferential tax treatment. Our consolidated results of operations may be adversely affected if our consolidated affiliated entities’ tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiaries and our consolidated affiliated entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and our consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Some of the shareholders of our consolidated affiliated entities are also our directors or officers. Conflicts of interest may arise between the roles of these individuals as directors or officers of our company and as shareholders of our consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint our PRC subsidiaries, or a person designated by our PRC subsidiaries to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a wholly foreign-owned enterprises in the PRC, such as Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

We face uncertainties with respect to the implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. The Foreign Investment Law stipulates three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations, or other methods prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it would be uncertain as to whether foreign investment via contractual arrangements would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements would be regulated. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether such actions can be timely completed, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Beijing Momo Technology Co., Ltd., or Beijing Momo, and its subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television, or SARFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

We have obtained the ICP licenses for provision of internet information services, internet culture operation license for operation of online games, and internet audio/video program transmission license for our live video service. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. In addition, we cannot assure you that we will be able to secure any additional licenses that we may need to conduct our operations.

We are also required to obtain an internet publishing license from SARFT in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. We have entered into several cooperation agreements with entities holding the internet publishing license in order to publish online games. Each mobile game is also required to be approved by SARFT prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the SARFT for all of the 12 games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business and results of operations. All domestic online games must be filed with the MOC within 30 days after operation, and all imported online games must be approved by the MOC. As of March 31, 2019, 11 of the 12 online games we offered had completed the filing with the MOC. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

Failure to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings has resulted in, and may in the future result in, us being subjected to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on September 1, 2011, February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

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

If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprise holders or 20% in the case of non-PRC individual holders, if such gains are deemed to be from PRC sources. In addition, any payments of dividends or interest on the ADSs, ordinary shares may be subject to PRC withholding tax at a rate of 10% in the case of non-PRC enterprise holders or 20% in the case of non-PRC individual holders, if such dividends or interest payments are deemed to be from PRC sources. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether if we are considered a PRC resident enterprise, holders of our ADSs, ordinary shares will be able to claim the benefit of income tax treaties between China and other countries.

Further, if we are required to withhold PRC tax from interest payments on the ADSs, we may be required, subject to certain exceptions, to pay additional amounts as will result in receipt by holders of ADSs of such amounts as would have been received had no such withholding been required. The requirement to pay additional amounts will increase the cost of servicing interest payments on the ADSs and could have an adverse effect on our financial condition.

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

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 has been issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be filed with the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.

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

On April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which upon its effective date as of June 1, 2015, superseded the SAFE Circular 142. Circular 19 provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments provided that equity investment is included in the business scope of such foreign-invested company.

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

Fluctuation in exchange rate may have a material adverse effect on the value of your investment.

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or to hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 26 premises in China, and all the landlords of these premises have completed the registration of their ownership rights and the landlords of two of these premises have completed the registration of our lease with the relevant authority. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S..

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Because we may not continue to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

Although we declared special cash dividends to holders of our ordinary shares in March 2019, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Your interests may not always align with those of our shareholders, including our principal shareholder.

You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder, chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 70.9% of the aggregate voting power of our company as of March 31, 2019. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.

We may be classified as a passive foreign investment company, or PFIC, under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2018 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future.

However, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. In addition, the overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years.

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

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

In July 2018, we issued $725 million principal amount of convertible senior notes due 2025. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a direct or indirect beneficial owner of our company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares (including Class A ordinary shares held in the form of ADSs); (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the PRC or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the NASDAQ Global Select Market, we are subject to the NASDAQ Global Select Market corporate governance listing standards. However, NASDAQ Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2018. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, will and may rely on certain exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Yan Tang, our co-founder, chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules. We currently rely on an exemption from the rule that a majority of the board of directors must be independent directors. Currently, a majority of the members of our board of directors are not independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to the above-mentioned corporate governance requirement. We may rely on other available exemptions from corporate governance rules in the future.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you register the underlying shares in your own name. Under our currently effective second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days, exclusive of the day on which notice is given and the day of the meeting. When a general meeting is convened, you may not receive sufficient advance notice to register the shares underlying your ADSs in your own name to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary to vote your shares, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not instruct the depositary to vote your shares, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if you do not instruct the depositary to vote your shares, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders of ADSs to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

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

We started our operations in July 2011 when our founders established Beijing Momo Technology Co., Ltd., or Beijing Momo, in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The following outlines other major changes to our corporate structure in recent years.

•

In March 2017, we acquired 100% equity interest of Zhejiang Shengdian Digital Network Technology Co., Ltd., or Zhejiang Shengdian, upon which it became a subsidiary of Beijing Momo. Zhejiang Shengdian now holds our internet audio/video program transmission license.

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

•

In February 2018, we established QOOL Media Hong Kong Limited, or QOOL Media HK, a company which was initially 70% owned by Momo Technology HK Company Limited. In August 2018, the shareholders of QOOL Media HK transferred all their equity interests in QOOL Media HK to QOOL Media Inc., or QOOL Media Cayman.

•

In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of our company and US$613.2 million in cash.

•	In March 2018, we established Hainan Momo Pictures Co., Ltd., or Hainan Momo Pictures, as a wholly-owned subsidiary of Momo Pictures Co., Ltd., or Momo Pictures.

•

In May 2018, we successfully completed our acquisition of Tantan and acquired a 100% fully diluted equity stake in Tantan. To facilitate the closing of this transaction, we borrowed a bank loan facility from a domestic commercial bank in May 2018 with the total amount of drawdown at US$300.0 million, a fixed interest rate of 4.5% per annum and a period of two years. We repaid the bank loan in full in July 2018.

•

In April 2018, we established Hainan Miaoka Network Technology Co., Ltd., or Hainan Miaoka, and Hainan Yilingliuer Network Technology Co., Ltd., or Hainan Yilingliuer, as our consolidated affiliated entities.

•

In May 2018, we established Beijing Yiliulinger Information Technology Co., Ltd., or Beijing Yiliulinger, as a wholly-owned subsidiary of Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT.

•	In July 2018, we established QOOL Media Cayman, a company which is 79. 6% owned by us.

•

In July 2018, we issued $725 million principal amount of convertible senior notes due 2025. The notes will bear interest at a rate of 1.25% per year, payable semiannually on January 1 and July 1 of each year. Holders of the notes have the right to convert their notes into our ADSs based on an initial conversion rate of 15.4776 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS). The conversion rate for the notes is subject to adjustment upon the occurrence of certain events. We will not have the right to redeem the notes prior to maturity, except in the event of certain changes to the laws or their application or interpretation. Holders of the notes will have the right to require us to repurchase all or part of their notes in cash on July 1, 2023, or in the event of certain fundamental changes. The notes will mature on July 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

•	In December 2018, we established QOOL Media Technology (Tianjin) Co., Ltd., or QOOL Media Technology, as a wholly-owned subsidiary of QOOL Media HK.

•	In March 2019, we established Beijing Fancy Reader Technology Co., Ltd., or Beijing Fancy Reader, as our consolidated affiliated entity.

•	In March 2019, we established Hainan Heer Network Technology Co., Ltd., or Hainan Heer, as a wholly-owned subsidiary of Beijing Momo.

•

From May 2018 to April 2019, we entered into a series of contractual arrangements with Tantan Culture Development (Beijing) Co., Ltd., or Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and QOOL Media (Tianjin) Co., Ltd., or Tianjin QOOL Media, and their respective shareholders, through which we exert control over these entities and their subsidiaries and consolidate their operating results in our financial statements. See “—C. Organizational Structure—Contractual Arrangements with our consolidated affiliated entities.”

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

We operate Momo, one of China’s leading mobile-based social and entertainment platforms. We enable users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. In May 2018, we completed our acquisition of Tantan, a leading social and dating application for younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users to find and establish romantic connections, as well as meet interesting people.

We have built a large user base on Momo since its launch in 2011. Momo’s MAUs increased to 113.3 million in December 2018 from 99.1 million in December 2017 and 81.1 million in December 2016. The increase of Momo’s MAUs in 2018 was primarily attributable to the enriched product and content offerings and our marketing activities. We had 4.1 million paying users on Tantan application from June 1, 2018 to December 31, 2018.

Our Momo and Tantan mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. Our revenues increased significantly from RMB3,707.4 million in 2016 to RMB8,886.4 million in 2017 and further to RMB13,408.4 million (US$1,950.2 million) in 2018. We currently generate our revenues from live video service, value-added service, mobile marketing services, mobile games and other services. Our live video service, which was launched in September 2015 and allows users to purchase and send in-show virtual gifts to other users hosting live shows, currently contributes to the largest share of our revenues, generating 79.9% of our net revenues in 2018. We generated 12.1%, 7.8% and 14.0% of our net revenues from value-added services in 2016, 2017 and 2018, respectively, in relation to the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms and, starting in the fourth quarter of 2016, virtual gift service, which allows our users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 11.9%, 6.4% and 1.2%, respectively, of our revenues in 2016, 5.8%, 2.7% and 0.1%, respectively, of our revenues in 2017 and 3.7%, 1.0% and 1.4%, respectively, of our revenues in 2018. We had a net income of RMB979.0 million, RMB2,144.5 million and RMB2,788.5 million (US$405.6 million) in 2016, 2017 and 2018, respectively.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related properties, features, functionalities, tools and services that we provide to users, customers and platform partners. The Momo mobile application, which is available on Android and iOS platforms, enables users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Momo offers a personal and lively way for users to discover interesting people, and facilitates the connecting, communicating, interacting, and content sharing with others. Momo features various social and entertainment features, including Nearby functions, live video, short video service, interest groups and other live interactive experiences. Communications within our platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services. Momo’s social features are increasingly integrated with video and audio functions to offer more fun and entertaining contents and to enhance and encourage social interactions between users.

Key features and functionalities offered by the Momo platform include the following:

Nearby People

Nearby People allows users to find out their approximate distance from each other in real time and is one of the primary tools through which users can establish and expand their social relationships on our platform.

Nearby People presents a curated list of nearby users with their profile pictures, relative distances and the time they last checked-in on Momo. The list of nearby people is ordered by our algorithm, which primarily considers the physical proximity and the recency of check-in of the users. All users can customize the list by viewing nearby people by gender, age and some other attributes. Users can initiate contact with nearby users by sending greeting messages and selecting to follow their accounts in order to receive notifications on their status updates. A user who receives a greeting message may then reply and choose to become a Momo friend of the initiator by also following such user. Users can adjust their privacy settings to avoid being seen by strangers or to appear invisible. Our application also allows users to block other users and report inappropriate behaviors.

Nearby Posts

Nearby Posts is an important entry point for users to discover and interact with other users via content sharing and consumption by providing users with a stream of feeds, including photos, videos, music, recorded karaoke songs and other status updates posted by other users. The order of the feeds is defined by our algorithm which computes a number of different factors including physical proximity of the content creator, how recent that post is shared as well as how likely it is for a specific user to interact with such post based on our big data and machine learning technologies. Users can interact with such feeds in a number of different ways such as liking and commenting on the content, as well as checking out the profile pages of the content creators, sending private message and following the creator.

Live Video

The Live Video function allows users to live stream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting between broadcasters and viewers. Unlike traditional on-demand video experiences, our live video function allows the viewers to interact with the broadcasters on a real-time basis, thus facilitating a much more dynamic social experience. For example, a user can request a song from the live broadcaster and a broadcaster can connect a viewer to his or her live video channel through video calls. To provide fun and interactive experience between live broadcasters and viewers, the Live Video function offers interesting features such as customized filters and lenses as well as virtual gifts and associated special effects, some of which are enabled by facial recognition and augmented reality technology. For example, a user can pay to put virtual animated images over a broadcaster’s head or face to create an interesting visual effect. Viewers of live video shows may interact with broadcasters using text messages or by sending virtual gifts purchased with virtual currency. In addition to live video channels, our streaming service also supports audio only mode, in order to lower the barriers for broadcasters and users to participate in real-time interactive experience through our live channels.

Other Live Video and Audio Interactive Experiences

We have started to introduce a collection of non-talent show related live video and audio interactive experiences backed by streaming technology since 2017. By designing the user interface differently from that in the “live video” service, which primarily facilitates the one-to-many kind of broadcasting mode, we can better support social interactions among our users in a one-to-one and many-to-many kind of video and audio communication environment. Key experiences we offer include Quick Chat, Parties and Chatroom. Quick Chat is a one-to-one chatting experience available in both video and audio formats. Parties is a group audio and video chat experience usually with moderators organizing recreational activities among the participating users. Chatroom is an audio only group chat experience. We introduced mobile karaoke experience into the Chatroom in 2018. Because Karaoke is a popular offline social and entertainment activity in China, it has quickly gained popularity among our users, making the Chatroom experience one of the major social experiences in terms of usage on our platform. In addition, our streaming service also enables users to play social games while chatting with others on a live basis. For example, we launched Were Wolf in 2017. Inspired by the popular offline dinner party game “Mafia,” the game allows users to engage in group live chat and play different roles according to the story line of the game. Since the beginning of 2018, we have expanded the use cases of the Were Wolf game channels to a variety of other social games supported by audio chat experience.

“Follow” Functions

The Follow tab aggregates content that a user chooses to follow and video content our algorithm “thinks” the user might want to follow based on our big data analytics. There are two subsections within the tab. The “Follow” section under the Follow tab contains a stream of feeds created by people followed by the user while the “Recommended” section features popular short video content that our recommendation engine, based on our big data analytics, believes the user might like or suggests the user to follow. The algorithm of the recommendation engine computes and makes recommendations based on a variety of factors including users’ personal preferences as well as the overall popularity of a specific short video clip.

Other Functions

Other Functions on our platform include instant messaging, user profile page, Diandian and group functions.

Diandian. Diandian is a one-to-one matching function that helps our users discover people that they might be interested in. When activated, our recommendation engine will push a pool of potential matches to a user based on certain algorithms. The user may then interact with the pushes to show if he or she is interested in the recommendation. Only users who have mutually shown interests to each other may become Momo friends and message each other.

Group functions. Our application allows users to create and/or participate in groups created across points of interest and based on locations. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos, exchange messages and organize other online and offline events. Individuals can connect with each other regarding common interests.

User Profile Page

If a user is interested in finding out more about another user on our platform, he or she can review the User Profile page, which is a function that we offer to provide a quick snapshot of a user. Information featured on this page includes profile pictures, account status such as activeness, popularity and wealth level, detailed personal information such as name, age, hometown, horoscope, occupation, relationship status, groups joined, interests and favorite books and movies, the user’s historical posts and videos shared, the broadcasters that the user follows, as well as the user’s travel footprints. The profile page also contains a summary providing insights to a user’s behavioral characteristics. The User Profile Page is integrated with nearly all the other product modules such as the Nearby People, Nearby Posts, Diandian, Live Video and others.

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

Tantan

Tantan is a leading social and dating app in China. Tantan, whose primary users consist of young mobile internet users, is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan had 4.1 million paying users for the period from June 1, 2018 to December 31, 2018 and has become one of the leading choices for young mobile internet users in China to find relationships.

We believe that Tantan strategically complements our Momo platform. First, Tantan’s users are younger on average than Momo’s users, allowing us to expand our footprint among younger demographics. Second, whereas the Momo platform has been primarily focused on connecting people in a broader sense among larger groups and communities, Tantan is primarily focused on one-to-one matching for romantic purposes. Additionally, compared to Momo, Tantan is a younger brand with strong potential to grow its user base and revenues. We believe that our acquisition of Tantan helps us enrich our product line, expand our user base, broaden our social scenarios and strengthen our leading position in China’s open social market.

Tantan’s users can enjoy many of the core features of Tantan for free, including swiping through a pool of users to find potential matches and communicating with the matches through instant messaging tool on the app. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an ala carte basis. For example, in order to use unlimited number of the “swipe right” feature which indicates “like,” a Tantan user must pay to subscribe to VIP membership, which was launched in early 2018. In order to get access to a list of users who have “swiped right” on the user, a Tantan user needs to pay to subscribe the “See Who Liked Me” feature, which was launched in July 2018. Tantan users and subscribers may also purchase, on a pay-per-use basis, certain other premium features, such as Super Exposure and Super Likes, which all aim at increasing the paying users’ exposure to other Tantan users.

Monetization Opportunities

We started monetization in July 2013. We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services.

Live Video Service

We launched our live video service in September 2015, allowing users to purchase and send in-show virtual gifts to other users hosting live shows as broadcasters. Initially, the service adopted an online live concert format whereby certain talented performers were invited to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. The broadcasters are able to “go live” and connect with their audience via their mobile phones, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or the talent agencies. Until April 2016, we only offered the service to a limited number of talented performers pre-selected carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish. Broadcasters provide live video service on our platform as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platform. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. Currently, live video service contributes the largest share of our revenues, generating 68.4%, 83.6% and 79.9% of our net revenues in 2016, 2017 and 2018, respectively.

Value-added Service

Our value-added service primarily consists of subscription services that provide paying users with additional features and functions as well as privileges on Momo and Tantan and, starting in the fourth quarter of 2016, virtual gift services, which allow Momo users to purchase and send virtual gifts to other users outside of the live video service. We generated 12.1%, 7.8 % and 14.0% of our net revenues from value-added services in 2016, 2017 and 2018, respectively.

Value-added Service on Momo

Membership Subscription. We provide enhanced membership privileges to Momo users who subscribe to our membership package by paying membership fees. Momo’s memberships are currently divided into two tiers, basic and premium. Enhanced privileges for all members include VIP logos, higher limits on the maximum number of users group and the number of users that the member can follow, access to certain special emoticons, the ability to add a short video and a voice recording to the profile page and to see a list of recent visitors to their profile page, and certain other special features unavailable to the non-members. Additional privileges for our premium members include the abilities to check out visitors to their message boards and to remove advertisements from their feeds.

Virtual Gift Service. We launched our virtual gift service on the Momo platform in the fourth quarter of 2016 to enhance users’ social experience. For example, users can purchase and send virtual gifts to other users to increase the response rate to their greetings in Nearby people function. Within the many group chatting experiences that we offer, users can also send each other virtual gifts to facilitate relationship building. We generate revenue from the sales of the virtual gifts.

Value-added Service on Tantan

Tantan offers a variety of premium features and services that users can purchase either through a subscription package or on a pay-per-use basis. For example, a Tantan user can pay to subscribe the VIP membership to enjoy certain privileges such as using unlimited number of the “right swipe” feature, access to “Super Likes,” special badge and location roaming. In addition, a Tantan user can pay to subscribe the “See Who Liked Me” feature, which gives the user access to a list of users who have “swiped right” on that user. Tantan users and subscribers may also purchase, on a pay-per-use basis, certain other premium features, such as Super Exposure and Super Likes, which all aim at increasing the paying users’ exposure to other Tantan users.

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

In-feed marketing solutions. We offer advertising units that appear as feeds on Momo platform features such as Nearby People and Nearby Post. Powered by a self-serve advertising system with a real-time bidding mechanism, our in-feed marketing solutions are performance-based and serve a wide range of marketers including application developers, local businesses, brand owners, as well as other small and medium-sized businesses and individuals. We offer advertising units in various formats, including text-based content, pictures, video clips and function that enables direct application downloads. In addition, our advertising system also allows customers to target certain cohorts of users based on their geographic locations, gender, age, type of mobile operating systems and some other parameters. Our customers can use a combination of the various formats and targeting capabilities to create their marketing campaigns more effectively.

Display ads. We offer a variety of marketing products in display format, including full screen banner ads that appear before the application is loaded, banners on frequently visited pages and other sponsored images displayed elsewhere within our application. Unlike the in-feed ad units, the display ad units are not sold through the bidding system.

We also offer integrated marketing packages that include multiple advertising units such as feeds, banners, video ads and sponsorships in order to serve a broader sets of marketing objectives of our marketing customers. As the features and functionalities of our platform continue to evolve, we may continue to add new ad format and marketing solutions to our mobile marketing product portfolios. Mobile marketing services contributed 11.9%, 5.8% and 3.7% of our revenues in 2016, 2017 and 2018, respectively.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, with whom we share revenues generated by in-game purchases of virtual items, or developed in-house. We have been scaling back from jointly operated mobile games and instead focusing on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Mobile games contributed 6.4%, 2.7% and 1.0% of our revenues in 2016, 2017 and 2018, respectively.

Other Services

Our other services have included paid emoticons, gift mall sales and a TV variety show that we co-produced. Other services have also included other revenue generating services that are immaterial in revenue contribution, or are not considered as part of our strategic focus. Other services contributed 1.2%, 0.1% and 1.4% of our revenues in 2016, 2017 and 2018, respectively.

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

Content Management and Monitoring

As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of the date of this annual report, Momo and Tantan collectively have a dedicated team of over 1,126 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around-the-clock. We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Additionally, our users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

Branding and Marketing

Our brand building activities generally comprise purchasing online advertising in the form of texts, banners and videos, placing TV commercials and public relations efforts. We also conduct branding and promotional activities through offline events. In addition, we acquire users for our platforms directly through online marketing channels including mobile advertising platforms such as ByteDance, application stores, search engines and other online advertising networks.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2018, we had 13 pending patent applications filed with the State Intellectual Property Office of the PRC. We had registered 398 trademarks and had applied for 262 trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We had registered 128 software copyrights and 74 copyrights with the PRC National Copyright Administration. We had also registered 83 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

Seasonality

Historically, there were noticeable downward trends in user activities on our Momo platform as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Corporate Laws and Foreign Investment Law

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 and 2013, respectively. The Company Law is applicable to our PRC subsidiaries and consolidated affiliated entities unless the PRC laws on foreign investment have stipulated otherwise.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. According to the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in China, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

According to the Foreign Investment Law, the State Council will publish a catalogue for special administrative measure, or the “negative list,” to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the “negative list” are granted national treatment. The “negative list” has yet to be published and it is unclear as to whether a new “negative list” will be published at the time when Foreign Investment Law comes into effect or whether such new “negative list” will be different from the current “negative list” that became effective on July 28, 2018.

We operate our businesses in China through a number our consolidated affiliated entities which are controlled by our PRC subsidiaries through a series of contractual arrangements. Our consolidated affiliated entities hold internet content provider, or ICP, licenses to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective “negative list.”

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

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by the MOFCOM and the National Development and Reform Commission and became effective from July 28, 2018, or the Guiding Catalog, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for e-commerce business as well.

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

Regulations on Internet Publication and Cultural Products

The Administrative Measures for Internet Publication Service, or Internet Publication Measures, were jointly promulgated by the SARFT and the MIIT on February 4, 2016 and became effective on March 10, 2016. The Internet Publication Measures superseded the Tentative Measures for Internet Publication Administration, which were jointly promulgated by the SARFT and the MIIT in 2002. The Internet Publication Measures define internet publication service and internet publication item, and publication of internet publication item via the internet requires an internet publishing license. Pursuant to the Internet Publication Measures, online game constitutes an internet publication item and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Guidance Catalog, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment. On February 17, 2011, the Ministry of Culture issued the revised Interim Provisions on the Administration of Internet Culture, or the Internet Culture Interim Provisions, effective as of April 1, 2011 and amended on December 15, 2017. According to the Internet Culture Interim Provisions, “internet cultural products” are defined as including the online games specially produced for Internet and games reproduced or provided through Internet. Provision of operating Internet cultural products and related services is subject to the approval of the Ministry of Culture or its provincial counterpart.

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

In addition, Online Game Business Operators should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights. Online game business operators are also prohibited from (i) setting compulsory battles in the online games without game users’ consent; (ii) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (iii) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. The Online Game Measures also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between online game business operators and game users, with no conflicts with the rest of clauses in such service agreements.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the General Administration of Press and Publication, or the Regulation on Three Provisions. On September 14, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the Ministry of Culture overall jurisdiction to regulate the online game industry, and granted the General Administration of Press and Publication the authority to issue approvals for the internet publication of online games. Specifically, (i) the Ministry of Culture is empowered to administrate online games (other than the pre-examination and approval before internet publication of online games); (ii) subject to the Ministry of Culture’s overall administration, General Administration of Press and Publication is responsible for the pre-examination and approval of the internet publication of online games; and (iii) once an online game is launched, the online game will be only administrated and regulated by the Ministry of Culture. As of March 31, 2019, 11 of the 12 online games we offered had completed the filing with the Ministry of Culture. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

On September 28, 2009, the General Administration of Press and Publication, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-examination and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice reiterates that the General Administration of Press and Publication is responsible for the examination and approval of the import and publication of online games and states that providing downloading services of the online game contents to the public through the internet is considered a publication activity, which is subject to approval from the General Administration of Press and Publication. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which is amended on January 8, 2011, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Industry and Information Technology may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the Ministry of Industry and Information Technology or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Industry and Information Technology. Our ICP license will expire in January 2022.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require that non-resident taxpayers may enjoy treatments under tax treaties on their own during the tax filings by themselves or through withholding agents, and be subject to administration by relevant tax authorities afterwards. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, the Non-resident Enterprises Measures and Circular 698, and further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

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

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance, or the MoF, and the State Administration of Taxation, or the SAT, issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MoF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MoF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the MoF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold which are not listed in Article 2 Sub-article 2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2018.

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

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the Regulations on Protection of Computer Software promulgated by State Council on January 30, 2013 and effective since March 1, 2013, and the Measures for Registration of Copyright of Computer Software promulgated by SARFT on February 20, 2002 and effective since the same date. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2018, we had registered 128 software copyrights in China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2018, we had 398 registered trademarks and 262 trademark applications in China.

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

In April 8, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which will, upon its effective date as of June 1, 2015, supersedes the SAFE Circular 142. This circular provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments provided that equity investment is included in the business scope of such foreign-invested company.

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

We have completed the foreign exchange registration of PRC resident shareholders for Mr. Yan Tang, Mr. Yong Li and Mr. Xiaoliang Lei with respect to our financings and share transfer.

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

Momo Inc. (Cayman)
100%
100%
100%
79.55%
Tantan Limited (Cayman)
Momo Technology HK Company Limited (Hong Kong)
Momo Technology Overseas Holding Company Limited (BVI)
QOOL Media Inc. (Cayman)
100%
100%
100%
100%
Tantan Hong Kong Limited (Hong Kong)
Tantan Social Inc. (US)
Momo Information Technologies Corp. (Delaware)
QOOL Media Hong Kong Limited (Hong Kong)
Outside PRC
Inside PRC
100%
100%
100%
Tantan Technology (Beijing) Co., Ltd.
Beijing Yiliulinger Information Technology Co., Ltd.
100%
Beijing Momo Information Technology Co., Ltd.
QOOL Media Technology (Tianjin) Co., Ltd.
Tantan Culture Development (Beijing) Co., Ltd.(3)
Hainan Miaoka Network Technology Co., Ltd.(4)
Hainan Yilingliuer Network Technology Co., Ltd.(5)
Beijing Momo Technology Co., Ltd.(1)
Beijing Fancy Reader Technology Co., Ltd.(6)
QOOL Media (Tianjin) Co., Ltd.(7)
Shanghai Momo Technology Co., Ltd.
100%
100%
Hainan Heer Network Technology Co., Ltd.
Chengdu Biyou Technology Co., Ltd.
100%
Chengdu Momo Technology Co., Ltd.
100%
100%
Changsha Heer Technology Co., Ltd.
Hainan Momo Pictures Co., Ltd.
100%
Momo Pictures Co., Ltd.
100%
100%
Loudi Momo Technology Co., Ltd.
Beijing Santi Cloud Time Technology Co., Ltd.
100%
Beijing Santi Cloud Union Technology Co., Ltd.
51%
100%
Zhejiang Shengdian Digital Network Co., Ltd.
Tianjin Heer Technology Co., Ltd.
100%
98.04%
Ningbo Hongyi Equity Investment L.P.(2)
Equity interest
Contractual arrangement

Notes:

(1)

We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, each of whom holds 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. Except for Zhiwei Li, the shareholders of Beijing Momo are our shareholders, directors or officers.

(2)	Ningbo Hongyi Equity Investment L.P. is a limited partnership organized in September 2015. We invested in it and became a limited partner starting from February 2018.
(3)	We exercise effective control over Tantan Culture through contractual arrangements among Tantan Technology (Beijing) Co., Ltd., or Tantan Technology, Tantan Culture and Beijing Momo.
(4)

We exercise effective control over Hainan Miaoka through contractual arrangements among Beijing Yiliulinger, Hainan Miaoka and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Miaoka, respectively. The shareholders of Hainan Miaoka are our shareholders, directors or officers.

(5)

We exercise effective control over Hainan Yilingliuer, through contractual arrangements among Beijing Yiliulinger, Hainan Yilingliuer and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Yilingliuer, respectively. The shareholders of Hainan Yilingliuer are our shareholders, directors or officers.

(6)

We exercise effective control over Beijing Fancy Reader through contractual arrangements among Beijing Momo IT, Beijing Fancy Reader and Mr. Taizhong Wang, who holds 100% of the equity interest in Beijing Fancy Reader.

(7)

QOOL Media (Tianjin) Co., Ltd. was established in November 2016. We exercise effective control over Tianjin QOOL Media through contractual arrangements among Tianjin QOOL Media, QOOL Media Technology (Tianjin) Co., Ltd., and Tianjin Mingqiao Media Partnership (Limited Partner), or Tianjin Mingqiao, each of which holds 70% and 30% of the equity interest in Tianjin QOOL Media, respectively, and Mr. Chen Feng and Mr. Ridan Da, who are two partners of Tianjin Mingqiao. One of the shareholders of Tianjin QOOL Media, namely QOOL Media Technology (Tianjin) Co., Ltd., is a subsidiary of ours.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and Tianjin QOOL Media. Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Fancy Reader and their respective shareholders. Beijing Yiliulinger, a wholly owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and Tianjin QOOL Media are all of our consolidated affiliated entities.

The contractual arrangements allow us to:

•	exercise effective control over our consolidated affiliated entities;

•	receive substantially all of the economic benefits of our consolidated affiliated entities; and

•	have an option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities and their subsidiaries, and, therefore, have consolidated the financial results of our consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and Tianjin QOOL Media. The contractual arrangements entered into by our other PRC subsidiaries with our other consolidated affiliated entities and their respective shareholders contain substantially the same terms as described below.

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

Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 38,729 square meters of office space in Beijing, Chengdu, Tianjin, Shanghai, Guangzhou, Kuala Lumpur and San Jose as of March 31, 2019. These leases vary in duration from seven months to five years.

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

Major Factors Affecting Our Results of Operations

User Growth. Our revenues are driven by the number of our paying users for the various services we offer to users, including live video service, value-added service, online games and other services. For 2018, we generated our revenues primarily from live video service, value-added service, mobile marketing and mobile games. The number of paying users for our live video service and value-added services on Momo application, without double counting the overlap, increased from 8.0 million in 2016 to 13.7 million in 2017 and further to 17.7 million in 2018. The number of paying users on Tantan application was 4.1 million from June 2018 to December 2018. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and strategies we pursue to achieve active user growth at reasonable costs and expenses.

Momo MAUs increased from 81.1 million in December 2016 to 99.1 million in December 2017 and further to 113.3 million in December 2018.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.

Monetization. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. In 2018, we produced a television program. Our live video service currently contributes to the largest share of our revenues, generating 79.9% of our net revenues in 2018. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 924 as of December 31, 2016 to 1,244 as of December 31, 2017 and further to 2,147 as of December 31, 2018. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Taxation

Cayman Islands

We are registered by way of continuation into the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are tax-exempted companies.

United States

Our subsidiaries incorporated in the United States are subject to state income tax and federal income tax. In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act. The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, (i) reducing the U.S. federal corporate tax rate, (ii) requiring a one-time transition tax on certain un-repatriated earnings of foreign subsidiaries that are payable over eight years, and (iii) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to our operation and resulted in a decrease in income tax rate from 35% before January 1, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations. As our U.S. subsidiaries did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2018.

Hong Kong

Our subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. In 2016, 2017 and 2018, no provision for Hong Kong tax was made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income.

People’s Republic of China

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate was 15% in 2015, 2016 and 2017. According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on the historically experience, we believe Chengdu Momo will most likely continue to be qualified as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%. Therefore, we applied 15% to determine the tax liabilities for Chengdu Momo in the year ended December 31, 2018. Santi Cloud Union was qualified as a high and new technology enterprise in 2018, and was therefore subject to a preferential enterprise income tax rate of 15% from 2018 through 2020. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25%.

We have recognized income tax expense of RMB34.6 million, RMB445.0 million and RMB699.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Effective from May 1, 2016, PRC tax authorities collect VAT in lieu of business tax in all regions and industries. All of our entities were subject to VAT at rate of 6% for services provided and 17% for goods sold which are not listed in Article 2 Sub-article 2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2018. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing PRC tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Beijing Momo and its shareholders or its subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”

Reorganization of Operating Segments

In 2018, we reorganized our operating segments from a single operating segment into three operating segments, namely Momo’ service lines, Tantan’s service lines and QOOL’s service line. The change in operating segments reflects our acquisition of Tantan and QOOL’s new entertainment business. Our chief operating decision maker assesses the performance of our company and makes decisions in respect of the allocation of our resources by analyzing the operating results of these operating segments separately. Prior to our acquisition of Tantan, Tantan’s financial information was not consolidated to ours. Therefore, Tantan’s service lines did not have comparable financial information in 2016 and 2017. QOOL started its entertainment business such as the TV content production in 2018, so its comparable financial information in 2016 and 2017 accounted insignificant portion to our consolidated financial statements.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	3,707,358	100.0	8,886,390	100.0	13,408,421	100.0
Live video service	2,534,604	68.4	7,429,906	83.6	10,709,491	79.9
Value-added service	449,781	12.1	695,798	7.8	1,883,150	14.0
Mobile marketing services	441,644	11.9	514,279	5.8	500,321	3.7
Mobile games	236,238	6.4	241,388	2.7	130,392	1.0
Other services	45,091	1.2	5,019	0.1	185,067	1.4
Cost and expenses
Cost of revenues	(1,619,327)	(43.7)	(4,373,377)	(49.2)	(7,182,897)	(53.6)
Research and development expenses	(208,647)	(5.6)	(346,144)	(3.9)	(760,644)	(5.7)
Sales and marketing expenses	(647,238)	(17.5)	(1,467,376)	(16.5)	(1,812,262)	(13.5)
General and administrative expenses	(259,712)	(7.0)	(422,005)	(4.7)	(640,023)	(4.8)

Total cost and expenses	(2,734,924)	(73.8)	(6,608,902)	(74.3)	(10,395,826)	(77.6)

Other operating income	2,659	0.1	156,764	1.8	253,697	1.9
Income from operations	975,093	26.3	2,434,252	27.4	3,266,292	24.4
Interest income	54,603	1.5	145,568	1.6	272,946	2.0
Interest expense	—	—	—	—	(56,503)	(0.4)
Impairment loss on long-term investments	(39,283)	(1.1)	(30,085)	(0.3)	(43,200)	(0.3)

Income before income tax and share of income on equity method investments	990,413	26.7	2,549,735	28.7	3,439,535	25.7
Income tax expense	(34,638)	(0.9)	(445,001)	(5.0)	(699,648)	(5.2)

Income before share of income on equity method investments	955,775	25.8	2,104,734	23.7	2,739,887	20.4
Share of income on equity method investments	23,194	0.6	39,729	0.4	48,660	0.4

Net income	978,969	26.4	2,144,463	24.1	2,788,547	20.9

Comparison of the Years Ended December 31, 2016, 2017 and 2018

Net revenues

We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from mobile games developed by third-party game developers and from self-developed mobile games. Mobile games revenues generated by third-party game developers are presented net of revenue sharing with game developers, commission fees made to third-party application stores and other payment channels, value-added taxes and surcharges. Mobile games revenues derived from self-developed games are recorded on a gross basis. Net revenues increased from RMB3,707.4 million in 2016 to RMB8,886.4 million in 2017, and further to RMB13,408.4 million (US$1,950.2 million) in 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.

Live video service

We started to offer live video services on our Momo platform in September 2015. We generate revenues when users purchase and send in-show virtual items to broadcasters. Initially, the service adopted an online live concert format whereby we invited certain talented performers to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. Until April 2016, we only offered the service to a limited number of talented performers pre-selected carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish. Our live video service revenues further increased from RMB2,534.6 million in 2016 to RMB7,429.9 million in 2017 and RMB10,709.5 million (US$1,557.6 million) in 2018, primarily due to the increase in paying users and the increase in the average revenues per paying user resulting from our continued effort to enhance content attractiveness, optimize product features, improve user experience, and introduce interactive streaming channels to grow our user base and develop their willingness to pay for live video service.

Value-added service

Value-added service primarily comprises membership subscription and virtual gift service. Both Momo and Tantan users can become members by paying membership fees per contract period, which ranges from one month to one year. Both Momo and Tantan members are entitled to additional functionalities and privileges on Momo and Tantan mobile applications, respectively. We started to offer virtual gift service on Momo platform in the fourth quarter of 2016 to enhance users’ interaction and social networking with each other. We start to report revenues from membership subscription and virtual gift services together as value-added services since 2016.

2018 compared to 2017. Revenues from our value-added service increased 170.6% to RMB1,883.2 million (US$273.9 million) in 2018 from RMB695.8 million in 2017, primarily attributable to the continuous growth of the virtual gift business on Momo mobile application driven by more paying social scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the contribution of Tantan’s membership subscription revenue consolidated since June 2018.

2017 compared to 2016. Revenues from our value-added service increased 54.7% to RMB695.8 million in 2017 from RMB449.8 million in 2016, primarily due to the increase in the number of paying users as we offered virtual gift service to enrich communication experience among users.

Mobile marketing services

Our mobile marketing services currently include in-feed marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.

2018 compared to 2017. Mobile marketing services revenues decreased 2.7% to RMB500.3 million (US$72.8 million) in 2018 from RMB514.3 million in 2017, primarily due to the decrease of our advertising and marketing customer demands.

2017 compared to 2016. Mobile marketing services revenues increased 16.4% to RMB514.3 million in 2017 from RMB441.6 million in 2016, primarily due to an increase in revenues from our brand-oriented display ads as a result of better sell-through of our existing advertisement inventories as we provided new ad format and marketing solutions to our clients.

Mobile games

As of December 31, 2018, we had three types of mobile game services, namely non-exclusive licensed mobile game services, exclusive licensed mobile game services and self-developed mobile game services. We offer our mobile game platform for mobile games developed by third-party game developers non-exclusively or exclusively, and we share user payments with such game developers. In addition to licensed mobile games, we also operate self-developed mobile games on our mobile game platform. As of December 31, 2018, we operated nine non-exclusive licensed games, two exclusive licensed games and four self-developed games. We expect the number of games operated on our platform to fluctuate quarter by quarter. Our revenues from mobile games depend on the number of paying users, which ultimately is determined by our ability to select and offer engaging games tailored to our platform and our user profiles.

2018 compared to 2017. Our mobile games revenues decreased 46.0% to RMB130.4 million (US$19.0 million) in 2018 from RMB241.4 million in 2017, primarily due to the decrease in our paying users.

2017 compared to 2016. Our mobile games revenues slightly increased 2.2% to RMB241.4 million in 2017 from RMB236.2 million in 2016, primarily due to an increase in revenue from a new self-developed game which we launched in the second quarter of 2016 and for which we recognized revenue on a gross basis, partially offset by a decrease in paying users and revenue from other existing licensed games as we have recently started to scale back from licensed mobile game services and instead focus on self-developed games.

Other services

Our other services include television content production service, paid emoticons, gift mall sales and certain quasi-lucky draw game service. We ceased to provide gift mall services and paid emoticons in November 2016 and the quasi-lucky draw game service in January 2017, due to the adjustment of our strategic priorities.

2018 compared to 2017. Other services revenues increased to RMB185.1 million (US$26.9 million) in 2018 from RMB5.0 million in 2017, primarily attributable to revenues of RMB169.6 million (US$24.7 million) generated from advertisement revenue sharing upon broadcasting of one produced television program.

2017 compared to 2016. Other services revenues decreased 88.9% to RMB5.0 million in 2017 from RMB45.1 million in 2016, primarily due to the winding down of the quasi-lucky draw game service and paid emoticons services in 2017.

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, production costs in connection with television content, commission fees, bandwidth costs, labor costs, depreciation and other costs.

Revenue sharing primarily includes payments to broadcasters and talent agencies for our live video service, virtual gift recipients for our virtual gift service, and self-developed mobile game subcontractors. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video service, value-added service, self-developed mobile games and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. Other costs mainly consist of production costs in connection with our television content. We expect our cost of revenues to increase in the future as we continue to expand our services, as well as to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	1,168,384	72.2	3,523,281	80.6	5,701,563	79.4
Production cost in connection with television content	—	—	—	—	429,215	6.0
Bandwidth costs	115,645	7.1	235,813	5.4	303,507	4.2
Commission fees	144,577	8.9	309,767	7.1	278,528	3.9
Labor costs	70,106	4.3	109,042	2.5	176,461	2.5
Depreciation and amortization	39,411	2.4	59,548	1.4	140,621	2.0
Other costs	81,204	5.1	135,926	3.0	153,002	2.0

Total cost of revenues	1,619,327	100.0	4,373,377	100.0	7,182,897	100.0

2018 compared to 2017. Our cost of revenues increased from RMB4,373.4 million in 2017 to RMB7,182.9 million (US$1,044.7 million) in 2018. The increase was primarily due to a RMB2,178.3 million increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, a RMB429.2 million increase in the production costs in connection with television content, a RMB81.1 million increase in depreciation and amortization costs, a RMB67.7 million increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, a RMB67.4 million increase in labor costs resulting from an increase in the number of employees involved in the operations of our Momo and Tantan platforms, partially offset by a RMB31.2 million decrease in commission fees paid to payment channels due to the decreased average commission rate charged by those channels.

2017 compared to 2016. Our cost of revenues increased from RMB1,619.3 million in 2016 to RMB4,373.4 million in 2017, primarily due to a RMB2,354.9 million increase in revenue sharing resulting from an increase in live video service revenue and virtual gift service revenue, a RMB165.2 million increase in commission fees resulting from an increase in fees to payment channels due to a higher volume of cash collection through such channels, a RMB120.1 million increase in bandwidth costs due to larger scale of live video service, short video services, social games as well as other video- and audio-based interactive functions, a RMB38.9 million increase in labor costs resulting from an increase in the number of employees involved in the operation of our platform and a RMB20.1 million increase in depreciation and amortization costs, which were driven by additional services and functions introduced on the Momo platform.

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

2018 compared to 2017. Our research and development expenses increased by 119.7% from RMB346.1 million in 2017 to RMB760.6 million (US$110.6 million) in 2018. This increase was primarily due to a RMB361.3 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 552 as of December 31, 2017 to 1,172 as of December 31, 2018.

2017 compared to 2016. Our research and development expenses increased by 65.9% from RMB208.6 million in 2016 to RMB346.1 million in 2017. This increase was primarily due to a RMB125.5 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 367 as of December 31, 2016 to 552 as of December 31, 2017.

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness, attract new users and promote our new services.

2018 compared to 2017. Our sales and marketing expenses increased by 23.5% from RMB1,467.4 million in 2017 to RMB1,812.3 million (US$263.6 million) in 2018, primarily due to a RMB200.1 million increased marketing and promotional expenses to attract users and promote our live video services, a RMB91.5 million increase in salaries and other benefits for our sales and marketing personnel, and a RMB39.6 million increase in amortization expenses related to intangible assets from business acquisitions.

2017 compared to 2016. Our sales and marketing expenses increased by 126.7% from RMB647.2 million in 2016 to RMB1,467.4 million in 2017, primarily due to a RMB668.5 million increased expenses as we stepped up marketing efforts to enhance our brand awareness, attract users and promote our live video service and a RMB91.5 million increase in salaries and other benefits for our sales and marketing personnel.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows.

2018 compared to 2017. Our general and administrative expenses increased from RMB422.0 million in 2017 to RMB640.0 million (US$93.1 million) in 2018. This increase was primarily due to an increase in personnel related costs, including share-based compensation expenses as a result of our rapidly expanding talent pool.

2017 compared to 2016. Our general and administrative expenses increased from RMB259.7 million in 2016 to RMB422.0 million in 2017. This increase was primarily due to the increase in personnel related salaries and other benefits, including share-based compensation expenses, as a result of our rapidly expanding talent pool and the increase of auditing and other professional service expenses.

Net income

2018 compared to 2017. Primarily as a result of the foregoing, our net income increased from RMB2,144.5 million in 2017 to RMB2,788.5 million (US$405.6 million) in 2018.

2017 compared to 2016. Primarily as a result of the foregoing, our net income increased from RMB979.0 million in 2016 to RMB2,144.5 million in 2017.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2016	2017		2018
	RMB	RMB	YoY%	RMB	US$	YoY%
	(in thousands, except percentages)
Revenues:
Momo	3,707,358	8,884,823	140	12,812,421	1,863,489	44
Tantan	—	—	—	417,998	60,795	N/A
QOOL	—	1,567	N/A	178,002	25,889	11,259

Momo. Momo revenues increased from RMB3,707.4 million in 2016 to RMB8,884.8 million in 2017, and further to RMB12,812.4 million (US$1,863.5 million) in 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.

Tantan. Tantan revenues was RMB418.0 million (US$60.8 million) in 2018, which mainly included value -added service revenue. After our acquisition of Tantan, we consolidated its financial information into ours.

QOOL. QOOL revenues increased from nil in 2016 to RMB1.6 million in 2017, and further to RMB178.0 million (US$25.9 million) in 2018. This increase was mainly attributable to revenues generated from advertisement revenue sharing upon broadcasting of one produced television program in 2018.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2016	2017		2018
	RMB	RMB	YoY%	RMB	US$	YoY%
	(in thousands, except percentages)
Operating Costs and Expenses:
Momo	2,734,924	6,595,045	141	8,928,568	1,298,606	35
Tantan	—	—	—	963,486	140,133	N/A
QOOL	—	13,857	N/A	503,772	73,271	3,536

Momo. Operating costs and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.

Cost of revenues. The cost of revenues of Momo in 2018 were RMB6,573.0 million (US$956.0 million) representing a 50% year over year increase, primarily due to an increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, an increase in labor costs resulting from an increase in the number of employees, an increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, partially offset by a decrease in commission fees paid to payment channels due to decreased average commission rate charged by those channels.

Research and development expense. The research and development expenses of Momo increased by 77% from RMB346.1 million in 2017 to RMB614.1 million (US$89.3 million) in 2018, primarily due to an increase in salaries and benefits for research and development personnel.

Sales and marketing expenses. The sales and marketing expenses of Momo decreased by 13% from RMB1,457.7 million in 2017 to RMB1,269.5 million (US$ 184.6 million ) in 2018, primarily due to saving in marketing and promotional expenses.

General and administrative expense. The general and administrative expenses of Momo increased by 13% from RMB417.9 million in 2017 to RMB472.0 million (US$68.7 million) in 2018, primarily due to an increase in personnel related costs, including share-based compensation expenses as a result of our rapidly expanding talent pool.

Operating costs and expenses of Momo were RMB6,595.0 million in 2017, compared to RMB2,734.9 million in 2016. The increase was primarily due to increases in revenue sharing, marketing and promotion expenses, salaries and benefits, commission fees and bandwidth costs.

Tantan. Operating costs and expenses of Tantan mainly consist of marketing and promotion expenses, labor costs, commission fees, bandwidth costs, depreciation and other costs.

Cost of revenues. The cost of revenues of Tantan in 2018 were RMB174.9 million (US$25.4 million), which consisted primarily of costs associated with the operation and maintenance of Tantan platform, including commission fees, bandwidth costs, depreciation and labor costs.

Research and development expenses. The research and development expenses of Tantan in 2018 were RMB146.6 million (US$21.3 million), which consisted primarily of salaries and benefits for research and development personnel.

Sales and marketing expenses. The sales and marketing expenses of Tantan in 2018 were RMB520.1 million (US$75.7 million), which consisted primarily of campaigns with third parties to acquire more users and drive traffic to the app as well as salaries and benefits for sales and marketing personnel.

General and administrative expenses. The general and administrative expenses of Tantan in 2018 were RMB121.9 million (US$17.7 million), which consisted primarily of salaries and other benefits, including share-based compensation expense and professional fees.

QOOL. Operating costs and expenses of QOOL mainly consist of production costs in connection with television content, staff related costs, and marketing and promotion expenses.

Cost of revenues. The cost of revenues of QOOL in 2018 were RMB435.1 million (US$63.3 million), which consisted primarily of production costs in connection with our television content.

Sales and marketing expenses. The sales and marketing expenses of QOOL were RMB22.6 million (US$3.3 million) in 2018, which consisted primarily of television content-related promotional marketing expenses.

General and administrative expenses. The general and administrative expenses of QOOL were RMB46.1 million (US$6.7 million) in 2018, which consisted primarily of personnel related costs.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Revenue Recognition

Adoption of Accounting Standard Codification, or the ASC, “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or the Topic 606, as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09).

On January 1, 2018, we adopted Topic 606 by applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented under Topic 606 while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under Topic 605. The adoption of Topic 606 did not have a material impact on the our consolidated results of operations, financial position or cash flows but resulted in additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We principally derive our revenues from live video service, value-added service, mobile marketing services, mobile games, and other services. We recognize revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that expects to receive in exchange for those goods or services. We applied the five steps method outlined in Topic 606 to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

For the years ended December 31, 2016, 2017 and 2018, all the revenue for the periods was recognized from contracts with customers. Our revenue is reported net of discount, value added tax and surcharges.

Live video service. We principally provide live video service whereby users can enjoy live performance and interact with the broadcasters for free during the performance. Broadcasters can either host the performance on their own or join a talent agency. We generate revenue from sales of virtual items to our users. We design, create and offer various virtual items for sales to users with pre-determined stand-alone selling price, which if users chose to, can be purchased and presented to the broadcasters to show their support during their live video performance. We have a recharge system for users to purchase our virtual currency that can then be used to purchase virtual items on our platform. Users can recharge via various third-party application stores and other payment channels. Virtual currency is non-refundable and does not have any expiration date. Based on the turnover history of virtual currency, we determined that the virtual currency was often consumed soon after it was purchased and accordingly, we concluded that any breakage would be insignificant. Unconsumed virtual currency is recorded as deferred revenue. Virtual currency used to purchase virtual items is recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. All virtual items are non-refundable, consumed at a point-in-time and expire in a few days after the purchase. Under arrangements entered into with broadcasters and talent agencies, we share a portion of the revenues derived from the sales of virtual items with them ("Revenue Sharing").

We have evaluated and determined that we are the principal and we view the users to be our customers. Specifically, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, we report our live video service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to broadcasters and talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. We have determined that the virtual items represent one performance obligation in the live video service. Revenue related to each of the virtual item is recognized at the point in time when the virtual item is transferred directly to the relevant broadcasters and consumed by them. Although some virtual items have expiry dates, we consider that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. We do not have further performance obligations to the users after the virtual items are consumed.

Users also have the right to purchase various combinations of virtual items in the live video, which are generally capable of being distinct. Specifically, we enter into certain contracts with our users where virtual item coupons are granted to users simultaneously with a purchase of a virtual item. The virtual item coupons can be used by the users to exchange for free virtual items in the future. Such virtual item coupons typically expire a few days after being granted. We have determined that the virtual item coupons represent a material right under Topic 606 which is recognized as a separate performance obligation at the outset of the arrangement. Judgment is required to determine the stand-alone selling price for each distinct virtual item and virtual item coupons. We allocate the consideration to each distinct virtual item and virtual item coupon based on their relative stand-alone selling prices. In instances where stand-alone selling price is not directly observable as we do not sell the virtual items separately, we determine the stand-alone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated. Revenue for the virtual item coupons are recognized when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, we consider that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented.

We do not provide any right of return and do not provide any other credit or incentive to our users.

Value-added Service. Value-added services revenues mainly include membership subscription revenue and virtual gift service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. We have determined that membership subscription services represent one performance obligation. We collect membership subscription in advance and record it as deferred revenue. Revenue is recognized ratably over the contract period as the membership subscription services are delivered.

We launched virtual gift service in 2016 to enhance users’ experience of interaction and social networking with each other. Users purchase virtual items and send the virtual items to other users. We share a portion of the revenues derived from the sales of virtual items with the recipient of the virtual item. All virtual items are nonrefundable, consumed point-in-time and expired in a few days after the purchase. Although some virtual items have expiry dates, we consider that the impact of breakage for the virtual items is insignificant as historical data shows that the virtual items are consumed shortly after they are release to users, and the forfeiture rate remains relatively low for the periods presented. We collect the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. We have determined that we have one single performance obligation which is the display of the virtual items for the users who purchase them. Revenues derived from the sale of virtual items are recorded on a gross basis as we have determined that we are the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for the live video services. The portion paid to gift recipients is recognized as cost of revenues.

Mobile marketing. We provide advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through their mobile applications.

Display-based mobile marketing services

For display-based online advertising services such as banners- and location-based advertising on mobile applications, we have determined that our mobile marketing services represent one performance obligation. Accordingly, we recognize mobile marketing revenue ratably over the period that the advertising is provided relevant commencing on the date the relevent customer’s advertisement is displayed, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Performance-based mobile marketing services

We also enable advertising customers to place links, on our mobile platform on a pay-for-effectiveness basis, which is referred to as the cost for performance model. We charge fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. We have determined that our mobile marketing services represent one performance obligation. Accordingly, we recognize mobile marketing revenue based on sales of effective clicks. We estimated the revenues based on our internal data, which is confirmed with respective customers periodically, or recognize the revenue based on a fixed unit price.

Our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates, if applicable.

Mobile Games. We publish licensed mobile games developed by third-party game developers and our self-developed mobile games to game players through our mobile application.

Licensed mobile games services

We generate revenue from offering services of mobile games developed by third-party game developers. All of the licensed games can be accessed and played by game players directly through our mobile game platform. We primarily view the game developers to be our customers and considers our performance obligation under the agreements with the game developers to be the promotion of the game developers’ games. We generally collect payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers. Purchases of in-game currencies are not refundable after they have been sold unless there are unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. We do not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game. The majority of the licensed mobile games revenue is derived from non-exclusive mobile games services further discussed below.

Non-exclusive licensed mobile games services

We enter into non-exclusive agreements with the game developers and offers our mobile game platform for the mobile games developed by the game developers. We have single performance obligation which includes offering their mobile game platform for the game developers. We have determined that we are not the principal in the transaction and accordingly, revenues derived from the sale of in-game currencies are recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels. Revenue is further recognized at the end of the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from two to three days after the purchase of the in-game currencies.

Self-developed mobile games

In February 2015, we launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual items. We have determined that we have a single performance obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players. Accordingly, we recognize revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items and once all other revenue recognition criteria are met. We operated eight and four self-developed mobile games as of December 31, 2017 and 2018, respectively. The estimated periods of the player relationship ranged from 56 to 79 days as of December 31, 2017, and was 77 days as of December 31, 2018. We have determined that we are the principle in fulfilling all obligations related to the mobile game operations for self-developed games. Accordingly, we recognized revenues on a gross basis. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

Other Services. Revenues from other services in the year ended December 31, 2018 mainly consisted of revenues generated from advertisement resulting from the broadcasting of one television program produced by us. During the year ended December 31, 2018, we entered into an agreement with a television station, under which we are responsible for the production of the television program content, which was completed by December 31, 2018. The television station was responsible for providing advertising and marketing solutions to customers in addition to broadcasting television program content. Revenue generated from the above is in the form of advertising fees, shared between the television station and us based on a pre-determined percentage stated in the agreement. We determined that our television content production service represented one performance obligation. The broadcasting of the content was completed in the year ended December 31, 2018 and the revenue was recognized ratably during the period when the content was broadcasted on the television station.

Consolidation of Affiliated Entities

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries.

Our wholly-owned PRC subsidiaries, or the WFOEs, hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:

•	Exclusive cooperation agreements, as supplemented;

•	Equity interest pledge agreement;

•	Business operation agreement;

•	Exclusive call option agreement;

•	Powers of attorney; and

Based on the advice of Han Kun Law Offices, our PRC legal counsel, we believe the above contractual agreements are currently legally enforceable under PRC law and regulations.

More specifically, through these contractual agreements, we believe that the nominee shareholders of our VIEs do not have the direct or indirect ability to make decisions regarding the activities of our VIEs that could have a significant impact on the economic performance of our VIEs because all of the voting rights of our VIEs’ nominee shareholders have been contractually transferred to our VIEs. Therefore, we have effective control over our VIEs. In addition, we believe that our ability to exercise effective control, together with the exclusive cooperation agreements, as supplemented, exclusive call option agreement and equity interest pledge agreement, give us the rights to receive substantially all of the economic benefits from our VIEs. Hence, we believe that the nominee shareholders of our VIEs do not have the rights to receive the expected residual returns of our VIEs, as such rights have been transferred to our VIEs. We evaluated the rights we obtained through entering into these contractual agreements and concluded we have the power to direct the activities that most significantly affect our VIEs’ economic performance and also have the rights to receive the economic benefits of our VIEs that could be significant to our VIEs.

Accordingly, we are the primary beneficiary of our VIEs and have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements.

However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and if the shareholders of our VIEs were to reduce their shareholdings in our company, their interests may diverge from our interests, which may increase the risk that they would act contrary to the contractual arrangements, such as causing our VIEs to not pay service fees under the contractual arrangements when required to do so. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations. We adopted ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17, in the first quarter of 2017 and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2017 and 2018. We did not retrospectively apply the changes to the prior years.

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

The Useful Lives of Property and Equipment and Intangible Assets

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to five years. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Judgment is required to determine the estimated useful lives of assets, especially for intangible assets arising from the acquisitions, including determining how long existing intangible assets can benefit us. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets Other Than Goodwill

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

We recorded impairment losses of RMB nil, RMB1.3 million and RMB nil for long-lived assets other than goodwill for the years ended December 31, 2016, 2017 and 2018, respectively.

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

In order to test goodwill for impairment, we first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, goodwill is then tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We recorded RMB nil, RMB nil and RMB nil impairment losses during the years ended December 31, 2016, 2017 and 2018, respectively. We did not have goodwill at any of our reporting units that are at risk of impairment at December 31, 2017 and 2018.

Business combinations

Business combinations are recorded using the acquisition method of accounting in accordance with Accounting Standards Codification, or the ASC, 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by us and equity instruments issued. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

We adopted Accounting Standard Update, or ASU, 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

Long-term investments

Our long-term investments primarily consist of equity securities without readily determinable fair values and equity method investments.

Equity securities without readily determinable fair value

We adopted ASC Topic 321, Investments—Equity Securities, or ASC 321, on January 1, 2018. Prior to 2018, we carried at cost our investments in investees that do not have readily determinable fair value and over which we do not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. We regularly evaluate the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Subsequent to our adoption of ASC 321, for equity securities without readily determinable fair value and that do not qualify for the existing practical expedient used in ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820, we elected to use the measurement alternative to measure those investments. Under that method, we measure that investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for those equity securities that we elect to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we have to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Equity method investments

The investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation in the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For the investment in limited partnerships, where we hold less than a 20% equity or voting interest, our influence over the partnership operating and financial policies is determined to be more than minor. Accordingly, we account for these investments as equity method investments.

Under the equity method of accounting, the affiliated company’s accounts are not reflected within our consolidated balance sheets and statements of operations; however, our share of the earnings or losses of the affiliated company is reflected in the caption “share of income on equity method investments” in the consolidated statements of operations.

An impairment change is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

We estimate the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.

We recorded impairment losses of RMB39.3 million, RMB30.1 million and RMB43.2 million (US$6.3 million) for long-term investments during the years ended December 31, 2016, 2017 and 2018, respectively.

Share-based Compensation

Share-based payment transactions with employees and executives are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

We classify share-based compensation with cash settlement features as liabilities. The percentage of the fair value that is accrued as compensation cost at the end of each period equal the percentage of the requisite service that has been rendered at that date. We recognize the changes in fair value of the liability classified award that occur during the requisite service period as compensation cost over that period. These awards typically vest over a period of four years, but may fully vest due to the achievement of certain performance conditions. We recognize the share-based compensation expense on an accelerated basis if it is probable that the performance condition will be achieved.

We measure share awards issued to consultants at fair value at the earlier of the commitment date or the date the services are completed and recognized over the period the services are provided.

The estimate of forfeiture rate is adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. We recognize changes in estimated forfeiture rate through a cumulative catch-up adjustment in the period of change.

Changes in the terms or conditions of share options are accounted as a modification. We calculate the excess of the fair value of the modified option over the fair value of the original option immediately before the modification, measured based on the share price and other pertinent factors at the modification date. For vested options, we recognize incremental compensation cost in the period that the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Determining the fair value of share-based awards requires significant judgment. We estimate the fair value of share options using the Black-Scholes valuation model or binomial tree pricing model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

As of December 31, 2018, we have financed our operations primarily through net cash provided by operating activities, as well as the issuance of equity and convertible note securities. As of December 31, 2016, 2017 and 2018, we had RMB1,788.3 million, RMB4,462.2 million and RMB2,468.0 million (US$359.0 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiary for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiary. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiary currently has in place with our consolidated affiliated entity in a way that could materially and adversely affect the ability of our PRC subsidiary to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. At its discretion, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The reserve fund and the staff welfare and bonus funds cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in capital of our PRC subsidiary, consolidated affiliated entity and its subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2018, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was RMB1,477.3 million (US$214.9 million). As of December 31, 2018, we held cash and cash equivalents of RMB460.0 million (US$66.9 million) in aggregate outside of the PRC and RMB2,008.0 million (US$292.0 million) in aggregate in the PRC, of which RMB2,007.8 million (US$292.0 million) was denominated in RMB and RMB132,050 (US$19,206) was denominated in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiary held cash and cash equivalents in the amount of RMB131,983 (US$19,196) and RMB505.4 million (US$73.5 million), and our consolidated affiliated entity and its subsidiaries held cash and cash equivalents in the amount of RMB66 (US$10) and RMB1,502.4 million (US$218.5 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiary only through loans or capital contributions, and to our consolidated affiliated entity and its subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated affiliated entities when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entities either through entrustment loans from our PRC subsidiaries to our consolidated affiliated entities or direct loans to such consolidated affiliated entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entities’ share capital.

Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB60.4 million, RMB95.2 million and RMB167.0 million (US$24.3 million) in 2016, 2017 and 2018, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in RMB thousands)
Net cash provided by operating activities	1,466,290	2,886,107	3,327,718
Net cash used in investing activities	(800,919)	(188,174)	(10,034,004)
Net cash provided by financing activities	124	2,833	4,687,951
Effect of exchange rate changes	24,990	(26,840)	24,175
Net increase in (decrease by) cash and cash equivalents	690,485	2,673,926	(1,994,160)
Cash and cash equivalents at beginning of period	1,097,783	1,788,268	4,462,194
Cash and cash equivalents at end of period	1,788,268	4,462,194	2,468,034

Anticipated Use of Cash

We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have. On March 12, 2019, we declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The aggregate amount of cash dividends to be paid is approximately US$128 million, which will be funded by surplus cash on our balance sheet.

Operating Activities

Net cash provided by operating activities amounted to RMB3,327.7 million (US$484.0 million) in 2018, which was primarily attributable to a net income of RMB2,788.5 million (US$405.6 million), adjusted for non-cash items of RMB814.8 million (US$118.5 million) and a decrease of RMB275.6 million (US$40.1 million) in working capital. The non-cash items primarily include RMB580.8 million (US$84.5 million) in share-based compensation expenses, RMB148.2 million (US$21.6 million) in depreciation of property and equipment and RMB93.0 million (US$13.5 million) in amortization of intangible assets. The decrease in working capital was primarily attributable to an increase in accounts receivable of RMB440.6 million (US$64.1 million) and an increase in prepaid expense and other current assets of RMB67.3 million (US$9.8 million), partially offset by an increase in accounts payable of RMB233.7 million (US$34.0 million) and an increase in accrued expenses and other current liabilities of RMB51.9 million (US$7.5 million). The increase in accounts receivable was mainly attributable to the shared revenue receivable from the distributor of our television content. The increase in prepaid expense and other current asset was mainly attributable to (i) an increase in customer payment to our account through third-party channels and cash deposited at the third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their revenue sharing and (ii) an increase in input VAT due to larger amount of revenue sharing with broadcaster agency and purchasing of advertising activities, partially offset by a decrease in advance payment made to suppliers for advertising fees and live video broadcasting service fees. The increase in accounts payable was mainly attributable to an increase in revenue-sharing payable to live broadcasters and broadcaster agencies. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in marketing promotional fees payable and (ii) an increase in payroll and welfare payable due to increased headcount and increased salaries and bonus.

Net cash provided by operating activities amounted to RMB2,886.1 million in 2017, which was primarily attributable to a net income of RMB2,144.5 million, adjusted for non-cash items of RMB411.0 million and an increase of RMB330.7 million in working capital. The non-cash items primarily included RMB335.0 million in share-based compensation expenses, RMB78.9 million in depreciation on property and equipment and RMB30.1 million in impairment loss on long-term investments, partially offset by RMB39.7 million share of income on equity method investment. The increase in working capital was primarily attributable to an increase in accrued expenses and other current liabilities of RMB292.1 million, an increase in accounts payable of RMB174.3 million, an increase in income tax payable of RMB152.3 million and an increase in deferred revenue of RMB135.4 million, partially offset by an increase in prepaid expense and other current assets of RMB306.8 million. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payroll and welfare payable due to increased headcount and increased salaries and bonus, (ii) an increase in the balance of users’ virtual accounts, and (iii) and increase in marketing promotional fees payable. The increase in accounts payable was mainly attributable to (i) an increase in revenue-sharing payable to live broadcasters, and (ii) an increase in bandwidth cost payable to IT service suppliers. The increase in income tax payable was mainly because we generated higher profit in 2017 and the tax holiday of one of our major profit generating entities changed from 100% exemption to 50% exemption of income tax in 2017. The increase in deferred revenue was mainly attributable to the increase in live video service revenues paid in advance. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in customer payment to our account through third-party channels and cash deposited at the third-party payment channels by us for the broadcasters to withdraw their revenue sharing, (ii) an increase in advance payment made to suppliers for advertising fees and live video broadcasting service fees and (iii) an increase in rental fees we prepaid for our expanding office space.

Net cash provided by operating activities amounted to RMB1,466.3 million in 2016, which was primarily attributable to a net income of RMB979.0 million, adjusted for non-cash items of RMB282.9 million and an increase of RMB204.4 million in working capital. The non-cash items primarily included RMB210.8 million in share-based compensation expenses, RMB55.8 million in depreciation of property and equipment and RMB39.3 million in impairment loss on long-term investments, partially offset by RMB23.2 million of investing income. The increase in working capital was primarily attributable to an increase in accounts payable of RMB213.5 million, an increase in accrued expenses and other current liabilities of RMB103.9 million and an increase in deferred revenue of RMB103.4 million, which was partially offset by an increase in accounts receivable of RMB154.0 million and an increase in prepaid expenses and other current assets of RMB105.0 million. The increase in accounts payable was mainly attributable to the increase in revenue-sharing payable to live broadcasters and game developers. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in payroll and welfare payable due to increased headcount and increased salaries, and (ii) an increase in marketing promotional fees payable, partially offset by a decrease in payable to employees for exercise of stock options. The increase in deferred revenue was mainly attributable to the increase of number of paying users for our live video service, the increase of our members and membership subscription fees that our members paid in advance, as well as the increase in mobile marketing revenues and mobile games revenues paid in advance. The increase in accounts receivable was mainly attributable to an increase in revenues collected through third-party application store and other payment channels. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in advance payment made to advertisement suppliers, (ii) an increase in customer advance payment at a third-party payment channel, which is cash deposited at the third-party payment channel by us for the broadcasters to withdraw their revenue sharing, (iii) an increase in game promotions fees paid on behalf of game developers and (iv) an increase in commission fees we paid to third-party application stores and other payment channels for distributing our mobile application and services.

Investing Activities

Net cash used in investing activities amounted to RMB10,034.0 million (US$1,459.4 million) in 2018, which was primarily due to the purchase of term deposits and short-term investments, payment for business acquisition of Tantan, purchase of servers, computers and other equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of term deposits and short-term investments.

Net cash used in investing activities amounted to RMB188.2 million in 2017, which was primarily attributable to purchase of term deposits and short term investments, purchase of servers, computers and other equipment, payments for leasehold improvements, payment and prepayment of long-term investments, and payments for acquired intangible assets, partially offset by cash received on maturity of term deposits and sales of short term investment.

Net cash used in investing activities amounted to RMB800.9 million in 2016, which was primarily attributable to purchase of term deposits, payment and prepayment of long-term investments, and purchase of servers, computers and other equipment, partially offset by cash received on maturity of term deposits.

Financing Activities

Net cash generated from financing activities amounted to RMB4,688.0 million (US$681.8 million) in 2018, which was primarily attributable to cash received from issuance of convertible notes and a bank loan, partially offset by cash repayment of the bank loan.

Net cash provided by financing activities amounted to RMB2.8 million in 2017, which was primarily attributable to cash received for exercise of options awarded under our share incentive plans, which was partially offset by a deferred payment on the purchase of fixed assets.

Net cash provided by financing activities amounted to RMB0.1 million in 2016, which was primarily attributable to cash received for exercise of options awarded under our share incentive plans, which was partially offset by a deferred payment on the purchase of fixed assets.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were RMB1,477.3 million (US$214.9 million) as of December 31, 2018.

Capital Expenditures

Our capital expenditures amounted to RMB46.8 million, RMB218.6 million and RMB242.8 million (US$35.3 million) in 2016, 2017 and 2018, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for approximately 55% of our employees as of December 31, 2018. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2016, 2017 and 2018, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB208.6 million, RMB346.1 million and RMB760.6 million (US$110.6 million), respectively. For the year ended December 31, 2018, our research and development expenditures represented 5.7% of our total revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and technical service fees. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We lease certain of our facilities and offices under non-cancellable operating lease agreements. The rental expenses were RMB31.6 million, RMB58.9 million and RMB78.7 million (US$11.4 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

	Total	2019	2020	2021	2022 and thereafter
	(in RMB thousands)
Operating lease	217,443	99,133	82,697	26,980	8,633

As of December 31, 2018, we are obligated to pay RMB47.5 million for the subscription of equity interest in long-term investees.

Other than the operating lease and investment commitment shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	40	Chairman and Chief Executive Officer
Yong Li	44	Independent Director
David Ying Zhang	45	Director
Benson Bing Chung Tam	55	Independent Director
Dave Daqing Qi	55	Independent Director
Li Wang	35	Director, President and Chief Operating Officer
Yongming Wu	44	Independent Director
Xiaoliang Lei	35	President of Game Operations
Jonathan Xiaosong Zhang	55	Chief Financial Officer
Chunlai Wang	32	Chief Technology Officer

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

Mr. Benson Bing Chung Tam has served as our independent director since December 2014. Mr. Tam is a chartered accountant. In March 2012, Mr. Tam founded Venturous Group, a global CEO network based in Beijing, and has been serving as its chairman since then. From 2002 to February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures), where he led a team of five professionals focused on technology investment. Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A corporate finance at S.G. Warburg from 1989 to 1992. Mr. Tam has been a Chartered Accountant since 1989. Mr. Tam currently also serves as a director of certain privately held companies. Mr. Tam received his master’s degree in computer science from Oxford University in 1986 and his bachelor’s degree in civil engineering from Imperial College of London University in 1984.

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (NASDAQ: SOHU), Jutal Offshore Oil Services Limited (HKEx: 3303), Yunfeng Financial Group Limited (HKEx: 0376), Sinomedia Holding Limited (HKEx: 0623), Boison Finance Group Limited (HKEx: 0888) and Dalian Haidao International Holding Limited (HKEx: 6862). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively.

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

Mr. Yongming Wu has been our independent director since December 2018. Mr. Wu is also a director and founding partner of Vision Plus Capital and a co-founder of Alibaba Group. Mr. Wu founded Vision Plus Capital in 2015 and has led several key business segments of Alibaba Group.

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

Mr. Jonathan Xiaosong Zhang has served as our chief financial officer since May 2014. From July 2010 to April 2014, Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited (NYSE: ISS), and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as the chief financial officer of several companies, including BJB Career Education Company Limited from June 2009 to June 2010, and Vimicro International Corporation (NASDAQ: VIMC) from September 2004 to January 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang is also an independent director, the chairman of audit committee, and a member of the compensation committee and the nominating and corporate governance committee of Tarena International Inc. (NASDAQ: TEDU). Mr. Zhang served as an independent director and chairman of the audit committee of Sungy Mobile Limited (NASDAQ: GOMO) between November 2013 and July 2014. Mr. Zhang received his master’s degree in accountancy from the University of Illinois in 1994, his master’s degree in meteorology from Saint Louis University in 1992, and his bachelor’s degree in meteorology from Peking University in 1986. Mr. Zhang is a Certified Public Accountant in the State of California.

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

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB114.8 million (US$16.7 million) in cash to our executive officers, and we paid an aggregate of approximately RMB0.6 million (US$90,000.0) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiary and consolidated affiliated entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2019, options to purchase 28,769,414 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 5,466,618 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 32,049,945 Class A ordinary shares. As of March 31, 2019, we have granted options to purchase 23,462,705 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 440,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 15,404,425 Class A ordinary shares remained outstanding and 187,500 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2019, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Li Wang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
Jonathan Xiaosong Zhang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
Chunlai Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	May 2, 2018	May 1, 2028
Other individuals as a group	149,166	0.0327	November 1, 2012	October 31, 2022
	770,280	0.1404	October 10, 2013	October 9, 2023
	550,000	0.1404	March 1, 2014	February 28, 2024
	456,962	0.0002	October 29, 2014	October 28, 2024
	136,351	0.0002	April 22, 2015	April 21, 2025
	376,266	0.0002	May 4, 2015	May 3, 2025
	97,722	0.0002	August 13, 2015	August 12, 2025
	241,000	0.0002	October 15, 2015	October 14, 2025
	28,438	0.0002	November 13, 2015	November 12, 2025
	0	0.0002	March 31, 2016	March 30, 2026
	846,870	0.0002	June 16, 2016	June 15, 2026
	523,856	0.0002	July 6, 2016	July 5, 2026
	53,426	0.0002	October 15, 2016	October 14, 2026
	158,002	0.0002	December 30, 2016	December 29, 2026
	10,000	0.0002	January 3, 2017	January 2, 2027
	246,164	0.0002	April 13, 2017	April 12, 2027

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	1,317,158	0.0002	May 17, 2017	May 16, 2027
	51,700	0.0002	July 13, 2017	July 12, 2027
	135,000	0.0002	September 1, 2017	August 31, 2027
	52,926	0.0002	October 13, 2017	October 12, 2027
	227,346	0.0002	December 5, 2017	December 4, 2027
	86,250	0.0002	December 29, 2017	December 28, 2027
	98,000	0.0002	April 13, 2018	April 12, 2028
	1,968,998	0.0002	May 2, 2018	May 1, 2028
	298,500	0.0002	July 13, 2018	July 12, 2028
	81,000	0.0002	October 15, 2018	October 14, 2028
	216,000	0.0002	December 29, 2018	December 28, 2028

Total	20,871,043

*	Aggregate number of shares represented by all grants of options or restricted share units to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2019, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
Dave Daqing Qi	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018

Total	187,500

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

In 2015, Momo BVI granted options to purchase a total of 10,550,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly-owned subsidiary incorporated in Delaware, with exercise prices ranging from US$0.10 to US$0.11 per share. Of such awards, options to purchase an aggregate of nil shares remained outstanding as of March 31, 2019.

Tantan 2015 Plan

In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2019, options to purchase 1,308,541 ordinary shares of Tantan (excluding those already forfeited) granted under the Tantan 2015 Plan remained outstanding.

Tantan 2018 Plan

In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares additionally authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2019, options to purchase 4,160,240 ordinary shares of Tantan (excluding those already forfeited) granted under the Tantan 2018 Plan remained outstanding.

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

We had 924, 1,244 and 2,147 employees as of December 31, 2016, 2017 and 2018, respectively. Geographically, as of December 31, 2018, we had 1,925 employees in Beijing, 89 employees in Chengdu, 92 employees in Shanghai, 22 employees in Guangzhou, 16 employees in Tianjin, one employee in Hainan and two employee in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

As of December 31, 2018
Function:
Research and development	1,172
Customer service, sales and marketing	403
Operations and cost	317
General administration	255

Total	2,147

In addition to our full-time employees, we used 960 contract workers dispatched to us by staffing agencies as of December 31, 2018. These contract workers are primarily responsible for content management and monitoring and for customer service.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2019 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Percentage of beneficial ownership is based on a total of 414,698,540 outstanding ordinary shares of our company as of the date of March 31, 2019, comprising (i) 334,334,074 Class A ordinary shares, excluding the 9,579,726 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A Ordinary Shares	Class B Ordinary Shares
			%(1)	%(2)
Yan Tang(3)	7,137,131	80,364,466	20.8	70.9
Yong Li(4)	10,446,899	—	2.5	0.9
David Ying Zhang(5)	*	—	*	*
Benson Bing Chung Tam(6)	*	—	*	*
Dave Daqing Qi(7)	*	—	*	*
Xiaoliang Lei(8)	9,392,355	—	2.3	0.8
Jonathan Xiaosong Zhang(9)	*	—	*	*
Li Wang(10)	*	—	*	*
Yongming Wu(11)	*	—	*	*
Chunlai Wang(12)	*	—	*	*
All directors and executive officers as a group	32,580,949	80,364,466	26.7	73.0

Principal Shareholders:
Gallant Future Holdings Limited(13)	2,003,520	72,364,466	17.9	63.8
Renaissance entities(14)	22,891,406	—	5.5	2.0

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**

Except for Messrs. Yong Li, David Ying Zhang, Mr. Benson Bing Chung Tam, Mr. Dave Daqing Qi and Mr. Yongming Wu, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 414,698,540 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2019. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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

(3)

Represent (i) 2,003,520 Class A ordinary shares represented by ADSs and 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 4,296,111 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by him under our share incentive plans, and (iv) 837,500 Class A ordinary shares that Mr. Tang’s spouse is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(4)

Represents (i) 8,046,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li, and (ii) 2,400,000 Class A ordinary shares represented by ADSs beneficially owned by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.

(5)

Represents (i) 2,000,001 Class A ordinary shares and ADSs held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018, and (ii) the number of Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2019. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP GP, Ltd. The directors of Matrix China II GP GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.

(6)

Represents Class A ordinary shares held by Mr. Tam and Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2019 upon the exercise of share options held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.

(7)

Represents Class A ordinary shares and ADSs held by Mr. Qi and Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2019 upon the exercise of share options held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(8)

Represents (i) 1,301,719 Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by him under our share incentive plans, (ii) 3,520 Class A ordinary shares represented by ADSs beneficially owned by Mr. Lei and (iii) 8,087,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei.

(9)

Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang.

(10)

Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Wang.

(11)	The business address of Mr. Wu is 8 Shenton Way, AXA Tower, #45-01, Singapore 068811.
(12)

Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2019 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Wang.

(13)

Represents 2,003,520 Class A ordinary shares represented by ADSs and 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

(14)

The number of Class A ordinary shares beneficially owned is as of February 12, 2019 as reported in a Schedule 13G filed by Renaissance Technologies LLC, or RTC, and Renaissance Technologies Holdings Corporation, or RTHC, and consists of 11,445,703 Class A ordinary shares represented by American depositary shares held by RTC. RTC is a limited liability company incorporated in Delaware whose majority ownership is owned by RTHC, a corporation incorporated in Delaware. Each of RTC and RTHC is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). The business address of both RTC and RTHC is 800 Third Avenue, New York, New York 10022.

To our knowledge, on the same basis of calculation as above, approximately 92.5% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 318,783,714 Class A ordinary shares represented by 159,391,857 ADSs, including 9,579,726 Class A ordinary shares underlying 4,789,863 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Transactions with our Founders

On April 22, 2014, Joyous Harvest Holdings Limited, First Optimal Holdings Limited and Fast Prosperous Holdings Limited, which are companies wholly-owned by family trusts controlled by Yong Li, Xiaoliang Lei and Zhiwei Li, three of our founders, respectively, surrendered a total of 15,651,589 ordinary shares to our company at no consideration. On the same date, we declared a special dividend of RMB402.3 million in aggregate to these shareholders, of which RMB361.8 million was paid in May 2014. RMB44.3 million (US$6.5 million) remained unpaid to these shareholders of which RMB39.7 million (US$5.8 million) was due to related parties as of the date of this annual report. The special dividend was approved by the shareholders.

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

Transactions with Affiliates of a Major Shareholder

In 2016, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Taobao (China) Software Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd.; (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd. and (iv) purchased marketing services from Taobao (China) Software Co., Ltd. For the year ended December 31, 2016, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd and Taobao (China) Software Co., Ltd were RMB0.3 million, RMB5.5 million, and RMB1.7 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. and Guangzhou UC Network Technology Co., Ltd. were RMB2.7 million and RMB61,000, respectively, and the total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were RMB22.5 million and RMB2.2 million, respectively. Hangzhou Alimama Technology Co., Ltd., Alibaba Cloud Computing Ltd., Zhejiang Tmall Technology Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Guangzhou UC Network Technology Co., Ltd. and Taobao (China) Software Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders.

In 2017, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Hangzhou Yihong Advertisement Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd.; (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd.; (iv) purchased marketing services from Taobao (China) Software Co., Ltd. and (v) shared mobile game revenue with Guangzhou Jianyue Information Technology Co., Ltd. For the year ended December 31, 2017, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd and Hangzhou Yihong Advertisement Co., Ltd. were RMB2.3 million, RMB0.5 million and RMB17.7 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. were RMB1.2 million. The total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were RMB74.7 million and RMB2.3 million, respectively, and the total revenue sharing with Guangzhou Jianyue Information Technology Co., Ltd. was RMB0.8 million. Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Hangzhou Yihong Advertisement Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Alibaba Cloud Computing Ltd., Taobao (China) Software Co., Ltd. and Guangzhou Jianyue Information Technology Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders until November 2017.

Transactions with Certain Other Related Parties

In 2016, we provided mobile marketing services to Shanghai Xisue Network Technology Co., Ltd. For the year ended December 31, 2016, the total amount of service fees from Shanghai Xisue Network Technology Co., Ltd. was RMB6.0 million. Shanghai Xisue Network Technology Co., Ltd. is an affiliate of Xish International Limited, a company in which we own 17.3% equity interest and have appointed a member to its board of directors.

We paid revenue sharing of live video and other services in the aggregate amount of RMB26.8 million, RMB201.1 million and RMB429.3 million (US$62.4 million) to Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% equity interest, and its subsidiaries, for the year ended December 31, 2016, 2017 and 2018 , respectively.

In 2014, we entered into a game agreement with Shanghai Touch future Network Technology Co., Ltd. in which we own a 20.0% equity interest. For the year ended December 31, 2016, the total amount of remittances to Shanghai Touch future Network Technology Co., Ltd. was RMB2.3 million.

In 2018, we paid revenue sharing of live video service in the aggregate amount of RMB2.0 million (US$0.3 million) to Beijing Shiyue Haofeng Media Co. Ltd., a company in which we own 30% of its equity interests.

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

Legal Proceedings

Other than five civil complaints raised against us in China, we are currently not a party to any material legal or administrative proceedings. On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that Xiaoyao Xiyou, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of Xiaoyao Xiyou filed an appeal to Guangzhou Intellectual Property Court. On September 27, 2018, Guangzhou Intellectual Property Court ruled a civil judgement of final-instance, which ordered us and the developer of Xiaoyao Xiyou to cease the infringement and pay compensation in the amount of RMB4.0 million (US$0.6 million) to the plaintiff. We paid the compensation in full to the plaintiff on October 10, 2018. The plaintiff filed a re-trial application to the Guangdong Provincial Higher People’s Court for revoking the civil judgement of final-instance ruled by the Guangzhou Tian He People’s Court. The re-trial hearing has yet to be carried out as of the date of this annual report. On February 20, 2019, we were served four civil complaints by Shenzhen Intermediate People’s Court in which the plaintiff claimed that our app infringed upon the plaintiff’s four patents. The plaintiff demanded that we cease the infringement and compensate its loss and legal costs totaling approximately RMB 4 million (US$0.6 million) in relation to the four patents under the four complaints. The hearings have yet to be carried out as of the date of this annual report. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

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

With shareholders’ approval, we declared a special dividend to certain holders of our ordinary shares in the amount of RMB402.3 million (US$64.5 million) in April 2014, of which RMB361.8 million (US$58.0 million) was paid. The special dividend was paid out of our share premium. Our board of directors declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share, in March 2019. The cash dividend will be paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend date was April 4, 2019. The aggregate amount of cash dividends to be paid is approximately US$128 million, which will be funded by surplus cash on our balance sheet. Our board of directors decides the timing, amount and form of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We had declared special cash dividends in the past and may do so in the future. However, we do not have any committed plan to pay cash dividends in the foreseeable future. We intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business. As of December 31, 2018, we did not declare any dividends.

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

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-199996), as amended, initially filed with the SEC on November 7, 2014. The second amended and restated memorandum and articles of association was adopted by our shareholders by unanimous resolutions on November 28, 2014, and became effective upon completion of our initial public offering of our Class A ordinary shares represented by ADSs.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on September 1, 2011, February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

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

On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, Circular 698, and further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or investors that have a functional currency other than the United States dollar). This discussion, moreover, does not address the United States federal estate, gift, Medicare or alternative minimum tax, or any non-United States, state, or local tax considerations of the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, non-United States income, and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles associated with our active business are taken into account as nonpassive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2018 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are treated as marketable stock on the NASDAQ Global Select Market. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB54.6 million, RMB145.6 million and RMB272.9 million (US$39.7 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We had cash, cash equivalents and term deposits of RMB11,292.6 million (US$1,642.4 million) as of December 31, 2018. Assuming such amount of cash and cash equivalents were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB112.9 million (US$16.4 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Prior to October 1, 2018, our reporting currency was the U.S. dollar and our financial information that used RMB as the functional currency had been translated into U.S. dollars in our consolidated financial statements prepared before October 1, 2018. Effective from October 1, 2018, we changed our reporting currency from U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of RMB272.9 million, RMB117.5 million and RMB313.6 million (US$45.6 million) in 2016, 2017 and 2018, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will still be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. The value of the Renminbi depreciated approximately 5.8% against the U.S. dollar in 2015 and further by approximately 6.3% in 2016. It is difficult to predict whether the depreciation will continue and how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

As of December 31, 2018, we had U.S. dollar-denominated cash and cash equivalents and term deposits of US$535.9 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2018 would have increased or decreased by RMB368.5 million in RMB terms.

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

Up to US$0.05 per ADS issued

• Cancelation of ADSs, including termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s)established by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2018, we were entitled to receive approximately RMB11.7 million (US$1.7 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

After deducting the total expenses of approximately US$17.4 million and other expenses of approximately US$4.4 million, we received net proceeds of approximately US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2018, we had used an insignificant amount of net proceeds received from the initial public offering because the net cash provided by our operations was sufficient to cover our capital needs.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation did not include Tantan Limited which was acquired in May 2018 and whose total assets and net revenues constituted 31.1% of our consolidated total assets as of December 31, 2018 and 3.1% of our consolidated net revenues for the year ended December 31, 2018, respectively. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MOMO INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Momo Inc. (the “Company”) its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated April 26, 2019, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the change of reporting currency from U.S. dollars to Renminbi and convenience translation of Renminbi amounts into United States dollar amounts.

As described in the Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Tantan Limited, which was acquired in May 2018 and whose financial statements constitute 31.1% of total assets and 3.1% of net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Tantan Limited.

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

April 26, 2019

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	2017	2018
	(in RMB thousands)
Audit fees(1)	10,911	15,575
Audit-related fees(2)	—	—
Tax fees(3)	610	1,074

Notes:

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

NASDAQ Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, NASDAQ Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2018. We may, however, hold annual shareholders meetings in the future.

We also rely on an exemption afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Yan Tang, our co-founder, chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules. We currently rely on an exemption from the rule that a majority of the board of directors must be independent directors. Currently, a majority of the members of our board of directors are not independent directors.

Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

For the years ended December 31, 2018, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in the PRC and substantially all of our long-lived assets are located in the PRC. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, operating cost and expenses, operating income, as well as net income.

The consolidated financial statements of our company and our three operating segments are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 filed with the SEC on January 30, 2015)

4.1	Third amended and restated shareholders agreement among the Registrant, shareholders of the Registrant and other parties thereto, dated May 15, 2014 (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Series D preferred share purchase agreement by and among the Registrant, SCC Growth I Holdco A, Ltd. (formerly known as Sequoia Capital China Investment Holdco II Ltd.), Sequoia Capital China GF Holdco III-A, Ltd., SC China Growth III Co-Investment 2014-A, L.P., Rich Moon Limited and Tiger Global Eight Holdings, as investors, and other parties thereto, dated April 22, 2014 (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.9	Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.12	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.15	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.16	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.17	Definitive agreement(s) with Tantan Limited, dated February 23, 2018 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.18	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.19	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.20*	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018

4.21*	Exclusive business operation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015

4.22*	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated May 9, 2018

4.23*	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated May 9, 2018

4.24*	Power of attorney by shareholder of Tantan Culture, dated May 9, 2018

4.25*	Business operation agreement by and among Beijing Yiliulinger, Hainan Miaoka and its shareholders, dated June 1, 2018

4.26*	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018

4.27*	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Miaoka, and a supplemental agreement thereto, dated June 1, 2018

4.28*	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018

4.29*	Shareholder confirmation letter by Xiaoliang lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018

4.30*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018

4.31*	Business operation agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and its shareholders, dated June 1, 2018

4.32*	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018

4.33*	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Yilingliuer, and a supplemental agreement thereto, dated June 1, 2018

4.34*	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018

4.35*	Shareholder confirmation letter by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018

4.36*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018

4.37*	Business cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018

4.38*	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018

4.39*	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018

4.40*	Power of attorney by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018

4.41*	Shareholder confirmation letter by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018

4.42*	Exclusive cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018

4.43*	Business operation agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019

4.44*	Power of attorney by Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019

4.45*	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Fancy Reader, dated April 1, 2019

4.46*	Exclusive option agreement by and between Beijing Momo IT and Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019

4.47*	Shareholder confirmation letter by Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019

4.48*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name:	Yan Tang
Title:	Chairman and Chief Executive Officer

Date: April 26, 2019

MOMO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MOMO INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Momo Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIEs”), and its VIEs’ subsidiaries (collectively, the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience translation

As discussed in Note 2, the Company changed its reporting currency from United States dollar to Renminbi effective October 1, 2018. Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

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

April 26, 2019

We have served as the Company’s auditor since 2014.

MOMO INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and share related data, or otherwise noted)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	4,462,194	2,468,034	358,961
Term deposits	2,432,016	8,824,610	1,283,486
Accounts receivable, net of allowance for doubtful accounts of RMB585 and RMB nil as of December 31, 2017 and 2018, respectively	257,633	719,606	104,662
Amount due from related parties	33,460	—	—
Prepaid expenses and other current assets	538,182	620,979	90,318
Short-term investment	10,500	—	—

Total current assets	7,733,985	12,633,229	1,837,427
Property and equipment, net	258,704	387,532	56,364
Intangible assets	48,553	1,036,986	150,823
Rental deposits	17,249	24,192	3,519
Long-term investments	288,471	447,465	65,081
Other non-current assets	55,271	71,519	10,402
Deferred tax assets	46,825	57,786	8,405
Goodwill	22,130	4,306,829	626,402

Total assets	8,471,188	18,965,538	2,758,423

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB357,437 and RMB 549,173 as of December 31, 2017 and 2018, respectively)	484,945	718,362	104,481
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB421,528 and RMB 441,392 as of December 31, 2017 and 2018, respectively)	422,028	441,892	64,271
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB200,406 and RMB 304,363 as of December 31, 2017 and 2018, respectively)	571,333	846,710	123,148
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Company of RMB188 and RMB 43,213 as of December 31, 2017 and 2018, respectively)	37,760	82,948	12,064
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB76,549 and RMB 113,733 as of December 31, 2017 and 2018, respectively)	175,887	137,090	19,939
Deferred consideration in connection with business acquisitions (including deferred consideration in connection with business acquisitions of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively)	—	469,274	68,253

Total current liabilities	1,691,953	2,696,276	392,156
Deferred tax liabilities	12,138	259,247	37,706
Convertible senior notes	—	4,877,116	709,347
Other non-current liabilities	14,997	110,040	16,005

Total liabilities	1,719,088	7,942,679	1,155,214

Commitments and contingencies (Note 16)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 314,060,843 and 333,512,014 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	206	219	32
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 84,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	54	51	7
Treasury stock	(402,267)	(402,267)	(58,507)
Additional paid-in capital	4,472,666	5,657,838	822,898
Retained earnings	2,545,379	5,361,154	779,749
Accumulated other comprehensive income	117,525	313,564	45,606
Noncontrolling interest	18,537	92,300	13,424

Total equity	6,752,100	11,022,859	1,603,209

Total liabilities and equity	8,471,188	18,965,538	2,758,423

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues	3,707,358	8,886,390	13,408,421	1,950,174
Cost and expenses:
Cost of revenues (including share-based compensation of RMB18,521, RMB13,547 and RMB 21,661 in 2016, 2017 and 2018, respectively)	(1,619,327)	(4,373,377)	(7,182,897)	(1,044,709)
Research and development (including share-based compensation of RMB37,455, RMB59,190 and RMB 152,806 in 2016, 2017 and 2018, respectively)	(208,647)	(346,144)	(760,644)	(110,631)
Sales and marketing (including share-based compensation of RMB39,139, RMB79,032 and RMB 142,927 in 2016, 2017 and 2018, respectively)	(647,238)	(1,467,376)	(1,812,262)	(263,583)
General and administrative (including share-based compensation of RMB115,724, RMB183,204 and RMB 263,419 in 2016, 2017 and 2018, respectively)	(259,712)	(422,005)	(640,023)	(93,087)

Total cost and expenses	(2,734,924)	(6,608,902)	(10,395,826)	(1,512,010)

Other operating income	2,659	156,764	253,697	36,899

Income from operations	975,093	2,434,252	3,266,292	475,063
Interest income	54,603	145,568	272,946	39,698
Interest expense	—	—	(56,503)	(8,218)
Impairment loss on long-term investments	(39,283)	(30,085)	(43,200)	(6,283)

Income before income tax and share of income on equity method investments	990,413	2,549,735	3,439,535	500,260
Income tax expense	(34,638)	(445,001)	(699,648)	(101,760)

Income before share of income on equity method investments	955,775	2,104,734	2,739,887	398,500
Share of income on equity method investments	23,194	39,729	48,660	7,077

Net income	978,969	2,144,463	2,788,547	405,577
Less: net loss attributable to non-controlling interest	—	(3,635)	(27,228)	(3,960)

Net income attributable to Momo Inc.	978,969	2,148,098	2,815,775	409,537

Net income attributable to ordinary shareholders	978,969	2,148,098	2,815,775	409,537

Net income per share attributable to ordinary shareholders
Basic	2.54	5.44	6.92	1.01
Diluted	2.41	5.17	6.59	0.96

Weighted average shares used in calculating net income per ordinary share
Basic	377,335,923	394,549,323	407,009,875	407,009,875
Diluted	407,041,165	415,265,078	433,083,643	433,083,643

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and share related data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income	978,969	2,144,463	2,788,547	405,577
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	175,963	(155,368)	198,654	28,893

Comprehensive income	1,154,932	1,989,095	2,987,201	434,470
Less: comprehensive loss attributed to the non-controlling interest	—	(3,635)	(24,613)	(3,580)

Comprehensive income attributable to Momo Inc.	1,154,932	1,992,730	3,011,814	438,050

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share and share related data)

			Additional		(Accumulated deficit)/	Accumulated other		Total
	Ordinary shares		paid-in	Treasury	Retained	comprehensive	Non-controlling	shareholders’
	Shares	Amount	capital	stock	earning	income	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	383,751,403	250	3,920,890	(402,267)	(581,688)	96,930	—	3,034,115
Net income	—	—	—	—	978,969	—	—	978,969
Share-based compensation	—	—	210,839	—	—	—	—	210,839
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,197,032	4	2,104	—	—	—	—	2,108
Foreign currency translation adjustment	—	—	—	—	—	175,963	—	175,963

Balance as of December 31, 2016	388,948,435	254	4,133,833	(402,267)	397,281	272,893	—	4,401,994
Net income	—	—	—	—	2,148,098	—	(3,635)	2,144,463
Share-based compensation	—	—	334,973	—	—	—	—	334,973
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	9,476,874	6	3,860	—	—	—	—	3,866
Addition in noncontrolling interest of a subsidiary	—	—	—	—	—	—	22,172	22,172
Foreign currency translation adjustment	—	—	—	—	—	(155,368)	—	(155,368)

Balance as of December 31, 2017	398,425,309	260	4,472,666	(402,267)	2,545,379	117,525	18,537	6,752,100
Net income	—	—	—	—	2,815,775	—	(27,228)	2,788,547
Share-based compensation	—	—	398,493	—	—	—	95,543	494,036
Capital injection from noncontrolling interest shareholder of Ningbo Hongyi Equity Investment L.P.	—	—	—	—	—	—	22	22
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	10,122,318	7	5,278	—	—	—	—	5,285
Transfer of noncontrolling interest of QOOL HK	—	—	(2,811)	—	—	—	2,811	—
Share issued connection with the acquisition of Tantan Limited	5,328,853	3	784,212	—	—	—	—	784,215
Foreign currency translation adjustment	—	—	—	—	—	196,039	2,615	198,654

Balance as of December 31, 2018	413,876,480	270	5,657,838	(402,267)	5,361,154	313,564	92,300	11,022,859

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and share related data)

	For the years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	978,969	2,144,463	2,788,547	405,577
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	55,845	78,885	148,238	21,560
Amortization of intangible assets	—	4,784	93,030	13,531
Share-based compensation	210,839	334,973	580,813	84,476
Share of income on equity method investments	(23,194)	(39,729)	(48,660)	(7,077)
Impairment loss on long-term investments	39,283	30,085	43,200	6,283
Impairment loss on intangible assets	—	1,266	—	—
Loss (gain) on disposal of property and equipment	107	112	(1,283)	(187)
Provision (reversal) of allowance for doubtful accounts	—	585	(585)	(85)
Changes in operating assets and liabilities
Accounts receivable	(154,000)	(7,725)	(440,644)	(64,089)
Prepaid expenses and other current assets	(104,992)	(306,838)	(67,304)	(9,789)
Amount due from related parties	6,998	(32,846)	33,463	4,867
Deferred tax assets	(1,942)	(44,883)	(10,961)	(1,594)
Rental deposits	(2,022)	(10,902)	(3,817)	(555)
Other non-current assets	—	(5,234)	(45,534)	(6,623)
Accounts payable	213,521	174,290	233,713	33,992
Income tax payable	26,948	152,277	(38,791)	(5,642)
Deferred revenue	103,432	135,443	(14,249)	(2,072)
Accrued expenses and other current liabilities	103,936	292,054	51,903	7,549
Amount due to related parties	11,113	(16,070)	43,024	6,258
Deferred tax liability	—	(969)	(22,923)	(3,334)
Other non-current liabilities	1,449	2,086	6,538	951

Net cash provided by operating activities	1,466,290	2,886,107	3,327,718	483,997

Cash flows from investing activities
Purchase of property and equipment	(46,839)	(218,627)	(242,843)	(35,320)
Proceeds from disposal of property and equipment	418	59	2,214	322
Payment for long-term investments	(96,365)	(53,928)	(65,125)	(9,472)
Prepayment for long-term investments	(18,000)	(50,000)	(55,000)	(7,999)
Payment for acquired intangible assets	—	(18,979)	—	—
Payment for business acquisition, net of cash acquired	—	—	(3,318,841)	(482,705)
Purchase of term deposits	(3,378,030)	(4,028,058)	(20,287,302)	(2,950,666)
Cash received on maturity of term deposits	2,737,897	4,191,859	13,922,393	2,024,928
Payment for short-term investments	—	(15,700)	(457,200)	(66,497)
Cash received from sales of short-term investment	—	5,200	467,700	68,024

Net cash used in investing activities	(800,919)	(188,174)	(10,034,004)	(1,459,385)

Cash flows from financing activities
Capital contribution from non-controlling interest shareholder	—	490	12	2
Deferred payment of purchase of property and equipment	(2,084)	(1,496)	(8,562)	(1,245)
Proceeds from exercise of share options	2,208	3,839	5,313	773
Proceeds from bank loan	—	—	1,913,190	278,262
Repayment of bank loan	—	—	(2,041,680)	(296,950)
Proceeds from issuance of convertible notes, net of issuance cost of RMB114,382	—	—	4,819,678	700,993

Net cash provided by financing activities	124	2,833	4,687,951	681,835

Effect of exchange rate changes	24,990	(26,840)	24,175	3,515

Net increase (decrease) in cash and cash equivalents	690,485	2,673,926	(1,994,160)	(290,038)
Cash and cash equivalents at the beginning of year	1,097,783	1,788,268	4,462,194	648,999

Cash and cash equivalents at the end of year	1,788,268	4,462,194	2,468,034	358,961

Non-cash investing and financing activities
Payable for purchase of property and equipment	4,321	47,267	49,407	7,186
Payable for repurchase of ordinary shares	44,782	41,966	44,347	6,450
Deferred consideration in connection with business acquisition	—	—	469,274	68,253
Ordinary shares issued for the acquisition of Tantan Limited.	—	—	784,215	122,350

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Momo Inc. (the “Company”) is the holding company for a group of companies, which is incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The Company, its subsidiaries, which include the wholly-foreign owned enterprises (“WFOEs”), its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are principally engaged in providing mobile-based social and entertainment services. The Group started its operation in July 2011. The Group started its monetization in the third quarter of 2013, by offering a platform for live video services, value-added services, mobile marketing services, mobile games and other services.

In May 2018, the Company completed the acquisition of 100% equity stake of Tantan Limited (“Tantan”). Tantan is a leading social and dating app for the younger generation that was founded in 2014. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. The total consideration consisted of cash consideration of RMB 3,930,246 (US$613,181) and 5,328,853 Class A ordinary shares of the Company. Refer to Note 3 for further details.

As of December 31, 2018, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Major subsidiaries
Momo Technology HK Company Limited (“Momo HK”)
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)
Momo Technology Overseas Holding Company Limited (“Momo BVI”)
Momo Information Technologies Corp. (“Momo US”)
Qool Media HongKong Limited (“QOOL HK”)
Tantan Limited (“Tantan”)
Tantan Hong Kong Limited (“Tantan HK”)
Tantan Social Inc. (“Tantan US”)
Tantan Technology (Beijing) Co., Ltd. (“Tantan Technology”)
QOOL Media Inc. (“QOOL Inc.”)
QOOL Media Technology (Tianjin) Co., Ltd. (“QOOL Media”)
Major VIEs
Beijing Momo Technology Co., Ltd. (“Beijing Momo”) *
QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”) *
Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”) *
Major VIEs’ subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”) *
Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”) *
Loudi Momo Technology Co., Ltd. (“Loudi Momo”) *

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin and Tantan Culture. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.

The Company obtained control over its VIEs by entering into a series of contractual arrangements with the VIEs and their equity holders (the “Nominee Shareholders”), which enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIEs, the Company’s rights under the Power of Attorney also provide the Company’s abilities to direct the activities that most significantly impact the VIEs economic performance. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the Exclusive Cooperation Agreements and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Cooperation Agreements is executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIEs.

Details of the typical structure of the Company’s significant VIEs are set forth below:

Agreements that provide the Company effective control over the VIEs:

(1)	Power of Attorney

Pursuant to the Power of Attorney, the Nominee Shareholders of the VIEs each irrevocably appointed respective WFOEs as the attorney-in-fact to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as a shareholder of the VIEs, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. The WFOEs may authorize or assign their rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in the VIEs. The Company believes the Powers of Attorney can demonstrate the power of its WFOEs to direct how the VIEs should conduct their daily operations.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements	that provide the Company effective control over the VIEs: - continued

(2)	Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement among the WFOEs, the VIEs and their Nominee Shareholders, each of the Nominee Shareholders irrevocably granted the respective WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in the VIEs at the consideration equal to the nominal price or at lowest price as permitted by PRC laws.

The WFOEs or their designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without the WFOEs’ written consent, the Nominee Shareholders of the VIEs shall not transfer, donate, pledge, or otherwise dispose any equity interests of the VIEs in any way. In addition, any consideration paid by the WFOEs to the Nominee Shareholders of the VIEs in exercising the option shall be transferred back to the respective WFOE or its designated representative(s). This agreement could be terminated when all the shareholders’ equity were acquired by the WFOEs or their designated representative(s) subject to the law of People’s Republic of China.

In addition, the VIEs irrevocably granted the WFOEs an exclusive and irrevocable option to purchase any or all of the assets owned by the VIEs at the lowest price permitted under PRC law. Without the WFOEs’ prior written consent, the VIEs and their Nominee Shareholders will not sell, transfer, mortgage or otherwise dispose of the VIEs’ material assets, legal or beneficial interests or revenues of more than certain amount or allow an encumbrance on any interest in the VIEs.

(3)	Spousal Consent Letters

Each spouse of the married Nominee Shareholders of the VIEs entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Call Option Agreement, and the Power of Attorney. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by their spouse. In addition, in the event that the spouse obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Cooperation Agreements

Each relevant VIEs has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOEs, pursuant to which the relevant WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Agreements	that transfer economic benefits to the Company: - continued

(2)	Equity Interest Pledge Agreement

Under the equity interest pledge agreement among the WFOEs and each of the Nominee Shareholders of the VIEs, the Nominee Shareholders pledged all of their equity interests in the VIEs to the respective WFOEs to guarantee the VIEs’ and their shareholders’ payment obligations arising from the Exclusive Cooperation Agreements, Business Operation Agreement and the Exclusive Call Option Agreement, including but not limited to, the payments due to the respective WFOEs for services provided.

If any VIEs or any of their Nominee Shareholders breaches their contractual obligations under the above agreements, the respective WFOEs, as the pledgee, will be entitled to certain rights and entitlements, including receiving priority proceeds from the auction or sale of whole or part of the pledged equity interests of the VIEs in accordance with PRC legal procedures. During the term of the pledge, the shareholders of the VIEs shall cause the VIEs not to distribute any dividends and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by the respective parties according to the instruction of the respective WFOEs.

The pledge will remain binding until the VIEs and their Nominee Shareholders have fully performed all their obligations under the Exclusive Cooperation Agreements, Business Operations Agreement and Exclusive Call Option Agreement.

(3)	Business Operations Agreement

Under the Business Operations Agreement among the WFOEs, the VIEs and the Nominee Shareholders of the VIEs, without the prior written consent of the WFOEs or their designated representative(s), the VIEs shall not conduct any transaction that may substantially affect the assets, business, operation or interest of the WFOEs. The VIEs and Nominee Shareholders shall also follow the WFOEs’ instructions on management of the VIEs’ daily operation, finance and employee matters and appoint the nominee(s) designated by the WFOEs as the director(s) and senior management members of the VIEs. In the event that any agreements between the WFOEs and the VIEs terminates, the WFOEs have the sole discretion to determine whether to continue any other agreements with the VIEs. The WFOEs are entitled to any dividends or other interests declared by the VIEs and the shareholders of the VIEs have agreed to promptly transfer such dividends or other interests to the WFOEs. The agreement shall remain effective for 10 years. At the discretion of the WFOEs, this agreement will be renewed on applicable expiration dates, or the WFOEs and the VIEs will enter into another exclusive agreement.

Through these contractual agreements, the Company has the ability to effectively control the VIEs and is also able to receive substantially all the economic benefits of the VIEs.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure

The Company believes that the WFOEs’ contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

However, the Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as the beneficial owners and director of the VIEs on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the Exclusive Call Option Agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the VIEs’ shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and the Cayman and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs’ shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIEs also depends on the Power of Attorney. The WFOEs and VIEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.

The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	410,611	1,502,395
Accounts receivable, net of allowance for doubtful accounts of RMB585 and RMB nil as of December 31, 2017 and 2018, respectively	257,633	719,606
Amount due from related parties	33,460	—
Prepaid expenses and other current assets	371,220	425,974
Short-term investment	10,500	—

Total current assets	1,083,424	2,647,975

Property and equipment, net	52,568	72,539
Intangible assets	48,554	42,821
Rental deposits	10,471	11,619
Other non-current assets	50,000	67,480
Long-term investments	281,935	447,465
Deferred tax assets	6,908	52,887
Goodwill	22,130	22,130

Total assets	1,555,990	3,364,916

Accounts payable	357,437	549,173
Deferred revenue	421,528	441,392
Accrued expenses and other current liabilities	200,406	304,363
Amounts due to related parties	188	43,213
Income tax payable	76,549	113,733

Total current liabilities	1,056,108	1,451,874

Deferred tax liabilities	12,138	10,705

Total liabilities	1,068,246	1,462,579

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	3,707,358	8,886,390	13,408,421
Net income	2,268,098	4,890,438	6,292,183
Net cash provided by operating activities	2,401,340	4,997,183	5,913,709
Net cash used in investing activities	(73,224)	(174,333)	(151,546)
Net cash provided by financing activities	—	490	—

The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized at the consolidated balance sheets.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The VIEs contributed an aggregate of 100% of the consolidated net revenues for each of the years ended December 31, 2016, 2017 and 2018, respectively. As of the fiscal years ended December 31, 2017 and 2018, the VIEs accounted for an aggregate of 18.4% and 17.7%, respectively, of the consolidated total assets, and 62.1% and 18.4%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, term deposits, intangible assets and goodwill.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Momo Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, the acquisition’s purchase price allocation, the useful lives and impairment of property and equipment and intangible assets, the impairment of goodwill, the valuation allowance for deferred tax assets, and share-based compensation.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Term deposits

Term deposits consist of bank deposits with an original maturity of over three months.

Accounts receivable

Accounts receivable primarily represents the cash due from third-party application stores and other payment channels and advertising customers, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third-party application stores and other payment channels, advertising customers and other customers, current economic conditions and other factors that may affect their ability to pay. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivable, equity securities without readily determinable fair value, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties.

Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of term deposits, accounts receivable, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties approximate their fair values due to short-term maturities. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs.

Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of RMB4,116 million and RMB2,008 million as of December 31, 2017 and 2018, respectively, which were denominated in RMB.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2017	2018
A	23%	14%
B	19%	12%
C	21%	0%

Users or customers accounting for 10% or more of accounts receivables is as follows:

	As of December 31,
	2017	2018
D	0%	59%

Concentration of revenue

No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

Business combinations

Business combinations are recorded using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

The Company adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” on January 1, 2018 and applied the new definition of a business prospectively for acquisitions made subsequent to December 31, 2017. Upon the adoption of ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. The adoption of this standard requires future purchases to be evaluated under the new framework.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Equity securities without readily determinable fair value

The Company adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018. Prior to 2018, the Company carried at cost its investments in investees that do not have readily determinable fair value and over which the Company does not have significant influence, in accordance with ASC Subtopic 325-20, Investments-Other: Cost Method Investments. Management regularly evaluates the impairment of the cost method investments based on the performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of the investment.

Subsequent to the Company’s adoption of ASC 321 for equity securities without readily determinable fair value that do not qualify for the existing practical expedient available in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Pursuant to ASC 321, for those equity securities that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

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

Intangible assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from acquisitions are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Copyright	1 year
License	3.2-10 years
Technology	3 years
User base	5 years
Trade name	10 years

Impairment of long-lived assets with finite lives

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

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

Convertible senior notes

The Group determines the appropriate accounting treatment of its convertible senior notes in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”. The debt discount, if any, together with the related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue recognition

Adoption of ASC, “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”) as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively “ASU 2014-09”).

On January 1, 2018, the Group adopted Topic 606 by applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented under Topic 606 while prior period amounts are not adjusted and continue to be reporting in accordance with the Group’s historical accounting under Topic 605. The adoption of Topic 606 did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows but resulted in additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group principally derives its revenue from live video services, value-added services, mobile marketing services, mobile games and other services. The Group recognizes revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applied the five steps method outlined in Topic 606 to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

For the years ended December 31, 2016, 2017 and 2018, all the revenue for the periods was recognized from contracts with customers. The Group’s revenue is reported net of discounts, value added tax and surcharges.

The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the year ended December 31, 2018
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	10,709,491	—	—
Value-added services	1,465,152	417,998	—
Mobile marketing	500,321	—	—
Mobile games	130,392	—	—
Other services	7,065	—	178,002

Total	12,812,421	417,998	178,002

	For the year ended December 31, 2017
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	7,429,906	—	—
Value-added services	695,798	—	—
Mobile marketing	514,279	—	—
Mobile games	241,388	—	—
Other services	3,452	—	1,567

Total	8,884,823	—	1,567

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

	For the year ended December 31, 2016
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	2,534,604	—	—
Value-added services	449,781	—	—
Mobile marketing	441,644	—	—
Mobile games	236,238	—	—
Other services	45,091	—	—

Total	3,707,358	—	—

(a)	Live video service

The Group is principally engaged in providing live video services whereby users can enjoy live performances and interact with the broadcasters for free during the performance. Broadcasters can either host the performance on their own or join a talent agency. The Group generates revenue from sales of virtual items to its customers. The Group designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price, which if users chose to, can be purchased and be presented to the broadcasters to show their support during their live video performance. The Group has a recharge system for users to purchase the Group’s virtual currency that can then be used to purchase virtual items on the Group’s platform. Users can recharge via various third-party application stores and other payment channels. Virtual currency is non-refundable and does not have any expiration date. Based on the turnover history of virtual currency, the Group determined that the virtual currency is often consumed soon after it is purchased and accordingly, the Group concluded that any breakage would be insignificant. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. All virtual items are non-refundable, consumed at a point-in-time and expire in a few days after the purchase. Under arrangements entered into with broadcasters and talent agencies, the Group shares a portion of the revenues derived from the sales of virtual items with them (“Revenue Sharing”).

The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live video service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to broadcasters and talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live video service. Revenue related to each of the virtual items is recognized at the point in time when the virtual item is transferred directly to the broadcasters and consumed by them. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the user after the virtual items are consumed.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(a)	Live video service - continued

Users also have the right to purchase various combinations of virtual items in the live video, which are generally capable of being distinct. Specifically, the Group enters into certain contracts with its users where virtual item coupons are granted to users simultaneously with a purchase of a virtual item. The virtual item coupon can be used by the users to exchange for free virtual items in the future. Such virtual item coupons typically expire a few days after being granted. The Group has determined that the virtual item coupons represent a material right under Topic 606 which is recognized as a separate performance obligation at the outset of the arrangement. Judgment is required to determine the standalone selling price for each distinct virtual item and virtual item coupon. The Group allocates the consideration to each distinct virtual item and virtual item coupon based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated. Revenue for the virtual item coupons are recognized when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented.

The Group does not provide any right of return and does not provide any other credit or incentive to its users.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)	Value-added services

Value-added services revenues mainly include membership subscription revenue and virtual gift service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group has determined that its membership subscription services represent one performance obligation. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period as the membership subscription services are delivered.

Virtual gift service was launched in 2016 to enhance users’ experience of interaction and social networking with each other. Users are able to purchase virtual items and send them to other users. The Group shares a portion of the revenues derived from the sales of virtual items with the recipient of the virtual item. All virtual items are nonrefundable, consumed at a point-in-time and expire a few days after the purchase. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users, and the forfeiture rate remains relatively low for the periods presented. The Group collects the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. The Group has determined that it has one single performance obligation which is the display of the virtual item for the users who purchase them. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it is the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for its live video services. The portion paid to gift recipients is recognized as cost of revenues.

(c)	Mobile marketing

The Group provides advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through its mobile application.

Display-based mobile marketing services

For display-based online advertising services such as banners and location-based advertising on the mobile applications, the Group has determined that its mobile marketing services represent one performance obligation. Accordingly, the Group recognizes mobile marketing revenue ratably over the period that the advertising is provided commencing on the date the customer’s advertisement is displayed, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

Performance-based mobile marketing services

The Group also enables advertising customers to place link on its mobile platform on a pay-for-effectiveness basis, which is referred to as the cost for performance model. The Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. The Group has determined that its mobile marketing services represent one performance obligation. Accordingly, the Group recognizes mobile marketing revenue based on sales of effective clicks. Revenue is estimated by the Group based on its internal data, which is confirmed with respective customers periodically, or is recognized based on a fixed unit price.

The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 2016, 2017 and 2018.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games

The Group publishes both licensed mobile games developed by third-party game developers and its self-developed games to the game players through its mobile application.

Licensed mobile games

The Group generates revenue from offering services of mobile games developed by third-party game developers. All of the licensed games can be accessed and played by game players directly through the Group’s mobile game platform. The Group primarily views the game developers to be its customers and considers its responsibility under its agreements with the game developers to be the promotion of the game developers’ games. The Group generally collects payments from game players in connection with the sale of in-game currencies and remits certain agreed-upon percentages of the proceeds to the game developers. Purchases of in-game currencies are not refundable after they have been sold unless there is unused in-game currencies at the time a game is discontinued. Typically, a game will only be discontinued when the monthly revenue generated by a game becomes consistently insignificant. The Group does not currently expect to pay any material cash refunds to game players or game developers in connection with a discontinued game. The majority of the licensed mobile games revenue is derived from non-exclusive mobile games services further discussed below.

Licensed mobile games - Non-exclusive mobile games services

The Group enters into non-exclusive agreements with the game developers and offers the Group’s mobile game platform for the mobile games developed by the game developers. The Group considers its performance obligation under its arrangements with the game developers to be the offering of its mobile game platform for the game developers. The Group has determined that it has no additional performance obligation to the developers or game players upon the players completion of the corresponding in-game purchase. Therefore, the Group has determined that it is not the principal in the transaction and accordingly, revenues derived from the sale of in-game currencies are recorded net of remittances to game developers and commission fees made to third-party application stores and other payment channels. Revenue is further recognized at the end of the estimated consumption date by individual game (i.e., the estimated date in-game currencies are consumed within the game), which is typically within a short period of time ranging from two to three days after the purchase of the in-game currencies.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(d)	Mobile games - continued

Self-developed mobile game

In February 2015, the Group launched one self-developed game on its platform and started to generate revenues by in-game sales of virtual items. The Group has determined that it has a single performance obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players. Accordingly, the Group recognizes revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items and once all other revenue recognition criteria are met. The Group operated eight and four self-developed mobile games in 2017 and 2018, respectively. The estimated periods of the player relationship ranged from 56 to 79 days as of December 31, 2017, and was 77 days as of December 31, 2018, respectively.

The Group has determined that it is the principal in fulfilling all obligations related to the mobile game operations for self-developed games. Accordingly, revenues are recognized on a gross basis. Commission fees paid to third-party application stores and other payment channels are recorded as cost of revenues.

(e)	Other services

Revenues from other services in the year ended December 31, 2018 mainly consisted of revenues generated from advertisement resulting from the broadcasting of one television program produced by the Group. During the year ended December 31, 2018, the Group signed an agreement with a television station, under which the Group is responsible for the production of the television program content, which was completed by December 31, 2018. The television station was responsible for providing advertising and marketing solutions to customers in addition to broadcasting the television program content. Revenue generated from the above is in the form of the advertising fees, shared between the television station and the Group based on a pre-determined percentage stated in the agreement. The Group determined that its television content production service represented one performance obligation. The broadcasting of the content was completed in the year ended December 31, 2018 and the revenue was recognized ratably during the period when the content was broadcasted on the television station.

Practical expedients and exemptions

The Group’s contracts have an original duration of one year or less. Accordingly, the Group does not disclose the value of unsatisfied performance obligations. Additionally, the Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses.

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. The Group recorded no impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customer. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2018 that was included in the deferred revenue balance as of January 1, 2018 was RMB 422,028.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to revenue sharing with the broadcasters and talent agencies resulting from the sale of virtual items, production cost in connection the television content, bandwidth costs, commission fee paid to third-party application stores and other payment channels except for those paid related to licensed mobile games which are recorded net of revenue, salaries and benefits paid to employee, depreciation and amortization. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels and production cost in connection with the television content which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. Such deferred costs are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

Government subsidies

For the government subsidies not subject to further performance obligations or future returns, the Group records the amounts as other income when received from local government authority. Whereas for the government subsidies with certain future performance obligations, the Group recognizes those as liabilities when received until the performances obligations have been met at which time, those are recognized as other income. Government subsidies recorded as other income amounted to RMB2,000, RMB141,688 and RMB223,995 for the years ended December 31, 2016, 2017 and 2018.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

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

Value added taxes (“VAT”)

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to RMB367,635, RMB812,249 and RMB1,136,034 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Foreign currency translation and change in reporting currency

The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company is the US dollar (“US$”). The Company’s operations are principally conducted through the subsidiaries, its VIEs and VIEs’ subsidiaries located in the PRC where the local currency is the functional currency.

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

Assets and liabilities of the Group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income (loss).

Starting from the fourth quarter of 2018, the Group changed its reporting currency from US$ to RMB, to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to October 1, 2018 have been recasted to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income amounted to a gain of RMB175,963, a loss of RMB155,368 and a gain of RMB198,654 for the years ended December 31, 2016, 2017 and 2018, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and change in reporting currency - continued

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8755 on the last trading day of 2018 (December 31, 2018) representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rates.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Advertising expenses

The Group expenses advertising expenses as incurred. Total advertising expenses incurred were RMB367,532, RMB1,036,053 and RMB1,236,167 for the years ended December 31, 2016, 2017 and 2018, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.

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

Share-based compensation with cash settlement features is classified as liabilities. The percentage of the fair value that is accrued as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period is recognized as compensation cost over that period. These awards typically vest over a period of four years, but may fully vest due to the achievement of certain performance conditions. Share-based compensation expense is recognized on an accelerated basis if it is probable that the performance conditions will be achieved during the vesting period.

Share awards issued to consultants are measured at fair value at the earlier of the commitment date or the date the services are completed and recognized over the period the services are provided.

The estimate of forfeiture rate is adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate is recognized through a cumulative catch-up adjustment in the period of change.

Changes in the terms or conditions of share options are accounted as a modification. The Group calculates the excess of the fair value of the modified option over the fair value of the original option immediately before the modification, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period that the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and nonvested restricted shares to the extent that each class may share the income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the nonvested restricted shares are not contractually obligated to share the loss.

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted share units and convertible senior notes, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options and restricted share units is computed using the treasury stock method, and the effect of the convertible senior notes is computed using the as-if-converted method.

Recent accounting pronouncements adopted

On January 1, 2018, the Company adopted Topic 606. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company applied the five step method outlined in Topic 606 to all revenue streams and elected to adopt the standard using the modified retrospective method. Refer to Note 2, Revenue recognition for further details.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU also provides a new measurement alternative for equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of the guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption for certain provisions. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group adopted ASU 2016-01 and ASU 2018-03 under the modified retrospective method in the fiscal year of 2018. The adoption of 2016-01 and ASU 2018-03 did not have a significant impact on the Company’s consolidated results of operations, financial position or cash flows.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group adopted ASU 2016-18 under the retrospective method in the fiscal year of 2018. The adoption of 2016-18 did not have a significant impact on the Company’s cash flows for the years ended December 31, 2016, 2017 and 2018.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group adopted this guidance on January 1, 2018. The adoption did not have significant impact on the Company’s consolidated results of operations, financial position or cash flows.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group will adopt ASU 2016-02 on January 1, 2019 using the modified retrospective method. The Group will elect the package of practical expedients permitted under the transition guidance, which allows the Group to carry forward the historical lease classification and, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to offices and internet data center (“IDC”) facilities will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Group’s consolidated balance sheet. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Company’s balance sheet for certain in-scope operating leases. The Company does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group will adopt ASU 2018-07 on January 1, 2019 using grant date fair value to measure equity-classified nonemployee awards. The Group does not expect that the adoption of ASU 2018-07 will have a significant impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is currently in the process of evaluating the impact of the adoption of ASU 2018-13 on its consolidated financial statements.

In March 2019, the FASB issued ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU 2019-02”) which improves GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of ASC 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Company’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3.	ACQUISITIONS

Acquisition of Tantan Limited

On May 31, 2018, the Group acquired 100% equity interest of Tantan, a leading social and dating app for the younger generation that was founded in 2014. The Group believes that the acquisition of Tantan helps to enrich its product line, expands its user base and strengthens its leading position in China’s open social market.

The consideration consisted of RMB3,930,246 of cash, of which RMB3,460,972 was paid as of December 31, 2018. The consideration also included 5,328,853 newly issued Class A ordinary shares of the Company which were fully issued as of the acquisition date.

Cash consideration	3,930,246
Fair value of ordinary shares issued	784,215

Total consideration	4,714,461

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

3.	ACQUISITION - continued

Acquisition of Tantan Limited - continued

The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

	Indicated Value	Estimated useful lives
	RMB
Net tangible assets:
Cash and cash equivalents and short term investment	154,671
Accounts receivable	20,079
Other current asset	22,833
Property and equipment, net	46,160
Other non-current asset	3,030
Intangible assets
Trade name	640,600	10 years
Technology	26,100	3 years
User base	342,500	5 years
Total assets	1,255,973
Accounts payable	(21,037)
Other current liabilities	(262,533)
Deferred tax liabilities	(252,300)
Goodwill	3,994,358

Total consideration	4,714,461

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The following information summarizes the results of operation attributable to the acquisition included in the Group’s consolidated statement of operations since the acquisition date:

Year ended December 31, 2018
RMB
Net revenue	417,998
Net loss	519,206

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

3.	ACQUISITIONS - continued

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2017 and 2018 assuming that the acquisition of Tantan occurred on January 1, 2017. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Years ended December 31,
	2017	2018
	(Unaudited)	(Unaudited)
	RMB	RMB
Pro forma net revenue	8,887,543	13,511,439

Pro forma net income attributable to ordinary shareholders of Momo Inc.	1,627,664	2,383,646

Pro forma net income per ordinary share - basic	4.13	5.86
Pro forma net income per ordinary share - diluted	3.92	5.50

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Deposit at third-party payment channels (i)	190,238	258,039
Advance to suppliers (ii)	140,022	94,100
Interest receivable	54,920	87,057
Input VAT (iii)	24,164	69,075
Prepaid income tax and other expenses	52,499	55,084
Deferred platform commission cost	27,925	36,189
Advance to game developers	6,012	8,463
Game promotions fees paid on behalf of game developers	17,840	3,069
Others	24,562	9,903

	538,182	620,979

(i)

Deposit at third party payment channels are mainly the cash deposited in certain third party payment channels by the Group for the broadcasters and the gift recipients who received the virtual items to withdraw their revenue sharing and the customer payment to the Group’s account through the third party payment channels.

(ii)	Advance to suppliers were primarily for advertising fees, live video broadcasting service fees and other professional service fees.

(iii)

Input VAT mainly occurred from the purchasing of goods or other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

5.	LONG-TERM INVESTMENTS

	As of December 31,
	2017	2018
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	48,273	64,441
Beijing Autobot Venture Capital L.P. (ii)	55,162	57,392
Hangzhou Aqua Ventures Investment Management L.P. (iii)	84,492	105,289
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iv)	—	20,586
Others (viii)	20,753	21,632

Equity securities without readily determinable fair values
Hunan Qindao Cultural Spread Ltd. (v)	30,000	30,000
Hangzhou Faceunity Technology Limited (vi)	—	70,000
Haining Yijiayi Culture Co., Ltd (vii)	—	25,000
Others (viii)	49,791	53,125

	288,471	447,465

Equity securities without readily determinable fair value were accounted as cost method investments prior to adopting ASC 321. The Group performed impairment analysis for equity method investments, equity securities without readily determinable fair values periodically. Impairment loss of RMB39,283, RMB 30,085 and RMB 43,200 was recorded for the long-term investments during the years ended December 31, 2016, 2017 and 2018, respectively.

(i)

On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000, which had been paid as of December 31, 2017. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2017 and 2018. The Group recognized its share of partnership profit in Jingwei of RMB4,245, RMB11,677 and RMB16,168 during the year ended December 31, 2016, 2017 and 2018, respectively.

(ii)

On February 13, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Beijing Autobot Venture Capital L.P. (“Autobot”). According to the partnership agreement, the Group committed to subscribe 31.9% partnership interest in Autobot for RMB30,000. Autobot had further rounds of financing, of which the Group subscribed for RMB10,000. Due to Autobot’s further round of financing, the Group’s partnership interest was diluted to 26.7% as of December 31, 2017 and 2018. The committed subscription and further round of financing subscription amount, RMB40,000, was paid as of December 31, 2016. The Group recognized its share of partnership profit in Autobot of RMB5,039, RMB8,392 and RMB2,230 during the year ended December 31, 2016, 2017 and 2018, respectively.

(iii)

On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The committed subscription amount had been fully paid as of December 31, 2016. The Group recognized its share of partnership profit in Aqua of RMB14,346, RMB20,709 and RMB20,797 during the years ended December 31, 2016, 2017 and 2018, respectively.

(iv)

On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 6.8% partnership interest for RMB30,000, of which RMB12,000 had been paid as of December 31, 2018. The Group recognized its share of partnership profit in Tianfu of RMB nil, RMB nil and RMB8,586 during the years ended December 31, 2016, 2017 and 2018, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

5.	LONG-TERM INVESTMENTS - continued

(v)

On June 8, 2016, the Group entered into a share purchase agreement to acquire 16.0% preferred shares of Hunan Qindao Cultural Spread Ltd. (“Qindao”) for a total consideration of RMB30,000, which was fully paid off as of December 31, 2017. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. No unrealized holding gains was reported in other comprehensive income for the year ended December 31, 2016. On July 7, 2017, the Group signed a supplemental agreement with Qindao to waive the redemption right. The investment was reclassified to equity security as a result of the supplemental agreement.

(vi)

On January 17, 2018, the Group entered into a preferred share subscription agreement to acquire 10% equity of Hangzhou Faceunity Technology Limited (“Faceunity”) for a total consideration of RMB70,000, which had been paid as of December 31, 2018. As the investment was neither a debt security nor an in-substance common stock, it was accounted as an equity securities without readily determinable fair values and measured at fair value using the measurement alternative.

(vii)

On August 2, 2018, the Group invested in Haining Yijiayi Culture Co., Ltd (“Yijiayi”) and acquired 5% equity for a total consideration of RMB25,000, which had been paid as of December 31, 2018. As the investment was neither a debt security nor an in-substance common stock, it was accounted as an equity securities without readily determinable fair values and measured at fair value using the measurement alternative.

(viii)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Computer equipment	296,559	513,448
Office equipment	79,470	115,048
Vehicles	1,230	3,599
Leasehold improvement	67,440	94,340
Less: accumulated depreciation	(186,002)	(338,868)
Exchange difference	7	(35)

	258,704	387,532

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 were RMB55, 845, RMB78, 885 and RMB148, 238, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

7.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Trade name	—	687,164
Active user	—	367,396
Technology	—	27,997
License	52,433	52,433
Game copyright	2,170	2,170
Less: accumulated amortization and impairment	(6,050)	(99,080)
Exchange difference	—	(1,094)

Net book value	48,553	1,036,986

Amortization expenses and impairment loss charged to the consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 were RMB nil, RMB6,050 and RMB93,030, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
RMB
2019	157,260
2020	157,260
2021	151,121
2022	147,209
2023	104,346
Thereafter	319,790

Total	1,036,986

8.	GOODWILL

	As of December 31, 2018
	Momo	Tantan	Total
	RMB	RMB	RMB
Balance, as of January 1, 2017	—	—	—
Acquisition of other	22,130	—	22,130
Balance, as of December 31, 2017	22,130	—	22,130
Acquisition of Tantan Limited (Note 3)	—	3,994,358	3,994,358
Foreign exchange differences	—	290,341	290,341

Balance, as of December 31, 2018	22,130	4,284,699	4,306,829

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. The Group performed a goodwill impairment analysis as of December 31, 2018. When determining the fair value of both the Momo and Tantan reporting units, the Group used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Momo and Tantan reporting units’ operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment as of December 31, 2018, the fair value of both business reporting units exceeded their carrying value.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accrued payroll and welfare	224,618	302,117
Payable for advertisement	122,211	254,872
Balance of users’ virtual accounts	92,228	112,488
Other tax payables	61,529	99,964
Accrued professional services and rental fee	23,041	38,415
VAT payable	10,040	9,208
Others	37,666	29,646

Total	571,333	846,710

10.	CONVERTIBLE SENIOR NOTES

In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature in on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events.

The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2018, no Notes were converted into the Company’s ADSs.

The Notes bear interest at a rate of 1.25% per year and will be payable semiannually.

As of December 31, 2018, the carrying value of the Notes was RMB 4,877,116. The balance at December 31, 2018 included unamortized issuance costs of RMB107,622. The debt issuance costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the year ended December 31, 2018. Amortization and interest expenses related to the convertible senior notes amounted to RMB38,491 during the year ended December 31, 2018.

The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met, accordingly the bifurcation of the conversion option from the Notes is not required. There is no beneficial conversion feature attributable to the Notes as the set conversion prices for the Notes are greater than the respective fair values of the ordinary share price at date of issuance.

The feature of mandatory redemption upon maturity is clearly and closely related to the debt host and this feature does not need to be bifurcated.

Based on above, the Company accounted for the Notes in accordance with ASC 470, as a single instrument under long-term debt. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

11.	FAIR VALUE

Measured on recurring basis

The Group measures its financial assets and liabilities including cash and cash equivalents at fair value on a recurring basis as of December 31, 2017 and 2018. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

As of December 31, 2017 and 2018, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2017	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	4,462,194	4,462,194	—	—

Total	4,462,194	4,462,194	—	—

	Fair Value Measured as of December 31,
Description	2018	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,468,034	2,468,034	—	—

Total	2,468,034	2,468,034	—	—

Additional information about the reconciliation of the fair value measurement of long-term investments using significant unobservable inputs (level 3) on a recurring basis are is as follows:

RMB
Balance as of December 31, 2016	50,452
Purchase	10,000
Other-than-temporary loss recognized	(30,085)
Reclassification to equity securities without readily determinable fair value (i)	(30,000)
Foreign exchange difference	(367)

Balance as of December 31, 2017	—

Balance as of December 31, 2018	—

(i)

The investment in Qindao was reclassified from long-term investments to equity securities without readily determinable fair value as of result of the waiver of redemption right in July 2017. Please refer to Note 5 for additional information on the reclassification.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

11.	FAIR VALUE - continued

Measured on nonrecurring basis

The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2017 and 2018, the Group performed an impairment test on its equity method investees and recorded an impairment loss of RMB nil and RMB nil, respectively.

Such impairments are considered level 3 fair value measurements because the Group used unobservable inputs such as the management projection of discounted future cash flow and the discount rate.

For goodwill impairment testing, refer to Note 8 for details.

12.	INCOME TAXES

Cayman

In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

BVI

Momo BVI is a tax-exempted company incorporated in the BVI.

The United States (“US”)

Momo US and Tantan US are incorporated in the U.S.A.

In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to the Group’s operation and resulted in a decrease in income tax rate from 35% before January I, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations.

Hong Kong

The Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%.

PRC

In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year which was from 2015 to 2016 followed by a tax rate of 12.5% for the succeeding three years which is from 2017 to 2019.

According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on the historically experience, the Group believes Chengdu Momo will most likely to be qualified as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year 2018. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.

In October 2018, Beijing Santi Cloud Union Technology Co., Ltd. (“Santi Cloud Union”) qualified as a High and New Technology enterprise (“HNTE”). As such, Santi Cloud Union enjoyed a preferential tax rate of 15% from 2018 to 2020. Santi Cloud Union was in accumulated loss position for the year ended December 31, 2018.

The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

12.	INCOME TAXES - continued

PRC - continued

Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax audit on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 to 2017 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2018, at the tax authority’s discretion.

Under the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which satisfies the criteria of “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5% for dividends generated in the PRC. Cayman, where the Company is incorporated, does not have a tax treaty with PRC.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs that are available for reinvestment. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because the relevant subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Additionally, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

12.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group did not retrospectively apply the changes to prior years. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Advertising expense	38,760	221,113
Net operating tax losses carry-forward	25,792	103,060
Impairment on long-term investments and game copyright	2,599	11,336
Accrued expenses	5,466	43,631
Less: valuation allowance	(25,792)	(321,354)

Deferred tax assets, net	46,825	57,786

Deferred tax liabilities:
Intangible assets acquired	12,138	259,247

Deferred tax liabilities, net	12,138	259,247

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

As of December 31, 2018, the tax loss carry-forward for the Company’s subsidiaries domiciled in PRC, VIEs, and VIEs’ subsidiaries amounted to RMB264,709. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire in 2020, if not utilized.

As of December 31, 2018, the tax loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB109,697, which would be carried forward indefinitely and set off against its future taxable profits.

As of December 31, 2018, the tax loss carry-forward for the Company’s subsidiaries domiciled in US amounted to RMB70,055. RMB 61,774 was generated from the years before 2018, which can be carried back two years and forward twenty years. The remaining RMB 8,281 was generated in the year ended December 31, 2018, which can be carried forward indefinitely but cannot be carried back, and can be used to offset only 80 percent of the taxable income.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

12.	INCOME TAXES - continued

PRC - continued

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net income before provision for income tax	990,413	2,549,735	3,439,535
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory tax rate	247,603	637,434	859,884
Permanent differences	(516)	(446)	20,135
Change in valuation allowance	(16,034)	5,990	98,862
Effect of income tax rate difference in other jurisdictions	54,242	80,085	156,136
Effect of tax holidays and preferential tax rates	(250,657)	(278,062)	(435,369)

Provision for income tax	34,638	445,001	699,648

If Beijing Momo IT and Chengdu Momo did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2016, 2017 and 2018, the increase in income tax expenses and resulting net income per share amounts would be as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Increase in income tax expenses	250,657	278,062	435,369
Net income per ordinary share attributable to Momo Inc. - basic	1.87	4.74	5.85
Net income per ordinary share attributable to Momo Inc. - diluted	1.74	4.50	5.59

No significant unrecognized tax benefit was identified for the years ended December 31, 2016, 2017 and 2018. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

13.	ORDINARY SHARES

In 2016, 2017 and 2018, 5,197,032, 9,476,874 and 10,122,318 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 14), respectively.

In May 2018, 5,328,853 ordinary shares were issued as part of consideration for the acquisition of Tantan. See Note 3.

As of December 31, 2018, there were 333,512,014 Class A ordinary shares and 80,364,466 Class B ordinary shares issued and outstanding, par value $0.0001 per share.

14.	SHARE-BASED COMPENSATION

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

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

The following table summarizes the option activity for the year ended December 31, 2018:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of January 1, 2018	26,969,291	0.0536	7.40	328,658

Granted	5,502,868	0.0002
Exercised	(10,028,568)	0.0800
Forfeited	(660,488)	0.0002

Outstanding as of December 31, 2018	21,783,103	0.0296	7.36	258,030

Exercisable as of December 31, 2018	10,227,313	0.0628	5.98	120,807

There were 10,227,313 vested options, and 10,477,208 options expected to vest as of December 31, 2018. For options expected to vest, the weighted-average exercise price was US$0.0002 as of December 31, 2018 and aggregate intrinsic value was US$136,006 and US$124,415 as of December 2017 and 2018, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2016, 2017, and 2018 was US$6.24, US$17.41 and US$17.75, respectively. Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was US$45,581, US$154,233 and US$209,797, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was US$27,171, US$37,979 and US$59,226, respectively.

In July 2016, the Company canceled 187,500 outstanding employee share options granted under the 2014 Plan for one employee. As a result, the Company immediately recognized the unvested compensation cost attributable to the canceled award amounting to RMB10,002 in 2016.

The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model after the Company completed its IPO, with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2016	1.75%~2.70%	10 years	52.5%~55.3%	—	0.0002
2017	2.47%~2.87%	10 years	50.7%~54.0%	—	0.0002
2018	3.16%~3.66%	10 years	50.0%~50.7%	—	0.0002

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company - continued

(1)	Risk-free interest rate

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

The fair value of the ordinary shares is determined as the closing sales price of the ordinary shares as quoted on the principal exchange or system. For employee and executives share options, the Group recorded share-based compensation of RMB186,687, RMB286,119 and RMB377,241 during the years ended December 31, 2016, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

For non-employee share options the Group recorded share-based compensation of RMB20,767, RMB44,277 and RMB14,360 during the years ended December 31, 2016, 2017 and 2018, respectively, based on the fair value at the commitment date and recognized over the period the service is provided.

As of December 31, 2018, total unrecognized compensation expense relating to unvested share options was RMB1,054,778, which will be recognized over a weighted average period of 2.81 years. The weighted-average remaining contractual term of options outstanding is 7.36 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Non-vested restricted shares granted by the Company

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

A summary of non-vested restricted share activity during the years ended December 31, 2016, 2017 and 2018 is presented below:

Number of shares
Outstanding as of January 1, 2016	28,625,378
Granted	—
Modification	—
Vested	(28,625,378)

Outstanding as of December 31, 2016	—

The weighted average grant date fair value of the non-vested restricted shares was US$0.01 per share and the aggregated fair value was US$1,470. The total fair value of non-vested restricted shares vested during the years ended December 31, 2016, 2017 and 2018 was US$286, US$ nil and US$ nil, respectively.

The Company recorded compensation expense of RMB348, RMB nil and RMB nil during the years ended December 31, 2016, 2017 and 2018, respectively, related to non-vested restricted shares.

As of December 31, 2018, total unrecognized compensation expense relating to the non-vested restricted shares was RMB nil.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Restricted share units (“RSUs”) granted by the Company

On December 11, 2014, the Company granted a total of 40,001 shares of RSUs to independent directors under the 2014 Plan. The restricted share units will vest in accordance with the vesting schedule set out in the RSUs award agreement, which is 50% of the RSUs shall vest at the end of every six months since the grant date.

On May 17, 2016, March 7, 2017 and May 2, 2018, the Company further granted 200,000, 100,000 and 100,000 shares of RSUs, respectively, to the independent directors under the 2014 Plan with a vesting period of 4 years.

The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.

The Group recorded share-based compensation of RMB2,295, RMB4,173 and RMB6,609 for RSUs for the years ended December 31, 2016, 2017 and 2018, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.

As of December 31, 2018, total unrecognized compensation expense relating to unvested RSUs was RMB17,979 which will be recognized over a weighted average period of 2.69 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan Limited

In March, 2015, Tantan Limited adopted the 2015 share incentive plan (“2015 Plan”), pursuant to which a maximum aggregate of 1,000,000 shares may be issued pursuant to awards may be authorized, but unissued ordinary shares. The Board of Directors may in its discretion make adjustments to the numbers of shares. In April 2016 and March 2017, the Board of Directors of Tantan approved to adjust the numbers of shares to a maximum aggregate of 2,000,000 and 2,793,812, respectively.

In July, 2018, Tantan Limited adopted the 2018 share incentive plan (“2018 Plan”), pursuant to which the maximum aggregate number of shares which may be issued shall initially be 5,963,674 ordinary shares, plus that number of ordinary shares authorized for issuance under the 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The time and condition to exercise options will be determined by Tantan’s Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination.

Options classified as equity awards

The following table summarizes the option activity for the year ended December 31, 2018:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic value (US$)
Outstanding as of the acquisition date	1,507,488	0.9062	7.07	45,969

Granted	575,629	21.4461
Exercised	—	—
Forfeited	(186,531)	0.7616

Outstanding as of December 31, 2018	1,896,586	7.1544	7.45	35,666

Exercisable as of December 31, 2018	358,281	1.0547	6.48	8,923

There were 358,281 vested options, and 1,353,711 options expected to vest as of December 31, 2018. For options expected to vest, the weighted-average exercise price was US$8.58 as of December 31, 2018 and the aggregate intrinsic value amounted to US$23,534 as of December 31, 2018.

The weighted-average grant-date fair value of the share options granted during the year ended December 31, 2018 was US$14.99. Total intrinsic value of options exercised for the year ended December 31, 2018 was US$ nil. The total fair value of options vested during the year ended December 31, 2018 was US$7,600.

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
During the year ended December 31, 2018	3.58%	10 years	55.4%	—	1.6-25.0

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan Limited - continued

Options classified as equity awards - continued

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

Tantan Limited used the original contractual term.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by Tantan Limited based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Tantan Limited’s board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

For share options classified as equity awards, Tantan Limited recorded share-based compensation of RMB94,977 during the year ended December 31, 2018 , based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.

As of December 31, 2018, total unrecognized compensation expense relating to unvested share options was RMB236,053 which will be recognized over a weighted average period of 2.79 years. The weighted-average remaining contractual term of options outstanding is 7.45 years.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan Limited - continued

Options classified as liability awards

In August 2018, Tantan Limited granted 3,578,205 share options to its founders under the 2018 Plan. The founders have the right to request Tantan Limited to redeem for cash the vested options upon the termination of the founders’ employment at a price based on a fixed equity value of Tantan Limited. Therefore, the awards are classified as liability on the consolidated balance sheet due to their cash settlement feature. The options include a four years vesting condition whereas options vest ratably at the end of each year. Accordingly, the awards are re-measured at each reporting date with a corresponding charge to stock-based compensation expense and are amortized over four years. The share options also include a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance conditions. As of December 31, 2018, the Group assessed and concluded that it is not probable that the achievement of the performance condition will be met prior to the end of the four years vesting term.

No liability classified options were vested, and 3,578,205 options were outstanding and expected to vest as of December 31, 2018. For options expected to vest, the weighted-average exercise price was US$0.002 and the aggregate intrinsic value amounted to US$92,883 as of December 31, 2018. The weighted-average grant-date fair value of the share options granted for the year ended December 31, 2018 was US$37.15.

The fair value of each option granted was estimated using the binomial tree pricing model with the following assumptions used during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
During the year ended December 31, 2018	3.39%~3.58%	10 years	55.4%~55.6%	—	0.002

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

Tantan Limited used the original contractual term.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by Tantan Limited based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Board of Directors of Tantan Limited.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

14.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan Limited - continued

Options classified as liability awards - continued

For share options classified as liability awards, Tantan Limited recorded share-based compensation of RMB86,778 during the year ended December 31, 2018, based on the fair value at the grant date and adjusted subsequently at each reporting dates.

As of December 31, 2018, total unrecognized compensation expense relating to unvested share options was RMB818,092, which is expected to be recognized over a weighted average period of 3.62 years. Total unrecognized compensation expenses and recognition period may be adjusted for future changes in estimated forfeitures, and the probability and time of achieving the performance condition .The weighted-average remaining contractual term of options outstanding is 9.62 years.

15.	NET INCOME PER SHARE

For the year ended December 31, 2016, the Group determined that the nonvested restricted shares are participating securities as the holders of the nonvested restricted shares have a nonforfeitable right to receive dividends with all ordinary shares but the nonvested restricted shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and nonvested restricted shares according to the participation rights in undistributed earnings.

The calculation of net income per share is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income attributable to Momo Inc.	978,969	2,148,098	2,815,775
Undistributed earnings allocated to participating nonvested restricted shares	(21,550)	—	—

Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	957,419	2,148,098	2,815,775

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

15.	NET INCOME PER SHARE - continued

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	377,335,923	394,549,323	407,009,875
Weighted average shares used in computing net income per participating nonvested restricted share	8,493,244	—	—

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	407,041,165	415,265,078	433,083,643	(i)

Net income per ordinary share attributable to Momo Inc. - basic	2.54	5.44	6.92
Net income per participating nonvested restricted share	2.54	—	—

Net income per ordinary share attributable to Momo Inc. - diluted	2.41	5.17	6.59

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2016, 2017 and 2018, because their effect is anti-dilutive:

	For the years ended December 31,
	2016	2017	2018
Share issuable upon exercise of share options	152,500	768,266	1,117,334
Share issuable upon exercise of RSUs	50,000	—	—

(i)

The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities. For the year ended December 31, 2016, an incremental weighted average number of 7,155,060 nonvested restricted shares and an incremental weighted average number of 22,550,182 ordinary shares from the assumed exercise of share options and vesting of RSUs using the treasury stock method were included.

For the year ended December 31, 2017, an incremental weighted average number of 20,715,755 ordinary shares from the assumed exercise of share options and RSUs were included.

For the year ended December 31, 2018, an incremental weighted average number of 14,821,852 ordinary shares from the assumed exercise of share options and RSUs and an incremental weighted average number of 11,251,916 ordinary shares resulting from the assumed conversion of convertible senior notes were included.

16.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2022 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB31,554, RMB58,861 and RMB78,713, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2018 were as follows:

RMB
2019	99,133
2020	82,697
2021	26,980
2022	8,633

Total	217,443

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

16.	COMMITMENTS AND CONTINGENCIES - continued

Investment commitments

The Group was obligated to subscribe RMB30,001 and RMB47,500 for partnership interest and equity interest of certain long-term investees under various arrangements as of December 31, 2017 and 2018, respectively.

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Hangzhou Alimama Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou UC Network Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Aijiuyou Informational Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Alibaba Cloud Computing Ltd. (i)	Affiliates of a Major Shareholder
Taobao (China) Software Co., Ltd. (i)	Affiliates of a Major Shareholder
Zhejiang Tmall Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Hangzhou Yihong Advertisement Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Jianyue Information Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Shanghai Xisue Network Technology Co., Ltd.	Affiliate of a long-term investee
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of a long-term investee
Hunan Qindao Cultural Spread Ltd.	Long-term investee
Shanghai Touch Future Network Technology Co., Ltd.	Long-term investee
Beijing Shiyue Haofeng Media Co. Ltd.	Long-term investee

(i)	The parent company of these entities ceased to be a major shareholder of the Group in November 2017.

(1)	Amount due from related parties-current

	As of December 31,
	2017	2018
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (ii)	33,460	—

Total	33,460	—

(ii)	The amount of RMB33,460 as of December 31, 2017 represented the advance payment of revenue sharing of live video service made to Hunan Qindao Network Media Technology Co., Ltd.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

17.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amount due to related parties - current

	As of December 31,
	2017	2018
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	32	43,178
Amount due to ordinary shareholders (iv)	37,572	39,704
Others	156	66

Total	37,760	82,948

(iii)	The amount of RMB43,178 as of December 31, 2018 primarily represented the unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

(iv)	The amount of RMB37,572 and RMB39,704 as of December 31, 2017 and 2018 primarily included the unpaid repurchase amount by the Group to its ordinary shareholders.

(3)	Sales to related parties

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Hangzhou Yihong Advertisement Co., Ltd. (v)	—	17,659	—
Hangzhou Alimama Technology Co., Ltd. (v)	273	2,309	—
Guangzhou Aijiuyou Informational Technology Co., Ltd. (vi)	2,660	1,242	—
Zhejiang Tmall Technology Co., Ltd. (v)	5,462	500	—
Shanghai Xisue Network Technology Co., Ltd. (v)	5,981	—	—
Taobao (China) Software Co., Ltd. (v)	1,698	—	—
Others	61	12	—

Total	16,135	21,722	—

(v)	The sales to related parties represented mobile marketing services provided.

(vi)	The sales to related parties represented mobile game revenue generated through those game operating companies.

(4)	Purchase from related parties

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (vii)	26,759	139,406	429,345
Beijing Shiyue Haofeng Media Co., Ltd. (vii)	—	—	2,005
Alibaba Cloud Computing Ltd. (viii)	22,534	74,705	—
Hunan Qindao Cultural Spread Ltd. (vii)	—	61,676	—
Taobao (China) Software Co., Ltd.	2,169	2,283	—
Guangzhou Jianyue Information Technology Co., Ltd.	—	803	—
Shanghai Touch Future Network Technology Co., Ltd.	2,335	—	—

Total	53,797	278,873	431,350

(vii)

The purchases from Hunan Qindao Network Media Technology Co., Ltd., Beijing Shiyue Haofeng Media Co., Ltd. and Hunan Qindao Cultural Spread Ltd. mainly represent the revenue sharing with talent agencies of live video service.

(viii)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

18.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

During the years ended December 31, 2016 and 2017, the Group operated and managed its business as a single reporting segment, which included the provision of live video service, value-added services, mobile marketing services, mobile games and other services. The Group did not have discrete financial information of costs and expenses between various services in its internal reporting, and reported costs and expenses by nature as a whole. Therefore, the Group had one operating segment. During the year ended December 31, 2018, as a result of the Tantan acquisition discussed in Note 3, the Group determined that Tantan met the criteria for separate reportable segment given its financial information is separately reviewed by the Group’s CEO. Additionally, the Group started its entertainment business that included TV content production through one of its subsidiary QOOL, for which the Group’s CEO started to review discrete financial information. As a result, the Group determined that for the year ended December 31, 2018, it operated in three operating segments namely Momo, Tantan and QOOL. Momo’s services mostly include live video services, value-added service, mobile marketing services and mobile games derived from the Momo’s platform. Tantan’s services mostly include value-added services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, operating income and net income. Prior to Tantan acquisition, Tantan’s financial information was not consolidated to the Group’s financial statements, therefore Tantan’s service lines do not have comparable financial information in 2016 and 2017. QOOL started its entertainment business since 2017 and the comparable financial information in 2016 and 2017 account for an insignificant portion to the Group’s consolidated financial statements. Net revenues, operating cost and expenses, operating income, and net income by segment for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31, 2016
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	3,707,358	—	—	3,707,358
Cost and expenses:
Cost of revenues	(1,619,327)	—	—	(1,619,327)
Research and development	(208,647)	—	—	(208,647)
Sales and marketing	(647,238)	—	—	(647,238)
General and administrative	(259,712)	—	—	(259,712)

Total cost and expenses	(2,734,924)	—	—	(2,734,924)

Other operating income	2,659	—	—	2,659

Income from operations	975,093	—	—	975,093
Interest income	54,603	—	—	54,603
Impairment loss on long-term investments	(39,283)	—	—	(39,283)
Income tax expense	(34,638)	—	—	(34,638)
Share of income on equity method investments	23,194	—	—	23,194

Net income	978,969	—	—	978,969

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

18.	SEGMENT INFORMATION - continued

	For the year ended December 31, 2017
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	8,884,823	—	1,567	8,886,390
Cost and expenses:
Cost of revenues	(4,373,377)	—	—	(4,373,377)
Research and development	(346,144)	—	—	(346,144)
Sales and marketing	(1,457,658)	—	(9,718)	(1,467,376)
General and administrative	(417,866)	—	(4,139)	(422,005)

Total cost and expenses	(6,595,045)	—	(13,857)	(6,608,902)

Other operating income	156,764	—	—	156,764

Income (loss) from operations	2,446,542	—	(12,290)	2,434,252
Interest income	145,568	—	—	145,568
Impairment loss on long-term investments	(30,085)	—	—	(30,085)
Income tax expense	(445,001)	—	—	(445,001)
Share of income on equity method investments	39,729	—	—	39,729

Net income (loss)	2,156,753	—	(12,290)	2,144,463

	For the year ended December 31, 2018
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	12,812,421	417,998	178,002	13,408,421
Cost and expenses:
Cost of revenues	(6,572,954)	(174,858)	(435,085)	(7,182,897)
Research and development	(614,064)	(146,580)	—	(760,644)
Sales and marketing	(1,269,493)	(520,161)	(22,608)	(1,812,262)
General and administrative	(472,057)	(121,887)	(46,079)	(640,023)

Total cost and expenses	(8,928,568)	(963,486)	(503,772)	(10,395,826)

Other operating income	252,458	173	1,066	253,697

Income (loss) from operations	4,136,311	(545,315)	(324,704)	3,266,292
Interest income	268,583	4,285	78	272,946
Interest expense	(56,503)	—	—	(56,503)
Impairment loss on long-term investments	(43,200)	—	—	(43,200)
Income tax expense	(716,729)	21,824	(4,743)	(699,648)
Share of income on equity method investments	48,660	—	—	48,660

Net income (loss)	3,637,122	(519,206)	(329,369)	2,788,547

19.	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB60,403, RMB95,150 and RMB166,998 for the years ended December 31, 2016, 2017 and 2018, respectively.

MOMO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(in thousands, except share data)

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Group’s subsidiaries and VIEs located in the PRC, being foreign invested enterprises established in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of our subsidiaries, our affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate at least 10% of their after tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.

The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB119,308, RMB185,270 and RMB5,194 for the years ended December 31, 2016, 2017 and 2018.

Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs and VIEs’ subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB677,213, RMB862,484 and RMB1,477,339 as of December 31, 2016, 2017 and 2018, respectively.

21.	SUBSEQUENT EVENTS

Special cash dividend

On March 12, 2019, the Company declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The cash dividend will be paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend date will be April 4, 2019. The aggregate amount of cash dividends to be paid is approximately US$128 million, which will be funded by surplus cash on the Company’s balance sheet.

Newly granted share options and RSUs

In April 2019, the Company granted 3,219,296 share options to its employees and executives with an exercise price of $0.0002 per share and 130,000 RSUs to its directors, with the vesting period of four years. The Group is in the process of finalizing the fair value assessment.