Form 20-F
period 2019-12-31
Momo Inc.
filed 2020-04-28
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
 20-F

(
Mark One
)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
20
th
Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People’s Republic of China
(Address of principal executive offices)
Jonathan Xiaosong Zhang, Chief Financial Officer
Telephone:
+86-10-5731-0567
Email: ir@immomo.com
20
th
Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing two Class A ordinary share, par value US$0.0001 per share)	MOMO	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
336,914,844 Class A ordinary shares and 80,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒
  Yes

☐
  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐
  Yes
☒
  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒
  Yes
☐
  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒
  Yes
☐
  No
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
  Yes
☐
  No
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
☐

Item 17
☐

Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
 12b-2
of the Exchange Act).
☐

Yes    ☒

No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐

Yes
☐

No

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

•	“Momo Inc.,” “we,” “us,” “our company,” or “our” refers to our holding company Momo Inc., its subsidiaries and its consolidated affiliated entities and their subsidiaries;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of China.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues (1)	843,119	3,707,358	8,886,390	13,408,421	17,015,089	2,444,065
Cost and expenses (2)
Cost of revenues	(190,900)	(1,619,327)	(4,373,377)	(7,182,897)	(8,492,096)	(1,219,813)
Research and development expenses	(146,292)	(208,647)	(346,144)	(760,644)	(1,095,031)	(157,291)
Sales and marketing expenses	(330,883)	(647,238)	(1,467,376)	(1,812,262)	(2,690,824)	(386,513)
General and administrative expenses	(144,135)	(259,712)	(422,005)	(640,023)	(1,527,282)	(219,380)

Total cost and expenses	(812,210)	(2,734,924)	(6,608,902)	(10,395,826)	(13,805,233)	(1,982,997)

Other operating income	4,474	2,659	156,764	253,697	344,843	49,534
Income from operations	35,383	975,093	2,434,252	3,266,292	3,554,699	510,602

	Year Ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in thousands, except share and share-related data)
Interest income	49,037	54,603	145,568	272,946	407,542	58,540
Interest expense	—	—	—	(56,503)	(78,611)	(11,292)
Impairment loss on long-term investments	—	(39,283)	(30,085)	(43,200)	(15,711)	(2,257)

Income before income tax and share of income on equity method investments	84,420	990,413	2,549,735	3,439,535	3,867,919	555,593
Income tax expenses	(561)	(34,638)	(445,001)	(699,648)	(883,801)	(126,950)

Income before share of income (loss) on equity method investments	83,859	955,775	2,104,734	2,739,887	2,984,118	428,643
Share of income (loss) on equity method investments	2,375	23,194	39,729	48,660	(23,350)	(3,354)
Net income	86,234	978,969	2,144,463	2,788,547	2,960,768	425,289
Less: net loss attributable to non-controlling interest	—	—	(3,635)	(27,228)	(10,122)	(1,454)

Net income attributable to Momo Inc.	86,234	978,969	2,148,098	2,815,775	2,970,890	426,743

Net income attributable to ordinary shareholders	86,234	978,969	2,148,098	2,815,775	2,970,890	426,743

Net income per share attributable to ordinary shareholders
Basic	0.23	2.54	5.44	6.92	7.15	1.03
Diluted	0.21	2.41	5.17	6.59	6.76	0.97
Weighted average shares used in computing net income per ordinary share
Basic	342,646,282	377,335,923	394,549,323	407,009,875	415,316,627	415,316,627
Diluted	401,396,548	407,041,165	415,265,078	433,083,643	451,206,091	451,206,091

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in thousands)
Live video service	7,846	2,534,604	7,429,906	10,709,491	12,448,131	1,788,062
Value-added service	367,405	449,781	695,798	1,883,150	4,105,963	589,785
Mobile marketing	245,337	441,644	514,279	500,321	331,822	47,663
Mobile games	195,411	236,238	241,388	130,392	92,451	13,280
Other services	27,120	45,091	5,019	185,067	36,722	5,275

Total	843,119	3,707,358	8,886,390	13,408,421	17,015,089	2,444,065

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in thousands)
Cost of revenues	5,772	18,521	13,547	21,661	23,972	3,443
Research and development expenses	22,046	37,455	59,190	152,806	175,053	25,145
Sales and marketing expenses	23,767	39,139	79,032	142,927	196,311	28,198
General and administrative expenses	57,857	115,724	183,204	263,419	1,012,896	145,493

Total	109,442	210,839	334,973	580,813	1,408,232	202,279

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015 RMB	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2019 US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,097,783	1,788,268	4,462,194	2,468,034	2,612,743	375,297
Total assets	3,511,985	5,344,283	8,471,188	18,965,538	22,483,681	3,229,577
Total liabilities	477,871	942,289	1,719,088	7,942,679	8,764,899	1,258,997
Total equity	3,034,114	4,401,994	6,752,100	11,022,859	13,718,782	1,970,580

Changing in Reporting Currency
Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Effectively from the fourth quarter of 2018, we changed our reporting currency from U.S. dollar to RMB. The change in reporting currency is to improve investors’ ability to evaluate our financial results against other comparable publicly traded companies in the industry. Prior to the fourth quarter of 2018, we reported our annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in U.S. dollar. In this annual report, the financial results for the year ended December 31, 2019 are stated in RMB. The related financial statements prior to the fourth quarter of 2018 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the year ended December 31, 2019.
Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise stated, all translations of RMB into U.S. dollars were made at the rate at RMB6.9618 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.
D.	Risk Factors

Risks Related to Our Business and Industry
If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.
The size of our user base and the level of our user engagement are critical to our success. Although our MAUs generally grew over time since our inception, there were times when our user base failed to grow. There is no guarantee that our MAUs will continue to grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo mobile application is no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:
•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of the number of smartphone users in China stalls.

If we are unable to grow our user base or enhance user engagement, our platform will become less attractive to our users, customers and platform partners, which would have a material and adverse impact on our business and operating results.
We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits.
As online social networking and online entertainment industries in China are relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2016, 2017, 2018 and 2019. The services that we currently provide, including live video services, value-added services (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 73.2%, 24.1%, 2.0%, 0.5% and 0.2%, respectively, of our net revenues in 2019. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. In 2018, we co-produced
a TV variety show. In addition, compared to Momo, Tantan is at an earlier stage of monetization. In 2018, Tantan launched membership subscriptions and some other premium features on a pay-per-use
basis. In 2019, Tantan introduced Quick Chat, which has services based on both the subscription model and the pay-per-use
model. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.
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
In September 2015, we launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show
virtual items. We have achieved initial success for this service, which contributed RMB7,429.9 million, RMB10,709.5 million and RMB12,448.1 million (US$1,788.1 million) to, or 83.6%, 79.9% and 73.2% of, our net revenues in 2017, 2018 and 2019, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve the level of profitability based on the virtual items-based revenue model, as we have limited experience in operating such service. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show
virtual items.

Although we believe we have a large and diversified pool of talented broadcasters, talent agencies as well as paying users and have entered into multi-year exclusivity agreements with popular broadcasters and talent agencies, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, if we are unable to negotiate acceptable business terms with popular broadcasters or talent agencies, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video service and achieve or maintain the level of revenues and profitability as we currently anticipate. Broadcasters provide live video service on our platform as an individual or as a member of a talent agency. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. However, under our current arrangements with our broadcasters and talent agencies, we share with them a portion of the revenues we derive from the sales of in-show
virtual items in our live video service. Payments of revenue sharing to broadcasters and talent agencies for our live video service constitute a major portion of our cost of revenues. If we are required to share a larger portion of our revenues with the broadcasters and talent agencies for competition purpose, our results of profitability may be adversely impacted.
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
In China, we market our services under the brands “
陌陌
” or “Momo” and “
探探
” or “Tantan.” Our
business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.
In addition, people may not understand the value of our platform, and there may be a misperception that Momo is used solely as a tool to randomly meet or date strangers. Convincing potential new users, customers and platform partners of the value of our services is critical to increasing the number of our users, customers and platform partners and to the success of our business.
Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by PRC regulatory authorities and may subject us to penalties and other serious consequences.

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
On December 15, 2019, the Cyberspace Administration of China released the Provisions on Ecological Governance of Network Information Content, or PEGNIC, which came into force on March 1, 2020. The PEGNIC is one of the latest regulations governing the distribution of information over the internet and wireless telecommunications networks in which it classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take relevant measures to prevent and resist the production and distribution of undesirable information. PEGNIC further clarifies the duties owed by the internet content providers in preventing the display of content that against the PEGNIC, such as obligations to improve the systems for users registration, accounts management, information release review, follow-up
comments review, websites ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.
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
Regulatory authorities may conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance
incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. We have been subject to administrative measures for the content posted or displayed on our platforms, which has negatively affected our business operations and financial results. During the period from late April to early May 2019, several mobile application stores in China removed the Tantan mobile application on direction of governmental authorities in China. In response, we communicated with the relevant government authorities and conducted a comprehensive internal review of the content in the Tantan mobile application and undertook other measures necessary to stay in full compliance with all relevant laws and regulations. As a result, Tantan’s download and payment services were fully restored by July 15, 2019. We cannot guarantee that such inspections and administrative measures will not happen again in the future, the occurrence of which will adversely affect our business, financial condition and results of operations.
We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, staying in compliance with relevant regulatory requirements may result in limitation to our scope of service, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. In order to comply with relevant regulatory requirements, we temporarily suspended the ability of users to post social newsfeeds on our platforms between May 11, 2019 and June 11, 2019 as part of our internal measures to strengthen our content screening efforts. Such service suspension has negatively affected our business operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.

Our acquisition of Tantan, and the subsequent integration of Tantan into our business, creates significant challenges which may affect our ability to realize the benefits of the acquisition and have a material adverse effect on our business, reputation, results of operations and financial condition.
In May 2018, we completed the acquisition of Tantan, a Chinese social and dating app for approximately 5.3 million newly issued Class A ordinary shares of our company and US$613.2 million in cash. While we currently expect Tantan to remain a stand-alone brand and to largely operate independently, the process of integrating certain aspects of Tantan’s operations into our own operations is still continuing and could result in unforeseen operating difficulties, divert significant management attention and require significant resources that would otherwise have been available for the ongoing development of our existing operations. Challenges and risks from the Tantan acquisition include, among others:
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
Our business, financial condition and results of operations may be adversely affected by the
COVID-19
outbreak.
The recent outbreak of a novel strain of coronavirus, now named as
COVID-19,
has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the
COVID-19
a pandemic.
The vast majority our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely affected, to the extent that
COVID-19
harms the Chinese economy in general. In the event that this pandemic cannot be effectively and timely contained, many of our users may not be able to leave their hometown and may delay their time to get back to the big cities for work due to quarantine measures. In addition, the prolonged social distancing control and the associated decline in outdoor activities may also significantly limit our users’ urge to use services from social network platforms, such as our Momo and Tantan mobile applications. Consequently, our user growth may be depressed and our user retention and engagement may be negatively impacted. In addition, the economic impact of
COVID-19
may also cause the sentiment, willingness and ability to spend of our paying users, especially our high paying users, to deteriorate. All of these factors may lead to a negative impact on our financial performance generally.

Since our headquarters and principal service development facilities are located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations, this outbreak of
COVID-19
in China has caused temporary closures of our offices, adjustment of operation hours and work-from-home requirements in our headquarters and other offices in China. We have taken measures to reduce the impact of the
COVID-19
outbreak, including mandatory social distancing requirements in the workplace (such as adding more space between cubicles), regular temperature checks and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. At the time of this annual report, a significant portion of our workforce is still not able to work in office.
The duration of the business disruption and the resulting reduced productivity and user engagement and financial impact will likely negatively affect our financial results for fiscal year 2020, and their impact on our financial performance for the period beyond fiscal year 2020 cannot be reasonably estimated at this time. At the time of this filing, many cases have been confirmed in countries outside of China, which include the United States and Malaysia, the two foreign countries where we lease offices. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.
We face risks related to health epidemics and natural disasters.
In addition to the impact of
COVID-19,
our business could be adversely affected by the effects of natural disasters, other health epidemics or other public safety concerns affecting the PRC. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having
COVID-19,
H1N1 flu, H7N9 flu, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the mobile internet industry in particular.
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
The mobile social and dating industry in China is evolving and competitive, and has experienced a consistent stream of new products and market entrants within recent years. Tantan’s competitors may hold stronger competitive positions in certain geographical regions or with certain user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer features and services that are more appealing to current users and potential users than our features and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities.
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
Tantan is a relatively new mobile social and dating app with a limited operating history and track record of monetization of its services. The success of the Tantan acquisition will be significantly affected by our ability to continue to grow the monetization of Tantan. However, we may be unable to do so due to, among other reasons,
COVID-19’s
negative impact on Tantan’s user retention and engagement, Tantan’s users ceasing to use mobile technology for dating and socializing, Tantan’s users opting to forgo paid services on the app, perceived or actual privacy concerns, the introduction of new regulations on the use and monetization of user data, any interruption of Tantan’s business operations from the inspection and administrative measures taken by relevant governmental authorities, and the introduction of competition offering services at lower cost or additional or different features. If we are unable to successfully monetize Tantan’s business, we may be unable to achieve the expected benefits of the Tantan acquisition, which could have a material adverse effect on our business, reputation, results of operations and financial condition.
Tantan’s growth and profitability rely, in part, on its ability to attract and retain users, which involves considerable expenditure. Any failure in these efforts could adversely affect our business, financial condition and results of operations.
Tantan commenced monetization of its business in July 2017, and historically has not been profitable. In order to continue to grow its business and eventually become profitable, Tantan will need to continue to attract and retain users for Tantan’s app, which will involve considerable expenditures and possibly the timely containment of
COVID-19.
Historically, Tantan has had to increase its selling and marketing expenses over time in order to attract and retain users and sustain its growth in users.
Tantan’s marketing expenditures consist primarily of investments in paid marketing channels to acquire more users and drive traffic to the app. To continue to reach potential users and grow the Tantan business, we must identify and devote more of Tantan’s overall marketing expenditures to new and evolving marketing channels, which may include mobile and virtual platforms. The opportunities in and sophistication of newer marketing channels generally are relatively undeveloped and unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, results of operations and financial condition.
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
Our mobile marketing services generated 5.8%, 3.7% and 2.0% of our revenues in 2017, 2018 and 2019, respectively. Currently our mobile marketing services primarily comprise in-feed
marketing solutions and brand-oriented display ads. As is common in the industry, our marketers do not have long-term advertising commitments with us. Many of our marketers spend only a relatively small portion of their overall advertising budgets with us. In addition, marketers may view some of our products as experimental and unproven. Marketers may not continue to do business with us, or they may advertise with us based on terms unfavorable to us, if we do not deliver our marketing solutions in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. For example, failure to maintain or increase the quantity or quality of ads shown to users, or a decrease in user engagement may cause marketers to reduce or cease their spending on our mobile marketing services.
We may not be able to remain profitable, and the consolidation of the results of operations of Tantan with ours may negatively impact our financial performance and results of operations.
We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications and our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully, as well as our ability to successfully monetize Tantan’s operations. In addition, our ability to sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, live video services, mobile marketing services, and mobile games in China. We may again incur losses in the near future due to our continued investments in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Furthermore, we completed our acquisition of Tantan in May 2018, and consolidated Tantan’s results starting in the second quarter of 2018. Tantan commenced monetization of its business in July 2017 and has not been profitable historically. If Tantan continues to incur losses, this may also affect our ability to remain at our current profitability level. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.
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

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Additionally, California recently enacted legislation that has been dubbed the first “GDPR-like” law in the U.S. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. With some other conditions, the CCPA requires companies “doing business in California” to follow the CCPA. However, the phrase “doing business in California” is not defined in the CCPA. With reference to the California tax code, the phrase “doing business in California” is described as “
actively
engaging in any transaction for the purpose of financial or pecuniary gain or profit.” We are currently not actively doing business in California, and thus, there is still uncertainty regarding whether the CCPA will apply to us. If further interpretations or court decisions render us “doing business in California,” the CCPA will apply to us and it may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. On January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued an Announcement on the Special Administration of Collection and Use of Personal Information by Apps, or the SACUPIA, to carry out a nationwide special campaign against Apps collecting and using personal information in violation of laws and regulations from January to December 2019. The SACUPIA states that App operators shall only collect and use personal information in strict accordance with their responsibilities and obligations as prescribed in the PRC Cyber Security Law, as effective as of June 1, 2017, be responsible for the security of the personal information obtained, take effective measures to strengthen personal information protection and not collect any personal information irrelevant to the services provided. Specifically, when collecting personal information, the App operators are required to present the rules for collection and use of personal information in an easy-to-understand
and straightforward manner, which shall be subject to the consent of users at their sole discretion; it is not allowed to force users to make authorization in a disguised manner by acquiescence, binding, termination of installation and use or other means, nor collect or use their personal information in violation of laws and regulations or agreements with users. Failure to comply with the aforesaid requirements may subject the App operator concerned to taking relevant rectification measures within a statutory period, cessation of relevant business operation, or revocation of relevant permits or business license. Moreover, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Offices of the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Notice of the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations which listed six categories of acts that may be determined as failing to comply with the laws and regulations. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
We cannot guarantee that our mobile applications, including Momo and Tantan, in their current versions or any future updates to our mobile applications will be considered compliant with PRC data privacy laws. If any of our mobile applications is ultimately considered not compliant with PRC data privacy laws, we shall update such mobile application, may further be subject to penalties and other administrative actions, and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects. For example, in July 2019, the Personal Information Protection Task Force on Apps, an administrative task force in the PRC founded to review mobile apps for their compliance with PRC data privacy laws, issued a notice of criticism directed at several mobile apps including our Tantan mobile application. The notice of criticism stated that our Tantan mobile application violated Article 41 of the PRC Cyber Security Law by demanding users to grant authority to access excessive amount of personal information in exchange for being allowed to install and use the mobile app. Since the publication of the notice of criticism, we have updated our Tantan mobile application to address all of the issues brought up in the notice.

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
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. See also “Item 4. Information on the Company—B. Business Overview.” Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The legal regime relating to the recognition and enforcement of intellectual property rights in China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in China may progress slowly, during which time infringement may continue largely unimpeded.
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
Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We have faced, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. For example, on October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that
Xiaoyao Xiyou
, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of
Xiaoyao Xiyou
filed an appeal to the Guangzhou Intellectual Property Court. On September 27, 2018, Guangzhou Intellectual Property Court ruled a civil judgement of final-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB4.0 million (US$0.6 million) to the plaintiff. We paid the compensation in full to the plaintiff on October 10, 2018. The plaintiff filed a re-trial
application with the Guangdong Provincial Higher People’s Court for revoking the civil judgement of final-instance ruled by the Guangzhou Intellectual Property Court and remaining the civil judgement of first-instance ruled by the Guangzhou Tian He People’s Court. The re-trail
hearing has yet to be carried out as of the date of this annual report. On February 20, 2019, we were served four civil complaints by Shenzhen Intermediate People’s Court in which the plaintiff claimed that our application infringed upon the plaintiff’s four patents. The plaintiff demanded that we cease the infringement and compensate its loss and legal costs totaling approximately RMB4.0 million (US$0.6 million) in relation to the four patents under the four complaints. We have filed an application for invalidation of one of the plaintiff’s patents to the National Intellectual Property Administration of the PRC and obtained the invalidation decision of such patent on June 24, 2019. As of the date of this annual report, all four complaints have been withdrawn by the plaintiff. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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
Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. Web traffic in China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to keep up with the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

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
As the number of our users increases and our users generate more content on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our mobile application in a timely fashion, or at all, our user experience may be compromised and the users may seek other mobile social networking tools to meet their needs, and may not return to our platform or use our services as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.
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
The respective number of monthly active users and paying users of Momo and Tantan is calculated using internal company data that has not been independently verified. While these metrics are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our active and paying users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our monthly active users and paying users may not accurately reflect the actual number of people using Momo and Tantan, or paying for their services.
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
We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. As of March 31, 2020, options to purchase 28,769,414 Class A ordinary shares (excluding those already forfeited) had been granted under the 2012 Plan, 5,085,878 of which remained outstanding. In addition, as of March 31, 2020, options to purchase 28,856,013 Class A ordinary shares (excluding those already forfeited and cancelled) and 570,001 restricted share units had been granted under the 2014 Plan, of which 18,570,895 options remained outstanding and 211,250 restricted share units remained outstanding. As of March 31, 2020, options to purchase an aggregate of nil shares of Momo BVI under the BVI Plan remained outstanding. As of March 31, 2020, there were 28,622,825 ordinary shares of Tantan outstanding, and options to purchase 5,782,934 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 22,839,891 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB618.3 million, RMB441.3 million and RMB333.5 million in 2020, 2021, and after 2021, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2019. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through a number of our consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate the business.
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

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.
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
Under PRC laws and regulations, a foreign-invested enterprise in the PRC, such as Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, any company, including a foreign-invested enterprise is required to set aside 10% of its after-tax
profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reach 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), the company shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of a foreign-invested enterprise, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax
profits based on PRC accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
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
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. Further to the Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, which took effect on January 1, 2020. The Foreign Investment Law and its implementing regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to the investment activities in China directly or indirectly conducted by foreign individuals, enterprises or other entities. The Foreign Investment Law and its implementing regulations stipulate three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, the Foreign Investment Law provides a catch-all
provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations, or other methods prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it would be uncertain as to whether foreign investment via contractual arrangements would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements would be regulated. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether such actions can be timely completed, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.
The internet and mobile industries in China are highly regulated. Beijing Momo Technology Co., Ltd., or Beijing Momo, and its subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to, the National Radio and Television Administration, or NRTA, the General Administration of Press and Publication, or GAPP, the Ministry of Culture and Tourism, or MCT, the MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.
We have obtained the ICP licenses for provision of internet information services and operation of online games and the internet audio/video program transmission license for our live video service. These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. In addition, we cannot assure you that we will be able to secure any additional licenses that we may need to conduct our operations.
We are also required to obtain an internet publishing license from GAPP in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. We have entered into several cooperation agreements with entities holding the internet publishing license in order to publish online games. Each mobile game is also required to be approved by GAPP prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the GAPP for all of the 5 games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business. If we fail to complete, obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.
Failure to complete, obtain or maintain any of the required licenses or approvals has resulted in, and may in the future result in, us being subjected to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.
Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit or pornographic information or content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. The competent government authorities, including the Cyberspace Administration of China, the MIIT and the Ministry of Public Security, may crack down on illicit and pornographic information and content in the internet information services industry from time to time. Applicable sanctions, including fines, revocation of online publishing and online video licenses, and criminal prosecution, may be imposed on the provider of such information or content or its responsible officers.
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
Our revenues are substantially generated in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. In addition, the impact of
COVID-19
on the Chinese economy in 2020 is likely to be severe. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
COVID-19
had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.
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
non-PRC
holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident
investors. On April 30, 2009, the Ministry of Finance, or the MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, to enhance the scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident
enterprise. Moreover, the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises issued by the SAT on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, provides that, where a non-resident
enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident
enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize
the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident
enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.
On February 3, 2015, the SAT issued a Public Notice 2015 No. 7, or Public Notice 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 replaced and superseded, among other circulars, Circular 698, and further clarifies the practice and procedures of the withholding of non-resident
enterprise income tax. Where a
non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which constitutes an Indirect Transfer, the non-resident
enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority.

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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 and the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, promulgated on August 3, 2008 and amended on September 18, 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeds RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Anti-Monopoly Law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If MOFCOM decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video, or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to review. On April 30, 2019, the NDRC issued an announcement, i.e. 2019 Announcement 4, stating that the security review is now subject to its review because of the government reformation.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the NDRC or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to fall into the industry that raises “national defense and security” or “national security” concerns. However, NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.
The State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 has been issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.
If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
To our knowledge, Messrs. Yan Tang, Yong Li, Zhiwei Li and Xiaoliang Lei have completed SAFE registration in connection with our financings and share transfer. However, we cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities and their subsidiaries. We may make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be filed with the local counterpart of the State Administration for Market Regulation. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from the foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 9, 2010, known as Circular 59, which tightens the examination of the authenticity of settlement of net proceeds from overseas offerings. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45, on November 9, 2011, which expressly prohibits foreign-invested enterprises from using registered capital settled in Renminbi converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. Circular 142, Circular 59 and Circular 45 may significantly limit our ability to transfer the net proceeds from our overseas offerings, including our initial public offering consummated in December 2014, to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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
On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on June 9, 2016. According to SAFE Circular 16, the foreign exchange capital of foreign-invested enterprises, or FIEs, foreign debt and funds raised through offshore listings may be settled on a discretionary basis, and can be settled at banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange shall be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.
On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 cancelled the restriction on the non-investment
FIEs and allows the
non-investment
FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment
FIEs for domestic equity investment, i.e. by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.” Although SAFE Circular 19, SAFE Circular 16, SAFE Circular 28 and SAFE Circular 29 loosed the regulatory restrictions but there is still uncertainty regarding how the SAFE and banks will interpret and implement these regulations and whether SAFE or other government authorities will continue to promulgate new regulations that may substantially influence our ability to transfer the net proceeds from our overseas offerings to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely impact our ability to fund and expand our business in the PRC.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 29 premises in China, and all the landlords of these premises have completed the registration of their ownership rights and the landlords of two of these premises have completed the registration of our lease with the relevant authority. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
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
On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.
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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.
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
Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
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
If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We have been named as a defendant in a putative shareholder class action lawsuit which could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for description of the putative shareholder class action lawsuit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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
Although we declared special cash dividends to holders of our ordinary shares in the past, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.
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
You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder,
chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 70.6% of the aggregate voting power of our company as of March 31, 2020. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.

We may be classified as a passive foreign investment company, or PFIC, under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2019 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future.
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
If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax considerations of holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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
In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a direct or indirect beneficial owner of our company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital or more than 50% of our outstanding Class A ordinary shares (including Class A ordinary shares held in the form of ADSs); (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the PRC or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered by way of continuation under Cayman Islands law.
We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and most of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market corporate governance listing standards. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2019. In addition, we followed home country practice with respect to the adoption of the Tantan 2018 Plan in July 2018 and did not seek shareholder approval pursuant to Nasdaq Stock Market Rule 5635(c). As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.
We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on certain exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Yan Tang, our co-founder,
chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your underlying Class A ordinary shares.
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you register the underlying shares in your own name. Under our currently effective second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days, exclusive of the day on which notice is given and the day of the meeting. When a general meeting is convened, you may not receive sufficient advance notice to register the underlying class A ordinary shares represented by your ADSs in your own name to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying class A ordinary shares represented by your ADSs are not voted as you requested.
The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary to vote your shares, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not instruct the depositary to vote the underlying class A ordinary shares represented by your ADSs, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:
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

The effect of this discretionary proxy is that if you do not instruct the depositary to vote the underlying class A ordinary shares represented by your ADSs, you cannot prevent the underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders of ADSs to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.
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

•	In March 2017, we acquired 100% equity interest of Zhejiang Shengdian Digital Network Technology Co., Ltd., or Zhejiang Shengdian, upon which it became a subsidiary of Beijing Momo. Zhejiang Shengdian now holds our internet audio/video program transmission license.

•	In July 2017, we established Loudi Momo Technology Co., Ltd., or Loudi Momo, as a wholly-owned subsidiary of Beijing Momo.

•	In September 2017, we established Changsha Heer Network Technology Co., Ltd., or Changsha Heer, as a wholly-owned subsidiary of Beijing Momo. Changsha Heer changed its name to Changsha Deep Fusion Network Technology Co., Ltd. on July 19, 2019.

•	In February 2018, we established QOOL Media Hong Kong Limited, or QOOL Media HK, a company which was initially 70% owned by Momo Technology HK Company Limited. In August 2018, the shareholders of QOOL Media HK transferred all their equity interests in QOOL Media HK to QOOL Media Inc., or QOOL Media Cayman.

•	In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of our company and US$613.2 million in cash.

•	In March 2018, we established Hainan Momo Pictures Co., Ltd., or Hainan Momo Pictures, as a wholly-owned subsidiary of Momo Pictures Co., Ltd., or Momo Pictures.

•	In May 2018, we successfully completed our acquisition of Tantan and acquired a 100% fully diluted equity stake in Tantan. To facilitate the closing of this transaction, we borrowed a bank loan facility from a domestic commercial bank in May 2018 with the total amount of drawdown at US$300.0 million, a fixed interest rate of 4.5% per annum and a period of two years. We repaid the bank loan in full in July 2018.

•	In April 2018, we established Hainan Miaoka Network Technology Co., Ltd., or Hainan Miaoka, and Hainan Yilingliuer Network Technology Co., Ltd., or Hainan Yilingliuer, as our consolidated affiliated entities.

•	In May 2018, we established Beijing Yiliulinger Information Technology Co., Ltd., or Beijing Yiliulinger, as a wholly-owned subsidiary of Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT.

•	In July 2018, we established QOOL Media Cayman, a company which is 79.6% owned by us.

•	In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. The notes will bear interest at a rate of 1.25% per year, payable semiannually on January 1 and July 1 of each year. Holders of the notes have the right to convert their notes into our ADSs based on an initial conversion rate of 15.4776 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS). The conversion rate for the notes is subject to adjustment upon the occurrence of certain events. In 2019, the conversion rate was adjusted to 15.7172 of our ADSs per US$1,000 principal amount of notes (which is equivalent to a conversion price of approximately US$63.62 per ADS) due to the special cash dividend paid on April 30, 2019. We will not have the right to redeem the notes prior to maturity, except in the event of certain changes to the laws or their application or interpretation. Holders of the notes will have the right to require us to repurchase all or part of their notes in cash on July 1, 2023, or in the event of certain fundamental changes. The notes will mature on July 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

•	In December 2018, we established QOOL Media Technology (Tianjin) Co., Ltd., or QOOL Media Technology, as a wholly-owned subsidiary of QOOL Media HK.

•	In March 2019, we established Beijing Fancy Reader Technology Co., Ltd., or Beijing Fancy Reader, as our consolidated affiliated entity.

•	In March 2019, we established Hainan Heer Network Technology Co., Ltd., or Hainan Heer, as a wholly-owned subsidiary of Beijing Momo.

•	In April 2019, we established Beijing Perfect Match Technology Co., Ltd., or Beijing Perfect Match, as our consolidated affiliated entity.

•	In July 2019, we established Tianjin LaiFu Culture Development Co., Ltd., or Tianjin Laifu, and Tianjin Apollo Exploration Culture Co., Ltd., or Tianjin Apollo as wholly-owned subsidiaries of Tantan Culture Development (Beijing) Co., Ltd.

•	In August 2019, we established SpaceCape Inc. in Cayman Islands, or SpaceCape Cayman, a company which is 100% owned by us.

•	In August 2019, we established SpaceCape Technology Pte. Ltd. in Singapore, or SpaceCape Singapore, as a wholly-owned subsidiary of SpaceCape Cayman.

•	In November 2019, we established Beijing DBD Reader Technology Co., Ltd., or Beijing DBD Reader, as a wholly-owned subsidiary of Beijing Fancy Reader.

•	In December 2019, we established Beijing SpaceCape Information Technology Co. Ltd., or Beijing SpaceCape, as a wholly-owned subsidiary of SpaceCape Singapore.

•	In December 2019, we established MatchUp UK Limited in Hong Kong, as a wholly-owned subsidiary of Tantan Limited.

•	In December 2019, we established Chengdu Ketanjuan Tech Co., Ltd, or Chengdu Ketanjuan, as a wholly-owned subsidiary of Tantan Culture Development (Beijing) Co., Ltd.

•	In February 2020, we established DeepMatch Inc. in Cayman Islands, or DeepMatch Cayman, a company which is 100% owned by us.

•	In March 2020, we established DeepMatch Technology Pte. Ltd. in Singapore, or SpaceCape Singapore, as a wholly-owned subsidiary of DeepMatch Cayman.

•	In March 2020, we established Mana Games Inc. in Cayman Islands, or Mana Games Cayman, a company which is 100% owned by us.

•	In March 2020, we established Mana Games HK Limited in Hong Kong, or Mana Games HK, as a wholly-owned subsidiary of Mana Games Inc.

•	In March 2020, we established Tianjin Qianchuan Media Co., Ltd., or Tianjin Qianchuan, as a wholly-owned subsidiary of Beijing Momo.

•	In March 2020, we established Tianjin Xiaomofanshi Tech Co., Ltd., or Tianjin Xiaomofanshi, as a wholly-owned subsidiary of Beijing Momo.

•	From May 2018 to April 2019, we entered into a series of contractual arrangements with Tantan Culture Development (Beijing) Co., Ltd., or Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and QOOL Media (Tianjin) Co., Ltd., or Tianjin QOOL Media, and their respective shareholders, through which we exert control over these entities and their subsidiaries and consolidate their operating results in our financial statements.

•	From April 2019 to October 2019, we entered into a series of contractual arrangements with Beijing Perfect Match and Beijing Fancy Reader, adjusted one shareholder of Beijing Fancy Reader shareholders and registered capital of Tantan Culture, through which we exert control over these entities and their subsidiaries and consolidate their operating results in our financial statements. See “—C. Organizational Structure—Contractual Arrangements with our consolidated affiliated entities.” See “—C. Organizational Structure—Contractual Arrangements with our consolidated affiliated entities.”

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
SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
http://ir.immomo.com
. The information contained on our website is not a part of this annual report.
B.	Business Overview

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people.
We have built a large user base on Momo since its launch in 2011. Momo’s MAUs increased to 114.5 million in December 2019 from 113.3 million in December 2018 and 99.1 million in December 2017. The increase of Momo’s MAUs in 2019 was primarily attributable to the enriched product and content offerings and our marketing activities. We had 5.5 million paying users on our Tantan application in 2019.
Our Momo and Tantan mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. Our revenues increased significantly from RMB8,886.4 million in 2017 to RMB13,408.4 million in 2018, and further to RMB17,015.1 million (US$2,444.1 million) in 2019. We currently generate our revenues from live video service, value-added service, mobile marketing services, mobile games and other services. Our live video service, which was launched in September 2015 and allows users to purchase and send in-show
virtual gifts to other users hosting live shows, currently contributes the largest share of our revenues, generating 83.6%, 79.9% and 73.2% of our net revenues in 2017, 2018 and 2019, respectively. We generated 7.8%, 14.0% and 24.1% of our net revenues from value-added services in 2017, 2018 and 2019, respectively, in relation to the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms and, starting in the fourth quarter of 2016, virtual gift service, which allows our users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 5.8%, 2.7% and 0.1%, respectively, of our revenues in 2017, 3.7%, 1.0% and 1.4%, respectively, of our revenues in 2018, and 2.0%, 0.5% and 0.2%, respectively, of our revenues in 2019. We had a net income of RMB2,144.5 million, RMB2,788.5 million and RMB2,960.8 million (US$425.3 million) in 2017, 2018 and 2019, respectively.

The Momo Platform
Our Momo platform includes our Momo mobile application and a variety of related properties, features, functionalities, tools and services. The Momo platform enables users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Momo offers a personal and lively way for users to discover interesting people, and facilitates the communicating, interacting, and content sharing with others. Communications within our platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services.
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
Nearby Posts
Nearby Posts
is an important entry point for users to discover and interact with others via content sharing and consumption. It presents a stream of feeds, including photos, videos and other status updates posted by our users. The order of the feeds is defined by our algorithm which computes a number of different factors including physical proximity of the content creator, how recent that post is shared as well as how likely it is for a specific user to interact with such post based on our big data technologies. Users can interact with such feeds in a number of different ways such as liking and commenting on the content, as well as checking out the profile pages of the content creators, sending private message and following the creator.
Live Video
The
Live Video
function allows users to live stream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting between broadcasters and viewers. Unlike traditional on-demand
video experiences, our live video function allows the viewers to interact with the broadcasters on a real-time basis, thus facilitating a much more dynamic social experience. For example, a user can request a song from the live broadcaster and a broadcaster can connect a viewer to his or her live video channel through video calls. To provide fun and interactive experience between live broadcasters and viewers, the
Live Video
function offers interesting features such as customized filters and lenses as well as virtual gifts and associated special effects, some of which are enabled by face recognition and augmented reality technology. For example, a user can pay to put virtual animated images over a broadcaster’s head or face to create an interesting visual effect. Viewers of live video shows may interact with broadcasters using text messages or by sending virtual items purchased with virtual currency. In addition to live video channels, our streaming service also supports audio only mode, in order to lower the barriers for broadcasters and users to participate in real-time interactive experience through our live channels.
Other Live Video and Audio Interactive Experiences
We have started to introduce a collection of
non-talent
show related
live video and audio interactive experiences
backed by streaming technology since 2017. By designing the user interface differently from that in the “live video” service, which primarily facilitates the one-to-many
kind of broadcasting mode, we can better support social interactions among users in a one-to-one
and
many-to-many
kinds of video and audio communication environment. Key experiences we offer include
Parties
,
Chatroom
and certain other social games powered by live audio and video streaming technology.
Parties
is a group audio and video chat experience usually with moderators organizing recreational activities among the participating users.
Chatroom
is an audio only group chat experience where users can engage in a variety of social activities based on the technology and service that we provide. For example, we introduced mobile karaoke experience into the
Chatroom
in 2018. Because Karaoke is a popular offline social and entertainment activity in China, it has quickly gained popularity among our users. In addition, our streaming service also enables users to play social games while chatting with others on a live basis. For example, we launched
Were Wolf
in 2017. Inspired by the popular offline dinner party game “Mafia,” the game allows users to engage in group live chat and play different roles according to the story line of the game. Since the beginning of 2018, we have expanded the use cases of the
Were Wolf
game channels to a variety of other social games supported by audio chat experience.

“Follow” Functions
The
Follow
tab aggregates content that a user chooses to follow and video content our algorithm “thinks” the user might want to follow based on our big data analytics. There are two subsections within the tab. The “
Follow
” section under the Follow tab contains a stream of feeds created by people followed by the user while the “Recommended” section features popular short video content that our recommendation engine, based on our big data analytics, believes the user might like or suggests the user to follow. The algorithm of the recommendation engine computes and makes recommendations based on a variety of factors including users’ personal preferences as well as the overall popularity of a specific short video clip.
Other Functions
Other Functions
on our platform include instant messaging, user profile page, Diandian, group functions and virtual community service.
Instant Messaging
.
Our application is supported by instant messaging function, which allows users to communicate with each other using various forms of messages and expressions including text, emoticons, voice recordings, pictures and video messages, or to engage in real-time communication through audio and video chat function. One of the key features of our instant messaging function is that the dialog window presents the distance between the two parties in real time. Senders can see whether their messages have been delivered to or read by the recipient. Our instant messaging feature also allows users to turn voice messages into text, share their location information, and send virtual gifts to each other.
User Profile Page
.
If a user is interested in finding out more about another user on our platform, he or she can review the user profile page, which is a function that we offer to provide a quick snapshot of a user. Information featured on this page includes profile pictures, account status such as activeness, popularity and wealth level, detailed personal information such as name, age, hometown, horoscope, occupation, relationship status, groups joined, interests and favorite books and movies, the user’s historical posts and videos shared, the broadcasters that the user follows, as well as the user’s travel footprints. The profile page also contains a summary providing insights to a user’s behavioral characteristics. The user profile page is integrated with nearly all the other product modules such as the
Nearby People
,
Nearby Posts
,
Diandian
,
Live Video
and others.
Diandian
.
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
Group Functions
. Our application allows users to create and/or participate in groups created across points of interest and based on locations. Each group is given a shared Momo discussion page on which group members can discuss their common interests, post their photos, exchange messages and organize other online and offline events. Individuals can connect with each other regarding common interests.
Virtual Community Service.
We offer features and functionalities for users to build virtual identities and communities on our platform, usually in a social game environment. In the virtual communities, users can interact and have fun with each other using virtual items and via virtual identities.
The Tantan Platform
Tantan is a leading social and dating application in China. Tantan, whose primary users consist of young mobile internet users, is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for young mobile internet users in China to discover new relationships. In 2019, Tantan accumulated 5.5 million paying users.

We believe that Tantan strategically complements the Momo platform. First, Tantan’s users are younger on average than Momo’s users, allowing us to expand our footprint among younger demographics. Second, whereas the Momo platform has been primarily focused on connecting people in a broader sense among larger groups and communities, Tantan is primarily focused on one-to-one
matching for romantic purposes. Additionally, compared to Momo, Tantan is a younger brand with strong potential to grow its user base and revenues. We believe that our acquisition of Tantan helps us enrich our product line, expand our user base, broaden our social scenarios and strengthen our leading position in China’s open social market.
Tantan’s users can enjoy many of the core features of Tantan for free, including swiping through a pool of users to find potential matches and communicating with the matches through instant messaging tool on the app. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an ala carte basis. For example, in order to use unlimited number of the “swipe right” feature which indicates “like,” a Tantan user must pay to subscribe to VIP membership, which was launched in early 2018. In order to get access to a list of users who have “swiped right” on the user, a Tantan user needs to pay to subscribe the “See Who Liked Me” feature, which was launched in July 2018. To enjoy immediate match and interaction with another user without mutually liking each other, a Tantan user can subscribe to the “Quick Chat” feature, which was launched in November 2019. Tantan users and subscribers may also purchase, on a pay-per-use
basis, certain other premium features, which are mainly aimed at increasing the paying users’ exposure to other Tantan users.
Monetization Opportunities
We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services.
Live Video Service
We launched our live video service in September 2015, allowing users to purchase and send in-show
virtual gifts to other users hosting live shows as broadcasters. Initially, the service adopted an online live concert format whereby certain talented performers were invited to put on live music shows in a professional studio environment. Such shows were broadcasted live in one to four sessions on a daily basis and at pre-announced
times. In the fourth quarter of 2015, we opened more live channels in order to enable more performers to put on talent shows to entertain and interact with their audience. The broadcasters are able to “go live” and connect with their audience via their mobile phones, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or the talent agencies. Until April 2016, we only offered the service to a limited number of talented performers pre-selected
carefully by us. In April 2016, we opened up the service to all the users of our platform so that each one of them can become a broadcaster if they wish. Broadcasters provide live video service on our platform as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platform. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. Currently, live video service contributes the largest share of our revenues, generating 83.6%, 79.9% and 73.2% of our net revenues in 2017, 2018 and 2019, respectively.
Value-added Service
Our value-added service primarily consists of subscription services that provide paying users with additional features and functions as well as privileges on Momo and Tantan and, starting in the fourth quarter of 2016, virtual gift services, which allow Momo users to purchase and send virtual gifts to other users outside of the live video service. We also introduced virtual item sales in our virtual community services in 2019. We generated 7.8%, 14.0% and 24.1% of our net revenues from value-added services in 2017, 2018 and 2019, respectively.

Value-added Service on Momo
Membership Subscription
. We provide enhanced membership privileges to Momo users who subscribe to our membership package by paying membership fees. Momo’s memberships are currently divided into two tiers, basic and premium. Enhanced privileges for all members include VIP logos, higher limits on the maximum number of users group and the number of users that the member can follow, access to certain special emoticons, the ability to search for more users at a location of the member’s choosing, the ability to add a short video, a voice recording and more avatars to the user profile page and to see a list of recent visitors to their profile page, and certain other special features unavailable to the non-members.
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
Virtual Item Sales.
We introduced virtual item sales in our virtual community services in 2019. It allows users to purchase a variety of virtual items to enhance their social experience in a number of different virtual communities on our Momo platform.
Value-added Service on Tantan
Tantan offers a variety of premium features and services that users can purchase either through a subscription package or on a pay-per-use
basis. For example, a Tantan user can pay to subscribe to the VIP membership to enjoy certain privileges, such as using unlimited number of the “right swipe” feature, access to “Super Likes,” special badge and location roaming. In addition, a Tantan user can pay to subscribe to the “See Who Liked Me” feature, which gives the user access to a list of users who have “swiped right” on that user. Tantan users and subscribers may also purchase, on a pay-per-use
basis, certain other premium features, such as Super Exposure and Super Likes, which all aim at increasing the paying users’ exposure to other Tantan users. In November 2019, we launched a new feature called “Quick Chat” on Tantan, where users get instantly matched with each other based on factors such as their age and location, and they can start a conversation with each other with their photos blurred and complete profile locked. While the un-blurred
photos and complete profiles will only be available after the users exchange 20 messages normally, a Tantan user can pay to unlock the photos in advance.
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
In-feed marketing solutions
. We offer advertising units that appear as feeds on the Momo platform features such as Nearby People and Nearby Post. Powered by a self-serve advertising system with a real-time bidding mechanism, our in-feed
marketing solutions are performance-based and serve a wide range of marketers. We offer advertising units in various formats, including text-based content, pictures, video clips and function that enables direct application downloads. In addition, our advertising system also allows customers to target certain cohorts of users based on their geographic locations, gender, age, type of mobile operating systems and some other parameters.
Display ads
. We offer a variety of marketing products in display format, including full screen banner ads that appear before the application is loaded, banners on frequently visited pages and other sponsored images displayed elsewhere within our application.

As the features and functionalities of our platform continue to evolve, we may continue to add new ad format and marketing solutions to our mobile marketing product portfolios. Mobile marketing services contributed 5.8%, 3.7% and 2.0% of our revenues in 2017, 2018 and 2019, respectively.
Mobile Games
As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, with whom we share revenues generated by in-game
purchases of virtual items or virtual currencies, or developed in-house.
We have been scaling back from jointly operated mobile games and instead focusing on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Mobile games contributed 2.7%, 1.0% and 0.5% of our revenues in 2017, 2018 and 2019, respectively.
Other Services
Our other services have mainly included a TV variety show that we co-produced.
Other services have also included other revenue generating services that are immaterial in revenue contribution, or are not considered as part of our strategic focus. Other services contributed 0.1%, 1.4% and 0.2% of our revenues in 2017, 2018 and 2019, respectively.
Technology
Our research and development efforts focus on product development, architecture and technological infrastructures, as well as the security and integrity of our platform to protect our user data.
Our product development endeavors revolve around continuous innovations to help users discover and make new connections as well as building meaningful interactions. As our user base continues to expand and consumer behaviors constantly evolve, the social demands from the users become increasingly diversified. We make significant investments in technology to optimize our existing products and services and to develop new ones so that we can expand the social product offerings to satisfy the diversifying user demands.
In addition, we are also investing in building and maintaining the technological infrastructures to support the delivery and usage of our products and services in a fast and efficient manner within a safe and secured environment.
Content Management and Monitoring
As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of the date of this annual report, Momo and Tantan collectively have a dedicated team of over 1,570 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around-the-clock.
We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. In addition, we take self-inspection measures to strengthen our content screening efforts and cooperate with relevant governmental authorities to stay compliant with applicable laws and regulations. For example, during the one-month
period from May 11, 2019 to June 11, 2019, we temporarily suspended the ability of users to post social newsfeeds on the Momo platform pursuant to directives of relevant governmental authority. Tantan’s download service was also suspended from the application stores in China around the self-inspection period. Additionally, our users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system.

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
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2019, we had 24 pending patent applications filed with the National Intellectual Property Administration of the PRC. We had registered 626 trademarks and had applied for 146 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC. We had registered 145 software copyrights and 72 copyrights with the PRC National Copyright Administration. We had also registered 126 domain names, including
immomo.com
,
wemomo.com
,
immomogame.com
and
momocdn.com
.
Seasonality
Historically, there were noticeable downward trends in user activities on our Momo platform as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.
Our Approach to Corporate Responsibility and Sustainability
We take our environmental responsibility very seriously, beyond our own consumption and greenhouse gas emissions, which like much of our industry, are relatively low. We seek means to advance environmental best practices by aligning ourselves with positive role models and support for environmental initiatives undertaken by government and civil society organizations. A big focus of our corporate social responsibility is to support training and development of our employees so that they can reach their individual goals as well as align their achievements with our corporate goals. Finally, we have an active program of corporate philanthropy aimed at better contributing to the society and fulfilling our corporate responsibilities.
Environment
As a mobile-based social and entertainment company, our environmental footprint is small. Our Beijing headquarters are located in a building with LEED certification at the silver level, and we encourage our employees to be environmentally friendly. We provide recycling systems in our headquarters office, including a direct drinking water system in order to reduce bottled water consumption.
Human Capital
Compensation and Benefits
. We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain top talents in the industry. The remuneration and rewards include retention through share-based compensation and performance-based bonus. In addition to our contribution to PRC social insurance, which is in compliance with applicable laws and regulations, we arrange annual medical checkups for employees, provide employees with various supplemental insurance benefits (including life insurance, accident insurance, critical illness insurance, medical insurance and maternity insurance) and organize various fitness sessions and a wide range of leisure and recreational activities for employees.
Engagement and Recognition
. We believe that an engaged workforce is key to maintaining our ability to innovate. Newly joined employees are given an aligned start to their career at our company by attending a full-day
orientation program, which helps them better understand the value of our business and learn our corporate culture. We allocate budget for department team building on a quarterly basis and organize company outings annually.

Training and Development
. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths. We set quarterly targets for individual employees. We encourage employees to read their reviews and to have a career development conversation with their team leader thereafter. Employees’ performance ratings affect their compensation and our promotion decisions. We carry out anonymous employee satisfaction surveys on a regular basis to evaluate the fairness and effectiveness of team leaders’ conduct and better understand junior team members’ sentiment.
Health and Safety
. We are committed to providing a safe work environment for our employees. We have well-established security and food safety monitoring systems. Our fire service system complies with applicable laws and regulations. To ensure good air quality in our office areas, we have installed ventilation systems to filter air pollutants. We have taken necessary precautions in response to the recent
COVID-19
outbreak, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between cubicles), regular temperature checks and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.
Corporate Philanthropy
Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in China. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in China. In 2019, the Momo Foundation donated RMB37.7 million to charitable causes. Since inception, we have donated over RMB54.0 million to charitable causes. In response to the
COVID-19
outbreak, we set up a medical research fund and committed RMB10 million to aid frontline medical staff and vaccine research and development.
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

Corporate Laws and Foreign Investment Law
The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 2013 and 2018, respectively. The Company Law is applicable to our PRC subsidiaries and consolidated affiliated entities unless the PRC Foreign Investment Law and its implementation regulations have stipulated otherwise.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law
,
the Sino-foreign Cooperative Joint Venture Enterprise Law
and
the Foreign Owned Enterprise Law
, together with their implementation rules and ancillary regulations. Further to the Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the Foreign Investment Law of the People’s Republic of China, which took effect on January 1, 2020. According to the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in China, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.
According to the Foreign Investment Law and its implementing regulations, the State Council will publish a catalogue for special administrative measure, or the “negative list,” to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the “negative list” are granted national treatment. The currently effective “negative list” has become effective on July 30, 2019.
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
Regulations Relating to Telecommunications Services
In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunication activities in China, which was further amended in July 2014 and February 2016, respectively. The telecommunications industry in China is governed by a licensing system based on the classifications of the telecommunications services set forth under the Telecommunications Regulations.
The MIIT, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the MIIT or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in March 2016 and amended on June 6, 2019, provision of information services through the internet, such as the operation of our
immomo.com
website, is classified as value-added telecommunications services.
Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry
According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of the “negative list”, which was promulgated by the MOFCOM and the NDRC and became effective from July 30, 2019, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for
e-commerce
business, domestic multiparty communications, storage and forwarding and call center services as well.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance
within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.
Regulations on Broadcasting Audio/Video Programs through the Internet
On July 6, 2004, the State Administration of Radio Film and Television, or SARFT, promulgated Administrative Measures for the Broadcast of Audio/Video Programs via Such Information Networks as the Internet, or the Audio/Video Broadcasting Rules, which came into effect as of October 11, 2004 and was amended on August 28, 2015. According to the Audio/Video Broadcasting Rules, enterprises intend to engage in the business of broadcast of audio/video programs via information networks must obtain a permit from the SARFT.
On April 13, 2005, the State Council announced Several Decisions on Investment by
Non-state-owned
Companies in Culture-related Business in China. These decisions encourage and support non-state-owned
companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned
companies. These decisions authorize the SARFT and the Ministry of Culture, or the MOC, to adopt detailed implementing rules according to these decisions.
On December 20, 2007, the SARFT and the Ministry of Information Industry jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended on August 28, 2015. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the Ministry of Information Industry clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register
and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the application procedure for audio/video program transmission license.
On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, as further amended on March 10, 2017, which classified internet audio/video programs into four categories.

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved
by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the Administration of Press, Publication, Radio, Film and Television, or SAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release.
On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio/Video Program Services to replace the Audio/Video Broadcasting Rules, which became effective as of June 1, 2016 and applies to the provision of radio, TV programs and other audio/video programs to targeted audience on TV and all types of handheld electronic equipment. The Provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television (IPTV), private network mobile TV and Internet TV. Anyone who provides private network and targeted transmission audio/video program services must obtain an audio/video program transmission license, with a term of three years, issued by the SARFT and operate its business pursuant to the scope as provided in such license. FIEs are not allowed to engage in the above referenced business.
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
On September 2, 2016, the SAPPRFT issued a Notice on Problems regarding Strengthening the Administration of Internet Audio/Video Programs Live Broadcasting Services, which provides that the provision of audio/video live broadcasting of important political, military, economic, social, cultural, sports and other activities and events requires an audio/video program transmission license which covers item (5) under internet audio/video program services category I, and the provision of audio/video live broadcasting of cultural activities by general social organizations, sports events and like activities requires an audio/video program transmission license which covers item (7) under internet audio/video program services category II.
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
In December 2016, the SAPPRFT issued a Notice on Strengthening the Administration of Audio/Video Programs Transmission on Weibo, WeChat and Other Internet Social Networking Platforms, which further clarifies that anyone who operates internet audio/video services through Weibo, WeChat and other internet social networking platforms must obtain an audio/video program transmission license and operate its business pursuant to the scope as provided in such license.

On November 18, 2019, the Cyberspace Administration of China, the MCT and the NRTA jointly announced a Notice of Issuing the Provisions on the Administration of Internet Audio and Video Information Services, which became effective as of January 1, 2020. The internet audio and video information services as set forth therein refer to services provision of producing, issuing and disseminating audio and video information to the public through internet websites, apps, and other network platforms. Such notice reiterates that internet audio and video information services providers shall obtain relevant qualifications required by laws and administrative regulations, and further provides that the systems for users registration, information issuance examination and information security management shall be established and enhanced.
As of the date of this annual report, we hold an internet audio/video program transmission license through Zhejiang Shengdian, a wholly-owned subsidiary that we acquired in March 2017.
Regulations on Online Comics and Internet Cultural Products
The Interim Administrative Provisions on Internet Culture was promulgated by MOC on February 17, 2011, became effective on April 1, 2011 and further amended on December 15, 2017. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained four internet culture operation licenses and received the approval to expand the scope of the license to cover the operation of comic and animation products.
Regulations on Internet Publication and Cultural Products
The Administrative Measures for Internet Publication Service, or Internet Publication Measures, were jointly promulgated by the SARFT and the MIIT on February 4, 2016 and became effective on March 10, 2016. The Internet Publication Measures superseded the Tentative Measures for Internet Publication Administration, which were jointly promulgated by the SARFT and the Ministry of Information Industry in 2002. The Internet Publication Measures define internet publication service and internet publication item, and publication of internet publication item via the internet requires an internet publishing license. Pursuant to the Internet Publication Measures, online game constitutes an internet publication item and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.
Regulations on Online Games and Foreign Ownership Restrictions
Pursuant to the “negative list”, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment.
On September 28, 2009, the GAPP, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Provisions of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the
Pre-examination
and approval of Online Games and the Approval and Examination of Imported Online Games, or the GAPP Notice. The GAPP Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game platforms that are ultimately controlled or owned by foreign companies. The GAPP Notice provides that the GAPP is responsible for the examination and approval of the import and publication of online games and states that providing downloading services of the online game contents to the public through the internet is considered a publication activity, which is subject to approval from the GAPP. Violations of the GAPP Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

On May 24, 2016, the SAPPRFT promulgated the Circular on the Administration over Mobile Game Publishing Services, which became effective as of July 1, 2016. The Circular provides that game publishing service entities shall be responsible for examining the contents of their games and applying for game publication numbers. To apply for publication of domestically-developed mobile puzzle games that are not related to political, military, national or religious topics or contents and have no or simple story lines, entities shall submit the required documents to provincial publication administrative departments at least 20 working days prior to the expected date of online publication (public beta). Entities applying for publication of domestically-developed mobile games that are not included in abovementioned category shall go through stricter procedures, including submitting manager accounts for content review and testing accounts for game anti-indulgence system. Game publishing service entities must set up a specific page to display the information approved by the SARPPFT, including copyright owner of the game, publishing service entity, approval number, publication number and others, and shall take charge of examining and recording daily updates of the game. For mobile games (including pre-installed
mobile games) that have been published and operated online before implementation of this Circular, to maintain the publication and operation of such games online, relevant approval procedures shall be made up by the game publishing service entities and enterprises with the provincial publication administrative departments before December 31, 2016 as required by this Circular. Otherwise, they shall cease to be published or operated online.
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
Regulations Relating to Internet Content and Information Security
The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. Our consolidated affiliated entities holding ICP licenses or filings are subject to these measures.
Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. Our consolidated affiliated entities holding ICP licenses or filings are subject to the laws and regulations relating to information security.

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
Regulations on Anti-fatigue Compliance System and Real-name Registration System
On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
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
On October 25, 2019, the GAPP issued the Notice of Preventing Minors from Being Addicted to Online Games, which reiterates the requirement to implement a real-name registration system by all PRC online game operators. Within two months as of such notice, online game operators are required to have all existing users to complete with the real-name registration for each of their online games account. Moreover, the duration of online games played by minors shall be strictly controlled. From 22:00 to 8:00 the next day, online game operators shall not provide online game services in any form for minors. The duration for an online game operator to provide the minors with online game services shall not exceed three hours per day on any statutory holiday or one and half hours per day on any other day. In addition, online games operators must take effective measures to restrict minors from using paid services that are incompatible with their civil capacity. Failure to comply with the aforesaid requirements may subject the online games operator concerned to taking rectification measures until revocation of relevant licenses.
Regulations Relating to Internet Information Services and Content of Internet Information
In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended on January 8, 2011, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative
nature. Our business conducted through our immomo.com website and Momo application involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the MIIT. Our ICP license will expire in January 2022.

Regulations Relating to Privacy Protection
As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.
Regulations Relating to Taxation
In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident
enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the SAT in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered
PRC-source
income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC
enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain
PRC-invested
overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Measures for the Administration of
Non-resident
Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, provide that non-resident
taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits and retention of relevant materials for review,” thus, where non-resident
taxpayers determine on their own that the conditions for them to enjoy the treatments under tax treaties are meet, may enjoy treatments under tax treaties on their own during the tax filings by themselves or through withholding agents, and shall collect and retain relevant materials for future inspection, and be subject to administration by relevant tax authorities afterwards. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo IT, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
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
Value Added Tax
On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the MOF and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MOF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MOF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 43. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which replaced and superseded Circular 106 and Circular 43. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019, which are not listed in Article 2
Sub-article
2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2019. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refer to taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales.
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

Copyright
. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet in April 2005. These measures became effective in May 2005. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.
On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and as amended in 2011 and 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the PRC, software developed by PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.
The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2019, we had registered 145 software copyrights in China.
Trademark
. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2019, we had 626 registered trademarks and 146 trademark applications in China. Regulations Relating to Foreign Exchange
Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as the sale or purchase of goods, are not subject to PRC governmental approvals. Certain organizations in the PRC, including FIEs, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the SAFE is required for capital account transactions.
In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used, or the SAFE Circular 142. The circular requires that the registered capital of a FIE converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of FIEs converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Furthermore, SAFE promulgated a circular in November 2010, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Violations may result in severe penalties, such as heavy fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g.
pre-establishment
expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a FIE to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.
On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which has, upon its effective date as of June 1, 2015, superseded the SAFE Circular 142. This circular provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments provided that equity investment is included in the business scope of such foreign-invested company.
On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulation of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on the same date. According to SAFE Circular 16, the foreign exchange capital of FIEs, foreign debt and funds raised through offshore listing may be settled on a discretionary basis, and can be settled at the banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange will be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.
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
On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 cancelled the restriction on the non-investment
FIEs and allows the
non-investment
FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment
FIEs for domestic equity investment, i.e. by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.”

Regulations Relating to Labor
Pursuant to the PRC Labor Law effective in 1995, as amended in 2009 and 2018, and the PRC Labor Contract Law effective in 2008, as amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.
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
Pursuant to the Regulations on Occupational Injury Insurance effective in 2004, as amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999, as amended in 2019, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019 respectively, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.
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
Regulations Relating to Dividend Distribution
FIEs in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a FIE out of China is subject to examination by the banks designated by SAFE. FIEs may not pay dividends unless they set aside 10% of their respective accumulated profits after tax each year, if any, to fund certain statutory common reserve funds, until such time as the accumulative amount of such funds reach 50% of the FIE’s registered capital. If the statutory common reserve funds are not sufficient to make up their losses in previous years (if any), the FIEs shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of the FIEs, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax
profits based on PRC accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens
SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed
SPV can exercise the options or share incentive tools to become a shareholder of such non-listed
SPV, subject to registration with SAFE or its local branch.
PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.
We have completed the foreign exchange registration of PRC resident shareholders for Mr. Yan Tang, Mr. Yong Li and Mr. Xiaoliang Lei with respect to our financings and share transfer.
M&A Rules and Overseas Listing
In August 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was further amended by MOFCOM on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities.
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

SAFE Regulations on Employee Share Options
Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC
citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly -owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us.
In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with PRC regulations on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan and 2014 Plan.
C.	Organizational Structure
The following diagram illustrates our corporate structure, including our subsidiaries, consolidated affiliated entities and their subsidiaries as of the date of this annual report.

Notes:
(1)	We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, each of whom holds 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. Except for Zhiwei Li, the shareholders of Beijing Momo are our shareholders, directors or officers.

(2)	Ningbo Hongyi Equity Investment L.P. is a limited partnership organized in September 2015. We invested in it and became a limited partner starting from February 2018.

(3)	We exercise effective control over Tantan Culture through contractual arrangements among Tantan Technology (Beijing) Co., Ltd., or Tantan Technology, Tantan Culture and Beijing Momo.

(4)	We exercise effective control over Hainan Miaoka through contractual arrangements among Beijing Yiliulinger, Hainan Miaoka and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Miaoka, respectively. The shareholders of Hainan Miaoka are our shareholders, directors or officers.

(5)	We exercise effective control over Hainan Yilingliuer, through contractual arrangements among Beijing Yiliulinger, Hainan Yilingliuer and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Yilingliuer, respectively. The shareholders of Hainan Yilingliuer are our shareholders, directors or officers.

(6)	Beijing Fancy Reader Technology Co., Ltd. was established in March 2019. We exercise effective control over Beijing Fancy Reader through contractual arrangements among Beijing Fancy Reader, Beijing Momo Information Technology Co., Ltd, and Messrs. Taizhong Wang and Xiaofeng Yu, each of whom holds 99% and 1% of the equity interest in Beijing Fancy Reader respectively.

(7)	QOOL Media (Tianjin) Co., Ltd. was established in November 2016. We exercise effective control over Tianjin QOOL Media through contractual arrangements among Tianjin QOOL Media, QOOL Media Technology (Tianjin) Co., Ltd., Beijing Momo and Tianjin Mingqiao Media Partnership (Limited Partner), or Tianjin Mingqiao, each of which holds 70% and 30% of the equity interest in Tianjin QOOL Media, respectively. Mr. Chen Feng and Mr. Ridan Da are two partners of Tianjin Mingqiao.

(8)	Beijing Perfect Match Technology Co., Ltd. was established in April 2019. We exercise effective control over Beijing Perfect Match through contractual arrangements among Beijing Perfect March, Beijing Momo IT, and Mr. Yu Dong and Ms. Min Liu, each of whom holds 99% and 1% of the equity interest in Beijing Perfect Match, respectively.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders
PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader, Tianjin QOOL Media and Beijing Perfect Match. Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Fancy Reader, Beijing Perfect Match and their respective shareholders. Beijing Yiliulinger, a wholly owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader, Tianjin QOOL Media and Beijing Perfect Match are all of our consolidated affiliated entities.
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
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader, Tianjin QOOL Media and Beijing Perfect Match. The contractual arrangements entered into by our other PRC subsidiaries with our other consolidated affiliated entities and their respective shareholders contain substantially the same terms as described below.

Business operation agreement
. Under the business operation agreement entered into among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo on April 18, 2012, as supplemented on June 9, 2014, the shareholders of Beijing Momo agreed that Beijing Momo would not enter into any transaction that could materially or adversely affect its assets, business, interests or operations without prior written consent from Beijing Momo IT, including conducting business beyond the usual and normal scope, entering into any loan or other debtor-creditor relationship with third party, selling or disposing of assets or rights, including intellectual property rights, and creating guarantees or any other security on any of its assets or intellectual property rights in favor of a third party. In addition, the shareholders of Beijing Momo agreed to vote for or appoint nominees designated by Beijing Momo IT to serve as Beijing Momo’s directors, chairman, general managers, financial controllers and other senior managers. Furthermore, Beijing Momo’s shareholders agreed to accept and implement proposals set forth by Beijing Momo IT regarding employment, day-to-day
business operations and financial management. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. These agreements have an initial term of ten years from the date of execution, and may be extended at the discretion of Beijing Momo IT. Beijing Momo IT may terminate this agreement at any time by giving a prior written notice to Beijing Momo and its shareholders. Neither Beijing Momo nor its shareholders may terminate this agreement.
Exclusive call option agreements
. Under the exclusive call option agreements between Beijing Momo IT, Beijing Momo and each of the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, each of the shareholders of Beijing Momo irrevocably granted Beijing Momo IT an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Beijing Momo for a nominal price of RMB10 or the lowest price permitted under PRC law. In addition, Beijing Momo irrevocably granted Beijing Momo IT an exclusive and irrevocable option to purchase any or all of the assets owned by Beijing Momo at the lowest price permitted under PRC law. Without Beijing Momo IT’s prior written consent, Beijing Momo and its shareholders will not sell, transfer, mortgage or otherwise dispose of Beijing Momo’s material assets, legal or beneficial interests or revenues of more than RMB500,000, or allow an encumbrance on any interest in Beijing Momo. These agreements will remain effective until all equity interests held in Beijing Momo by its shareholders are transferred or assigned to Beijing Momo IT.
Equity interest pledge agreements
. Under the equity interest pledge agreements between Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, the shareholders of Beijing Momo pledged all of their equity interests in Beijing Momo (including any equity interest subsequently acquired) to Beijing Momo IT to guarantee the performance by Beijing Momo and its shareholders of their respective obligations under the contractual arrangements, including the payments due to Beijing Momo IT for services provided. If Beijing Momo or any of its shareholders breach their obligations under these contractual arrangements, Beijing Momo IT, as the pledgee, will be entitled to certain rights and remedies, including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Beijing Momo. Beijing Momo IT has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge becomes effective on the date when the pledge of equity interests contemplated under the agreement is registered with the relevant local administration for industry and commerce and will remain binding until Beijing Momo and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity interest pledge agreements with Chaoyang Branch of Beijing Administration for Market Regulation in Beijing.
Powers of attorney
. Pursuant to the powers of attorney entered into on April 18, 2012 and amended and restated on April 18, 2014, each shareholder of Beijing Momo irrevocably appointed Beijing Momo IT as their attorney-in-fact
to act for all matters pertaining to Beijing Momo and to exercise all of their rights as shareholders of Beijing Momo, including attending shareholders’ meetings and designating and appointing legal representatives, directors and senior management members of Beijing Momo. Beijing Momo IT may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to or prior consent from the shareholders of Beijing Momo. Each power of attorney remains in force until the shareholder ceases to hold any equity interest in Beijing Momo.

Spousal consent letters
. Under the spousal consent letters, each spouse of the married shareholders of Beijing Momo unconditionally and irrevocably agreed that the equity interest in Beijing Momo held by and registered in the name of their spouse will be disposed of pursuant to the equity interest pledge agreement, the exclusive call option agreement, and the power of attorney. Each spouse agreed not to assert any rights over the equity interest in Beijing Momo held by their spouse. In addition, in the event that the spouses obtain any equity interest in Beijing Momo held by their spouse for any reason, they agreed to be bound by the contractual arrangements.
Exclusive cooperation agreements
. Beijing Momo IT and its Chengdu branch entered into an exclusive cooperation agreement on January 6, 2020 with Chengdu Momo to supersede the exclusive cooperation agreement signed on August 31, 2014, as well as subsequent amendments to such exclusive cooperation agreement between Beijing Momo IT and Chengdu Momo. Beijing Momo IT entered into an exclusive cooperation agreement with Beijing Momo on August 15, 2018 to supersede the exclusive technology consulting and management services agreement signed on August 31, 2014 between Beijing Momo IT and Beijing Momo, and such exclusive cooperation agreement was further amended on January 6, 2020 by and among Beijing Momo IT, its Chengdu branch and Beijing Momo. In May 2016 and December 2017, Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Tianjin Heer and Loudi Momo, respectively. Pursuant to the aforesaid exclusive cooperation agreements, each as amended, Beijing Momo IT and its Chengdu branch have the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo will maintain a pre-determined level of operating profit and remit any excess operating profit to Beijing Momo IT and its Chengdu branch as consideration for the licenses, copyrights, technical and non-technical services provided by Beijing Momo IT and its Chengdu branch. Each agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT and its Chengdu branch. Beijing Momo IT and its Chengdu branch may terminate the agreement at any time with a 30-day notice to Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo, as applicable, but Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo may not terminate the agreement.
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

We are further advised by Han Kun Law Offices that the ownership structures of our other wholly-owned entities in China and our other consolidated affiliated entities in China do not violate any applicable PRC law, regulation or rule currently in effect, and the contractual arrangements among our other wholly-owned entities in China, our other consolidated affiliated entities in China and their respective shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC Foreign Investment Law or other regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 40,764 square meters of office space in Beijing, Chengdu, Tianjin, Shanghai, Guangzhou, Kuala Lumpur and San Jose as of March 31, 2020. These leases vary in duration from one year to five years.

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

Major Factors Affecting Our Results of Operations
User Growth
. We monitor our MAU and number of paying users on quarterly basis, as they are, among other things, metrics to help us ensure that our business is on the right track. If we see a decline in MAU or number of paying users, we may consider measures to boost user activities and user spending willingness, including adjustment to our sales and marketing spending, organization of more special events and activities for users on our applications, and modification of our product strategies to feature more functions that reward users for regularly using and paying on our applications.
Our revenues are driven by the number of our paying users and average revenue per paying user for the various services we offer to users, including live video service and value-added service. For 2019, we generated our revenues primarily from live video service, value-added service and mobile marketing. The numbers of Momo MAUs, quarterly paying users for our live video service and value-added services on our Momo application, without double counting the overlap (Momo Paying Users), and the numbers of quarterly paying users on our Tantan application (Tantan Paying Users) are presented by the charts below for the periods indicated. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses.

User Engagement
. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.
Monetization
. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed
marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. In 2018, we produced a television program. Our live video service currently contributes to the largest share of our revenues, generating 73.2% of our net revenues in 2019. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.
Investment in Technology Infrastructure and Talent
. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 1,244 as of December 31, 2017 to 2,147 as of December 31, 2018 and further to 2,350 as of December 31, 2019. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.
Taxation
Cayman Islands
We are registered by way of continuation into the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.
British Virgin Islands
Our subsidiaries incorporated in the British Virgin Islands and all dividends, interest, rents, royalties, compensation and other amounts paid by such subsidiaries to persons who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.
No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of such subsidiaries.
All instruments relating to transfers of property to or by such subsidiaries and all instruments relating to transactions in respect of the shares, debt obligations or other securities of such subsidiaries and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the British Virgin Islands. This assumes that such subsidiaries does not hold an interest in real estate in the British Virgin Islands.
There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to such subsidiaries or its members.
United States
Our subsidiaries incorporated in the United States are subject to state income tax and federal income tax. As our U.S. subsidiaries did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2019.
Hong Kong
Our subsidiaries domiciled in Hong Kong are subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
income tax rate. In 2017, 2018 and 2019, no provision for Hong Kong tax was made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income.
Singapore
Our subsidiary domiciled in Singapore is subject to tax rate of 17% on its taxable income.

People’s Republic of China
Pursuant to the EIT Law, which became effective on January 1, 2008, FIEs and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT qualified as a software enterprise. As such, Beijing Momo IT was exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Chengdu Momo qualified as a Western China Development Enterprise and the income tax rate was 15% in 2015, 2016 and 2017. According to No. 23 announcement of the SAT of PRC in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2018 and 2019. In July 2019, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2021. In October 2018, Beijing Santi Cloud Union Technology Co., Ltd. (“Santi Cloud Union”) qualified as a high and new technology enterprise. As such, Santi Cloud Union enjoyed a preferential tax rate of 15% from 2018 to 2020. Santi Cloud Union was in accumulated loss position for the year ended December 31, 2019. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25% for the year ended December 31, 2019.
We have recognized income tax expense of RMB445.0 million, RMB699.6 million and RMB883.8 million (US$127.0 million) for the years ended December 31, 2017, 2018 and 2019, respectively.
Effective January 1, 2012, the MOF and the SAT launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Effective from May 1, 2016, PRC tax authorities collect VAT in lieu of business tax in all regions and industries. All of our entities were subject to VAT at rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019, which are not listed in Article 2
Sub-article
2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2019. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing PRC tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refers to a taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, consolidated affiliated entities and their shareholders or their subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”
Reorganization of Operating Segments
In 2018, we reorganized our operating segments from a single operating segment into three operating segments, namely Momo’ service lines, Tantan’s service lines and QOOL’s service line. The change in operating segments reflects our acquisition of Tantan and QOOL’s new entertainment business. Our chief operating decision maker assesses the performance of our company and makes decisions in respect of the allocation of our resources by analyzing the operating results of these operating segments separately. Prior to our acquisition of Tantan, Tantan’s financial information was not consolidated to ours. Therefore, Tantan’s service lines did not have comparable financial information in 2017. QOOL started its entertainment business such as the TV content production in 2018, so its comparable financial information in 2017 accounted insignificant portion to our consolidated financial statements.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	8,886,390	100.0	13,408,421	100.0	17,015,089	100.0
Live video service	7,429,906	83.6	10,709,491	79.9	12,448,131	73.2
Value-added service	695,798	7.8	1,883,150	14.0	4,105,963	24.1
Mobile marketing services	514,279	5.8	500,321	3.7	331,822	2.0
Mobile games	241,388	2.7	130,392	1.0	92,451	0.5
Other services	5,019	0.1	185,067	1.4	36,722	0.2
Cost and expenses
Cost of revenues	(4,373,377)	(49.2)	(7,182,897)	(53.6)	(8,492,096)	(49.9)
Research and development expenses	(346,144)	(3.9)	(760,644)	(5.7)	(1,095,031)	(6.4)
Sales and marketing expenses	(1,467,376)	(16.5)	(1,812,262)	(13.5)	(2,690,824)	(15.8)
General and administrative expenses	(422,005)	(4.7)	(640,023)	(4.8)	(1,527,282)	(9.0)

Total cost and expenses	(6,608,902)	(74.3)	(10,395,826)	(77.6)	(13,805,233)	(81.1)

Other operating income	156,764	1.8	253,697	1.9	344,843	2.0
Income from operations	2,434,252	27.4	3,266,292	24.4	3,554,699	20.9
Interest income	145,568	1.6	272,946	2.0	407,542	2.4
Interest expense	—	—	(56,503)	(0.4)	(78,611)	(0.5)
Impairment loss on long-term investments	(30,085)	(0.3)	(43,200)	(0.3)	(15,711)	(0.1)

Income before income tax and share of income on equity method investments	2,549,735	28.7	3,439,535	25.7	3,867,919	22.7
Income tax expense	(445,001)	(5.0)	(699,648)	(5.2)	(883,801)	(5.2)

Income before share of income (loss) on equity method investments	2,104,734	23.7	2,739,887	20.4	2,984,118	17.5
Share of income (loss) on equity method investments	39,729	0.4	48,660	0.4	(23,350)	(0.1)

Net income	2,144,463	24.1	2,788,547	20.9	2,960,768	17.4

Comparison of the Years Ended December 31, 2017, 2018 and 2019
Net revenues
We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from self-developed mobile games and licenced mobile game. Net revenues increased from RMB8,886.4 million in 2017 to RMB13,408.4 million in 2018, and further to RMB17,015.1 million (US$2,444.1 million) in 2019, primarily driven by the significant increase in net revenues from live video service and value-added service.
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

2019 compared to 2018
. Our live video service revenues increased from RMB10,709.5 million in 2018 to RMB12,448.1 million (US$1,788.1 million) in 2019, primarily due to the increase in the average revenues per paying user resulting from our effective growth strategy to apply different products and operational efforts for different cohorts of users, provide better paying experience to paying users, and improve users’ willingness to pay for live video service.
2018 compared to 2017
. Our live video service revenues increased from RMB7,429.9 million in 2017 to RMB10,709.5 million in 2018, primarily due to the increase in paying users and the increase in the average revenues per paying user resulting from our continued effort to enhance content attractiveness, optimize product features, improve user experience, and introduce interactive streaming channels to grow our user base and develop their willingness to pay for live video service.
Value-added service
Value-added service primarily comprises virtual gift service and membership subscription. We started to offer virtual gift service on our Momo platform in the fourth quarter of 2016 to enhance users’ interaction and social networking with each other. Both Momo and Tantan users can become members by paying membership fees per contract period, which ranges from one month to one year. Both Momo and Tantan members are entitled to additional functionalities and privileges on Momo and Tantan mobile applications, respectively.
2019 compared to 2018
. Revenues from our value-added service increased by 118.0% to RMB4,106.0 million (US$589.8 million) in 2019 from RMB1,883.2 million in 2018, primarily attributable to the continuous growth of the virtual gift business on our Momo mobile application driven by more functions launched and more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan in the whole fiscal year of 2019 compared to its membership subscription revenues in the period from June to December 2018.
2018 compared to 2017
. Revenues from our value-added service increased by 170.6% to RMB1,883.2 million in 2018 from RMB695.8 million in 2017, primarily attributable to the continuous growth of the virtual gift business on Momo mobile application driven by more paying social scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the contribution of Tantan’s membership subscription revenue consolidated since June 2018.
Mobile marketing services
Our mobile marketing services currently include
in-feed
marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.
2019 compared to 2018
. Mobile marketing services revenues decreased by 33.7% to RMB331.8 million (US$47.7 million) in 2019 from RMB500.3 million in 2018, primarily due to the decrease of our advertising and marketing customer demands and the decrease in advertisement properties on Momo’s platform.
2018 compared to 2017
. Mobile marketing services revenues decreased by 2.7% to RMB500.3 million in 2018 from RMB514.3 million in 2017, primarily due to the decrease of our advertising and marketing customer demands.

Mobile games
As of December 31, 2019, we had self-developed mobile game and licensed mobile game. Our revenues from mobile games depend on the number of paying users.
2019 compared to 2018
. Our mobile games revenues decreased by 29.1% to RMB92.5 million (US$13.3 million) in 2019 from RMB130.4 million in 2018, primarily due to the decrease in our paying users.
2018 compared to 2017
. Our mobile games revenues decreased by 46.0% to RMB130.4 million in 2018 from RMB241.4 million in 2017, primarily due to the decrease in our paying users.
Other services
Our other services mainly include television content production service and film and television series investment and distribution promotion business.
2019 compared to 2018
. Other services revenues decreased to RMB36.7 million (US$5.3 million) in 2019 from RMB185.1 million in 2018, primarily attributable to revenues of RMB169.6 million generated from advertisement revenue sharing upon broadcasting of a co-produced
TV variety show in 2018, which did not generate revenues in 2019.
2018 compared to 2017
. Other services revenues increased to RMB185.1 million in 2018 from RMB5.0 million in 2017, primarily attributable to revenues of RMB169.6 million generated from advertisement revenue sharing upon broadcasting of a co-produced
TV variety show.
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

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	3,523,281	80.6	5,701,563	79.4	7,153,655	84.2
Commission fees	309,767	7.1	278,528	3.9	369,549	4.4
Bandwidth costs	235,813	5.4	303,507	4.2	364,695	4.3
Production cost in connection with television content	—	—	429,215	6.0	—	—
Labor costs	109,042	2.5	176,461	2.5	244,182	2.9
Depreciation and amortization	59,548	1.4	140,621	2.0	209,388	2.5
Other costs	135,926	3.0	153,002	2.0	150,627	1.7

Total cost of revenues	4,373,377	100.0	7,182,897	100.0	8,492,096	100.0

2019 compared to 2018
. Our cost of revenues increased from RMB7,182.9 million in 2018 to RMB8,492.1 million (US$1,219.8 million) in 2019. The increase was primarily due to a RMB1,452.1 million (US$208.6 million) increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, a RMB91.0 million (US$13.1 million) increase in commission fees paid to payment channels due to a higher volume of cash collection through such channels, a RMB68.8 million (US$9.9 million) increase in depreciation and amortization costs, a RMB61.2 million (US$8.8 million) increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, a RMB67.7 million (US$9.7 million) increase in labor costs resulting from an increase in the number of employees involved in the operations of our Momo and Tantan platforms, partially offset by a RMB429.2 million (US$61.7 million) decrease in the production costs in connection with television content.
2018 compared to 2017
. Our cost of revenues increased from RMB4,373.4 million in 2017 to RMB7,182.9 million in 2018. The increase was primarily due to a RMB2,178.3 million increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, a RMB429.2 million increase in the production costs in connection with television content, a RMB81.1 million increase in depreciation and amortization costs, a RMB67.7 million increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, a RMB67.4 million increase in labor costs resulting from an increase in the number of employees involved in the operations of our Momo and Tantan platforms, partially offset by a RMB31.2 million decrease in commission fees paid to payment channels due to the decreased average commission rate charged by those channels.
Research and development expenses
Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel, technological service fee, depreciation and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and to further enhance our big data analytical capabilities.
2019 compared to 2018
. Our research and development expenses increased by 44.0% from RMB760.6 million in 2018 to RMB1,095.0 million (US$157.3 million) in 2019. This increase was primarily due to a RMB281.5 million (US$40.4 million) increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 1,172 as of December 31, 2018 to 1,356 as of December 31, 2019.
2018 compared to 2017
. Our research and development expenses increased by 119.7% from RMB346.1 million in 2017 to RMB760.6 million in 2018. This increase was primarily due to a RMB361.3 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 552 as of December 31, 2017 to 1,172 as of December 31, 2018.
Sales and marketing expenses
Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness, attract new users and promote our new services.

2019 compared to 2018
. Our sales and marketing expenses increased by 48.5% from RMB1,812.3 million in 2018 to RMB2,690.8 million (US$386.5 million) in 2019, primarily due to a RMB723.8 million (US$104.0 million) increase in marketing and promotional expenses to attract users to both Momo and Tantan platforms, extend Tantan’s business in domestic and overseas markets, and promote our new broadcasters by an internet variety show for our live video service, a RMB120.6 million (US$17.3 million) increase in salaries and other benefits for our sales and marketing personnel, and a RMB29.4 million (US$4.2 million) increase in amortization expenses related to intangible assets from business acquisitions.
2018 compared to 2017
. Our sales and marketing expenses increased by 23.5% from RMB1,467.4 million in 2017 to RMB1,812.3 million in 2018, primarily due to a RMB200.1 million increased marketing and promotional expenses to attract users and promote our live video services, a RMB91.5 million increase in salaries and other benefits for our sales and marketing personnel, and a RMB39.6 million increase in amortization expenses related to intangible assets from business acquisitions.
General and administrative expenses
General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses. We expect our general and administrative expenses to increase as our business grows.
2019 compared to 2018
. Our general and administrative expenses increased from RMB640.0 million in 2018 to RMB1,527.3 million (US$219.4 million) in 2019. This increase was primarily due to an increase in personnel related costs including share-based compensation expenses, especially the share-based compensation expenses of RMB791.0 million (US$113.6 million) charged from the options granted to Tantan’s founders as the related share options were vested during the year given the necessary performance conditions were satisfied.
2018 compared to 2017
. Our general and administrative expenses increased from RMB422.0 million in 2017 to RMB640.0 million in 2018. This increase was primarily due to an increase in personnel related costs, including share-based compensation expenses as a result of our rapidly expanding talent pool.
Net income
2019 compared to 2018
. Primarily as a result of the foregoing, our net income increased from RMB2,788.5 million in 2018 to RMB2,960.8 million (US$425.3 million) in 2019.
2018 compared to 2017
. Primarily as a result of the foregoing, our net income increased from RMB2,144.5 million in 2017 to RMB2,788.5 million in 2018.
Segment Revenues
The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	RMB	YoY%	RMB	YoY%	RMB	US$	YoY%
	(in thousands, except percentages)
Revenues:
Momo	8,884,823	140	12,812,421	44	15,740,815	2,261,027	23
Tantan	—	—	417,998	N/A	1,259,906	180,974	not comparable	(1)
QOOL	1,567	N/A	178,002	11,259	14,368	2,064	(92)

Note:
(1)	After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the revenue for 2018 only includes seven months of operations.

Momo
2019 compared to 2018
. Momo revenues increased from RMB12,812.4 million in 2018 to RMB15,740.8 million (US$2,261.0 million) in 2019, primarily driven by the significant increase in net revenues from live video service and value-added service.
2018 compared to 2017
. Momo revenues increased from RMB8,884.8 million in 2017 to RMB12,812.4 million in 2018, primarily driven by the significant increase in net revenues from live video service and value-added service.
Tantan
Tantan revenues reached RMB1,259.9 million (US$181.0 million) in 2019, which mainly included value-added service revenues. After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. Tantan revenues after such consolidation in 2018 was RMB418.0 million, which mainly included value-added service revenue.
QOOL
2019 compared to 2018
. QOOL revenues decreased from RMB178.0 million in 2018 to RMB14.4 million (US$2.1 million) in 2019. This decrease was mainly attributable to revenues of RMB169.6 million generated from advertisement revenue sharing upon broadcasting of one produced television program in 2018, which did not generate revenues in 2019.
2018 compared to 2017
. QOOL revenues increased from 1.6 million in 2017 to RMB178.0 million in 2018. This increase was mainly attributable to revenues generated from advertisement revenue sharing upon broadcasting of one produced television program in 2018.
Segment Operating Costs and Expenses
The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2017		2018		2019
	RMB	YoY%	RMB	YoY%	RMB	US$	YoY%
	(in thousands, except percentages)
Operating Costs and Expenses:
Momo	6,595,045	141	8,928,568	35	11,025,551	1,583,721	23
Tantan	—	—	963,486	N/A	2,727,259	391,746	not comparable	(1)
QOOL	13,857	N/A	503,772	3,536	52,423	7,530	(90)

Note:
(1) After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the operating costs and expenses for 2018 only includes seven months of operations.
Momo
Operating costs and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.
Cost of revenues
2019 compared to 2018
. The cost of revenues of Momo increased by 22.7% from RMB6,573.0 million in 2018 to RMB8,065.3 million (US$1,158.5 million) in 2019, primarily due to an increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue.
2018 compared to 2017
. The cost of revenues of Momo increased by 50% from RMB4,373.4 million in 2017 to RMB6,573.0 million in 2018, primarily due to an increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, an increase in labor costs resulting from an increase in the number of employees, an increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, partially offset by a decrease in commission fees paid to payment channels due to decreased average commission rate charged by those channels.

Research and development expense
2019 compared to 2018
. The research and development expenses of Momo increased by 29.9% from RMB614.1 million in 2018 to RMB797.5 million (US$114.6 million) in 2019, primarily due to an increase in salaries and benefits for research and development personnel.
2018 compared to 2017
. The research and development expenses of Momo increased by 77% from RMB346.1 million in 2017 to RMB614.1 million in 2018, primarily due to an increase in salaries and benefits for research and development personnel.
Sales and marketing expenses
2019 compared to 2018
. The sales and marketing expenses of Momo increased by 19.9% from RMB1,269.5 million in 2018 to RMB1,521.5 million (US$218.6 million) in 2019, primarily due to an increase in marketing and promotional expenses to attract users and promote our live video service, and an increase in salaries and benefits including share-based compensation expense for our sales and marketing personnel.
2018 compared to 2017
. The sales and marketing expenses of Momo decreased by 13% from RMB1,457.7 million in 2017 to RMB1,269.5 million in 2018, primarily due to saving in marketing and promotional expenses.
General and administrative expense
2019 compared to 2018
. The general and administrative expenses of Momo increased by 35.8% from RMB472.0 million in 2018 to RMB641.3 million (US$92.1 million) in 2019, primarily due to an increase in personnel related costs including share-based compensation expenses.
2018 compared to 2017
. The general and administrative expenses of Momo increased by 13% from RMB417.9 million in 2017 to RMB472.0 million in 2018, primarily due to an increase in personnel related costs, including share-based compensation expenses as a result of our rapidly expanding talent pool.
Tantan
Operating costs and expenses of Tantan mainly consist of marketing and promotion expenses, research and development costs, labor costs, commission fees, bandwidth costs, depreciation and other costs.
Cost of revenues
. The cost of revenues of Tantan in 2019 was RMB415.7 million (US$59.7 million), which consisted primarily of costs associated with the operation and maintenance of the Tantan platform, including commission fees, bandwidth costs, depreciation and labor costs. The cost of revenues of Tantan in 2018 after we consolidated Tantan’s financial information was RMB174.9 million.
Research and development expenses
. The research and development expenses of Tantan in 2019 were RMB297.6 million (US$42.7 million), which consisted primarily of salaries and benefits for research and development personnel. The research and development expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB146.6 million.
Sales and marketing expenses
. The sales and marketing expenses of Tantan in 2019 were RMB1,162.9 million (US$167.0 million), which consisted primarily of campaigns with third parties to acquire more users and drive traffic to our mobile applications as well as salaries and benefits for sales and marketing personnel. The sales and marketing expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB520.1 million.
General and administrative expenses
. The general and administrative expenses of Tantan in 2019 were RMB851.1 million (US$122.3 million), which consisted primarily of salaries and other benefits including share-based compensation expense, and professional fees. The general and administrative expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB121.9 million.

QOOL
Operating costs and expenses of QOOL mainly consist of production costs in connection with television content, staff related costs, and marketing and promotion expenses.
Cost of revenues
2019 compared to 2018
. The cost of revenues of QOOL were RMB11.1 million (US$1.6 million) in 2019, and RMB435.1 million in 2018, which consisted primarily of production costs in connection with our television content; we had no television content produced in 2019.
Sales and marketing expenses
2019 compared to 2018
. The sales and marketing expenses of QOOL were RMB6.4 million (US$0.9 million) in 2019, and RMB22.6 million in 2018, which consisted primarily of television content-related promotional marketing expenses; we had no television content-related promotional marketing expenses in 2019.
2018 compared to 2017
. The sales and marketing expenses of QOOL increased from RMB9.7 million in 2017 to RMB22.6 million in 2018, primarily due to an increase in television content-related promotional marketing expenses.
General and administrative expenses
2019 compared to 2018
. The general and administrative expenses of QOOL were RMB34.9 million (US$5.0 million) in 2019, and RMB46.1 million in 2018, which consisted primarily of personnel related costs.
2018 compared to 2017
. The general and administrative expenses of QOOL increased from RMB4.1 million in 2017 to RMB46.1 million in 2018, primarily due to an increase in personnel related costs.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
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
Revenue Recognition
Adoption of Accounting Standard Codification, or the ASC, “Revenue from Contracts with Customers” (“Topic 606”)
On January 1, 2018, we adopted Topic 606 by applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented under Topic 606 while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under Topic 605. The adoption of Topic 606 did not have a material impact on the our consolidated results of operations, financial position or cash flows but resulted in additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

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
For the years ended December 31, 2017, 2018 and 2019, our revenue is reported net of discount, value added tax and surcharges.
Live video service
. We principally provide live video service whereby users can enjoy live performance and interact with the broadcasters for free during the performance. Broadcasters can either host the performance on their own or join a talent agency. We generate revenue from sales of virtual items to our users. We design, create and offer various virtual items for sales to users with pre-determined
stand-alone selling price, which if users chose to, can be purchased and presented to the broadcasters to show their support during their live video performance. We have a recharge system for users to purchase our virtual currency that can then be used to purchase virtual items on our platform. Users can recharge via various third-party application stores and other payment channels. Virtual currency is non-refundable
and does not have any expiration date. Based on the turnover history of virtual currency, we determined that the virtual currency was often consumed soon after it was purchased and accordingly, we concluded that any breakage would be insignificant. Unconsumed virtual currency is recorded as deferred revenue. Virtual currency used to purchase virtual items is recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. All virtual items are non-refundable,
consumed at a
point-in-time
and expire in a few days after the purchase. Under arrangements entered into with broadcasters and talent agencies, we share a portion of the revenues derived from the sales of virtual items with them (“Revenue Sharing”).
We have evaluated and determined that we are the principal and we view the users to be our customers. Specifically, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, we report our live video service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to broadcasters and talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. We have determined that the virtual items represent one performance obligation in the live video service. Revenue related to each of the virtual item is recognized at the point in time when the virtual item is transferred directly to the relevant broadcasters and consumed by users. Although some virtual items have expiry dates, we consider that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. We do not have further performance obligations to the users after the virtual items are consumed.
Users also have the right to purchase various combinations of virtual items and virtual item coupons in the live video, which are generally capable of being distinct. Specifically, we enter into certain contracts with our users where virtual item coupons are granted to users with a purchase. The virtual item coupons can be used by the users to exchange for free virtual items in the future. Such virtual item coupons typically expire a few days after being granted. We have determined that the virtual item coupons represent a material right under Topic 606 which is recognized as a separate performance obligation at the outset of the arrangement. Judgment is required to determine the stand-alone selling price for each distinct virtual item and virtual item coupons. We allocate the consideration to each distinct virtual item and virtual item coupon based on their relative stand-alone selling prices. In instances where stand-alone selling price is not directly observable as we do not sell the virtual items or virtual item coupons separately, we determine the stand-alone selling price based on pricing strategies, market factors and strategic objectives. We recognize revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated. Revenue for the virtual item coupons are recognized when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, we consider that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users.

We do not provide any right of return and do not provide any other credit or incentive to our users.
Value-added Service
. Value-added services revenues mainly include membership subscription revenue and virtual gift service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. We have determined that membership subscription services represent one performance obligation. We collect membership subscription in advance and record it as deferred revenue. Revenue is recognized ratably over the contract period as the membership subscription services are delivered. s
We launched virtual gift service in 2016 to enhance users’ experience of interaction and social networking with each other. Generally, users purchase virtual items and send the virtual items to other users. We share a portion of the revenues derived from the sales of virtual items with the recipient of the virtual item. All virtual items are nonrefundable, typically consumed at a point-in-time
and expire in a few days after the purchase. Although some virtual items have expiry dates, we consider that the impact of breakage for the virtual items is insignificant as historical data shows that the virtual items are consumed shortly after they are release to users, and the forfeiture rate remains relatively low for the periods presented. We collect the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. We have determined that we have one single performance obligation which is the display of the virtual items for the users who purchase them. Revenues derived from the sale of virtual items are recorded on a gross basis as we have determined that we are the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for the live video services. The portion paid to gift recipients is recognized as cost of revenues.
For virtual gift service, we also provide various combinations of virtual items for users to purchase and grant virtual item coupons with the purchase, similar to live video service. For the same reasons and with the same methods outlined in the revenue recognition policy for live video services, revenue is recognized for each of the distinct virtual item and we recognize revenue for the virtual item coupons when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, we consider that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users.
Mobile marketing
. We provide advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through their mobile applications.
Display-based mobile marketing services
For display-based online advertising services, we have determined that our mobile marketing services represent one performance obligation. Accordingly, we recognize mobile marketing revenue ratably over the period that the advertising is provided relevant commencing on the date the relevant customer’s advertisement is displayed, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
Performance-based mobile marketing services
We also enable advertising customers to place links, on our mobile platform on a pay-for-effectiveness
basis, which is referred to as the cost for performance model. We charge fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. We have determined that our mobile marketing services represent one performance obligation. Accordingly, we recognize mobile marketing revenue based on sales of effective clicks. We estimated the revenues based on sales of effective clicks. Revenue is estimated based on our internal data, which is confirmed with respective customers periodically.
Our revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates, if applicable.

Mobile Games
. We operate mobile games including both self-developed and licensed mobile games and generate mobile game revenues from the sale of in-game
virtual currencies or virtual items.
We record revenue generated from mobile games on a gross basis if we act as the principal in the mobile game arrangements under which we control the specified services before they are provided to the customer. We determine that we have a single performance obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players. Specially, we are primarily responsible for fulfilling the promise to provide maintenance services and have discretion in setting the price for virtual currencies or virtual items to the customers. Accordingly, we recognize revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items and once all other revenue recognition criteria are met.
For arrangements that we have determined that it is not the principal, we consider the game developers to be our customers and record revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in Topic 606 are met, which is generally when the user consumes virtual currencies issued by the game developers. Specifically, we have determined that we have no additional performance obligation to the developers or game players upon completion of the corresponding in-game purchase.
Other Services
. Revenues from other services in the year ended December 31, 2019 mainly consisted of film distribution promotion business and music service revenues.
Consolidation of Affiliated Entities
PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, we conduct a substantial majority of our business through our VIEs and their subsidiaries.
Our wholly-owned PRC subsidiaries hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bears the economic risks and receives the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:
•	Exclusive cooperation agreements, as supplemented;
•	Equity interest pledge agreements;
•	Business operation agreements;
•	Exclusive call option agreements;
•	Powers of attorney; and
•	Spousal consent letters.
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
Uncertainties exist with respect to the application of the EIT Law to our operations, specifically with respect to our tax residency status. The EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”
Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
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
We recorded impairment losses of RMB1.3 million, RMB nil and RMB nil for long-lived assets other than goodwill for the years ended December 31, 2017, 2018 and 2019, respectively.
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
Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Specifically, the discount cash flow methodology included a weighted average cost of capital of 20% and a terminal value growth rate of 3% as of December 31, 2019. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.
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
We recorded RMB nil, RMB nil and RMB nil impairment losses on goodwill during the years ended December 31, 2017, 2018 and 2019, respectively. We did not have goodwill at any of our reporting units that are at risk of impairment at December 31, 2018 and 2019.

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
We recorded impairment losses of RMB30.1 million, RMB43.2 million and RMB15.7 million (US$2.3 million) for long-term investments during the years ended December 31, 2017, 2018 and 2019, respectively.
Share-based Compensation
Share-based payment transactions with employees and executives are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in
capital.
We classify share-based compensation with cash settlement features as liabilities. The percentage of the fair value that is accrued as compensation cost at the end of each period equal the percentage of the requisite service that has been rendered at that date. We recognize the changes in fair value of the liability classified award that occur during the requisite service period as compensation cost over that period. These awards typically vest over a period of certain years, but may fully vest due to the achievement of certain performance conditions. We recognize the share-based compensation expense on an accelerated basis if it is probable that the performance condition will be achieved.
We measure share awards issued to consultants at grant-date fair value and they are recognized over the period the services are provided.
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

As of December 31, 2019, we have financed our operations primarily through net cash provided by operating activities, as well as the issuance of equity and convertible note securities. As of December 31, 2017, 2018 and 2019, we had RMB4,462.2 million, RMB2,468.0 million and RMB2,612.7 million (US$375.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.
In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. We will not have the right to redeem the notes prior to maturity, except in the event of certain changes to the laws or their application or interpretation; see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Provisions of our convertible senior notes could discourage an acquisition of us by a third party.” Holders of the notes will have the right to require us to repurchase all or part of their notes in cash on July 1, 2023 or in the event of certain fundamental changes. Satisfying the obligations of the notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the notes through public or private equity or debt financings if we deem such financings available on favorable terms.
In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiaries currently have in place with our consolidated affiliated entities in a way that could materially and adversely affect the ability of our PRC subsidiaries to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside 10% of its accumulated after-tax
profits each year, if any, to fund a statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. If the statutory common reserve fund is not sufficient to make up its losses in previous years (if any), our PRC subsidiaries shall use the profits of the current year to make up the losses before accruing such statutory common reserve fund. At the discretion of the shareholder of our PRC subsidiaries, they may, after accruing the statutory common reserve fund, allocate a portion of their after-tax
profits based on PRC accounting standards to discretionary common reserve fund. The statutory common reserve fund and the discretionary common reserve fund cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in
capital of our PRC subsidiaries, consolidated affiliated entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.
As a result, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2019, the amount of the restricted net assets, which represents registered capital and additional paid-in
capital cumulative appropriations made to statutory reserves, was RMB1,504.4 million (US$216.1 million). As of December 31, 2019, we held cash and cash equivalents of RMB178.7 million (US$25.7 million) in aggregate outside of the PRC and RMB2,434.0 million (US$349.6 million) in aggregate in the PRC, of which RMB2,433.9 million (US$349.6 million) was denominated in RMB and RMB136,691 (US$19,634) was denominated in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiaries held cash and cash equivalents in the amount of RMB1,286.1 million (US$184.7 million), and our consolidated affiliated entities and their subsidiaries held cash and cash equivalents in the amount of RMB1,147.8 million (US$164.9 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and/or approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated affiliated entities when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entities either through entrustment loans from our PRC subsidiaries to our consolidated affiliated entities or direct loans to such consolidated affiliated entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entities’ share capital.
Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB95.2 million, RMB167.0 million and RMB214.3 million (US$30.8 million) in 2017, 2018 and 2019, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in RMB thousands)
Net cash provided by operating activities	2,886,107	3,327,718	5,448,886
Net cash used in investing activities	(188,174)	(10,034,004)	(4,029,919)
Net cash provided by (used in) financing activities	2,833	4,687,951	(1,273,780)
Effect of exchange rate changes	(26,840)	24,175	(478)
Net increase in (decrease by) cash and cash equivalents	2,673,926	(1,994,160)	144,709
Cash and cash equivalents at beginning of period	1,788,268	4,462,194	2,468,034
Cash and cash equivalents at end of period	4,462,194	2,468,034	2,612,743

Anticipated Use of Cash
We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have. On March 12, 2019, we declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, we declared another special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The aggregate amount of cash dividends to be paid is approximately US$159 million, which will be funded by surplus cash on our balance sheet.

Operating Activities
Net cash provided by operating activities amounted to RMB5,448.9 million (US$782.7 million) in 2019, which was primarily attributable to a net income of RMB2,960.8 million (US$425.3 million), adjusted for non-cash
items of RMB1,815.3 million (US$260.8 million) and a decrease of RMB672.8 million (US$96.6 million) in working capital. The non-cash
items primarily include RMB1,408.2 million (US$202.3 million) in share-based compensation expenses, RMB198.2 million (US$28.5 million) in depreciation of property and equipment and RMB158.0 million (US$22.7 million) in amortization of intangible assets. The decrease in working capital was primarily attributable to a decrease in accounts receivable of RMB442.2 million (US$63.5 million), an increase in accrued expenses and other current liabilities of RMB212.3 million (US$30.5 million), an increase in deferred revenue of RMB61.6 million (US$8.9 million), an increase in accounts payable of RMB52.2 million (US$7.5 million), and a decrease in prepaid expense and other current assets of RMB26.4 million (US$3.8 million), partially offset by decrease in amount due to related parties of RMB53.0 million (US$7.6 million). The decrease in accounts receivable was mainly attributable to the cash collection of the shared revenue from the distributor of our television content. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in marketing promotional fees payable, (ii) an increase in payroll and welfare payable due to increased salaries and bonus and increased headcount and (iii) an increase in accrued service fee mainly due to Tantan’s increased demand in technical support. The increase in deferred revenue was mainly attributable to the increase in Tantan’s membership subscription revenue. The increase in accounts payable was mainly attributable to an increase in revenue-sharing payable to live broadcasters, talent agencies and virtual gift recipients. The decrease in prepaid expense and other current asset was mainly attributable to (i) a decrease in customer payment to our account through third-party payment channels and cash deposited at third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their shared revenue and (ii) a decrease in advance payment made to suppliers for advertising fees, partially offset by (i) an increase of a corporate lending receivable balance, which is a loan to a third-party entity and (ii) an increase of VAT input, mainly due to larger purchase of goods or other services, property and equipment and advertising activities. The decrease in amount due to related parties was mainly attributable to payment of the special dividend declared to certain of our ordinary shareholders in April 2014.
Net cash provided by operating activities amounted to RMB3,327.7 million in 2018, which was primarily attributable to a net income of RMB2,788.5 million, adjusted for non-cash
items of RMB814.8 million and an increase of RMB275.6 million in working capital. The non-cash
items primarily include RMB580.8 million in share-based compensation expenses, RMB148.2 million in depreciation of property and equipment and RMB93.0 million in amortization of intangible assets. The increase in working capital was primarily attributable to an increase in accounts receivable of RMB440.6 million and an increase in prepaid expense and other current assets of RMB67.3 million, partially offset by an increase in accounts payable of RMB233.7 million and an increase in accrued expenses and other current liabilities of RMB51.9 million. The increase in accounts receivable was mainly attributable to the shared revenue receivable from the distributor of our television content. The increase in prepaid expense and other current asset was mainly attributable to (i) an increase in customer payment to our account through third-party channels and cash deposited at the third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their revenue sharing and (ii) an increase in input VAT due to larger amount of purchasing of services and advertising activities, partially offset by a decrease in advance payment made to suppliers for advertising fees and live video broadcasting service fees. The increase in accounts payable was mainly attributable to an increase in revenue-sharing payable to live broadcasters and broadcaster agencies. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in marketing promotional fees payable and (ii) an increase in payroll and welfare payable due to increased headcount and increased salaries and bonus.
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

Investing Activities
Net cash used in investing activities amounted to RMB4,029.9 million (US$578.9 million) in 2019, which was primarily due to the purchase of short-term deposits, payment for short-term investments, purchase of long-term deposits, purchase of servers, computers and other office equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of short-term deposits and from sales of short-term investments.
Net cash used in investing activities amounted to RMB10,034.0 million in 2018, which was primarily due to the purchase of term deposits and short-term investments, payment for business acquisition of Tantan, purchase of servers, computers and other equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of term deposits and short-term investments.
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
Financing Activities
Net cash used in financing activities amounted to RMB1,273.8 million (US$183.0 million) in 2019, which was primarily attributable to payment of our declared special cash dividend, deferred payment for our business acquisition of Tantan and deferred payment for purchase of servers, computers and other office equipment.
Net cash generated from financing activities amounted to RMB4,688.0 million in 2018, which was primarily attributable to cash received from issuance of convertible notes and a bank loan, partially offset by cash repayment of the bank loan.
Net cash generated from financing activities amounted to RMB2.8 million in 2017, which was primarily attributable to cash received for exercise of options awarded under our share incentive plans, which was partially offset by a deferred payment on the purchase of fixed assets.
Holding Company Structure
Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside 10% of their after-tax
profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were RMB1,504.4 million (US$216.1million) as of December 31, 2019.

Capital Expenditures
Our capital expenditures amounted to RMB220.1 million, RMB251.4 million and RMB203.6 million (US$29.3 million) in 2017, 2018 and 2019, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.
C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for approximately 58% of our employees as of December 31, 2019. Most of our engineers and developers are based in our headquarters in Beijing.
For the three years ended December 31, 2017, 2018 and 2019, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB346.1 million, RMB760.6 million and RMB1,095.0 million (US$157.3 million), respectively. For the year ended December 31, 2019, our research and development expenditures represented 6.4% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel and technical service fees. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.
D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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

F.	Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

		Years ending December 31,
	Total	2020	2021	2022 and thereafter
	(RMB in thousands)
Convertible senior note obligations (1)	5,394,307	63,091	63,091	5,268,125
Operating lease obligations (2)	198,863	141,324	53,769	3,770
Investment commitment obligations (3)	13,500	—	—	—

Note:
(1)	Including estimated interest payments of RMB347.0 million in total (RMB63.1 million, RMB63.1 million and RMB220.8 million over the periods of less than one year, one to two years, and more than two years from December 31, 2019, respectively) and principal payments of RMB5,047.3 million in more than two years from December 31, 2019. Please see “Convertible Senior Notes” under Note 10 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

(2)	Operating lease obligations represent our obligations for leasing internet data center facilities and office spaces, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 11 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

(3)	Our investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.

Other than the operating lease and investment commitment shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2019.
G.	Safe Harbor

See “Forward-Looking Information.”
Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	41	Chairman and Chief Executive Officer
Yong Li	45	Independent Director
David Ying Zhang	46	Director
Benson Bing Chung Tam	56	Independent Director
Dave Daqing Qi	56	Independent Director
Li Wang	36	Director, President and Chief Operating Officer
Yongming Wu	45	Independent Director
Xiaoliang Lei	36	Chief Strategy Officer
Jonathan Xiaosong Zhang	56	Chief Financial Officer
Chunlai Wang	33	Chief Technology Officer

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
Mr. Xiaoliang Lei
is our
co-founder
and has been our Chief Strategy Officer since March 2020. From April 2018 to March 2020, Mr. Lei served as the president of our game operations. Prior to co-founding
our company, Mr. Lei was the product management staff then manager at NetEase, from 2008 to 2011. Mr. Lei was an editor in charge of content development and team management at 21CN Game Channel, a game information exchange platform in China from 2004 to 2008. Mr. Lei received his bachelor of science degree in software engineering from South China University of Technology in 2004.
Mr. Jonathan Xiaosong Zhang
has served as our chief financial officer since May 2014. Mr. Zhang served as an independent director, the chairman of audit committee, and a member of the compensation committee and the nominating and corporate governance committee of Tarena International Inc. (Nasdaq: TEDU) between April 2014 and February 2020. Mr. Zhang also served as an independent director and chairman of the audit committee of Sungy Mobile Limited (Nasdaq: GOMO) between November 2013 and July 2014. From July 2010 to April 2014, Mr. Zhang served as the chief financial officer of iSoftStone Holdings Limited (NYSE: ISS), and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as the chief financial officer of several companies, including BJB Career Education Company Limited from June 2009 to June 2010, and Vimicro International Corporation (Nasdaq: VIMC) from September 2004 to January 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang received his master’s degree in accountancy from the University of Illinois in 1994, his master’s degree in meteorology from Saint Louis University in 1992, and his bachelor’s degree in meteorology from Peking University in 1986. Mr. Zhang is a Certified Public Accountant in the State of California.

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

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB124.4 million (US$17.9 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90,000) in cash to our non-executive
directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance and a housing provident fund.
Share Incentive Plans
2012 Plan
In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.
As of March 31, 2020, options to purchase 28,769,414 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 5,085,878 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.
Plan Administration
. Our board of directors or one or more committees consisting solely of directors designated by our board will administer the 2012 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. The board or such committee(s) may also delegate, to the extent permitted by applicable laws, to one or more officers of our company, its powers under the 2012 Plan to determine the officers and employees who will receive awards, the number of such awards, and the terms and conditions thereof. Subject to the limitations under the 2012 Plan, the plan administrator from time to time may authorize, generally or in specific cases only, for the benefit of any participant, any adjustment in exercise or purchase price, vesting schedule, and re-granting
of awards by waiver or by other legally valid means.
Award Agreement
. Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, provisions and restrictions for each award, which may include the type of award, the term of the award, vesting provisions, the exercise or purchase price, and the provisions applicable in the event that the recipient’s employment or service terminates. Under the plan, each recipient of option award shall duly sign a power of attorney delegating the voting rights and signing rights of ordinary shares issued upon the exercise of the option award.

Eligibility
. We may grant awards to our officers, directors, employees, consultants and advisors of our company.
Acceleration of Awards upon Change in Control
. If a change in control of our company occurs, the plan administrator may, in its sole discretion, accelerate the awards so that they may immediately vest without any forfeiture restrictions, unless the plan administrator has otherwise provided for substitution, assumption, exchange or other continuation or settlement of the award.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options
. The plan administrator determines the exercise price for each option award, which is stated in the award agreement and shall in no case be lower than the par value of our ordinary shares. Once vested, an option award will remain exercisable until the date of expiration or termination, unless otherwise provided by the plan administrator. However, each option award shall expire no more than 10 years after its date of grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the recipient, save for certain exceptions including transfers to our company, transfers by gift to an affiliate or an immediately family member, transfer by will or the laws of descent and distribution, and other exceptions provided for by the plan administrator.
Amendment and Termination of the 2012 Plan
. Subject to any shareholder approval, our board of directors may, at any time, terminate or, from time to time, amend, modify or suspend this 2012 Plan. Unless terminated earlier, the 2012 Plan will terminate at the close of business on October 31, 2022.
2014 Plan
We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 38,309,134 Class A ordinary shares. As of March 31, 2020, we have granted options to purchase 28,856,013 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 570,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 18,570,895 Class A ordinary shares remained outstanding and 211,250 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.
Types of Awards
. The 2014 Plan permits the awards of options, restricted shares and restricted share units.
Plan Administration
. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 Plan can act as the plan administrator.
Award Agreement
. Options, restricted shares or restricted share units granted under the 2014 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.
Eligibility
. We may grant awards to our employees, directors, consultants, or other individuals as determined, authorized and approved by the plan administrator. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Acceleration of Awards upon Change in Control
. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of Class A ordinary shares on the date of the change-in-control
transaction plus reasonable interest.

Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the tenth anniversary after the date of a grant, unless extended by the plan administrator.
Exercise Price of Options
. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.
Transfer Restrictions
. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination
. Unless terminated earlier, the 2014 Plan will terminate automatically in 2024.
The following table summarizes, as of March 31, 2020, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Li Wang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
Xiaoliang Lei	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
Jonathan Xiaosong Zhang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
Chunlai Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
Other individuals as a group	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	May 4, 2015	May 3, 2025
	*	0.0002	August 13, 2015	August 12, 2025
	*	0.0002	October 15, 2015	October 14, 2025
	*	0.0002	November 13, 2015	November 12, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	July 6, 2016	July 5, 2026
	*	0.0002	October 15, 2016	October 14, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	January 3, 2017	January 2, 2027
	*	0.0002	April 13, 2017	April 12, 2027
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	July 13, 2017	July 12, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	October 13, 2017	October 12, 2027
	*	0.0002	December 5, 2017	December 4, 2027
	*	0.0002	December 29, 2017	December 28, 2027
	*	0.0002	April 13, 2018	April 12, 2028
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	July 13, 2018	July 12, 2028
	*	0.0002	October 15, 2018	October 14, 2028
	*	0.0002	December 29, 2018	December 28, 2028
	195,000	0.0002	April 15,2019	April 14,2029
	2,161,000	0.0002	May 17, 2019	May16,2029
	50,000	0.0002	July 12,2019	July 11,2029
	137,000	0.0002	October 15,2019	October 14,2029
	181,000	0.0002	December 26,2019	December 25,2029

Total	23,256,773

*	Aggregate number of shares represented by all outstanding options granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2020, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant

Benson Bing Chung Tam	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15,2019
Dave Daqing Qi	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018

	*	April 15,2019

Yongming Wu	*	April 15,2019

Total	211,250

*	Aggregate number of shares represented by all restricted share units granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

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
In 2015, Momo BVI granted options to purchase a total of 10,550,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly-owned subsidiary incorporated in Delaware, with exercise prices ranging from US$0.10 to US$0.11 per share. Of such awards, options to purchase an aggregate of nil shares remained outstanding as of March 31, 2020.
Tantan 2015 Plan
In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan (“Amended and Restated 2015 Plan”) and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2020, options to purchase 5,782,934 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.
Tantan 2018 Plan
In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares additionally authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2020, options to purchase 22,839,891 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.
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
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.
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
We had 1,244, 2,147 and 2,350 employees as of December 31, 2017, 2018 and 2019, respectively. Geographically, as of December 31, 2019, we had 2,249 employees in Beijing, 54 employees in Chengdu, 6 employees in Shanghai, 25 employees in Guangzhou, 13 employees in Tianjin, 1 employee in Hainan and 2 employees in the United States. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

As of December 31, 2019
Function:
Research and development	1,356
Customer service, sales and marketing	391
Operations and cost	332
General administration	271

Total	2,350

In addition to our full-time employees, we used 958 contract workers dispatched to us by staffing agencies as of December 31, 2019. These contract workers are primarily responsible for content management and monitoring and for customer service.
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
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:
•	each of our current directors and executive officers; and
•	each person known to us to own beneficially 5% or more of our shares.
Percentage of beneficial ownership is based on a total of 417,412,368 outstanding ordinary shares of our company as of the date of March 31, 2020, comprising (i) 337,047,902 Class A ordinary shares, excluding the 3,265,900 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.
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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A Ordinary Shares	Class B Ordinary Shares	% (1)	% (2)

Yan Tang(3)	5,713,394	80,364,466	20.3	70.6
Yong Li(4)	8,046,899	—	1.9	*
David Ying Zhang(5)	*	—	*	*
Benson Bing Chung Tam(6)	*	—	*	*
Dave Daqing Qi(7)	*	—	*	*
Xiaoliang Lei(8)	9,759,603	—	2.3	*
Jonathan Xiaosong Zhang(9)	*	—	*	*
Li Wang(10)	*	—	*	*
Yongming Wu(11)	*	—	*	*
Chunlai Wang(12)	*	—	*	*
All directors and executive officers as a group	26,907,382	80,364,466	25.1	72.2

Principal Shareholders:
Gallant Future Holdings Limited(13)	—	72,364,466	17.3	63.4
Renaissance entities(14)	26,704,806	—	6.4	2.3
J O Hambro Capital Management Limited(15)	23,260,894	—	5.6	2.0

Notes:
*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**	Except for Messrs. Yong Li, David Ying Zhang, Mr. Benson Bing Chung Tam, Mr. Dave Daqing Qi and Mr. Yongming Wu, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.
(1)	Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 417,412,368 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2020. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one
basis.
(2)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote.
(3)	Represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 5,175,894 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans, and (iv) 537,500 Class A ordinary shares that Mr. Tang’s spouse is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
(4)	Represents 8,046,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.
(5)	Represents (i) 1 Class A ordinary share held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018, and (ii) 373,670 Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang. The percentage of beneficial ownership in this annual report was calculated based on the total number of our Class A and Class B ordinary shares outstanding as of March 31, 2020. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China
II-A,
L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China
II-A,
L.P. is Matrix China II GP, Ltd. The directors of Matrix China II GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road North, Chaoyang District, Beijing 100026, People’s Republic of China.

(6)	Represents Class A ordinary shares held by Mr. Tam and Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2020 upon the exercise of share options held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room
1-4-2503,
No. 2 East Xibahe, Chaoyang District, Beijing, China.
(7)	Represents Class A ordinary shares and ADSs held by Mr. Qi and Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2020 upon the exercise of share options held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.
(8)	Represents (i) 1,668,967 Class A ordinary shares that Mr. Lei is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans, (ii) 3,520 Class A ordinary shares represented by ADSs beneficially owned by Mr. Lei and (iii) 8,087,116 Class A ordinary shares held by First Optimal Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Lei.
(9)	Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang.
(10)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans.
(11)	Represents Class A ordinary shares that Mr. Wu is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans. The business address of Mr. Wu is 8 Shenton Way, AXA Tower,
#45-01,
Singapore 068811.
(12)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2020 upon exercise of share options held by him under our share incentive plans.
(13)	Represents 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.
(14)	The number of Class A ordinary shares beneficially owned is as reported in a Schedule 13G filed by Renaissance Technologies LLC on February 14, 2020, or RTC, and Renaissance Technologies Holdings Corporation, or RTHC, and consists of 26,704,806 Class A ordinary shares represented by ADSs held by RTC. RTC is a limited liability company incorporated in Delaware whose majority ownership is owned by RTHC, a corporation incorporated in Delaware. The business address of both RTC and RTHC is 800 Third Avenue, New York, New York 10022.
(15)	Represents 23,260,894 Class A ordinary shares represented by American depositary receipts held by J O Hambro Capital Management Limited, a company incorporated in England and Wales with its business address at Level 3, 1 St James’s Market, London SW1Y 4AH, United Kingdom, based on a Schedule 13G filed by J O Hambro Capital Management Limited on February 11, 2020.
To our knowledge, on the same basis of calculation as above, 93.2% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 317,310,638 Class A ordinary shares represented by 158,655,319 ADSs, including 3,265,900 Class A ordinary shares underlying 1,632,950 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.
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

Contractual Arrangements with Beijing Momo and Its Shareholders
PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in China. As a result, we operate our relevant business through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and the shareholders of the consolidated affiliated entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.”
Transactions with Affiliates of a Major Shareholder
In 2017, we (i) provided mobile marketing services to Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Hangzhou Yihong Advertisement Co., Ltd.; (ii) received mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd.; (iii) purchased cloud computing services from Alibaba Cloud Computing Ltd.; (iv) purchased marketing services from Taobao (China) Software Co., Ltd. and (v) shared mobile game revenue with Guangzhou Jianyue Information Technology Co., Ltd. For the year ended December 31, 2017, the total amount of service fees from Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd and Hangzhou Yihong Advertisement Co., Ltd. were RMB2.3 million, RMB0.5 million and RMB17.7 million, respectively. The total amount of mobile game revenue generated through Guangzhou Aijiuyou Informational Technology Co., Ltd. were RMB1.2 million. The total amount of service fees to Alibaba Cloud Computing Ltd. and Taobao (China) Software Co., Ltd. were RMB74.7 million and RMB2.3 million, respectively, and the total revenue sharing with Guangzhou Jianyue Information Technology Co., Ltd. was RMB0.8 million. Hangzhou Alimama Technology Co., Ltd., Zhejiang Tmall Technology Co., Ltd., Hangzhou Yihong Advertisement Co., Ltd., Guangzhou Aijiuyou Informational Technology Co., Ltd., Alibaba Cloud Computing Ltd., Taobao (China) Software Co., Ltd. and Guangzhou Jianyue Information Technology Co., Ltd. are affiliates of Alibaba Investment Limited, one of our major shareholders until November 2017.
Transactions with Certain Other Related Parties
As of December 31, 2019, we had RMB4.4 million (US$0.6 million) of uncollected amounts for mobile marketing services provided due from Hunan Qindao Network Media Technology Co., Ltd., which is a subsidiary of Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% of its equity interest. We also provided RMB5.4 million (US$0.8 million) for mobile marketing services to Hunan Qindao Network Media Technology Co., Ltd. in 2019. In connection with revenue sharing with talent agencies of live video service, we purchased RMB139.4 million, RMB429.3 million and RMB497.8 million (US$71.5 million) from Hunan Qindao Network Media Technology Co., Ltd. in 2017, 2018 and 2019, respectively, and purchased RMB61.7 million from Hunan Qindao Cultural Spread Ltd. in 2017. In addition, we owed RMB43.2 million and RMB29.6 million (US$4.3 million) unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd. as of December 31, 2018 and 2019, respectively.
In 2018 and 2019, we purchased RMB2.0 million RMB2.1 million (US$0.3 million), respectively, from Beijing Shiyue Haofeng Media Co. Ltd., a company in which we own 30.0% of its equity interests, in connection with revenue sharing with talent agencies of live video service.
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
Legal Proceedings
Other than a putative shareholder class action raised against us in the U.S. and two civil complaints raised against us and one counterclaim filed by us in China described below, we are currently not a party to any material legal or administrative proceedings.
In May 2019, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against our company, our chief executive officer and our chief financial officer: Marchand v. Momo Inc., et al, Civil Action No. 19 CV 04433 (S.D.N.Y.) (filed on May 15, 2019). On September 18, 2019, the United States District Court for the Southern District of New York appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel for the class action lawsuit. On November 20, 2019, lead and named plaintiffs filed — purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases, acquisitions, and sales of our ADSs between April 20, 2015 and May 10, 2019 — an amended class action complaint, which advances that our company’s public filings with the Securities and Exchange Commission contained material misstatements or omissions in violation of the federal securities laws. On January 24, 2020, we filed a motion to dismiss the amended class action complaint. The court has scheduled oral argument on the motion to dismiss for August 5, 2020. The action remains at its preliminary stages. We believe the case is without merit and intend to defend the action vigorously.
On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that
Xiaoyao Xiyou
, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million (US$1.5 million). On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB5.0 million (US$0.8 million) to the plaintiff. The developer of
Xiaoyao Xiyou
filed an appeal to Guangzhou Intellectual Property Court. On September 27, 2018, Guangzhou Intellectual Property Court ruled a civil judgement of final-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB4.0 million (US$0.6 million) to the plaintiff. We paid the compensation in full to the plaintiff on October 10, 2018. The plaintiff filed a re-trial application to the Guangdong Provincial Higher People’s Court for revoking the civil judgement of final-instance ruled by the Guangzhou Tian He People’s Court. The re-trial hearing has yet to be carried out as of the date of this annual report.
On February 20, 2019, we were served four civil complaints by Shenzhen Intermediate People’s Court in which the plaintiff claimed that our application infringed upon the plaintiff’s four patents. The plaintiff demanded that we cease the infringement and compensate its loss and legal costs totaling approximately RMB4.0 million (US$0.6 million) in relation to the four patents under the four complaints. The hearings have yet to be carried out as of the date of this annual report. We have filed an application for invalidation of one of the plaintiff’s patents to the National Intellectual Property Administration of the PRC and obtained the invalidation decision of such patent on June 24, 2019. As of the date of this annual report, all four complaints have been withdrawn by the plaintiff.
On July 19, 2019, we were served a civil complaint by Chaoyang District People’s Court of Beijing in which the plaintiff requested us to pay the service fees together with interest in a total amount of approximately RMB5.4 million (US$0.78 million) based on a service agreement entered into between the plaintiff and us. We filed a counterclaim arguing that the plaintiff breached the service agreement by using falsified data and requesting the plaintiff to return the service fees already paid and pay the liquidated damages in a total amount of RMB5.98 million (US$0.86 million). The hearings have taken place on August 8, 2019 and October 24, 2019. As of the date of this annual report, no further notice of court hearing or judgment has been received by us.
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
With shareholders’ approval, we declared a special dividend to certain holders of our ordinary shares in the amount of RMB402.3 million (US$64.5 million) in April 2014, which had been fully paid as of December 31, 2019. The special dividend was paid out of our share premium.
Our board of directors declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share, in March 2019. The cash dividend was paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend
date was April 4, 2019. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, our board of directors declared another special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend will be paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend
date was April 7, 2020. The aggregate amount of cash dividends to be paid is approximately US$159 million, which will be funded by surplus cash on our balance sheet.
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
We are a holding company registered by way of continuation into the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “—Regulation—Regulations Relating to Taxation.”
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

The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.
Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
Ordinary Shares
General.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Conversion
. Our Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity that is not an affiliate of such holder or the beneficial owner, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any of our general meetings. Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and holding not less than fifty percent (50%) of the votes attaching to all shares in issue in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding not less than one-third
of our voting share capital in issue. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.
An ordinary resolution to be passed at a general meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our second amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate shares in the capital of our company by ordinary resolution.
Transfer of Ordinary Shares
. Subject to the restrictions set out in our second amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form approved by our board, and shall be executed by or on behalf of the transferor, and if in respect of any nil or partly paid up share or if so required by our directors, shall also be executed by or on behalf of by the transferee.
However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on fourteen calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation
. If our company shall be wound up, and the assets available for distribution among the shareholders shall be insufficient to repay of the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of all the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our second amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our second amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company
. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Register of Members.
Under the Companies Law, we must keep a register of members and there should be entered therein:
•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman
KY1-1104,
Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.
Differences in Corporate Law
The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.
In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling
shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:
•	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders,

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained, other than by reason of such director’s own dishonesty, wilful default or fraud in or about the conduct of the company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our second amended and restated memorandum and articles of association allow our shareholders holding not less than one-third
of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated memorandum and articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.
Transactions with Interested Shareholders.
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of all the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents.
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.
Rights of Non-Resident or Foreign Shareholders
. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.
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
Payments of dividends and capital in respect of the shares of our company will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.
We do not believe Momo Inc. meets all of the criteria described above. We believe that none of Momo Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a PRC enterprise or PRC enterprise group, and because some of their records are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC
holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC
enterprises or 20% in the case of
non-PRC
individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.
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

On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, to enhance the scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident
enterprise. Moreover, the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by
Non-PRC
Resident Enterprises issued by the SAT on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, provides that where a non-resident
enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident
enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize
the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. SAT Circular 698 also points out that when a non-resident
enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.
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

United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market
treatment,
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
Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2019 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future.

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
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.
With respect to individuals and certain other
non-corporate
U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United State, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United
States-PRC
income tax treaty (the “Treaty”), (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

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
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate
U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign-source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
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
http://ir.immomo.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I.	Subsidiary Information

Not applicable.
Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB145.6 million, RMB272.9 million and RMB407.5 million (US$58.5 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We had cash, cash equivalents, short-term deposits and long-term deposits of RMB15,225.3 million (US$2,187.0 million) as of December 31, 2019. Assuming such amount of cash, cash equivalents and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB152.3 million (US$21.9 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
Foreign Exchange Risk
Our revenues and costs are mostly denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. Prior to October 1, 2018, our reporting currency was the U.S. dollar and our financial information that used RMB as the functional currency had been translated into U.S. dollars in our consolidated financial statements prepared before October 1, 2018. Effective from October 1, 2018, we changed our reporting currency from U.S. dollar to RMB. Due to foreign currency translation adjustments, we had a foreign currency translation adjustment of a loss of RMB155.4 million and a gain of RMB198.7 million in 2017 and 2018, respectively. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will still be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.
As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents and short-term deposits of US$349.9 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2019 would have increased or decreased by RMB243.6 million in RMB terms.
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

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2019, we were entitled to receive RMB25.1 million (US$3.6 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.
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
After deducting the total expenses of US$17.4 million and other expenses of US$4.4 million, we received net proceeds of US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2019, we had used an insignificant amount of net proceeds received from the initial public offering.
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
under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation for the year 2019 included Tantan Limited. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Momo Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Momo Inc. and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control — Integrated Framework (2013)
issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 28, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2020
Changes in Internal Control over Financial Reporting
There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.
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
http://ir.immomo.com
.
Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm for the periods indicated.

	2018	2019
	(in RMB thousands)
Audit fees (1)	15,575	16,721
Tax and other service fees (2)	1,074	1,621

Notes:
(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax and other service fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice, tax planning, assurance and related services.

The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for
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
However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2019.
In addition, Nasdaq Stock Market Rule 5635(c) requires each issuer to seek shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangements pursuant to which stock may be acquired by officers, directors, employees or consultants. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Pursuant to this permission, we followed home country practice and did not seek shareholder approval when we adopted the Tantan 2018 Plan in July 2018.

Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.
Item 16H.	Mine Safety Disclosure

Not applicable.
PART III
Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.
Item 18.	Financial Statements

For the year ended December 31, 2019, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in the PRC and substantially all of our long-lived assets are located in the PRC. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, operating cost and expenses, operating income, as well as net income.
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

2.2
Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3
Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4*	Description of Securities

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3
Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4
Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5
Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6
Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7
Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8
Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.9
Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10
Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11
Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.12
Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13
Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14
Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.15
Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.16
Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.17
Exclusive business operation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.18*	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019

4.19*	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019

4.20*	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019

4.21
Business operation agreement by and among Beijing Yiliulinger, Hainan Miaoka and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.22
Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.23
Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Miaoka, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.24
Exclusive option agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.25
Shareholder confirmation letter by Xiaoliang lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.26
Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.27
Business operation agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.28
Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.29
Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Yilingliuer, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.30
Exclusive option agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.31
Shareholder confirmation letter by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.32
Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.33
Business operation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.34
Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.35
Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.36
Power of attorney by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.37
Shareholder confirmation letter by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.38
Exclusive cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.39
Business operation agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.40
Power of attorney by Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.41*	Power of attorney by Xiaofeng Yu, the shareholder of Beijing Fancy Reader, dated October 1, 2019

4.42
Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.43
Exclusive option agreement by and between Beijing Momo IT and Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.44*	Exclusive option agreement by and between Beijing Momo IT and Xiaofeng Yu, the shareholder of Beijing Fancy Reader, dated October 1, 2019

4.45
Shareholder confirmation letter by Taizhong Wang, the shareholder of Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.46*	Shareholder confirmation letter by Xiaofeng Yu, the shareholder of Beijing Fancy Reader, dated October 1, 2019

4.47
Equity interest pledge agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.48*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder Yu Xiaofeng, dated October 1, 2019

4.49*	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019

4.50*	Power of attorney by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.51*	Power of attorney by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.52*	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019

4.53*	Exclusive option agreement by and between Beijing Momo IT and Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.54*	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.55*	Shareholder confirmation letter by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.56*	Shareholder confirmation letter by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019

4.57*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Min Liu, dated June 1, 2019

4.58*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Yu Dong, dated June 1, 2019

4.59*	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020

4.60*	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1
Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith

**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Yan Tang
Name: Yan Tang
Title: Chief Executive Officer

Date: April 28, 2020

MOMO INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Momo Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Momo Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill – Tantan Reporting Unit - Refer to Notes 3 and 8 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance was RMB 4,361 million as of December 31, 2019, of which RMB 4,338 million was allocated to the Tantan Reporting Unit (“Tantan Reporting Unit”). The fair value of the Tantan Reporting Unit exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.
We identified goodwill impairment for the Tantan Reporting Unit as a critical audit matter because of the significant judgments made by management to estimate the fair value of the Tantan Reporting Unit and the difference between its fair value and carrying value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the discount rate and forecasts of future revenue and operating margin.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rate and forecasts of future revenue and operating margin used by management to estimate the fair value of the Tantan Reporting Unit included the following, among others:
F-2

•	We tested the effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the fair value of the Tantan Reporting Unit, such as controls related to management’s selection of the discount rate and forecasts of future revenue and operating margin.

•	We evaluated management’s ability to accurately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.

•	We evaluated the reasonableness of management’s revenue and operating margin forecasts by comparing the forecasts to:

—	Historical revenues and operating margins.

—	Internal communications to management and the Board of Directors.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

—	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

—	Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2020
We have served as the Company’s auditor since 2014.
F-3

MOMO INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,468,034	2,612,743	375,297
Short-term deposits	8,824,610	12,312,585	1,768,592
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB12,209 as of December 31, 2018 and 2019, respectively	719,606	265,155	38,087
Amount due from related parties	—	4,382	629
Prepaid expenses and other current assets	620,979	599,000	86,041

Total current assets	12,633,229	15,793,865	2,268,646

Long-term deposit s	—	300,000	43,092
Right-of-use assets, net	—	190,552	27,371
Property and equipment, net	387,532	346,345	49,749
Intangible assets	1,036,986	890,303	127,884
Rental deposits	24,192	25,028	3,595
Long-term investments	447,465	495,905	71,232
Other non-current assets	71,519	44,009	6,322
Deferred tax assets	57,786	37,064	5,324
Goodwill	4,306,829	4,360,610	626,362

Total assets	18,965,538	22,483,681	3,229,577

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB549,173 and RMB611,471 as of December 31, 2018 and 2019, respectively)	718,362	714,323	102,604
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB441,392 and RMB497,166 as of December 31, 2018 and 2019, respectively)	441,892	503,461	72,318
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB304,363 and RMB244,759 as of December 31, 2018 and 2019, respectively)	846,710	985,873	141,611
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Company of RMB43,213 and RMB29,554 as of December 31, 2018 and 2019, respectively)	82,948	29,606	4,253
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB nil and RMB6,830 as of December 31, 2018 and 2019, respectively)	—	135,169	19,416
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB113,733 and RMB122,403 as of December 31, 2018 and 2019, respectively)	137,090	153,976	22,117
Deferred consideration in connection with business acquisitions (including deferred consideration in connection with business acquisitions of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2018 and 2019, respectively)	469,274	84,346	12,116

Total current liabilities	2,696,276	2,606,754	374,435
Deferred tax liabilities	259,247	222,576	31,971
Convertible senior notes	4,877,116	4,954,352	711,648
Share-based compensation liability	86,767	902,047	129,571
Lease liabilities	—	56,498	8,115
Other non-current liabilities	23,273	22,672	3,257

Total liabilities	7,942,679	8,764,899	1,258,997

Commitments and contingencies (Note 1 8 )
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 333,512,014 and 336,914,844 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	219	221	32
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	51	51	7
Treasury stock	(402,267)	(402,267)	(57,782)
Additional paid-in capital	5,657,838	6,164,781	885,515
Retained earnings	5,361,154	7,464,585	1,072,222
Accumulated other comprehensive income	313,564	302,687	43,478
Non - controlling interest	92,300	188,724	27,108

Total equity	11,022,859	13,718,782	1,970,580

Total liabilities and equity	18,965,538	22,483,681	3,229,577

The accompanying notes are an integral part of these consolidated financial statements.
F-
4

MOMO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues	8,886,390	13,408,421	17,015,089	2,444,065
Cost and expenses:
Cost of revenues (including share-based compensation of RMB13,547, RMB 21,661 and RMB23,972 in 2017, 2018 and 2019, respectively)	(4,373,377)	(7,182,897)	(8,492,096)	(1,219,813)
Research and development (including share-based compensation of RMB59,190, RMB152,806 and RMB175,053 in 2017, 2018 and 2019, respectively)	(346,144)	(760,644)	(1,095,031)	(157,291)
Sales and marketing (including share-based compensation of RMB79,032, RMB142,927 and RMB196,311 in 2017, 2018 and 2019, respectively)	(1,467,376)	(1,812,262)	(2,690,824)	(386,513)
General and administrative (including share-based compensation of RMB183,204, RMB 263,419 and RMB1,012,896 in 2017, 2018 and 2019, respectively)	(422,005)	(640,023)	(1,527,282)	(219,380)

Total cost and expenses	(6,608,902)	(10,395,826)	(13,805,233)	(1,982,997)
Other operating income	156,764	253,697	344,843	49,534

Income from operations	2,434,252	3,266,292	3,554,699	510,602
Interest income	145,568	272,946	407,542	58,540
Interest expense	—	(56,503)	(78,611)	(11,292)
Impairment loss on long-term investments	(30,085)	(43,200)	(15,711)	(2,257)

Income before income tax and share of income on equity method investments	2,549,735	3,439,535	3,867,919	555,593
Income tax expense	(445,001)	(699,648)	(883,801)	(126,950)

Income before share of income ( loss ) on equity method investments	2,104,734	2,739,887	2,984,118	428,643
Share of income ( loss ) on equity method investments	39,729	48,660	(23,350)	(3,354)

Net income	2,144,463	2,788,547	2,960,768	425,289
Less: net loss attributable to non-controlling interest	(3,635)	(27,228)	(10,122)	(1,454)

Net income attributable to the shareholders of Momo Inc.	2,148,098	2,815,775	2,970,890	426,743

Net income per share attributable to ordinary shareholders
Basic	5.44	6.92	7.15	1.03
Diluted	5.17	6.59	6.76	0.97

Weighted average shares used in calculating net income per ordinary share
Basic	394,549,323	407,009,875	415,316,627	415,316,627
Diluted	415,265,078	433,083,643	451,206,091	451,206,091

The accompanying notes are an integral part of these consolidated financial statements.
F-
5

MOMO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and share related data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income	2,144,463	2,788,547	2,960,768	425,289
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(155,368)	198,654	(8,835)	(1,269)

Comprehensive income	1,989,095	2,987,201	2,951,933	424,020
Less: comprehensive loss attributed to the non-controlling interest	(3,635)	(24,613)	(8,081)	(1,161)

Comprehensive income attributable to Momo Inc.	1,992,730	3,011,814	2,960,014	425,181

The accompanying notes are an integral part of these consolidated financial statements.
F-
6

MOMO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data)

			Additional paid-in capital	Treasury stock	(Accumulated deficit)/ Retained earning	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ equity
	Ordinary shares
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	388,948,435	254	4,133,833	(402,267)	397,281	272,893	—	4,401,994
Net income	—	—	—	—	2,148,098	—	(3,635)	2,144,463
Share-based compensation	—	—	334,973	—	—	—	—	334,973
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	9,476,874	6	3,860	—	—	—	—	3,866
Addition in noncontrolling interest of a subsidiary	—	—	—	—	—	—	22,172	22,172
Foreign currency translation adjustment	—	—	—	—	—	(155,368)	—	(155,368)

Balance as of December 31, 2017	398,425,309	260	4,472,666	(402,267)	2,545,379	117,525	18,537	6,752,100
Net income	—	—	—	—	2,815,775	—	(27,228)	2,788,547
Share-based compensation	—	—	398,493	—	—	—	95,543	494,036
Capital injection from noncontrolling interest shareholder of Ningbo Hongyi Equity Investment L.P	—	—	—	—	—	—	22	22
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	10,122,318	7	5,278	—	—	—	—	5,285
Transfer of noncontrolling interest of QOOL HK	—	—	(2,811)	—	—	—	2,811	—
Share issued connection with the acquisition of Tantan Limited	5,328,853	3	784,212	—	—	—	—	784,215
Foreign currency translation adjustment	—	—	—	—	—	196,039	2,615	198,654

Balance as of December 31, 2018	413,876,480	270	5,657,838	(402,267)	5,361,154	313,564	92,300	11,022,859
Net income	—	—	—	—	2,970,890	—	(10,122)	2,960,768
Share-based compensation	—	—	506,758	—	—	—	104,504	611,262
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	3,402,830	2	185	—	—	—	—	187
Cash Dividends	—	—	—	—	(867,459)	—	—	(867,459)
Foreign currency translation adjustment	—	—	—	—	—	(10,877)	2,042	(8,835)

Balance as of December 31, 2019	417,279,310	272	6,164,781	(402,267)	7,464,585	302,687	188,724	13,718,782

The accompanying notes are an integral part of these consolidated financial statements.
F-
7

MOMO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	2,144,463	2,788,547	2,960,768	425,289
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	78,885	148,238	198,237	28,475
Amortization of intangible assets	4,784	93,030	157,954	22,689
Share-based compensation	334,973	580,813	1,408,232	202,279
Share of income (loss) on equity method investments	(39,729)	(48,660)	23,350	3,354
Impairment loss on long-term investments	30,085	43,200	15,711	2,257
Impairment loss on intangible assets	1,266	—	—	—
Loss (gain) on disposal of property and equipment	112	(1,283)	(398)	(57)
Provision (reversal) of allowance for doubtful accounts	585	(585)	12,209	1,754
Changes in operating assets and liabilities
Accounts receivable	(7,725)	(440,644)	442,176	63,515
Prepaid expenses and other current assets	(306,838)	(67,304)	26,372	3,788
Amount due from related parties	(32,846)	33,463	(4,382)	(629)
Deferred tax assets	(44,883)	(10,961)	20,722	2,977
Rental deposits	(10,902)	(3,817)	(836)	(120)
Other non-current assets	(5,234)	(45,534)	(24,022)	(3,451)
Accounts payable	174,290	233,713	52,246	7,505
Income tax payable	152,277	(38,791)	16,886	2,426
Deferred revenue	135,443	(14,249)	61,641	8,854
Accrued expenses and other current liabilities	292,054	51,903	212,349	30,502
Amount due to related parties	(16,070)	43,024	(53,032)	(7,618)
Deferred tax liability	(969)	(22,923)	(45,382)	(6,519)
Other non-current liabilities	2,086	6,538	(31,915)	(4,584)

Net cash provided by operating activities	2,886,107	3,327,718	5,448,886	782,686

Cash flows from investing activities
Purchase of property and equipment	(218,627)	(242,843)	(186,522)	(26,792)
Proceeds from disposal of property and equipment	59	2,214	808	116
Payment for long-term investments	(53,928)	(65,125)	(64,500)	(9,265)
Prepayment for long-term investments	(50,000)	(55,000)	(15,000)	(2,155)
Payment for acquired intangible assets	(18,979)	—	—	—
Payment for business acquisition, net of cash acquired	—	(3,318,841)	—	—
Purchase of short- term deposits	(4,028,058)	(20,287,302)	(22,151,135)	(3,181,811)
Cash received on maturity of short- term deposits	4,191,859	13,922,393	18,686,430	2,684,138
Payment for short-term investments	(15,700)	(457,200)	(360,000)	(51,711)
Cash received from sales of short-term investment	5,200	467,700	360,000	51,711
Purchase of long-term deposits	—	—	(300,000)	(43,092)

Net cash used in investing activities	(188,174)	(10,034,004)	(4,029,919)	(578,861)

Cash flows from financing activities
Capital contribution from non-controlling interest shareholder	490	12	—	—
Deferred payment of purchase of property and equipment	(1,496)	(8,562)	(17,114)	(2,458)
Proceeds from exercise of share options	3,839	5,313	187	27
Dividends payment	—	—	(877,346)	(126,023)
Proceeds from bank loan	—	1,913,190	—	—
Repayment of bank loan	—	(2,041,680)	—	—
Deferred payment for business acquisition	—	—	(379,507)	(54,513)
Proceeds from issuance of convertible notes, net of issuance cost of RMB114,382	—	4,819,678	—	—

Net cash provided by financing activities	2,833	4,687,951	(1,273,780)	(182,967)

Effect of exchange rate changes	(26,840)	24,175	(478)	(72)

Net increase (decrease) in cash and cash equivalents	2,673,926	(1,994,160)	144,709	20,786
Cash and cash equivalents at the beginning of year	1,788,268	4,462,194	2,468,034	354,511

Cash and cash equivalents at the end of year	4,462,194	2,468,034	2,612,743	375,297

Non-cash investing and financing activities
Payable for purchase of property and equipment	47,267	49,407	3,051	438
Payable for repurchase of ordinary shares	41,966	44,347	—	—
Deferred consideration in connection with business acquisition	—	469,274	84,346	12,116
Ordinary shares issued for the acquisition of Tantan Limited	—	784,215	—	—
Right-of-use assets acquired in operating lease	—	—	127,362	18,294

The accompanying notes are an integral part of these consolidated financial statements.
F-
8

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
In May 2018, the Company completed the acquisition of 100% equity stake of Tantan Limited (“Tantan”). Tantan is a leading social and dating app for the younger generation that was founded in 2014. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. The total consideration consisted of cash consideration of RMB3,930,246 (US$613,181) and 5,328,853 Class A ordinary shares of the Company. Refer to Note 3 for further details.
As of December 31, 2019, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

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
Momo Pictures Co., Ltd. (“Momo Pictures”) *

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

F-
9

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin, Momo Pictures and Tantan Culture. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.
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
Details of the typical structure of the Company’s significant VIEs are set forth below:
Agreements that provide the Company effective control over the VIEs:
(1)	Power of Attorney s

Pursuant to the Power of Attorney
s
, the Nominee Shareholders of the VIEs each irrevocably appointed respective WFOEs as the attorney-in-fact
to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as a shareholder of the VIEs, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. The WFOEs may authorize or assign their rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in the VIEs. The Company believes the Powers of Attorney
s
can demonstrate the power of its WFOEs to direct how the VIEs should conduct their daily operations.
F-
10

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
- continued
Agreements that provide the Company effective control over the VIEs: - continued
(2)	Exclusive Call Option Agreement s

Under the Exclusive Call Option Agreement
s
among the WFOEs, the VIEs and their Nominee Shareholders, each of the Nominee Shareholders irrevocably granted the respective WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in the VIEs at the consideration equal to the nominal price or at lowest price as permitted by PRC laws.
The WFOEs or their designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without the WFOEs’ written consent, the Nominee Shareholders of the VIEs shall not transfer, donate, pledge, or otherwise dispose any equity interests of the VIEs in any way. In addition, any consideration paid by the WFOEs to the Nominee Shareholders of the VIEs in exercising the option shall be transferred back to the respective WFOE or its designated representative(s). This
a
greement could be terminated when all the shareholders’ equity were acquired by the WFOEs or their designated representative(s) subject to the law of PRC.
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

Each spouse of the married Nominee Shareholders of the VIEs entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement
s
, the Exclusive Call Option Agreement
s
, and the Power of Attorney
s
. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by their spouse. In addition, in the event that the spouse obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by the contractual arrangements.
Agreements that transfer economic benefits to the Company:
(1)	Exclusive Cooperation Agreements

Each relevant VIEs has entered into an exclusive technology services
a
greement or an exclusive services
a
greement with the respective WFOEs, pursuant to which the relevant WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs.
F-1
1

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
- continued
Agreements that transfer economic benefits to the Company: - continued
(2)	Equity Interest Pledge Agreement s

Under the equity interest pledge agreement among the WFOEs and each of the Nominee Shareholders of the VIEs, the Nominee Shareholders pledged all of their equity interests in the VIEs to the respective WFOEs to guarantee the VIEs’ and their shareholders’ payment obligations arising from the Exclusive Cooperation Agreements, Business Operation
s
Agreements and the Exclusive Call Option Agreements, including but not limited to, the payments due to the respective WFOEs for services provided.
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
The pledge will remain binding until the VIEs and their Nominee Shareholders have fully performed all their obligations under the Exclusive Cooperation Agreements, Business Operations Agreements and Exclusive Call Option Agreements.
(3)	Business Operations Agreements

Under the Business Operations Agreements among the WFOEs, the VIEs and the Nominee Shareholders of the VIEs, without the prior written consent of the WFOEs or their designated representative(s), the VIEs shall not conduct any transaction that may substantially affect the assets, business, operation or interest of the WFOEs. The VIEs and Nominee Shareholders shall also follow the WFOEs’ instructions on management of the VIEs’ daily operation, finance and employee matters and appoint the nominee(s) designated by the WFOEs as the director(s) and senior management members of the VIEs. In the event that any agreements between the WFOEs and the VIEs terminates, the WFOEs have the sole discretion to determine whether to continue any other agreements with the VIEs. The WFOEs are entitled to any dividends or other interests declared by the VIEs and the shareholders of the VIEs have agreed to promptly transfer such dividends or other interests to the WFOEs. The agreement shall remain effective for 10 years. At the discretion of the WFOEs, this agreement will be renewed on applicable expiration dates, or the WFOEs and the VIEs will enter into another exclusive agreement.
Through these contractual agreements, the Company has the ability to effectively control the VIEs and is also able to receive substantially all the economic benefits of the VIEs.
F-1
2

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
s
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
The Company’s ability to control the VIEs also depends on the Power of Attorney
s
. The WFOEs and VIEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney
s
are legally enforceable but may not be as effective as direct equity ownership.
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

F-1
3

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	1,502,395	1,147,848
Short- t erm deposits	—	800,000
Accounts receivable, net of allowance for doubtful accounts of RMB nil and RMB12,209 as of December 31, 201 8 and 201 9 , respectively	719,606	259,250
Amount due from related parties	—	4,382
Prepaid expenses and other current assets	425,974	416,862

Total current assets	2,647,975	2,628,342

Right-of-use assets, net	—	39,693
Property and equipment, net	72,539	42,668
Intangible assets	42,821	37,089
Rental deposits	11,619	10,570
Long-term investments	447,465	495,905
Deferred tax assets	52,887	34,514
Other non-current assets	67,480	43,970
Goodwill	22,130	22,130

Total assets	3,364,916	3,354,881

Accounts payable	549,173	611,471
Deferred revenue	441,392	497,166
Accrued expenses and other current liabilities	304,363	244,759
Amounts due to related parties	43,213	29,554
Lease liabilities due within one year	—	6,830
Income tax payable	113,733	122,403

Total current liabilities	1,451,874	1,512,183

Deferred tax liabilities	10,705	9,272
Lease liabilities	—	17,466

Total liabilities	1,462,579	1,538,921

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	8,886,390	13,408,421	17,001,337
Net income	4,890,438	6,292,183	8,511,991
Net cash provided by operating activities	4,997,183	5,913,709	9,125,496
Net cash used in investing activities	(174,333)	(151,546)	(881,828)
Net cash provided by financing activities	490	—	11,000

The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized
on
the consolidated balance sheets.
F-1
4

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure
- continued
The VIEs contributed an aggregate of 100%
, 100% and 99.9%
of the consolidated net revenues for each of the years ended December 31, 2017
,
2018
and 2019
, respectively. As of the fiscal years ended December 31, 2018 and 2019, the VIEs accounted for an aggregate of 17.7% and 14.9%, respectively, of the consolidated total assets, and 18.4% and 17.6%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term deposits, long-
term deposits, intangible assets and goodwill.
There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.
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

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income, total assets, total liabilities, or total shareholders’ equity.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the acquisition’s purchase price allocation, the useful lives and impairment of property and equipment and intangible assets, the impairment of long-term investments and goodwill, the valuation allowance for deferred tax assets, and share-based compensation.
F-1
5

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.
Short-term deposits
Short-term deposits consist of bank deposits with an original maturity of over three months but within one year.
Long-term deposits
Long-term deposits represent time deposits placed in banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.
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
Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, long-term deposits, accounts receivable, equity securities without readily determinable fair value, accounts payable, deferred revenue, convertible senior notes, income tax payable, amount due from related parties and amount due to related parties.
Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of short-term deposits, accounts receivable, accounts payable, deferred revenue, income tax payable, amount due from related parties and amount due to related parties approximate their fair values. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The carrying value of long-term deposits approximates to fair value as the interest rates were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy. The fair value of the Company’s convertible senior notes is discussed in Note 12.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of RMB2,008 million and RMB2,434 million as of December 31, 2018 and 2019, respectively, which were denominated in RMB.
F-1
6

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, long-
term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2018	2019
A	14%	26%
B	5%	12%
C	12%	9%

Users or customers accounting for 10% or more of accounts receivables is as follows:

	As of December 31,
	2018	2019
D	59%	0%

Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.
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
F-1
7

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and consolidated statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share of income (loss) on equity method investments” in the consolidated statements of operations.
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
F-1
8

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
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

9

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Convertible senior notes
The Group determines the appropriate accounting treatment of its convertible senior notes in accordance with the terms in relation to the conversion feature, call and put options, and beneficial conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”. The debt discount, if any, together with the related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest maturity date. Interest expenses are recognized in the consolidated statements of operations in the period in which they are incurred.
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
F-
20

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value
- continued
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
Revenue recognition
The Company adopted ASC Topic 606, Revenue from Contracts with Customers

(“
Topic
606”)
from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 are presented under
Topic
606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The adoption of Topic 606 did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows but resulted in additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
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
For the years ended December 31, 2017, 2018 and 2019, the Group’s revenue is reported net of discounts, value added tax and surcharges.
The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the year ended December 31, 2019
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	12,448,131	—	—
Value-added services	2,846,057	1,259,906	—
Mobile marketing	331,822	—	—
Mobile games	92,451	—	—
Other services	22,354	—	14,368

Total	15,740,815	1,259,906	14,368

	For the year ended December 31, 2018
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	10,709,491	—	—
Value-added services	1,465,152	417,998	—
Mobile marketing	500,321	—	—
Mobile games	130,392	—	—
Other services	7,065	—	178,002

Total	12,812,421	417,998	178,002

F-2
1

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live video service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to broadcasters and talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live video service. Revenue related to each of the virtual items is recognized at the point-in-time when the virtual item is transferred directly to the broadcasters and consumed by users. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the user
s
after the virtual items are consumed.
F-2
2

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued
(a)	Live video service - continued

Users also have the right to purchase various combinations of virtual items and virtual item coupons in the live video, which are generally capable of being distinct. Specifically, the Group enters into certain contracts with its users where virtual item coupons are granted to users with a purchase. The virtual item coupons can be used by the users to exchange for free virtual items in the future. Such virtual item coupons typically expire a few days after being granted. The Group has determined that the virtual item coupons represent a material right under Topic 606 which is recognized as a separate performance obligation at the outset of the arrangement. Judgment is required to determine the standalone selling price for each distinct virtual item and virtual item coupon. The Group allocates the consideration to each distinct virtual item and virtual item coupon based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items or virtual item coupons separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. The Group recognizes revenue for each of the distinct virtual item in accordance with the revenue recognition method discussed above unless otherwise stated. Revenue for the virtual item coupons is recognized when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, the Group considers that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users.
The Group does not provide any right of return and does not provide any other credit or incentive to its users.
F-2
3

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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
Virtual gift service was launched in 2016 to enhance users’ experience of interaction and social networking with each other. Generally, users are able to purchase virtual items and send them to other users The Group shares a portion of the revenues derived from the sales of virtual items with the recipients of the virtual items. All virtual items are nonrefundable, typically consumed at a point-in-time and expire a few days after the purchase. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users, and the forfeiture rate remains relatively low for the periods presented. The Group collects the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. The Group has determined that it has one single performance obligation which is the display of the virtual item for the users who purchase them. Revenues derived from the sales of virtual items are recorded on a gross basis as the Group has determined that it is the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for its live video services. The portion paid to gift recipients is recognized as cost of revenues.
For virtual gift service, the Group also provides various combinations of virtual items for users to purchase and grant virtual item coupons with the purchase, similar to its live video service. For the same reasons and with the same methods outlined in the revenue recognition policy for its live video services, the Group recognizes revenue for each of the distinct virtual item and recognizes revenue for the virtual item coupons when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, the Group considers that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users.
(c)	Mobile marketing

The Group provides advertising and marketing solutions to customers for promotion of their brands and conduction of effective marketing activities through its mobile application.
Display-based mobile marketing services
For display-based online advertising services, the Group has determined that its mobile marketing services represent one performance obligation. Accordingly, the Group recognizes mobile marketing revenue ratably over the period that the advertising is provided commencing on the date the customer’s advertisement is displayed, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.
Performance-based mobile marketing services
The Group also enables advertising customers to place links on its mobile platform on a pay-for-effectiveness
basis, which is referred to as the cost for performance model. The Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks. The Group has determined that its mobile marketing services represent one performance obligation. Accordingly, the Group recognizes mobile marketing revenue based on sales of effective clicks. Revenue is estimated by the Group based on its internal data, which is confirmed with respective customers periodically.
The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 201
7
, 201
8
and 201
9
.
F-2
4

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued
(d)	Mobile games

The Group operates mobile games including both self-developed and licensed mobile games and generates mobile game revenues from the sales of in-game
virtual currencies or virtual items.
The Group records revenue generated from mobile games on a gross basis if the Group acts as the principal in the mobile game arrangements under which the Group controls the specified services before they are provided to the customers. The Group determines that it has a single performance obligation to the players who purchased the virtual items to gain an enhanced game-playing experience over the playing period of the paying players. Specially, the Group is primarily responsible for fulfilling the promise to provide maintenance services and has discretion in setting the price for virtual currencies or virtual items to the customers. Accordingly, the Group recognizes revenues ratably over the estimated average period of player relationship starting from the point in time when the players purchase the virtual items and once all other revenue recognition criteria are met.
For arrangements that the Group has determined that it is not the principal, the Group considers the game developers to be its customers and records revenue on a net basis based on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in Topic 606 are met, which is generally when the user consumes virtual currencies issued by the game developers. Specifically, the Group has determined that it has no additional performance obligation to the developers or game players upon completion of the corresponding in-game purchase.
F-2
5

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

(e)	Other services

Revenues from other services in the year ended December 31, 2019 mainly consisted of film distribution service, film promotion service and music service revenues.
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
Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. The Group recorded no material
impairment
charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customer
s
. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2019 that was included in the deferred revenue balance as of January 1, 2019 was RMB441,892
.
Cost of revenues
Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to revenue sharing with the broadcasters, talent agencies, gift recipients resulting from the sale
s
of virtual items, commission fee paid to third-party application stores and other payment channels, bandwidth costs, salaries and benefits paid to employees, depreciation and amortization and production cost in connection with the television content and films. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels and production cost in connection with the television content and films which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. Such deferred costs are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.
F-2
6

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies
The Group records the government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB
141,688
, RMB
223,995
and RMB
255,750
for the years ended December
31
,
2017
,
2018
and
2019
, resp
ectively.
Research and development expenses
Research and development expenses primarily consist of (i) salaries and benefits for research and development personnel, and (ii) technological service fee, depreciation and office rental expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development of new features for its mobile platform and its self-developed mobile games. The Group has expensed all research and development expenses when incurred.
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to RMB812,249, RMB1,136,034 and RMB1,484,651 for the years ended December 31, 2017, 2018 and 2019, respectively.
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-
than-not
that a portion of or all of the deferred tax assets will not be realized.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely
-
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
s
are recorded in other comprehensive income (loss).
Starting from the fourth quarter of 2018, the Group changed its reporting currency from US$ to RMB, to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to October 1, 2018 have been recasted to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income amounted to a loss of RMB155,368 and a gain of RMB198,654 for the years ended December 31, 2017 and 201
8
, respectively.
F-2
7

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation and change in reporting currency
- continued
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.9618 on the last trading day of 2019 (December 31, 2019) representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rates.
Leases
The Group adopted ASU 2016-02, Leases (Topic 842) (“
Topic 842
”) on January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group elected the practical expedient not to separate lease and non-lease components of contracts, except for bandwidth service included in internet data center (“IDC”) facilities lease contracts. The Group leases administrative office spaces and IDC facilities in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates an incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to approximately three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
For short-term leases, the Group records rent expense in its consolidated statements of operations on a straight-line basis over the lease term. The Group also elected the exemption for contracts with lease terms of 12 months or less.
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred.

Total advertising expenses incurred were RMB
1,036,053
, RMB
1,236,167
and RMB
1,960,002
for the years ended December
31
,
2017
,
2018
and
2019
, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.
Comprehensive income
Comprehensive income includes net income, unrealized gain or loss on available-for-sale
investments and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.
Share-based compensation
Share-based payment transactions with employees and executives are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.
Share-based compensation with cash settlement features is classified as liabilities. The percentage of the fair value that is r eco
r
d
ed
as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period is recognized as compensation cost over that period. These awards typically vest over a specific

period
, but may fully vest

upon
the achievement of certain performance conditions. Share-based compensation expense is recognized on an accelerated basis if it is probable that the performance conditions will be achieved during the vesting period.
Share awards issued to consultants are measured at the grant
-
date fair value and recognized over the period the services are provided.
The estimate of forfeiture rate is adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate is recognized through a cumulative catch-up
adjustment in the period of change.
F-2
8

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation
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

9

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Recent accounting pronouncements adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Topic 842.
The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use
assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group has elected not to record on the balance sheet leases with an initial term of twelve months or less. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.
The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which include the use of hindsight in determining the lease term and the practical expedient package to not reassess prior conclusions related to contracts containing leases, lease classification, and initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized right-of-use assets and corresponding lease liabilities of RMB188,087 and RMB162,404, respectively, on the consolidated balance sheet. The adoption of Topic 842 did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows as described in Note 11. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.
In June 2018, the FASB issued ASU No.
 2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU
2018-07”)
by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group adopted ASU
2018-07
on January 1, 2019 using the grant
-
date fair value to measure equity-classified nonemployee awards. The adoption of ASU
2018-07
did not have a significant impact on the Group’s consolidated financial statements.
F-
30

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Recent accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for companies for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is currently in the process of evaluating the impact of the adoption of ASU 2017-04 on its consolidated financial statements.
In August 2018, the FASB issued ASU No.
 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU
2018-13”)
which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of ASU
2018-13
on its consolidated financial statements.
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
The consideration consisted of RMB3,930,246 of cash, of which RMB3,845,900 was paid as of December 31, 201
9
. The consideration also included 5,328,853 newly issued Class A ordinary shares of the Company which were fully issued as of the acquisition date.

Cash consideration	3,930,246
Fair value of ordinary shares issued	784,215
Total consideration	4,714,461

F-3
1

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
3.	ACQUISITION - continued

Acquisition of
Tantan
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

F-3
2

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
3.	ACQUISITIONS - continued

Pro forma information of acquisitions
The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 201
7
and 201
8
assuming that the acquisition of Tantan occurred on January 1, 2017. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	Years ended December 31,
	201 7	201 8
	(Unaudited)	(Unaudited)
	RMB	RMB
Pro forma net revenue	8,887,543	13,511,439

Pro forma net income attributable to ordinary shareholders of Momo Inc.	1,627,664	2,383,646

Pro forma net income per ordinary share - basic	4.13	5.86
Pro forma net income per ordinary share - diluted	3.92	5.50

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Deposit at third-party payment channels (i)	258,039	190,037
Input VAT (ii)	69,075	107,879
Interest receivable	87,057	105,450
Advance to suppliers (iii)	94,100	80,419
Corporate lending receivable (iv)	—	40,000
Deferred platform commission cost	36,189	35,922
Prepaid income tax and other expenses	55,084	19,738
Others	21,435	19,555

	620,979	599,000

(i)
Deposit at third-party payment channels are mainly the cash deposited in certain third-party payment channels by the Group for the broadcasters and the gift recipients who received the virtual items in the value-added service to withdraw their revenue sharing and the customer payment to the Group’s account through the third-party payment channels.

(ii)
Input VAT mainly occurred from the purchasing of goods or other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

(iii)	Advance to suppliers were primarily for advertising fees and related service fees.

(iv)	Corporate lending receivable is the loan to a third-party entity, which is mature in less than one year. The annual interest rate is 10%, which can be waived if certain conditions are met.

F-3
3

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
5.	LONG-TERM INVESTMENTS

	As of December 31,
	2018	2019
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	64,441	73,418
Beijing Autobot Venture Capital L.P. (ii)	57,392	21,873
Hangzhou Aqua Ventures Investment Management L.P. (iii)	105,289	106,704
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iv)	20,586	27,465
Others ( viii )	21,632	22,320
Equity securities without readily determinable fair values
Hunan Qindao Cultural Spread Ltd. (v)	30,000	30,000
Hangzhou Faceunity Technology Limited (vi)	70,000	70,000
Haining Yijiayi Culture Co., Ltd . (vii)	25,000	25,000
Others ( vii i )	53,125	119,125

	447,465	495,905

The Group performed impairment analysis for equity method investments, equity securities without readily determinable fair values periodically. Impairment loss es
of RMB30,085, RMB43,200 and RMB15,711 w
ere
 recorded for long-term investments during the years ended December 31, 2017, 2018 and 2019, respectively.
(i)	On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000, which had been paid as of December 31, 2017. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 201
8
and 201
9
. The Group recognized its share of partnership profit in Jingwei of RMB11,677, RMB16,168 and RMB8,977 during the year ended December 31, 2017, 2018 and 2019, respectively.

(ii)	On February 13, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Beijing Autobot Venture Capital L.P. (“Autobot”). According to the partnership agreement, the Group committed to subscribe 31.9% partnership interest in Autobot for RMB30,000. Autobot had further rounds of financing, of which the Group subscribed for RMB10,000. Due to Autobot’s further round of financing, the Group’s partnership interest was diluted to 26.7% as of December 31, 2017 and 2018. The committed subscription and further round of financing subscription amount, RMB40,000, was paid as of December 31, 2016. The Group recognized its share of partnership profit in Autobot of RMB8,392
and
RMB2,230
during the year
s
ended December 31, 2017 and 2018, respectively. The Group recognized its share of partnership loss in Autobot of RMB35,520 during the year ended December 31, 2019.

(iii)	On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The committed subscription amount had been fully paid as of December 31, 2016. The Group recognized its share of partnership profit in Aqua of RMB20,709, RMB20,797 and RMB1,415 during the years ended December 31, 2017, 2018 and 2019, respectively.

(iv)	On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000, of which RMB21,000 had been paid as of December 31, 201
9
. The Group recognized its share of partnership profit in Tianfu of RMB nil

and
RMB8,586
during the years ended December 31, 2017 and 2018, respectively. The Group recognized its share of partnership loss in
T
ianfu
 of RMB2,121 during the year ended December 31, 2019.

F-3
4

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

(vii)	On August 2, 2018, the Group invested in Haining Yijiayi Culture Co., Ltd (“Yijiayi”) and acquired 5% equity for a total consideration of RMB25,000, which had been paid as of December 31, 201
9
. As the investment was neither a debt security nor an
in-substance
common stock, it was accounted as an equity securities without readily determinable fair values and measured at fair value using the measurement alternative.

(viii)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computer equipment	513,448	623,482
Office equipment	115,048	150,048
Vehicles	3,599	3,599
Leasehold improvement	94,340	99,671
Less: accumulated depreciation	(338,868)	(530,439)
Exchange difference	(35)	(16)
	387,532	346,345

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 were RMB78,885, RMB148,238 and RMB198,237, respectively.
F-3
5

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
7.	INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Trade name	687,164	695,789
Active user	367,396	372,007
Technology	27,997	28,349
License	52,433	52,433
Game copyright	2,170	2,170
Less: accumulated amortization and impairment	(99,080)	(257,034)
Exchange difference	(1,094)	(3,411)

Net book value	1,036,986	890,303

Amortization expenses and impairment loss
es
charged to the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019 were RMB 6,050, RMB93,030 and RMB157,954, respectively.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
RMB
20 20	159,162
202 1	152,955
202 2	148,994
202 3	105,593
202 4	74,592
Thereafter	249,007

Total	890,303

8.	GOODWILL

	As of December 31, 2019
	Momo	Tantan	Total
	RMB	RMB	RMB
Balance, as of January 1, 2018	22,130	—	22,130
Acquisition of Tantan (Note 3)	—	3,994,358	3,994,358
Foreign exchange differences	—	290,341	290,341
Balance, as of December 31, 2018	22,130	4,284,699	4,306,829
Foreign exchange differences	—	53,781	53,781

Balance, as of December 31, 2019	22,130	4,338,480	4,360,610

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. The Group performed a goodwill impairment analysis as of December 31, 2018 and 2019. When determining the fair value of both the Momo and Tantan reporting units, the Group used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Momo and Tantan reporting units’ operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment as of December 31, 2018 and 2019, the fair value of both business reporting units exceeded their carrying value.
F-3
6

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accrued payroll and welfare	302,117	335,012
Payable for advertisement	254,872	304,954
Balance of users’ virtual accounts	112,488	120,935
Accrued professional services and related service fee	38,415	68,825
Other tax payables	99,964	55,872
VAT payable	9,208	29,975
Others	29,646	70,300

Total	846,710	985,873

10.	CONVERTIBLE SENIOR NOTES

In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events.

During the year ended December 31, 2019, the conversion rate was adjusted to 15.7172 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$63.62 per ADS) due to the cash dividend paid in April 2019.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2018 and 2019
, no Notes were converted into the Company’s ADSs.
The Notes bear interest at a rate of 1.25% per year and will be payable semiannually.
As of December 31, 2019, the carrying value of the Notes was RMB4,954,352. The balance at December 31, 2019 included unamortized issuance costs of RMB92,953. The debt issuance costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the year ended December 31, 2019. Amortization and interest expenses related to the convertible senior notes amounted to RMB78,501 during the year ended December 31, 2019.
The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met, accordingly the bifurcation of the conversion option from the Notes is not required. There is no beneficial conversion feature attributable to the Notes as the set conversion prices for the Notes are greater than the respective fair values of the ordinary share price at date of issuance. Additionally, the feature of mandatory redemption upon maturity is clearly and closely related to the debt host and does not need to be bifurcated.
Based on above, the Company accounted for the Notes in accordance with ASC 470, as a single instrument under long-term debt. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes.
F-3
7

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
11.	LEASES

Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities in different cities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term. The Company elected the practical expedient not to separate lease and non-lease components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Total operating lease expense for the year ended December 31, 2019 was
RMB160,791,
 including RMB26,848 short-term lease expense. The operating lease expense was recorded in cost and expense on the consolidated statements of operations.

For the Twelve months ended December 31, 2019	Amounts
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	106,288
Non -cash r ight-of-use assets obtained in exchange for new lease obligations:
Operating leases	127,362
Weighted average remaining lease term
Operating leases	1.59
Weighted average discount rate
Operating leases	4.52%

As of
 December 31, 2019, future minimum payments under operating leases were as follows:

For the year ended December 31,	Amounts
RMB
2020	141,324
2021	53,769
2022	3,770
Less imputed interest	7,196

Total	191,667

Future minimum payments under non-cancellable operating leases as of December 31, 2018 were as follows:

For the year ended December 31,	Amounts
RMB
2019	99,133
2020	82,697
2021	26,980
2022	8,633

Total	217,443

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.
For the years ended December 31, 2017 and 2018, total rental expense for all operating leases base on ASC 840 amounted to RMB
58,861
and
RMB78,713
,
 respectively.

F-3
8

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
12.	FAIR VALUE

Measured
and disc
losed
on recurring basis
The Group measures its financial assets and liabilities including cash and cash equivalents at fair value on a recurring basis as of December 31, 2018 and 2019. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.
As of December 31, 2018 and 2019, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2018	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,468,034	2,468,034	—	—
Total	2,468,034	2,468,034	—	—

	Fair Value Measured as of December 31,
Description	2019	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,612,743	2,612,743	—	—
Total	2,612,743	2,612,743	—	—

The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2018 and 2019, the fair value of the Notes was RMB3,901,355 and RMB4,761,577, respectively.

9

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 2 .	FAIR VALUE - continued

Measured on nonrecurring basis
The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable.
During the years ended
 December 31, 201
8
and 201
9
, the Group recorded an impairment loss of RMB nil and RMB3,211, respectively.
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative starting in 2018, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2018 and 2019, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB43,200 and RMB12,500, respectively.
Such impairments are considered level 3 fair value measurements because the Group used unobservable inputs such as the management projection of discounted future cash flow and the discount rate.
For goodwill impairment testing, refer to Note 8 for details.
1 3 .	INCOME TAXES

Cayman
In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.
BVI
Momo BVI is a
tax-exempted
company incorporated in the BVI.
The United States (“US”)
In December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to (1) reducing the U.S. federal corporate tax rate, (2) requiring a one-time
transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years, and (3) bonus depreciation that will allow for full expensing of qualified property. The impact of the Tax Act is not material to the Group’s operation and resulted in a decrease in income tax rate from 35% before January
1
, 2018 to 21% after January 1, 2018 for tax and income earned as determined in accordance with the relevant tax rules and regulations.
Hong Kong
The Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effective since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of
 16.5%.

In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered tax rate.
Singapore
The Company’s subsidiary domiciled in Singapore is subject to a tax rate of 17% on its taxable income.
PRC
In August 2014, Beijing Momo IT qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year which was from 2015 to 2016 followed by a tax rate of 12.5% for the succeeding three years which is from 2017 to 2019.
According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year
ended December 31, 2019 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
In October 2018, Beijing Santi Cloud Union Technology Co., Ltd. (“Santi Cloud Union”) qualified as a High and New Technology enterprise (“HNTE”). As such, Santi Cloud Union enjoyed a preferential tax rate of 15% from 2018 to 2020. Santi Cloud Union was in accumulated loss position for the year ended December 31, 201
9
.
In July 2019, Tantan Technology qualified as HNTE. As such, Tantan Technology enjoyed a preferential tax rate of 15% from 2019 to 2021.
The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.
F-
40

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 3 .	INCOME TAXES - continued

PRC
- continued
Since January 1, 2011, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax audit on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2015 to 2019 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 201
9
, at the tax authority’s discretion.
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
the
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
,
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
F-
4
1

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 3 .	INCOME TAXES - continued

PRC
- continued
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Advertising expense	221,113	239,937
Net operating loss carry-forward	103,060	117,595
Accrued expenses	43,631	26,196
Impairment on long-term investments and game copyright	11,336	14,117
Less: valuation allowance	(321,354)	(360,781)
Deferred tax assets, net	57,786	37,064
Deferred tax liabilities:
Intangible assets acquired	259,247	222,576
Deferred tax liabilities, net	259,247	222,576

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
As of December 31, 201
9
, the
net operating
loss carry-forward for the Company’s subsidiaries domiciled in the
PRC, VIEs, and VIEs’ subsidiaries amounted to RMB265,448. The net
operating
 loss
 in
the
PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The net
operating

loss
 of entities in the PRC will begin to expire in 2021, if not utilized.
As of December 31, 201
9
, the
net
operating

loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB188,235, which would be carried forward indefinitely and set off against its future taxable profits.
As of December 31, 201
9
, the
net operating
loss carry-forward for the Company’s subsidiaries domiciled in the
US amounted to RMB77,846. RMB70,055 was generated from the years before 201
9
, which can be carried back two years and forward twenty years. The remaining RMB7,792 was generated during
 the year ended December 31, 201
9
, which can be carried forward indefinitely but cannot be carried back, and can be used to offset only 80 percent of the taxable income.
As of December 31, 2019, the
net
operating

loss
carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB4,823, which can
be carried forward indefinitely and set off against its future taxable profits.
F-
4
2

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 3 .	INCOME TAXES - continued

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
Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income before provision for income tax	2,549,735	3,439,535	3,867,919
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory tax rate	637,434	859,884	966,980
Permanent differences	(446)	20,135	24,406
Change in valuation allowance	5,990	98,862	39,427
Effect of income tax rate difference in other jurisdictions	80,085	156,136	257,449
Effect of tax holidays and preferential tax rates	(278,062)	(435,369)	(404,461)

Provision for income tax	445,001	699,648	883,801

If Beijing Momo IT, Chengdu
Momo
and Tantan Technology
did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2017, 2018 and 2019, the increase in income tax expenses and resulting net income per share amounts would be as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Increase in income tax expenses	278,062	435,369	404,461
Net income per ordinary share attributable to Momo Inc. - basic	4.74	5.85	6.18
Net income per ordinary share attributable to Momo Inc. - diluted	4.50	5.59	5.86

No significant unrecognized tax benefit was identified for the years ended December 31, 2017, 2018 and 2019. The Group did not incur any material
interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.
F-
4
3

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 4 .	ORDINARY SHARES
In 2017, 2018 and 2019, 9,476,874, 10,122,318 and 3,402,830 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 1
6
), respectively.
As of December 31, 201
9
, there were 336,914,844 Class A ordinary shares and 80,364,466 Class B ordinary shares issued and outstanding, par value $0.0001 per share.
15.	DISTRIBUTION TO SHAREHOLDERS
On March 12, 2019, the Company declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. US$128,607 cash dividend was paid
i
n April 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend date was April 4, 2019. The cash dividend was recorded as a reduction of retained earnings.
16.	SHARE-BASED COMPENSATION
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
F-
4
4

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
-
continued
The following table summarizes the option activity for the year ended December 31, 201
9
:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of January 1, 201 9	21,783,103	0.0296	7.36	258,030
Granted	5,820,796	0.0002
Exercised	(3,290,330)	0.0082
Forfeited	(515,862)	0.0002
Outstanding as of December 31, 201 9	23,797,707	0.0260	7.05	397,993
Exercisable as of December 31, 201 9	12,180,915	0.0506	5.58	203,414
There were 12,180,915 vested options, and 10,517,170 options expected to vest as of December 31, 201
9
. For options expected to vest, the weighted-average exercise price was US$0.0002 as of December 31, 201
9
and aggregate intrinsic value was US$124,415 and US$176,161 as of December
31,
2018 and 2019, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2017, 2018, and 2019 was US$17.41, US$17.75 and US$16.42, respectively.
The t
otal intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was US$154,233, US$209,797 and US$59,423, respectively. The total grant
-
da
te

fair value of options vested during the years ended December 31, 2017, 2018 and 2019 was US$37,979, US$59,226 and US$69,174, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model after the Company completed its initial public offering
, with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield	Exercise price (US$)
2017	2.47%~2.87%	6 years	50.7%~54.0%	—	0.0002
2018	3.16%~3.66%	6 years	50.0%~50.7%	—	0.0002
2019	2.45%~3.21%	6 years	49.0%~50.5%	—	0.0002
F-
4
5

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued
(1)	Risk-free interest rate
Risk-free interest rate was estimated based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.
(2)	Expected term
The expected term of the options represents the period of time between the grant date and the time the options are either exercised or forfeited, including an estimate of future forfeitures for outstanding options.
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
The fair value of the ordinary shares is determined as the closing sales price of the ordinary shares as quoted on the principal exchange or system. For employee and executives share options, the Group recorded share-based compensation of RMB286,119, RMB377,241 and RMB495,256 during the years ended December 31, 2017, 2018 and 2019, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
For
non-employee
share options the Group recorded share-based compensation of RMB44,277, RMB14,360 and RMB880 during the years ended December 31, 2017, 2018 and 2019, respectively, based on the fair value at the grant dates
and recognized over the period the service is provided.
As of December 31, 201
9
, total unrecognized compensation expense relating to unvested share options was RMB1,178,770, which will be recognized over a weighted average period of 2.62 years. The weighted-average remaining contractual term of options outstanding is 7.05 years.
F-
4
6

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Restricted share units (“RSUs”) granted by the Company
On March 7, 2017
,
May 2, 2018
 and April 15, 2019, the

Company granted 100,000
, 100,000
and 130,000 shares of RSUs, respectively, to independent directors under the 2014 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.
The Group recorded share-based compensation of RMB4,173, RMB6,609 and RMB10,622 for RSUs for the years ended December 31, 2017, 2018 and 2019, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2019, total unrecognized compensation expense relating to unvested RSUs was RMB23,808 which will be recognized over a weighted average period of 2.73 years.
Restricted shares granted by QOOL Inc.
On December 12, 2018, QOOL Inc.’s minority interest shareholder entered into an arrangement with QOOL Inc. whereby
9,000,000
ordinary shares of QOOL Inc. owned by the minority interest shareholder became subject to service and transfer restrictions. Such restricted shares are subject to repurchase by QOOL Inc. upon early termination of two years of the employment or consulting service provided by the founder of the minority interest shareholder at a nominal price.
The Group recorded share-based compensation of RMB566 and RMB10,811 for the restricted shares for the years ended December 31, 2018 and 2019, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2019, total unrecognized compensation expense relating to unvested restricted shares was RMB10,314 which will be recognized over a weighted average period of 0.95 years.
F-4
7

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
In March, 2015, Tantan adopted the 2015 share incentive plan (“2015 Plan”), pursuant to which a maximum aggregate of 1,000,000 shares may be issued pursuant to awards may be authorized, but unissued ordinary shares. The Board of Directors of
Tantan
may in its discretion make adjustments to the numbers of shares. In April 2016 and March 2017, the Board of Directors of Tantan approved to adjust the numbers of shares to a maximum aggregate of 2,000,000 and 2,793,812, respectively.
In July, 2018, Tantan adopted the 2018 share incentive plan (“2018 Plan”), pursuant to which the maximum aggregate number of shares which may be issued shall initially be 5,963,674 ordinary shares, plus that number of ordinary shares authorized for issuance under the 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The time and condition to exercise options will be determined by Tantan’s Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination.
Tantan split its shares 1-for-5 on August 30, 2019. As a result, the Board of Directors of Tantan approved the amended and restated 2015 share incentive plan (“Amended and Restated 2015 Plan”) and adjusted the maximum aggregate number of shares which may be issued under the 2015 plan to 9,039,035 shares; the Board of Directors of Tantan also approved the amended and restated 2018 share incentive plan (“Amended and Restated 2018 Plan”) and adjusted the maximum aggregate number of shares which may be issued under the 2018 plan to 29,818,370 shares, plus that number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. Accordingly, all below figures are adjusted retrospectively.
Options classified as equity awards
The following table summarizes the option activity for the year ended December 31, 2019:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic value (US$)
Outstanding as of December 31, 2018	9,482,930	1.4309	7.45	35,666

Granted	3,414,378	3.8135
Redeemed	(170,118)	0.1796
Forfeited	(802,107)	1.1616

Outstanding as of December 31, 2019	11,925,083	2.1490	7.40	34,356

Exercisable as of December 31, 2019	4,797,434	1.0284	6.18	19,197
There were 4,797,434 vested options, and 6,129,788 options expected to vest as of December 31, 2019. For options expected to vest, the weighted-average exercise price was
US
$2.90 as of December 31, 2019 and the aggregate intrinsic value amounted to
US
$23,534
and
US
$13,037
as of December 31, 2018 and 2019, respectively.
The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2018 and 2019 was US$
3.00

a
nd US$3.05, respectively.
The total grant-date fair
value of options vested during the year ended December 31, 2018 and 2019 was
US$7,600
 and US$24,985, respectively.
The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
During the year ended December 31, 2018	3.58%	10 years	55.4%	—	0.32 ~ 5.0
During the year ended December 31, 2019	2.30%~3.50%	10 years	54.2%~55.4%	—	0.32~5.0
F-4
8

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as equity awards
- continued
(1)	Risk-free interest rate
Risk-free interest rate was estimated based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.
(2)	Contractual term
Tantan used the original contractual term.
(3)	Volatility
The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.
(4)	Dividend yield
The dividend yield was estimated by Tantan based on its expected dividend policy over the expected term of the options.
(5)	Exercise price
The exercise price of the options was determined by the Board of Directors of Tantan.
(6)	Fair value of underlying ordinary shares
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation before Tantan was acquired and on a contemporaneous valuation after Tantan was acquired, which used management’s best estimate for projected cash flows as of each valuation date.

The estimated fair value of the ordinary shares of
Tantan
was US$5.03 as of December 31, 2019.
For share options classified as equity awards, Tantan recorded share-based compensation of RMB94,977 and RMB99,635 during the year ended December 31, 2018 and 2019, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2019, total unrecognized compensation expense relating to unvested share options was RMB180,170 which will be recognized over a weighted average period of 2.39 years. The weighted-average remaining contractual term of options outstanding is 7.40 years.

9

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as liability awards
In August 2018, Tantan granted 17,891,025 share options to its founders under the 2018 Plan. The founders have the right to request Tantan to redeem for cash the vested options upon the termination of the founders’ employment at a price based on a fixed equity value of Tantan. Therefore, the awards are classified as liability on the consolidated balance sheet due to their cash settlement feature. The options include a four years vesting condition whereas options vest ratably at the end of each year.
Accordingly, the awards are re-measured at each reporting date with a corresponding charge to share-based compensation expense and are amortized over the estimated vesting period. The share options also include a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance conditions.

During the year ended December 31, 2019, all outstanding options granted to Tantan’s founders were vested as the necessary performance conditions were satisfied. Thereafter, the awards are re-measured at fair value at each reporting date with a corresponding charge to share-based compensation expense.
The fair value of each option granted was estimated using the binomial tree pricing model with the following assumptions used during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
During the year ended December 31, 2018	3.39%~3.58%	10 years	55.4%~55.6%	—	0.0004
During the year ended December 31, 2019	2.45%~3.19%	10 years	54.2%~55.5%	—	0.0004
(1)	Risk-free interest rate
Risk-free interest rate was estimated based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.
(2)	Contractual term
Tantan used the original contractual term.
(3)	Volatility
The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.
(4)	Dividend yield
The dividend yield was estimated by Tantan based on its expected dividend policy over the expected term of the options.
(5)	Exercise price
The exercise price of the options was determined by the Board of Directors of Tantan.
(6)	Fair value of underlying ordinary shares
The estimated fair value of the ordinary shares underlying the options as of each period-end date was determined based on a contemporaneous valuation, which used management’s best estimate for projected cash flows as of each valuation date.
 The estimated fair value of the ordinary shares of Tantan was US$5.03 as of December 31, 2019.
F-
50

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 6 .	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
 - continued
Options classified as liability awards
- continued
For share options classified as liability awards, Tantan recorded share-based compensation of RMB86,778 and RMB791,028 during the years ended December 31, 2018 and 2019, respectively, including the impact of the accelerate vesting and the subsequent adjustment of the fair value at each reporting dates.
1 7 .	NET INCOME PER SHARE
The calculation of net income per share is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	2,148,098	2,815,775	2,970,890
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	394,549,323	407,009,875	415,316,627

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	415,265,078	433,083,643	451,206,091	(i)

Net income per ordinary share attributable to Momo Inc. - basic	5.44	6.92	7.15

Net income per ordinary share attributable to Momo Inc. - diluted	5.17	6.59	6.76

F-5
1

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 7 .	NET INCOME PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2017, 2018 and 2019, because their effect is anti-dilutive:

	For the years ended December 31,
	2017	2018	2019
Share issuable upon exercise of share options	768,266	1,117,334	902,655
Share issuable upon exercise of RSUs	—	—	45,893

(i)	The calculation of the weighted average number of ordinary shares for the purpose of diluted net income per share has considered the effect of certain potentially dilutive securities. For the year ended December 31, 201
7
, an incremental weighted average number of 20,715,755
ordinary shares from the assumed exercise of share options and RSUs were included.

For the year ended December 31, 2018, an incremental weighted average number of 14,821,852 ordinary shares from the assumed exercise of share options and RSUs and an incremental weighted average number of 11,251,916 ordinary shares resulting from the assumed conversion of convertible senior notes were included.
For the year ended December 31, 2019, an incremental weighted average number of 13,188,085 ordinary shares from the assumed exercise of share options and RSUs and an incremental weighted average number of 22,701,379 ordinary shares resulting from the assumed conversion of convertible senior notes were included.
F-5
2

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 8 .	COMMITMENTS AND CONTINGENCIES

Investment commitments
The Group was obligated to subscribe RMB47,500 and RMB13,500 for partnership interest and equity interest of certain long-term investees under various arrangements as of December 31, 2018 and 2019, respectively.
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.
1 9 .	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Hangzhou Alimama Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Aijiuyou Informational Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Alibaba Cloud Computing Ltd. (i)	Affiliates of a Major Shareholder
Taobao (China) Software Co., Ltd. (i)	Affiliates of a Major Shareholder
Zhejiang Tmall Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Hangzhou Yihong Advertisement Co., Ltd. (i)	Affiliates of a Major Shareholder
Guangzhou Jianyue Information Technology Co., Ltd. (i)	Affiliates of a Major Shareholder
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of a long-term investee
Hunan Qindao Cultural Spread Ltd.	Long-term investee
Beijing Shiyue Haofeng Media Co. Ltd.	Long-term investee

(i)	The parent company of these entities ceased to be a major shareholder of the Group in November 2017.

(1)	Amount due from related parties-current

	As of December 31,
	2018	2019
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (ii)	—	4,382

Total	—	4,382

(ii)	The amount of RMB4,382 as of December 31, 2019 represented the uncollected amounts for the mobile marketing services provided to Hunan Qindao Network Media Technology Co., Ltd.

F-5
3

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
1 9 .	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Amount due to related parties - current

	As of December 31,
	2018	2019
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	43,178	29,596
Amount due to ordinary shareholders (iv)	39,704	—
Others	66	10

Total	82,948	29,606

(iii)	The amount of RMB43,178 and RMB29,596 as of December 31, 2018 and 2019 primarily represented the unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

(iv)	The amount of RMB39,704 as of December 31, 2018 primarily included the unpaid repurchase amount by the Group to its ordinary shareholders , which was fully paid in the year ended December 31, 2019.

(3)	Sales to related parties

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (v)	—	—	5,449
Hangzhou Yihong Advertisement Co., Ltd. (v)	17,659	—	—
Hangzhou Alimama Technology Co., Ltd. (v)	2,309	—	—
Guangzhou Aijiuyou Informational Technology Co., Ltd. (vi)	1,242	—	—
Zhejiang Tmall Technology Co., Ltd. (v)	500	—	—
Others	12	—	—

Total	21,722	—	5,449

(v)	The sales to related parties represented mobile marketing services provided.

(vi)	The sales to related parties represented mobile game revenue generated through those game operating companies.

(4)	Purchase from related parties

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (vii)	139,406	429,345	497,789
Beijing Shiyue Haofeng Media Co., Ltd. (vii)	—	2,005	2,070
Alibaba Cloud Computing Ltd. (viii)	74,705	—	—
Hunan Qindao Cultural Spread Ltd. (vii)	61,676	—	—
Taobao (China) Software Co., Ltd.	2,283	—	—
Guangzhou Jianyue Information Technology Co., Ltd.	803	—	—

Total	278,873	431,350	499,859

(vii)	The purchases from Hunan Qindao Network Media Technology Co., Ltd., Beijing Shiyue Haofeng Media Co., Ltd. and Hunan Qindao Cultural Spread Ltd. mainly represent the Revenue Sharing.

(viii)	The purchase from Alibaba Cloud Computing Ltd. is mainly related to its cloud computing services.

F-5
4

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
20 .	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.
During the year ended December 31, 2017, the Group operated and managed its business as a single reporting segment, which included the provision of live video service
s
, value-added services, mobile marketing services, mobile games and other services. The Group did not have discrete financial information of costs and expenses between various services in its internal reporting, and reported costs and expenses by nature as a whole. Therefore, the Group had one operating segment.
During the year
s
ended December 31, 2018 and 2019, as a result of the Tantan acquisition discussed in Note 3, the Group determined that Tantan met the criteria for separate reportable segment given its financial information is separately reviewed by the Group’s CEO. Additionally, the Group started its entertainment business that included TV content production through one of its subsidiary QOOL, for which the Group’s CEO started to review discrete financial information. As a result, the Group determined that for the year
s
ended December 31, 2018 and 2019,
it operated in
three
operating segments namely
Momo
,
Tantan
and QOOL.
Momo
’s services mostly include live video services, value-added service
s
, mobile marketing services and mobile games derived from the
Momo
’s platform.
Tantan
’s services
mainly
include value-added services provided on
Tantan
’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.
The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, operating income and net income. Prior to Tantan acquisition, Tantan’s financial information was not consolidated to the Group’s financial statements, therefore Tantan’s service lines do not have comparable financial information in 2017. QOOL started its entertainment business in 2017 and the comparable financial information in 2017 account for an insignificant portion to the Group’s consolidated financial statements.

Net revenues, operating cost and expenses, operating income, and net income by segment for the years ended
December 31, 2017, 2018 and 2019 were as follows:

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

F-5
5

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
20 .	SEGMENT INFORMATION - continued

	For the year ended December 31, 2018
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	12,812,421	417,998	178,002	13,408,421
Cost and expenses:
Cost of revenues	(6,572,954)	(174,858)	(435,085)	(7,182,897)
Research and development	(614,064)	(146,580)	—	(760,644)
Sales and marketing	(1,269,493)	(520,161)	(22,608)	(1,812,262)
General and administrative	(472,057)	(121,887)	(46,079)	(640,023)

Total cost and expenses	(8,928,568)	(963,486)	(503,772)	(10,395,826)
Other operating income	252,458	173	1,066	253,697

Income (loss) from operations	4,136,311	(545,315)	(324,704)	3,266,292
Interest income	268,583	4,285	78	272,946
Interest expense	(56,503)	—	—	(56,503)
Impairment loss on long-term investments	(43,200)	—	—	(43,200)
Income tax expense	(716,729)	21,824	(4,743)	(699,648)
Share of income on equity method investments	48,660	—	—	48,660

Net income (loss)	3,637,122	(519,206)	(329,369)	2,788,547

	For the year ended December 31, 2019
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	15,740,815	1,259,906	14,368	17,015,089
Cost and expenses:
Cost of revenues	(8,065,300)	(415,688)	(11,108)	(8,492,096)
Research and development	(797,471)	(297,560)	—	(1,095,031)
Sales and marketing	(1,521,511)	(1,162,912)	(6,401)	(2,690,824)
General and administrative	(641,269)	(851,099)	(34,914)	(1,527,282)

Total cost and expenses	(11,025,551)	(2,727,259)	(52,423)	(13,805,233)
Other operating income	323,444	—	21,399	344,843

Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699
Interest income	396,672	10,706	164	407,542
Interest expense	(78,611)	—	—	(78,611)
Impairment loss on long-term investments	(15,711)	—	—	(15,711)
Income tax expense	(917,265)	33,464	—	(883,801)
Share of loss on equity method investments	(23,350)	—	—	(23,350)

Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768

2 1 .	EMPLOYEE BENEFIT PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB95,150, RMB166,998 and RMB214,313 for the years ended December 31, 2017, 2018 and 2019, respectively.

6

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(in thousands, except share data)
2 2 .	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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
The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB185,270, RMB5,194 and RMB2,701 for the years ended December 31, 2017, 2018 and 2019.
Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs and VIEs’ subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB862,484, RMB1,477,339 and RMB1,504,378 as of December 31, 2017, 2018 and 2019, respectively.
2 3 .	SUBSEQUENT EVENTS

COVID-19
From late January 2020, a novel coronavirus (COVID-19) was rapidly evolving in China and globally. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months.
Substantially the vast majority of the Group’s revenues and workforce are concentrated in China. Consequently, the COVID-19 outbreak will likely adversely affect the business operations and the Group’s financial condition and operating results for 2020. The Group’s user growth may be depressed and the user retention and engagement may be negatively impacted. In addition, the economic impact of COVID-19 may also cause the sentiment, willingness and ability to spend of the Group’s paying users, especially our high paying users, to deteriorate, which may lead to a negative impact on the Group’s financial performance generally. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.
Special cash dividend
On March 1
9
,
2020
, the Company declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend will be paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend
date
was
 April 7, 2020. The aggregate amount of cash dividends to be paid is approximately US$159 million, which will be funded by surplus cash on the Company’s balance sheet.
Newly granted share options
In April
2020
, the Company granted 3,190,296 share options to its executives with an exercise price of $0.0002 per share
,
 with the vesting period of four years. The Group is in the process of finalizing the fair value assessment.
F-5
7