Form 20-F
period 2020-12-31
Momo Inc.
filed 2021-04-27
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
331,617,042 Class A ordinary shares and 80,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.
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
The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2020 US$
		(in thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues (1)	3,707,358	8,886,390	13,408,421	17,015,089	15,024,188	2,302,558
Cost and expenses (2)
Cost of revenues	(1,619,327)	(4,373,377)	(7,182,897)	(8,492,096)	(7,976,781)	(1,222,495)
Research and development expenses	(208,647)	(346,144)	(760,644)	(1,095,031)	(1,167,677)	(178,954)
Sales and marketing expenses	(647,238)	(1,467,376)	(1,812,262)	(2,690,824)	(2,813,922)	(431,252)
General and administrative expenses	(259,712)	(422,005)	(640,023)	(1,527,282)	(763,150)	(116,958)

Total cost and expenses	(2,734,924)	(6,608,902)	(10,395,826)	(13,805,233)	(12,721,530)	(1,949,659)

Other operating income	2,659	156,764	253,697	344,843	228,777	35,062
Income from operations	975,093	2,434,252	3,266,292	3,554,699	2,531,435	387,961
Interest income	54,603	145,568	272,946	407,542	444,471	68,118
Interest expense	—	—	(56,503)	(78,611)	(78,872)	(12,088)
Other gain or loss, net	(39,283)	(30,085)	(43,200)	(15,711)	1,500	230

Income before income tax and share of income on equity method investments	990,413	2,549,735	3,439,535	3,867,919	2,898,534	444,221

	Year Ended December 31,
	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2020 US$
		(in thousands, except share and share-related data)
Income tax expens	(34,638)	(445,001)	(699,648)	(883,801)	(755,620)	(115,804)

Income before share of income on equity method investments	955,775	2,104,734	2,739,887	2,984,118	2,142,914	328,417
Share of income (loss) on equity method investments	23,194	39,729	48,660	(23,350)	(42,522)	(6,517)
Net income	978,969	2,144,463	2,788,547	2,960,768	2,100,392	321,900
Less: net loss attributable to non-controlling interest	—	(3,635)	(27,228)	(10,122)	(3,092)	(474)

Net income attributable to Momo Inc.	978,969	2,148,098	2,815,775	2,970,890	2,103,484	322,374

Net income attributable to ordinary shareholders	978,969	2,148,098	2,815,775	2,970,890	2,103,484	322,374

Net income per share attributable to ordinary shareholders
Basic	2.54	5.44	6.92	7.15	5.05	0.77
Diluted	2.41	5.17	6.59	6.76	4.83	0.74
Weighted average shares used in computing net income per ordinary share
Basic	377,335,923	394,549,323	407,009,875	415,316,627	416,914,898	416,914,898
Diluted	407,041,165	415,265,078	433,083,643	451,206,091	452,081,642	452,081,642

	Year Ended December 31,
	2016 US$	2017 US$	2018 US$	2019 US$	2020 US$
Cash dividends per ordinary share (3)	—	—	—	0.31	0.38

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2020 US$
	(in thousands)
Live video service	2,534,604	7,429,906	10,709,491	12,448,131	9,637,579	1,477,024
Value-added service	449,781	695,798	1,883,150	4,105,963	5,112,182	783,476
Mobile marketing	441,644	514,279	500,321	331,822	198,197	30,375
Mobile games	236,238	241,388	130,392	92,451	39,564	6,063
Other services	45,091	5,019	185,067	36,722	36,666	5,620

Total	3,707,358	8,886,390	13,408,421	17,015,089	15,024,188	2,302,558

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2020 US$
	(in thousands)
Cost of revenues	18,521	13,547	21,661	23,972	18,449	2,827
Research and development expenses	37,455	59,190	152,806	175,053	175,870	26,953
Sales and marketing expenses	39,139	79,032	142,927	196,311	158,902	24,353
General and administrative expenses	115,724	183,204	263,419	1,012,896	325,465	49,880

Total	210,839	334,973	580,813	1,408,232	678,686	104,013

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016 RMB	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2020 US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,788,268	4,462,194	2,468,034	2,612,743	3,363,942	515,547
Total assets	5,344,283	8,471,188	18,965,538	22,483,681	23,220,556	3,558,706
Total liabilities	942,289	1,719,088	7,942,679	8,764,899	8,385,227	1,285,092
Total equity	4,401,994	6,752,100	11,022,859	13,718,782	14,835,329	2,273,614

(3)	Total cash dividends for the years ended December 31, 2019 and 2020 were US$128.6 million and US$158.6 million.
Changing in Reporting Currency
Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. Effectively from the fourth quarter of 2018, we changed our reporting currency from U.S. dollar to RMB. The change in reporting currency is to improve investors’ ability to evaluate our financial results against other comparable publicly traded companies in the industry. Prior to the fourth quarter of 2018, we reported our annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in U.S. dollar. In this annual report, the financial results for the years ended December 31, 2019 and 2020 are stated in RMB. The related financial statements prior to the fourth quarter of 2018 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the years ended December 31, 2019 and 2020.
Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise stated, all translations of RMB into U.S. dollars were made at the rate at RMB6.5250 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business and Industry
If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.
The size of our user base and the level of our user engagement are critical to our success. Although our MAUs generally grew over time since our inception, there were times when our user base failed to grow. There is no guarantee that our MAUs will continue to grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo and Tantan mobile applications are no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

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
As online social networking and online entertainment industries in China are relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2016, 2017, 2018, 2019 and 2020. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 64.1%, 34.0%, 1.4%, 0.3% and 0.2%, respectively, of our net revenues in 2020. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. In 2018, we co-produced
a TV variety show. In addition, compared to Momo, Tantan is at an earlier stage of monetization. In 2018, Tantan launched membership subscriptions and some other premium features on a pay-per-use
basis. In 2019, Tantan introduced Quick Chat, which has services based on both the subscription model and the pay-per-use
model. In 2020, Tantan launched its live video services with a virtual item-based revenue model. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.
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

We launched our Momo mobile application in August 2011 and acquired our Tantan mobile application in May 2018. The operating history, the recency of our Tantan acquisition and our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

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
In September 2015, Momo launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show
virtual items. In 2020, Tantan launched its live video services and contributed to our live video service revenue. While we had initial success with this service, which contributed RMB7,429.9 million, RMB10,709.5 million and RMB12,448.1 million to, or 83.6%, 79.9% and 73.2% of, our net revenues in 2017, 2018 and 2019, respectively, this contribution dropped to RMB9,637.6 million (US$1,477.0 million) in 2020, or 64.1% of our net revenues. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve our historical levels of profitability based on the virtual items-based revenue model. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show
virtual items.

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
We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, staying in compliance with relevant regulatory requirements may result in limitation to our scope of service, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. In order to comply with relevant regulatory requirements, we temporarily suspended the ability of users to post social newsfeeds on our platforms between May 11, 2019 and June 11, 2019 as part of our internal measures to strengthen our content screening efforts. Tantan’s download service was also suspended from the application stores in China around the time we took these internal measures. Such service suspension has negatively affected our business operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.
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
Tantan commenced monetization of its business in July 2017, and historically has not been profitable. In order to continue to grow its business and eventually become profitable, Tantan will need to continue to attract and retain users for Tantan’s app, which will involve considerable expenditures and possibly the complete containment of
COVID-19.
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
In addition, if any of our users suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected user, or governmental or regulatory actions against us. For example, we are or may continue to be involved in disputes relating to refunding to users’ spouses all or part of funds consumed by users for purchase of in-show
virtual items in our mobile applications based on claim of unauthorized disposition of commonwealth property. We believe such type of claims is groundless and lacks merit, because from a contractual perspective, users purchase and send virtual gifts to broadcasters in exchange for the live performance delivered to them or for the interaction between them and the broadcasters, and it is entirely up to the users to purchase in-show
virtual items. We therefore will defend against such claims vigorously.

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
We expect our costs and expenses to continue to increase in the future as we seek to broaden our user base and increase user engagement, and develop and implement new features and services. In addition, our cost and expenses, such as our research and development expenses, sales and marketing expenses and general and administrative expenses, have grown rapidly as we expanded our business. Our costs and expenses increased each year before 2020, and they decreased in 2020 due to a decrease in our revenue. We expect to incur increasing costs and expenses going forward to support our anticipated future growth. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may again incur significant losses in the future and may not be able to maintain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.
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
Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Additionally, California recently enacted legislation that has been dubbed the first “GDPR-like” law in the U.S. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out
of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. With some other conditions, the CCPA requires companies “doing business in California” to follow the CCPA. However, the phrase “doing business in California” is not defined in the CCPA. With reference to the California tax code, the phrase “doing business in California” is described as “
actively
engaging in any transaction for the purpose of financial or pecuniary gain or profit.” We are currently not actively doing business in California, and thus, there is still uncertainty regarding whether the CCPA will apply to us. If further interpretations or court decisions render us “doing business in California,” the CCPA will apply to us and it may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. On May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Civil subjects have a right to compensation under the Civil Code for financial or non-financial
losses. In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. Violations of relevant provisions, if the Draft Personal Information Protection Law becomes effective, may subject the processor to rectification, confiscation of its illegal gains, fines, suspension of relevant business, revocation of the relevant business permit or business license or criminal liabilities. According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures. Violations of relevant provisions may subject the processor to rectification, confiscation of its illegal gains, fines, suspension of relevant business, revocation of the relevant business permit or business license or criminal liabilities. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See also “—Risks Related to Doing Businesses in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

We cannot guarantee that our mobile applications, including Momo and Tantan, in their current versions or any future updates to our mobile applications will be considered compliant with PRC data privacy laws. If any of our mobile applications is ultimately considered not compliant with PRC data privacy laws, we shall update such mobile application, may further be subject to penalties and other administrative actions, and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects. For example, on January 23, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued an Announcement on the Special Administration of Collection and Use of Personal Information by Apps, or the SACUPIA, to carry out a nationwide special campaign against apps collecting and using personal information in violation of laws and regulations from January to December 2019. The SACUPIA states that app operators shall only collect and use personal information in strict accordance with their responsibilities and obligations as prescribed in the PRC Cyber Security Law, as effective as of June 1, 2017, be responsible for the security of the personal information obtained, take effective measures to strengthen personal information protection and not collect any personal information irrelevant to the services provided. Specifically, when collecting personal information, the app operators are required to present the rules for collection and use of personal information in an easy-to-understand
and straightforward manner, which shall be subject to the consent of users at their sole discretion; it is not allowed to force users to make authorization in a disguised manner by acquiescence, binding, termination of installation and use or other means, nor collect or use their personal information in violation of laws and regulations or agreements with users. Failure to comply with the aforesaid requirements may subject the app operator concerned to taking relevant rectification measures within a statutory period, cessation of relevant business operation, or revocation of relevant permits or business license. Moreover, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Offices of the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Notice of the Measures for the Determination of the Collection and Use of Personal Information by apps in Violation of Laws and Regulations which listed six categories of acts that may be determined as failing to comply with the laws and regulations. In July 2019, the Personal Information Protection Task Force on Apps, an administrative task force in the PRC founded to review mobile apps for their compliance with PRC data privacy laws, issued a notice of criticism directed at several mobile apps including our Tantan mobile application. The notice of criticism stated that our Tantan mobile application violated Article 41 of the PRC Cyber Security Law by demanding users to grant authority to access excessive amount of personal information in exchange for being allowed to install and use the mobile app. Since the publication of the notice of criticism, we have updated our Tantan mobile application to address all of the issues brought up in the notice.
Techniques employed by short sellers may drive down the market price of our listed securities.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
Any allegations or reports published by short sellers against our company may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations and information in the such reports are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves against negative information in such reports, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.
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
In February 2018, we reached a definitive agreement with Tantan Limited, or Tantan, a social and dating app in China, and all of its shareholders, pursuant to which we agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash. The acquisition of Tantan, which closed in May 2018, exposes us to potential uncertainties and risks. For our acquisition of Tantan, the combination of consideration included approximately 5.3 million newly issued Class A ordinary shares of us, which were fully issued as of the acquisition date, and US$613.2 million in cash, of which US$603.7 million was paid as of December 31, 2020. As Tantan was founded in 2014 and has a short operating track record, it would be difficult for us to assess its future prospect or forecast its future results and thus we may not be able to achieve the objective of our acquisition of Tantan if Tantan’s business does not develop as we expect. In addition, if Tantan continues to incur losses in the future, we would have to consolidate its losses as its sole shareholder, the occurrence of which would adversely affect our future profitability. After the consummation of the acquisition, we may face difficulties in integrating the internal control and financial reporting of Tantan and may incur unanticipated costs and expenses relating to such integration.
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
We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In addition, in January 2015, Momo Technology Overseas Holding Company Limited, or Momo BVI, our wholly-owned BVI subsidiary, adopted a share incentive plan, or the BVI Plan. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. As of March 31, 2021, options to purchase 28,769,414 Class A ordinary shares (excluding those already forfeited) had been granted under the 2012 Plan, 4,727,842 of which remained outstanding. In addition, as of March 31, 2021, options to purchase 34,865,185 Class A ordinary shares (excluding those already forfeited and cancelled) and 700,001 restricted share units had been granted under the 2014 Plan, of which 22,946,287 options remained outstanding and 234,375 restricted share units remained outstanding. As of March 31, 2021, options to purchase an aggregate of nil shares of Momo BVI under the BVI Plan remained outstanding. As of March 31, 2021, options to purchase 3,953,920 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 24,023,108 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB498.4 million, RMB341.7 million and RMB227.3 million in 2021, 2022, and after 2022, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2020. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business, financial condition and results of operations may be adversely affected by the ongoing
COVID-19
pandemic.
The ongoing
COVID-19
pandemic has continued to spread across the world and has created unique global and industry-wide challenges.
COVID-19
has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New
COVID-19
variants have also emerged in a few countries, potentially extending the period where
COVID-19
will negatively impact the global economy.
The vast majority our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected, to the extent that
COVID-19
exerts long-term negative impact on the Chinese economy. The disruption of
COVID-19
to business activities in China has been eliminated to a large extent, however, it is still difficult to predict how
COVID-19
will impact our business in the near term. For example, if a
COVID-19
variant strikes in a future wave, the prolonged social distancing control and the associated decline in outdoor activities may significantly limit our users’ urge to use services from social network platforms, such as our Momo and Tantan mobile applications, and some of our users may not be able to leave their hometown or may delay the time they get back to the big cities for work due to quarantine measures. Consequently, our user growth may be depressed and our user retention and engagement may be negatively impacted under such as scenario. In addition, the economic impact of
COVID-19
may also cause the sentiment, willingness and ability to spend of our paying users, especially our high paying users, to deteriorate. All of these factors may lead to a negative impact on our financial performance generally. The extent to which the
COVID-19
pandemic impacts our results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new
COVID-19
variants, among others.
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
H1N1 flu, H7N9 flu, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the epidemic outbreaks harm the Chinese economy in general and the mobile internet industry in particular.
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

Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which our PRC subsidiaries can vote on all matters requiring shareholder approval in the consolidated affiliated entities. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders” for more details about these contractual arrangements.
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
We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are important to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.
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
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their respective shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing the tax expenses of our PRC subsidiaries, subjecting our consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiaries’ loss of their preferential tax treatment. Our consolidated results of operations may be adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

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
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but they may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.
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
The internet and mobile industries in China are highly regulated. We are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to, the National Radio and Television Administration, or NRTA, the National Press and Publication Administration, or NPPA (formerly known as the General Administration of Press and Publication, or GAPP), the Ministry of Culture and Tourism, or MCT, the MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

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
We are also required to obtain an internet publishing license from NPPA in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. We have entered into several cooperation agreements with entities holding the internet publishing license in order to publish online games. Each mobile game is also required to be approved by NPPA prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approvals from the NPPA for all two of the games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business. If we fail to complete, obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
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
Our revenues are substantially generated in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. In addition,
COVID-19
may continue to have a material impact on the Chinese economy in 2021. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
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
non-resident
enterprise.
On February 3, 2015, the SAT issued a Public Notice 2015 No. 7, or Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident
enterprise income tax. Where a
non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which constitutes an indirect transfer, the non-resident
enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 and the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, promulgated on August 3, 2008 and amended on September 18, 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeds RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the Anti-Monopoly Law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If MOFCOM decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video, or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued an announcement, i.e., 2019 Announcement 4, stating that the security review is now subject to its review because of the government reformation. In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out.

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
The State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.
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
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7. Under the Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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
On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which upon its effective date as of June 1, 2015. Circular 19 provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments provided that equity investment is included in the business scope of such foreign-invested company.
On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating of Administrative Policy on Settlement of Foreign Exchange of Capital Account, or SAFE Circular 16, which became effective on June 9, 2016. According to SAFE Circular 16, the foreign exchange capital of foreign-invested enterprises, or FIEs, foreign debt and funds raised through offshore listings may be settled on a discretionary basis, and can be settled at banks. The proportion of such discretionary settlement is temporarily determined as 100%. The RMB converted from relevant foreign exchange shall be kept in a designated account, and if a domestic enterprise needs to make further payment from such account, it still must provide supporting documents and go through the review process with the banks.
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
non-investment
FIEs and allows the
non-investment
FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment
FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.” According to the Circular on Improving Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing without submitting the evidentiary materials concerning authenticity of such capital to banks in advance, provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct spot checking in accordance with the relevant requirements. Although SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, SAFE Circular 29 and SAFE Circular 8 loosed the regulatory restrictions but there is still uncertainty regarding how the SAFE and banks will interpret and implement these regulations and whether SAFE or other government authorities will continue to promulgate new regulations that may substantially influence our ability to transfer the net proceeds from our overseas offerings to our PRC subsidiaries and to convert such proceeds into Renminbi, which may adversely impact our ability to fund and expand our business in the PRC.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
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
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 39 premises in China, and all the landlords of these premises have completed the registration of their ownership rights, but none of the landlords of these premises have completed the registration of our lease with the relevant authority.
Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including the auditor of our consolidated financial statements included in this annual report, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
Starting in 2011 the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.
In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC 60 retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the
PRC-based
“big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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
You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder
and executive chairman, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 71.0% of the aggregate voting power of our company as of March 31, 2021. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.
We may be classified as a passive foreign investment company, or PFIC, under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing Momo for U.S. federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2020 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future.

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
Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited and New Heritage Global Limited, both of which are wholly owned by a family trust controlled by Yan Tang, our co-founder
and executive chairman. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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
We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market corporate governance listing standards. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. We follow home country practice with respect to annual shareholders meetings and did not hold an annual meeting of shareholders in 2020. In addition, we followed home country practice with respect to the adoption of the Tantan 2018 Plan in July 2018 and did not seek shareholder approval pursuant to Nasdaq Stock Market Rule 5635(c). As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on certain exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Yan Tang, our co-founder
and executive chairman, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
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
We started our operations in July 2011 when our founders established Beijing Momo Technology Co., Ltd., or Beijing Momo, in China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The following outlines other major changes to our corporate structure in the last three years.

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

•
In May 2018, we successfully completed our acquisition of Tantan and acquired a 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of our company and US$613.2 million in cash.

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

•
In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. The notes will bear interest at a rate of 1.25% per year, payable semiannually on January 1 and July 1 of each year. Holders of the notes have the right to convert their notes into our ADSs based on an initial conversion rate of 15.4776 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS). The conversion rate for the notes is subject to adjustment upon the occurrence of certain events. In 2019, the conversion rate was adjusted to 15.7172 of our ADSs per US$1,000 principal amount of notes (which is equivalent to a conversion price of approximately US$63.62 per ADS) due to the special cash dividend paid on April 30, 2019. In 2020, the conversion rate was adjusted to 16.2937 of our ADSs per US$1,000 principal amount of notes (which is equivalent to a conversion price of approximately US$61.37 per ADS) due to the special cash dividend paid on April 30, 2020. We will not have the right to redeem the notes prior to maturity, except in the event of certain changes to the laws or their application or interpretation. Holders of the notes will have the right to require us to repurchase all or part of their notes in cash on July 1, 2023, or in the event of certain fundamental changes. The notes will mature on July 1, 2025, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

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

•
In July 2019, we established Tianjin LaiFu Culture Development Co., Ltd., or Tianjin Laifu, and Tianjin Apollo Exploration Culture Co., Ltd., or Tianjin Apollo as wholly-owned subsidiaries of Tantan Culture Development (Beijing) Co., Ltd, or Tantan Culture.

•	In August 2019, we established SpaceCape Inc. in Cayman Islands, or SpaceCape Cayman, a company which is 100% owned by us.

•	In August 2019, we established SpaceCape Technology Pte. Ltd. in Singapore, or SpaceCape Singapore, as a wholly-owned subsidiary of SpaceCape Cayman.

•	In November 2019, we established Beijing DBD Reader Technology Co., Ltd., or Beijing DBD Reader, as a wholly-owned subsidiary of Beijing Fancy Reader.

•	In December 2019, we established Beijing SpaceCape Information Technology Co. Ltd., or Beijing SpaceCape, as a wholly-owned subsidiary of SpaceCape Singapore.

•	In December 2019, we established MatchUp UK Limited in Hong Kong, as a wholly-owned subsidiary of Tantan Limited.

•	In December 2019, we established Chengdu Ketanjuan Tech Co., Ltd, or Chengdu Ketanjuan, as a wholly-owned subsidiary of Tantan Culture.

•	In February 2020, we established DeepMatch Inc. in Cayman Islands, or DeepMatch Cayman, a company which is 100% owned by us.

•	In March 2020, we established DeepMatch Technology Pte. Ltd. in Singapore, or SpaceCape Singapore, as a wholly-owned subsidiary of DeepMatch Cayman.

•	In March 2020, we established Mana Games Inc. in Cayman Islands, or Mana Games Cayman, a company which is 100% owned by us.

•	In March 2020, we established Mana Games HK Limited in Hong Kong, or Mana Games HK, as a wholly-owned subsidiary of Mana Games Inc.

•	In March 2020, we established Tianjin Qianchuan Media Co., Ltd., or Tianjin Qianchuan, as a wholly-owned subsidiary of Beijing Momo.

•	In March 2020, we established Tianjin Xiaomofanshi Tech Co., Ltd., or Tianjin Xiaomofanshi, as a wholly-owned subsidiary of Beijing Momo.

•	In June 2020, we established Gannan XiaomoGantian Tech Co., Ltd, or Xiaomo Gantian, as a wholly-owned subsidiary of Tianjin Xiaomofanshi.

•	In September 2020, we established SpaceTime (Beijing) Technology Co., Ltd, or SpaceTime Beijing, as a wholly-owned subsidiary of Beijing Momo.

•	In November 2020, we established Laiqianshou (Chengdu) Technology Co., Ltd, or Laiqianshou, as a wholly-owned subsidiary of Tantan Culture.

•
In March 2021, we changed the name of Beijing Fancy Reader to Beijing Top Maker Culture Co., Ltd., or Beijing Top Maker, and changed the name of its subsidiary, Beijing DBD Reader, to Beijing All For One Culture Co., Ltd.

•
From May 2018 to April 2019, we entered into a series of contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader and QOOL Media (Tianjin) Co., Ltd., or Tianjin QOOL Media, and their respective shareholders, through which we exert control over these entities and their subsidiaries and consolidate their operating results in our financial statements.

From April 2019 to October 2019, we entered into a series of contractual arrangements with Beijing Perfect Match and Beijing Fancy Reader, adjusted one shareholder of Beijing Fancy Reader shareholders and registered capital of Tantan Culture, through which we exert control over these entities and their subsidiaries and consolidate their operating results in our financial statements.
From April 2020 to March 2021, we entered into a series of contractual arrangements with Beijing Momo and SpaceTime Beijing, and adjusted two shareholders of Beijing Top Maker shareholders. See “—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.”
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
We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.
We have built a large user base on Momo since its launch in 2011. Momo’s MAUs decreased to 113.8 million in December 2020 from 114.5 million in December 2019, which increased from 113.3 million in December 2018. The decrease of Momo’s MAUs in 2020 was primarily attributable to the
COVID-19
pandemic as well as relevant measures to keep it under control. We had 5.2 million paying users on our Tantan application in 2020 and 5.5 million paying user in 2019. The decrease in Tantan paying user was primarily attributable to
COVID-19’s
adverse impact on the number of active users and paying conversion and the introduction of a new merchandising strategy which had a negative impact on the number of paying users but a positive impact on average revenue per paying user.
Momo, Tantan and other mobile applications within our family of mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. Our revenues increased significantly from RMB13,408.4 million in 2018 to RMB17,015.1 million in 2019, but decreased to RMB15,024.2 million (US$2,302.6 million) in 2020. We currently generate our revenues from live video service, value-added service, mobile marketing services, mobile games and other services. Our live video service, which was launched in September 2015 on the Momo platform and in 2020 on the Tantan platform, allows users to purchase and send in-show
virtual gifts to other users hosting live shows, and it currently contributes the largest share of our revenues, generating 79.9%, 73.2% and 64.1% of our net revenues in 2018, 2019 and 2020, respectively. We generated 14.0%, 24.1% and 34.0% of our net revenues from value-added services in 2018, 2019 and 2020, respectively, in relation to the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms and, starting in the fourth quarter of 2016, virtual gift service, which allows Momo users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 3.7%, 1.0% and 1.4%, respectively, of our revenues in 2018, 2.0%, 0.5% and 0.2%, respectively, of our revenues in 2019, and 1.4%, 0.3% and 0.2%, respectively, of our revenues in 2020. We had a net income of RMB2,788.5 million, RMB2,960.8 million and RMB2,100.4 million (US$321.9 million) in 2018, 2019 and 2020, respectively.
The Momo Platform
Our Momo platform includes our Momo mobile application and a variety of related properties, features, functionalities, tools and services. The Momo platform enables users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions over a rich collection of social experiences based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Momo offers a personal and lively way for users to discover interesting people, and facilitates the communicating, interacting, and content sharing with others. Communications within our platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services.
The Tantan Platform
Tantan is a leading social and dating application, which is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for mobile internet users in China to discover new relationships. Tantan’s users can enjoy many of the core features of Tantan for free. For example, Tantan users can swipe through a pool of people to find potential matches and communicate with the matches through the instant messaging tool on the Tantan app. Tantan users can also create and share content or discover new connections via contents shared by other users. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an à la carte basis. In early 2020, Tantan launched its livestreaming function as a supplementary service to the core dating experience, allowing users to livestream a variety of content, as well as interact on a real time basis with the broadcasters and other viewers.

We believe that Tantan strategically complements the Momo platform. First, Tantan’s users are younger on average than Momo’s users, allowing us to expand our footprint among younger demographics. Second, whereas the Momo platform has been primarily focused on connecting people in a broader sense among larger groups and communities, Tantan is primarily focused on connecting people for romantic purposes. Additionally, compared to Momo, Tantan is a younger brand with strong potential to grow its user base and revenues. We believe that our acquisition of Tantan helps us enrich our product line, expand our user base, broaden our social scenarios and strengthen our leading position in China’s open social market.
Monetization Opportunities
We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services.
Live Video Service
Our live video service allows Momo and Tantan users to livestream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting between broadcasters and viewers. The broadcasters are able to “go live” and connect with their audience via their mobile phones, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or the talent agencies. Broadcasters provide live video service on our platforms as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platforms. The talent agencies recruit, train and retain the broadcasters. We are committed to providing strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to developing long-term relationship with broadcasters and talent agencies. Currently, live video service contributes the largest share of our revenues, generating 79.9%, 73.2% and 64.1% of our net revenues in 2018, 2019 and 2020, respectively.
Value-added Service
Our value-added service primarily consists of subscription services that provide paying users with additional features and functions as well as privileges on our Momo and Tantan platforms and, starting in the fourth quarter of 2016, virtual gift services, which allow our users to purchase and send virtual gifts to other users outside of the live video service. We also introduced virtual item sales in our virtual community services in 2019. We generated 14.0%, 24.1% and 34.0% of our net revenues from value-added services in 2018, 2019 and 2020, respectively.
Value-added Service on Momo
Membership Subscription
. We provide enhanced membership privileges to Momo users who subscribe to our membership package by paying membership fees. Momo’s memberships are currently divided into two tiers, basic and premium. Privileges for all members include VIP logos, higher limits on the maximum number of users group and the number of users that the member can follow and certain other special features unavailable to the non-members.
Additional privileges for our premium members include the abilities to check out visitors to their message boards and certain special displays of their message.
Virtual Gift Service.
We launched our virtual gift service on the Momo platform in the fourth quarter of 2016 to enhance users’ social experience. For example, users can purchase and send virtual gifts to other users to increase the response rate to their greetings in Nearby people function. Within the many group chatting experiences that we offer, users can also send each other virtual gifts to facilitate relationship building. We generate revenue from the sales of the virtual gifts and share a portion of the revenues generated with the gift recipients.
Virtual Item Sales.
We introduced virtual item sales in our virtual community services in 2019. It allows users to purchase a variety of virtual items to enhance their social experience in a number of different virtual communities on our Momo platform.

Value-added Service on Tantan
Tantan offers a variety of premium features and services that users can purchase either through a subscription package or on a pay-per-use
basis. For example, a Tantan user can pay to subscribe to the VIP membership to enjoy certain privileges, such as using unlimited number of the “right swipe” feature, access to “Super Likes,” special badge and location roaming. In July 2018, we launched a paying feature called “See Who Liked Me”, which gives the user access to a list of users who have “swiped right” on that user. In November 2019, we launched a new paying feature called “Quick Chat” on Tantan, where users get instantly matched with each other based on factors such as their age and location, and they can start a conversation with each other with their photos blurred and complete profile locked. While the un-blurred
photos and complete profiles will only be available after the users exchange 20 messages normally, a Tantan user can pay to unlock the photos in advance. In late 2020, we introduced SVIP membership, which includes existing features such as “See Who Liked Me,” “Quick Chat” and a complete set of VIP privileges, as well as a number of new premium features such as “advanced filters” and “recover the unmatched”. We subsequently ceased to offer “See Who Liked Me” and “Quick Chat” as separate value-added service items. Tantan users and subscribers may also purchase, on a pay-per-use
basis, certain other premium features, such as Turbo and Super Likes, which all aim at increasing the paying users’ exposure to other Tantan users.
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
As the features and functionalities of our platform continue to evolve, we may continue to add new ad format and marketing solutions to our mobile marketing product portfolios. Mobile marketing services contributed 3.7%, 2.0% and 1.4% of our revenues in 2018, 2019 and 2020, respectively.
Mobile Games
As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, with whom we share revenues generated by in-game
purchases of virtual items or virtual currencies, or developed in-house.
We have been scaling back from jointly operated mobile games and instead focusing on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Mobile games contributed 1.0%, 0.5% and 0.3% of our revenues in 2018, 2019 and 2020, respectively.
Other Services
Our other services have mainly included a TV variety show that we co-produced.
Other services have also included other revenue generating services that are immaterial in revenue contribution, or are not considered as part of our strategic focus. Other services contributed 1.4%, 0.2% and 0.2% of our revenues in 2018, 2019 and 2020, respectively.

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
Content Management and Monitoring
As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of the date of this annual report, Momo and Tantan collectively have a dedicated team of over 1,569 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around-the-clock.
We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. In addition, we take self-inspection measures to strengthen our content screening efforts and cooperate with relevant governmental authorities to stay compliant with applicable laws and regulations. As an example of such self-inspection measures, during the one-month
period from May 11, 2019 to June 11, 2019, we temporarily suspended the ability of users to post social newsfeeds on the Momo platform pursuant to directives of relevant governmental authority. Tantan’s download service was also suspended from the application stores in China around this self-inspection period. Additionally, our users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system and personnel.
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
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2020, we (i) had 1 patent and 40 pending patent applications filed with the National Intellectual Property Administration of the PRC; (ii) had registered 712 trademarks and had applied for 253 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC and the U.S. Patent and Trademark Office; (iii) had registered 160 software copyrights and 78 copyrights with the PRC National Copyright Administration; and (iv) had registered 145 domain names, including
immomo.com
,
wemomo.com
,
immomogame.com
and
momocdn.com
.
Seasonality
Historically, there were noticeable downward trends in user activities on our Momo and Tantan platforms as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. However, due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.
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
Health and Safety
. We are committed to providing a safe work environment for our employees. We have well-established security and food safety monitoring systems. Our fire service system complies with applicable laws and regulations. To ensure good air quality in our office areas, we have installed ventilation systems to filter air pollutants. We took necessary precautions in response to the
COVID-19
pandemic during its height, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between cubicles), regular temperature checks and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.
Corporate Philanthropy
Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in China. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in China. In 2020, the Momo Foundation donated RMB20 million to charitable causes. Since inception, we have donated over RMB74 million to charitable causes. In response to the
COVID-19
pandemic, we have set up a medical research fund and committed RMB10 million to aid frontline medical staff and vaccine research and development.

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
Corporate Laws and Foreign Investment Law
The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005, 2013 and 2018, respectively. The Company Law is applicable to our PRC subsidiaries and consolidated affiliated entities unless the PRC Foreign Investment Law and its implementation regulations have stipulated otherwise.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law
,
the Sino-foreign Cooperative Joint Venture Enterprise Law
and
the Foreign Owned Enterprise Law
, together with their implementation rules and ancillary regulations. Further to the Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the Foreign Investment Law, which took effect on January 1, 2020. According to the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in China, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.
According to the Foreign Investment Law and its implementing regulations, the State Council will publish a catalogue for special administrative measure, or the “negative list,” to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the “negative list” are granted national treatment. The currently effective “negative list” has become effective on July 23, 2020.
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
Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry
According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, foreign investors may hold no more than a 50% equity interest in a value-added telecommunications services provider in China, and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of the “negative list”, which was promulgated by the MOFCOM and the NDRC and became effective from July 23, 2020, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for
e-commerce
business, domestic multiparty communications, storage and forwarding and call center services as well.
The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business, or the Circular, issued by the Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain an ICP license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary sites and facilities for its approved business operations and to maintain such sites and facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance
within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.
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
Companies in Culture-related Business in China. These decisions encourage and support non-state-owned
companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned
companies. These decisions authorize the SARFT, the NPPA and the Ministry of Culture, or the MOC, to adopt detailed implementing rules according to these decisions.

On December 20, 2007, the SARFT and the Ministry of Information Industry jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended on August 28, 2015. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the Ministry of Information Industry clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register
and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the application procedure for audio/video programs transmission license.
On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, as further amended on March 10, 2017, which classified internet audio/video programs into four categories.
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
On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio/Video Program Services to replace the Audio/Video Broadcasting Rules, which became effective as of June 1, 2016 and applies to the provision of radio, TV programs and other audio/video programs to targeted audience on TV and all types of handheld electronic equipment. The Provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television (IPTV), private network mobile TV and Internet TV. Anyone who provides private network and targeted transmission audio/video program services must obtain an audio/video program transmission license, with a term of three years, issued by the SAPPRFT and operate its business pursuant to the scope as provided in such license. FIEs are not allowed to engage in the above referenced business.
On July 1, 2016, the MOC promulgated Notice on Strengthening the Administration of Network Performance, which regulates the behavior of entities operating network performance and performers. Entities operating network performance shall be responsible for the service and content post on their website which are provided by performers, perfect the content management mechanism, and shut down the channel and stop the spreading as soon as realizing any network performance in violation of relevant laws and regulations. Network performers shall be responsible for their performances and shall not perform any program containing violence, pornography, or other similarly prohibited elements. The cultural administration authorities or cultural market enforcement authorities of relevant government supervise entities operating network performance and shall investigate all entities operating network performance in their jurisdiction thoroughly and publish any fine or action results or blacklist in time.

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
In December 2016, the SAPPRFT issued a Notice on Strengthening the Administration of Audio/Video Programs Transmission on Weibo, WeChat and Other Internet Social Networking Platforms, which further clarifies that anyone who operates internet audio/video services through Weibo, WeChat and other internet social networking platforms must obtain an audio/video program transmission license and other licenses as required by laws and regulations and operate its business pursuant to the scope as provided in such license.
On November 18, 2019, the Cyberspace Administration of China, the MCT and the NRTA jointly announced the Provisions on the Administration of Internet Audio and Video Information Services, which became effective as of January 1, 2020. The internet audio and video information services as set forth therein refer to services provision of producing, issuing and disseminating audio and video information to the public through internet websites, apps, and other network platforms. Such provisions reiterate that internet audio and video information services providers shall obtain relevant qualifications required by laws and administrative regulations, and further provides that the systems for users’ registration, information issuance examination and information security management shall be established and enhanced.
On February 9, 2021, the Cyberspace Administration of China and other five departments jointly issued the Guidance Opinions on Strengthening of Administration of Online Live Broadcast, which became effective on the same day. The guidance opinions clarified various regulatory license requirements applicable to online live broadcast platforms, and provided additional compliance requirements on broadcast platform management. As these guidance opinions are not PRC laws or regulations, it may be expected that relevant governmental authority may enact applicable rules and regulations to implement.
On April 23, 2021, the Cyberspace Administration of China and six other departments jointly issued the Administration Measures on Online Live Broadcast Marketing Activities (Trial), which will become effective on May 25, 2021, to strengthen the administration of online live broadcast performance for marketing activities (the “Measures”). Based on the Measures, the online live broadcast marketing platforms shall go through filing procedures and carry out safety assessment in accordance with relevant laws and regulations, and they shall also strengthen the management of online live broadcast marketing accounts, information security, and network and data security, while improving the protection of minors, consumer rights and interests and personal information. Those who violate the Measures and cause damage to others shall bear civil, administrative or criminal liability in accordance with relevant laws and regulations.
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
Regulations on Internet Publication and Cultural Products
The Administrative Measures for Internet Publication Service, or Internet Publication Measures, were jointly promulgated by the SAPPRFT and the MIIT on February 4, 2016 and became effective on March 10, 2016. The Internet Publication Measures superseded the Tentative Measures for Internet Publication Administration, which were jointly promulgated by the NPPA and the Ministry of Information Industry in 2002. The Internet Publication Measures define internet publication service and internet publication item, and publication of internet publication item via the internet requires an internet publishing license. Pursuant to the Internet Publication Measures, online game constitutes an internet publication item and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the PRC. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions
Pursuant to the “negative list”, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment.
On September 28, 2009, the NPPA, the National Copyright Administration and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on Three Aspects of the State Council and the Relevant Interpretations of the State Commission of Public Sector Reform and the Further Strengthening the Administration of the
Pre-examination
and Approval of Online Games and the Approval and Examination of Imported Online Games, or the NPPA Notice. The NPPA Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game networks or platforms that are ultimately controlled or owned by foreign companies. The NPPA Notice provides that the NPPA is responsible for the examination and approval of the import and publication of online games and states that providing downloading services of the online game contents to the public through the internet is considered a publication activity, which is subject to approval from the NPPA. Violations of the NPPA Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
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
In August 2013, the MOC issued the Administration Measures on Content Self-Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content constitute material issues, report to provincial branch of MOC.
Regulations on Anti-fatigue Compliance System and Real-name Registration System
On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or GAPP, the Ministry of Education, the Ministry of Public Security and the Ministry of Information Industry, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
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
On October 25, 2019, the NPPA issued the Notice of Preventing Minors from Being Addicted to Online Games, which reiterates the requirement to implement a real-name registration system by all PRC online game operators. Within two months as of such notice, online game operators are required to have all existing users to complete with the real-name registration for each of their online games account. Moreover, the duration of online games played by minors shall be strictly controlled. From 22:00 to 8:00 the next day, online game operators shall not provide online game services in any form for minors. The duration for an online game operator to provide the minors with online game services shall not exceed three hours per day on any statutory holiday or one and half hours per day on any other day. In addition, online games operators must take effective measures to restrict minors from using paid services that are incompatible with their civil capacity. Failure to comply with the aforesaid requirements may subject the online games operator concerned to taking rectification measures till revocation of relevant licenses.

On October 17, 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio/video, and social networking are required to establish special management systems of user session duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 22:00 to 8:00.
Regulations Relating to Internet Information Services and Content of Internet Information
In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended on January 8, 2011, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative
nature. Our business conducted through our immomo.com website and Momo application involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its illegal income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the MIIT. Our ICP license will expire in January 2022.
According to the Circular on Strengthening the Administration of the Online Show Live Streaming and
E-commerce
Live Streaming issued by the NRTA on November 12, 2020, platforms providing online show live streaming or
e-commerce
live streaming services shall register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to live streaming rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. A platform shall report the number of its live streaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, among others, live broadcasting service providers are not allowed to provide minors under age sixteen with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged sixteen or above to register live broadcasting publisher accounts.

Regulations Relating to Privacy Protection
As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from producing, copying, publishing or distributing information that is insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or illegally providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.
In addition, on May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which will take effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.
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
On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between
Non-resident
Enterprises, or Public Notice 7. Public Notice 7 introduces a new tax regime, and extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident
enterprise income tax. Where a
non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident
enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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
2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2020. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refer to taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales.
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
Copyright
. The National People’s Congress amended the Copyright Law in 2001, 2010 and 2020, which shall be effective as of June 2021. There is a voluntary registration system administered by the Copyright Protection Center of China. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Copyright Administrative Protection Related to the Internet in April 2005. These measures became effective in May 2005. Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, promulgated by the Supreme People’s Court in December 2012 and further revised on December 29, 2020 and took effect on January 1, 2021, stipulate that internet users or internet service providers who provide works, performances or audio/video products, for which others have the right of dissemination through information networks or make these available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

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
The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2020, we had registered 160 software copyrights in China.
Trademark
. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2020, we had 712 registered trademarks and 253 trademark applications in China and the United States.
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
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g.
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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, which has, upon its effective date as of June 1, 2015. This circular provides that, among other things, the foreign-invested company may convert the foreign currency in its capital account into RMB on a “at will” basis and the RMB funds so converted can be used for equity investments provided that equity investment is included in the business scope of such foreign-invested company.
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
Furthermore, SAFE Circular 16 reiterates that the use of capital by domestic enterprises must adhere to the principles of authenticity and self-use
within the business scope of enterprises. The foreign exchange income of capital account and RMB obtained by domestic enterprise from foreign exchange settlement must not be used (i) directly or indirectly for payment beyond the business scope of the enterprises or payment prohibited by relevant laws and regulations; (ii) directly or indirectly for investment in securities and investment in wealth management products except for principal-guaranteed bank wealth management products, unless otherwise explicitly provided; (iii) for extending loans to non-affiliate
enterprises, unless permitted by the scope of business; and/or (iv) for construction or purchase of real estate that is not for self-use,
except for foreign-invested real estate enterprises.
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
non-investment
FIEs and allows the
non-investment
FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing “negative list” and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment
FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.”
According to the Circular on Improving Administration of Foreign Exchange to Support the Development of Foreign-related Business, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance; provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.
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

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers shall be in writing. Furthermore, the employment agencies shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the Labor Contract Law by the company that accepts the dispatched workers . An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a five-day
paid vacation, those whose service period ranges from 10 to 20 years is entitled to a
10-day
paid vacation, and those who has served for more than 20 years is entitled to a
15-day
paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.
Pursuant to the Social Insurance Law of the PRC, effective in 2011, as amended in 2018, basic pension insurance, basic medical insurance, occupational injury insurance, maternity insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019 respectively, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.
According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made by housing fund management centers to a local court for compulsory enforcement.
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
We have completed the foreign exchange registration of PRC resident shareholders for Mr. Yan Tang, Mr. Yong Li, Mr. Zhiwei Li, and Mr. Xiaoliang Lei with respect to our financings and share transfer.
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
SAFE Regulations on Employee Share Options
Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC
citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us.
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

Notes:
(1)
We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, each of whom holds 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. Except for Zhiwei Li and Xiaoliang Lei, the shareholders of Beijing Momo are our shareholders and directors.

(2)	Ningbo Hongyi Equity Investment L.P. is a limited partnership organized in September 2015. We invested in it and became a limited partner starting from February 2018.
(3)	We exercise effective control over Tantan Culture through contractual arrangements among Tantan Technology (Beijing) Co., Ltd., or Tantan Technology, Tantan Culture and Beijing Momo.
(4)
We exercise effective control over Hainan Miaoka through contractual arrangements among Beijing Yiliulinger, Hainan Miaoka and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Miaoka, respectively. The shareholders of Hainan Miaoka are our directors or officers.

(5)
We exercise effective control over Hainan Yilingliuer, through contractual arrangements among Beijing Yiliulinger, Hainan Yilingliuer and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Yilingliuer, respectively. The shareholders of Hainan Yilingliuer are our directors or officers.

(6)
Beijing Top Maker was established in March 2019, and changed to its current name in March 2021. We exercise effective control over Beijing Top Maker through contractual arrangements among Beijing Top Maker, Beijing Momo Information Technology Co., Ltd, and Messrs. Kuan He and Luyu Fan, each of whom holds 99% and 1% of the equity interest in Beijing Top Maker ,respectively.

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

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders
PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Top Maker, Tianjin QOOL Media , Beijing Perfect Match and SpaceTime Beijing. Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and their respective shareholders. Beijing Yiliulinger, a wholly owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Top Maker, Tianjin QOOL Media, Beijing Perfect Match and SpaceTime Beijing are all of our consolidated affiliated entities.
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
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Beijing Fancy Reader, Tianjin QOOL Media, Beijing Perfect Match and SpaceTime Beijing. The contractual arrangements entered into by our other PRC subsidiaries with our other consolidated affiliated entities and their respective shareholders contain substantially the same terms as described below.

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
Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 42,553 square meters of office space in Beijing, Chengdu, Tianjin, Haikou, Guangzhou and Kuala Lumpur as of March 31, 2021. These leases vary in duration from one year to five years.
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

Our revenues are driven by the number of our paying users and average revenue per paying user for the various services we offer to users, including live video service and value-added service. For 2020, we generated our revenues primarily from live video service, value-added service and mobile marketing. The numbers of Momo MAUs, quarterly paying users for our live video service and value-added services on our Momo application, without double counting the overlap (Momo Paying Users), and the numbers of quarterly paying users on our Tantan application (Tantan Paying Users) are presented by the charts below for the periods indicated. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses.

User Engagement
. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.
Monetization
. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed
marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. In 2018, we produced a television program. Our live video service currently contributes to the largest share of our revenues, generating 64.1% of our net revenues in 2020. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.
Investment in Technology Infrastructure and Talent
. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.
Our employee headcount has increased significantly as our business has grown and we expect this trend to continue for the foreseeable future. The number of our employees increased from 2,147 as of December 31, 2018 to 2,350 as of December 31, 2019 and further to 2,394 as of December 31, 2020. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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
United States
Our subsidiaries incorporated in the United States are subject to state income tax and federal income tax. As our U.S. subsidiaries did not have any taxable income, no income tax expense was provided for in the year ended December 31, 2020.
Hong Kong
Our subsidiaries domiciled in Hong Kong are subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
income tax rate. In 2018 and 2019, no provision for Hong Kong tax was made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income. In 2020, Momo HK received special dividends of RMB2,200 million. Withholding taxes of RMB220 million in connection with the dividends were fully paid during the years ended December 31, 2020.
Singapore
Our subsidiary domiciled in Singapore is subject to tax rate of 17% on its taxable income.

People’s Republic of China
Pursuant to the EIT Law, which became effective on January 1, 2008, FIEs and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT qualified as a software enterprise. As such, Beijing Momo IT was exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Beijing Momo IT applied for the qualification of Key Software Enterprise (“KSE”) for calendar year 2019 and was approved in 2020. Therefore, Beijing Momo IT was entitled to a preferential tax rate of 10% for the year 2019. Going forward, Beijing Momo IT will apply for KSE every year. If Beijing Momo IT does not meet the requirements of KSE, it will be entitled to a preferential tax rate of 15% as a high and new technology enterprise. Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate applicable to it was 15% in 2015, 2016 and 2017. According to No. 23 announcement of the SAT of PRC in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2018, 2019 and 2020. In July 2019, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2021. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25% for the year ended December 31, 2020.
We have recognized income tax expense of RMB699.6 million, RMB883.8 million and RMB755.6 million (US$115.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.
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
2 of the Provisional Regulations on Value Added Tax of the PRC as of December 31, 2020. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing PRC tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refers to a taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.
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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	13,408,421	100.0	17,015,089	100.0	15,024,188	100.0
Live video service	10,709,491	79.9	12,448,131	73.2	9,637,579	64.1
Value-added service	1,883,150	14.0	4,105,963	24.1	5,112,182	34.0
Mobile marketing services	500,321	3.7	331,822	2.0	198,197	1.4
Mobile games	130,392	1.0	92,451	0.5	39,564	0.3
Other services	185,067	1.4	36,722	0.2	36,666	0.2
Cost and expenses
Cost of revenues	(7,182,897)	(53.6)	(8,492,096)	(49.9)	(7,976,781)	(53.1)
Research and development expenses	(760,644)	(5.7)	(1,095,031)	(6.4)	(1,167,677)	(7.8)
Sales and marketing expenses	(1,812,262)	(13.5)	(2,690,824)	(15.8)	(2,813,922)	(18.7)
General and administrative expenses	(640,023)	(4.8)	(1,527,282)	(9.0)	(763,150)	(5.1)

Total cost and expenses	(10,395,826)	(77.6)	(13,805,233)	(81.1)	(12,721,530)	(84.7)

Other operating income	253,697	1.9	344,843	2.0	228,777	1.5
Income from operations	3,266,292	24.4	3,554,699	20.9	2,531,435	16.8
Interest income	272,946	2.0	407,542	2.4	444,471	3.0
Interest expense	(56,503)	(0.4)	(78,611)	(0.5)	(78,872)	(0.5)
Other gain or loss, net	(43,200)	(0.3)	(15,711)	(0.1)	1,500	0.0

Income before income tax and share of income on equity method investments	3,439,535	25.7	3,867,919	22.7	2,898,534	19.3
Income tax expense	(699,648)	(5.2)	(883,801)	(5.2)	(755,620)	(5.0)

Income before share of income on equity method investments	2,739,887	20.4	2,984,118	17.5	2,142,914	14.3
Share of income (loss) on equity method investments	48,660	0.4	(23,350)	(0.1)	(42,522)	(0.3)

Net income	2,788,547	20.9	2,960,768	17.4	2,100,392	14.0

Comparison of the Years Ended December 31, 2018, 2019 and 2020
Net revenues
We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from self-developed mobile games and licensed mobile game. Net revenues increased from RMB13,408.4 million in 2018 to RMB17,015.1 million in 2019, primarily driven by the significant increase in net revenues from live video service and value-added service. Net revenues then decreased to RMB15,024.2 million (US$2,302.6 million) in 2020, primarily driven by the decrease in net revenues from live video service as a result of the negative impact from the
COVID-19
pandemic during the first half of 2020 and a structural reform in the second half of the year. The structural reform was used to revive the long tail content ecosystem and to make sure that live video service business will continue to grow healthily in the new external environment. The structural reform involved a series of product and operational efforts targeting many different areas within the live video service business, and mainly included making adjustments to certain interactive features and related operational policies, and holding a series of promotional events to revive the long tail content ecosystem.
Live video service
We started to offer live video services on our Momo platform in September 2015 and on our Tantan platform in early 2020. We generate revenues when users purchase and send in-show
virtual items to broadcasters.

2020 compared to 2019
. Our live video service revenues decreased from RMB12,448.1 million in 2019 to RMB9,637.6 million (US$1,477.0 million) in 2020, primarily due to (i) our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem and to a lesser extent, (ii) the impact of
COVID-19
adversely affecting the sentiment of our paying users, especially among the top paying users. The decrease was partially offset by the growth from Tantan’s live video service business, for which revenue amounted to RMB998.8 million in 2020.
2019 compared to 2018
. Our live video service revenues increased from RMB10,709.5 million in 2018 to RMB12,448.1 million in 2019, primarily due to the increase in the average revenues per paying user resulting from our effective growth strategy to apply different products and operational efforts for different cohorts of users, provide better paying experience to paying users, and improve users’ willingness to pay for live video service.
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
2020 compared to 2019
. Revenues from our value-added service increased by 24.5% to RMB5,112.2 million (US$783.5 million) in 2020 from RMB4,106.0 million in 2019, primarily attributable to the continued growth of the virtual gift business on our Momo application and to a lesser extent, the growth of the membership business on our Tantan mobile application, driven by more innovative products launched and operational efforts, and more paying scenarios introduced to enhance the social entertainment experience of Momo users. For example, we continued to introduce new moderated show into the chatroom experience and brought interactive gifts into the audio and video social entertainment experiences to drive revenue and engagements in the chatrooms.
2019 compared to 2018
. Revenues from our value-added service increased by 118.0% to RMB4,106.0 million in 2019 from RMB1,883.2 million in 2018, primarily attributable to the continuous growth of the virtual gift business on our Momo mobile application driven by more functions launched and more paying scenarios introduced to enhance the social experience of Momo users, and to a lesser extent, the increase in the membership subscription revenues of Tantan in the whole fiscal year of 2019 compared to its membership subscription revenues in the period from June to December 2018.
Mobile marketing services
Our mobile marketing services currently include
in-feed
marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.
2020 compared to 2019
. Mobile marketing services revenues decreased by 40.3% to RMB198.2 million (US$30.4 million) in 2020 from RMB331.8 million in 2019, primarily due to the decreased demand from our advertising and marketing customers as well as our strategy to underweight this revenue segment in terms of resource allocation.
2019 compared to 2018
. Mobile marketing services revenues decreased by 33.7% to RMB331.8 million in 2019 from RMB500.3 million in 2018, primarily due to the decrease of our advertising and marketing customer demands and the decrease in advertisement properties on Momo’s platform.
Mobile games
As of December 31, 2020, we had self-developed mobile game and licensed mobile game. Our revenues from mobile games depend on the number of paying users.
2020 compared to 2019
. Our mobile games revenues decreased by 57.2% to RMB39.6 million (US$6.1 million) in 2020 from RMB92.5 million in 2019, primarily due to the decrease in our paying users of mobile games.
2019 compared to 2018
. Our mobile games revenues decreased by 29.1% to RMB92.5 million in 2019 from RMB130.4 million in 2018, primarily due to the decrease in our paying users of mobile games.

Other services
Our other services mainly include television content production service, film and television series investment and distribution promotion business, and music service.
2020 compared to 2019
. Other services revenues was RMB36.7 million (US$5.6 million) in 2020, which remained flat compared with RMB36.7 million in 2019.
2019 compared to 2018
. Other services revenues decreased to RMB36.7 million in 2019 from RMB185.1 million in 2018, primarily attributable to revenues of RMB169.6 million generated from advertisement revenue sharing upon broadcasting of a co-produced
TV variety show in 2018, while we did not produce similar TV variety shows in 2019.
Cost and expenses
Cost of revenues
Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, production costs in connection with television content, commission fees, bandwidth costs, labor costs, depreciation and other costs.
Revenue sharing primarily includes payments to broadcasters and talent agencies for our live video service and virtual gift recipients for our virtual gift service. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video service, value-added service, and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. Other costs mainly consist of office rental expenses and professional fees related to live video service. We expect our cost of revenues to increase in the future as we continue to expand our services, as well as to enhance the capability and reliability of our infrastructure to support user growth and increased activity on our platform.
The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	5,701,563	79.4	7,153,655	84.2	6,630,538	83.1
Commission fees	278,528	3.9	369,549	4.4	362,831	4.6
Bandwidth costs	303,507	4.2	364,695	4.3	308,664	3.9
Production cost in connection with television content	429,215	6.0	—	—	—	—
Labor costs	176,461	2.5	244,182	2.9	306,577	3.8
Depreciation and amortization	140,621	2.0	209,388	2.5	211,779	2.7
Other costs	153,002	2.0	150,627	1.7	156,392	1.9

Total cost of revenues	7,182,897	100.0	8,492,096	100.0	7,976,781	100.0

2020 compared to 2019
. Our cost of revenues decreased from RMB8,492.1 million in 2019 to RMB7,976.8 million (US$1,222.5 million) in 2020. The decrease was primarily due to a RMB523.1 million (US$80.2 million) decrease in revenue sharing from a decrease in live video service revenue, partially offset by an increase in revenue sharing from an increase in virtual gift service revenue, a RMB56.0 million (US$8.6 million) decrease in bandwidth costs due to a lower volume of live video service provided during 2020, and a RMB6.7 million (US$1.0 million) decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels, partially offset by a RMB62.4 million (US$9.6 million) increase in labor costs resulting from an increase in the number of employees involved in the operations of our Tantan platform.

2019 compared to 2018
. Our cost of revenues increased from RMB7,182.9 million in 2018 to RMB8,492.1 million in 2019. The increase was primarily due to a RMB1,452.1 million increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue, a RMB91.0 million increase in commission fees paid to payment channels due to a higher volume of cash collection through such channels, a RMB68.8 million increase in depreciation and amortization costs, a RMB61.2 million increase in bandwidth costs due to a larger scale of live video services, value-added services, social games as well as other video- and audio-based interactive functions, a RMB67.7 million increase in labor costs resulting from an increase in the number of employees involved in the operations of our Momo and Tantan platforms, partially offset by a RMB429.2 million decrease in the production costs in connection with television content.
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
2020 compared to 2019
. Our research and development expenses increased by 6.6% from RMB1,095.0 million in 2019 to RMB1,167.7 million (US$179.0 million) in 2020. This increase was primarily due to a RMB82.0 million (US$12.6 million) increase in salaries and benefits for research and development personnel, partially offset by a RMB22.9 million (US$3.5 million) decrease in technology service fee provided by third-party vendors. Our research and development headcount increased from 1,356 as of December 31, 2019 to 1,367 as of December 31, 2020.
2019 compared to 2018
. Our research and development expenses increased by 44.0% from RMB760.6 million in 2018 to RMB1,095.0 million in 2019. This increase was primarily due to a RMB281.5 million increase in salaries and benefits for research and development personnel. Our research and development headcount increased from 1,172 as of December 31, 2018 to 1,356 as of December 31, 2019.
Sales and marketing expenses
Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness, attract new users and promote our new services.
2020 compared to 2019
. Our sales and marketing expenses increased by 4.6% from RMB2,690.8 million in 2019 to RMB2,813.9 million (US$431.3 million) in 2020, primarily due to a RMB295.5 million (US$45.3 million) increase in marketing and promotional expenses to attract users to both Momo and Tantan platforms, expand Tantan’s business in overseas markets, and promote our new applications, partially offset by a RMB120.3 million (US$18.4 million) decrease in salaries and benefits for our sales and marketing personnel, primarily driven by the reduction of sales and marketing human resource input.
2019 compared to 2018
. Our sales and marketing expenses increased by 48.5% from RMB1,812.3 million in 2018 to RMB2,690.8 million in 2019, primarily due to a RMB723.8 million increase in marketing and promotional expenses to attract users to both Momo and Tantan platforms, expand Tantan’s business in overseas markets, and promote our new broadcasters by an internet variety show for our live video service, a RMB120.6 million increase in salaries and other benefits for our sales and marketing personnel, and a RMB29.4 million increase in amortization expenses related to intangible assets from business acquisitions.
General and administrative expenses
General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses.

2020 compared to 2019
. Our general and administrative expenses decreased from RMB1,527.3 million in 2019 to RMB763.2 million (US$117.0 million) in 2020. This decrease was primarily due to a decrease in share-based compensation expenses of RMB687.4 million (US$105.4 million), primarily because a large number of options granted to Tantan’s founders were vested during 2019.
2019 compared to 2018
. Our general and administrative expenses increased from RMB640.0 million in 2018 to RMB1,527.3 million in 2019. This increase was primarily due to an increase in personnel related costs including share-based compensation expenses, especially the share-based compensation expenses of RMB791.0 million charged from the options granted to Tantan’s founders as the related share options were vested during the year given the necessary performance conditions were satisfied.
Net income
2020 compared to 2019
. Primarily as a result of the foregoing, our net income decreased from RMB2,960.8 million in 2019 to RMB2,100.4 million (US$321.9 million) in 2020.
2019 compared to 2018
. Primarily as a result of the foregoing, our net income increased from RMB2,788.5 million in 2018 to RMB2,960.8 million in 2019.
Segment Revenues
The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2018		2019			2020
	RMB	YoY%	RMB	YoY%		RMB	US$	YoY%
	(in thousands, except percentages)
Revenues:
Momo	12,812,421	44	15,740,815	23		12,631,119	1,935,804	(20)
Tantan	417,998	N/A	1,259,906	not comparable	(1)	2,368,314	362,960	88
QOOL	178,002	11,259	14,368	(92)		24,755	3,794	72

Note:
(1)	After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the revenue for 2018 only includes seven months of operations.
Momo
2020 compared to 2019
. Momo revenues decreased from RMB15,740.8 million in 2019 to RMB12,631.1 million (US$1,935.8 million) in 2020, primarily driven by the decrease of RMB3.809.3 million in net revenues from live video service as a result of our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem, and to a lesser extent, the negative impact from the
COVID-19
pandemic on our live video service, which was partially offset by the increase of RMB896.6 million in net revenues from value-added service.
2019 compared to 2018
. Momo revenues increased from RMB12,812.4 million in 2018 to RMB15,740.8 million in 2019, primarily driven by the significant increase in net revenues from live video service and value-added service.
Tantan
Tantan revenues grew from RMB1,259.9 million in 2019 to RMB2,368.3 million (US$363.0 million) in 2020, which was mainly driven by an increase in its live video service revenues, and the revenue growth has been accelerating since April 2020. After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. Tantan revenues after such consolidation in 2018 was RMB418.0 million, which mainly included value-added service revenues.
QOOL
2020 compared to 2019
. QOOL revenues grew from RMB14.4 million in 2019 to RMB24.8 million (US$3.8 million) in 2020, mainly as a result of more services rendered in respect of music production and copyright permission in 2020.

2019 compared to 2018
. QOOL revenues decreased from RMB178.0 million in 2018 to RMB14.4 million in 2019. This decrease was mainly attributable to revenues of RMB169.6 million generated from advertisement revenue sharing upon broadcasting of one produced television program in 2018, which did not generate revenues in 2019.
Segment Cost and Expenses
The following table sets forth our costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2018		2019			2020
	RMB	YoY%	RMB	YoY%		RMB	US$	YoY%
	(in thousands, except percentages)
Cost and Expenses:
Momo	8,928,568	35	11,025,551	23		9,829,243	1,506,397	(11)
Tantan	963,486	N/A	2,727,259	not comparable	(1)	2,844,395	435,923	4
QOOL	503,772	3,536	52,423	(90)		47,892	7,339	(9)

Note:
(1)	After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the costs and expenses for 2018 only includes seven months of operations.
Momo
Cost and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.
Cost of revenues
2020 compared to 2019
. The cost of revenues of Momo decreased by 14.9% from RMB8,065.3 million in 2019 to RMB6,865.8 million (US$1,052.2 million) in 2020, primarily due to a decrease in revenue sharing from a decrease in live video service revenue, which was partially offset by the increase in revenue sharing from the increase in value-added service revenue.
2019 compared to 2018
. The cost of revenues of Momo increased by 22.7% from RMB6,573.0 million in 2018 to RMB8,065.3 million in 2019, primarily due to an increase in revenue sharing from an increase in live video service revenue and virtual gift service revenue.
Research and development expense
2020 compared to 2019
. The research and development expenses of Momo increased by 5.9% from RMB797.5 million in 2019 to RMB844.8 million (US$129.5 million) in 2020, primarily due to an increase in salaries and benefits for research and development personnel.
2019 compared to 2018
. The research and development expenses of Momo increased by 29.9% from RMB614.1 million in 2018 to RMB797.5 million in 2019, primarily due to an increase in salaries and benefits for research and development personnel.
Sales and marketing expenses
2020 compared to 2019
. The sales and marketing expenses of Momo decreased by 4.4% from RMB1,521.5 million in 2019 to RMB1,454.1 million (US$222.9 million) in 2020, primarily due to a decrease of RMB106.6 million in the salaries and benefits for sales and marketing personnel due to less bonus and less shared-based compensation charged in 2020, and partially offset by an increase of RMB88.5 million in marketing and promotional expenses to attract users to Momo platform.
2019 compared to 2018
. The sales and marketing expenses of Momo increased by 19.9% from RMB1,269.5 million in 2018 to RMB1,521.5 million in 2019, primarily due to an increase in marketing and promotional expenses to attract users and promote our live video service, and an increase in salaries and benefits including share-based compensation expense for our sales and marketing personnel.

General and administrative expense
2020 compared to 2019
. The general and administrative expenses of Momo increased by 3.6% from RMB641.3 million in 2019 to RMB664.5 million (US$101.8 million) in 2020, primarily due to an increase of RMB43.0 million in personnel related costs including share-based compensation expenses and an increase of RMB32.0 million in impairment loss of a loan to a third-party entity, partially offset by a decrease of RMB17.7 million in donation.
2019 compared to 2018
. The general and administrative expenses of Momo increased by 35.8% from RMB472.0 million in 2018 to RMB641.3 million in 2019, primarily due to an increase in personnel related costs including share-based compensation expenses.
Tantan
Cost and expenses of Tantan mainly consist of marketing and promotion expenses, labor costs, revenue sharing, commission fees, depreciation and other costs.
Cost of revenues
. The cost of revenues of Tantan increased by 161.9% from RMB415.7 million in 2019 to RMB1,088.8 million (US$166.9 million) in 2020, which was primarily driven by an increase in revenue sharing from the growth of its live video service business. The cost of revenues of Tantan in 2018 after we consolidated Tantan’s financial information was RMB174.9 million.
Research and development expenses
. The research and development expenses of Tantan grew by 8.5% from RMB297.6 million to RMB322.9 million (US$49.5 million) in 2020, which was primarily driven by an increase in salaries and benefits for research and development personnel. The research and development expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB146.6 million.
Sales and marketing expenses
. The sales and marketing expenses of Tantan grew by 16.9% from RMB1,162.9 million in 2019 to RMB1,359.7 million (US$208.4 million) in 2020, which was primarily driven by increased spending to acquire more users and drive traffic to our mobile applications. The sales and marketing expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB520.1 million.
General and administrative expenses
. The general and administrative expenses of Tantan decreased 91.4% from RMB851.1 million in 2019 to RMB73.0 million (US$11.2 million) in 2020, which was mainly due to a substantial decrease in share-based compensation expense driven by the relatively low volume of vested options during 2020 compared to 2019, when the options granted to Tantan’s founders were vested during the year. The general and administrative expenses of Tantan in 2018 after we consolidated Tantan’s financial information was RMB121.9 million.
QOOL
Cost and expenses of QOOL mainly consist of production costs in connection with television content and film music, and staff related costs.
Cost of revenues
2020 compared to 2019
. The cost of revenues of QOOL were RMB22.1 million (US$3.4 million) in 2020, and RMB11.1 million in 2019, which consisted primarily of production costs in connection with television content and film music.
2019 compared to 2018
. The cost of revenues of QOOL were RMB11.1 million in 2019, and RMB435.1 million in 2018, which consisted primarily of production costs in connection with our television content; we had no television content produced in 2019.
Sales and marketing expenses
2020 compared to 2019
. The sales and marketing expenses of QOOL were RMB90,000 (US$13,800) in 2020, and RMB6.4 million in 2019.
2019 compared to 2018
. The sales and marketing expenses of QOOL were RMB6.4 million in 2019, and RMB22.6 million in 2018, which consisted primarily of television content-related promotional marketing expenses; we had no television content-related promotional marketing expenses in 2019.

General and administrative expenses
2020 compared to 2019
. The general and administrative expenses of QOOL were RMB25.7 million (US$3.9 million) in 2020, and RMB34.9 million in 2019, which consisted primarily of personnel related costs.
2019 compared to 2018
. The general and administrative expenses of QOOL were RMB34.9 million in 2019, and RMB46.1 million in 2018, which consisted primarily of personnel related costs.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
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
Revenue Recognition
We principally derive our revenues from live video service, value-added service, mobile marketing services, mobile games, and other services. We recognize revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that expects to receive in exchange for those goods or services. We applied the five steps method outlined in ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
For the years ended December 31, 2018, 2019 and 2020, our revenue is reported net of discount, value added tax and surcharges.
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
in-game
purchase.
Other Services
. Revenues from other services mainly consisted of music service, film distribution service and film promotion service.
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
We recorded impairment losses of RMB nil, RMB nil and RMB nil for long-lived assets other than goodwill for the years ended December 31, 2018, 2019 and 2020, respectively.
Impairment of Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.
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
Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Specifically, the discount cash flow methodology included a weighted average cost of capital of 20% and a terminal value growth rate of 3% as of December 31, 2020. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.
In order to test goodwill for impairment, we first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is performed.

Prior to January 1, 2020, in performing the
two-step
quantitative impairment test, the first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill was determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities was the implied fair value of goodwill. An impairment loss was recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Starting from January 1, 2020, we adopted No. 2017-04: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.
We recorded RMB nil, RMB nil and RMB nil impairment losses on goodwill during the years ended December 31, 2018, 2019 and 2020, respectively. We did not have goodwill at any of our reporting units that are at risk of impairment as of December 31, 2019 and 2020.
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
Equity securities without readily determinable fair value
We account for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”)
2016-01,
Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

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
We recorded impairment losses of RMB43.2 million, RMB15.7 million and RMB10.5 million (US$1.6 million) for long-term investments during the years ended December 31, 2018, 2019 and 2020, respectively.
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
The estimated fair value of the ordinary shares of Tantan underlying the options as of respective grant dates and each period-end date was determined based on a contemporaneous valuation, which used our best estimates for projected cash flows as of each valuation date. The projected cashflow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value.

Recent Accounting Pronouncements
A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources
As of December 31, 2020, we have financed our operations primarily through net cash provided by operating activities, as well as the issuance of equity and convertible note securities. As of December 31, 2018, 2019 and 2020, we had RMB2,468.0 million, RMB2,612.7 million and RMB3,363.9 million (US$515.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.
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
In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiaries currently have in place with our consolidated affiliated entities in a way that could materially and adversely affect the ability of our PRC subsidiaries to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside 10% of its accumulated after-tax
profits each year, if any, to fund a statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. If the statutory common reserve fund is not sufficient to make up its losses in previous years (if any), our PRC subsidiaries shall use the profits of the current year to make up the losses before accruing such statutory common reserve fund. At the discretion of the shareholders of our PRC subsidiaries, they may, after accruing the statutory common reserve fund, allocate a portion of their after-tax
profits based on PRC accounting standards to discretionary common reserve fund. The statutory common reserve fund and the discretionary common reserve fund cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in
capital of our PRC subsidiaries, consolidated affiliated entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.
As a result, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2020, the amount of the restricted net assets, which represents registered capital and additional paid-in
capital cumulative appropriations made to statutory reserves, was RMB1,475.6 million (US$226.1 million). As of December 31, 2020, we held cash and cash equivalents of RMB822.0 million (US$126.0 million) in aggregate outside of the PRC and RMB2,541.9 million (US$389.6 million) in aggregate in the PRC, of which RMB2,541.8 million (US$389.5 million) was denominated in RMB and RMB128,884 (US$19,752) was denominated in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiaries held cash and cash equivalents in the amount of RMB1,230.2 million (US$188.5 million), and our consolidated affiliated entities and their subsidiaries held cash and cash equivalents in the amount of RMB1,311.7 million (US201.0 million).

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
Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB167.0 million, RMB214.3 million and RMB209.9 million (US$32.2 million) in 2018, 2019 and 2020, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in RMB thousands)
Net cash provided by operating activities	3,327,718	5,448,886	3,080,889
Net cash used in investing activities	(10,034,004)	(4,029,919)	(748,466)
Net cash provided by (used in) financing activities	4,687,951	(1,273,780)	(1,498,150)
Effect of exchange rate changes	24,175	(478)	(80,944)
Net (decrease) increase in cash and cash equivalents	(1,994,160)	144,709	753,329
Cash and cash equivalents at beginning of period	4,462,194	2,468,034	2,612,743
Cash and cash equivalents and restricted cash at end of period	2,468,034	2,612,743	3,366,072
Anticipated Use of Cash
We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have. On March 12, 2019, we declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, we declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, we declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The aggregate amount of cash dividends to be paid is approximately US$132 million, which will be funded by surplus cash on our balance sheet.

Operating Activities
Net cash provided by operating activities amounted to RMB3,080.9 million (US$472.2 million) in 2020, which was primarily attributable to a net income of RMB2,100.4 million (US$321.9 million), adjusted for non-cash
items of RMB1,126.2 million (US$172.6 million) and an increase of RMB145.7 million (US$22.3 million) in working capital. The non-cash
items primarily include RMB678.7 million (US$104.0 million) in share-based compensation expenses, RMB209.0 million (US$32.0 million) in depreciation of property and equipment and RMB157.3 million (US$24.1 million) in amortization of intangible assets. The increase in working capital was primarily attributable to an increase in other non-current
assets of RMB138.5 million (US$21.2 million), a decrease in accrued expenses and other current liabilities of RMB120.4 million (US$18.4 million), and an increase in prepaid expenses and other current assets of RMB59.1 million (US$9.1 million), partially offset by an increase in other non-current
liabilities of RMB85.1 million (US$13.0 million), an increase income tax payable of RMB82.5 million (US$12.6 million), and a decrease in accounts receivable of RMB52.2 million (US$8.0 million). The increase in other non-current
assets was mainly attributable to (i) an increase in
right-of-use
assets mainly due to new lease contracts for internet data center facilities and one of our major office, and (ii) an increase in accumulated cost of films in the process of production or in the state of being unreleased. The decrease in accrued expenses and other current liabilities was mainly attributable to (i) a decrease in payroll and welfare payable due to decreased bonus, and (ii) a decrease in marketing promotional fees payable. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in deposits at a third-party broker for repurchase of ordinary shares, and (ii) an increase in customer payment through third-party payment channels and cash deposited at third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their shared revenue, partially offset by a decrease in VAT input, mainly due to less revenue sharing with talent agencies. The increase in other non-current
liabilities was mainly attributable to an increase in lease liabilities due in over one year. The increase in income tax payable was mainly attributable to a higher preferential tax rate to which one of our major profit generating entities is entitled for the year 2020. The decrease in accounts receivable was mainly attributable to a decrease in revenue from live video, mobile marketing and other services.
Net cash provided by operating activities amounted to RMB5,448.9 million in 2019, which was primarily attributable to a net income of RMB2,960.8 million, adjusted for non-cash
items of RMB1,815.3 million and a decrease of RMB672.8 million in working capital. The non-cash
items primarily include RMB1,408.2 million in share-based compensation expenses, RMB198.2 million in depreciation of property and equipment and RMB158.0 million in amortization of intangible assets. The decrease in working capital was primarily attributable to a decrease in accounts receivable of RMB442.2 million, an increase in accrued expenses and other current liabilities of RMB212.3 million, an increase in deferred revenue of RMB61.6 million, an increase in accounts payable of RMB52.2 million, and a decrease in prepaid expense and other current assets of RMB26.4 million, partially offset by decrease in amount due to related parties of RMB53.0 million. The decrease in accounts receivable was mainly attributable to the cash collection of the shared revenue from the distributor of our television content. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in marketing promotional fees payable, (ii) an increase in payroll and welfare payable due to increased salaries and bonus and increased headcount and (iii) an increase in accrued service fee mainly due to Tantan’s increased demand in technical support. The increase in deferred revenue was mainly attributable to the increase in Tantan’s membership subscription revenue. The increase in accounts payable was mainly attributable to an increase in revenue-sharing payable to live broadcasters, talent agencies and virtual gift recipients. The decrease in prepaid expense and other current asset was mainly attributable to (i) a decrease in customer payment to our account through third-party payment channels and cash deposited at third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their shared revenue and (ii) a decrease in advance payment made to suppliers for advertising fees, partially offset by (i) an increase of a corporate lending receivable balance, which is a loan to a third-party entity and (ii) an increase of VAT input, mainly due to larger purchase of goods or other services, property and equipment and advertising activities. The decrease in amount due to related parties was mainly attributable to payment of the special dividend declared to certain of our ordinary shareholders in April 2014.
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

Investing Activities
Net cash used in investing activities amounted to RMB748.5 million (US$114.7 million) in 2020, which was primarily due to the purchase of long term deposits and short-term deposits, payment for short-term investments, purchase of servers, computers and other office equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of short-term deposits and from sales of short-term and long-term investments.
Net cash used in investing activities amounted to RMB4,029.9 million in 2019, which was primarily due to the purchase of short-term deposits, payment for short-term investments, purchase of long-term deposits, purchase of servers, computers and other office equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of short-term deposits and from sales of short-term investments.
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
Financing Activities
Net cash used in financing activities amounted to RMB1,498.2 million (US$229.6 million) in 2020, which was primarily attributable to payment of our declared special cash dividend, and repurchase of our ordinary shares and our subsidiary’s share options.
Net cash used in financing activities amounted to RMB1,273.8 million in 2019, which was primarily attributable to payment of our declared special cash dividend, deferred payment for our business acquisition of Tantan and deferred payment for purchase of servers, computers and other office equipment.
Net cash generated from financing activities amounted to RMB4,688.0 million in 2018, which was primarily attributable to cash received from issuance of convertible notes and a bank loan, partially offset by cash repayment of the bank loan.
Holding Company Structure
Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside 10% of their after-tax
profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were RMB1,475.6 million (US$226.1 million) as of December 31, 2020.
Capital Expenditures
Our capital expenditures amounted to RMB251.4 million, RMB203.6 million and RMB124.1 million (US$19.0 million) in 2018, 2019 and 2020, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development
We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, as well as the design and development of games that are suitable for publishing on our own platform. We have a large team of engineers and developers, which accounted for approximately 57% of our employees as of December 31, 2020. Most of our engineers and developers are based in our headquarters in Beijing.
For the three years ended December 31, 2018, 2019 and 2020, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB760.6 million, RMB1,095.0 million and RMB 1,167.7 million (US$179.0 million), respectively. For the year ended December 31, 2020, our research and development expenditures represented 7.8% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel, depreciation and office rental fees. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

		Years ending December 31,
	Total	2021	2022	2023 and thereafter
	(RMB in thousands)
Convertible senior note obligations (1)	4,996,723	59,133	59,133	4,878,457
Operating lease obligations (2)	281,162	135,107	101,646	44,409

Notes:

(1)
Including estimated interest payments of RMB266.1 million in total (RMB59.1 million, RMB59.1 million and RMB147.9 million over the periods of less than one year, one to two years, and more than two years from December 31, 2020, respectively) and principal payments of RMB4,730.6 million, with the principal of the convertible senior note to be due in 2025. Please see “Convertible Senior Notes” under Note 10 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

(2)
Operating lease obligations represent our obligations for leasing internet data center facilities and office spaces, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 11 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

Other than the convertible senior note and operating lease obligations shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Information.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	42	Executive Chairman
Li Wang	37	Director, President and Chief Executive Officer
Yong Li	46	Independent Director
David Ying Zhang	47	Director
Benson Bing Chung Tam	57	Independent Director
Dave Daqing Qi	57	Independent Director
Yongming Wu	46	Independent Director
Jonathan Xiaosong Zhang	57	Chief Financial Officer
Chunlai Wang	34	Chief Technology Officer
Mr.
 Yan Tang
is our
co-founder
and has served as the executive chairman of our board of directors since November 2020 and as our director since our inception in July 2011. Mr. Tang was appointed to be the chairman of our board of directors in November 2014 and was our chief executive officer until October 2020. Prior to founding our company, from 2003 to 2011, Mr. Tang worked at NetEase, Inc. (Nasdaq: NTES), or NetEase, initially as editor and later editor-in-chief.
Mr. Tang was named by Fortune Magazine as one of its “40 Under 40,” a list of the most powerful, influential and important business elites under the age of 40, in October 2014. Mr. Tang received his bachelor of science degree from Chengdu University of Technology in China in 2000.
Mr.
 Li Wang
has served as our chief executive officer since November 2020, as our president since April 2018, and as our director since November 2017. He was also our chief operating officer between June 2014 and November 2020. Mr. Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up
education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.
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

Mr.
 David Ying Zhang
has been our director since April 2012. Mr. Zhang
co-founded
Matrix Partners China in 2008 and is currently a managing partner there, where he is responsible for firm strategies and investments.
At present, Matrix has invested in more than 700 companies, including notably Momo (Nasdaq: MOMO), Li Auto (Nasdaq: LI), KE Holdings (NYSE: BEKE), Cheetah (NYSE: CMCM), Bona Films (Nasdaq: BONA) and 21ViaNet (Nasdaq: VNET), and it adds 70 to 80 new investments every year. In 2002, Mr. Zhang established and has since expanded WI Harper Group’s Beijing operations and co-managed
its China portfolios. Prior to joining WI Harper Group, Mr. Zhang worked at Salomon Smith Barney, where he was responsible for analyzing, structuring and marketing companies in the internet, software and semiconductor sectors. Before then, Mr. Zhang worked at ABN AMRO Capital as a senior venture associate. Mr. Zhang received master of science degree in biotechnology and business from Northwestern University in 1999 and bachelor of science degree in clinical science with minor in chemistry from California State University in 1997.
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
Dr.
 Dave Daqing Qi
has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (Nasdaq: SOHU), Jutal Offshore Oil Services Limited (HKEx: 3303), Yunfeng Financial Group Limited (HKEx: 0376), Sinomedia Holding Limited (HKEx: 0623), Boison Finance Group Limited (HKEx: 0888) and Haidilao International Holding Limited (HKEx: 6862). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively.
Mr.
 Yongming Wu
has been our independent director since December 2018. Mr. Wu is also a director and founding partner of Vision Plus Capital and a co-founder
of Alibaba Group. Mr. Wu founded Vision Plus Capital in 2015 and has led several key business segments of Alibaba Group. Mr. Wu also serves as director of ALI Health (HKEx: 0241).
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
Mr.
 Chunlai Wang
has been our chief technology officer since August 2017. Mr. Wang served as our vice president of technology since April 2015. From June 2014 to April 2015, Mr. Wang served as our technology director. Before that, he had been in charge of our technology team since June 2013 and had been actively involved in the development of our key technological infrastructures since he joined us in February 2012. Prior to joining us, Mr. Wang served as an engineer and a senior engineer in NetEase from September 2010 to February 2012. From March 2009 to September 2010, he
co-founded
a business dedicated to semantic search services. Mr. Wang received his master’s degree in engineering from Peking University in July 2013 and his bachelor’s degree from Beijing Jiaotong University in June 2009. Mr. Wang will resign from his position as our chief technology officer on April 30, 2021.

B.	Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB57.3 million (US$8.8 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90,000) in cash to our non-executive
directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance and a housing provident fund.
Share Incentive Plans
2012 Plan
In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.
As of March 31, 2021, options to purchase 28,769,414 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 4,727,842 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.
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
2014 Plan
We adopted the 2014 share incentive plan, or the 2014 Plan, in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 44,488,856 Class A ordinary shares. As of March 31, 2021, we have granted options to purchase 34,865,185 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 700,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 22,946,287 Class A ordinary shares remained outstanding and 234,375 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.
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
The following table summarizes, as of March 31, 2021, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
Li Wang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
David Ying Zhang	*	0.1404	October 10, 2013	October 9, 2023
Jonathan Xiaosong Zhang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
Chunlai Wang	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
Other individuals as a group	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.1404	March 1, 2014	February 28, 2024

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	May 4, 2015	May 3, 2025
	*	0.0002	August 13, 2015	August 12, 2025
	*	0.0002	October 15, 2015	October 14, 2025
	*	0.0002	November 13, 2015	November 12, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	July 6, 2016	July 5, 2026
	*	0.0002	October 15, 2016	October 14, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	January 3, 2017	January 2, 2027
	*	0.0002	April 13, 2017	April 12, 2027
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	July 13, 2017	July 12, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	October 13, 2017	October 12, 2027
	*	0.0002	December 5, 2017	December 4, 2027
	*	0.0002	December 29, 2017	December 28, 2027
	*	0.0002	April 13, 2018	April 12, 2028
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	July 13, 2018	July 12, 2028
	*	0.0002	October 15, 2018	October 14, 2028
	*	0.0002	December 29, 2018	December 28, 2028
	195,000	0.0002	April 15,2019	April 14, 2029
	2,161,000	0.0002	May 17, 2019	May 16, 2029
	50,000	0.0002	July 12,2019	July 11, 2029
	137,000	0.0002	October 15,2019	October 14, 2029
	181,000	0.0002	December 26,2019	December 25, 2029
	86,000	0.0002	April 15,2020	April 14, 2030

	2,567,000	0.0002	May 28,2020	May 27, 2030

	84,000	0.0002	July 8,2020	July 7, 2030

	217,000	0.0002	October 15,2020	October 14, 2030

	534,500	0.0002	December 30,2020	December 29, 2030
Total	27,674,129

*	Aggregate number of shares represented by all outstanding options granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.
The following table summarizes, as of March 31, 2021, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15,2019
	*	April 15,2020
Dave Daqing Qi	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15,2019
	*	April 15,2020
Yongming Wu	*	April 15,2019
	*	April 15,2020
Total	234,375

*	Aggregate number of shares represented by all restricted share units granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

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
In 2015, Momo BVI granted options to purchase a total of 10,550,000 of its shares to employees and an executive of Momo Information Technologies Corp., its wholly-owned subsidiary incorporated in Delaware, with exercise prices ranging from US$0.10 to US$0.11 per share. Of such awards, options to purchase an aggregate of nil shares remained outstanding as of March 31, 2021.
Tantan 2015 Plan
In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan (“Amended and Restated 2015 Plan”) and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2021, options to purchase 3,953,920 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.
Tantan 2018 Plan
In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares additionally authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2021, options to purchase 24,023,108 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.

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
Terms of Directors and Executive Officers
Our officers are elected by and serve at the discretion of the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election
at a meeting of the shareholders or
re-appointment
by the board of directors. Our directors may be removed from office by ordinary resolution of the shareholders (including by the unanimous written resolution of all the shareholders). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and the board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.	Employees
We had 2,147, 2,350 and 2,394 employees as of December 31, 2018, 2019 and 2020, respectively. Geographically, as of December 31, 2020, we had 2,280 employees in Beijing, 58 employees in Chengdu, 37 employees in Guangzhou, 13 employees in Tianjin, 1 employee in Haikou and 5 employees overseas. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

As of December 31, 2020
Function:
Research and development	1,367
Customer service, sales and marketing	393
Operations and cost	360
General administration	274

Total	2,394

In addition to our full-time employees, we used 1,771 contract workers dispatched to us by staffing agencies as of December 31, 2020. These contract workers are primarily responsible for content management and monitoring and for customer service.
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
We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership
For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.
Percentage of beneficial ownership is based on a total of 412,260,535 outstanding ordinary shares of our company as of the date of March 31, 2021, comprising (i) 331,896,069 Class A ordinary shares, excluding the 2,341,538 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.
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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A Ordinary Shares	Class B Ordinary Shares
			% (1)	% (2)
Yan Tang (3)	6,376,644	80,364,466	20.7	71.0
Li Wang (4)	*	—	*	*
Yong Li (5)	8,046,899	—	2.0	*
David Ying Zhang (6)	*	—	*	*
Benson Bing Chung Tam (7)	*	—	*	*
Dave Daqing Qi (8)	*	—	*	*
Jonathan Xiaosong Zhang (9)	*	—	*	*
Yongming Wu (10)	*	—	*	*
Chunlai Wang (11)	*	—	*	*
All directors and executive officers as a group	19,632,226	80,364,466	23.6	71.8

Principal Shareholders:
Gallant Future Holdings Limited (12)	—	72,364,466	17.6	63.7
J O Hambro Capital Management Limited (13)	23,260,894	—	5.6	2.0

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**
Except for Messrs. Yong Li, David Ying Zhang, Mr. Benson Bing Chung Tam, Mr. Dave Daqing Qi and Mr. Yongming Wu, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 412,260,535 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one
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

(3)
Represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 6,099,144 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by him under our share incentive plans, and (iv) 277,500 Class A ordinary shares that Mr. Tang’s spouse is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(4)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by him under our share incentive plans.
(5)
Represents 8,046,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.

(6)
Represents (i) 1 Class A ordinary share held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018, and (ii) Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang. Matrix Partners China II Hong Kong Limited is a limited company incorporated in Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%-owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China
II-A,
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

(7)
Represents Class A ordinary shares held by Mr. Tam and Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2021 upon the exercise of share options held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.

(8)
Represents Class A ordinary shares and ADSs held by Mr. Qi and Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2021 upon the exercise of share options held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(9)
Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang.

(10)
Represents Class A ordinary shares that Mr. Wu is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by him under our share incentive plans. The business address of Mr. Wu is 8 Shenton Way, AXA Tower,
#45-01,
Singapore 068811.

(11)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2021 upon exercise of share options held by him under our share incentive plans.
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

(13)
Represents 23,260,894 Class A ordinary shares represented by American depositary receipts held by J O Hambro Capital Management Limited, a company incorporated in England and Wales with its business address at Level 3, 1 St James’s Market, London SW1Y 4AH, United Kingdom, based on a Schedule 13G filed by J O Hambro Capital Management Limited on February 11, 2020.

To our knowledge, on the same basis of calculation as above, 76.9% of our total issued and outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 326,572,080 Class A ordinary shares represented by 163,286,040 ADSs, including 2,341,538 Class A ordinary shares underlying 1,170,769 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.
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
Transactions with Certain Related Parties
We provided RMB5.4 million and RMB5.6 million (US$0.8 million) for mobile marketing services in 2019 and 2020, respectively, to Hunan Qindao Network Media Technology Co., Ltd., which is a subsidiary of Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% of its equity interest. As of December 31, 2019, we had RMB4.4 million of uncollected amounts for mobile marketing services provided due from Hunan Qindao Network Media Technology Co., Ltd., and all of such amounts had been collected in cash as of December 31, 2020.
In connection with revenue sharing with talent agencies of live video service, we paid RMB429.3 million, RMB497.8 million and RMB354.3 million (US$54.3 million) to Hunan Qindao Network Media Technology Co., Ltd. in 2018, 2019 and 2020, respectively. In addition, we owed RMB29.6 million and RMB19.5 million (US$3.0 million) in unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd. as of December 31, 2019 and 2020, respectively.
In 2019 and 2020, we paid RMB2.1 million and RMB164,169 (US$25,160), respectively, to Beijing Shiyue Haofeng Media Co. Ltd., a company in which we own 30.0% of its equity interests, in connection with revenue sharing with talent agencies of live video service.
For the period from April to November 2020, we purchased bandwidth service for RMB8.9 million (US$1.4 million) from Beijing Santi Cloud Union Technology Co., Ltd. and its wholly-owned subsidiary, Beijing Santi Cloud Time Technology. We sold our entire equity interests in Beijing Santi Cloud Union Technology Co., Ltd. in November 2020.

Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
Other than a putative shareholder class action raised against us in the U.S. as described below, we are currently not a party to any material legal or administrative proceedings. In 2020, one of our previously reported litigations was settled, and another was withdrawn by plaintiff.
In May 2019, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against our company, our chief executive officer and our chief financial officer: Marchand v. Momo Inc., et al, Civil Action No. 19 CV 04433 (S.D.N.Y.) (filed on May 15, 2019). On September 18, 2019, the United States District Court for the Southern District of New York appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel for the class action lawsuit. On November 20, 2019, lead and named plaintiffs filed — purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases, acquisitions, and sales of our ADSs between April 20, 2015 and May 10, 2019 — an amended class action complaint, which advances that our company’s public filings with the Securities and Exchange Commission contained material misstatements or omissions in violation of the federal securities laws. On January 24, 2020, we filed a motion to dismiss the amended class action complaint. On August 3, 2020, with the motion to dismiss pending, the court granted the parties’ joint request to stay the action while the parties explore mediation. On December 4, 2020, the lead plaintiff filed a letter notifying the court that the parties reached an agreement in principle to resolve all claims in the action. On March 23, 2021, the parties executed a stipulation of settlement. On March 31, 2021, the court granted preliminary approval of the settlement and set a final approval hearing for July 29, 2021.
On October 22, 2015, we were served a civil complaint by Guangzhou Tian He People’s Court in which the plaintiff claimed that
Xiaoyao Xiyou
, a game that we previously operated and have ceased operating since November 2017, infringed upon the plaintiff’s copyright in works of literature and art of a game, constituting unfair competition. The plaintiff demanded that we cease the infringement and pay compensation and legal costs totaling approximately RMB10 million. On August 31, 2017, Guangzhou Tian He People’s Court ruled a civil judgement of first-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB5.0 million to the plaintiff. The developer of
Xiaoyao Xiyou
filed an appeal to the Guangzhou Intellectual Property Court. On September 27, 2018, Guangzhou Intellectual Property Court ruled a civil judgement of final-instance, which ordered us and the developer of
Xiaoyao Xiyou
to cease the infringement and pay compensation in the amount of RMB4.0 million to the plaintiff. We paid the compensation in full to the plaintiff on October 10, 2018. The plaintiff filed a re-trial application with the Guangdong Provincial Higher People’s Court for revoking the civil judgement of final-instance ruled by the Guangzhou Intellectual Property Court and remaining the civil judgement of first-instance ruled by the Guangzhou Tian He People’s Court. On June 22, 2020, the plaintiff filed a motion to withdraw the re-trial application, which the Guangdong Provincial Higher People’s Court granted on June 24, 2020.
On July 19, 2019, we were served a civil complaint by Chaoyang District People’s Court of Beijing in which the plaintiff requested us to pay the service fees together with interest in a total amount of approximately RMB5.4 million based on a service agreement entered into between the plaintiff and us. We filed a counterclaim arguing that the plaintiff breached the service agreement by using falsified data and requesting the plaintiff to return the service fees already paid and pay the liquidated damages in a total amount of RMB6.0 million. The hearings took place on August 8, 2019 and October 24, 2019. On August 27, 2020, we reached a final settlement with the plaintiff with a total payment of approximately RMB5.7 million (US$0.9 million), which the Chaoyang District People’s Court of Beijing approved.
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
With shareholders’ approval, we declared a special dividend to certain holders of our ordinary shares in the amount of RMB402.3 million in April 2014, which had been fully paid as of December 31, 2019. The special dividend was paid out of our share premium.
Our board of directors declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share, in March 2019. The cash dividend was paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend
date was April 4, 2019. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, our board of directors declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend was paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend
date was April 7, 2020. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, our board of directors declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend will be paid on April 30, 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend
date was April 12, 2021. The aggregate amount of cash dividends to be paid is approximately US$132 million, which will be funded by surplus cash on our balance sheet.
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
The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
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
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
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
An ordinary resolution to be passed at a general meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our second amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate shares in the capital of our company by an ordinary resolution.
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
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.
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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Register of Members.
Under the Companies Act, we must keep a register of members and there should be entered therein:

•
the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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
Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
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
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in
Foss v. Harbottle
and the exceptions thereto) so that a
non-controlling
shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained, other than by reason of such director’s own dishonesty, wilful default or fraud in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that, on the requisition of shareholders holding shares representing in aggregate not less than one-third
(1/3) of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit of such requisition carry the right to vote at general meetings of our company, the board shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated memorandum and articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
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

Removal of Directors.
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.
Transactions with Interested Shareholders.
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
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
On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011 as recently amended on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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
On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between
Non-resident
Enterprises, or Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident
enterprise income tax. Where a
non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident
enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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
Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of Beijing Momo for United States federal income tax purposes, we would likely be treated as a PFIC for the taxable year ended December 31, 2020 and would anticipate being a PFIC for future taxable years. Assuming that we are the owner of Beijing Momo for United States federal income tax purposes and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future.
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
U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United
States-PRC
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB272.9 million, RMB407.5 million and RMB444.5 million (US$68.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We had cash, cash equivalents, restricted cash, short-term deposits and long-term deposits in total of RMB16,482.3 million (US$2,526.0 million) as of December 31, 2020. Assuming such amount of cash, cash equivalents, restricted cash and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB164.8 million (US$25.3 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
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
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us. In 2019 and 2020, we incurred foreign currency translation adjustment of a loss of RMB8.8 million and RMB141.7 million (US$21.7 million), respectively.
As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents and short-term deposits of US$395.2 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2020 would have increased or decreased by RMB257.9 million in RMB terms.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2020, we were entitled to receive RMB24.6 million (US$3.8 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.
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
After deducting the total expenses of US$17.4 million and other expenses of US$4.4 million, we received net proceeds of US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2020, we had used the majority of the net proceeds received from our initial public offering to repurchase our ordinary shares and pay cash dividends.
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
under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation for the year 2020 included Tantan Limited. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Momo Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Momo Inc. and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 27, 2021, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 27, 2021
Changes in Internal Control over Financial Reporting
There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	2019	2020
	(in RMB thousands)
Audit fees (1)	16,721	17,034
Tax and other service fees (2)	1,621	1,654

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
On September 3, 2020, our board of directors authorized a share repurchase program under which we may repurchase up to US$300 million of our shares over the next 12 months. As of the date of this report, we had repurchased approximately 3.63 million ADSs for approximately US$49.5 million on the open market under this program, at an average purchase price of US$13.63 per ADS.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed home country practice and did not hold an annual meeting of shareholders in 2020.
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
For the year ended December 31, 2020, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in the PRC and substantially all of our long-lived assets are located in the PRC. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, cost and expenses, operating income, as well as net income.
The consolidated financial statements of our company and our three operating segments are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1, as amended (file no. 333¬199996), filed with the SEC on November 28, 2014)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4*	Description of Securities

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.9	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.12	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.15	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.16	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.17	Exclusive business operation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.18	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.19	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.20	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.21	Business operation agreement by and among Beijing Yiliulinger, Hainan Miaoka and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.22	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.23	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Miaoka, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.24	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.25	Shareholder confirmation letter by Xiaoliang lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.26	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.27	Business operation agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.28	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.29	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Yilingliuer, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.30	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.31	Shareholder confirmation letter by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.32	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.33	Business operation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.34	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.35	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.36	Power of attorney by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.37	Shareholder confirmation letter by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.38	Exclusive cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.39	Business operation agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.40*	Power of attorney by Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021

4.41*	Power of attorney by Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021

4.42	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.43*	Exclusive option agreement by and between Beijing Momo IT and Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021

4.44*	Exclusive option agreement by and between Beijing Momo IT and Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021

4.45*	Shareholder confirmation letter by Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021

4.46*	Shareholder confirmation letter by Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021

4.47*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Maker and its shareholder Kuan He, dated March 5, 2021

4.48*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Maker and its shareholder Luyu Fan, dated March 5, 20201

4.49	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.50	Power of attorney by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.51	Power of attorney by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.52	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.53	Exclusive option agreement by and between Beijing Momo IT and Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.54	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.55	Shareholder confirmation letter by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.56	Shareholder confirmation letter by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.57	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Min Liu, dated June 1, 2019 (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.58	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Yu Dong, dated June 1, 2019 (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.59	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.60	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.61*	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and SpaceTime Beijing, dated September 14, 2020

4.62*	Power of attorney by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.63*	Power of attorney by Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.64*	Exclusive Business cooperation agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 14, 2020

4.65*	Exclusive option agreement by and between Beijing Momo IT and Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.66*	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.67*	Shareholder confirmation letter by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.68*	Shareholder confirmation letter by Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020

4.69*	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Minyan Wang, dated September 14, 2020

4.70*	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Yu Dong, dated September 14, 2020

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Momo Inc.

By:	/s/ Li Wang
Name: Li Wang
Title: Chief Executive Officer
Date: April 27, 2021

MOMO INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Momo Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Momo Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Goodwill - Tantan Reporting Unit - Refer to Notes 3 and 8 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance was RMB4,088 million as of December 31, 2020, of which RMB4,066 million was allocated to the Tantan reporting unit (“Tantan Reporting Unit”). The fair value of the Tantan Reporting Unit exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.
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
April 27, 2021
We have served as the Company’s auditor since 2014.

MOMO INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,612,743	3,363,942	515,547
Short-term deposits	12,312,585	7,566,250	1,159,579
Restricted cash	—	2,130	326
Accounts receivable, net of allowance for doubtful accounts of RMB12,209 and RMB15,390 as of December 31, 2019 and 2020, respectively	265,155	200,831	30,779
Amount due from a related party	4,382	—	—
Prepaid expenses and other current assets	599,000	613,696	94,053
Total current assets	15,793,865	11,746,849	1,800,284
Long-term deposits	300,000	5,550,000	850,575
Right-of-use assets, net	190,552	278,175	42,632
Property and equipment, net	346,345	265,765	40,730
Intangible assets, net	890,303	687,211	105,320
Rental deposits	25,028	21,794	3,340
Long-term investments	495,905	454,996	69,731
Other non-current assets	44,009	94,868	14,539
Deferred tax assets	37,064	32,495	4,980
Goodwill	4,360,610	4,088,403	626,575
Total assets	22,483,681	23,220,556	3,558,706
Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB611,471 and RMB607,430 as of December 31, 2019 and 2020, respectively)	714,323	699,394	107,186
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB497,166 and RMB501,695 as of December 31, 2019 and 2020, respectively)	503,461	511,617	78,409
Accrued exp enses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB244,759 and RMB311,352 as of December 31, 2019 and 2020, respectively)	985,873	854,835	131,009
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Company of RMB29,554 and RMB19,462 as of December 31, 2019 and 2020, respectively)	29,606	19,462	2,983
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB6,830 and RMB11,225 as of December 31, 2019 and 2020, respectively)	135,169	132,793	20,351
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB122,403 and RMB60,226 as of December 31, 2019 and 2020, respectively)	153,976	236,490	36,244
Deferred consideration in connection with business acquisitions (including deferred consideration in connection with business acquisitions of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	84,346	62,149	9,525

Total current liabilities	2,606,754	2,516,740	385,707
Deferred tax liabilities	222,576	171,803	26,330
Convertible senior notes	4,954,352	4,658,966	714,018
Share-based compensation liability	902,047	875,616	134,194
Lease liabilities	56,498	136,436	20,910
Other non-current liabilities	22,672	25,666	3,933

Total liabilities	8,764,899	8,385,227	1,285,092

Commitments and contingencies (Note 18)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 336,914,844 shares issued and outstanding as of December 31, 2019 and 338,798,618 shares issued, 331,617,042 shares outstanding as of December 31, 2020, respectively)	221	223	34
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	51	51	8
Treasury stock	(402,267)	(732,474)	(112,257)
Additional paid-in capital	6,164,781	6,743,172	1,033,436
Retained earnings	7,464,585	8,444,086	1,294,113
Accumulated other comprehensive income	302,687	183,922	28,187
Non-controlling interest	188,724	196,349	30,093

Total equity	13,718,782	14,835,329	2,273,614

Total liabilities and equity	22,483,681	23,220,556	3,558,706

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues	13,408,421	17,015,089	15,024,188	2,302,558
Cost and expenses:
Cost of revenues (including share-based compensation of RMB21,661, RMB23,972 and RMB18,449 in 2018, 2019 and 2020, respectively)	(7,182,897)	(8,492,096)	(7,976,781)	(1,222,495)
Research and development (including share-based compensation of RMB152,806, RMB175,053 and RMB175,870 in 2018, 2019 and 2020, respectively)	(760,644)	(1,095,031)	(1,167,677)	(178,954)
Sales and marketing (including share-based compensation of RMB142,927, RMB196,311 and RMB158,902 in 2018, 2019 and 2020, respectively)	(1,812,262)	(2,690,824)	(2,813,922)	(431,252)
General and administrative (including share-based compensation of RMB263,419, RMB1,012,896 and RMB325,465 in 2018, 2019 and 2020, respectively)	(640,023)	(1,527,282)	(763,150)	(116,958)
Total cost and expenses	(10,395,826)	(13,805,233)	(12,721,530)	(1,949,659)
Other operating income	253,697	344,843	228,777	35,062
Income from operations	3,266,292	3,554,699	2,531,435	387,961
Interest income	272,946	407,542	444,471	68,118
Interest expense	(56,503)	(78,611)	(78,872)	(12,088)
Other gain or loss, net	(43,200)	(15,711)	1,500	230
Income before income tax and share of income on equity method investments	3,439,535	3,867,919	2,898,534	444,221
Income tax expense	(699,648)	(883,801)	(755,620)	(115,804)
Income before share of income on equity method investments	2,739,887	2,984,118	2,142,914	328,417
Share of income (loss) on equity method investments	48,660	(23,350)	(42,522)	(6,517)
Net income	2,788,547	2,960,768	2,100,392	321,900

Less: net loss attributable to non-controlling interest	(27,228)	(10,122)	(3,092)	(474)
Net income attributable to the shareholders of Momo Inc.	2,815,775	2,970,890	2,103,484	322,374

Net income per share attributable to ordinary shareholders
Basic	6.92	7.15	5.05	0.77
Diluted	6.59	6.76	4.83	0.74
Weighted average shares used in calculating net income per ordinary share
Basic	407,009,875	415,316,627	416,914,898	416,914,898
Diluted	433,083,643	451,206,091	452,081,642	452,081,642
The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and share related data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income	2,788,547	2,960,768	2,100,392	321,900
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	198,654	(8,835)	(141,677)	(21,713)

Comprehensive income	2,987,201	2,951,933	1,958,715	300,187
Less: comprehensive loss attributed to the non-controlling interest	(24,613)	(8,081)	(26,004)	(3,985)

Comprehensive income attributable to Momo Inc.	3,011,814	2,960,014	1,984,719	304,172

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data)

			Additional paid-in capital	Treasury stock	(Accumulated deficit)/ Retained earning	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ equity
	Ordinary shares
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	398,425,309	260	4,472,666	(402,267)	2,545,379	117,525	18,537	6,752,100
Net income	—	—	—	—	2,815,775	—	(27,228)	2,788,547
Share-based compensation	—	—	398,493	—	—	—	95,543	494,036
Capital injection from non-controlling interest shareholder of Ninbo Hongyi Equity Investment L.P	—	—	—	—	—	—	22	22
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	10,122,318	7	5,278	—	—	—	—	5,285
Transfer of non-controlling interest of QOOL HK	—	—	(2,811)	—	—	—	2,811	—
Share issued connection with the acquisition of Tantan Limited	5,328,853	3	784,212	—	—	—	—	784,215
Foreign currency translation adjustment	—	—	—	—	—	196,039	2,615	198,654

Balance as of December 31, 2018	413,876,480	270	5,657,838	(402,267)	5,361,154	313,564	92,300	11,022,859
Net income	—	—	—	—	2,970,890	—	(10,122)	2,960,768
Share-based compensation	—	—	506,758	—	—	—	104,504	611,262
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	3,402,830	2	185	—	—	—	—	187
Cash Dividends	—	—	—	—	(867,459)	—	—	(867,459)
Foreign currency translation adjustment	—	—	—	—	—	(10,877)	2,042	(8,835)

Balance as of December 31, 2019	417,279,310	272	6,164,781	(402,267)	7,464,585	302,687	188,724	13,718,782
Net income	—	—	—	—	2,103,484	—	(3,092)	2,100,392
Repurchase of shares	—	—	—	(330,207)	—	—	—	(330,207)
Share-based compensation	—	—	578,167	—	—	—	33,629	611,796
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	1,883,774	2	224	—	—	—	—	226
Cash Dividends	—	—	—	—	(1,123,983)	—	—	(1,123,983)
Foreign currency translation adjustment	—	—	—	—	—	(118,765)	(22,912)	(141,677)

Balance as of December 31, 2020	419,163,084	274	6,743,172	(732,474)	8,444,086	183,922	196,349	14,835,329

The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	2,788,547	2,960,768	2,100,392	321,900
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	148,238	198,237	208,990	32,029
Amortization of intangible assets	93,030	157,954	157,258	24,101
Share-based compensation	580,813	1,408,232	678,686	104,013
Share of (income) loss on equity method investments	(48,660)	23,350	42,522	6,517
Gain or loss on long-term investments	43,200	15,711	(1,500)	(230)
Gain on subsidiary deconsolidation	—	—	(6,676)	(1,023)
Gain on disposal of property and equipment	(1,283)	(398)	(282)	(43)
Provision of losses on receivable and other assets	(585)	12,209	46,075	7,061
Cash received on investment income distribution	—	—	1,153	177
Changes in operating assets and liabilities
Accounts receivable	(440,644)	442,176	52,247	8,007
Prepaid expenses and other current assets	(67,304)	26,372	(59,117)	(9,060)
Amount due from a related party	33,463	(4,382)	4,382	672
Deferred tax assets	(10,961)	20,722	4,569	700
Rental deposits	(3,817)	(836)	(4,265)	(654)
Other non-current assets	(45,534)	(24,022)	(138,484)	(21,224)
Accounts payable	233,713	52,246	(11,716)	(1,796)
Income tax payable	(38,791)	16,886	82,514	12,646
Deferred revenue	(14,249)	61,641	8,910	1,366
Accrued expenses and other current liabilities	51,903	212,349	(120,363)	(18,446)
Amount due to related parties	43,024	(53,032)	(10,144)	(1,555)
Deferred tax liabilities	(22,923)	(45,382)	(39,315)	(6,025)
Other non-current liabilities	6,538	(31,915)	85,053	13,035

Net cash provided by operating activities	3,327,718	5,448,886	3,080,889	472,168

Cash flows from investing activities
Purchase of property and equipment	(242,843)	(186,522)	(124,143)	(19,026)
Payment for long-term investments	(65,125)	(64,500)	(13,500)	(2,069)
Prepayment for long-term investments	(55,000)	(15,000)	—	—
Payment for business acquisition, net of cash acquired	(3,318,841)	—	—	—
Purchase of short-term deposits	(20,287,302)	(22,151,135)	(14,949,665)	(2,291,136)
Cash received on maturity of short-term deposits	13,922,393	18,686,430	19,577,159	3,000,331
Purchase of long-term deposits	—	(300,000)	(5,250,000)	(804,598)
Payment for short-term investments	(457,200)	(360,000)	(10,000)	(1,533)
Cash received from sales of short-term investment	467,700	360,000	10,000	1,533
Cash received from sales of long -term investment	—	—	12,000	1,839
Other investing activities	2,214	808	(317)	(48)

Net cash used in investing activities	(10,034,004)	(4,029,919)	(748,466)	(114,707)

Cash flows from financing activities
Deferred payment for business acquisition	—	(379,507)	(18,354)	(2,813)
Proceeds from exercise of share options	5,313	187	226	35
Repurchase of ordinary shares	—	—	(330,207)	(50,606)
Repurchase of subsidiary’s share options	—	—	(25,832)	(3,959)
Dividends payment	—	(877,346)	(1,123,983)	(172,258)
Deferred payment of purchase of property and equipment	(8,562)	(17,114)	—	—
Proceeds from bank loan	1,913,190	—	—	—
Repayment of bank loan	(2,041,680)	—	—	—
Proceeds from issuance of convertible notes, net of issuance cost of RMB114,382	4,819,678	—	—	—
Capital contribution from non-controlling interest shareholder	12	—	—	—

Net cash provided by (used in) financing activities	4,687,951	(1,273,780)	(1,498,150)	(229,601)

Effect of exchange rate changes	24,175	(478)	(80,944)	(12,407)

Net (decrease) increase in cash, cash equivalent and restricted cash	(1,994,160)	144,709	753,329	115,453
Cash and cash equivalents at the beginning of year	4,462,194	2,468,034	2,612,743	400,420

Cash, cash equivalent and restricted cash at the end of year	2,468,034	2,612,743	3,366,072	515,873

Non-cash investing and financing activities
Payable for purchase of property and equipment	49,407	3,051	8,403	1,288
Payable for repurchase of ordinary shares	44,347	—	—	—
Deferred consideration in connection with business acquisition	469,274	84,346	62,149	9,525
Ordinary shares issued for the acquisition of Tantan Limited	784,215	—	—	—
Right-of-use assets acquired in operating lease	—	127,362	236,499	36,245
The accompanying notes are an integral part of these consolidated financial statements.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
As of December 31, 2020, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Major subsidiaries
Momo Technology HK Company Limited (“Momo HK”)
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)
Qool Media HongKong Limited (“QOOL HK”)
Tantan Limited (“Tantan”)
Tantan Hong Kong Limited (“Tantan HK”)
Tantan Technology (Beijing) Co., Ltd. (“Tantan Technology”)
QOOL Media Inc. (“QOOL Inc.”)
QOOL Media Technology (Tianjin) Co., Ltd. (“QOOL Media”)
SpaceCape Inc. (“SpaceCape Inc.”)
SpaceCape Technology Pte.Ltd. (“SpaceCape Singapore”)
MatchUp UK Limited (“Tantan MatchUp”)
Major VIEs
Beijing Momo Technology Co., Ltd. (“Beijing Momo”) *
QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”) *
Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”) *
Hainan Miaoka Network Technology Co., Ltd. (“Miaoka”) *
Major VIEs’ subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”) *
Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”) *
Loudi Momo Technology Co., Ltd. (“Loudi Momo”) *
Momo Pictures Co., Ltd. (“Momo Pictures”) *
Tianjin Laifu Culture Development Co., Ltd. (“Tantan Laifu”) *
Tianjin Apollo Exploration Culture Co., Ltd. (“Tantan Apollo”) *

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin, Momo Pictures, Miaoka, Tantan Culture, Tantan Laifu and Tantan Apollo. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.
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
Details of the typical structure of the Company’s significant VIEs are set forth below:
Agreements that provide the Company effective control over the VIEs:

(1)	Power of Attorneys
Pursuant to the Power of Attorneys, the Nominee Shareholders of the VIEs each irrevocably appointed respective WFOEs as the attorney-in-fact
to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as a shareholder of the VIEs, including but not limited to convene, attend and vote on their behalf at shareholders’ meetings, designate and appoint directors and senior management members. The WFOEs may authorize or assign their rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in the VIEs. The Company believes the Powers of Attorneys can demonstrate the power of its WFOEs to direct how the VIEs should conduct their daily operations.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
The VIE arrangements
- continued
Agreements that provide the Company effective control over the VIEs: - continued

(2)	Exclusive Call Option Agreements
Under the Exclusive Call Option Agreements among the WFOEs, the VIEs and their Nominee Shareholders, each of the Nominee Shareholders irrevocably granted the respective WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in the VIEs at the consideration equal to the nominal price or at lowest price as permitted by PRC laws.
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
Each spouse of the married Nominee Shareholders of the VIEs entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreements, the Exclusive Call Option Agreements, and the Power of Attorneys. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by their spouse. In addition, in the event that the spouse obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by the contractual arrangements.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
The VIE arrangements
- continued
Agreements that transfer economic benefits to the Company: - continued

(2)	Equity Interest Pledge Agreements
Under the equity interest pledge agreement among the WFOEs and each of the Nominee Shareholders of the VIEs, the Nominee Shareholders pledged all of their equity interests in the VIEs to the respective WFOEs to guarantee the VIEs’ and their shareholders’ payment obligations arising from the Exclusive Cooperation Agreements, Business Operations Agreements and the Exclusive Call Option Agreements, including but not limited to, the payments due to the respective WFOEs for services provided.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
However, the Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as the beneficial owners and director of the VIEs on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the Exclusive Call Option Agreements provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIEs should they act to the detriment of the Company. The Company relies on the VIEs’ shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and the Cayman and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIEs’ shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
The Company’s ability to control the VIEs also depends on the Power of Attorneys. The WFOEs and VIEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorneys are legally enforceable but may not be as effective as direct equity ownership.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	1,147,848	1,311,713
Short-term deposits	800,000	604,500
Other current assets	680,494	544,615
Total current assets	2,628,342	2,460,828
Long-term deposits	—	950,000
Long-term investments	495,905	454,996
Other non-current assets	230,634	264,825
Total assets	3,354,881	4,130,649
Accounts payable	611,471	607,430
Deferred revenue	497,166	501,695
Other current liabilities	403,546	402,265
Total current liabilities	1,512,183	1,511,390
Other non-current liabilities	26,738	58,984
Total liabilitie s	1,538,921	1,570,374

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	13,408,421	17,001,337	14,902,691
Net income	6,292,183	8,511,991	6,734,471
Net cash provided by operating activities	5,913,709	9,125,496	6,906,938
Net cash used in investing activities	(151,546)	(881,828)	(757,949)
Net cash provided by financing activities	—	11,000	—
The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized
on the consolidated balance sheets.
The VIEs contributed an aggregate of 100%, 99.9% and 99.2% of the consolidated net revenues for each of the years ended December 31, 2018, 2019 and 2020, respectively. As of the fiscal years ended December 31, 2019 and 2020, the VIEs accounted for an aggregate of 14.9% and 17.8%, respectively, of the consolidated total assets, and 17.6% and 18.7%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term deposits, long-term deposits, intangible assets and goodwill.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the acquisition’s purchase price allocation, the useful lives and impairment of property and equipment and intangible assets, the impairment of long-term investments and goodwill, the valuation allowance for deferred tax assets, and share- based compensation.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.
Short-term deposits
Short-term deposits consist of bank deposits with an original maturity of over three months but within one year.
Restricted cash
Restricted cash represents RMB deposits in restricted bank accounts related to other services that cannot be withdrawn. The Company considers the expected timing of the release of the restrictions to determine the appropriate financial statement classification.
Long-term deposits
Long-term deposits represent time deposits placed in banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.
Accounts receivable
Accounts receivable primarily represents the cash due from third-party application stores and other payment channels and advertising customers, net of allowance for doubtful accounts. Beginning on January 1, 2020, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses based upon its assessment of various factors, including the historical loss experience, the age of accounts receivable balances, credit quality of third-party application stores and other payment channels, advertising customers and other customers, current and future economic conditions and other factors that may affect their ability to pay, to reduce its accounts receivable to the amount that it believes will be collected.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits, accounts receivable, equity securities without readily determinable fair value, accounts payable, deferred revenue, convertible senior notes, income tax payable, amount due from a related party and amount due to related parties.
Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of short-term deposits, restricted cash, accounts receivable, accounts payable, deferred revenue, income tax payable, amount due from a related party and amount due to related parties approximate their fair values. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The carrying value of long-term deposits approximates to fair value as the interest rates were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy. The fair value of the Company’s convertible senior notes is discussed in Note 12.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of RMB2,434 million and RMB2,542 million as of December 31, 2019 and 2020, respectively, which were denominated in RMB.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2019	2020
A	26%	26%
B	12%	14%
Users or customers accounting for 10% or more of accounts receivables is as follows:

	As of December 31,
	2019	2020
C	6%	11%
Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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
non-controlling
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
Equity securities without readily determinable fair value
The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative prescribed within Accounting Standards Update (“ASU”)
2016-01,
Recognition and Measurement of Financial Assets and Financial Liabilities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company has an option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed
.
Prior to January 1, 2020, in performing the
two-step
quantitative impairment test, the first step compared the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill was not considered to be impaired and the second step was not be required. If the carrying amount of a reporting unit exceeded its fair value, the second step compared the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill was determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities was the implied fair value of goodwill. This allocation process was only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Starting from January 1, 2020, the Group adopted No. 2017-04: Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit
.
Convertible senior notes
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Revenue recognition
The Group principally derives its revenue from live video services, value-added services, mobile marketing services, mobile games and other services. The Group recognizes revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applied the five steps method outlined in ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
For the years ended December 31, 2018, 2019 and 2020, the Group’s revenue is reported net of discounts, value added tax and surcharges.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the year ended December 31, 2020
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	8,638,810	998,769	—
Value-added services	3,742,637	1,369,545	—
Mobile marketing	198,197	—	—
Mobile games	39,564	—	—
Other services	11,911	—	24,755

Total	12,631,119	2,368,314	24,755

	For the year ended December 31, 2019
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	12,448,131	—	—
Value-added services	2,846,057	1,259,906	—
Mobile marketing	331,822	—	—
Mobile games	92,451	—	—
Other services	22,354	—	14,368

Total	15,740,815	1,259,906	14,368

	For the year ended December 31, 2018
	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	10,709,491	—	—
Value-added services	1,465,152	417,998	—
Mobile marketing	500,321	—	—
Mobile games	130,392	—	—
Other services	7,065	—	178,002

Total	12,812,421	417,998	178,002

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its live video service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to broadcasters and talent agencies recorded as cost of revenues. Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the live video service. Revenue related to each of the virtual items is recognized at the point-in-
time when the virtual item is transferred directly to the broadcasters and consumed by users. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the users after the virtual items are consumed.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
Virtual gift service enhance
s
users’ experience of interaction and social networking with each other. Generally
, users are able to purchase virtual items and send them to other users The Group shares a portion of the revenues derived from the sales of virtual items with the recipients of the virtual items. All virtual items are nonrefundable, typically consumed at a point-in-time
and expire a few days after the purchase. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users, and the forfeiture rate remains relatively low for the periods presented. The Group collects the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. The Group has determined that it has one single performance obligation which is the display of the virtual item for the users who purchase them. Revenues derived from the sales of virtual items are recorded on a gross basis as the Group has determined that it is the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for its live video services. The portion paid to gift recipients is recognized as cost of revenues.
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

(c)	Mobile marketing - continued

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
The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 2018, 2019 and 2020.

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
in-game
purchase.

(e)	Other services
Revenues from other services mainly consisted of music service revenues, film distribution service and film promotion service.
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. Beginning on January 1, 2020, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group recorded no
material impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2019 and 2020 that was included in the deferred revenue balance as of January 1, 2019 and 2020 were RMB441,892 and
RMB
503,461
, respectively
.
Cost of revenues
Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to revenue sharing with the broadcasters, talent agencies, gift recipients resulting from the sales of virtual items, commission fee paid to third-party application stores and other payment channels, bandwidth costs, salaries and benefits paid to employees, depreciation and amortization and production cost in connection with the television content and films. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels and production cost in connection with the television content and films which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. Such deferred costs are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.
Government subsidies
The Group records government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB223,995, RMB255,750 and RMB142,061 for the years ended December 31, 2018, 2019 and 2020, respectively.
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
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. VAT is also reported as a deduction to revenue when incurred and amounted to RMB1,136,034, RMB1,484,651 and RMB1,266,603 for the years ended December 31, 2018, 2019 and 2020, respectively.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than- not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
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
Assets and liabilities of the Group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustments are recorded in other comprehensive income (loss).
In the fourth quarter
of 2018, the Group changed its reporting currency from US$ to RMB, to reduce the impact of increased volatility of the RMB to US$ exchange rate on the Group’s reported operating results. The aligning of the reporting currency with the underlying operations will better depict the Group’s results of operations for each period. The related financial statements prior to October 1, 2018 have been recasted to RMB as if the financial statements originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment to the Group’s comprehensive income amounted to a gain of RMB198,654 for the year ended December 31, 2018.
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.525 on the last trading day of 2020 (December 31, 2020) representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rates.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases
The Group adopted ASU
2016-02,
Leases (Topic 842) (“Topic 842”) on January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in internet data center (“IDC”) facilities lease contracts. The Group leases administrative office spaces and IDC facilities in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rate implicit in the lease is not readily available. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates an incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rental expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to approximately three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise
.
For short-term leases, the Group records rental expense in its consolidated statements of operations on a straight-line basis over the lease term. The Group also elected the exemption for contracts with lease terms of 12 months or less.
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred. Total advertising expenses incurred were RMB1,236,167, RMB1,960,002 and RMB2,255,519 for the years ended December 31, 2018, 2019 and 2020, respectively, and have been included in sales and marketing expenses in the consolidated statements of operations.
Comprehensive income
Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.
Share-based compensation
Share-based payment transactions with employees and executives are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in
capital.
Share-based compensation with cash settlement features
 are classified
as liabilities. The percentage of the fair value that is recorded as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period is recognized as compensation cost over that period. These awards typically vest over a specific period, but may fully vest upon the achievement of certain performance conditions. Share-based compensation expense is recognized on an accelerated basis if it is probable that the performance conditions will be achieved during the vesting period.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Share-based compensation
- continued

The Group adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvement to Nonemployee Share-based Payment Accounting, beginning January 1, 2019. Share awards issued to consultants are measured at the grant-date fair value and recognized over the period the services are provided. Before January 1, 2019, the Group accounted for share -based awards issued to non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees.
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
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
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
The Group adopted ASU
2016-13
on January 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.
In January 2017, FASB issued ASU
No. 2017-04:
Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for companies for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group adopted ASU
2017-04
on January 1, 2020 and the adoption did not impact on the Group’s consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU
2018-13”)
which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group adopted ASU
2018-13
on January 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.
In March 2019, the FASB issued ASU
2019-02,
Improvements to Accounting for Costs of Films and License Agreements for Program Materials (“ASU
2019-02”)
which improves GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU
2019-02
requires that an entity test a film or license agreement for program material within the scope of ASC
920-350
for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU
2019-02
also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for the Company’s fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted ASU
2019-02
on January 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted
In January 2020, the FASB issued ASU
2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
In August 2020, the FASB issued ASU
2020-06,
Debt — Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic
815-40)
(“ASU
2020-06”).
ASU
2020-06
simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The key amendments in ASU
2020-06
include: a. removing from U.S. GAAP the separation models for (1) convertible debt with a CCF and (2) convertible instruments with a BCF; b. amending diluted EPS calculations for convertible instruments to require if-converted
method, and; c. amending the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. For public business entities that are not smaller reporting companies, the amendments in ASU
2020-06
are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

3.	ACQUISITIONS
Acquisition of Tantan
On May 31, 2018, the Group acquired
100
% equity interest of Tantan, a leading social and dating app for the younger generation that was founded in 2014. The Group believes that the acquisition of Tantan helps to enrich its product line, expands its user base and strengthens its leading position in China’s open social market
.

The consideration consisted of RMB3,930,246 of cash, of which RMB3,864,255 was paid as of December 31, 2020. The consideration also included 5,328,853 newly issued Class A ordinary shares of the Company which were fully issued as of the acquisition date.

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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

3.	ACQUISITIONS - continued
Acquisition of Tantan
- continued

The following information summarizes the results of operation attributable to the acquisition included in the Group’s consolidated statement of operations since the acquisition date:

Year ended December 31, 2018
RMB
Net revenue	417,998
Net loss	519,206

Pro forma information of acquisitions
The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December
31
,
2018
assuming that the acquisition of Tantan occurred on January
1
,
2018
. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

Year ended December 31, 2018
(Unaudited)
RMB
Pro forma net revenue	13,511,439
Pro forma net income attributable to ordinary shareholders of Momo Inc.	2,383,646
Pro forma net income per ordinary share - basic	5.86
Pro forma net income per ordinary share - diluted	5.50

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Deposits with third-party payment channels (i)	190,037	210,825
Interest receivable	105,450	118,756
Deposits at third party broker (ii)	—	71,653
Input VAT (iii)	107,879	69,656
Advance to suppliers (iv)	80,419	66,692
Deferred platform commission cost	35,922	35,398
Prepaid income tax and other expenses	19,738	16,686
Corporate lending receivable (v)	40,000	—
Others	19,555	24,030
	599,000	613,696

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(i)
Deposits with third-party
payment channels are mainly the cash deposited in certain third-party payment channels by the Group for the broadcasters and the gift recipients who received the virtual items in the value-added service to withdraw their revenue sharing and the customer payment to the Group’s account through the third-party payment channels.

(ii)
On September 7, 2020, the Company engaged Credit Suisse Securities(USA) LLC (“Credit Suisse”) as agent to facilitate the share repurchase program. During the year ended December 31, 2020, the Company deposited US$60,000 at Credit Suisse, of which US$49,019 has been used to repurchase total 7,181,576 shares as of December 31, 2020.

(iii)
Input VAT mainly occurred from the purchasing of goods or other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

(iv)	Advance to suppliers were primarily for advertising fees and related service fees.
(v)
Corporate lending receivable was a loan to a third-party entity during 2018, which matured in June 2020. The annual interest rate is 10%, which can be waived if certain conditions are met. The third-party entity repaid RMB8,000 during the year ended December 31, 2020. The Company then assessed the collectability of the remaining loan balance as not probable, and thus recorded impairment loss in full amounting to
 RMB32,000 for the year ended December 31, 2020.

5.	LONG-TERM INVESTMENTS

	As of December 31,
	2019	2020
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	73,418	78,382
Hangzhou Aqua Ventures Investment Management L.P. (ii)	106,704	63,093
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (i ii )	27,465	36,702
Others (v)	44,193	38,694
Equity securities without readily determinable fair values
Hunan Qindao Cultural Spread Ltd. ( iv )	30,000	30,000
Hangzhou Faceunity Technology Limited ( iv )	70,000	70,000
Haining Yijiayi Culture Co., Ltd. ( iv )	25,000	25,000
Others (v)	119,125	113,125

	495,905	454,996

The Group performed impairment analysis for equity method investments and equity securities without readily determinable fair values periodically.

Impairment losses of RMB43,200, RMB15,711 and RMB10,500

were recorded for long-term investments under “other gain or loss, net” in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively.

(i)
On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2019 and 2020. The Group recognized its share of partnership profit in Jingwei of RMB16,168, RMB8,977 and RMB4,964 during the year ended December 31, 2018, 2019 and 2020, respectively.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

5.	LONG-TERM INVESTMENTS - continued

(ii)
On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The Group recognized its share of partnership profit or (loss) in Aqua of RMB20,797, RMB1,415 and RMB(42,458) for the years ended December 31, 2018, 2019 and 2020, respectively. The Group received distribution from Aqua of RMB1,153 during the year ended December 31, 2020.

(i ii )
On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000, which had been fully paid as of December 31, 2020. The Group recognized its share of partnership profit or (loss) in Tianfu of RMB8,586, RMB(2,121) and RMB237 during the years ended December 31, 2018, 2019 and 2020, respectively.

( i v)
The Group invested in certain preferred shares of private companies. As these investments were neither debt security nor in-substance common stock, they were accounted as an equity securities without readily determinable fair values and measured at fair value using the measurement alternative. There has been no orderly transactions for the identical or a similar investment of the same issuer noted for the years ended December 31, 2018, 2019 and 2020.

(v)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Computer equipment	623,482	718,508
Office equipment	150,048	171,663
Vehicles	3,599	3,807
Leasehold improvement	99,671	105,165
Less: accumulated depreciation	(530,439)	(733,292)
Exchange difference	(16)	(86)

	346,345	265,765

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 were RMB148,238, RMB198,237 and RMB208,990, respectively.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

7.	INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Trade name	695,789	652,134
Active user	372,007	348,666
Technology	28,349	26,570
License	52,433	50,133
Game copyright	2,170	2,170
Less: accumulated amortization and impairment	(257,034)	(414,292)
Exchange difference	(3,411)	21,830

Net book value	890,303	687,211

Amortization expenses and impairment losses charged to the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 were RMB93,030, RMB157,954 and RMB157,258, respectively.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2021	143,650
2022	139,960
2023	99,282
2024	70,227
2025	70,227
Thereafter	163,865

Total	687,211

8.	GOODWILL

	As of December 31, 2020
	Momo	Tantan	Total
	RMB	RMB	RMB
Balance, as of January 1, 2019	22,130	4,284,699	4,306,829
Foreign exchange differences	—	53,781	53,781
Balance, as of December 31, 2019	22,130	4,338,480	4,360,610
Foreign exchange differences	—	(272,207)	(272,207)

Balance, as of December 31, 2020	22,130	4,066,273	4,088,403

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

8.	GOODWILL - continued

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. The Group performed a goodwill impairment analysis as of December 31, 2019 and 2020. When determining the fair value of both the Momo and Tantan reporting units, the Group used a discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Momo and Tantan reporting units’ operations and the uncertainty inherent in the Group’s internally developed forecasts. Based on the Group’s assessment as of December 31, 2019 and 2020, the fair value of both business reporting units exceeded their carrying value.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accrued payroll and welfare	335,012	261,599
Payable for advertisement	304,954	254,264
Balance of users’ virtual accounts	120,935	127,520
Other tax payables	55,872	53,974
Accrued professional services and related service fee	68,825	52,566
VAT payable	29,975	29,930
Others	70,300	74,982

Total	985,873	854,835

10.	CONVERTIBLE SENIOR NOTES
In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events. During the year ended December 31, 2019, the conversion rate was adjusted to 15.7172 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$63.62 per ADS) due to the cash dividend paid in April 2019. During the year ended December 31, 2020, the conversion rate was adjusted to 16.2937 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$61.37 per ADS) due to the cash dividend paid in April 2020.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2019 and 2020, no Notes were converted into the Company’s ADSs.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

10.	CONVERTIBLE SENIOR NOTES - continued

The Notes bear interest at a rate of 1.25% per year and will be payable semiannually.
As of December 31, 2019 and 2020, the carrying value of the Notes was RMB4,954,352 and
RMB4,658,966,
including
unamortized issuance cost of
RMB92,953
 and

RMB71,659
,

respectively. The issuance
costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the year ended December 31, 2019 and 2020. Amortization
 and
interest expenses related to the convertible senior notes amounted to RMB78,501 and
 RMB78,872
during the year ended December 31, 2019 and 2020.
The conversion option meets the definition of a derivative. However, since the conversion option is considered indexed to the Company’s own stock and classified in stockholders’ equity, the scope exception is met and accordingly the bifurcation of the conversion option from the Notes is not required. There is no beneficial conversion feature attributable to the Notes as the set conversion prices for the Notes are greater than the respective fair values of the ordinary share price at date of issuance. Additionally, the feature of mandatory redemption upon maturity is clearly and closely related to the debt host and does not need to be bifurcated.
Based on above, the Company accounted for the Notes in accordance with ASC 470, as a single instrument under long-term debt. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes.

11.	LEASES
Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities in different cities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term. The Company elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Total operating lease expense was RMB160,791 and RMB154,368, including RMB26,848 and RMB20,418 short-term lease expense for the year ended December 31, 2019 and 2020, respectively. The operating lease expense was recorded in cost and expenses on the consolidated statements of operations.

	For the years ended December 31
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	106,288	113,577
Non-cash right-of-use assets obtained in exchange for new lease obligations:
Operating leases	127,362	236,499
Weighted average remaining lease term
Operating leases	1.59	2.46
Weighted average discount rate
Operating leases	4.52%	3.33%

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

11.	LEASES - continued
Operating leases
- continued

As of December 31, 2020, the Group has no significant lease contract that has been entered into but not yet commenced, and the future minimum payments under operating leases were as follows:

Amounts
RMB
2021	135,107
2022	101,646
2023 and thereafter	44,409
Less imputed interest	11,933

Total	269,229

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2018, total rental expense for all operating leases base
d
on ASC 840 amounted to RMB78,713.

12.	FAIR VALUE
Measured and disclosed on recurring basis
The Group measures its financial assets and liabilities including cash and cash equivalents at fair value on a recurring basis as of December 31, 2019 and 2020. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.
As of December 31, 2019 and 2020, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2019	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	2,612,743	2,612,743	—	—

Total	2,612,743	2,612,743	—	—

	Fair Value Measured as of December 31,
Description	2020	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	3,363,942	3,363,942	—	—

Total	3,363,942	3,363,942	—	—

The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2019 and 2020, the fair value of the Notes was RMB4,761,577 and RMB3,991,465, respectively.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

12.	FAIR VALUE - continued
Measured on nonrecurring basis
The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the years ended December 31, 2019 and 2020, the Group recorded an impairment loss of RMB3,211 and RMB nil, respectively.
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2019 and 2020, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB12,500 and RMB10,500, respectively.

Such impairments are considered level 3 fair value measurements because the Group used unobservable inputs such as the management projection of discounted future cash flow and the discount rate.

For goodwill impairment testing, refer to Note 8 for details.

13.	INCOME TAXES
Cayman
In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.
BVI
Momo BVI is a
tax-exempted
company incorporated in the BVI.
The United States (“US”)
The Company’s subsidiaries domiciled in the U.S. are subject to an income tax rate of
21%
for taxable income earned as determined in accordance with relevant tax rules and regulations in the U.S.
Hong Kong
The Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effective since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
tax rate. Momo HK received special dividend of RMB2,200 million during the year ended December 31, 2020. Withholding taxes of RMB220 million in connection with the dividends were fully paid during the years ended December 31, 2020.
Singapore
The Company’s subsidiary domiciled in Singapore is subject to a tax rate of 17% on its taxable income.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

13.	INCOME TAXES - continued

PRC
In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year which was from 2015 to 2016 followed by a tax rate of 12.5% for the succeeding three years which is from 2017 to 2019. Beijing Momo IT was qualified “High and New Technology Enterprises” (“HNTEs”) and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2023.
Beijing Momo IT applied for Key Software Enterprise (“KSE”) status for fiscal year 2019 and was approved in 2020, which entitled Beijing Momo IT at the preferential tax rate of 10% for 2019. Accordingly, in 2020 Beijing Momo IT recorded the preferential tax rate adjustment from 12.5% to 10% for income tax expense of the fiscal year of 2019.
According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year ended December 31, 2020 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
In July 2019, Tantan Technology qualified as HNTE. As such, Tantan Technology enjoyed a preferential tax rate of 15% from 2019 to 2021. The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.

During the year ended December 31, 2020, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax audit on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2016 to 2020 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2020, at the tax authority’s discretion.
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

13.	INCOME TAXES - continued
PRC
- continued

If any entity within the Group that is outside the PRC were to be a non-resident
for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. During the year ended December 31, 2020, Beijing Momo IT withheld and paid RMB220 million withholding tax when it paid a special dividend to its parent company, Momo HK.
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
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Advertising expense	239,937	272,228
Net operating loss carry-forward	117,595	178,378
Accrued expenses	26,196	22,293
Impairment on long-term investments and game copyright	14,117	15,617
Less: valuation allowance	(360,781)	(456,021)

Deferred tax assets, net	37,064	32,495

Deferred tax liabilities:
Intangible assets acquired	222,576	171,803

Deferred tax liabilities, net	222,576	171,803

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
As of December 31, 2020, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the PRC, VIEs, and VIEs’ subsidiaries amounted to RMB463,266. The net operating loss in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The net operating loss of entities in the PRC will begin to expire in 2021, if not utilized.
As of December 31, 2020, the net operating loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB190,543, which would be carried forward indefinitely and set off against its future taxable profits.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

13.	INCOME TAXES - continued
PRC
- continued

As of December 31, 2020, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the US amounted to RMB76,638. RMB70,055 was generated from the years before 2019, which can be carried back two years and forward twenty years. The remaining RMB6,583 was generated during the year after 2019, which can be carried forward indefinitely but cannot be carried back, and can be used to offset only 80 percent of the taxable income.
As of December 31, 2020, the net operating loss carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB56,847, which can be carried forward indefinitely and set off against its future taxable profits.
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
Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income before provision for income tax	3,439,535	3,867,919	2,898,534
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory tax rate	859,884	966,980	724,634
Permanent differences and Research and development super-deduction	20,135	24,406	(11,861)
Change in valuation allowance	98,862	39,427	95,240
Effect of income tax rate difference in other jurisdictions	156,136	257,449	123,778
Effect of tax holidays and preferential tax rates	(435,369)	(404,461)	(282,775)
Effect of the preferential tax rate adjustment of prior year’s EIT	—	—	(113,396)
Effect of PRC withholding tax	—	—	220,000

Provision for income tax	699,648	883,801	755,620

If Beijing Momo IT, Chengdu Momo and Tantan Technology did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2018, 2019 and 2020, the increase in income tax expenses and resulting net income per share amounts would be as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Increase in income tax expenses	435,369	404,461	282,775
Net income per ordinary share attributable to Momo Inc. - basic	5.85	6.18	4.37
Net income per ordinary share attributable to Momo Inc. - diluted	5.59	5.86	4.20
No significant unrecognized tax benefit was identified for the years ended December 31, 2018, 2019 and 2020. The Group did not incur any material interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

14.	ORDINARY SHARES
In 2018, 2019 and 2020, 10,122,318, 3,402,830 and 1,883,774 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 16), respectively.
On September 3, 2020, the Company’s Board of Directors authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to
 US$300 million of its shares over the next 12 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.
For the year ended December 31, 2020, the Company repurchased 7,181,576 Class A ordinary shares for US$49,019 (RMB330,207) on the open market, at a weighted average price of US$13.63 per ADS. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

15.	DISTRIBUTION TO SHAREHOLDERS
On March 12, 2019, the Company declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. US$128,607 cash dividend was paid in April 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend
date was April 4, 2019. The cash dividend was recorded as a reduction of retained earnings.
On March 19, 2020, the Company declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. US$158,649 cash dividend was paid in April 2020 to shareholders of record at the close of business on April 8, 2020. The
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

The following table summarizes the option activity for the year ended December 31, 2020:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of December 31, 2019	23,797,707	0.0260	7.05	397,993

Granted	6,678,796	0.0002
Exercised	(1,785,024)	0.0189
Forfeited	(474,210)	0.0002

Outstanding as of December 31, 2020	28,217,269	0.0208	6.82	196,370

Exercisable as of December 31, 2020	15,745,456	0.0371	5.34	109,317
There were 15,745,456 vested options, and 11,290,572 options expected to vest as of December 31, 2020. For options expected to vest, the weighted- average exercise price was US$0.0002 as of December 31, 2020 and aggregate intrinsic value was US$176,161 and US$78,806 as of December 31, 2019 and 2020, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2018, 2019, and 2020 was US$17.75, US$16.42 and US$10.25, respectively. The total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 was US$209,797, US$59,423 and US$14,640, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model after the Company completed its initial public offering, with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield	Exercise price (US$)
2018	3.16%~3.66%	6 years	50.0%~50.7%	—	0.0002
2019	2.45%~3.21%	6 years	49.0%~50.5%	—	0.0002
2020	1.22%~1.48%	6 years	50.6%~54.4%	—	0.0002

(1)	Risk-free interest rate
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

(3)	Volatility
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
For employee, executives and
non-employee
share options, the Group recorded share-based compensation of RMB391,601, RMB496,136 and RMB566,681 during the years ended December 31, 2018, 2019 and 2020, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option
.
As of December 31, 2020, total unrecognized compensation expense relating to unvested share options was RMB970,617, which will be recognized over a weighted average period of 2.46 years. The weighted-average remaining contractual term of options outstanding is 6.82 years.

Restricted share units (“RSUs”) granted by the Company
On May 2, 2018, April 15, 2019 and April 15, 2020, the Company granted 100,000, 130,000 and 130,000 shares of RSUs, respectively, to independent directors under the 2014 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.
The Group recorded share-based compensation of RMB6,609, RMB10,622 and RMB11,486 for RSUs for the years ended December 31, 2018, 2019 and 2020, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2020, total unrecognized compensation expense relating to unvested RSUs was RMB20,957 which will be recognized over a weighted average period of 2.44 years.
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
Restricted shares granted by QOOL Inc.
- continued

The Group recorded share-based compensation of RMB566, RMB10,811 and RMB10,227 for the restricted shares for the years ended December 31, 2018, 2019 and 2020, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2020, total unrecognized compensation expense relating to unvested restricted shares was RMB nil.
Share options granted by Tantan
In March 2015, Tantan adopted the 2015 share incentive plan (“2015 Plan”), pursuant to which a maximum aggregate of 1,000,000 shares may be issued pursuant to awards may be authorized, but unissued ordinary shares. The Board of Directors of Tantan may in its discretion make adjustments to the numbers of shares. In April 2016 and March 2017, the Board of Directors of Tantan approved to adjust the numbers of shares to a maximum aggregate of 2,000,000 and 2,793,812, respectively.
In July 2018, Tantan adopted the 2018 share incentive plan (“2018 Plan”), pursuant to which the maximum aggregate number of shares which may be issued shall initially be 5,963,674 ordinary shares, plus that number of ordinary shares authorized for issuance under the 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The time and condition to exercise options will be determined by Tantan’s Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination.
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
Options classified as equity awards
The following table summarizes the option activity for the year ended December 31, 2020:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of December 31, 2019	11,925,083	2.1490	7.40	34,356

Granted	2,113,299	3.2235
Redeemed	(1,563,979)	0.1219
Forfeited	(2,505,598)	2.8059

Outstanding as of December 31, 2020	9,968,805	2.5297	6.98	22,035

Exercisable as of December 31, 2020	6,166,096	1.9210	6.10	16,994

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as equity awards
- continued
During the year ended December 31, 2020, the Company voluntarily repurchased for employees’ vested options upon the termination of their employment with total consideration of RMB54,367. Those options were subsequently cancelled. Cash payments amounting to RMB26,276 were made during the year ended December 31, 2020. The Group recorded the consideration directly to equity, to the extent that the amount does not exceed the fair value of the vested option repurchased at the repurchase date. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.

There were 6,166,096 vested options, and 2,890,056 options expected to vest as of December 31, 2020. For options expected to vest, the weighted- average exercise price was US$3.52 as of December 31, 2020 and the aggregate intrinsic value amounted to US$13,037 and US$3,831 as of December 31, 2019 and 2020, respectively.
The weighted-average grant-date fair value of the share options granted during the years
 ended December
31
,
2018
,
2019
and
2020
was US$
3.00
, US$
3.05
and US$
3.08
, respectively.
The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2018	3.58%	10 years	55.4%	—	0.32~5.0
2019	2.30%~3.50%	10 years	54.2%~55.4%	—	0.32~5.0
2020	1.52%~1.83%	10 years	53.8%~57.1%	—	0.002~5.0

(1)	Risk-free interest rate
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as equity awards
- continued

(6)	Fair value of underlying ordinary shares
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation before Tantan was acquired and on a contemporaneous valuation after Tantan was acquired, which used management’s best estimate for projected cash flows as of each valuation date. The estimated fair value of the ordinary shares of Tantan was
US$5.03 and
US$4.50
as of December 31, 2019 and 2020, respectively.
For share options classified as equity awards, Tantan recorded share-based compensation of RMB94,977, RMB99,635 and RMB77,807 during the year
s
 ended December 31, 2018, 2019 and 2020, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2020, total unrecognized compensation expense relating to unvested share options was RMB75,772 which will be recognized over a weighted average period of 2.21 years. The weighted-average remaining contractual term of options outstanding is 6.98 years.
Options classified as liability awards
In August 2018, Tantan granted 17,891,025 share options to its founders under the 2018 Plan. The founders have the right to request Tantan to redeem for cash the vested options upon the termination of the founders’ employment at a fixed equity value
 of Tantan. Therefore, the awards are classified as liability on the consolidated balance sheet due to their cash settlement feature. The options include a four years vesting condition whereas options vest ratably at the end of each year. Accordingly, the awards are re-measured
at each reporting date with a corresponding charge to share-based compensation expense and are amortized over the estimated vesting period. The share options also include a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance conditions.

During the year ended December 31, 2019, all outstanding options granted to Tantan’s founders were vested as the necessary performance conditions were probable to be satisfied. Thereafter, the awards are re-measured at fair value at each reporting date with a corresponding charge to share-based compensation expense.

The fair value of each option granted was estimated using the binomial tree pricing model with the following assumptions used during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2018	3.39%~3.58%	10 years	55.4%~55.6%	—	0.0004
2019	2.45%~3.19%	10 years	54.2%~55.5%	—	0.0004
2020	1.31%~1.59%	10 years	54.0%~56.1%	—	0.0004

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

16.	SHARE-BASED COMPENSATION - continued
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
The estimated fair value of the ordinary shares of Tantan was US$5.03 and
 US$4.50 as
of December 31, 2019 and 2020, respectively.
For share options classified as liability awards, Tantan recorded share-based compensation of RMB86,778, RMB791,028 and RMB12,485 during the years ended December 31, 2018, 2019 and 2020, respectively, including the impact of the accelerate vesting and the subsequent adjustment of the fair value at each reporting dates.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

17.	NET INCOME PER SHARE
The calculation of net income per share is as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	2,815,775	2,970,890	2,103,484
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	407,009,875	415,316,627	416,914,898

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	433,083,643	451,206,091	452,081,642	(i)

Net income per ordinary share attributable to Momo Inc. - basic	6.92	7.15	5.05

Net income per ordinary share attributable to Momo Inc. - diluted	6.59	6.76	4.83

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2018, 2019 and 2020, because their effect is anti-dilutive:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Share issuable upon exercise of share options	1,117,334	902,655	9,907,671
Share issuable upon exercise of RSUs	—	45,893	220,781

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
For the year ended December 31, 2020, an incremental weighted average number of 11,762,418 ordinary shares from the assumed exercise of share options and RSUs and an incremental weighted average number of 23,404,327 ordinary shares resulting from the assumed conversion of convertible senior notes were included.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

18.	COMMITMENTS AND CONTINGENCIES
Investment commitments
The Group was obligated to subscribe RMB13,500 and RMB nil for partnership interest and equity interest of certain long-term investees under various arrangements as of December 31, 2019 and 2020, respectively.
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

19.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of a long-term investee
Hunan Qindao Cultural Spread Ltd.	Long-term investee
Beijing Shiyue Haofeng Media Co., Ltd.	Long-term investee
Beijing Santi Cloud Union Technology Co., Ltd. (i)	Long-term investee
Beijing Santi Cloud Time Technology Co., Ltd. (i)	Affiliate of a long-term investee

(i)
The Company deconsolidated Beijing Santi Cloud Union Technology Co., Ltd. and its subsidiary, Beijing Santi Cloud Time Technology Co., Ltd. on March 31, 2020, and returned a remaining equity investment accounted as equity securities without determinable fair value that investment was further sold in November 2020.

(1)	Amount due from a related party-current

	As of December 31,
	2019	2020
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (ii)	4,382	—

Total	4,382	—

(ii)	The amount of RMB4,382 as of December 31, 2019 represented the uncollected amounts for the mobile marketing services provided to Hunan Qindao Network Media Technology Co., Ltd.

(2)	Amount due to related parties – current

	As of December 31,
	2019	2020
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	29,596	19,462
Others	10	—

Total	29,606	19,462

(iii)	The amount of RMB29,596 and RMB19,462 as of December 31, 2019 and 2020 primarily represented the unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

19.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)	Sales to a related party

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (vi)	—	5,449	5,627

Total	—	5,449	5,627

(vi)	The sales to Hunan Qindao Network Media Technology Co., Ltd. represented mobile marketing services provided.

(4)	Purchase from related parties

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (v)	429,345	497,789	354,274
Beijing Santi Cloud Union Technology Co., Ltd. (vi)	—	—	5,511
Beijing Santi Cloud Time Technology Co., Ltd. (vi)	—	—	3,410
Beijing Shiyue Haofeng Media Co., Ltd. (v)	2,005	2,070	164

Total	431,350	499,859	363,359

(v)	The purchases from Hunan Qindao Network Media Technology Co., Ltd. and Beijing Shiyue Haofeng Media Co., Ltd. mainly represent the Revenue Sharing.
(vi)	The purchase from Beijing Santi Cloud Union Technology Co., Ltd. and Beijing Santi Cloud Time Technology Co., Ltd. is mainly related to its bandwidth services.

20.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.
During the years ended December 31, 2018, 2019 and 2020, as a result of the Tantan acquisition discussed in Note 3, the Group determined that Tantan met the criteria for separate reportable segment given its financial information is separately reviewed by the Group’s CEO. Additionally, the Group started its entertainment business that included TV content production through one of its subsidiary QOOL, for which the Group’s CEO started to review discrete financial information. As a result, the Group determined that for the years ended December 31, 2018, 2019 and 2020, it operated in three operating segments namely Momo, Tantan and QOOL. Momo’s services mostly include live video services, value-added services, mobile marketing services and mobile games derived from the Momo’s platform. Tantan’s services mainly include value-added services and live video services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

20.	SEGMENT INFORMATION - continued

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, operating income and net income. Net revenues, operating cost and expenses, operating income, and net income by segment for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,2018
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	12,812,421	417,998	178,002	13,408,421
Cost and expenses:
Cost of revenues	(6,572,954)	(174,858)	(435,085)	(7,182,897)
Research and development	(614,064)	(146,580)	—	(760,644)
Sales and marketing	(1,269,493)	(520,161)	(22,608)	(1,812,262)
General and administrative	(472,057)	(121,887)	(46,079)	(640,023)
Total cost and expenses	(8,928,568)	(963,486)	(503,772)	(10,395,826)
Other operating income	252,458	173	1,066	253,697
Income (loss) from operations	4,136,311	(545,315)	(324,704)	3,266,292
Interest income	268,583	4,285	78	272,946
Interest expense	(56,503)	—	—	(56,503)
Other gain or loss, net	(43,200)	—	—	(43,200)
Income tax (expenses) benefits	(716,729)	21,824	(4,743)	(699,648)
Share of income on equity method investments	48,660	—	—	48,660

Net income (loss)	3,637,122	(519,206)	(329,369)	2,788,547

	For the year ended December 31,2019
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	15,740,815	1,259,906	14,368	17,015,089
Cost and expenses:
Cost of revenues	(8,065,300)	(415,688)	(11,108)	(8,492,096)
Research and development	(797,471)	(297,560)	—	(1,095,031)
Sales and marketing	(1,521,511)	(1,162,912)	(6,401)	(2,690,824)
General and administrative	(641,269)	(851,099)	(34,914)	(1,527,282)
Total cost and expenses	(11,025,551)	(2,727,259)	(52,423)	(13,805,233)
Other operating income	323,444	—	21,399	344,843
Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699
Interest income	396,672	10,706	164	407,542
Interest expense	(78,611)	—	—	(78,611)
Other gain or loss, net	(15,711)	—	—	(15,711)
Income tax (expenses) benefits	(917,265)	33,464	—	(883,801)
Share of income on equity method investments	(23,350)	—	—	(23,350)

Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

20.	SEGMENT INFORMATION - continued

	For the year ended December 31,2020
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	12,631,119	2,368,314	24,755	15,024,188
Cost and expenses:
Cost of revenues	(6,865,836)	(1,088,816)	(22,129)	(7,976,781)
Research and development	(844,826)	(322,851)	—	(1,167,677)
Sales and marketing	(1,454,123)	(1,359,709)	(90)	(2,813,922)
General and administrative	(664,458)	(73,019)	(25,673)	(763,150)
Total cost and expenses	(9,829,243)	(2,844,395)	(47,892)	(12,721,530)
Other operating income	223,312	3,945	1,520	228,777
Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435
Interest income	440,878	3,353	240	444,471
Interest expense	(78,872)	—	—	(78,872)
Other gain or loss, net	1,500	—	—	1,500
Income tax (expenses) benefits	(770,333)	14,713	—	(755,620)
Share of income on equity method investments	(42,522)	—	—	(42,522)

Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392

21.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB166,998, RMB214,313 and RMB209,930 for the years ended December 31, 2018, 2019 and 2020, respectively.

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
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

MOMO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(in thousands, except share data)

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.
The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB5,194, RMB2,701 and RMB nil for the years ended December 31, 2018, 2019 and 2020, respectively.
Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs and VIEs’ subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB1,477,339, RMB1,504,378 and RMB1,475,551 as of December 31, 2018, 2019 and 2020, respectively.

23.	SUBSEQUENT EVENTS
Special cash dividend
On March 19, 2021, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend will be paid on
April 30, 2021
to shareholders of record at the close of business on April 13, 2021. The ex-dividend
date was April 12, 2021. The aggregate amount of cash dividends to be paid is approximately US$132 million, which will be funded by surplus cash on the Company’s balance sheet.
Execution of share repurchase program
Under the 2020 share repurchase program, as of the date of this report, the Company had repurchased approximately
3.63
million ADSs for approximately
US$49.5
million on the open market, at an average purchase price of
US$13.63 per ADS.
Preferred share investment
In April 2021, the Group entered into a preferred share purchase agreement with a third party company that provides home services, with an aggregate consideration of approximately US$46 million. This transaction was completed in late April 2021. The Company is in the process of evaluating the accounting treatment of these transactions
.