Form 20-F
period 2021-12-31
Hello Group Inc.
filed 2022-04-27
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to

Commission file number:
001-36765

Hello Group Inc.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (each American depositary share representing two Class A ordinary shares, par value US$0.0001 per share)	MOMO	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
314,836,418 Class A ordinary shares and 80,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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

•
“Hello Group,” “we,” “us,” “our company,” or “our” refers to our holding company Hello Group Inc., previously named “Momo Inc.,” its subsidiaries and in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries;

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

Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.3726 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information
Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entity
Hello Group Inc. is not a PRC operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities accounted for 99.9%, 99.2% and 98.4% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Hello Group” refers to Hello Group Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries in China, including but not limited to Beijing Momo Technology Co., Ltd. (“Beijing Momo”), Tianjin Heer Technology Co., Ltd. ( “Tianjin Heer”), Loudi Momo Technology Co. Ltd. (“Loudi Momo”), Chengdu Momo Technology Co. Ltd. (“Chengdu Momo”), Hainan Yilingliuer Network Technology Co., Ltd. (“Hainan Yilingliuer”), Hainan Miaoka Network Technology Co., Ltd. (“Hainan Miaoka”), Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”), Tianjin Apollo Exploration Culture Co., Ltd.(“Tianjin Apollo”), QOOL Media (Tianjin) Co., Ltd (“Tianjin QOOL Media”), Beijing Top Maker Technology Co., Ltd. (“Beijing Top Maker,” formerly known as Beijing Fancy Reader Technology Co., Ltd.), Beijing Perfect Match Technology Co., Ltd. (“Beijing Perfect Match”) and SpaceTime (Beijing) Technology Co., Ltd. (“SpaceTime Beijing”). Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Our subsidiaries, the consolidated affiliated entities and their shareholders have entered into a series of contractual agreements. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to the consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over the consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in the consolidated affiliated entities when and to the extent permitted by PRC law.
A series of contractual agreements, including business operation agreement, exclusive call option agreement, equity interest pledge agreement, exclusive cooperation agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the consolidated affiliated entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated affiliated entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the consolidated affiliated entities and consolidates the consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification (“
ASC
”) topic 810,
Consolidation
. Accordingly, we treat the consolidated affiliated entities as the consolidated entities under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the consolidated affiliated entities in the consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the PRC government deems that our contractual arrangements with the consolidated affiliated entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. The company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the consolidated affiliated entities. A significant part of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our PRC subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. Hello Group Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
Other Risks related to Our PRC Operations
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States exchange. In addition, since our auditor is located in China, a jurisdiction where the Public Company Accounting Oversight Board (United States), or the PCAOB, has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act, or the HFCA Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The HFCA Act
The HFCA Act was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.
Cash Flow through Our Organization
Hello Group Inc. is a holding company with no operations of its own. We conduct our operations primarily through our PRC subsidiaries, the consolidated affiliated entities and their subsidiaries in China. As a result, Hello Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax
profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.
Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated affiliated entities in which we have no legal ownership, totaling RMB1.5 billion, RMB1.5 billion and RMB1.5 billion (US$0.2 billion) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”
For the years ended December 31, 2019, 2020 and 2021, the Company declared and distributed cash dividends with amount of US$128.6 million, US$158.6 million and US$132.0 million to its investors, respectively, which was funded by surplus cash on our balance sheet.
For the years ended December 31, 2019, 2020 and 2021, Beijing Momo IT declared and distributed dividends with amount of RMB nil, RMB2,200.0 million and RMB1,300.0 million (US$204.0 million), respectively, to its offshore parent company, Momo HK. Withholding taxes of RMB nil, RMB220.0 million, and RMB130.0 million (US$20.4 million) in connection with the dividends were fully paid during the years ended December 31, 2019, 2020 and 2021, respectively.

Under PRC law, Hello Group Inc. may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. Hello Group Inc., its subsidiaries and the consolidated affiliated entities may also transfer cash through intra-group transactions.
For the years ended December 31, 2019, 2020 and 2021, Hello Group Inc. provided loans with principal amount of RMB nil, RMB118.2 million and RMB820.9 million (US$128.8 million), respectively, to its subsidiaries, and there was no repayment from the subsidiaries to Hello Group Inc.
For the years ended December 31, 2019, 2020 and 2021, Hello Group Inc. provided capital contributions with the amount of RMB70,000.0, RMB142,000.0 and RMB nil, respectively, to its subsidiaries.
For the years ended December 31, 2019, 2020 and 2021, the subsidiaries of Hello Group Inc. provided loans with principal amount of RMB15.2 million, RMB nil and RMB nil, respectively, to Hello Group Inc., and there was no repayment from Hello Group Inc. to its subsidiaries
For the years ended December 31, 2019, 2020 and 2021, subsidiaries of Hello Group Inc. provided loans with principal amount of RMB nil, RMB nil and RMB799.8 million (US$125.5 million), respectively, to the consolidated affiliated entities and there was no repayment from the consolidated affiliated entities to our subsidiaries.
For the years ended December 31, 2019, 2020 and 2021, the consolidated affiliated entities provided loans with principal amount of RMB65.3 million., RMB71.9 million and RMB nil, respectively, to our PRC subsidiaries and there was no repayment from our PRC subsidiaries to the consolidated affiliated entities.
The consolidated affiliated entities may transfer cash to the subsidiaries of Hello Group Inc. by paying service fees and license fees pursuant to certain contractual arrangements among them, and we intend to settle the services fees and license fees through such contractual arrangements going forward. For the years ended December 31, 2019, 2020 and 2021, subsidiaries of Hello Group Inc. received license fee, technical service fees and non-technical
services fees with amount of RMB8,975.3 million, RMB6,317.8 million and RMB5,616.2 million (US$881.3 million), respectively, from the consolidated affiliated entities.
For the years ended December 31, 2019, 2020 and 2021, cash paid by the consolidated affiliated entities to other subsidiaries for other operation service fees were RMB88.9 million, RMB23.0 million and RMB64.5 million (US$10.1 million), respectively. For the years ended December 31, 2019, 2020 and 2021, cash paid by other subsidiaries to consolidated affiliated entities for other operation service fees were RMB43.9 million, RMB12.0 million and RMB nil, respectively.
Our PRC subsidiaries may charge the consolidated affiliated entities for services provided to the consolidated affiliated entities. These service fees shall be recognized as expenses of the consolidated affiliated entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated affiliated entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated affiliated entities and as income by our PRC subsidiaries and are tax neutral.
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and consolidated affiliated entity in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, consolidated affiliated entity and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the consolidated affiliated entity in China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, and the internet culture operation license and the internet audio/video program transmission license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the consolidated affiliated entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.”
Financial Information Related to the Consolidated Affiliated Entity
The following table presents the condensed consolidating schedule of financial position for the consolidated affiliated entity and other entities as of the dates presented.
Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	239,180	14,336,539	—	14,575,719
Inter-company revenues (1)	—	5,100,060	1,352	(5,101,412)	—
Total costs and expenses	(248,609)	(8,283,022)	(13,711,014)	5,101,412	(17,141,233)
Income (loss) from subsidiaries and VIEs (2)	(2,629,002)	587,881	—	2,041,121	—
Other income (loss)	(36,876)	324,513	182,813	—	470,450

Income (loss) before income tax expense and share of loss on equity method investments	(2,914,487)	(2,031,388)	809,690	2,041,121	(2,095,064)
Income tax expenses	—	(597,628)	(224,928)	—	(822,556)
Share of income (loss) on equity method investments	779	—	(8,863)	—	(8,084)

Net income (loss)	(2,913,708)	(2,629,016)	575,899	2,041,121	(2,925,704)
Less: net loss attributable to non-controlling interests	—	(14)	(11,982)	—	(11,996)

Net income (loss) attributable to Hello Group’s shareholders	(2,913,708)	(2,629,002)	587,881	2,041,121	(2,913,708)

	For the Year Ended December 31, 2020
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	121,497	14,902,691	—	15,024,188
Inter-company revenues (1)	—	6,257,010	6,580	(6,263,590)	—
Total costs and expenses	(340,519)	(4,253,075)	(14,391,526)	6,263,590	(12,721,530)
Income from subsidiaries and consolidated affiliated entities (2)	2,467,172	501,180	—	(2,968,352)	—
Other income (loss)	(23,169)	367,236	251,809	—	595,876

Income before income tax expense and share of loss on equity method investments	2,103,484	2,993,848	769,554	(2,968,352)	2,898,534
Income tax expenses	—	(526,922)	(228,698)	—	(755,620)
Share of income (loss) on equity method investments	—	233	(42,755)	—	(42,522)

Net income	2,103,484	2,467,159	498,101	(2,968,352)	2,100,392
Less: net loss attributable to non-controlling interests	—	(13)	(3,079)	—	(3,092)

Net income attributable to Hello Group’s shareholders	2,103,484	2,467,172	501,180	(2,968,352)	2,103,484

	For the Year Ended December 31, 2019
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	13,752	17,001,337	—	17,015,089
Inter-company revenues (1)	—	7,807,851	36,786	(7,844,637)	—
Total costs and expenses	(109,066)	(5,267,956)	(16,272,848)	7,844,637	(13,805,233)
Income from subsidiaries and consolidated affiliated entities (2)	3,070,794	750,887	—	(3,821,681)	—
Other income	9,162	300,146	348,755	—	658,063

Income before income tax expense and share of loss on equity method investments	2,970,890	3,604,680	1,114,030	(3,821,681)	3,867,919
Income tax expenses	—	(534,047)	(349,754)	—	(883,801)
Share of loss on equity method investments	—	—	(23,350)	—	(23,350)

Net income	2,970,890	3,070,633	740,926	(3,821,681)	2,960,768
Less: net loss attributable to non-controlling interests	—	(161)	(9,961)	—	(10,122)

Net income attributable to Hello Group’s shareholders	2,970,890	3,070,794	750,887	(3,821,681)	2,970,890

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	876,917	2,218,672	2,474,974	—	5,570,563
Short-term deposits	—	2,310,000	550,000	—	2,860,000
Accounts receivable	—	28,916	176,309	—	205,225
Amounts due from Group companies (3)	1,523,429	—	—	(1,523,429)	—
Other current assets	16,875	344,484	413,713	—	775,072
Long-term deposits	—	6,450,000	750,000	—	7,200,000
Investment in subsidiaries and consolidated affiliated entities (2)	11,751,913	3,085,888	—	(14,837,801)	—
Long-term investments	415,482	—	404,524	—	820,006
Other non-current assets	76,471	362,401	241,500	—	680,372

Total assets	14,661,087	14,800,361	5,011,020	(16,361,230)	18,111,238

Accounts payable	—	90,572	635,635	—	726,207
Deferred revenue	—	20,730	519,237	—	539,967
Amount due to Group companies (3)	—	1,103,742	419,687	(1,523,429)	—
Other current liabilities	77,958	771,947	399,686	—	1,249,591
Non-current liabilities	4,588,608	358,173	63,095	—	5,009,876

Total liabilities	4,666,566	2,345,164	2,037,340	(1,523,429)	7,525,641
Total shareholders’ equity	9,994,521	12,455,197	2,973,680	(14,837,801)	10,585,597
Total liabilities and shareholders’ equity	14,661,087	14,800,361	5,011,020	(16,361,230)	18,111,238

	As of December 31, 2020
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	715,359	1,336,870	1,311,713	—	3,363,942
Short-term deposits	1,761,750	5,200,000	604,500	—	7,566,250
Accounts receivable	—	9,697	191,134	—	200,831
Amounts due from Group companies (3)	733,265	—	—	(733,265)	—
Other current assets	87,916	174,429	353,481	—	615,826
Long-term deposits	—	4,600,000	950,000	—	5,550,000
Investment in subsidiaries and consolidated affiliated entities (2)	15,724,370	2,483,672	—	(18,208,042)	—
Long-term investments	—	—	454,996	—	454,996
Other non-current assets	—	5,203,886	264,825	—	5,468,711

Total assets	19,022,660	19,008,554	4,130,649	(18,941,307)	23,220,556

Accounts payable	—	91,964	607,430	—	699,394
Deferred revenue	—	9,922	501,695	—	511,617
Amount due to Group companies (3)	—	552,479	180,786	(733,265)	—
Other current liabilities	97,784	805,680	402,265	—	1,305,729
Non-current liabilities	4,684,632	1,124,871	58,984	—	5,868,487

Total liabilities	4,782,416	2,584,916	1,751,160	(733,265)	8,385,227
Total shareholders’ equity	14,240,244	16,423,638	2,379,489	(18,208,042)	14,835,329
Total liabilities and shareholders’ equity	19,022,660	19,008,554	4,130,649	(18,941,307)	23,220,556

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities (4)	25,346	1,683,825	(149,973)	—	1,559,198

Loans to Hello Group companies	(820,897)	(799,794)	—	1,620,691	—
Cash dividends received from subsidiaries	1,153,506	—	—	(1,153,506)	—
Purchase of short-term deposits	(516,688)	(3,910,000)	(550,000)	—	(4,976,688)
Cash received on maturity of short-term deposits	2,263,070	6,800,000	604,500	—	9,667,570
Purchase of long-term deposits	—	(1,850,000)	—	—	(1,850,000)
Other investing activities	(115,052)	(375,081)	199,593	—	(290,540)

Net cash provided by (used in) investing activities	1,963,939	(134,875)	254,093	467,185	2,550,342

Borrowings under loan from Hello Group companies	—	820,897	799,794	(1,620,691)	—
Dividends payment to Hello Group Inc.	—	(1,153,506)	—	1,153,506	—
Repurchase of ordinary shares	(862,865)	—	—	—	(862,865)
Dividends payment to Hello Group’s shareholders	(852,743)	—	—	—	(852,743)
Other financing activities	(12,181)	(59,120)	—	—	(71,301)

Net cash provided by (used in) financing activities	(1,727,789)	(391,729)	799,794	(467,185)	(1,786,909)

	For the Year Ended December 31, 2020
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities (4)	(70,022)	2,409,483	741,428	—	3,080,889

Loans to Hello Group companies	(118,159)	—	(71,860)	190,019	—
Capital injection to subsidiaries	(142)	(1,000)	—	1,142	—
Cash dividends received from subsidiaries	1,976,631	—	—	(1,976,631)	—
Purchase of short-term deposits	(1,890,665)	(12,444,500)	(614,500)	—	(14,949,665)
Cash received on maturity of short-term deposits	2,272,659	16,494,500	810,000	—	19,577,159
Purchase of long-term deposits	—	(4,300,000)	(950,000)	—	(5,250,000)
Other investing activities	—	(122,511)	(3,449)	—	(125,960)

Net cash provided by (used in) investing activities	2,240,324	(373,511)	(829,809)	(1,785,470)	(748,466)

Borrowings under loan from Hello Group companies	—	190,019	—	(190,019)	—
Capital injection from parent company	—	142	1,000	(1,142)	—
Dividends payment to Hello Group Inc.	—	(1,976,631)	—	1,976,631	—
Repurchase of ordinary shares	(330,207)	—	—	—	(330,207)
Dividends payment to Hello Group’s shareholders	(1,123,983)	—	—	—	(1,123,983)
Other financing activities	(18,128)	(25,832)	—	—	(43,960)

Net cash provided by (used in) financing activities	(1,472,318)	(1,812,302)	1,000	1,785,470	(1,498,150)

	For the Year Ended December 31, 2019
	Hello Group Inc.	Other Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities (4)	(3,222)	4,032,402	1,419,706	—	5,448,886

Loans to Hello Group companies	—	(15,182)	(65,275)	80,457	—
Capital injection to subsidiaries	(70)	—	—	70	—
Purchase of short-term deposits	(2,000,130)	(19,005,005)	(1,146,000)	—	(22,151,135)
Cash received on maturity of short-term deposits	2,985,425	15,355,005	346,000	—	18,686,430
Other investing activities	—	(483,386)	(81,828)	—	(565,214)

Net cash provided by (used in) investing activities	985,225	(4,148,568)	(947,103)	80,527	(4,029,919)

Borrowings under loan from Hello Group companies	15,182	65,275	—	(80,457)	—
Capital injection from parent company	—	70	—	(70)	—
Deferred payment for business acquisition	(379,507)	—	—	—	(379,507)
Dividends payment to Hello Group’s shareholders	(877,346)	—	—	—	(877,346)
Other financing activities	187	(28,114)	11,000	—	(16,927)

Net cash provided by (used in) financing activities	(1,241,484)	37,231	11,000	(80,527)	(1,273,780)

Notes:
(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investment among Hello Group Inc., other subsidiaries, and consolidated affiliated entities and their subsidiaries.
(3)	Represents the elimination of intercompany balances among Hello Group Inc., other subsidiaries, and consolidated affiliated entities and their subsidiaries.

(4)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the consolidated affiliated entities to other subsidiaries for license fee, technical service fees and non-technical
service fees were RMB8,975.3 million, RMB6,317.8 million and RMB5,616.2 million (US$881.3 million), respectively. For the years ended December 31, 2019, 2020 and 2021, cash paid by the consolidated affiliated entities to other subsidiaries for other operation service fee were RMB88.9 million, RMB23.0 million and RMB64.5 million (US$10.1 million), respectively. For the years ended December 31, 2019, 2020 and 2021, cash paid by other subsidiaries to consolidated affiliated entities for other operation service fees were RMB43.9 million, RMB12.0 million and RMB nil, respectively.

Selected Consolidated Financial Data
The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2019, 2020 and 2021 and the selected consolidated balance sheets data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
The selected consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2021 US$

		(in thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues (1)	8,886,390	13,408,421	17,015,089	15,024,188	14,575,719	2,287,248
Cost and expenses (2)
Cost of revenues	(4,373,377)	(7,182,897)	(8,492,096)	(7,976,781)	(8,383,431)	(1,315,543)
Research and development expenses	(346,144)	(760,644)	(1,095,031)	(1,167,677)	(1,131,781)	(177,601)
Sales and marketing expenses	(1,467,376)	(1,812,262)	(2,690,824)	(2,813,922)	(2,604,309)	(408,673)
General and administrative expenses	(422,005)	(640,023)	(1,527,282)	(763,150)	(624,700)	(98,029)
Impairment loss on goodwill and intangible assets	—	—	—	—	(4,397,012)	(689,987)

Total cost and expenses	(6,608,902)	(10,395,826)	(13,805,233)	(12,721,530)	(17,141,233)	(2,689,833)

Other operating income	156,764	253,697	344,843	228,777	175,947	27,610
Income (loss) from operations	2,434,252	3,266,292	3,554,699	2,531,435	(2,389,567)	(374,975)
Interest income	145,568	272,946	407,542	444,471	384,279	60,302
Interest expense	—	(56,503)	(78,611)	(78,872)	(73,776)	(11,577)
Other gain or loss, net	(30,085)	(43,200)	(15,711)	1,500	(16,000)	(2,511)

Income (loss) before income tax and share of income on equity method investments	2,549,735	3,439,535	3,867,919	2,898,534	(2,095,064)	(328,761)
Income tax expenses	(445,001)	(699,648)	(883,801)	(755,620)	(822,556)	(129,077)

Income (loss) before share of income (loss) on equity method investments	2,104,734	2,739,887	2,984,118	2,142,914	(2,917,620)	(457,838)
Share of income (loss) on equity method investments	39,729	48,660	(23,350)	(42,522)	(8,084)	(1,269)
Net income (loss)	2,144,463	2,788,547	2,960,768	2,100,392	(2,925,704)	(459,107)
Less: net loss attributable to non-controlling interest	(3,635)	(27,228)	(10,122)	(3,092)	(11,996)	(1,882)

Net income (loss) attributable to Hello Group Inc.	2,148,098	2,815,775	2,970,890	2,103,484	(2,913,708)	(457,225)

	Year Ended December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2021 US$

		(in thousands, except share and share-related data)
Net income attributable to ordinary shareholders	2,148,098	2,815,775	2,970,890	2,103,484	(2,913,708)	(457,225)

Net income (loss) per share attributable to ordinary shareholders
Basic	5.44	6.92	7.15	5.05	(7.20)	(1.13)
Diluted	5.17	6.59	6.76	4.83	(7.20)	(1.13)
Weighted average shares used in computing net income per ordinary share
Basic	394,549,323	407,009,875	415,316,627	416,914,898	404,701,910	404,701,910
Diluted	415,265,078	433,083,643	451,206,091	452,081,642	404,701,910	404,701,910

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2021 US$

	(in thousands)
Live video service	7,429,906	10,709,491	12,448,131	9,637,579	8,378,945	1,314,839
Value-added service	695,798	1,883,150	4,105,963	5,112,182	5,971,792	937,104
Mobile marketing	514,279	500,321	331,822	198,197	159,010	24,952
Mobile games	241,388	130,392	92,451	39,564	47,712	7,487
Other services	5,019	185,067	36,722	36,666	18,260	2,866

Total	8,886,390	13,408,421	17,015,089	15,024,188	14,575,719	2,287,448

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2021 US$

	(in thousands)
Cost of revenues	13,547	21,661	23,972	18,449	17,941	2,815
Research and development expenses	59,190	152,806	175,053	175,870	139,571	21,902
Sales and marketing expenses	79,032	142,927	196,311	158,902	70,821	11,113
General and administrative expenses	183,204	263,419	1,012,896	325,465	247,438	38,828

Total	334,973	580,813	1,408,232	678,686	475,771	74,658

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019, 2020 and 2021.

	As of December 31,
	2017 RMB	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2021 US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,462,194	2,468,034	2,612,743	3,363,942	5,570,563	874,143
Total assets	8,471,188	18,965,538	22,483,681	23,220,556	18,111,238	2,842,048
Total liabilities	1,719,088	7,942,679	8,764,899	8,385,227	7,525,641	1,180,937
Total equity	6,752,100	11,022,859	13,718,782	14,835,329	10,585,597	1,661,111

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.
Risks Related to Our Business and Industry

•	If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.;

•	We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits;

•	We operate in a highly dynamic market, which makes it difficult to evaluate our future prospects;

•	We currently generate a substantial majority of our revenues from our live video service. We may not be able to continue to grow or continue to achieve profitability from such service;

•	We have incurred significant losses;

•	We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform;

•	Our business is dependent on the strength of our brands and market perception of our brand;

•
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user base or engagement, or otherwise harm our business;

•
Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by PRC regulatory authorities and may subject us to penalties and other serious consequences;

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group;

•
We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership; and

•
We may lose the ability to use and enjoy assets held by the consolidated affiliated entities that are important to the operation of our business if the consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;

•
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;

•
We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

•
China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China; and

•
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Related to our ADSs

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;

•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares;

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline; and

•	Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.
Risks Related to Our Business and Industry
If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.
The size of our user base and the level of our user engagement are critical to our success. There have been times when our user base failed to grow. There is no guarantee that our MAUs will grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down or becomes negative, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo and Tantan mobile applications are no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

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
As the online social networking industry in China is relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in 2017, 2018, 2019, 2020 and 2021. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 57.5%, 41.0%, 1.1%, 0.3% and 0.1%, respectively, of our net revenues in 2021. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. In 2018, we co-produced
a TV variety show. In addition, compared to Momo, Tantan is at an earlier stage of monetization. In 2018, Tantan launched membership subscriptions and some other premium features on a pay-per-use
basis. In 2019, Tantan introduced Quick Chat, which has services based on both the subscription model and the pay-per-use
model. In 2020, Tantan launched its live video services with a virtual item-based revenue model. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.
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
In September 2015, Momo launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show
virtual items. In 2020, Tantan launched its live video services and contributed to our live video service revenue. While we had initial success with this service, which contributed RMB7,429.9 million, RMB10,709.5 million and RMB12,448.1 million to, or 83.6%, 79.9% and 73.2% of, our net revenues in 2017, 2018 and 2019, respectively, this contribution dropped to RMB9,637.6 million and RMB8,378.9 million (US$1,314.8 million) in 2020 and 2021, respectively, or 64.1% and 57.5% of our net revenues, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve our historical levels of profitability based on the virtual items-based revenue model. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show
virtual items.

Although we believe we have a large and diversified pool of talented broadcasters, talent agencies as well as paying users and have entered into multi-year exclusivity agreements with popular broadcasters and talent agencies, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, if we are unable to negotiate acceptable business terms with popular broadcasters or talent agencies, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video service and achieve or maintain the level of revenues and profitability as we currently anticipate. Broadcasters provide live video service on our platform as an individual or as a member of a talent agency. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. However, under our current arrangements with our broadcasters and talent agencies, we share with them a portion of the revenues we derive from the sales of in-show
virtual items in our live video service. Payments of revenue sharing to broadcasters and talent agencies for our live video service constitute a major portion of our cost of revenues. If we are required to share a larger portion of our revenues with the broadcasters and talent agencies for competition purpose, our results of operations may be adversely impacted.
We have incurred significant losses.
In 2021, we had a net loss of RMB2,925.7 million (US$459.1 million) and a loss from operations of RMB2,389.6 million (US$375.0 million), primarily due to the goodwill and intangible assets impairment of RMB4,397.0 million (US$690.0 million) mainly in connection with our acquisition of Tantan in 2018. In May 2018, we completed the acquisition of Tantan, a Chinese social and dating app for approximately 5.3 million newly issued Class A ordinary shares of our company and US$613.2 million in cash. As of December 31, 2021, as part of our annual impairment testing and based on (i) a decline in our share price which caused our market capitalization to drop significantly below our net book value of equity and (ii) the adjustment in the monetization approach of Tantan to improve user experience and retention which has further caused Tantan’s near term revenue to decrease and net loss to widen, we determined that it was more likely than not that goodwill was impaired. Accordingly, we determined the fair value of each respective reporting unit using the income-based approach, such that Tantan’s cash flows forecasts mainly factored in the lower-than-projected business outlook. As a result, the fair value of the reporting units was estimated to be below the carrying value and therefore indicated an impairment.
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
In China, we market our services primarily under the brands “陌陌” or “Momo” and “探探” or “Tantan.” Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.
In addition, people may not understand the value of our platform, and there may be a misperception that Momo is used solely as a tool to randomly meet or date strangers. Convincing potential new users, customers and platform partners of the value of our services is critical to increasing the number of our users, customers and platform partners and to the success of our business.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user base or engagement, or otherwise harm our business.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security” and “—Regulations Relating to Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:
Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Measures for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

•
In November 2021, the CAC released the Administrative Regulations on the Internet Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•
In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
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
Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to, and user willingness to spend on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.
The PRC government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in China. For example, in August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the MPS, the Ministry of Culture and Tourism, or MCT (previously known as the Ministry of Culture), the NRTA and the CAC jointly issued the Notice on Strengthen the Management of Online Live Broadcast Service, which required the real-name registration system for users to be put in place by online live broadcast service providers. On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of the Online Show Live Broadcast and Online
E-commerce
Live Broadcast (“Notice 78”), which sets forth registration requirements for platforms providing online show live broadcast or online
e-commerce
live broadcast to have their information and business operations registered by November 30, 2020. Notice 78 also sets forth requirements for certain online live broadcast businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, online live broadcast review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires online live broadcast platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms.

Furthermore, on February 9, 2021, the NOAPIP, the MIIT, the MPS, the MCT, the NRTA, the CAC and the SAMR jointly issued the Guiding Opinions on Strengthening the Administration of Online Live Broadcast (“Opinions 3”), which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the online live broadcast accounts. For example, Opinions 3 requires online live broadcast platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and Opinions 3 on our business. Any limits on user spending on virtual gifting ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, Opinions 3 or other intensified regulation with respect to online live broadcast may increase our compliance burden, and may have an adverse impact on our business and results of operations. On March 25, 2022, the CAC, the State Administration of Taxation, or the SAT, and the SAMR jointly issued the Opinions on Further Rectifying the Profit-making Online Live Broadcast to Promote the Healthy Development of the Industry, which enhances the online live broadcast accounts registration management, strengthens tax collection and punishes tax evasions and frauds in connection with online live broadcast.
In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations.
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
On December 15, 2019, the CAC released the Provisions on Ecological Governance of Network Information Content, or PEGNIC, which came into force on March 1, 2020. The PEGNIC is one of the latest regulations governing the distribution of information over the internet and wireless telecommunications networks in which it classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take relevant measures to prevent and resist the production and distribution of undesirable information. PEGNIC further clarifies the duties owed by the internet content providers in preventing the display of content that against the PEGNIC, such as obligations to improve the systems for users registration, accounts management, information release review, follow-up
comments review, websites ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.

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

•	the difficulty in successfully evaluating and utilizing Tantan’s technology and features;

•	the difficulty in integrating potentially contrasting corporate cultures and management philosophies;

•	diversion of our management’s and personnel’s attention from our existing businesses and initiatives;

•	the difficulty in retaining employees following the acquisition;

•	the difficulties relating to achieving the expected synergies of the transaction;

•	the incurrence of unforeseen obligations or liabilities, which may entail significant expense; and

•	the difficulty in integrating Tantan’s financial reporting, which may affect our ability to maintain effective controls and procedures over the consolidated financial reporting.
Moreover, we may not be able to achieve our intended strategic goals or attain the synergies from the transaction. If we are unable to successfully integrate Tantan and manage the larger business, or are unable to achieve the expected benefits of the transaction, we may be required to record substantial impairment charges to goodwill. As of December 31, 2021, as part of our annual impairment testing and based on (i) a decline in our share price which caused our market capitalization to drop significantly below our net book value of equity and (ii) the adjustment in the monetization approach of Tantan to improve user experience and retention which has further caused Tantan’s near term revenue to decrease and net loss to widen, we determined that it was more likely than not that goodwill was impaired. Accordingly, we determined the fair value of each respective reporting unit using the income-based approach, such that Tantan’s cash flows forecasts mainly factored in the lower-than-projected business outlook. As a result, the fair value of the reporting units was estimated to be below the carrying value and therefore indicated an impairment. In 2021, we recorded an impairment loss of RMB4,397.0 million (US$690.0 million) relating to our Tantan acquisition. Any such negative development could have a material adverse effect on our business, reputation, results of operations and financial condition.
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
In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance
with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, our business may be subject to investigations or subsequent penalties if contents generated by our users are deemed to be illegal or inappropriate under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer, our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.
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
We expect our costs and expenses to continue to increase in the future as we seek to broaden our user base and increase user engagement, and develop and implement new features and services. Continued growth could also strain our ability to maintain reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may again incur significant losses in the future and may not be able to regain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.
We may not be able to regain profitability, and the consolidation of the results of operations of Tantan with ours may negatively impact our financial performance and results of operations.
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
User base and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.
We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user base and user engagement could be harmed, and our business and operating results could be adversely affected.
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
The respective number of monthly active users and paying users of Momo and Tantan is calculated using internal company data that has not been independently verified. While these metrics are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there exist a number of false or spam accounts on our platforms. Although we constantly combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. In addition, we treat each account as a separate user for the purposes of calculating our active and paying users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our monthly active users and paying users may not accurately reflect the actual number of people using Momo and Tantan, or paying for their services.
Our measures of user base and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Momo or Tantan, which could negatively affect our business and operating results.

We have granted, and expect to continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses.
We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. As of March 31, 2022, options to purchase 28,769,414 Class A ordinary shares (excluding those already forfeited) had been granted under the 2012 Plan, 3,746,048 of which remained outstanding. In addition, as of March 31, 2022, options to purchase 40,582,610 Class A ordinary shares (excluding those already forfeited and cancelled) and 830,001 restricted share units had been granted under the 2014 Plan, of which 24,253,381 options remained outstanding and 250,000 restricted share units remained outstanding. As of March 31, 2022, options to purchase 1,617,413 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 3,312,894 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB365.4 million, RMB227.1 million and RMB149.1 million in 2022, 2023, and after 2023, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
Our business, financial condition and results of operations may be adversely affected by the ongoing
COVID-19
pandemic.
The
COVID-19
pandemic has created unique global and industry-wide challenges, including challenges to many aspects of our business.
New COVID-19 variants
have also emerged across the globe, potentially extending the period during which COVID-19 will
negatively impact the global economy.

The vast majority of our revenues and workforce are concentrated in China. Our operating metrics, financial position, results of operations and cash flows are therefore affected by the trajectory of
COVID-19,
including its impact on the online social networking industry and the Chinese economy in general. In early 2020, to contain the spread of
COVID-19,
the Chinese government had taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and suspension of operation factories and businesses. These emergency measures have been significantly relaxed by the Chinese government as of the date of this annual report. However, there has been an increasing number of
COVID-19
cases, including the
COVID-19
Delta and Omicron variant cases, in various cities in China, and the Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including travel restrictions and
stay-at-home
orders. If the impact of
COVID-19,
including subsequent outbreaks driven by new variants of
COVID-19,
is prolonged or worsens further, it may continue to disrupt our business, which will in turn adversely affect our operating metrics, revenue and financial conditions. For example, if a
COVID-19
variant strikes in a future wave, the prolonged social distancing control and the associated decline in outdoor activities may significantly limit our users’ urge to use services from social network platforms, such as our Momo and Tantan mobile applications, and some of our users may not be able to leave their hometown or may delay the time they get back to the big cities for work due to quarantine measures. Consequently, our user base may be depressed and our user retention and engagement may be negatively impacted under such as scenario. In addition, the economic impact of
COVID-19
may also cause the sentiment, willingness and ability to spend of our paying users, especially our high paying users, to deteriorate. All of these factors may lead to a negative impact on our financial performance generally.
Our headquarter is located in Beijing, and we have offices in various parts of China to support our operations. This outbreak of communicable disease has caused, and may cause again in the future, companies, including us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis, arranging shifts of our employees working onsite and from home to avoid infection transmission and optimizing our technology system to support potential growth in user traffic.
There remain significant uncertainties surrounding
COVID-19
and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of
COVID-19,
and their impacts on our users’ activities and spending more broadly. The extent to which
COVID-19,
including subsequent outbreaks driven by new variants of
COVID-19,
impacts our financial position, results of operations and cash flows in the future therefore will depend on future developments, which are highly uncertain and cannot be predicted.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related matters.
Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
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
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating
e-commerce,
domestic multi-party communication,
store-and-forward,
and call center).
In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture (other than music) and publishing business and film/radio and television drama production and operation (including importation) business. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through the consolidated affiliated entities in China, including Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective subsidiaries.
Our wholly owned subsidiaries, Beijing Momo IT, QOOL Media Technology (Tianjin) Co., Ltd., Beijing Yiliulinger Information Technology Co., Ltd. and Tantan Technology (Beijing) Co., Ltd. have entered into contractual arrangements with the consolidated affiliated entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the consolidated affiliated entities when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities in China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the consolidated affiliated entities with which we maintained these contractual arrangements and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities.

Our holding company in the Cayman Islands, the consolidated affiliated entities, and investments in our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, the business, financial condition, and results of operations of the consolidated affiliated entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the consolidated affiliated entities which contributed 98.4% of our revenues in 2021. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in internet content and online game providers and other foreign-restricted services, or if the PRC government otherwise finds that we, the consolidated affiliated entities, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the CAC, the MIIT, the National Radio and Television Administration, or the NRTA, the State Film Bureau, or the SFB, the National Press and Publication Administration, or the NPPA (formerly known as the General Administration of Press and Publication, or GAPP), the MCT and the MOFCOM, would have broad discretion in dealing with such violations or failures.
In the opinion of our PRC counsel, Han Kun Law Offices, the ownership structure of our PRC subsidiaries and consolidated affiliated entities are in compliance with existing PRC laws, rules and regulations.
There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found to be in violation of any PRC laws or regulations or if the contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders are determined to be illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the consolidated affiliated entities and deregistering the equity pledges of the consolidated affiliated entities, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the consolidated affiliated entities;

•	restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in China;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.
If the PRC government determines that the contractual arrangements constituting part of our ownership structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the consolidated affiliated entities, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of our company.
Any of the aforementioned events or penalties could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated affiliated entities in China that most significantly impact their economic performance, or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate the entity in the consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.
Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through a number of the consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate the business.
Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which our PRC subsidiaries can vote on all matters requiring shareholder approval in the consolidated affiliated entities. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over the consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders” for more details about these contractual arrangements.
Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the consolidated affiliated entities as direct ownership. If the consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a consolidated affiliated entity, should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities and may lose control over the assets owned by the consolidated affiliated entities. As a result, we may be unable to consolidate the consolidated affiliated entities in the consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.
We may lose the ability to use and enjoy assets held by the consolidated affiliated entities that are important to the operation of the business if the consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.
The consolidated affiliated entities hold certain assets that are important to our business operations, including the ICP license, the internet culture operation license and the internet audio/video program transmission license. Under our contractual arrangements, the respective shareholders of the consolidated affiliated entities may not voluntarily liquidate the consolidated affiliated entities or approve them to sell, transfer, mortgage or dispose of their respective assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate the consolidated affiliated entities, or the consolidated affiliated entities declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if the consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their respective shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce the consolidated net income and the value of your investment.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and their respective shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that the consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing the consolidated affiliated entities’ tax expenses without reducing the tax expenses of our PRC subsidiaries, subjecting the consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiaries’ loss of their preferential tax treatment. The consolidated results of operations may be adversely affected if the consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.
If the chops of our PRC subsidiaries and the consolidated affiliated entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries and the consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.
The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.
Some of the shareholders of the consolidated affiliated entities are also our directors or officers. Conflicts of interest may arise between the roles of these individuals as directors or officers of our company and as shareholders of the consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint our PRC subsidiaries, or a person designated by our PRC subsidiaries to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of the consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
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
Risks Related to Doing Business in China
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCA Act was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
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
We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the National People’s Congress, or the NPC, approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the PRC. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The PRC Foreign Investment Law and its implementing regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities in China directly or indirectly conducted by foreign individuals, enterprises or other entities. The PRC Foreign Investment Law and its implementing regulations stipulate three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, the PRC Foreign Investment Law provides a catch-all
provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations, or other methods prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it would be uncertain as to whether foreign investment via contractual arrangements would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements would be regulated. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether such actions can be timely completed, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce, or the MOFCOM, be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC on August 30, 2007 and effective as of August 1, 2008 and the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, promulgated on August 3, 2008 and amended on September 18, 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeds RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by the PRC Anti-Monopoly Law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If MOFCOM decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video, or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued an announcement, i.e., 2019 Announcement 4, stating that the security review is now subject to its review because of the government reformation. In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out.

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
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
The relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law around July 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administrative Provisions and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the PRC when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Measures for Internet Data Security, or the Draft Data Security Measures, for public comments. The Draft Data Security Measures provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Data Security Measures, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.
Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its provincial-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council published Anti-Monopoly Guidelines for the Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector.
On October 23, 2021, the Standing Committee of the NPC issued a discussion draft of the amended PRC Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its last year’s turnover if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of excluding or limiting competition, even if such concentration does not reach the filing threshold.
On December 24, 2021, nine authorities, including the NDRC, jointly issued the Opinions on Promoting the Healthy and Sustainable Development of Platform Economy, which provides that, among others, monopolistic agreements, abuse of dominant market position and illegal concentration of business operators in the field of platform economy will be strictly investigated and punished in accordance with the relevant laws.

The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the PRC Anti-Monopoly Law against internet platforms. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended PRC Anti-Monopoly Law. If it is enacted as proposed, it will be more difficult to complete the acquisition transaction. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance
or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.
If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.
The internet and mobile industries in China are highly regulated. We are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to, the NRTA, the NPPA, the MCT and the MIIT jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.
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
We are also required to obtain an internet publishing license from NPPA in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. We have entered into several cooperation agreements with entities holding the internet publishing license in order to publish online games. Each mobile game is also required to be approved by NPPA prior to the commencement of its operations in China. As of the date of this annual report, we have obtained approval from the NPPA for one of the games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business. If we fail to complete, obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.
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
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit or pornographic information or content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. The competent government authorities, including the CAC, the MIIT and the MPS, may crack down on illicit and pornographic information and content in the internet information services industry from time to time. Applicable sanctions, including fines, revocation of online publishing and online video licenses, and criminal prosecution, may be imposed on the provider of such information or content or its responsible officers.

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
Our revenues are substantially generated in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. In addition,
COVID-19
may continue to have a material impact on the Chinese economy in 2022. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.
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
If our PRC subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.
Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident
enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the
12-month
period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Momo Technology HK Company Limited, which directly owns our PRC subsidiary Beijing Momo Information Technology Co., Ltd., is incorporated in Hong Kong. However, if Momo Technology HK Company Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Beijing Momo Information Technology Co., Ltd., such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries further declare and distribute profits to us in the future, such payments will be subject to withholding tax, which will further increase our tax liability and reduce the amount of cash available to our company. During the year ended December 31, 2020 and 2021, Beijing Momo Information Technology Co., Ltd. paid RMB220.0 million and RMB130.0 million (US$20.4 million), respectively, withholding tax when it paid special dividends to its parent company, Momo Technology HK Company Limited. Except for the withholding tax paid in 2021, we have accrued additional withholding tax of RMB207.4 million (US$32.5 million) on retained earnings generated in 2021 by Beijing Momo Information Technology Co., Ltd., because Beijing Momo Information Technology Co., Ltd.’s earnings is to be remitted to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. Since the first quarter of 2022 and going forward in the foreseeable future, we will continue to accrue the withholding tax of 10% of the net income generated by Beijing Momo Information Technology Co. and record as income tax expenses each quarter.
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
The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.
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
Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiaries by means of capital contributions, these capital contributions must be filed with the local counterpart of the SAMR. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to Beijing Momo, which is PRC domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online games and related businesses.
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
The price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of many of these companies have experienced significant volatility. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
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
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat Beijing Momo as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of this entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in the consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
If we are classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the U.S. federal income tax considerations of holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder
and executive chairman, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 71.9% of the aggregate voting power of our company as of March 31, 2022. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.
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
In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a direct or indirect beneficial owner of our company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital or more than 50% of our issued and outstanding Class A ordinary shares (including Class A ordinary shares held in the form of ADSs); (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the PRC or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you register such underlying Class A ordinary shares in your own name. Under our currently effective second amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 10 days, exclusive of the day on which notice is given and the day of the meeting. When a general meeting is convened, you may not receive sufficient advance notice to register the underlying Class A ordinary shares represented by your ADSs in your own name to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

•	From April 2020 to March 2021, we entered into a series of contractual arrangements with Beijing Momo and SpaceTime Beijing, and adjusted two shareholders of Beijing Top Maker shareholders.

•	From April 2021 to March 2022, we restarted a series of contractual arrangements with Beijing Momo and Beijing Top Maker shareholders and adjusted one shareholder of Beijing Top Maker.
See “—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”
In December 2014, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “MOMO.”

On August 2, 2021, our name change from “Momo Inc.” to “Hello Group Inc.” became effective.
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
https://ir.hellogroup.com
. The information contained on our website is not a part of this annual report.

B.	Business Overview
We are a leading player in China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill and Duidui, which target more niche markets and more selective demographics. Hertz, launched in January 2019, is a voice-based social app that primarily serves Generation Z. Soulchill, launched in October 2019, is a voice based social app targeting the overseas market. Duidui, launched in January 2020, is a video match making app helping users seek new relationships mainly in lower tier cities.
We have built a large user base on Momo since its launch in 2011. Momo’s MAUs increased to 114.1 million in December 2021 from 113.8 million in December 2020, which decreased from 114.5 million in December 2019. The increase of Momo’s MAUs in 2021 was primarily attributable to refinement of our marketing approach and product innovations. The decrease of Momo’s MAUs in 2020 was primarily attributable to the
COVID-19
pandemic as well as relevant measures to keep it under control. Tantan had 27.0 million MAUs in December 2021.
Momo, Tantan and other mobile applications within our family of mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. Our revenues decreased from RMB17,015.1 million in 2019 to RMB15,024.2 million in 2020, and further to RMB14,575.7 million (US$2,287.2 million) in 2021. We currently generate our revenues from live video service, value-added service, mobile marketing services, mobile games and other services. Our live video service, which was launched in September 2015 on the Momo platform and in 2020 on the Tantan platform, allows users to purchase and send in-show
virtual gifts to other users hosting live shows, and it currently contributes the largest share of our revenues, generating 73.2%, 64.1% and 57.5% of our net revenues in 2019, 2020 and 2021, respectively. We generated 24.1%, 34.0% and 41.0% of our net revenues from value-added services in 2019, 2020 and 2021, respectively, in relation to the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms and, starting in the fourth quarter of 2016, virtual gift service, which allows Momo users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 2.0%, 0.5% and 0.2%, respectively, of our revenues in 2019, 1.4%, 0.3% and 0.2%, respectively, of our revenues in 2020, and 1.1%, 0.3% and 0.1%, respectively, of our revenues in 2021. We had a net income of RMB2,960.8 million and RMB2,100.4 million in 2019 and 2020, respectively, and a net loss of RMB2,925.7 million (US$459.1 million) in 2021.
The Momo Platform
Our Momo platform includes our Momo mobile application and a variety of related properties, features, functionalities, tools and services. The Momo platform enables users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions over a rich collection of social experiences based on location, interests, content sharing and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as online parties, mobile karaoke and user participated reality shows. Communications within our platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services.

The Tantan Platform
Tantan is a leading social and dating application, which is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for mobile internet users in China to discover new relationships. Tantan’s users can enjoy many of the core features of Tantan for free. For example, Tantan users can swipe through a pool of people to find potential matches and communicate with the matches through the instant messaging tool on the Tantan app. Tantan users can also create and share content or discover new connections via contents shared by other users. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an à la carte basis. Starting from 2019, we have introduced other social experiences outside of the swipe and match mechanism to help users discover new relationships and interact in more diversified ways. Such social experiences mainly include live video, audio chatrooms and “Quick Chat” experience.
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
Monetization Opportunities
We offer a wide variety of products that capture the needs of users from all demographics and socioeconomic statuses. Throughout the years, we continue to create new products and services by closely following the market dynamics and users’ evolving social needs. In real life, people bond more easily and effectively by playing games together. Using a gamified experience to facilitate relationship building and enhance social experience is one of the key ideas behind our product design. Through constant product and operational innovations, we have effectively monetized through a wide variety of virtual gift experiences which not only generate revenue, but also encourage interactions among the users. We implemented two major business lines for monetization: live video service and value-added service (social experiences outside of live video service). In addition, we also generate revenues from mobile marketing services, mobile games, and other services.
Live Video Service
Our live video service allows Momo and Tantan users to livestream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting and other form of interactions between broadcasters and viewers. The broadcasters are able to “go live” and connect with their audience via their mobile phones as well as PC, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or the talent agencies. Broadcasters provide live video service on our platforms as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platforms. The talent agencies recruit, train and retain the broadcasters. We monetize live video service via virtual gifts. Currently, live video service contributes the largest share of our revenues, generating 73.2%, 64.1% and 57.5% of our net revenues in 2019, 2020 and 2021, respectively.
Value-added Service
Our value-added service primarily consists of subscription services that provide paying users with additional features and functions as well as privileges on our Momo and Tantan platforms and, starting in the fourth quarter of 2016, virtual gift services, which allow our users to purchase and send virtual gifts to other users outside of the live video service. We also introduced virtual item sales in our virtual community services in 2019. We generated 24.1%, 34.0% and 41.0% of our net revenues from value-added services in 2019, 2020 and 2021, respectively.

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
Virtual Gift Service.
We launched our virtual gift service on the Momo platform in the fourth quarter of 2016 to enhance users’ social experience. For example, users can purchase and send virtual gifts to other users to increase the response rate to their greetings in Nearby people function. Within the many group chatting experiences that we offer, users can also send each other virtual gifts to facilitate relationship building. In 2017, we applied live video technology to bring a series of social parties and user participated reality shows online. We introduced virtual gifts into these audio and video based experience. We generate revenue from the sales of the virtual gifts and share a portion of the revenues generated with the gift recipients.
Virtual Item Sales.
We introduced virtual item sales in our virtual community services in 2019. It allows users to purchase a variety of virtual items to enhance their social experience in a number of different virtual communities on our Momo platform. These experiences allow the users to break the ice and interact non-synchronously
via mini game experiences, and users feel less pressured during these interactions as they are interacting with a virtual identity.
Value-added Service on Tantan
Tantan offers a variety of premium features and services that users can purchase either through a subscription package or on a pay-per-use
basis. For example, a Tantan user can pay to subscribe to the VIP membership to enjoy certain privileges, such as using unlimited number of the “right swipe” feature, access to “Super Likes,” special badge and location roaming. In July 2018, we launched a paying feature called “See Who Liked Me”, which gives the user access to a list of users who have “swiped right” on that user. In November 2019, we launched a new paying feature called “Quick Chat” on Tantan, where users get instantly matched with each other based on factors such as their age and location, and they can start a conversation with each other with their photos blurred and complete profile locked. While the un-blurred
photos and complete profiles will only be available after the users reach a certain level of interaction, a Tantan user can pay to unlock the photos in advance. In late 2020, we introduced SVIP membership, which includes existing features such as “See Who Liked Me,” “Quick Chat” and a complete set of VIP privileges, as well as a number of new premium features such as “advanced filters” and “recover the unmatched”. Tantan users and subscribers may also purchase, on a pay-per-use
basis, certain other premium features, such as Turbo and Super Likes, which all aim at increasing the paying users’ exposure to other Tantan users.
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
Mobile marketing services contributed 2.0%, 1.4% and 1.1% of our revenues in 2019, 2020 and 2021, respectively.
Mobile Games
As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, with whom we share revenues generated by in-game
purchases of virtual items or virtual currencies, or developed in-house.
We have been scaling back from jointly operated mobile games and instead focusing on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as an open social platform. Mobile games contributed 0.5%, 0.3% and 0.3% of our revenues in 2019, 2020 and 2021, respectively.

Other Services
Our other services have mainly included a TV variety show that we co-produced.
Other services have also included other revenue generating services that are immaterial in revenue contribution, or are not considered as part of our strategic focus. Other services contributed 0.2%, 0.2% and 0.1% of our revenues in 2019, 2020 and 2021, respectively.
Technology
Our research and development efforts focus on product development, architecture and technological infrastructures, as well as the security and integrity of our platform to protect the security and privacy of our users. Our product development endeavors revolve around continuous innovations to help users discover and make new connections as well as building meaningful interactions. As our user base continues to expand and consumer behaviors constantly evolve, the social demands from the users become increasingly diversified. We make significant investments in technology to optimize our existing products and services and to develop new ones so that we can expand the social product offerings to satisfy the diversifying user demands. In addition, we are also investing in building and maintaining the technological infrastructures to support the delivery and usage of our products and services in a fast and efficient manner within a safe and secured environment.
Content Moderation
As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of the date of this annual report, Momo and Tantan collectively have a dedicated team of 990 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around-the-clock.
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
Branding and Marketing
Our brand building activities generally comprise purchasing online advertising in the form of texts, banners and videos, placing commercials via offline media networks and public relations efforts. We also conduct branding and promotional activities through offline events. In addition, we acquire users for our platforms directly through online marketing channels including mobile advertising platforms such as ByteDance, application stores, search engines and other online advertising networks.
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we (i) had 6 patents and 42 pending patent applications filed with the National Intellectual Property Administration of the PRC; (ii) had registered 937 trademarks and had applied for 864 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC and the U.S. Patent and Trademark Office; (iii) had registered 180 software copyrights and 88 other copyrights with the PRC National Copyright Administration; and (iv) had registered or acquired 241 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.
Seasonality
Historically, there were noticeable downward trends in user activities on our Momo and Tantan platforms as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. However, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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
Environment
As a mobile-based social networking company, our environmental footprint is small. Our Beijing headquarters are located in a building with LEED certification at the silver level, and we encourage our employees to be environmentally friendly. We provide recycling systems in our headquarters office, including a direct drinking water system in order to reduce bottled water consumption.
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
Corporate Philanthropy
Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in China. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in China. In the subsequent years, the Momo Foundation donated RMB20.0 million to charitable causes. In 2021, 19 Hello Hope Elementary Schools donated by us were completed and put into use. In 2020, in response to the
COVID-19
pandemic, we set up a medical research fund and committed RMB10.0 million to aid frontline medical staff and vaccine research and development. In 2021, we donated RMB20.0 million to flood relief efforts in Henan and Shanxi provinces. Collectively, we have donated over RMB94.5 million to charitable causes.

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
Corporate Laws and Foreign Investment Law
The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005, 2013 and 2018, respectively. The Company Law is applicable to our PRC subsidiaries and consolidated affiliated entities unless the PRC Foreign Investment Law and its implementation regulations have stipulated otherwise.
On March 15, 2019, the NPC approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Sino-foreign Equity Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law and the PRC Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in China, which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the PRC Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.
According to the PRC Foreign Investment Law and its implementing regulations, the State Council will publish a catalogue for special administrative measure, or the Negative List, to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the Negative List are granted national treatment. The currently effective Negative List has become effective on January 1, 2022.

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
In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.
We operate our businesses in China through a number the consolidated affiliated entities which are controlled by our PRC subsidiaries through a series of contractual arrangements. The consolidated affiliated entities hold internet content provider, or ICP, licenses to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Negative List.
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

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry
According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008 and February 2016, foreign investors may hold no more than a 50% equity interest in a value-added telecommunications services provider in China, and effective from May 1, 2022, such foreign investor will no longer be required to have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of the Negative List, which was promulgated by the MOFCOM and the NDRC and became effective from January 1, 2022, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for
e-commerce
business, domestic multiparty communications, storage and forwarding and call center services as well.
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
Regulations on Broadcasting Audio/Video Programs through the Internet and Online Live Broadcasting
On July 6, 2004, the State Administration of Radio Film and Television, or SARFT, promulgated Administrative Measures for the Broadcast of Audio/Video Programs via Information Networks such as the Internet, or the Audio/Video Broadcasting Rules, which came into effect as of October 11, 2004 and was amended on August 28, 2015. According to the Audio/Video Broadcasting Rules, enterprises intend to engage in the business of broadcast of audio/video programs via information networks must obtain a permit from the SARFT.
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
In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved
by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the CAC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the Administration of Press, Publication, Radio, Film and Television, or SAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release.
On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio/Video Program Services to replace the Audio/Video Broadcasting Rules, which became effective as of June 1, 2016 and applies to the provision of radio, TV programs and other audio/video programs to targeted audience on fixed or mobile electronic equipment such as TV and mobile phone, which was further revised on March 23, 2021. The Provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television (IPTV), private network mobile TV and Internet TV. Anyone who provides private network and targeted transmission audio/video program services must obtain an audio/video program transmission license, with a term of three years, issued by the SAPPRFT and operate its business pursuant to the scope as provided in such license. If a service provider intends to provide new products or engage in new services which are not specified in the business guidance catalogue for private network and targeted transmission audio/video program service, it shall finish the security assessment of the NRTA in advance. FIEs are not allowed to engage in the above referenced business.
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
On September 2, 2016, the SAPPRFT issued a Notice on Issues regarding Strengthening the Administration of Internet Audio/Video Programs Live Broadcasting Services, which provides that the provision of audio/video live broadcasting of important political, military, economic, social, cultural, sports and other activities and events requires an audio/video program transmission license which covers item (5) under internet audio/video program services category I, and the provision of audio/video live broadcasting of cultural activities by general social organizations, sports events and like activities requires an audio/video program transmission license which covers item (7) under internet audio/video program services category II.

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Online Live Broadcasting Services, which became effective as of December 1, 2016. Such Provisions provides that anyone who provides online live broadcasting services through online performances, internet video/audio programs and so forth, shall obtain relevant qualifications as required by laws and regulations.
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
On November 18, 2019, the CAC, the MCT and the NRTA jointly announced the Provisions on the Administration of Internet Audio and Video Information Services, which became effective as of January 1, 2020. The internet audio and video information services as set forth therein refer to services provision of producing, issuing and disseminating audio and video information to the public through internet websites, apps, and other network platforms. Such provisions reiterate that internet audio and video information services providers shall obtain relevant qualifications required by laws and administrative regulations, and further provides that the systems for users’ registration, information issuance examination and information security management shall be established and enhanced.
On February 9, 2021, the CAC and other five departments jointly issued the Guiding Opinions on Strengthening of Administration of Online Live Broadcast, which became effective on the same day. The guidance opinions clarified various regulatory license requirements applicable to online live broadcast platforms, and provided additional compliance requirements on broadcast platform management. As these guidance opinions are not PRC laws or regulations, it may be expected that relevant governmental authority may enact applicable rules and regulations to implement.
On April 23, 2021, the CAC and six other departments jointly issued the Administration Measures on Online Live Broadcast Marketing Activities (Trial), which became effective on May 25, 2021, to strengthen the administration of online live broadcast performance for marketing activities. Based on the Measures, the online live broadcast marketing platforms shall go through filing procedures, carry out safety assessment and acquire necessary licenses in accordance with relevant laws and regulations, and they shall also strengthen the management of online live broadcast marketing accounts, information security, marketing behavior and network and data security, while improving the protection of minors, consumer rights and interests and personal information and establishing the mechanism of registration and de-registration
of online live broadcast marketing functions. Those who violate the Measures and cause damage to others shall bear civil, administrative or criminal liability in accordance with relevant laws and regulations.
On August 8, 2021, the Administrative Provisions on Minor-oriented Programs was revised by the NRTA and has become effective on the same date. According to these provisions, network audio/video programs with minors as their main participants or recipients shall not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents.
On March 12, 2022, the NDRC and the MOC issued the Negative List for Market Access (2022 Version), which provides that, among others, non-state
capital shall not engage in online live broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for online live broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.
On March 25, 2022, the CAC, SAT and SAMR jointly issued Opinions on Further Rectifying the Profit-making Online Live Broadcast to Promote the Healthy Development of the Industry, which requires the online broadcast platforms to improve the hierarchical and classified management of broadcasting accounts and the registration of new accounts, and platforms should also cooperate with the administrations of authorities. Besides, platforms and broadcasters shall together build impartial competition environment, and the rights and interests of the customers and businesses shall be protected during online live broadcast marketing activities. Tax compliance should be emphasized and cooperation of authorities shall also be enhanced to improve the quality of governance on the online live broadcast industry.

As of the date of this annual report, we hold an internet audio/video program transmission license through Zhejiang Shengdian, a wholly-owned subsidiary of Beijing Momo that we acquired in March 2017.
Regulations on Online Comics and Internet Cultural Products
The Interim Administrative Provisions on Internet Culture was promulgated by MOC on February 17, 2011, became effective on April 1, 2011 and further amended on December 15, 2017. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained seven internet culture operation licenses.
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
Regulations on Online Games and Foreign Ownership Restrictions
Pursuant to the Negative List, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment.
On September 28, 2009, the NPPA, the National Copyright Administration and the NOAPIP jointly issued the Circular on Consistent Implementation of the Stipulation on Three Aspects of the State Council and the Relevant Interpretations of the State Commission of Public Sector Reform and the Further Strengthening the Administration of the
Pre-examination
and Approval of Online Games and the Approval and Examination of Imported Online Games, or the NPPA Notice. The NPPA Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game networks or platforms that are ultimately controlled or owned by foreign companies. The NPPA Notice provides that the NPPA is responsible for the examination and approval of the import and publication of online games and states that providing downloading services of the online game contents to the public through the internet is considered a publication activity, which is subject to approval from the NPPA. Violations of the NPPA Notice will result in severe penalties. For detailed analysis, see “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
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

On August 30, 2021, the NPPA issued the Circular of the NPPA on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became into effect on September 1, 2021. According to this Circular, online game companies shall provide minors only with one hour of online game services at prescribed periods, namely between 8 pm and 9 pm on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names.
Regulation on Information Security
In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability under certain circumstances. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In November 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information.
On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.
The PRC Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information. According to the PRC Civil Code, any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
On July 22, 2020, the MPS published the Guiding Opinions on the Implementation of Cybersecurity Hierarchical Protection System and Critical Information Infrastructure Security Protection System, which require, among others, to determine the cybersecurity protection level in a scientific manner based on the importance of network (including network facilities, information system, and data resources) in national security, economic construction, and social life, as well as factors such as the degree of harm after its destruction, to implement hierarchical protection and supervision, with emphasis on ensuring the security of critical information infrastructure and networks at or above the third level.

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021, referring “critical information infrastructures” as important network facilities and information systems in important industries including public communications and information services, as well as those that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage.
On September 30, 2021, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) (Draft for Comments) for public comments and on February 10, 2022, the MIIT issued again the Measures for public comments. In accordance with the draft measures, the industrial and telecommunication data processors shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carry out key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The draft measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc. As of the date of this annual report, the draft measures have not been formally adopted.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.
On November 14, 2021, the CAC released the Administrative Regulations on the Internet Data Security (Draft for Comments), providing that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing in a foreign country of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The CAC solicited comments until December 13, 2021, but there is no timetable as to when it will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.
Regulations Relating to Internet Content and Information Security
The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. The consolidated affiliated entities holding ICP licenses or filings are subject to these measures.
Internet information in China is also regulated and restricted from a national security standpoint. The Standing Committee of the NPC has enacted the Decisions on Maintaining Internet Security on December 28, 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The consolidated affiliated entities holding ICP licenses or filings are subject to the laws and regulations relating to information security.
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
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

On March 2, 2022, the CAC issued the Administrative Provisions on Internet
Pop-up
Window Information Push Services (Draft for Comments), which provides that the internet pop-up
window information push services shall be in compliance with laws and regulations, adhere to the correct political direction, public opinion guidance and value orientation, carry forward the socialist core values, push upward good-quality pop-up
window information contents that are uplifting, and develop an active and healthy cyber culture. The providers of internet pop-up
window information push services shall fulfill the primary responsibility for information content security management, and establish management systems for information content censorship, ecological governance, cyber security, data security, and protection of personal information protection and minors.
Regulations on Anti-monopoly and Anti-unfair Competition
On September 2, 1993, the Standing Committee of the National People’s Congress adopted the PRC Anti-unfair Competition Law, which took effect on December 1, 1993, and was amended on April 23, 2019. According to the Anti-unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.
The PRC Anti-monopoly Law promulgated by the Standing Committee of the NPC, which became effective on August 1, 2008, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a filing must be completed in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China. If a business operator carries out a concentration in violation of the law, the relevant authority shall order the business operator to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore to the pre-concentration
status, and impose a fine of up to RMB500,000.
On October 23, 2021, the Standing Committee of the NPC issued a discussion draft of the amended PRC Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s turnover if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of excluding or limiting competitions, even if such concentration does not reach the filing threshold.
On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.
On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.
On February 7, 2021, the Anti-Monopoly Committee of the State Council published Anti-Monopoly Guidelines for the Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities.

On December 24, 2021, the NDRC together with other eight governmental authorities jointly issued the Opinions on Promoting the Healthy and Sustainable Development of the Platform Economy, which provides that, among others, monopolistic agreements, abuse of market dominant position and illegal concentration of business operators in the platform economy will be strictly investigated and punished in accordance with the laws.
Regulations on Anti-fatigue Compliance System and Real-name Registration System
On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the MPS and the Ministry of Information Industry, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game
benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.
To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the MPS, for verification as of October 1, 2011.
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
On October 17, 2020, the Standing Committee of the NPC revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio/video, and social networking are required to establish special management systems of user session duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 22:00 to 8:00.
On August 30, 2021, the NPPA issued the Circular of the NPPA on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became into effect on September 1, 2021. According to this Circular, online game companies shall provide minors only with one hour of online game services at prescribed periods, namely between 8 pm and 9 pm on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names.

On March 14, 2022, the CAC issued Regulations on Internet Protection of Minors (Draft for Comments). According to the draft regulations, online live broadcast service providers shall not provide account registration services for minors under the age of 16; those who provide account registration services for minors over the age of 16 shall check their identity information and obtain the consent of their guardians. Online live broadcast service providers shall establish a dynamic verification mechanism for the real identity information of the broadcasters, and shall not provide online live broadcast services for those who do meet the above requirements.
Regulations Relating to Internet Information Services and Content of Internet Information
In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended on January 8, 2011, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative
nature. Our business conducted through our immomo.com website and Momo application involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its illegal income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. Our affiliated PRC entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the MIIT. Our ICP license will expire in December 2026.
According to the Circular on Strengthening the Administration of the Online Show Live Broadcast and Online
E-commerce
Live Broadcast issued by the NRTA on November 12, 2020, platforms providing online show live broadcast or online
e-commerce
live broadcast services shall register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to online live broadcast rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. A platform shall report the number of its online live broadcast rooms, broadcasters and content analysts to the provincial branch of the NRTA on a quarterly basis. Online show live broadcast platforms shall tag content and broadcasters by category. A broadcaster cannot change the category of the programs offered in his or her online live broadcast room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.
According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, among others, online live broadcasting service providers are not allowed to provide minors under age sixteen with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged sixteen or above to register online live broadcasting publisher accounts.
Regulations Relating to Privacy Protection
As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from producing, copying, publishing or distributing information that is insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or illegally providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

On February 4, 2015, the CAC promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, profile photos, introductions and other registration-related information reported by the public in a timely manner. On October 26, 2021, the CAC published the Provisions on the Administrative of Account Names Information of Internet Users (Draft for Comments) for public comments. Pursuant to these provisions, internet user account service platforms shall, among others, establish, improve and strictly implement account name information management system, information content security system, and personal information protection system, and establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks.
On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and app stores to clearly mark and recommend those certified Apps.
On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.
On November 28, 2019, the CAC, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”
In addition, on May 28, 2020, the NPC adopted the PRC Civil Code, or the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.
The MIIT issued the Notice on the Further Special Rectification of App Infringing upon Users’ Personal Rights and Interests on July 22, 2020, which requires that certain conducts of App service providers should be inspected, including, among others, (i) collecting or using personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third- parties Apps; and (iii) deceiving and misleading users into downloading Apps or providing personal information. It also sets forth that the period for the regulatory specific inspection on Apps and that the MIIT will order the non-compliant
entities to modify their business within five business days, or otherwise the MIIT will make public announcement, remove the Apps from the Appstores or impose other administrative penalties.

On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Apps. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet apps, such as online live broadcast Apps, instant messaging Apps, online game Apps. Operators of such Apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information.
On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Apps (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Apps sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.
On August 20, 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law specifically specifies the rules for processing sensitive personal information, i.e., personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.
On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted.
On December 31, 2021, the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation, among others, implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, requires algorithm recommendation service providers to inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and requires such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.
Regulations on Mobile Internet Applications
In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet App Information Services, or the Mobile App Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile App Administrative Provisions, a mobile internet app refers to an App software that runs on mobile smart devices providing information services after being pre-installed,
downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps.
Pursuant to the Mobile App Administrative Provisions, an internet App program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant App programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and App programs. If an App provider violates the regulations, the internet Appstore service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the App from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

On January 5, 2022, the CAC issued a draft of Administrative Provisions on Mobile Internet app Information Services, or the Draft Mobile Application Administrative Provisions, for public comments, which will replace the current Mobile App Administrative Provisions after it becomes effective. According to the Draft Mobile App Administrative Provisions, App providers shall formulate and publish the administrative rules and platform conventions, and enter into the services agreements with their users, which shall specify the rights and obligations of both parties and require the users to abide by the laws and regulations. In addition, App providers are also required to (i) establish management mechanism on the examination of information and contents, (ii) enhance management measures regarding user registration, management of accounts, examination of information, and emergency response, and (iii) equip itself with sufficient professional personnel and technical capacity commensurate with the scale of its services.
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
Value Added Tax
On January 1, 2012, the PRC State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the MOF and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the MOF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MOF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 43. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which replaced and superseded Circular 106 and Circular 43. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019, which are not listed in Article 2
Sub-article
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
Copyright
. The NPC amended the PRC Copyright Law in 2001, 2010 and 2020, which became effective as of June 2021. There is a voluntary registration system administered by the Copyright Protection Center of China. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and Ministry of Information Industry jointly promulgated the Measures for Copyright Administrative Protection Related to the Internet in April 2005. These measures became effective in May 2005. Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, promulgated by the Supreme People’s Court in December 2012 and further revised on December 29, 2020 and took effect on January 1, 2021, stipulate that internet users or internet service providers who provide works, performances or audio/video products, for which others have the right of dissemination through information networks or make these available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have been licensed from content providers before they are released on our platform and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.
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
The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in China, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2021, we had registered 180 software copyrights in China.

Trademark
. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2021, we had 937 registered trademarks and 864 trademark applications in China and the United States.
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
In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers shall be in writing. Furthermore, the employment agencies shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the PRC Labor Contract Law by the company that accepts the dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a five-day
paid vacation, those whose service period ranges from 10 to 20 years is entitled to a
10-day
paid vacation, and those who has served for more than 20 years is entitled to a
15-day
paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.
Pursuant to the PRC Social Insurance Law, effective in 2011, as amended in 2018, basic pension insurance, basic medical insurance, occupational injury insurance, maternity insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019 respectively, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

According to the PRC Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made by housing fund management centers to a local court for compulsory enforcement.
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
M&A Rules and Overseas Listing
In August 2006, six PRC regulatory agencies, including CSRC, jointly adopted the M&A Rules, which became effective in September 2006 and was further amended by MOFCOM on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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
The relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law around July 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administrative Provisions and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the PRC when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Measures for Internet Data Security, or the Draft Data Security Measures, for public comments. The Draft Data Security Measures provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Data Security Measures, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Measures have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.
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
The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and their subsidiaries as of the date of this annual report.

Notes:
(1)
We exercise effective control over Beijing Momo through contractual arrangements among Beijing Momo IT, Beijing Momo and Messrs. Yan Tang, Yong Li, Xiaoliang Lei and Zhiwei Li, each of whom holds 72.0%, 16.0%, 6.4% and 5.6% of the equity interest in Beijing Momo, respectively. Except for Zhiwei Li and Xiaoliang Lei, the shareholders of Beijing Momo are our shareholders and directors.

(2)	We exercise effective control over Tantan Culture through contractual arrangements among Tantan Technology (Beijing) Co., Ltd., or Tantan Technology, Tantan Culture and Beijing Momo.
(3)
We exercise effective control over Hainan Miaoka through contractual arrangements among Beijing Yiliulinger, Hainan Miaoka and Messrs. Xiaoliang Lei and Li Wang, each of whom holds 50% and 50% of the equity interest in Hainan Miaoka, respectively. The shareholders of Hainan Miaoka are our directors or officers.

(4)
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

(5)
Beijing Top Maker was established in March 2019, and changed to its current name in March 2021. We exercise effective control over Beijing Top Maker through contractual arrangements among Beijing Top Maker, Beijing Momo IT, and Messrs. Kuan He and Luyu Fan, each of whom holds 99% and 1% of the equity interest in Beijing Top Maker, respectively.

(6)
Beijing Perfect Match was established in April 2019. We exercise effective control over Beijing Perfect Match through contractual arrangements among Beijing Perfect March, Beijing Momo IT, and Mr. Yu Dong and Mr. Jianhua Wen, each of whom holds 99% and 1% of the equity interest in Beijing Perfect Match, respectively.

(7)
We exercise effective control over Spacetime Beijing, through contractual arrangements among Beijing Momo, Spacetime Beijing and Ms. Minyan Wang and Messrs. Yu Dong, each of whom holds 90% and 10% of the equity interest in SpaceTime Beijing, respectively.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders
PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in China principally through Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing. Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective shareholders. Beijing Yiliulinger, a wholly owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer and Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing are all of the consolidated affiliated entities.

The contractual arrangements allow us to:

•	exercise effective control over the consolidated affiliated entities;

•	receive substantially all of the economic benefits of the consolidated affiliated entities; and

•	have an option to purchase all or part of the equity interests in the consolidated affiliated entities when and to the extent permitted by PRC law.
As a result of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and their subsidiaries, and, therefore, have consolidated the financial results of the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing. The contractual arrangements entered into by our other PRC subsidiaries with our other consolidated affiliated entities and their respective shareholders contain substantially the same terms as described below.
Business operation agreement
. Under the business operation agreement entered into among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo on April 18, 2012, as supplemented on June 9, 2014, the shareholders of Beijing Momo agreed that Beijing Momo would not enter into any transaction that could materially or adversely affect its assets, business, interests or operations without prior written consent from Beijing Momo IT, including conducting business beyond the usual and normal scope, entering into any loan or other debtor-creditor relationship with third party, selling or disposing of assets or rights, including intellectual property rights, and creating guarantees or any other security on any of its assets or intellectual property rights in favor of a third party. In addition, the shareholders of Beijing Momo agreed to vote for or appoint nominees designated by Beijing Momo IT to serve as Beijing Momo’s directors, chairman, general managers, financial controllers and other senior managers. Furthermore, Beijing Momo’s shareholders agreed to accept and implement proposals set forth by Beijing Momo IT regarding employment, day-to-day
business operations and financial management. Beijing Momo IT is entitled to any dividends or other interests declared by Beijing Momo and the shareholders of Beijing Momo have agreed to promptly transfer such dividends or other interests to Beijing Momo IT. This original business operation agreement has expired on April 17, 2022 and Beijing Momo IT and Beijing Momo have entered into a new business operation agreement on April 18, 2022, which contains substantially the same terms as the original agreement. The new agreement has an initial term of ten years from the date of execution and shall be automatically renewed by another ten years upon every expiry of the original ten-year
term, unless objected by Beijing Momo IT. Beijing Momo IT may terminate this agreement at any time by giving a prior written notice to Beijing Momo.
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
Exclusive cooperation agreements
. Beijing Momo IT and its Chengdu branch entered into an exclusive cooperation agreement on January 6, 2020 with Chengdu Momo to supersede the exclusive cooperation agreement signed on August 31, 2014, as well as subsequent amendments to such exclusive cooperation agreement between Beijing Momo IT and Chengdu Momo. Beijing Momo IT entered into an exclusive cooperation agreement with Beijing Momo on August 15, 2018 to supersede the exclusive technology consulting and management services agreement signed on August 31, 2014 between Beijing Momo IT and Beijing Momo, and such exclusive cooperation agreement was further amended on January 6, 2020 by and among Beijing Momo IT, its Chengdu branch and Beijing Momo. Beijing Momo IT entered into an exclusive cooperation agreement and a supplemental agreement with Tianjin Heer and Loudi Momo on August 15, 2018 to supersede the exclusive technology consulting and management services agreement signed in May 2016 and December 2017, respectively. Beijing Momo IT, its Chengdu branch and Hainan branch entered into an exclusive cooperation agreement with Hainan Miaoka on November 5, 2021. Tantan Technology entered into an exclusive cooperation agreement with Tantan Culture and Tianjin Apollo on August 1, 2018 and January 1, 2020, respectively.
Pursuant to the aforesaid exclusive cooperation agreements, each as amended, Beijing Momo IT, its Chengdu branch and Hainan branch have the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical
services to Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo and Hainan Miaoka and receive service fees and license fees as consideration. Tantan Technology have the exclusive right to provide licenses, copyrights, technical and non-technical
services to Tantan Culture and Tianjin Apollo, and receive service fees and license fees as consideration. Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Hainan Miaoka, Tantan Culture and Tianjin Apollo will maintain a pre-determined
level of operating profit as routine profit, and may maintain a residual profit as an arm’s length compensation for their unique and valuable contributions, if any. Beijing Momo, Chengdu Momo, Tianjin Heer , Loudi Momo and Hainan Miaoka will remit any excess operating profit to Beijing Momo IT, its Chengdu branch and Hainan branch as consideration for the licenses, copyrights, technical and non-technical
services provided by Beijing Momo IT, its Chengdu branch and Hainan branch. Tantan Culture and Tianjin Apollo will remit any excess operating profit to Tantan Technology as consideration for the licenses, copyrights, technical and non-technical
services provided by Tantan Technology.
Each agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT (with its Chengdu branch and Hainan branch) and Tantan Technology. Beijing Momo IT (with its Chengdu branch and Hainan branch) and Tantan Technology may terminate the agreement at any time with a
30-day
notice to Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Hainan Miaoka, Tantan Culture and Tianjin Apollo, as applicable, but Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Hainan Miaoka, Tantan Culture and Tianjin Apollo, may not terminate the agreement.
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

We are further advised by Han Kun Law Offices that the ownership structures of our other wholly-owned entities in China and our other consolidated affiliated entities in China do not violate any applicable PRC law, regulation or rule currently in effect, and the contractual arrangements among our other wholly-owned entities in China, our other consolidated affiliated entities in China and their respective shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment
Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 42,343 square meters of office space in Beijing, Chengdu, Tianjin, Haikou and Guangzhou as of March 31, 2022. These leases vary in duration from one year to five years.
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
User Base
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

Our revenues are driven by the number of our paying users and average revenue per paying user for the various services we offer to users, including live video service and value-added service. For 2021, we generated our revenues primarily from live video service, value-added service and mobile marketing. The numbers of Momo MAUs, quarterly paying users for our live video service and value-added services on our Momo application, without double counting the overlap (Momo Paying Users), and the numbers of quarterly paying users on our Tantan application (Tantan Paying Users) are presented by the charts below for the periods indicated. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses.

User Engagement
. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.
Monetization
. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed
marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. In 2018, we produced a television program. Our live video service currently contributes to the largest share of our revenues, generating 57.5% of our net revenues in 2021. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.
Investment in Technology Infrastructure and Talent
. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.
The number of our employees increased from 2,350 as of December 31, 2019 to 2,394 as of December 31, 2020, and decreased to 2,051 as of December 31, 2021. There is strong demand in China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.
Marketing and Brand Promotion.
Our marketing strategy and its execution is key to growing our user base and increasing the overall level of user engagement on our social networking platform, which are critical to our business. On top of brand promotions, we make ongoing efforts to optimize our channel investment strategy along with relevant product and operational efforts, to focus on growing our user base, enhancing user engagement and improving user acquisition efficiency with disciplined sales and marketing spending.

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
Hong Kong
Our subsidiaries domiciled in Hong Kong are subject to a
two-tiered
income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
income tax rate. In 2019, no provision for Hong Kong tax was made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income. In 2020, Momo HK received special dividends of RMB2,200.0 million. Withholding taxes of RMB220.0 million in connection with the dividends were fully paid during the years ended December 31, 2020. In 2021, Momo HK received special dividends of RMB1,300.0 million (US$204.0 million). Withholding taxes of RMB130.0 million (US$20.4 million) in connection with the dividends were fully paid during the years ended December 31, 2021. Except for the withholding tax paid in 2021, we have accrued additional withholding tax of RMB207.4 million (US$32.5 million) on retained earnings generated in 2021 by Beijing Momo IT, because Beijing Momo IT’s earnings are to be remitted to Momo HK in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.
Singapore
Our subsidiary domiciled in Singapore is subject to tax rate of 17% on its taxable income.
People’s Republic of China
Pursuant to the EIT Law, which became effective on January 1, 2008, FIEs and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In August 2014, Beijing Momo IT qualified as a software enterprise. As such, Beijing Momo IT was exempt from income taxes for two years beginning in its first profitable year (i.e. 2015 and 2016) followed by a tax rate of 12.5% for the succeeding three years (i.e. from 2017 to 2019). Beijing Momo IT applied for the qualification of Key Software Enterprise (“KSE”) for calendar year 2019 and was approved in 2020. Therefore, Beijing Momo IT was entitled to a preferential tax rate of 10% for the year 2019. Going forward, Beijing Momo IT will apply for KSE every year. Beijing Momo IT was qualified “High and New Technology Enterprises” (“HNTEs”) in 2020 and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2022. If Beijing Momo IT does not meet the requirements of KSE, it will be entitled to a preferential tax rate of 15% as a high and new technology enterprise. Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate applicable to it was 15% in 2015, 2016 and 2017. According to No. 23 announcement of the SAT of PRC in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2019, 2020 and 2021. In July 2019, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2021. Tantan Technology applied for Software Enterprise (“SE”) status for fiscal year 2020 and was approved in 2021, which entitled Tantan Technology to enjoy an income tax exemption in 2020. Accordingly, in 2021 Tantan Technology recorded the preferential tax rate adjustment from 15% to 0% for income tax expense of the fiscal year of 2020. The other entities incorporated in the PRC were subject to an enterprise income tax at a rate of 25% for the years ended December 31, 2020 and 2021.

We have recognized income tax expense of RMB883.8 million, RMB755.6 million and RMB822.6 million (US$129.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, consolidated affiliated entities and their shareholders or their subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with the consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.”
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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentages)
Net revenues	17,015,089	100.0	15,024,188	100.0	14,575,719	100.0
Live video service	12,448,131	73.2	9,637,579	64.1	8,378,945	57.5
Value-added service	4,105,963	24.1	5,112,182	34.0	5,971,792	41.0
Mobile marketing services	331,822	2.0	198,197	1.4	159,010	1.1
Mobile games	92,451	0.5	39,564	0.3	47,712	0.3
Other services	36,722	0.2	36,666	0.2	18,260	0.1
Cost and expenses
Cost of revenues	(8,492,096)	(49.9)	(7,976,781)	(53.1)	(8,383,431)	(57.5)
Research and development expenses	(1,095,031)	(6.4)	(1,167,677)	(7.8)	(1,131,781)	(7.8)
Sales and marketing expenses	(2,690,824)	(15.8)	(2,813,922)	(18.7)	(2,604,309)	(17.9)
General and administrative expenses	(1,527,282)	(9.0)	(763,150)	(5.1)	(624,700)	(4.3)
Impairment loss on goodwill and intangible assets	—	—	—	—	(4,397,012)	(30.1)

Total cost and expenses	(13,805,233)	(81.1)	(12,721,530)	(84.7)	(17,141,233)	(117.6)

Other operating income	344,843	2.0	228,777	1.5	175,947	1.2
Income (loss) from operations	3,554,699	20.9	2,531,435	16.8	(2,389,567)	(16.4)
Interest income	407,542	2.4	444,471	3.0	384,279	2.6
Interest expense	(78,611)	(0.5)	(78,872)	(0.5)	(73,776)	(0.5)
Other gain or loss, net	(15,711)	(0.1)	1,500	0.0	(16,000)	(0.1)

Income before income tax and share of income on equity method investments	3,867,919	22.7	2,898,534	19.3	(2,095,064)	(14.4)
Income tax expense	(883,801)	(5.2)	(755,620)	(5.0)	(822,556)	(5.6)

Income before share of income on equity method investments	2,984,118	17.5	2,142,914	14.3	(2,917,620)	(20.0)
Share of income (loss) on equity method investments	(23,350)	(0.1)	(42,522)	(0.3)	(8,084)	(0.1)

Net income (loss)	2,960,768	17.4	2,100,392	14.0	(2,925,704)	(20.1)

Comparison of the Years Ended December 31, 2019, 2020 and 2021
Net revenues
We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from self-developed mobile games and licensed mobile game. Net revenues decreased from RMB17,015.1 million in 2019 to RMB15,024.2 million in 2020, primarily driven by the decrease in net revenues from live video service as a result of the negative impact from the
COVID-19
pandemic during the first half of 2020 and a structural reform in the second half of the year. Net revenues decreased from RMB15,024.2 million in 2020 to RMB14,575.7 million (US$2,287.2 million) in 2021, primarily driven by the decrease in net revenues from live video service as a result of the shift of our strategic focus of Tantan’s live video service and structural reform of Momo’s core live video business. The structural reform was used to revive the long tail content ecosystem and to make sure that live video service business will continue to grow healthily in the new external environment. The structural reform involved a series of product and operational efforts targeting many different areas within the live video service business, and mainly included making adjustments to certain interactive features and related operational policies, and holding a series of promotional events to revive the long tail content ecosystem.
Live video service
We started to offer live video services on our Momo platform in September 2015 and on our Tantan platform in early 2020. We generate revenues when users purchase and send in-show
virtual items to broadcasters.

2021 compared to 2020
. Our live video service revenues decreased from RMB9,637.6 million in 2020 to RMB8,378.9 million (US$1,314.8 million) in 2021, primarily due to (i) our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem and to a lesser extent, (ii) our strategic decision to lower Tantan’s monetization level in the second half of the year to improve user experience and retention to drive overall user growth.
2020 compared to 2019
. Our live video service revenues decreased from RMB12,448.1 million in 2019 to RMB9,637.6 million in 2020, primarily due to (i) our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem and to a lesser extent, (ii) the impact of
COVID-19
adversely affecting the sentiment of our paying users, especially among the top paying users. The decrease was partially offset by the growth from Tantan’s live video service business, for which revenue amounted to RMB998.8 million in 2020.
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
2021 compared to 2020
. Revenues from our value-added service increased by 16.8% to RMB5,971.8 million (US$937.1 million) in 2020 from RMB5,112.2 million in 2020, primarily attributable to the continued growth of the virtual gift business on our Momo application, driven by more innovative products launched and operational efforts in the audio and video social entertainment experiences and the rapid growth in the revenues generated by new standalone apps, such as Souchill, Hertz and Duidui. The increase was partially offset by the decrease in the value-added service revenues of Tantan, due to our strategy to lower the monetization level to improve user experience and retention.
2020 compared to 2019
. Revenues from our value-added service increased by 24.5% to RMB5,112.2 million in 2020 from RMB4,106.0 million in 2019, primarily attributable to the continued growth of the virtual gift business on our Momo application and to a lesser extent, the growth of the membership business on our Tantan mobile application, driven by more innovative products launched and operational efforts, and more paying scenarios introduced to enhance the social networking experience of Momo users. For example, we continued to introduce new moderated show into the chatroom experience and brought interactive gifts into the audio and video social networking experiences to drive revenue and engagements in the chatrooms.
Mobile marketing services
Our mobile marketing services currently include
in-feed
marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.
2021 compared to 2020
. Mobile marketing services revenues decreased by 19.8% to RMB159.0 million (US$25.0 million) in 2021 from RMB198.2 million in 2020, primarily due to our product adjustment to address new regulation requirement as well as our strategy to underweight this revenue stream in terms of resource allocation.
2020 compared to 2019
. Mobile marketing services revenues decreased by 40.3% to RMB198.2 million in 2020 from RMB331.8 million in 2019, primarily due to the decreased demand from our advertising and marketing customers as well as our strategy to underweight this revenue segment in terms of resource allocation.
Mobile games
As of December 31, 2021, we had self-developed mobile game and licensed mobile game. Our revenues from mobile games depend on the number of paying users.
2021 compared to 2020
. Our mobile games revenues increased by 20.6% to RMB47.7 million (US$7.5 million) in 2021 from RMB39.6 million in 2020, primarily due to one new mobile game launched in the second half year of 2021.

2020 compared to 2019
. Our mobile games revenues decreased by 57.2% to RMB39.6 million in 2020 from RMB92.5 million in 2019, primarily due to the decrease in our paying users of mobile games.
Other services
Our other services mainly include film and television series investment and distribution promotion business, music service and peripheral products.
2021 compared to 2020
. Other services revenues decreased by 50.2% to RMB18.3 million (US$2.9 million) in 2021 from RMB36.7 million in 2020, primarily attributable to less music service provided.
2020 compared to 2019
. Other services revenues was RMB36.7 million in 2020, which remained flat compared with RMB36.7 million in 2019.
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
The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	7,153,655	84.2	6,630,538	83.1	7,047,050	84.1
Commission fees	369,549	4.4	362,831	4.6	327,843	3.9
Bandwidth costs	364,695	4.3	308,664	3.9	317,556	3.8
Labor costs	244,182	2.9	306,577	3.8	335,639	4.0
Depreciation and amortization	209,388	2.5	211,779	2.7	164,528	2.0
Other costs	150,627	1.7	156,392	1.9	190,815	2.2

Total cost of revenues	8,492,096	100.0	7,976,781	100.0	8,383,431	100.0

2021 compared to 2020
. Our cost of revenues increased from RMB7,976.8 million in 2020 to RMB8,383 million (US$1,315.5 million) in 2021. The increase was primarily due to a RMB562.3 million (US$88.2 million) increase in revenue sharing from an increase in virtual gift service revenue, a RMB29.1 million (US$4.6 million) increase in labor costs resulting from the increase of salary and service fee of content management and monitoring in 2021, partially offset by a RMB145.8 million (US$22.9 million) decrease in revenue sharing from a decrease in live video service revenue, and a RMB35.0 million (US$5.5 million) decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels, and a RMB47.3 million (US$7.4 million) decrease in depreciation and amortization due to less amortization on acquired intangible assets resulting from the impairment in 2021.
2020 compared to 2019
. Our cost of revenues decreased from RMB8,492.1 million in 2019 to RMB7,976.8 million in 2020. The decrease was primarily due to a RMB523.1 million decrease in revenue sharing from a decrease in live video service revenue, partially offset by an increase in revenue sharing from an increase in virtual gift service revenue, a RMB56.0 million decrease in bandwidth costs due to a lower volume of live video service provided during 2020, and a RMB6.7 million decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels, partially offset by a RMB62.4 million increase in labor costs resulting from an increase in the number of employees involved in the operations of our Tantan platform.
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
2021 compared to 2020
. Our research and development expenses decreased by 3.1% from RMB1,167.7 million in 2020 to RMB1,131.8 million (US$177.6 million) in 2021. This decrease was primarily due to a RMB23.5 million (US$3.7 million) decrease in salaries and benefits for research and development personnel, and a RMB12.0 million (US$1.9 million) decrease in depreciation and amortization expenses associated with research and development activities. Our research and development headcount decreased from 1,367 as of December 31, 2020 to 1,274 as of December 31, 2021.
2020 compared to 2019
. Our research and development expenses increased by 6.6% from RMB1,095.0 million in 2019 to RMB1,167.7 million in 2020. This increase was primarily due to a RMB82.0 million increase in salaries and benefits for research and development personnel, partially offset by a RMB22.9 million decrease in technology service fee provided by third-party vendors. Our research and development headcount increased from 1,356 as of December 31, 2019 to 1,367 as of December 31, 2020.
Sales and marketing expenses
Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel. We expect our sales and marketing expenses to increase as we plan to enhance our brand awareness, attract new users and promote our new services.
2021 compared to 2020
. Our sales and marketing expenses decreased by 7.4% from RMB2,813.9 million in 2020 to RMB2,604.3 million (US$408.7 million) in 2021, primarily due to a RMB133.6 million (US$21.0 million) decrease in salaries and benefits for our sales and marketing personnel, primarily driven by the reduction of sales and marketing human resource input, and a RMB63.0 million (US$9.9 million) decrease in marketing and promotional expenses, primarily due to lower user acquisition investment for Tantan.
2020 compared to 2019
. Our sales and marketing expenses increased by 4.6% from RMB2,690.8 million in 2019 to RMB2,813.9 million in 2020, primarily due to a RMB295.5 million increase in marketing and promotional expenses to attract users to both Momo and Tantan platforms, expand Tantan’s business in overseas markets, and promote our new applications, partially offset by a RMB120.3 million decrease in salaries and benefits for our sales and marketing personnel, primarily driven by the reduction of sales and marketing human resource input.

General and administrative expenses
General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses.
2021 compared to 2020
. Our general and administrative expenses decreased from RMB763.2 million in 2020 to RMB624.7 million (US$98.0 million) in 2021. This decrease was primarily due to a decrease in share-based compensation expenses of RMB84.4 million (US$13.3 million) due to the fair value remeasurement of liability classified options granted to Tantan’s founders upon settlement in the second quarter of 2021.
2020 compared to 2019
. Our general and administrative expenses decreased from RMB1,527.3 million in 2019 to RMB763.2 million in 2020. This decrease was primarily due to a decrease in share-based compensation expenses of RMB687.4 million, primarily because a large number of options granted to Tantan’s founders were vested during 2019.
Impairment loss on goodwill and intangible assets
As of December 31, 2021, as part of our annual impairment testing and based on (i) a decline in our share price which caused our market capitalization to drop significantly below our net book value of equity and (ii) the adjustment in the monetization approach of Tantan to improve user experience and retention which has further caused Tantan’s near term revenue to decrease and net loss to widen, we determined that it was more likely than not that goodwill was impaired. Accordingly, we determined the fair value of each respective reporting unit using the income-based approach, such that Tantan’s cash flows forecasts mainly factored in the lower-than-projected business outlook. As a result, the fair value of the reporting units was estimated to be below the carrying value and therefore indicated an impairment. We recorded a RMB4,397.0 million (US$690.0 million) goodwill and intangible assets impairment during the year ended December 31, 2021.
Net income (loss)
2021 compared to 2020
. Primarily as a result of the foregoing, we have incurred net loss of RMB2,925.7 million (US$459.1 million), compared to a net income of RMB2,100.4 million in 2020.
2020 compared to 2019
. Primarily as a result of the foregoing, our net income decreased from RMB2,960.8 million in 2019 to RMB2,100.4 million in 2020.
Segment Revenues
The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2019			2020		2021
	RMB	YoY%		RMB	YoY%	RMB	US$	YoY%

	(in thousands, except percentages)
Revenues:
Momo	15,740,815	23		12,631,119	(20)	12,541,205	1,967,989	(1)
Tantan	1,259,906	not comparable	(1)	2,368,314	88	2,029,184	318,423	(14)
QOOL	14,368	(92)		24,755	72	5,330	836	(78)

Note:

(1)	After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the revenue for 2018 only includes seven months of operations.
Momo
2021 compared to 2020
. Momo revenues decreased from RMB12,631.1 million in 2020 to RMB12,541.2 million (US$1,968.0 million) in 2021, primarily driven by the decrease of RMB1,163.0 million (US$182.5 million) in net revenues from live video service as a result of our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem, which was partially offset by the increase of RMB1,103.1 million (US$173.1 million) in net revenues from value-added service.
2020 compared to 2019
. Momo revenues decreased from RMB15,740.8 million in 2019 to RMB12,631.1 million in 2020, primarily driven by the decrease of RMB3,809.3 million in net revenues from live video service as a result of our structural reform on Momo’s core live video business, which was used to revive the long tail content ecosystem, and to a lesser extent, the negative impact from the
COVID-19
pandemic on our live video service, which was partially offset by the increase of RMB896.6 million in net revenues from value-added service.

Tantan
2021 compared to 2020
. Tantan revenues decreased from RMB2,368.3 million in 2020 to RMB2,029.2 million (US$318.4 million) in 2021, which was driven by a decrease of RMB243.5 million (US$38.2 million) in its value-added service revenues and a decrease of RMB95.6 million (US$15.0 million) in its live video service revenues. The decrease was primarily due to our strategic decision to lower Tantan’s monetization level in the second half of the year to improve user experience and retention to drive overall user growth.
2020 compared to 2019
. Tantan revenues grew from RMB1,259.9 million in 2019 to RMB2,368.3 million in 2020, which was mainly driven by an increase in its live video service revenues, and the revenue growth has been accelerating since April 2020.
QOOL
2021 compared to 2020
. QOOL revenues decreased from RMB24.8 million in 2020 to RMB5.3 million (US$0.8 million) in 2021, mainly as a result of less services rendered in respect of music production and copyright permission in 2021.
2020 compared to 2019
. QOOL revenues grew from RMB14.4 million in 2019 to RMB24.8 million in 2020, mainly as a result of more services rendered in respect of music production and copyright permission in 2020.
Segment Cost and Expenses
The following table sets forth our costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2019			2020		2021
	RMB	YoY%		RMB	YoY%	RMB	US$	YoY%

	(in thousands, except percentages)
Costs and Expenses:
Momo	11,025,551	23		9,829,243	(11)	10,169,788	1,595,862	3
Tantan	2,727,259	not comparable	(1)	2,844,395	4	2,509,690	393,825	(12)
QOOL	52,423	(90)		47,892	(9)	64,743	10,160	35
Unallocated	—	—		—	—	4,397,012	689,987	100

Note:

(1)	After our acquisition of Tantan in May 2018, we consolidated its financial information into ours. As such, the costs and expenses for 2018 only includes seven months of operations.
Momo
Costs and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.
Cost of revenues
2021 compared to 2020
. The cost of revenues of Momo increased by 6.3% from RMB6,865.8 million in 2020 to RMB7,301.0 million (US$1,145.7 million) in 2021, primarily due to an increase in revenue sharing from an increase in virtual gift service revenue, which was partially offset by the decrease in revenue sharing from the decrease in live video service revenue.
2020 compared to 2019
. The cost of revenues of Momo decreased by 14.9% from RMB8,065.3 million in 2019 to RMB6,865.8 million in 2020, primarily due to a decrease in revenue sharing from a decrease in live video service revenue, which was partially offset by the increase in revenue sharing from the increase in value-added service revenue.

Research and development expense
2021 compared to 2020
. The research and development expenses of Momo decreased by 1.9% from RMB844.8 million in 2020 to RMB828.7 million (US$130.0 million) in 2021, primarily due to a decrease in salaries and benefits for research and development personnel.
2020 compared to 2019
. The research and development expenses of Momo increased by 5.9% from RMB797.5 million in 2019 to RMB844.8 million in 2020, primarily due to an increase in salaries and benefits for research and development personnel.
Sales and marketing expenses
2021 compared to 2020
. The sales and marketing expenses of Momo decreased by 2.3% from RMB1,454.1 million in 2020 to RMB1,420.1 million (US$222.8 million) in 2021, primarily due to a decrease of RMB133.9 million (US$21.0 million) in the salaries and benefits for sales and marketing personnel due to less bonus and less shared-based compensation charged in 2021, partially offset by an increase of RMB93.5 million (US$14.7 million) in marketing and promotional expenses to attract users to our new standalone apps.
2020 compared to 2019
. The sales and marketing expenses of Momo decreased by 4.4% from RMB1,521.5 million in 2019 to RMB1,454.1 million in 2020, primarily due to a decrease of RMB106.6 million in the salaries and benefits for sales and marketing personnel due to less bonus and less shared-based compensation charged in 2020, and partially offset by an increase of RMB88.5 million in marketing and promotional expenses to attract users to Momo platform.
General and administrative expense
2021 compared to 2020
. The general and administrative expenses of Momo decreased by 6.7% from RMB664.5 million in 2020 to RMB619.9 million (US$97.3 million) in 2021, primarily due to the recovery of RMB32.0 million (US$5.0 million) from a fully impaired loan to a third-party entity in 2020, partially offset by an increase of RMB53.1 million (US$8.3 million) in personnel related costs.
2020 compared to 2019
. The general and administrative expenses of Momo increased by 3.6% from RMB641.3 million in 2019 to RMB664.5 million in 2020, primarily due to an increase of RMB43.0 million in personnel related costs including share-based compensation expenses and an increase of RMB32.0 million in impairment loss of a loan to a third-party entity, partially offset by a decrease of RMB17.7 million in donation.
Tantan
Cost and expenses of Tantan mainly consist of marketing and promotion expenses, labor costs, revenue sharing, commission fees, depreciation and other costs.
Cost of revenues
2021 compared to 2020
. The cost of revenues of Tantan decreased by 4.0% from RMB1,088.8 million in 2020 to RMB1,044.9 million (US$164.0 million) in 2021, which was primarily due to a decrease in commission fees paid to payment channels.
2020 compared to 2019
. The cost of revenues of Tantan increased by 161.9% from RMB415.7 million in 2019 to RMB1,088.8 million in 2020, which was primarily driven by an increase in revenue sharing from the growth of its live video service business.
Research and development expenses
2021 compared to 2020
. The research and development expenses of Tantan decreased by 6.1% from RMB322.9 million to RMB303.1 million (US$47.6 million) in 2021, which was primarily due to a decrease in salaries and benefits for research and development personnel and service fees related to research and development.
2020 compared to 2019
. The research and development expenses of Tantan grew by 8.5% from RMB297.6 million to RMB322.9 million in 2020, which was primarily driven by an increase in salaries and benefits for research and development personnel.

Sales and marketing expenses
2021 compared to 2020
. The sales and marketing expenses of Tantan decreased by 13.2% from RMB1,359.7 million in 2020 to RMB1,180.1 million (US$185.2 million) in 2021, which was primarily due to a decrease in marketing and promotional expenses as a result of lower user acquisition investment for Tantan.
2020 compared to 2019
. The sales and marketing expenses of Tantan grew by 16.9% from RMB1,162.9 million in 2019 to RMB1,359.7 million in 2020, which was primarily driven by increased spending to acquire more users and drive traffic to our mobile applications.
General and administrative expenses
2021 compared to 2020
. The general and administrative expenses of Tantan decreased by 125.2% from RMB73.0 million in 2020 to RMB(18.4) million (US$(2.9) million) in 2021, which was mainly caused by a decrease in share-based compensation expenses of RMB84.4million (US$13.3 million), due to the fair value remeasurement of liability classified options granted to Tantan’s founders upon settlement in the second quarter of 2021.
2020 compared to 2019
. The general and administrative expenses of Tantan decreased by 91.4% from RMB851.1 million in 2019 to RMB73.0 million in 2020, which was mainly due to a substantial decrease in share-based compensation expense driven by the relatively low volume of vested options during 2020 compared to 2019, when the options granted to Tantan’s founders were vested during the year.
QOOL
Costs and expenses of QOOL mainly consist of production costs in connection with television content and film music, and staff related costs.
Cost of revenues
2021 compared to 2020
. The cost of revenues of QOOL were RMB37.5 million (US$5.9 million) in 2021, and RMB22.1 million in 2020, which consisted primarily of production costs in connection with television content and film music.
2020 compared to 2019
. The cost of revenues of QOOL were RMB22.1 million in 2020, and RMB11.1 million in 2019, which consisted primarily of production costs in connection with television content and film music.
Sales and marketing expenses
2021 compared to 2020
. The sales and marketing expenses of QOOL were RMB4.0 million (US$0.6 million) in 2021, and RMB90,000 in 2020.
2020 compared to 2019
. The sales and marketing expenses of QOOL were RMB90,000 in 2020, and RMB6.4 million in 2019.
General and administrative expenses
2021 compared to 2020
. The general and administrative expenses of QOOL were RMB23.2 million (US$3.6 million) in 2021, and RMB25.7 million in 2020, which consisted primarily of personnel related costs.
2020 compared to 2019
. The general and administrative expenses of QOOL were RMB25.7 million in 2020, and RMB34.9 million in 2019, which consisted primarily of personnel related costs.
Unallocated
The unallocated is the impairment loss on goodwill and intangible assets, which was presented as an unallocated item in the segment information because we do not consider this as part of the segment operating performance measure.

Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
As of December 31, 2021, we have financed our operations primarily through net cash provided by operating activities, as well as the issuance of equity and convertible note securities. As of December 31, 2019, 2020 and 2021, we had RMB2,612.7 million, RMB3,363.9 million and RMB5,570.6 (US$874.1 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.
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
In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that our PRC subsidiaries currently have in place with the consolidated affiliated entities in a way that could materially and adversely affect the ability of our PRC subsidiaries to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside 10% of its accumulated after-tax
profits each year, if any, to fund a statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. If the statutory common reserve fund is not sufficient to make up its losses in previous years (if any), our PRC subsidiaries shall use the profits of the current year to make up the losses before accruing such statutory common reserve fund. At the discretion of the shareholders of our PRC subsidiaries, they may, after accruing the statutory common reserve fund, allocate a portion of their after-tax
profits based on PRC accounting standards to discretionary common reserve fund. The statutory common reserve fund and the discretionary common reserve fund cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in
capital of our PRC subsidiaries, consolidated affiliated entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.
As a result, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2021, the amount of the restricted net assets, which represents registered capital and additional paid-in
capital cumulative appropriations made to statutory reserves, was RMB1,508.6 million (US$236.7 million). As of December 31, 2021, we held cash and cash equivalents of RMB939.1 million (US$147.4 million) in aggregate outside of the PRC and RMB4,631.5 million (US$726.8 million) in aggregate in the PRC, of which RMB4,631.3 million (US$726.8 million) was denominated in RMB and RMB125,965 (US$19,767) was denominated in U.S. dollars. Of such cash and cash equivalents held in the PRC, our PRC subsidiaries held cash and cash equivalents in the amount of RMB2,156.5 million (US$338.4 million), and the consolidated affiliated entities and their subsidiaries held cash and cash equivalents in the amount of RMB2,475.0 million (US$388.4 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and/or approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our PRC subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our PRC subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated affiliated entities when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to the consolidated affiliated entities either through entrustment loans from our PRC subsidiaries to the consolidated affiliated entities or direct loans to such consolidated affiliated entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entities’ share capital.
Our full-time employees in the PRC participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB214.3 million, RMB209.9 million and RMB241.7 million (US$37.9 million) in 2019, 2020 and 2021, respectively. We expect our contribution towards such employee benefits to increase in the future as we continue to expand our workforce and as salary levels of our employees continue to increase.
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in RMB thousands)
Net cash provided by operating activities	5,448,886	3,080,889	1,559,198
Net cash provided by (used in) investing activities	(4,029,919)	(748,466)	2,550,342
Net cash used in financing activities	(1,273,780)	(1,498,150)	(1,786,909)
Effect of exchange rate changes	(478)	(80,944)	(41,669)
Net (decrease) increase in cash and cash equivalents	144,709	753,329	2,280,962
Cash and cash equivalents and restricted cash at beginning of period	2,468,034	2,612,743	3,366,072
Cash and cash equivalents and restricted cash at end of period	2,612,743	3,366,072	5,647,034
Anticipated Use of Cash
We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platform. We plan to fund these expenditures with cash and cash equivalents that we have. From September 2020 to September 2021, we repurchased approximately 14.15 million ADSs for approximately US$182.4 million in the open market pursuant to our 2020 share repurchase plan and we may introduce similar plans in the future. On March 12, 2019, we declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, we declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, we declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The aggregate amount of cash dividends paid was US$132.0 million, which was funded by surplus cash on our balance sheet. In March 2022, we declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The aggregate amount of cash dividends to be paid is approximately US$127 million, which will be funded by surplus cash on our balance sheet.

Operating Activities
Net cash provided by operating activities amounted to RMB1,559.2 million (US$244.7 million) in 2021, which was primarily attributable to a net loss of RMB2,925.7 million (US$459.1 million), adjusted for non-cash
items of RMB5,146.9 million (US$807.7 million) and an increase of RMB662.0 million (US$103.9 million) in working capital. The non-cash
items primarily include RMB4,397.0 million (US$690.0 million) in goodwill and intangible assets impairment, RMB475.8 million (US$74.7 million) in share-based compensation expenses, RMB155.5 million (US$24.4 million) in depreciation of property and equipment and RMB109.1 million (US$17.1 million) in amortization of intangible assets. The increase in working capital was primarily attributable to a decrease in share-based compensation liabilities of RMB 678.2 million (US$106.4 million), an increase in other current assets of RMB151.2 million (US$23.7 million) and a decrease in income tax payable of RMB110.7 million (US$17.4 million), partially offset by an increase in deferred tax liabilities of RMB180.2 million (US$28.3 million) and an increase in other current liabilities of RMB60.7 million (US$9.5 million). The decrease in share-based compensation liability was mainly due to the cash payment of RMB678.2 million (US$106.4 million) we made to Tantan’s founders to settle the previously granted liability-classified share options upon their termination of services with Tantan during the year of 2021. The increase in other current assets was mainly attributable to an increase in interest receivable for increased long-term deposits. The decrease in income tax payable was mainly due to the lower profit of 2021. The increase in deferred tax liabilities was mainly attributable to a withholding income tax accrued on undistributed earnings generated in 2021 by our WFOE, because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. The increase in other current liabilities was mainly attributable to (i) an increase in amount payable to repurchase our subsidiary’s share options, (ii) an increase in lease liabilities due within one year, partially offset by a decrease in payroll and welfare payable due to decreased bonus and downsized.
Net cash provided by operating activities amounted to RMB3,080.9 million in 2020, which was primarily attributable to a net income of RMB2,100.4 million, adjusted for non-cash
items of RMB1,126.2 million and an increase of RMB145.7 million in working capital. The non-cash
items primarily include RMB678.7 million in share-based compensation expenses, RMB209.0 million in depreciation of property and equipment and RMB157.3 million in amortization of intangible assets. The increase in working capital was primarily attributable to an increase in other non-current
assets of RMB138.5 million, a decrease in accrued expenses and other current liabilities of RMB120.4 million, and an increase in prepaid expenses and other current assets of RMB59.1 million, partially offset by an increase in other non-current
liabilities of RMB85.1 million, an increase income tax payable of RMB82.5 million, and a decrease in accounts receivable of RMB52.2 million. The increase in other non-current
assets was mainly attributable to (i) an increase in net
right-of-use
assets mainly due to new lease contracts for internet data center facilities and one of our major office, and (ii) an increase in accumulated cost of films in the process of production or in the state of being unreleased. The decrease in accrued expenses and other current liabilities was mainly attributable to (i) a decrease in payroll and welfare payable due to decreased bonus, and (ii) a decrease in marketing promotional fees payable. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in deposits at a third-party broker for repurchase of ordinary shares, and (ii) an increase in customer payment through third-party payment channels and cash deposited at third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their shared revenue, partially offset by a decrease in VAT input, mainly due to less revenue sharing with talent agencies. The increase in other non-current
liabilities was mainly attributable to an increase in lease liabilities due in over one year. The increase in income tax payable was mainly attributable to a higher preferential tax rate to which one of our major profit generating entities is entitled for the year 2020. The decrease in accounts receivable was mainly attributable to a decrease in revenue from live video, mobile marketing and other services.
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

Investing Activities
Net cash provided by investing activities amounted to RMB2,550.3 million (US$400.2 million) in 2021, which was primarily due to cash received on maturity of short-term deposits, partially offset by the purchase of long term deposits and short-term deposits and payment of long-term investments.
Net cash used in investing activities amounted to RMB748.5 million in 2020, which was primarily due to the purchase of long term deposits and short-term deposits, payment for short-term investments, purchase of servers, computers and other office equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of short-term deposits and from sales of short-term and long-term investments.
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
Financing Activities
Net cash used in financing activities amounted to RMB1,786.9 million (US$280.4 million) in 2021, which was primarily attributable to the repurchase of our ordinary shares, payment of our declared special cash dividend and deferred payment for our business acquisition of Tantan.
Net cash used in financing activities amounted to RMB1,498.2 million in 2020, which was primarily attributable to payment of our declared special cash dividend, deferred payment for our business acquisition of Tantan, and repurchase of our ordinary shares and our subsidiary’s share options.
Net cash used in financing activities amounted to RMB1,273.8 million in 2019, which was primarily attributable to payment of our declared special cash dividend, deferred payment for our business acquisition of Tantan and deferred payment for purchase of servers, computers and other office equipment.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our convertible notes obligations and operating lease obligations.
Our convertible notes obligations primarily consist of the senior note we issued in July 2018, which bears an interest rate of 1.25% per year. Outstanding balance as of December 31, 2021 for our convertible notes obligations amounted to RMB4,822.3 million (US$756.7 million).
Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Outstanding balance as of December 31, 2021 for our operating lease commitments amounted to RMB276.1 million (US$43.3 million).

The following table sets forth our contractual obligations by specified categories as of December 31, 2021.

		Years ending December 31,
	Total	2022	2023	2024 and thereafter

	(RMB in thousands)
Convertible senior note obligations (1)	4,822,266	57,752	57,752	4,706,762
Operating lease obligations (2)	276,071	165,812	75,327	34,932

Notes:

(1)
Including estimated interest payments of RMB202.2 million in total (RMB57.8 million, RMB57.8 million and RMB86.6 million over the periods of less than one year, one to two years, and more than two years from December 31, 2021, respectively) and principal payments of RMB4,620.1 million, with the principal of the convertible senior note to be due in 2025. Please see “Convertible Senior Notes” under Note 9 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

(2)
Operating lease obligations represent our obligations for leasing internet data center facilities and office spaces, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 10 to our audited consolidated financial statements included in this annual report beginning on page
F-1.

Other than the convertible senior note and operating lease shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2021.
In February 2022, our bank balance of RMB95.4 million was restricted for withdrawal by a local government authority in the PRC. The restricted amount is suspected to be linked with a Momo user’s illegal activity, which was recharged and consumed in the live video service on Momo platform. There is no suspected or alleged wrongdoing on the part of our company. Because the case involving the said user is currently in the early stage of investigation, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably ascertained as of the date of this annual report.
Holding Company Structure
Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and the consolidated affiliated entities is required to set aside 10% of their after-tax
profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in PRC not available for distribution were RMB1,508.6 million (US$236.7 million) as of December 31, 2021.
Capital Expenditures
Our capital expenditures amounted to RMB203.6 million, RMB124.1 million and RMB95.3 million (US$15.0 million) in 2019, 2020 and 2021, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development
We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, architecture and technological infrastructures, as well as security and integrity of our platform to protect the security and privacy of our users. We have a large team of engineers and developers, which accounted for approximately 62% of our employees as of December 31, 2021. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2019, 2020 and 2021, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB1,095.0 million, RMB1,167.7 million and RMB1,131.8 million (US$177.6 million), respectively. For the year ended December 31, 2021, our research and development expenditures represented 7.8% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel, depreciation and office rental fees. Expenditures incurred during the research phase are expensed as incurred. We expect our research and development expenses to increase as we expand our research and development team to develop new features and services for our platform and further enhance our big data analytical capabilities.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
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
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.
Impairment of Long-Lived Assets Other Than Goodwill
We review our long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may no longer be recoverable. When these events occur, we test the recoverability of the asset (asset group) by comparing the carrying value of the long-lived assets (asset group) to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Judgment is required to determine key assumptions adopted in the cash flow projections, such as internal forecasts, estimation of the long-term rate of growth for our business and determination of our weighted average cost of capital, and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.
Impairment of Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.
Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. If it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is performed. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts of revenue and operating margin, estimation of the long-term rate of growth for our business, and determination of our weighted average cost of capital. Specifically, the discount cash flow methodology included a weighted average cost of capital of 20% and a terminal value growth rate of 3% as of December 31, 2021. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.
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

Impairment Assessment on Equity securities without readily determinable fair value
Equity securities without readily determinable fair values that are accounted for using the measurement alternative are subject to periodic impairment reviews. Our impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. Qualitative factors considered may include market environment and conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we perform quantitative assessments of the fair value, which may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees’ liquidity and financial performance, and market data of comparable companies in similar industries. Judgment is required to determine the appropriateness of the valuation approaches and the weighting and impact of the abovementioned factors. Changes to this determination can significantly affect the results of the quantitative assessments.
Impairment Assessment on Equity method investments
We evaluate the equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and our intent and ability to retain the investment until the recovery of its carrying value.
An impairment change is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.
We estimate the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Changes to this determination can significantly affect the results of the impairment test.
Share-based Compensation
Share-based payment transactions with employees, executives and consultants are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in
capital.
We classify share-based compensation with cash settlement features as liabilities. The percentage of the fair value that is accrued as compensation cost at the end of each period equal the percentage of the requisite service that has been rendered at that date. We recognize the changes in fair value of the liability classified award that occur during the requisite service period as compensation cost over that period. These awards typically vest over a period of certain years, but may fully vest due to the achievement of certain performance conditions. We recognize the share-based compensation expense on an accelerated basis if it is probable that the performance condition will be achieved. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.
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
Determining the fair value of share-based awards requires significant judgment. We estimate the fair value of share options using the Black-Scholes valuation model or binomial tree pricing model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility. If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes valuation model or binomial tree pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	43	Executive Chairman

Li Wang	38	Director and Chief Executive Officer

Yong Li	47	Independent Director

Ho Kee Harry Man	45	Director

Benson Bing Chung Tam	58	Independent Director

Dave Daqing Qi	58	Independent Director

Yongming Wu	47	Independent Director

Jonathan Xiaosong Zhang (1)	58	Chief Financial Officer

Note:

(1)
Jonathon Xiaosong Zhang will retire effective June 30, 2022. Cathy Hui Peng, Senior Vice President of corporate finance, will assume the role of Chief Financial Officer following Mr. Zhang’s retirement and Mr. Zhang will remain with the Company as a senior advisor.

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
Mr. Tang was named by Fortune Magazine as one of its “40 Under 40,” a list of the most powerful, influential and important business elites under the age of 40, in October 2014. Mr. Tang received his bachelor of science degree from Chengdu University of Technology in China in 2000. Mr. Tang also currently serves on the boards of Momo Technology Overseas Holding Limited, Momo Technology HK Company Limited, QOOL Media Hong Kong Limited, Tantan Limited, Tantan Hong Kong Limited, Beijing Momo Information Technology Co., Ltd., Beijing Momo Technology Limited, QOOL Media (Tianjin) Co., Ltd., QOOL Media Technology (Tianjin) Co., Ltd., Momo Pictures Co., Ltd., Zhejiang Shengdian Digital Network Co., Ltd., Smartisan Technology Co., Ltd., Shengpan Network Technology (Shanghai) Co., Ltd, Beijing Pula Technology Co., Ltd., Gallant Future Holdings Limited, RC Holdings Limited and High Reach Limited.
Mr.
 Li Wang
has served as our chief executive officer since November 2020, as our president from April 2018 to October 2020, and as our director since November 2017. He was also our chief operating officer between June 2014 and November 2020. Mr. Wang joined the company as our operation director in July 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up
education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

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
Mr.
 Ho Kee Harry Man
has been our director since June 2021. Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile internet sector in 2008. Prior to Matrix, Mr. Man was Partner at WI Harper Group and led investments in their China office in the TMT sector. Before WI Harper, Mr. Man led the corporate development teams of two US listed internet and mobile companies, and helped Linktone Ltd. (NASDAQ: LTON) and chinadotcom (Nasdaq: CHINA) in their investments in various sectors respectively. Mr. Man started his career as a management consultant with Arthur Andersen in 1998. Mr. Man has been investing in China since 2000, and always focuses on early stage internet and mobile sectors. During the past 15 years, Mr. Man led investments in our company, XPENG (US: XPEV), 21Vianet (Nasdaq:VNET), iKang, Sungy Mobile, Editgrid (sold to Apple), Career International (SZ: 300662), and Didi Chuxing.
Mr.
 Benson Bing Chung Tam
has served as our independent director since December 2014. Mr. Tam is a chartered accountant. In March 2012, Mr. Tam founded Venturous Group, a global CEO network based in Beijing, and has been serving as its chairman since then. From 2002 to February 2012, Mr. Tam was a partner and head of technology investments at Fidelity Growth Partners Asia (formerly named Fidelity Asia Ventures), where he led a team of five professionals focused on technology investment. Prior to joining Fidelity Growth Partners Asia, Mr. Tam was a partner of Electra Partners Asia from 1998 to 2002, and was the founding director of Hellman & Friedman Asia from 1992 to 1998. Mr. Tam worked in M&A corporate finance at S.G. Warburg from 1989 to 1992. Mr. Tam has been a Chartered Accountant since 1989. Mr. Tam currently also serves as a director of certain privately held companies, including iSoftstone Holdings Limited, China PnR Co. Ltd., YeahKa Limited, Longhui International Holdings Limited, Podinn Hotel Zhejiang Co., Ltd. Mr. Tam received his master’s degree in computer science from Oxford University in 1986 and his bachelor’s degree in civil engineering from Imperial College of London University in 1984.
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

B.	Compensation
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB44.1 million (US$6.9 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90.000) in cash to our non-executive
directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our PRC subsidiaries and consolidated affiliated entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance and a housing provident fund.
Share Incentive Plans
2012 Plan
In November 2012, we adopted the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.
As of March 31, 2022, options to purchase 28,769,414 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 3,746,048 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.
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
2014 Plan
We adopted the 2014 Plan in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 50,416,869 Class A ordinary shares. As of March 31, 2022, we have granted options to purchase 40,582,610 Class A ordinary shares (excluding those that have been forfeited and cancelled) and 830,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 24,253,381 Class A ordinary shares remained outstanding and 250,000 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.
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

The following table summarizes, as of March 31, 2022, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
		0.0002	April 15,2021	April 14,2031

Li Wang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
		0.0002	April 15,2021	April 14,2031

Jonathan Xiaosong Zhang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15,2019	April 14,2029
	*	0.0002	April 15,2020	April 14,2030
		0.0002	April 15,2021	April 14,2031

Other individuals as a group	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	May 4, 2015	May 3, 2025
	*	0.0002	August 13, 2015	August 12, 2025
	*	0.0002	October 15, 2015	October 14, 2025
	*	0.0002	November 13, 2015	November 12, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	July 6, 2016	July 5, 2026
	*	0.0002	October 15, 2016	October 14, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	January 3, 2017	January 2, 2027
	*	0.0002	April 13, 2017	April 12, 2027
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	July 13, 2017	July 12, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	October 13, 2017	October 12, 2027
	*	0.0002	December 5, 2017	December 4, 2027
	*	0.0002	December 29, 2017	December 28, 2027
	*	0.0002	April 13, 2018	April 12, 2028
	*	0.0002	May 2, 2018	May 1, 2028

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	*	0.0002	July 13, 2018	July 12, 2028
	*	0.0002	October 15, 2018	October 14, 2028
	*	0.0002	December 29, 2018	December 28, 2028
	*	0.0002	April 15,2019	April 14, 2029
	*	0.0002	May 17, 2019	May 16, 2029
	*	0.0002	July 12,2019	July 11, 2029
	*	0.0002	October 15,2019	October 14, 2029
	*	0.0002	December 26,2019	December 25, 2029
	*	0.0002	April 15,2020	April 14, 2030
	*	0.0002	May 28,2020	May 27, 2030
	*	0.0002	July 8,2020	July 7, 2030
	*	0.0002	October 15,2020	October 14, 2030
	*	0.0002	December 30,2020	December 29, 2030
	*	0.0002	April 15,2021	April 14,2031
	*	0.0002	July 1, 2021	June 30, 2031
	*	0.0002	October 15, 2021	October 14, 2031
	*	0.0002	November 1, 2021	October 31, 2031
	*	0.0002	December 7, 2021	December 6, 2031
	*	0.0002	January 7, 2022	January 6, 2032
Total	27,999,429

*	Aggregate number of shares represented by all outstanding options granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.
The following table summarizes, as of March 31, 2022, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15,2019
	*	April 15,2020
	*	April 15,2021
Dave Daqing Qi	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15,2019
	*	April 15,2020
	*	April 15,2021
Yongming Wu	*	April 15,2019
	*	April 15,2020
	*	April 15,2021

Total	250,000

*	Aggregate number of shares represented by all restricted share units granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

Tantan 2015 Plan
In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan (“Amended and Restated 2015 Plan”) and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2022, options to purchase 1,617,413 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.
Tantan 2018 Plan
In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares additionally authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares
1-for-5
on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2022, options to purchase 3,312,894 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.
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
Board of Directors
Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his or her interest at a meeting of the directors. Subject to applicable Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
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
Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	Beijing
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees
We had 2,350, 2,394 and 2,051 employees as of December 31, 2019, 2020 and 2021, respectively. Geographically, as of December 31, 2021, we had 1,974 employees in Beijing, 43 employees in Chengdu, 2 employees in Shanghai, 13 employees in Guangzhou, 13 employees in Tianjin, 6 employees in Hainan. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

As of December 31, 2021
Function:
Research and development	1,274
Customer service, sales and marketing	206
Operations and cost	294
General administration	277

Total	2,051

In addition to our full-time employees, we used 1,353 contract workers dispatched to us by staffing agencies as of December 31, 2021. These contract workers are primarily responsible for content management and monitoring and for customer service.
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
The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.
Percentage of beneficial ownership is based on a total of 396,711,168 outstanding ordinary shares of our company as of the date of March 31, 2022, comprising (i) 316,346,702 Class A ordinary shares, excluding the 3,112,532 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.
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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A Ordinary Shares	Class B Ordinary Shares
			% (1)	% (2)
Yan Tang (3)	7,030,065	80,364,466	21.6	71.9
Li Wang (4)	*	—	*	*
Yong Li (5)	8,046,899	—	2.0*
Ho Kee Harry Man (6)	*	—	*	*
Benson Bing Chung Tam (7)	*	—	*	*
Dave Daqing Qi (8)	*	—	*	*
Jonathan Xiaosong Zhang (9)	*	—	*	*
Yongming Wu (10)	*	—	*	*
All directors and executive officers as a group	20,598,861	80,364,466	24.2	72.8

Principal Shareholders:
Gallant Future Holdings Limited (11)	—	72,364,466	18.2	64.6
J O Hambro Capital Management Limited (12)	23,260,894	—	5.9	2.1
Renaissance Technologies LLC (13)	20,583,396	—	5.2	1.8
Invesco Ltd. (14)	20,007,084	—	5.0	1.8

Notes:
*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**
Except for Messrs. Yong Li, Mr. Benson Bing Chung Tam, Mr. Dave Daqing Qi and Mr. Yongming Wu, the business address for our executive officers and directors is 20 th
Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

(1)
Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 396,711,168 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one
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

(3)
Represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, and (iii) 7,030,065 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2022 upon exercise of share options held by him under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(4)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2022 upon exercise of share options held by him under our share incentive plans.
(5)
Represents 8,046,899 Class A ordinary shares held by Joyous Harvest Holdings Limited, a company incorporated in the British Virgin Islands and wholly owned by a family trust controlled by Mr. Li. The business address of Mr. Li is 5/F, Block A, Lingxinghang Center, No. 8, Guangshun South Avenue, Chaoyang District, Beijing.

(6)
Represents 1 Class A ordinary share held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to the Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018.

(7)
Represents Class A ordinary shares held by Mr. Tam and Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2022 upon the exercise of share options held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room
1-4-2503,
No. 2 East Xibahe, Chaoyang District, Beijing, China.

(8)
Represents Class A ordinary shares and ADSs held by Mr. Qi and Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2022 upon the exercise of share options held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(9)
Represents Class A ordinary shares that Mr. Zhang is entitled to acquire within 60 days from March 31, 2022 upon exercise of share options held by him under our share incentive plans and Class A ordinary shares represented by ADSs beneficially owned by Mr. Zhang.

(10)
Represents Class A ordinary shares that Mr. Wu is entitled to acquire within 60 days from March 31, 2022 upon exercise of share options held by him under our share incentive plans. The business address of Mr. Wu is 8 Shenton Way, AXA Tower,
#45-01,
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

(12)
Represents 23,260,894 Class A ordinary shares represented by American depositary receipts held by J O Hambro Capital Management Limited, a company incorporated in England and Wales with its business address at Level 3, 1 St James’s Market, London SW1Y 4AH, United Kingdom, based on a Schedule 13G filed by J O Hambro Capital Management Limited on February 11, 2020.

(13)
Represents 20,583,396 Class A ordinary shares represented by American depositary receipts held by Renaissance Technologies Holdings Corporation, a company incorporated in Delaware with its business address at 800 Third Avenue, New York, New York 10022, United States and majority-owned by Renaissance Technologies LLC, based on a Schedule 13G/A jointly filed by the two entities on February 11, 2022.

(14)
Represents 20,007,084 Class A ordinary shares represented by American depositary receipts held by Invesco Ltd., a company incorporated in Bermuda with its business address at 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309, based on a Schedule 13G filed by Invesco Ltd. on February 14, 2022.

To our knowledge, on the same basis of calculation as above, 76.0% of our total issued and outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 332,849,580 Class A ordinary shares represented by 166,424,790 ADSs, including 3,112,532 Class A ordinary shares underlying 1,556,266 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.
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
Contractual Arrangements with Beijing Momo and Its Shareholders
PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in China. As a result, we operate our relevant business through contractual arrangements among our PRC subsidiaries, the consolidated affiliated entities and the shareholders of the consolidated affiliated entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”
Transactions with Certain Related Parties
We provided RMB5.4 million and RMB5.6 million for mobile marketing services in 2019 and 2020, respectively, to Hunan Qindao Network Media Technology Co., Ltd., which is a subsidiary of Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% of its equity interest.
In connection with revenue sharing with talent agencies of live video service, we paid RMB497.8 million, RMB354.3 million and RMB253.7 million (US$39.8 million) to Hunan Qindao Network Media Technology Co., Ltd. in 2019, 2020 and 2021, respectively. In addition, we owed RMB19.5 million and RMB5.0 million (US$0.8 million) in unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd. as of December 31, 2020 and 2021, respectively.
In 2019 and 2020, we paid RMB2.1 million and RMB164,169, respectively, to Beijing Shiyue Haofeng Media Co. Ltd., a company in which we own 30.0% of its equity interests, in connection with revenue sharing with talent agencies of live video service.
For the period from April to November 2020, we purchased bandwidth service for RMB8.9 million from Beijing Santi Cloud Union Technology Co., Ltd. and its wholly-owned subsidiary, Beijing Santi Cloud Time Technology. We sold our entire equity interests in Beijing Santi Cloud Union Technology Co., Ltd. in November 2020.
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
In May 2019, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against our company, our chief executive officer and our chief financial officer: Marchand v. Momo Inc., et al, Civil Action No. 19 CV 04433 (S.D.N.Y.) (filed on May 15, 2019). On September 18, 2019, the United States District Court for the Southern District of New York appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel for the class action lawsuit. On November 20, 2019, lead and named plaintiffs filed — purportedly on behalf of a class of persons who allegedly suffered damages as a result of their purchases, acquisitions, and sales of our ADSs between April 20, 2015 and May 10, 2019 — an amended class action complaint, which advances that our company’s public filings with the SEC contained material misstatements or omissions in violation of the federal securities laws. On January 24, 2020, we filed a motion to dismiss the amended class action complaint. On August 3, 2020, with the motion to dismiss pending, the court granted the parties’ joint request to stay the action while the parties explore mediation. On December 4, 2020, the lead plaintiff filed a letter notifying the court that the parties reached an agreement in principle to resolve all claims in the action. On March 23, 2021, the parties executed a stipulation of settlement, in which the Company agreed, among other things, to pay US$5.5 million (including attorney’s fees), of which US$3.5 million was borne by insurance companies, without admitting any of plaintiffs’ allegations in consideration for plaintiffs’ agreement to release the Company and other parties from these claims. On August 4, 2021, the court granted final approval of the settlement. With this final approval of the settlement, the securities class action against the Company has been substantially resolved.
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results,” “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”
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
Our board of directors declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share, in March 2019. The cash dividend was paid on April 30, 2019 to shareholders of record at the close of business on April 5, 2019. The ex-dividend
date was April 4, 2019. The aggregate amount of cash dividends paid was US$128.6 million, which was funded by surplus cash on our balance sheet. In March 2020, our board of directors declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend was paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend
date was April 7, 2020. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, our board of directors declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend was paid on April 30, 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend
date was April 12, 2021. The aggregate amount of cash dividends paid was US$132.0 million, which was funded by surplus cash on our balance sheet. Our board of directors declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share, in March 2022. The cash dividend is to be paid on April 29, 2022 to shareholders of record at the close of business on April 13, 2022. The ex-dividend
date was April 12, 2022. The aggregate amount of cash dividends to be paid is approximately US$127 million, which will be funded by surplus cash on our balance sheet.
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
Conversion
. Our Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity that is not an affiliate of such holder or the beneficial owner, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman
KY1-1104,
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
Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained, other than by reason of such director’s own dishonesty, willful default or fraud in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with each of our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

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
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
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
People’s Republic of China Taxation
Under the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.
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

We do not believe Hello Group Inc. meets all of the criteria described above. We believe that none of Hello Group Inc. and its subsidiaries outside of China is a PRC tax resident enterprise, because none of them is controlled by a PRC enterprise or PRC enterprise group, and because some of their records are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to PRC enterprise income tax at 25% on our global income. In addition, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, dividends paid by us to non-PRC
holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC
enterprises or 20% in the case of
non-PRC
individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.
If we are considered a
“non-resident
enterprise” by the PRC tax authorities, the dividends paid to us by our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with China. Our US subsidiary is not an immediate holding company of any of our PRC subsidiaries. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC
tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.
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
United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market
treatment, partnerships and their partners,
tax-exempt
organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar). This discussion, moreover, does not address the United States federal estate, gift, Medicare or alternative minimum tax, or any non-United
States, state, or local tax considerations of the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, non-United
States income, and other tax considerations of an investment in our ADSs or ordinary shares.
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

Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles associated with our active business are taken into account as non-passive
assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Although the law in this regard is not entirely clear, we treat Beijing Momo as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements.
Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.
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
As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are treated as marketable stock on the Nasdaq Global Select Market. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market
election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
If a U.S. Holder makes a
mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Only our ADSs, and not our ordinary shares, are listed on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market
election if we are or were to become a PFIC.
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
https://ir.hellogroup.com
. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB407.5 million, RMB444.5 million and RMB384.3 million (US$60.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We had cash, cash equivalents, restricted cash, short-term deposits and long-term deposits in total of RMB15,630.6 million (US$2,452.8 million) as of December 31, 2021. Assuming such amount of cash, cash equivalents, restricted cash and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB156.3 million (US$24.5 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
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
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us. In 2020 and 2021, we incurred foreign currency translation adjustment of a loss of RMB141.7 million and RMB39.2 million (US$6.1 million), respectively.
As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents and short-term deposits of US$143.7 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2021 would have increased or decreased by RMB91.6 million in RMB terms.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2021, we were entitled to receive RMB24.8 million (US$3.9 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.
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
After deducting the total expenses of US$17.4 million and other expenses of US$4.4 million, we received net proceeds of US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2021, we had used all of the net proceeds received from our initial public offering to repurchase our ordinary shares and pay cash dividends.
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
under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hello Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Hello Group Inc. (previously named as Momo Inc.) and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control — Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 27, 2022, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.
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
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 27, 2022
Changes in Internal Control over Financial Reporting
There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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
https://ir.hellogroup.com
.

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID:1113) for the periods indicated.

	2020	2021

	(in RMB thousands)
Audit fees (1)	17,034	17,500
Tax and other service fees (2)	1,654	871

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
On September 3, 2020, our board of directors authorized a share repurchase program under which we may repurchase up to US$300 million of our shares over the next 12 months. As of September 3, 2021, we had repurchased approximately 14.15 million ADSs for approximately US$182.4 million, including commissions paid to the brokers, on the open market under this program, at an average purchase price of US$12.87 per ADS. The table below is a summary of the shares repurchased by us in 2021. All shares were repurchased in the open market pursuant to the 2020 share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
		(U.S. dollar)		(U.S. dollar)
January 2021	15,674	13.50	15,674	250,769,438
March 2021	18,800	13.99	18,800	250,506,125
May 2021	901,704	13.85	901,704	238,002,650
June 2021	247,231	13.96	247,231	234,547,199
July 2021	3,871,600	12.83	3,871,600	184,813,243
August 2021	5,507,399	12.19	5,507,399	117,586,268
Total	10,562,408	12.61	10,562,408	117,586,268	(1)

Note:

(1)	The plan has been terminated and the remaining quota has expired.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2021. However, we held an Extraordinary General Meeting of Shareholders in 2021.
Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

Item 17.	Financial Statements
We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements
For the year ended December 31, 2021, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in the PRC and substantially all of our long-lived assets are located in the PRC. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, cost and expenses, operating income, as well as net income.
The consolidated financial statements of our company and our three operating segments are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1*	Second amended and restated memorandum and articles of association of the Registrant, as amended

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4*	Description of Securities

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Business operation agreement by and among Beijing Momo IT, Beijing Momo and its shareholders, dated April 18, 2012, and confirmation letter by Yan Tang, dated June 9, 2014 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.6	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Momo, and a supplemental agreement thereto dated August 31, 2014 (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Exclusive cooperation agreement by and between Beijing Momo IT and Chengdu Momo, and a supplemental agreement thereto, dated August 31, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.9	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.12	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.13	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.14	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.15	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.16	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.17	Exclusive business operation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.18	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.19	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.20	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.21	Business operation agreement by and among Beijing Yiliulinger, Hainan Miaoka and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.22	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.26 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.23	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Miaoka, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.27 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.24	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.28 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.25	Shareholder confirmation letter by Xiaoliang lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.29 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.26	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Xiaoliang Lei and Li Wang, the shareholders of Hainan Miaoka, dated June 1, 2018 (incorporated by reference to Exhibit 4.30 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.27	Business operation agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and its shareholders, dated June 1, 2018 (incorporated by reference to Exhibit 4.31 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.28	Power of attorney by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.32 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.29	Exclusive cooperation agreement entered into by Beijing Yiliulinger, Hainan Yilingliuer, and a supplemental agreement thereto, dated June 1, 2018 (incorporated by reference to Exhibit 4.33 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.30	Exclusive option agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.31	Shareholder confirmation letter by Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.32	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Xiaoliang Lei and Li Wang, the shareholders of Hainan Yilingliuer, dated June 1, 2018 (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.33	Business operation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.34	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.35	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.36	Power of attorney by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.37	Shareholder confirmation letter by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.38	Exclusive cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.39	Business operation agreement by and among Beijing Momo IT, Beijing Fancy Reader and its shareholder, dated April 1, 2019 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.40	Power of attorney by Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.41	Power of attorney by Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.42	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Fancy Reader, dated April 1, 2019 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.43	Exclusive option agreement by and between Beijing Momo IT and Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.44	Exclusive option agreement by and between Beijing Momo IT and Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.45	Shareholder confirmation letter by Kuan He, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.46	Shareholder confirmation letter by Luyu Fan, the shareholder of Beijing Top Maker, dated March 5, 2021 (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.47	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Maker and its shareholder Kuan He, dated March 5, 2021 (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.48	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Maker and its shareholder Luyu Fan, dated March 5, 20201 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.49	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.50	Power of attorney by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.51	Power of attorney by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.52	Exclusive cooperation agreement by and between Beijing Momo IT and Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.53	Exclusive option agreement by and between Beijing Momo IT and Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.54	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.55	Shareholder confirmation letter by Min Liu, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.56	Shareholder confirmation letter by Yu Dong, the shareholder of Beijing Perfect Match, dated June 1, 2019 (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.57	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Min Liu, dated June 1, 2019 (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.58	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Yu Dong, dated June 1, 2019 (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.59	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.60	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.61	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.61 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.62	Power of attorney by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.62 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.63	Power of attorney by Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.63 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.64	Exclusive Business cooperation agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.64 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.65	Exclusive option agreement by and between Beijing Momo IT and Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.65 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.66	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.66 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.67	Shareholder confirmation letter by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.67 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.68	Shareholder confirmation letter by Yu Dong, the shareholder of SpaceTime Beijing, dated September 14, 2020 (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.69	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Minyan Wang, dated September 14, 2020 (incorporated by reference to Exhibit 4.69 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.70	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Yu Dong, dated September 14, 2020 (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2021)

4.71*	Exclusive Technical Consulting and Management Services Agreement by and among Beijing Momo IT and Beijing Perfect Match, dated November 9, 2021

4.72*	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Perfect Match dated November 9,2021

4.73*	Exclusive option agreement by and between Beijing Momo IT and Yu Dong, the shareholder of Beijing Perfect Match, dated November 9,2021

4.74*	Exclusive option agreement by and between Beijing Momo IT and Jianhua Wen, the shareholder of Beijing Perfect Match, dated November 9,2021

4.75*	Shareholder confirmation letter by Yu Dong, the shareholder of Beijing Perfect Match, dated November 9,2021

4.76*	Shareholder confirmation letter by Jianhua Wen, the shareholder of Beijing Perfect Match, dated November 9,2021

4.77*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Yu Dong, dated November 9,2021

4.78*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Jianhua Wen, dated November 9,2021

4.79*	Power of attorney by Yu Dong, the shareholder of Beijing Perfect Match, dated November 9,2021

4.80*	Power of attorney by Jianhua Wen, the shareholder of Beijing Perfect Match, dated November 9,2021

4.81*	Business Operation Agreement by and between Beijing Momo IT and Beijing Momo, dated April 18, 2022

4.82*	Supplemental Agreement to Exclusive Technology Consulting and Management Services Agreement, dated April 18, 2022

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*.	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hello Group Inc.

By:	/s/ Li Wang
	Name:	Li Wang
	Title:	Chief Executive Officer
Date: April 27, 2022

Hello Group Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hello Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hello Group Inc. (previously named Momo Inc.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Goodwill Impairment - Tantan reporting unit - Refer to Note 7 to the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The Company performed annual goodwill impairment test as of December 31, 2021 and determined that the fair value of Tantan reporting unit was estimated to be below the carrying value and recorded a RMB3,971 million impairment loss during the year ended December 31, 2021.
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

•	We evaluated management’s ability to accurately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.

•	We evaluated the reasonableness of management’s revenue and operating margin forecasts by comparing the forecasts to:

—	Historical revenues and operating margins.

—	Internal communications to management and the Board of Directors.

—	External industry and market data, economic trends and the implication of potential changes in regulatory environment.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:

—	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

—	Developing a range of independent estimates and comparing those to the discount rate selected by management.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 27, 2022
We have served as the Company’s auditor since 2014.

Hello Group Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,

	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,363,942	5,570,563	874,143
Short-term deposits	7,566,250	2,860,000	448,796
Restricted cash	2,130	—	—
Accounts receivable, net of allowance for doubtful accounts of RMB15,390 and RMB15,127 as of December 31, 2020 and 2021, respectively	200,831	205,225	32,204
Prepaid expenses and other current assets	613,696	775,072	121,626

Total current assets	11,746,849	9,410,860	1,476,769
Long-term deposits	5,550,000	7,200,000	1,129,837
Long-term restricted cash	—	76,471	12,000
Right-of-use assets, net	278,175	257,934	40,475
Property and equipment, net	265,765	180,664	28,350
Intangible assets, net	687,211	27,320	4,287
Rental deposits	21,794	19,204	3,014
Long-term investments	454,996	820,006	128,677
Other non-current assets	94,868	83,930	13,170
Deferred tax assets	32,495	34,849	5,469
Goodwill	4,088,403	—	—

Total assets	23,220,556	18,111,238	2,842,048

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB 607,430 and RMB635,635 as of December 31, 2020 and 2021, respectively)	699,394	726,207	113,957
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB 501,695 and RMB519,237 as of December 31, 2020 and 2021, respectively)	511,617	539,967	84,733
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB311,352 and RMB304,892 as of December 31, 2020 and 2021, respectively)	854,835	911,050	142,964
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Company of RMB19,462 and RMB5,016 as of December 31, 2020 and 2021, respectively)	19,462	5,016	787
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB11,225 and RMB31,595 as of December 31, 2020 and 2021, respectively)	132,793	162,950	25,570
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB 60,226 and RMB58,183 as of December 31, 2020 and 2021, respectively)	236,490	125,773	19,737
Deferred consideration in connection with business acquisitions (including deferred consideration in connection with business acquisitions of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2020 and 2021, respectively)	62,149	44,802	7,030

Total current liabilities	2,516,740	2,515,765	394,778
Deferred tax liabilities	171,803	213,384	33,485
Convertible senior notes	4,658,966	4,565,292	716,394
Share-based compensation liability	875,616	—	—
Lease liabilities	136,436	103,105	16,179
Other non-current liabilities	25,666	128,095	20,101

Total liabilities	8,385,227	7,525,641	1,180,937

Commitments and contingencies (Note 17)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 338,798,618 shares issued, 331,617,042 shares outstanding as of December 31, 2020 and 343,142,810 shares issued, 314,836,418 shares outstanding as of December 31, 2021, respectively)	223	226	35
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	51	51	8
Treasury stock	(732,474)	(1,595,339)	(250,344)
Additional paid-in capital	6,743,172	7,214,698	1,132,144
Retained earnings	8,444,086	4,677,635	734,023
Accumulated other comprehensive income	183,922	149,368	23,439
Non-controlling interest	196,349	138,958	21,806

Total equity	14,835,329	10,585,597	1,661,111

Total liabilities and equity	23,220,556	18,111,238	2,842,048

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues	17,015,089	15,024,188	14,575,719	2,287,248
Cost and expenses:
Cost of revenues (including share-based compensation of RMB 23,972, RMB18,449 and RMB17,941 in 2019, 2020 and 2021, respectively)	(8,492,096)	(7,976,781)	(8,383,431)	(1,315,543)
Research and development (including share-based compensation of RMB175,053, RMB175,870 and RMB139,571 in 2019, 2020 and 2021, respectively)	(1,095,031)	(1,167,677)	(1,131,781)	(177,601)
Sales and marketing (including share-based compensation of RMB196,311, RMB158,902 and RMB70,821 in 2019, 2020 and 2021, respectively)	(2,690,824)	(2,813,922)	(2,604,309)	(408,673)
General and administrative (including share-based compensation of RMB1,012,896, RMB325,465 and RMB247,438 in 2019, 2020 and 2021, respectively)	(1,527,282)	(763,150)	(624,700)	(98,029)
Impairment loss on goodwill and intangible assets	—	—	(4,397,012)	(689,987)

Total cost and expenses	(13,805,233)	(12,721,530)	(17,141,233)	(2,689,833)
Other operating income	344,843	228,777	175,947	27,610

Income (loss) from operations	3,554,699	2,531,435	(2,389,567)	(374,975)
Interest income	407,542	444,471	384,279	60,302
Interest expense	(78,611)	(78,872)	(73,776)	(11,577)
Other gain or loss, net	(15,711)	1,500	(16,000)	(2,511)

Income (loss) before income tax and share of loss on equity method investments	3,867,919	2,898,534	(2,095,064)	(328,761)
Income tax expense	(883,801)	(755,620)	(822,556)	(129,077)

Income (loss) before share of loss on equity method investments	2,984,118	2,142,914	(2,917,620)	(457,838)
Share of loss on equity method investments	(23,350)	(42,522)	(8,084)	(1,269)

Net income (loss)	2,960,768	2,100,392	(2,925,704)	(459,107)

Less: net loss attributable to non-controlling interest	(10,122)	(3,092)	(11,996)	(1,882)

Net income (loss) attributable to the shareholders of Hello Group Inc.	2,970,890	2,103,484	(2,913,708)	(457,225)

Net income (loss) per share attributable to ordinary shareholders
Basic	7.15	5.05	(7.20)	(1.13)
Diluted	6.76	4.83	(7.20)	(1.13)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	415,316,627	416,914,898	404,701,910	404,701,910
Diluted	451,206,091	452,081,642	404,701,910	404,701,910
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and share related data)

	For the years ended December 31,

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss)	2,960,768	2,100,392	(2,925,704)	(459,107)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(8,835)	(141,677)	(39,161)	(6,145)

Comprehensive income (loss)	2,951,933	1,958,715	(2,964,865)	(465,252)
Less: comprehensive loss attributed to the non-controlling interest	(8,081)	(26,004)	(16,603)	(2,605)

Comprehensive income (loss) attributable to Hello Group Inc.	2,960,014	1,984,719	(2,948,262)	(462,647)

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data)

			Additional paid-in capital	Treasury stock	(Accumulated deficit)/ Retained earning	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ equity
	Ordinary shares
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	413,876,480	270	5,657,838	(402,267)	5,361,154	313,564	92,300	11,022,859
Net income	—	—	—	—	2,970,890	—	(10,122)	2,960,768
Share-based compensation	—	—	506,758	—	—	—	104,504	611,262
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	3,402,830	2	185	—	—	—	—	187
Cash Dividends	—	—	—	—	(867,459)	—	—	(867,459)
Foreign currency translation adjustment	—	—	—	—	—	(10,877)	2,042	(8,835)

Balance as of December 31, 2019	417,279,310	272	6,164,781	(402,267)	7,464,585	302,687	188,724	13,718,782
Net income	—	—	—	—	2,103,484	—	(3,092)	2,100,392
Repurchase of shares	—	—	—	(330,207)	—	—	—	(330,207)
Share-based compensation	—	—	578,167	—	—	—	33,629	611,796
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	1,883,774	2	224	—	—	—	—	226
Cash Dividends	—	—	—	—	(1,123,983)	—	—	(1,123,983)
Foreign currency translation adjustment	—	—	—	—	—	(118,765)	(22,912)	(141,677)

Balance as of December 31, 2020	419,163,084	274	6,743,172	(732,474)	8,444,086	183,922	196,349	14,835,329
Net income	—	—	—	—	(2,913,708)	—	(11,996)	(2,925,704)
Repurchase of shares	—	—	—	(862,865)	—	—	—	(862,865)
Share-based compensation	—	—	470,739	—	—	—	(40,788)	429,951
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	4,344,192	3	787	—	—	—	—	790
Cash Dividends	—	—	—	—	(852,743)	—	—	(852,743)
Foreign currency translation adjustment	—	—	—	—	—	(34,554)	(4,607)	(39,161)

Balance as of December 31, 2021	423,507,276	277	7,214,698	(1,595,339)	4,677,635	149,368	138,958	10,585,597

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data)

	For the years ended December 31,

	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	2,960,768	2,100,392	(2,925,704)	(459,107)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	198,237	208,990	155,537	24,407
Amortization of intangible assets	157,954	157,258	109,062	17,114
Share-based compensation	1,408,232	678,686	475,771	74,658
Share of loss on equity method investments	23,350	42,522	8,084	1,269
Impairment loss on goodwill and intangible assets	—	—	4,397,012	689,987
Gain or loss on long-term investments	15,711	(1,500)	16,000	2,511
Gain on subsidiary deconsolidation	—	(6,676)	—	—
Gain on disposal of subsidiaries	—	—	(15,526)	(2,436)
Gain or loss on disposal of property and equipment	(398)	(282)	1,236	194
Provision of losses (income) on receivable and other assets	12,209	46,075	(263)	(41)
Cash received on investment income distribution	—	1,153	—	—
Changes in operating assets and liabilities
Accounts receivable	442,176	52,247	(10,374)	(1,628)
Prepaid expenses and other current assets	26,372	(59,117)	(151,162)	(23,721)
Amount due from a related party	(4,382)	4,382	—	—
Deferred tax assets	20,722	4,569	(2,354)	(369)
Rental deposits	(836)	(4,265)	(343)	(54)
Other non-current assets	(24,022)	(138,484)	34,075	5,347
Accounts payable	52,246	(11,716)	30,475	4,782
Income tax payable	16,886	82,514	(110,717)	(17,374)
Deferred revenue	61,641	8,910	35,106	5,509
Accrued expenses and other current liabilities	212,349	(120,363)	60,668	9,520
Amount due to related parties	(53,032)	(10,144)	(14,446)	(2,267)
Deferred tax liabilities	(45,382)	(39,315)	180,173	28,273
Share-based compensation liability	—	—	(678,153)	(106,417)
Other non-current liabilities	(31,915)	85,053	(34,959)	(5,486)

Net cash provided by operating activities	5,448,886	3,080,889	1,559,198	244,671

Cash flows from investing activities
Purchase of property and equipment	(186,522)	(124,143)	(95,323)	(14,958)
Payment for long-term investments	(64,500)	(13,500)	(415,052)	(65,131)
Prepayment for long-term investments	(15,000)	—	—	—
Purchase of short-term deposits	(22,151,135)	(14,949,665)	(4,976,688)	(780,951)
Cash received on maturity of short-term deposits	18,686,430	19,577,159	9,667,570	1,517,053
Cash received on investment income distribution	—	—	5,610	880
Cash of disposed subsidiaries	—	—	(8,750)	(1,373)
Purchase of long-term deposits	(300,000)	(5,250,000)	(1,850,000)	(290,305)
Cash received on maturity of long-term deposits	—	—	200,000	31,384
Payment for short-term investments	(360,000)	(10,000)	—	—
Cash received from sales of short-term investment	360,000	10,000	—	—
Cash received from sales of long-term investment	—	12,000	20,000	3,138
Other investing activities	808	(317)	2,975	467

Net cash (used in) provided by investing activities	(4,029,919)	(748,466)	2,550,342	400,204

Cash flows from financing activities
Deferred payment for business acquisition	(379,507)	(18,354)	(12,957)	(2,033)
Proceeds from exercise of share options	187	226	776	122
Repurchase of ordinary shares	—	(330,207)	(862,865)	(135,402)
Repurchase of subsidiary’s share options	—	(25,832)	(59,120)	(9,277)
Dividends payment	(877,346)	(1,123,983)	(852,743)	(133,814)
Deferred payment of purchase of property and equipment	(17,114)	—	—	—

Net cash used in financing activities	(1,273,780)	(1,498,150)	(1,786,909)	(280,404)

Effect of exchange rate changes	(478)	(80,944)	(41,669)	(6,538)

Net increase in cash, cash equivalent and restricted cash	144,709	753,329	2,280,962	357,933
Cash and cash equivalents at the beginning of year	2,468,034	2,612,743	3,366,072	528,210

Cash, cash equivalent and restricted cash at the end of year	2,612,743	3,366,072	5,647,034	886,143

Non-cash investing and financing activities
Payable for purchase of property and equipment	3,051	8,403	4,878	765
Right-of-use assets acquired in operating lease	127,362	236,499	166,844	26,181
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Hello Group Inc. (the “Company”), previously named “Momo Inc.”, is the holding company for a group of companies, which was incorporated in the British Virgin Islands (“BVI”) on
 November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed
Momo Inc. In August 2021, the Company changed its name from “Momo Inc.” to “Hello Group Inc.”.
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
As of December 31, 2021, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Major subsidiaries
Momo Technology HK Company Limited (“Momo HK”)
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)
Tantan Limited (“Tantan”)
Tantan Hong Kong Limited (“Tantan HK”)
Tantan Technology (Beijing) Co., Ltd. (“Tantan Technology”)
QOOL Media Inc. (“QOOL Inc.”)
QOOL Media Technology (Tianjin) Co., Ltd.
SpaceCape Technology Pte. Ltd.
Major VIEs
Beijing Momo Technology Co., Ltd. (“Beijing Momo”) *
QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”) *
Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”) *
Hainan Miaoka Network Technology Co., Ltd. (“Miaoka”) *
Beijing Top Maker Culture Co, Ltd. (“Beijing Top Maker”)
Beijing Perfect Match Technology Co, Ltd. (“Beijing Perfect Match”)
SpaceTime (Beijing) Technology Co, Ltd. (“SpaceTime Beijing”)
Major VIEs’ subsidiaries
Chengdu Momo Technology Co., Ltd. (“Chengdu Momo”) *
Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”) *
Loudi Momo Technology Co., Ltd. (“Loudi Momo”) *
Tianjin Apollo Exploration Culture Co., Ltd. (“Tantan Apollo”)

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin, Miaoka, Tantan Culture, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tantan Apollo. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

•
requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over VIEs;

•	restricting or prohibiting the use of the proceeds of any of offshore financings to finance the business and operations in china;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,

	2020	2021
	RMB	RMB
Cash and cash equivalents	1,311,713	2,474,974
Short-term deposits	604,500	550,000
Other current assets	544,615	590,022

Total current assets	2,460,828	3,614,996
Long-term deposits	950,000	750,000
Long-term investments	454,996	404,524
Other non-current assets	264,825	241,500

Total assets	4,130,649	5,011,020

Accounts payable	607,430	635,635
Deferred revenue	501,695	519,237
Other current liabilities	402,265	399,686

Total current liabilities	1,511,390	1,554,558
Other non-current liabilities	58,984	63,095

Total liabilities	1,570,374	1,617,653

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

	For the years ended December 31,

	2019	2020	2021
	RMB	RMB	RMB
Net revenues	17,001,337	14,902,691	14,336,539
Net income	8,511,991	6,734,471	5,674,607
Net cash provided by operating activities	9,125,496	6,906,938	5,748,529
Net cash (used in) provided by investing activities	(881,828)	(757,949)	254,093
Net cash provided by financing activities	11,000	—	—
The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized
on the consolidated balance sheets.
The VIEs contributed an aggregate of 99.9%, 99.2% and 98.4% of the consolidated net revenues for each of the years ended December 31, 2019, 2020 and 2021, respectively. As of the fiscal years ended December 31, 2020 and 2021, the VIEs accounted for an aggregate of 17.8% and 27.7%, respectively, of the consolidated total assets, and 18.7% and 21.5%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term deposits, long-term deposits, intangible assets and goodwill.
There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of consolidation
The consolidated financial statements of the Group include the financial statements of Hello Group Inc., its subsidiaries, its VIEs and VIEs’ subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income, total assets, total liabilities, or total shareholders’ equity.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment and intangible assets, the impairment of long-term investments and goodwill, the valuation allowance for deferred tax assets, and share-based compensation.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.
Short-term deposits
Short-term deposits consist of bank deposits with an original maturity of over three months but within one year.
Long-term restricted cash
Restricted cash represents US dollar deposits held in escrow account related to payable to Tantan’s founders in accordance with its share options repurchase agreement. The Company considers the expected timing of the release of the restrictions is more than one year.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits, accounts receivable, equity securities without readily determinable fair value, fair value option investment, accounts payable, deferred revenue, convertible senior notes, income tax payable and amount due to related parties.
The Group carries its fair value option investment at fair value. Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of restricted cash, accounts receivable, accounts payable, deferred revenue, income tax payable and amount due to related parties approximate their fair values. The group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The fair value of the Company’s convertible senior notes and term deposits are discussed in Note 11.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of RMB 2,542 million and RMB 4,631 million as of December 31, 2020 and 2021, respectively, which were denominated in RMB.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,

	2020	2021
A	26%	20%
B	14%	16%
Users or customers accounting for 10% or more
of
accounts receivables is as
follows:

	As of December 31,

	2020	2021

C	11%	N/A
As of December 31, 2021, no user or customer accounted for 10% or more of accounts receivable.
Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Equity securities without readily determinable fair value
The Group accounts for equity investments that do not have a readily determinable fair value under the measurement alternative in accordance with ASC Topic 321, Investments—Equity Securities, to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.
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
The Group estimates the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital.
Fair value option investments
The Group elected the fair value option to account for a new partnership units investment in a private fund, and measured the investment using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) (“NAV practical expedient”), whereby the change in fair value is recognized in the consolidated statements of operations.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

Game copyright	1 year
License	3.2-10 years
Technology	3 years
Active user	5 years
Trade name	10 years
Impairment of long-lived assets with finite lives
The Group reviews its long-lived assets, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may no longer be recoverable. When these events occur, the Group tests the recoverability of the asset (asset group) by comparing the carrying value of the long-lived assets (asset group) to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the fair value of the assets.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
For the years ended December 31, 2019, 2020 and 2021, the Group’s revenue is reported net of discounts, value added tax and surcharges.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the year ended December 31, 2021

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	7,475,809	903,136	—
Value-added services	4,845,744	1,126,048	—
Mobile marketing	159,010	—	—
Mobile games	47,712	—	—
Other services	12,930	—	5,330

Total	12,541,205	2,029,184	5,330

	For the year ended December 31, 2020

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	8,638,810	998,769	—
Value-added services	3,742,637	1,369,545	—
Mobile marketing	198,197	—	—
Mobile games	39,564	—	—
Other services	11,911	—	24,755

Total	12,631,119	2,368,314	24,755

	For the year ended December 31, 2019

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	12,448,131	—	—
Value-added services	2,846,057	1,259,906	—
Mobile marketing	331,822	—	—
Mobile games	92,451	—	—
Other services	22,354	—	14,368

Total	15,740,815	1,259,906	14,368

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Virtual gift service enhances users’ experience of interaction and social networking with each other. Generally, users are able to purchase virtual items and send them to other users The Group shares a portion of the revenues derived from the sales of virtual items with the recipients of the virtual items. All virtual items are nonrefundable, typically consumed at a point-in-time
and expire a few days after the purchase. Although some virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users, and the forfeiture rate remains relatively low for the periods presented. The Group collects the cash from the purchase of virtual items and recognized the sales of virtual items when the performance obligation is satisfied. The Group has determined that it has one single performance obligation which is the display of the virtual item for the users who purchase them. Revenues derived from the sales of virtual items are recorded on a gross basis as the Group has determined that it is the principal in providing the virtual gift services for the same reasons outlined in the revenue recognition policy for its live video services. The portion paid to gift recipients is recognized as cost of revenues.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 2019, 2020 and
2021.

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
Revenues from other services mainly consisted of music service revenues, film distribution service, film promotion service and peripheral products.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group recorded no material impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2020 and 2021 that was included in the deferred revenue balance as of January 1, 2020 and 2021 were RMB503,461 and RMB511,617, respectively.
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
Government subsidies
The Group records government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB255,750, RMB142,061 and RMB63,615 for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. Revenue is recognized net of VAT amounted to
 RMB1,484,651, RMB 1,266,603 and RMB1,136,147 for the years ended December 31, 2019, 2020 and 2021, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.
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
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.3726 on the last trading day of 2021 (December 30, 2021) representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rates.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases
The Group leases administrative office spaces and internet data center (“IDC”) facilities in different cities in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheets at the lease commencement. The Group elected the practical expedient not to separate lease and non-lease components of contracts, except for bandwidth service included in IDC facilities lease contracts. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rate implicit in the lease is not readily available. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates an incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rental expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to approximately three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
For short-term leases, the Group records rental expense in its consolidated statements of operations on a straight-line basis over the lease term. The Group also elected the exemption for contracts with lease terms of 12 months or less.
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred. Total advertising expenses incurred were RMB1,960,002, RMB2,255,519 and RMB2,192,512 for the years ended December 31, 2019, 2020 and
2021, respectively.
Comprehensive income (loss)
Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of comprehensive income (loss).
Share-based compensation
Share-based payment transactions with employees, executives and consultants are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in
capital.
Share-based compensation with cash settlement features are classified as liabilities. The percentage of the fair value that is recorded as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period is recognized as compensation cost over that period. These awards typically vest over a specific period, but may fully vest upon the achievement of certain performance conditions. Share-based compensation expense is recognized on an accelerated basis if it is probable that the performance conditions will be achieved during the vesting period. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
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
Net income (loss) per share
Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted net income (loss) per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted share units and convertible senior notes, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income (loss) per ordinary share, the effect of the share options and restricted share units is computed using the treasury stock method, and the effect of the convertible senior notes is computed using the as-if-converted
method.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted
In January 2020, the FASB issued ASU
2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Group adopted ASU
2020-01
on January 1, 2021 and the adoption did not have a material impact on the Group’s consolidated financial statements.
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
In May 2021, the FASB issued ASU
No. 2021-04,
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic
470-50),
Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic
815-40)
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
In November 2021, FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires business entities to provide certain disclosures when they have received government assistance and use a grant or contribution accounting model by analogy to other accounting guidance. The ASU 2021-10 requires a business entity that has received government assistance must disclose: (a) the nature of the transactions, including a general description of the transactions and the form in which the assistance has been received; (b) the accounting policies used to account for the transactions; and (c) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item in the current reporting period. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Interest receivable	118,756	276,316
Deposits with third-party payment channels (i)	210,825	241,719
Input VAT (ii)	69,656	78,657
Advance to suppliers (iii)	66,692	68,986
Prepaid service fee and issuance fee	16,686	42,530
Deferred platform commission cost	35,398	37,690
Deposits at third party broker (iv)	71,653	—
Others	24,030	29,174

	613,696	775,072

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
 During the year ended December 31, 2021
,
the
C
ompany
 deposit
ed
US
$127,248 at Credit Su
isse and utilized US$133,395 prepayment at Cre
dit Suisse for repurchase of total 21,124,816 shares
, and the remai
ning prepayment has been withdrawn by the Company as of December
 31, 2021.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

4.	LONG-TERM INVESTMENTS

	As of December 31,
	2020	2021
	RMB	RMB

Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	78,382	73,235
Hangzhou Aqua Ventures Investment Management L.P. (ii)	63,093	52,080
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iii)	36,702	39,155
Others (vi)	38,694	37,928
Equity securities without readily determinable fair values
Hunan Qindao Cultural Spread Ltd. (iv)	30,000	30,000
Hangzhou Faceunity Technology Limited (iv)	70,000	70,000
Haining Yijiayi Culture Co., Ltd. (iv)	25,000	25,000
58 Daojia Ltd. (iv)	—	300,000
Others (vi)	113,125	77,125
Fair value option investment
AEZ Capital Feeder Fund (v)	—	115,483

	454,996	820,006

The Group performed impairment analysis for equity method investments and equity securities without readily determinable fair values periodically. Impairment losses of RMB15,711, RMB10,500 and RMB18,000 were recorded for long-term investments under “other gain or loss, net” in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

4.	LONG-TERM INVESTMENTS - continued

(i)
On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2020 and 2021. The Group recognized its share of partnership profit or (loss) in Jingwei of RMB8,977, RMB4,964 and RMB(5,147) during the years
ended December 31, 2019, 2020 and 2021, respectively.

(ii)
On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The Group recognized its share of partnership profit or (loss) in Aqua of RMB1,415, RMB(42,458) and RMB(11,013) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group received distribution from Aqua of RMB1,153 during the year ended December 31, 2020.

(iii)
On
September 12,

2018
, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in
Ch
engdu
T
ianfu
Q
i
anshi Eq
uity
 Investment
P
artnership
L.P. (“
Tianfu
”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000
, wh
ich had been fully
pai
d as of December 31
, 2020
. The Group recognized its share of partnership profit or (loss) in
T
ian
fu
 of RMB(2,121), RMB237 and RMB2,453
 d
uring
the years ended December 31, 2019, 2020 and 2021, respectively.

(iv)
The Group invested in certain preferred shares of private companies. On April 9, 2021, the Group entered into a preferred share subscription agreement with 58 Daojia Ltd. for a consideration of RMB300 million The transaction was completed in April 2021. As the investments were neither debt security nor in-substance common stock, they were accounted as equity securities without readily determinable fair values and measured at fair value using the measurement alternative. There has been no orderly transactions for the identical or a similar investment of the same issuer noted during the year ended December 31, 2021.

(v)
In October 2021, the Group completed an investment in an open mutual fund named “AEZ Capital Feeder Fund” (“AEZ”), which is redeemable on a quarterly basis. The Group, as a limited partner, subscribed Class A participating shares with capital contribution of
 RMB114,707. The Group elected the fair value option to account for this investment using the NAV practical expedient whereby the change in fair value of RMB779 was
 recognized during the year ended December 31, 2021.

(vi)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

5.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Computer equipment	718,508	758,097
Office equipment	171,663	175,852
Vehicles	3,807	4,422
Leasehold improvement	105,165	110,169
Less: accumulated depreciation	(733,292)	(867,876)
Exchange difference	(86)	—

	265,765	180,664

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 were RMB198,237, RMB208,990 and RMB155,537, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

6.	INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Trade name	652,134	636,902
Active user	348,666	340,523
Technology	26,570	25,949
License	50,133	51,178
Game copyright	2,170	2,170
Less: accumulated amortization	(413,026)	(522,088)
Less: accumulated impairment loss	(1,266)	(539,375)
Exchange difference	21,830	32,061

Net book value	687,211	27,320

Amortization expenses charged to the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021 were RMB157,954, RMB157,258 and RMB109,062, respectively. The impairment loss on acquired intangible assets was nil, nil and RMB538,109 for the years ended December 31, 2019, 2020 and 2021.

Refer to Note 7 for further details.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2022	5,118
2023	5,118
2024	5,118
2025	5,118
2026	5,118
Thereafter	1,730

Total	27,320

7.	GOODWILL

	As of December 31, 2021
	Momo	Tantan	Total
	RMB	RMB	RMB
Balance, as of January 1, 2020	22,130	4,338,480	4,360,610
Foreign exchange differences	—	(272,207)	(272,207)
Balance, as of December 31, 2020	22,130	4,066,273	4,088,403
Impairment loss	(22,130)	(3,971,300)	(3,993,430)
Foreign exchange differences	—	(94,973)	(94,973)

Balance, as of December 31, 2021	—	—	—

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

7.	GOODWILL - continued

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. The Group performed a goodwill impairment analysis as of December 31, 2020 and 2021. When determining the fair value of both the Momo and Tantan reporting units, the Group used a discounted cash flow model that included a number of significant unobservable inputs (Level 3). Based on the Group’s assessment as of December 31, 2020, the fair value of both business reporting units exceeded their carrying value.
Beginning in mid of 2021, with the departure of Tantan’s founders, management undertook a comprehensive review of Tantan’s strategy and operations, and determined to lower Tantan’s monetization level to improve user experience and retention to drive overall user growth, which resulted in a decline in the revenue and earnings estimates due to an overall reduced future growth expectations. As of December 31, 2021, combined with a decline in Group’s share price which resulted in the market capitalization of the Group being significantly below its book value, the Group has determined that it was more likely than not that goodwill was impaired. Accordingly, the Group determined the fair value of each respective reporting unit using the income-based approach, such that Tantan’s cash flows forecasts mainly factored in the lower than projected business outlook. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate of 3% determined based on the growth prospects of the reporting units; and (c) a discount rate of 20% that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Momo and Tantan reporting units’ operations and the uncertainty inherent in the Group’s internally developed forecasts. As a result, the fair value of the reporting units was estimated to be below the carrying value and the Group recorded
a
RMB3,993,430 goodwill impairment during the year ended December 31, 2021.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Payable for advertisement	254,264	259,466
Accrued payroll and welfare	261,599	233,918
Balance of users’ virtual accounts	127,520	134,282
Other tax payables	53,974	60,749
Payable for repurchase of subsidiary’s share options	11,912	57,548
Accrued professional services and related service fee	52,566	53,922
VAT payable	29,930	23,661
Others	63,070	87,504

Total	854,835	911,050

9.	CONVERTIBLE SENIOR NOTES
In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events. During the year ended December 31, 2020, the conversion rate was adjusted to 16.2937 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$61.37 per ADS) due to the cash dividend paid in April 2020. During the year ended December 31, 2021, the conversion rate was adjusted to 16.9816 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$58.89 per ADS) due to the cash dividend paid in April 2021.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

9.	CONVERTIBLE SENIOR NOTES - continued

event of certain changes to the tax laws or their application or interpretation. The holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2020 and 2021, no Notes were converted into the Company’s ADSs.

The Notes bear interest at a rate of 1.25% per year and will be payable semiannually.
As of December 31, 2020 and 2021, the carrying value of the Notes was RMB4,658,966 and RMB4,565,292, including unamortized issuance cost of RMB71,659 and RMB54,843, respectively. The issuance costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the years
ended December 31, 2020 and 2021. Amortization and interest expenses related to the convertible senior notes amounted to RMB78,872 and RMB73,776 during the years
ended December 31, 2020 and 2021.
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
Based on above, the Company accounted for the Notes in accordance with ASC 470 “Debt”, as a single instrument under long-term debt. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes.

10.	LEASES
Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities in different cities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term. The Company elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2021, the Group had no long-term leases that were classified as a financing lease. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Total operating lease expense was RMB154,368 and RMB190,561, including RMB20,418 and RMB11,270 short-term lease expense for the years
ended December 31, 2020 and 2021, respectively. The operating lease expense was recorded in cost and expenses on the consolidated statements of operations.

	For the years ended December 31
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	113,577	165,373
Non-cash right-of-use assets obtained in exchange for new lease obligations:
Operating leases	236,499	166,844
Weighted average remaining lease term
Operating leases	2.46	2.11
Weighted average discount rate
Operating leases	3.33%	3.48%

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

10.	LEASES - continued
Operating leases
- continued

As of December 31, 2021, the Group has no significant lease contract that has been entered into but not yet commenced, and the future minimum payments under operating leases were as follows:

Amounts
RMB
2022	165,812
2023	75,327
2024 and thereafter	34,932
Less imputed interest	10,016

Total	266,055

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

11.	FAIR VALUE
Measured on a recurring basis
The Group measures its financial assets and liabilities including cash and cash equivalents and fair value option investment at fair value on a recurring basis as of December 31, 2020 and 2021. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Fair value option investment is measured at fair value using NAV practical expedient and thus is not categorized in the fair value hierarchy per ASC 820.
As of December 31, 2020 and 2021, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2020	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	3,363,942	3,363,942	—	—

Total	3,363,942	3,363,942	—	—

	Fair Value Measured as of December 31,
Description	2021	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	5,570,563	5,570,563	—	—

Total	5,570,563	5,570,563	—	—

Disclosed on a recurring basis
The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2020 and 2021, the fair value of the Notes was RMB3,991,465 and RMB4,007,967, respectively. As of December 31, 2020 and 2021, the fair value of the short-term and long-term deposits was
 RMB13,235,006 and RMB10,336,316,
respectively, and the interest rates were determined based on the prevailing interest rates in the market (Level 2).

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

11.	FAIR VALUE - continued

Measured on nonrecurring basis
The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Group didn’t record any impairment loss on its equity method investment during the years ended December 31, 2020 and 2021.
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2020 and 2021, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB10,500 and RMB18,000, respectively.
Such impairments are considered level 3 fair value measurements because the Group used unobservable inputs such as the management projection of discounted future cash flow and the discount rate.
The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. The group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach — discounted cash flow method when events or changes in circumstance indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 7 for details.

12.	INCOME TAXES
Cayman
In July 2014, the Company was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.
BVI
Momo BVI is a
tax-exempted
company incorporated in the BVI.
Hong Kong
The Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effective since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
tax rate. Momo HK received special dividend of RMB2,200 million and RMB1,300 million during the years
 ended December 31, 2020 and 2021, respectively. Withholding taxes of RMB220 million and RMB130 million in connection with these dividends were fully paid during the years ended December 31, 2020 and 2021.
Singapore
The Company’s subsidiary domiciled in Singapore is subject to a tax rate of 17% on its taxable income.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

12.	INCOME TAXES - continued

PRC
In August 2014, Beijing Momo IT was qualified as a software enterprise. As such, Beijing Momo IT will be exempt from income taxes for two years beginning in its first profitable year which was from 2015 to 2016 followed by a tax rate of 12.5% for the succeeding three years which is from 2017 to 2019. Beijing Momo IT was qualified “High and New Technology Enterprises” (“HNTEs”) and was accordingly entitled to a preferential tax rate of 15% from 2020 to 202
2
.
Beijing Momo IT applied for Key Software Enterprise (“KSE”) status for fiscal year 2019 and was approved in 2020, which entitled Beijing Momo IT at the preferential tax rate of 10% for 2019. Accordingly, in 2020 Beijing Momo IT recorded the preferential tax rate adjustment from 12.5% to 10% for income tax expense of the fiscal year of 2019.
According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo Technology Co., Ltd (“Chengdu Momo”) is no longer required to submit the preferential tax rate application to the tax authority
, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year ended December 31, 202
1
 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
In July 2019, Tantan Technology qualified as HNTE. As such, Tantan Technology enjoyed a preferential tax rate of 15% from 2019 to 2021. Tantan Technology applied for Software Enterprise (“SE”) status for fiscal year 2020 and was approved in 2021, which entitled Tantan Technology to enjoy an income tax exemption in 2020. Accordingly, in 2021 Tantan Technology recorded the preferential tax rate adjustment from 15% to 0
%
for income tax expense of the fiscal year of 2020. The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.
During the year ended December 31, 2021, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax audit on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2017 to 2021 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2021, at the tax authority’s discretion.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

12.	INCOME TAXES - continued
PRC
- continued

If any entity within the Group that is outside the PRC were to be a non-resident
for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. During the year ended December 31, 2020 and 2021, Beijing Momo IT paid RMB220 million and RMB130 million, respectively, withholding tax when it paid a special dividend to its parent company, Momo HK. Except for the withholding tax paid in 2021, the
Group
has accrued additional withholding tax of RMB207 million on retained earnings generated in 202
1

by Beijing Momo IT, because Beijing Momo IT’s earnings is planning to be remit to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.
Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs are available for reinvestment. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any other withholding tax on any of the aforementioned undistributed earnings except for retained earnings generated in 2021 by Beijing Momo IT, because the rest of the subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Accordingly, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Advertising expense	272,228	360,876
Net operating loss carry-forward	178,378	203,839
Accrued expenses	22,293	23,983
Impairment on long-term investments	15,617	20,742
Less: valuation allowance	(456,021)	(574,591)

Deferred tax assets, net	32,495	34,849

Deferred tax liabilities:
Intangible assets acquired	171,803	5,956
Withholding income tax	—	207,428

Deferred tax liabilities, net	171,803	213,384

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
As of December 31, 2021, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the PRC, VIEs, and VIEs’ subsidiaries amounted to RMB594,333. The net operating loss in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter.
As of December 31, 2021, the net operating loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB231,374, which would be carried forward indefinitely and set off against its future taxable profits.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

12.	INCOME TAXES - continued
PRC
- continued

As of December 31, 2021, the net operating loss carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB100,466, which can be carried forward indefinitely and set off against its future taxable profits.
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
Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income before provision for income tax	3,867,919	2,898,534	(2,095,064)
PRC statutory tax rate	25%	25%	25%
Income tax expense (benefit) at statutory tax rate	966,980	724,634	(523,766)
Permanent differences and Research and development super-deduction	24,406	(11,861)	(55,871)
Change in valuation allowance	39,427	95,240	118,570
Effect of income tax rate difference in other jurisdictions	257,449	123,778	1,201,729
Effect of tax holidays and preferential tax rates	(404,461)	(282,775)	(195,209)
Effect of the preferential tax rate adjustment of prior year’s EIT	—	(113,396)	(60,325)
Effect of PRC withholding tax	—	220,000	337,428

Provision for income tax	883,801	755,620	822,556

If Beijing Momo IT, Chengdu Momo and Tantan Technology did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2019, 2020 and 2021, the increase in income tax expenses and resulting net income (loss) per share amounts would be as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Increase in income tax expenses	404,461	282,775	195,209
Net income (loss) per ordinary share attributable to Momo Inc. - basic	6.18	4.37	(7.68)
Net income (loss) per ordinary share attributable to Momo Inc. - diluted	5.86	4.20	(7.68)
No significant unrecognized tax benefit
were

identified for the years ended December 31, 2019, 2020 and 2021. The Group did not incur any material interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

13.	ORDINARY SHARES
In 2019, 2020 and 2021, 3,402,830, 1,883,774 and 4,344,192 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 15), respectively.
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
For the
years
ended December

31, 2020 and 2021, the Company repurchased 7,181,576 and 21,124,816 Class A ordinary shares for US$49,019 (RMB330,207) and US$133,395 (RMB862,865) on the open market, at a weighted average price of US$13.63 and US$12.61 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

14.	DISTRIBUTION TO SHAREHOLDERS
On March 12, 2019, the Company declared a special cash dividend in the amount of US$0.62 per ADS, or US$0.31 per ordinary share. US$128,607
(RMB877,346) cash
 dividend was paid in
April 2019
to shareholders of record at the close of business on April 5, 2019. The ex-dividend
date was April 4, 2019. The cash dividend was recorded as a reduction of retained earnings.
On March 19, 2020, the Company declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. US$158,649
(RMB1,123,983) cash
 dividend was paid in April 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend
date was April 7, 2020. The cash dividend was recorded as a reduction of retained earnings.
On March 25, 2021, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. US$132,032
(RMB852,743) cash
 dividend was paid in April 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend
date was April 12, 2021. The cash dividend was recorded as a reduction of retained earnings.

15.	SHARE-BASED COMPENSATION
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

The following table summarizes the option activity for the year ended December 31, 2021:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of December 31, 2020	28,217,269	0.0208	6.82	196,370

Granted	6,926,620	0.0002
Exercised	(4,231,692)	0.0289
Forfeited	(1,235,944)	0.0002

Outstanding as of December 31, 2021	29,676,253	0.0157	6.69	132,783

Exercisable as of December 31, 2021	16,790,323	0.0275	5.12	74,927
There were 16,790,323 vested options, and 11,610,811 options expected to vest as of December 31, 202
1
. For options expected to vest, the weighted- average exercise price was US$0.0002 as of December 31, 202
1
 and aggregate intrinsic value was US$ 78,806 and US$52,130 as of December 31, 202
0
 and 2021, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2019, 2020, and 2021 was US$16.42, US$ 10.25 and US$7.2, respectively. The total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 was US$59,423, US$14,640

and US$28,487, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield	Exercise price (US$)
2019	2.45%~3.21%	6 years	49.0%~50.5%	—	0.0002
2020	1.22%~1.48%	6 years	50.6%~54.4%	—	0.0002
2021	1.64%~1.96%	6 years	50.2%~51.8%	—	0.0002

(1)	Risk-free interest rate
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

(3)	Volatility
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
For employee, executives and
non-employee
share options, the Group recorded share-based compensation of RMB496,136, RMB566,681 and RMB460,227 during the years ended December 31, 2019, 2020 and 2021, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2021, total unrecognized compensation expense relating to unvested share options was RMB713,656, which will be recognized over a weighted average period of 2.36 years. The weighted-average remaining contractual term of options outstanding is 6.69 years.
Restricted share units (“RSUs”) granted by the Company
On April 15, 2019, April 15, 2020 and April 15, 2021, the Company granted
 130,000, 130,000 and 130,000 shares of RSUs, respectively, to independent directors under the 2014 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.
The Group recorded share-based compensation of RMB10,622, RMB11,486 and RMB10,512 for RSUs for the years ended December 31, 2019, 2020 and 2021, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2021, total unrecognized compensation expense relating to unvested RSUs was RMB16,138 which will be recognized over a weighted average period of 2.18 years.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
Restricted shares granted by QOOL Inc.
- continued

The Group recorded share-based compensation of RMB10,811
and
RMB10,227 for
the restricted shares for the years ended December 31, 2019 and 2020, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The restricted shares were fully vested during the year ended December 31, 2020.
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
Options classified as equity awards
The following table summarizes the option activity for the year ended December 31, 2021:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2020	9,968,805	2.5297	6.98	22,035

Granted	1,667,900	0.6371
Repurchased	(4,205,439)	2.1381
Forfeited	(2,582,595)	3.6526

Outstanding as of December 31, 2021	4,848,671	1.6232	6.76	—

Exercisable as of December 31, 2021	3,290,401	1.9679	5.54	—

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as equity awards
- continued

During the
years
 ended December 31, 2020 and 2021, the Company voluntarily repurchased for employees’ vested options upon the termination of their employment with total consideration of RMB54,367 and RMB119,141, respectively. Those options were subsequently cancelled. Cash payments amounting to RMB26,276 and RMB62,276 were made during the year ended December 31, 2020 and 2021, respectively. The Group recorded the consideration directly to equity, to the extent that the amount does not exceed the fair value of the vested option repurchased at the repurchase date. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.
There were 3,290,401 vested options, and 1,090,788 options expected to vest as of December 31, 2021. For options expected to vest, the weighted- average exercise price was US$0.90 as of December 31, 2021 and the aggregate intrinsic value amounted to US$3,831 and US$

nil as of December 31, 2020 and 2021, respectively.
The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2019, 2020 and 2021 was US$3.05, US$ 3.08 and US$1.39, respectively.
The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2019	2.30%~3.50%	10 years	54.2%~55.4%	—	0.32~5.0
2020	1.52%~1.83%	10 years	53.8%~57.1%	—	0.002~5.0
2021	2.04%~2.04%	10 years	59.0%~59.0%	—	0.002~5.0

(1)	Risk-free interest rate
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
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

For share options classified as equity awards, Tantan recorded share-based compensation of RMB99,635, RMB77,807 and RMB76,989 during the years ended December 31, 2019, 2020 and 2021, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2021, total unrecognized compensation expense relating to unvested share options was RMB11,825 which will be recognized over a weighted average period of 2.32 years. The weighted-average remaining contractual term of options outstanding is 6.76 years.
Options classified as liability awards
In August 2018, Tantan granted 17,891,025 share options to its founders under the 2018 Plan. The founders have the right to request Tantan to redeem for cash the vested options upon the termination of the founders’ employment at a fixed equity value of Tantan. Therefore, the awards are classified as liability on the consolidated balance sheet due to their cash settlement feature. The options include a four-years vesting condition whereas options vest ratably at the end of each year. Accordingly, the awards are re-measured
at each reporting date with a corresponding charge to share-based compensation expense and are amortized over the estimated vesting period. The share options also include a performance condition in which the founders have the right to receive fully vested options immediately upon achieving certain performance conditions.
During the year ended December 31, 2019, all outstanding options granted to Tantan’s founders were vested as the necessary performance conditions were probable to be satisfied. Thereafter, the awards are re-measured
at fair value at each reporting date with a corresponding charge to share-based compensation expense.
In May 2021, the founders resigned from Tantan and exercised the right to have Tantan repurchased for cash the vested options at the pre-agreed fixed equity value of
US$120,000.
Those options were subsequently cancelled. The difference between the repurchase price and the fair value of the awards as of settlement date was recorded as an adjustment of share-based compensation during the year ended December 31, 2021. Cash payments amounting to US$108,000
were made to the founders during the year ended December 31, 2021, and the remaining US$12,000 is in an escrow account payable upon certain conditions are met.
The fair value of each option granted was estimated using the binomial tree pricing model with the following assumptions used during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2019	2.45%~3.19%	10 years	54.2%~55.5%	—	0.0004
2020	1.31%~1.59%	10 years	54.0%~56.1%	—	0.0004

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

15.	SHARE-BASED COMPENSATION - continued
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
For share options classified as liability awards, Tantan recorded share-based compensation of RMB791,028
,
RMB12,485
and RMB(71,957) during the years ended December 31, 2019, 2020 and 2021, respectively, including the impact of the accelerate vesting and the subsequent adjustment of the fair value at each reporting dates and the settlement date.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

16.	NET INCOME (LOSS) PER SHARE
The calculation of net income (loss) per share is as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:

Net income (loss) attributed to ordinary shareholders for computing net income (loss) per ordinary share-basic and diluted	2,970,890	2,103,484	(2,913,708)
Denominator:
Denominator for computing net income (loss) per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	415,316,627	416,914,898	404,701,910

Denominator for computing net income (loss) per share-diluted:
Weighted average shares outstanding used in computing net income (loss) per ordinary share-diluted	451,206,091	452,081,642	404,701,910 (i)

Net income (loss) per ordinary share attributable to Momo Inc. – basic	7.15	5.05	(7.20)

Net income (loss) per ordinary share attributable to Momo Inc. - diluted	6.76	4.83	(7.20)

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income (loss) per ordinary share for the years ended December 31, 2019, 2020 and 2021, because their effect is anti-dilutive:

	For the year ended December 31,
	2019	2020	2021

Share issuable upon exercise of share options	902,655	9,907,671	29,676,253
Share issuable upon exercise of RSUs	45,893	220,781	272,500

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
The computation of diluted loss per share for the year ended December 31, 2021 has not considered the effect of the share options, RSUs and convertible senior notes given that the effect is anti-dilutive.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

17.	COMMITMENTS AND CONTINGENCIES
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

18.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Hunan Qindao Network Media Technology Co., Ltd.	Affiliate of a long-term investee
Beijing Shiyue Haofeng Media Co., Ltd.	Long-term investee
Beijing Santi Cloud Union Technology Co., Ltd. (i)	Long-term investee
Beijing Santi Cloud Time Technology Co., Ltd. (i)	Affiliate of a long-term investee

(i)
The Company deconsolidated Beijing Santi Cloud Union Technology Co., Ltd. and its subsidiary, Beijing Santi Cloud Time Technology Co., Ltd. on March 31, 2020, and
the
 remaining equity investment accounted as equity securities without determinable fair value that investment was further sold in November 2020.

(1)	Amount due to related parties – current

	As of December 31,
	2020	2021
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (ii)	19,462	5,016

Total	19,462	5,016

(ii)	The amount of RMB19,462 and RMB5,016 as of December 31, 2020and 2021 primarily represented the unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

18.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(2)	Sales to a related party

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	5,449	5,627	—

Total	5,449	5,627	—

(iii)	The sales to Hunan Qindao Network Media Technology Co., Ltd. represented mobile marketing services provided.

(3)	Purchases from related parties

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iv)	497,789	354,274	253,691
Beijing Santi Cloud Union Technology Co., Ltd. (v)	—	5,511	—
Beijing Santi Cloud Time Technology Co., Ltd. (v)	—	3,410	—
Beijing Shiyue Haofeng Media Co., Ltd. (iv)	2,070	164	—
Others	—	—	115

Total	499,859	363,359	253,806

(iv)	The purchases from Hunan Qindao Network Media Technology Co., Ltd. and Beijing Shiyue Haofeng Media Co., Ltd. mainly represented the Revenue Sharing.
(v)	The purchases from Beijing Santi Cloud Union Technology Co., Ltd. and Beijing Santi Cloud Time Technology Co., Ltd. were mainly related to its bandwidth services.

19.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.
During the years ended December 31, 2019, 2020 and 2021, the Group determined that Tantan met the criteria for separate reportable segment given its financial information is separately reviewed by the Group’s CEO. Additionally, the Group started its entertainment business that included TV content production through one of its subsidiary QOOL, for which the Group’s CEO started to review discrete financial information. As a result, the Group determined that for the years ended December 31, 2019, 2020 and 2021, it operated in three operating segments namely Momo, Tantan and QOOL. Momo’s services mostly include live video services, value-added services, mobile marketing services and mobile games derived from the Momo’s platform. Tantan’s services mainly include value-added services and live video services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

19.	SEGMENT INFORMATION - continued

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, operating income and net income. Net revenues, operating cost and expenses, operating income, and net income by segment for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31, 2019

	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	15,740,815	1,259,906	14,368	17,015,089
Cost and expenses:
Cost of revenues	(8,065,300)	(415,688)	(11,108)	(8,492,096)
Research and development	(797,471)	(297,560)	—	(1,095,031)
Sales and marketing	(1,521,511)	(1,162,912)	(6,401)	(2,690,824)
General and administrative	(641,269)	(851,099)	(34,914)	(1,527,282)
Total cost and expenses	(11,025,551)	(2,727,259)	(52,423)	(13,805,233)
Other operating income	323,444	—	21,399	344,843
Income (loss) from operations	5,038,708	(1,467,353)	(16,656)	3,554,699
Interest income	396,672	10,706	164	407,542
Interest expense	(78,611)	—	—	(78,611)
Other gain or loss, net	(15,711)	—	—	(15,711)
Income tax (expenses) benefits	(917,265)	33,464	—	(883,801)
Share of loss on equity method investments	(23,350)	—	—	(23,350)

Net income (loss)	4,400,443	(1,423,183)	(16,492)	2,960,768

	For the year ended December 31, 2020

	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	12,631,119	2,368,314	24,755	15,024,188
Cost and expenses:
Cost of revenues	(6,865,836)	(1,088,816)	(22,129)	(7,976,781)
Research and development	(844,826)	(322,851)	—	(1,167,677)
Sales and marketing	(1,454,123)	(1,359,709)	(90)	(2,813,922)
General and administrative	(664,458)	(73,019)	(25,673)	(763,150)
Total cost and expenses	(9,829,243)	(2,844,395)	(47,892)	(12,721,530)
Other operating income	223,312	3,945	1,520	228,777
Income (loss) from operations	3,025,188	(472,136)	(21,617)	2,531,435
Interest income	440,878	3,353	240	444,471
Interest expense	(78,872)	—	—	(78,872)
Other gain or loss, net	1,500	—	—	1,500
Income tax (expenses) benefits	(770,333)	14,713	—	(755,620)
Share of loss on equity method investments	(42,522)	—	—	(42,522)

Net income (loss)	2,575,839	(454,070)	(21,377)	2,100,392

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

19.	SEGMENT INFORMATION - continued

	For the year ended December 31, 2021

	Momo	Tantan	QOOL	Unallocated	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues:	12,541,205	2,029,184	5,330	—	14,575,719
Cost and expenses:
Cost of revenues	(7,301,048)	(1,044,852)	(37,531)	—	(8,383,431)
Research and development	(828,688)	(303,093)	—	—	(1,131,781)
Sales and marketing	(1,420,130)	(1,180,146)	(4,033)	—	(2,604,309)
General and administrative	(619,922)	18,401	(23,179)	—	(624,700)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	(4,397,012)
Total cost and expenses	(10,169,788)	(2,509,690)	(64,743)	(4,397,012)	(17,141,233)
Other operating income	138,884	37,029	34	—	175,947
Income (loss) from operations	2,510,301	(443,477)	(59,379)	(4,397,012)	(2,389,567)
Interest income	383,028	1,091	160	—	384,279
Interest expense	(73,776)	—	—	—	(73,776)
Other gain or loss, net	(16,000)	—	—	—	(16,000)
Income tax (expenses) benefits	(844,987)	22,431	—	—	(822,556)
Share of loss on equity method investments	(8,084)	—	—	—	(8,084)

Net income (loss)	1,950,482	(419,955)	(59,219)	(4,397,012)	(2,925,704)

The impairment loss was presented as an unallocated item in the segment information because the
CE
O
 does not consider this as part of the segment operating performance measure.

20.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB214,313, RMB209,930 and RMB241,672 for the years ended December 31, 2019, 2020 and 2021, respectively.

21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(in thousands, except share data)

21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.
The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB 2,701, RMB nil and RMB 679 for the years ended December 31, 2019, 2020 and 2021, respectively.
Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs and VIEs’ subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB1,504,378, RMB1,475,551 and RMB1,508,594 as of December 31, 2019, 2020 and 2021, respectively.

22.	SUBSEQUENT EVENTS
Special cash dividend
On March 24, 2022, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend will be paid on April 29, 2022 to shareholders of record at the close of business on April 13, 2022. The ex-dividend
date was April 12, 2022. The aggregate amount of cash dividends to be paid is approximately US$127 million, which will be funded by surplus cash on the Company’s balance sheet.
Restriction of cash balances in bank
In February 2022, the Group’s bank balance of RMB95.4

million was restricted for withdrawal by a local government authority in the PRC. The restricted amount is suspected to be linked with a Momo user’s illegal activity and embezzlement of funds, which was recharged and consumed in the live video service on Momo platform. There is no suspected or alleged wrongdoing on the part of the Group. As the case involving the said user is currently in the early stage of investigation, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably ascertained, the Group is still in the process of evaluating its potential loss as of the date of this report.