Form 20-F
period 2022-12-31
Hello Group Inc.
filed 2023-04-25
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Cathy Hui Peng, Chief Financial Officer
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
296,606,870 Class A ordinary shares and
80,364,466
Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
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

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of mainland China.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of mobile social networking platforms, live video services, mobile marketing services, mobile games and online entertainment services in mainland China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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

Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

Hello Group Inc. is not a mainland China operating company, but rather a Cayman Islands holding company with no equity ownership in its consolidated affiliated entities. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries in mainland China. Mainland China laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the consolidated affiliated entities and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the consolidated affiliated entities and their nominee shareholders to control the business operations of the consolidated affiliated entities. The consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the consolidated affiliated entities accounted for 99.2%, 98.4% and 95.7% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Hello Group” refers to Hello Group Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated affiliated entities and their subsidiaries in mainland China, including but not limited to Beijing Momo Technology Co., Ltd. (“Beijing Momo”), Tianjin Heer Technology Co., Ltd. ( “Tianjin Heer”), Loudi Momo Technology Co. Ltd. (“Loudi Momo”), Chengdu Momo Technology Co. Ltd. (“Chengdu Momo”), Hainan Yilingliuer Network Technology Co., Ltd. (“Hainan Yilingliuer”), Hainan Miaoka Network Technology Co., Ltd. (“Hainan Miaoka”), Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”), Tianjin Apollo Exploration Culture Co., Ltd.(“Tianjin Apollo”), QOOL Media (Tianjin) Co., Ltd (“Tianjin QOOL Media”), Beijing Top Maker Technology Co., Ltd. (“Beijing Top Maker,” formerly known as Beijing Fancy Reader Technology Co., Ltd.), Beijing Perfect Match Technology Co., Ltd. (“Beijing Perfect Match”), SpaceTime (Beijing) Technology Co., Ltd. (“SpaceTime Beijing”) and Tianjin Nishuodedoudui Technology Co., Ltd. (“Tianjin Nishuodedoudui”). Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Our subsidiaries, the consolidated affiliated entities and their shareholders have entered into a series of contractual agreements. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to the consolidated affiliated entities in consideration for the services provided by our subsidiaries;

•	exercise effective control over the consolidated affiliated entities; and

•	hold an exclusive option to purchase all or part of the equity interests in the consolidated affiliated entities when and to the extent permitted by mainland China law.

A series of contractual agreements, including business operation agreements, exclusive call option agreements, equity interest pledge agreements, exclusive cooperation agreements, power of attorney and spousal consent letters, have been entered into by and among our subsidiaries, the consolidated affiliated entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated affiliated entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the consolidated affiliated entities and consolidates the consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the consolidated affiliated entities as the consolidated entities under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the consolidated affiliated entities in the consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the mainland China legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the mainland China courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future mainland China laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated affiliated entities and their nominee shareholders. It is uncertain whether any new mainland China laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated affiliated entities is found to be in violation of any existing or future mainland China laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the mainland China government deems that our contractual arrangements with the consolidated affiliated entities do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since mainland China administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our mainland China subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated affiliated entities. The company and its investors may never have a direct ownership interest in the businesses that are conducted by the consolidated affiliated entities. Uncertainties in the mainland China legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the mainland China government finds that the agreements that establish the structure for operating our business in mainland China do not comply with mainland China laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the consolidated affiliated entities could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the consolidated affiliated entities being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in mainland China, are held by the consolidated affiliated entities. A significant part of our revenues are generated by the consolidated affiliated entities. An event that results in the deconsolidation of the consolidated affiliated entities would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a whole. Hello Group Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries and consolidated affiliated entities that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks related to Our Mainland China Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving mainland China laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

Mainland China government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The mainland China government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China— Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” And “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flow through Our Organization

Hello Group Inc. is a holding company with no operations of its own. We conduct our operations primarily through our mainland China subsidiaries, the consolidated affiliated entities and their subsidiaries in mainland China. As a result, Hello Group Inc.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current mainland China regulations permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. Furthermore, each of our mainland China subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

Under mainland China laws and regulations, our mainland China subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the consolidated affiliated entities in which we have no legal ownership, totaling RMB1.5 billion, RMB1.5 billion and RMB1.5 billion (US$0.2 billion) as of December 31, 2020, 2021 and 2022, respectively. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

For the years ended December 31, 2020, 2021 and 2022, the Company declared and distributed cash dividends with amount of US$158.6 million, US$132.0 million and US$127.3 million to its investors, respectively, which was funded by surplus cash on our balance sheet.

For the years ended December 31, 2020, 2021 and 2022, Beijing Momo IT declared and distributed dividends with amount of RMB2,200.0 million, RMB1,300.0 million and RMB3,600.0 million (US$522.0 million), respectively, to its offshore parent company, Momo HK. Withholding taxes of RMB220.0 million, RMB130.0 million and RMB360.0 million (US$52.2 million) in connection with the dividends were fully paid during the years ended December 31, 2020, 2021 and 2022, respectively.

Under mainland China law, Hello Group Inc. may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the consolidated affiliated entities only through loans, subject to satisfaction of applicable government registration and approval requirements. Hello Group Inc., its subsidiaries and the consolidated affiliated entities may also transfer cash through intra-group transactions.

For the years ended December 31, 2020, 2021 and 2022, Hello Group Inc. provided loans with principal amount of RMB118.2 million, RMB820.9 million and RMB6.6 million (US$1.0 million), respectively, to its subsidiaries, and there was no repayment from the subsidiaries to Hello Group Inc.

For the years ended December 31, 2020, 2021 and 2022, Hello Group Inc. provided capital contributions with the amount of RMB142,000.0, RMB nil and RMB nil, respectively, to its subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, the subsidiaries of Hello Group Inc. did not provide loans to Hello Group Inc., and there was no repayment from Hello Group Inc. to its subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, subsidiaries of Hello Group Inc. provided loans with principal amount of RMB nil, RMB799.8 million and RMB nil, respectively, to the consolidated affiliated entities and there was no repayment from the consolidated affiliated entities to our subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, the consolidated affiliated entities provided loans with principal amount of RMB71.9 million, RMB nil and RMB1,232.9 million (US$178.7 million), respectively, to our mainland China subsidiaries and there was no repayment from our mainland China subsidiaries to the consolidated affiliated entities.

The consolidated affiliated entities may transfer cash to the subsidiaries of Hello Group Inc. by paying service fees and license fees pursuant to certain contractual arrangements among them, and we intend to settle the services fees and license fees through such contractual arrangements going forward. For the years ended December 31, 2020, 2021 and 2022, subsidiaries of Hello Group Inc. received license fee, technical service fees and non-technical services fees with amount of RMB6,317.8 million, RMB5,616.2 million and RMB4,369.7 million (US$633.6 million), respectively, from the consolidated affiliated entities.

For the years ended December 31, 2020, 2021 and 2022, cash paid by the consolidated affiliated entities to the subsidiaries of Hello Group Inc. for other operation service fees were RMB23.0 million, RMB64.5 million and RMB49.4 million (US$7.2 million), respectively. For the years ended December 31, 2020, 2021 and 2022, cash paid by the subsidiaries of Hello Group Inc. to consolidated affiliated entities for other operation service fees were RMB12.0 million, RMB nil and RMB nil, respectively.

Our mainland China subsidiaries may charge the consolidated affiliated entities for services provided to the consolidated affiliated entities. These service fees shall be recognized as expenses of the consolidated affiliated entities, with a corresponding amount as service income by our mainland China subsidiaries and eliminate in consolidation. For income tax purposes, our mainland China subsidiaries and the consolidated affiliated entities file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated affiliated entities and as income by our mainland China subsidiaries and are tax neutral.

Permissions Required from the Mainland China Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in mainland China. Our operations in mainland China are governed by mainland China laws and regulations. As of the date of this annual report, our mainland China subsidiaries, consolidated affiliated entities and their subsidiaries have obtained the requisite licenses and permits from the mainland China government authorities that are material for the business operations of our holding company, the consolidated affiliated entities in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, and the Internet Culture Operation License and the Internet Audio/Video Program Transmission License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, under current mainland China laws, regulations and regulatory rules, we, our mainland China subsidiaries and the consolidated affiliated entities may be required to obtain permissions from or complete filings with the mainland China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other mainland China regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—mainland China regulation of loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our mainland China subsidiaries.”

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial position for Hello Group Inc., its wholly-owned subsidiaries that are the primary beneficiaries of the consolidated affiliated entities under U.S. GAAP and their subsidiaries (the “Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries”), its other subsidiaries that are not the Primary Beneficiaries of the consolidated affiliated entities (the “Other Subsidiaries”), and the consolidated affiliated entities and their subsidiaries as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	549,310	1,865	12,152,997	—	12,704,172
Inter-company revenues(1)	—	—	4,134,173	—	(4,134,173)	—
Total costs and expenses	(237,702)	(539,969)	(2,906,256)	(11,547,507)	4,134,173	(11,097,261)
Income (loss) from subsidiaries and VIEs(2)	1,616,391	1,768,959	463,592	—	(3,848,942)	—
Other income	86,582	2,364	284,091	51,269	—	424,306

Income (loss) before income tax expense and share of loss on equity method investments	1,465,271	1,780,664	1,977,465	656,759	(3,848,942)	2,031,217
Income tax expenses	—	(164,290)	(208,425)	(189,566)	—	(562,281)
Share of income (loss) on equity method investments	19,012	(1)	(82)	(7,856)	—	11,073

Net income (loss)	1,484,283	1,616,373	1,768,958	459,337	(3,848,942)	1,480,009
Less: net loss attributable to non-controlling interests	—	(18)	—	(4,256)	—	(4,274)

Net income (loss) attributable to Hello Group’s shareholders	1,484,283	1,616,391	1,768,958	463,593	(3,848,942)	1,484,283

	For the Year Ended December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	238,224	956	14,336,539	—	14,575,719
Inter-company revenues(1)	—	—	5,100,060	1,352	(5,101,412)	—
Total costs and expenses	(248,609)	(6,257,292)	(2,025,730)	(13,711,014)	5,101,412	(17,141,233)
(Loss) income from subsidiaries and VIEs(2)	(2,629,002)	3,424,401	587,892	—	(1,383,291)	—
Other (loss) income	(36,876)	240,061	84,452	182,813	—	470,450

(Loss) income before income tax expense and share of loss on equity method investments	(2,914,487)	(2,354,606)	3,747,630	809,690	(1,383,291)	(2,095,064)
Income tax expenses	—	(274,404)	(323,224)	(224,928)	—	(822,556)
Share of income (loss) on equity method investments	779	—	—	(8,863)	—	(8,084)

Net (loss) income	(2,913,708)	(2,629,010)	3,424,406	575,899	(1,383,291)	(2,925,704)
Less: net loss attributable to non-controlling interests	—	(14)	—	(11,982)	—	(11,996)

Net (loss) income attributable to Hello Group’s shareholders	(2,913,708)	(2,628,996)	3,424,406	587,881	(1,383,291)	(2,913,708)

	For the Year Ended December 31, 2020
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	121,370	127	14,902,691	—	15,024,188
Inter-company revenues(1)	—	—	6,257,010	6,580	(6,263,590)	—
Total costs and expenses	(340,519)	(448,435)	(3,804,640)	(14,391,526)	6,263,590	(12,721,530)
Income (loss) from subsidiaries and VIEs(2)	2,467,172	2,975,491	501,180	—	(5,943,843)	—
Other (loss) income	(23,169)	267	366,969	251,809	—	595,876

Income (loss) before income tax expense and share of loss on equity method investments	2,103,484	2,648,693	3,320,646	769,554	(5,943,843)	2,898,534
Income tax expenses	—	(181,767)	(345,155)	(228,698)	—	(755,620)
Share of income (loss) on equity method investments	—	233	—	(42,755)	—	(42,522)

Net income (loss)	2,103,484	2,467,159	2,975,491	498,101	(5,943,843)	2,100,392
Less: net loss attributable to non-controlling interests	—	(13)	—	(3,079)	—	(3,092)

Net income (loss) attributable to Hello Group’s shareholders	2,103,484	2,467,172	2,975,491	501,180	(5,943,843)	2,103,484

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	578,935	136,570	2,194,376	2,108,248	—	5,018,129
Short-term deposits	—	—	4,450,000	850,000	—	5,300,000
Restricted cash	—	—	—	97,706	—	97,706
Short-term investment	—	—	300,240	—	—	300,240
Accounts receivable	—	34,011	—	154,700	—	188,711
Amount due from Group companies(3)	686,429	—	236,695	631,607	(1,554,731)	—
Other current assets	20,683	11,396	406,869	401,702	(20,889)	819,761
Long-term deposits	—	—	2,600,000	—	—	2,600,000
Investment in subsidiaries and VIEs(2)	11,794,110	11,430,678	3,522,496	—	(26,747,284)	—
Long-term investments	143,540	300,000	70,261	380,187	—	893,988
Other non-current assets	82,766	16	236,428	291,842	—	611,052

Total assets	13,306,463	11,912,671	14,017,365	4,915,992	(28,322,904)	15,829,587

Accounts payable	—	25,010	82,970	509,042	—	617,022
Deferred revenue	—	15,711	(12)	469,076	—	484,775
Amount due to Group companies(3)	—	1,554,731	—	—	(1,554,731)	—
Other current liabilities	2,699,230	57,449	427,978	451,793	—	3,636,450
Non-current liabilities	22,644	94,449	9,550	34,059	—	160,702

Total Liabilities	2,721,874	1,747,350	520,486	1,463,970	(1,554,731)	4,898,949
Total shareholders’ equity	10,584,589	10,165,321	13,496,879	3,452,022	(26,768,173)	10,930,638

Total liabilities and shareholders’ equity	13,306,463	11,912,671	14,017,365	4,915,992	(28,322,904)	15,829,587

	As of December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	876,917	62,188	2,156,484	2,474,974	—	5,570,563
Short-term deposits	—	—	2,310,000	550,000	—	2,860,000
Accounts receivable	—	28,916	—	176,309	—	205,225
Amount due from Group companies(3)	1,523,429	—	689,195	—	(2,212,624)	—
Other current assets	16,875	9,897	355,476	413,713	(20,889)	775,072
Long-term deposits	—	—	6,450,000	750,000	—	7,200,000
Investment in subsidiaries and VIEs(2)	12,051,913	14,658,461	3,058,502	—	(29,768,876)	—
Long-term investments	115,482	300,000	—	404,524	—	820,006
Other non-current assets	76,471	(5)	362,406	241,500	—	680,372

Total assets	14,661,087	15,059,457	15,382,063	5,011,020	(32,002,389)	18,111,238

Accounts payable	—	17,477	73,095	635,635	—	726,207
Deferred revenue	—	19,531	1,199	519,237	—	539,967
Amount due to Group companies(3)	—	1,792,937	—	419,687	(2,212,624)	—
Other current liabilities	77,958	99,599	672,348	399,686	—	1,249,591
Non-current liabilities	4,588,608	311,583	46,590	63,095	—	5,009,876

Total Liabilities	4,666,566	2,241,127	793,232	2,037,340	(2,212,624)	7,525,641
Total shareholders’ equity	9,994,521	12,818,330	14,588,831	2,973,680	(29,789,765)	10,585,597

Total liabilities and shareholders’ equity	14,661,087	15,059,457	15,382,063	5,011,020	(32,002,389)	18,111,238

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(4)	(61,675)	(364,460)	108,819	1,544,207	—	1,226,891

Loans to Hello Group companies	(6,636)	—	—	(1,232,857)	1,239,493	—
Cash dividends received from subsidiaries	3,075,912	3,600,000	—	—	(6,675,912)	—
Payment for short-term investments	—	—	(300,000)	—	—	(300,000)
Purchase of short-term deposits	—	—	(900,000)	(800,000)	—	(1,700,000)
Cash received on maturity of short-term deposits	—	—	4,860,000	550,000	—	5,410,000
Purchase of long-term deposits	—	—	(2,750,000)	—	—	(2,750,000)
Cash received on maturity of long-term deposits	—	—	500,000	700,000	—	1,200,000
Other investing activities	—	—	(146,083)	1,928	—	(144,155)

Net cash provided by (used in) investing activities	3,069,276	3,600,000	1,263,917	(780,929)	(5,436,419)	1,715,845

Borrowings under loan from Hello Group companies	—	6,636	1,232,857	—	(1,239,493)	—
Dividends payment to Hello Group Inc.	—	(3,075,912)	(3,600,000)	—	6,675,912	—
Payment for redemption of convertible bonds	(2,136,987)	—	—	—	—	(2,136,987)
Repurchase of ordinary shares	(392,374)	—	—	—	—	(392,374)
Dividends payment to Hello Group’s shareholders	(840,997)	—	—	—	—	(840,997)
Other financing activities	(21,258)	(40,943)	—	—	—	(62,201)

Net cash (used in) provided by financing activities	(3,391,616)	(3,110,219)	(2,367,143)	—	5,436,419	(3,432,559)

	For the Year Ended December 31, 2021
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities(4)	25,346	(600,005)	2,283,830	(149,973)	—	1,559,198

Loans to Hello Group companies	(820,897)	—	(799,794)	—	1,620,691	—
Capital injection to subsidiaries	—	(32,293)	—	—	32,293	—
Cash dividends received from subsidiaries	1,153,506	1,300,000	—	—	(2,453,506)	—
Purchase of short-term deposits	(516,688)	—	(3,910,000)	(550,000)	—	(4,976,688)
Cash received on maturity of short-term deposits	2,263,070	—	6,800,000	604,500	—	9,667,570
Purchase of long-term deposits	—	—	(1,850,000)	—	—	(1,850,000)
Other investing activities	(115,052)	(302,336)	(72,745)	199,593	—	(290,540)

Net cash provided by (used in) investing activities	1,963,939	965,371	167,461	254,093	(800,522)	2,550,342

Borrowings under loan from Hello Group companies	—	820,897	—	799,794	(1,620,691)	—
Capital injection from parent company	—	—	32,293	—	(32,293)	—
Dividends payment to Hello Group Inc.	—	(1,153,506)	(1,300,000)	—	2,453,506	—
Repurchase of ordinary shares	(862,865)	—	—	—	—	(862,865)
Dividends payment to Hello Group’s shareholders	(852,743)	—	—	—	—	(852,743)
Other financing activities	(12,181)	(59,120)	—	—	—	(71,301)

Net cash (used in) provided by financing activities	(1,727,789)	(391,729)	(1,267,707)	799,794	800,522	(1,786,909)

	For the Year Ended December 31, 2020
	Hello Group Inc.	Other Subsidiaries	Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries	Consolidated Affiliated Entities and Their Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(4)	(70,022)	(46,946)	2,456,429	741,428	—	3,080,889

Loans to Hello Group companies	(118,159)	—	—	(71,860)	190,019	—
Capital injection to subsidiaries	(142)	—	(1,000)	—	1,142	—
Cash dividends received from subsidiaries	1,976,631	2,200,000	—	—	(4,176,631)	—
Purchase of short-term deposits	(1,890,665)	—	(12,444,500)	(614,500)	—	(14,949,665)
Cash received on maturity of short-term deposits	2,272,659	—	16,494,500	810,000	—	19,577,159
Purchase of long-term deposits	—	—	(4,300,000)	(950,000)	—	(5,250,000)
Other investing activities	—	—	(122,511)	(3,449)	—	(125,960)

Net cash provided by (used in) investing activities	2,240,324	2,200,000	(373,511)	(829,809)	(3,985,470)	(748,466)

Borrowings under loan from Hello Group companies	—	118,159	71,860	—	(190,019)	—
Capital injection from parent company	—	142	—	1,000	(1,142)	—
Dividends payment to Hello Group Inc.	—	(1,976,631)	(2,200,000)	—	4,176,631	—
Repurchase of ordinary shares	(330,207)	—	—	—	—	(330,207)
Dividends payment to Hello Group’s shareholders	(1,123,983)	—	—	—	—	(1,123,983)
Other financing activities	(18,128)	(25,744)	(88)	—	—	(43,960)

Net cash (used in) provided by financing activities	(1,472,318)	(1,884,074)	(2,128,228)	1,000	3,985,470	(1,498,150)

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investment among Hello Group Inc., other subsidiaries, the primary beneficiaries and consolidated affiliated entities and their subsidiaries.
(3)	Represents the elimination of intercompany balances among Hello Group Inc., other subsidiaries, the primary beneficiaries and consolidated affiliated entities and their subsidiaries.
(4)

For the years ended December 31, 2020, 2021 and 2022, cash paid by the consolidated affiliated entities to the primary beneficiaries for license fee, technical service fees and non-technical service fees were RMB6,317.8 million, RMB5,616.2 million and RMB4,369.7 million (US$633.6 million), respectively. For the years ended December 31, 2020, 2021 and 2022, cash paid by the consolidated affiliated entities to the primary beneficiaries for other operation service fee were RMB23.0 million, RMB64.5 million and RMB49.4 million (US$7.2 million), respectively. For the years ended December 31, 2020, 2021 and 2022, cash paid by the primary beneficiaries to consolidated affiliated entities for other operation service fees were RMB12.0 million, RMB nil and RMB nil, respectively.

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income data for the years ended December 31, 2020, 2021 and 2022 and the selected consolidated balance sheets data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1.

The selected consolidated statements of comprehensive income data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2022 RMB	2022 US$

	(in thousands, except share and share-related data)
Selected Data of Consolidated Statements of Operations
Net Revenues(1)	13,408,421	17,015,089	15,024,188	14,575,719	12,704,172	1,841,932
Cost and expenses(2)
Cost of revenues	(7,182,897)	(8,492,096)	(7,976,781)	(8,383,431)	(7,421,419)	(1,076,005)
Research and development expenses	(760,644)	(1,095,031)	(1,167,677)	(1,131,781)	(1,006,219)	(145,888)
Sales and marketing expenses	(1,812,262)	(2,690,824)	(2,813,922)	(2,604,309)	(2,073,617)	(300,646)
General and administrative expenses	(640,023)	(1,527,282)	(763,150)	(624,700)	(596,006)	(86,413)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	—	—

Total cost and expenses	(10,395,826)	(13,805,233)	(12,721,530)	(17,141,233)	(11,097,261)	(1,608,952)

Other operating income	253,697	344,843	228,777	175,947	20,632	2,991
Income (loss) from operations	3,266,292	3,554,699	2,531,435	(2,389,567)	1,627,543	235,971
Interest income	272,946	407,542	444,471	384,279	368,879	53,482
Interest expense	(56,503)	(78,611)	(78,872)	(73,776)	(83,530)	(12,111)
Other gain or loss, net	(43,200)	(15,711)	1,500	(16,000)	118,325	17,156

Income (loss) before income tax and share of income on equity method investments	3,439,535	3,867,919	2,898,534	(2,095,064)	2,031,217	294,498
Income tax expenses	(699,648)	(883,801)	(755,620)	(822,556)	(562,281)	(81,523)

Income (loss) before share of income (loss) on equity method investments	2,739,887	2,984,118	2,142,914	(2,917,620)	1,468,936	212,975
Share of income (loss) on equity method investments	48,660	(23,350)	(42,522)	(8,084)	11,073	1,605
Net income (loss)	2,788,547	2,960,768	2,100,392	(2,925,704)	1,480,009	214,580
Less: net loss attributable to non-controlling interest	(27,228)	(10,122)	(3,092)	(11,996)	(4,274)	(620)

Net income (loss) attributable to Hello Group Inc.	2,815,775	2,970,890	2,103,484	(2,913,708)	1,484,283	215,200

	Year Ended December 31,
	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2022 RMB	2022 US$

	(in thousands, except share and share-related data)
Net income attributable to ordinary shareholders	2,815,775	2,970,890	2,103,484	(2,913,708)	1,484,283	215,200

Net income (loss) per share attributable to ordinary shareholders
Basic	6.92	7.15	5.05	(7.20)	3.80	0.55
Diluted	6.59	6.76	4.83	(7.20)	3.65	0.53
Weighted average shares used in computing net income per ordinary share
Basic	407,009,875	415,316,627	416,914,898	404,701,910	390,176,367	390,176,367
Diluted	433,083,643	451,206,091	452,081,642	404,701,910	423,810,279	423,810,279

(1)	Components of our net revenues are presented in the following table:

	Year Ended December 31,
	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2022 RMB	2022 US$

	(in thousands)
Live video service	10,709,491	12,448,131	9,637,579	8,378,945	6,510,460	943,928
Value-added service	1,883,150	4,105,963	5,112,182	5,971,792	6,007,018	870,936
Mobile marketing	500,321	331,822	198,197	159,010	124,956	18,117
Mobile games	130,392	92,451	39,564	47,712	55,732	8,080
Other services	185,067	36,722	36,666	18,260	6,006	871

Total	13,408,421	17,015,089	15,024,188	14,575,719	12,704,172	1,841,932

(2)	Share-based compensation expenses were allocated in cost and expenses as follows:

	Year Ended December 31,
	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2022 RMB	2022 US$

	(in thousands)
Cost of revenues	21,661	23,972	18,449	17,941	14,195	2,058
Research and development expenses	152,806	175,053	175,870	139,571	88,797	12,874
Sales and marketing expenses	142,927	196,311	158,902	70,821	38,432	5,572
General and administrative expenses	263,419	1,012,896	325,465	247,438	260,060	37,705

Total	580,813	1,408,232	678,686	475,771	401,484	58,209

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019, 2020, 2021 and 2022.

	As of December 31,
	2018 RMB	2019 RMB	2020 RMB	2021 RMB	2022 RMB	2022 US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,468,034	2,612,743	3,363,942	5,570,563	5,018,129	727,560
Total assets	18,965,538	22,483,681	23,220,556	18,111,238	15,829,587	2,295,075
Total liabilities	7,942,679	8,764,899	8,385,227	7,525,641	4,898,949	710,281
Total equity	11,022,859	13,718,782	14,835,329	10,585,597	10,930,638	1,584,794

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by mainland China regulatory authorities and may subject us to penalties and other serious consequences;

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the consolidated affiliated entities with which we have maintained contractual arrangements and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of the consolidated affiliated entities and our company as a group;

•

We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership; and

•

We may lose the ability to use and enjoy assets held by the consolidated affiliated entities that are important to the operation of our business if the consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in mainland China

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•	The mainland China government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•	Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us;

•

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;

•

Mainland China’s M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China; and

•

The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Related to our ADSs

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;

•

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares;

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

The size of our user base and the level of our user engagement are critical to our success. There have been times when our user base failed to grow or even declined. There is no guarantee that our MAUs will grow at a desirable rate or at all. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video service, which currently contributes a majority of our revenues, are critical to our business. If our user growth rate slows down or becomes negative, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo and Tantan mobile applications are no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of user-oriented instant communication products that achieved early popularity have since seen the size of their user base or level of user engagement decline, in some cases precipitously. There is no guarantee that we will not experience a similar erosion of our user base or user engagement level in the future. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of the number of smartphone users in mainland China stalls.

If we are unable to grow our user base or enhance user engagement, our platform will become less attractive to our users, customers and platform partners, which would have a material and adverse impact on our business and operating results.

We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits.

As the online social networking industry in mainland China is relatively young, prevailing monetization models similar to ours have yet to be proven to be sustainable, and it may be more difficult to predict user and customer behaviors and demands compared to other established industries. Our monetization model has been evolving. We began to generate revenues in the second half of 2013 primarily through membership subscriptions and also game publishing and other services, but we continue to explore and implement new monetization models. While membership subscriptions contributed a majority of our revenues prior to 2016, live video service, which we launched in September 2015 and adopted a virtual items-based revenue model, has replaced membership subscription as our major source of revenues in after 2016. The services that we currently provide, including live video service, value-added service (comprising membership subscriptions and virtual gift service), mobile marketing services, mobile games, and other services, contributed approximately 51.2%, 47.3%, 1.0%, 0.4% and 0.1%, respectively, of our net revenues in 2022. Apart from live video services, from time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. For example, in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service. In 2018, we co-produced a TV variety show. In 2018, Tantan launched membership subscriptions and some other premium features on a pay-per-use basis. In 2019, Tantan introduced Quick Chat, which has services based on both the subscription model and the pay-per-use model. In 2020, Tantan launched its live video services with a virtual item-based revenue model. Tantan is also experimenting other monetization models in order to improve its revenues and profits. In 2021, Tantan launched a virtual gift-based Chatroom experience as part of its value-added service. However, there is no assurance that any of these and other new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

We launched our Momo mobile application in August 2011 and acquired our Tantan mobile application in May 2018. The evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	expand our paying user base for the various services offered by our platforms, including live video service, value-added service, mobile games and others;

•	develop and deploy diversified and distinguishable products, features and services for our users, customers and platform partners;

•

convince customers of the benefits of our marketing services compared to alternative forms of marketing, and continue to increase the efficiency of our mobile marketing solutions and expand our network of marketers;

•	develop or implement strategic initiatives to monetize our platforms;

•	develop beneficial relationship with key strategic partners, talented broadcasters and talent agencies for our live video service;

•	develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage;

•

successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our industry, or duplicate the features of our services;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential users, customers and platform partners about the value of our products and services, if the market for our platforms does not develop as we expect or if we fail to address the needs of this dynamic market, our business will be harmed. Failure to adequately address these or other risks and challenges could harm our business and cause our operating results to suffer.

We currently generate a substantial majority of our revenues from our live video service. We may not be able to continue to grow or continue to achieve profitability from such service.

In September 2015, Momo launched our live video service with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. In 2020, Tantan launched its live video services and contributed to our live video service revenue. While we had initial success with this service, which contributed RMB10,709.5 million and RMB12,448.1 million to, or 79.9% and 73.2% of, our net revenues in 2018 and 2019, respectively, this contribution dropped to RMB9,637.6 million, RMB8,378.9 million and RMB6,510.5 million (US$943.9 million) in 2020, 2021 and 2022, respectively, or 64.1%, 57.5% and 51.2% of our net revenues, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve our historical levels of profitability based on the virtual items-based revenue model. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

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

In mainland China, we market our services primarily under the brands “陌陌” or “Momo” and “探探” or “Tantan.” Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we may need to substantially increase our marketing expenditures. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

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

The mainland China regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different mainland China regulatory bodies, including the Standing Committee of the National People’s Congress, or the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Content and Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Privacy Protection.” The following are examples of certain recent mainland China regulatory activities in this area:

Data Security

•

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Security and Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations has not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

•

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within six months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for Application for the Outbound Data Transfer Security Assessment, which provides that activities of outbound data transfer shall also include: (i) overseas transmission and storage by data processors of data collected and generated during mainland China domestic operations; (ii) granting the access to, visiting, acquiring, downloading or exporting the data collected and generated by data processors and stored in mainland China to overseas institutions, organizations or individuals; and (iii) other activities as specified by the CAC.

•

On December 8, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the MIIT Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors. The MIIT Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented.

•

On December 2, 2022, the Central Committee of the Communist Party of China and the State Council jointly issued Opinions on Establishing Fundamental System to Better Play the Role of Data, which provides that, among others, the governance system of data shall be improved, and security of development shall be ensured. The opinion further requires that the administrator shall coordinate development and security, implement the comprehensive national security concept, strengthen the development of a data security protection system, and ensure security throughout the entire process of data supply, transaction, and use.

Personal Information and Privacy

•

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•

In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of mainland China government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the mainland China. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing mainland China laws and regulations, as well as additional laws and regulations that mainland China regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user willingness to spend on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.

The mainland China government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in mainland China. For example, in August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the MPS, the Ministry of Culture and Tourism, or MCT (previously known as the Ministry of Culture), the National Radio and Television Administration, or the NRTA, and the CAC jointly issued the Notice on Strengthen the Management of Online Live Broadcast Service, which required the real-name registration system for users to be put in place by online live broadcast service providers. On November 12, 2020, the NRTA promulgated the Circular on Strengthening the Administration of the Online Show Live Broadcast and Online E-commerce Live Broadcast (“Notice 78”), which sets forth registration requirements for platforms providing online show live broadcast or online e-commerce live broadcast to have their information and business operations registered by November 30, 2020. Notice 78 also sets forth requirements for certain online live broadcast businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, online live broadcast review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires online live broadcast platforms to set a limit to the number of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the NRTA pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms.

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

On May 7, 2022, the Central Commission for Guiding Cultural and Ethical Progress of the Communist Party of China, the MCT, NRTA and the CAC promulgated the Opinions on Regulating Virtual Gifting during Online Live Broadcasting and Strengthening the Protection of Minors, or the May 7 Opinions. According to the May 7 Opinions, online live broadcasting platforms shall, among others (1) prohibit minors from virtual gifting, and strength the implementation of real-name registration; (2) not provide online live broadcaster account registration service to minors under 16 and shall obtain the consent from guardians before allowing minors between 16 and 18 to register as a broadcaster on their platforms; (3) continue to upgrade the youth mode of the platform and establish an exclusive customer service team for minors to prioritize the settlement of complaints and disputes related to minors; (4) strengthen the administration on key functions of the platform and prohibit virtual gifting amount from being the sole criteria for the ranking of broadcasters or the criteria for the ranking of users; and (5) suspend all services under youth mode after 10:00 p.m. every day to ensure the rest time of minors.

The NRTA and the MCT jointly issued the Code of Conduct for Online Live Broadcasters on June 8, 2022, to regulate the conduct of broadcasters who provide online live broadcasting programs and audio/video program services through the Internet, including those who live broadcast on the online platforms, conduct real-time interactions with users, and perform through pre-uploaded audio or video programs. For live broadcasting content that requires a high level of professionalism (such as medical and healthcare, finance, law, education), the broadcasters should obtain corresponding qualifications and report to the live broadcasting platform, and the live broadcasting platform shall review and record the qualifications of the broadcasters.

In addition, as the internet industry in mainland China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations.

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by mainland China regulatory authorities and may subject us to penalties and other serious consequences.

The mainland China government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC Constitution, laws and regulations, impairs the national dignity of mainland China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the mainland China. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform.

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

On April 12, 2022, the Online Audio/Video Program Administration Division of the NRTA and the Publishing Bureau of the Publicity Department of the Central Committee of the Communist Party of China jointly promulgated the Notice on Strengthening the Administration of Live Broadcasting of Game-Playing on the Online Audio/Video Program Platforms, which stipulated that, among other things, (i) it is not allowed to live broadcast online games that have not been approved by the competent authorities in online audio/video programs or attract users to such games by any means, including through online live broadcasting, (ii) all online live broadcast platforms shall strengthen the management of online game live broadcast programs in terms of content and publicity, shall establish and improve management systems for information release, comments, and emergency response related to game-playing live broadcast program, and shall improve program monitoring and public opinion monitoring mechanisms, (iii) the online live broadcast platforms shall strengthen the management of the behavior of game broadcasters and those who conducted illegal and immoral behaviors are not allowed to be shown to the public through live broadcasting, (iv) the online live broadcast platforms are urged to establish and implement mechanisms for the protection of minors, and (v) the launch, broadcasting and layout of game-playing live broadcast programs shall be submitted to relevant radio and television administrative department in accordance with the relevant requirements of live broadcast programs, and online live broadcast platforms’ (including various domestic and overseas individual and institution accounts registered on relevant platforms) live broadcasting overseas game-playing programs or competitions shall be approved in advance.

The Administrative Provisions on Comment Threading Services on the Internet, or the Comment Threading Services Provisions, was amended by the CAC on November 16, 2022, and was effective on December 15, 2022. The Comment Threading Services Provisions requires that the comment threading service providers shall (1) verify the real identity information of the registered users under the principle of “using real name at back end and using alias or real name voluntarily at front end” and not provide comment threading services to users who have not verified their real identity information or fraudulently use the identity information of organizations or others; (2) establish and improve the system for the protection of the personal information of users, follow the principles of “legitimacy, appropriateness, necessity and good faith” in the processing of the personal information of users, disclose the rules for processing personal information, inform the users of the purpose and method of processing, type of personal information to be processed, storage period and other matters, and obtain individuals’ consents according to the law, unless otherwise provided for by laws or administrative regulations; (3) establish the system of “censorship before release” for comment threading services provided for news information; (4) provide the corresponding static version of information content at the same time on the same platform and page if the comment threading services are provided by way of bullet screens; (5) establish and improve a system of review and management of comments posted, real-time inspection, emergency response and reporting acceptance and other information security management systems, timely identify and dispose of illegal and negative information, and report to the cyberspace administration; (6) innovate the management methods for comments posted, research and develop information security management technology for comments posted and improve the ability to dispose of illegal and negative information, timely identify risks such as security defects and loopholes in the comment threading services, take remedial measures and report the same to the cyberspace administrations; (7) be staffed with a review editorial team that adapts to the scale of service, strengthen the review trainings and improve the professionalism of review editors; (8) cooperate with the cyberspace administrations in conducting supervision and inspection in accordance with the law and provide necessary technical and data support and assistance.

We have designed and implemented procedures to monitor content on our social networking platform, including the live video shows hosted by us or our users, in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the mainland China government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in mainland China. Moreover, staying in compliance with relevant regulatory requirements may result in limitation to our scope of service, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.

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

•	the difficulty in successfully evaluating and utilizing Tantan’s technology and features;

•	the difficulty in integrating potentially contrasting corporate cultures and management philosophies;

•	diversion of our management’s and personnel’s attention from our existing businesses and initiatives;

•	the difficulties relating to achieving the expected synergies of the transaction; and

•	the incurrence of unforeseen obligations or liabilities, which may entail significant expense.

Moreover, we may not be able to achieve our intended strategic goals or attain the synergies from the transaction.

The mobile social and dating industry is an evolving and competitive market, with low switching costs and a consistent stream of new products and entrants, and innovation by Tantan’s competitors may disrupt its business.

The mobile social and dating industry in mainland China is evolving and competitive, and has experienced a consistent stream of new products and market entrants within recent years. Tantan’s competitors may hold stronger competitive positions in certain geographical regions or with certain user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer features and services that are more appealing to current users and potential users than our features and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

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

We may be unable to successfully monetize Tantan’s social and dating services due to, among other reasons, COVID-19’s negative impact on Tantan’s user retention and engagement, Tantan’s users ceasing to use mobile technology for dating and socializing, Tantan’s users opting to forgo paid services on the app, perceived or actual privacy concerns, the introduction of new regulations on the use and monetization of user data, any interruption of Tantan’s business operations from the inspection and administrative measures taken by relevant governmental authorities, and the introduction of competition offering services at lower cost or additional or different features. If we are unable to successfully monetize Tantan’s business, our business, reputation, results of operations and financial condition could be materially adversely affected.

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

Tantan’s marketing expenditures consist primarily of investments in paid marketing channels to acquire more users and drive traffic to the app. To continue to reach potential users and grow the Tantan business, we must identify and invest in evolving marketing channels. The opportunities in and effectiveness of new marketing channels are relatively unproven, making it difficult to assess returns on investment associated with such channels, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the industry. Any failure to do so could have a material adverse effect on our business, results of operations and financial condition.

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

In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, mainland China government authorities may intervene and hold us liable for non-compliance with mainland China laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, our business may be subject to investigations or subsequent penalties if contents generated by our users are deemed to be illegal or inappropriate under mainland China laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer, our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

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

We have limited experience in international markets. If we fail to meet the challenges presented by our international operations, our business, financial condition and results of operations may be adversely affected.

We have limited experience in international markets and we expect to enter into and expand our operations into international markets. For example, our Soulchill currently has footprint in overseas markets such as Middle East and North Africa. Tantan also has footprint beyond mainland China such as Southeast Asia, East Asia and North America. Our international operations may expose us to a number of risks, including:

•	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

•

compliance with applicable laws and regulations in multiple jurisdictions, including, but not limited to, internet content provider licenses and other applicable licenses or governmental authorizations;

•	challenges in commercializing our platforms in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;

•	challenges in managing compliance with local labor regulations and risks associated with labor dispute across different jurisdictions;

•	fluctuations in currency exchange rates;

•	increased competition with local players in different markets and sub-markets;

•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;

•

exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related assertions, including transfer pricing adjustments and permanent establishment;

•	compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions; and

•	increased costs associated with doing business in multiple jurisdictions.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

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

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the market for mobile devices in mainland China is highly fragmented, and the lower resolution, functionality, operating system compatibility and memory currently associated with the kaleidoscopic models of mobile devices in the Chinese marketplace may make the use of our services through these devices more difficult and impair the user experience. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to use our Momo mobile app. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and operating results.

If we fail to effectively control our costs and expenses, our business and operating results could be harmed.

Given the rapidly evolving market in which we compete, we may encounter difficulties as we establish and manage our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new talents quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Due to the ever-evolving market that we operate in, our costs and expenses may increase in the future as we seek to broaden our user base and increase user engagement, and develop and implement new features and services. We may also have difficulties in maintaining reliable service levels for our users and customers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. If we are unable to generate adequate revenues and to manage our expenses, we may again incur significant losses in the future and may not be able to regain profitability. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our business in the evolving and developing market will require significant expenditures and the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we adapt, our business, operating results and financial condition could be harmed.

We may not be able to regain profitability, and the consolidation of the results of operations of Tantan with ours may negatively impact our financial performance and results of operations.

We believe that our future revenue growth will depend on, among other factors, the popularity of social networking applications and our ability to attract new users, increase user engagement, effectively design and implement monetization strategies, develop new services and compete effectively and successfully, as well as our ability to successfully monetize Tantan’s operations. In addition, our ability to sustain profitability is affected by various factors, many of which are beyond our control, such as the continuous development of social networking, live video services, mobile marketing services, and mobile games in mainland China. We may again incur losses in the near future due to our continued investments in services, technologies, research and development and our continued sales and marketing initiatives. Changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner may also impact our profitability. Furthermore, we completed our acquisition of Tantan in May 2018, and consolidated Tantan’s results starting in the second quarter of 2018. Tantan commenced monetization of its business in July 2017 and has not been profitable historically. If Tantan continues to incur losses, this may also affect our ability to remain at our current profitability level. Accordingly, you should not rely on the revenues of any prior quarterly or annual period as an indication of our future performance.

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

Public companies listed in the United States that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

Any allegations or reports published by short sellers against our company may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations and information in such reports are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves against negative information in such reports, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

We depend on the continued contributions of our senior management, especially the executive officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” section of this annual report, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for qualified talents in mainland China is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and third-party infringements of our intellectual property rights may adversely affect our business.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. See also “Item 4. Information on the Company—B. Business Overview.” Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The legal regime relating to the recognition and enforcement of intellectual property rights in mainland China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in mainland China may progress slowly, during which time infringement may continue largely unimpeded.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, are uncertain and still evolving. We have faced, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims.

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

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as mainland China, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user base and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in mainland China.

Almost all access to the internet in mainland China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with mainland China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. Web traffic in mainland China has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in mainland China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to keep up with the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

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

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the governmental authorities in the mainland China for the acquisitions and comply with applicable mainland China laws and regulations, which could result in increased costs and delays. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Such use of cash may add significant liquidity pressure on us by materially reducing our existing cash balance and adversely affecting our working capital. The sale of equity or equity linked securities may further dilute our existing shareholders. Debt financings may subject us to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. As of March 31, 2023, options to purchase 28,731,914 Class A ordinary shares (excluding those already forfeited) had been granted under the 2012 Plan, 3,525,676 of which remained outstanding. In addition, as of March 31, 2023, options to purchase 44,919,207 Class A ordinary shares (excluding those already forfeited and canceled) and 960,001 restricted share units had been granted under the 2014 Plan, of which 23,842,913 options and 251,875 restricted share units remained outstanding. As of March 31, 2023, options to purchase 955,998 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 3,073,826 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB226.8 million, RMB126.0 million and RMB65.2 million in 2023, 2024, and after 2024, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business, financial condition and results of operations may continue to be adversely affected by the effects of the COVID-19 pandemic in mainland China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across mainland China. Normal economic life throughout mainland China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our suppliers were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, our users’ demand for social network platforms, such as Momo and Tantan, had been negatively impacted by the emergency measures, which consequently impacted our user retention and engagement. These events have negatively affected our business since 2020 and contributed to the decrease in revenues from live video service in 2020, 2021 and 2022.

Mainland China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused occasional interruptions to our operations due to lower employee attendance, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. The subsequent outbreaks of COVID-19 may continue to affect our business, which will in turn adversely affect our operating metrics, revenue and financial conditions. For example, if a COVID-19 variant strikes in a future wave, the prolonged social distancing control and the associated decline in outdoor activities may limit our users’ urge to use services from social network platforms, such as our Momo and Tantan mobile applications, and some of our users may not be able to leave their hometown or may delay the time they get back to the big cities for work due to quarantine measures. Consequently, our user base may decrease and our user retention and engagement may be negatively impacted under such as scenario. In addition, the economic impact of COVID-19 may also cause the sentiment, willingness and ability to spend of our paying users, especially our high paying users, to deteriorate. Consequently, the COVID-19 pandemic may continue to negatively affect our business, financial condition and results of operations in the current and future years.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The mainland China government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the mainland China government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the mainland China government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We face risks related to health epidemics and natural disasters.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of natural disasters, other health epidemics or other public safety concerns affecting the mainland China. In recent years, there have been outbreaks of epidemics in mainland China and globally. Our business operations could be disrupted if one of our employees is suspected of having COVID-19, H1N1 flu, H7N9 flu, severe acute respiratory syndrome or SARS, Zika virus, Ebola virus, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the epidemic outbreaks harm the Chinese economy in general and the mobile internet industry in particular.

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

We have limited insurance coverage.

The insurance industry in mainland China is still at an early stage of development and business and litigation insurance products offered in mainland China are limited. Other than the directors and officers liability insurance, we do not maintain any third-party liability, property, business interruption or key-man life insurance. The costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, any insurance policies that we maintain may not adequately cover our actual loss and we may not be able to successfully claim our losses under the insurance policies at all or on a timely basis. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

Risks Related to Our Corporate Structure

If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online game services, is subject to restrictions under current mainland China laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce, domestic multi-party communication, store-and-forward, and call center).

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture (other than music) and publishing business and film/radio and television drama production and operation (including importation) business. We are a Cayman Islands company and our mainland China subsidiaries are considered as foreign-invested enterprises. Accordingly, none of our mainland China subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in mainland China. To comply with mainland China laws and regulations, we conduct such business activities through the consolidated affiliated entities in mainland China, including Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui, and their respective subsidiaries. Our wholly-owned subsidiaries, Beijing Momo IT, QOOL Media Technology (Tianjin) Co., Ltd., Beijing Yiliulinger Information Technology Co., Ltd., Tantan Technology (Beijing) Co., Ltd. and Beijing Wozaixiangxiang have entered into contractual arrangements with the consolidated affiliated entities and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the consolidated affiliated entities when and to the extent permitted by mainland China law. Because of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities in mainland China and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the consolidated affiliated entities with which we maintained these contractual arrangements and their subsidiaries in mainland China. Investors in our ADSs thus are not purchasing equity interest in the consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the consolidated affiliated entities.

Our holding company in the Cayman Islands, the consolidated affiliated entities, and investments in our Company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, the business, financial condition, and results of operations of the consolidated affiliated entities and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the consolidated affiliated entities which contributed 95.7% of our revenues in 2022. If the mainland China government finds that our contractual arrangements do not comply with its restrictions on foreign investment in internet content and online game providers and other foreign-restricted services, or if the mainland China government otherwise finds that we, the consolidated affiliated entities, or any of their subsidiaries are in violation of mainland China laws or regulations or lack the necessary permits or licenses to operate our business, the relevant mainland China regulatory authorities, including but not limited to the CAC, the MIIT, the NRTA, the State Film Bureau, or the SFB, the National Press and Publication Administration, or the NPPA (formerly known as the General Administration of Press and Publication, or GAPP), the MCT and the Ministry of Commerce, or the MOFCOM, would have broad discretion in dealing with such violations or failures.

In the opinion of our mainland China counsel, Han Kun Law Offices, the ownership structure of our mainland China subsidiaries and consolidated affiliated entities are in compliance with existing mainland China laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future mainland China laws and regulations. Thus, we cannot assure you that the mainland China government will not ultimately take a view contrary to the opinion of our mainland China counsel. If we are found to be in violation of any mainland China laws or regulations or if the contractual arrangements among our mainland China subsidiaries, the consolidated affiliated entities and their respective shareholders are determined to be illegal or invalid by the mainland China court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

•	restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in mainland China;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

If the mainland China government determines that the contractual arrangements constituting part of our ownership structure do not comply with mainland China regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the consolidated affiliated entities, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the consolidated affiliated entities, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the financial performance of our company.

Any of the aforementioned events or penalties could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the consolidated affiliated entities in mainland China that most significantly impact their economic performance, or our failure to receive the economic benefits from the consolidated affiliated entities, we may not be able to consolidate the entity in the consolidated financial statements in accordance with U.S. GAAP.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Officials from the CSRC clarified that, as for companies seeking overseas listings with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filings of the overseas listings of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete filings with the CSRC in a timely manner or at all, for any future offshore offering or listing, or any other capital raising activities, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations in order to complete such filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

We rely on contractual arrangements with the consolidated affiliated entities and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership.

Due to the mainland China restrictions or prohibitions on foreign ownership of internet and other related businesses in mainland China, we operate our business in mainland China through a number of the consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate the business.

Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which our mainland China subsidiaries can vote on all matters requiring shareholder approval in the consolidated affiliated entities. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over the consolidated affiliated entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders” for more details about these contractual arrangements.

Although we have been advised by our mainland China counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under existing mainland China laws and regulations, these contractual arrangements may not be as effective in providing control over the consolidated affiliated entities as direct ownership. If the consolidated affiliated entities or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with mainland China law, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. However, the legal system in mainland China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a consolidated affiliated entity, should be interpreted or enforced under mainland China law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in mainland China courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated affiliated entities and may lose control over the assets owned by the consolidated affiliated entities. As a result, we may be unable to consolidate the consolidated affiliated entities in the consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

Contractual arrangements we have entered into with the consolidated affiliated entities may be subject to scrutiny by the mainland China tax authorities. A finding that we owe additional taxes could significantly reduce the consolidated net income and the value of your investment.

Pursuant to applicable mainland China laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China tax authorities. We may be subject to adverse tax consequences if the mainland China tax authorities determine that the contractual arrangements among our mainland China subsidiaries, the consolidated affiliated entities and their respective shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the mainland China tax authorities could require that the consolidated affiliated entities adjust their taxable income upward for mainland China tax purposes. Such an adjustment could adversely affect us by increasing the consolidated affiliated entities’ tax expenses without reducing the tax expenses of our mainland China subsidiaries, subjecting the consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our mainland China subsidiaries’ loss of their preferential tax treatment. The consolidated results of operations may be adversely affected if the consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If the chops of our mainland China subsidiaries and the consolidated affiliated entities are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In mainland China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in mainland China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries and the consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Some of the shareholders of the consolidated affiliated entities are also our directors or officers. Conflicts of interest may arise between the roles of these individuals as directors or officers of our company and as shareholders of the consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the consolidated affiliated entities have executed powers of attorney to appoint our mainland China subsidiaries, or a person designated by our mainland China subsidiaries to vote on their behalf and exercise voting rights as shareholders of the consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of the consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under mainland China laws and regulations, a foreign-invested enterprise in the mainland China, such as Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with mainland China accounting standards and regulations. In addition, any company, including a foreign-invested enterprise is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reach 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), the company shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of a foreign-invested enterprise, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits based on mainland China accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our auditor’s audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The mainland China government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by mainland China laws and regulations. The mainland China government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The mainland China government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us.

The mainland China legal system is based on written statutes and court decisions have limited precedential value. The mainland China legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since mainland China judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the mainland China legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but they may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in the mainland China. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The PRC Foreign Investment Law and its implementing regulations embody an expected mainland China regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities in mainland China directly or indirectly conducted by foreign individuals, enterprises or other entities. The PRC Foreign Investment Law and its implementing regulations stipulate three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, the PRC Foreign Investment Law provides a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in mainland China through means stipulated by laws or administrative regulations, or other methods prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it would be uncertain as to whether foreign investment via contractual arrangements would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements would be regulated. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in mainland China laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether such actions can be timely completed, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Mainland China’s M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the NPC on August 30, 2007 and effective as of August 1, 2008, and was amended on June 24, 2022, and the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, promulgated on August 3, 2008 and amended on September 18, 2018, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeds RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within mainland China) must be cleared by the PRC Anti-Monopoly Law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If MOFCOM decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video, or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued the Announcement on the Adjustment of Foreign Investment Security Review Reporting Channel, i.e., 2019 Announcement 4, stating that the security review is now subject to its review because of the government reformation. In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the NDRC or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to fall into the industry that raises “national defense and security” or “national security” concerns. However, NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other mainland China regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. On February 17, 2023, CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC.

According to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are mainland China citizens or have their usual place(s) of residence located in mainland China.

Furthermore, according to the Overseas Listing Trial Measures, if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

On February 17, 2023, CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the mainland China when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other mainland China governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other mainland China regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other mainland China regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Data Security Regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations has not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other mainland China anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The mainland China anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its provincial-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council published Anti-Monopoly Guidelines for the Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector.

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

On June 24, 2022, the Standing Committee of the NPC issued an amendment of the PRC Anti-Monopoly Law, which increases the fines for illegal concentration of undertakings to “up to 10% of its sales amount in the previous year if the concentration of undertakings has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of undertakings does not have an effect of excluding or limiting competition.” The amendment also stipulates that if a concentration does not reach the threshold prescribed by the State Council, there is evidence proving the concentration has or may have effect of excluding or limiting competition, the Anti-monopoly Law enforcement agency of the State Council may require the undertakings to complete the filings. Where the undertakings fail to complete the filings in accordance with the aforementioned provisions, the Anti-monopoly Law enforcement agency of the State Council shall conduct an investigation in accordance with the law. The amendment came into effect on August 1, 2022.

The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The mainland China anti-monopoly laws may increase our compliance burden, particularly in the context of relevant mainland China authorities recently strengthening supervision and enforcement of the PRC Anti-Monopoly Law against internet platforms. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in mainland China. Under the amended PRC Anti-Monopoly Law, it will be more difficult to complete the acquisition transaction. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in mainland China are highly regulated. We are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current mainland China regulatory scheme, a number of regulatory agencies, including but not limited to, the NRTA, the NPPA, the MCT and the MIIT jointly regulate all major aspects of the internet industry, including the mobile internet and mobile games businesses. Operators must obtain various government approvals and licenses for relevant mobile business.

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

We are also required to obtain an internet publishing license from NPPA in order to publish online games through the mobile networks. As of the date of this annual report, we have yet to obtain an internet publishing license, and are in the process of preparing the application documents. We have entered into several cooperation agreements with entities holding the internet publishing license in order to publish online games. Each mobile game is also required to be approved by NPPA prior to the commencement of its operations in mainland China. As of the date of this annual report, we have obtained approval from the NPPA for one of the games. In the event of any failure to meet the above-mentioned requirements, we may no longer be able to offer games on our platform, which would have an adverse effect on our business. If we fail to complete, obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games, the imposition of fines and the discontinuation or restriction of our operations of online games.

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

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit or pornographic information or content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. The competent government authorities, including the CAC, the MIIT and the MPS, may crack down on illicit and pornographic information and content in the internet information services industry from time to time. Applicable sanctions, including fines, revocation of online publishing and online video licenses, and criminal prosecution, may be imposed on the provider of such information or content or its responsible officers.

We endeavor to eliminate illicit and pornographic information and content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. Since our inception, we have terminated tens of million user accounts because we viewed content generated by those users to be indecent and we terminated a substantial percentage of new user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team, licensed third-party software, and our own data analytics software. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with mainland China law and regulations. Government standards and interpretations as to what constitutes illicit and pornographic online information, content or behavior are subject to interpretation and may change. Government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit and pornographic content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, the suspension or revocation of our licenses to operate in mainland China or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit and pornographic content on our platform. We cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users, customers or platform partners, our revenues and results of operation may be materially and adversely affected and the price of our ADSs could be dramatically reduced.

Adverse changes in economic and political policies of the mainland China government could have a material and adverse effect on overall economic growth in mainland China, which could materially and adversely affect our business.

Our revenues are substantially generated in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in mainland China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in mainland China may from time to time be modified or revised. Mainland China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the mainland China economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The mainland China government exercises significant control over mainland China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. In addition, COVID-19 may continue to have a material impact on the Chinese economy in the future. Any adverse changes in economic conditions in mainland China, in the policies of the Chinese government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and mainland China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among mainland China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and mainland China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or mainland China economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the mainland China with “de facto management bodies” within the mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be considered as a mainland China tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the mainland China. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, among others, to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups and not those controlled by mainland China individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

If the mainland China tax authorities determine that we or any of our non-mainland China subsidiaries is a mainland China resident enterprise for mainland China enterprise income tax purposes, then we or any such non-mainland China subsidiary could be subject to mainland China tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations.

If the mainland China tax authorities determine that our company is a mainland China resident enterprise for mainland China enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprise holders or 20% in the case of non-mainland China individual holders, if such gains are deemed to be from mainland China sources. In addition, any payments of dividends or interest on the ADSs, ordinary shares may be subject to mainland China withholding tax at a rate of 10% in the case of non-mainland China enterprise holders or 20% in the case of non-mainland China individual holders, if such dividends or interest payments are deemed to be from mainland China sources. Any mainland China tax liability may be reduced under applicable tax treaties. However, it is unclear whether if we are considered a mainland China resident enterprise, holders of our ADSs, ordinary shares will be able to claim the benefit of income tax treaties between mainland China and other countries.

Further, if we are required to withhold mainland China tax from interest payments on the ADSs, we may be required, subject to certain exceptions, to pay additional amounts as will result in receipt by holders of ADSs of such amounts as would have been received had no such withholding been required. The requirement to pay additional amounts will increase the cost of servicing interest payments on the ADSs and could have an adverse effect on our financial condition.

If our mainland China subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. The Cayman Islands does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, Momo Technology HK Company Limited, which directly owns our mainland China subsidiary Beijing Momo Information Technology Co., Ltd., is incorporated in Hong Kong. However, if Momo Technology HK Company Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Beijing Momo Information Technology Co., Ltd., such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries further declare and distribute profits to us in the future, such payments will be subject to withholding tax, which will further increase our tax liability and reduce the amount of cash available to our company. During the year ended December 31, 2021 and 2022, Beijing Momo Information Technology Co., Ltd. paid RMB130.0 million and RMB360.0 million (US$52.2 million), respectively, withholding tax when it paid special dividends to its parent company, Momo Technology HK Company Limited. Except for the withholding tax paid in 2022, we have accrued additional withholding tax of RMB164.3 million (US$23.8 million) on retained earnings generated in 2022 by Beijing Momo Information Technology Co., Ltd., because Beijing Momo Information Technology Co., Ltd.’s earnings is to be remitted to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. Since the first quarter of 2023 and going forward in the foreseeable future, we will continue to accrue the withholding tax of 10% of the net income generated by Beijing Momo Information Technology Co. and record as income tax expenses each quarter.

We face uncertainty with respect to indirect transfer of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. On April 30, 2009, the Ministry of Finance, or the MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, to enhance the scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued a Public Notice 2015 No. 7, or Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which constitutes an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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

The mainland China tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the mainland China tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Bulletin 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Mainland China regulations relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under mainland China law.

The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such mainland China citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under mainland China laws for evasion of applicable foreign exchange restrictions.

We cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with mainland China regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the mainland China plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or Circular 7. Under the Circular 7 and other relevant rules and regulations, mainland China residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are mainland China residents must retain a qualified mainland China agent, which could be a mainland China subsidiary of such overseas publicly listed company or another qualified institution selected by such mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. We and our mainland China employees who have been granted stock options are subject to these regulations. Failure of our mainland China stock option holders to complete their SAFE registrations may subject these mainland China residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Mainland China regulation of loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our mainland China subsidiaries.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries. We may make loans to our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries, or we may make additional capital contributions to our mainland China subsidiaries, or we may establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of these ways are subject to mainland China regulations and approvals. For example, loans by us to our wholly-owned mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned mainland China subsidiaries by means of capital contributions, these capital contributions must be filed with the local counterpart of the SAMR. Due to the restrictions imposed on loans in foreign currencies extended to any mainland China domestic companies, we are not likely to make such loans to Beijing Momo, which is mainland China domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in mainland China domestic enterprises engaged in mobile internet services, online games and related businesses.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 canceled the restriction on the non-investment FIEs and allows the non-investment FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing “Negative List” and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.” According to the Circular on Improving Administration of Foreign Exchange to Support the Development of Foreign-related Business, or the SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing without submitting the evidentiary materials concerning authenticity of such capital to banks in advance, provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct spot checking in accordance with the relevant requirements. Although SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, SAFE Circular 29 and SAFE Circular 8 loosed the regulatory restrictions but there is still uncertainty regarding how the SAFE and banks will interpret and implement these regulations and whether SAFE or other government authorities will continue to promulgate new regulations that may substantially influence our ability to transfer the net proceeds from our overseas offerings to our mainland China subsidiaries and to convert such proceeds into Renminbi, which may adversely impact our ability to fund and expand our business in the mainland China.

Litigation and negative publicity surrounding mainland China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in mainland China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on mainland China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in mainland China’s political and economic conditions and by mainland China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under mainland China laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 29 premises in mainland China, and all the landlords of these premises have completed the registration of their ownership rights, but none of the landlords of these premises have completed the registration of our lease with the relevant authority.

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

The price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of many of these companies have experienced significant volatility. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder, executive chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 73.2% of the aggregate voting power of our company as of March 31, 2023. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our currently effective second amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class B ordinary shares held by Gallant Future Holdings Limited and New Heritage Global Limited, both of which are wholly-owned by a family trust controlled by Yan Tang, our co-founder, executive chairman and chief executive officer. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

Provisions of our convertible senior notes could discourage an acquisition of us by a third party.

In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. Certain provisions of our convertible senior notes could make it more difficult or more expensive for a third party to acquire us. The indenture for our convertible senior notes define a “fundamental change” to include, among other things: (i) any person or group becoming a direct or indirect beneficial owner of our company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of our ordinary share capital or more than 50% of our issued and outstanding Class A ordinary shares (including Class A ordinary shares held in the form of ADSs); (ii) any recapitalization, reclassification or change of our Class A ordinary shares or ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets or any share exchange, consolidation or merger of our company pursuant to which our Class A ordinary shares or ADSs will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of our consolidated assets, taken as a whole, to any person other than one of our subsidiaries; (iii) the approval of any plan or proposal for the liquidation or dissolution of our company by our shareholders; (iv) our ADSs ceasing to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors); or (v) any change in or amendment to the laws, regulations and rules in the mainland China or the official interpretation or official application thereof that prohibits us from operating substantially all of our business operations and prevents us from continuing to derive substantially all of the economic benefits from our business operations. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in principal amounts of US$1,000 or integral multiples thereof. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

We are a Cayman Islands exempted company and most of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market corporate governance listing standards. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. We followed our home country practice and did not hold an annual meeting of shareholders in 2022. In addition, we currently follow our home country practice and have a two-person audit committee. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on certain exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Yan Tang, our co-founder, executive chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. Our board of directors is currently not composed of a majority of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We started our operations in July 2011 when our founders established Beijing Momo Technology Co., Ltd., or Beijing Momo, in mainland China. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc. The following outlines other major changes to our corporate structure in the last three years.

•	From April 2020 to March 2021, we entered into a series of contractual arrangements with Beijing Momo and SpaceTime Beijing, and adjusted two shareholders of Beijing Top Maker shareholders.

•	From April 2021 to March 2022, we restated a series of contractual arrangements with Beijing Momo and Beijing Top Maker shareholders and adjusted one shareholder of Beijing Top Maker.

•	From August 19, 2022 to March 2023, we entered into a series of contractual arrangements with Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and two shareholders.

See “—C. Organizational Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

In December 2014, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “MOMO.”

On August 2, 2021, our name change from “Momo Inc.” to “Hello Group Inc.” became effective.

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with our Form S-8 and From F-3 filings is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.hellogroup.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading player in mainland China’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, Duidui and Tietie, which target more niche markets and more selective demographics.

We have built a large user base on Momo since its launch in 2011. Momo’s MAUs increased from 113.8 million in December 2020 to 114.1 million in December 2021, but decreased to 94.6 million in December 2022. Tantan’s MAUs decreased from 27.0 million in December 2021 to 18.4 million in December 2022. The decrease in Momo and Tantan’s MAU in 2022 was primarily due to COVID-19, the social distancing and lockdown measures across China as well as the reduction in marketing investment.

Momo, Tantan and other mobile applications within our family of mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. Our revenues decreased from RMB15,024.2 million in 2020 to RMB14,575.7 million in 2021, and further decreased to RMB12,704.2 million (US$1,841.9 million) in 2022. We currently generate our revenues from live video service, value-added service, mobile marketing services, mobile games and other services. Our live video service, which was launched in September 2015 on the Momo platform and in 2020 on the Tantan platform, allows users to purchase and send in-show virtual gifts to other users hosting live shows, and it currently contributes the largest share of our revenues, generating 64.1%, 57.5% and 51.2% of our net revenues in 2020, 2021 and 2022, respectively. We generated 34.0%, 41.0% and 47.3% of our net revenues from value-added services in 2020, 2021 and 2022, respectively, in relation to the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms and, starting in the fourth quarter of 2016, virtual gift service, which allows Momo users to purchase and send virtual gifts to other users outside of the live video service. Mobile marketing services, mobile games and other services contributed 1.4%, 0.3% and 0.2%, respectively, of our revenues in 2020, 1.1%, 0.3% and 0.1%, respectively, of our revenues in 2021, and 1.0%, 0.4% and 0.1%, respectively, of our revenues in 2022. We had a net income of RMB2,100.4 million in 2020, a net loss of RMB2,925.7 million in 2021, and a net income of RMB1,480.0 million (US$214.6 million) in 2022.

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

The Tantan Platform

Tantan is a leading social and dating application, which is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for mobile internet users in mainland China to discover new relationships. Tantan’s users can enjoy many of the core features of Tantan for free. For example, Tantan users can swipe through a pool of people to find potential matches and communicate with the matches through the instant messaging tool on the Tantan app. Tantan users can also create and share content or discover new connections via contents shared by other users. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an à la carte basis. Starting from 2019, we have introduced other social experiences outside of the swipe and match mechanism to help users discover new relationships and interact in more diversified ways. Such social experiences mainly include live video, audio chatrooms and “Quick Chat” experience.

We believe that Tantan strategically complements the Momo platform. First, Tantan’s users are younger on average than Momo’s users, allowing us to expand our footprint among younger demographics. Second, whereas the Momo platform has been primarily focused on connecting people in a broader sense among larger groups and communities, Tantan is primarily focused on connecting people for romantic purposes. Additionally, compared to Momo, Tantan is a younger brand with strong potential to grow its user base and revenues. We believe that our acquisition of Tantan helps us enrich our product line, expand our user base, broaden our social scenarios and strengthen our leading position in mainland China’s open social market.

Other Applications

The social and dating market in China is highly fragmented. Users may have different social demand and preferences in terms of how they discover new relationships and build interactions. Therefore, we believe a brand portfolio approach may allow us to penetrate the market faster and more effectively. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill, Duidui and Tietie, which target more niche markets and more selective demographics. In 2022, the revenue contributed by Soulchill increased significantly due to its successful operation in the Middle East and North Africa markets.

Monetization Opportunities

We offer a wide variety of products that capture the needs of users from all demographics and socioeconomic statuses. Throughout the years, we continue to create new products and services by closely following the market dynamics and users’ evolving social needs. In real life, people bond more easily and effectively by playing games together. Using a gamified experience to facilitate relationship building and enhance social experience is one of the key ideas behind our product design. Through constant product and operational innovations, we have effectively monetized through a wide variety of virtual gift experiences which not only generate revenue, but also encourage interactions among the users. We have two major business lines for monetization: live video service and value-added service. In addition, we also generate revenues from mobile marketing services, mobile games, and other services.

Live Video Service

Our live video service allows Momo and Tantan users to livestream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as casual chatting and other form of interactions between broadcasters and viewers. The broadcasters are able to “go live” and connect with their audience via their mobile phones as well as PC, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or the talent agencies. Broadcasters provide live video service on our platforms as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platforms. The talent agencies recruit, train and retain the broadcasters. We monetize live video service via virtual gifts. Currently, live video service contributes the largest share of our revenues, generating 64.1%, 57.5% and 51.2% of our net revenues in 2020, 2021 and 2022, respectively.

Value-added Service

Our value-added service primarily consists of subscription services that provide paying users with additional features and functions as well as privileges on our Momo and Tantan platforms and, starting in the fourth quarter of 2016, virtual gift services, which allow our users to purchase and send virtual gifts to other users outside of the live video service. We also introduced virtual item sales in our virtual community services in 2019. We generated 34.0%, 41.0% and 47.3% of our net revenues from value-added services in 2020, 2021 and 2022, respectively.

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

Mobile marketing services contributed 1.4%, 1.1% and 1.0% of our revenues in 2020, 2021 and 2022, respectively.

Mobile Games

As a social networking platform, we intend to offer games that have strong features which we believe will not only increase the interactions between users, but also broaden our revenue sources. Such games may be developed by third parties, with whom we share revenues generated by in-game purchases of virtual items or virtual currencies, or developed in-house.

We have been scaling back from jointly operated mobile games and instead focusing on self-developed games in order to better align the games offered on our platform with the positioning and strength of Momo as an open social platform. Mobile games contributed 0.3%, 0.3% and 0.4% of our revenues in 2020, 2021 and 2022, respectively.

Other Services

Our other services include other revenue generating services that are immaterial in revenue contribution or are not considered as part of our strategic focus. Other services contributed 0.2%, 0.1% and 0.1% of our revenues in 2020, 2021 and 2022, respectively.

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

Content Moderation

As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of the date of this annual report, Momo and Tantan collectively have a dedicated team of 797 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around-the-clock.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2022, we (i) had 10 patents and 42 pending patent applications filed with the National Intellectual Property Administration of the PRC; (ii) had registered 1,573 trademarks and had applied for 339 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC, Hong Kong Intellectual Property Department and the U.S. Patent and Trademark Office, etc.; (iii) had registered 203 software copyrights and 109 other copyrights with the PRC National Copyright Administration; and (iv) had registered or acquired 262 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

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

Human Capital

Compensation and Benefits. We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain top talents in the industry. The remuneration and rewards include retention through share-based compensation and performance-based bonus. In addition to our contribution to mainland China social insurance, which is in compliance with applicable laws and regulations, we arrange annual medical checkups for employees, provide employees with various supplemental insurance benefits (including life insurance, accident insurance, critical illness insurance, medical insurance and maternity insurance) and organize various fitness sessions and a wide range of leisure and recreational activities for employees.

Engagement and Recognition. We believe that an engaged workforce is key to maintaining our ability to innovate. Newly joined employees are given an aligned start to their career at our company by attending a full-day orientation program, which helps them better understand the value of our business and learn our corporate culture. We allocate budget for department team building on a quarterly basis and organize company outings annually.

Training and Development. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths. We set quarterly targets for individual employees. We encourage employees to read their reviews and to have a career development conversation with their team leader thereafter. Employees’ performance ratings affect their compensation and our promotion decisions. We carry out anonymous employee satisfaction surveys on a regular basis to evaluate the fairness and effectiveness of team leaders’ conduct and better understand junior team members’ sentiment.

Health and Safety. We are committed to providing a safe work environment for our employees. We have well-established security and food safety monitoring systems. Our fire service system complies with applicable laws and regulations. To ensure good air quality in our office areas, we have installed ventilation systems to filter air pollutants. We took necessary precautions in response to the COVID-19 pandemic during its height, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between cubicles), regular temperature checks and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

Corporate Philanthropy

Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in mainland China. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in mainland China. In the subsequent years, the Momo Foundation donated RMB20.0 million to charitable causes. In 2021, 19 Hello Hope Elementary Schools donated by us were completed and put into use. In 2020, in response to the COVID-19 pandemic, we set up a medical research fund and committed RMB10.0 million to aid frontline medical staff and vaccine research and development. In 2021, we donated RMB20.0 million to flood relief efforts in Henan and Shanxi provinces. In 2022, we donated RMB 0.7 million to a number of public welfare foundations to support animal protection and alleviate poverty. Collectively, we have donated over RMB95.2 million to charitable causes.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China or our shareholders’ rights to receive dividends and other distributions from us.

Corporate Laws and Foreign Investment Law

The establishment, operation and management of corporate entities in mainland China are governed by the PRC Company Law, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005, 2013 and 2018, respectively. The Company Law is applicable to our mainland China subsidiaries and consolidated affiliated entities unless the PRC Foreign Investment Law and its implementation regulations have stipulated otherwise.

On March 15, 2019, the NPC approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the PRC Sino-foreign Equity Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law and the PRC Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in mainland China, which includes investments made by foreign investors in mainland China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the PRC Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

According to the PRC Foreign Investment Law and its implementing regulations, the State Council will publish a catalog for special administrative measure, or the Negative List, to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the Negative List are granted national treatment. The currently effective Negative List has become effective on January 1, 2022.

On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If MOFCOM decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video, or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued the Announcement on the Adjustment of Foreign Investment Security Review Reporting Channel, i.e., 2019 Announcement 4, stating that the security review is now subject to its review because of the government reformation.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the mainland China, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

We operate our businesses in mainland China through a number the consolidated affiliated entities which are controlled by our mainland China subsidiaries through a series of contractual arrangements. The consolidated affiliated entities hold ICP licenses to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Negative List.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunication activities in mainland China, which was further amended in July 2014 and February 2016, respectively. The telecommunications industry in mainland China is governed by a licensing system based on the classifications of the telecommunications services set forth under the Telecommunications Regulations.

The MIIT, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in mainland China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the MIIT or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in March 2016 and amended on June 6, 2019, provision of information services through the internet, such as the operation of our immomo.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, February 2016 and March 2022, foreign investors may hold no more than a 50% equity interest in a value-added telecommunications services provider in mainland China, and effective from May 1, 2022, such foreign investor will no longer be required to have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of the Negative List, which was promulgated by the MOFCOM and the NDRC and became effective from January 1, 2022, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for e-commerce business, domestic multiparty communications, storage and forwarding and call center services as well.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business, or the Circular, issued by the Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up FIEs and obtain an ICP license to conduct any value-added telecommunications business in mainland China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in mainland China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary sites and facilities for its approved business operations and to maintain such sites and facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the relevant mainland China regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

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

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in mainland China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the NPPA and the Ministry of Culture, or the MOC, to adopt detailed implementing rules according to these decisions.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the mainland China or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the CAC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the Administration of Press, Publication, Radio, Film and Television, or SAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the relevant authorities before release.

On April 25, 2016, the SAPPRFT promulgated the Provisions on the Administration of Private Network and Targeted Transmission Audio/Video Program Services to replace the Audio/Video Broadcasting Rules, which became effective as of June 1, 2016 and applies to the provision of radio, TV programs and other audio/video programs to targeted audience on fixed or mobile electronic equipment such as TV and mobile phone, which was further revised on March 23, 2021. The Provision covers the internet and other information networks as targeted transmission channels, including the provision of content, integrated broadcast control, transmission and distribution and other activities conducted in such forms as Internet protocol television (IPTV), private network mobile TV and Internet TV. Anyone who provides private network and targeted transmission audio/video program services must obtain an audio/video program transmission license, with a term of three years, issued by the SAPPRFT and operate its business pursuant to the scope as provided in such license. If a service provider intends to provide new products or engage in new services which are not specified in the business guidance catalog for private network and targeted transmission audio/video program service, it shall finish the security assessment of the NRTA in advance. FIEs are not allowed to engage in the above referenced business.

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

On February 9, 2021, the CAC, MIIT and other five departments jointly issued the Guiding Opinions on Strengthening of Administration of Online Live Broadcast, which became effective on the same day. The guidance opinions clarified various regulatory license requirements applicable to online live broadcast platforms, and provided additional compliance requirements on broadcast platform management. As these guidance opinions are not mainland China laws or regulations, it may be expected that relevant governmental authority may enact applicable rules and regulations to implement.

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

On October 8, 2021, the Administrative Provisions on Minor-oriented Programs was revised by the NRTA and has become effective on the same date. According to these provisions, network audio/video programs with minors as their main participants or recipients shall not contain any contents which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal contents.

On March 12, 2022, the NDRC and the MOFCOM issued the Negative List for Market Access (2022 Version), which provides that, among others, non-state capital shall not engage in online live broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for online live broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

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

Regulations on Online Comics and Internet Cultural Products

The Interim Administrative Provisions on Internet Culture was promulgated by MOC on February 17, 2011, became effective on April 1, 2011 and further amended on December 15, 2017. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained nine internet culture operation licenses.

Regulations on Internet Publication and Cultural Products

The Administrative Measures for Internet Publication Service, or Internet Publication Measures, were jointly promulgated by the SAPPRFT and the MIIT on February 4, 2016 and became effective on March 10, 2016. The Internet Publication Measures define internet publication service and internet publication item, and publication of internet publication item via the internet requires an internet publishing license. Pursuant to the Internet Publication Measures, online game constitutes an internet publication item and therefore, an online game operator shall obtain an internet publishing license so that it can directly offer its online games to the public in the mainland China. As of the date of this annual report, we have not yet obtained an internet publishing license, and are in the process of preparing the application documents.

Regulations on Online Games and Foreign Ownership Restrictions

Pursuant to the Negative List, the internet culture business (other than online music business) falls within the category of industries prohibiting foreign investment.

On September 28, 2009, the NPPA, the National Copyright Administration and the NOAPIP jointly issued the Circular on Consistent Implementation of the Stipulation on Three Aspects of the State Council and the Relevant Interpretations of the State Commission of Public Sector Reform and the Further Strengthening the Administration of the Pre-examination and Approval of Online Games and the Approval and Examination of Imported Online Games, or the NPPA Notice. The NPPA Notice explicitly prohibits foreign investors from directly or indirectly engaging in online game business in mainland China, including through consolidated affiliated entities. Foreign investors are not allowed to indirectly control or participate in mainland China operating companies’ online game operations, whether (i) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (ii) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online game networks or platforms that are ultimately controlled or owned by foreign companies. The NPPA Notice provides that the NPPA is responsible for the examination and approval of the import and publication of online games and states that providing downloading services of the online game contents to the public through the internet is considered a publication activity, which is subject to approval from the NPPA. Violations of the NPPA Notice will result in severe penalties. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

On May 24, 2016, the General Office of the SAPPRFT promulgated the Circular on the Administration over Mobile Game Publishing Services, which became effective as of July 1, 2016. The Circular provides that game publishing service entities shall be responsible for examining the contents of their games and applying for game publication numbers. To apply for publication of domestically developed mobile puzzle games that are not related to political, military, national or religious topics or contents and have no or simple story lines, entities shall submit the required documents to provincial publication administrative departments at least 20 working days prior to the expected date of online publication (public beta). Entities applying for publication of domestically developed mobile games that are not included in abovementioned category shall go through stricter procedures, including submitting manager accounts for content review and testing accounts for game anti-indulgence system. Game publishing service entities must set up a specific page to display the information approved by the SAPPRFT, including copyright owner of the game, publishing service entity, approval number, publication number and others, and shall take charge of examining and recording daily updates of the game. For mobile games (including pre-installed mobile games) that have been published and operated online before implementation of this Circular, to maintain the publication and operation of such games online, relevant approval procedures shall be made up by the game publishing service entities and enterprises with the provincial publication administrative departments before December 31, 2016 as required by this Circular. Otherwise, they shall cease to be published or operated online.

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

Regulations on Information Security

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability under certain circumstances. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In November 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information. In September 2022, the CAC released the proposed amendment to the PRC Cybersecurity Law for public comment. The amendment proposed to impose more stringent legal liabilities for certain violations of the PRC Cybersecurity Law and systematically consolidate and unify penalties for violating security protection obligations relating to network operations, network information, critical information infrastructure, and personal information.

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

On September 22, 2020, the MPS published the Guiding Opinions on the Implementation of Cybersecurity Hierarchical Protection System and Critical Information Infrastructure Security Protection System, which require, among others, to determine the cybersecurity protection level in a scientific manner based on the importance of network (including network facilities, information system, and data resources) in national security, economic construction, and social life, as well as factors such as the degree of harm after its destruction, to implement hierarchical protection and supervision, with emphasis on ensuring the security of critical information infrastructure and networks at or above the third level.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 30, 2021, the State Council promulgated the Regulations on Security and Protection of Critical Information Infrastructure, which became effective on September 1, 2021, referring “critical information infrastructures” as important network facilities and information systems in important industries including public communications and information services, as well as those that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage.

On November 14, 2021, the CAC released the Administrative Regulations on the Internet Data Security (Draft for Comments), providing that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing in a foreign country of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The CAC solicited comments until December 13, 2021, but there is no timetable as to when it will be enacted.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other mainland China governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, effective from September 1, 2022, or the Security Assessment Measures, to regulate outbound data transfer activities, protect the information rights and interests of individuals, safeguard national security and social public interests, and promote the safe and free cross-border flow of data. Furthermore, the Security Assessment Measures provide that the security assessment for outbound data transfers shall follow principles of the combination of pre-assessment and continuous supervision and the combination of risk self-assessment and security assessment, so as to prevent the security risks arising from outbound data transfers and ensure the orderly and free flow of data according to the law. For outbound data transfers activities that have been carried out prior to the implementation of the Security Assessment Measures, and not in compliance with the Security Assessment Measures, rectification shall be completed within six months from the implementation of the Security Assessment Measures. The Security Assessment Measures further provide that a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (a) a data processor intending to provide critical data abroad; (b) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals intending to provide personal information abroad; (c) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1st of the previous year, intending to provide personal information abroad; and (d) other circumstances prescribed by the CAC for which application for security assessment for outbound data transfers is required.

On August 31, 2022, the CAC promulgated the Guidelines for Application for the Outbound Data Transfer Security Assessment, which provides that activities of outbound data transfer shall also include: (i) overseas transmission and storage by data processors of data collected and generated during mainland China domestic operations; (ii) granting the access to, visiting, acquiring, downloading or exporting the data collected and generated by data processors and stored in mainland China to overseas institutions, organizations or individuals; and (iii) other activities as specified by the CAC.

On December 2, 2022, the Central Committee of the Communist Party of China and the State Council jointly issued Opinions on Establishing Fundamental System to Better Play the Role of Data, which provides that, among others, the governance system of data shall be improved, and security of development shall be ensured. The opinion further requires that the administrator shall coordinate development and security, implement the comprehensive national security concept, strengthen the development of a data security protection system, and ensure security throughout the entire process of data supply, transaction, and use.

On December 8, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial), or the MIIT Measures, which came into effect on January 1, 2023. The measures apply to data management in certain industries, including telecommunication sectors. The MIIT Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. Since the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the mainland China authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities. The consolidated affiliated entities holding ICP licenses or filings are subject to these measures.

Internet information in mainland China is also regulated and restricted from a national security standpoint. The Standing Committee of the NPC has enacted the Decisions on Maintaining Internet Security on December 28, 2000, which may subject violators to criminal punishment in mainland China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The consolidated affiliated entities holding ICP licenses or filings are subject to the laws and regulations relating to information security.

In August 2013, the MOC issued the Administration Measures on Content Self-Review by Internet Culture Operating Entities, or the Content Review Measures, which became effective on December 1, 2013. According to the Content Review Measures, an internet culture operating entity shall censor and review its products and services to be provided to the public to ensure that such products and services do not contain any content prohibited by law, and the censor record shall be kept for at least two years. Internet culture operating entities shall adopt technical measures to conduct real-time censor over the products and services, set up internal content control department and establish content control policies. If the internet culture operating entity identifies any illegal content, it shall immediately suspend the products or services containing such content and preserve relevant record, and, in the event that such illegal content constitutes material issues, report to provincial branch of MOC.

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

On September 9, 2022, the Administrative Provisions on Internet Pop-up Window Information Notification Services was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that providers of Internet pop-up window information notification services shall be the responsible party for the management of information content and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

The Administrative Provisions on Comment Threading Services on the Internet, or the Comment Threading Services Provisions, was amended by the CAC on November 16, 2022, and was effective on December 15, 2022. The Comment Threading Services Provisions requires that the Comment threading service providers shall (1) verifying the real identity information of the registered users under the principle of “using real name at back end and using alias or real name voluntarily at front end” and not providing comment threading services to users who have not verified their real identity information or fraudulently use the identity information of organizations or others; (2) establishing and improving the system for the protection of the personal information of users, following the principles of “legitimacy, appropriateness, necessity and good faith” in the processing of the personal information of users, disclosing the rules for processing personal information, informing the users of the purpose and method of processing, type of personal information to be processed, storage period and other matters, and obtaining individuals’ consents according to the law, unless otherwise provided for by laws or administrative regulations; (3) establishing the system of “censorship before release” for comment threading services provided for news information; (4) providing the corresponding static version of information content at the same time on the same platform and page if the comment threading services are provided by way of bullet screens; (5) establishing and improving a system of review and management of comments posted, real-time inspection, emergency response and reporting acceptance and other information security management systems, timely identifying and disposing of illegal and negative information, and reporting to the cyberspace administration; (6) innovating the management methods for comments posted, researching and developing information security management technology for comments posted and improving the ability to dispose of illegal and negative information, timely identifying risks such as security defects and loopholes in the comment threading services, taking remedial measures and reporting the same to the cyberspace administrations; (7) being staffed with a review editorial team that adapts to the scale of service, strengthening the review trainings and improving the professionalism of review editors; (8) cooperating with the cyberspace administrations in conducting supervision and inspection in accordance with the law and providing necessary technical and data support and assistance.

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

The PRC Anti-monopoly Law promulgated by the Standing Committee of the NPC, which became effective on August 1, 2008, and was amended on June 24, 2022, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a filing must be completed in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within mainland China; or (ii) during the previous fiscal year, the total turnover within mainland China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within mainland China. If a concentration does not reach the threshold prescribed by the State Council, there is evidence proving the concentration has or may have effect of excluding or limiting competition, the Anti-monopoly Law enforcement agency of the State Council may require the undertakings to complete the filings. Where the undertakings fail to complete the filings in accordance with the aforementioned provisions, the Anti-monopoly Law enforcement agency of the State Council shall conduct an investigation in accordance with the law. If an undertaking carries out a concentration in violation of the law and the concentration has or may have the effect of excluding or limiting competition, the relevant authority shall order the undertakings to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore to the pre-concentration status, and a fine of up to 10% of its sales amount in the previous year will be made; if the concentration has no effect of excluding or limiting competition, a fine of up to RMB 5 million will be made. Furthermore, the Anti-monopoly Law enforcement agency of the State Council shall improve the classified and hierarchical review system for concentrations of undertakings, strengthen the review of concentrations of undertakings in important fields related to national economy and people’s livelihood pursuant to the law, and improve the quality and efficiency of review. The PRC Anti-monopoly Law further provides that undertakings shall not use data, algorithms, technologies, capital advantages and platform rules, etc. to engage in any monopolistic activities prohibited by the law.

On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which undertakings should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other undertakings’ data. Furthermore, undertakings are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) employ marketing practices such as fake reviews or use coupons or “red envelopes” to entice positive ratings.

On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On February 7, 2021, the Anti-Monopoly Committee of the State Council published Anti-Monopoly Guidelines for the Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for undertakings, including those involving variable interest entities.

On December 24, 2021, the NDRC together with other eight governmental authorities jointly issued the Opinions on Promoting the Healthy and Sustainable Development of the Platform Economy, which provides that, among others, monopolistic agreements, abuse of market dominant position and illegal concentration of undertakings in the platform economy will be strictly investigated and punished in accordance with the laws.

Regulations on Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight mainland China government authorities, including the GAPP, the Ministry of Education, the MPS and the Ministry of Information Industry, jointly issued the Notice on Protecting Minors Mental and Physical Health and Implementation of Online Game Anti-fatigue System, which requires the implementation of an anti-fatigue compliance system and a real-name registration system by all mainland China online game operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to the Notice on Lunching Anti-fatigue Real-name Registration System for Online Games issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the MPS, for verification as of October 1, 2011.

On October 25, 2019, the NPPA issued the Notice of Preventing Minors from Being Addicted to Online Games, which reiterates the requirement to implement a real-name registration system by all mainland China online game operators. Within two months as of such notice, online game operators are required to have all existing users to complete with the real-name registration for each of their online games account. Moreover, the duration of online games played by minors shall be strictly controlled. From 22:00 to 8:00 the next day, online game operators shall not provide online game services in any form for minors. The duration for an online game operator to provide the minors with online game services shall not exceed three hours per day on any statutory holiday or one and half hours per day on any other day. In addition, online games operators must take effective measures to restrict minors from using paid services that are incompatible with their civil capacity. Failure to comply with the aforesaid requirements may subject the online games operator concerned to taking rectification measures till revocation of relevant licenses.

On October 17, 2020, the Standing Committee of the NPC revised and promulgated the Law of the mainland China on the Protection of Minors (2020 Revision), which took effect on June 1, 2021. Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet, among others, (i) online product and service providers are prohibited from providing minors with products and services that would induce minors to indulge, (ii) online service providers for products and services such as online games, live broadcasting, audio/video, and social networking are required to establish special management systems of user session duration, access authority and consumption for minors, (iii) online games service providers must request minors to register and log into online games with their valid identity information, (iv) online games service providers must categorize games according to relevant rules and standards, notify users about the appropriate ages for the players of the games, and take technical measures to keep minors from accessing inappropriate online games functions, and (v) online games service providers may not provide online games services to minors from 22:00 to 8:00.

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

On May 7, 2022, the Central Commission for Guiding Cultural and Ethical Progress of the Communist Party of China, the MCT, NRTA and the CAC promulgated the Opinions on Regulating Virtual Gifting during Online Live Broadcasting and Strengthening the Protection of Minors, or the May 7 Opinions. According to the May 7 Opinions, online live broadcasting platforms shall, among others (1) prohibit minors from virtual gifting, and strength the implementation of real-name registration; (2) not provide online live broadcaster account registration service to minors under 16 and shall obtain the consent from guardians before allowing minors between 16 and 18 to register as a broadcaster on their platforms; (3) continue to upgrade the youth mode of the platform and establish an exclusive customer service team for minors to prioritize the settlement of complaints and disputes related to minors; (4) strengthen the administration on key functions of the platform and prohibit virtual gifting amount from being the sole criteria for the ranking of broadcasters or the criteria for the ranking of users; and (5) suspend all services under youth mode after 10:00 p.m. every day to ensure the rest time of minors.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended on January 8, 2011, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website and Momo application involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the MIIT may levy fines, confiscate its illegal income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. Our affiliated mainland China entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the MIIT. Our ICP license will expire in December 2026.

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

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, mainland China government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from producing, copying, publishing or distributing information that is insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or illegally providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

On February 4, 2015, the CAC promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, profile photos, introductions and other registration-related information reported by the public in a timely manner. On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, or the Account Information Provisions, which applies to the registration, use, and management of internet users’ account information by internet information service providers in mainland China. The Account Information Provisions stipulates that internet information service providers shall formulate and disclose internet user account management rules and platform conventions, sign service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The Account Information Provisions also requires the internet information service providers shall protect and operate internet users’ account information in accordance with laws and regulations, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, disclose complaints and reporting methods, improve mechanisms for acceptance, review, handling, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public.

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

According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which was amended on June 14, 2022 and became effective on August 1, 2022. The amended provisions clarify the requirements in relation to the provision of application information services and application distribution services in mainland China. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cybersecurity, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The amended provisions also set out the requirements for application distribution platforms, which include, among others, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, relevant laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep relevant records and report the breach to competent authorities.

Regulations Relating to Taxation

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a mainland China subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the mainland China tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with mainland China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from mainland China withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the SAT in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises” clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China-source income and subject to mainland China withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This circular also subjects such mainland China “resident enterprises” to various reporting requirements with the mainland China tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain mainland China-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the mainland China will be classified as mainland China resident enterprises if the following are located or resided in the mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, provide that non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits and retention of relevant materials for review,” thus, where non-resident taxpayers determine on their own that the conditions for them to enjoy the treatments under tax treaties are meet, may enjoy treatments under tax treaties on their own during the tax filings by themselves or through withholding agents, and shall collect and retain relevant materials for future inspection, and be subject to administration by relevant tax authorities afterwards. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo IT, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside mainland China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the mainland China tax authority located at place of the mainland China company whose equity has been transferred, and the mainland China company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the MOF and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59.

On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or Public Notice 7. Public Notice 7 introduces a new tax regime, and extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place, in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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

The mainland China tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value Added Tax

On January 1, 2012, the PRC State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the MOF and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Circular 37. The scope of certain modern services industries under the Circular 37 extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout mainland China. On December 12, 2013, the MOF and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 106. Among the other things, Circular 106 abolished Circular 37, and refined the policies for the Pilot Program. On April 29, 2014, the MOF and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or Circular 43. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, which replaced and superseded Circular 106 and Circular 43. Effective from May 1, 2016, the mainland China tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The above VAT preferential policy was then extended until December 31, 2022 according to Announcement 11 of 2022. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refer to taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales.

Regulations Relating to Copyright and Trademark Protection

Mainland China has adopted legislation governing intellectual property rights, including copyrights and trademarks. Mainland China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

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

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and as amended in 2011 and 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In the mainland China, software developed by mainland China citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in mainland China, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under mainland China law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2022, we had registered 203 software copyrights in mainland China.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of the relevant products or services. As of December 31, 2022, we had 1,573 registered trademarks and 339 trademark applications in mainland China, Hong Kong, the United States, Japan and Korea, etc.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as the sale or purchase of goods, are not subject to mainland China governmental approvals. Certain organizations in the mainland China, including FIEs, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the SAFE is required for capital account transactions.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the mainland China, and remittance of foreign exchange profits and dividends by a FIE to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the mainland China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the mainland China based on the registration information provided by SAFE and its branches.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. On the basis of continuing to allow investment FIEs (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 canceled the restriction on the non-investment FIEs and allows the non-investment FIEs (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing Negative List and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment FIEs for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.”

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

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995, as amended in 2009 and 2018, and the PRC Labor Contract Law effective in 2008, as amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the mainland China stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

In the mainland China, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers shall be in writing. Furthermore, the employment agencies shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the PRC Labor Contract Law by the company that accepts the dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a five-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the PRC Social Insurance Law, effective in 2011, as amended in 2018, basic pension insurance, basic medical insurance, occupational injury insurance, maternity insurance and unemployment insurance are collectively referred to as social insurance. Both mainland China companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019 respectively, mainland China companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both mainland China companies and their employees are required to contribute to the housing funds.

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

Regulations Relating to Dividend Distribution

FIEs in the mainland China may pay dividends only out of their accumulated profits after tax as determined in accordance with mainland China accounting standards. Remittance of dividends by a FIE out of mainland China is subject to examination by the banks designated by SAFE. FIEs may not pay dividends unless they set aside 10% of their respective accumulated profits after tax each year, if any, to fund certain statutory common reserve funds, until such time as the accumulative amount of such funds reach 50% of the FIE’s registered capital. If the statutory common reserve funds are not sufficient to make up their losses in previous years (if any), the FIEs shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of the FIEs, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits based on mainland China accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by Mainland China Residents or Citizens

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by mainland China residents or entities to seek offshore investment and financing and conduct round trip investment in mainland China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by mainland China residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in mainland China by mainland China residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, mainland China residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

Mainland China residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such mainland China residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant mainland China residents or entities to penalties under mainland China foreign exchange administration regulations.

We have completed the foreign exchange registration of mainland China resident shareholders for Mr. Yan Tang, Mr. Yong Li, Mr. Zhiwei Li, and Mr. Xiaoliang Lei with respect to our financings and share transfer.

M&A Rules and Overseas Listing

In August 2006, six mainland China regulatory agencies, including CSRC, jointly adopted the M&A Rules, which became effective in September 2006 and was further amended by MOFCOM on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our mainland China individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the relevant mainland China government agency, including the CSRC, would reach the same conclusion as we do. If the CSRC or other mainland China regulatory agency subsequently determines that we need to obtain the CSRC’s approval for our initial public offering or if CSRC or any other mainland China government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for our initial public offering, we may face sanctions by the CSRC or other mainland China regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the mainland China, limit our operating privileges in the mainland China, delay or restrict the repatriation of the proceeds from our initial public offering into the mainland China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

The relevant mainland China government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law around July 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC.

According to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are mainland China citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed.

Furthermore, according to the Overseas Listing Trial Measures, if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear.

On February 17, 2023, CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided that (1) the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved; (2) on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filings before the completion of their overseas offering and listing; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filings of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC, together with other authorities, jointly issued the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions requires mainland China domestic enterprises or its overseas listing vehicles, among others, seeking to offer or list its securities in overseas markets either directly or indirectly, to establish and improve their confidentiality and archives administration systems and take other necessary measures to prevent them from disclosing state secrets, secrets related to state authorities’ affairs or undermining national or public interests. It further stipulates that it shall be subject to approval or filing procedures of competent authorities in accordance with relevant laws and regulations that mainland China domestic enterprises or its overseas listing vehicles, among others, provide or publicly disclose documents or materials involving state secrets or secrets of state authorities or causing possible adverse effect on national security or public interests etc. to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

Furthermore, according to the Negative List promulgated by the MOFCOM and the NDRC that became effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the relevant authorities of the mainland China when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other mainland China governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other mainland China regulatory agencies, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other mainland China regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Data Security Regulations, including the standards for determining activities that “affects or may affect national security.” As the Draft Data Security Regulations has not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

SAFE Regulations on Employee Share Options

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are mainland China citizens or who are non-mainland China citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a mainland China subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly-owned subsidiaries in mainland China and limit these subsidiaries’ ability to distribute dividends to us.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the mainland China who exercise share options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the mainland China subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other mainland China government authorities. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with mainland China regulations on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan, 2014 Plan, Tantan 2015 Plan or Tantan 2018 Plan.

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
(3)

We exercise effective control over Hainan Miaoka through contractual arrangements among Beijing Yiliulinger, Hainan Miaoka and Messrs. Li Wang and Yong Liu, each of whom holds 50% and 50% of the equity interest in Hainan Miaoka, respectively.

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

(5)

Beijing Top Maker was established in March 2019, and changed to its current name in March 2021. We exercise effective control over Beijing Top Maker through contractual arrangements among Beijing Top Maker, Beijing Momo IT, and Mr. Kuan He and Ms. Fei Dai, each of whom holds 99% and 1% of the equity interest in Beijing Top Maker, respectively.

(6)

Beijing Perfect Match was established in April 2019. We exercise effective control over Beijing Perfect Match through contractual arrangements among Beijing Perfect March, Beijing Momo IT, and Ms. Ying Zhang and Ms. Shasha Li, each of whom holds 99% and 1% of the equity interest in Beijing Perfect Match, respectively.

(7)

We exercise effective control over SpaceTime Beijing, through contractual arrangements among Beijing Momo IT, SpaceTime Beijing and Ms. Minyan Wang and Ms. Shasha Li, each of whom holds 90% and 10% of the equity interest in SpaceTime Beijing, respectively.

(8)

We exercise effective control over Hainan Yilingliuer through contractual arrangements among Beijing Yiliulinger, Hainan Yilingliuer and Messrs. Li Wang and Ms. Ying Zhang, each of whom holds 50% and 50% of the equity interest in Hainan Yilingliuer, respectively.

(9)

We exercise effective control over Tianjin Nishuodedoudui, through contractual arrangements among Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and Messrs. Yong Liu and Messrs. Jie Chen, each of whom holds 99% and 1% of the equity interest in Tianjin Nishuodedoudui, respectively.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders

Mainland China laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in mainland China principally through Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui. Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective shareholders. Beijing Yiliulinger, a wholly-owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Wozaixiangxiang entered into contractual arrangements with Tianjin Nishuodedoudui. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer and Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui are all of the consolidated affiliated entities.

The contractual arrangements allow us to:

•	exercise effective control over the consolidated affiliated entities;

•	receive substantially all of the economic benefits of the consolidated affiliated entities; and

•	have an option to purchase all or part of the equity interests in the consolidated affiliated entities when and to the extent permitted by mainland China law.

As a result of these contractual arrangements, we are the primary beneficiary of the consolidated affiliated entities and their subsidiaries, and, therefore, have consolidated the financial results of the consolidated affiliated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui. The contractual arrangements entered into by our other mainland China subsidiaries with our other consolidated affiliated entities and their respective shareholders contain substantially the same terms as described below.

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

Exclusive call option agreements. Under the exclusive call option agreements between Beijing Momo IT, Beijing Momo and each of the shareholders of Beijing Momo entered into on April 18, 2012, and amended and restated on April 18, 2014, each of the shareholders of Beijing Momo irrevocably granted Beijing Momo IT an exclusive option to purchase, to the extent permitted under mainland China law, all or part of their equity interests in Beijing Momo for a nominal price of RMB10 or the lowest price permitted under mainland China law. In addition, Beijing Momo irrevocably granted Beijing Momo IT an exclusive and irrevocable option to purchase any or all of the assets owned by Beijing Momo at the lowest price permitted under mainland China law. Without Beijing Momo IT’s prior written consent, Beijing Momo and its shareholders will not sell, transfer, mortgage or otherwise dispose of Beijing Momo’s material assets, legal or beneficial interests or revenues of more than RMB500,000, or allow an encumbrance on any interest in Beijing Momo. These agreements will remain effective until all equity interests held in Beijing Momo by its shareholders are transferred or assigned to Beijing Momo IT.

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

Exclusive cooperation agreements. Pursuant to various exclusive cooperation agreements, each as amended, Beijing Momo IT, its Chengdu branch and Hainan branch have the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo and Hainan Miaoka and can receive service fees and license fees as consideration. Tantan Technology have the exclusive right to provide licenses, copyrights, technical and non-technical services to Tantan Culture and Tianjin Apollo, and can receive service fees and license fees as consideration.

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

In the opinion of Han Kun Law Offices, our mainland China counsel:

•	the ownership structures of Beijing Momo IT and Beijing Momo will not result in any violation of mainland China laws or regulations currently in effect; and

•

the contractual arrangements among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo governed by mainland China law are valid, binding and enforceable, and do not and will not result in any violation of mainland China laws or regulations currently in effect.

We are further advised by Han Kun Law Offices that the ownership structures of our other wholly-owned entities in mainland China and our other consolidated affiliated entities in mainland China do not violate any applicable mainland China law, regulation or rule currently in effect, and the contractual arrangements among our other wholly-owned entities in mainland China, our other consolidated affiliated entities in mainland China and their respective shareholders governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable mainland China laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future mainland China laws, regulations and rules. Accordingly, the mainland China regulatory authorities may in the future take a view that is contrary to the above opinion of our mainland China counsel. If the mainland China government finds that the agreements that establish the structure for operating our business do not comply with mainland China government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We leased an aggregate of approximately 41,366 square meters of office space in Beijing, Chengdu, Tianjin, Haikou, Guangzhou and Hong Kong as of March 31, 2023. These leases vary in duration from one year to five years.

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

Major Factors Affecting Our Results of Operations

User Base. We monitor our MAU and number of paying users on quarterly basis, as they are, among other things, metrics to help us ensure that our business is on the right track. If we see a decline in MAU or number of paying users, we may consider measures to boost user activities and user spending willingness, including adjustment to our sales and marketing spending, organization of more special events and activities for users on our applications, and modification of our product strategies to feature more functions that reward users for regularly using and paying on our applications.

Our revenues are driven by the number of our paying users and average revenue per paying user for the various services we offer to users, including live video service and value-added service. For 2022, we generated our revenues primarily from live video service and value-added service. The numbers of Momo MAUs, quarterly paying users for our live video service and value-added services on our Momo application, without double counting the overlap (Momo Paying Users), the numbers of Tantan MAUs and the numbers of quarterly paying users on our Tantan application (Tantan Paying Users) are presented by the charts below for the periods indicated. The number of our paying users is affected by the growth in our active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses.

Momo MAUs
Momo MAUs in Millions
108.0
111.5
113.6
113.8
115.3
115.6
115.5
114.1
110.9
111.2
108.8
94.6
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4

Momo Paying Users
Momo Quarterly Paying Users in Millions
8.6
8.9
9.0
9.0
9.1
9.3
9.3
8.9
8.6
8.6
8.4
7.8
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4

Note: We started to disclose Tantan MAUs from the fourth quarter of 2021.

User Engagement. Changes in user engagement could affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich contents is essential for our ability to generate revenues from the various services we offer to users, including our live video business, value-added service, among others.

Monetization. We started monetization in the second half of 2013 by introducing mobile games and membership services to our users, and we are continuing to refine the ways to monetize our service offerings without adversely affecting user experience. In 2015, we started to offer premium membership services, in-feed marketing solutions and live video service and in the fourth quarter of 2016, we launched a virtual gift service which allows our users to purchase and send virtual gifts to other users outside of live video service, which all contributed to our revenue growth. In 2018, we produced a television program. Our live video service currently contributes to the largest share of our revenues, generating 51.2% of our net revenues in 2022. For mobile games, we started to scale back from licensed mobile game services and instead focus on self-developed games in early 2017 in order to better align the games offered on our platform with the positioning and strength of Momo as a location-based social platform. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

The number of our employees decreased from 2,394 as of December 31, 2020 to 2,051 as of December 31, 2021, and further decreased to 1,705 as of December 31, 2022. There is strong demand in mainland China’s internet industry for talented and experienced personnel from fast-growing, large-scale social networking platforms. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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

Hong Kong

Our subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. In 2020, Momo HK received special dividends of RMB2,200.0 million. Withholding taxes of RMB220.0 million in connection with the dividends were fully paid during the year ended December 31, 2020. In 2021, Momo HK received special dividends of RMB1,300.0 million from Beijing Momo IT. Withholding taxes of RMB130.0 million in connection with the dividends were fully paid during the year ended December 31, 2021. Except for the withholding tax paid in 2021, we accrued additional withholding tax of RMB207.4 million on retained earnings generated in 2021 by Beijing Momo IT, because Beijing Momo IT’s earnings are to be remitted to Momo HK in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. In 2022, Momo HK received special dividends of RMB3,600.0 million (US$522.0 million) from Beijing Momo IT. Withholding taxes of RMB360.0 million (US$52.2 million) in connection with the dividends were fully paid during the year ended December 31, 2022. Except for the withholding tax paid in 2022, we have accrued additional withholding tax of RMB164.3 million (US$23.8 million) on retained earnings generated in 2022 by Beijing Momo IT.

Singapore

Our subsidiaries domiciled in Singapore are subject to tax rate of 17% on their taxable income.

People’s Republic of China

Pursuant to the EIT Law, which became effective on January 1, 2008, FIEs and domestic companies are subject to enterprise income tax at a uniform rate of 25%. Beijing Momo IT applied for the qualification of Key Software Enterprise (“KSE”) for calendar year 2019 and was approved in 2020. Therefore, Beijing Momo IT was entitled to a preferential tax rate of 10% for the year 2019. Beijing Momo IT was qualified as “High and New Technology Enterprises” (“HNTEs”) in 2020 and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2022. If Beijing Momo IT does not meet the requirements of KSE, it will be entitled to a preferential tax rate of 15% as a high and new technology enterprise. Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate applicable to it was 15% since 2014. According to No. 23 announcement of the SAT of PRC in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2020, 2021 and 2022. In July 2019 and December 2022, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2024. Tantan Technology applied for Software Enterprise (“SE”) status for fiscal year 2020 and 2021 and was approved in 2021 and 2022, which entitled Tantan Technology to enjoy an income tax exemption in 2020 and 2021. Accordingly, in 2021 and 2022 Tantan Technology recorded the preferential tax rate adjustment from 15% to 0% for income tax expense of the fiscal year of 2020 and 2021. The other entities incorporated in the mainland China were subject to an enterprise income tax at a rate of 25% for the years ended December 31, 2020, 2021 and 2022.

We have recognized income tax expense of RMB755.6 million, RMB822.6 million and RMB562.3 million (US$81.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Effective January 1, 2012, the MOF and the SAT launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expands to nation-wide in 2013. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Effective from May 1, 2016, mainland China tax authorities collect VAT in lieu of business tax in all regions and industries. All of our entities were subject to VAT at rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019. With the imposition of VAT in lieu of business tax, our revenues are subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period, which is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. In addition, according to the prevailing mainland China tax regulations, the input VAT caused by purchasing goods or services can be credited against output VAT by general taxpayer when calculating VAT payable, provided that the general taxpayer obtained and verified the relevant VAT special invoices corresponding to the cost or expenditures within a defined time period. On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The above VAT preferential policy was then extended until December 31,2022 according to Announcement 11 of 2022. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refers to a taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

Pursuant to applicable mainland China laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the mainland China tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the mainland China tax authorities determine that the contractual arrangements among our mainland China subsidiaries, consolidated affiliated entities and their shareholders or their subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with the consolidated affiliated entities may be subject to scrutiny by the mainland China tax authorities. A finding that we owe additional taxes could significantly reduce the consolidated net income and the value of your investment.”

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	15,024,188	100.0	14,575,719	100.0	12,704,172	100.0
Live video service	9,637,579	64.1	8,378,945	57.5	6,510,460	51.2
Value-added service	5,112,182	34.0	5,971,792	41.0	6,007,018	47.3
Mobile marketing services	198,197	1.4	159,010	1.1	124,956	1.0
Mobile games	39,564	0.3	47,712	0.3	55,732	0.4
Other services	36,666	0.2	18,260	0.1	6,006	0.1
Cost and expenses
Cost of revenues	(7,976,781)	(53.1)	(8,383,431)	(57.5)	(7,421,419)	(58.4)
Research and development expenses	(1,167,677)	(7.8)	(1,131,781)	(7.8)	(1,006,219)	(7.9)
Sales and marketing expenses	(2,813,922)	(18.7)	(2,604,309)	(17.9)	(2,073,617)	(16.3)
General and administrative expenses	(763,150)	(5.1)	(624,700)	(4.3)	(596,006)	(4.7)
Impairment loss on goodwill and intangible assets	—	—	(4,397,012)	(30.1)	—	—

Total cost and expenses	(12,721,530)	(84.7)	(17,141,233)	(117.6)	(11,097,261)	(87.3)

Other operating income	228,777	1.5	175,947	1.2	20,632	0.2

Income (loss) from operations	2,531,435	16.8	(2,389,567)	(16.4)	1,627,543	12.9
Interest income	444,471	3.0	384,279	2.6	368,879	2.9
Interest expense	(78,872)	(0.5)	(73,776)	(0.5)	(83,530)	(0.7)
Other gain or loss, net	1,500	0.0	(16,000)	(0.1)	118,325	0.9

Income before income tax and share of income on equity method investments	2,898,534	19.3	(2,095,064)	(14.4)	2,031,217	16.0
Income tax expense	(755,620)	(5.0)	(822,556)	(5.6)	(562,281)	(4.4)

Income before share of income on equity method investments	2,142,914	14.3	(2,917,620)	(20.0)	1,468,936	11.6
Share of income (loss) on equity method investments	(42,522)	(0.3)	(8,084)	(0.1)	11,073	0.0

Net income (loss)	2,100,392	14.0	(2,925,704)	(20.1)	1,480,009	11.6

Comparison of the Years Ended December 31, 2020, 2021 and 2022

Net revenues

We currently generate revenues primarily from live video service, value-added service, mobile marketing services, mobile games, and other services. Revenues from live video service, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Mobile games revenues include revenues generated from self-developed mobile games and licensed mobile game. Net revenues decreased from RMB15,024.2 million in 2020 to RMB14,575.7 million in 2021, primarily due to the decrease in net revenues from Momo’s live video service as a result of Momo’s structural reform in the second half of 2020 and the challenging macro headwinds starting in the third quarter 2021, as well as the decrease in Tantan’s revenues due to our strategy to lower monetization level of Tantan in order to improve user experience and retention. Net revenues decreased from RMB14,575.7 million in 2021 to RMB12,704.2 million (US$1,841.9 million) in 2022, primarily due to the significant pressure on both Momo and Tantan’s live video business caused by COVID-19 related factors and regulatory factors.

Live video service

We started to offer live video services on our Momo platform in September 2015 and on our Tantan platform in early 2020. We generate revenues when users purchase and send in-show virtual items to broadcasters.

2022 compared to 2021. Our live video service revenues decreased from RMB8,378.9 million in 2021 to RMB6,510.5 million (US$943.9 million) in 2022, primarily due to (i) the macro headwinds and consumption softness as a result of COVID-19, (ii) products adjustments to meet regulatory changes, and (iii) to a lesser extent, the reduction in Tantan’s marketing investments in 2022 and strategic adjustments to lower Tantan’s monetization level in the second half of 2021.

2021 compared to 2020. Our live video service revenues decreased from RMB9,637.6 million in 2020 to RMB8,378.9 million in 2021, primarily due to (i) our structural reform on Momo’s core live video business to revive the long tail content ecosystem and to a lesser extent, (ii) our strategic decision to lower Tantan’s monetization level in the second half of the year to improve user experience and retention.

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

2022 compared to 2021. Revenues from our value-added service increased by 0.6% to RMB6,007.0 million (US$870.9 million) in 2022 from RMB5,971.8 million in 2021, primarily due to the rapid revenue growth from our standalone apps, such as Soulchill, Hertz and Duidui. The increase was largely offset by the decrease in Tantan’s value-added service revenues caused by the negative impact of COVID-19 and reduction in channel investments, which put pressure on user traffic and paying conversion, as well as the demonetization process to improve user experience and retention, and to a less extent the decrease in Momo core’s value-added service revenue caused by the impact of the pandemic on traffic and users’ propensity to pay.

2021 compared to 2020. Revenues from our value-added service increased by 16.8% to RMB5,971.8 million in 2021 from RMB5,112.2 million in 2020, primarily attributable to the continued growth of the virtual gift business on our Momo application, driven by more innovative products launched and operational efforts in the audio and video social entertainment experiences and the rapid growth in the revenues generated by new standalone apps, such as Soulchill, Hertz and Duidui. The increase was partially offset by the decrease in the value-added service revenues of Tantan, due to our strategy to lower the monetization level to improve user experience and retention.

Mobile marketing services

Our mobile marketing services currently include in-feed marketing solutions powered by a proprietary self-serve advertising system, brand-oriented display ads, and advertising services provided through third-party partnerships.

2022 compared to 2021. Mobile marketing services revenues decreased by 21.4% to RMB125.0 million (US$18.1 million) in 2022 from RMB159.0 million in 2021, primarily due to the negative impact of macro headwind on clients’ advertising budget, and our products adjustment to address new regulation requirement in 2021.

2021 compared to 2020. Mobile marketing services revenues decreased by 19.8% to RMB159.0 million in 2021 from RMB198.2 million in 2020, primarily due to our product adjustment to address new regulation requirement as well as our strategy to underweight this revenue stream in terms of resource allocation.

Mobile games

As of December 31, 2022, we had self-developed mobile game and licensed mobile game. Our revenues from mobile games depend on the number of paying users.

2022 compared to 2021. Our mobile games revenues increased by 16.8% to RMB55.7 million (US$8.1 million) in 2022 from RMB47.7 million in 2021, primarily due to the launch of a new mobile game in the second half year of 2021.

2021 compared to 2020. Our mobile games revenues increased by 20.6% to RMB47.7 million in 2021 from RMB39.6 million in 2020, primarily due to the launch of a new mobile game in the second half year of 2021.

Other services

Our other services mainly include film and television series investment and distribution promotion business, music service and peripheral products.

2022 compared to 2021. Other services revenues decreased by 67.1% to RMB6.0 million (US$0.9 million) in 2022 from RMB18.3 million in 2021, primarily attributable to less sales from peripheral products and less music services provided.

2021 compared to 2020. Other services revenues decreased by 50.2% to RMB18.3 million in 2021 from RMB36.7 million in 2020, primarily attributable to less music service provided.

Cost and expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, production costs in connection with television content, commission fees, bandwidth costs, labor costs, depreciation and other costs.

Revenue sharing primarily includes payments to broadcasters and talent agencies for our live video service as well as payments to virtual gift recipients and other influencers for our virtual gift service. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video service, value-added service, and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. Other costs mainly consist of office rental expenses and professional fees related to live video service.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	6,630,538	83.1	7,047,050	84.1	6,362,092	85.7
Commission fees	362,831	4.6	327,843	3.9	298,810	4.0
Bandwidth costs	308,664	3.9	317,556	3.8	282,123	3.8
Labor costs	306,577	3.8	335,639	4.0	278,735	3.8
Depreciation and amortization	211,779	2.7	164,528	2.0	73,836	1.0
Other costs	156,392	1.9	190,815	2.2	125,823	1.7

Total cost of revenues	7,976,781	100.0	8,383,431	100.0	7,421,419	100.0

2022 compared to 2021. Our cost of revenues decreased from RMB8,383.4 million in 2021 to RMB7,421.4 million (US$1,076.0 million) in 2022. The decrease was primarily due to an RMB974.2 million (US$141.2 million) decrease in revenue sharing from a decrease in live video service revenue, an RMB90.7 million (US$13.1 million) decrease in depreciation and amortization due to less amortization on acquired intangible assets resulting from the impairment recorded in 2021, an RMB56.9 million (US$8.3 million) decrease in labor costs resulting from our continuous optimization in personnel costs in 2022, and an RMB29.0 million (US$4.2 million) decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels, partially offset by an RMB296.6 million (US$43.0 million) increase in revenue sharing from an increase in virtual gift service revenue.

2021 compared to 2020. Our cost of revenues increased from RMB7,976.8 million in 2020 to RMB8,383.4 million in 2021. The increase was primarily due to an RMB562.3 million increase in revenue sharing from an increase in virtual gift service revenue, an RMB29.1 million increase in labor costs resulting from the increase of salary and service fee of content management and monitoring in 2021, partially offset by an RMB145.8 million decrease in revenue sharing from a decrease in live video service revenue, and an RMB35.0 million decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels, and an RMB47.3 million decrease in depreciation and amortization due to less amortization on acquired intangible assets resulting from the impairment in 2021.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel, technological service fee, depreciation and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred.

2022 compared to 2021. Our research and development expenses decreased by 11.1% from RMB1,131.8 million in 2021 to RMB1,006.2 million (US$145.9 million) in 2022. This decrease was primarily due to an RMB110.5 million (US$16.0 million) decrease in salaries and benefits for research and development personnel, and an RMB15.6 million (US$2.3 million) decrease in depreciation and amortization expenses associated with research and development activities. Our research and development headcount decreased from 1,274 as of December 31, 2021 to 1,071 as of December 31, 2022.

2021 compared to 2020. Our research and development expenses decreased by 3.1% from RMB1,167.7 million in 2020 to RMB1,131.8 million in 2021. This decrease was primarily due to an RMB23.5 million decrease in salaries and benefits for research and development personnel, and an RMB12.0 million decrease in depreciation and amortization expenses associated with research and development activities. Our research and development headcount decreased from 1,367 as of December 31, 2020 to 1,274 as of December 31, 2021.

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel.

2022 compared to 2021. Our sales and marketing expenses decreased by 20.4% from RMB2,604.3 million in 2021 to RMB2,073.6 million (US$300.6 million) in 2022, primarily due to an RMB411.5 million (US$59.7 million) decrease in marketing and promotional expenses of Tantan as a result of our initiatives to control cost and optimize Tantan’s channel marketing strategy, an RMB61.2 million (US$8.9 million) decrease in salaries and benefits for our sales and marketing personnel primarily driven by our continuous optimization of personnel costs, and an RMB49.4 million (US$7.2 million) decrease in depreciation and amortization expenses associated with sales and marketing expenses. The decrease was partially offset by an RMB116.1 million (US$16.8 million) increase in marketing and promotional expenses due to an effort to promote our new apps.

2021 compared to 2020. Our sales and marketing expenses decreased by 7.4% from RMB2,813.9 million in 2020 to RMB2,604.3 million in 2021, primarily attributable to an RMB133.6 million decrease in salaries and benefits for our sales and marketing personnel due to a downsized sales force, and an RMB63.0 million decrease in marketing and promotional expenses, primarily due to lower user acquisition investment for Tantan.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses.

2022 compared to 2021. Our general and administrative expenses decreased from RMB624.7 million in 2021 to RMB596.0 million (US$86.4 million) in 2022. This decrease was primarily due to an RMB9.2 million (US$1.3 million) decrease in lease expenses related to the decrease of office space, and an RMB7.3 million (US$1.1 million) decrease in salaries and benefits for our administrative personnel driven by our continuous optimization of personnel costs in 2022 and the decreased fair value of the share options granted in 2022.

2021 compared to 2020. Our general and administrative expenses decreased from RMB763.2 million in 2020 to RMB624.7 million in 2021. This decrease was primarily due to a decrease in share-based compensation expenses of RMB84.4 million due to the fair value remeasurement of liability classified options granted to Tantan’s founders upon settlement in the second quarter of 2021.

Impairment loss on goodwill and intangible assets

As of December 31, 2021, as part of our annual impairment testing and based on (i) a decline in our share price which caused our market capitalization to drop significantly below our net book value of equity and (ii) the adjustment in the monetization approach of Tantan to improve user experience and retention which has further caused Tantan’s near term revenue to decrease and net loss to widen, we determined that it was more likely than not that goodwill was impaired. Accordingly, we determined the fair value of each respective reporting unit using the income-based approach, such that Tantan’s cash flows forecasts mainly factored in the lower-than-projected business outlook. As a result, the fair value of the reporting units was estimated to be below the carrying value and therefore indicated an impairment. We recorded a RMB4,397.0 million goodwill and intangible assets impairment during the year ended December 31, 2021.

Other operating income

Other operating income mainly consisted of government incentives and additional input VAT deduction.

2022 compared to 2021. Our other operating income decreased from RMB175.9 million in 2021 to RMB20.6 million (US$3.0 million) in 2022. The decrease was mainly due to a contingent loss of RMB92.9 million (US$13.5 million) in 2022 related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform. There is no suspected or alleged wrongdoing on the part of our company. Based on our evaluation of the situation in connection with such investigation, an unfavorable outcome is probable and the amount is reasonably estimable. Our bank balance of RMB92.9 million (US$13.5 million) as of December 31, 2022 was restricted for withdrawal related to the ongoing investigation. Therefore, we determined that RMB92.9 million should be recorded as other operating loss. Other than the contingent loss, the year over year decrease in other operating income in 2022 was also attributable to a RMB40.0 million (US$5.8 million) decrease in government incentives.

2021 compared to 2020. Our other operating income decreased from RMB228.8 million in 2020 to RMB175.9 million in 2021. This decrease was primarily due to the decrease of government incentives.

Other gain or loss, net

2022 compared to 2021. Our other gain or loss, net was a net gain of RMB118.3 million (US$17.2 million) in 2022, compared to a net loss of RMB16.0 million in 2021. In 2022, we had a gain of RMB129.6 million (US$18.8 million), which resulted from repurchase of some of our convertible senior notes from certain bond holders. The net loss of RMB16.0 million in 2021 was mainly caused by our impairment loss on some long-term investments.

2021 compared to 2020. Our other gain or loss, net was a net loss of RMB16.0 million in 2021, compared to a net gain of RMB1.5 million in 2020. The other gain or loss mainly included the impairment loss on some long-term investments and the gain from disposal of some long-term investments.

Net income (loss)

2022 compared to 2021. Primarily as a result of the foregoing, we have incurred a net income of RMB1,480.0 million (US$214.6 million) in 2022, compared to a net loss of RMB2,925.7 million in 2021.

2021 compared to 2020. Primarily as a result of the foregoing, we have incurred a net loss of RMB2,925.7 million in 2021, compared to a net income of RMB2,100.4 million in 2020.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	RMB	YoY%	RMB	YoY%	RMB	US$	YoY%

	(in thousands, except percentages)
Revenues:
Momo	12,631,119	(20)	12,541,205	(1)	11,335,094	1,643,434	(10)
Tantan	2,368,314	88	2,029,184	(14)	1,367,853	198,320	(33)
QOOL	24,755	72	5,330	(78)	1,225	178	(77)

Momo

2022 compared to 2021. Momo revenues decreased from RMB12,541.2 million in 2021 to RMB11,335.1 million (US$1,643.4 million) in 2022, primarily due to the decrease of RMB1,509.5 million (US$218.9 million) in net revenues from live video service caused by the macro headwinds and consumption softness as a result of COVID-19, and products adjustments to meet regulatory changes. The decrease was partially offset by the increase of RMB337.6 million (US$48.9 million) in net revenues from value-added service generated by our standalone apps, such as Soulchill, Hertz and Duidui.

2021 compared to 2020. Momo revenues decreased from RMB12,631.1 million in 2020 to RMB12,541.2 million in 2021, primarily due to the decrease of RMB1,163.0 million in net revenues from live video service as a result of our structural reform on Momo’s live video business as well as the macro headwinds in the second half of the year, which was partially offset by the increase of RMB1,103.1 million in net revenues from value-added service.

Tantan

2022 compared to 2021. Tantan revenues decreased from RMB2,029.2 million in 2021 to RMB1,367.9 million (US$198.3 million) in 2022, which was driven by a decrease of RMB359.0 million (US$52.0 million) in its live video service revenues and a decrease of RMB302.3 million (US$43.8 million) in its value-added service revenues. The decrease was primarily due to the negative impact of COVID-19 as well as marketing investment reduction and the strategy to lower Tantan’s monetization level in the second half of 2021.

2021 compared to 2020. Tantan revenues decreased from RMB2,368.3 million in 2020 to RMB2,029.2 million in 2021, which was driven by a decrease of RMB243.5 million in its value-added service revenues and a decrease of RMB95.6 million in its live video service revenues. The decrease was primarily due to our strategic decision to lower Tantan’s monetization level in the second half of 2021 to improve user experience and retention to drive overall user growth.

QOOL

2022 compared to 2021. QOOL revenues decreased from RMB5.3 million in 2021 to RMB1.2 million (US$0.2 million) in 2022, mainly due to less services rendered in respect of music production and copyright permission in 2022.

2021 compared to 2020. QOOL revenues decreased from RMB24.8 million in 2020 to RMB5.3 million in 2021, mainly as a result of less services rendered in respect of music production and copyright permission in 2021.

Segment Cost and Expenses

The following table sets forth our costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	RMB	YoY%	RMB	YoY%	RMB	US$	YoY%

	(in thousands, except percentages)
Costs and Expenses:
Momo	9,829,243	(11)	10,169,788	3	9,335,890	1,353,577	(8)
Tantan	2,844,395	4	2,509,690	(12)	1,738,898	252,117	(31)
QOOL	47,892	(9)	64,743	35	22,473	3,258	(65)
Unallocated	—	—	4,397,012	100	—	—	(100)

Momo

Costs and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.

Cost of revenues

Cost of revenues 2022 compared to 2021. The cost of revenues of Momo decreased by 8.2% from RMB7,301.0 million in 2021 to RMB6,704.0 million (US$972.0 million) in 2022, primarily due to the decrease in revenue sharing from the decrease in live video service revenue, which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue.

Cost of revenues 2021 compared to 2020. The cost of revenues of Momo increased by 6.3% from RMB6,865.8 million in 2020 to RMB7,301.0 million in 2021, primarily due to an increase in revenue sharing from an increase in virtual gift service revenue, which was partially offset by the decrease in revenue sharing from the decrease in live video service revenue.

Research and development expense

2022 compared to 2021. The research and development expenses of Momo decreased by 11.0% from RMB828.7 million in 2021 to RMB737.4 million (US$106.9 million) in 2022, primarily due to a decrease in salaries and benefits for research and development personnel.

2021 compared to 2020. The research and development expenses of Momo decreased by 1.9% from RMB844.8 million in 2020 to RMB828.7 million in 2021, primarily due to a decrease in salaries and benefits for research and development personnel.

Sales and marketing expenses

2022 compared to 2021. The sales and marketing expenses of Momo decreased by 5.2% from RMB1,420.1 million in 2021 to RMB1,346.7 million (US$195.3 million) in 2022, primarily due to a decrease of RMB37.8 million (US$5.5 million) in the salaries and benefits for sales and marketing personnel, and a decrease of RMB10.3 million (US$1.5 million) in marketing and promotional expense due to our improving marketing efficiency of Momo, which was partially offset by an increased effort to promote our new apps.

2021 compared to 2020. The sales and marketing expenses of Momo decreased by 2.3% from RMB1,454.1 million in 2020 to RMB1,420.1 million in 2021, primarily due to a decrease of RMB133.9 million in the salaries and benefits for sales and marketing personnel, partially offset by an increase of RMB93.5 million in marketing and promotional expenses to attract users to our new standalone apps.

General and administrative expense

2022 compared to 2021. The general and administrative expenses of Momo decreased by 11.6% from RMB619.9 million in 2021 to RMB547.8 million (US$79.4 million) in 2022, primarily due to a decrease of RMB67.2 million (US$9.7 million) in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs and the decreased fair value of the share options granted in 2022.

2021 compared to 2020. The general and administrative expenses of Momo decreased by 6.7% from RMB664.5 million in 2020 to RMB619.9 million in 2021, primarily due to the recovery of RMB32.0 million from a fully impaired loan to a third-party entity in 2020, partially offset by an increase of RMB53.1 million in personnel related costs.

Tantan

Cost and expenses of Tantan mainly consist of marketing and promotion expenses, labor costs, revenue sharing, commission fees, depreciation and other costs.

Cost of revenues

2022 compared to 2021. The cost of revenues of Tantan decreased by 31.6% from RMB1,044.9 million in 2021 to RMB714.9 million (US$103.7 million) in 2022, which was primarily due to a decrease in revenue sharing from a decrease in live video service revenue.

2021 compared to 2020. The cost of revenues of Tantan decreased by 4.0% from RMB1,088.8 million in 2020 to RMB1,044.9 million in 2021, which was primarily due to a decrease in commission fees paid to payment channels.

Research and development expenses

2022 compared to 2021. The research and development expenses of Tantan decreased by 11.3% from RMB303.1 million in 2021 to RMB268.8 million (US$39.0 million) in 2022, which was primarily due to a decrease in salaries and benefits for research and development personnel.

2021 compared to 2020. The research and development expenses of Tantan decreased by 6.1% from RMB322.9 million in 2020 to RMB303.1 million in 2021, which was primarily due to a decrease in salaries and benefits for research and development personnel and service fees related to research and development.

Sales and marketing expenses

2022 compared to 2021. The sales and marketing expenses of Tantan decreased by 38.8% from RMB1,180.1 million in 2021 to RMB721.9 million (US$104.7 million) in 2022, which was primarily due to a decrease in marketing and promotional expenses, as a result of our initiatives to control cost and optimize Tantan’s channel marketing strategy in the second half of 2022.

2021 compared to 2020. The sales and marketing expenses of Tantan decreased by 13.2% from RMB1,359.7 million in 2020 to RMB1,180.1 million in 2021, which was primarily due to a decrease in marketing and promotional expenses as a result of lower user acquisition investment for Tantan.

General and administrative expenses

2022 compared to 2021. The general and administrative expenses of Tantan increased by 280.6% from RMB(18.4) million in 2021 to RMB33.2 million (US$4.8 million) in 2022, which was mainly caused by less share-based compensation expenses charged in 2021, due to the fair value remeasurement of liability classified options granted to Tantan’s founders upon settlement in the second quarter of 2021.

2021 compared to 2020. The general and administrative expenses of Tantan decreased by 125.2% from RMB73.0 million in 2020 to RMB(18.4) million in 2021, which was mainly caused by a decrease in share-based compensation expenses of RMB84.4million, due to the fair value remeasurement of liability classified options granted to Tantan’s founders upon settlement in the second quarter of 2021.

QOOL

Costs and expenses of QOOL mainly consist of production costs in connection with television content and film music, and staff related costs.

Cost of revenues

2022 compared to 2021. The cost of revenues of QOOL were RMB2.5 million (US$0.4 million) in 2022, and RMB37.5 million in 2021, which consisted primarily of personnel related costs.

2021 compared to 2020. The cost of revenues of QOOL were RMB37.5 million in 2021, and RMB22.1 million in 2020, which consisted primarily of production costs in connection with television content and film music.

Sales and marketing expenses

2022 compared to 2021. The sales and marketing expenses of QOOL were RMB5.0 million (US$0.7 million) in 2022, and RMB4.0 million in 2021.

2021 compared to 2020. The sales and marketing expenses of QOOL were RMB4.0 million in 2021, and RMB90,000 in 2020.

General and administrative expenses

2022 compared to 2021. The general and administrative expenses of QOOL were RMB15.0 million (US$2.2 million) in 2022, and RMB23.2 million in 2021, which consisted primarily of personnel related costs.

2021 compared to 2020. The general and administrative expenses of QOOL were RMB23.2 million in 2021, and RMB25.7 million in 2020, which consisted primarily of personnel related costs.

Unallocated

The unallocated is the impairment loss on goodwill and intangible assets, which was presented as an unallocated item in the segment information because we do not consider this as part of the segment operating performance measure.

Inflation

Since our inception, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in mainland China in the future.

B.	Liquidity and Capital Resources

As of December 31, 2022, we have financed our operations primarily through net cash provided by operating activities, as well as the issuance of equity and convertible note securities. As of December 31, 2020, 2021 and 2022, we had RMB3,363.9 million, RMB5,570.6 and RMB5,018.1 million (US$727.6 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

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

In the future, we may rely significantly on dividends and other distributions paid by our mainland China subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our mainland China subsidiaries. The mainland China tax authorities may require us to adjust our taxable income under the contractual arrangements that our mainland China subsidiaries currently have in place with the consolidated affiliated entities in a way that could materially and adversely affect the ability of our mainland China subsidiaries to pay dividends and make other distributions to us. In addition, under mainland China laws and regulations, our mainland China subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with mainland China accounting standards and regulations. Our mainland China subsidiaries are required to set aside 10% of their accumulated after-tax profits each year, if any, to fund a statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. If the statutory common reserve fund is not sufficient to make up its losses in previous years (if any), our mainland China subsidiaries shall use the profits of the current year to make up the losses before accruing such statutory common reserve fund. At the discretion of the shareholders of our mainland China subsidiaries, they may, after accruing the statutory common reserve fund, allocate a portion of their after-tax profits based on mainland China accounting standards to discretionary common reserve fund. The statutory common reserve fund and the discretionary common reserve fund cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our mainland China subsidiaries to fund cash and financing requirements. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in capital of our mainland China subsidiaries, consolidated affiliated entities and their subsidiaries are also subject to restrictions on their distribution and transfer according to mainland China laws and regulations.

As a result, our mainland China subsidiaries, consolidated affiliated entities and their subsidiaries in mainland China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2022, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was RMB1,509.1 million (US$218.8 million). As of December 31, 2022, we held cash and cash equivalents of RMB715.5 million (US$103.7 million) in aggregate outside of the mainland China and RMB4,302.6 million (US$623.8 million) in aggregate in the mainland China, of which RMB4,302.5 million (US$623.8 million) was denominated in RMB and RMB136,676 (US$19,816) was denominated in U.S. dollars. Of such cash and cash equivalents held in the mainland China, our mainland China subsidiaries held cash and cash equivalents in the amount of RMB2,194.4 million (US$318.2 million), and the consolidated affiliated entities and their subsidiaries held cash and cash equivalents in the amount of RMB2,108.2 million (US$305.7 million).

As an offshore holding company, we are permitted under mainland China laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our mainland China subsidiaries only through loans or capital contributions, and to the consolidated affiliated entities and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and/or approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—mainland China regulation of loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries, or to make additional capital contributions to our mainland China subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our mainland China subsidiaries and consolidated affiliated entities when needed. Notwithstanding the foregoing, our mainland China subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to the consolidated affiliated entities either through entrustment loans from our mainland China subsidiaries to the consolidated affiliated entities or direct loans to such consolidated affiliated entities’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entities’ share capital.

Our full-time employees in the mainland China participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB209.9 million, RMB241.7 million and RMB228.1 million (US$33.1 million) in 2020, 2021 and 2022, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in RMB thousands)
Net cash provided by operating activities	3,080,889	1,559,198	1,226,891
Net cash (used in) provided by investing activities	(748,466)	2,550,342	1,715,845
Net cash used in financing activities	(1,498,150)	(1,786,909)	(3,432,559)
Effect of exchange rate changes	(80,944)	(41,669)	41,390
Net increase (decrease) in cash and cash equivalents	753,329	2,280,962	(448,433)
Cash and cash equivalents and restricted cash at beginning of period	2,612,743	3,366,072	5,647,034
Cash and cash equivalents and restricted cash at end of period	3,366,072	5,647,034	5,198,601

Anticipated Use of Cash

We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platforms. We plan to fund these expenditures with cash and cash equivalents that we have. From September 2020 to September 2021, we repurchased approximately 14.15 million ADSs for approximately US$182.4 million in the open market pursuant to our 2020 share repurchase plan. On June 7, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$200.0 million of our shares over the next 24 months (“2022 Share Repurchase Plan”). From June 2022 to the date of this annual report, we repurchased approximately 12.1 million ADSs for approximately US$57.2 million in the open market pursuant to our 2022 Share Repurchase Plan. In March 2020, we declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, we declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The aggregate amount of cash dividends paid was US$132.0 million, which was funded by surplus cash on our balance sheet. In March 2022, we declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The aggregate amount of cash dividends paid was US$127.3 million, which was funded by surplus cash on our balance sheet. In March 2023, we declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. The aggregate amount of cash dividends to be paid is approximately US$137.0 million, which will funded by surplus cash on our balance sheet.

Operating Activities

Net cash provided by operating activities amounted to RMB1,226.9 million (US$177.9 million) in 2022, which was primarily attributable to a net income of RMB1,480.0 million (US$214.6 million), adjusted for non-cash items of RMB384.6 million (US$55.8 million) and an increase of RMB637.7 million (US$92.5 million) in working capital. The non-cash items primarily include RMB401.5 million (US$58.2 million) in share-based compensation expenses and RMB107.0 million (US$15.5 million) in depreciation of property and equipment, partially offset by RMB129.6 million (US$18.8 million) in gain from repurchase of convertible note. The increase in working capital was primarily attributable to a decrease in deferred tax liabilities of RMB187.1 million (US$27.1 million), a decrease in other current liabilities of RMB182.7 million (US$26.5 million) and a decrease in accounts payable of RMB115.4 million (US$16.7 million), partially offset by a decrease in other non-current assets of RMB60.9 million (US$8.8 million). The decrease in deferred tax liabilities was mainly because we paid withholding income tax of RMB360.0 million (US$52.2 million) in 2022, which was more than RMB164.3 million (US$23.8 million), the withholding income tax we accrued in 2022. The decrease in other current liabilities was mainly attributable to (i) a decrease in marketing promotional fees payable, (ii) a decrease in lease liabilities due within one year, (iii) a decrease in amount payable to repurchase our subsidiary’s share options and (iv) a decrease in payroll and welfare payable due to downsize, partially offset by an increase of contingent loss related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform. The decrease in accounts payable was mainly due to a decrease in unpaid revenue sharing related to live video service, as a result of the decrease of live video service revenue. The decrease in other non-current assets was mainly attributable to the amortization of the net right-of-use assets.

Net cash provided by operating activities amounted to RMB1,559.2 million in 2021, which was primarily attributable to a net loss of RMB2,925.7 million, adjusted for non-cash items of RMB5,146.9 million and an increase of RMB662.0 million in working capital. The non-cash items primarily include RMB4,397.0 million in goodwill and intangible assets impairment, RMB475.8 million in share-based compensation expenses, RMB155.5 million in depreciation of property and equipment and RMB109.1 million in amortization of intangible assets. The increase in working capital was primarily attributable to a decrease in share-based compensation liabilities of RMB 678.2 million, an increase in other current assets of RMB151.2 million and a decrease in income tax payable of RMB110.7 million, partially offset by an increase in deferred tax liabilities of RMB180.2 million and an increase in other current liabilities of RMB60.7 million. The decrease in share-based compensation liability was mainly due to the cash payment of RMB678.2 million we made to Tantan’s founders to settle the previously granted liability-classified share options upon their termination of services with Tantan during the year of 2021. The increase in other current assets was mainly attributable to an increase in interest receivable for increased long-term deposits. The decrease in income tax payable was mainly due to the lower profit of 2021. The increase in deferred tax liabilities was mainly attributable to a withholding income tax accrued on undistributed earnings generated in 2021 by our WFOE, because we plan to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. The increase in other current liabilities was mainly attributable to (i) an increase in amount payable to repurchase our subsidiary’s share options, (ii) an increase in lease liabilities due within one year, partially offset by a decrease in payroll and welfare payable due to decreased bonus and downsized headcount.

Net cash provided by operating activities amounted to RMB3,080.9 million in 2020, which was primarily attributable to a net income of RMB2,100.4 million, adjusted for non-cash items of RMB1,126.2 million and an increase of RMB145.7 million in working capital. The non-cash items primarily include RMB678.7 million in share-based compensation expenses, RMB209.0 million in depreciation of property and equipment and RMB157.3 million in amortization of intangible assets. The increase in working capital was primarily attributable to an increase in other non-current assets of RMB138.5 million, a decrease in accrued expenses and other current liabilities of RMB120.4 million, and an increase in prepaid expenses and other current assets of RMB59.1 million, partially offset by an increase in other non-current liabilities of RMB85.1 million, an increase income tax payable of RMB82.5 million, and a decrease in accounts receivable of RMB52.2 million. The increase in other non-current assets was mainly attributable to (i) an increase in net right-of-use assets mainly due to new lease contracts for internet data center facilities and one of our major offices, and (ii) an increase in accumulated cost of films in the process of production or in the state of being unreleased. The decrease in accrued expenses and other current liabilities was mainly attributable to (i) a decrease in payroll and welfare payable due to decreased bonus, and (ii) a decrease in marketing promotional fees payable. The increase in prepaid expenses and other current assets was mainly attributable to (i) an increase in deposits at a third-party broker for repurchase of ordinary shares, and (ii) an increase in customer payment through third-party payment channels and cash deposited at third-party payment channels by us for the broadcasters and virtual gift recipients to withdraw their shared revenue, partially offset by a decrease in VAT input, mainly due to less revenue sharing with talent agencies. The increase in other non-current liabilities was mainly attributable to an increase in lease liabilities due in over one year. The increase in income tax payable was mainly attributable to a higher preferential tax rate to which one of our major profit generating entities is entitled for the year 2020. The decrease in accounts receivable was mainly attributable to a decrease in revenue from live video, mobile marketing and other services.

Investing Activities

Net cash provided by investing activities amounted to RMB1,715.8 million (US$248.8 million) in 2022, which was primarily due to cash received on maturity of short-term deposits, partially offset by the purchase of long-term deposits and short-term deposits.

Net cash provided by investing activities amounted to RMB2,550.3 million in 2021, which was primarily due to cash received on maturity of short-term deposits, partially offset by the purchase of long-term deposits and short-term deposits and payment of long-term investments.

Net cash used in investing activities amounted to RMB748.5 million in 2020, which was primarily due to the purchase of long-term deposits and short-term deposits, payment for short-term investments, purchase of servers, computers and other office equipment, and payment and prepayment of long-term investments, partially offset by cash received on maturity of short-term deposits and from sales of short-term and long-term investments.

Financing Activities

Net cash used in financing activities amounted to RMB3,432.6 million (US$497.7 million) in 2022, which was primarily attributable to the repurchase of our convertible notes, payment of our declared special cash dividend and repurchase of our ordinary shares.

Net cash used in financing activities amounted to RMB1,786.9 million in 2021, which was primarily attributable to the repurchase of our ordinary shares, payment of our declared special cash dividend and deferred payment for our business acquisition of Tantan.

Net cash used in financing activities amounted to RMB1,498.2 million in 2020, which was primarily attributable to payment of our declared special cash dividend, deferred payment for our business acquisition of Tantan, and repurchase of our ordinary shares and our subsidiary’s share options.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our convertible notes obligations, operating lease obligations and investment commitment obligations.

Our convertible notes obligations primarily consist of the senior note we issued in July 2018, which bears an interest rate of 1.25% per year. In 2022, we repurchased US$338.0 million aggregate principal amount of the convertible senior note for an aggregate repurchase price of US$320.0 million including accrued and unpaid interest. Outstanding balance as of December 31, 2022 for our convertible notes obligations amounted to RMB2,752.4 million (US$399.1 million).

Our operating lease commitments consist of lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Outstanding balance as of December 31, 2022 for our operating lease commitments amounted to RMB125.1 million (US$18.1 million).

Our investment commitment obligations consist of capital contribution obligations under certain investment arrangements which we entered into in 2022. The outstanding balance as of December 31, 2022 for our investment commitment obligations amounted to RMB85.0 million (US$12.3 million).

The following table sets forth our contractual obligations by specified categories as of December 31, 2022.

		Years ending December 31,
	Total	2023	2024	2025 and thereafter

	(RMB in thousands)
Convertible senior note obligations(1)	2,752,366	33,362	33,362	2,685,642
Operating lease obligations(2)	125,097	89,642	22,245	13,210
Investment commitment obligations(3)	85,000	85,000	—	—

Notes:

(1)

Including estimated interest payments of RMB83.5 million in total (RMB33.4 million, RMB33.4 million and RMB16.7 million over the periods of less than one year, one to two years, and more than two years from December 31, 2022, respectively) and principal payments of RMB2,669.0 million, with the principal of the convertible senior note to be due in 2025. The holder of the convertible senior note will have the right to require us to repurchase all or part of their notes in cash on July 1, 2023. Please see “Convertible Senior Notes” under Note 10 to our audited consolidated financial statements included in this annual report beginning on page F-1.

(2)

Operating lease obligations represent our obligations for leasing internet data center facilities and office spaces, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 11 to our audited consolidated financial statements included in this annual report beginning on page F-1.

(3)	Our investment commitment obligations primarily relate to capital contribution obligations under certain investment arrangements which are expected to be fulfilled by the end of 2023.

Other than the convertible senior note, operating lease and investment commitment shown above, we did not have any significant other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the consolidated affiliated entities and their subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under mainland China law, each of our mainland China subsidiaries and the consolidated affiliated entities is required to set aside 10% of their after-tax profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these mainland China laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in mainland China not available for distribution were RMB1,509.1 million (US$218.8 million) as of December 31, 2022.

Capital Expenditures

Our capital expenditures amounted to RMB124.1 million, RMB95.3 million and RMB80.4 million (US$11.7 million) in 2020, 2021 and 2022, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices. As our business expands, we may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, architecture and technological infrastructures, as well as security and integrity of our platform to protect the security and privacy of our users. We have a large team of engineers and developers, which accounted for approximately 63.0% of our employees as of December 31, 2022. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2020, 2021 and 2022, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB1,167.7 million, RMB1,131.8 million and RMB1,006.2 million (US$145.9 million), respectively. For the year ended December 31, 2022, our research and development expenditures represented 7.9% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel, depreciation and office rental fees. Expenditures incurred during the research phase are expensed as incurred.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies.”

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

Impairment of Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The impairment loss on goodwill was nil, RMB3,993.4 million and nil, respectively for the years ended December 31, 2020, 2021 and 2022. There was no goodwill balance as of December 31, 2022.

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

We estimate the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Changes to this determination can significantly affect the results of the impairment test.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	44	Chairman and Chief Executive Officer

Li Wang	39	Executive Director and President

Ho Kee Harry Man	46	Director

Sichuan Zhang	39	Director and Chief Operating Officer

Benson Bing Chung Tam	59	Independent Director

Dave Daqing Qi	59	Independent Director

Yongming Wu	48	Independent Director

Cathy Hui Peng	44	Chief Financial Officer

Mr. Yan Tang is our co-founder, chairman and chief executive officer. Mr. Tang had served as our chief executive officer since our inception from July 2011 to October 2020, and he resumed the chief executive role since October 2022. Mr. Tang was appointed to be the chairman of our board of directors in November 2014. Prior to founding our company, from 2003 to 2011, Mr. Tang worked at NetEase, Inc. (Nasdaq: NTES), initially as editor and later editor-in-chief. Mr. Tang was named by Fortune Magazine as one of its “40 Under 40,” a list of the most powerful, influential and important business elites under the age of 40, in October 2014. Mr. Tang received his bachelor of science degree from Chengdu University of Technology in China in 2000.

Mr. Li Wang has served as our executive director and president since October 2022. Mr. Wang previously served as our director and chief executive officer between November 2020 and October 2022. Mr. Wang served as our chief operating officer from June 2014 to October 2020 and our president from April 2018 to October 2020. Mr. Wang joined the company as a core member of the founding team in 2011. Prior to joining us, Mr. Wang was the managing director of Laoluo English Training School, a start-up education service business from November 2008 to May 2011. He was the general administration staff at NEC China Co., Ltd. from April 2005 to April 2007. Mr. Wang received a bachelor’s degree in management from Beijing University of Aeronautics and Astronautics in China in 2004.

Mr. Ho Kee Harry Man has been our director since June 2021 and had served as our director from October 2013 to December 2014. Mr. Man joined Matrix Partners China as a founding member of the team with a focus on investments in the mobile internet sector in 2008. Prior to Matrix, Mr. Man was Partner at WI Harper Group and led investments in their China office in the TMT sector. Before WI Harper, Mr. Man led the corporate development teams of two US listed internet and mobile companies, and helped Linktone Ltd. (Nasdaq: LTON) and chinadotcom (Nasdaq: CHINA) in their investments in various sectors respectively. Mr. Man started his career as a management consultant with Arthur Andersen in 1998. Mr. Man has been investing in China since 2000, and always focuses on early stage internet and mobile sectors. During the past 15 years, Mr. Man led investments in Momo (Nasdaq: MOMO), XPENG (US: XPEV), 21Vianet (Nasdaq: VNET), iKang (Nasdaq: KANG), Sungy Mobile (Nasdaq: GOMO), Editgrid (sold to Apple), Career International (SZ: 300662), Didi Chuxing.

Ms. Sichuan Zhang has been our director and chief operating officer since March 2023. She previously served as our director from April 2012 to November 2017. Ms. Zhang founded PUPUPULA, a children’s furniture and design company, in 2017, and served as its Chief Executive Officer until 2022. Ms. Zhang first joined the Company in July 2011 and was responsible for product design, then marketing strategies and executions. Prior to joining our company, from June 2009 to February 2011, she co-founded 4 Degrees Motion Design, an advertising design firm. She was an art director of Modern Media, a Chinese media company, from January 2009 to May 2009, a senior designer of Phoenix New Media Limited (NYSE: FENG) from January 2008 to January 2009, and a web designer of NetEase, Inc. from March 2006 to April 2007. Ms. Zhang received her bachelor’s degree in South China Normal University in 2005. Ms. Zhang is the spouse of Mr. Yan Tang, our co-founder, chairman and Chief Executive Officer.

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

Dr. Dave Daqing Qi has served as our independent director since December 2014. Dr. Qi is a professor of accounting and the former associate dean of the Cheung Kong Graduate School of Business. He began teaching at the Cheung Kong Graduate School of Business in 2002 and was the founding director of the Executive MBA program. Prior to that, Dr. Qi was an associate professor at the School of Accounting of the Chinese University of Hong Kong. Dr. Qi also serves as director of a number of public companies, such as Sohu.com (Nasdaq: SOHU), Yunfeng Financial Group Limited (HKEx: 0376), Sinomedia Holding Limited (HKEx: 0623), Boison Finance Group Limited (HKEx: 0888) and Dalian Haidao International Holding Limited (HKEx: 6862). He received his Ph.D. degree in accounting from the Eli Broad Graduate School of management of Michigan State University in 1996, MBA degree from the University of Hawaii at Manoa in 1992 and bachelor of science and bachelor of arts degrees from Fudan University in 1985 and 1987, respectively.

Mr. Yongming Wu has been our independent director since December 2018. Mr. Wu is also a director and founding partner of Vision Plus Capital and a co-founder of Alibaba Group. Mr. Wu founded Vision Plus Capital in 2015 and has led several key business segments of Alibaba Group.

Ms. Cathy Hui Peng has been our chief financial officer since July 2022. Prior to the current role, Ms. Peng served as our senior vice president of corporate finance. In this role she was responsible for our financial planning and analysis, strategic investment and acquisitions, as well as corporate strategy and investor communications. Ms. Peng joined us in 2015 as vice president of investor relations. Since then, she has played a key role in driving our success in various capital market transactions. From 2007 to 2015, Ms. Peng worked for Sina Corporation as director of investor relations and a corporate treasurer. Prior to that, she worked for several public and private companies in technology, media and telecom space where she served various roles in accounting, financial planning and analysis, mergers and acquisitions and corporate communications. Ms. Peng started her career in auditing at Ernst &Young in 2001. Ms. Peng received her bachelor degree in Economics from Peking University in 2001.

B.	Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB48.1 million (US$7.0 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90,000) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the mainland China law, our mainland China subsidiaries and consolidated affiliated entities and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and a housing provident fund.

Share Incentive Plans

2012 Plan

In November 2012, we adopted the 2012 Plan, which was amended and restated in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 Class A ordinary shares. With the adoption of our 2014 Plan, we no longer issue incentive shares under the 2012 Plan.

As of March 31, 2023, options to purchase 28,731,914 Class A ordinary shares (excluding those that have been forfeited) had been granted under the 2012 Plan, of which options to purchase an aggregate of 3,525,676 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 Plan in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As a result, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan has been increased to 56,071,439 Class A ordinary shares. As of March 31, 2023, we have granted options to purchase 44,919,207 Class A ordinary shares (excluding those that have been forfeited and canceled) and 960,001 restricted share units under our 2014 Plan, of which options to purchase an aggregate of 23,842,913 Class A ordinary shares remained outstanding and 251,875 restricted share units remained outstanding. The following paragraphs summarize the terms of the 2014 Plan.

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

The following table summarizes, as of March 31, 2023, the outstanding options under the 2012 Plan and 2014 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.1404	October 10, 2013	October 9, 2023
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15, 2019	April 14, 2029
	*	0.0002	April 15, 2020	April 14, 2030
	*	0.0002	April 15, 2021	April 14, 2031
	*	0.0002	April 15, 2022	April 14, 2032

Li Wang	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	March 7, 2017	March 6, 2027
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	April 15, 2019	April 14, 2029
	*	0.0002	April 15, 2020	April 14, 2030
	*	0.0002	April 15, 2021	April 14, 2031
	*	0.0002	April 15, 2022	April 14, 2032
Cathy Hui Peng	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	December 5, 2017	December 4, 2027

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
	*	0.0002	May 17, 2019	May 16, 2029
	*	0.0002	May 28, 2020	May 27, 2030
	*	0.0002	July 1, 2021	June 30, 2031
	*	0.0002	April 15, 2022	April 14, 2032

Other individuals as a group	*	0.0327	November 1, 2012	October 31, 2022
	*	0.1404	October 10, 2013	October 9, 2023
	*	0.1404	March 1, 2014	February 28, 2024
	*	0.0002	October 29, 2014	October 28, 2024
	*	0.0002	April 22, 2015	April 21, 2025
	*	0.0002	May 4, 2015	May 3, 2025
	*	0.0002	August 13, 2015	August 12, 2025
	*	0.0002	October 15, 2015	October 14, 2025
	*	0.0002	November 13, 2015	November 12, 2025
	*	0.0002	March 31, 2016	March 30, 2026
	*	0.0002	June 16, 2016	June 15, 2026
	*	0.0002	July 6, 2016	July 5, 2026
	*	0.0002	October 15, 2016	October 14, 2026
	*	0.0002	December 30, 2016	December 29, 2026
	*	0.0002	January 3, 2017	January 2, 2027
	*	0.0002	April 13, 2017	April 12, 2027
	*	0.0002	May 17, 2017	May 16, 2027
	*	0.0002	July 13, 2017	July 12, 2027
	*	0.0002	September 1, 2017	August 31, 2027
	*	0.0002	October 13, 2017	October 12, 2027
	*	0.0002	December 5, 2017	December 4, 2027
	*	0.0002	December 29, 2017	December 28, 2027
	*	0.0002	April 13, 2018	April 12, 2028
	*	0.0002	May 2, 2018	May 1, 2028
	*	0.0002	July 13, 2018	July 12, 2028
	*	0.0002	October 15, 2018	October 14, 2028
	*	0.0002	December 29, 2018	December 28, 2028
	*	0.0002	April 15, 2019	April 14, 2029
	*	0.0002	May 17, 2019	May 16, 2029
	*	0.0002	July 12, 2019	July 11, 2029
	*	0.0002	October 15, 2019	October 14, 2029
	*	0.0002	December 26, 2019	December 25, 2029
	*	0.0002	April 15, 2020	April 14, 2030
	*	0.0002	May 28, 2020	May 27, 2030
	*	0.0002	July 8, 2020	July 7, 2030
	*	0.0002	October 15, 2020	October 14, 2030
	*	0.0002	December 30, 2020	December 29, 2030
	*	0.0002	April 15, 2021	April 14, 2031
	*	0.0002	July 1, 2021	June 30, 2031
	*	0.0002	October 15, 2021	October 14, 2031
	*	0.0002	November 1, 2021	October 31, 2031
	*	0.0002	December 7, 2021	December 6, 2031
	*	0.0002	January 7, 2022	January 6, 2032
	*	0.0002	April 15, 2022	April 14, 2032
	*	0.0002	July 1, 2022	June 30, 2032
	*	0.0002	October 14, 2022	October 13, 2032
	*	0.0002	December 28, 2022	December 27, 2032
	*	0.0002	January 5, 2023	January 4, 2033
Total	27,368,589

*	Aggregate number of shares represented by all outstanding options granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2023, the outstanding restricted share units granted to certain directors under the 2014 Plan.

Name	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15, 2019
	*	April 15, 2020
	*	April 15, 2021
	*	April 15, 2022
Dave Daqing Qi	*	May 17, 2016
	*	March 7, 2017
	*	May 2, 2018
	*	April 15, 2019
	*	April 15, 2020
	*	April 15, 2021
	*	April 15, 2022
Yongming Wu	*	April 15, 2019
	*	April 15, 2020
	*	April 15, 2021

	*	April 15, 2022

Total	251,875

*	Aggregate number of shares represented by all restricted share units granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

Tantan 2015 Plan

In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan (“Amended and Restated 2015 Plan”) and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2023, options to purchase 955,998 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.

Tantan 2018 Plan

In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2023, options to purchase 3,073,826 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.

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

Audit Committee

Our audit committee consists of Benson Bing Chung Tam and Dr. Dave Daqing Qi. Mr. Tam is the chairman of our audit committee. We have determined that each member satisfies the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, and that each of Mr. Tam and Dr. Qi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Benson Bing Chung Tam and Dr. Dave Daqing Qi. We have determined that each member satisfies the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Benson Bing Chung Tam and Dr. Dave Daqing Qi. We have determined that each member satisfies the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	Beijing
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

We had 2,394, 2,051 and 1,705 employees as of December 31, 2020, 2021 and 2022, respectively. Geographically, as of December 31, 2022, we had 1,636 employees in Beijing, 35 employees in Chengdu, three employees in Hong Kong, eight employees in Guangzhou, 16 employees in Tianjin and seven employees in Hainan. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

As of December 31, 2022
Function:
Research and development	1,071
Customer service, sales and marketing	205
Operations and cost	199
General administration	230

Total	1,705

In addition to our employees, we used 1,173 contract workers dispatched to us by staffing agencies as of December 31, 2022. These contract workers are primarily responsible for content management and monitoring and for customer service.

As required by laws and regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our management and service development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for up to two years after the termination of his or her employment, provided that we pay compensation equal to a certain percentage of the employee’s salary during the restriction period in accordance with applicable laws.

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

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

Percentage of beneficial ownership is based on a total of 377,655,265 outstanding ordinary shares of our company as of the date of March 31, 2023, comprising (i) 297,290,799 Class A ordinary shares, excluding the 5,454,480 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
Directors and executive officers**:	Class A Ordinary Shares	Class B Ordinary Shares
			%(1)	%(2)
Yan Tang(3)	8,161,576	80,364,466	22.9	73.2
Li Wang(4)	*	—	*	*
Ho Kee Harry Man(5)	*	—	*	*
Sichuan Zhang(6)	8,161,576	80,364,466	22.9	73.2
Benson Bing Chung Tam(7)	*	—	*	*
Dave Daqing Qi(8)	*	—	*	*
Cathy Hui Peng(9)	*	—	*	*
Yongming Wu(10)	*	—	*	*
All directors and executive officers as a group	11,375,994	80,364,466	23.6	73.3

Principal Shareholders:
Gallant Future Holdings Limited(11)	—	72,364,466	19.2	65.7
J O Hambro Capital Management Limited(12)	23,260,894	—	6.2	2.1
Renaissance Technologies LLC(13)	19,794,796	—	5.2	1.8
Invesco Ltd.(14)	18,859,080	—	5.0	1.7

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
**

Except for Mr. Benson Bing Chung Tam, Mr. Dave Daqing Qi and Mr. Yongming Wu, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 377,655,265 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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

(3)

Represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, and (iii) 8,161,576 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2023 upon exercise of share options held by him under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(4)	Represents 2,151,790 Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2023 upon exercise of share options held by him under our share incentive plans.
(5)

Represents 1 Class A ordinary share held by Matrix Partners China II Hong Kong Limited, as reported on the Amendment No. 8 to the Schedule 13D filed by Matrix Partners China II Hong Kong Limited, among others, on March 21, 2018.

(6)

Includes (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, and (iii) 8,161,576 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2023 upon exercise of share options held by him under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Ms. Zhang’s husband, Mr. Yan Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(7)

Represents 325,348 Class A ordinary shares held by Mr. Tam and 21,875 Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2022 upon the exercise of share options held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.

(8)

Represents 420,903 Class A ordinary shares and ADSs held by Mr. Qi and 21,875 Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2022 upon the exercise of share options held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(9)	Represents 197,626 Class A ordinary shares that Ms. Peng is entitled to acquire within 60 days from March 31, 2023 upon exercise of share options held by her under our share incentive plans.
(10)

Represents 61,875 Class A ordinary shares held by Mr. Wu and 13,125 Class A ordinary shares that Mr. Wu is entitled to acquire within 60 days from March 31, 2023 upon exercise of share options held by him under our share incentive plans. The business address of Mr. Wu is 8 Shenton Way, AXA Tower, #45-01, Singapore 068811.

(11)

Represents 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and wholly-owned by a family trust controlled by Mr. Yan Tang. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

(12)

Represents 23,260,894 Class A ordinary shares represented by American depositary receipts held by J O Hambro Capital Management Limited, a company incorporated in England and Wales with its business address at Level 3, 1 St James’s Market, London SW1Y 4AH, United Kingdom, based on a Schedule 13G filed by J O Hambro Capital Management Limited on February 11, 2020.

(13)

Represents 19,794,796 Class A ordinary shares represented by American depositary receipts held by Renaissance Technologies Holdings Corporation, a company incorporated in Delaware with its business address at 800 Third Avenue, New York, New York 10022, United States and majority-owned by Renaissance Technologies LLC, based on a Schedule 13G/A jointly filed by the two entities on February 13, 2023.

(14)

Represents 18,859,080 Class A ordinary shares represented by American depositary receipts held by Invesco Ltd., a company incorporated in Bermuda with its business address at 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309, based on a Schedule 13G filed by Invesco Ltd. on February 2, 2023.

To our knowledge, on the same basis of calculation as above, 91.9% of our total issued and outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which held 347,118,720 Class A ordinary shares represented by 173,559,360 ADSs, including 5,454,480 Class A ordinary shares underlying 2,727,240 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Contractual Arrangements with Beijing Momo and Its Shareholders

Mainland China laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in mainland China. As a result, we operate our relevant business through contractual arrangements among our mainland China subsidiaries, the consolidated affiliated entities and the shareholders of the consolidated affiliated entities. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.”

Transactions with Certain Related Parties

We provided RMB5.6 million for mobile marketing services in 2020 to Hunan Qindao Network Media Technology Co., Ltd., which is a subsidiary of Hunan Qindao Cultural Spread Ltd., a company in which we own 26.4% of its equity interest.

In connection with revenue sharing with talent agencies of live video service, we paid RMB354.3 million, RMB253.7 million and RMB176.7 million (US$25.6 million) to Hunan Qindao Network Media Technology Co., Ltd. in 2020, 2021 and 2022, respectively. In addition, we owed RMB19.5 million, RMB5.0 million and RMB9.2 million (US$$1.3 million) in unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd. as of December 31, 2020, 2021 and 2022, respectively.

In 2020, we paid RMB164,169 to Beijing Shiyue Haofeng Media Co. Ltd., a company in which we own 30.0% of its equity interests, in connection with revenue sharing with talent agencies of live video service.

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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results,” “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in Mainland China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in mainland China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

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

In March 2020, our board of directors declared a special cash dividend in the amount of US$0.76 per ADS, or US$0.38 per ordinary share. The cash dividend was paid on April 30, 2020 to shareholders of record at the close of business on April 8, 2020. The ex-dividend date was April 7, 2020. The aggregate amount of cash dividends paid was US$158.6 million, which was funded by surplus cash on our balance sheet. In March 2021, our board of directors declared another special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. The cash dividend was paid on April 30, 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend date was April 12, 2021. The aggregate amount of cash dividends paid was US$132.0 million, which was funded by surplus cash on our balance sheet. Our board of directors declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share, in March 2022. The cash dividend was paid in April 2022 to shareholders of record at the close of business on April 13, 2022. The ex-dividend date was April 12, 2022. The aggregate amount of cash dividends paid was approximately US$127.3 million, which was funded by surplus cash on our balance sheet. Our board of directors declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share, in March 2023. The cash dividend is to be paid in May 2023 to shareholders of record at the close of business on April 28, 2023. The ex-dividend date will be April 27, 2023. The aggregate amount of cash dividends to be paid is approximately US$137.0 million, which will be funded by surplus cash on our balance sheet.

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

We are a holding company registered by way of continuation into the Cayman Islands. We may rely on dividends from our subsidiary in mainland China for our cash requirements, including any payment of dividends to our shareholders. mainland China regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Taxation.”

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

Conversion. Our Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity that is not an affiliate of such holder or the beneficial owner, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of funds legally available therefor, namely out of either profit, retained earnings or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any of our general meetings. Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

Transfer of Ordinary Shares. Subject to the restrictions set out in our second amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form approved by our board, and shall be executed by or on behalf of the transferor, and if in respect of any nil or partly paid up share or if so required by our directors, shall also be executed by or on behalf of by the transferee.

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

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of our Company; and

•	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. If our company shall be wound up, and the assets available for distribution among the shareholders shall be insufficient to repay of the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our second amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of all the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our second amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by(a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be materially adversely varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

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

People’s Republic of China Taxation

Under the EIT Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside the mainland China with “de facto management bodies” within the mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011 as recently amended on June 15, 2018. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be considered as a mainland China tax resident enterprise by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the mainland China. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups and not those controlled by mainland China individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

We do not believe Hello Group Inc. meets all of the criteria described above. We believe that none of Hello Group Inc. and its subsidiaries outside of mainland China is a mainland China tax resident enterprise, because none of them is controlled by a mainland China enterprise or mainland China enterprise group, and because some of their records are maintained outside the mainland China. However, as the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to mainland China enterprise income tax at 25% on our global income. In addition, if the mainland China tax authorities determine that our company is a mainland China resident enterprise for mainland China enterprise income tax purposes, dividends paid by us to non-mainland China holders may be subject to mainland China withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from mainland China sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the mainland China tax authorities, the dividends paid to us by our mainland China subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with mainland China. Our US subsidiary is not an immediate holding company of any of our mainland China subsidiaries. Under the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-mainland China tax resident enterprise and holds at least 25% of the equity interests in the mainland China enterprise distributing the dividends, subject to approval of the mainland China local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable mainland China tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its mainland China subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

On February 3, 2015, the SAT issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority.

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

The mainland China tax authorities have the discretion under SAT Circular 59, Bulletin 37 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the mainland China tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Bulletin 37 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any mainland China tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the mainland China tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://ir.hellogroup.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB444.5 million, RMB384.3 million and RMB368.9 million (US$53.5 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We had cash, cash equivalents, restricted cash, short-term investment, short-term deposits and long-term deposits in total of RMB13,398.8 million (US$1,942.7 million) as of December 31, 2022. Assuming such amount of cash, cash equivalents, restricted cash, short-term investment and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB134.0 million (US$19.4 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us. In 2020, 2021 and 2022, we incurred foreign currency translation adjustment of a loss of RMB141.7 million, RMB39.2 million and RMB274.8 million (US$39.8 million), respectively.

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents and short-term deposits of US$94.6 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2022 would have increased or decreased by RMB65.2 million in RMB terms.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

Deutsche Bank Trust Company Americas, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary’s principal office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2022, we were entitled to receive RMB28.2 million (US$4.1 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

After deducting the total expenses of US$17.4 million and other expenses of US$4.4 million, we received net proceeds of US$226.7 million from our initial public offering. Concurrently with the initial public offering, we completed a private placement and received an additional US$60.0 million. As of December 31, 2022, we had used all of the net proceeds received from our initial public offering to repurchase our ordinary shares and pay cash dividends.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hello Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hello Group Inc. and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 25, 2023, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

Shanghai, the People’s Republic of China

April 25, 2023

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that each of Mr. Benson Bing Chung Tam and Dr. Dave Daqing Qi, independent directors (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and members of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our senior officers, including our chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-199996), as amended, initially filed with the SEC on November 7, 2014. The code is also available on our official website under the corporate governance section at our investor relations website https://ir.hellogroup.com.

A copy of our code of business conduct and ethics will be provided at no cost to each person on the written or oral request of that person made to:

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

Tel: +86-10-5731-0538

Attention: Investor Relations Department

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID:
1113
) for the periods indicated.

	2021	2022

	(in RMB thousands)
Audit fees (1)	17,500	18,568
Tax and other service fees (2)	871	1,289

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

As described under Item 16G, we currently follow home country practice and our audit committee consists of two members (both of whom are independent directors) instead of three members as required by Nasdaq listing rules. Other than above, we have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On June 7, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our shares over the next 24 months. As of the date of this annual report, we had repurchased a total of approximately 12.1 million ADSs for approximately US$57.2 million on the open market under this program, at an average purchase price of US$4.72 per ADS. The table below is a summary of the shares repurchased by us in 2022. All shares were repurchased in the open market pursuant to the 2022 share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
		(U.S. dollar)		(U.S. dollar)
June 2022	70,772	4.97	70,772	199,646,685
July 2022	2,183,299	4.69	2,183,299	189,368,204
August 2022	1,925,957	4.45	1,925,957	180,760,471
September 2022	1,991,184	4.77	1,991,184	171,222,222
October 2022	3,802,289	4.73	3,802,289	153,146,531
November 2022	2,015,535	4.87	2,015,535	143,285,610
March 2023	67,946	6.94	67,946	142,812,414
Total	12,056,982	4.72	12,056,982	142,812,414

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Nasdaq Stock Market Rule 5605(c) requires each issuer to have an audit committee of at least three members. Nasdaq Stock Market Rule 5605(b) requires that a majority of the board of directors must be comprised of independent directors. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2022. We currently follow our home country practice and have a two-person audit committee. In addition, our board of directors is currently not composed of a majority of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are permitted to follow home country practice in lieu of the relevant requirements of the Rule 5600 Series of the Nasdaq Stock Market Rules.

Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, Hello Group Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB, was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Hello Group Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in Hello Group Inc. or the VIEs, (iii) none of the members of the board of directors of Hello Group Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Hello Group Inc. or the VIEs contains any charter of the Chinese Communist Party.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

For the year ended December 31, 2022, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in the mainland China and substantially all of our long-lived assets are located in the mainland China. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, cost and expenses, operating income, as well as net income.

The consolidated financial statements of our company and our three operating segments are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.6	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Power of attorney by each shareholder of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.8	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.9	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	Shareholder confirmation letter by each of the shareholders of Beijing Momo, dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.12	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.13	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.14	Exclusive business operation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.15	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.16	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.17	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.18	Business operation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.19	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.20	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.21	Power of attorney by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.22	Shareholder confirmation letter by Beijing Momo and Tianjin Mingqiao, the shareholders of Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.23	Exclusive cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 18, 2018 (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.24	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

Exhibit Number	Description of Document

4.25	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.26	Business Operation Agreement by and between Beijing Momo IT and Beijing Momo, dated April 18, 2022 (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.27	Supplemental Agreement to Exclusive Technology Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Momo, dated April 18, 2022 (incorporated by reference to Exhibit 4.82 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.28*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Yiliulinger and Hainan Yilingliuer, dated June 21, 2022

4.29*	Exclusive Business Cooperation Agreement by and between Beijing Yiliulinger and Hainan Yilingliuer, dated June 21, 2022

4.30*	Power of attorney by Li Wang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.31*	Power of attorney by Ying Zhang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.32*	Exclusive option Agreement by and between Beijing Yiliulinger and Li Wang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.33*	Exclusive option Agreement by and between Beijing Yiliulinger and Ying Zhang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.34*	Shareholder confirmation letter by Li Wang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.35*	Shareholder confirmation letter by Ying Zhang, the shareholder of Hainan Yilingliuer, dated June 21, 2022

4.36*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Li Wang, dated June 21, 2022

4.37*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Yilingliuer and Ying Zhang, dated June 21, 2022

4.38*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Yiliulinger and Hainan Miaoka, dated June 21, 2022

4.39*	Exclusive Business Cooperation Agreement by and between Beijing Yiliulinger and Hainan Miaoka, dated June 21, 2022

4.40*	Power of attorney by Li Wang, the shareholder of Hainan Miaoka, dated June 21, 2022

4.41*	Power of attorney by Yong Liu, the shareholder of Hainan Miaoka, dated June 21, 2022

4.42*	Exclusive option Agreement by and between Beijing Yiliulinger and Li Wang, the shareholder of Hainan Miaoka, dated June 21, 2022

4.43*	Exclusive option Agreement by and between Beijing Yiliulinger and Yong Liu, the shareholder of Hainan Miaoka, dated June 21, 2022

4.44*	Shareholder confirmation letter by Li Wang, the shareholder of Hainan Miaoka, dated June 21, 2022

4.45*	Shareholder confirmation letter by Yong Liu, the shareholder of Hainan Miaoka, dated June 21, 2022

4.46*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Li Wang, dated June 21, 2022

4.47*	Equity interest pledge agreement by and among Beijing Yiliulinger, Hainan Miaoka and Yong Liu, dated June 21, 2022

4.48*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Wozaixiangxiang and Tianjin Nishuodedoudui, dated August 19, 2022

4.49*	Exclusive Business Cooperation Agreement by and between Beijing Wozaixiangxiang and Tianjin Nishuodedoudui, dated August 19, 2022

4.50*	Power of attorney by Jie Chen, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

4.51*	Power of attorney by Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

4.52*	Exclusive option Agreement by and between Beijing Wozaixiangxiang and Jie Chen, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

4.53*	Exclusive option Agreement by and between Beijing Wozaixiangxiang and Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

Exhibit Number	Description of Document

4.54*	Shareholder confirmation letter by Jie Chen, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

4.55*	Shareholder confirmation letter by Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated August 19, 2022

4.56*	Equity interest pledge agreement by and among Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and Jie Chen, dated August 19, 2022

4.57*	Equity interest pledge agreement by and among Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and Yong Liu, dated August 19, 2022

4.58*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022

4.59*	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022

4.60*	Power of attorney by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.61*	Power of attorney by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.62*	Exclusive option Agreement by and between Beijing Momo IT and Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.63*	Exclusive option Agreement by and between Beijing Momo IT and Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.64*	Shareholder confirmation letter by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.65*	Shareholder confirmation letter by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022

4.66*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Shasha Li, dated September 15, 2022

4.67*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Ying Zhang, dated September 15, 2022

4.68*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022

4.69*	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022

4.70*	Power of attorney by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.71*	Power of attorney by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.72*	Exclusive option Agreement by and between Beijing Momo IT and Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.73*	Exclusive option Agreement by and between Beijing Momo IT and Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.74*	Shareholder confirmation letter by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.75*	Shareholder confirmation letter by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022

4.76*	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Minyan Wang, dated September 15, 2022

4.77*	Equity interest pledge agreement by and among Beijing Momo IT, SpaceTime Beijing and Shasha Li, dated September 15, 2022

4.78*	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Top Maker, dated February 16, 2023

4.79*	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Top Marker, dated February 16, 2023

4.80*	Power of attorney by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023

4.81*	Power of attorney by Kuan He, the shareholder of Beijing Top Maker, dated February 16, 2023

4.82*	Exclusive option Agreement by and between Beijing Momo IT and Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023

Exhibit Number	Description of Document

4.83*	Exclusive option Agreement by and between Beijing Momo IT and Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023

4.84*	Shareholder confirmation letter by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023

4.85*	Shareholder confirmation letter by Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023

4.86*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Fei Dai, dated February 16, 2023

4.87*	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Kuan he, dated February 16, 2023

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*.	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hello Group Inc.

By:	/s/ Yan Tang
	Name:	Yan Tang
	Title:	Chief Executive Officer

Date: April 25, 2023

Hello Group Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hello Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hello Group Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Revenue Recognition - live video service revenue and virtual gift service revenue - Refer to Note 2 of the financial statements
Critical Audit Matter Description
The Company generates live video service revenue and virtual gift service revenues from sales of virtual items to users of the Group’s platform which can be consumed on the platform. Revenue related to each of the virtual items is recognized at the point-in-time when the virtual item is consumed by paying users. Because of the nature of the Company’s virtual items, the Company uses automated systems to process and record its revenue transactions. We identified live video service revenue and virtual gift service revenue as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals and data analytics specialists to assist with the performance of certain procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to this critical audit matter included the following, among others:

•	With the assistance of our IT specialists and data analytics specialists, we:

—
Identified the significant systems used to process the revenue transactions related to the virtual items and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

—	Performed testing of automated controls over revenue recognition with respect to the revenue recognition related to the virtual items.

—
Tested the operating effectiveness of internal controls related to the approval of the underlying calculation logic to the automated revenue recognition process, the daily reconciliation over the consumption data between systems, and the review of the monthly revenue recognized.

—	Performed procedures to reconcile the cash received and recorded in the payment system with the collection records of major third-party online payment channels.

—	On a sample basis, recalculated the live video service revenue and virtual gift service revenue amount recognized by utilizing computer-assisted audit techniques.

—	Performed data analytics on users’ behaviors in the platform and evaluated trends in the recorded revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People’s Republic of China
April 25, 2023
We have served as the Company’s auditor since 2014.

Hello Group Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,

	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,570,563	5,018,129	727,560
Short-term deposits	2,860,000	5,300,000	768,428
Restricted cash	—	97,706	14,166
Short-term investments	—	300,240	43,531
Accounts receivable, net of allowance for doubtful accounts of RMB15,127 and RMB5,870 as of December 31, 2021 and 2022, respectively	205,225	188,711	27,361
Amounts due from related parties	—	55	8
Prepaid expenses and other current assets	775,072	819,706	118,846

Total current assets	9,410,860	11,724,547	1,699,900
Long-term deposits	7,200,000	2,600,000	376,965
Long-term restricted cash	76,471	82,766	12,000
Right-of-use assets, net	257,934	115,520	16,749
Property and equipment, net	180,664	172,984	25,080
Intangible assets, net	27,320	22,203	3,219
Rental deposits	19,204	20,737	3,007
Long-term investments	820,006	893,988	129,616
Other non-current assets	83,930	162,499	23,560
Deferred tax assets	34,849	34,343	4,979

Total assets	18,111,238	15,829,587	2,295,075

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB635,635 and RMB509,042 as of December 31, 2021 and 2022, respectively)	726,207	617,022	89,460
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB519,237 and RMB469,076 as of December 31, 2021 and 2022, respectively)	539,967	484,775	70,286
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB304,892 and RMB381,220 as of December 31, 2021 and 2022, respectively)	911,050	797,504	115,627
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to the Company of RMB5,016 and RMB9,178 as of December 31, 2021 and 2022, respectively)	5,016	9,178	1,331
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB31,595 and RMB23,558 as of December 31, 2021 and 2022, respectively)	162,950	88,352	12,810
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB58,183 and RMB37,837 as of December 31, 2021 and 2022, respectively)	125,773	68,765	9,970
Deferred consideration in connection with business acquisitions (including deferred consideration in connection with business acquisitions of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2021 and 2022, respectively)	44,802	26,483	3,840
Convertible senior notes-current (including accounts payable of the consolidated VIEs without recourse to the Company of RMB nil and RMB nil as of December 31, 2021 and 2022, respectively)	—	2,646,168	383,658

Total current liabilities	2,515,765	4,738,247	686,982
Deferred tax liabilities	213,384	22,011	3,191
Convertible senior notes	4,565,292	—	—
Lease liabilities	103,105	33,281	4,825
Other non-current liabilities	128,095	105,410	15,283

Total liabilities	7,525,641	4,898,949	710,281

Commitments and contingencies (Note 18)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 343,142,810 shares issued, 314,836,418 shares outstanding as of December 31, 2021 and 348,891,334 shares issued, 296,606,870 shares outstanding as of December 31, 2022, respectively)	226	230	34
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2021 and 2022 respectively)	51	51	8
Treasury stock	(1,595,339)	(1,991,185)	(288,695)
Additional paid-in capital	7,214,698	7,587,543	1,100,090
Retained earnings	4,677,635	5,320,921	771,461
Accumulated other comprehensive income (loss)	149,368	(140,253)	(20,335)
Non-controlling interest	138,958	153,331	22,231

Total equity	10,585,597	10,930,638	1,584,794

Total liabilities and equity	18,111,238	15,829,587	2,295,075

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues	15,024,188	14,575,719	12,704,172	1,841,932
Cost and expenses:
Cost of revenues (including share-based compensation of RMB18,449, RMB17,941 and RMB14,195 in 2020, 2021 and 2022, respectively)	(7,976,781)	(8,383,431)	(7,421,419)	(1,076,005)
Research and development (including share-based compensation of RMB175,870, RMB139,571 and RMB88,797 in 2020, 2021 and 2022, respectively)	(1,167,677)	(1,131,781)	(1,006,219)	(145,888)
Sales and marketing (including share-based compensation of RMB158,902, RMB70,821 and RMB38,432 in 2020, 2021 and 2022, respectively)	(2,813,922)	(2,604,309)	(2,073,617)	(300,646)
General and administrative (including share-based compensation of RMB325,465, RMB247,438 and RMB260,060 in 2020, 2021 and 2022, respectively)	(763,150)	(624,700)	(596,006)	(86,413)
Impairment loss on goodwill and intangible assets	—	(4,397,012)	—	—

Total cost and expenses	(12,721,530)	(17,141,233)	(11,097,261)	(1,608,952)
Other operating income	228,777	175,947	20,632	2,991

Income (loss) from operations	2,531,435	(2,389,567)	1,627,543	235,971
Interest income	444,471	384,279	368,879	53,482
Interest expense	(78,872)	(73,776)	(83,530)	(12,111)
Other gain or (loss), net	1,500	(16,000)	118,325	17,156

Income (loss) before income tax and share of loss on equity method investments	2,898,534	(2,095,064)	2,031,217	294,498
Income tax expense	(755,620)	(822,556)	(562,281)	(81,523)

Income (loss) before share of loss on equity method investments	2,142,914	(2,917,620)	1,468,936	212,975
Share of (loss) income on equity method investments	(42,522)	(8,084)	11,073	1,605

Net income (loss)	2,100,392	(2,925,704)	1,480,009	214,580

Less: net loss attributable to non-controlling interest	(3,092)	(11,996)	(4,274)	(620)

Net income (loss) attributable to the shareholders of Hello Group Inc.	2,103,484	(2,913,708)	1,484,283	215,200

Net income (loss) per share attributable to ordinary shareholders
Basic	5.05	(7.20)	3.80	0.55
Diluted	4.83	(7.20)	3.65	0.53
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	416,914,898	404,701,910	390,176,367	390,176,367
Diluted	452,081,642	404,701,910	423,810,279	423,810,279
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net income (loss)	2,100,392	(2,925,704)	1,480,009	214,580
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(141,677)	(39,161)	(274,791)	(39,841)

Comprehensive income (loss)	1,958,715	(2,964,865)	1,205,218	174,739
Less: comprehensive (loss) income attributed to the non-controlling interest	(26,004)	(16,603)	10,556	1,530

Comprehensive income (loss) attributable to Hello Group Inc.	1,984,719	(2,948,262)	1,194,662	173,209

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data, or otherwise noted)

			Additional paid-in capital	Treasury stock	Retained earning	Accumulated other comprehensive income (loss)	Non-controlling interests	Total shareholders’ equity
	Ordinary shares
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	417,279,310	272	6,164,781	(402,267)	7,464,585	302,687	188,724	13,718,782
Net income	—	—	—	—	2,103,484	—	(3,092)	2,100,392
Repurchase of shares	—	—	—	(330,207)	—	—	—	(330,207)
Share-based compensation	—	—	578,167	—	—	—	33,629	611,796
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	1,883,774	2	224	—	—	—	—	226
Cash Dividends	—	—	—	—	(1,123,983)	—	—	(1,123,983)
Foreign currency translation adjustment	—	—	—	—	—	(118,765)	(22,912)	(141,677)

Balance as of December 31, 2020	419,163,084	274	6,743,172	(732,474)	8,444,086	183,922	196,349	14,835,329
Net income	—	—	—	—	(2,913,708)	—	(11,996)	(2,925,704)
Repurchase of shares	—	—	—	(862,865)	—	—	—	(862,865)
Share-based compensation	—	—	470,739	—	—	—	(40,788)	429,951
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	4,344,192	3	787	—	—	—	—	790
Cash Dividends	—	—	—	—	(852,743)	—	—	(852,743)
Foreign currency translation adjustment	—	—	—	—	—	(34,554)	(4,607)	(39,161)

Balance as of December 31, 2021	423,507,276	277	7,214,698	(1,595,339)	4,677,635	149,368	138,958	10,585,597
Net income	—	—	—	—	1,484,283	—	(4,274)	1,480,009
Repurchase of shares	—	—	—	(395,846)	—	—	—	(395,846)
Share-based compensation	—	—	372,696	—	—	—	3,817	376,513
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,748,524	4	149	—	—	—	—	153
Cash Dividends	—	—	—	—	(840,997)	—	—	(840,997)
Foreign currency translation adjustment	—	—	—	—	—	(289,621)	14,830	(274,791)

Balance as of December 31, 2022	429,255,800	281	7,587,543	(1,991,185)	5,320,921	(140,253)	153,331	10,930,638

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,

	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income (loss)	2,100,392	(2,925,704)	1,480,009	214,580
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	208,990	155,537	107,015	15,516
Amortization of intangible assets	157,258	109,062	5,116	742
Share-based compensation	678,686	475,771	401,484	58,209
Share of loss (income) on equity method investments	42,522	8,084	(11,073)	(1,605)
Impairment loss on goodwill and intangible assets	—	4,397,012	—	—
Gain on repurchase of convertible senior notes	—	—	(129,575)	(18,787)
Gain or loss on long-term investments	(1,500)	16,000	11,250	1,631
Gain on subsidiary deconsolidation	(6,676)	—	—	—
Gain on disposal of subsidiaries	—	(15,526)	—	—
Gain or loss on disposal of property and equipment	(282)	1,236	(779)	(113)
Provision of losses (income) on receivable and other assets	46,075	(263)	(528)	(77)
Cash received on investment income distribution	1,153	—	1,708	248
Changes in operating assets and liabilities
Accounts receivable	52,247	(10,374)	20,338	2,949
Prepaid expenses and other current assets	(59,117)	(151,162)	(52,928)	(7,674)
Amount due from a related party	4,382	—	(55)	(8)
Deferred tax assets	4,569	(2,354)	507	74
Rental deposits	(4,265)	(343)	1,399	203
Other non-current assets	(138,484)	34,075	60,913	8,832
Accounts payable	(11,716)	30,475	(115,384)	(16,729)
Income tax payable	82,514	(110,717)	(57,004)	(8,265)
Deferred revenue	8,910	35,106	(56,387)	(8,175)
Accrued expenses and other current liabilities	(120,363)	60,668	(182,708)	(26,490)
Amount due to related parties	(10,144)	(14,446)	4,162	603
Deferred tax liabilities	(39,315)	180,173	(187,119)	(27,130)
Share-based compensation liability	—	(678,153)	—	—
Other non-current liabilities	85,053	(34,959)	(73,470)	(10,652)

Net cash provided by operating activities	3,080,889	1,559,198	1,226,891	177,882

Cash flows from investing activities
Purchase of property and equipment	(124,143)	(95,323)	(80,445)	(11,663)
Payment for long-term investments	(13,500)	(415,052)	(70,343)	(10,199)
Purchase of short-term deposits	(14,949,665)	(4,976,688)	(1,700,000)	(246,477)
Cash received on maturity of short-term deposits	19,577,159	9,667,570	5,410,000	784,376
Cash received on investment income distribution	—	5,610	3,523	511
Cash of disposed subsidiaries	—	(8,750)	—	—
Purchase of long-term deposits	(5,250,000)	(1,850,000)	(2,750,000)	(398,713)
Cash received on maturity of long-term deposits	—	200,000	1,200,000	173,984
Payment for short-term investments	(10,000)	—	(300,000)	(43,496)
Cash received from sales of short-term investment	10,000	—	—	—
Cash received from sales of long-term investment	12,000	20,000	—	—
Other investing activities	(317)	2,975	3,110	451

Net cash (used in) provided by investing activities	(748,466)	2,550,342	1,715,845	248,774

Cash flows from financing activities
Deferred payment for business acquisition	(18,354)	(12,957)	(21,421)	(3,106)
Proceeds from exercise of share options	226	776	163	24
Repurchase of ordinary shares	(330,207)	(862,865)	(392,374)	(56,889)
Repurchase of subsidiary’s share options	(25,832)	(59,120)	(40,943)	(5,936)
Dividends payment	(1,123,983)	(852,743)	(840,997)	(121,933)
Payment for redemption of convertible bonds	—	—	(2,136,987)	(309,834)

Net cash used in financing activities	(1,498,150)	(1,786,909)	(3,432,559)	(497,674)

Effect of exchange rate changes	(80,944)	(41,669)	41,390	6,001

Net increase (decrease) in cash, cash equivalent and restricted cash	753,329	2,280,962	(448,433)	(65,017)
Cash and cash equivalents and restricted cash at the beginning of year	2,612,743	3,366,072	5,647,034	818,743

Cash, cash equivalent and restricted cash at the end of year	3,366,072	5,647,034	5,198,601	753,726

Non-cash investing and financing activities
Payable for purchase of property and equipment	8,403	4,878	9,467	1,373
Right-of-use assets acquired in operating lease	236,499	166,844	22,238	3,224
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Hello Group Inc. (the “Company
”)
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
In May 2018, the Company completed the acquisition of 100% equity stake of Tantan Limited (“Tantan”). Tantan is a leading social and dating app that was founded in 2014. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. The total consideration consisted of cash consideration of RMB3,930,246 (US$613,181) and 5,328,853 Class A ordinary shares of the Company.
As of December 31, 2022, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

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
Beijing Momo Technology Co., Ltd. (“Beijing Momo”) *
QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”) *
Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”) *
Hainan Miaoka Network Technology Co., Ltd. (“Miaoka”) *
Beijing Top Maker Culture Co, Ltd. (“Beijing Top Maker”) *
Beijing Perfect Match Technology Co, Ltd. (“Beijing Perfect Match”) *
SpaceTime (Beijing) Technology Co, Ltd. (“SpaceTime Beijing”) *
Tianjin Nishuodedoudui Technology Co., Ltd. (“Tianjin Nishuodedoudui”) *
Hainan Yilingliuer Network Technology Co., Ltd. (“Hainan Yilingliuer”) *
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin, Miaoka, Tantan Culture, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing, Tantan Apollo, Tianjin Nishuodedoudui and Hainan Yilingliuer. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, WFOEs, or the VIEs.
The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,

	2021	2022
	RMB	RMB
Cash and cash equivalents	2,474,974	2,108,248
Short-term deposits	550,000	850,000
Other current assets	590,022	654,109

Total current assets	3,614,996	3,612,357
Long-term deposits	750,000	—
Long-term investments	404,524	380,187
Other non-current assets	241,500	291,841

Total assets	5,011,020	4,284,385

Accounts payable	635,635	509,042
Deferred revenue	519,237	469,076
Other current liabilities	399,686	451,793

Total current liabilities	1,554,558	1,429,911
Other non-current liabilities	63,095	34,059

Total liabilities	1,617,653	1,463,970

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

	For the years ended December 31,

	2020	2021	2022
	RMB	RMB	RMB
Net revenues	14,902,691	14,336,539	12,152,997
Net income	6,734,471	5,674,607	4,593,510
Net cash provided by operating activities	6,906,938	5,748,529	4,445,523
Net cash (used in) provided by investing activities	(757,949)	254,093	451,928
Net cash provided by financing activities	—	—	—
The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized
on the consolidated balance sheets.
The VIEs contributed an aggregate of 99.2%, 98.4% and 95.7% of the consolidated net revenues for each of the years ended December 31, 2020, 2021 and 2022, respectively. As of the fiscal years ended December 31, 2021 and 2022, the VIEs accounted for an aggregate of 27.7% and 27.1%, respectively, of the consolidated total assets, and 21.5% and 29.9%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term deposits and long-term deposits.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
Short-term restricted cash
Short-term restricted cash represents RMB deposits in restricted bank accounts that cannot be withdrawn related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform. The Company considers the expected timing of the release of the restrictions to determine the appropriate financial statement classification.
Short-term deposits
Short-term deposits consist of bank deposits with an original maturity of over three months but within one year.
Short-term investments
Short-term investments include wealth management products with a variable interest rate indexed to performance of underlying assets, which are with an original maturity of less than 12 months. The Group elects the fair value option to record the investments at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are recorded under “interest income” in the consolidated statements of operations.
Long-term restricted cash
Long-term restricted cash represents US dollar deposits held in escrow account related to payable to Tantan’s founders in accordance with its share options repurchase agreement. The Company considers the expected timing of the release of the restrictions is more than one year.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, short-term investments, restricted cash, long-term deposits, accounts receivable, equity securities without readily determinable fair value, fair value option investment, accounts payable, deferred revenue, convertible senior notes, income tax payable and amount due to related parties.
The Group carries its fair value option investment at fair value. Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of restricted cash, accounts receivable, accounts payable, deferred revenue, income tax payable and amount due to related parties approximate their fair values. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The fair value of the Company’s convertible senior notes and term deposits are discussed in Note 12.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents
, restricted cash, short-term investments and term deposits

of the Group included aggregate amounts of RMB14,691 million and RMB12,600 million as of December 31, 2021 and 2022, respectively, which were denominated in RMB.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, short-term
investments, restricted cash, long-term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,

	2021	2022
A	20%	18%
B	16%	15%
Users or customers accounting for 10% or more of accounts receivables is as follows:

	As of December 31,

	2021	2022
C	8%	12%
Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
An impairment charge is recorded under “share of (loss) income on equity method investments” in the consolidated statements of operations if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.
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
Fair value option investments
The Group elected the fair value option to account for certain partnership units investment in a private fund, and measured the investment using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) (“NAV practical expedient”), whereby the change in fair value is reco gn
ized under “share of (loss) income on equity method investments” in the consolidated statements of operations.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
For the years ended December 31, 2020, 2021 and 2022, the Group’s revenue is reported net of discounts, value added tax and surcharges.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the year ended December 31, 2022

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	5,966,323	544,137	—
Value-added services	5,183,302	823,716	—
Mobile marketing	124,956	—	—
Mobile games	55,732	—	—
Other services	4,781	—	1,225

Total	11,335,094	1,367,853	1,225

	For the year ended December 31, 2021

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	7,475,809	903,136	—
Value-added services	4,845,744	1,126,048	—
Mobile marketing	159,010	—	—
Mobile games	47,712	—	—
Other services	12,930	—	5,330

Total	12,541,205	2,029,184	5,330

	For the year ended December 31, 2020

	Momo	Tantan	QOOL
	RMB	RMB	RMB
Live video service	8,638,810	998,769	—
Value-added services	3,742,637	1,369,545	—
Mobile marketing	198,197	—	—
Mobile games	39,564	—	—
Other services	11,911	—	24,755

Total	12,631,119	2,368,314	24,755

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 2020, 2021 and 2022.

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group recorded no material impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2021 and 2022 that was included in the deferred revenue balance as of January 1, 2021 and 2022 were RMB511,617 and RMB539,967, respectively.
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
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities.
The Group records government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB142,061, RMB63,615 and RMB23,593 for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. Revenue is recognized net of VAT amounted to RMB1,266,603, RMB1,136,147 and RMB977,780 for the years ended December 31, 2020, 2021 and 2022, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8972 on the last trading day of 2022 (December 30, 2022) representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rates.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred. Total advertising expenses incurred were RMB2,255,519, RMB2,192,512 and RMB1,766,995 for the years ended December 31, 2020, 2021 and 2022, respectively.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The key amendments in ASU 2020-06 include: a. removing from U.S. GAAP the separation models for (1) convertible debt with a CCF and (2) convertible instruments with a BCF; b. amending diluted EPS calculations for convertible instruments to require if-converted method; and c. amending the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. For public business entities that are not smaller reporting companies, the amendments in ASU 2020-06 are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Group adopted ASU 2020-06 on January 1, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements.
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The a
m
endments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted ASU 2021-04 on January 1, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements.
In November 2021, FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, which requires business entities to provide certain disclosures when they have received government assistance and use a grant or contribution accounting model by analogy to other accounting guidance. The ASU 2021-10 requires a business entity that has received government assistance must disclose: (a) the nature of the transactions, including a general description of the transactions and the form in which the assistance has been received; (b)the accounting policies used to account for the transactions; and (c) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item in the current reporting period. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. The Group adopted ASU 2021-10 on January 1, 2022 and the adoption did not have a material impact on the Group’s consolidated financial statements.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

In

June 2022, the FASB issued ASU
2022-03,
“Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted.
 The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
3.	SHORT-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Variable-rate financial instruments	—	300,240

	—	300,240

Short-term investments include wealth management products with a variable interest rate indexed to performance of underlying assets, which are with an original maturity of less than 12 months. The Group accounted for it at fair value and recognized a gain of RMB240 resulting from changes in fair value for the year ended December 31, 2022.

F-3
1

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Interest receivable	276,316	346,994
Deposits with third-party payment channels (i)	241,719	242,863
Advance to suppliers (ii)	68,986	81,821
Input VAT (iii)	78,657	58,058
Deferred platform commission cost	37,690	32,004
Prepaid service fee and issuance fee	42,530	26,172
Others	29,174	31,794

	775,072	819,706

(i)
Deposits with third-party payment channels are mainly the cash deposited in certain third-party payment channels by the Group for the broadcasters and the gift recipients who received the virtual items in the value-added service to withdraw their revenue sharing and the customer payment to the Group’s account through the third-party payment channels.

(ii)	Advance to suppliers were primarily for advertising fees and related service fees.
(iii)
Input VAT mainly occurred from the purchasing of goods or other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

F-3
2

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

5.	LONG-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	73,235	73,632
Hangzhou Aqua Ventures Investment Management L.P. (ii)	52,080	48,328
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iii)	39,155	36,961
Others (vi)	37,928	45,309
Equity securities without readily determinable fair values
58 Daojia Ltd. (iv)	300,000	300,000
Hangzhou Faceunity Technology Limited (iv)	70,000	70,000
Hunan Qindao Cultural Spread Ltd. (iv)	30,000	30,000
Haining Yijiayi Culture Co., Ltd. (iv)	25,000	25,000
Shenzhen INMO Technology Co., Ltd. (iv)	—	55,343
Others (vi)	77,125	65,875
Fair value option investment
AEZ Capital Feeder Fund (v)	115,483	143,540

	820,006	893,988

The Group performed impairment analysis for equity method investments and equity securities without readily determinable fair values periodically. Impairment losses of RMB10,500, RMB18,000 and RMB11,250 were recorded for long-term investments under “other gain or loss, net” in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

F-3
3

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

5.	LONG-TERM INVESTMENTS - continued

(i)
On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2021 and 2022. The Group recognized its share of partnership profit or (loss) in Jingwei of RMB4,964, RMB(5,147) and RMB397 during the years ended December 31, 2020, 2021 and 2022, respectively.

(ii)
On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The Group recognized its share of partnership loss in Aqua of RMB42,458, RMB11,013 and RMB3,752 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group received distribution from Aqua of RMB1,153 during the year ended December 31, 2020.

(iii)
On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000, which had been fully paid as of December 31, 2020. The Group recognized its share of partnership profit in Tianfu of RMB237, RMB2,453 and RMB286 during the years ended December 31, 2020, 2021 and 2022, respectively.

(iv)
The Group invested in certain preferred shares of private companies. On April 9, 2021, the Group entered into a preferred share subscription agreement with 58 Daojia Ltd. for a consideration of RMB300 million
.
The transaction was completed in April 2021.
On March 31, 2022, the Group entered into a share purchase agreement with Shenzhen INMO Technology Co., Ltd for a consideration of RMB55,343. The transaction was completed in April 2022.

As the investments were neither debt security nor
in-substance
common stock, they were accounted as equity securities without readily determinable fair values and measured at fair value using the measurement alternative. There has been no orderly transactions for the identical or a similar investment of the same issuer noted during the year
s
ended December 31, 2021, and 2022.

(v)
In October 2021, the Group completed an investment in an open mutual fund named “AEZ Capital Feeder Fund” (“AEZ”), which is redeemable on a quarterly basis. The Group, as a limited partner, subscribed Class A participating shares with capital contribution of RMB114,707. The Group has significant influence on AEZ and

elected the fair value option to account for this investment using the NAV practical expedient whereby the change in fair value of RMB779 and RMB19,010 was recognized during the year ended December 31, 2021 and 2022.

(vi)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

6.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Computer equipment	758,097	792,586
Office equipment	175,852	197,160
Vehicles	4,422	4,171
Leasehold improvement	110,169	135,757
Less: accumulated depreciation	(867,876)	(956,884)
Exchange difference	—	194

	180,664	172,984

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 were RMB208,990, RMB155,537 and RMB107,015, respectively.

F-3
4

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

7.	INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Trade name	636,902	689,333
Active user	340,523	368,555
Technology	25,949	28,086
License	51,178	51,178
Less: accumulated amortization	(521,184)	(526,300)
Less: accumulated impairment loss	(538,109)	(538,109)
Exchange difference	32,061	(50,540)

Net book value	27,320	22,203

Amortization expenses charged to the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022 were RMB157,258, RMB109,062 and RMB5,116, respectively. The impairment loss on acquired intangible assets was nil, RMB538,109 and nil for the years ended December 31, 2020, 2021 and 2022. Refer to Note 8 for further details.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2023	5,116
2024	5,116
2025	5,116
2026	5,116
2027	1,358
Thereafter	381

Total	22,203

8.	GOODWILL

	Momo	Tantan	Total
	RMB	RMB	RMB
Balance, as of January 1, 2021	22,130	4,066,273	4,088,403
Impairment loss	(22,130)	(3,971,300)	(3,993,430)
Foreign exchange differences	—	(94,973)	(94,973)

Balance, as of December 31, 2021 and 2022	—	—	—

F-3
5

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

8.	GOODWILL - continued

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. The Group performed a goodwill impairment analysis as of December 31, 2021. When determining the fair value of both the Momo and Tantan reporting units, the Group used a discounted cash flow model that included a number of significant unobservable inputs (Level 3).
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

No goodwill balance as of December 31, 2022.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accrued payroll and welfare	233,918	210,853
Balance of users’ virtual accounts	134,282	136,757
Payable for advertisement	259,466	135,569
Contingent loss liability(Note 18)	—	92,881
Accrued professional services and related service fee	53,922	54,833
Other tax payables	60,749	48,752
Payable for repurchase of subsidiary’s share options	57,548	25,604
VAT payable	23,661	16,333
Others	87,504	75,922

Total	911,050	797,504

F-3
6

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

10.	CONVERTIBLE SENIOR NOTES
In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events. During the year ended December 31, 2021, the conversion rate was adjusted to 16.9816 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$58.89 per ADS) due to the cash dividend paid in April 2021. During the year ended December 31, 2022, the conversion rate was adjusted to 19.1861 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$52.12 per ADS) due to the cash dividend paid in April 2022.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes will have the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes
, therefore the Notes are reclassified as current liabilities as of December 31, 2022.
As of December 31, 2021 and 2022, no Notes were converted into the Company’s
ADSs.
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
During the year ended December 31, 2022, the Company repurchased RMB2,331,509 (US$338,037) aggregate principal amount of convertible senior notes from certain holders, for an aggregate repurchase price of RMB2,136,987 (US$320,048) including accrued and unpaid interest, which resulted in a gain of RMB129,575 recorded under “other gain or loss, net” in the consolidated statements of operations. As of December 31, 2021 and 2022, the carrying value of the Notes was RMB4,565,292and RMB2,646,168, including unamortized issuance cost of RMB54,843 and RMB 22,793, respectively. The issuance costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the years ended December 31, 2021 and 2022. Amortization and interest expenses related to the convertible senior notes amounted to RMB73,776 and RMB83,530 during the years ended December 31, 2021 and 2022.
As of December 31, 2022, the Notes will be repaid according to the following schedule, assuming the holders of the Notes will not exercise the right to require the Company to repurchase all or part of their notes in cash on July 1, 2023.

Amounts
RMB
2023	33,362
2024	33,362
2025	2,685,642
Less imputed interest	106,198

Total	2,646,168

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

11.	LEASES
Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities in different cities in the PRC. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the lease term. The Company elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Total operating lease expense was RMB190,561 and RMB170,547, including RMB11,270 and RMB9,657 short-term lease expense for the years ended December 31, 2021 and 2022, respectively. The operating lease expense was recorded in cost and expenses on the consolidated statements of operations.

	For the years ended December 31
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	165,373	161,743
Non-cash right-of-use assets obtained in exchange for new lease obligations:
Operating leases	166,844	22,238
Weighted average remaining lease term
Operating leases	2.11	1.63
Weighted average discount rate
Operating leases	3.48%	3.57%
As of December 31, 2022, the Group has no significant lease contract that has been entered into but not yet commenced, and the future minimum payments under operating leases were as follows:

Amounts
RMB
2023	89,642
2024	22,245
2025 and thereafter	13,210
Less imputed interest	3,464

Total	121,633

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

12.	FAIR VALUE
Measured on a recurring basis
The Group measures its financial assets and liabilities including cash and cash equivalents, short-term investments and fair value option investment at fair value on a recurring basis as of December 31, 2021 and 2022. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Short-term investments consist of wealth management products with a variable interest rate and the Group elects the fair value option to record investments at fair value. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For fair value option investements that use NAV practical expedient to measure fair value, it is not categorized in the fair value hierarchy per ASC 820.

F-3
8

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

12.	FAIR VALUE - continued
Measured on a recurring basis
- continued

As of December 31, 2021 and 2022, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2021	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	5,570,563	5,570,563	—	—

Total	5,570,563	5,570,563	—	—

	Fair Value Measured as of December 31,
Description	2022	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	5,018,129	5,018,129	—	—
Short-term investments	300,240	—	300,240	—

Total	5,318,369	5,018,129	300,240	—

Disclosed on a recurring basis
The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2021 and 2022, the fair value of the Notes was RMB4,007,967 and RMB2,555,530, respectively. As of December 31, 2021 and 2022, the fair value of the short-term deposits and long-term deposits was RMB10,336,316 and RMB8,246,994, respectively, and the interest rates were determined based on the prevailing interest rates in the market (Level 2).

F-3
9

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

12.	FAIR VALUE - continued

Measured on nonrecurring basis
The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the years ended December 31, 2021 and 2022, the Group recorded an impairment loss of RMB nil and RMB4,600, respectively.
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2021 and 2022, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB18,000 and RMB11,250, respectively.
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
BVI
Momo BVI is a
tax-exempted
company incorporated in the BVI.
Hong Kong
The Company’s subsidiaries domiciled in Hong Kong are subject to a two-tiered
income tax rate for taxable income earned in Hong Kong effective since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by the company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. In addition, to avoid abuse of the two-tiered
tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered
tax rate. Momo HK received special dividend of RMB1,300 million and RMB3,600
m
illion from WFOE Beijing Momo IT during the years ended December
 31, 2021 and 2022, respectively. Withholding taxes of RMB130 million and RMB360 million in connection with these dividends were fully paid during the years ended December 31, 2021 and 2022.
Singapore
The Company’s subsidiaries domiciled in Singapore are subject to a tax rate of 17% on their taxable income.

F-
40

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

13.	INCOME TAXES - continued

PRC
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
Chengdu Momo Technology Co., Ltd (“Chengdu Momo”) has qualified as western China development enterprise since 2014. According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year ended December 31, 2022 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
In December 2022, Tantan Technology renewed the qualification as HNTE. As such, Tantan Technology enjoyed a preferential tax rate of
15% from 2019 to 2024. Tantan Technology applied for Software Enterprise (“SE”) status for fiscal year 2020 and 2021 and was approved in 2021 and 2022 respectively, which entitled Tantan Technology to enjoy an income tax exemption in 2020 and 2021. Accordingly, in 2021 and 2022 Tantan Technology recorded the preferential tax rate adjustment from 15% to 0% for income tax expense of the fiscal year of 2020 and 2021. The other entities incorporated in the PRC are subject to an enterprise income tax at a rate of 25%.
During the year ended December 31, 2022, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax audit on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2018 to 2022 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 202
2
, at the tax authority’s discretion.
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

F-4
1

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

13.	INCOME TAXES - continued
PRC
- continued

If any entity within the Group that is outside the PRC were to be a non-resident
for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. During the year ended December 31, 2020, 2021 and 2022, Beijing Momo IT paid RMB220 million, RMB130 million and RMB360 million, respectively, withholding tax when it paid a special dividend to its parent company, Momo HK. Except for the withholding tax paid in 2021, the Group has accrued additional withholding tax of RMB207 million and RMB164 million on retained earnings generated in 2021 and 2022 by Beijing Momo IT, because Beijing Momo IT’s earnings are to be remitted to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc.
Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs are available for reinvestment. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any other withholding tax on any of the aforementioned undistributed earnings except for retained earnings generated in 2021 and 2022 by Beijing Momo IT, because the rest of the subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. Accordingly, no deferred tax liability was recorded for taxable temporary differences attributable to the undistributed earnings because the Company believes the undistributed earnings can be distributed in a manner that would not be subject to income tax.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Advertising expense	360,876	403,600
Net operating loss carry-forward	203,839	224,193
Accrued expenses	23,983	24,601
Impairment on long-term investments	20,742	20,929
Less: valuation allowance	(574,591)	(638,980)

Deferred tax assets, net	34,849	34,343

Deferred tax liabilities:
Intangible assets acquired	5,956	5,327
Accelerated tax depreciation	—	4,999
Withholding income tax	207,428	11,685

Deferred tax liabilities, net	213,384	22,011

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
As of December 31, 2022, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the PRC, VIEs, and VIEs’ subsidiaries amounted to RMB738,537. The net operating loss in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter.
As of December 31, 2022, the net operating loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB236,115, which would be carried forward indefinitely and set off against its future taxable profits.

F-4
2

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

13.	INCOME TAXES - continued
PRC
- continued

As of December 31, 2022, the net operating loss carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB83,889, which can be carried forward indefinitely and set off against its future taxable profits.
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
Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income before provision for income tax	2,898,534	(2,095,064)	2,031,217
PRC statutory tax rate	25%	25%	25%
Income tax expense (benefit) at statutory tax rate	724,634	(523,766)	507,804
Permanent differences and Research and development super-deduction	(11,861)	(55,871)	(34,966)
Change in valuation allowance	95,240	118,570	64,389
Effect of income tax rate difference in other jurisdictions	123,778	1,201,729	35,564
Effect of tax holidays and preferential tax rates	(282,775)	(195,209)	(147,894)
Effect of the preferential tax rate adjustment of prior year’s EIT	(113,396)	(60,325)	(26,873)
Effect of PRC withholding tax	220,000	337,428	164,257

Provision for income tax	755,620	822,556	562,281

If Beijing Momo IT, Chengdu Momo and Tantan Technology did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2020, 2021 and 2022, the increase in income tax expenses and resulting net income (loss) per share amounts would be as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Increase in income tax expenses	282,775	195,209	147,894
Net income (loss) per ordinary share attributable to Momo Inc. - basic	4.37	(7.68)	3.43
Net income (loss) per ordinary share attributable to Momo Inc. - diluted	4.20	(7.68)	3.30
No significant unrecognized tax benefit were identified for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any material interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

F-4
3

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

14.	ORDINARY SHARES
In 2020, 2021 and 2022, 1,883,774, 4,344,192 and 5,748,524 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 16), respectively.
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
On June 7, 2022, the Company’s Board of Directors authorized a share repurchase program (“2022 share repurchase program”) under which the Company may repurchase up to US$200 million of its shares over the next 24 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.
For the years ended December 31, 2020, 2021 and 2022, the Company repurchased 7,181,576, 21,124,816 and 23,978,072 Class A ordinary shares for US$49,019 (RMB330,207), US$133,395 (RMB862,865) and US$56,714 (RMB395,846) on the open market, at a weighted average price of US$13.63, US$12.61 and US$4.71 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

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
On March 25, 2021, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. US$132,032 (RMB852,743) cash dividend was paid in April 2021 to shareholders of record at the close of business on April 13, 2021. The ex-dividend
date was April 12, 2021. The cash dividend was recorded as a reduction of retained earnings.
On March 24, 2022, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. US$127,262 (RMB840,997) cash dividend was paid in April 2022 to shareholders of record at the close of business on April 13, 2022. The
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

F-4
4

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

The following table summarizes the option activity for the year ended December 31, 2022:

	Number of options	Weighted average exercise price per option (US$)	Weighted average remaining contractual life (years)	Aggregated intrinsic Value (US$)
Outstanding as of December 31, 2021	29,676,253	0.0157	6.69	132,783

Granted	5,601,640	0.0002
Exercised	(5,622,274)	0.0039
Forfeited	(1,410,996)	0.0011

Outstanding as of December 31, 2022	28,244,623	0.0157	6.40	126,375

Exercisable as of December 31, 2022	16,636,567	0.0265	4.78	74,260
There were 16,636,567 vested options, and 10,370,988 options expected to vest as of December 31, 2022. For options expected to vest, the weighted- average exercise price was US$0.0002 as of December 31, 2022 and aggregate intrinsic value was US$52,130 and US$46,564 as of December 31, 2021 and 2022, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2020, 2021, and 2022 was US$ 10.25, US$7.2 and US$2.48, respectively. The total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 was US$14,640, US$28,487 and US$20,261, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield	Exercise price (US$)
2020	1.22%~1.48%	6 years	50.6%~54.4%	—	0.0002
2021	1.64%~1.96%	6 years	50.2%~51.8%	—	0.0002
2022	2.20%~4.86%	6 years	50.3%~57.8%	—	0.0002

(1)	Risk-free interest rate
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

F-4
5

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

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
For employee, executives and
non-employee
share options, the Group recorded share-based compensation of RMB566,681, RMB460,227 and RMB363,361 during the years ended December 31, 2020, 2021 and 2022, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2022, total unrecognized compensation expense relating to unvested share options was RMB406,071, which will be recognized over a weighted average period of 2.15 years. The weighted-average remaining contractual term of options outstanding is 6.40 years.
Restricted share units (“RSUs”) granted by the Company
On April 15, 2020, April 15, 2021 and April 15, 2022, the Company granted 130,000, 130,000 and 130,000 shares of RSUs, respectively, to independent directors under the 2014 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period.
The Group recorded share-based compensation of RMB11,486, RMB10,512 and RMB9,335 for RSUs for the years ended December 31, 2020, 2021 and 2022, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2022, total unrecognized compensation expense relating to unvested RSUs was RMB10,050 which will be recognized over a weighted average period of 1.90 years.
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

F-4
6

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued
Restricted shares granted by QOOL Inc.
- continued

The Group recorded share-based compensation of RMB10,227 for the restricted shares for the years ended December 31, 2020, based on the fair value on the grant dates over the requisite service period of award using the straight-line method. The restricted shares were fully vested during the year ended December 31, 2020.
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
Options classified as equity awards
The following table summarizes the option activity for the year ended December 31, 2022:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2021	4,848,671	1.6232	6.76	—

Granted	926,300	0.0001
Repurchased	(769,889)	1.0237
Forfeited	(384,066)	0.8650

Outstanding as of December 31, 2022	4,621,016	1.4607	6.58	—

Exercisable as of December 31, 2022	3,002,020	2.1096	5.20	—

F-4
7

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as equity awards
- continued

During the years ended December 31, 2021 and 2022, the Company voluntarily repurchased for employees’ vested options upon the termination of their employment with total consideration of RMB119,141 and RMB24,971, respectively. Those options were subsequently canceled. Cash payments amounting to RMB62,276 and RMB89,652 were made during the year ended December 31, 2021 and 2022, respectively. The Group recorded the consideration directly to equity, to the extent that the amount does not exceed the fair value of the vested option repurchased at the repurchase date. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.
There were 3,002,020 vested options, and 1,133,298 options expected to vest as of December 31, 2022. For options expected to vest, the weighted-average exercise price was US$0.26 as of December 31, 2022 and the aggregate intrinsic value amounted to US$ nil and US$ nil as of December 31, 2021 and 2022, respectively.
The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2020, 2021 and 2022 was US$ 3.08, US$1.39 and US$ nil, respectively.
The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise price (US$)
2020	1.52%~1.83%	10 years	53.8%~57.1%	—	0.002~5.0
2021	2.04%~2.04%	10 years	59.0%~59.0%	—	0.002~5.0
2022	4.40%~4.40%	10 years	56.2%~56.2%	—	0.0001

(1)	Risk-free interest rate
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

F-4
8

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

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
For share options classified as equity awards, Tantan recorded share-based compensation of RMB77,807, RMB76,989 and RMB28,788 during the years ended December 31, 2020, 2021 and 2022, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2022, total unrecognized compensation expense relating to unvested share options was RMB1,861 which will be recognized over a weighted average period of 1.31 years. The weighted-average remaining contractual term of options outstanding is 6.58 years.
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
In May 2021, the founders resigned from Tantan and exercised the right to have Tantan repurchased for cash the vested options at the pre-agreed
fixed equity value of US$120,000. Those options were subsequently canceled. The difference between the repurchase price and the fair value of the awards as of settlement date was recorded as an adjustment of share-based compensation during the year ended December 31, 2021. Cash payments amounting to US$108,000 were made to the founders during the year ended December 31, 2021, and the remaining US$12,000 is in an escrow account payable upon certain conditions are met.
There is no remaining share option that has a cash settlement feature as of December 31, 2021 and thereafter.

F-4
9

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

16.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued
Options classified as liability awards
- continued

For share options classified as liability awards, Tantan recorded share-based compensation of RMB
12,485

and
RMB
(71,957)

during the years ended December
31
,
2020

and
2021
,
 respectively, including the impact of the accelerate vesting and the subsequent adjustment of the fair value at each reporting dates and the settlement date.

F-
50

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

17.	NET INCOME (LOSS) PER SHARE
The calculation of net income (loss) per share is as follows:

	For the year ended December 31,
	2020		2021	2022
	RMB		RMB	RMB
Numerator:
Net income (loss) attributed to ordinary shareholders for computing net income (loss) per ordinary share-basic and diluted	2,103,484		(2,913,708)	1,484,283
Denominator:
Denominator for computing net income (loss) per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	416,914,898		404,701,910	390,176,367

Denominator for computing net income (loss) per share-diluted:
Weighted average shares outstanding used in computing net income (loss) per ordinary share-diluted	452,081,642	(i)	404,701,910 (i)	423,810,279	(i)

Net income (loss) per ordinary share attributable to Momo Inc. – basic	5.05		(7.20)	3.80

Net income (loss) per ordinary share attributable to Momo Inc. - diluted	4.83		(7.20)	3.65

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income (loss) per ordinary share for the years ended December 31, 2020, 2021 and 2022, because their effect is anti-dilutive:

	For the year ended December 31,
	2020	2021	2022
Share issuable upon exercise of share options	9,907,671	29,676,253	14,676,458
Share issuable upon exercise of RSUs	220,781	272,500	217,612

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
For the year ended December 31, 2022, an incremental weighted average number of 12,083,613 ordinary shares from the assumed exercise of share options and RSUs and an incremental weighted average number of 21,550,299 ordinary shares resulting from the assumed conversion of convertible senior notes were included.

F-5
1

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

18.	COMMITMENTS AND CONTINGENCIES
Investment commitments
The Group was obligated to subscribe RMB nil and RMB85,000 for partnership interest of certain long-term investees under various arrangements as of December 31, 2021 and 2022, respectively.
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.
For the year ended December 31, 2022, the Group accrued for the loss contingency amounted RMB92.9 million related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform as the Group determines that an unfavorable outcome is probable and the amount is reasonably estimable.
The Group does not believe that any other currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

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

(1)	Amount due from related parties – current

	As of December 31,
	2021	2022
	RMB	RMB
Others	—	55

Total	—	55

(2)	Amount due to related parties – current

	As of December 31,
	2021	2022
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (ii)	5,016	9,178

Total	5,016	9,178

(ii)	The amount of RMB5,016 and RMB9,178 as of December 31, 2021 and 2022 primarily represented the unpaid revenue sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

F-5
2

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

19.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)	Sales to a related party

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	5,627	—	—

Total	5,627	—	—

(iii)	The sales to Hunan Qindao Network Media Technology Co., Ltd. represented mobile marketing services provided.

(4)	Purchases from related parties

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iv)	354,274	253,691	176,674
Beijing Santi Cloud Union Technology Co., Ltd. (v)	5,511	—	—
Beijing Santi Cloud Time Technology Co., Ltd. (v)	3,410	—	—
Beijing Shiyue Haofeng Media Co., Ltd. (iv)	164	—	—
Others	—	115	—

Total	363,359	253,806	176,674

(iv)	The purchases from Hunan Qindao Network Media Technology Co., Ltd. and Beijing Shiyue Haofeng Media Co., Ltd. mainly represented the Revenue Sharing.
(v)	The purchases from Beijing Santi Cloud Union Technology Co., Ltd. and Beijing Santi Cloud Time Technology Co., Ltd. were mainly related to its bandwidth services.

20.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.
During the years ended December 31, 2020, 2021 and 2022, the Group determined that it operated in three operating segments namely Momo, Tantan and QOOL given that the related financial information is separately reviewed by the Group’s CEO. Momo’s services mostly include live video services, value-added services, mobile marketing services and mobile games derived from the Momo’s platform. Tantan’s services mainly include value-added services and live video services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.

F-5
3

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

20.	SEGMENT INFORMATION - continued

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the PRC.
The Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, operating income and net income. Net revenues, operating cost and expenses, operating income, and net income by segment for the years ended December 31, 2020, 2021 and 2022 were as follows:

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

The impairment loss was presented as an unallocated item in the segment information because the CEO does not consider this as part of the segment operating performance measure.

F-5
4

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data, or otherwise noted)

20.	SEGMENT INFORMATION - continued

	For the year ended December 31, 2022

	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	11,335,094	1,367,853	1,225	12,704,172
Cost and expenses:
Cost of revenues	(6,704,020)	(714,936)	(2,463)	(7,421,419)
Research and development	(737,380)	(268,839)	—	(1,006,219)
Sales and marketing	(1,346,692)	(721,889)	(5,036)	(2,073,617)
General and administrative	(547,798)	(33,234)	(14,974)	(596,006)
Total cost and expenses	(9,335,890)	(1,738,898)	(22,473)	(11,097,261)
Other operating income	8,753	11,830	49	20,632
Income (loss) from operations	2,007,957	(359,215)	(21,199)	1,627,543
Interest income	368,051	544	284	368,879
Interest expense	(83,530)	—	—	(83,530)
Other gain or loss, net	118,325	—	—	118,325
Income tax (expenses) benefits	(586,663)	24,382	—	(562,281)
Share of income on equity method investments	11,073	—	—	11,073

Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009

21.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee b enefit
s were RMB209,930, RMB241,672 and RMB 228,137 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

F-5
5

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(in thousands, except share data
, or otherwise noted)

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the board of directors of each of the Group’s subsidiaries.
The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB nil, RMB679 and RMB517 for the years ended December 31, 2020, 2021 and 2022, respectively.
Relevant PRC laws and regulations restrict the WFOEs, VIEs and VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their paid in capital, to the Company in the form of loans, advances or cash dividends. The WFOEs’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. The VIEs and VIEs’ subsidiaries’ revenues and accumulated profits may be transferred to the Company through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB1,475,551, RMB1,508,594 and RMB1,509,111 as of December 31, 2020, 2021 and 2022, respectively.

23.	SUBSEQUENT EVENTS
Special cash dividend
On March 16, 2023, the Company declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. The cash dividend will be paid on May 22, 2023 to shareholders of record at the close of business on April 28, 2023. The ex-dividend
date was April 27, 2023. The aggregate amount of cash dividends to be paid is approximately US$137 million, which will be funded by surplus cash on the Company’s balance sheet.

F-5
6