Form 20-F
period 2024-12-31
Hello Group Inc.
filed 2025-04-28
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
247,821,242 Class A ordinary shares and 80,364,466 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.
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

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“RMB” or “Renminbi” refers to the legal currency of Chinese mainland.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by words or phrases such as “may,” “could,” “should,” “would,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “project,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of mobile social networking platforms, live video services, mobile marketing services, mobile games and online entertainment services;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	government policies and regulations relating to our industry.

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

Current period amounts in this annual report are translated into U.S. dollars for the convenience of the readers. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs

Hello Group Inc. is not a Chinese mainland operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, or the VIEs. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in Chinese mainland. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in Chinese mainland through the VIEs and their subsidiaries, and rely on contractual arrangements among our Chinese mainland subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in Chinese mainland, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions or prohibitions. Revenues contributed by the VIEs accounted for 95.7%, 93.3% and 88.9% of our total revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Hello Group” refers to Hello Group Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in Chinese mainland, including but not limited to Beijing Momo Technology Co., Ltd., or Beijing Momo, Tianjin Heer Technology Co., Ltd., or Tianjin Heer, Loudi Momo Technology Co. Ltd., or Loudi Momo, Chengdu Momo Technology Co. Ltd., or Chengdu Momo, Tantan Culture Development (Beijing) Co., Ltd., or Tantan Culture, Tianjin Apollo Exploration Culture Co., Ltd., or Tianjin Apollo, QOOL Media (Tianjin) Co., Ltd., or Tianjin QOOL Media, Beijing Top Maker Technology Co., Ltd. (formerly known as Beijing Fancy Reader Technology Co., Ltd.), or Beijing Top Maker, Beijing Perfect Match Technology Co., Ltd., or Beijing Perfect Match, SpaceTime (Beijing) Technology Co., Ltd., or SpaceTime Beijing, and Tianjin Nishuodedoudui Technology Co., Ltd., or Tianjin Nishuodedoudui.

Our subsidiaries, the VIEs and their shareholders have entered into a series of contractual agreements. These contractual arrangements enable us to:

•	receive the economic benefits that could potentially be significant to the VIEs in consideration for the services provided by our subsidiaries;

•	exercise effective control over the VIEs; and

•	hold an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the Chinese mainland legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, there are very few precedents as to whether contractual arrangements would be judged to form effective control over the VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the Chinese mainland courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in Chinese mainland, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the Chinese mainland regulatory authorities may take action in dealing with such violations or failures. If the Chinese mainland government deems that our contractual arrangements with the VIEs do not comply with Chinese mainland regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Since Chinese mainland administrative and court authorities have authority in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our Chinese mainland subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIEs. Uncertainties in the Chinese mainland legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the Chinese mainland government finds that the agreements that establish the structure for operating our business in Chinese mainland do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in Chinese mainland, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our Chinese mainland subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Hello Group Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our Chinese mainland subsidiaries and the VIEs that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Other Risks Related to Our Chinese mainland Operations

We face various risks and uncertainties related to doing business in Chinese mainland. Our business operations are primarily conducted in Chinese mainland, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with recent statements and regulatory actions by Chinese mainland’s government, such as those related to the use of variable interest entities, regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other overseas exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in Chinese mainland, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland.”

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

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Chinese mainland—The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other Chinese mainland anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

Chinese mainland government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, Chinese mainland-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—The Chinese mainland government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in Chinese mainland, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in Chinese mainland, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Since then, the PCAOB has not issued any new determination regarding its ability to inspect or investigate registered public accounting firms headquartered in Chinese mainland and Hong Kong. As a result, we were no longer identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we continue to use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements to be filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Chinese mainland—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flow Through Our Organization

Hello Group Inc. is a holding company with no operations of its own. We conduct our operations primarily through our Chinese mainland subsidiaries, the VIEs and their subsidiaries in Chinese mainland. As a result, Hello Group Inc.’s ability to pay dividends depends upon dividends paid by our Chinese mainland subsidiaries. If our existing Chinese mainland subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current Chinese mainland regulations permit our Chinese mainland subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with Chinese mainland accounting standards and regulations. Furthermore, each of our Chinese mainland subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in Chinese mainland is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings.

Under PRC laws and regulations, our Chinese mainland subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB1.5 billion, RMB1.5 billion and RMB1.5 billion (US$0.2 billion) as of December 31, 2022, 2023 and 2024, respectively. For risks relating to the fund flows of our operations in Chinese mainland, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our Chinese mainland subsidiaries to fund cash and financing requirements. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

For the years ended December 31, 2022, 2023 and 2024, the Company declared and distributed cash dividends with amount of US$127.3 million, US$136.6 million and US$98.9 million to its investors, respectively, which was funded by surplus cash on our balance sheet.

For the year ended December 31, 2022, Beijing Momo IT declared and distributed dividends with amount of RMB3,600.0 million to its offshore parent company, Momo HK. For the year ended December 31, 2023, Beijing Momo IT declared dividends with amount of RMB1,800.0 million, which was paid in January 2024. For the year ended December 31, 2024, Beijing Momo IT declared dividends with amount of RMB6,000.0 million (US$822.0 million), among which RMB4,000.0 million (US$548.0 million) was paid in 2024 and RMB2,000.0 million (US$274.0 million) was paid in the first quarter of 2025. Withholding taxes of RMB360.0 million, RMB180.0 million, RMB200.0 million (US$27.4 million) and RMB100.0 million (US$13.7 million) in connection with the dividends were fully paid during the years ended December 31, 2022, 2023, 2024 and the first quarter of 2025, respectively.

Under PRC law, Hello Group Inc. may provide funding to our Chinese mainland subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Hello Group Inc., its subsidiaries and the VIEs may also transfer cash through intra-group transactions.

For the years ended December 31, 2022, 2023 and 2024, Hello Group Inc. provided loans of RMB6.6 million to, and received repayment of RMB145.4 million and nil from, respectively, its subsidiaries outside of Chinese mainland, or the Other Subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, the Other Subsidiaries provided loans of nil, nil and RMB1,394.9 million (US$191.1 million, respectively, to Hello Group Inc..

For the years ended December 31, 2022, 2023 and 2024, Hello Group Inc. did not provide capital contributions to its subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, the Chinese mainland subsidiaries provided loans of nil, RMB4,600 million to, and received repayment of RMB3,500.0 million (US$479.5 million) from, respectively, Hello Group Inc..

For the years ended December 31, 2022, 2023 and 2024, the Chinese mainland subsidiaries of Hello Group Inc. provided loans of nil, nil and RMB1,660 million (US$227.4 million), respectively, to the Other Subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, the VIEs provided loans with principal amount of RMB1,232.9 million, RMB697.4 million and RMB1,967.3 million (US$269.5 million), respectively, to our Chinese mainland subsidiaries and there was no repayment from our Chinese mainland subsidiaries to the VIEs.

The VIEs may transfer cash to the subsidiaries of Hello Group Inc. by paying service fees and license fees pursuant to certain contractual arrangements among them, and we intend to settle the services fees and license fees through such contractual arrangements going forward. For the years ended December 31, 2022, 2023 and 2024, subsidiaries of Hello Group Inc. received license fee, technical service fees and non-technical services fees with amount of RMB4,369.7 million, RMB3,948.9 million and RMB3,125.1 million (US$428.1 million), respectively, from the VIEs.

For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to the subsidiaries of Hello Group Inc. for other operation service fees were RMB49.4 million, RMB7.8 million and RMB13.2 million (US$1.8 million), respectively. For the years ended December 31, 2022, 2023 and 2024, cash paid by the subsidiaries of Hello Group Inc. to VIEs for other operation service fees were nil, RMB0.2 million and RMB82.2 thousand (US$11.3 thousand), respectively.

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

Our Chinese mainland subsidiaries may charge the VIEs for services provided to the VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our Chinese mainland subsidiaries and eliminate in consolidation. For income tax purposes, our Chinese mainland subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our Chinese mainland subsidiaries and are tax neutral.

Permissions Required from the Chinese mainland Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in Chinese mainland. Our operations in Chinese mainland are governed by PRC laws and regulations. As of the date of this annual report, our Chinese mainland subsidiaries, the VIEs and their subsidiaries have obtained the requisite licenses and permits from the Chinese mainland government authorities that are material for the business operations of our holding company, the VIEs in Chinese mainland, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, and the Internet Culture Operation License. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future, and may not be able to maintain or renew our current licenses, permits, filings or approvals. For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in Chinese mainland, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Furthermore, under current PRC laws, regulations and regulatory rules, we, our Chinese mainland subsidiaries and the VIEs may be required to obtain permissions from or complete filings with the CSRC, and may be required to go through cybersecurity review by the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other Chinese mainland regulatory authorities, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Chinese mainland—Chinese mainland regulation of loans to, and direct investment in, Chinese mainland entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our Chinese mainland subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our Chinese mainland subsidiaries.”

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

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	1,170,891	—	9,392,080	—	10,562,971
Inter-company revenues	—	—	3,104,475	78	(3,104,553)	—
Total costs and expenses	(126,880)	(1,214,335)	(1,798,460)	(9,054,082)	3,104,553	(9,089,204)
Income from subsidiaries and VIEs	1,010,738	1,457,816	160,180	—	(2,628,734)	—
Other income (loss)	74,155	115,181	190,309	(28,033)	—	351,612

Income before income tax expense and share of loss on equity method investments	958,013	1,529,553	1,656,504	310,043	(2,628,734)	1,825,379
Income tax expenses	—	(518,815)	(195,625)	(130,582)	—	(845,022)
Share of income (loss) on equity method investments	81,560	—	(3,063)	(19,281)	—	59,216

Net income	1,039,573	1,010,738	1,457,816	160,180	(2,628,734)	1,039,573
Less: net loss attributable to non-controlling interests	—	—	—	—	—	—

Net income attributable to Hello Group’s shareholders	1,039,573	1,010,738	1,457,816	160,180	(2,628,734)	1,039,573

	For the Year Ended December 31, 2023
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	798,345	28	11,203,950	—	12,002,323
Inter-company revenues(1)	—	—	3,835,910	231	(3,836,141)	—
Total costs and expenses	(159,257)	(775,970)	(2,062,423)	(10,665,903)	3,836,141	(9,827,412)
Income from subsidiaries and the VIEs(2)	2,161,383	2,320,998	448,441	—	(4,930,822)	—
Other (loss) income	(691)	1,974	371,841	104,326	—	477,450
Income before income tax expense and share of loss on equity method investments	2,001,435	2,345,347	2,593,797	642,604	(4,930,822)	2,652,361
Income tax expenses	—	(183,981)	(270,524)	(175,518)	—	(630,023)
Share of loss on equity method investments	(43,854)	—	(2,275)	(24,514)	—	(70,643)

Net income	1,957,581	2,161,366	2,320,998	442,572	(4,930,822)	1,951,695
Less: net loss attributable to non-controlling interests	—	(17)	—	(5,869)	—	(5,886)

Net income attributable to Hello Group’s shareholders	1,957,581	2,161,383	2,320,998	448,441	(4,930,822)	1,957,581

	For the Year Ended December 31, 2022
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	549,310	1,865	12,152,997	—	12,704,172
Inter-company revenues(1)	—	—	4,134,173	—	(4,134,173)	—
Total costs and expenses	(237,702)	(539,969)	(2,906,256)	(11,547,507)	4,134,173	(11,097,261)
Income from subsidiaries and the VIEs(2)	1,616,391	1,768,959	463,592	—	(3,848,942)	—
Other income	86,582	2,364	284,091	51,269	—	424,306
Income before income tax expense and share of loss on equity method investments	1,465,271	1,780,664	1,977,465	656,759	(3,848,942)	2,031,217
Income tax expenses	—	(164,290)	(208,425)	(189,566)	—	(562,281)
Share of income (loss) on equity method investments	19,012	(1)	(82)	(7,856)	—	11,073

Net income	1,484,283	1,616,373	1,768,958	459,337	(3,848,942)	1,480,009
Less: net loss attributable to non-controlling interests	—	(18)	—	(4,256)	—	(4,274)

Net income attributable to Hello Group’s shareholders	1,484,283	1,616,391	1,768,958	463,593	(3,848,942)	1,484,283

Selected Condensed Consolidating Balance Sheets Information

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	1,347,547	394,475	1,319,665	1,060,972	—	4,122,659
Short-term deposits	1,096,681	379,564	550,000	—	—	2,026,245
Restricted cash	—	2,678,842	1,856,532	31,103	—	4,566,477
Accounts receivable	—	42,060	—	150,257	—	192,317
Amount due from Group companies	—	—	97,688	3,279,371	(3,377,059)	—
Other current assets	89,499	381,602	315,858	338,102	(20,889)	1,104,172
Long-term deposits	1,459,860	—	1,450,000	150,000	—	3,059,860
Long-term restricted cash	87,592	65,693	800,000	—	—	953,285
Investment in subsidiaries and VIEs	15,370,629	9,116,312	4,130,716	—	(28,617,657)	—
Long-term investments	226,608	300,000	116,923	182,002	—	825,533
Other non-current assets	14,599	259,190	1,074,580	184,053	—	1,532,422

Total assets	19,693,015	13,617,738	11,711,962	5,375,860	(32,015,605)	18,382,970

Accounts payable	—	58,918	45,963	510,373	—	615,254
Deferred revenue	—	32,807	—	394,895	—	427,702
Amount due to Group companies	1,730,299	1,646,760	—	—	(3,377,059)	—
Short-term borrowings	2,365,535	—	—	—	—	2,365,535
Long-term borrowings, current portion	1,938,385	—	—	—	—	1,938,385
Other current liabilities	99,240	67,612	512,760	372,044	—	1,051,656
Other non-current liabilities	41,459	390,160	110,654	9,492	—	551,765

Total liabilities	6,174,918	2,196,257	669,377	1,286,804	(3,377,059)	6,950,297
Total shareholders’ equity	13,518,097	11,421,481	11,042,585	4,089,056	(28,638,546)	11,432,673

Total liabilities and shareholders’ equity	19,693,015	13,617,738	11,711,962	5,375,860	(32,015,605)	18,382,970

	As of December 31, 2023
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	1,460,863	74,823	1,461,987	2,622,793	—	5,620,466
Short-term deposits	520,626	—	750,000	—	—	1,270,626
Restricted cash	—	—	1,387	8,760	—	10,147
Accounts receivable	—	46,273	—	155,244	—	201,517
Amount due from Group companies(3)	—	—	3,936,743	1,331,782	(5,268,525)	—
Other current assets	67,487	30,463	284,435	369,126	(20,889)	730,622
Long-term deposits	1,774,975	—	2,000,000	150,000	—	3,924,975
Long-term restricted cash	85,199	—	2,567,100	—	—	2,652,299
Investment in subsidiaries and the VIEs(2)	14,159,352	13,417,132	3,970,536	—	(31,547,020)	—
Long-term investments	104,335	300,000	86,736	295,840	—	786,911
Other non-current assets	—	4,201	712,122	314,123	—	1,030,446

Total assets	18,172,837	13,872,892	15,771,046	5,247,668	(36,836,434)	16,228,009

Accounts payable	—	34,041	61,337	521,303	—	616,681
Deferred revenue	—	14,258	—	428,547	—	442,805
Amount due to Group companies(3)	3,890,817	1,377,708	—	—	(5,268,525)	—
Other current liabilities	265,081	50,975	360,657	355,821	—	1,032,534
Long-term borrowings	1,938,385	—	—	—	—	1,938,385
Other non-current liabilities	48,458	100,897	32,179	29,280	—	210,814

Total liabilities	6,142,741	1,577,879	454,173	1,334,951	(5,268,525)	4,241,219
Total shareholders’ equity	12,030,096	12,295,013	15,316,873	3,912,717	(31,567,909)	11,986,790

Total liabilities and shareholders’ equity	18,172,837	13,872,892	15,771,046	5,247,668	(36,836,434)	16,228,009

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities	(65,659)	(196,163)	1,511,932	389,884	—	1,639,994

Loans to Hello Group companies	—	(1,394,856)	(1,660,000)	(1,967,298)	5,022,154	—
Cash received from repayment for loans to Hello Group companies	—	—	3,500,000	—	(3,500,000)	—
Cash dividends received from subsidiaries	2,020,000	5,620,000	—	—	(7,640,000)	—
Purchase of short-term deposits	(1,756,463)	(372,398)	(4,225)	—	—	(2,133,086)
Cash received on maturity of short-term deposits	1,573,957	—	554,224	—	—	2,128,181
Purchase of long-term deposits	(718,860)	—	—	—	—	(718,860)
Cash received on maturity of long-term deposits	718,860	—	200,000	—	—	918,860
Payment for business acquisition	—	(136,642)	—	—	—	(136,642)
Loan to third-party companies	(14,391)	(251,222)	—	—	—	(265,613)
Other investing activities	(50,351)	(38,344)	(265,082)	2,050	—	(351,727)

Net cash provided by (used in) investing activities	1,772,752	3,426,538	2,324,917	(1,965,248)	(6,117,846)	(558,887)

Borrowings under loan from Hello Group companies	1,394,856	1,660,000	1,967,298	—	(5,022,154)	—
Repayment for borrowings from Hello Group companies	(3,500,000)	—	—	—	3,500,000	—
Dividends payment to parent companies	—	(2,020,000)	(5,620,000)	—	7,640,000	—
Proceeds from short-term borrowings	2,365,535	—	—	—	—	2,365,535
Repayment of long-term borrowings	(215,615)	—	—	—	—	(215,615)
Repurchase of ordinary shares	(1,197,439)	—	—	—	—	(1,197,439)
Dividends payment to Hello Group’s shareholders	(716,302)	—	—	—	—	(716,302)
Other financing activities	18	—	—	—	—	18

Net cash (used in) provided by financing activities	(1,868,947)	(360,000)	(3,652,702)	—	6,117,846	236,197

	For the Year Ended December 31, 2023
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities(4)	212,146	(388,975)	2,072,403	381,587	—	2,277,161
Loans to Hello Group companies	—	—	(4,600,000)	(697,402)	5,297,402	—
Cash received from repayment for loans to Hello Group companies	145,442	—	—	—	(145,442)	—
Cash dividends received from subsidiaries	—	180,000	—	—	(180,000)	—
Cash received from sales of short-term investment	—	—	308,550	—	—	308,550
Purchase of short-term deposits	(1,028,556)	—	—	—	—	(1,028,556)
Cash received on maturity of short-term deposits	509,820	—	4,850,000	850,000	—	6,209,820
Purchase of long-term deposits	(1,810,025)	—	(2,250,000)	(150,000)	—	(4,210,025)
Cash received on maturity of long-term deposits	—	—	1,700,000	—	—	1,700,000
Other investing activities	—	—	(592,796)	26,076	—	(566,720)

Net cash (used in) provided by investing activities	(2,183,319)	180,000	(584,246)	28,674	4,971,960	2,413,069

Borrowings under loan from Hello Group companies	4,600,000	—	697,402	—	(5,297,402)	—
Repayment for borrowings from Hello Group companies	—	(145,442)	—	—	145,442	—
Dividends payment to parent companies	—	—	(180,000)	—	180,000	—
Payment in relation to redemption of convertible bonds	(2,679,942)	—	—	—	—	(2,679,942)
Proceeds from long-term borrowings	2,154,000	—	—	—	—	2,154,000
Repurchase of ordinary share	(212,195)	—	—	—	—	(212,195)
Dividends payment to Hello Group’s shareholders	(958,052)	—	—	—	—	(958,052)
Other financing activities	601	(4,319)	—	—	—	(3,718)

Net cash provided by (used in) financing activities	2,904,412	(149,761)	517,402	—	(4,971,960)	(1,699,907)

	For the Year Ended December 31, 2022
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities(4)	(61,675)	(364,460)	1,341,676	311,350	—	1,226,891

Loans to Hello Group companies	(6,636)	—	—	(1,232,857)	1,239,493	—
Cash dividends received from subsidiaries	3,075,912	3,600,000	—	—	(6,675,912)	—
Payment for short-term investments	—	—	(300,000)	—	—	(300,000)
Purchase of short-term deposits	—	—	(900,000)	(800,000)	—	(1,700,000)
Cash received on maturity of short-term deposits	—	—	4,860,000	550,000	—	5,410,000
Purchase of long-term deposits	—	—	(2,750,000)	—	—	(2,750,000)
Cash received on maturity of long-term deposits	—	—	500,000	700,000	—	1,200,000
Other investing activities	—	—	(146,083)	1,928	—	(144,155)
Net cash provided by (used in) investing activities	3,069,276	3,600,000	1,263,917	(780,929)	(5,436,419)	1,715,845

Borrowings under loan from Hello Group companies	—	6,636	1,232,857	—	(1,239,493)	—

Dividends payment to parent companies	—	(3,075,912)	(3,600,000)	—	6,675,912	—
Payment for redemption of convertible bonds	(2,136,987)	—	—	—	—	(2,136,987)
Repurchase of ordinary shares	(392,374)	—	—	—	—	(392,374)
Dividends payment to Hello Group’s shareholders	(840,997)	—	—	—	—	(840,997)
Other financing activities	(21,258)	(40,943)	—	—	—	(62,201)

Net cash (used in) provided by financing activities	(3,391,616)	(3,110,219)	(2,367,143)	—	5,436,419	(3,432,559)

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investment among Hello Group Inc., other subsidiaries, the primary beneficiaries and the VIEs and their subsidiaries.
(3)	Represents the elimination of intercompany balances among Hello Group Inc., other subsidiaries, the primary beneficiaries and the VIEs and their subsidiaries.
(4)

For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to the primary beneficiaries for license fee, technical service fees and non-technical service fees were RMB4,369.7 million, RMB3,948.9 million and RMB3,125.1 million (US$428.1 million), respectively. For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to the primary beneficiaries for other operation service fee were RMB49.4 million, RMB7.8 million and RMB13.2 million (US$1.8 million), respectively. For the years ended December 31, 2022, 2023 and 2024, cash paid by the primary beneficiaries to VIEs for other operation service fees were nil, RMB0.2 million and RMB82.2 thousand (US$11.3 thousand), respectively.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary	of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•	We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits;

•	If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected;

•	We operate in a highly dynamic market, which makes it difficult to evaluate our future prospects;

•	We currently generate a majority of our revenues from our live video services and value-added services. We may not be able to grow or generate positive returns from such services;

•	We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform;

•	Our business is dependent on the strength of our brands and market perception of our brand;

•	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user base or engagement, or otherwise harm our business; and

•

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by Chinese mainland regulatory authorities and may subject us to penalties and other serious consequences.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in Chinese mainland through our Chinese mainland subsidiaries and the VIEs. If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;”

•

We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in Chinese mainland, which may not be as effective in providing operational control as direct ownership. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in Chinese mainland, which may not be as effective in providing operational control as direct ownership;” and

•

We may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of the business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.”

Risks Related to Doing Business in Chinese mainland

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;”

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;”

•

The Chinese mainland government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—The Chinese mainland government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs;”

•

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in Chinese Mainland—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us;”

•

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;”

•

Chinese Mainland’s M&A Rules and certain other Chinese mainland regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Chinese Mainland’s M&A Rules and certain other Chinese mainland regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland;” and

•

The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Chinese Mainland—The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Risks Related to our ADSs

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;

•

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares;

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

Our monetization model has been evolving. In 2024, we derived 48.2% of our net revenues from live video services, 50.4% from value-added service (comprising membership subscriptions and virtual gift service), 1.4% from mobile marketing services, less than 0.1% from mobile games and other services. From time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. However, there is no assurance that any of our existing or new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

If we fail to retain our existing users, if we cannot grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. The user bases of our Momo and Tantan apps have decreased in the past. There is no guarantee that our user base will grow at a desirable rate or at all in the future. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our live video services are critical to our business. If our user growth rate remains negative, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo and Tantan mobile applications are no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of the number of smartphone users in Chinese mainland stalls.

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

We launched our Momo mobile application in August 2011 and acquired our Tantan mobile application in May 2018. Our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	expand our paying user base for the various services offered by our platforms, including live video services, value-added service and others;

•	develop and deploy diversified and distinguishable products, features and services for our users, customers and platform partners;

•

convince customers of the benefits of our marketing services compared to alternative forms of marketing, and to increase the efficiency of our mobile marketing solutions and expand our network of marketers;

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

We generate substantial revenues from our live video services and value-added service. We may not be able to grow or generate positive returns from such services.

In September 2015, Momo launched live video services with a virtual items-based revenue model, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. In 2020, Tantan launched live video services and contributed to our live video services revenue. Though our live video services has always been a major source of our revenue, it has been declining in recent years. We recorded revenue from our live video services of RMB6,510.5 million, RMB6,072.9 million and RMB5,092.9 million (US$697.7 million) in 2022, 2023 and 2024, respectively, or 51.2%, 50.6% and 48.2% of our net revenues, respectively. While we plan to continue to invest significantly in expanding our live video service, we may not be able to continue to achieve our historical levels of profitability based on the virtual items-based revenue model. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

Although we believe we have a large and diversified pool of talented broadcasters, talent agencies as well as paying users and have entered into multi-year exclusivity agreements with popular broadcasters and talent agencies, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, if we are unable to negotiate acceptable business terms with popular broadcasters or talent agencies, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video services and achieve or maintain the level of revenues and profitability as we currently anticipate. Broadcasters provide live video services on our platform as an individual or as a member of a talent agency. The talent agencies recruit, train and retain the broadcasters. We are committed to provide strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperate and develop long-term relationship with broadcasters and talent agencies. Under our current arrangements with our broadcasters and talent agencies, we share with them a portion of the revenues we derive from the sales of in-show virtual items in our live video service. Payments of revenue sharing to broadcasters and talent agencies for our live video services constitute a major portion of our cost of revenues. If we are required to share a larger portion of our revenues with the broadcasters and talent agencies for competition purpose, our results of operations may be adversely impacted.

Value-added services represent a substantial and growing portion of our revenue, comprising 47.3%, 47.9%, and 50.4% of our net revenues in 2022, 2023, and 2024 respectively. Our value-added offerings include premium membership subscription packages. These packages provide members with enhanced functions and exclusive privileges. Additionally, we offer virtual gift services that enable Momo users to purchase and send digital gifts across various platform features. We face risks associated with maintaining the competitiveness of our value-added services. Our continued success in this segment depends on our ability to consistently deliver innovative and appealing features that meet evolving user expectations. The competitive landscape presents particular challenges, as rivals may introduce more compelling offerings such as exclusive content, superior interaction features, or more sophisticated gamified rewards. Failure to adequately address these challenges could significantly impact our business. If we are unable to develop unique and attractive membership benefits, or if we fall behind in updating our services to match changing user preferences, we may experience difficulties in both acquiring new paying users and retaining our existing subscriber base. Such scenarios could adversely affect our revenue streams and overall financial performance.

We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform.

Our future growth depends on our ability to convert our users into paying users of our services, including live video services, value-added service and other services, and our ability to retain our existing paying users. However, we cannot assure you that we will be successful in any of the foregoing initiatives, nor can we assure you that we will be able to successfully compete with current and new competitors on attracting paying users. Our efforts to provide greater incentives for our users to pay for our various services may not succeed. Our paying users may discontinue their spending on our services because they may no longer serve our paying users’ needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our paying users, our business, results of operations and prospects will be adversely affected.

Our business is dependent on the strength of our brands and market perception of our brand.

In Chinese mainland, we market our services primarily under the brands “陌陌” or “Momo” and “探探” or “Tantan.” Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we must maintain a certain level of marketing expenditure.. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

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

The Chinese mainland regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or rapid changes. Moreover, different Chinese mainland regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. For certain recent Chinese mainland regulatory activities in this area, see “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Privacy Protection.”

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. For example, in December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On September 24, 2024, the CAC promulgated the Administrative Regulations for Internet Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that data processors conduct data processing activities, which affects or may affect national security, must apply for cybersecurity review.

There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Data Security Regulations further stipulates that data processors that hold personal information of over one million users shall clearly define the person in charge of network data security and the network data security management body. Processors of important data, in the event of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, shall take measures to ensure the security of network data and report the important data disposal plan, the name or designation and contact information of the receiving party, etc., to the relevant competent department at the provincial level or above. If the competent department is not clear, the report shall be made to the provincial level or above data security work coordination mechanism. In addition, the Cybersecurity Review Measures and the Data Security Regulations remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside of the Chinese mainland. We cannot predict the impact of the Cybersecurity Review Measures and the Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them). If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that Chinese mainland regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

Our business may be subject to laws and regulations regarding cybersecurity, information security, privacy and data protection in jurisdictions other than China. Any failure or perceived failure to comply with these laws and regulations could have a material and adverse impact on our business, financial condition and results of operations.

We face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. See “—Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user base or engagement, or otherwise harm our business” for details. We may also be subject to overseas cybersecurity, information security, privacy and data protection laws and regulations. Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the U.S. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that we expect to increase data breach litigation. With some other conditions, the CCPA requires companies “doing business in California” to follow the CCPA. However, the phrase “doing business in California” is not defined in the CCPA. With reference to the California tax code, the phrase “doing business in California” is described as “actively engaging in any transaction for the purpose of financial or pecuniary gain or profit.” We are currently not actively doing business in California, and thus, there is still uncertainty regarding whether the CCPA will apply to us. If further interpretations or court decisions render us “doing business in California,” the CCPA will apply to us and it may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

Intensified government regulations, rules or guidelines of the internet industry in Chinese mainland could restrict our ability to maintain or increase the level of user traffic to, and user willingness to spend on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.

The Chinese mainland government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in Chinese mainland. For example, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism (previously known as the Ministry of Culture), the National Radio and Television Administration and the CAC jointly issued the Notice on Strengthen the Management of Online Live Broadcast Service, which required the real-name registration system for users to be put in place by online live broadcast service providers. On November 12, 2020, the National Radio and Television Administration promulgated the Circular on Strengthening the Administration of the Online Show Live Broadcast and Online E-commerce Live Broadcast, or Notice 78, which sets forth registration requirements for platforms providing online show live broadcast or online e-commerce live broadcast to have their information and business operations registered by November 30, 2020. Notice 78 also sets forth requirements for certain online live broadcast businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, online live broadcast review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires online live broadcast platforms to set a limit to the number of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the National Radio and Television Administration pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms.

Furthermore, on February 9, 2021, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, the CAC and the SAMR jointly issued the Guiding Opinions on Strengthening the Administration of Online Live Broadcast, or the Opinions No. 3, which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the online live broadcast accounts. For example, the Opinions No. 3 requires online live broadcast platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the Opinions No. 3 on our business. Any limits on user spending on virtual gifting ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, the Opinions No. 3 or other intensified regulation with respect to online live broadcast may increase our compliance burden, and may have an adverse impact on our business and results of operations. On March 25, 2022, the CAC, the State Taxation Administration and the SAMR jointly issued the Opinions on Further Rectifying the Profit-making Online Live Broadcast to Promote the Healthy Development of the Industry, which enhances the online live broadcast accounts registration management, strengthens tax collection and punishes tax evasions and frauds in connection with online live broadcast.

On May 7, 2022, the Central Commission for Guiding the Cultural and Ethical Progress of the Communist Party of China, the Ministry of Culture and Tourism, the National Radio and Television Administration and the CAC promulgated the Opinions on Regulating Virtual Gifting during Online Live Broadcasting and Strengthening the Protection of Minors. According to these opinions, online live broadcasting platforms shall, among others (1) prohibit minors from virtual gifting, and strength the implementation of real-name registration; (2) not provide online live broadcaster account registration service to minors under 16 and shall obtain the consent from guardians before allowing minors between 16 and 18 to register as a broadcaster on their platforms; (3) continue to upgrade the youth mode of the platform and establish an exclusive customer service team for minors to prioritize the settlement of complaints and disputes related to minors; (4) strengthen the administration on key functions of the platform and prohibit virtual gifting amount from being the sole criteria for the ranking of broadcasters or the criteria for the ranking of users; and (5) suspend all services under youth mode after 10:00 p.m. every day to ensure the rest time of minors.

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

In addition, new laws and regulations, rules or guidelines may be adopted in Chinese mainland from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations.

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by Chinese mainland regulatory authorities and may subject us to penalties and other serious consequences.

The Chinese mainland government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC Constitution, laws and regulations, impairs the national dignity of Chinese mainland or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by the government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of Chinese mainland. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform.

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

We have designed and implemented procedures to monitor content on our social networking platform, including the live video shows hosted by us or our users, in order to comply with the laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our social networking platform is deemed by the Chinese mainland government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

We may also be subject to potential liability for any unlawful actions by our users on our platform. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in Chinese mainland. Moreover, staying in compliance with the regulatory requirements may result in limitation to our scope of service, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our social networking platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate the laws and regulations or third- party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable.

The mobile social and dating industry is an evolving and competitive market, with low switching costs and a consistent stream of new products and entrants, and innovation by Tantan’s competitors may disrupt its business.

The mobile social and dating industry in Chinese mainland is evolving and competitive, and has experienced a consistent stream of new products and market entrants within recent years. Tantan’s competitors may hold stronger competitive positions in certain geographical regions or with certain user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer features and services that are more appealing to current users and potential users than our features and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

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

We may be unable to successfully monetize Tantan’s social and dating services due to, among other reasons, Tantan’s users ceasing to use mobile technology for dating and socializing, Tantan’s users opting to forgo paid services on the app, perceived or actual privacy concerns, the introduction of new regulations on the use and monetization of user data, any interruption of Tantan’s business operations from the inspection and administrative measures taken by the governmental authorities, and the introduction of competition offering services at lower cost or additional or different features. If we are unable to successfully monetize Tantan’s business, our business, reputation, results of operations and financial condition could be materially adversely affected.

Tantan’s growth and profitability rely, in part, on its ability to attract and retain users, which involves considerable expenditure. Any failure in these efforts could adversely affect our business, financial condition and results of operations.

Tantan commenced monetization of its business in July 2017, and had not been profitable until 2023. In order to grow its business and remain profitable, Tantan will need to continue to attract and retain users for Tantan’s app, which will involve considerable expenditures.

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

Our platform allows mobile users to freely contact and communicate with people nearby, and our live video services allows users to host and view live shows. Because we do not have full control over how and what users will use our platform to communicate, our platform may be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. For example, on a daily basis we detect spam accounts through which illegal or inappropriate content is posted and illegal or fraudulent activities are conducted. Media reports and internet forums have covered some of these incidents, which have in some cases generated negative publicity about our brand and platform. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, but such procedures may not prevent all such content from being broadcasted or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behaviors of our users, to the extent such behaviors are associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brand may be materially and adversely affected by misuse of our platform.

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

In response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, Chinese mainland government authorities may hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile application. Therefore, our business may be subject to investigations or subsequent penalties if content generated by our users are deemed to be illegal or inappropriate under PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in Chinese mainland, or if we are required to take compliance actions that are time- consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” As a result, our business may suffer, our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

The market in which we operate is fragmented and highly competitive. If we are unable to compete effectively for users or user engagement, our business and operating results may be materially and adversely affected.

As a social networking platform that provides multiple services, including live video services, value-added service, mobile marketing services and other services, we are subject to intense competition from providers of similar services, as well as potential new types of online services. Our competitors may have substantially more cash, traffic, technical, broadcasters, business networks and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

We have limited experience in international markets and we expect to enter into and expand our operations into international markets. For example, our Soulchill currently has footprint in overseas markets such as Middle East and North Africa. Tantan also has footprint beyond Chinese mainland such as Southeast Asia, East Asia and North America. Our international operations may expose us to a number of risks, including:

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

Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. For example, the market for mobile devices in Chinese mainland is highly fragmented, and the lower resolution, functionality, operating system compatibility and memory currently associated with the kaleidoscopic models of mobile devices in the Chinese marketplace may make the use of our services through these devices more difficult and impair the user experience. We intend to continue to devote resources to the development of additional technologies and services. We may not be able to effectively integrate new technologies on a timely basis or at all, which may decrease user satisfaction with our services. Such technologies, even if integrated, may not function as expected or may be unable to attract and retain a substantial number of mobile device users to use our Momo mobile app. We also may not be able to protect such technology from being copied by our competitors. Our failure to keep pace with rapid technological changes may cause us to fail to retain or attract users or generate revenues, and could have a material and adverse effect on our business and operating results.

If we fail to effectively control our costs and expenses, our business and operating results could be harmed.

Given the rapidly evolving market in which we compete, we may encounter difficulties as we establish and manage our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high- growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new talents quickly enough to meet our needs and support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

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

Public companies listed in the United States that have substantially all of their operations in Chinese mainland have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

We depend on the continued contributions of our senior management, especially the executive officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” section of this annual report, and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could materially harm our business. Competition for qualified talents in Chinese mainland is intense. Our future success is dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive and third-party infringements of our intellectual property rights may adversely affect our business.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. See also “Item 4. Information on the Company—B. Business Overview.” Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The legal regime relating to the recognition and enforcement of intellectual property rights in Chinese mainland is limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in Chinese mainland may progress slowly, during which time infringement may continue largely unimpeded.

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

Companies in the internet, technology and media industries are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, including in Chinese mainland, are uncertain and still evolving. We have faced, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair trade practices. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in Chinese mainland, we face a higher risk of being the subject of intellectual property infringement claims.

We allow users to upload text, graphics, audio, video and other content to our platform and download, share, link to and access content on our platform. We have procedures designed to reduce the likelihood that content might be used without proper licenses or third- party consents. However, these procedures may not be effective in preventing the unauthorized posting of copyrighted content. Therefore, we may face liability for copyright or trademark infringement, defamation, unfair competition, libel, negligence, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through our platform.

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

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as Chinese mainland, it will result in an increase in our costs and expenses. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user base and user engagement could be harmed, and our business and operating results could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in Chinese mainland.

Almost all access to the internet in Chinese mainland is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with Chinese mainland’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. Web traffic in Chinese mainland has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities such as Beijing are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in Chinese mainland will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to keep up with the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and our ADS price.

In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to expand our user base.

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

We have made and intend to continue to make long-term investments in third-party companies. From time to time we evaluate and enter into discussions regarding potential long-term investments. Our existing and any future long-term investments could have a material impact on our financial condition and results of operations. If our long-term investments are unable to implement or remediate the necessary controls, procedures and policies, do not perform as we have expected or become less valuable to our business due to a change in our overall business strategy or other reasons, we may not be able to realize the anticipated benefits of investments and we may have to incur unanticipated liabilities, expenses, impairment charges or write- offs.

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

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the governmental authorities in chinese mainland for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Such use of cash may add significant liquidity pressure on us by materially reducing our existing cash balance and adversely affecting our working capital. The sale of equity or equity linked securities may further dilute our existing shareholders. Debt financings may subject us to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of paying users of Momo and the number of active users and paying users of Tantan is calculated using internal company data that has not been independently verified. While these metrics are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. For example, there exist a number of false or spam accounts on our platforms. Although we constantly combat spam by suspending or terminating these accounts, our active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts. In addition, we treat each account as a separate user for the purposes of calculating our active and paying users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our monthly active users and paying users may not accurately reflect the actual number of people using Momo and Tantan, or paying for their services.

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

We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan, pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, we will no longer grant any incentive shares under the 2012 Plan. The 2014 Plan expired in November 2024. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we will no longer grant any incentive awards under the Tantan 2015 Plan. In December 2024, we adopted the 2024 Share Incentive Plan, or the 2024 Plan, pursuant to which a maximum aggregate of Class A ordinary shares may be issued pursuant to all awards granted thereunder shall be the number of Class A ordinary shares subject to awards that were not granted under the 2014 Plan, the number of Class A ordinary shares subject to awards granted under the 2014 Plan that have expired or otherwise been terminated without having been exercised in full and the Class A ordinary shares issued pursuant to awards granted under the 2014 Plan that have been forfeited to or repurchased by the Company due to failure to vest. Beginning in 2025, the number of shares reserved for future issuances under the 2024 Plan would be increased by a number equal to 1.5% of total number of outstanding shares on the last day of the immediately preceding calendar year on the first day of each calendar year during the term of the 2024 Plan. As of March 31, 2025, options to purchase 28,478,364 Class A ordinary shares (excluding those already forfeited and expired) had been granted under the 2012 Plan, 2,600,000 of which remained outstanding. In addition, as of March 31, 2025, options to purchase 58,914,023 Class A ordinary shares (excluding those already forfeited and canceled) and 1,115,001 restricted share units (excluding those already forfeited) had been granted under the 2014 Plan, of which 27,481,467 options and 193,750 restricted share units remained outstanding. As of March 31, 2025, options to purchase 846,308 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 2,278,532 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. As of March 31, 2025, options to purchase 111,000 Class A ordinary shares (excluding those already forfeited and canceled) had been granted under the 2024 Plan, of which 111,000 options remained outstanding. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB137.4 million, RMB99.6 million and RMB75.2 million in 2025, 2026 and after 2026, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A severe or prolonged downturn in the Chinese or global economy and changes in international trade policies, or the escalation of tensions in international relations, could materially and adversely affect our business, financial condition and results of operations.

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

There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Hello Group Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The Chinese mainland government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the Chinese mainland government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the Chinese mainland government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions or other epidemics or outbreaks. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snowstorms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our and the VIE’s business operations and adversely affect our results of operations.

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

We have limited insurance coverage.

The insurance industry in Chinese mainland is still at an early stage of development and business and litigation insurance products offered in Chinese mainland are limited. Other than the directors and officers liability insurance and certain real estate property insurance, we do not maintain any third-party liability, property, business interruption or key-man life insurance. The costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, any insurance policies that we maintain may not adequately cover our actual loss and we may not be able to successfully claim our losses under the insurance policies at all or on a timely basis. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and divert our resources.

Risks Related to Our Corporate Structure

If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture (other than music) and publishing business and film/radio and television drama production and operation (including importation) business. We are a Cayman Islands company and our Chinese mainland subsidiaries are considered as foreign-invested enterprises. Accordingly, none of our Chinese mainland subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in Chinese mainland. To comply with PRC laws and regulations, we conduct such business activities through the VIEs in Chinese mainland, including Beijing Momo, Tantan Culture, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui, and their respective subsidiaries. Our WFOEs, including Beijing Momo IT, Tantan Technology (Beijing) Co., Ltd. and Beijing Wozaixiangxiang have entered into contractual arrangements with the VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIEs in Chinese mainland and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the VIEs with which we maintained these contractual arrangements and their subsidiaries in Chinese mainland. Investors in our ADSs thus are not purchasing equity interest in the VIEs in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIEs.

Our holding company in the Cayman Islands, the VIEs, and investments in our Company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed 88.9% of our revenues in 2024. If the Chinese mainland government finds that our contractual arrangements do not comply with its restrictions on foreign investment in internet content and other foreign-restricted services, or if the Chinese mainland government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the Chinese mainland regulatory authorities, including but not limited to the CAC, the MIIT, the National Radio and Television Administration, the State Film Bureau, the National Press and Publication Administration, (formerly known as the General Administration of Press and Publication), the Ministry of Culture and Tourism and the Ministry of Commerce, would have authority in dealing with such violations or failures.

In the opinion of our Chinese mainland counsel, Jingtian & Gongcheng, the ownership structure of our Chinese mainland subsidiaries and the VIEs are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the Chinese mainland government will not ultimately take a view contrary to the opinion of our Chinese mainland counsel. If we are found to be in violation of any PRC laws or regulations or if the contractual arrangements among our Chinese mainland subsidiaries, the VIEs and their respective shareholders are determined to be illegal or invalid by the Chinese mainland court, arbitral tribunal or regulatory authorities, the governmental authorities would have discretion in dealing with such violation, including, without limitation:

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

•	restricting or prohibiting our use of the proceeds of any of our offshore financings to finance our business and operations in Chinese mainland;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

If the Chinese mainland government determines that the contractual arrangements constituting part of our ownership structure do not comply with Chinese mainland regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the VIEs, which conducts substantially all our business operations that generate external revenues. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company.

Any of the aforementioned events or penalties could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs in Chinese mainland that most significantly impact their economic performance, or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entity in the consolidated financial statements in accordance with U.S. GAAP.

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

We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in Chinese mainland, which may not be as effective in providing operational control as direct ownership.

Due to the Chinese mainland restrictions or prohibitions on foreign ownership of internet and other related businesses in Chinese mainland, we operate our business in Chinese mainland through a number of the VIEs, in which we have no ownership interest. We rely on a series of contractual arrangements with the VIEs and their respective shareholders, including the powers of attorney, to control and operate the business.

Our ability to control the VIEs depends on the powers of attorney, pursuant to which our Chinese mainland subsidiaries can vote on all matters requiring shareholder approval in the VIEs. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over the VIEs and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders” for more details about these contractual arrangements.

Although we have been advised by our Chinese mainland counsel, Jingtian & Gongcheng, that these contractual arrangements are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over the VIEs as direct ownership. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements will be resolved through arbitration in Chinese mainland. However, the legal system in Chinese mainland, particularly as it relates to arbitration proceedings, is still developing and evolving. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity, or a VIE, should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in Chinese mainland courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in the consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the Chinese mainland tax authorities. A finding that we owe additional taxes could significantly reduce the consolidated net income and the value of your investment.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese mainland tax authorities. We may be subject to adverse tax consequences if the Chinese mainland tax authorities determine that the contractual arrangements among our Chinese mainland subsidiaries, the VIEs and their respective shareholders are not on an arm’s length basis and therefore constitute favorable transfer pricing. As a result, the Chinese mainland tax authorities could require that the VIEs adjust their taxable income upward for Chinese mainland tax purposes. Such an adjustment could adversely affect us by increasing the VIEs’ tax expenses without reducing the tax expenses of our Chinese mainland subsidiaries, subjecting the VIEs to late payment fees and other penalties for under-payment of taxes, and resulting in our Chinese mainland subsidiaries’ loss of their preferential tax treatment. The consolidated results of operations may be adversely affected if the VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If the chops of our Chinese mainland subsidiaries and the VIEs are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In Chinese mainland, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in Chinese mainland is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our Chinese mainland subsidiaries and the VIEs are generally held securely by personnel we designate or approve in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

Some of the shareholders of the VIEs are also our directors or officers. Conflicts of interest may arise between the roles of these individuals as directors or officers of our company and as shareholders of the VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint our Chinese mainland subsidiaries, or a person designated by our Chinese mainland subsidiaries to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, shareholders of the VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our Chinese mainland subsidiaries to fund cash and financing requirements. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our Chinese mainland subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our Chinese mainland subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, a foreign-invested enterprise in Chinese mainland, such as Beijing Momo Information Technology Co., Ltd., or Beijing Momo IT, may pay dividends only out of its accumulated profits as determined in accordance with Chinese mainland accounting standards and regulations. In addition, any company, including a foreign-invested enterprise is required to set aside 10% of its after-tax profits each year to fund certain statutory common reserve funds, until the aggregate amount of such funds reach 50% of its registered capital. If the statutory common reserve funds are not sufficient to make up its losses in previous years (if any), the company shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of a foreign-invested enterprise, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits based on Chinese mainland accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned Chinese mainland subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Chinese mainland

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Chinese mainland in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Chinese mainland that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our auditor’s audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The Chinese mainland government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in Chinese mainland. Our operations in Chinese mainland are governed by PRC laws and regulations. The Chinese mainland government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. We cannot rule out the possibility that the Chinese mainland government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the Chinese mainland government affecting our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

As a civil law jurisdiction, the Chinese mainland legal system is based on written statutes and court decisions have limited precedential value. The Chinese mainland legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

The Chinese mainland legal system is based in part on government policies. As Chinese mainland is geographically large and divided into various provinces and municipalities, different regulations and policies may have different and varying applications and interpretations in different parts of Chinese mainland, and it is possible that we may not be aware of our violation of these policies and rules until sometime after the occurrence of the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations, to become the legal foundation for foreign investment in Chinese mainland. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The PRC Foreign Investment Law and its implementing regulations embody an expected Chinese mainland regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the PRC Foreign Investment Law, “foreign investment” refers to the investment activities in Chinese mainland directly or indirectly conducted by foreign individuals, enterprises or other entities. The PRC Foreign Investment Law and its implementing regulations stipulate three forms of foreign investment, and does not explicitly stipulate contractual arrangements as a form of foreign investment. However, the PRC Foreign Investment Law provides a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in Chinese mainland through means stipulated by laws or administrative regulations, or other methods prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it would be uncertain as to whether foreign investment via contractual arrangements would be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements would be regulated. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to whether such actions can be timely completed, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Chinese mainland’s M&A Rules and certain other Chinese mainland regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Chinese mainland.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese mainland time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective as of August 1, 2008, and amended on June 24, 2022, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated on August 3, 2008 and amended on September 18, 2018 and January 22, 2024, respectively, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within Chinese mainland, or (ii) the total turnover within Chinese mainland of all the operators participating in the concentration exceeds RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within Chinese mainland) must be cleared by the PRC anti-monopoly law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 1, 2011, to implement the Circular 6. Under the Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, the Ministry of Commerce focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If the Ministry of Commerce decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, live video business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued the Announcement on the Adjustment of Foreign Investment Security Review Reporting Channel, stating that the security review is now subject to its review because of the government reformation. In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the NDRC or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to fall into the industry that raises “national defense and security” or “national security” concerns. However, the NDRC or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in Chinese mainland, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of Chinese mainland domestic companies and controlled by Chinese mainland persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other Chinese mainland regulatory authorities, which could include fines and penalties on our operations in Chinese mainland, restrictions or limitations on our ability to pay dividends outside of Chinese mainland, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Chinese mainland—The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other Chinese mainland anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

According to the Overseas Listing Trial Measures, Chinese mainland domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by Chinese mainland domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese mainland, or its main place(s) of business are located in Chinese mainland, or the majority of senior management staff in charge of its business operations and management are Chinese mainland citizens or have their usual place(s) of residence located in Chinese mainland.

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

Furthermore, according to the Negative List promulgated by the Ministry of Commerce and the NDRC and effective on November 1, 2024, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the authorities of Chinese mainland when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other Chinese mainland governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other regulatory procedures, we may face sanctions by the CSRC or other Chinese mainland regulatory agencies, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese mainland regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement. On September 24, 2024, the CAC published the Administrative Regulations for Internet Data Security, or the Draft Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that data processors conduct data processing activities, which affects or may affect national security, must apply for cybersecurity review. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Data Security Regulations further stipulates that data processors that hold personal information of over one million users shall clearly define the person in charge of network data security and the network data security management body. Processors of important data, in the event of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, shall take measures to ensure the security of network data and report the important data disposal plan, the name or designation and contact information of the receiving party, etc., to the relevant competent department at the provincial level or above. If the competent department is not clear, the report shall be made to the provincial level or above data security work coordination mechanism.

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other Chinese mainland anti- monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The Chinese mainland anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its provincial-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-monopoly Compliance Guideline for Operators and amended on April 25, 2024, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council published Anti-Monopoly Guidelines for the Platform Economy Sector that specified circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities. On March 12, 2021, the SAMR published several administrative penalty cases about concentration of business operators that violated PRC Anti-Monopoly Law in the internet sector.

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

The strengthened enforcement of the PRC Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The Chinese mainland anti-monopoly laws may increase our compliance burden, particularly in the context of the Chinese mainland authorities recently strengthening supervision and enforcement of the PRC Anti-Monopoly Law against internet platforms. There are uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in Chinese mainland. Under the amended PRC Anti-Monopoly Law, it will be more difficult to complete the acquisition transaction. It will be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, therefore materially and adversely affect our financial conditions, operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in Chinese mainland, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in Chinese mainland are highly regulated. We are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current Chinese mainland regulatory scheme, a number of regulatory agencies, including but not limited to, the National Radio and Television Administration, the National Press and Publication Administration, the Ministry of Culture and Tourism and the MIIT jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain various government approvals and licenses for their mobile business.

We have obtained the ICP licenses for provision of internet information services for our live video service. This license is essential to the operation of our business and is generally subject to regular government review or renewal. However, we cannot assure you that we can successfully renew the license in a timely manner or that it is are sufficient to conduct all of our present or future business. In addition, we cannot assure you that we will be able to secure any additional licenses that we may need to conduct our operations.

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

Regulation and censorship of information disseminated over the mobile and internet in Chinese mainland may adversely affect our business and subject us to liability for content posted on our platform.

Internet companies in Chinese mainland are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, the government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit or pornographic information or content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. The competent government authorities, including the CAC, the MIIT and the Ministry of Public Security, may crack down on illicit and pornographic information and content in the internet information services industry from time to time. Applicable sanctions, including fines, revocation of online publishing and online video licenses, and criminal prosecution, may be imposed on the provider of such information or content or its responsible officers.

We endeavor to eliminate illicit and pornographic information and content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. Since our inception, we have terminated tens of millions of user accounts because we viewed content generated by those users to be indecent and we terminated a substantial percentage of new user accounts in order to eliminate spam, fictitious accounts and indecent content from our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users, including a designated content management team, licensed third-party software, and our own data analytics software. Although we employ these methods to filter our users and content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit and pornographic online information, content or behavior are subject to interpretation and may change. Government standards and interpretations may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has authority in regulating unlawful online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit and pornographic content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, the suspension or revocation of our licenses to operate in Chinese mainland or a ban of our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit and pornographic content on our platform. We cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users, customers or platform partners, our revenues and results of operation may be materially and adversely affected and the price of our ADSs could be dramatically reduced.

Adverse changes in economic and political policies of the Chinese mainland government could have a material and adverse effect on overall economic growth in Chinese mainland, which could materially and adversely affect our business.

Our revenues are mainly generated in Chinese mainland. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in Chinese mainland. China’s economy has its unique characteristics in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although Chinese mainland’s economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Some of the stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. Any adverse changes in economic conditions in Chinese mainland, in the policies of the Chinese government or in the laws and regulations in Chinese mainland could have a material adverse effect on the overall economic growth of Chinese mainland. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a Chinese mainland “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside Chinese mainland with “de facto management bodies” within Chinese mainland is considered a “resident enterprise” for Chinese mainland enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Taxation Administration issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or the STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland-controlled enterprise that is incorporated offshore is located in Chinese mainland. Further to the STA Circular 82, on July 27, 2011, the State Taxation Administration issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or the STA Bulletin 45, to provide more guidance on the implementation of the STA Circular 82; the bulletin became effective on September 1, 2011. The STA Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to the STA Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be considered as a Chinese mainland tax resident enterprise by virtue of having its “de facto management body” in Chinese mainland and will be subject to Chinese mainland enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in Chinese mainland; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in Chinese mainland; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in Chinese mainland; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in Chinese mainland. The STA Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, among others, to the Chinese controlled offshore incorporated enterprise.

Although the STA Circular 82 and the STA Bulletin 45 only apply to offshore incorporated enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups and not those controlled by Chinese mainland individuals or foreigners, the determination criteria set forth therein may reflect the State Taxation Administration’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by Chinese mainland enterprises, individuals or foreigners.

If the Chinese mainland tax authorities determine that we or any of our non-Chinese mainland subsidiaries is a Chinese mainland resident enterprise for Chinese mainland enterprise income tax purposes, then we or any such non-Chinese mainland subsidiary could be subject to Chinese mainland tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to Chinese mainland enterprise income tax reporting obligations.

If the Chinese mainland tax authorities determine that our company is a Chinese mainland resident enterprise for Chinese mainland enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to Chinese mainland tax, at a rate of 10% in the case of non-Chinese mainland enterprise holders or 20% in the case of non-Chinese mainland individual holders, if such gains are deemed to be from Chinese mainland sources. In addition, any payments of dividends or interest on the ADSs, ordinary shares may be subject to Chinese mainland withholding tax at a rate of 10% in the case of non-Chinese mainland enterprise holders or 20% in the case of non-Chinese mainland individual holders, if such dividends or interest payments are deemed to be from Chinese mainland sources. Any Chinese mainland tax liability may be reduced under applicable tax treaties. However, it is unclear whether if we are considered a Chinese mainland resident enterprise, holders of our ADSs, ordinary shares will be able to claim the benefit of income tax treaties between Chinese mainland and other countries.

Further, if we are required to withhold Chinese mainland tax from interest payments on the ADSs, we may be required, subject to certain exceptions, to pay additional amounts as will result in receipt by holders of ADSs of such amounts as would have been received had no such withholding been required. The requirement to pay additional amounts will increase the cost of servicing interest payments on the ADSs and could have an adverse effect on our financial condition.

If our Chinese mainland subsidiaries declare and distribute dividends to their respective offshore parent companies, we will be required to pay more taxes, which could have a material and adverse effect on our result of operations.

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our Chinese mainland subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a reduced rate of withholding tax. The Cayman Islands does not have such a tax treaty with Chinese mainland. In 2024, dividends paid by our wholly foreign-owned subsidiary in the Chinese mainland to its offshore parent company in Hong Kong was qualified for the preferential withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, instead of the normal withholding tax rate of 10%.

Beijing Momo Information Technology Co., Ltd. paid RMB180.0 million during the year ended December 31, 2023, and RMB300.0 million (US$41.1 million) in 2024 and the first quarter of 2025, respectively, withholding tax when it paid special dividends to its parent company, Momo Technology HK Company Limited. Except for the withholding tax paid, we have accrued additional withholding tax of RMB70 million (US$9.6 million) on retained earnings generated by Beijing Momo Information Technology Co., Ltd. in 2024, as well as RMB449 million (US$61.5 million) on accumulated retained earnings on which the tax liability remained unrecognized as of December 31, 2023, because Beijing Momo Information Technology Co., Ltd.’s earnings is to be remitted to its offshore parent company in the foreseeable future to fund its demand on US dollar in business operations, payments of dividends, potential investments, etc. However, if Momo Technology HK Company Limited is not considered to be a Hong Kong tax resident enterprise or the beneficial owner of dividends paid or to be paid to it by Beijing Momo Information Technology Co., Ltd. in the future, such dividends would be subject to withholding tax at a rate of 10%.

We face uncertainty with respect to indirect transfer of equity interests in Chinese mainland resident enterprises by their non-Chinese mainland holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. On April 30, 2009, the Ministry of Finance and the State Taxation Administration jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59, to enhance the scrutiny over the direct or indirect transfer of equity interests in a Chinese mainland resident enterprise by a non-resident enterprise.

On February 3, 2015, the State Taxation Administration issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or the Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in Chinese mainland and assets held under the establishment and place in Chinese mainland of a foreign company through the offshore transfer of a foreign intermediate holding company. The Public Notice 7 also addresses the transfer of the equity interest in a foreign intermediate holding company widely. In addition, the Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to Chinese mainland tax and to file or withhold the Chinese mainland tax accordingly. In October 2017, the State Taxation Administration issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which constitutes an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the Chinese mainland entity that directly owns the taxable assets, may report such indirect transfer to the competent tax authority.

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

The Chinese mainland tax authorities have the discretion under the Circular 59, the Bulletin 37 and the Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the Chinese mainland tax authorities make adjustments to the taxable income of the transactions under the Circular 59, the Bulletin 37 and the Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Chinese mainland regulations relating to offshore investment activities by Chinese mainland residents may limit our Chinese mainland subsidiaries’ ability to increase its registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Control on Domestic Resident’s Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires Chinese mainland residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such Chinese mainland residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such Chinese mainland citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are Chinese mainland residents or entities do not complete their registration with the local SAFE branches, our Chinese mainland subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our Chinese mainland subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot compel all of our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are Chinese mainland residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our Chinese mainland subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with Chinese mainland regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the Chinese mainland plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Circular 7. Under the Circular 7 and other relevant rules and regulations, Chinese mainland residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese mainland residents must retain a qualified Chinese mainland agent, which could be a Chinese mainland subsidiary of such overseas publicly listed company or another qualified institution selected by such Chinese mainland subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the Chinese mainland agent is required to amend SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the Chinese mainland agent or the overseas entrusted institution or other material changes. We and our Chinese mainland employees who have been granted stock options are subject to these regulations. Failure of our Chinese mainland stock option holders to complete their SAFE registrations may subject these Chinese mainland residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our Chinese mainland subsidiaries, limit our Chinese mainland subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Chinese mainland regulation of loans to, and direct investment in, Chinese mainland entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our Chinese mainland subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our Chinese mainland subsidiaries.

We are an offshore holding company conducting our operations in Chinese mainland through our Chinese mainland subsidiaries and the VIEs and their subsidiaries. We may make loans to our Chinese mainland subsidiaries and the VIEs and their subsidiaries, or we may make additional capital contributions to our Chinese mainland subsidiaries, or we may establish new Chinese mainland subsidiaries and make capital contributions to these new Chinese mainland subsidiaries, or we may acquire offshore entities with business operations in Chinese mainland in an offshore transaction.

Most of these ways are subject to Chinese mainland regulations and approvals. For example, loans from us to our wholly-owned Chinese mainland subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned Chinese mainland subsidiaries by means of capital contributions, these capital contributions must be filed with the local counterpart of the SAMR. Due to the restrictions imposed on loans in foreign currencies extended to any Chinese mainland domestic companies, we are not likely to make such loans to Beijing Momo, which is Chinese mainland domestic company. Further, we are not likely to finance the activities of Beijing Momo by means of capital contributions due to regulatory restrictions relating to foreign investment in Chinese mainland domestic enterprises engaged in mobile internet services and related businesses.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which was amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. On the basis of continuing to allow investment foreign-invested enterprises (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 canceled the restriction on the non-investment foreign-invested enterprises and allows the non-investment foreign-invested enterprises (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing Negative List and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment foreign-invested enterprises for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.” According to the Circular on Improving Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing without submitting the evidentiary materials concerning authenticity of such capital to banks in advance, provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct spot checking in accordance with the requirements. Although SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, SAFE Circular 29 and SAFE Circular 8 loosed the regulatory restrictions but there is still uncertainty regarding how SAFE and banks will interpret and implement these regulations and whether SAFE or other government authorities will continue to promulgate new regulations that may substantially influence our ability to transfer the net proceeds from our overseas offerings to our Chinese mainland subsidiaries and to convert such proceeds into Renminbi, which may adversely impact our ability to fund and expand our business in Chinese mainland.

Litigation and negative publicity surrounding Chinese mainland-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in Chinese mainland that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on Chinese mainland-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in Chinese mainland’s political and economic conditions and by Chinese mainland’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

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

Very limited hedging options are available in Chinese mainland to reduce our exposure to exchange rate fluctuations. In 2024, we have not entered into any direct hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by Chinese mainland exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 21 premises in Chinese mainland, and all the landlords of these premises have completed the registration of their ownership rights, but none of the landlords of these premises have completed the registration of our lease with the government authority.

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

The price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Chinese mainland that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of many of these companies have experienced significant volatility. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax considerations of holding and disposing of ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Because we may not continue to pay dividends, you may need to rely on price appreciation of our ADSs for return on your investment.

Although we have declared special cash dividends to holders of our ordinary shares every year since 2019, we do not have an official policy of paying annual dividends. We may not continue to pay dividends in the future. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

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

You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder, executive chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 77.2% of the aggregate voting power of our company as of March 31, 2025. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.

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

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of register of members of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located outside of the United States. Substantially all of our current operations are conducted in Chinese mainland. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Chinese mainland may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market corporate governance listing standards. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. We followed our home country practice and did not hold an annual meeting of shareholders in 2024. In addition, we currently follow our home country practice and have a two-person audit committee. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

We started our operations in July 2011 when our founders established Beijing Momo Technology Co., Ltd., or Beijing Momo, in Chinese mainland. In order to facilitate foreign investment in our company, we incorporated our holding company under the name of Momo Technology Company Limited in the British Virgin Islands in November 2011. In July 2014, Momo Technology Company Limited was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc.

Between April 2020 and September 2023, we entered into and restated a series of contractual arrangements with certain VIEs and their shareholders.

In December 2014, we completed our initial public offering and listed our ADSs on the Nasdaq Global Select Market under the symbol “MOMO.”

On August 2, 2021, our name changed from “Momo Inc.” to “Hello Group Inc.” became effective.

We currently conduct such business activities through VIEs, including Beijing Momo, Tantan Culture, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui, and their respective subsidiaries.

In November 2024, to facilitate the capital increase of Tianjin QOOL Media, we terminated all the VIE agreements between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media. After completing the capital increase of Tianjin QOOL Media , we restated a series of contractual arrangements with QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the sole shareholder of Tianjin QOOL Media on December 16, 2024.

In February, 2025, we terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd (or Beijing Yiliulinger) and Hainan Miaoka Network Technology Co., Ltd. After the termination, we acquired Hainan Miaoka Network Technology Co., Ltd from its nominee shareholders pursuant to the equity transfer agreements and it became a subsidiary of Tianjin Heer.

In February, 2025, we terminated all the VIE agreements between Beijing Yiliulinger and Hainan Yilingliuer Network Technology Co., Ltd. After the termination, we acquired Hainan Yilingliuer Network Technology Co., Ltd. from its nominee shareholders pursuant to the equity transfer agreements and it became a subsidiary of Beijing Momo.

In May 2023, we repurchased US$322.1 million aggregate principal amount of our 1.25% convertible senior notes due 2025 at the election of the holders pursuant to the indenture. As of December 31, 2024, the total principal amount of the convertible senior notes that remains outstanding is US$2.8 million.

Our principal executive offices are located at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with our Form S-8 is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website at ir.hellogroup.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading player in Chinese mainland’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which we added to our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill and Duidui, which target more niche markets and more selective demographics both domestically and internationally.

We seek to improve profitability of our Momo business and we monitor the number and spending of Momo paying users as an indicator of our performance. The numbers of paying users of our Momo app were 7.8 million for the fourth quarter of 2022, 7.4 million for the fourth quarter of 2023 and 5.7 million for the fourth quarter of 2024. The decrease in Momo’s paying users in 2024 was primarily due to our strategic emphasis on profitability. This strategic focus resulted in a reduction in the acquisition of low-paying users with negative ROI, which is conducive to enhancing profitability.

Tantan recorded MAUs of 18.4 million in December 2022, 13.7 million in December 2023, and 10.8 million in December 2024. The decrease in Tantan’s MAU in 2024 was primarily due to our reduction in channel marketing investment and lack of branding efforts, which led to a decrease in the number of new users.

Momo, Tantan and other mobile applications within our family of mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. We recorded revenues of RMB12,704.2 million in 2022, RMB12,002.3 million in 2023, and RMB10,563.0 million (US$1,447.1 million) in 2024. We currently generate our revenues from live video services, value-added service, mobile marketing services and other services. Our live video services, which allows users to purchase and send in-show virtual gifts to other users hosting live shows, represented 51.2%, 50.6% and 48.2% of our net revenues in 2022, 2023 and 2024, respectively. We generated 47.3%, 47.9% and 50.4% of our net revenues from value-added services in 2022, 2023 and 2024, respectively. Value-added services consist of the membership subscription packages of Momo and Tantan that provide members with additional functions and privileges on our platforms, including virtual gift services, which allow Momo users to purchase and send virtual gifts to other users outside of the live video service. The remainder of our net revenues come primarily from mobile marketing services. We had a net income of RMB1,480.0 million in 2022, RMB1,951.7 million in 2023, and RMB1,039.6 million (US$142.4 million) in 2024.

The Momo Platform

Our Momo platform includes our Momo mobile application and a variety of related properties, features, functionalities, tools and services. Our Momo platform enables users to discover new relationships, expand their social connections and build meaningful interactions. We connect people and facilitate interactions over a rich collection of social experiences based on location, interests, content sharing and a variety of recreational activities including live talent shows, short videos as well as other video- and audio-based interactive experiences, such as online parties, mobile karaoke and user participated reality shows. Communications within our Momo platform are supported by multi-media instant messaging tools and other audio- and video-based communication tools and services.

The Tantan Platform

Tantan is a leading social and dating application, which is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for mobile internet users in Chinese mainland to discover new relationships. Tantan’s users can enjoy many of the core features of Tantan for free. For example, Tantan users can swipe through a pool of people to find potential matches and communicate with the matches through the instant messaging tool on the Tantan app. Tantan users can also create and share content or discover new connections via content shared by other users. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an à la carte basis. Tantan also facilitates other social experiences outside of the swipe and match mechanism to help users discover new relationships and interact in more diversified ways. Such social experiences mainly include live video, audio chatrooms and “Quick Chat” experience.

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

Other Applications

The social and dating markets are highly fragmented. Users may have different social demand and preferences in terms of how they discover new relationships and build interactions. Therefore, we believe a brand portfolio approach may allow us to penetrate the market faster and more effectively. Starting from 2019, we have incubated a number of other new apps, such as Hertz, Soulchill and Duidui, which target more niche markets and more selective demographics both domestically and internationally. In addition, we have also been seeking opportunities to expand our foot print in oversea social space through acquisitions. Starting from 2022, the revenue from overseas market, represented by revenue contributed by Soulchill increased significantly due to its successful operation in the Middle East and North Africa markets. and the revenue contribution from overseas market has become increasingly important to us.

Monetization Opportunities

We offer a wide variety of products that capture the needs of users from all demographics and socioeconomic statuses. Throughout the years, we have continued to create new products and services by closely following the market dynamics and users’ evolving social needs. Through constant product and operational innovations, we have effectively monetized features through a wide variety of virtual gift experiences which not only generate revenue, but also encourage interactions among users. We have two major business lines for monetization: live video services and value-added service. In addition, we also generate revenues from mobile marketing services and other services.

Live Video Service

Our live video services allows Momo, Tantan and Soulchill users to livestream a variety of content and activities including talent shows such as singing, dancing and talk shows, as well as to engage in casual chatting and other form of interactions between broadcasters and viewers. The broadcasters are able to “go live” and connect with their audience via their mobile phones or personal computers, while audience members are able to interact on a real time basis with the broadcasters and other fellow viewers by texting for free or purchasing and sending virtual gifts. We share a portion of the revenues generated with the broadcasters or their talent agencies. Broadcasters provide live video services on our platforms as an individual or as a member of a talent agency. Certain broadcasters are also paying users on our platforms. The talent agencies recruit, train and retain the broadcasters. We monetize live video services via virtual gifts. Our live video services generated 51.2%, 50.6% and 48.2% of our net revenues in 2022, 2023 and 2024, respectively.

Value-Added Service

Our value-added service primarily consists of subscription services on Momo and Tantan platforms that provide paying users with additional features, functions and privileges. In the fourth quarter of 2016, we started to offer virtual gift services within our family of applications, which allow our users to purchase and send virtual gifts to other users outside of the live video service. We also introduced virtual item sales in our virtual community services in 2019. We generated 47.3%, 47.9% and 50.4% of our net revenues from value-added services in 2022, 2023 and 2024, respectively.

Mobile Marketing Services

We seek to provide advertising and marketing solutions to enable our customers to promote their brands and conduct effective marketing activities. We offer full screen banner ads that appear before the application is loaded. We may occasionally offer other forms of display ads. We started to provide advertising services on the Tantan app in 2023.

Mobile marketing services contributed 1.0%, 1.1% and 1.4% of our revenues in 2022, 2023 and 2024, respectively.

Mobile Games

We offered games with an aim to increase the interactions between users and broaden our revenue sources. In 2023, we strategically decided to deprioritize our game development and distribution business and focus on other areas with greater potential for growth and user acquisition. Mobile games contributed 0.4%, 0.2% and less than 0.1% of our revenues in 2022, 2023 and 2024, respectively. We have ceased offering mobile games and related services since early 2024.

Other Services

Our other services include other revenue generating services that are immaterial in revenue contribution or are not considered as part of our strategic focus. Other services contributed 0.1%, 0.2% and less than 0.1% of our revenues in 2022, 2023 and 2024, respectively.

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

Content Moderation

As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of March 31, 2025, Momo and Tantan collectively have a dedicated team of 580 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around the clock.

We monitor and screen user information and user generated content against a spam list, which is a list of content and behaviors that we have determined are likely to be indicative of inappropriate or illegal content or illegal activities. Furthermore, we continuously enhance our content screening processes and collaborate with governmental authorities to ensure compliance with applicable laws and regulations. As an example, we temporarily suspended the ability of users to post social newsfeeds on the Momo platform during the one-month period from May 11, 2019 to June 11, 2019 pursuant to directives of the governmental authority. Additionally, our users can also easily report fraud if they come across suspicious content, and each user complaint is processed by our content management and monitoring system and personnel.

Branding and Marketing

Our brand building activities generally comprise purchasing online advertising in the form of texts, banners and videos, placing commercials on offline media networks, and public relations efforts. We also conduct branding and promotional activities through offline events. In addition, we acquire users for our platforms directly through online marketing channels including mobile advertising platforms such as ByteDance, application stores, search engines and other online advertising networks.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2024, we (i) had 30 patents and 117 pending patent applications filed with the National Intellectual Property Administration of the PRC; (ii) had registered 1,820 trademarks and had applied for 200 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC, the Hong Kong Intellectual Property Department and the U.S. Patent, Turkish Patent & Trademark Office and Intellectual Property of Singapore, among others; (iii) had registered 224 software copyrights and 2 other copyrights with the PRC National Copyright Administration; and (iv) had registered or acquired 270 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

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

Our Approach to Corporate Responsibility and Sustainability

We take our environmental responsibility very seriously, beyond our own consumption and greenhouse gas emissions, which as typical for our industry are relatively low. We seek means to advance environmental best practices by aligning ourselves with positive role models and support for environmental initiatives undertaken by government and civil society organizations. A big focus of our corporate social responsibility is to support training and development of our employees so that they can reach their individual goals as well as align their achievements with our corporate goals. Finally, we have an active program of corporate philanthropy aimed at better contributing to the society and fulfilling our corporate responsibilities.

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

Human Capital

Compensation and Benefits. We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain top talents in the industry. The remuneration and rewards include retention through share-based compensation and performance-based bonus. In addition to our contribution to Chinese mainland social insurance, which is in compliance with applicable laws and regulations, we arrange annual medical checkups for employees, provide employees with various supplemental insurance benefits (including life insurance, accident insurance, critical illness insurance, medical insurance and maternity insurance) and organize various fitness sessions and a wide range of leisure and recreational activities for employees.

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

Corporate Philanthropy

Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in Chinese mainland. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in Chinese mainland. In the subsequent years, the Momo Foundation donated RMB20.0 million to charitable causes. In 2021, 19 Hello Hope Elementary Schools donated by us were completed and put into use. In 2020, in response to the COVID-19 pandemic, we set up a medical research fund and committed RMB10.0 million to aid frontline medical staff and vaccine research and development. In 2021, we donated RMB20.0 million to flood relief efforts in Henan and Shanxi provinces. In 2022, 2023 and 2024, we donated RMB0.7 million, RMB0.3 million and RMB0.1 million respectively to a number of public welfare foundations to alleviate poverty, support animal protection, support protection of women and children’s rights and support experimental learning activities for college students. Collectively, we have donated over RMB95.6 million to charitable causes.

Competition

As a mobile social networking platform that also provides live video services, we are subject to intense competition from providers of similar services, as well as potential new types of online services.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Chinese mainland or our shareholders’ rights to receive dividends and other distributions from us.

Corporate Laws and Foreign Investment Law

The establishment, operation and management of corporate entities in Chinese mainland are governed by the PRC Company Law, effective in 1994, as amended in 1999, 2004, 2005, 2013, 2018 and 2023, respectively. The latest amendment will become effective on July 1, 2024. The main amendments in 2023 in the PRC Company Law involve improving the company’s establishment and exit system, optimizing the company’s organizational structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. The PRC Company Law is applicable to our Chinese mainland subsidiaries and the VIEs unless the PRC Foreign Investment Law and its implementation regulations have stipulated otherwise.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in Chinese mainland, namely, the PRC Sino-foreign Equity Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Joint Venture Enterprise Law and the PRC Foreign Owned Enterprise Law, together with their implementation rules and ancillary regulations. Further to the PRC Foreign Investment Law, on December 26, 2019, the State Council of the PRC passed the Regulation for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. According to the PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) in Chinese mainland, which includes investments made by foreign investors in Chinese mainland through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Based on the PRC Foreign Investment Law, it is possible that the prospective laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment.

According to the PRC Foreign Investment Law and its implementing regulations, the State Council will publish a catalog for special administrative measure, or the Negative List, to provide the scope of “restricted” or “prohibited” industries that have certain restrictions on foreign investment such as market entry clearance. Foreign investment activities in industries not included in the Negative List are granted national treatment. The currently effective Negative List has become effective on November 1, 2024.

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

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in Chinese mainland, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

We operate our businesses in Chinese mainland through a number the VIEs which are controlled by our Chinese mainland subsidiaries through a series of contractual arrangements. The VIEs hold ICP licenses to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Negative List.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, to regulate telecommunication activities in Chinese mainland, which were further amended in July 2014 and February 2016, respectively. The telecommunications industry in Chinese mainland is governed by a licensing system based on the classifications of the telecommunications services set forth under the Regulations on Telecommunications of China

The MIIT, together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in Chinese mainland. The Regulations on Telecommunications of China divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and licenses granted by the MIIT or its provincial-level communications administrative bureaus. According to the Catalog of Classification of Telecommunications Businesses effective in March 2016 and amended on June 6, 2019, provision of information services through the internet, such as the operation of our immomo.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, February 2016 and March 2022, foreign investors may hold no more than a 50% equity interest in a value-added telecommunications services provider in Chinese mainland, and effective from May 1, 2022, such foreign investor will no longer be required to have experience in providing value-added telecommunications services overseas and maintain a good track record. Due to these regulations, we operate our website through Beijing Momo and its subsidiaries. The most updated version of the Negative List, which was promulgated by the Ministry of Commerce and the NDRC and became effective from November 1, 2024, imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for e-commerce business, domestic multiparty communications, storage and forwarding and call center services as well.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business, issued by the Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any value-added telecommunications business in Chinese mainland. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in Chinese mainland. Furthermore, certain assets, such as the trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business further requires each ICP license holder to have the necessary sites and facilities for its approved business operations and to maintain such sites and facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under the Chinese mainland regulations. If an ICP license holder fails to comply with the requirements in the circular and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the authority to take administrative measures against such license holder, including revoking its ICP license. Beijing Momo, the operator of our website, owns the relevant domain names and registered trademarks and has the necessary personnel to operate the website.

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

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in Chinese mainland, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the National Press and Publication Administration and the Ministry of Culture, to adopt detailed implementing rules according to these decisions.

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with the regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in Chinese mainland or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, the SARFT and the CAC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any internet dramas or micro films that were produced by any entity lacking such permit. For internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the content management rules. This notice also requires that online audio/video content, including internet drama and micro films, be filed with the competent authorities before release.

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

On February 9, 2021, the CAC, the MIIT and other five departments jointly issued the Guiding Opinions on Strengthening the Administration of Online Live Broadcast, which became effective on the same day. The guidance opinions clarified various regulatory license requirements applicable to online live broadcast platforms, and provided additional compliance requirements on broadcast platform management. As these guidance opinions are not PRC laws or regulations, we expect that relevant governmental authorities may enact implementing rules and regulations in the future.

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

On October 8, 2021, the Administrative Provisions on Minor-oriented Programs were revised by the National Radio and Television Administration and has become effective on the same date. According to these provisions, network audio/video programs with minors as their main participants or recipients shall not contain any content which are harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal content.

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

As of the date of this annual report, we hold an Internet Audio/Video Program Transmission License, which has been in effect since 2017 through Zhejiang Shengdian, a wholly-owned subsidiary of Beijing Momo.

Regulations on Online Comics and Internet Cultural Products

The Interim Administrative Provisions on Internet Culture were promulgated by the Ministry of Culture on February 17, 2011, became effective on April 1, 2011 and further amended on December 15, 2017. Pursuant to the Interim Administrative Provisions on Internet Culture, online comics are deemed to be online culture products, and any entity engaged in producing, transmitting and distributing online culture products shall apply for an internet culture operation license that includes the business scope of actual online activities. As of the date of this annual report, we have obtained ten internet culture operation licenses.

Regulations on Information Security

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The Decision on Strengthening Network Information Protection also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in Chinese mainland. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability under certain circumstances. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information. In September 2022, the CAC released the proposed amendment to the PRC Cybersecurity Law for public comment. The amendment proposed to impose more stringent legal liabilities for certain violations of the PRC Cybersecurity Law and systematically consolidate and unify penalties for violating security protection obligations relating to network operations, network information, critical information infrastructure, and personal information.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other Chinese mainland governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

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

On March 22, 2024, the CAC promulgated the second edition of the Guidelines for Application for the Outbound Data Transfer Security Assessment, which is intended to instruct and assist data processors to apply for outbound data transfer security assessment. According to the guidelines, activities of outbound data transfer include (i) overseas transmission by data processors of data collected and generated during domestic operations in Chinese mainland; (ii) allowing overseas institutions, organizations or individuals to access, acquire, download or export data collected and generated by data processors and stored in Chinese mainland; and (iii) other data processing activities conforming to the subdivision 2 of article 3 of the PRC Personal Information Protection Law such as processing domestic individuals’ personal information overseas.

On September 24, 2024, the CAC promulgated the Administrative Regulations for Internet Data Security, or the Data Security Regulations. The Data Security Regulations provides that data processors conduct data processing activities, which affects or may affect national security, must apply for cybersecurity review There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Data Security Regulations further stipulates that data processors that hold personal information of over one million users shall clearly define the person in charge of network data security and the network data security management body. Processors of important data, in the event of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, shall take measures to ensure the security of network data and report the important data disposal plan, the name or designation and contact information of the receiving party, etc., to the relevant competent department at the provincial level or above. If the competent department is not clear, the report shall be made to the provincial level or above data security work coordination mechanism.

Regulations Relating to Internet Content and Information

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the Chinese mainland authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the authorities. The VIEs holding ICP licenses or filings are subject to these measures.

Internet information in Chinese mainland is also regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security on December 28, 2000, which may subject violators to criminal punishment in Chinese mainland for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The VIEs holding ICP licenses or filings are subject to the laws and regulations relating to information security.

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

The Administrative Provisions on Comment Threading Services on the Internet were amended by the CAC on November 16, 2022 and became effective on December 15, 2022. The Administrative Provisions on Comment Threading Services on the Internet requires that the Comment threading service providers shall (1) verifying the real identity information of the registered users under the principle of “using real name at back end and using alias or real name voluntarily at front end” and not providing comment threading services to users who have not verified their real identity information or fraudulently use the identity information of organizations or others; (2) establishing and improving the system for the protection of the personal information of users, following the principles of “legitimacy, appropriateness, necessity and good faith” in the processing of the personal information of users, disclosing the rules for processing personal information, informing the users of the purpose and method of processing, type of personal information to be processed, storage period and other matters, and obtaining individuals’ consents according to the law, unless otherwise provided for by laws or administrative regulations; (3) establishing the system of “censorship before release” for comment threading services provided for news information; (4) providing the corresponding static version of information content at the same time on the same platform and page if the comment threading services are provided by way of bullet screens; (5) establishing and improving a system of review and management of comments posted, real- time inspection, emergency response and reporting acceptance and other information security management systems, timely identifying and disposing of illegal and negative information, and reporting to the cyberspace administration; (6) innovating the management methods for comments posted, researching and developing information security management technology for comments posted and improving the ability to dispose of illegal and negative information, timely identifying risks such as security defects and loopholes in the comment threading services, taking remedial measures and reporting the same to the cyberspace administrations; (7) being staffed with a review editorial team that adapts to the scale of service, strengthening the review trainings and improving the professionalism of review editors; (8) cooperating with the cyberspace administrations in conducting supervision and inspection in accordance with the law and providing necessary technical and data support and assistance.

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

The PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and was amended on June 24, 2022, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and amended on September 18, 2018 and January 22, 2024 respectively, require that where a concentration reaches one of the following thresholds, a filing must be completed in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within Chinese mainland; or (ii) during the previous fiscal year, the total turnover within Chinese mainland of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within Chinese mainland. If a concentration does not reach the threshold prescribed by the State Council, there is evidence proving the concentration has or may have effect of excluding or limiting competition, the anti-monopoly law enforcement agency of the State Council may require the undertakings to complete the filings. Where the undertakings fail to complete the filings in accordance with the aforementioned provisions, the anti-monopoly law enforcement agency of the State Council shall conduct an investigation in accordance with the law. If an undertaking carries out a concentration in violation of the law and the concentration has or may have the effect of excluding or limiting competition, the competent authority shall order the undertaking to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore to the pre-concentration status, and a fine of up to 10% of its sales amount in the previous year will be imposed; if the concentration has no effect of excluding or limiting competition, a fine of up to RMB5 million will be imposed. Furthermore, the anti-monopoly law enforcement agency of the State Council shall improve the classified and hierarchical review system for concentrations of undertakings, strengthen the review of concentrations of undertakings in important fields related to national economy and people’s livelihood pursuant to the law, and improve the quality and efficiency of review. The PRC Anti-Monopoly Law further provides that undertakings shall not use data, algorithms, technologies, capital advantages and platform rules, etc. to engage in any monopolistic activities prohibited by the law.

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

On September 11, 2020, the Anti-Monopoly Committee of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. Anti-Monopoly Compliance Guideline for Operators was amended on April 25, 2024, which further clarifies compliance incentive rules, provides 22 reference examples, specifies antitrust compliance management principles for operators, adds key compliance risks in specific scenarios, expands content on compliance review, compliance consultation, compliance reporting, compliance commitments, and introduces external supervision mechanisms.

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

Regulations on Anti-Fatigue Compliance System and Real-Name Registration System

On May 7, 2022, the Central Commission for Guiding the Cultural and Ethical Progress of the Communist Party of China, the Ministry of Culture and Tourism, National Radio and Television Administration and the CAC promulgated the Opinions on Regulating Virtual Gifting during Online Live Broadcasting and Strengthening the Protection of Minors. According to the opinions, online live broadcasting platforms shall, among others (1) prohibit minors from virtual gifting, and strength the implementation of real-name registration; (2) not provide online live broadcaster account registration service to minors under 16 and shall obtain the consent from guardians before allowing minors between 16 and 18 to register as a broadcaster on their platforms; (3) continue to upgrade the youth mode of the platform and establish an exclusive customer service team for minors to prioritize the settlement of complaints and disputes related to minors; (4) strengthen the administration on key functions of the platform and prohibit virtual gifting amount from being the sole criteria for the ranking of broadcasters or the criteria for the ranking of users; and (5) suspend all services under youth mode after 10:00 p.m. every day to ensure the rest time of minors.

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

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which were amended on January 8, 2011 and December 6, 2024, respectively, to regulate the provision of information services to online users through the internet. According to the Administrative Measures on Internet Information Services, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our immomo.com website and Momo application involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the competent local branch of the MIIT may impose fines, confiscate its illegal income or even block its website. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by laws or regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP license from the MIIT or its provincial level counterpart. Our affiliated Chinese mainland entity, Beijing Momo, currently holds an ICP license issued by Beijing Communications Administration, a local branch of the MIIT. Our ICP license will expire in December 2026.

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

According to the Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April 26, 2024, among others, online live broadcasting service providers are not allowed to provide minors under age sixteen with online live broadcasting publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged sixteen or above to register online live broadcasting publisher accounts.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. In recent years, Chinese mainland government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from producing, copying, publishing or distributing information that is insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or illegally providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. We are subject to these regulations as an online business operator.

On February 4, 2015, the CAC promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, profile photos, introductions and other registration-related information reported by the public in a timely manner. On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, effective from August 1, 2022, which applies to the registration, use, and management of internet users’ account information by internet information service providers in Chinese mainland. The Administrative Provisions on the Account Information of Internet Users stipulates that internet information service providers shall formulate and disclose internet user account management rules and platform conventions, sign service agreements with internet users, and clarify the rights and obligations related to account information registration, use, and management. The Administrative Provisions on the Account Information of Internet Users also requires the internet information service providers shall protect and operate internet users’ account information in accordance with laws and regulations, and take measures to prevent unauthorized access and leakage, tampering, and loss of personal information. The internet information service providers shall set up convenient complaints and reporting portals in prominent locations, disclose complaints and reporting methods, improve mechanisms for acceptance, review, handling, and feedback, clarify processing procedures and time limits for feedback, and promptly handle complaints and reports from users and the public.

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

According to the Law of the PRC on the Protection of Minors (2024 Revision), which took effect on April, 26, 2024, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under the age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC issued the Administrative Provisions on Mobile Internet Application Information Services, which were amended on June 14, 2022 and became effective on August 1, 2022. The amended provisions clarify the requirements in relation to the provision of application information services and application distribution services in Chinese mainland. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cybersecurity, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The amended provisions also set out the requirements for application distribution platforms, which include, among others, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, relevant laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep relevant records and report the breach to competent authorities.

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

Regulations Relating to Taxation

In January 2008, the PRC Enterprise Income Tax Law took effect, which were amended on December 29, 2018 and became effective on the same date. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a Chinese mainland subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the Chinese mainland tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with Chinese mainland that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from Chinese mainland withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside Chinese mainland with “de facto management bodies” within Chinese mainland is considered a “resident enterprise” for Chinese mainland enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Taxation Administration in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of Chinese mainland as “resident enterprises” clarified that dividends and other income paid by such Chinese mainland “resident enterprises” will be considered Chinese mainland-source income and subject to Chinese mainland withholding tax, currently at a rate of 10%, when paid to non-Chinese mainland enterprise shareholders. This circular also subjects such Chinese mainland “resident enterprises” to various reporting requirements with the Chinese mainland tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, this circular specifies that certain Chinese mainland-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in Chinese mainland will be classified as Chinese mainland resident enterprises if the following are located or resided in Chinese mainland: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors who have the voting rights.

Pursuant to the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a Chinese mainland enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Chinese mainland enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the Chinese mainland resident enterprise; and (iii) it must have directly owned such required percentage in the Chinese mainland resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, provide that non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits and retention of relevant materials for review,” thus, where non-resident taxpayers determine on their own that the conditions for them to enjoy the treatments under tax treaties are meet, may enjoy treatments under tax treaties on their own during the tax filings by themselves or through withholding agents, and shall collect and retain relevant materials for future inspection, and be subject to administration by the tax authorities afterwards. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo IT, if it satisfies the conditions prescribed under the Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to the Circular 81, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

On April 30, 2009, the Ministry of Finance and the State Taxation Administration jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59.

On February 3, 2015, the State Taxation Administration issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or the Public Notice 7. The Public Notice 7 introduces a new tax regime, and extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in Chinese mainland and assets held under the establishment and place, in Chinese mainland of a foreign company through the offshore transfer of a foreign intermediate holding company. The Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, the Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to Chinese mainland tax and to file or withhold the Chinese mainland tax accordingly. In October 2017, the State Taxation Administration issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedures of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the Chinese mainland entity that directly owns the taxable assets, may report such indirect transfer to the tax authority.

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

The Chinese mainland tax authorities have the discretion under the Circular 59, the Bulletin 37 and the Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Value-Added Tax

On January 1, 2012, the PRC State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value-added tax, or VAT, instead of business tax. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Taxation Administration issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value-Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries. The scope of certain modern services industries under this circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout Chinese mainland. On December 12, 2013, the Ministry of Finance and the State Taxation Administration issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the Circular 106. Among other things, the Circular 106 abolished the Circular on Tax Policies in the Nationwide Pilot Collection of Value-Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the State Taxation Administration issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-Added Tax in Lieu of Business Tax, or the Circular 43. On March 23, 2016, the Ministry of Finance and the State Taxation Administration issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value- Added Tax in Lieu of Business Tax, which replaced and superseded the Circular 106 and the Circular 43. Effective from May 1, 2016, the Chinese mainland tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold, as adjusted to 13% starting from April 1, 2019. On March 20, 2019, the Ministry of Finance, the State Taxation Administration and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, or the Announcement 39, which took effect as of April 1, 2019. In accordance with the Announcement 39, with effect from April 1, 2019 to December 31, 2021, taxpayers in service industry relating to production and life-support services are allowed to deduct additional 10% of the deductible input tax for the current period. The above VAT preferential policy was then extended until December 31, 2022. The Announcement 39 further illustrates that a taxpayer in service industry relating to production and life-support services refer to taxpayer whose sales generated from postal services, telecommunications services, modern services and life-support services account for more than 50% of its total sales.

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

Regulations Relating to Copyright and Trademark Protection

Chinese mainland has adopted legislation governing intellectual property rights, including copyrights and trademarks. Chinese mainland is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

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

On December 20, 2001, the State Council promulgated the new Regulations on Computer Software Protection, effective from January 1, 2002 and as amended in 2011 and 2013, which are intended to protect the rights and interests of the computer software copyright holders and encourage the development of software industry and information economy. In Chinese mainland, software developed by Chinese mainland citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the primary evidence of the ownership of the copyright and other registered matters. On February 20, 2002, the National Copyright Administration of the PRC introduced the Measures on Computer Software Copyright Registration, which outline the operational procedures for registration of software copyright, as well as registration of software copyright license and transfer contracts. The Copyright Protection Center of China is mandated as the software registration agency under the regulations.

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in Chinese mainland, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2024, we had registered 224 software copyrights in Chinese mainland.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of products or services. As of December 31, 2024, we had 1,820 registered trademarks and 200 trademark applications in Chinese mainland, Hong Kong, the United States, Japan and Korea, Turkish and Singapore, etc.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as the sale or purchase of goods, are not subject to Chinese mainland governmental approvals. Certain organizations in Chinese mainland, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of SAFE is required for capital account transactions.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in Chinese mainland, and remittance of foreign exchange profits and dividends by a FIE to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in Chinese mainland shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in Chinese mainland based on the registration information provided by SAFE and its branches.

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

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995, as amended in 2009 and 2018, and the PRC Labor Contract Law effective in 2008, as amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of Chinese mainland stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

In Chinese mainland, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers shall be in writing. Furthermore, the employment agencies shall be jointly and severally liable for any damage caused to the dispatched workers due to violation of the PRC Labor Contract Law by the company that accepts the dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a five-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the PRC Social Insurance Law, effective in 2011, as amended in 2018, basic pension insurance, basic medical insurance, occupational injury insurance, maternity insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese mainland companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002 and 2019 respectively, Chinese mainland companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both Chinese mainland companies and their employees are required to contribute to the housing funds.

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

Regulations Relating to Dividend Distribution

Foreign-invested enterprises in Chinese mainland may pay dividends only out of their accumulated profits after tax as determined in accordance with Chinese mainland accounting standards. Remittance of dividends by a FIE out of Chinese mainland is subject to examination by the banks designated by SAFE. Foreign-invested enterprises may not pay dividends unless they set aside 10% of their respective accumulated profits after tax each year, if any, to fund certain statutory common reserve funds, until such time as the accumulative amount of such funds reach 50% of the foreign-invested enterprise’s registered capital. If the statutory common reserve funds are not sufficient to make up their losses in previous years (if any), the foreign- invested enterprises shall use the profits of the current year to make up the losses before accruing the statutory common reserve funds. At the discretion of the shareholders of the foreign-invested enterprises, it may, after accruing the statutory common reserve funds, allocate a portion of its after-tax profits based on Chinese mainland accounting standards to discretionary common reserve funds. These statutory common reserve funds and discretionary common reserve funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by Chinese mainland Residents or Citizens

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by Chinese mainland residents or entities to seek offshore investment and financing and conduct round trip investment in Chinese mainland. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by Chinese mainland residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in Chinese mainland by Chinese mainland residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, Chinese mainland residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

Chinese mainland residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such Chinese mainland residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant Chinese mainland residents or entities to penalties under Chinese mainland foreign exchange administration regulations.

We have completed the foreign exchange registration of Chinese mainland resident shareholders for Mr. Yan Tang, Mr. Yong Li, Mr. Zhiwei Li, and Mr. Xiaoliang Lei with respect to our financings and share transfer.

M&A Rules and Overseas Listing

In August 2006, six Chinese mainland regulatory agencies, including the CSRC, jointly adopted the M&A Rules, which became effective in September 2006 and were further amended by Ministry of Commerce on June 22, 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of Chinese mainland domestic companies and controlled by Chinese mainland companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

We believe that CSRC approval is not required in the context of our initial public offering as we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our Chinese mainland individual shareholders, as we acquired contractual control rather than equity interests in our domestic affiliated entities. However, we cannot assure you that the Chinese mainland government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or other Chinese mainland regulatory agency subsequently determines that we need to obtain the CSRC’s approval for our initial public offering or if CSRC or any other Chinese mainland government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for our initial public offering, we may face sanctions by the CSRC or other Chinese mainland regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in Chinese mainland, limit our operating privileges in Chinese mainland, delay or restrict the repatriation of the proceeds from our initial public offering into Chinese mainland, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

The Chinese mainland government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law around July 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese mainland-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by Chinese mainland-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Chinese mainland—The approval of or filing with the CSRC or other Chinese mainland government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other Chinese mainland anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

According to the Overseas Listing Trial Measures, Chinese mainland domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by Chinese mainland domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese mainland, or its main place(s) of business are located in Chinese mainland, or the majority of senior management staff in charge of its business operations and management are Chinese mainland citizens or have their usual place(s) of residence located in Chinese mainland. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed.

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

On February 24, 2023, the CSRC, together with other authorities, jointly issued the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which came into effect on March 31, 2023. It requires Chinese mainland domestic enterprises or its overseas listing vehicles, among others, seeking to offer or list its securities in overseas markets either directly or indirectly, to establish and improve their confidentiality and archives administration systems and take other necessary measures to prevent them from disclosing state secrets, secrets related to state authorities’ affairs or undermining national or public interests. It further stipulates that it shall be subject to approval or filing procedures of competent authorities in accordance with relevant laws and regulations that Chinese mainland domestic enterprises or its overseas listing vehicles, among others, provide or publicly disclose documents or materials involving state secrets or secrets of state authorities or causing possible adverse effect on national security or public interests etc. to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

Furthermore, according to the Negative List promulgated by the Ministry of Commerce and the NDRC effective on January 1, 2022, domestic enterprises engaged in activities in any field prohibited from foreign investment under the Negative List shall be subject to review and approval by the authorities of Chinese mainland when listing and trading overseas. If it is determined that any approval, filing or other administrative procedure from the CSRC or other Chinese mainland governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other Chinese mainland regulatory agencies, which may include fines and penalties on our operations in Chinese mainland, limitations on our operating privileges in Chinese mainland, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in Chinese mainland, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese mainland regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement. On September 24, 2024, the CAC promulgated the Administrative Regulations for Internet Data Security, or the Data Security Regulations. The Data Security Regulations provides that data processors conduct data processing activities, which affects or may affect national security, must apply for cybersecurity review: There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The Data Security Regulations further stipulates that data processors that hold personal information of over one million users shall clearly define the person in charge of network data security and the network data security management body. Processors of important data, in the event of mergers, divisions, dissolutions, bankruptcies, or other circumstances that may affect the security of important data, shall take measures to ensure the security of network data and report the important data disposal plan, the name or designation and contact information of the receiving party, etc., to the relevant competent department at the provincial level or above. If the competent department is not clear, the report shall be made to the provincial level or above data security work coordination mechanism.

SAFE Regulations on Employee Share Options

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are Chinese mainland citizens or who are non-Chinese mainland citizens residing in Chinese mainland for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a Chinese mainland subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly-owned subsidiaries in Chinese mainland and limit these subsidiaries’ ability to distribute dividends to us.

In addition, the State Taxation Administration has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in Chinese mainland who exercise share options or are granted restricted shares will be subject to Chinese mainland individual income tax. The Chinese mainland subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with competent tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the Chinese mainland subsidiaries fail to withhold their income taxes according to laws and regulations, the Chinese mainland subsidiaries may face sanctions imposed by the tax authorities or other Chinese mainland government authorities. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with Chinese mainland regulations currently in effect on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan, 2014 Plan, Tantan 2015 Plan, Tantan 2018 Plan or 2024 Plan.

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

(4)

Beijing Perfect Match was established in April 2019. We exercise effective control over Beijing Perfect Match through contractual arrangements among Beijing Perfect March, Beijing Momo IT, and Ms. Ying Zhang and Ms. Shasha Li. Each of Ms. Ying Zhang and Ms. Shasha Li holds 99% and 1% of the equity interest in Beijing Perfect Match, respectively.

(5)

We exercise effective control over SpaceTime Beijing, through contractual arrangements among Beijing Momo IT, SpaceTime Beijing and Ms. Minyan Wang and Ms. Shasha Li. Each of Ms. Minyan Wang and Ms. Shasha Li holds 90% and 10% of the equity interest in SpaceTime Beijing, respectively.

(6)

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in Chinese mainland principally through the VIEs and their subsidiaries. Our wholly foreign-owned entities, or WFOEs, Beijing Momo IT, Beijing Yiliulinger, Tantan Technology and Beijing Wozaixiangxiang, entered into contractual arrangements with the VIEs and their respective shareholders. Specifically, Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media, Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Wozaixiangxiang entered into contractual arrangements with Tianjin Nishuodedoudui. Beijing Momo, Tantan Culture, and Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui are all of the VIEs. See notes under “Item 4. Information on the Company—C. Organizational Structure” on the previous page for shareholders of the VIEs. Investors in our ADSs are not purchasing equity interest in the VIEs in Chinese mainland, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The contractual arrangements allow us to:

•	exercise effective control over the VIEs;

•	receive substantially all of the economic benefits of the VIEs; and

•	have an option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

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

Exclusive cooperation agreements. Pursuant to various exclusive cooperation agreements, each as amended, Beijing Momo IT, its Chengdu branch and Hainan branch have the exclusive right to provide, among other things, licenses, copyrights, technical and non-technical services to Beijing Momo, Chengdu Momo, Tianjin Heer and Loudi Momo and can receive service fees and license fees as consideration. Tantan Technology have the exclusive right to provide licenses, copyrights, technical and non-technical services to Tantan Culture and Tianjin Apollo, and can receive service fees and license fees as consideration.

Each agreement has an initial term of ten years from the date of execution, and may be extended at the sole discretion of Beijing Momo IT (with its Chengdu branch and Hainan branch) and Tantan Technology. Beijing Momo IT (with its Chengdu branch and Hainan branch) and Tantan Technology may terminate the agreement at any time with a 30-day notice to Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Tantan Culture and Tianjin Apollo, as applicable, but Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Tantan Culture and Tianjin Apollo, may not terminate the agreement.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIEs. Uncertainties in the Chinese mainland legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the Chinese mainland government finds that the agreements that establish the structure for operating our business in Chinese mainland do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in Chinese mainland, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our Chinese mainland subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Hello Group Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our Chinese mainland subsidiaries and the VIEs that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Jingtian & Gongcheng, our Chinese mainland counsel:

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

We are further advised by Jingtian & Gongcheng that the ownership structures of our other wholly-owned entities in Chinese mainland and our other VIEs in Chinese mainland do not violate any applicable PRC law, regulation or rule currently in effect, and the contractual arrangements among our other wholly-owned entities in Chinese mainland, our other VIEs in Chinese mainland and their respective shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the Chinese mainland regulatory authorities may in the future take a view that is contrary to the above opinion of our Chinese mainland counsel. If the Chinese mainland government finds that the agreements that establish the structure for operating our business do not comply with Chinese mainland government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We owned an aggregate of approximately 34,000 square meters of office space in Beijing and Tokyo as of March 31, 2025. We leased an aggregate of approximately 31,000 square meters of office space in other parts of China and other countries as of March 31, 2025. These leases generally vary in duration from one year to five years.

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

Major Factors Affecting Our Results of Operations

User Base. For 2024, we generated our revenues primarily from live video services and value-added service. Our revenues are driven by the number of our paying users and average revenue per paying user for the various services we offer to users, including live video services and value-added service. The number of our paying users is affected by the size of our overall active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses. We have been taking measures to boost user activities and user spending willingness, including organizing more special events and activities for users on our applications, and modifying of our product strategies to feature more functions that reward users for regularly using and paying on our applications. We monitor certain metrics of our Momo and Tantan apps on a quarterly basis, as they are, among other things, metrics to help us ensure that our business is on the right track.

Momo. Starting from 2023, we have strategically shifted the focus of Momo’s user acquisition effort from trying to maintain the overall user base to maintaining a more profitable user base. Under this new strategy, we no longer pursue the acquisition of Momo users who, based on our assessment, would not eventually bring us enough profit to cover the acquisition cost. As a result, we have since ceased monitoring MAUs of our Momo app on a quarterly basis. Instead, we monitor the number of paying users of our Momo app and regard paying users as a more important indicator of our performance. The numbers of paying users for the live video services and value-added services on our Momo application, without double counting the overlap, are presented by the charts below for the periods indicated.

Tantan. We monitor both MAUs and number of paying users of our Tantan app. The numbers of Tantan MAUs and the numbers of paying users on our Tantan application are presented by the charts below for the periods indicated.

User Engagement. Changes in user engagement affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich content is essential for our ability to generate revenues from the various services we offer to users, including our live video business and our value-added services, among others.

Monetization. We monetize our service offerings mainly by introducing membership services to our users, and we are continuing to refine our monetization strategy without adversely affecting user experience. We offer live video services, generating 48.2% of our net revenues in 2024. We also offer value-added service, which includes a virtual gift service that allows our users to purchase and send virtual gifts to other users outside of live video services, as well as membership services. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade our technology infrastructure to keep pace with technological innovations, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

The number of our employees was 1,705 as of December 31, 2022, 1,382 as of December 31, 2023, and 1,390 as of December 31, 2024. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to such subsidiaries or their members.

Hong Kong

Our subsidiaries domiciled in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2 million Hong Kong dollars of profits earned by the company are subject to taxation at an income tax rate of 8.25%, while the remaining profits are subject to taxation at an income tax rate of 16.5%. In addition, to avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one Hong Kong entity to benefit from the two-tiered income tax rate. In 2022, we accrued withholding tax of RMB164.3 million on retained earnings generated in 2022 by Beijing Momo IT. Momo HK received special dividends of RMB3,600.0 million from Beijing Momo IT in 2022. Withholding taxes of RMB360.0 million in connection with the dividends were fully paid during the year ended December 31, 2022. In 2023, we accrued withholding tax of RMB184.0 million on retained earnings generated in 2023 by Beijing Momo IT. Beijing Momo IT declared cash dividends of RMB1,800.0 million to Momo HK in 2023, which was paid in January 2024. Withholding taxes of RMB180.0 million in connection with the dividends were fully paid during the year ended December 31, 2023. From the year of 2024, dividends paid by Beijing Momo IT to Momo HK was qualified for the preferential withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, instead of the normal withholding tax rate of 10%. In 2024, we accrued withholding tax of RMB70 million (US$9.6 million) on retained earnings generated in 2024 by Beijing Momo IT, as well as an additional withholding tax RMB449 million (US$61.5 million) on accumulated retained earnings on which the tax liability remained unrecognized as of December 31, 2023. Beijing Momo IT declared cash dividends of RMB6,000.0 million (US$822.0 million) to Momo HK in 2024, among which RMB4,000.0 million (US$548.0 million) was paid in 2024 and RMB2,000.0 million (US$274.0 million) was paid in the first quarter of 2025. Withholding taxes of RMB200.0 million (US$27.4 million) and RMB100.0 million (US$13.7 million) in connection with the dividends were fully paid during the years ended December 31, 2024 and the first quarter of 2025, respectively.

Singapore

Hello Planet Pte.Ltd. was granted the Development and Expansion Incentive (“DEI”) in November 2024, and was accordingly entitled to a preferential tax rate of 10% on its qualifying income for the period from December 1, 2024 to November 30, 2029. Other subsidiaries domiciled in Singapore are subject to tax rate of 17% on their taxable income.

Japan

Our subsidiaries domiciled in Japan are subject to tax at statutory tax rate on their taxable income.

People’s Republic of China

Pursuant to the PRC Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. Beijing Momo IT applied for the qualification of Key Software Enterprise for calendar year 2019 and was approved in 2020. Therefore, Beijing Momo IT was entitled to a preferential tax rate of 10% for the year 2019. Beijing Momo IT was qualified as “High and New Technology Enterprises” in 2020 and 2023, respectively, and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2025. Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate applicable to it was 15% since 2014. According to No. 23 announcement of the State Taxation Administration in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2022, 2023 and 2024. In July 2019 and December 2022, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2024. Tantan Technology applied for Software Enterprise status for fiscal year 2020 and 2021 and was approved in 2021 and 2022, which entitled Tantan Technology to enjoy an income tax exemption in 2020 and 2021. Accordingly, in 2021 and 2022 Tantan Technology recorded the preferential tax rate adjustment from 15% to 0% for income tax expense of the fiscal year of 2020 and 2021. The other entities incorporated in Chinese mainland were subject to an enterprise income tax at a rate of 25% for the years ended December 31, 2022, 2023 and 2024.

We have recognized income tax expense of RMB562.3 million, RMB630.0 million and RMB845.0 million (US$115.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

All of our entities are subject to VAT at rate of 6% for services provided and 13% for goods sold, based on the net balance of the output VAT for the period after crediting the input VAT for the period. Input VAT caused by purchasing goods or services can only be credited against output VAT if the taxpayer obtained and verified the relevant VAT special invoices. We benefited from special temporary policies that allowed us to deduct an additional 10% of the deductible input tax in 2022 and an additional 5% of the deductible input tax in 2023. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese mainland tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the Chinese mainland tax authorities determine that the contractual arrangements among our Chinese mainland subsidiaries, the VIEs and their shareholders or their subsidiaries are not on an arm’s length basis and therefore constitute favorable transfer pricing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the Chinese mainland tax authorities. A finding that we owe additional taxes could significantly reduce the consolidated net income and the value of your investment.”

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	12,704,172	100.0	12,002,323	100.0	10,562,971	100.0
Live video service	6,510,460	51.2	6,072,871	50.6	5,092,854	48.2
Value-added service	6,007,018	47.3	5,752,571	47.9	5,322,726	50.4
Mobile marketing services	124,956	1.0	133,677	1.1	142,950	1.4
Mobile games	55,732	0.4	19,610	0.2	432	0.0
Other services	6,006	0.1	23,594	0.2	4,009	0.0
Cost and expenses
Cost of revenues	(7,421,419)	(58.4)	(7,025,394)	(58.5)	(6,447,341)	(61.0)
Research and development expenses	(1,006,219)	(7.9)	(884,590)	(7.4)	(804,425)	(7.6)
Sales and marketing expenses	(2,073,617)	(16.3)	(1,414,949)	(11.8)	(1,329,780)	(12.6)
General and administrative expenses	(596,006)	(4.7)	(502,479)	(4.2)	(507,658)	(4.8)
Total cost and expenses	(11,097,261)	(87.3)	(9,827,412)	(81.9)	(9,089,204)	(86.0)

Other operating income	20,632	0.2	130,105	1.1	59,003	0.6
Income from operations	1,627,543	12.9	2,305,016	19.2	1,532,770	14.5
Interest income	368,879	2.9	436,253	3.6	510,964	4.8
Interest expense	(83,530)	(0.7)	(62,223)	(0.5)	(127,846)	(1.2)
Other gain or loss, net	118,325	0.9	(26,685)	(0.2)	(90,509)	(0.9)

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Income before income tax and share of income on equity method investments	2,031,217	16.0	2,652,361	22.1	1,825,379	17.3

Income tax expense	(562,281)	(4.4)	(630,023)	(5.2)	(845,022)	(8.0)

Income before share of income on equity method investments	1,468,936	11.6	2,022,338	16.8	980,357	9.3
Share of income (loss) on equity method investments	11,073	0.0	(70,643)	(0.6)	59,216	0.6

Net income	1,480,009	11.6	1,951,695	16.3	1,039,573	9.8

Comparison of the Years Ended December 31, 2022, 2023 and 2024

Net Revenues

We currently generate revenues primarily from live video services, value-added service, mobile marketing services, and other services. Revenues from live video services, value-added service and other services are presented net of value-added taxes and surcharges. Mobile marketing services are presented net of agency rebates, value-added taxes and surcharges. Net revenues decreased from RMB12,704.2 million in 2022 to RMB12,002.3 million in 2023, primarily due to the macro softness in China, certain product adjustments on the Momo platform to manage regulatory risks, a reduction in marketing spend in Tantan, and the proactive filtering of paying spammer accounts to improve user experience on Tantan. Net revenues decreased from RMB12,002.3 million in 2023 to RMB10,563.0 million (US$1,447.1 million) in 2024, primarily due to the macro softness in China, product adjustments on the Momo platform to manage regulatory risks, and a reduction in marketing spend in Tantan which led to a decline in its paying users. The above decrease was partially offset by the revenue growth from our standalone apps.

Live video service

We started to offer live video services on our Momo platform in September 2015 and on our Tantan platform in early 2020. We generate revenues when users purchase and send in-show virtual items to broadcasters.

2024 compared to 2023. Our live video services revenues decreased by 16.1% from RMB6,072.9 million in 2023 to RMB5,092.9 million (US$697.7 million) in 2024, primarily due to our proactive operational adjustments to de-emphasize large scale competition events in the Momo app and a soft consumer sentiment in the current macro environment, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

2023 compared to 2022. Our live video services revenues decreased by 6.7% from RMB6,510.5 million in 2022 to RMB6,072.9 million in 2023, primarily due to a soft consumer sentiment in the current macro environment, certain product adjustments in the Momo app to manage regulatory risks, and to a lesser degree, Tantan pivoting away from the less dating-centric live video service.

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

2024 compared to 2023. Revenues from our value-added service decreased by 7.5% to RMB5,322.7 million (US$729.2 million) in 2024 from RMB5,752.6 million in 2023, primarily due to our product adjustments to improve Momo app’s ecosystem as well as the impact of the macro economy on consumer sentiment, and to a lesser extent, the decline in Tantan’s paying users which was in turn due to the decline in user base. The decrease was partially offset by the revenue growth from the new standalone apps.

2023 compared to 2022. Revenues from our value-added service decreased by 4.2% to RMB5,752.6 million in 2023 from RMB6,007.0 million in 2022, primarily due to the impact of the macro economy on consumer sentiment and our reduction in certain monetization activities such as large scale competition events to manage regulatory risks, and to a lesser extent, the decline in Tantan’s paying users that resulted from the reduction in channel marketing investment, the proactive filtering of paying spammer accounts to improve user experience, as well as the adjustments to subscription renewal policies from opt-out auto-renewal to opt-in auto-renewal as directed by regulators. The decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing services

Our mobile marketing services mainly include brand-oriented display ads.

2024 compared to 2023. Mobile marketing services revenues increased by 6.9% to RMB143.0 million (US$19.6 million) in 2024 from RMB133.7 million in 2023, primarily due to more advertising revenue generated from Tantan app.

2023 compared to 2022. Mobile marketing services revenues increased by 7.0% to RMB133.7 million in 2023 from RMB125.0 million in 2022, primarily due to our newly launched advertising business on Tantan app.

Mobile games

Historically, we offered mobile game developed on our own and licensed mobile game. Our revenues from mobile games depended on the number of paying users and net revenues per paying user.

2024 compared to 2023. Our mobile games revenues decreased by 97.8% to RMB0.4 million (US$0.1 million) in 2024 from RMB19.6 million in 2023. We have ceased offering mobile games and related services in early 2024.

2023 compared to 2022. Our mobile games revenues decreased by 64.8% to RMB19.6 million in 2023 from RMB55.7 million in 2022, primarily due to our strategic decision to deprioritize our game development and distribution business.

Other services

Our other services mainly include film and television series investment and distribution promotion business, music service and peripheral products.

2024 compared to 2023. Other services revenues decreased by 83.0% to RMB4.0 million (US$0.5 million) in 2024 from RMB23.6 million in 2023, primarily attributable to more gains from brand promotion services in connection with our film and television series investment in 2023..

2023 compared to 2022. Other services revenues increased significantly by 292.8% to RMB23.6 million in 2023 from RMB6.0 million in 2022, primarily attributable to more gains from brand promotion services in connection with our film and television series investment.

Cost and Expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, commission fees, bandwidth costs, labor costs, depreciation and other costs.

Revenue sharing primarily includes payments to broadcasters and talent agencies for our live video services as well as payments to virtual gift recipients and other influencers for our virtual gift service. Commission fees are payments made to third-party application stores and other payment channels for distributing our live video services, value-added service, and our mobile marketing services. Users can make payments for such services through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. Other costs mainly consist of production costs in connection with film and television content, office rental expenses and professional fees related to live video service.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	6,362,092	85.7	6,079,947	86.5	5,496,231	85.2
Commission fees	298,810	4.0	270,457	3.8	272,915	4.2
Bandwidth costs	282,123	3.8	273,003	3.9	264,724	4.1
Labor costs	278,735	3.8	193,324	2.8	177,810	2.8
Depreciation and amortization	73,836	1.0	44,858	0.6	27,103	0.4
Other costs	125,823	1.7	163,805	2.4	208,558	3.3

Total cost of revenues	7,421,419	100.0	7,025,394	100.0	6,447,341	100.0

2024 compared to 2023. Our cost of revenues decreased by 8.2% from RMB7,025.4 million in 2023 to RMB6,447.3 million (US$883.3 million) in 2024. The decrease was primarily due to an RMB583.7 million (US$80.0 million) decrease in revenue sharing from a decrease in live video services revenue on Momo app and Tantan app, and a decrease in virtual gift service revenue on Momo app which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue in our standalone apps, an RMB15.5 million (US$2.1 million) decrease in labor costs resulting from our continuous optimization in personnel costs in 2024, and an RMB17.8 million (US$2.4 million) decrease in depreciation and amortization due to less purchase of computer and office equipment and previous purchases that have been fully depreciated. The decrease was partially offset by an increase of RMB86.8 million (US$11.9 million) in production costs in connection with films.

2023 compared to 2022. Our cost of revenues decreased by 5.3% from RMB7,421.4 million in 2022 to RMB7,025.4 million in 2023. The decrease was primarily due to an RMB282.1 million decrease in revenue sharing from a decrease in live video services revenue on Momo app and Tantan app, and a decrease in virtual gift service revenue on Momo app which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue in our new standalone apps, an RMB85.4 million decrease in labor costs resulting from our continuous optimization in personnel costs in 2023, an RMB29.0 million decrease in depreciation and amortization due to less purchase of computer and office equipment and previous purchases that have been fully depreciated, and an RMB28.4 million decrease in commission fees paid to payment channels due to a lower volume of cash collection through such channels.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel, technological service fee, depreciation and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred.

2024 compared to 2023. Our research and development expenses decreased by 9.1% from RMB884.6 million in 2023 to RMB804.4 million (US$110.2 million) in 2024. This decrease was primarily due to an RMB79.0 million (US$10.8 million) decrease in salaries and benefits for research and development personnel primarily driven by our continuous optimization of personnel costs, and an RMB17.2 million (US$2.4 million) decrease in the termination of leases for certain offices and a decline in rental costs. Our research and development headcount decreased from 864 as of December 31, 2023 to 843 as of December 31, 2024.

2023 compared to 2022. Our research and development expenses decreased by 12.1% from RMB1,006.2 million in 2022 to RMB884.6 million in 2023. This decrease was primarily due to an RMB115.4 million decrease in salaries and benefits for research and development personnel primarily driven by our continuous optimization of personnel costs, and an RMB4.1 million decrease in depreciation and amortization expenses associated with research and development activities. Our research and development headcount decreased from 1,071 as of December 31, 2022 to 864 as of December 31, 2023.

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share- based compensation expenses, for our sales and marketing personnel.

2024 compared to 2023. Our sales and marketing expenses decreased by 6.0% from RMB1,414.9 million in 2023 to RMB1,329.8 million (US$182.2 million) in 2024, primarily due to an RMB22.4 million (US$3.1 million) decrease in salaries and benefits for our sales and marketing personnel primarily driven by our continuous optimization of personnel costs, and an RMB56.0 million (US$7.7 million) decrease in marketing and promotional expenses resulting from our continuous initiatives to control cost and optimize Tantan’s channel marketing strategy and Momo’s strategy to trim inefficient channel marketing spend. The decrease was partially offset by increased channel investment in overseas apps.

2023 compared to 2022. Our sales and marketing expenses decreased by 31.8% from RMB2,073.6 million in 2022 to RMB1,414.9 million in 2023, primarily due to an RMB593.3 million decrease in marketing and promotional expenses resulting from our initiatives to control cost and optimize Tantan’s channel marketing strategy and Momo’s strategy to trimming inefficient channel marketing spend, and an RMB26.4 million decrease in salaries and benefits for our sales and marketing personnel primarily driven by our continuous optimization of personnel costs.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses.

2024 compared to 2023. Our general and administrative expenses increased from RMB502.5 million in 2023 to RMB507.7 million (US$69.5 million) in 2024. This increase was primarily due to a higher provision for expected liabilities related to litigation or claims, and an increase in professional service expenses related to investment and acquisition. The increase was partially offset by reduced labor cost.

2023 compared to 2022. Our general and administrative expenses decreased from RMB596.0 million in 2022 to RMB502.5 million in 2023. This decrease was primarily due to an RMB92.2 million decrease in salaries and benefits for our general and administrative personnel primarily driven by our continuous optimization of personnel costs.

Other operating income

Other operating income mainly consisted of government incentives and additional input VAT deduction.

2024 compared to 2023. Our other operating income decreased from RMB130.1 million in 2023 to RMB59.0 million (US$8.1 million) in 2024. The decrease was mainly due to reduced government incentives and input VAT super deduction in 2024

2023 compared to 2022. Our other operating income increased from RMB20.6 million in 2022 to RMB130.1 million in 2023. The increase was mainly due to a contingent loss accrual of RMB92.9 million in 2022 related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform.

Other gain or loss, net

2024 compared to 2023. Our other gain or loss, net was a net loss of RMB90.5 million (US$12.4 million) in 2024, compared to a net loss of RMB26.7 million in 2023. The net loss of RMB90.5 million (US$12.4 million) in 2024 mainly resulted from impairment loss on some long-term investments.

2023 compared to 2022. Our other gain or loss, net was a net loss of RMB26.7 million in 2023, compared to a net gain of RMB118.3 million in 2022. The net loss of RMB26.7 million in 2023 mainly resulted from impairment loss on some long-term investments.

Net income

2024 compared to 2023. As a result of the foregoing, we have incurred a net income of RMB1,039.6 million (US$142.4 million) in 2024, compared to a net income of RMB1,951.7 million in 2023.

2023 compared to 2022. As a result of the foregoing, we have incurred a net income of RMB1,951.7 million in 2023, compared to a net income of RMB1,480.0 million in 2022.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	YoY%	RMB	YoY%	RMB	US$	YoY%
	(in thousands, except for percentages)
Revenues:
Momo	11,335,094	(10)	10,798,507	(5)	9,661,414	1,323,608	(11)
Tantan	1,367,853	(33)	1,196,559	(13)	900,685	123,393	(25)
QOOL	1,225	(77)	7,257	492	872	119	(88)

Momo

2024 compared to 2023. Momo revenues decreased from RMB10,798.5 million in 2023 to RMB9,661.4 million (US$1,323.6 million) in 2024, primarily due to the decrease of RMB788.0 million (US$108.0 million) and RMB312.7 million (US$42.8 million) in net revenues from live video services and value-added service, respectively, mainly caused by the macro softness in China and certain product adjustments in the Momo app to manage regulatory risks, partially offset by the increase in net revenues generated by our standalone apps, such as Soulchill and Hertz.

2023 compared to 2022. Momo revenues decreased from RMB11,335.1 million in 2022 to RMB10,798.5 million in 2023, primarily due to the decrease of RMB398.4 million and RMB97.8 million in net revenues from live video services and value-added service, respectively, mainly caused by the macro softness in China and certain product adjustments in the Momo app to manage regulatory risks, partially offset by the increase in net revenues generated by our standalone apps, such as Soulchill and Hertz. In addition, the decreases were partially offset by the increase of RMB11.6 million in net revenues from other services generated by film and television series investment and distribution promotion business.

Tantan

2024 compared to 2023. Tantan revenues decreased from RMB1,196.6 million in 2023 to RMB900.7 million (US$123.4 million) in 2024, which was driven by the decrease of RMB192.0 million (US$26.3 million) in its live video services revenues and a decrease of RMB117.1 million (US$16.0 million) in its value-added service revenues. The decrease was primarily due to the decline in Tantan’s paying users that resulted from a reduction in marketing spend in Tantan and the new product upgrade, which had a short term impact on new user paying conversion.

2023 compared to 2022. Tantan revenues decreased from RMB1,367.9 million in 2022 to RMB1,196.6 million in 2023, which was driven by the decrease of RMB156.7 million in its value-added service revenues and a decrease of RMB39.2 million in its live video services revenues. The decrease was primarily due to the decline in Tantan’s paying users that resulted from a reduction in marketing spend in Tantan and proactive filtering of paying spammer accounts to improve user experience on Tantan.

QOOL

2024 compared to 2023. QOOL revenues decreased from RMB7.3 million in 2023 to RMB0.9 million (US$0.1 million) in 2024, mainly due to less promotion service rendered.

2023 compared to 2022. QOOL revenues increased from RMB1.2 million in 2022 to RMB7.3 million in 2023, mainly due to the promotion services rendered during a television series we produced ourselves.

Segment Cost and Expenses

The following table sets forth our costs and expenses by segment and year-over-year change rate for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	YoY%	RMB	YoYoo%	RMB	US$	YoY%
	(in thousands, except for percentages)
Costs and Expenses:
Momo	9,335,890	(8)	8,674,424	(7)	8,250,125	1,130,262	(5)
Tantan	1,738,898	(31)	1,114,732	(36)	832,689	114,078	(25)
QOOL	22,473	(65)	38,256	70	6,390	875	(83)

Momo

Costs and expenses of Momo mainly consist of revenue sharing, salaries and benefits, marketing and promotion expenses, bandwidth costs, professional fees and commission fees.

Cost of revenues

Cost of revenues 2024 compared to 2023. The cost of revenues of Momo decreased by 5.8% from RMB6,404.0 million in 2023 to RMB6,029.4 million (US$826.0 million) in 2024, primarily due to decrease in revenue sharing from the decrease in live video services revenue and virtual gift service revenue on Momo app, which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue in our standalone apps and an increase in production costs in connection with films.

Cost of revenues 2023 compared to 2022. The cost of revenues of Momo decreased by 4.5% from RMB6,704.0 million in 2022 to RMB6,404.0 million in 2023, primarily due to the decrease in revenue sharing from the decrease in live video services revenue and virtual gift service revenue on Momo app, which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue in our new standalone apps.

Research and development expense

2024 compared to 2023. The research and development expenses of Momo decreased by 3.1% from RMB664.3 million in 2023 to RMB643.5 million (US$88.2 million) in 2024, primarily due to a decrease in salaries and benefits for research and development personnel.

2023 compared to 2022. The research and development expenses of Momo decreased by 9.9% from RMB737.4 million in 2022 to RMB664.3 million in 2023, primarily due to a decrease in salaries and benefits for research and development personnel.

Sales and marketing expenses

2024 compared to 2023. The sales and marketing expenses of Momo decreased by 3.1% from RMB1,138.5 million in 2023 to RMB1,103.5 million (US$151.2 million) in 2024, primarily due to a decrease of RMB18.2 million (US$2.5 million) in the salaries and benefits for sales and marketing personnel, and a decrease of RMB10.7 million (US$1.5 million) in marketing and promotional expense as a result of Momo’s strategy to trim inefficient channel marketing spend, partially offset by increased channel investment in overseas apps.

2023 compared to 2022. The sales and marketing expenses of Momo decreased by 15.5% from RMB1,346.7 million in 2022 to RMB1,138.5 million in 2023, primarily due to a decrease of RMB178.7 million in marketing and promotional expense as a result of Momo’s strategy to trimming inefficient channel marketing spend, and a decrease of RMB18.7 million in the salaries and benefits for sales and marketing personnel.

General and administrative expense

2024 compared to 2023. The general and administrative expenses of Momo increased by 1.3% from RMB467.5 million in 2023 to RMB473.8 million (US$64.9 million) in 2024, primarily due to a higher provision for expected liabilities related to litigation or claims, and an increase in professional service expenses related to investment and acquisition. The increase was partially offset by reduced labor cost.

2023 compared to 2022. The general and administrative expenses of Momo decreased by 14.7% from RMB547.8 million in 2022 to RMB467.5 million in 2023, primarily due to a decrease of RMB83.6 million in salary expenses and share-based compensation expenses as a result of our continuous optimization in personnel costs and the decreased fair value of the share options newly granted in recent years.

Tantan

Cost and expenses of Tantan mainly consist of marketing and promotion expenses, labor costs, revenue sharing, commission fees, depreciation and other costs.

Cost of revenues

2024 compared to 2023. The cost of revenues of Tantan decreased by 30.3% from RMB599.3 million in 2023 to RMB417.9 million (US$57.3 million) in 2024, which was primarily due to a decrease in labor cost and a decrease in revenue sharing from a decrease in live video services revenue.

2023 compared to 2022. The cost of revenues of Tantan decreased by 16.2% from RMB714.9 million in 2022 to RMB599.3 million in 2023, which was primarily due to a decrease in labor cost and a decrease in revenue sharing from a decrease in live video services revenue, which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue on Tantan app.

Research and development expenses

2024 compared to 2023. The research and development expenses of Tantan decreased by 26.9% from RMB220.3 million in 2023 to RMB161.0 million (US$22.1 million) in 2024, which was primarily due to a decrease in salaries and benefits for research and development personnel.

2023 compared to 2022. The research and development expenses of Tantan decreased by 18.1% from RMB268.8 million in 2022 to RMB220.3 million in 2023, which was primarily due to a decrease in salaries and benefits for research and development personnel.

Sales and marketing expenses

2024 compared to 2023. The sales and marketing expenses of Tantan decreased by 17.8% from RMB268.7 million in 2023 to RMB221.0 million (US$30.3 million) in 2024, which was primarily due to a decrease in marketing and promotional expenses, as a result of our continuous initiatives to control cost and optimize Tantan’s channel marketing strategy.

2023 compared to 2022. The sales and marketing expenses of Tantan decreased by 62.8% from RMB721.9 million in 2022 to RMB268.7 million in 2023, which was primarily due to a decrease in marketing and promotional expenses, as a result of our initiatives to control cost and optimize Tantan’s channel marketing strategy.

General and administrative expenses

2024 compared to 2023. The general and administrative expenses of Tantan increased by 24.1% from RMB26.5 million in 2023 to RMB32.9 million (US$4.5 million) in 2024, which was mainly due to an increase in professional service-related expenses.

2023 compared to 2022. The general and administrative expenses of Tantan decreased by 20.3% from RMB33.2 million in 2022 to RMB26.5 million in 2023, which was mainly due to a decrease in salaries and benefits for general and administrative personnel.

QOOL

Costs and expenses of QOOL mainly consist of production costs in connection with television content and film music, and staff related costs.

Cost of revenues

2024 compared to 2023. The cost of revenues of QOOL were RMB39 thousand (US$5 thousand) in 2024, and RMB22.0 million in 2023.

2023 compared to 2022. The cost of revenues of QOOL were RMB22.0 million in 2023, and RMB2.5 million in 2022, which consisted primarily of production costs in connection with television series in 2023.

Sales and marketing expenses

2024 compared to 2023. The sales and marketing expenses of QOOL were RMB5.3 million (US$0.7 million) in 2024, and RMB7.8 million in 2023.

2023 compared to 2022. The sales and marketing expenses of QOOL were RMB7.8 million in 2023, and RMB5.0 million in 2022.

General and administrative expenses

2024 compared to 2023. The general and administrative expenses of QOOL were RMB1.0 million (US$0.1 million) in 2024, and RMB8.5 million in 2023, which consisted primarily of personnel related costs.

2023 compared to 2022. The general and administrative expenses of QOOL were RMB8.5 million in 2023, and RMB15.0 million in 2022, which consisted primarily of personnel related costs.

B.	Liquidity and Capital Resources

As of December 31, 2024, we have financed our operations primarily through net cash provided by operating activities, as well as from the issuance of equity and convertible note securities and from long-term borrowings. As of December 31, 2022, 2023 and 2024, we had RMB5,018.1 million, RMB5,620.5 million and RMB4,122.7 million (US$564.8 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025, of which US$2.8 million principal amount remained outstanding as of December 31, 2023 and December 31, 2024. We do not have the right to redeem the notes prior to maturity, except in the event of certain changes to the laws or their application or interpretation; see “Item 3. Key Information—D. Risk Factors —Risks Related to Our ADSs—Provisions of our convertible senior notes could discourage an acquisition of us by a third party.” Holders of the notes also require us to repurchase all or part of their notes in cash in the event of certain fundamental changes.

In the future, we may rely significantly on dividends and other distributions paid by our Chinese mainland subsidiaries for our cash and financing requirements. There may be restrictions on the dividends and other distributions by our Chinese mainland subsidiaries. The Chinese mainland tax authorities may require us to adjust our taxable income under the contractual arrangements that our Chinese mainland subsidiaries currently have in place with the VIEs in a way that could materially and adversely affect the ability of our Chinese mainland subsidiaries to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our Chinese mainland subsidiaries may pay dividends only out of its accumulated profits as determined in accordance with Chinese mainland accounting standards and regulations. Our Chinese mainland subsidiaries are required to set aside 10% of their accumulated after-tax profits each year, if any, to fund a statutory common reserve fund, until the aggregate amount of such fund reaches 50% of its respective registered capital. If the statutory common reserve fund is not sufficient to make up its losses in previous years (if any), our Chinese mainland subsidiaries shall use the profits of the current year to make up the losses before accruing such statutory common reserve fund. At the discretion of the shareholders of our Chinese mainland subsidiaries, they may, after accruing the statutory common reserve fund, allocate a portion of their after-tax profits based on Chinese mainland accounting standards to discretionary common reserve fund. The statutory common reserve fund and the discretionary common reserve fund cannot be distributed as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our Chinese mainland subsidiaries to fund cash and financing requirements. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.” Furthermore, our investments made as registered capital and additional paid-in capital of our Chinese mainland subsidiaries, the VIEs and their subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our Chinese mainland subsidiaries, the VIEs and their subsidiaries in Chinese mainland are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2024, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was RMB1,509.1 million (US$206.7 million). As of December 31, 2024, we held cash and cash equivalents of RMB1,742.0 million (US$238.7 million) in aggregate outside of Chinese mainland and RMB2,380.6 million (US$326.1 million) in aggregate in Chinese mainland, of which RMB2,380.5 million (US$326.1 million) was denominated in RMB and RMB147.0 thousand (US$20.1 thousand) was denominated in U.S. dollars. Of such cash and cash equivalents held in Chinese mainland, our Chinese mainland subsidiaries held cash and cash equivalents in the amount of RMB1,319.6 million (US$180.8 million), and the VIEs and their subsidiaries held cash and cash equivalents in the amount of RMB1,061.0 million (US$145.3 million).

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our Chinese mainland subsidiaries only through loans or capital contributions, and to the VIEs and their subsidiaries only through loans, in each case subject to the satisfaction of the applicable government registration and/or approval requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Chinese mainland regulation of loans to, and direct investment in, Chinese mainland entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using offshore funds to make loans to our Chinese mainland subsidiaries and the VIEs and their subsidiaries, or to make additional capital contributions to our Chinese mainland subsidiaries.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our Chinese mainland subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our Chinese mainland subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrustment loans from our Chinese mainland subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the consolidated variable entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

Our full-time employees in Chinese mainland participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB228.1 million, RMB206.5 million and RMB201.1 million (US$27.5 million) in 2022, 2023 and 2024, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	(in RMB thousands)
Net cash provided by operating activities	1,226,891	2,277,161	1,639,994
Net cash provided by (used in) investing activities	1,715,845	2,413,069	(558,887)
Net cash (used in) provided by financing activities	(3,432,559)	(1,699,907)	236,197
Effect of exchange rate changes	41,390	93,988	42,205
Net (decrease) increase in cash and cash equivalents	(448,433)	3,084,311	1,359,509
Cash and cash equivalents and restricted cash at beginning of year	5,647,034	5,198,601	8,282,912
Cash and cash equivalents and restricted cash at end of year	5,198,601	8,282,912	9,642,421

Anticipated Use of Cash

We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platforms. In March 2025, we declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend will be paid on April 30, 2025 to shareholders of record at the close of business on April 11, 2025. The ex-dividend date was April 11, 2025. The aggregate amount of cash dividends to be paid is approximately 47.9 million, which will be funded by available cash on our balance sheet. We also plan to spend cash on repurchasing our ADSs and/or ordinary shares, in the open market or otherwise. Our share repurchase program has been extended through March 31, 2027, with US$206.0 million of authorized repurchases remaining under the program as of March 31, 2025.

Operating Activities

Net cash provided by operating activities amounted to RMB1,640.0 million (US$224.7 million) in 2024, as compared to a net income of RMB1,039.6 million (US$142.4 million) in the same period. The principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash items of RMB288.1 million (US$39.5 million) and an increase of RMB312.3 million (US$42.8 million) in working capital. The non-cash items primarily include RMB192.6 million (US$26.4 million) in share-based compensation expenses, RMB90.5 million (US$12.4 million) in loss on long-term investments, and RMB52.8 million (US$7.2 million) in depreciation of property and equipment, partially offset by RMB59.2 million (US$8.1 million) in share of income on equity method investments. The increase in working capital was primarily attributable to an increase in deferred tax liabilities of RMB212.8 million (US$29.2 million) and an increase in accrued expenses and other current liabilities of RMB139.6 million (US$19.1 million), partially offset by an increase in other non-current assets of RMB101.8 million (US$14.0 million). The increase in deferred tax liabilities was mainly because we accrued withholding income tax of RMB518.8 million in 2024, which was more than RMB200 million, the withholding income tax we paid in 2024. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in lease liabilities due within one year, (ii) an increase in contingent liabilities in relation to litigation or claims, and (iii) an increase in interest payable of bank borrowings. The increase in other non-current assets was mainly attributable to an increase in right-of-use assets, partially offset by a decrease in film cost in the process of production.

Net cash provided by operating activities amounted to RMB2,277.2 million in 2023, as compared to a net income of RMB1,951.7 million in the same period. The principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash items of RMB457.2 million and an increase of RMB131.7 million in working capital. The non-cash items primarily include RMB267.1 million in share-based compensation expenses, RMB74.5 million in depreciation of property and equipment and RMB70.6 million in share of loss on equity method investments, partially offset by RMB4.6 million in gain on repurchase of convertible senior notes. The increase in working capital was primarily attributable to a decrease in accrued expenses and other current liabilities of RMB183.8 million and a decrease in deferred revenue of RMB42.4 million, partially offset by a decrease in prepaid expenses and other current assets of RMB84.8 million. The decrease in accrued expenses and other current liabilities was mainly attributable to (i) a decrease of contingent loss liability, which was settled in 2023, related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform, (ii) a decrease in lease liabilities due within one year, (iii) a decrease in payroll and welfare payable due to downsize, (iv) a decrease in marketing promotional fees payable, and (v) a decrease in amount payable to repurchase our subsidiary’s share options. The decrease in deferred revenue was mainly attributable to (i) less membership subscription of Tantan and Momo, and (ii) less cash received in advance than revenue recognized from users of live video and virtual gift services. The decrease in prepaid expenses and other current assets was mainly attributable to a decrease in interest receivable on maturity of certain long-term deposits, partially offset by an increase in VAT input, which mainly arose from the capital expenditure of a real property purchase.

Net cash provided by operating activities amounted to RMB1,226.9 million in 2022, as compared to a net income of RMB1,480.0 million in the same period. The principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash items of RMB384.6 million and an increase of RMB637.7 million in working capital. The non-cash items primarily include RMB401.5 million in share- based compensation expenses and RMB107.0 million in depreciation of property and equipment, partially offset by RMB129.6 million in gain on repurchase of convertible senior notes. The increase in working capital was primarily attributable to a decrease in deferred tax liabilities of RMB187.1 million, a decrease in other current liabilities of RMB182.7 million and a decrease in accounts payable of RMB115.4 million, partially offset by a decrease in other non-current assets of RMB60.9 million. The decrease in deferred tax liabilities was mainly because we paid withholding income tax of RMB360.0 million in 2022, which was more than RMB164.3 million, the withholding income tax we accrued in 2022. The decrease in other current liabilities was mainly attributable to (i) a decrease in marketing promotional fees payable, (ii) a decrease in lease liabilities due within one year, (iii) a decrease in amount payable to repurchase our subsidiary’s share options and (iv) a decrease in payroll and welfare payable due to downsize, partially offset by an increase of contingent loss related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform. The decrease in accounts payable was mainly due to a decrease in unpaid revenue sharing related to live video services, as a result of the decrease of live video services revenue. The decrease in other non-current assets was mainly attributable to the amortization of the net right-of-use assets.

Investing Activities

Net cash used in investing activities amounted to RMB558.9 million (US$76.6 million) in 2024, consisting primarily of cash paid in connection with the construction of office buildings and loans to a third-party company. The net change of the purchase and cash received on maturity of short-term and long-term deposits was a cash inflow of RMB195.1 million (US$26.7 million) in 2024.

Net cash provided by investing activities amounted to RMB2,413.1 million in 2023, consisting primarily of cash received on maturity of short-term deposits, partially offset by the purchase of long-term deposits and short-term deposits.

Net cash provided by investing activities amounted to RMB1,715.8 million in 2022, consisting primarily of cash received on maturity of short- term deposits, partially offset by the purchase of long-term deposits and short-term deposits.

Financing Activities

Net cash provided by financing activities amounted to RMB236.2 million (US$32.4 million) in 2024, consisting primarily of the proceeds from short-term borrowings, partially offset by the repurchase of ordinary shares and the payment of our declared special cash dividend.

Net cash used in financing activities amounted to RMB1,699.9 million in 2023, consisting primarily of the repurchase of our convertible senior notes, payment of our declared special cash dividend and repurchase of our ordinary shares, partially offset by the proceeds from long-term borrowings.

Net cash used in financing activities amounted to RMB3,432.6 million in 2022, consisting primarily of the repurchase of our convertible senior notes, payment of our declared special cash dividend and repurchase of our ordinary shares.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, contractual obligations, funds used for share repurchase and dividend payment.

Capital Expenditures

Our capital expenditures amounted to RMB80.4 million, RMB576.3 million and RMB285.5 million (US$39.1 million) in 2022, 2023 and 2024, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices and the construction of office buildings. In 2023, Beijing Momo IT and one of our subsidiaries, Beijing Leguanxing Information Technology Co., Ltd., entered into a cooperation agreement with Beijing Electronics Zone Co., Ltd. for the purchase of a real property located in Beijing, China with a total floor area of approximately 34,000 square meters for a total consideration of RMB846.0 million, for business purposes. We may purchase new servers, computers and other equipment in the future, as well as make leasehold improvements.

Contractual Obligations

The following table sets forth our contractual obligations by the specified categories as of December 31, 2024.

		Year ending December 31,
	Total	2025	2026	2027 and thereafter
	(RMB in thousands)
Short-term debt obligations(1)	2,412,576	2,412,576	—	—
Long-term debt obligations-current portion(2)	1,993,215	1,993,215	—	—
Operating lease obligations(3)	273,501	146,392	106,850	20,259
Acquisition commitments(4)	220,945	220,945	—	—
Capital commitments(5)	105,147	61,427	43,720	—
Investment commitment obligations(6)	93,000	93,000	—	—
Credit facilities to third parties(7)	33,898	33,898	—	—
Convertible senior note obligations(8)	20,353	20,353	—	—

Total	5,152,635	4,981,806	150,570	20,259

Notes:

(1)

Including estimated interest payments of RMB47.0 million in total over the periods of less than one year from December 31, 2024 and principal payments of RMB2,365.5 million. Our short-term debt obligations primarily consist of the short-term borrowings we borrowed in 2024, with principal amount of RMB925.0 million (US$126.7 million) and US$200.0 million, which bears interest rates ranging from 2.5% to 3.6% per year. The short-term borrowings will be repayable within one year. These borrowings were obtained from financial institutions located in Hong Kong and secured by our short-term USD deposits.

(2)

Including estimated interest payments of RMB54.8 million in total over the periods of less than one year from December 31, 2024 and principal payments of RMB1,938.4 million. Our long-term debt obligations primarily consist of the long-term borrowings we borrowed in September 2023, with principal amount of RMB2,154.0 million (US$303.4 million), which bears an interest rate of 3.8% per year. 10.01% of the long-term borrowings was due in 2024 and 89.99% of the long-term borrowings will be due in 2025. These borrowings were obtained from financial institutions located in the PRC and secured by our term deposits of RMB2,652.3 million (US$363.4 million).

(3)

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

(4)	Our acquisition commitments primarily relate to an acquisition of a Japanese business.
(5)	Our capital commitments primarily relate to commitments on construction and purchase of office buildings, and are expected to be paid in 2025 and 2026 according to the purchase agreements.
(6)

Our investment commitment obligations primarily relate to capital contribution obligations under certain investment arrangements which we entered into in 2022 and 2023. We expect our investment commitment obligations to be fulfilled in 2025.

(7)	As of December 31, 2024, we had provided credit facilities with the amount of RMB33.9 million (US$4.6 million) to some third-party entities.
(8)

Including estimated interest payments of RMB0.1 million in total over the periods of less than one year from December 31, 2024 and principal payments of RMB20.2 million. Our convertible senior notes obligations primarily consist of the convertible senior notes due 2025, which bear an interest rate of 1.25% per year. Please see “Convertible Senior Notes” under Note 10 to our audited consolidated financial statements included in this annual report beginning on page F-1.

Other than the current portion of long-term debt obligations, short-term debt obligations, loan agreement obligations, acquisition commitments, capital commitments, investment commitment obligations, operating lease obligations and convertible senior note obligations shown above, we did not have any significant other commitments, or guarantees as of December 31, 2024.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in Chinese mainland. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. Under PRC law, each of our Chinese mainland subsidiaries and the VIEs is required to set aside 10% of their after-tax profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in Chinese mainland not available for distribution were RMB1,509.1 million (US$206.7 million) as of December 31, 2024.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, architecture and technological infrastructures, as well as security and integrity of our platform to protect the security and privacy of our users. We have a large team of engineers and developers, which accounted for approximately 61% of our employees as of December 31, 2024. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2022, 2023 and 2024, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB1,006.2 million, RMB884.6 million and RMB804.4 million (US$110.2 million), respectively. For the year ended December 31, 2024, our research and development expenditures represented 7.6% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel, depreciation and office rental fees. Expenditures incurred during the research phase are expensed as incurred.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Business Combinations

We account for business acquisitions under ASC 805, Business Combinations. The total purchase consideration for an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred. Identifiable assets (including intangible assets) and liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date. We recognize goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. We include the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

When determining such fair values, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include but are not limited to projected future cash flows and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates and changes could be significant. Furthermore, our estimates might change as additional information becomes available.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	46	Chairman and Chief Executive Officer

Li Wang	41	Executive Director and President

Sichuan Zhang	41	Director and Chief Operating Officer

Dave Daqing Qi	61	Independent Director

Benson Bing Chung Tam	61	Independent Director

Cathy Hui Peng	46	Chief Financial Officer

Jianhua Wen	35	Chief Technology Officer

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

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB46.1 million (US$6.3 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90 thousand) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our Chinese mainland subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and a housing provident fund.

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

As of March 31, 2025, options to purchase 28,478,364 Class A ordinary shares (excluding those already forfeited and expired) had been granted under the 2012 Plan, of which options to purchase an aggregate of 2,600,000 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 Plan in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As of March 31, 2025, we have granted options to purchase 58,914,023 Class A ordinary shares (excluding those already forfeited and canceled) and 1,115,001 restricted share units (excluding those that have been forfeited) under our 2014 Plan, of which options to purchase an aggregate of 27,481,467 Class A ordinary shares remained outstanding and 193,750 restricted share units remained outstanding. The 2014 Plan expired in November 2024. The following paragraphs summarize the terms of the 2014 Plan.

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

2024 Plan

We adopted the 2024 Plan in December 2024. The maximum aggregate number of shares which may be issued pursuant to all awards (including incentive share options) are the number of shares subject to awards that were not granted under our 2014 Plan, and the number of shares subject to awards granted under our 2014 Plan that have expired or otherwise been terminated without having been exercised in full and the shares issued pursuant to awards granted under our 2014 Plan that have been forfeited to or repurchased by us due to failure to vest, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2025. As of March 31, 2025, we had granted options to purchase 111,000 Class A ordinary shares (excluding those already forfeited and canceled) under our 2024 Plan, all of which remained outstanding.

Types of Awards. The 2014 Plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2024 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2024 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

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

Termination. Unless terminated earlier, the 2024 Plan will terminate automatically in December 2034.

The following table summarizes, as of March 31, 2025, the outstanding options under the 2012 Plan, 2014 Plan and 2024 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Yan Tang	*	0.0002	Various dates between Oct 10, 2013, and April 8, 2024	Various dates between April 22, 2025 and Oct 29, 2034

Li Wang	*	0.0002	Various dates between April 15, 2021 and April 6, 2023	Various dates between April 15, 2031 and April 6, 2033

Sichuan Zhang	*	0.0002	Various dates between April 4 2023 and April 8, 2024	Various dates between April 4 2033 and April 8, 2034

Cathy Hui Peng	*	0.0002	Various dates between May 17, 2017 and April 8, 2024	Various dates between May 17, 2027 and April 8, 2034

Jianhua Wen	*	0.0002	January 5, 2024	January 5, 2034

		0.0002	April 8, 2024	April 8,2034

Other individuals as a group	*	0.0002	Various dates between May 4, 2015 and January 5, 2025	Various dates between May 4, 2025 and January 5, 2035
Total	30,192,473

*	Aggregate number of shares represented by all outstanding options granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted to certain directors under the 2014 Plan and the 2024 Plan.

	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	*	April 15, 2020
	*	April 15, 2021
	*	April 15, 2022
	*	April 8,2024
	*	April 6, 2023
Dave Daqing Qi	*	April 15, 2020
	*	April 15, 2021
	*	April 15, 2022
	*	April 6, 2023
	*	April 8,2024

Total	193,750

*	Aggregate number of shares represented by all restricted share units granted to the person account for less than 1% of our total outstanding ordinary shares on an as-converted basis.

Tantan 2015 Plan

In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. The board of directors of Tantan may in its discretion make adjustments to the numbers of ordinary shares to be issued. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan, or the Amended and Restated 2015 Plan, and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan is administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan, which shall determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each grant. Under the Tantan 2015 Plan, Tantan may grant options, ordinary shares, cash or other rights or benefits to its directors, officers, employees, consultants or “related entities” as defined in the Tantan 2015 Plan. As of March 31, 2025, options to purchase 846,308 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.

Tantan 2018 Plan

In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2025, options to purchase 2,728,532 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.

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

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his or her interest at a meeting of the directors. Subject to applicable Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity Matrix (As of March 31, 2025)
Country of Principal Executive Offices	Beijing
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.	Employees

We had 1,705, 1,382 and 1,390 employees as of December 31, 2022, 2023 and 2024, respectively. Geographically, as of December 31, 2024, we had 1,304 employees in Beijing, 27 employees in Chengdu, 11 employees in Hong Kong, 8 employees in Guangzhou, 10 employees in Tianjin, 3 employees in Shanghai, 9 employees in Hainan, 17 employees in Singapore and one employee in Tokyo. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

As of December 31, 2024
Function:
Research and development	843
Customer service, sales and marketing	131
Operations and cost	187
General administration	229

Total	1,390

In addition to our employees, we used 805 contract workers dispatched to us by staffing agencies as of December 31, 2024. These contract workers are primarily responsible for content management and monitoring and for customer service.

As required by laws and regulations in Chinese mainland, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of each class of our voting securities.

Percentage of beneficial ownership is based on a total of 321,338,936 outstanding ordinary shares of our company as of the date of March 31, 2025, comprising (i) 240,974,470 Class A ordinary shares, excluding the 1,368,914 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares
Directors and executive officers**			%(1)	%(2)
Yan Tang(3)	10,573,852	80,364,466	27.4	77.2
Li Wang(4)	*	—	*	*
Sichuan Zhang(5)	10,573,852	80,364,466	27.4	77.2
Dave Daqing Qi(6)	*	—	*	*
Benson Bing Chung Tam(7)	*	—	*	*
Cathy Hui Peng(8)	*	—	*	*
Jianhua Wen	—	—	—	—
All directors and executive officers as a group	13,092,620	80,364,466	28.0	77.3

Principal Shareholders:
Gallant Future Holdings Limited(9)	—	72,364,466	22.5	69.3
J O Hambro Capital Management Limited(10)	23,260,894	—	7.2	2.2
Renaissance Technologies LLC(11)	17,231,796	—	5.9	1.8
Invesco Ltd.(12)	18,731,890	—	5.8	1.8
Goldman Sachs(13)	15,176,390	—	4.7	1.5

Notes:

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.

**

Except for Mr. Benson Bing Chung Tam and Dr. Dave Daqing Qi, the business address for our executive officers and directors is 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 321,338,936 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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

(3)

Represent 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 10,347,125 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by him under our share incentive plans and (v) 226,727 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

(4)	Represents Class A ordinary shares that Mr. Wang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by him under our share incentive plans.
(5)

Represent 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 10,347,125 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by him under our share incentive plans and (v) 226,727 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Ms. Zhang’s husband, Mr. Yan Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.

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

(8)	Represents Class A ordinary shares that Ms. Peng is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by her under our share incentive plans.
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

(11)

Represents 17,231,796 Class A ordinary shares represented by American depositary receipts held by Renaissance Technologies Holdings Corporation, a company incorporated in Delaware with its business address at 800 Third Avenue, New York, New York 10022, United States and majority-owned by Renaissance Technologies LLC, based on a Schedule 13G/A jointly filed by the two entities on November 13, 2024.

(12)

Represents 18,731,890 Class A ordinary shares represented by American depositary receipts held by Invesco Ltd., a company incorporated in Bermuda with its business address at 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309, based on a Schedule 13G/A filed by Invesco Ltd. on February 1, 2024.

(13)

The securities being reported on by The Goldman Sachs Group, Inc. (“GS Group”), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC, a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a subsidiary of GS Group.

To our knowledge, as of March 31, 2025, 234,851,102 of our Class A ordinary shares represented by 117,425,551 ADSs were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, including 1,368,914 Class A ordinary shares underlying 684,457 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Contractual Arrangements with Beijing Momo and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in Chinese mainland. As a result, we operate our relevant business through contractual arrangements among our Chinese mainland subsidiaries, the VIEs and the shareholders of the VIEs. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Transactions with Certain Related Parties

In connection with revenue sharing with talent agencies of live video services, we paid RMB176.7 million, RMB179.0 million and RMB2.9 million (US$0.4 million) to Hunan Qindao Network Media Technology Co., Ltd. in 2022, 2023 and the period from January 1, 2024 to January 15, 2024, respectively. In addition, we owed RMB9.2 million and RMB4.3 million in unpaid revenue sharing of live video services to Hunan Qindao Network Media Technology Co., Ltd. as of December 31, 2022 and 2023, respectively. We also provided a prepaid revenue sharing of RMB27.3 million as of December 31, 2023 to Hunan Qindao Network Media Technology Co. to support its business development, which should be deducted from the amount of revenue sharing to be paid in following years. We disposed of our investment in Hunan Qindao Cultural Spread Ltd., the parent company of Hunan Qindao Network Media Technology Co., Ltd., on January 15, 2024. As a result, both entities ceased to be our related parties as of the disposal date.

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

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See also “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, which may materially and adversely affect our business and operating results,” “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.” and “Item 3. Key Information on the Company—D. Risk Factors—Risks Related to Doing Business in Chinese mainland—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in Chinese mainland, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that it is able to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We have declared special dividends each year since 2019. The following outlines our cash dividend distributions for the past three years.

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

•

In March 2024, our board of directors declared a special cash dividend in the amount of US$0.54 per ADS, or US$0.27 per ordinary share. The cash dividend was paid on April 30, 2024 to shareholders of record at the close of business on April 12, 2024. The ex-dividend date was April 11, 2024. The aggregate amount of cash dividends paid was approximately US$98.9 million, which was funded by available cash on our balance sheet.

•

In March 2025, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend is expected to be paid on April 30, 2025 to shareholders of record at the close of business on April 11, 2025. The ex-dividend date was April 11, 2025. The aggregate amount of cash dividends to be paid is approximately US$47.9 million, which will be funded by available cash on our balance sheet.

Our board of directors decides the timing, amount and form of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We had declared special cash dividends in the past and may do so in the future. However, we may not continue to pay dividends in the future.

We are a holding company registered by way of continuation into the Cayman Islands. We may rely on dividends from our subsidiary in Chinese mainland for our cash requirements, including any payment of dividends to our shareholders. Chinese mainland regulations may restrict the ability of our Chinese mainland subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Taxation.”

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, as amended on February 24, 2017 and further amended on December 29, 2018, an enterprise established outside Chinese mainland with “de facto management bodies” within Chinese mainland is considered a “resident enterprise” for Chinese mainland enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

On April 22, 2009, the State Taxation Administration issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or the STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese mainland controlled enterprise that is incorporated offshore is located in Chinese mainland. Further to the STA Circular 82, on July 27, 2011, the State Taxation Administration issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or the STA Bulletin 45, to provide more guidance on the implementation of the STA Circular 82; the bulletin became effective on September 1, 2011 as amended on June 15, 2018. The STA Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities procedures. According to the STA Circular 82, an offshore incorporated enterprise controlled by a Chinese mainland enterprise or a Chinese mainland enterprise group will be considered as a Chinese mainland tax resident enterprise by virtue of having its “de facto management body” in Chinese mainland only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in Chinese mainland; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in Chinese mainland; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in Chinese mainland; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in Chinese mainland. Although the STA Circular 82 and the STA Bulletin 45 only apply to offshore incorporated enterprises controlled by Chinese mainland enterprises or Chinese mainland enterprise groups and not those controlled by Chinese mainland individuals or foreigners, the determination criteria set forth therein may reflect the State Taxation Administration’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by Chinese mainland enterprises, individuals or foreigners.

We do not believe Hello Group Inc. meets all of the criteria described above. We believe that none of Hello Group Inc. and its subsidiaries outside of Chinese mainland is a Chinese mainland tax resident enterprise, because none of them is controlled by a Chinese mainland enterprise or Chinese mainland enterprise group, and because some of their records are maintained outside Chinese mainland. However, as the tax resident status of an enterprise is subject to determination by the Chinese mainland tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and may therefore be subject to Chinese mainland enterprise income tax at 25% on our global income. In addition, if the Chinese mainland tax authorities determine that our company is a Chinese mainland resident enterprise for Chinese mainland enterprise income tax purposes, dividends we pay to non-Chinese mainland holders may be subject to Chinese mainland withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to Chinese mainland tax, at a rate of 10% in the case of non-Chinese mainland enterprises or 20% in the case of non-Chinese mainland individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from Chinese mainland sources. Any such tax may reduce the returns on your investment in the ADSs.

If we are considered a “non-resident enterprise” by the Chinese mainland tax authorities, the dividends paid to us by our Chinese mainland subsidiaries will be subject to a 10% withholding tax. The PRC Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of Chinese mainland, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with Chinese mainland. Our US subsidiary is not an immediate holding company of any of our Chinese mainland subsidiaries. Under the Arrangement Between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-Chinese mainland tax resident enterprise and holds at least 25% of the equity interests in the Chinese mainland enterprise distributing the dividends, subject to approval of the Chinese mainland local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its Chinese mainland subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required. Starting from the year 2024, we have been subject to the reduced withholding tax rate on dividends paid from Beijing Momo IT to Momo Technology HK Company Limited

On February 3, 2015, the State Taxation Administration issued a Public Notice on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises, or the Public Notice 7, which extends its tax jurisdiction to capture not only indirect transfers but also transactions involving transfer of immovable property in Chinese mainland and assets held under the establishment and place in Chinese mainland of a foreign company through the offshore transfer of a foreign intermediate holding company. The Public Notice 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, the Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfers as they have to make self-assessment on whether the transaction should be subject to Chinese mainland tax and to file or withhold the Chinese mainland tax accordingly. In October 2017, the State Taxation Administration issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which came into effect in December 2017 and was amended in June 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the Chinese mainland entity that directly owns the taxable assets, may report such indirect transfer to the tax authority.

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

The Chinese mainland tax authorities have the discretion under the Circular 59, the Bulletin 37 and the Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the Chinese mainland tax authorities make adjustments to the taxable income of the transactions under the Circular 59, the Bulletin 37 and the Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that may differ significantly from those discussed below, such as:

•	banks and certain financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	partnerships (or other entities or arrangements treated as partnerships for United States federal income tax purposes) and their partners;

•	tax-exempt organizations (including private foundations);

•	holders who are not U.S. Holders;

•	holders who own (directly, indirectly or constructively) 10% or more of our ADSs or ordinary shares (by vote or value);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes;

•	or investors that have a functional currency other than the United States dollar,

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. Holder has not made a mark-to-market election, as described below, U.S. Holders may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, the U.S. Holder will be deemed to have sold our ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any Chinese mainland tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the Chinese mainland tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a Chinese mainland resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a Chinese mainland resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to Chinese mainland withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under its particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a Chinese mainland resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to Chinese mainland income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as Chinese mainland source income under the Treaty. Pursuant to the United States Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any Chinese mainland tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under its particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB368.9 million, RMB436.3 million and RMB511.0 million (US$70.0 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We had cash, cash equivalents, restricted cash, short-term investment, short-term deposits and long- term deposits in total of RMB14,728.5 million (US$2,017.8 million) as of December 31, 2024. Assuming such amount of cash, cash equivalents, restricted cash, short-term investment and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB147.3 million (US$20.2 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us. In 2022, 2023 and 2024, we incurred foreign currency translation adjustment of a loss of RMB274.8 million, a gain of RMB20.4 million and a gain of RMB132.2 million (US$18.1 million), respectively.

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term deposits of US$799.2 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2024 would have increased or decreased by RMB583.4 million in RMB terms.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2024, we were entitled to receive RMB22.3 million (US$3.1 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hello Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hello Group Inc. and its subsidiaries (the “Company”), as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 28, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

April 28, 2025

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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

	2023	2024
	(in RMB thousands)
Audit fees (1)	18,751	16,000
Tax fees (2)	1,404	839
All other fees (3)	200	1,445

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
On June 7, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our shares over the next 24 months. On March 14, 2024, our board of directors approved to amend the share repurchase program to (i) extend the term of the share repurchase program up to June 30, 2026, and (ii) upsize the share repurchase program so that we are authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of our shares in the form of ADSs and/or our ordinary shares in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. On March 12, 2025, our board of directors approved an additional amendment to the share repurchase program, to (i) extend the term of the share repurchase program up to March 31, 2027, and (ii) upsize the share repurchase program by another $200 million, so that we are authorized to, from time to time, acquire up to an aggregate of US$486.1 million worth of our shares in the form of ADSs and/or the ordinary shares in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The table below is a summary of the shares repurchased by us since January 1, 2024. All shares were repurchased in the open market pursuant to the 2022 share repurchase program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
		(U.S. dollar)		(U.S. dollar)
March 2024	2,620,194	5.94	2,620,194	384,391,205
April 2024	3,467,477	5.92	3,467,477	363,810,436
May 2024	1,015,343	5.41	1,015,343	358,294,539
June 2024	4,807,826	5.88	4,807,826	329,905,909
July 2024	2,431,711	6.53	2,431,711	313,987,163
August 2024	379,315	6.45	379,315	311,533,105
September 2024	2,769,164	6.73	2,769,164	292,840,870
October 2024	3,290,505	7.33	3,290,505	268,645,538
November 2024	2,128,014	6.85	2,128,014	254,020,073
December 2024	2,783,628	7.27	2,783,628	233,720,448
January 2025	1,623,546	7.11	1,623,546	222,140,103
February 2025	3,171	6.98	3,171	222,117,912
March 2025	2,349,952	6.83	2,349,952	206,010,424
Total	29,669,846	6.52	29,669,846	206,010,424

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
Nasdaq Stock Market Rule 5605(c) requires each issuer to have an audit committee of at least three members. Nasdaq Stock Market Rule 5605(b) requires that a majority of the board of directors must be comprised of independent directors. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2024. We currently follow our home country practice and have a two-person
audit committee. In addition, our board of directors is currently not composed of a majority of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are permitted to follow home country practice in lieu of the relevant requirements of the Rule 5600 Series of the Nasdaq Stock Market Rules.
Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.	Insider Trading Policies
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions
of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.
The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on December 8, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

For the year ended December 31, 2024, we identified three operating segments, including Momo’ service lines, Tantan’s service lines and QOOL’s service line. We primarily operate in Chinese mainland and substantially all of our long-lived assets are located in Chinese mainland. Our chief operating decision maker evaluates our performance based on each reporting segment’s net revenue, cost and expenses, operating income, as well as net income.

The consolidated financial statements of our company and our three operating segments are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996) , filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 ( file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a sup plemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.6	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Power of attorney by each shareholder of Beijing Momo dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

Exhibit Number	Description of Document

4.9	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	Shareholder confirmation letter by each of the shareholders of Beijing Momo dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.12	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.13	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.14	Exclusive business cooperation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.15	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.16	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.17	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.18	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.19	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.20	Business Operation Agreement by and between Beijing Momo IT and Beijing Momo dated April 18, 2022 (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.21	Supplemental Agreement to Exclusive Technology Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Momo dated April 18, 2022 (incorporated by reference to Exhibit 4.82 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.22	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Wozaixiangxiang and Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.23	Exclusive Business Cooperation Agreement by and between Beijing Wozaixiangxiang and Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.24	Power of attorney by Ning Zhang, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.25	Power of attorney by Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

Exhibit Number	Description of Document

4.26	Exclusive option agreement by and between Beijing Wozaixiangxiang and Ning Zhang, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.27	Exclusive option agreement by and between Beijing Wozaixiangxiang and Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.28	Shareholder confirmation letter by Ning Zhang, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.29	Shareholder confirmation letter by Yong Liu, the shareholder of Tianjin Nishuodedoudui, dated May 20, 2023 (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.30	Equity interest pledge agreement by and among Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and Ning Zhang, dated May 20, 2023 (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.31	Equity interest pledge agreement by and among Beijing Wozaixiangxiang, Tianjin Nishuodedoudui and Yong Liu, dated May 20, 2023 (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.32	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.33	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.34	Power of attorney by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.35	Power of attorney by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.61 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.36	Exclusive option agreement by and between Beijing Momo IT and Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.62 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.37	Exclusive option agreement by and between Beijing Momo IT and Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.63 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.38	Shareholder confirmation letter by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.64 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.39	Shareholder confirmation letter by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.65 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.40	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Shasha Li, dated September 15, 2022(incorporated by reference to Exhibit 4.66 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.41	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Ying Zhang, dated September 15, 2022 (incorporated by reference to Exhibit 4.67 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

Exhibit Number	Description of Document

4.42	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.43	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.69 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.44	Power of attorney by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.45	Power of attorney by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.71 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.46	Exclusive option agreement by and between Beijing Momo IT and Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.72 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.47	Exclusive option agreement by and between Beijing Momo IT and Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.48	Shareholder confirmation letter by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.74 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.49	Shareholder confirmation letter by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.50	Equity interest pledge agreement by and among Beijing Momo IT SpaceTime Beijing and Minyan Wang, dated September 15, 2022 (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.51	Equity interest pledge agreement by and among Beijing Momo IT SpaceTime Beijing and Shasha Li, dated September 15, 2022 (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.52	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Top Maker, dated February 16 2023 (incorporated by reference to Exhibit 4.78 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.53	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.79 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.54	Power of attorney by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.80 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.55	Power of attorney by Kuan He, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.56	Exclusive option agreement by and between Beijing Momo IT and Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.82 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.57	Exclusive option agreement by and between Beijing Momo IT and Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.83 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

Exhibit Number	Description of Document

4.58	Shareholder confirmation letter by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.84 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.59	Shareholder confirmation letter by Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.60	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Fei Dai, dated February 16, 2023 (incorporated by reference to Exhibit 4.86 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.61	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Kuan He, dated February 16, 2023 (incorporated by reference to Exhibit 4.87 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.62	Cooperation agreement by and among Beijing Electronics Zone Co., Ltd., Beijing Leguanxing Information Technology Co., Ltd. and Beijing Momo IT, dated September 18, 2023 (incorporated by reference to Exhibit 4.88 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.63*	Exclusive business cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 16, 2024

4.64*	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024

4.65*	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024

4.66*	Power of attorney by Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024

4.67*	Exclusive Technical Consulting and Management Services Agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 16, 2024

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

11.2*	Hello Group Inc. Amended and Restated statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading.

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

97	Clawback Policy (incorporated by reference to Exhibit 97 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hello Group Inc.

By:	/s/ Yan Tang
	Name:	Yan Tang
	Title:	Chief Executive Officer

Date: April 28, 2025

Hello Group Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hello Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hello Group Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Inter
nal Control-Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Convenience translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside People’s Republic of China.
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
The Company generates live video service revenue and virtual gift service revenue from sales of virtual items to users of the Company’s platforms which can be consumed on the platform. Revenue related to each of the virtual items is recognized at the point-in-time
when the virtual item is consumed by paying users. Because of the nature of the Company’s virtual items, the Company uses automated systems to process and record its revenue transactions. We identified live video service revenue and virtual gift service revenue as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT specialists and data analytics specialists to assist with the performance of certain procedures.
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

—
Tested the operating effectiveness of internal controls related to the approval of the underlying calculation logic to the automated revenue recognition process, the reconciliation over the consumption data between systems, and the review of the monthly revenue recognized.

—	Performed procedures to reconcile the cash received and recorded in the payment system with the collection records of major third-party online payment channels.

—	On a sample basis, recalculated the live video service revenue and virtual gift service revenue amounts recognized by utilizing computer-assisted audit techniques.

—
On a sample basis, performed test of details over revenue tr ansacti
ons, which includes tracing revenue recognized for each selection to order amounts, order status, and cash recharge records tracked in the payment system and the business system.

—	Performed data analytics on users’ behaviors in the platforms and evaluated trends in the recorded revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2025
We have served as the Company’s auditor since 2014.

Hello Group Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,

	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,620,466	4,122,659	564,802
Short-term deposits	1,270,626	2,026,245	277,594
Restricted cash	10,147	4,566,477	625,605
Accounts receivable, net of allowance for doubtful accounts of RMB12,780 and RMB12,433 as of December 31, 2023 and 2024, respectively	201,517	192,317	26,347
Amount due from a related party	7,258	—	—
Prepaid expenses and other current assets	723,364	1,104,172	151,271

Total current assets	7,833,378	12,011,870	1,645,619
Long-term deposits	3,924,975	3,059,860	419,199
Long-term restricted cash	2,652,299	953,285	130,600
Right-of-use assets, net	109,572	252,169	34,547
Property and equipment, net	659,033	897,036	122,893
Intangible assets, net	17,086	86,661	11,873
Rental deposits	12,962	13,280	1,819
Long-term investments	786,911	825,533	113,098
Amount due from a related party-non current	20,000	—	—
Other non-current assets	180,052	110,960	15,201
Deferred tax assets	31,741	36,066	4,941
Goodwill	—	136,250	18,666

Total assets	16,228,009	18,382,970	2,518,456

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB521,303 and RMB510,373 as of December 31, 2023 and 2024, respectively)	616,681	615,254	84,288
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB428,547 and RMB394,895 as of December 31, 2023 and 2024, respectively)	442,805	427,702	58,595
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB293,194 and RMB331,384 as of December 31, 2023 and 2024, respectively)	630,617	704,410	96,504
Amount due to a related party (including amount due to a related party of the consolidated VIEs without recourse to the Company of RMB4,314 and RMB nil as of December 31, 2023 and 2024, respectively)	4,314	—	—
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB25,031 and RMB20,966 as of December 31, 2023 and 2024, respectively)	60,008	141,971	19,450
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB33,283 and RMB19,694 as of December 31, 2023 and 2024, respectively)	94,719	157,057	21,517
Deferred consideration in connection with business acquisitions	27,261	28,027	3,840
Short-term borrowings	—	2,365,535	324,077
Long-term borrowings, current portion	215,615	1,938,385	265,558
Convertible senior notes-current	—	20,191	2,766

Total current liabilities	2,092,020	6,398,532	876,595
Deferred consideration in connection with business acquisitions-non current	—	65,694	9,000
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB4,073 and RMB2,820 as of December 31, 2023 and 2024, respectively)	24,987	241,915	33,142
Convertible senior notes	19,571	—	—
Long-term borrowings	1,938,385	—	—
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB25,206 and RMB6,672 as of December 31, 2023 and 2024, respectively)	52,171	115,105	15,769
Other non-current liabilities	114,085	129,051	17,680

Total liabilities	4,241,219	6,950,297	952,186

Commitments and contingencies (Note 19)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 355,359,232 shares issued, 294,720,726 shares outstanding as of December 31, 2023 and 260,602,142 shares issued, 247,821,242 shares outstanding as of December 31, 2024, respectively)	235	161	22
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2023 and 2024 respectively)	51	49	7
Treasury stock	(2,203,380)	(325,226)	(44,556)
Additional paid-in capital	7,813,675	4,925,642	674,810
Retained earnings	6,320,450	6,643,721	910,186
Accumulated other comprehensive (loss) income	(126,082)	1,055	145
Non-controlling interest	181,841	187,271	25,656

Total equity	11,986,790	11,432,673	1,566,270

Total liabilities and equity	16,228,009	18,382,970	2,518,456

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	12,704,172	12,002,323	10,562,971	1,447,121
Cost and expenses:
Cost of revenues (including share-based compensation of RMB14,195, RMB6,307 and RMB7,643 in 2022, 2023 and 2024, respectively)	(7,421,419)	(7,025,394)	(6,447,341)	(883,282)
Research and development (including share-based compensation of RMB88,797, RMB64,561 and RMB43,526 in 2022, 2023 and 2024, respectively)	(1,006,219)	(884,590)	(804,425)	(110,206)
Sales and marketing (including share-based compensation of RMB38,432, RMB29,066 and RMB19,520 in 2022, 2023 and 2024, respectively)	(2,073,617)	(1,414,949)	(1,329,780)	(182,179)
General and administrative (including share-based compensation of RMB260,060, RMB167,167 and RMB121,883 in 2022, 2023 and 2024, respectively)	(596,006)	(502,479)	(507,658)	(69,549)

Total cost and expenses	(11,097,261)	(9,827,412)	(9,089,204)	(1,245,216)
Other operating income	20,632	130,105	59,003	8,083

Income from operations	1,627,543	2,305,016	1,532,770	209,988
Interest income	368,879	436,253	510,964	70,002
Interest expense	(83,530)	(62,223)	(127,846)	(17,515)
Other gain or (loss), net	118,325	(26,685)	(90,509)	(12,400)

Income before income tax and share of income (loss) on equity method investments	2,031,217	2,652,361	1,825,379	250,075
Income tax expense	(562,281)	(630,023)	(845,022)	(115,768)

Income before share of income (loss) on equity method investments	1,468,936	2,022,338	980,357	134,307
Share of income (loss) on equity method investments	11,073	(70,643)	59,216	8,113

Net income	1,480,009	1,951,695	1,039,573	142,420

Less: net loss attributable to non-controlling interest	(4,274)	(5,886)	—	—

Net income attributable to the shareholders of Hello Group Inc.	1,484,283	1,957,581	1,039,573	142,420

Net income per share attributable to ordinary shareholders
Basic	3.80	5.18	2.81	0.39
Diluted	3.65	4.92	2.78	0.38
Weighted average shares used in calculating net income per ordinary share
Basic	390,176,367	377,639,399	369,312,997	369,312,997
Diluted	423,810,279	401,833,328	373,591,974	373,591,974
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income	1,480,009	1,951,695	1,039,573	142,420
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(274,791)	20,414	132,248	18,118

Comprehensive income	1,205,218	1,972,109	1,171,821	160,538
Less: comprehensive income attributed to the non-controlling interest	10,556	357	5,111	700

Comprehensive income attributable to Hello Group Inc.	1,194,662	1,971,752	1,166,710	159,838

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data, or otherwise noted)

			Additional paid-in capital			Retained earnings	Accumulated other comprehensive income (loss)	Non-controlling interests	Total shareholders’ equity
	Ordinary Shares			Treasury stock
	Shares	Amount		Shares	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	423,507,276	277	7,214,698	(28,306,392)	(1,595,339)	4,677,635	149,368	138,958	10,585,597
Net income (loss)	—	—	—	—	—	1,484,283	—	(4,274)	1,480,009
Repurchase of shares	—	—	—	(23,978,072)	(395,846)	—	—	—	(395,846)
Share-based compensation	—	—	372,696	—	—	—	—	3,817	376,513
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,748,524	4	149	—	—	—	—	—	153
Cash Dividends	—	—	—	—	—	(840,997)	—	—	(840,997)
Foreign currency translation adjustment	—	—	—	—	—	—	(289,621)	14,830	(274,791)

Balance as of December 31, 2022	429,255,800	281	7,587,543	(52,284,464)	(1,991,185)	5,320,921	(140,253)	153,331	10,930,638
Net income (loss)	—	—	—	—	—	1,957,581	—	(5,886)	1,951,695
Repurchase of shares	—	—	—	(8,354,042)	(212,195)	—	—	—	(212,195)
Share-based compensation	—	—	252,350	—	—	—	—	1,330	253,680
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	6,467,898	5	605	—	—	—	—	—	610
Acquisition of non-controlling interests	—	—	(26,823)	—	—	—	—	26,823	—
Cash Dividends	—	—	—	—	—	(958,052)	—	—	(958,052)
Foreign currency translation adjustment	—	—	—	—	—	—	14,171	6,243	20,414

Balance as of December 31, 2023	435,723,698	286	7,813,675	(60,638,506)	(2,203,380)	6,320,450	(126,082)	181,841	11,986,790
Net income	—	—	—	—	—	1,039,573	—	—	1,039,573
Repurchase of shares	—	—	—	(51,386,354)	(1,197,439)	—	—	—	(1,197,439)
Share-based compensation	—	—	187,478	—	—	—	—	319	187,797
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	4,486,870	3	3	—	—	—	—	—	6
Cancellation of shares repurchased	(99,243,960)	(79)	(3,075,514)	99,243,960	3,075,593	—	—	—	—
Cash Dividends	—	—	—	—	—	(716,302)	—	—	(716,302)
Foreign currency translation adjustment	—	—	—	—	—	—	127,137	5,111	132,248

Balance as of December 31, 2024	340,966,608	210	4,925,642	(12,780,900)	(325,226)	6,643,721	1,055	187,271	11,432,673

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,

	2022	2023	2024	2024
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net income	1,480,009	1,951,695	1,039,573	142,420
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	107,015	74,492	52,847	7,240
Amortization of intangible assets	5,116	5,116	5,886	806
Share-based compensation	401,484	267,101	192,572	26,382
Share of (income) loss on equity method investments	(11,073)	70,643	(59,216)	(8,113)
Gain on repurchase of convertible senior notes	(129,575)	(4,565)	—	—
Gain or loss on long-term investments	11,250	31,250	90,509	12,400
Gain or loss on disposal of property and equipment	(779)	(518)	(62)	(8)
Provision of (income) losses on receivable and other assets	(528)	11,624	3,618	496
Returns on investments	1,708	2,067	1,927	264
Changes in operating assets and liabilities
Accounts receivable	20,338	(21,308)	7,605	1,042
Prepaid expenses and other current assets	(52,928)	84,802	(72,069)	(9,873)
Amount due from a related party	(55)	(27,203)	27,258	3,734
Deferred tax assets	507	2,600	(4,323)	(592)
Rental deposits	1,399	7,776	(309)	(42)
Other non-current assets	60,913	(11,606)	(101,837)	(13,952)
Accounts payable	(115,384)	13,707	(3,257)	(446)
Income tax payable	(57,004)	25,952	62,337	8,540
Deferred revenue	(56,387)	(42,390)	(25,651)	(3,514)
Accrued expenses and other current liabilities	(182,708)	(183,772)	139,607	19,126
Amount due to a related party	4,162	(4,865)	(4,314)	(591)
Deferred tax liabilities	(187,119)	(147)	212,835	29,158
Other non-current liabilities	(73,470)	24,710	74,458	10,201

Net cash provided by operating activities	1,226,891	2,277,161	1,639,994	224,678

Cash flows from investing activities
Purchase of property and equipment	(80,445)	(576,310)	(285,541)	(39,119)
Payment for long-term investments	(70,343)	(18,750)	(69,209)	(9,482)
Payment for business acquisition	—	—	(136,642)	(18,720)
Purchase of short-term deposits	(1,700,000)	(1,028,556)	(2,133,086)	(292,232)
Cash received on maturity of short-term deposits	5,410,000	6,209,820	2,128,181	291,560
Returns of investments	3,523	1,517	120	16
Purchase of long-term deposits	(2,750,000)	(4,210,025)	(718,860)	(98,483)
Cash received on maturity of long-term deposits	1,200,000	1,700,000	918,860	125,883
Payment for short-term investments	(300,000)	—	—	—
Cash received from sales of short-term investment	—	308,550	—	—
Cash received from sales of long-term investment	—	25,000	2,000	274
Loans to third-party companies	—	—	(265,613)	(36,389)
Other investing activities	3,110	1,823	903	124

Net cash provided by (used in) investing activities	1,715,845	2,413,069	(558,887)	(76,568)

Cash flows from financing activities
Deferred payment for business acquisition	(21,421)	—	—	—
Proceeds from exercise of share options	163	601	18	2
Repurchase of ordinary shares	(392,374)	(212,195)	(1,197,439)	(164,048)
Repurchase of subsidiary’s share options	(40,943)	(4,319)	—	—
Dividends payment	(840,997)	(958,052)	(716,302)	(98,133)
Proceeds from short-term borrowings	—	—	2,365,535	324,077
Proceeds from long-term borrowings	—	2,154,000	—	—
Repayment of long-term borrowings	—	—	(215,615)	(29,539)
Payment for redemption of convertible bonds	(2,136,987)	(2,679,942)	—	—

Net cash (used in) provided by financing activities	(3,432,559)	(1,699,907)	236,197	32,359

Effect of exchange rate changes	41,390	93,988	42,205	5,784

Net (decrease) increase in cash, cash equivalent and restricted cash	(448,433)	3,084,311	1,359,509	186,253
Cash and cash equivalents and restricted cash at the beginning of year	5,647,034	5,198,601	8,282,912	1,134,754

Cash, cash equivalents and restricted cash at the end of year	5,198,601	8,282,912	9,642,421	1,321,007
Cash and cash equivalents	5,018,129	5,620,466	4,122,659	564,802
Restricted cash	180,472	2,662,446	5,519,762	756,205
Cash, cash equivalents and restricted cash at the end of year	5,198,601	8,282,912	9,642,421	1,321,007

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(801,752)	(599,992)	(579,534)	(79,396)
Cash paid for interest	(56,373)	(36,827)	(99,283)	(13,602)
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of property and equipment	9,467	1,009	9,451	1,295
Right-of-use assets acquired in operating lease	22,238	85,924	254,745	34,899
Deferred consideration in connection with business acquisition	—	—	65,694	9,000
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
As of December 31, 2024, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Major subsidiaries
Momo Technology HK Company Limited (“Momo HK”)
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)
Beijing Leguanxing Information Technology Co., Ltd. (“Leguanxing”)
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
The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, internet audio-video program services and certain other businesses in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, QOOL Tianjin, Miaoka, Tantan Culture, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing, Tantan Apollo, Tianjin Nishuodedoudui and Hainan Yilingliuer. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
In November 2024, to facilitate the capital increase of QOOL Ti anj
in, the Company terminated the VIE agreements between QOOL Media Technology (Tianjin) Co., Ltd. and QOOL Tianjin. Immediately after completing the capital increase of QOOL Tianjin, the Company restated all the VIE agreements on December 16, 2024. The change did not have an impact on the Company’s control over and consolidation of QOOL Tianjin.
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
Under the Exclusive Call Option Agreements among the WFOEs, the VIEs and their Nominee Shareholders, each of the Nominee Shareholders irrevocably granted the respective WFOE or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in the VIEs at the consideration equal to the nominal price or at the lowest price as permitted by PRC laws.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
The VIE arrangements
- continued

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Cooperation Agreements
Each of the VIEs has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOEs, pursuant to which the relevant WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs.

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
Under the Business Operations Agreements among the WFOEs, the VIEs and the Nominee Shareholders of the VIEs, without the prior written consent of the WFOEs or their designated representative(s), the VIEs shall not conduct any transaction that may substantially affect the assets, business, operation or interest of the WFOEs. The VIEs and the Nominee Shareholders shall also follow the WFOEs’ instructions on management of the VIEs’ daily operation, finance and employee matters and appoint the nominee(s) designated by the WFOEs as the director(s) and senior management members of the VIEs. In the event that any agreements between the WFOEs and the VIEs terminates, the WFOEs have the sole discretion to determine whether to continue any other agreements with the VIEs. The WFOEs are entitled to any dividends or other interests declared by the VIEs and the shareholders of the VIEs have agreed to promptly transfer such dividends or other interests to the WFOEs. The agreement shall remain effective
f
or 10 years. At the discretion of the WFOEs, this agreement will be renewed on applicable expiration dates, or the WFOEs and the VIEs will enter into another exclusive agreement.
Through these contractual agreements, the Company has the ability to effectively control the VIEs and is also able to receive substantially all the economic benefits of the VIEs.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL A CTIVIT IES - continued

Risk in relation to the VIE structure
The Company believes that the WFOEs’ contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, some of the shareholders of the VIEs are also directors or officers of the Company. Conflicts of interest may arise between the roles of these individuals as directors or officers of the Company and as shareholders of the VIEs. The Company relies on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the Company to act in good faith and in the best interest of the Company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint the Company’s Chinese mainland subsidiaries, or a person designated by the Company’s Chinese mainland subsidiaries to vote on their behalf and exercise voting rights as shareholders of the VIEs. The Company cannot assure that when conflicts arise, shareholders of the VIEs will act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and VIEs’ shareholders, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to the Company’s operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
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

•
require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over VIEs;

•	restrict or prohibit the use of the proceeds of any of offshore financings to finance the business and operations in China;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,

	2023	2024
	RMB	RMB
Cash and cash equivalents	2,622,793	1,060,972
Other current assets	533,132	519,462

Total current assets	3,155,925	1,580,434
Long-term deposits	150,000	150,000
Long-term investments	295,840	182,002
Other non-current assets	314,121	184,053

Total assets	3,915,886	2,096,489

Accounts payable	521,303	510,373
Deferred revenue	428,547	394,895
Other current liabilities	355,822	372,044

Total current liabilities	1,305,672	1,277,312
Other non-current liabilities	29,279	9,492

Total liabilities	1,334,951	1,286,804

	For the years ended December 31,

	2022	2023	2024
	RMB	RMB	RMB
Net revenues	12,152,997	11,203,950	9,392,080
Net income	4,593,510	4,179,878	3,117,577
Net cash provided by operating activities	4,445,523	4,118,893	3,347,280
Net cash provided by investing activities	451,928	726,076	2,050
Net cash provided by financing activities	—	—	—
The unrecognized revenue-producing assets that are held by the VIEs are primarily self-developed intangible assets such as domain names, trademark and various licenses which are un-recognized
on the consolidated balance sheets.
The VIEs contributed an aggregate of 95.7%, 93.3% and 88.9% of the consolidated net revenues for each of the years ended December 31, 2022, 2023 and 2024, respectively. As of the fiscal years ended December 31, 2023 and 2024, the VIEs accounted for an aggregate of 24.1% and 11.4%, respectively, of the consolidated total assets, and 31.5% and 18.5%, respectively, of the consolidated total liabilities.
There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to consolidated VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

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
Short-term restricted cash
Short-term restricted cash represents RMB deposits in restricted bank accounts that cannot be withdrawn related to ongoing investigations of the alleged illegal activities on the source of the funding consumed on Momo’s platform, short-term deposits held in designated bank accounts pledged for short-term
borrowings and long-term borrowings which are due within one year. The Company considers the expected timing of the release of the restrictions to determine the appropriate financial statement classification.
Short-term deposits
Short-term deposits consist of bank deposits with an original maturity of over three months but within one year.
Long-term restricted cash
Long-term restricted cash mainly represents long-term deposits held in designated bank accounts pledged for long-term borrowings, United States dollar (“US$”) deposits held in escrow account related to payable to Tantan’s founders in accordance with its share options repurchase agreement, and US$ deposits held in escrow account related to acquisition consideration in connection with a business acquisition. The Company considers the expected timing of the release of the restrictions is more than one year.
Long-term deposits
Long-term deposits represent time deposits placed in banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of operations during the periods presented.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits, accounts receivable, amount due from a related party, equity securities without readily determinable fair value, fair value option investment, accounts payable, deferred revenue, convertible senior notes, borrowings, income tax payable and amount due to a related party.
The Group carries its fair value option investment at fair value. Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of restricted cash, accounts receivable, amount due from a related party, accounts payable, deferred revenue, income tax payable and amount due to a related party approximate their fair values. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The fair value of the Company’s convertible senior notes, borrowings and term deposits are discussed in Note 13.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. Cash and cash equivalents, restricted cash and term deposits of the Group included aggregate amounts of RMB9,564 million and RMB7,226 million as of December 31, 2023 and 2024, respectively, which were denominated in RMB.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term deposits, restricted cash, long-term deposits and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,

	2023	2024
A	22%	21%
B	N/A	13%
As of December 31, 2023 and 2024, no user or customer accounted for 10% or more of accounts receivable.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.
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
An impairment charge is recorded under “share of income (loss) on equity method investments” in the consolidated statements of operations if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.
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
Fair value option investments
The Group elected the fair value option to account for certain partnership units investment in a private fund, and measured the investment using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) (“NAV practical expedient”), whereby the change in fair value is recognized under “share of income (loss) on equity method investments” in the consolidated statements of operations.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer equipment	3 years
Office equipment	3-5 years
Vehicles	5 years
Buildings	50 years
Land	Indefinite
Leasehold improvement	Shorter of the lease term or estimated useful lives

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Property and equipment, net
- continued

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress and are reported under property and equipment, net. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2023 and 2024, construction in progress in the amount of RMB547,384 and RMB760,411, respectively, were primarily relating to the construction of office buildings and related premises.
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

License	10 years
Technology	3-5 years
Active user	3-5 years
Trade name	10 years
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
Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Group’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has an option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term and Long-term borrowing
Short-term and long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the consolidated statements of operations and comprehensive income.
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
For the years ended December 31, 2022, 2023 and 2024, the Group’s revenue is reported net of discounts, value added tax and surcharges.
The following table provides information about disaggregated revenue by types, including a reconciliation of the disaggregated revenue with the Group’s reportable segments:

	For the years ended December 31,2024

	Momo	Tantan	QOOL
	RMB	RMB	RMB

Live video service	4,779,865	312,989	—
Value-added services	4,772,811	549,915	—
Mobile marketing	105,169	37,781	—
Mobile games	432	—	—
Other services	3,137	—	872

Total	9,661,414	900,685	872

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

	For the years ended December 31,2023

	Momo	Tantan	QOOL
	RMB	RMB	RMB

Live video service	5,567,894	504,977	—
Value-added services	5,085,541	667,030	—
Mobile marketing	109,125	24,552	—
Mobile games	19,610	—	—
Other services	16,337	—	7,257

Total	10,798,507	1,196,559	7,257

	For the years ended December 31,2022

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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
The Group’s mobile marketing revenues are recognized net of agency rebates, if applicable. Agency rebates have not been material for the years ended December 31, 2022, 2023 and 2024.

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
Revenues from other services mainly consisted of film distribution service, film promotion service, music service revenues and peripheral products.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group recorded no material impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2023 and 2024 that was included in the deferred revenue balance as of January 1, 2023 and 2024 were RMB484,775 and RMB442,805, respectively.
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
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The Group records government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB23,593, RMB72,502 and RMB42,991 for the years ended December 31, 2022, 2023 and 2024, respectively.
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
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. Revenue is recognized net of VAT amounted to RMB977,780, RMB901,381 and RMB757,413 for the years ended December 31, 2022, 2023 and 2024, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
Foreign currency translation
The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company is the US$. The Company’s operations are principally conducted through the subsidiaries, consolidated VIEs and VIEs’ subsidiaries located in the PRC where the local currency is the functional currency.
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
Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of comprehensive income, and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases
The Group leases administrative office spaces and internet data center (“IDC”) facilities under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use
assets on its consolidated balance sheets at the lease commencement. The Group elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rate implicit in the lease is not readily available. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates an incremental borrowing rate based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Group measures right-of-use
assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rental expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to approximately three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
For short-term leases, the Group records rental expense in its consolidated statements of operations on a straight-line basis over the lease term. The Group also elected the exemption for contracts with lease terms of 12 months or less.
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred. Total advertising expenses incurred were RMB1,766,995, RMB1,173,743 and RMB1,117,790 for the years ended December 31, 2022, 2023 and 2024, respectively.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share
Options exercisable for a minimal exercise price (the “Penny Stock”) are included in the denominator of basic income per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered issuable shares.
Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding and the Penny Stock during the period.
Diluted net income per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had share options, restricted share units and convertible senior notes, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per ordinary share, the effect of the share options and restricted share units is computed using the treasury stock method, and the effect of the convertible senior notes is computed using the as-if-converted
method. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding and the Penny Stock during the period.
Recent accounting pronouncements adopted
In November 2023, the FASB issued ASU
2023-07
“Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU
2023-07”).
ASU
2023-07
intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU
2023-07
is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU
2023-07
is to be adopted retrospectively to all prior periods presented. The Group adopted ASU
2023-07
on January 1, 2024 and applied retrospectively for all prior periods presented in the Group’s consolidated financial statements. For additional information, see Note 21—Segment Information.
Recent accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU
2023-09
“Improvements to Income Tax Disclosures” (“ASU
2023-09”),
which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU
2023-09
is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.
In November 2024, the FASB issued ASU
2024-03
“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40)
(“ASU
2024-03”).
The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU
2024-03
is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

3.	ACQUISITION
On December 1, 2024, the Group acquired a business providing dating and social networking services to users at a cash consideration of RMB204,380, of which RMB138,687 was paid as of December 31, 2024.
The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

	As of December 1, 2024
	Amounts	Estimated useful lives
	RMB
Net tangible assets:
Other current assets	2,607
Intangible assets:
Trade name	63,504	10 years
Active user	7,299	3 years
Technology	4,672	5 years
Total assets	78,082
Deferred revenue	(9,952)
Goodwill	136,250

Total consideration	204,380

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. The goodwill was assigned to Momo segment. None of the goodwill recognized is expected to be deductible for income tax purposes.
Pro forma financial information is not presented for this business acquisition as it is immaterial to the reported results.
The revenue and net income attributable
to this acquisition included in the Company’s consolidated statements of operations since the acquisition date were RMB7,549 and RMB827, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,

	2023	2024
	RMB	RMB

Interest receivable	233,280	347,861
Deposits with third-party payment channels (i)	245,052	269,960
Corporate lending receivable (ii)	—	255,403
Input VAT (iii)	94,063	119,126
Advance to suppliers (iv)	78,118	50,589
Deferred platform commission cost	30,539	30,718
Prepaid service fee and issuance fee	17,004	11,200
Others	25,308	19,315

	723,364	1,104,172

(i)
Deposits with third-party payment channels are mainly the cash deposited in certain third-party payment channels by the Group for the broadcasters and the gift recipients who received the virtual items in the value-added service to withdraw their Revenue Sharing and the customer payment to the Group’s account through the third-party payment channels.

(ii)
Corporate lending receivable was loans provided to a third-party entity during the year ended December 31, 2024. The annual interest rate is from 8.5% to 10.5%. The repayments were guaranteed by two individuals and shall be executed on the first anniversary of the loan origination unless otherwise agreed by the Group and the
borrower.

(iii)
Input VAT mainly occurred from the purchasing of goods or other services, property and equipment and advertising activities. It is subject to verification by related tax authorities before offsetting the VAT output.

(iv)	Advance to suppliers were primarily for advertising fees and related service fees.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

5.	LONG-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	48,687	30,204
Hangzhou Aqua Ventures Investment Management L.P. (ii)	47,168	47,144
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iii)	34,082	31,386
Others (vi)	62,671	64,849
Equity securities without readily determinable fair values
58 Daojia Ltd. (iv)	300,000	300,000
Hangzhou Faceunity Technology Limited (iv)	70,000	70,000
Hunan Qindao Cultural Spread Ltd. (iv)	30,000	—
Sichuan INMO Technology Co., Ltd. (iv)	55,343	55,343
Others (vi)	34,625	36,496
Fair value option investment
AEZ Capital Feeder Fund (v)	104,335	190,111

	786,911	825,533

The Group performed impairment analysis for equity method investments and equity securities without readily determinable fair values periodically. Impairment losses of RMB11,250, RMB31,250 and RMB62,625 were recorded for equity securities without readily determinable fair values under “other gain or (loss), net” in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

(i)
On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2023 and 2024. The Group recognized its share of partnership profit or (loss) in Jingwei of RMB397, RMB (24,227) and RMB (18,483) during the years ended December 31, 2022, 2023 and 2024, respectively. The Group received distribution from Jingwei of RMB718 during the year ended December 31, 2023.

(ii)
On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The Group recognized its share of partnership profit or (loss) in Aqua of RMB (3,752), RMB356 and RMB (24) for the years ended December 31, 2022, 2023 and 2024, respectively.

(iii)
On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000. The Group recognized its share of partnership profit or (loss) in Tianfu of RMB286, RMB (1,531) and RMB (769) during the years ended December 31, 2022, 2023 and 2024, respectively. The Group received distribution from Tianfu of RMB1,349 and RMB1,927 during the year ended December 31, 2023 and 2024, respectively.

(iv)
The Group invested in certain preferred shares of private companies. On April 9, 2021, the Group entered into a preferred share subscription agreement with 58 Daojia Ltd. for a consideration of RMB300 million. The transaction was completed in April 2021. On March 31, 2022, the Group entered into a share purchase agreement with Sichuan INMO Technology Co., Ltd for a consideration of RMB55,343. The transaction was completed in April 2022. As the investments were neither debt security nor in-substance
common stock, they were accounted as equity securities without readily determinable fair values and measured at fair value using the measurement alternative. There have been no orderly transactions for the identical or a similar investment of the same issuer noted during the years ended December 31, 2023 and 2024. There have been no impairment indicators identified as of December 31, 2023 and 2024. In January 2024, the Group
disposed its investment in
Hunan Qindao Cultural Spread Ltd.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

5 .	LONG-TERM INVESTMENTS - continued

(v)
In October 2021, the Group completed an investment in an open mutual fund named “AEZ Capital Feeder Fund” (“AEZ”), which is redeemable on a quarterly basis. The Group, as a limited partner, subscribed Class A participating shares with capital contribution of RMB114,707. The Group has significant influence on AEZ and elected the fair value option to account for this investment using the NAV practical expedient whereby the change in fair value of RMB(43,854) and RMB81,560 was recognized during the year ended December 31, 2023 and 2024.

(vi)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

6 .	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,

	2023	2024
	RMB	RMB
Computer equipment	781,377	789,516
Office equipment	184,228	181,055
Vehicles	3,584	3,584
Buildings	—	9,888
Land	—	32,100
Construction in progress	547,384	760,411
Leasehold improvement	135,977	149,398
Less: accumulated depreciation	(993,401)	(1,029,382)
Exchange difference	(116)	466

	659,033	897,036

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024 were RMB107,015, RMB74,492 and RMB52,847, respectively. As of December 31, 2023 and 2024, constructions in progress in the amount of RMB547,384 and RMB760,411 were primarily relating to the construction of office buildings.

7 .	INTANGIBLE ASSETS, NET
Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Trade name	709,591	793,024
Active user	379,387	394,714
Technology	28,911	37,022
License	51,178	51,178
Less: accumulated amortization	(531,416)	(537,302)
Less: accumulated impairment loss	(538,109)	(538,109)
Exchange difference	(82,456)	(113,866)

Net book value	17,086	86,661

Amortization expenses charged to the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024 were RMB5,116, RMB5,116 and RMB5,886, respectively. The
Group did not record any impairment loss on acquired intangible assets for the years ended December 31, 2022, 2023 and 2024.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

7 .	INTANGIBLE ASSETS, NET - continued

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2025	14,485
2026	14,485
2027	10,595
2028	7,915
2029	7,793
Thereafter	31,388

Total	86,661

8 .	GOODWILL

Amounts
Balance, as of December 31, 2023	—
Acquisition (Note 3)	136,250

Balance, as of December 31, 2024	136,250

To assess potential impairment of goodwill, the Group performed an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of the reporting units below its carrying value. As of December 31, 2024, the Group assessed qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considered primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the Group’s qualitative assessment, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, the quantitative impairment test is not performed.

9 .	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued payroll and welfare	188,089	182,688
Balance of users’ virtual accounts	138,926	143,464
Payable for advertisement	119,635	126,063
Accrued professional services and related service fee	49,489	60,551
Other tax payables	49,136	42,490
VAT payable	24,932	31,549
Interest payable	1,545	30,550
Payable for repurchase of subsidiary’s share options	11,729	7,143
Others	47,136	79,912

Total	630,617	704,410

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

10.	CONVERTIBLE SENIOR NOTES
In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events. During the year ended December 31, 2023, the conversion rate was adjusted to 21.0061 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$47.61 per ADS) due to the cash dividend paid in 2023. During the year ended December 31, 2024, the conversion rate was adjusted to 23.0536 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$43.38 per ADS) due to the cash dividend paid in 2024.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes had the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2023 and 2024, no Notes were converted into the Company’s ADSs.
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
During the year ended December 31, 2023, the Company repurchased RMB2,727,724 aggregate principal amount of convertible senior notes from certain holders, for an aggregate repurchase price of RMB2,679,942 including accrued and unpaid interest, which resulted in a gain of RMB4,565 recorded under “other gain or loss, net” in the consolidated statements of operations.
As of December 31, 2023 and 2024, the carrying value of the Notes was RMB19,571 and RMB20,191, including unamortized issuance cost of RMB101 and RMB34, respectively. The issuance costs are being amortized through interest expense over the period from July 2, 2018, the date of issuance, to July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the years ended December 31, 2023 and 2024. Amortization and interest expenses related to the convertible senior notes amounted to RMB39,939 and RMB319 during the years ended December 31, 2023 and 2024.
As of December 31, 2024, the remaining principle of Notes was US$2,771, which will be repaid on July 1, 2025, assuming the holders of the Notes will not exercise the right to convertible into the Company’s ADS.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

11.	LEASES
Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the lease term. The Group elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Total operating lease expense was RMB97,819 and RMB128,878, including RMB8,217 and RMB9,990 short-term lease expense for the years ended December 31, 2023 and 2024, respectively. The operating lease expense was recorded in cost and expenses on the consolidated statements of operations.

	For the years ended December 31
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	81,958	116,523
Non-cash right-of-use assets obtained in exchange for new lease obligations:
Operating leases	85,924	254,745
Weighted average remaining lease term
Operating leases	2.16	1.95
Weighted average discount rate
Operating leases	5.37%	5.95%
As of December 31, 2024, the Group has no significant lease contract that has been entered into but not yet commenced, and the future minimum payments under operating leases were as follows:

Amounts
RMB
2025	146,392
2026	106,850
2027 and thereafter	20,259
Less: imputed interest	16,425

Total	257,076

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

12.	BORROWINGS
Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2023	2024
	RMB	RMB
Short-term secured bank borrowing	—	2,365,535
Long-term secured bank borrowings, current portion	215,615	1,938,385
Long-term secured bank borrowings, non-current portion	1,938,385	—

Total	2,154,000	4,303,920

As of December 31, 2024, the Group had short-term
borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.5% to 3.6% per annum. As of December 31, 2024, the weighted average interest rate of these borrowings was 3.1% per annum. The borrowings are primarily denominated in RMB and US$. These borrowings were obtained from financial institutions located in the Hong Kong and secured by the Group’s short-term deposits of US$367,000.
The long-term borrowings (including current portion) outstanding as of December 31, 2023 and 2024 bore an interest rate of 3.8% per annum, and were denominated in RMB. These borrowings were obtained from financial institutions located in the PRC and secured by the Group’s long-term deposits of RMB2,567,100 and RMB2,652,307 as of December 31, 2023 and 2024, respectively.
As of December 31, 2024, the short-term borrowings and long-term borrowings, current portion which was due within one year, will be repaid in 2025.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

13.	FAIR VALUE
Measured on a recurring basis
The Group measures its financial assets and liabilities including cash and cash equivalents and fair value option investment at fair value on a recurring basis as of December 31, 2023 and 2024. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. For fair value option investments that use NAV practical expedient to measure fair value, it is not categorized in the fair value hierarchy per ASC 820.
As of December 31, 2023 and 2024, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2024	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	4,122,659	4,122,659	—	—

Total	4,122,659	4,122,659	—	—

	Fair Value Measured as of December 31,
Description	2023	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	5,620,466	5,620,466	—	—

Total	5,620,466	5,620,466	—	—

Disclosed on a recurring basis
The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2023 and 2024, the fair value of the Notes was RMB19,854 and RMB20,466, respectively.
As of December 31, 2023 and 2024, the fair value of the short-term deposits and long-term deposits was RMB5,248,881 and RMB5,433,966, respectively, and the interest rates were determined based on the prevailing interest rates in the market (Level 2).
Interest rates under the short-term and long-term borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market (Level 2). The carrying value of the short-term and long-term borrowing approximates to fair value.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

13.	FAIR VALUE - continued

Measured on nonrecurring basis
The Group measures its equity method investments at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2023 and 2024, the Group did not record any impairment loss for equity method investments.
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2023 and 2024, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB31,250 and RMB62,625, respectively.
In determining the equity method investments and equity securities without readily determinable fair value over which the Group identified impairment indicators, income approach was used, which requires management to use unobservable inputs (level 3) such as the management projection of discounted future cash flow and the discount rate.

14.	INCOME TAXES
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

14.	INCOME TAXES - continued

PRC income tax
Beijing Momo IT was qualified as “High and New Technology Enterprises” in 2020 and 2023, respectively, and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2025.
Chengdu Momo Technology Co., Ltd (“Chengdu Momo”) has qualified as western China development enterprise since 2014. According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year ended December 31, 2024 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
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
During the year ended December 31, 2024, no tax audit was conducted by the relevant tax authorities on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2020 to 2024 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2024, at the tax authority’s discretion.
PRC withholding tax
Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The Enterprise Income Tax Law (the “EIT Law”) includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident
legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.
Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident
enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which satisfies the criteria of “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5% for dividends generated in the PRC. Cayman, where the Company is incorporated, does not have a tax treaty with PRC. During the year ended December 31, 2022, 2023 and 2024, dividends paid by
Beijing Momo IT
in the PRC to its foreign investors
 Momo HK
subject to a withholding tax at a rate of 10%, 10% and 5%, respectively.
WFOE Beijing Momo IT declared special dividend of RMB3,600 million, RMB1,800 million and RMB6,000 million to Momo HK during the years ended December 31, 2022, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, Beijing Momo IT paid RMB360 million, RMB180 million and RMB200 million, respectively, withholding tax when it paid a special dividend to its parent company, Momo HK. As of December 31, 2024, the declared dividend of RMB2,000 million and the associated withholding tax of RMB100 million remain unpaid. During the years ended December 31, 2022, 2023 and 2024, the Group has accrued withholding tax of RMB164 million, RMB184 million and RMB519 million on retained earnings generated by Beijing Momo IT, because Beijing Momo IT’s earnings are to be remitted to its offshore parent company in the foreseeable future to fund its demand on US
$
in business operations, payments of dividends, potential investments, etc.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

14.	INCOME TAXES - continued
PRC withholding tax
- continued

Aggregate undistributed earnings of the Company’s PRC subsidiaries and the VIEs are available for reinvestment. Upon distribution of such earnings, the Company will be subject to the PRC EIT, the amount of which is impractical to estimate. The Company did not record any other withholding tax on any of the aforementioned undistributed earnings except for cumulative retained earnings as of December 31, 2024 by Beijing Momo IT, because the rest of the subsidiaries and the VIEs do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC. As of December 31, 2023 and 2024, the unrecognized deferred tax liability related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the PRC amounted to RMB897,215 and RMB nil.
Income taxes consist of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expenses	393,771	444,449	398,498
Deferred tax expenses	168,510	185,547	446,524

Total income tax expenses	562,281	630,023	845,022

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Advertising expense	398,842	404,023
Net operating loss carry-forward	241,440	286,835
Accrued expenses	23,125	27,450
Impairment on long-term investments	22,367	23,023
Less: valuation allowance	(654,033)	(705,265)

Deferred tax assets, net	31,741	36,066

Deferred tax liabilities:
Intangible assets acquired	4,073	2,820
Accelerated tax depreciation	5,216	4,582
Withholding income tax	15,698	234,513

Deferred tax liabilities, net	24,987	241,915

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
As of December 31, 2024, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the PRC, consolidated VIEs, and VIEs’ subsidiaries amounted to RMB1,097,256. The net operating loss in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2019 and thereafter.
As of December 31, 2024, the net operating loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB224,648, which would be carried forward indefinitely and set off against its future taxable profits.
As of December 31, 2024, the net operating loss carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB92,939, which can be carried forward indefinitely and set off against its future taxable profits.
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
The movements of valuation allowance of deferred tax assets are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	574,591	638,980	654,033
Additions	64,389	31,283	80,576
Expirations	—	(16,230)	(29,344)

Balance at the end of the year	638,980	654,033	705,265

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

14.	INCOME TAXES - continued
PRC
- continued

Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Net income before provision for income tax	2,031,217	2,652,361	1,825,379
PRC statutory tax rate	25%	25%	25%
Income tax expense at statutory tax rate	507,804	663,090	456,345
Permanent differences and Research and development super-deduction	(34,966)	(76,414)	(67,319)
Change in valuation allowance	64,389	31,283	80,576
Effect of income tax rate difference in other jurisdictions	35,564	41,854	6,672
Effect of tax holidays and preferential tax rates	(147,894)	(213,804)	(150,067)
Effect of the preferential tax rate adjustment of prior year’s EIT	(26,873)	—	—
Effect of PRC withholding tax	164,257	184,014	518,815

Provision for income tax	562,281	630,023	845,022

If Beijing Momo IT, Chengdu Momo and Tantan Technology did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2022, 2023 and 2024, the increase in income tax expenses and resulting net income per share amounts would be as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Increase in income tax expenses	147,894	213,804	150,067
Net income per ordinary share attributable to Hello Group Inc. - basic	3.43	4.62	2.41
Net income per ordinary share attributable to Hello Group Inc. - diluted	3.30	4.39	2.38
No significant unrecognized tax benefit was identified for the years ended December 31, 2022, 2023 and 2024. The Group did not incur any material interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

15.	ORDINARY SHARES
In 2022, 2023 and 2024, 5,748,524, 6,467,898 and 4,486,870 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 17), respectively.
On June 7, 2022, the Company’s Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to
US$200 million of its shares over the next 24 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

15.	ORDINARY SHARES - continued

For the years ended December 31, 2022, 2023 and 2024, the Company repurchased 23,978,072, 8,354,042 and 51,386,354 Class A ordinary shares for US$56,714 (RMB395,846), US$29,378 (RMB212,195) and US$166,287 (RMB1,197,439) on the open market, at a weighted average price of US$4.71, US$7.01 and US$6.45 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. For the years ended December 31, 2024, the Company cancelled 99,243,960 Class A ordinary shares from treasury stock.

16.	DISTRIBUTION TO SHAREHOLDERS
On March 24, 2022, the Company declared a special cash dividend in the amount of US$0.64 per ADS, or US$0.32 per ordinary share. US$127,262 (RMB840,997) cash dividend was paid in
April 2022
to shareholders of record at the close of business on April 13, 2022. The ex-dividend
date was April 12, 2022.
On March 16, 2023, the Company declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. US$136,555 (RMB958,052) cash dividend was paid in
2023
to shareholders of record at the close of business on April 28, 2023. The ex-dividend
date was April 27, 2023.
On March 14, 2024, the Company declared a special cash dividend in the amount of US$0.54 per ADS, or US$0.27 per ordinary share. US$98,915 (RMB716,302) cash dividend was paid in
2024
to shareholders of record at the close of business on April 12, 2024. The ex-dividend
date was April 11, 2024.
The cash dividends were recorded as reduction of retained earnings.

17.	SHARE-BASED COMPENSATION
Share options granted by the Company
In November 2012, the Company adopted a share incentive plan (“2012 Plan”), which was amended in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2012 Plan is 44,758,220 ordinary shares.
In November 2014, the Company adopted the 2014 share incentive plan (“2014 Plan”), pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Starting from 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the Company’s board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, the Company will no longer grant any incentive shares under the 2012 Plan. The time and condition to exercise options will be determined by the Board or a committee of the Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. Under the 2014 Plan, share options are subject to vesting schedules ranging from two to four years.
In December 2024, the Company adopted the 2024 share incentive plan (“2024 Plan”), pursuant to which the maximum number of Class A ordinary shares of the Company available to be issued under the 2024 Plan will be the number of shares subject to awards that were not granted under the Company’s 2014 Share Incentive Plan, and the number of shares subject to awards granted under the Company’s 2014 Share Incentive Plan that have expired or otherwise been terminated without having been exercised in full and the shares issued pursuant to awards granted under the Company’s 2014 Share Incentive Plan that have been forfeited to or repurchased by the Company due to failure to vest, plus an annual increase of 1.5% of the total outstanding shares on the last day of the immediately preceding calendar year on the first day of each calendar year during the term of the 2024 Plan, beginning in 2025.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

The following table summarizes the option activity for the year ended December 31, 2024:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2023	29,283,953	0.0123	7.27	101,402

Granted	7,899,352	0.0002
Exercised	(4,386,870)	0.0002
Forfeited	(1,530,134)	0.0025

Outstanding as of December 31, 2024	31,266,301	0.0114	7.03	120,175

Exercisable as of December 31, 2024	16,160,890	0.0219	5.37	61,947
There
were 16,160,890 vested options, and 13,344,146 options expected to vest within the remaining vesting schedules as of December 31, 2024. For options expected to vest, the weighted-average exercise price was US$0.0002 as of December 31, 2024 and aggregate intrinsic value was US$43,420 and US$51,439 as of December 31, 2023 and 2024, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2022, 2023, and 2024 was US$2.48, US$4.00 and US$2.57, respectively. The total intrinsic value of options exercised for the years ended December 31, 2022, 2023, and 2024 was US$20,261, US$24,815 and US$14,162, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield	Exercise price (US$)
2022	2.20%~4.86%	6 years	50.3%~57.8%	—	0.0002
2023	4.24%~5.66%	6 years	62.5%~66.1%	—	0.0002
2024	4.43%~5.22%	6 years	62.5%~64.2%	3.5%	0.0002

(1)	Risk-free interest rate
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
The dividend yield was estimated by the Group based on its historical dividend experience and expected future changes, if any.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued
Share options granted by the Company
- continued

(5)	Exercise price
The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying ordinary shares
The fair value of the ordinary shares is determined as the closing sales price of the ordinary shares as quoted on the principal exchange or system.
For employee, executives and
non-employee
share options, the Group recorded share-based compensation of RMB363,361, RMB246,551 and RMB183,999 during the years ended December 31, 2022, 2023 and 2024, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2024, total unrecognized compensation expense relating to unvested share options was RMB308,003, which will be recognized over a weighted average period of 2.65 years. The weighted-average remaining contractual term of options outstanding is 7.03 years.
Restricted share units (“RSUs”) granted by the Company
On April 15, 2022, April 6, 2023 and April 8, 2024, the Company granted 130,000, 130,000 and 100,000 shares of RSUs, respectively, to independent directors under the 2014 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period. No shares of RSUs were forfeited in 202
4
.
The Group recorded share-based compensation of RMB9,335, RMB5,799 and RMB3,479 for RSUs for the years ended December 31, 2022, 2023 and 2024, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2024, total unrecognized compensation expense relating to unvested RSUs was RMB4,270 which will be recognized over a weighted average period of 2.29 years.
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
In July 2018, Tantan adopted the 2018 share incentive plan (“2018 Plan”), pursuant to which the maximum aggregate number of shares which may be issued shall initially be 5,963,674 ordinary shares, plus that number of ordinary shares authorized for issuance under the 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable
. The time and condition to exercise options will be determined by Tantan’s Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued
Share options granted by Tantan
- continued

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
Options classified as equity awards
The following table summarizes the option activity for the year ended December 31, 2024:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2023	3,812,301	1.6516	5.69	—

Repurchased	(126,366)	2.0302
Forfeited	(106,668)	0.1282

Outstanding as of December 31, 2024	3,579,267	1.6883	4.59	—

Exercisable as of December 31, 2024	3,238,055	1.8660	4.29	—
During the years ended December 31, 2023 and 2024, the Company voluntarily repurchased for employees’ vested options upon the termination of their employment with total consideration of RMB13,422 and RMB4,775, respectively. Those options were subsequently canceled. Cash payments amounting to RMB28,126 and RMB9,628 were made during the year ended December 31, 2023 and 2024, respectively. The Group recorded the consideration directly to equity, to the extent that the amount does not exceed the fair value of the vested option repurchased at the repurchase date. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.
There were 3,238,055 vested options, and 341,213 options expected to vest within the remaining vesting schedules as of December 31, 2024. For options expected to vest, the weighted-average exercise price was US$0.0016 as of December 31, 2024 and the aggregate intrinsic value amounted to US$ nil and US$ nil as of December 31, 2023 and 2024, respectively.
The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2022
and
2023 was US$ nil and US$ nil, respectively.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

17.	SHARE-BASED COMPENSATION - continued
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
For share options classified as equity awards, Tantan recorded share-based compensation of RMB28,788, RMB14,751 and RMB5,094 during the years ended December 31, 2022, 2023 and 2024, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2024, total unrecognized compensation expense relating to unvested share options was RMB8 which will be recognized over a weighted average period of 0.003 years. The weighted-average remaining contractual term of options outstanding is 4.59 years.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

18.	NET INCOME PER SHARE
The calculation of net income per share is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Numerator:
Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	1,484,283	1,957,581	1,039,573
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	390,176,367	377,639,399	369,312,997

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	423,810,279	401,833,328	373,591,974

Net income per ordinary share attributable to Hello Group Inc. – basic	3.80	5.18	2.81

Net income per ordinary share attributable to Hello Group Inc. – diluted	3.65	4.92	2.78

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2022, 2023 and 2024, because their effect is anti-dilutive:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Share issuable upon exercise of share options	14,676,458	4,420,431	7,367,609
Share issuable upon exercise of RSUs	217,612	102,344	75,000

19.	COMMITMENTS AND CONTINGENCIES
Investment commitments
The Group was obligated to subscribe RMB93,000 for partnership interest of certain long-term investees under various arrangements as of December 31, 2024
.
Loan facilities commitments
As of December 31, 2024, the Group provided loan facilities of RMB33,898 to third parties with fixed interest rates ranging from 2.59% to 5% and maturities ranging from 1 to 2 years.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

19.	COMMITMENTS AND CONTINGENCIES - continued

Acquisition commitments
As of December 31, 2024, the Group’s acquisition commitments were approximately
RMB220,945
,

which were related to the acquisition considerations for a Japanese business engaging in the online matchmaking business.
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction and purchase of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB105,147 as of December 31, 2024. These capital commitments will be fulfilled in the following years according to the payment terms of contracts.
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024.

20.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related party	Relationship with the Group
Hunan Qindao Network Media Technology Co., Ltd. (i)	Subsidiary of an investee

(i)
The Company disposed its investment in Hunan Qindao Cultural Spread Ltd., the parent company of Hunan Qindao Network Media Technology Co., Ltd., on January 15, 2024. Both entities were no longer related parties of the Company since January 15, 2024, the date of disposal. Therefore, the current portion balance of amount due from a related party was reclassified to prepaid expenses and other current assets, and the non-current portion balance was reclassified to other non-current assets, and the balance of amount due to a related party was reclassified to accounts payable.

(1)	Amount due from a related party

	As of December 31,
	2023	2024
	RMB	RMB

Hunan Qindao Network Media Technology Co., Ltd. (ii)	27,258	—

Total	27,258	—

(ii)
The amount of RMB27,258
as of December 31, 2023 represented the advance Revenue Sharing for live video services to Hunan Qindao Network Media Technology Co., Ltd., which will be deducted from the Revenue Sharing that the company is entitled to in following years
.

(2)	Amount due to a related party – current

	As of December 31,
	2023	2024
	RMB	RMB
Hunan Qindao Network Media Technology Co., Ltd. (iii)	4,314	—

Total	4,314	—

(iii)	The amount of RMB4,314 as of December 31, 2023 represented the unpaid Revenue Sharing of live video service to Hunan Qindao Network Media Technology Co., Ltd.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

20.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)	Purchases from related parties

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Hunan Qindao Network Media Technology Co., Ltd. (iv)	176,674	179,000	2,910
Others	—	55	—

Total	176,674	179,055	2,910

(iv)
The purchases from Hunan Qindao Network Media Technology Co., Ltd. represented the Revenue Sharing for live-video services. The amount of
 RMB2,910
for the year ended December 31, 2024 represented the Revenue Sharing incurred from January 1, 2024 to January 15, 2024, the date that the company was disposed.

21.	SEGMENT INFORMATION
The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews separate financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. The Company’s chief operating decision maker does not review assets by segment in his resource allocation and therefore assets by segment are not disclosed below.
During the years ended December 31, 2022, 2023 and 2024, the Group determined that it operated in three operating segments namely Momo, Tantan and QOOL given that the related financial information is separately reviewed by the Group’s CEO. Momo’s services mostly include live video services, value-added services, mobile marketing services and mobile games derived from the Momo’s platform and other applications. Tantan’s services mainly include value-added services and live video services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.
The Group’s chief operating decision maker uses each reporting segment’s net income to monitor budget versus actual results when making decisions about allocating resources and assessing performance of the Group. The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31, 2022

	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB

Net revenues:	11,335,094	1,367,853	1,225	12,704,172
Less:
Revenue Sharing	(6,011,685)	(350,408)	—
Other cost of revenues	(692,335)	(364,528)	(2,463)
Research and development	(737,380)	(268,839)	—
Sales and marketing	(1,346,692)	(721,889)	(5,036)
General and administrative	(547,798)	(33,234)	(14,974)
Interest expense	(83,530)	—	—
Income tax (expenses) benefits	(586,663)	24,382	—
Other segment items (note)	506,202	12,374	333

Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

21.	SEGMENT INFORMATION - continued

	For the year ended December 31, 2023
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	10,798,507	1,196,559	7,257	12,002,323
Less:
Revenue Sharing	(5,735,947)	(344,000)	—
Other cost of revenues	(668,095)	(255,348)	(22,004)
Research and development	(664,340)	(220,250)	—
Sales and marketing	(1,138,505)	(268,652)	(7,792)
General and administrative	(467,537)	(26,482)	(8,460)
Interest expense	(62,223)	—	—
Income tax expenses	(623,844)	(6,179)	—
Other segment items (note)	463,441	5,124	465

Net income (loss)	1,901,457	80,772	(30,534)	1,951,695

	For the year ended December 31, 2024
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Net revenues:	9,661,414	900,685	872	10,562,971
Less:
Revenue Sharing	(5,253,389)	(242,842)	—
Other cost of revenues	(776,026)	(175,045)	(39)
Research and development	(643,457)	(160,968)	—
Sales and marketing	(1,103,475)	(220,966)	(5,339)
General and administrative	(473,778)	(32,868)	(1,012)
Interest expense	(127,846)	—	—
Income tax expenses	(843,640)	(1,349)	(33)
Other segment items (note)	534,938	3,642	94

Net income (loss)	974,741	70,289	(5,457)	1,039,573

Note: Other segment items includes other operating income, interest income, other gain or (loss), net, and share of income (loss) on equity method investments.
The following table presents interest income, share of income (loss) on equity method investments and depreciation and amortization expenses by segment for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31, 2022
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Interest income	368,051	544	284	368,879
Share of income on equity method investments	11,073	—	—	11,073
Depreciation and amortization expenses	85,391	26,550	190	112,131

	For the year ended December 31, 2023
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Interest income	435,451	713	89	436,253
Share of loss on equity method investments	(70,643)	—	—	(70,643)
Depreciation and amortization expenses	55,278	24,194	136	79,608

	For the year ended December 31, 2024
	Momo	Tantan	QOOL	Consolidated
	RMB	RMB	RMB	RMB
Interest income	510,162	789	13	510,964
Share of income on equity method investments	59,216	—	—	59,216
Depreciation and amortization expenses	42,706	16,005	22	58,733

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

21.	SEGMENT INFORMATION - continued

The following table presents revenues by geographic area based on the addresses of our customers of our users:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Chinese mainland	12,154,863	11,203,978	9,392,079
Overseas	549,309	798,345	1,170,892

Total	12,704,172	12,002,323	10,562,971

The Group primarily operates in the PRC and substantially all of the Group’s long-lived assets are located in the
PRC.

22.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB228,137, RMB206,513 and RMB201,066 for the years ended December 31, 2022, 2023 and 2024, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(in thousands, except share data, or otherwise noted)

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
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
The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB517, RMB nil and RMB nil for the years ended December 31, 2022, 2023 and 2024, respectively.
Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB1,509,111 as of December 31, 2022, 2023 and 2024, respectively.

24.	SUBSEQUENT EVENTS
Special cash dividend
On March 12, 2025, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend will be paid on April 30, 2025 to shareholders of record at the close of business on April 11, 2025. The ex-dividend
date was April 11, 2025. The aggregate amount of cash dividends to be paid is approximately US$47.9 million, which will be funded by available cash on the Company’s balance sheet.
Share repurchase program
On March 12, 2025, the Company’s board of directors approved an additional amendment to the Share Repurchase Program, to (i) extend the term of the Share Repurchase Program up to March 31, 2027, and (ii) upsize the Share Repurchase Program by another $200 million, so that the Company is authorized to, from time to time, acquire up to an aggregate of US$486.1 million worth of its shares in the form of ADSs and/or the ordinary shares of the Company in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.
Change in VIE structure
In February 2025, the Company terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd. and Miaoka. After the termination, the Company acquired Miaoka from its Nominee Shareholders pursuant to the equity transfer agreements and Miaoka became a subsidiary of the Company.
In February 2025, the Company terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd. and Hainan Yilingliuer. After the termination, the Company acquired Hainan Yilingliuer from its Nominee Shareholders pursuant to equity transfer agreements and Hainan Yilingliuer became a subsidiary of Company.
The changes in VIE structure did not have an impact on the Company’s control over and consolidation of Miaoka and Hainan Yilingliuer.