Form 20-F
period 2025-12-31
Hello Group Inc.
filed 2026-04-28
CIK 1610601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2025
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
Building 203, Block A10
Jiuxianqiao North Road
Chaoyang District
, Beijing 100015
People’s Republic of China
(Address of principal executive offices)
Cathy Hui Peng
, Chief Financial Officer
Telephone:
+86-10-5731-0567
Email: ir@hellogroup.com
Building 203, Block A10
Jiuxianqiao North Road
Chaoyang District
, Beijing 100015
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
223,202,490
 Class A ordinary shares and
80,364,466
 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒
No
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

•

the expected growth of mobile social networking platforms, live video services, virtual gifting services, subscription-based services, mobile marketing services, mobile games and other online entertainment services;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding our user base and level of user engagement;

•	our monetization strategies;

•	our plans to invest in our technology infrastructure;

•	competition in our industry; and

•	government policies and regulations relating to our industry.

You should not place undue reliance on these forward-looking statements and you should read these statements in conjunction with other sections of this annual report, in particular the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, we operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Current period amounts in this annual report are translated into U.S. dollars for the convenience of readers. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate of RMB6.9931 to US$1.0000, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs

Hello Group Inc. is not a Chinese mainland operating company, but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, or the VIEs. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements and their subsidiaries in Chinese mainland. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in Chinese mainland through the VIEs and their subsidiaries, and rely on contractual arrangements among our Chinese mainland subsidiaries, the VIEs and their nominee shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in Chinese mainland, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions or prohibitions. Revenues contributed by the VIEs accounted for 93.3%, 88.9% and 80.7% of our total revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Hello Group” refers to Hello Group Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries in Chinese mainland, including but not limited to Beijing Momo Technology Co., Ltd., or Beijing Momo, Tianjin Heer Technology Co., Ltd., or Tianjin Heer, Loudi Momo Technology Co. Ltd., or Loudi Momo, Chengdu Momo Technology Co. Ltd., or Chengdu Momo, Tantan Culture Development (Beijing) Co., Ltd., or Tantan Culture, Tianjin Apollo Exploration Culture Co., Ltd., or Tianjin Apollo, Beijing Top Maker Technology Co., Ltd. (formerly known as Beijing Fancy Reader Technology Co., Ltd.), or Beijing Top Maker, Beijing Perfect Match Technology Co., Ltd., or Beijing Perfect Match, and SpaceTime (Beijing) Technology Co., Ltd., or SpaceTime Beijing.

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

Other Risks Related to Our Chinese mainland Operations

We face various risks and uncertainties related to doing business in Chinese mainland. Our business operations are primarily conducted in Chinese mainland, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with statements and regulatory actions by Chinese mainland’s government, such as those related to the use of variable interest entities, regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other overseas exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in Chinese Mainland, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland.”

For example, in December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, declines in user base or engagement, or otherwise harm our business.”

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

Under PRC laws and regulations, our Chinese mainland subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of Chinese mainland is also subject to examination by the banks designated by State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our Chinese mainland subsidiaries and the net assets of the VIEs in which we have no legal ownership, totaling RMB1.5 billion, RMB1.5 billion and RMB1.5 billion (US$0.2 billion) as of December 31, 2023, 2024 and 2025, respectively. For risks relating to the fund flows of our operations in Chinese mainland, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our Chinese mainland subsidiaries to fund cash and financing requirements. Any limitation on the ability of our Chinese mainland subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

For the years ended December 31, 2023, 2024 and 2025, the Company declared and distributed cash dividends with amount of US$136.6 million, US$98.9 million and US$47.9 million to its investors, respectively, which was funded by surplus cash on our balance sheet.

For the year ended December 31, 2023, Beijing Momo IT declared dividends with amount of RMB1,800.0 million, which was paid in January 2024. For the year ended December 31, 2024, Beijing Momo IT declared dividends with amount of RMB6,000.0 million, among which RMB4,000.0 million was paid in 2024 and RMB2,000.0 million was paid in the first quarter of 2025. For the year ended December 31, 2025, Beijing Momo IT declared and paid dividends with amount of RMB800.0 million (US$114.4 million)

With respect to the related withholding tax, Beijing Momo IT paid RMB180.0 million in 2023 and RMB80.0 million (US$11.4 million) in 2025 in connection with the dividends declared in those respective years. For the dividends declared in 2024, withholding tax of RMB200.0 million was paid in 2024 based on the reduced tax rate applied at that time. In 2025, following a reassessment by the tax authority, the applicable withholding tax rate was determined to be 10%, and an additional RMB400.0 million was paid, including RMB100.0 million relating to the remaining portion of the 2024 dividends and RMB300.0 million representing the incremental tax due to the change in tax rate.

Under PRC law, Hello Group Inc. may provide funding to our Chinese mainland subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Hello Group Inc., its subsidiaries and the VIEs may also transfer cash for settlement of intra-group transactions.

For the years ended December 31, 2023, 2024 and 2025, Hello Group Inc. received repayment of RMB145.4 million, nil and nil from, respectively, its subsidiaries outside of Chinese mainland, or the Other Subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, the Other Subsidiaries provided loans of nil, RMB1,394.9 million and received repayment of RMB1,040.6 million (US$148.8 million), respectively, to Hello Group Inc.

For the years ended December 31, 2023, 2024 and 2025, the Chinese mainland subsidiaries provided cash advances of RMB4,600.0 million to, received repayment of RMB3,500.0 million and RMB1,100.0 million (US$157.3 million) from, respectively, Hello Group Inc.

For the years ended December 31, 2023, 2024 and 2025, the Chinese mainland subsidiaries of Hello Group Inc. provided cash advances of nil, RMB1,660 million and RMB496.1 million (US$70.9 million), respectively, to the Other Subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, the VIEs provided cash advances of RMB697.4 million, RMB1,967.3 million and RMB675.0 million (US$96.5 million), respectively, to our Chinese mainland subsidiaries.

The VIEs may transfer cash to the subsidiaries of Hello Group Inc. by paying service fees and license fees pursuant to certain contractual arrangements among them, and we intend to settle the services fees and license fees through such contractual arrangements going forward. For the years ended December 31, 2023, 2024 and 2025, subsidiaries of Hello Group Inc. received license fee, technical service fees and non-technical services fees with amount of RMB3,948.9 million, RMB3,125.1 million and RMB2,797.5 million (US$400.0 million), respectively, from the VIEs.

For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to the subsidiaries of Hello Group Inc. for other operation service fees were RMB7.8 million, RMB13.2 million and RMB1.3 million (US$0.2 million), respectively. For the years ended December 31, 2023, 2024 and 2025, cash paid by the subsidiaries of Hello Group Inc. to VIEs for other operation service fees were RMB0.2 million, RMB82.2 thousand and nil, respectively.

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

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	2,000,002	—	8,367,094	—	10,367,096
Inter-company revenues	—	—	2,866,872	—	(2,866,872)	—
Total costs and expenses	(94,603)	(2,177,167)	(1,721,941)	(7,923,280)	2,866,872	(9,050,119)
Income from subsidiaries and VIEs	830,951	1,507,321	382,348	—	(2,720,620)	—
Other income (loss)	51,810	140,365	114,316	38,805	—	345,296

Income before income tax expense and share of loss on equity method investments	788,158	1,470,521	1,641,595	482,619	(2,720,620)	1,662,273
Income tax expenses	—	(637,058)	(131,616)	(74,195)	—	(842,869)
Share of income (loss) on equity method investments	15,855	—	(2,658)	(26,076)	—	(12,879)

Net income	804,013	833,463	1,507,321	382,348	(2,720,620)	806,525
Less: net loss attributable to non-controlling interests	—	2,512	—	—	—	2,512

Net income attributable to Hello Group’s shareholders	804,013	830,951	1,507,321	382,348	(2,720,620)	804,013

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	1,170,891	—	9,392,080	—	10,562,971
Inter-company revenues	—	—	3,104,475	78	(3,104,553)	—
Total costs and expenses	(126,880)	(1,214,335)	(1,798,460)	(9,054,082)	3,104,553	(9,089,204)
Income from subsidiaries and VIEs	1,010,738	1,457,816	160,180	—	(2,628,734)	—
Other income (loss)	74,155	115,181	190,309	(28,033)	—	351,612

Income before income tax expense and share of loss on equity method investments	958,013	1,529,553	1,656,504	310,043	(2,628,734)	1,825,379
Income tax expenses	—	(518,815)	(195,625)	(130,582)	—	(845,022)
Share of income (loss) on equity method investments	81,560	—	(3,063)	(19,281)	—	59,216

Net income	1,039,573	1,010,738	1,457,816	160,180	(2,628,734)	1,039,573
Less: net loss attributable to non-controlling interests	—	—	—	—	—	—

Net income attributable to Hello Group’s shareholders	1,039,573	1,010,738	1,457,816	160,180	(2,628,734)	1,039,573

	For the Year Ended December 31, 2023
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Third-party revenues	—	798,345	28	11,203,950	—	12,002,323
Inter-company revenues(1)	—	—	3,835,910	231	(3,836,141)	—
Total costs and expenses	(159,257)	(775,970)	(2,062,423)	(10,665,903)	3,836,141	(9,827,412)
Income from subsidiaries and the VIEs(2)	2,161,383	2,320,998	448,441	—	(4,930,822)	—
Other (loss) income	(691)	1,974	371,841	104,326	—	477,450
Income before income tax expense and share of loss on equity method investments	2,001,435	2,345,347	2,593,797	642,604	(4,930,822)	2,652,361
Income tax expenses	—	(183,981)	(270,524)	(175,518)	—	(630,023)
Share of loss on equity method investments	(43,854)	—	(2,275)	(24,514)	—	(70,643)

Net income	1,957,581	2,161,366	2,320,998	442,572	(4,930,822)	1,951,695
Less: net loss attributable to non-controlling interests	—	(17)	—	(5,869)	—	(5,886)

Net income attributable to Hello Group’s shareholders	1,957,581	2,161,383	2,320,998	448,441	(4,930,822)	1,957,581

Selected Condensed Consolidating Balance Sheets Information

	For the Year Ended December 31, 2025
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	159,592	1,274,915	3,170,132	715,383	—	5,320,022
Short-term deposits	349,655	312,552	2,300,000	150,000	—	3,112,207
Restricted cash	83,917	20,979	—	15,716	—	120,612
Short-term investment	23,305	101,408	—	—	—	124,713
Accounts receivable	—	121,410	—	124,798	—	246,208
Amount due from Group companies	719,929	—	—	3,974,672	(4,694,601)	—
Other current assets	47,977	101,596	321,903	362,481	(20,889)	813,068
Property and equipment, net	—	371,078	1,047,930	1,022	—	1,420,030
Investment in subsidiaries and VIEs	9,903,690	10,955,309	4,513,064	—	(25,372,063)	—
Long-term investments	196,517	1,034,275	129,266	153,984	—	1,514,042
Goodwill	—	596,299	—	—	—	596,299
Other non-current assets	—	287,005	75,321	149,772	—	512,098

Total assets	11,484,582	15,176,826	11,557,616	5,647,828	(30,087,553)	13,779,299

Accounts payable	—	54,893	63,039	466,625	—	584,557
Deferred revenue	—	71,502	—	396,719	—	468,221
Amount due to Group companies	—	3,433,697	1,260,904	—	(4,694,601)	—
Other current liabilities	50,760	275,374	403,312	307,567	(10,000)	1,027,013
Deferred tax liabilities	—	521,832	8,597	1,567	—	531,996
Other non-current liabilities	39,605	31,513	9,928	1,678	—	82,724

Total liabilities	90,365	4,388,811	1,745,780	1,174,156	(4,704,601)	2,694,511
Total shareholders’ equity	11,394,217	10,788,015	9,811,836	4,473,672	(25,382,952)	11,084,788

Total liabilities and shareholders’ equity	11,484,582	15,176,826	11,557,616	5,647,828	(30,087,553)	13,779,299

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Cash and cash equivalents	1,347,547	394,475	1,319,665	1,060,972	—	4,122,659
Short-term deposits	1,096,681	379,564	550,000	—	—	2,026,245
Restricted cash	—	2,678,842	1,856,532	31,103	—	4,566,477
Accounts receivable	—	42,060	—	150,257	—	192,317
Amount due from Group companies	—	—	97,688	3,279,371	(3,377,059)	—
Other current assets	89,499	381,602	315,858	338,102	(20,889)	1,104,172
Long-term deposits	1,459,860	—	1,450,000	150,000	—	3,059,860
Long-term restricted cash	87,592	65,693	800,000	—	—	953,285
Investment in subsidiaries and VIEs	13,350,629	9,116,312	4,130,716	—	(26,597,657)	—
Long-term investments	226,608	300,000	116,923	182,002	—	825,533
Other non-current assets	14,599	259,190	1,074,580	184,053	—	1,532,422

Total assets	17,673,015	13,617,738	11,711,962	5,375,860	(29,995,605)	18,382,970

Accounts payable	—	58,918	45,963	510,373	—	615,254
Deferred revenue	—	32,807	—	394,895	—	427,702
Amount due to Group companies	1,730,299	1,646,760	—	—	(3,377,059)	—
Short-term borrowings	2,365,535	—	—	—	—	2,365,535
Long-term borrowings, current portion	1,938,385	—	—	—	—	1,938,385
Other current liabilities	99,240	67,612	512,760	372,044	—	1,051,656
Other non-current liabilities	41,459	390,160	110,654	9,492	—	551,765

Total liabilities	6,174,918	2,196,257	669,377	1,286,804	(3,377,059)	6,950,297
Total shareholders’ equity	11,498,097	11,421,481	11,042,585	4,089,056	(26,618,546)	11,432,673

Total liabilities and shareholders’ equity	17,673,015	13,617,738	11,711,962	5,375,860	(29,995,605)	18,382,970

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities	21,799	(202,025)	1,042,073	321,262	—	1,183,109
Advances to Hello Group companies	—	—	(496,148)	(675,022)	1,171,170	—
Receival of advances repayment from Hello Group companies	—	1,040,555	1,100,000	—	(2,140,555)	—
Cash dividends received from subsidiaries	4,234,020	2,800,000	—	—	(7,034,020)	—
Purchase of property and equipment	—	(336,841)	(155,676)	—	—	(492,517)
Purchase of term deposits	—	(659,094)	(1,933,629)	—	—	(2,592,723)
Cash received on maturity of term deposits	2,158,008	745,344	1,633,629	—	—	4,536,981
Payment for long term investments	—	(467,259)	(15,000)	—	—	(482,259)
Payment for short term investments	(25,379)	(97,017)	—	—	—	(122,396)
Payment for business acquisition	—	(633,877)	—	—	—	(633,877)
Other investing activities	(21,562)	(7,713)	(20,214)	750	—	(48,739)

Net cash provided by (used in) investing activities	6,345,087	2,384,098	112,962	(674,272)	(8,003,405)	164,470

Proceeds from advances from Hello Group companies	—	496,148	675,022	—	(1,171,170)	—
Repayment of advances from Hello Group companies	(2,140,555)	—	—	—	2,140,555	—
Dividends payment to parent companies	—	(4,234,020)	(2,800,000)	—	7,034,020	—
Repayment of short-term borrowings	(2,365,535)	—	—	—	—	(2,365,535)
Repayment of long-term borrowings	(1,938,385)	(1,737)	—	—	—	(1,940,122)
Repurchase of ordinary shares	(749,983)	—	—	—	—	(749,983)
Dividends payment to Hello Group’s shareholders	(346,182)	—	—	—	—	(346,182)
Other financing activities	(20,216)	(17,132)	—	—	—	(37,348)

Net cash (used in) provided by financing activities	(7,560,856)	(3,756,741)	(2,124,978)	—	8,003,405	(5,439,170)

	For the Year Ended December 31, 2024
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash (used in) provided by operating activities	(65,659)	(196,163)	1,511,932	389,884	—	1,639,994
Advances to Hello Group companies	—	(1,394,856)	(1,660,000)	(1,967,298)	5,022,154	—
Receival of advances repayment from Hello Group companies	—	—	3,500,000	—	(3,500,000)	—
Cash dividends received from subsidiaries	2,020,000	5,620,000	—	—	(7,640,000)	—
Purchase of short-term deposits	(1,756,463)	(372,398)	(4,225)	—	—	(2,133,086)
Cash received on maturity of short-term deposits	1,573,957	—	554,224	—	—	2,128,181
Purchase of long-term deposits	(718,860)	—	—	—	—	(718,860)
Cash received on maturity of long-term deposits	718,860	—	200,000	—	—	918,860
Payment for business acquisition	—	(136,642)	—	—	—	(136,642)
Loan to third-party companies	(14,391)	(251,222)	—	—	—	(265,613)
Other investing activities	(50,351)	(38,344)	(265,082)	2,050	—	(351,727)

Net cash provided by (used in) investing activities	1,772,752	3,426,538	2,324,917	(1,965,248)	(6,117,846)	(558,887)

Proceeds from advances from Hello Group companies	1,394,856	1,660,000	1,967,298	—	(5,022,154)	—
Repayment of advances from Hello Group companies	(3,500,000)	—	—	—	3,500,000	—
Dividends payment to parent companies	—	(2,020,000)	(5,620,000)	—	7,640,000	—
Proceeds from short-term borrowings	2,365,535	—	—	—	—	2,365,535
Repayment of long-term borrowings	(215,615)	—	—	—	—	(215,615)
Repurchase of ordinary shares	(1,197,439)	—	—	—	—	(1,197,439)
Dividends payment to Hello Group’s shareholders	(716,302)	—	—	—	—	(716,302)
Other financing activities	18	—	—	—	—	18

Net cash (used in) provided by financing activities	(1,868,947)	(360,000)	(3,652,702)	—	6,117,846	236,197

	For the Year Ended December 31, 2023
	Hello Group, Inc.	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and Their Consolidated Subsidiaries	Eliminating Adjustments	Consolidated Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities(4)	212,146	(388,975)	2,072,403	381,587	—	2,277,161
Advances to Hello Group companies	—	—	(4,600,000)	(697,402)	5,297,402	—
Receival of advances repayment from Hello Group companies	145,442	—	—	—	(145,442)	—
Cash dividends received from subsidiaries	—	180,000	—	—	(180,000)	—
Cash received from sales of short-term investment	—	—	308,550	—	—	308,550
Purchase of short-term deposits	(1,028,556)	—	—	—	—	(1,028,556)
Cash received on maturity of short-term deposits	509,820	—	4,850,000	850,000	—	6,209,820
Purchase of long-term deposits	(1,810,025)	—	(2,250,000)	(150,000)	—	(4,210,025)
Cash received on maturity of long-term deposits	—	—	1,700,000	—	—	1,700,000
Other investing activities	—	—	(592,796)	26,076	—	(566,720)

Net cash (used in) provided by investing activities	(2,183,319)	180,000	(584,246)	28,674	4,971,960	2,413,069

Proceeds from advances from Hello Group companies	4,600,000	—	697,402	—	(5,297,402)	—
Repayment of advances from Hello Group companies	—	(145,442)	—	—	145,442	—
Dividends payment to parent companies	—	—	(180,000)	—	180,000	—
Payment in relation to redemption of convertible bonds	(2,679,942)	—	—	—	—	(2,679,942)
Proceeds from long-term borrowings	2,154,000	—	—	—	—	2,154,000
Repurchase of ordinary share	(212,195)	—	—	—	—	(212,195)
Dividends payment to Hello Group’s shareholders	(958,052)	—	—	—	—	(958,052)
Other financing activities	601	(4,319)	—	—	—	(3,718)

Net cash provided by (used in) financing activities	2,904,412	(149,761)	517,402	—	(4,971,960)	(1,699,907)

Notes:

(1)	Represents the elimination of the intercompany service charge at the consolidation level.
(2)	Represents the elimination of the investment among Hello Group Inc., other subsidiaries, the primary beneficiaries and the VIEs and their subsidiaries.
(3)	Represents the elimination of intercompany balances among Hello Group Inc., other subsidiaries, the primary beneficiaries and the VIEs and their subsidiaries.
(4)

For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to the primary beneficiaries for license fee, technical service fees and non-technical service fees were RMB3,948.9 million, RMB3,125.1 million and RMB2,797.5 million (US$400.0 million), respectively. For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to the primary beneficiaries for other operation service fee were RMB7.8 million, RMB13.2 million and RMB1.3 million (US$0.2 million), respectively. For the years ended December 31, 2023, 2024 and 2025, cash paid by the primary beneficiaries to VIEs for other operation service fees were RMB0.2 million, RMB82.2 thousand and nil, respectively.

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

Risks Related to Our Business and Industry

•	We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits;

•	If we fail to retain our existing users, further grow our user base, or if user engagement on our platform declines, our business and operating results may be materially and adversely affected;

•	We operate in a highly dynamic Chinese mainland and international markets, which makes it difficult to evaluate our future prospects;

•	We currently generate a majority of our revenues from our value-added services. We may not be able to grow or generate positive returns from such services;

•	We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform;

•	Our business is dependent on the strength of our brands and market perception of our brand;

•	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations;

•

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, declines in user base or engagement, or otherwise harm our business;

•

Content posted or displayed on our social networking platform, including the live video shows hosted by us or our users, has been and may again be found objectionable by Chinese mainland or international regulatory authorities and may subject us to penalties and other serious consequences; and

•

We have limited experience in international markets. If we fail to meet the challenges presented by our international operations, our business, financial condition and results of operations may be adversely affected.

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

•

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares; and

•

If we are deemed to be an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and Class A ordinary shares.

Risks Related to Our Business and Industry

We cannot guarantee that the monetization strategies we have adopted will be successfully implemented or generate sustainable revenues and profits.

Our monetization model has been evolving. In 2025, we derived 98.5% of our net revenues from value-added services (comprising live video services, membership subscriptions and virtual gift services) and 1.5% from other services (comprising mobile marketing services, mobile games and other services). From time to time we have launched new services on our platform, explored new monetization models and broadened our revenue sources, and we expect to continue to do so. However, there is no assurance that any of our existing or new monetization models would be profitable or sustainable. If our strategic initiatives do not enhance our ability to monetize our existing services or enable us to develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs.

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

The size of our user base and the level of our user engagement are critical to our success. The user bases of our Momo and Tantan apps have decreased in the past. There is no guarantee that our user base will grow at a desirable rate or at all in the future. Growing our user base and increasing the overall level of user engagement on our social networking platform and in particular our value-added services are critical to our business. If our user growth rate remains negative, our success will become increasingly dependent on our ability to retain existing users and enhance user engagement on our platform. If our Momo and Tantan mobile applications are no longer one of the social networking tools that people frequently use, or if people do not perceive our services to be interesting or useful, we may not be able to attract users or increase the frequency or degree of their engagement. A number of factors could negatively affect user retention, growth and engagement, including if:

•	we are unable to attract new users to our platform or retain existing ones;

•	we fail to introduce new and improved services, or if we introduce services that are not favorably received by users;

•	we are unable to combat spam on or inappropriate or abusive use of our platform, which may lead to negative public perception of us and our brand;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	there are adverse changes in our services that are mandated by, or that we elect to make to address, legislation, regulations or government policies; and

•	the growth of the number of smartphone users in Chinese mainland or international stalls.

If we are unable to grow our user base or enhance user engagement, our platform will become less attractive to our users, customers and platform partners, which would have a material and adverse impact on our business and operating results.

We operate in a highly dynamic market, which makes it difficult to evaluate our future prospects.

The market for social networking platforms is highly dynamic and may not develop as expected. Our users, customers and platform partners may not fully understand the value of our services, and potential new users, customers and platform partners may have difficulty distinguishing our services from those of our competitors. Convincing potential users, customers and platform partners of the value of our services is critical to the growth of our user base and the success of our business.

We launched our Momo mobile application in August 2011, acquired our Tantan mobile application in May 2018 in the Chinese mainland market, and subsequently developed or acquired various applications in international markets. Our evolving monetization strategies make it difficult to assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	expand our paying user base for the various services offered by our platforms, including value-added service and others;

•	develop and deploy diversified and distinguishable products, features and services for our users, customers and platform partners;

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

We generate substantial revenues from our value-added services. We may not be able to grow or generate positive returns from such services.

In September 2015, Momo launched a virtual items-based value-added service model, which is live video services, whereby users can enjoy live performances and interact with the broadcasters for free, and have the option of purchasing in-show virtual items. In 2020, Tantan launched live video services and contributed to our live video services revenue. Though our live video service has always been a major source of our revenue, it has been declining in recent years. While we plan to continue to invest significantly in expanding our value-added service, we may not be able to continue to achieve our historical levels of profitability based on the virtual items-based revenue model. In addition, popular broadcasters or talent agencies may cease to use our service and we may be unable to attract new talents that can attract users or cause such users to increase the amount of time spent on our platform or the amount of money spent on in-show virtual items.

Although we believe we have a large and diversified pool of talented broadcasters, talent agencies as well as paying users and have entered into multi-year exclusivity agreements with popular broadcasters and talent agencies, if a large number of our broadcasters, particularly popular broadcasters, were to leave our platform for competing platforms at the same time, if we are unable to negotiate acceptable business terms with popular broadcasters or talent agencies, or if a large number of our users decided to use live video services provided by our competitors, we might not be able to expand the user base of our live video services and achieve or maintain the level of revenues and profitability as we currently anticipate. Broadcasters provide live video services on our platform as an individual or as a member of a talent agency. The talent agencies recruit, train and retain the broadcasters. We are committed to providing strong support and resources to broadcasters and talent agencies to offer high-quality content. We are also committed to closely cooperating and developing long-term relationship with broadcasters and talent agencies. Under our current arrangements with our broadcasters and talent agencies, we share with them a portion of the revenues we derive from the sales of in-show virtual items in our live video service. Payments of revenue sharing to broadcasters and talent agencies for our live video services constitute a major portion of our cost of revenues. If we are required to share a larger portion of our revenues with the broadcasters and talent agencies for competition purpose, our results of operations may be adversely impacted.

Besides, our other value-added offerings include premium membership subscription packages. These packages provide members with enhanced functions and exclusive privileges. Additionally, we offer virtual gift services that enable our users to purchase and send digital gifts across various platform features. We face risks associated with maintaining the competitiveness of our value-added services. Our continued success in this segment depends on our ability to consistently deliver innovative and appealing features that meet evolving user expectations. The competitive landscape presents particular challenges, as rivals may introduce more compelling offerings such as exclusive content, superior interaction features, or more sophisticated gamified rewards. Failure to adequately address these challenges could significantly impact our business. If we are unable to develop unique and attractive membership benefits, or if we fall behind in updating our services to match changing user preferences, we may experience difficulties in both acquiring new paying users and retaining our existing subscriber base. Such scenarios could adversely affect our revenue streams and overall financial performance.

We may not be able to successfully maintain and increase the number of paying users for the various services we offer on our platform.

Our future growth depends on our ability to convert our users into paying users of our services, including value-added service and other services and our ability to retain our existing paying users. However, we cannot assure you that we will be successful in any of the foregoing initiatives, nor can we assure you that we will be able to successfully compete with current and new competitors on attracting paying users. Our efforts to provide greater incentives for our users to pay for our various services may not succeed. Our paying users may discontinue their spending on our services because they may no longer serve our paying users’ needs, or simply because the interests and preferences of these users shift. If we cannot successfully maintain or increase the number of our paying users, our business, results of operations and prospects will be adversely affected.

Our business is dependent on the strength of our brands and market perception of our brand.

In Chinese mainland, we market our services primarily under the brands “陌陌” or “Momo” and “探探” or “Tantan.” We provide services under the brands Soulchill, Amar, Yaahlan and others in international markets. Our business and financial performance are highly dependent on the strength and the market perception of our brands and services. A well-recognized brand is critical to increasing our user base and, in turn, facilitating our efforts to monetize our services and enhancing our attractiveness to customers. From time to time, we conduct marketing activities across various media to enhance our brands and to guide public perception of our brands and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new mobile users, customers and platform partners, we must maintain a certain level of marketing expenditure. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, the general public may not understand the value of our platform, and there may be a misperception that Momo is used solely as a tool to randomly meet or date strangers. Convincing potential new users, customers and platform partners of the value of our services is critical to increasing the number of our users, customers and platform partners and to the success of our business.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, declines in user base or engagement, or otherwise harm our business.

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

We face risks inherent in handling and protecting data and are subject to various regulatory requirements relating to the security and privacy of data. See “—Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, declines in user base or engagement, or otherwise harm our business” for details. We may also be subject to overseas cybersecurity, information security, privacy and data protection laws and regulations. Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. We operate the Happn platform, a European dating app we acquired in 2025, and are subject to the GDPR in respect of such operations. In addition, in the ordinary course of our business operations, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Additionally, California enacted legislation that has been dubbed the first “GDPR-like” law in the U.S. Known as the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that we expect to increase data breach litigation. With some other conditions, the CCPA requires companies “doing business in California” to follow the CCPA. However, the phrase “doing business in California” is not defined in the CCPA. With reference to the California tax code, the phrase “doing business in California” is described as “actively engaging in any transaction for the purpose of financial or pecuniary gain or profit.” We are currently not actively doing business in California, and thus, there is still uncertainty regarding whether the CCPA will apply to us. If further interpretations or court decisions render us “doing business in California,” the CCPA will apply to us and it may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

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

Furthermore, on February 9, 2021, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, the CAC and the SAMR jointly issued the Guiding Opinions on Strengthening the Administration of Online Live Broadcast, or the Opinions No. 3, which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the online live broadcast accounts. For example, the Opinions No. 3 requires online live broadcast platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. On October 26, 2025, the CAC promulgated the Notice by the Secretariat of the Office of the Central Cyberspace Affairs Commission Regarding Launching the “Clear and Bright” Special Campaign to Address Disorderliness in Tips in Livestreaming, which requires websites and platforms shall be supervised in further refining review criteria, improving the rules governing livestreaming tips, and establishing dedicated management systems. Controls over tip caps, spending reminders, and profit-related privileges shall be strengthened. The use of functions such as rankings, group livestreaming, and PK sessions, as well as relevant interactive mechanisms, shall be regulated. Complaint-handling and refund mechanisms for tips from minors shall be further improved. Notably, two key regulatory updates were issued: on February 1, 2026, the Measures for the Supervision and Administration of Live Streaming E-Commerce (the “Live-Streaming E-Commerce Measures”) took effect, codifying real-name registration, tax compliance, and operational accountability; and on April 13, 2026, the CAC released a new notice formalizing the 2025 “Clear and Bright” campaign’s requirements, mandating user-imposed gifting limits, banning gifting-based rankings and inducements, and restricting minors’ gifting. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and the Opinions No. 3 and the newly issued 2026 regulatory rules on our business and results of operations. Any limits on user spending on virtual gifting ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, the Opinions No. 3 and the newly issued 2026 regulatory rules, or other intensified regulation with respect to online live broadcast may increase our compliance burden, and may have an adverse impact on our business and results of operations. On March 25, 2022, the CAC, the State Taxation Administration and the SAMR jointly issued the Opinions on Further Rectifying the Profit-making Online Live Broadcast to Promote the Healthy Development of the Industry, which enhances the online live broadcast accounts registration management, strengthens tax collection and punishes tax evasions and frauds in connection with online live broadcast.

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

On December 15, 2019, the CAC released the Provisions on Ecological Governance of Network Information Content, which came into force on March 1, 2020. The Provisions on Ecological Governance of Network Information Content is one of the latest regulations governing the distribution of information over the internet and wireless telecommunications networks in which it classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take measures to prevent and resist the production and distribution of undesirable information. The Provisions on Ecological Governance of Network Information Content further clarifies the duties owed by the internet content providers in preventing the display of content in violation of it, such as obligations to improve the systems for users registration, accounts management, information release review, follow-up comments review, websites ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information. In January 2026, eight government authorities including the CAC jointly issued the Measures for the Classification of Network Information that May Affect the Physical and Mental Health of Minors, which took into effect on March 1, 2026.

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

Our revenue from markets outside the Chinese mainland has become increasingly material to our overall business, representing 6.7%, 11.1% and 19.3% of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. For example, our Soulchill currently has footprint in overseas markets, such as in Middle East and North Africa. In 2025 we completed the acquisition of the European dating app Happn. Originating in Paris, France, Happn leverages location-based services to facilitate seamless online-to-offline dating experiences. However, we have limited experience in international markets and we expect to enter into and expand our operations into international markets. Unlike operating within a single regulatory framework, our international operations require us to comply with a broad range of laws, regulations, business practices, and cultural norms that vary significantly from country to country and region to region. Our international operations may expose us to a number of risks, including:

•

political and geopolitical risks, including political instability, changes in government policies, territorial or trade disputes, war, terrorism, sanctions, boycotts, embargoes, and other actions by local governments or the international community that may restrict our access to a market, limit our operations, or damage our reputation;

•	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

•

compliance with applicable laws and regulations in multiple jurisdictions, including, but not limited to, data, internet content provider licenses and other applicable licenses or governmental authorizations;

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

•

actions by local governments or others to restrict access to our products and services or to cause us to discontinue our operations in a particular market, regardless of whether these actions are taken for political, security or other reasons. For example, in February 2026, a Turkish court, acting upon a request from the local regulatory authority under applicable Turkish internet regulations, approved an administrative measure requiring application stores in Turkey to remove access to a broad list of mobile applications operated by various providers, which included Soulchill and certain of our other overseas applications. We are currently pursuing available legal and administrative channels in Turkey to seek reinstatement;

•	other actions or interventions by local governments, including various forms of exchange controls, expropriation of assets and cancellation of contractual rights; and

•	increased costs associated with doing business in multiple jurisdictions.

The removal of these applications has had, and may continue to have, an adverse effect on our international business. In addition, similar actions may occur in other jurisdictions or with respect to other applications in the future, and any such actions could adversely affect our international user base, revenues and growth prospects.

Our international expansion plans will place increased demands on our operational, managerial and administrative resources. For example, we may face competition from major, established competitors in markets where we have limited experience. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. In particular, we face regulatory uncertainties and may incur substantial compliance costs when we enter into a new overseas market. Regulations in different overseas markets could vary significantly. Being compliant with laws and regulations in one jurisdiction does not necessarily mean our business model/business practice would comply with laws and regulations in another jurisdiction and we may need to make adjustments to our business model/business practice accordingly to comply with local laws. Given the complexity, uncertainties and frequent changes in these laws, rules, regulations, policies and measures in overseas markets, including changes in their interpretation and implementation, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or fail to fully comply with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them. Non-compliance may subject us to sanctions by regulatory authorities, to monetary penalties, or to restrictions on our activities or revocation of our licenses, which may result in a material adverse effect on our business, financial condition and results of operations in the relevant overseas market. We also have to closely monitor changes in local laws and complete all necessary procedures and filings accordingly. Furthermore, we may also from time to time encounter legal disputes with various parties in overseas markets in our ordinary course of business operations.

Our international expansion also brings potentially additional tax liability. In December 2021, the Organization for Economic Co-operation and Development published Pillar Two model rules, enabling jurisdictions to enact domestic tax laws to implement a globally agreed common approach. These rules apply to multinational groups with annual revenue of EUR750 million or more in at least two of the four fiscal years preceding the tested fiscal year. We may be subject to a top-up tax on profits in jurisdictions where the effective tax rate falls below a minimum of 15% under the Pillar Two model rules. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two model or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and their implementation, which may affect our financial results.

There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

The mobile social and dating industry is an evolving and competitive market, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

The mobile social and dating industry in Chinese mainland and international markets is evolving and competitive, and has experienced a consistent stream of new products and market entrants within recent years. Our competitors may hold stronger competitive positions in certain geographical regions or with certain user demographics that we currently serve or may serve in the future. These advantages could enable these competitors to offer features and services that are more appealing to current users and potential users than our features and services or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

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

As a social networking platform that provides multiple services, including value-added service, mobile marketing services and other services, we are subject to intense competition from providers of similar services, as well as potential new types of online services. Our competitors may have substantially more cash, traffic, technical, broadcasters, business networks and other resources, as well as broader product or service offerings and can leverage their relationships based on other products or services to gain a larger share of marketing budgets. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance.

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

In addition, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial or operating results we expect. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the governmental authorities in Chinese mainland for the acquisitions and comply with applicable PRC laws and regulations, which could result in increased costs and delays. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the incurrence of debt, the incurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Such use of cash may add significant liquidity pressure on us by materially reducing our existing cash balance and adversely affecting our business operation. The sale of equity or equity linked securities may further dilute our existing shareholders. Debt financings may subject us to restrictive covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of paying users of Momo and Tantan is calculated using internal company data that has not been independently verified. While these metrics are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage across our large user base. We treat each account as a separate user for the purposes of calculating our paying users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our paying users may not accurately reflect the actual number of people paying for our services.

Our measures of user payment may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Momo or Tantan, which could negatively affect our business and operating results.

We have granted, and expect to continue to grant, share options under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted several share incentive plans as of the date of this annual report for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. In November 2012, we adopted a share incentive plan, or the 2012 Plan, which was amended and restated in October 2013. In November 2014, we adopted the 2014 share incentive plan, or the 2014 Plan. With the adoption of the 2014 Plan, we no longer grant any incentive shares under the 2012 Plan. The 2014 Plan expired in November 2024. In March 2015, Tantan adopted the 2015 Share Incentive Plan, or the Tantan 2015 Plan, and in July 2018, Tantan adopted the 2018 Share Incentive Plan, or the Tantan 2018 Plan. With the adoption of the Tantan 2018 Plan, we no longer grant any incentive awards under the Tantan 2015 Plan. The Tantan 2015 Plan expired in March 2025. In December 2024, we adopted the 2024 Share Incentive Plan, or the 2024 Plan, pursuant to which a maximum aggregate of Class A ordinary shares may be issued pursuant to all awards granted thereunder shall be the number of Class A ordinary shares subject to awards that were not granted under the 2014 Plan, the number of Class A ordinary shares subject to awards granted under the 2014 Plan that have expired or otherwise been terminated without having been exercised in full and the Class A ordinary shares issued pursuant to awards granted under the 2014 Plan that have been forfeited to or repurchased by the Company due to failure to vest. Beginning in 2025, the number of shares reserved for future issuances under the 2024 Plan would be increased by a number equal to 1.5% of total number of outstanding shares on the last day of the immediately preceding calendar year on the first day of each calendar year during the term of the 2024 Plan. As of March 31, 2026, 28,478,364 options to purchase Class A ordinary shares (excluding those already forfeited and expired) had been granted under the 2012 Plan, 2,600,000 of which remained outstanding. In addition, as of March 31, 2026, options to purchase 58,209,372 Class A ordinary shares (excluding those already forfeited and canceled) and 1,115,001 restricted share units (excluding those already forfeited) had been granted under the 2014 Plan, of which 22,098,150 options and 93,750 restricted share units remained outstanding. As of March 31, 2026, options to purchase 7,661,926 Class A ordinary shares (excluding those already forfeited and canceled) and 100,000 restricted share units (excluding those already forfeited) had been granted under the 2024 Plan, of which 7,656,926 options and 100,000 restricted share units remained outstanding. As of March 31, 2026, options to purchase 819,683 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2015 Plan and options to purchase 2,643,478 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those that have been forfeited or redeemed) remained outstanding under the Tantan 2018 Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a detailed discussion. We expect to incur share-based compensation expenses of RMB124.5 million, RMB90.5 million and RMB75.1 million in 2026, 2027 and after 2027, respectively, in connection with the currently outstanding share-based awards, and we may grant additional share-based awards under our share incentive plans, which will further increase our share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain our employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal controls over financial reporting were effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to maintain effective internal controls over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. This could result in a loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs and result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

A severe or prolonged downturn in the Chinese or global economy and changes in international trade policies, or the escalation of tensions in international relations, could materially and adversely affect our business, financial condition and results of operations.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition and results of operations. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The challenges in China’s real estate sector and the related debt problems pose significant risks to the macroeconomic growth prospects and could lead to soft consumer sentiment and potentially a stagnation in aggregate consumer demand. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally.

There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. The tensions between the United States and China in recent years have led to additional, or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose additional, or higher tariffs on products imported from the United States, among other measures.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023 which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” Additionally, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and financing opportunities of China-based issuers including us. Furthermore, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. We believe Hello Group Inc. is not a “Covered Foreign Person” as defined in the Outbound Investment Rule. However, if we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of our securities, including the Class A ordinary shares, ADSs and the convertible notes may be materially and adversely affected and the value of our securities may decline significantly.

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

In addition, foreign investors are prohibited from investing in companies engaged in internet video, culture (other than music) and publishing business and film/radio and television drama production and operation (including importation) business. We are a Cayman Islands company and our Chinese mainland subsidiaries are considered as foreign-invested enterprises. Accordingly, none of our Chinese mainland subsidiaries are eligible to operate internet video and other businesses which foreign-owned companies are prohibited or restricted from conducting in Chinese mainland. To comply with PRC laws and regulations, we conduct such business activities through the VIEs in Chinese mainland, including Beijing Momo, Tantan Culture, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective subsidiaries. Our WFOEs, including Beijing Momo IT and Tantan Technology (Beijing) Co., Ltd. have entered into contractual arrangements with the VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the VIEs in Chinese mainland and hence consolidate their financial results as our variable interest entities under U.S. GAAP. We conduct our operations in Chinese mainland through (i) our Chinese mainland subsidiaries and (ii) the VIEs with which we maintained these contractual arrangements and their subsidiaries in Chinese mainland. Investors in our ADSs thus are not purchasing equity interest in the VIEs in Chinese mainland but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the VIEs.

Our holding company in the Cayman Islands, the VIEs, and investments in our Company face uncertainty about potential future actions by the Chinese mainland government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our Company as a group. In addition, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs which contributed 80.7% of our revenues in 2025. If the Chinese mainland government finds that our contractual arrangements do not comply with its restrictions on foreign investment in internet content and other foreign-restricted services, or if the Chinese mainland government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the Chinese mainland regulatory authorities, including but not limited to the CAC, the MIIT, the National Radio and Television Administration, the State Film Bureau, the National Press and Publication Administration, (formerly known as the General Administration of Press and Publication), the Ministry of Culture and Tourism and the Ministry of Commerce, would have authority in dealing with such violations or failures.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese mainland domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese mainland time-honored brand. Moreover, the PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, effective as of August 1, 2008, and amended on June 24, 2022, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated on August 3, 2008 and amended on September 18, 2018 and January 22, 2024, respectively, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within Chinese mainland, or (ii) the total turnover within Chinese mainland of all the operators participating in the concentration exceeds RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within Chinese mainland) must be cleared by the PRC anti-monopoly law enforcement authority of the State Council before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, which became effective on September 1, 2011, to implement the Circular 6. Under the Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, the Ministry of Commerce focused on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition was subject to security review. If the Ministry of Commerce decided that a specific merger or acquisition is subject to security review, it would submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the social network, value-added business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Circular 6 are subject to review. On April 30, 2019, the NDRC issued the Announcement on the Adjustment of Foreign Investment Security Review Reporting Channel, stating that the security review is now subject to its review because of the government reformation. In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out.

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

On June 24, 2022, the Standing Committee of the National People’s Congress issued an amendment of the PRC Anti-Monopoly Law, which increases the fines for illegal concentration of undertakings to “up to 10% of its sales amount in the previous year if the concentration of undertakings has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of undertakings does not have an effect of excluding or limiting competition.” The amendment also stipulates that if a concentration does not reach the threshold prescribed by the State Council, there is evidence proving the concentration has or may have effect of excluding or limiting competition, the anti-monopoly Law enforcement agency of the State Council may require the undertakings to complete the filings. Where the undertakings fail to complete the filings in accordance with the aforementioned provisions, the anti-monopoly law enforcement agency of the State Council shall conduct an investigation in accordance with the law. The amendment came into effect on August 1, 2022. The Provisions on the Prohibition of Monopoly Agreements were amended in December 2025, with the amendments came into effect on February 1, 2026.

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

In 2024, dividends paid by our wholly foreign-owned subsidiary in the Chinese mainland to its offshore parent company in Hong Kong were subject to a preferential withholding tax rate of 5% pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income.

In 2025, the relevant tax authority reassessed such qualification and required us to apply the statutory withholding tax rate of 10% for the dividends distributed since 2024, instead of the previously applied preferential rate of 5%. Beijing Momo Information Technology Co., Ltd. paid RMB180.0 million, RMB200.0 million and RMB480.0 million (US$68.6 million) in 2023, 2024 and 2025, respectively, withholding tax when it paid special dividends to its parent company, Momo Technology HK Company Limited, including additional tax payments we made in 2025 to settle the difference resulting from the application of the higher withholding tax rate of 10%. In addition, we have accrued withholding tax at a rate of 10% on accumulated retained earnings as of December 31, 2025 generated by Beijing Momo Information Technology Co., Ltd. that are expected to be distributed to its offshore parent company in the foreseeable future.

As a result of the above, we were not eligible for the preferential withholding tax rate, and our dividend distributions were subject to a withholding tax rate of 10%. We cannot assure you that we will be able to qualify for the preferential withholding tax rate in the future. If we are unable to do so, our dividend distributions from Beijing Momo Information Technology Co., Ltd. to Momo Technology HK Company Limited will continue to be subject to a withholding tax rate of 10%, which will have a material adverse effect on our financial condition and results of operations.

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

On October 23, 2019, SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which was amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. In September 2025, SAFE promulgated the Circular on Matters Related to Deepening the Reform of Foreign Exchange Administration for Cross-border Investment and Financing (SAFE Circular 43), which became effective on September 15, 2025. On the basis of continuing to allow investment foreign-invested enterprises (including foreign investment companies, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to use the registered capital for domestic equity investment in accordance with the laws and regulations, SAFE Circular 28 canceled the restriction on the non-investment foreign-invested enterprises and allows the non-investment foreign-invested enterprises (like Beijing Momo IT) to use the registered capital for domestic equity investment under the premise of not violating the existing Negative List and the authenticity and compliance of the domestic equity investment projects. SAFE Circular 28 further clarifies the two ways of using the foreign currency registered capital of non-investment foreign-invested enterprises for domestic equity investment, i.e., by way of transfer of the foreign currency registered capital in its original currency and by way of foreign exchange settlement of the foreign currency registered capital. On October 23, 2019, the same date, SAFE promulgated the Circular on Reducing Foreign Exchange Accounts, or SAFE Circular 29, which became effective on March 2, 2020. The Appendix B of SAFE Circular 29 provides operational guidance for SAFE Circular 28. SAFE Circular 29 further specifies that the domestic equity investment set forth in Circular 28 is not limited to direct investment in a domestic enterprise but also includes equity investment conducted in the form of “equity transfer.” According to the Circular on Improving Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing without submitting the evidentiary materials concerning authenticity of such capital to banks in advance, provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct spot checking in accordance with the requirements. Although SAFE Circular 19, SAFE Circular 16, SAFE Circular 28, SAFE Circular 29 and SAFE Circular 8 loosed the regulatory restrictions but there is still uncertainty regarding how SAFE and banks will interpret and implement these regulations and whether SAFE or other government authorities will continue to promulgate new regulations that may substantially influence our ability to transfer the net proceeds from our overseas offerings to our Chinese mainland subsidiaries and to convert such proceeds into Renminbi, which may adversely impact our ability to fund and expand our business in Chinese mainland.

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

Very limited hedging options are available in Chinese mainland to reduce our exposure to exchange rate fluctuations. In 2025, we have not entered into any direct hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by Chinese mainland exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease 9 premises in Chinese mainland, and all the landlords of these premises have completed the registration of their ownership rights, but none of the landlords of these premises have completed the registration of our lease with the government authority.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Our PFIC classification is substantially driven by the relationship between the current market price of our ADSs and the significant net cash position on our balance sheet, rather than by the nature of our underlying business operations, which remain predominantly active in the social entertainment and dating sectors. We have historically returned a substantial portion of our annual free operating cash flow to shareholders through share repurchases and cash dividends. For the years ended December 31, 2023, 2024 and 2025, we returned an aggregate of US$136.6 million, US$98.9 million and US$47.9 million, respectively, in cash dividends, and repurchased US$29.4 million, US$166.3 million and US$104.6 million, respectively, in ordinary shares. We continue to evaluate opportunities to deploy capital into operating assets, including through strategic acquisitions such as our 2025 acquisitions in Japan and Europe, and we also continue to evaluate the appropriate level of capital returns to shareholders. However, there can be no assurance that such measures will be sufficient to cause us to cease being a PFIC in any particular year, as our PFIC status depends in significant part on the market price of our ADSs, which is beyond our control.

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

You are also reminded that your interests may not always align with those of other shareholders, including our principal shareholders. Mr. Yan Tang, our co-founder, executive chairman and chief executive officer, has considerable influence over important corporate matters. We have adopted a dual-class voting structure in which our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Tang beneficially owned a total of 79.1% of the aggregate voting power of our company as of March 31, 2026. As a result of his majority voting power, Mr. Tang has considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. We cannot assure you that actions taken by our principal shareholders will completely align with your interests, or that any conflicts of interest will be resolved in a way beneficial to you.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market corporate governance listing standards. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market corporate governance listing standards. We followed our home country practice and did not hold an annual meeting of shareholders in 2025. In addition, we currently follow our home country practice and have a two-person audit committee. To the extent that we choose to utilize the home country exemption for corporate governance matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Select Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

On August 2, 2021, our name changed from “Momo Inc.” to “Hello Group Inc.” became effective.

We currently conduct such business activities through VIEs, including Beijing Momo, Tantan Culture, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective subsidiaries.

In November 2024, to facilitate the capital increase of Tianjin QOOL Media, we terminated all the VIE agreements between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media. After completing the capital increase of Tianjin QOOL Media, we restated a series of contractual arrangements with QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the sole shareholder of Tianjin QOOL Media on December 16, 2024. In October 2025, Tianjin QOOL Media was deregistered.

In February, 2025, we terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd (or Beijing Yiliulinger) and Hainan Miaoka Network Technology Co., Ltd. After the termination, Tianjin Heer acquired Hainan Miaoka Network Technology Co., Ltd from its nominee shareholders pursuant to the equity transfer agreements and it became a subsidiary of Tianjin Heer.

In February, 2025, we terminated all the VIE agreements between Beijing Yiliulinger and Hainan Yilingliuer Network Technology Co., Ltd. After the termination, Beijing Momo acquired Hainan Yilingliuer Network Technology Co., Ltd. from its nominee shareholders pursuant to the equity transfer agreements and it became a subsidiary of Beijing Momo.

In December, 2025, we terminated all the VIE agreements between Beijing Wozaixiangxiang Information Technology Co., Ltd. and Tianjin Nishuodedoudui Technology Co., Ltd.. After the termination, Beijing Momo acquired Tianjin Nishuodedoudui Technology Co., Ltd. from its nominee shareholders pursuant to the equity transfer agreements and it became a subsidiary of Beijing Momo.

Our principal executive offices are located at Building 203, Block A10, Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China. Our telephone number at this address is +86-10-5731-0567. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with our Form S-8 is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website at ir.hellogroup.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

We are a leading player in Asia’s online social networking space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which we added to our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. Since 2019, we have continuously expanded our portfolio through internal incubation and strategic acquisitions, adding apps such as Hertz, Soulchill, and Happn. These products target more niche markets and selective user demographics both domestically and internationally, further strengthening our global presence.

We seek to improve profitability of our Momo business and we monitor the number and spending of Momo paying users as an indicator of our performance. The numbers of paying users of our Momo app were 7.4 million for the fourth quarter of 2023, 5.7 million for the fourth quarter of 2024 and 3.9 million for the fourth quarter of 2025. The decrease in Momo’s paying users in 2025 was primarily due to our strategic emphasis on profitability. This strategic focus resulted in a reduction in the acquisition of low-paying users with negative ROI, which is conducive to enhancing profitability.

Momo, Tantan and other mobile applications within our family of mobile applications can be downloaded and used free of charge, and we generate our revenues from the various services we offer on our platforms. We recorded revenues of RMB12,002.3 million in 2023, RMB10,563.0 million in 2024 and RMB10,367.1 million (US$1,482.5 million) in 2025. We currently generate our revenues from value-added services and other services. Value-added service revenues mainly include virtual gift revenues from various audio, video and text-based scenarios, and membership subscription revenues. Value-added services represented 98.5%, 98.6% and 98.5% of our net revenues in 2023, 2024 and 2025, respectively. We had a net income of RMB1,951.7 million in 2023, RMB1,039.6 million in 2024 and RMB806.5 million (US$115.3 million) in 2025.

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

The Tantan Platform

Tantan is a leading social and dating application, which is designed to help its users find and establish romantic connections, as well as meet interesting people. Tantan has become one of the leading choices for mobile internet users in Chinese mainland and other Asian countries to discover new relationships. Tantan’s users can enjoy many of the core features of Tantan for free. For example, Tantan users can swipe through a pool of people to find potential matches and communicate with the matches through the instant messaging tool on the Tantan app. Tantan users can also create and share content or discover new connections via content shared by other users. However, to enjoy certain premium features, a user must pay a monthly subscription fee or purchase the premium features on an à la carte basis.

Other Applications

The social and dating markets are highly fragmented, with users exhibiting diverse needs and preferences in how they discover new relationships and build interactions. We therefore believe that a multi-brand portfolio strategy enables us to penetrate the market more rapidly and effectively. Since 2019, we have incubated a number of new apps, including Hertz, Soulchill, and Duidui, which target niche markets and more selective user demographics both domestically and internationally. In addition, we have also been actively pursuing acquisitions to expand our footprint in the global social and dating space. Starting in 2022, revenue from overseas markets has grown significantly, driven in particular by the strong performance of our apps in the Middle East and North Africa (MENA) region as well as our investments and acquisitions in overseas markets. Revenue from overseas markets accounted for 6.7%, 11.1% and 19.3% of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As a result, overseas revenue has become an increasingly important contributor to our overall business. Our overseas operations are currently built on two main pillars. The first focuses on social entertainment apps in the MENA region and often involve virtual gifting as their business model. For example, Soulchill—our first product launched in the MENA region—is a social application that enables its users to connect through voice chatting and entertainment activities in audio chat rooms. We have since introduced several newer apps that offer similar services but with different focused market segments. The second pillar consists of dating products largely targeting developed markets. In addition to Tantan’s international version, we have acquired several dating apps with established local brand recognition and revenue streams. Notably, in 2025 we completed the acquisition of the European dating app Happn. Originating in Paris, France, Happn leverages location-based services to facilitate seamless online-to-offline dating experiences. Similar to Tantan, users can access most of our dating products for free, with the option to enhance their experience and improve matching efficiency through premium subscriptions or à la carte in-app features.

Monetization Opportunities

We offer a wide variety of products that capture the needs of users from all demographics and socioeconomic statuses. Throughout the years, we have continued to create new products and services by closely following the market dynamics and users’ evolving social needs. Through constant product and operational innovations, we have effectively monetized features through a wide variety of virtual gift experiences which not only generate revenue, but also encourage interactions among users. We generate vast majority of our revenues from value-added service. In addition, we also generate revenues from other services.

Value-Added Service

Value-added services (VAS) form the core of our revenue model. They encompass a diverse range of digital offerings across our portfolio of applications, including Momo, Tantan, Soulchill, and other social entertainment platforms. At the center of our VAS revenue is virtual gifting, which allows users to purchase and send virtual gifts in a variety of interactive scenarios. These include supporting live broadcasters in livestreaming sessions, engaging with others in video- or audio-based social experiences—such as chat rooms and online parties, as well as enriching one-on-one or group text conversations. In addition, we offer subscription-based premium memberships on Momo, Tantan, Happn, and other dating platforms. These memberships provide paying users with enhanced features, greater visibility, advanced matching tools, and exclusive privileges that significantly improve their social and dating experiences. Since 2019, we have further expanded our VAS portfolio by introducing virtual item sales within our virtual community services, creating additional avenues for user engagement and monetization. Collectively, value-added services have consistently accounted for the vast majority of our net revenues, contributing 98.5% in 2023, 98.6% in 2024, and 98.5% in 2025.

Other Services

Our other services include mobile marketing services, mobile games services, and film and television series distribution promotion business that are immaterial in revenue contribution or are not considered as part of our strategic focus. Other services contributed 1.5%, 1.4% and 1.5% of our revenues in 2023, 2024 and 2025, respectively.

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

Content Moderation

As an operator of social platforms, we view content management and monitoring as a critical part of our operations. As of March 31, 2026, Momo and Tantan collectively have a dedicated team of 533 personnel reviewing and handling content on our mobile platform for compliance with applicable laws and regulations. They are aided by both proprietary and third-party software and technologies to sweep our platforms and the data being transmitted on a real-time basis around the clock.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we (i) had 37 patents and 110 pending patent applications filed with the National Intellectual Property Administration of the PRC; (ii) had registered 1,877 trademarks and had applied for 175 trademarks with the Trademark Office of the National Intellectual Property Administration of the PRC, the Hong Kong Intellectual Property Department, Intellectual Property department of Macau Economic and Technological Development Bureau, Taiwan Intellectual Property Office, and the U.S. Patent, Turkish Patent & Trademark Office and Intellectual Property of Singapore, among others; (iii) had registered 227 software copyrights and 111 other copyrights with the PRC National Copyright Administration; and (iv) had registered or acquired 315 domain names, including immomo.com, wemomo.com, immomogame.com and momocdn.com.

Seasonality

Historically, there were noticeable downward trends in user activities on our Momo and Tantan platforms as well as revenue growth in the weeks prior to and after the Chinese Lunar New Year. Additionally, our products in the MENA region often face seasonal pressure on user engagement and revenue during Ramadan. However, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Corporate Philanthropy

Since 2015, we have participated in various charitable initiatives including establishing an information system platform for missing children, making donations to regions damaged by natural disasters in Hunan province and setting up an education fund to support students and teachers in Chinese mainland. In 2018, we established the Momo Foundation, a private charitable fund that focuses on supporting elementary education and poverty alleviation in Chinese mainland. In the subsequent years, the Momo Foundation donated RMB20.0 million to charitable causes. In 2021, 19 Hello Hope Elementary Schools donated by us were completed and put into use. In 2020, in response to the COVID-19 pandemic, we set up a medical research fund and committed RMB10.0 million to aid frontline medical staff and vaccine research and development. In 2021, we donated RMB20.0 million to flood relief efforts in Henan and Shanxi provinces. In 2023, 2024 and 2025, we donated RMB0.3 million, RMB0.1 million and RMB1.7 million respectively to a number of public welfare foundations to alleviate poverty, support protection of women and children’s rights, support experimental learning activities for college students and support through the United Nations High Commissioner for Refugees. Collectively, we have donated over RMB97.3 million to charitable causes.

Competition

As a mobile social networking platform that also provides video- and audio-based services, we are subject to intense competition from providers of similar services, as well as potential new types of online services.

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

We operate our businesses in Chinese mainland through a number of the VIEs which are controlled by our Chinese mainland subsidiaries through a series of contractual arrangements. The VIEs hold ICP licenses to provide value-added telecommunication services, which is an industry in which foreign investment is “restricted” under the currently effective Negative List.

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

On April 8, 2024, the MIIT promulgated the Announcement of the Ministry of Industry and Information Technology on Launching the Pilot Program of Expanding the Value-Added Telecommunications Services, or the Announcement 107. According to the Announcement 107, in the regions participating in the pilot program that are granted approval to launch the pilot program, it is imperative to remove foreign stake restrictions on the Internet data center (IDC), content distribution network (CDN), Internet access services (ISP), online data processing and transaction processing, information dissemination platform and delivery services (excluding Internet news information services, online publishing services, online audiovisual services, and Internet cultural services) in information services, and information protection and processing services.

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

On December 18, 2025, the National Radio and Television Administration and the CAC promulgated the Live-Streaming E-Commerce Measures, which took effect on February 1, 2026. The Live-Streaming E-Commerce Measures clarify the responsibilities of live-streaming platform operators and hosts and strengthen oversight of their operations and activities. Under the Live-Streaming E-Commerce Measures, live-streaming platform operators are required to (i) require live-streaming room operators to provide authentic identification and business qualification information, which must be verified or updated at least once every six months; (ii) submit to designated local market-regulation authorities identification information of live-streaming room operators and their marketing personnel in January and July of each year; (iii) implement a classification and grading review system based on live-streaming room operators’ compliance status, number of followers and visitors, transaction volume, types of products or services sold, and other relevant indicators and, with respect to live-streaming room operators that conduct live-streaming e-commerce activities with large numbers of followers, high transaction volumes, influential marketing personnel, or repeated violations, or that sell products or services related to consumers’ life and health, take appropriate management measures, including technical monitoring and real-time inspections; (iv) establish an internal system for handling platform-level violations and a blacklist system; and (v) ensure, through appropriate technical measures, the integrity and retention of designated transaction information, all of which must be retained for no less than three years from the date of transaction completion.

On April 13, 2026, the CAC released the Notice on Strengthening the Regulation and Management of Online Live Streaming Rewards, which formalizing the 2025 “Clear and Bright” campaign’s requirements, mandating user self-imposed gifting limits, banning gifting-based rankings and inducements, and restricting minors’ gifting.

On October 8, 2021, the Administrative Provisions on Minor-oriented Programs were revised by the National Radio and Television Administration and has become effective on the same date. According to these provisions, network audio/video programs with minors as their main participants or recipients shall not contain any content which is harmful to the minors, such as violence, pornography, heresy, superstition, drug taking and other illegal content.

On September 20, 2023, the State Council promulgated the Regulations on the Protection of Minors in Cyberspace, effective on January 1, 2024. These measures impose additional obligations on network platform service providers who have significant number of minor users or significant impact on the minor population. For example, these service providers are required to (i) consider the characteristics of the physical and mental development of minors when designing, researching, developing and operating network platform services and regularly assess the impact of the protection of minors in cyberspace, (ii) set up a special mode or zone for minors that allows minors to access products or services beneficial for their physical and mental well-being, and (iii) form an independent body primarily composed of external members to supervise the protection of minors in the cyberspace. Network services providers who provide the services of information publishing and instant messaging to minors shall require the minors or their guardians to provide the minors’ identity information in accordance with laws. Online games, live-streaming, online audio and video, social networking and other network service providers should set reasonable limitations on the amount minors at different ages can spend per transaction and per day in total in the use of their services and should not provide paid services to minors incompatible with their civil capacity. The personal information processor shall conduct a compliance audit on its compliance with laws and administrative regulations regarding the processing of personal information of minors every year, and promptly report the audit results to the regulatory authorities.

On February 11, 2026, the CAC and several other authorities in the Chinese mainland jointly issued the Methods for Identification of Online Platform Service Providers with a Large Number of Minor Users or with a Significant Impact on Groups of Minors (the “Identification Methods”), which took effect on April 1, 2026. The Identification Methods provide that online platform service providers meeting one of the following standards will be deemed to have a large number of minor users: (i) the products or services provided by the online platforms are specifically targeted at minors and have more than 10 million registered users or more than one million monthly active users; or (ii) the products or services provided by the online platforms are not limited to minors and have more than 10 million registered minor users or more than one million monthly active minor users. The Identification Methods also set forth factors to be considered in identifying online platform service providers with a significant impact on groups of minors. Online platform service providers that meet the identification standards under the Identification Methods must proactively apply for identification, and the relevant authorities in the Chinese mainland may also notify such online platform service providers to undergo the identification process. The CAC will determine the identification list and publish it to the public.

On April 16, 2025, the NDRC and the Ministry of Commerce issued the Negative List for Market Access (2025 Version), which provides that, among others, non-state capital shall not engage in online live broadcasting of events and activities involving politics, economy, military affairs, diplomatic affairs, major social events, culture, science and technology, public health, education and sports and such other activities and events related to political direction, public opinion orientation and value orientation. The scope of these restricted subject matters for online live broadcasting is relatively broad and vague, and is subject to further clarifications and interpretations by the regulator.

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

Regulations on Information Security

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The Decision on Strengthening Network Information Protection also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in Chinese mainland. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability under certain circumstances. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law. The PRC Cybersecurity Law was amended and effective as of January 1, 2026, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information.

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

Regulations on Anti-Monopoly and Anti-Unfair Competition

On September 2, 1993, the Standing Committee of the National People’s Congress adopted the PRC Anti-unfair Competition Law, which took effect on December 1, 1993, and was latest amended on June 27, 2025 (effective October 15, 2025). According to the Anti-unfair Competition Law, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law in the production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

The PRC Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and was amended on June 24, 2022, and the Rules of the State Council on Filing Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and amended on September 18, 2018 and January 22, 2024 respectively, require that where a concentration reaches one of the following thresholds, a filing must be completed in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within Chinese mainland; or (ii) during the previous fiscal year, the total turnover within Chinese mainland of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within Chinese mainland. If a concentration does not reach the threshold prescribed by the State Council, there is evidence proving the concentration has or may have effect of excluding or limiting competition, the anti-monopoly law enforcement agency of the State Council may require the undertakings to complete the filings. Where the undertakings fail to complete the filings in accordance with the aforementioned provisions, the anti-monopoly law enforcement agency of the State Council shall conduct an investigation in accordance with the law. If an undertaking carries out a concentration in violation of the law and the concentration has or may have the effect of excluding or limiting competition, the competent authority shall order the undertaking to terminate the concentration, dispose of the shares or assets or transfer the business within a specified time limit, or take other measures to restore to the pre-concentration status, and a fine of up to 10% of its sales amount in the previous year will be imposed; if the concentration has no effect of excluding or limiting competition, a fine of up to RMB5 million will be imposed. Furthermore, the anti-monopoly law enforcement agency of the State Council shall improve the classified and hierarchical review system for concentrations of undertakings, strengthen the review of concentrations of undertakings in important fields related to national economy and people’s livelihood pursuant to the law, and improve the quality and efficiency of review. The PRC Anti-Monopoly Law further provides that undertakings shall not use data, algorithms, technologies, capital advantages and platform rules, etc. to engage in any monopolistic activities prohibited by the law. In December 2025, the State Administration for Market Regulation amended the Provisions on Prohibition of Monopoly Agreements, with the amendments came into effect on February 1, 2026.

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

Pursuant to the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a Chinese mainland enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Chinese mainland enterprise. Pursuant to the Notice of the State Administration of Taxation on Issues Concerning the Determination of Beneficial Owner under Tax Treaties, or the Announcement [2018] No. 9, if the relevant PRC tax authorities determine that the enterprise does not qualify as a ‘beneficial owner’ for purposes of enjoying preferential tax treatment under tax treaties, such enterprise will not be entitled to such preferential treatment, and may be subject to withholding tax at a rate of up to 10%. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or the Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the Chinese mainland resident enterprise; and (iii) it must have directly owned such required percentage in the Chinese mainland resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, provide that non-resident taxpayers’ enjoyment of treaty benefits shall be handled in the manner of “self-assessment, claim for and enjoyment of treaty benefits and retention of relevant materials for review,” thus, where non-resident taxpayers determine on their own that the conditions for them to enjoy the treatments under tax treaties are meet, may enjoy treatments under tax treaties on their own during the tax filings by themselves or through withholding agents, and shall collect and retain relevant materials for future inspection, and be subject to administration by the tax authorities afterwards. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Momo Technology HK Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Beijing Momo IT, if it satisfies the conditions prescribed under the Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to the Circular 81, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

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

Value-Added Tax

Pursuant to the Value-added Tax Law of the PRC, which was promulgated by the SCNPC on December 25, 2024, and took effect on January 1, 2026, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which was promulgated by the Ministry of Finance and was latest amended on October 28, 2011 and effective from November 1, 2011, entities and individuals engaging in selling goods, providing processing, repairing or replacement services or importing goods within the territory of the PRC are taxpayers of the value-added tax.

According to the Notice of the Ministry of Finance and the State Taxation Administration on the Adjusting Value-added Tax Rates effective in May 2018, the value-added tax rates of 17% and 11% on sales, imported goods shall be adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019 and effective from April 1, 2019, the value-added tax rates of 16% and 10% on sales, imported goods shall be adjusted to 13% and 9%, respectively.

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

The State Council and the National Copyright Administration have promulgated various rules and regulations and rules relating to protection of software in Chinese mainland, including the aforementioned Regulations on Protection of Computer Software and the Measures on Computer Software Copyright Registration. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2025, we had registered 227 software copyrights in Chinese mainland.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, protects the proprietary rights to registered trademarks. The Trademark Office of the National Intellectual Property Administration handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements shall be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific class of products or services. As of December 31, 2025, we had 1,877 registered trademarks and 175 trademark applications in Chinese mainland, Hong Kong, Macao, Taiwan of China, the United States, Japan and Korea, Turkish and Singapore, etc.

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

In addition, the State Taxation Administration has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in Chinese mainland who exercise share options or are granted restricted shares will be subject to Chinese mainland individual income tax. The Chinese mainland subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with competent tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the Chinese mainland subsidiaries fail to withhold their income taxes according to laws and regulations, the Chinese mainland subsidiaries may face sanctions imposed by the tax authorities or other Chinese mainland government authorities. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval. Compliance with Chinese mainland regulations currently in effect on employee incentive plans has not had, and we believe will not in the future have, any material adverse effect on the implementation of our 2012 Plan, 2014 Plan, 2024 Plan, Tantan 2015 Plan, or Tantan 2018 Plan.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

PRC laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in Chinese mainland principally through the VIEs and their subsidiaries. Our wholly foreign-owned entities, or WFOEs, Beijing Momo IT, Beijing Yiliulinger and Tantan Technology, entered into contractual arrangements with the VIEs and their respective shareholders. Specifically, Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Momo, Tantan Culture, and Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing are all of the VIEs. See notes under “Item 4. Information on the Company—C. Organizational Structure” on the previous page for shareholders of the VIEs. Investors in our ADSs are not purchasing equity interest in the VIEs in Chinese mainland, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the Chinese mainland regulatory authorities may in the future take a view that is contrary to the above opinion of our Chinese mainland counsel. If the Chinese mainland government finds that the agreements that establish the structure for operating our business in the future do not comply with Chinese mainland government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the Chinese mainland government finds that the agreements that establish the structure for operating certain of our operations in Chinese mainland do not comply with Chinese mainland regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our headquarters and our principal service development facilities are located in Beijing. We owned an aggregate of approximately 40,000 square meters of office space in Beijing, Chengdu, Singapore and Tokyo as of March 31, 2026. We leased an aggregate of approximately 9,000 square meters of office space in other parts of China and other countries as of March 31, 2026. These leases generally vary in duration from one year to six years.

The servers that we use to provide our services are primarily maintained at various third-party internet data centers in Beijing, Tianjin and Langfang.

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

Major Factors Affecting Our Results of Operations

User Base. For 2025, we generated our revenues primarily from value-added service. Our revenues are driven by the number of our paying users and average revenue per paying user for value-added service. The number of our paying users is affected by the size of our overall active user base, our ability to convert a greater portion of our users into paying users, and the strategies we pursue to achieve active user growth at reasonable costs and expenses. We have been taking measures to boost user activities and user spending willingness, including organizing more special events and activities for users on our applications, and modifying of our product strategies to feature more functions that reward users for regularly using and paying on our applications. We monitor certain metrics of our Momo and Tantan apps on a quarterly basis, as they are, among other things, metrics to help us ensure that our business is on the right track.

Momo. The numbers of paying users for the value-added services on our Momo application, without double counting the overlap, are presented by the charts below for the periods indicated.

Tantan. We monitor the number of paying users of our Tantan app. In line with our strategic focus on return on investment in user acquisition and considering Tantan’s diminished materiality to our revenue, we will discontinue the monitoring of Tantan’s MAUs. We believe that the number of Tantan’s paying users represents a more meaningful metric that better aligns with our current strategy and overall performance. The numbers of paying users on our Tantan application are presented by the charts below for the periods indicated.

User Engagement. Changes in user engagement affect our revenues and financial results. Active user engagement powered by diverse functionalities and rich content is essential for our ability to generate revenues from the various services we offer to users, including our value-added services, among others.

Monetization. We monetize our service offerings mainly through various value-added services across our portfolio of applications. At the center of our value-added revenue is virtual gifting, which allows users to purchase and send virtual gifts in a variety of video- or audio-based interactive scenarios. In addition, we offer subscription-based premium memberships on our dating platforms. Our future revenue growth will be affected by our ability to effectively execute our monetization strategies.

Investment in Technology Infrastructure and Talent. Our technology infrastructure is critical for us to retain and attract users, customers and platform partners. We must continue to upgrade our technology infrastructure to keep pace with technological innovations, to develop new features and services for our platform and to further enhance our big data analytical capabilities.

The number of our employees was 1,382 as of December 31, 2023, 1,390 as of December 31, 2024, and 1,400 as of December 31, 2025. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

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

In 2024, dividends paid by Beijing Momo IT to Momo HK were subject to a preferential withholding tax rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, based on our assessment that Momo HK qualified as the beneficial owner and met the applicable requirements under such arrangement. In 2025, the relevant tax authority reassessed such qualification and determined that the statutory withholding tax rate of 10% should apply. As a result, we recognized additional withholding tax on prior period distributions, which has been paid in full during 2025, and accrued withholding tax on undistributed earnings at the statutory rate of 10%. We do not believe there is material exposure for further reassessment relating to prior periods and expects to apply the 10% rate to accrue withholding tax for future earnings generated by Beijing Momo IT.

In 2023, 2024 and 2025, we accrued withholding tax of RMB184.0 million, RMB519.0 million and RMB634.0 million (US$90.6 million), including RMB535.0 million (US$76.5 million) incremental tax accrual due to increased applicable withholding tax rate as a result of the reassessment by the tax authority in 2025, respectively, on retained earnings generated by Beijing Momo IT.

Beijing Momo IT declared cash dividends of RMB1,800.0 million, RMB6,000.0 million and RMB800.0 million (US$114.4 million) to Momo HK in 2023, 2024 and 2025, respectively.

With respect to the related withholding tax, Beijing Momo IT paid RMB180.0 million, RMB200.0 million and RMB480.0 million (US$68.6 million) in 2023, 2024 and 2025, respectively.

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

People’s Republic of China

Pursuant to the PRC Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. Beijing Momo IT applied for the qualification of Key Software Enterprise for calendar year 2019 and was approved in 2020. Therefore, Beijing Momo IT was entitled to a preferential tax rate of 10% for the year 2019. Beijing Momo IT was qualified as “High and New Technology Enterprises” in 2020 and 2023, respectively, and was accordingly entitled to a preferential tax rate of 15% from 2020 to 2025. Chengdu Momo was qualified as a Western China Development Enterprise and the income tax rate applicable to it was 15% since 2014. According to No. 23 announcement of the State Taxation Administration in April 2018, Chengdu Momo was no longer required to submit the preferential tax rate application to the tax authority, but only required to keep the relevant materials for future tax inspection instead. Based on experience, we believe Chengdu Momo will most likely continue to qualify as a Western China Development Enterprise and accordingly be entitled to a preferential income tax rate of 15%, because Chengdu Momo’s business nature has no significant changes. Therefore, we applied an enterprise income tax rate of 15% to determine the tax liabilities for Chengdu Momo in the years ended December 31, 2023, 2024 and 2025. In July 2019, December 2022 and October 2025, Tantan Technology qualified as a high and new technology enterprise, and is accordingly entitled to a preferential enterprise income tax rate of 15% from 2019 to 2027. The other entities incorporated in Chinese mainland were subject to an enterprise income tax at a rate of 25% for the years ended December 31, 2023, 2024 and 2025.

We have recognized income tax expense of RMB630.0 million, RMB845.0 million and RMB842.9 million (US$120.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

All of our entities are subject to an output VAT at rate of 6% for services provided and 13% for goods sold. The final tax payable is calculated based on the output VAT for the period, offset by the qualifying input VAT. Input VAT caused by purchasing goods or services can only be credited against output VAT if the taxpayer obtained and verified the relevant VAT special invoices. We benefited from special temporary policies that allowed us to deduct an additional 5% of the deductible input tax in 2023. All of our entities have obtained the VAT special invoices as the deduction vouchers, and therefore, we have adopted the net presentation of VAT.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	12,002,323	100.0	10,562,971	100.0	10,367,096	100
Value-added service	11,825,442	98.5	10,415,580	98.6	10,213,654	98.5
Other services	176,881	1.5	147,391	1.4	153,442	1.5
Cost and expenses
Cost of revenues	(7,025,394)	(58.5)	(6,447,341)	(61.0)	(6,446,619)	(62.2)
Research and development expenses	(884,590)	(7.4)	(804,425)	(7.6)	(779,449)	(7.5)
Sales and marketing expenses	(1,414,949)	(11.8)	(1,329,780)	(12.6)	(1,368,658)	(13.2)
General and administrative expenses	(502,479)	(4.2)	(507,658)	(4.8)	(455,393)	(4.4)
Total cost and expenses	(9,827,412)	(81.9)	(9,089,204)	(86.0)	(9,050,119)	(87.3)

Other operating income	130,105	1.1	59,003	0.6	37,586	0.4
Income from operations	2,305,016	19.2	1,532,770	14.5	1,354,563	13.1
Interest income	436,253	3.6	510,964	4.8	374,466	3.6
Interest expense	(62,223)	(0.5)	(127,846)	(1.2)	(72,438)	(0.7)
Other gain or loss, net	(26,685)	(0.2)	(90,509)	(0.9)	5,682	0.1

Income before income tax and share of income on equity method investments	2,652,361	22.1	1,825,379	17.3	1,662,273	16.0

Income tax expense	(630,023)	(5.2)	(845,022)	(8.0)	(842,869)	(8.1)

Income before share of income on equity method investments	2,022,338	16.8	980,357	9.3	819,404	7.9
Share of income (loss) on equity method investments	(70,643)	(0.6)	59,216	0.6	(12,879)	(0.1)

Net income	1,951,695	16.3	1,039,573	9.8	806,525	7.8

The following table presents revenues by geographic area based on the addresses of our customers of our users:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues	12,002,323	100.0	10,562,971	100.0	10,367,096	100.0
Chinese mainland	11,203,978	93.3	9,392,079	88.9	8,367,094	80.7
Overseas	798,345	6.7	1,170,892	11.1	2,000,002	19.3

Comparison of the Years Ended December 31, 2023, 2024 and 2025

Net Revenues

We currently generate revenues primarily from value-added services and other services. Value-added service revenues mainly include virtual gift revenues from various audio, video and text- based scenarios, and membership subscription revenues. Net revenues decreased from RMB12,002.3 million in 2023 to RMB10,563.0 million in 2024, and decreased to RMB10,367.1 million (US$1,482.5 million) in 2025, primarily due to declines in net revenues from Chinese mainland, including Momo app and Tantan app. The declines were largely offset by growth in net revenues from audio-and video-based products in the Middle East and North Africa region, primarily by new apps, along with incremental revenue from dating brands outside of Middle East and North Africa region.

Starting from the first quarter of 2025, we combined the live video service and value-added services lines, which are now collectively referred to as value-added services. This change reflects the increasing convergence of the two business lines in terms of user mentality and product format. The combined reporting more accurately reflects user behavior and spending across our social entertainment ecosystem. Additionally, we consolidated mobile marketing services, mobile games and other services, which are now collectively reported under “other services.”

Value-added service

2025 compared to 2024. Revenues from our value-added service decreased by 1.9% to RMB10,213.7 million (US$1,460.5 million) in 2025 from RMB10,415.6 million in 2024, primarily due to external factors that influenced the operational focus of certain broadcasters and agencies as well as the weak consumer sentiment on Momo app, and to a lesser extent, the decline in Tantan resulting from a decline in user base. The decrease was largely offset by the revenue growth from our overseas apps, driven by the rapid expansion from multiple social entertainment and dating brands across our rich portfolio.

2024 compared to 2023. Revenues from our value-added service decreased by 11.9% to RMB10,415.6 million in 2024 from RMB11,825.4 million in 2023, primarily due to a soft consumer sentiment in the current macro environment, product adjustments on the Momo platform to manage regulatory risks, our proactive operational adjustments to de-emphasize large scale competition events in Momo app, and a reduction in marketing spend in Tantan which led to a decline in its paying users. The decrease was partially offset by the revenue growth from the new standalone apps.

Other services

Other services mainly include mobile marketing service, mobile games service, and film and television series distribution promotion business.

2025 compared to 2024. Other services revenues increased by 4.1% to RMB153.4 million (US$21.9 million) in 2025 from RMB147.4 million in 2024, primarily due to more advertising revenue generated in 2025.

2024 compared to 2023. Other services revenues decreased by 16.7% to RMB147.4 million in 2024 from RMB176.9 million in 2023, primarily due to the cessation of mobile games and related services in early 2024, and lower gains from brand promotion services in connection with our film and television series business investment compared with 2023.

Cost and Expenses

Cost of revenues

Cost of revenues consists primarily of costs associated with the operation and maintenance of our platform, including revenue sharing, commission fees, bandwidth costs, labor costs, depreciation and amortization, and other costs.

Revenue sharing primarily includes payments to broadcasters and talent agencies, virtual gift recipients and other influencers for our virtual gift service. Commission fees are payments made to third-party application stores and other payment channels for distributing our value-added service. Users can make payments for such service through third-party application stores and other payment channels. These third-party application stores and other payment channels typically charge a handling fee for their services. Bandwidth costs, including internet data center and content delivery network fees, consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content and application delivery services. Labor costs consist of salaries and benefits, including share-based compensation expenses, for our employees involved in the operation of our platform. Depreciation mainly consists of depreciation cost on our servers, computers and other equipment. Amortization expenses mainly related to intangible assets from business acquisitions. Other costs mainly consist of production costs in connection with film and television content, office rental expenses and professional fees related to live video service.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total cost of revenues for the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing	6,079,947	86.5	5,496,231	85.2	5,459,117	84.7
Commission fees	270,457	3.8	272,915	4.2	330,198	5.1
Bandwidth costs	273,003	3.9	264,724	4.1	283,686	4.4
Labor costs	193,324	2.8	177,810	2.8	210,079	3.3
Depreciation and amortization	44,858	0.6	27,103	0.4	40,705	0.6
Other costs	163,805	2.4	208,558	3.3	122,834	1.9

Total cost of revenues	7,025,394	100.0	6,447,341	100.0	6,446,619	100

2025 compared to 2024. Our cost of revenues remained stable at RMB6,446.6 million (US$921.9 million) in 2025, compared with RMB6,447.3 million in 2024. The slight decrease was primarily due to a decrease of RMB111.2 million (US$15.9 million) in production costs in connection with films, and an RMB37.1 million (US$5.3 million) decrease in revenue sharing, driven by a decrease in value-added service revenue from Momo app and Tantan app, which was partially offset by an increase in revenue sharing resulting from the growth in value-added service revenue from our overseas standalone apps. The above decrease was partially offset by an RMB57.3 million (US$8.2 million) increase in commission fees due to the shift in revenue mix toward membership subscription revenues in overseas markets, an RMB32.3 million (US$4.6 million) increase in labor costs and an RMB19.0 million (US$2.7 million) increase in bandwidth costs due to the growth in value-added service revenue from our overseas standalone apps.

2024 compared to 2023. Our cost of revenues decreased by 8.2% from RMB7,025.4 million in 2023 to RMB6,447.3 million in 2024. The decrease was primarily due to an RMB583.7 million decrease in revenue sharing from a decrease in live video services revenue on Momo app and Tantan app, and a decrease in virtual gift service revenue on Momo app which was partially offset by an increase in revenue sharing from an increase in virtual gift service revenue in our standalone apps, an RMB15.5 million decrease in labor costs resulting from our continuous optimization in personnel costs in 2024, and an RMB17.8 million decrease in depreciation and amortization due to less purchase of computer and office equipment and previous purchases that have been fully depreciated. The decrease was partially offset by an increase of RMB86.8 million in production costs in connection with films.

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation expenses, for research and development personnel, technological service fee, depreciation and rental expenses associated with research and development activities. Expenditures incurred during the research phase are expensed as incurred.

2025 compared to 2024. Our research and development expenses decreased by 3.1% from RMB804.4 million in 2024 to RMB779.4 million (US$111.5 million) in 2025. This decrease was primarily attributable to an RMB11.4 million (US$1.6 million) decrease in salaries and benefits for research and development personnel primarily driven by our continuous optimization of engineering personnel costs, and an RMB5.2 million (US$0.7 million) decrease in depreciation and amortization expenses, primarily due to less purchase of computer and office equipment and previous purchases that have been fully depreciated, partially offset by an increase in amortization expenses related to intangible assets from business acquisitions. Our research and development headcount decreased from 843 as of December 31, 2024 to 788 as of December 31, 2025.

2024 compared to 2023. Our research and development expenses decreased by 9.1% from RMB884.6 million in 2023 to RMB804.4 million in 2024. This decrease was primarily due to an RMB79.0 million decrease in salaries and benefits for research and development personnel primarily driven by our continuous optimization of personnel costs, and an RMB17.2 million decrease in the termination of leases for certain offices and a decline in rental costs. Our research and development headcount decreased from 864 as of December 31, 2023 to 843 as of December 31, 2024.

Sales and marketing expenses

Sales and marketing expenses consist primarily of general marketing and promotional expenses, as well as salaries and benefits, including share-based compensation expenses, for our sales and marketing personnel.

2025 compared to 2024. Our sales and marketing expenses increased by 2.9% from RMB1,329.8 million in 2024 to RMB1,368.7 million (US$195.7 million) in 2025, primarily due to an RMB35.5 million (US$5.1 million) increase in marketing and promotional expenses, resulting from higher marketing investment in our overseas apps, partially offset by ongoing cost control measures in our Chinese mainland businesses, with both Momo and Tantan reducing their marketing spend, and an RMB14.5 million (US$2.1 million) increase in depreciation and amortization expenses, attributable to an increase in amortization expenses related to intangible assets from business acquisitions.

2024 compared to 2023. Our sales and marketing expenses decreased by 6.0% from RMB1,414.9 million in 2023 to RMB1,329.8 million in 2024, primarily due to an RMB22.4 million decrease in salaries and benefits for our sales and marketing personnel primarily driven by our continuous optimization of personnel costs, and an RMB56.0 million decrease in marketing and promotional expenses resulting from our continuous initiatives to control cost and optimize Tantan’s channel marketing strategy and Momo’s strategy to trim inefficient channel marketing spend. The decrease was partially offset by increased channel investment in overseas apps.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other benefits, including share-based compensation expense, professional fees and rental expenses.

2025 compared to 2024. Our general and administrative expenses decreased from RMB507.7 million in 2024 to RMB455.4 million (US$65.1 million) in 2025. This decrease was primarily due to reduced labor cost and less provision for expected liabilities related to litigation or claims.

2024 compared to 2023. Our general and administrative expenses increased from RMB502.5 million in 2023 to RMB507.7 million in 2024. This increase was primarily due to a higher provision for expected liabilities related to litigation or claims, and an increase in professional service expenses related to investment and acquisition. The increase was partially offset by reduced labor cost.

Other operating income

Other operating income mainly consisted of government incentives and additional input VAT deduction.

2025 compared to 2024. Our other operating income decreased from RMB59.0 million in 2024 to RMB37.6 million (US$5.4 million) in 2025. The decrease was mainly due to reduced government incentives.

2024 compared to 2023. Our other operating income decreased from RMB130.1 million in 2023 to RMB59.0 million in 2024. The decrease was mainly due to reduced government incentives and input VAT super deduction in 2024

Other gain or loss, net

2025 compared to 2024. Our other gain or loss, net was a net gain of RMB5.7 million (US$0.8 million) in 2025, compared to a net loss of RMB90.5 million in 2024. The net gain of RMB5.7 million (US$0.8 million) in 2025 mainly resulted from gain on fair value changes of short-term investments.

2024 compared to 2023. Our other gain or loss, net was a net loss of RMB90.5 million in 2024, compared to a net loss of RMB26.7 million in 2023. The net loss of RMB90.5 million in 2024 mainly resulted from impairment loss on some long-term investments.

Net income

2025 compared to 2024. As a result of the foregoing, we have incurred a net income of RMB806.5 million (US$115.3 million) in 2025, compared to a net income of RMB1,039.6 million in 2024.

2024 compared to 2023. As a result of the foregoing, we have incurred a net income of RMB1,039.6 million in 2024, compared to a net income of RMB1,951.7 million in 2023.

B.	Liquidity and Capital Resources

As of December 31, 2025, we have financed our operations primarily through net cash provided by operating activities, as well as from the issuance of equity. As of December 31, 2023, 2024 and 2025, we had RMB5,620.5 million, RMB4,122.7 million and RMB5,320.0 million (US$760.7 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations.

In July 2018, we issued US$725 million principal amount of convertible senior notes due 2025. The notes matured on July 1, 2025, and we repaid the then outstanding notes that had not been redeemed, repurchased or converted in full.

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

As a result, our Chinese mainland subsidiaries, the VIEs and their subsidiaries in Chinese mainland are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2025, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was RMB1,511.2 million (US$216.1 million). As of December 31, 2025, we held cash and cash equivalents of RMB1,434.5 million (US$205.1 million) in aggregate outside of Chinese mainland and RMB3,885.5 million (US$555.6 million) in aggregate in Chinese mainland, of which RMB3,885.4 million (US$555.6 million) was denominated in RMB and RMB141.9 thousand (US$20.3 thousand) was denominated in U.S. dollars. Of such cash and cash equivalents held in Chinese mainland, our Chinese mainland subsidiaries held cash and cash equivalents in the amount of RMB3,170.1 million (US$453.3 million), and the VIEs and their subsidiaries held cash and cash equivalents in the amount of RMB715.4 million (US$102.3 million).

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

Our full-time employees in Chinese mainland participate in a government-mandated contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, maternity insurance, employee housing fund and other welfare benefits are provided to such employees. We accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB206.5 million, RMB201.1 million and RMB200.3 million (US$28.6 million) in 2023, 2024 and 2025, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	(in RMB thousands)
Net cash provided by operating activities	2,277,161	1,639,994	1,183,109
Net cash provided by (used in) investing activities	2,413,069	(558,887)	164,470
Net cash (used in) provided by financing activities	(1,699,907)	236,197	(5,439,170)
Effect of exchange rate changes	93,988	42,205	(110,196)
Net (decrease) increase in cash and cash equivalents	3,084,311	1,359,509	(4,201,787)
Cash and cash equivalents and restricted cash at beginning of year	5,198,601	8,282,912	9,642,421
Cash and cash equivalents and restricted cash at end of year	8,282,912	9,642,421	5,440,634

Anticipated Use of Cash

We intend to continue to invest in our research and development capabilities to grow our user base and enhance user experience. We intend to continue to market our services, promote our brand, strengthen our customer service capabilities and enhance monetization. In order to support our overall business expansion, we also expect to continue to make investments in our corporate facilities and information technology infrastructure. We may pursue strategic alliances and acquisitions that complement our social networking platforms. In March 2026, we declared a special cash dividend in the amount of US$0.28 per ADS, or US$0.14 per ordinary share. The cash dividend will be paid on April 30, 2026 to shareholders of record at the close of business on April 10, 2026. The ex-dividend date was April 10, 2026. The aggregate amount of cash dividends paid was approximately US$41.2 million, which was funded by available cash on our balance sheet. We also plan to spend cash on repurchasing our ADSs and/or ordinary shares, in the open market or otherwise. Our share repurchase program has been extended through March 31, 2027, with US$102.1 million of authorized repurchases remaining under the program as of March 31, 2026.

As of December 31, 2025, our consolidated cash, cash equivalents, restricted cash, short-term investments and term deposits totaled approximately RMB8.7 billion (US$1.2 billion). We believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. Our PFIC classification is substantially attributable to our significant cash and deposit balances relative to the market capitalization of our ADSs, rather than to the nature of our business operations. We have been actively managing our capital allocation through a combination of returning capital to shareholders, pursuing strategic acquisitions and evaluating other operating investment opportunities. During 2025, we deployed approximately RMB633.9 million (US$90.6 million) in business acquisitions and returned approximately RMB1,096.2 million (US$156.8 million) to shareholders through cash dividends and share repurchases. We intend to continue evaluating opportunities to allocate our capital in a manner that balances our strategic objectives, investment return requirements, and shareholder value, while being mindful of the implications for our PFIC status. However, we do not intend to make investment decisions solely for the purpose of modifying our PFIC classification, as we believe capital allocation decisions should be driven primarily by their expected impact on long-term shareholder value.

Operating Activities

Net cash provided by operating activities amounted to RMB1,183.1 million (US$169.2 million) in 2025, as compared to a net income of RMB806.5 million (US$115.3 million) in the same period. The principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash items of RMB259.0 million (US$37.0 million) and an increase of RMB117.6 million (US$16.8 million) in working capital. The non-cash items primarily included RMB162.7 million (US$23.3 million) in share-based compensation expenses, RMB43.0 million (US$6.1 million) in depreciation of property and equipment, RMB38.8 million (US$5.5 million) in amortization of intangible assets, and RMB12.9 million (US$1.8 million) in share of loss on equity method investments. The increase in working capital was primarily attributable to an increase in deferred tax liabilities of RMB235.6 million (US$33.7 million), a decrease in other non-current assets of RMB151.0 million (US$21.6 million), and a decrease in prepaid expenses and other current assets of RMB110.9 million (US$15.9 million), partially offset by a decrease in accrued expenses and other current liabilities of RMB136.1 million (US$19.5 million), a decrease in income tax payable of RMB112.6 million (US$16.1 million), and a decrease in other non-current liabilities of RMB99.2 million (US$14.2 million). The increase in deferred tax liabilities was mainly because we accrued withholding income tax of RMB633.6 million (US$90.6 million) in 2025, which was more than RMB380.0 million (US$54.3 million), the withholding income tax we paid in 2025. The decrease in other non-current assets was mainly attributable to a decrease in right-of-use assets, partially offset by an increase in film cost in the process of production. The decrease in prepaid expenses and other current assets was mainly attributable to a decrease in interest receivable of term deposits. The decrease in accrued expenses and other current liabilities was mainly attributable to (i) a decrease in lease liabilities due within one year, (ii) a decrease in contingent liabilities in relation to litigation or claims, and (iii) a decrease in interest payable of bank borrowings. The decrease in income tax payable was primarily attributable to the settlement of withholding income tax of RMB100.0 million (US$14.3 million) related to the dividend distribution declared in 2024 but not yet paid.

Net cash provided by operating activities amounted to RMB1,640.0 million in 2024, as compared to a net income of RMB1,039.6 million in the same period. The principal items accounting for the difference between our net cash provided by operating activities and our net income were non-cash items of RMB288.1 million and an increase of RMB312.3 million in working capital. The non-cash items primarily include RMB192.6 million in share-based compensation expenses, RMB90.5 million in loss on long-term investments, and RMB52.8 million in depreciation of property and equipment, partially offset by RMB59.2 million in share of income on equity method investments. The increase in working capital was primarily attributable to an increase in deferred tax liabilities of RMB212.8 million and an increase in accrued expenses and other current liabilities of RMB139.6 million, partially offset by an increase in other non-current assets of RMB101.8 million. The increase in deferred tax liabilities was mainly because we accrued withholding income tax of RMB518.8 million in 2024, which was more than RMB200 million, the withholding income tax we paid in 2024. The increase in accrued expenses and other current liabilities was mainly attributable to (i) an increase in lease liabilities due within one year, (ii) an increase in contingent liabilities in relation to litigation or claims, and (iii) an increase in interest payable of bank borrowings. The increase in other non-current assets was mainly attributable to an increase in right-of-use assets, partially offset by a decrease in film cost in the process of production.

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

Investing Activities

Net cash provided by investing activities amounted to RMB164.5 million (US$23.5 million) in 2025, consisting primarily of cash received on maturity of term deposits, partially offset by cash paid for purchase of property and equipment, payment for long-term investments, payment for business acquisition and payment for short-term investments. The net change of the purchase and cash received on maturity of term deposits was a cash inflow of RMB1,944.3 million (US$278.0 million) in 2025.

Net cash used in investing activities amounted to RMB558.9 million in 2024, consisting primarily of cash paid in connection with the construction of office buildings and loans to a third-party company. The net change of the purchase and cash received on maturity of short-term and long-term deposits was a cash inflow of RMB195.1 million in 2024.

Net cash provided by investing activities amounted to RMB2,413.1 million in 2023, consisting primarily of cash received on maturity of short-term deposits, partially offset by the purchase of long-term deposits and short-term deposits.

Financing Activities

Net cash used in financing activities amounted to RMB5,439.2 million (US$777.8 million) in 2025, consisting primarily of the repayment of short-term borrowings, the repayment of long-term borrowings, the repurchase of ordinary shares and the payment of our declared special cash dividend.

Net cash provided by financing activities amounted to RMB236.2 million in 2024, consisting primarily of the proceeds from short-term borrowings, partially offset by the repurchase of ordinary shares and the payment of our declared special cash dividend.

Net cash used in financing activities amounted to RMB1,699.9 million in 2023, consisting primarily of the repurchase of our convertible senior notes, payment of our declared special cash dividend and repurchase of our ordinary shares, partially offset by the proceeds from long-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, contractual obligations, funds used for share repurchase and dividend payment.

Capital Expenditures

Our capital expenditures amounted to RMB576.3 million, RMB285.5 million and RMB492.5 million (US$70.4 million) in 2023, 2024 and 2025, respectively. In the past, our capital expenditures were principally incurred to purchase servers, computers and other office equipment, and to pay for leasehold improvements for our offices and the construction and acquisition of office buildings. In 2023, Beijing Momo IT and one of our subsidiaries, Beijing Leguanxing Information Technology Co., Ltd., entered into a cooperation agreement with Beijing Electronics Zone Co., Ltd. (which was subsequently supplemented and amended) for the purchase of a real property located in Beijing, China with a total floor area of approximately 34,000 square meters for a total consideration of RMB847.4 million, for business purposes. In 2025, we acquired office properties in Singapore and Chengdu, China, with a total floor area of approximately 6,100 square meters and an aggregate consideration of RMB408.0 million (US$58.3 million). We may purchase new servers, computers and other equipment in the future, as well as make office renovations improvements.

Contractual Obligations

The following table sets forth our contractual obligations by the specified categories as of December 31, 2025.

		Year ending December 31,
	Total	2026	2027	2028 and thereafter
	(RMB in thousands)
Operating lease obligations(1)	129,972	86,176	23,008	20,788
Investment commitment obligations(2)	78,000	78,000	—	—
Acquisition commitments(3)	25,154	25,154	—	—
Credit facilities to a related party(4)	5,540	5,540	—	—
Long-term debt obligations(5)	5,386	2,193	1,854	1,339
Capital commitments(6)	2,391	2,319	—	72

Total	246,443	199,382	24,862	22,199

Notes:

(1)

Operating lease obligations represent our obligations for leasing internet data center facilities and office space, which include all future cash outflows under ASC Topic 842, Leases. For our lease of offices, a significant portion of the risks and rewards of ownership are retained by the lessor under operating lease agreements. Please see “Leases” under Note 12 to our audited consolidated financial statements included in this annual report beginning on page F-1.

(2)

Our investment commitment obligations primarily relate to capital contribution obligations under certain investment arrangements which we entered into in 2022 and 2023. We expect our investment commitment obligations to be fulfilled in 2026.

(3)	Our acquisition commitments primarily relate to an acquisition of a Japanese business.
(4)	As of December 31, 2025, we had provided credit facilities with the amount of RMB5.5 million (US$0.8 million) to a related-party entities.
(5)

Including estimated interest payments of RMB0.1 million in total over the next four years from December 31, 2025 and principal payments of RMB5.3 million. The long-term borrowings (including current portion) outstanding as of December 31, 2025 bore interest at rates ranging from 0.63% to 2.0% per annum and were denominated in local currencies. 40% of the long-term borrowings were due in 2026 and the remaining 60% were due in installments through 2029. These borrowings were obtained by our overseas subsidiaries from local financial institutions.

(6)

Our capital commitments primarily relate to commitments on construction of office buildings, 97% of which are expected to be paid in 2026 and 3% of which are expected to be paid in 2029 according to the purchase agreements.

Other than the operating lease obligations, investment commitment obligations, acquisition commitments, credit facilities to third parties, long-term debt obligations and capital commitments shown above, we did not have any significant other commitments, or guarantees as of December 31, 2025.

Holding Company Structure

Our company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in Chinese mainland. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with Chinese mainland accounting standards and regulations. Under PRC law, each of our Chinese mainland subsidiaries and the VIEs is required to set aside 10% of their after-tax profits each year, if any, to fund a statutory common reserve until such reserve reaches 50% of their registered capital. Although the statutory common reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, the capital and statutory common reserves restricted which represented the amount of net assets of our relevant subsidiaries in Chinese mainland not available for distribution were RMB1,511.2 million (US$216.1 million) as of December 31, 2025.

C.	Research and Development

We focus our research and development efforts on the continual improvement and enhancement of our platform’s features and services, architecture and technological infrastructures, as well as security and integrity of our platform to protect the security and privacy of our users. We have a large team of engineers and developers, which accounted for approximately 37.8% of our employees as of December 31, 2025. Most of our engineers and developers are based in our headquarters in Beijing.

For the three years ended December 31, 2023, 2024 and 2025, our research and development expenditures, including share-based compensation expenses for research and development personnel, were RMB884.6 million, RMB804.4 million and RMB779.4 million (US$111.5 million), respectively. For the year ended December 31, 2025, our research and development expenditures represented 7.5% of our total net revenues. Our research and development expenses primarily consist of salaries and benefits, including share-based compensation expenses, for research and development personnel, depreciation and amortization, and office rental fees. Expenditures incurred during the research phase are expensed as incurred.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yan Tang	47	Chairman and Chief Executive Officer

Li Wang	42	Executive Director and President

Sichuan Zhang	42	Director and Chief Operating Officer

Dave Daqing Qi	62	Independent Director

Benson Bing Chung Tam	62	Independent Director

Cathy Hui Peng	47	Chief Financial Officer

Jianhua Wen	36	Chief Technology Officer

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

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB42.8 million (US$6.1 million) in cash to our executive officers, and we paid an aggregate of RMB0.6 million (US$90.0 thousand) in cash to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In accordance with the PRC law, our Chinese mainland subsidiaries and the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and a housing provident fund.

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

As of March 31, 2026, options to purchase 28,478,364 Class A ordinary shares (excluding those already forfeited and expired) had been granted under the 2012 Plan, of which options to purchase an aggregate of 2,600,000 Class A ordinary shares remained outstanding. The following paragraphs summarize the principal terms of the 2012 Plan.

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

2014 Plan

We adopted the 2014 Plan in November 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Plan is initially 14,031,194 Class A ordinary shares. Beginning in 2017, the number of shares reserved for future issuances under the 2014 Plan would be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 Plan. As of March 31, 2026, we have granted options to purchase 58,209,372 Class A ordinary shares (excluding those already forfeited and canceled) and 1,115,001 restricted share units (excluding those that have been forfeited) under our 2014 Plan, of which options to purchase an aggregate of 22,098,150 Class A ordinary shares remained outstanding and 93,750 restricted share units remained outstanding.

In March 2026, by resolution of the board of directors, we extended the exercise period of our 2014 plan to certain of our directors and executive officers and employees who failed to exercise their rights in a timely manner for an additional ten years from their respective original expiration dates.

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

2024 Plan

We adopted the 2024 Plan in December 2024. The maximum aggregate number of shares which may be issued pursuant to all awards (including incentive share options) are the number of shares subject to awards that were not granted under our 2014 Plan, and the number of shares subject to awards granted under our 2014 Plan that have expired or otherwise been terminated without having been exercised in full and the shares issued pursuant to awards granted under our 2014 Plan that have been forfeited to or repurchased by us due to failure to vest, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2025. As of March 31, 2026, we had granted options to purchase 7,661,926 Class A ordinary shares (excluding those already forfeited and canceled) and 100,000 restricted share units (excluding those that have been forfeited) under our 2024 Plan, of which options to purchase an aggregate of 7,656,926 Class A ordinary shares remained outstanding and 100,000 restricted share units remained outstanding.

Types of Awards. The 2024 Plan permits the awards of options, restricted shares and restricted share units.

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

The following table summarizes, as of March 31, 2026, the outstanding options under the 2012 Plan, 2014 Plan and 2024 Plan granted to certain officers, directors, employees and consultants.

Name	Class A Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Yan Tang	13,446,116	0.0002	Various dates between Oct 10, 2013, and April 7, 2025	Various dates between December 30, 2016 and March 31, 2036

Sichuan Zhang	1,692,800	0.0002	Various dates between April 4 2023 and April 7, 2025	Various dates between April 4 2033 and April 7, 2035

Cathy Hui Peng	1,692,040	0.0002	Various dates between May 17, 2017 and April 7, 2025	Various dates between May 17, 2027 and April 7, 2035

Jianhua Wen	926,356	0.0002	Various dates between January 5, 2024 and April 7, 2025	Various dates between January 5, 2034 and April 7, 2035

Other individuals as a group	14,597,757	0.0002	Various dates between May 4, 2015 and January 8, 2026	Various dates between May 4, 2025 and January 8, 2036

Total	32,355,069

The following table summarizes, as of March 31, 2026, the outstanding restricted share units granted to certain directors under the 2014 Plan and the 2024 Plan.

	Restricted Share Units for Class A Ordinary Shares	Date of Grant
Benson Bing Chung Tam	0	April 15, 2020
	0	April 15, 2021
	3,126	April 15, 2022
	15,626	April 6, 2023
	28,126	April 8, 2024
	50,000	April 7, 2025
Dave Daqing Qi	0	April 15, 2020
	0	April 15, 2021
	3126	April 15, 2022
	15,626	April 6, 2023
	28,126	April 8, 2024

	50,000	April 7, 2025

Total	193,756

Tantan 2015 Plan

In March 2015, Tantan adopted the 2015 Share Incentive Plan, pursuant to which a maximum aggregate of 1,000,000 ordinary shares are issuable upon exercise of awards. In April 2016 and March 2017, the board of directors of Tantan approved to adjust the maximum aggregate number of ordinary shares issuable upon exercise of awards to 2,000,000 and 2,793,812, respectively. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2015 share incentive plan, or the Amended and Restated 2015 Plan, and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2015 Plan to 9,039,035 shares. The Tantan 2015 Plan was administered by the board of directors of Tantan or any committee or director appointed by the board of directors of Tantan. The Tantan 2015 Plan expired in March 2025. As of March 31, 2026, options to purchase 819,683 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2015 Plan remained outstanding.

Tantan 2018 Plan

In July 2018, Tantan adopted the 2018 Share Incentive Plan, pursuant to which the maximum aggregate number of ordinary shares to be issued was initially 5,963,674, plus the number of ordinary shares authorized for issuance under the Tantan 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Tantan 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Tantan 2015 Plan that have expired without having been exercised in full or have otherwise become not exercisable. Tantan split its shares 1-for-5 on August 30, 2019. As a result, the board of directors of Tantan approved the amended and restated 2018 share incentive plan and adjusted the maximum aggregate number of shares that may be issued under the Tantan 2018 Plan to 29,818,370 shares, plus the number of ordinary shares authorized for issuance under Tantan’s Amended and Restated 2015 Plan, in an amount equal to (i) the number of ordinary shares that were not granted pursuant to the Amended and Restated 2015 Plan, plus (ii) the number of ordinary shares that were granted pursuant to the Amended and Restated 2015 Plan that have expired without having been exercised in full or have otherwise become unexercisable. The Tantan 2018 Plan is administered by the board of directors of Tantan or a committee designated by the board of directors of Tantan, which shall determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant. Under the Tantan 2018 Plan, Tantan may grant options, restricted shares or restricted share units to its directors, officers, employees, consultants, shareholders, subsidiaries or “related entities” as defined in the Tantan 2018 Plan. The term of the options granted under the Tantan 2018 Plan may not exceed ten years from the date of grant, except for any amendment, modification and termination of the Tantan 2018 Plan approved by its board. As of March 31, 2026, options to purchase 2,643,478 ordinary shares of Tantan (adjusted retrospectively for share split and excluding those already forfeited or redeemed) granted under the Tantan 2018 Plan remained outstanding.

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2026)
Country of Principal Executive Offices	Beijing
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.	Employees

We had 1,382, 1,390 and 1,400 employees as of December 31, 2023, 2024 and 2025, respectively. Geographically, as of December 31, 2025, we had 1,166 employees in Beijing, 63 employees outside of Beijing but within China (for the avoidance of doubt, including Hong Kong SAR), and approximately 171 employees outside of China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025

As of December 31, 2025
Function:
Research and development	788
Customer service, sales and marketing	136
Operations and cost	257
General administration	219

Total	1,400

In addition to our employees, we used 683 contract workers dispatched to us by staffing agencies as of December 31, 2025. These contract workers are primarily responsible for content management and monitoring and for customer service.

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

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 by:

•	each of our current directors and executive officers; and

•	each person known to us to own beneficially 5% or more of each class of our voting securities.

Percentage of beneficial ownership is based on a total of 295,494,802 outstanding ordinary shares of our company as of the date of March 31, 2026, comprising (i) 215,130,336 Class A ordinary shares, excluding the 1,083,390 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 80,364,466 Class B ordinary shares.

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

	Shares Beneficially Owned		Ordinary Shares Beneficially Owned	Voting Power
	Class A Ordinary Shares	Class B Ordinary Shares
Directors and executive officers*			%(1)	%(2)
Yan Tang(3)	11,657,581	80,364,466	30.0	79.1
Li Wang	—	—	—	—
Sichuan Zhang(4)	738,914	40,182,233	13.8	0
Dave Daqing Qi(5)	592,776	—	0.2	0
Benson Bing Chung Tam(6)	497,220	—	0.2	0.1
Cathy Hui Peng(7)	1,027,478	—	0.3	0.1
Jianhua Wen(8)	369,746	—	0.1	0
All directors and executive officers as a group	14,883,719	80,364,466	30.7	79.2

Principal Shareholders:
Prospera Investment Holding Limited(9)	—	40,182,233	13.6	39.4
Gallant Future Holdings Limited(10)	—	32,182,233	10.9	31.6
J O Hambro Capital Management Limited(11)	23,260,894	—	7.9	2.3
Renaissance Technologies LLC(12)	15,646,020	—	5.3	1.5

Notes:

*

Except for Mr. Benson Bing Chung Tam and Dr. Dave Daqing Qi, the business address for our executive officers and directors is Building 203, Block A10, Jiuxianqiao North Road, Chaoyang District, Beijing, China.

(1)

Percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by a given person or group by the sum of (i) 295,494,802 ordinary shares and (ii) and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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

(3)

Represent (i) 32,182,233 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited and (iv) 11,657,581 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2026 upon exercise of share options held by him under our share incentive plans. Gallant Future Holdings Limited and New Heritage Global Limited are companies incorporated in the British Virgin Islands and are wholly beneficially owned by Mr. Tang through separate family trusts. Prospera Investment Holding Limited is a company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a separate family trust. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang has sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited.

(4)

Represent (i) 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited and (ii) 738,914 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2026 upon exercise of share options held by her under our share incentive plans. Prospera Investment Holding Limited is a company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a separate family trust. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang, Ms. Zhang’s spouse, has sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited.

(5)

Represents Class A ordinary shares and ADSs held by Mr. Qi and Class A ordinary shares that Mr. Qi is entitled to acquire within 60 days from March 31, 2026 upon vesting of restricted share units held by Mr. Qi under our share incentive plans. The business address of Dr. Qi is Room 332, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, China.

(6)

Represents Class A ordinary shares and ADSs held by Mr. Tam and Class A ordinary shares that Mr. Tam is entitled to acquire within 60 days from March 31, 2026 upon vesting of restricted share units held by Mr. Tam under our share incentive plans. The business address of Mr. Tam is Room 1-4-2503, No. 2 East Xibahe, Chaoyang District, Beijing, China.

(7)	Represents Class A ordinary shares that Ms. Peng is entitled to acquire within 60 days from March 31, 2026 upon exercise of share options held by her under our share incentive plans.
(8)	Represents (i) 369,746 Class A ordinary shares that Mr. Wen is entitled to acquire within 60 days from March 31, 2026 upon exercise of share options held by him under our share incentive plans.
(9)

Represents 40,182,233 Class B ordinary shares held by Prospera Investment Holding Limited. Prospera Investment Holding Limited is a company incorporated in the British Virgin Islands and is wholly beneficially owned by Ms. Zhang through a family trust. Pursuant to the power of attorney and proxy granted by Prospera Investment Holding Limited, Mr. Tang has sole voting power over the ordinary shares and any other shares or securities issued or distributed to Prospera Investment Holding Limited. The registered address of Prospera Investment Holding Limited is Tortola Pier Park, Building 1, Second Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(10)

Represents 32,182,233 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is a company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust. Mr. Tang has sole power to direct the voting and disposition of shares of our company directly or indirectly held by Gallant Future Holdings Limited. The registered address of Gallant Future Holdings Limited is Sertus Chambers, P.O. Box 905, Quasticky Building, Road Town, Tortola, British Virgin Islands.

(11)

Represents 23,260,894 Class A ordinary shares represented by American depositary receipts held by J O Hambro Capital Management Limited, a company incorporated in England and Wales with its business address at Level 3, 1 St James’s Market, London SW1Y 4AH, United Kingdom, based on a Schedule 13G filed by J O Hambro Capital Management Limited on February 11, 2020.

(12)

Represents 15,646,020 Class A ordinary shares represented by American depositary receipts held by Renaissance Technologies Holdings Corporation, a company incorporated in Delaware with its business address at 800 Third Avenue, New York, New York 10022, United States and majority-owned by Renaissance Technologies LLC, based on a Schedule 13G/A jointly filed by the two entities on February 12, 2026.

To our knowledge, as of March 31, 2026, 217,339,440 of our Class A ordinary shares represented by 108,669,720 ADSs were held by one record shareholder in the United States, namely, Deutsche Bank Trust Company Americas, the depositary of our ADS program, including 1,083,390 Class A ordinary shares underlying 541,695 ADSs that it held on reserve for our company for the purposes of future issuances upon the exercise or vesting of awards granted under our share incentive plans.

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

Transactions with Certain Related Parties

In the year ended December 31, 2025, we provided several loans to a subsidiary of one of our investees, in the principal amount of RMB21.5 million (US$3.1 million). The borrower and its parent company became related parties of ours in November 2025. The loans bear interest at a rate of 2.59% per annum and are repayable within one year from the loan origination. As of December 31, 2025, the outstanding principal balance of the loan was RMB21.5 million (US$3.1 million), and the accrued but unpaid interest amounted to RMB290.8 thousand (US$41.6 thousand). The loan was entered into in the ordinary course of business. We believe that the terms of the loan are comparable to those that would have been obtained in an arm’s length transaction.

In connection with revenue sharing with talent agencies of live video services, we paid RMB179.0 million and RMB2.9 million to a subsidiary of one of our investees in 2023 and for the period from January 1, 2024 to January 15, 2024, respectively. We disposed of our investment in the parent company of this counterparty on January 15, 2024. As a result, the entities ceased to be our related parties as of the disposal date.

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

•

In March 2025, our board of directors declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. The cash dividend was paid on April 30, 2025 to shareholders of record at the close of business on April 11, 2025. The ex-dividend date was April 11, 2025. The aggregate amount of cash dividends paid was approximately US$47.9 million, which was funded by available cash on our balance sheet.

•

In March 2026, our board of directors declared a special cash dividend in the amount of US$0.28 per ADS, or US$0.14 per ordinary share. The cash dividend will be paid on April 30, 2026 to shareholders of record at the close of business on April 10, 2026. The ex-dividend date was April 10, 2026. The aggregate amount of cash dividends to be paid is approximately US$41.2 million, which will be funded by available cash on our balance sheet.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

If we are considered a “non-resident enterprise” by the Chinese mainland tax authorities, the dividends paid to us by our Chinese mainland subsidiaries will be subject to a 10% withholding tax. The PRC Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of Chinese mainland, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a different withholding arrangement. The Cayman Islands, where our Company is incorporated does not have such tax treaty with Chinese mainland. Our US subsidiary is not an immediate holding company of any of our Chinese mainland subsidiaries. Under the Arrangement Between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-Chinese mainland tax resident enterprise and holds at least 25% of the equity interests in the Chinese mainland enterprise distributing the dividends, subject to approval of the Chinese mainland local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable Chinese mainland tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Momo Technology HK Company Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its Chinese mainland subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required. In 2024, we were subject to the reduced withholding tax rate of 5% on dividends paid from Beijing Momo IT to Momo Technology HK Company Limited. In 2025, the relevant tax authority reassessed such qualification and required us to apply the statutory withholding tax rate of 10%. As a result, we recognized additional withholding tax for prior distributions, settled the related tax liabilities in 2025, and recorded withholding tax on certain undistributed earnings at the statutory rate of 10%.

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

This discussion, moreover, does not address the United States federal estate, gift, Medicare or any minimum tax, or any non-United States, state, or local tax considerations of the ownership and disposition of our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, non-United States income, and other tax considerations of an investment in our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

Our PFIC classification for the taxable year ended December 31, 2025 was primarily driven by the asset test described above, as the aggregate value of our cash, cash equivalents, term deposits and certain investment holdings constituted a significant portion of our total assets relative to our market capitalization. We believe the classification reflects the relationship between our market valuation and our net cash position rather than the operational nature of our business. While we continue to evaluate strategic opportunities to deploy capital into operating assets and to return capital to shareholders, our PFIC status in any year will depend significantly on the market price of our ADSs and the composition of our assets, both of which are subject to factors beyond our control. Accordingly, we cannot provide assurance that we will not be classified as a PFIC in the current or any future taxable year.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under its particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. Each U.S. Holder is urged to consult its tax advisor regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under its particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our principal shareholders are exempt from the reporting requirements contained in Section 16 of the Exchange Act and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

H.	Subsidiary Information

Not applicable.

I.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of RMB436.3 million, RMB511.0 million and RMB374.5 million (US$53.6 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We had cash, cash equivalents, restricted cash, short-term investment, short-term deposits and long-term deposits in total of RMB8,677.6 million (US$1,240.9 million) as of December 31, 2025. Assuming such amount of cash, cash equivalents, restricted cash, short-term investment and term deposits were held entirely in interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB86.8 million (US$12.4 million). Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Our revenues and costs are mostly denominated in RMB, while a portion of our revenues, costs, financial assets and liabilities are denominated in foreign currencies, including U.S. dollars. Changes in foreign exchange rates may materially affect our cash flows, revenues, earnings and financial position, and the value of our ADS in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Chinese Mainland—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.”

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us. In 2023, 2024 and 2025, we incurred foreign currency translation adjustment of a gain of RMB20.4 million, a gain of RMB132.2 million and a loss of RMB245.6 million (US$35.1 million), respectively.

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term deposits of US$269.9 million. If the U.S. dollar had appreciated or depreciated by 10% against the RMB, our U.S. dollar-denominated cash and cash equivalents and time deposits as of December 31, 2025 would have increased or decreased by RMB188.8 million in RMB terms.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, other program related expenses related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2025, we were entitled to receive RMB19.3 million (US$2.8 million) (after withholding tax) from the depositary as reimbursement for our expenses incurred in connection with, among other things, investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. This amount has been fully paid to us as of the date of this annual report.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation did not include HAPPN which was acquired in September 2025 and whose total assets and net revenues constituted 1.5% of our consolidated total assets as of December 31, 2015 and 1.0% of our consolidated net revenues for the year ended December 31, 2015, respectively. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hello Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hello Group Inc. and its subsidiaries (the “Company”), as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 28, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at HAPPN, which was acquired in September 2025, and whose financial statements constitute 1.5% of total assets and 1.0% of net revenue of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at HAPPN.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 28, 2026

Changes in Internal Control over Financial Reporting
There were no significant changes in our internal controls over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

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
Building 203, Block A10
Jiuxianqiao North Road
Chaoyang District, Beijing 100015
People’s Republic of China
Tel:
+86-10-5731-0538
Attention: Investor Relations Department

Item 16C.	Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID: 1113) for the periods indicated.

	2024	2025
	(in RMB thousands)
Audit fees (1)	16,000	15,410
Tax fees (2)	839	353
All other fees (3)	1,445	—

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
On June 7, 2022, our board of directors authorized a share repurchase program under which we may repurchase up to US$200 million of our shares over the next 24 months. On March 14, 2024, our board of directors approved to amend the share repurchase program to (i) extend the term of the share repurchase program up to June 30, 2026, and (ii) upsize the share repurchase program so that we are authorized to, from time to time, acquire up to an aggregate of US$286.1 million worth of our shares in the form of ADSs and/or our ordinary shares in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. On March 12, 2025, our board of directors approved an additional amendment to the share repurchase program, to (i) extend the term of the share repurchase program up to March 31, 2027, and (ii) upsize the share repurchase program by another $200 million, so that we are authorized to, from time to time, acquire up to an aggregate of US$486.1 million worth of our shares in the form of ADSs and/or the ordinary shares in the open market and through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The table below is a summary of the shares repurchased by us since January 1, 2025. All shares were repurchased in the open market pursuant to the 2022 share repurchase program announced on June 7, 2022 and amended on March 14, 2024 and March 12, 2025.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
		(U.S. dollar)		(U.S. dollar)
January 2025	1,623,546	7.11	1,623,546	222,140,103
February 2025	3,171	6.98	3,171	222,117,912
March 2025	2,349,952	6.83	2,349,952	206,010,424
April 2025	1,986,625	5.60	1,986,625	194,849,592
June 2025	284,666	7.99	284,666	192,569,281
July 2025	588,737	8.43	588,737	187,592,270
August 2025	210,842	7.98	210,842	185,906,272
September 2025	1,830,154	7.57	1,830,154	172,006,801
October 2025	2,242,881	7.05	2,242,881	156,140,436
November 2025	1,482,132	6.88	1,482,132	145,919,890
December 2025	2,516,389	6.66	2,516,389	129,115,605
January 2026	1,699,270	6.82	1,699,270	117,484,505
February 2026	866,731	6.46	866,731	111,866,102
March 2026	1,605,473	6.08	1,605,473	102,076,038
Total	19,290,569	6.80	19,290,569	102,076,038

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
Nasdaq Stock Market Rule 5620 requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.
Nasdaq Stock Market Rule 5605(c) requires each issuer to have an audit committee of at least three members. Nasdaq Stock Market Rule 5605(b) requires that a majority of the board of directors must be comprised of independent directors. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We followed home country practice and did not hold an annual meeting of shareholders in 2025. We currently follow our home country practice and have a two-person
audit committee. In addition, our board of directors is currently not composed of a majority of independent directors. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are permitted to follow home country practice in lieu of the relevant requirements of the Rule 5600 Series of the Nasdaq Stock Market Rules.
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
Risk Management and Strategy
We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybers
ecur
ity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program
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

Effective from January 1, 2025, following the cessation of QOOL’s operations and given the diminished scale of Tantan’s operations relative to the Group’s overall business, the Company’s chief operating decision maker began reviewing the Group’s financial performance on a consolidated basis as a single operating segment. This change aligns the Company’s segment disclosure with the financial information that the chief operating decision maker currently receives and uses to allocate resources and assess performance. Prior period segment information has been retrospectively revised to conform to the current presentation.

The consolidated financial statements of our company are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Second amended and restated memorandum and articles of association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for ordinary shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1, as amended (file no. 333-199996), filed with the SEC on November 28, 2014)

2.3	Deposit agreement dated December 10, 2014 among the Registrant, the depositary and holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-201769) filed with the SEC on January 30, 2015)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

Exhibit Number	Description of Document

4.1	Amended and restated 2012 share incentive plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.2	2014 share incentive plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.3	Form of indemnification agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.4	Form of employment agreement between the Registrant and each of its Executive Officers (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.5	Exclusive cooperation agreement by and between Beijing Momo IT and Tianjin Heer, and a supplemental agreement thereto, dated May 1, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2017)

4.6	Exclusive call option agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.7	Power of attorney by each shareholder of Beijing Momo dated April 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.8	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Momo and each of its shareholders, dated April 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.9	Spousal consent letter by the spouse of each of Yong Li, Zhiwei Li and Yan Tang (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.10	Shareholder confirmation letter by each of the shareholders of Beijing Momo dated April 18, 2014 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-199996) filed with the SEC on November 7, 2014)

4.11	Exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.12	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT and Loudi Momo, dated December 1, 2017 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2018)

4.13	Indenture between the Registrant and The Bank of New York Mellon dated July 2, 2018 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.14	Exclusive business cooperation agreement by and among Tantan Technology and Tantan Culture, dated May 27, 2015 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2019)

4.15	Equity interest pledge agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.16	Exclusive option agreement by and among Tantan Technology (Beijing) Co., Ltd., Tantan Culture and its shareholder, dated August 16, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.17	Power of attorney by shareholder of Tantan Culture, dated August 16, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.18	Exclusive cooperation agreement by and among Beijing Momo IT, its Chengdu Branch and Chengdu Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.19	Supplemental agreement to the exclusive cooperation agreement between Beijing Momo IT, its Chengdu Branch and Beijing Momo, dated January 6, 2020 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2020)

4.20	Business Operation Agreement by and between Beijing Momo IT and Beijing Momo dated April 18, 2022 (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

Exhibit Number	Description of Document

4.21	Supplemental Agreement to Exclusive Technology Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Momo dated April 18, 2022 (incorporated by reference to Exhibit 4.82 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 27, 2022)

4.22	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.23	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.24	Power of attorney by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.25	Power of attorney by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.61 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.26	Exclusive option agreement by and between Beijing Momo IT and Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.62 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.27	Exclusive option agreement by and between Beijing Momo IT and Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.63 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.28	Shareholder confirmation letter by Shasha Li, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.64 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.29	Shareholder confirmation letter by Ying Zhang, the shareholder of Beijing Perfect Match, dated September 15, 2022 (incorporated by reference to Exhibit 4.65 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.30	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Shasha Li, dated September 15, 2022 (incorporated by reference to Exhibit 4.66 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.31	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Perfect Match and Ying Zhang, dated September 15, 2022 (incorporated by reference to Exhibit 4.67 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.32	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.33	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.69 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.34	Power of attorney by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.35	Power of attorney by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.71 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.36	Exclusive option agreement by and between Beijing Momo IT and Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.72 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.37	Exclusive option agreement by and between Beijing Momo IT and Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.38	Shareholder confirmation letter by Minyan Wang, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.74 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.39	Shareholder confirmation letter by Shasha Li, the shareholder of SpaceTime Beijing, dated September 15, 2022 (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

Exhibit Number	Description of Document

4.40	Equity interest pledge agreement by and among Beijing Momo IT SpaceTime Beijing and Minyan Wang, dated September 15, 2022 (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.41	Equity interest pledge agreement by and among Beijing Momo IT SpaceTime Beijing and Shasha Li, dated September 15, 2022 (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.42	Exclusive Technical Consulting and Management Services Agreement by and between Beijing Momo IT and Beijing Top Maker, dated February 16 2023 (incorporated by reference to Exhibit 4.78 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.43	Exclusive Business Cooperation Agreement by and between Beijing Momo IT and Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.79 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.44	Power of attorney by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.80 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.45	Power of attorney by Kuan He, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.46	Exclusive option agreement by and between Beijing Momo IT and Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.82 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.47	Exclusive option agreement by and between Beijing Momo IT and Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.83 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.48	Shareholder confirmation letter by Fei Dai, the shareholder of Beijing Top Maker, dated February 16, 2023 (incorporated by reference to Exhibit 4.84 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.49	Shareholder confirmation letter by Kuan He, the shareholder of Beijing Top Marker, dated February 16, 2023 (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.50	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Fei Dai, dated February 16, 2023 (incorporated by reference to Exhibit 4.86 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.51	Equity interest pledge agreement by and among Beijing Momo IT, Beijing Top Marker and Kuan He, dated February 16, 2023 (incorporated by reference to Exhibit 4.87 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 25, 2023)

4.52	Cooperation agreement by and among Beijing Electronics Zone Co., Ltd., Beijing Leguanxing Information Technology Co., Ltd. and Beijing Momo IT, dated September 18, 2023 (incorporated by reference to Exhibit 4.88 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

4.53	Exclusive business cooperation agreement by and between QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 16, 2024 (incorporated by reference to Exhibit 4.63 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025)

4.54	Exclusive option agreement by and among QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024 (incorporated by reference to Exhibit 4.64 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025)

4.55	Equity interest pledge agreement by and among QOOL Media Technology (Tianjin) Co., Ltd., Tianjin QOOL Media and Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024 (incorporated by reference to Exhibit 4.65 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025)

4.56	Power of attorney by Beijing Momo, the shareholder of Tianjin QOOL Media, dated December 16, 2024 (incorporated by reference to Exhibit 4.66 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025)

4.57	Exclusive Technical Consulting and Management Services Agreement by and among QOOL Media Technology (Tianjin) Co., Ltd. and Tianjin QOOL Media, dated December 16, 2024 (incorporated by reference to Exhibit 4.67 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025)

Exhibit Number	Description of Document

8.1*	List of subsidiaries and consolidated entities of the Registrant

11.1	Code of business conduct and ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-199996) filed with the Securities and Exchange Commission on November 7, 2014)

11.2	Hello Group Inc. Amended and Restated statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 28, 2025).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Jingtian & Gongcheng

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

97	Clawback Policy (incorporated by reference to Exhibit 97 of our annual report on Form 20-F (file no. 001-36765) filed with the SEC on April 26, 2024)

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104.*	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hello Group Inc.

By:	/s/ Yan Tang
	Name:	Yan Tang
	Title:	Chief Executive Officer

Date: April 28, 2026

Hello Group Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hello Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hello
Group
Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control-Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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

Revenue Recognition - virtual gift service revenue - Refer to Note 2 of the financial statements
Critical Audit Matter Description
The Company generates virtual gift service revenue from sales of virtual items to users of the Company’s platforms which can be consumed on the platform. Revenue related to each of the virtual items is recognized at the point-in-time
when the virtual item is consumed by paying users. Because of the nature of the Company’s virtual items, the Company uses automated systems to process and record its revenue transactions. We identified virtual gift service revenue as a critical audit matter considering the nature of the audit evidence obtained is highly dependent on the Company’s information technology (“IT”) systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT specialists and data analytics specialists to assist with the performance of certain procedures.
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

—	Performed procedures to reconcile the cash received and recorded in the payment system with the collection records of major third-party online payment channels.

—	On a sample basis, recalculated the virtual gift service revenue amounts recognized by utilizing computer-assisted audit techniques.

—
On a sample
basis
, performed test of details over revenue transactions, which includes tracing revenue recognized for each selection to order amounts, order status, and cash recharge records tracked in the payment system and the business system.

—	Performed data analytics on users’ behaviors in the platforms and evaluated trends in the recorded revenue.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 28, 2026
We have served as the Company’s auditor since 2014.

Hello Group Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and share related data, or otherwise noted)

	As of December 31,

	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	4,122,659	5,320,022	760,753
Short-term deposits	2,026,245	3,112,207	445,040
Restricted cash	4,566,477	120,612	17,247
Short-term investment	—	124,713	17,834
Accounts receivable, net of allowance for doubtful accounts of RMB12,433 and RMB18,623 as of December 31, 2024 and 2025, respectively	192,317	246,208	35,207
Amount due from a related party	—	21,751	3,110
Prepaid expenses and other current assets	1,104,172	791,317	113,157

Total current assets	12,011,870	9,736,830	1,392,348
Long-term deposits	3,059,860	—	—
Long-term restricted cash	953,285	—	—
Right-of-use assets, net	252,169	118,799	16,988
Property and equipment, net	897,036	1,420,030	203,062
Intangible assets, net	86,661	240,716	34,422
Rental deposits	13,280	3,585	513
Long-term investments	825,533	1,514,042	216,505
Other non-current assets	110,960	114,384	16,357
Deferred tax assets	36,066	34,614	4,950
Goodwill	136,250	596,299	85,270

Total assets	18,382,970	13,779,299	1,970,415

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to the Company of RMB510,373 and RMB466,625 as of December 31, 2024 and 2025, respectively)	615,254	584,557	83,593
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of RMB394,895 and RMB396,719 as of December 31, 2024 and 2025, respectively)	427,702	468,221	66,955
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB331,384 and RMB299,610 as of December 31, 2024 and 2025, respectively)	704,410	848,679	121,359
Lease liabilities due within one year (including lease liabilities due within one year of the consolidated VIEs without recourse to the Company of RMB20,966 and RMB1,650 as of December 31, 2024 and 2025, respectively)	141,971	83,590	11,953
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of RMB19,694 and RMB6,307 as of December 31, 2024 and 2025, respectively)	157,057	44,787	6,404
Deferred consideration in connection with business acquisitions-current	28,027	47,839	6,841
Short-term borrowings	2,365,535	—	—
Long-term borrowings, current portion	1,938,385	2,118	303
Convertible senior notes-current	20,191	—	—

Total current liabilities	6,398,532	2,079,791	297,408

Deferred consideration in connection with business acquisitions-non current	65,694	—	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB2,820 and RMB1,567 as of December 31, 2024 and 2025, respectively)	241,915	531,996	76,074
Long-term borrowings	—	3,133	448
Lease liabilities (including lease liabilities of the consolidated VIEs without recourse to the Company of RMB6,672 and RMB1,678 as of December 31, 2024 and 2025, respectively)	115,105	39,986	5,718
Other non-current liabilities	129,051	39,605	5,663

Total liabilities	6,950,297	2,694,511	385,311

Commitments and contingencies (Note 20)
Equity
Class A ordinary shares ($0.0001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 260,602,142 shares issued, 247,821,242 shares outstanding as of December 31, 2024 and 246,041,966 shares issued, 223,202,490 shares outstanding as of December 31, 2025, respectively)	161	150	21
Class B ordinary shares ($0.0001 par value; 100,000,000 and 100,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 80,364,466 and 80,364,466 shares issued and outstanding as of December 31, 2024 and 2025 respectively)	49	49	8
Treasury stock	(325,226)	(561,494)	(80,293)
Additional paid-in capital	4,925,642	4,572,730	653,892
Retained earnings	6,643,721	7,101,552	1,015,508
Accumulated other comprehensive income (loss)	1,055	(234,543)	(33,539)
Non-controlling interest	187,271	206,344	29,507

Total equity	11,432,673	11,084,788	1,585,104

Total liabilities and equity	18,382,970	13,779,299	1,970,415

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	12,002,323	10,562,971	10,367,096	1,482,475
Cost and expenses:
Cost of revenues (including share-based compensation of RMB6,307, RMB7,643 and RMB8,406 in 2023, 2024 and 2025, respectively)	(7,025,394)	(6,447,341)	(6,446,619)	(921,854)
Research and development (including share-based compensation of RMB64,561, RMB43,526 and RMB41,998 in 2023, 2024 and 2025, respectively)	(884,590)	(804,425)	(779,449)	(111,460)
Sales and marketing (including share-based compensation of RMB29,066, RMB19,520 and RMB15,874 in 2023, 2024 and 2025, respectively)	(1,414,949)	(1,329,780)	(1,368,658)	(195,715)
General and administrative (including share-based compensation of RMB167,167, RMB121,883 and RMB96,467 in 2023, 2024 and 2025, respectively)	(502,479)	(507,658)	(455,393)	(65,120)

Total cost and expenses	(9,827,412)	(9,089,204)	(9,050,119)	(1,294,149)
Other operating income	130,105	59,003	37,586	5,375

Income from operations	2,305,016	1,532,770	1,354,563	193,701
Interest income	436,253	510,964	374,466	53,548
Interest expense	(62,223)	(127,846)	(72,438)	(10,358)
Other gain or (loss), net	(26,685)	(90,509)	5,682	813

Income before income tax and share of (loss) income on equity method investments	2,652,361	1,825,379	1,662,273	237,704
Income tax expense	(630,023)	(845,022)	(842,869)	(120,529)

Income before share of (loss) income on equity method investments	2,022,338	980,357	819,404	117,175
Share of (loss) income on equity method investments	(70,643)	59,216	(12,879)	(1,842)

Net income	1,951,695	1,039,573	806,525	115,333

Less: net (loss) income attributable to non-controlling interest	(5,886)	—	2,512	359

Net income attributable to the shareholders of Hello Group Inc.	1,957,581	1,039,573	804,013	114,974

Net income per share attributable to ordinary shareholders
Basic	5.18	2.81	2.42	0.35
Diluted	4.92	2.78	2.37	0.34
Weighted average shares used in calculating net income per ordinary share
Basic	377,639,399	369,312,997	332,356,281	332,356,281
Diluted	401,833,328	373,591,974	338,597,079	338,597,079
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income	1,951,695	1,039,573	806,525	115,333
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	20,414	132,248	(245,615)	(35,122)

Comprehensive income	1,972,109	1,171,821	560,910	80,211
Less: comprehensive income (loss) attributed to the non-controlling interest	357	5,111	(7,505)	(1,073)

Comprehensive income attributable to Hello Group Inc.	1,971,752	1,166,710	568,415	81,284

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and share related data, or otherwise noted)

			Additional paid-in capital			Retained earnings	Accumulated other comprehensive (loss) income	Non-controlling interests	Total shareholders’ equity
	Ordinary Shares			Treasury stock
	Shares	Amount		Shares	Amount
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	429,255,800	281	7,587,543	(52,284,464)	(1,991,185)	5,320,921	(140,253)	153,331	10,930,638
Net income (loss)	—	—	—	—	—	1,957,581	—	(5,886)	1,951,695
Repurchase of shares	—	—	—	(8,354,042)	(212,195)	—	—	—	(212,195)
Share-based compensation	—	—	252,350	—	—	—	—	1,330	253,680
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	6,467,898	5	605	—	—	—	—	—	610
Acquisition of non-controlling interests	—	—	(26,823)	—	—	—	—	26,823	—
Cash Dividends	—	—	—	—	—	(958,052)	—	—	(958,052)
Foreign currency translation adjustment	—	—	—	—	—	—	14,171	6,243	20,414

Balance as of December 31, 2023	435,723,698	286	7,813,675	(60,638,506)	(2,203,380)	6,320,450	(126,082)	181,841	11,986,790
Net income	—	—	—	—	—	1,039,573	—	—	1,039,573
Repurchase of shares	—	—	—	(51,386,354)	(1,197,439)	—	—	—	(1,197,439)
Share-based compensation	—	—	187,478	—	—	—	—	319	187,797
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	4,486,870	3	3	—	—	—	—	—	6
Cancellation of shares repurchased	(99,243,960)	(79)	(3,075,514)	99,243,960	3,075,593	—	—	—	—
Cash Dividends	—	—	—	—	—	(716,302)	—	—	(716,302)
Foreign currency translation adjustment	—	—	—	—	—	—	127,137	5,111	132,248

Balance as of December 31, 2024	340,966,608	210	4,925,642	(12,780,900)	(325,226)	6,643,721	1,055	187,271	11,432,673
Net income	—	—	—	—	—	804,013	—	2,512	806,525
Repurchase of shares	—	—	—	(30,238,190)	(749,983)	—	—	—	(749,983)
Share-based compensation	—	—	160,772	—	—	—	—	8	160,780
Issuance of ordinary shares in connection with exercise of options and vesting of restricted share units	5,619,438	4	4	—	—	—	—	—	8
Cancellation of shares repurchased	(20,179,614)	(15)	(513,700)	20,179,614	513,715	—	—	—	—
Cash Dividends	—	—	—	—	—	(346,182)	—	—	(346,182)
Acquisition of a subsidiary	—	—	—	—	—	—	—	26,582	26,582
Disposal of non-controlling interests	—	—	12	—	—	—	—	(12)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(235,598)	(10,017)	(245,615)

Balance as of December 31, 2025	326,406,432	199	4,572,730	(22,839,476)	(561,494)	7,101,552	(234,543)	206,344	11,084,788

The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and share related data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	1,951,695	1,039,573	806,525	115,333
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	74,492	52,847	43,040	6,155
Amortization of intangible assets	5,116	5,886	38,775	5,545
Share-based compensation	267,101	192,572	162,745	23,273
Share of loss (income) on equity method investments	70,643	(59,216)	12,879	1,842
Gain or loss on fair value changes of short-term investments	—	—	(5,722)	(819)
Gain on repurchase of convertible senior notes	(4,565)	—	—	—
Gain or loss on long-term investments	31,250	90,509	40	6
Gain or loss on disposal of property and equipment	(518)	(62)	(465)	(66)
Provision of losses on receivable and other assets	11,624	3,618	6,893	986
Returns on investments	2,067	1,927	797	114
Changes in operating assets and liabilities
Accounts receivable	(21,308)	7,605	(24,031)	(3,436)
Prepaid expenses and other current assets	84,802	(72,069)	110,876	15,855
Amount due from a related party	(27,203)	27,258	(291)	(42)
Deferred tax assets	2,600	(4,323)	1,369	196
Rental deposits	7,776	(309)	11,375	1,627
Other non-current assets	(11,606)	(101,837)	150,978	21,590
Accounts payable	13,707	(3,257)	(37,788)	(5,404)
Income tax payable	25,952	62,337	(112,568)	(16,097)
Deferred revenue	(42,390)	(25,651)	17,452	2,496
Accrued expenses and other current liabilities	(183,772)	139,607	(136,112)	(19,464)
Amount due to a related party	(4,865)	(4,314)	—	—
Deferred tax liabilities	(147)	212,835	235,554	33,684
Other non-current liabilities	24,710	74,458	(99,212)	(14,187)

Net cash provided by operating activities	2,277,161	1,639,994	1,183,109	169,187

Cash flows from investing activities
Purchase of property and equipment	(576,310)	(285,541)	(492,517)	(70,429)
Payment for long-term investments	(18,750)	(69,209)	(482,259)	(68,962)
Payment for business acquisition	—	(136,642)	(633,877)	(90,643)
Purchase of term deposits	(5,238,581)	(2,851,946)	(2,592,723)	(370,754)
Cash received on maturity of term deposits	7,909,820	3,047,041	4,536,981	648,780
Returns of investments	1,517	120	1,145	164
Payment for short-term investments	—	—	(122,396)	(17,502)
Cash received from sales of short-term investment	308,550	—	—	—
Cash received from sales of long-term investment	25,000	2,000	—	—
Loans to third-party companies	—	(265,613)	(47,735)	(6,826)
Loan to a related party	—	—	(3,000)	(429)
Other investing activities	1,823	903	851	122

Net cash provided by (used in) investing activities	2,413,069	(558,887)	164,470	23,521

Cash flows from financing activities
Settlement of deferred payment in connection with business acquisition	—	—	(17,132)	(2,450)
Proceeds from exercise of share options	601	18	5	1
Repurchase of ordinary shares	(212,195)	(1,197,439)	(749,983)	(107,246)
Repurchase of subsidiary’s share options	(4,319)	—	—	—
Dividends payment	(958,052)	(716,302)	(346,182)	(49,503)
Proceeds from short-term borrowings	—	2,365,535	—	—
Proceeds from long-term borrowings	2,154,000	—	—	—
Repayment of short-term borrowings	—	—	(2,365,535)	(338,267)
Repayment of long-term borrowings	—	(215,615)	(1,940,122)	(277,434)
Payment for redemption of convertible bonds	(2,679,942)	—	(20,221)	(2,892)

Net cash (used in) provided by financing activities	(1,699,907)	236,197	(5,439,170)	(777,791)

Effect of exchange rate changes	93,988	42,205	(110,196)	(15,765)

Net increase (decrease) in cash, cash equivalent and restricted cash	3,084,311	1,359,509	(4,201,787)	(600,848)
Cash and cash equivalents and restricted cash at the beginning of year	5,198,601	8,282,912	9,642,421	1,378,848

Cash, cash equivalents and restricted cash at the end of year	8,282,912	9,642,421	5,440,634	778,000

Cash and cash equivalents	5,620,466	4,122,659	5,320,022	760,753
Restricted cash	2,662,446	5,519,762	120,612	17,247

Cash, cash equivalents and restricted cash at the end of year	8,282,912	9,642,421	5,440,634	778,000

Supplemental disclosure of cash flow information:
Cash paid for income taxes (i)	(599,992)	(579,534)	(767,938)	(109,814)
Cash paid for interest	(36,827)	(99,283)	(102,081)	(14,597)
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of property and equipment	1,009	9,451	81,035	11,588
Right-of-use assets acquired in operating lease	85,924	254,745	40,588	5,804
Deferred consideration in connection with business acquisition	—	65,694	8	1

(i)	For the year ended December 31, 2025, income taxes paid amounted to RMB747 million (US$107 million) in Chinese mainland, and RMB21 million (US$3 million) in jurisdictions outside Chinese mainland.
The accompanying notes are an integral part of these consolidated financial statements.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Hello Group Inc. (the “Company”) is the holding company for a group of companies, which was incorporated in the British Virgin Islands (“BVI”) on November 23, 2011. In July 2014, the Company was redomiciled in the Cayman Islands (“Cayman”) as an exempted company registered under the laws of the Cayman Islands, and was renamed Momo Inc.. In August 2021, the Company changed its name from “Momo Inc.” to “Hello Group Inc.”. The Company, its subsidiaries, which include the wholly-foreign owned enterprises (“WFOEs”), consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively the “Group”) are principally engaged in providing mobile-based social and entertainment services.
As of December 31, 2025, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Major subsidiaries
Momo Technology HK Company Limited (“Momo HK”)
Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”)
Beijing Leguanxing Information Technology Co., Ltd. (“Leguanxing”)
Tantan Limited (“Tantan”)
Tantan Hong Kong Limited (“Tantan HK”)
Tantan Technology (Beijing) Co., Ltd. (“Tantan Technology”)
SpaceCape Technology Pte. Ltd.
DeepMatch Technology Pte.Ltd.
HAPPN
Ruby 14 Investment Pte. Ltd.
Hello Planet Pte.
Major VIEs
Beijing Momo Technology Co., Ltd. (“Beijing Momo”) *
Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”) *
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
Hainan Miaoka Network Technology Co., Ltd. (“Miaoka”) *

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.
The VIE arrangements
The People’s Republic of China (“PRC”) regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, internet audio-video program services and certain other businesses in the PRC where certain licenses are required for the provision of such services. The Group provides substantially all of its services in China through certain PRC domestic companies, which hold the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. Specifically, these PRC domestic companies that are material to the Company’s business are Beijing Momo, Chengdu Momo, Tianjin Heer, Loudi Momo, Miaoka, Tantan Culture, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing, and Tantan Apollo. The equity interests of these PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
In November 2024, to facilitate the capital increase of QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”), the Company terminated the VIE agreements between QOOL Media Technology (Tianjin) Co., Ltd. and QOOL Tianjin. Immediately after completing the capital increase of QOOL Tianjin, the Company restated the VIE agreements on December 16, 2024. The change did not have an impact on the Company’s control over and consolidation of QOOL Tianjin. In October 2025, QOOL Tianjin was deregistered.
In February 2025, the Company terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd. and Miaoka. After the termination, Tianjin Heer acquired Miaoka from its Nominee Shareholders pursuant to the equity transfer agreements and Miaoka became a subsidiary of Tianjin Heer.
In February 2025, the Company terminated all the VIE agreements between Beijing Yiliulinger Information Technology Co., Ltd. and Hainan Yilingliuer Network Technology Co., Ltd. (“Hainan Yilingliuer”). After the termination, Beijing Momo acquired Hainan Yilingliuer from its Nominee Shareholders pursuant to equity transfer agreements and Hainan Yilingliuer became a subsidiary of Beijing Momo.
In December 2025, the Company terminated all the VIE agreements between Beijing Wozaixiangxiang Information Technology Co., Ltd. and Tianjin Nishuodedoudui Tech Co., Ltd. (“Tianjin Nishuodedoudui”). After the termination, Beijing Momo acquired Tianjin Nishuodedoudui from its Nominee Shareholders pursuant to equity transfer agreements and Tianjin Nishuodedoudui became a subsidiary of Beijing Momo.
The changes in VIE structure did not have an impact on the Company’s control over and consolidation of Miaoka, Hainan Yilingliuer and Tianjin Nishuodedoudui.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
Risk in relation to the VIE structure
The Company believes that the WFOEs’ contractual arrangements with the VIEs are in compliance with PRC laws and are legally enforceable. However, some of the shareholders of the VIEs are also directors or officers of the Company. Conflicts of interest may arise between the roles of these individuals as directors or officers of the Company and as shareholders of the VIEs. The Company relies on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the Company to act in good faith and in the best interest of the Company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint the Company’s Chinese mainland subsidiaries, or a person designated by the Company’s Chinese mainland subsidiaries to vote on their behalf and exercise voting rights as shareholders of the VIEs. The Company cannot assure that when conflicts arise, shareholders of the VIEs will act in the best interest of the Company or that conflicts will be resolved in the Company’s favor. If the Company cannot resolve any conflicts of interest or disputes between the Company and VIEs’ shareholders, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to the Company’s operations. There is also uncertainty as to the outcome of any such legal proceedings.
The Company’s ability to control the VIEs also depends on the Power of Attorneys. The WFOEs and VIEs can vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorneys are legally enforceable but may not be as effective as direct equity ownership.
In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations in the future, the PRC government could:

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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
The following consolidated financial statements amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31:

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	1,060,972	715,383
Short-term deposits	—	150,000

Other current assets	519,462	502,995
Total current assets	1,580,434	1,368,378
Long-term deposits	150,000	—
Long-term investments	182,002	153,984
Other non-current assets	184,053	150,794

Total assets	2,096,489	1,673,156

Accounts payable	510,373	466,625
Deferred revenue	394,895	396,719
Other current liabilities	372,044	307,567

Total current liabilities	1,277,312	1,170,911
Other non-current liabilities	9,492	3,245

Total liabilities	1,286,804	1,174,156

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	11,203,950	9,392,080	8,367,094
Net income	4,179,878	3,117,577	3,028,247
Net cash provided by operating activities	4,118,893	3,347,280	2,967,161
Net cash provided by investing activities	726,076	2,050	750
Net cash provided by financing activities	—	—	—
The
VIEs contributed an aggregate of 93.3%, 88.9% and 80.7% of the consolidated net revenues for each of the years ended December 31, 2023, 2024 and 2025, respectively. As of the fiscal years ended December 31, 2024 and 2025, the VIEs accounted for an aggregate of 11.4% and 12.1%, respectively, of the consolidated total assets, and 18.5% and 43.6%, respectively, of the consolidated total liabilities.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued
Risk in relation to the VIE structure
- continued

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to consolidated VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments
Short-term investments primarily consist of
non-physical
gold (commonly referred to as “paper gold”) and digital assets. For digital assets, the Company adopted FASB ASU 2023-08, “Accounting for and Disclosure of Crypto Assets” for qualifying crypto assets, including Bitcoin and Ethereum. Short-term investments are initially recorded at cost and subsequently measured at fair value in accordance with ASC 820,
Fair Value Measurement
. The change in fair value is recognized under “Other gain or (loss), net” in the consolidated statements of operations.
Restricted cash
Restricted cash mainly represent term deposits held in designated bank accounts pledged for borrowings, United States dollar (“US$”) deposits held in escrow account related to payable to Tantan’s founders in accordance with its share options repurchase agreement, US$ deposits held in escrow account related to acquisition consideration in connection with a business acquisition, and RMB deposits in restricted bank accounts that cannot be withdrawn related to ongoing investigations of the alleged illegal activities on the source of the funding consumed on the Company’s platforms. The Company considers the expected timing of the release of the restrictions to determine the appropriate financial statement classification.
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
Financial instruments
Financial instruments of the Group primarily consist of cash and cash equivalents, short-term deposits, short-term investments, restricted cash, long-term deposits, accounts receivable, amount due from a related party, equity securities without readily determinable fair value, fair value option investment, available-for-sale
investment, accounts payable, deferred revenue, convertible senior notes, borrowings, income tax payable and amount due to a related party.
The Group carries its fair value option investment, short-term investments and available-for-sale
investment at fair value. Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. The carrying values of restricted cash, accounts receivable, amount due from a related party, accounts payable, deferred revenue, income tax payable and amount due to a related party approximate their fair values. It is not practical to estimate the fair value of the Group’s equity securities without readily determinable fair value because of the lack of quoted market price and the inability to estimate fair value without incurring excessive costs. The fair value of the Company’s convertible senior notes, borrowings and term deposits are discussed in Note 14.
Foreign currency risk
The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. Cash and cash equivalents, restricted cash, short-term investments and term deposits of the Group included aggregate amounts of RMB7,226 million and RMB6,361 million as of December 31, 2024 and 2025, respectively, which were denominated in RMB.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,

	2024	2025
A	21%	26%
B	13%	11%
C	N/A	10%
As of December 31, 2024 and 2025, no user or customer accounted for 10% or more of accounts receivable.
Concentration of revenue
No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.
Asset acquisition
When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on their cost. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values and does not give rise to goodwill.
For the years ended December 31, 2025, the Group entered into one transaction, accounted for as an asset acquisition, to acquire certain assets for development purpose, which includes
RMB

 million of land and RMB
24
 million of construction in progress, respectively.
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
Under the equity method of accounting, the affiliated company’s accounts are not reflected within the Group’s consolidated balance sheets and consolidated statements of operations; however, the Group’s share of the earnings or losses of the affiliated company is reflected in the caption “share of (loss) income on equity method investments” in the consolidated statements of operations.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investments
– continued
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
Available-for-sale
investments
For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale
investments when they are not classified as either trading or held-to-maturity
investments.
Available-for-sale
investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.
The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive income (loss). Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit
related is recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer equipment	3 years
Office equipment	3-5 years
Vehicles	4-6 years
Buildings	29-50 years
Building improvement	10 years
Land	Indefinite
Leasehold improvement	Shorter of the lease term or estimated useful lives
Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress and are reported under property and equipment, net. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and 2025, construction in progress in the amount of RMB760,411 and RMB92,395, respectively, were primarily relating to the construction of office buildings and related premises.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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

License	10 years
Technology	3-5.3 years
Active user	0.3-5 years
Trade name	10-11 years
Non-compete agreement	3 years
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
Revenue recognition
The Group principally derives its revenue from value-added service and other services. The Group recognizes revenue when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applied the five steps method outlined in ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) to all revenue streams. In addition, the standard requires disclosures of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
For the years ended December 31, 2023, 2024 and 2025, the Group’s revenue is reported net of discounts, value added tax and surcharges.

(a)	Value-added service
Value-added service revenues mainly include virtual gift revenues from various audio, video and text-based scenarios, and membership subscription revenues.
Virtual gift
Virtual gift service enhances users’ experience of interaction and social networking with each other. The Group generates revenue from the sale of virtual items that it designs and develops. These virtual items are offered to users at pre-determined
stand-alone selling prices. Upon purchase, users may send the virtual items to other users (the “Recipients”) within the Group’s platform. The Group has a recharge system for users to purchase the Group’s virtual currency that can then be used to purchase virtual items on the Group’s platform. Users can recharge via various third-party application stores and other payment channels. Virtual currency is non-refundable
and does not have any expiration date. Based on the turnover history of virtual currency, the Group determined that the virtual currency is often consumed soon after it is purchased and accordingly, the Group concluded that any breakage would be insignificant. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued
Revenue recognition
- continued

(a)	Value-added service - continued
Virtual gift
- continued
The Recipients can either host performance on their own or join a talent agency. Under arrangements entered into with Recipients and talent agencies, the Group shares a portion of the revenues derived from the sales of virtual items with them (“Revenue Sharing”). The Group has evaluated and determined that it is the principal and views the users to be its customers. Specifically, the Group controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Group reports its virtual gift service revenues on a gross basis with amounts billed to users for the virtual items recorded as revenues and the Revenue Sharing paid to the Recipients and talent agencies recorded as cost of revenues.
Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Group has determined that the virtual items represent one performance obligation in the virtual gift service. Revenue related to each of the virtual items is recognized at the point-in-time
when the virtual item is transferred directly to the Recipients by users. All virtual items are nonrefundable, typically consumed at a point-in-time
and expired a few days after the purchase. Although virtual items have expiry dates, the Group considers that the impact of breakage for the virtual items is insignificant as historical data shows that virtual items are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods presented. The Group does not have further performance obligations to the users after the virtual items are consumed.
For virtual gift service, the Group also provides various combinations of virtual items for users to purchase and grant virtual item coupons with the purchase, which are generally capable of being distinct. Specifically, the Group enters into certain contracts with its users where virtual item coupons are granted to users with a purchase. The virtual item coupons can be used by the users to exchange for free virtual items in the future. Such virtual item coupons typically expire a few days after being granted. The Group has determined that the virtual item coupons represent a material right under Topic 606 which is recognized as a separate performance obligation at the outset of the arrangement. Judgment is required to determine the standalone selling price for each distinct virtual item and virtual item coupon. The Group allocates the consideration to each distinct virtual item and virtual item coupon based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual items or virtual item coupons separately, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. Revenue for the virtual item coupons is recognized when the virtual items purchased with the virtual item coupons are consumed. Although virtual item coupons have expiry dates, the Group considers that the impact of breakage for the virtual item coupons is insignificant as historical data shows that virtual item coupons are consumed shortly after they are released to users.
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
Net revenues of RMB11,825,442, RMB10,415,580 and RMB10,213,654 were recognized for value-added service for the years ended December 31, 2023, 2024 and 2025, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
- continued

(b)	Other services
Revenue from other services mainly consist of revenues from mobile marketing service, mobile games, and film and television series distribution promotion business. Revenues are recognized when (or as) control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. If control of the goods and services are transferred over time, revenue is recognized over time. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Net revenues of RMB176,881, RMB147,391 and RMB153,442 were recognized for other services for the years ended December 31, 2023, 2024 and 2025, respectively.
Change in revenue presentation
Beginning in the year of 2025, the Group revised its revenue disaggregation to better align with the changes in how management evaluating business performance of the Group. Revenue from live video services and value-added services is now combined and presented as “value-added services”. In addition, revenue from mobile marketing services, mobile games and certain other services is now aggregated and presented as “other services.”
The Group believes that the revised presentation provides a more meaningful depiction of the nature of its revenue streams and how users engaging with its products and services. Prior year amounts have been reclassified to conform to the current year presentation, where applicable. The change in presentation did not affect the Group’s total revenues or previously reported results of operations.
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
Contract balances
Contract balances include accounts receivable and deferred revenue. Accounts receivable represent cash due from third-party application stores and other payment channels as well as from advertising customers and are recorded when the right to consideration is unconditional. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group recorded no material impairment charges related to contract assets in the period. Deferred revenue primarily includes cash received from paying users related to the Group’s live video service and value-added service as well as cash received from the Group’s advertising customers. Deferred revenue is recognized as revenue over the estimated service period or when all of the revenue recognition criteria have been met. Revenue recognized in 2024 and 2025 that was included in the deferred revenue balance as of January 1, 2024 and 2025 were RMB442,805 and RMB427,702, respectively.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. For certain government subsidies, there are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The Group records government subsidies as other operating income when received from the local government authority, because the government subsidies are not subject to further performance obligations or future returns. Government subsidies recorded as other operating income amounted to RMB72,502, RMB42,991 and RMB16,692 for the years ended December 31, 2023, 2024 and 2025, respectively.
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
Value added taxes (“VAT”)
Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets. Revenue is recognized net of VAT amounted to RMB901,381, RMB757,413 and RMB665,053 for the years ended December 31, 2023, 2024 and 2025, respectively.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of operations, the consolidated statements of comprehensive income, and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.
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
Advertising expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “sales and marketing expense” in the consolidated statements of operations and are expensed when incurred. Total advertising expenses incurred were RMB1,173,743, RMB1,117,790 and RMB1,153,256 for the years ended December 31, 2023, 2024 and 2025, respectively.
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
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
Recent accounting pronouncements adopted
In December 2023, the FASB issued ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets” (“ASU 2023-08”). ASU 2023-08 requires certain crypto assets to be measured at fair value separately on the balance sheet with gains and losses from changes in the fair value reported as unrealized gains or losses in the statement of operations each reporting period. ASU 2023-08 also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. The new crypto assets standard is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the new crypto assets standard requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company adopted this guidance on a modified retrospective basis. The Company did not hold any investments in crypto assets immediately prior to the adoption of ASU 2023-08. For additional information, see Note 4.
In December 2023, the FASB issued ASU
2023-09
“Improvements to Income Tax Disclosures” (“ASU
2023-09”).
ASU
2023-09
intends to improve the transparency of income tax disclosures. ASU
2023-09
is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company adopted this guidance on a prospective basis. For additional information, see Note 15.
Recent accounting pronouncements not yet adopted
In November 2024, the FASB issued ASU
2024-03,
Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures(Subtopic
220-40):
Disaggregation of Income Statement Expenses (“ASU
2024-03”).
The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027,with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Company continues to evaluate the impact of this guidance on its disclosures, but plan to adopt this guidance prospectively and conform with the disclosure requirements when it becomes mandatorily effective for the Company’s annual report for the year ending December 31, 2027.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted
- continued
In August 2025, the FASB issued ASU
2025-05,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets” (“ASU
2025-05”).
This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU
2025-05
is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.
In December 2025, the FASB issued ASU
2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the effect of this update on its disclosure.

3.	ACQUISITION
Business Combination in 2024
On December 1, 2024, the Group acquired a business providing dating and social networking services to users for a total cash consideration of RMB204,380. During 2025, within the measurement period, the Group adjusted the purchase price to RMB178,045 based on the settlement of certain liabilities assumed at amounts different from those initially estimated as of the acquisition date. As of December 31, 2025, RMB155,880 of the consideration was paid.
As a result of the purchase price adjustment, goodwill arising from the acquisition decreased by RMB26,335. The adjustment is reflected as a separate line item in the Goodwill movement table in Note 9.
The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

	As of December 1, 2024
	Amounts	Estimated useful lives
	RMB
Net tangible assets:
Other current assets	2,607
Intangible assets:
Trade name	63,504	10 years
Active user	7,299	3 years
Technology	4,672	5 years
Total assets	78,082
Deferred revenue	(9,952)
Goodwill	109,915

Total consideration	178,045

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
The revenue and net income attributable to this acquisition included in the Company’s consolidated statements of operations for the period from the acquisition date through December 31, 2024 were RMB7,549 and RMB827, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

3.	ACQUISITION - continued

Business Combination in 2025
Acquisition in Japan
On January 31, 2025, the Group acquired 87.5% equity interest in a Japanese business engaging in the online entertainment matching
business at a cash consideration of RMB196,354, which was fully paid by December 31, 2025.
The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

	As of January 31, 2025
	Amounts	Estimated useful lives
	RMB
Net assets acquired	3,880
Intangible Assets
Trade name	78,121	11 years
Technology	14,540	5 years
Active user	4,254	3 years
Non-compete Agreement	11,173	3 years
Goodwill	143,152
Deferred tax liabilities	(33,100)
Non-controlling interests	(25,666)

Total consideration	196,354

Net assets acquired primarily consisted of cash and cash equivalents of RMB9,041 as of the date of acquisition. The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.
The
revenue and net income attributable to this acquisition included in the Company’s consolidated statements of operations for the period from the acquisition date through December 31, 2025 were RMB92,497 and RMB9,869.
Acquisition in Europe
On September 2, 2025, the Group acquired 100%

equity interest in HAPPN for a total cash consideration of
 RMB537,711.
Happn provides online dating and social networking services to users in Europe. As of December 31, 2025
, RMB537,703 of the consideration was paid.
The transaction was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Group with the assistance of an independent valuation firm, and the purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

	As of September 2, 2025
	Amounts	Estimated useful lives
	RMB
Net assets acquired	109,030
Intangible Assets
Trade name	71,419	10.3 years
Technology	14,142	5.3 years
Active user	6,988	0.3 years
Goodwill	359,269
Deferred tax liabilities	(23,137)

Total consideration	537,711

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

3.	ACQUISITION - continued
Business Combination in 2025
- continued

Acquisition in Europe
- continued
Net assets acquired primarily consisted of cash and cash equivalents of RMB132,619 as of the date of acquisition. The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.
The

revenue and net income attributable to this acquisition included in the Company’s consolidated statements of operations for the period from the acquisition date through December 31, 2025 were RMB
106,741
and RMB
14,536
.
Pro forma financial information is not presented for the business acquisitions in the fiscal year 2025 as it is immaterial individually and in aggregate to the reported results.

4.	SHORT-TERM INVESTMENTS
As of December 31, 2025, the carrying amounts of short-term investments were as follows:

	As of December 31, 2025
	Quantity(i)	Cost Basis	Fair Value	Exchange difference	Cumulative gain or loss
		RMB	RMB	RMB	RMB
Paper gold	3,349	94,393	101,408	(114)	7,129
Crypto assets of Bitcoin and Ethereum	137	24,693	23,305	19	(1,407)

		119,086	124,713	(95)	5,722

(i)	Actual paper gold and crypto assets quantity held. Quantities of paper gold are expressed in ounces, and quantities of crypto assets are expressed in number of coins.
The Group recorded a net gain of RMB5,722 on these investments due to changes in fair value for the year ended December 31, 2025.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits with third-party payment channels (i)	269,960	257,655
Interest receivable	347,861	211,618
Input VAT (ii)	119,126	107,237
Advance to suppliers (iii)	50,589	55,846
Prepaid service fee	11,200	55,541
Corporate lending receivable (iv)	255,403	34,966
Deferred platform commission cost	30,718	30,897
Others	19,315	37,557

	1,104,172	791,317

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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

(iii)	Advance to suppliers were primarily for advertising fees and related service fees.
(iv)
Corporate lending receivable was loans provided to third-party entities. Loans of US$34,990 and US$12,000 provided to one third-party entity during the year ended December 31, 2024 and 2025, respectively, carried annual interest rate ranging from
 8.5% to 10.5%.
The repayments were guaranteed by two individuals and shall be executed on the first anniversary of the loan origination unless otherwise agreed by the Group and the borrower. These loans were reclassed from corporate lending receivable to available-for-sale investment within long-term investments pursuant to subsequent agreements with the borrower to change these loans to convertible notes (note vi in Note 6).

As of December 31, 2025, loans of US$5,000 provided to a different third-party entity carried an annual interest rate of 5%. The borrower was required to pay all accrued interest on the last day of each interest period, and to repay the outstanding principal amounts together with all unpaid interest and other amounts due on the respective maturity dates.

6.	LONG-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investments
Jingwei Chuangteng (Hangzhou) L.P. (i)	30,204	26,169
Hangzhou Aqua Ventures Investment Management L.P. (ii)	47,144	26,383
Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (iii)	31,386	28,246
Others (vii)	64,849	77,108
Equity securities without readily determinable fair values
58 Daojia Ltd. (iv)	300,000	300,000
Hangzhou Faceunity Technology Limited (iv)	70,000	70,000
Sichuan INMO Technology Co., Ltd. (iv)	55,343	55,343
Others (vii)	36,496	69,931
Fair value option investment
AEZ Capital Feeder Fund (v)	190,111	196,517
Available-for-sale investment
Long-term investment in a third-party online brokerage company (vi)	—	664,345

	825,533	1,514,042

The Group performed impairment analysis for equity method investments and equity securities without readily determinable fair values periodically. Impairment losses of RMB31,250, RMB62,625 and RMB nil were recorded for equity securities without readily determinable fair values under “other gain or (loss), net” in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively.

(i)
On January 9, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Jingwei Chuangteng (Hangzhou) L.P. (“Jingwei”). According to the partnership agreement, the Group committed to subscribe 4.9% partnership interest in Jingwei for RMB30,000. Due to Jingwei’s further rounds of financing, the Group’s partnership interest was diluted to 2.4% as of December 31, 2024 and 2025. The Group recognized its share of partnership loss in Jingwei of RMB (24,227), RMB (18,483) and RMB (2,382) during the years ended December 31, 2023, 2024 and 2025, respectively. The Group received distribution from Jingwei of RMB718, RMB nil and RMB1,653 during the year ended December 31, 2023, 2024 and 2025, respectively.

(ii)
On August 18, 2015, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Hangzhou Aqua Ventures Investment Management L.P. (“Aqua”). According to the partnership agreement, the Group committed to subscribe 42.7% partnership interest for RMB50,000. The Group recognized its share of partnership profit or (loss) in Aqua of RMB356, RMB (24) and RMB (20,761) for the years ended December 31, 2023, 2024 and 2025, respectively.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

6.	LONG-TERM INVESTMENTS - continued

(iii)
On September 12, 2018, the Group entered into a partnership agreement to subscribe partnership interest, as a limited partner, in Chengdu Tianfu Qianshi Equity Investment Partnership L.P. (“Tianfu”). According to the partnership agreement, the Group committed to subscribe 5.1% partnership interest for RMB30,000. The Group recognized its share of partnership loss in Tianfu of RMB (1,531), RMB (769) and RMB (2,851) during the years ended December 31, 2023, 2024 and 2025, respectively. The Group received distribution from Tianfu of RMB1,927 and RMB289 during the year ended December 31, 2024 and 2025, respectively.

(iv)
The Group invested in certain preferred shares of private companies. On April 9, 2021, the Group entered into a preferred share subscription agreement with 58 Daojia Ltd. for a consideration of RMB300 million. The transaction was completed in April 2021. On March 31, 2022, the Group entered into a share purchase agreement with Sichuan INMO Technology Co., Ltd
.
for a consideration of RMB55,343. The transaction was completed in April 2022. As the investments were neither debt security nor in-substance
common stock, they were accounted as equity securities without readily determinable fair values and measured at fair value using the measurement alternative. There have been no orderly transactions for the identical or a similar investment of the same issuer noted during the years ended December 31, 2024 and 2025. There have been no impairment indicators identified as of December 31, 2024 and 2025.

(v)
In October 2021, the Group completed an investment in an open mutual fund named “AEZ Capital Feeder Fund” (“AEZ”), which is redeemable on a quarterly basis. The Group, as a limited partner, subscribed Class A participating shares with capital contribution of RMB114,707. The Group has significant influence on AEZ and elected the fair value option to account for this investment using the NAV practical expedient whereby the change in fair value of RMB81,560 and RMB15,855 was recognized during the year ended December 31, 2024 and 2025.

(vi)
In April and September 2025, the Group entered into convertible note (the “Convertible Notes”) subscription agreements with a third-party online brokerage company, pursuant to which the investee issued up to
USD95,000
of the Convertible Notes to the Group a
t
 a
3-month
Secured Overnight Financing Rate as determined in accordance with the terms of the agreement plus 100 basic points per annum. Among the consideration of USD95,000, USD46,990 were reclassed from corporate lending receivable pursuant to subsequent agreements with the borrower to change these loans to Convertible Notes. The Convertible Notes is due and payable in 18 to 36 months from issuance.
The Group has the right to convert the Convertible Notes into preferred shares on or prior to the maturity date at the conversion price stipulated in the subscription agreement. The Group accounts for the investment as available-for-sale investments.

(vii)	Others represent equity method investments or equity securities without readily determinable fair values that are individually insignificant.

7.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Computer equipment	789,516	808,588
Buildings and building improvement	9,888	893,595
Land	32,100	333,340
Office equipment	181,055	188,512
Leasehold improvement	149,398	2,285
Construction in progress	760,411	92,395
Vehicles	3,584	3,910
Less: accumulated depreciation	(1,029,382)	(898,802)
Exchange difference	466	(3,793)

	897,036	1,420,030

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025 were RMB74,492, RMB52,847 and RMB43,040, respectively. As of December 31, 2024 and 2025, constructions in progress in the amount of RMB760,411 and RMB92,395 were primarily relating to the construction of office buildings.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Trade name	793,024	904,863
Active user	394,714	389,108
Technology	37,022	63,291
License	51,178	51,211
Non-compete Agreement	—	10,659
Less: accumulated amortization	(537,302)	(576,077)
Less: accumulated impairment loss	(538,109)	(538,109)
Exchange difference	(113,866)	(64,230)

Net book value	86,661	240,716

Amortization expenses charged to the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025 were RMB5,116, RMB5,886 and RMB38,775, respectively. The Group did not record any impairment loss on acquired intangible assets for the years ended December 31, 2023, 2024 and 2025.
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

For the year ended December 31,	Amounts
2026	37,994
2027	34,109
2028	26,991
2029	26,466
2030	22,641
Thereafter	92,515

Total	240,716

9.	GOODWILL

Amounts
Balance, as of December 31, 2023	—
Acquisition (Note 3)	136,250
Balance, as of December 31, 2024	136,250
Acquisition (Note 3)	502,421
Measurement period adjustments (Note 3)	(26,335)
Exchange difference	(16,037)

Balance, as of December 31, 2025	596,299

To assess potential impairment of goodwill, the Group performed an assessment of the carrying value of each reporting unit at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of each reporting unit below its carrying value. As of December 31, 2024 and 2025, the Group assessed qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Group considered primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the
operations. Based on the Group’s qualitative assessment, it is not more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is not performed.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accrued payroll and welfare	182,688	192,119
Balance of users’ virtual accounts	143,464	142,259
Payable for advertisement	126,063	141,305
Payable for repurchase of subsidiary’s share options	7,143	88,941
Accrued liability for purchase of building and building improvement	9,381	85,851
Accrued professional services and related service fee	60,551	76,625
VAT payable	31,549	27,723
Other tax payables	42,490	27,606
Interest payable	30,550	12
Others	70,531	66,238

Total	704,410	848,679

11.	CONVERTIBLE SENIOR NOTES
In July 2018, the Company issued RMB4,985 million (US$725 million) of convertible senior notes (the “Notes”) which will mature on July 1, 2025. The Notes will be convertible into the Company’s American depositary shares (“ADSs”), at the option of the holders, based on an initial conversion rate of 15.4776 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$64.61 per ADS and represents an approximately 42.5% conversion premium over the closing trading price of the Company’s ADSs on June 26, 2018, which was US$45.34 per ADS). The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events. During the year ended December 31, 2024, the conversion rate was adjusted to 23.0536 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$43.38 per ADS) due to the cash dividend paid in 2024. During the year ended December 31, 2025, the conversion rate was adjusted to 24.3760 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to a conversion price of approximately US$41.02 per ADS) due to the cash dividend paid in 2025.
The holders of the Notes may convert their notes, in integral multiples of US$1,000 principal amount, at any time prior to the day immediately preceding the maturity date. The Company will not have the right to redeem the Notes prior to maturity, except in the event of certain changes to the tax laws or their application or interpretation. The holders of the Notes had the right to require the Company to repurchase all or part of their Notes in cash on July 1, 2023, or in the event of certain fundamental changes. As of December 31, 2024 and July 1, 2025, no Notes were converted into the Company’s ADSs.
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
As of December 31, 2024, the carrying value of the Notes was RMB20,191, including unamortized issuance cost of RMB34. The issuance costs were amortized through interest expense over the period from July 2, 2018, the date of issuance, to
July 1, 2025, the date of expiration, using the effective interest rate method which was 1.61% for the years ended December 31, 2024 and 2025. Amortization and interest expenses related to the convertible senior notes amounted to RMB319 and RMB 160 during the years ended December 31, 2024 and 2025, respectively.
As of December 31, 2024, the remaining principal of Notes was US$2,771, which was fully repaid as of December 31, 2025.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

12.	LEASES
Operating leases
The Group’s leases consist of operating leases for administrative office spaces and IDC facilities. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the lease term. The Group elected the practical expedient not to separate lease and non-lease
components of contracts, except for bandwidth service included in IDC facilities lease contracts. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease. The Group also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.
Tota
l operating lease expense was RMB128,878 and RMB150,078, including RMB9,990 and RMB11,594 short-term lease expense for the years ended December 31, 2024 and 2025, respectively. The operating lease expense was recorded in cost and expenses on the consolidated statements of operations.

	For the years ended December 31
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	116,523	137,318
Non-cash right-of-use assets obtained in exchange for new lease obligations:
Operating leases	254,745	40,588
Weighted average remaining lease term
Operating leases	1.95	2.23
Weighted average discount rate
Operating leases	5.95%	5.22%

As of December 31, 2025, the Group has no significant lease contract that has been entered into but not yet commenced, and the future minimum payments under operating leases were as follows:

Amounts
RMB
2026	86,176
2027	23,008
2028	6,663
2029	5,297
2030	5,297
2031 and thereafter	3,531
Less: imputed interest	6,396

Total	123,576

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents.

13.	BORROWINGS
Borrowings were as follows as of the respective balance sheet dates:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term bank borrowing	2,365,535	—
Long-term bank borrowings, current portion	1,938,385	2,118
Long-term bank borrowings, non-current portion	—	3,133

Total	4,303,920	5,251

As of December 31, 2024, the Group had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 2.5% to 3.6% per annum. As of December 31, 2024, the weighted average interest rate of these borrowings was 3.1% per annum. The borrowings are primarily denominated in RMB and US$. These borrowings were obtained from financial institutions located in the Hong Kong and secured by the Group’s short-term deposits of US$367,000. As of December 31, 2025, the short-term borrowings of RMB2,365,535 had been fully repaid, and the pledged short-term deposits of US$367,000 were released.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

13.	BORROWINGS - continued

The long-term borrowings, current portion outstanding as of December 31, 2024 bore an interest rate of 3.8% per annum, and were denominated in RMB. These borrowings were obtained from financial institutions located in the PRC and secured by the Group’s long-term deposits of RMB2,652,307 as of December 31, 2024.
As of December 31, 2025, the borrowings of RMB1,938,385 had been fully repaid, and the pledged long-term deposits of RMB2,652,307 were released.
The long-term borrowings (including current portion) outstanding as of December 31, 2025 bore interest at rates ranging from 0.63% to 2.0% per annum and were denominated in local currencies. As of December 31, 2025, the weighted average interest rate of these borrowings was 1.75% per annum. These borrowings were obtained by the Group’s overseas subsidiaries from local financial institutions.
As of December 31, 2025, the long-term borrowings, including the portion due within one year which were recorded in “Long-term borrowings, current portion”, will be repaid according to the following schedule:

Amounts
RMB
2026	2,118
2027	1,812
2028	991
2029	330

Total	5,251

14.	FAIR VALUE
Measured on a recurring basis
As of December 31, 2024 and 2025, assets and liabilities that are measured at fair value on a recurring basis include cash and cash equivalents, short-term investment, available-for-sale
investment and fair value option investment. Cash and cash equivalents, and short-term investment of crypto assets (including Bitcoin and Ethereum) are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in active markets for identical assets to which the Group has access.
The fair value of the short-term investment in paper gold was determined based on observable gold prices in the market, adjusted for contract-specific factors. Such inputs are observable or can be corroborated by market data; however, the instruments are not traded in active markets for identical assets. Accordingly, these investments are classified within Level 2 of the fair value hierarchy.
For Convertible Notes that do not have a quoted market rate, when recent transactions are available, the Company measures their fair value based on recent transactions. Recent transactions include the purchase price agreed by an independent third party for a similar investment and have been classified as Level 2 measurement. When no recent transactions are available, the Company has classified those as Level 3 measurement and a market approach or income approach will be used by the Company to measure fair value. As of December 31, 2025, the Convertible Notes were classified as Level 2.
For fair value option investments that use NAV practical expedient to measure fair value, it is not categorized in the fair value hierarchy per ASC 820.
As of December 31, 2024 and 2025, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measured as of December 31,
Description	2025	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	5,320,022	5,320,022	—	—
Short-term investment	124,713	23,305	101,408	—
Available-for-sale investment	664,345	—	664,345	—
Total	6,109,080	5,343,327	765,753	—

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

14.	FAIR VALUE - continued

Measured on a recurring basis
- continued

	Fair Value Measured as of December 31,
Description	2024	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	RMB	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	4,122,659	4,122,659	—	—

Total	4,122,659	4,122,659	—	—

Disclosed on a recurring basis
The fair value of the Notes was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, including the trading price of the Company’s convertible notes, when available, the Company’s stock price and interest rates based on similar debt issued by parties with credit ratings similar to the Company (Level 2). As of December 31, 2024 and 2025, the fair value of the Notes was RMB20,466 and RMB nil, respectively.
As of December 31, 2024 and 2025, the fair value of the short-term deposits and long-term deposits was RMB5,433,966 and RMB3,323,825, respectively, and the interest rates were determined based on the prevailing interest rates in the market (Level 2).
Interest rates under the short-term and long-term borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market (Level 2). The carrying value of the short-term and long-term borrowing approximates to fair value.
Measured on nonrecurring basis
For equity securities without readily determinable fair value for which the Group elected to use the measurement alternative, the investment is measured at fair value on a nonrecurring basis whenever there is an impairment or any changes resulting from observable price changes in an orderly transaction for an identical or a similar investment of the same issuer. During the years ended December 31, 2024 and 2025, the Group performed an impairment test on its equity securities without readily determinable fair value investees and recorded an impairment loss of RMB62,625 and RMB nil, respectively.
In determining the equity securities without readily determinable fair value over which the Group identified impairment indicators, income approach was used, which requires management to use unobservable inputs (level 3) such as the management projection of discounted future cash flow and the discount rate.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

15.	INCOME TAXES

Cayman
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
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
Japan
Income generated by the Company’s subsidiaries incorporated in Japan is subject to corporate income taxes imposed by national and local governments. For the year ended December 31, 2025, the statutory tax rate applicable to the Company’s Japanese subsidiaries was approximately 31%, representing the aggregate of national and local taxes, including corporate tax, local corporate tax, enterprise tax and inhabitant’s tax. In addition, certain subsidiaries may qualify for preferential tax treatment applicable to small and medium-sized
enterprises; however, such preferential rates did not have a material impact on the Group’s overall effective tax rate.
France
The Company’s subsidiaries domiciled in France are subject to a tax rate of 25%.
PRC income tax
The EIT Law and its implementation rules permit certain High and New Technologies Enterprises (“HNTEs”), to enjoy a reduced
 15%
 enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Beijing Momo IT and Tantan Technology have qualified as HNTEs in 2023, 2024 and 2025.
Chengdu
 Momo
 has qualified as western China development enterprise since 2014. According to No. 23 announcement of the State Administration of Taxation of PRC in April 2018, Chengdu Momo is no longer required to submit the preferential tax rate application to the tax authority, but is only required to keep the relevant materials for future tax inspection instead. Based on the historical experience, the Group believes Chengdu Momo will most likely to qualify as western China development enterprise and accordingly be entitled to a preferential income tax rate of 15% for the year ended December 31, 2025 because Chengdu Momo’s business nature has no significant changes. As a result, the Group applied 15% to determine the tax liabilities for Chengdu Momo.
The other entities incorporated in the PRC are subject to an enterprise income tax at a rate
of 25%.
During the year ended December 31, 2025, no tax audit was conducted by the relevant tax authorities on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2021 to 2025 of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, remain subject to tax audits as of December 31, 2025, at the tax authority’s discretion.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

15.	INCOME TAXES - continued

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
PRC withholding tax
Under the EIT
Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident
enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which satisfies the criteria of “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5% for dividends generated in the PRC. Cayman, where the Company is incorporated, does not have a tax treaty with PRC. Dividends paid by Beijing Momo IT in the PRC to its foreign investors Momo HK are subject to withholding tax at a statutory rate of 10%, unless a reduced treaty rate is applicable.
During 2024, the Company applied a reduced withholding tax rate of
5
% on dividends
distributed by Beijing Momo IT to Momo HK and undistributed earnings of Beijing Momo IT based on its assessment that
Momo HK
qualified as the beneficial owner under the applicable tax regulations. In 2025, the relevant tax authority reassessed such qualification and determined that the statutory withholding tax rate of 10% should apply. As a result, the Company recorded additional withholding tax for prior period distributions, which has been paid in full during 2025, and accrued withholding tax on undistributed earnings at the statutory rate of 10%. The Company will apply the 10% rate to accrue withholding tax for future earnings generated by Beijing Momo IT.
During the years ended December 31, 2023, 2024 and 2025, the Group has accrued withholding tax of RMB184 million, RMB519 million and RMB634 million (including RMB535 million incremental tax accrual due to increased applicable withholding tax rate as a result of the reassessment by the tax authority in 2025) on retained earnings generated by Beijing Momo IT, because Beijing Momo IT’s earnings are to be remitted to its offshore parent company in the foreseeable future to fund its demand on US$ in business operations, payments of dividends, potential investments, etc.
Beijing Momo IT declared special dividends of RMB1,800 million, RMB6,000 million and RMB800 million to Momo HK for the years ended December 31, 2023, 2024 and 2025, respectively.
With respect to the related withholding tax, Beijing Momo IT paid RMB180 million, RMB200 million, and RMB480 million during the years ended December 31, 2023, 2024 and 2025, respectively.
Except for Beijing Momo IT, the remaining PRC subsidiaries and the VIEs of the Company do not hold any undistributed earnings as of December 31, 2024 and 2025.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

15.	INCOME TAXES - continued

Income (loss) before income taxes consists of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	2,787,963	1,806,369	1,741,866
Non-Chinese mainland	(135,602)	19,010	(79,593)

Income (loss) before income taxes	2,652,361	1,825,379	1,662,273

For the year ended December 31, 2025, income tax expense amounted to RMB205.8 million in Chinese mainland, and income tax expense amounted to RMB637.1 million in jurisdictions outside Chinese mainland.
Income taxes consist of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses	444,449	398,498	566,061
Deferred tax expenses	185,574	446,524	276,808

Total income tax expenses	630,023	845,022	842,869

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Advertising expense	404,023	396,309
Net operating loss carry-forward	286,835	335,031
Accrued expenses	27,450	23,314
Impairment on long-term investments	23,023	18,523
Less: valuation allowance	(705,265)	(738,563)

Deferred tax assets, net	36,066	34,614

Deferred tax liabilities:
Intangible assets acquired	2,820	50,568
Accelerated tax depreciation	4,582	8,597
Withholding income tax	234,513	471,952
Others	—	879

Deferred tax liabilities, net	241,915	531,996

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
As of December 31, 2025, the net operating loss carry-forward for the Company’s subsidiaries domiciled in the PRC, consolidated VIEs, and VIEs’ subsidiaries amounted to RMB996,783. The net operating loss in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2019 and thereafter.
As of December 31, 2025, the net operating loss carryforward for the Company’s subsidiaries domiciled in Hong Kong amounted to RMB264,172, which would be carried forward indefinitely and set off against its future taxable profits.
As of December 31, 2025, the net operating loss carryforward for the Company’s subsidiaries domiciled in Singapore amounted to RMB185,929, which can be carried forward indefinitely and set off against its future taxable profits.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

15.	INCOME TAXES - continued

As of December 31, 2025, the net operating loss carryforward for the Company’s subsidiaries domiciled in France amounted to RMB162,671, which can be carried forward indefinitely and utilized to offset future taxable profits, subject to certain annual utilization limitations.
As of December 31, 2025, the net operating loss carryforward for the Company’s subsidiaries domiciled in Japan amounted to RMB49,800, which can be carried forward for up to 10 years and utilized to offset future taxable profits, subject to certain annual utilization limitations.
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
The movements of valuation allowance of deferred tax assets are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	638,980	654,033	705,265
Acquisitions	—	—	44,774
Additions	31,283	80,576	28,096
Expirations	(16,230)	(29,344)	(39,572)

Balance at the end of the year	654,033	705,265	738,563

Reconciliation between income tax expense computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision for income tax is as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Net income before provision for income tax	2,652,361	1,825,379
PRC statutory tax rate	25%	25%
Income tax expense at statutory tax rate	663,090	456,345
Permanent differences and Research and development super-deduction	(76,414)	(67,319)
Change in valuation allowance	31,283	80,576
Effect of income tax rate difference in other jurisdictions	41,854	6,672
Effect of tax holidays and preferential tax rates	(213,804)	(150,067)
Effect of the preferential tax rate adjustment of prior year’s EIT	—	—
Effect of PRC withholding tax	184,014	518,815

Provision for income tax	630,023	845,022

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

15.	INCOME TAXES - continued

	For the years ended December 31,
	2025
	RMB	Percent
Income tax expense at PRC statutory rate	415,568	25.0%
Foreign tax effects	17,474	1.1%
Effect of changes in tax laws or rates enacted in the current year	—	0%
Effect of cross-border tax laws
PRC withholding tax	633,586	38.1%
Tax credits
Tax incentives relating to R&D expenditures	(63,892)	(3.8%)
Change in valuation allowance	28,096	1.7%
Nontaxable or nondeductible items	(8,114)	(0.5%)
Changes in unrecognized tax benefits	—	0%
Other adjustments
Effect of tax holidays inside PRC	(124,138)	(7.5%)
Loss on disposal of subsidiaries deductible for tax purposes	(55,711)	(3.4%)

Income tax expense	842,869	50.7%

If Beijing Momo IT, Chengdu Momo and Tantan Technology did not enjoy income tax exemptions and preferential tax rates for the years ended December 31, 2023, 2024 and 2025, the increase in income tax expenses and resulting net income per share amounts would be as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Increase in income tax expenses	213,804	150,067	124,138
Net income per ordinary share attributable to Hello Group Inc. - basic	4.62	2.41	2.05
Net income per ordinary share attributable to Hello Group Inc. - diluted	4.39	2.38	2.01
No significant unrecognized tax benefit was identified for the years ended December 31, 2023, 2024 and 2025. The Group did not incur any material interest and penalties related to potential underpaid income tax expenses and also believed that uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within next twelve months.

16.	ORDINARY SHARES
In 2023, 2024 and 2025, 6,467,898, 4,486,870 and 5,619,438 ordinary shares were issued in connection with the exercise of options and vesting of restricted share units previously granted to employees, executives and consultants under the Company’s share incentive plans (see Note 18), respectively.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

16.	ORDINARY SHARES - continued

For the years ended December 31, 2023, 2024 and 2025, the Company repurchased 8,354,042, 51,386,354 and 30,238,190 Class A ordinary shares for US$29,378 (RMB212,195), US$166,287 (RMB1,197,439) and US$104,605 (RMB749,983) on the open market, at a weighted average price of US$7.01, US$6.45 and US$6.90 per ADS, respectively. The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity. For the years ended December 31, 2024 and 2025, the Company cancelled 99,243,960 and 20,179,614 Class A ordinary shares from treasury stock, respectively.

17.	DISTRIBUTION TO SHAREHOLDERS
On March 16, 2023, the Company declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. US$136,555 (RMB958,052) cash dividend was paid in
2023
to shareholders of record at the close of business on April 28, 2023. The ex-dividend
date was April 27, 2023.
On March 14, 2024, the Company declared a special cash dividend in the amount of US$0.54 per ADS, or US$0.27 per ordinary share. US$98,915 (RMB716,302) cash dividend was paid in
2024
to shareholders of record at the close of business on April 12, 2024. The ex-dividend
date was April 11, 2024.
On March 12, 2025, the Company declared a special cash dividend in the amount of US$0.30 per ADS, or US$0.15 per ordinary share. US$47,873 (RMB346,182) cash dividend was paid in
2025
to shareholders of record at the close of business on April 11, 2025. The ex-dividend
date was April 11, 2025.
The cash dividends were recorded as reduction of retained earnings.

18.	SHARE-BASED COMPENSATION
Share options granted by the Company
In November 2014, the
Company adopted the 2014 share incentive plan (“2014 Plan”), pursuant to which a maximum aggregate of 14,031,194 Class A ordinary shares may be issued pursuant to all awards granted thereunder. Starting from 2017, the number of shares reserved for future issuances under the 2014 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the Company’s board of directors, on the first day of each calendar year during the term of the 2014 Plan. With the adoption of the 2014 Plan, the Company will no longer grant any incentive shares under the share incentive plan adopted in November 2022. The time and condition to exercise options will be determined by the Board or a committee of the Board. The term of the options may not exceed ten years from the date of the grant, except for the situation of amendment, modification and termination. Under the 2014 Plan, share options are subject to vesting schedules ranging from two to four years.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company
- continued
The following table summarizes the option activity for the year ended December 31, 2025:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2024	31,266,301	0.0114	7.03	120,175

Granted	7,805,926	0.0002
Exercised	(5,519,438)	0.0002
Forfeited	(853,791)	0.0002

Outstanding as of December 31, 2025	32,698,998	0.0109	6.97	106,728

Exercisable as of December 31, 2025	17,196,451	0.0206	5.35	55,965
There were 17,196,451 vested options, and 13,523,129 options expected to vest within the remaining vesting schedules as of December 31, 2025. For options expected to vest, the weighted-average exercise price was US$0.0002 as of December 31, 2025 and aggregate intrinsic value was US$51,439 and US$44,286 as of December 31, 2024 and 2025, respectively.
The weighted-average grant-date fair value of the share options granted during the years 2023, 2024, and 2025 was US$4.00, US$2.57 and US$2.96, respectively. The total intrinsic value of options exercised for the years ended December 31, 2023, 2024, and 2025 was US$24,815, US$14,162 and US$19,961, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Sholes pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Expected term	Volatility	Dividend yield		Exercise price (US$)
2023	4.24%~5.66%	6 years	62.5%~66.1%	—		0.0002
2024	4.43%~5.22%	6 years	62.5%~64.2%	3.5%		0.0002
2025	4.44%~5.21%	6 years	60.7%~62.3%	3.4	%~3.5%	0.0002

(1)	Risk-free interest rate
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options granted by the Company
- continued

(6)	Fair value of underlying ordinary shares
The fair value of the ordinary shares is determined as the closing sales price of the ordinary shares as quoted on the principal exchange or system.
For employee, executives and
non-employee
share options, the Group recorded share-based compensation of RMB246,551, RMB183,999 and RMB158,420 during the years ended December 31, 2023, 2024 and 2025, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2025, total unrecognized compensation expense relating to unvested share options was RMB286,690, which will be recognized over a weighted average period of 2.76 years. The weighted-average remaining contractual term of options outstanding is 6.97 years.
Restricted share units (“RSUs”) granted by the Company
On April 6, 2023, April 8, 2024 and April 7, 2025, the Company granted 130,000, 100,000 and 100,000 shares of RSUs, respectively, to independent directors under the 2014 Plan and 2024 Plan with a vesting period of 4 years.
The Company will forfeit the unvested portion of the RSUs if the grantees terminate their service during the vesting period. No shares of RSUs were forfeited in 2025.
The Group recorded share-based compensation of RMB5,799, RMB3,479 and RMB2,352 for RSUs for the years ended December 31, 2023, 2024 and 2025, respectively, based on the fair value on the grant dates over the requisite service period of award using the straight-line method.
As of December 31, 2025, total unrecognized compensation expense relating to unvested RSUs was RMB3,378 which will be recognized over a weighted average period of 2.28 years.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan
- continued
The following table summarizes the option activity for the year ended December 31, 2025:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life	Aggregated intrinsic Value
		(US$)	(years)	(US$)
Outstanding as of December 31, 2024	3,579,267	1.6883	4.59	—

Repurchased	(53,229)	1.3083
Forfeited	(62,877)	0.0001

Outstanding as of December 31, 2025	3,463,161	1.7227	4.74	—

Exercisable as of December 31, 2025	3,395,355	1.7517	4.72	—
During the years ended December 31, 2024 and 2025, the Company voluntarily repurchased for employees’ vested options upon the termination of their employment with total consideration of RMB4,775 and RMB1,965, respectively. Those options were subsequently canceled. Cash payments amounting to RMB9,628 and RMB3,845 were made during the year ended December 31, 2024 and 2025, respectively. The Group recorded the consideration directly to equity, to the extent that the amount does not exceed the fair value of the vested option repurchased at the repurchase date. The Group recorded any excess of the repurchase price over the fair value of the vested options repurchased as additional compensation cost.
There were 3,395,355 vested options, and 67,806 options expected to vest within the remaining vesting schedules as of December 31, 2025. For options expected to vest, the weighted-average exercise price was US$0.0001 as of December 31, 2025 and the aggregate intrinsic value amounted to US$ nil as of December 31, 2024 and 2025, respectively.
The weighted-average grant-date fair value of the share options granted during the years ended December 31, 2023 was US$ nil.
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

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

18.	SHARE-BASED COMPENSATION - continued

Share options granted by Tantan
- continued

(6)	Fair value of underlying ordinary shares
The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation before Tantan was acquired and on a contemporaneous valuation after Tantan was acquired, which used management’s best estimate for projected cash flows as of each valuation date.
For share options classified as equity awards, Tantan recorded share-based compensation of RMB14,751, RMB5,094 and RMB1,973 during the years ended December 31, 2023, 2024 and 2025, respectively, based on the fair value of the grant dates over the requisite service period of award according to the vesting schedule for employee share option.
As of December 31, 2025, total unrecognized compensation expense relating to unvested share options was RMB nil. The weighted-average remaining contractual term of options outstanding is 4.74 years.

19.	NET INCOME PER SHARE
The calculation of net income per share is as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributed to ordinary shareholders for computing net income per ordinary share-basic and diluted	1,957,581	1,039,573	804,013
Denominator:
Denominator for computing net income per share-basic:
Weighted average ordinary shares outstanding used in computing net income per ordinary share-basic	377,639,399	369,312,997	332,356,281

Denominator for computing net income per share-diluted:
Weighted average shares outstanding used in computing net income per ordinary share-diluted	401,833,328	373,591,974	338,597,079

Net income per ordinary share attributable to Hello Group Inc. - basic	5.18	2.81	2.42

Net income per ordinary share attributable to Hello Group Inc. - diluted	4.92	2.78	2.37

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net income per ordinary share for the years ended December 31, 2023, 2024 and 2025, because their effect is anti-dilutive:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Share issuable upon exercise of share options	4,420,431	7,367,609	2,600,254
Share issuable upon exercise of RSUs	102,344	75,000	48,438

20.	COMMITMENTS AND CONTINGENCIES
Investment commitments
The Group was obligated to subscribe RMB78,000 for partnership interest of certain long-term investees under various arrangements as of December 31, 2025.
Loan facilities commitments
As of December 31, 2025, the Group provided loan facilities of RMB5,540 to a related party with fixed interest rate of 2.59% and maturity

within
one year
.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES - continued

Acquisition commitments
As of December 31, 2025, the Group’s acquisition commitments were approximately RMB25,154, which is related to the acquisition considerations for the remaining equity interests of the Japanese business acquired in 2025.
Capital commitments
The Group’s capital commitments primarily relate to commitments on construction of office building. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB2,391 as of December 31, 2025. These capital commitments will be fulfilled in the following years according to the payment terms of contracts.
Contingencies
The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2025.

21.	RELATED PARTY BALANCES AND TRANSACTIONS

Major related parties	Relationship with the Group
Related Party A	Subsidiary of an investee
Related Party B (i)	Subsidiary of an investee

(i)
The Company disposed its investment in the parent company of Related Party B on January 15, 2024. Both entities were no longer related parties of the Company since January 15, 2024, the date of disposal. Therefore, as of December 31, 2024, the current portion balance of amount due from a related party was reclassified to prepaid expenses and other current assets, and the non-current
portion balance was reclassified to other
non-current
assets, and the balance of amount due to a related party was reclassified to accounts payable.

(1)	Amount due from a related party

	As of December 31,
	2024	2025
	RMB	RMB
Related Party A (ii)	—	21,751

Total	—	21,751

(ii)
As of December 31, 2025, the Group had amounts due from Related Party A of
RMB21,751,
which primarily represented loan principal and accrued interest receivable arising from financing arrangements entered into with Related Party A. The loans are unsecured, bear interest at a rate of 2.59%
per annum, and are repayable within one year from the loan origination.

(2)	Interest income from a related party

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party A (iii)	—	—	291

Total	—	—	291

(iii)	During the year ended December 31, 2025, the Group recorded interest income of RMB291 from Related Party A.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

21.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(3)	Purchases from related parties

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Related Party B (iv)	179,000	2,910	—
Others	55	—	—

Total	179,055	2,910	—

(iv)
The purchases from Related Party B represented the Revenue Sharing for value-added services. The amount of RMB2,910 for the year ended December 31, 2024 represented the Revenue Sharing incurred from January 1, 2024 to January 15, 2024, the date that the company was disposed.

22.	SEGMENT INFORMATION
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
During the years ended December 31, 2023 and 2024, the Group determined that it operated in three operating segments namely Momo, Tantan and QOOL given that the related financial information is separately reviewed by the Group’s CEO. Momo’s services mostly include live video services, value-added services, mobile marketing services and mobile games derived from the Momo’s platform and other applications. Tantan’s services mainly include value-added services and live video services provided on Tantan’s platform. QOOL services mainly include advertisement services generated from the Group’s broadcasting of content television.
Effective from January 1, 2025, following the cessation of QOOL’s operations and given the diminished scale of Tantan’s operations relative to the Group’s overall business, the Company’s chief operating decision maker began reviewing the Group’s financial performance on a consolidated basis as a single operating segment. This change aligns the Company’s segment disclosure with the financial information that the chief operating decision maker currently receives and uses to allocate resources and assess performance. Prior period segment information has been retrospectively revised to conform to the current presentation.
The Group’s chief operating decision maker uses the consolidated net income to monitor budget versus actual results when making decisions about allocating resources and assessing performance of the Group.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,

	2023	2024	2025
	RMB	RMB	RMB
Net revenues:	12,002,323	10,562,971	10,367,096
Less:
Revenue Sharing	(6,079,947)	(5,496,231)	(5,459,117)
Other cost of revenues	(945,447)	(951,110)	(987,502)
Research and development	(884,590)	(804,425)	(779,449)
Sales and marketing	(1,414,949)	(1,329,780)	(1,368,658)
General and administrative	(502,479)	(507,658)	(455,393)
Interest expense	(62,223)	(127,846)	(72,438)
Income tax expenses	(630,023)	(845,022)	(842,869)
Other segment items (note)	469,030	538,674	404,855

Net income	1,951,695	1,039,573	806,525

Note: Other segment items includes other operating income, interest income, other gain or (loss), net, and share of (loss) income on equity method investments.

Hello Group Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

22.	SEGMENT INFORMATION - continued

The following table presents interest income, share of (loss) income on equity method investments and depreciation and amortization expenses for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Interest income	436,253	510,964	374,466
Share of (loss) income on equity method investments	(70,643)	59,216	(12,879)
Depreciation and amortization expenses	79,608	58,733	81,815
The following table presents revenues by geographic area based on the addresses of the Group’s users:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Chinese mainland	11,203,978	9,392,079	8,367,094
Overseas	798,345	1,170,892	2,000,002

Total	12,002,323	10,562,971	10,367,096

The following table sets forth the Group’s long-lived assets by geographic area, which consist of property and equipment, net and operating lease right of-use
assets:

	For the years ended December 31,
	2024	2025
	RMB	RMB
Chinese mainland	1,101,560	1,127,317
Singapore	5,173	331,204
Rest of the World	42,472	80,308

Total	1,149,205	1,538,829

23.	EMPLOYEE BENEFIT PLAN
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Group accrues for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were RMB206,513, RMB201,066 and RMB 200,285 for the years ended December 31, 2023, 2024 and 2025, respectively.

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS
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

Hello Group
Inc
.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- continued
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(in thousands, except share data, or otherwise noted)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

The appropriations to these reserves by the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries were RMB nil, RMB nil and RMB2,139 for the years ended December 31, 2023, 2024 and 2025, respectively.
Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The capital and statutory reserves restricted which represented the amount of net assets of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the Group not available for distribution were RMB1,509,111, RMB1,509,111 and RMB1,511,240 as of December 31, 2023, 2024 and 2025, respectively.

25.	SUBSEQUENT EVENTS
Special cash dividend
On March 18, 2026, the Company declared a special cash dividend in the amount of US$0.28 per ADS, or US$0.14 per ordinary share. The cash dividend will be paid on April 30, 2026 to shareholders of record at the close of business on April 10, 2026. The ex-dividend
date was April 10, 2026. The aggregate amount of cash dividends to be paid is approximately US$41.2 million, which will be funded by available cash on the Company’s balance sheet.